Form 20-F
period 2002-12-31
MACRONIX INTERNATIONAL CO LTD
filed 2003-06-30
CIK 1009680

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended DECEMBER 31, 2002
OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	0-27884

(Exact name of Registrant as specified in its charter)
MACRONIX INTERNATIONAL CO., LTD.

(Translation of Registrant’s name into English)
Republic of China

(Jurisdiction of incorporation or organization)
No. 16 Li-Hsin Road
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
American Depositary Shares representing Common Shares
Common Shares, par value NT$10 per share*

(Title of Class)

* Not for trading in the United States, but only in connection with the registration of the American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 3,691,276,875 Common Shares were outstanding.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]   No[  ]

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ]  Item 18 [X]

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES

          As used herein, except as the context otherwise requires, “we”, “us”, “our” or the “Company” refers to Macronix International Co., Ltd. and our subsidiaries.

          All references herein to “Taiwan” or the “ROC” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references herein to the “ROC Government” and the “ROC Company Law” are references to the government of the Republic of China and the Company Law of the Republic of China, respectively. All references herein to “ROC GAAP” and “U.S. GAAP” are to accounting principles generally accepted in the ROC and the United States, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

          We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references herein to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “NT dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of NT$34.7 = US$1.00. On June 26, 2003, the noon buying rate between New Taiwan dollars and United States dollars was NT$34.6 = US$1.00. See “Item 10. Additional Information — D. Exchange Controls”. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and no representation is made that the New Taiwan dollar or United States dollar amounts referred to herein could have been or could be converted into United States dollars or New Taiwan dollars, as the case may be, at any particular rate, the above rates or at all.

CAUTIONARY STATEMENT

          This annual report contains various forward-looking statements. These include statements about:

•	industry and product pricing trends;

•	developments in technology affecting the market acceptance and competitiveness of our products;

•	applications for our products;

•	competition from other industry participants;

•	pricing levels of our and our competitors’ products;

•	our development and marketing of new products;

•	our development and maintenance of relationships with our customers and strategic partners;

•	the expansion and enhancement of our manufacturing capacity;

•	our development of new process technologies;

•	our ability to obtain funding for our capital expenditure plans;

•	economic, political and financial developments in the markets for our products;

•	our ability to obtain the necessary raw materials and the prices for these materials; and

•	our ability to attract and retain qualified personnel.

These forward-looking statements are based on current expectations, estimates and projections about our industry, our management’s beliefs and assumptions made by them. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify these forward-looking statements. Although we believe that these expectations and projections are reasonable, such forward-looking statements are not guarantees of future performance or actual results and are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	our dependence on frequent introduction of new services and technologies based on the latest developments;

•	the intensely competitive semiconductor industry;

•	risks associated with international business activities;

•	our dependence on key personnel;

•	natural disasters, such as earthquakes, which are beyond our control;

•	general economic and political conditions, including those related to the semiconductor industry;

•	possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, that may reduce end-user purchases relative to expectations and orders;

•	fluctuations in foreign currency exchange rates;

•	additional disclosures we make in our previous and future Form 20-F annual reports and Form 6-K periodic reports to the Securities and Exchange Commission; and

•	those other risks identified in “Item 3. Key Information — D. Risk Factors” of this annual report.

          We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.     KEY INFORMATION

A.	Selected Financial Data

          The selected income statement data for the years ended December 31, 2000, 2001 and 2002, and the selected balance sheet data as of December 31, 2001 and 2002 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis.

          The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 and the related notes included in this annual report, “Item 8. Financial Information” and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with ROC GAAP and ROC reporting practices. For a discussion of certain differences between ROC GAAP and U.S. GAAP, see note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,

	1998	1999	2000	2001	2002	2002

	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)

	(in millions, except per share and ADS data)
Consolidated Income Statement Data:
ROC GAAP
Net sales revenue	12,580	16,957	33,493	21,747	16,492	475
Cost of goods sold	(9,888)	(12,124)	(15,494)	(11,674)	(17,105)	(493)
Less: Unrealized profit as of December 31, 2002	—	—	—	—	(2)	—

Realized gross profit (loss)	2,692	4,833	17,999	10,073	(615)	(18)
Operating expenses	(3,055)	(3,258)	(5,856)	(6,557)	(6,212)	(179)

Operating income (loss)	(363)	1,575	12,143	3,516	(6,827)	(197)
Total other income	698	846	945	1,356	466	13
Total other expenses	(2,288)	(1,830)	(2,077)	(4,795)	(4,976)	(143)

Income (loss) before taxes and minority interest	(1,953)	591	11,011	77	(11,337)	(327)
Income tax benefit (expense)	406	316	(398)	(943)	(20)	—

Income (loss) before minority interest	(1,547)	907	10,613	(866)	(11,357)	(327)
Minority interest loss	—	—	—	—	0.4	—

Net Income (loss)	(1,547)	907	10,613	(866)	(11,357)	(327)

Net income (loss) per share –basic(1)	(0.47)	0.27	2.93	(0.23)	(3.10)	(0.09)
Net income (loss) per share –diluted(1)	(0.47)	0.27	2.91	(0.23)	(3.10)	(0.09)
U.S. GAAP
Gross profit (loss)	1,548	4,558	17,615	6,598	(4,018)	(116)
Operating income (loss)	(1,620)	1,237	11,069	(2,263)	(10,186)	(294)
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(3,072)	1,861	8,016	(3,842)	(13,841)	(399)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(0.96)	0.58	2.31	(1.06)	(3.77)	(0.11)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(0.96)	0.58	2.26	(1.06)	(3.77)	(0.11)
Net income (loss)(2)	(3,072)	1,861	8,016	(4,463)	(13,841)	(399)
Net income (loss) per share-basic(1) (3)	(0.96)	0.58	2.31	(1.23)	(3.77)	(0.11)
Net income (loss) per share –diluted(1)(3)	(0.96)	0.58	2.26	(1.23)	(3.77)	(0.11)
Balance Sheet Data:
ROC GAAP
Total current assets	15,898	14,303	29,027	25,358	21,301	614
Net property, plant and equipment	28,491	32,028	38,006	39,562	40,029	1,154
Total assets	49,604	51,197	72,451	72,309	68,120	1,963
Total current liabilities	5,841	8,868	11,786	9,632	18,357	529
Long-term liabilities	18,714	15,946	16,091	19,533	19,549	563
Total liabilities	24,555	24,814	27,877	29,165	37,906	1,092
Total shareholders’ equity	25,049	26,383	44,574	43,144	30,214	871
U.S. GAAP
Total shareholders’ equity	23,945	26,433	41,831	43,300	28,351	817
Other Data:
ROC GAAP
Capital expenditures	6,136	8,129	11,803	9,078	8,975	259
Depreciation and amortization	4,255	4,855	6,048	8,006	8,742	252
Net cash provided by operating activities	2,766	5,062	16,123	8,837	86	2
Net income (loss) per ADS –basic	(4.72)	2.73	29.27	(2.34)	(31.0)	(0.9)
Net income (loss) per ADS –diluted	(4.72)	2.73	29.05	(2.34)	(31.0)	(0.9)
Number of common shares outstanding (weighted, as adjusted)(4)	3,286	3,315	3,625	3,695	3,660	3,660
Stock dividend per common share(5)	22%	10%	13%	30%	10%	10%
US GAAP
Total current assets	15,898	14,588	28,994	26,646	21,037	606
Total assets	49,630	51,578	72,342	73,595	66,179	1,907
Total current liabilities	6,342	8,886	14,425	10,768	18,797	542
Total liabilities	25,050	25,145	30,511	30,295	37,828	1,090

(1)	Retroactively adjusted for all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under ROC GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares and derivative contracts. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in an additional expense of NT$516 million in 1998, no additional expense or income in 1999, an additional expense of NT$1,622 million in 2000, an additional expense of NT$4,273 million in 2001 and an additional expense of NT$0 million (US$0 million) in 2002. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in an additional expense of NT$1,056 million in 1998, an increased income of NT$1,301 million in 1999, an additional expense of NT$898 million in 2000, an additional gain of NT$228 million in 2001 and an additional gain of NT$449 million (US$12.9 million) in 2002.

(3)	Retroactively adjusted for all stock dividends declared. See note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

B.	Capitalization and Indebtedness

          Not applicable.

C.	Reason for the Offer and Use of Proceeds

          Not applicable.

D.	Risk Factors

          Holders of our securities should note that investment in our securities involves risks and uncertainties that could affect our future business success or financial results. The following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission by our company, among other factors, could adversely affect our results of operations and could cause our results of operations to differ materially from those expressed in any forward-looking statements made by, or on behalf of, our company:

Risks Relating to Our Company

We recorded gross, operating and net losses in 2002, and we forecast that we will record such losses in 2003. This could cause us to default on loan covenants, and could also materially adversely affect the value of your investment.

          The severe and protracted semiconductor industry downturn that began in the second half of 2000 continued throughout 2001 and 2002, with continued erosion of the average selling prices of our products. In 2002, net sales revenues declined by 24.2% compared to 2001, and our cost of goods sold (a substantial portion of which consists of non-cash depreciation and amortization) exceeded our net sales revenue, resulting in a realized gross loss of NT$615 million (US$17.7 million) and an operating loss of NT$6,827 million (US$196.7 million). Due to the price erosion, and related inventory losses, we recorded a net loss of NT$11,357 million (US$327.3 million). For the same reasons, in 2001 we recorded a net loss of NT$866 million. Furthermore, we forecast that we will incur gross, operating and net losses for 2003.

          As a result of net losses of NT$866 million and NT$11,357 million (US$327.3 million) that we incurred in 2001 and 2002, respectively, and unrealized losses on long-term investments of NT$540 million and NT$332 million (US$9.6 million) in 2001 and 2002, respectively, shareholders’ equity declined by 3.2% in 2001, and by 30% in 2002, to NT$30,214 million (US$870.7 million). Our loan agreements contain covenants that require us to maintain certain financial ratios, including specified debt to equity ratios. As a result of our losses in 2001 and 2002, and our projected losses in 2003, we may be unable to meet the specified debt to equity ratios, unless we are able to raise additional equity funding. We intend to offer up to 1,000,000,000 new common shares for cash in 2003, to increase shareholders’ equity, pursuant to a rights offering. We cannot assure you that we will be successful in selling all or any of such common shares. If we are unable to raise additional equity funding or renegotiate the terms of our loan agreements, we may be in default of financial covenants in the future. Such a default would seriously impair our ability to secure debt financing, and could require us to delay or cancel capital expansion plans, dispose of assets or take other steps to meet the financial ratios.

          In addition, we cannot assure you that these losses will not continue or increase. If we continue to record losses, the value of your investment may be materially adversely affected.

We are vulnerable to cyclical downturns in the semiconductor industry and we are currently experiencing a severe and protracted downturn.

          The semiconductor industry is highly cyclical. Economic downturns historically have caused reduced product demand, rapid declines in product prices, low capacity utilization and production over-capacity. For example, during 1997 and 1998, intense competition in the semiconductor industry worldwide, coupled with a general economic downturn in the Asia Pacific region, caused the average selling prices and demand for many of our products to decline significantly. Since the end of 2000, the semiconductor industry has been adversely affected by the sudden and rapid decline in worldwide demand for electronic products such as personal computers, computer peripherals, consumer electronics and other communications devices. As such, electronics systems and applications companies have drastically reduced their orders for semiconductor devices to avoid further inventory accumulation. This severe and protracted downturn, which has continued throughout 2001 and 2002, has resulted in an even more serious deterioration in the average selling prices of, as well as demand for, most of our products and materially adversely affected our operating results and financial condition. We cannot predict when the semiconductor industry will recover. Even after the industry recovers, our product prices, sales volumes and margins may continue to be adversely affected during future cyclical downturns, and our business, financial condition and results of operations may suffer accordingly.

Our results of operations fluctuate significantly, which may affect the value of your investment.

          Our historical net sales revenue and other results of operations have varied, at times significantly, from quarter-to-quarter and from year-to-year. For example, we had net income under ROC GAAP of NT$10,613 million in 2000, a net loss of NT$866 million in 2001 and NT$11,357 million (US$327.3 million) in 2002. Our future net sales revenue, gross profit (loss), operating income, net income (loss) and more generally, our business and operations, may vary significantly due to a combination of many factors, including:

•	changes in general economic and business conditions;

•	the cyclical nature of both the semiconductor industry and the markets served by our customers;

•	changes in average selling prices of our products;

•	shifts by integrated device manufacturers between internal and outsourced production;

•	our customers’ adjustments in their inventory;

•	the loss of a key customer or the postponement or cancellation of an order from a key customer;

•	our ability to obtain adequate labor, equipment, components, raw materials, electricity, water and other required production inputs on a timely and cost-efficient basis;

•	capital expenditures and production uncertainties relating to the roll-out of new facilities;

•	our ability to achieve target production yields, especially for new products;

•	our ability to accurately predict customer demand, as we must commit to significant capital expenditures in anticipation of future orders;

•	natural disasters, such as fires, droughts, floods and earthquakes, or industrial accidents;

•	the long lead times required for building and equipping new facilities;

•	the long lead times in securing a qualification from our customers;

•	currency and interest rate fluctuations that may not be fully hedged; and

•	technological changes.

          Due to these factors and other risks, many of which are beyond our control, you should not rely on quarter-to-quarter or year-to-year comparisons to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business and operations. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors, which may in turn cause the prices of our securities to fall.

Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

          We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. Under the current severe and protracted downturn in the worldwide semiconductor industry, and in view of the serious losses we have incurred in 2001 and 2002, and the losses we forecast for 2003, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. A default under one agreement may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis, and our operations could be significantly disrupted or harmed. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations, and could seriously impair our ability to secure debt financing.

If we continue to experience significant investment losses from our investments, our financial condition and results of operations may be adversely affected.

          We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere. As a result of the market downturn in the second half of 2000, which continued throughout 2001 and 2002, many of our invested companies experienced significant declines in their operating results. This in turn caused us to incur substantial investment losses as well as a reduction in the value of our equity interests in these companies. We incurred a net investment loss from our investments of approximately NT$780 million in 2001, an increase of approximately NT$163 million compared to approximately NT$617 million in 2000. In particular, we recorded an unrealized loss in Tower Semiconductor Ltd. (“Tower Semiconductor”) of NT$646 million as of December 31, 2001 due to a decline in the market value of the shares of Tower Semiconductor. This unrealized loss was charged to shareholders’ equity. We incurred a net investment loss from our investments of approximately NT$415 million (US$12.0 million) in 2002. Any further significant losses from our investments in the future may materially and adversely affect our financial condition and results of operations.

You should not rely on our financial forecasts reported by us from time to time pursuant to the requirements of the Taiwan Securities and Futures Commission.

          We urge you not to rely on the forecasts published by us from time to time pursuant to the requirements of the Taiwan Securities and Futures Commission as such forecasts are based upon a number of estimates and assumptions regarding our industries, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. None of the information included in this annual report has formed or will form the basis of our future forecasts. We do not undertake any obligation to update these forecasts, except as required by applicable laws and regulations.

Internally prepared annual financial information published by us from time to time pursuant to Taiwan Securities and Futures Commission reporting requirements may be inaccurate and incomplete.

          Since 1993, the Taiwan Securities and Futures Commission requires ROC companies that meet certain statutory criteria to publish financial forecasts and to report to the Taiwan Securities and Futures Commission certain internally prepared unaudited unconsolidated financial information regarding such companies during the prior fiscal year. For a public company listed on the Taiwan Stock Exchange or the GreTai Securities Market, the statutory criteria for the financial forecast requirement currently include without limitation: (i) an offering of securities, (ii) election of one-third of its directors on the board, (iii) the execution, amendment or termination of any contract for leasing the company’s entire business, entrusted business or joint operation with another party, the transfer of the whole or essential part of its business or assets, or the acquisition of another party’s entire business or assets, or (iv) merger with another company under the ROC Company Law or ROC Enterprise Merger Law. We have complied with this requirement every year since 1995 due to one of the following reasons in each year: offering of securities or convertible bonds, election of directors or capital increase. We intend to continue to comply with this requirement whenever necessary. The unaudited unconsolidated information we publish in response to this requirement will not be subject to the same scrutiny to which we subject quarterly unaudited unconsolidated financial information we publish from time to time pursuant to the requirements of the Taiwan Securities and Futures Commission, or to our audited consolidated semiannual or annual financial statements. Furthermore, as this information is not audited, it may vary materially from our audited consolidated financial statements for the same period.

A decrease in demand for consumer electronics, computer and computer peripheral and other communications products may significantly decrease the average selling prices for our products and reduce our revenue and profitability.

          A significant percentage of our net sales revenue, that is, our gross sales revenue less sales returns and discounts, is derived from customers who use our products for consumer electronics, computers and computer peripherals and other communications products. A significant decrease in the demand for consumer electronics, computers and computer peripherals and other communications products may decrease the demand for our products and could adversely affect our results of operations. Since the end of 2000, worldwide demand for electronic products has experienced a rapid and sudden decline. In particular, declining average selling prices of these products have resulted in significant downward pressure on the prices of our products that are used in these products. If the average selling prices for these products continue to decrease, the average selling prices for our products will also continue to decrease, and our revenue and profitability will suffer.

If we cannot compete successfully in our industry, we may lose customers and our revenue may decrease.

          The semiconductor industry is highly competitive. We compete with major international semiconductor companies, including Intel Corporation (“Intel”), SanDisk Corporation, Atmel Corporation (“Atmel”), Sharp Corporation (“Sharp”), Advanced Micro Devices, Inc. (“Advanced Micro Devices”), STMicroelectronics NV. (“STMicroelectronics”), Samsung Electronics Co., Ltd. (“Samsung”), NEC Corporation (“NEC”), Fujitsu Limited (“Fujitsu”), Hynix Semiconductor Inc., Toshiba Corporation (“Toshiba”), Oki Semiconductor Co. (“Oki”) and various other industry participants. Many of our competitors have greater access to capital and technology and substantially greater production, research and development, sales and marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than our company.

          The principal elements of competition in our industry include:

•	technological expertise and technical competence;

•	time-to-market;

•	ability to obtain raw materials and components on a timely and cost-effective basis;

•	research and development capabilities;

•	available capacity;

•	manufacturing capabilities and yields;

•	customer service; and

•	price.

          Moreover, since the basic manufacturing processes for the production of volatile and nonvolatile memory chips are similar, manufacturers of volatile memory products may migrate into our nonvolatile memory markets, which would create additional competition. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 2001, in order to maintain high capacity utilization in their facilities during periods of reduced demand. Any renewed erosion in the prices for our products could cause our profits to decrease and have a material adverse effect on our financial condition and results of operations.

Due to our high percentage of fixed costs, we will be unable to maintain our profitability at past levels if we are unable to achieve relatively high capacity utilization rates.

          Our operations are characterized by relatively high fixed costs, and we expect to continue to incur substantial depreciation and other expenses. Our profitability depends in part not only on absolute pricing levels for our products, but also on utilization rates for our equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since per-unit costs generally decrease as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations due to relatively low growth in demand, which leads to reduced margins during that period. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our products, which led to reduced margins during that period. Although our capacity utilization rates have improved in 2002, we cannot assure you that we will be able to maintain or surpass our past profitability levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

Our customers generally do not place purchase orders in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently and on a timely basis.

          Our customers generally place purchase orders between one to two months before the desired shipment date, and our contracts with customers generally do not require minimum purchases of our products. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues and allocate resources for future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that our future revenue in any quarter will continue to be substantially dependent upon purchase orders received in that quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures for raw materials, components, labor and equipment.

As we depend on mask ROM sales for a substantial portion of our revenue, a significant decrease in mask ROM sales could result in the loss of a significant portion of our revenue.

          In 2000, 2001 and 2002, approximately 57.6%, 56.8% and 45.9%, respectively, of our gross sales revenue was derived from mask ROM sales. Historically, most of our mask ROM products have been used in video game cartridges. Competing technological alternatives, such as CD-ROMs, DVD-ROMs, magnetic disks and telephone-linked and internet databases, are now available to video game machine producers for some applications. For example, Nintendo, which is our largest customer, began marketing in September 2001 a new game platform that utilizes a DVD-ROM-based storage system.

We are seeking to sustain our mask ROM sales volume by diversifying our customer base to include telecommunications, handheld computing and information devices and office automation equipment manufacturers. We cannot assure you, however, that these initiatives will be successful. Any significant reduction in the use of mask ROMs in the video game manufacturing industry will significantly reduce our revenue and adversely affect our business, financial condition and results of operations.

We intend to increase our manufacturing capacity in flash products, which may expose our business and operations to additional risks that may adversely affect our financial condition and results of operations.

          We intend to increase our manufacturing capacity in flash products in order to diversify our product profile and capitalize on the growing demand for these products. However, unlike certain semiconductor products that require advanced technology and substantial design capacity, flash products are commodity products. As a result, flash products generally compete on the basis of price and volume and require a large scale of production to sustain profit margins. Furthermore, the flash products market is dominated by large players, including Advanced Micro Devices, Intel, Sharp and ST Microelectronics, all of which have greater financial and other resources than our company. Flash products are also subject to inventory obsolescence much more quickly. As of December 31, 2001 and 2002, flash products accounted for approximately 55.6% and 66.6% of our product inventory, respectively. Our business and profitability will suffer if we are unable to compete effectively in the flash products market. Moreover, any inventory loss from flash products may adversely affect our financial condition and results of operations.

If we are unable to successfully execute or integrate our new organizational and business unit structure, our operations and future profitability may be adversely affected.

          We recently completed a reorganization of our organizational and business unit structure, under which our existing organizational and business unit structure organized on the basis of memory products, SOC products and services, and multimedia products were reorganized into two main strategic business groups. However, we may not be able to effectively and efficiently assimilate our business, operations and personnel under the new organizational and business unit structure, and may experience disruption to our business and encounter difficulty in implementing effective operational, management and financial information systems. Moreover, we cannot assure you that our new organizational and business unit structure will be compatible with our existing business model. Any failure to successfully execute or integrate our new organizational and business unit structure may adversely affect our operations and future profitability.

Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue.

          In 2000, 2001 and 2002, approximately 32.5%, 42.2% and 36.5%, respectively, of our net sales revenue was derived from sales to Megachips Corporation (“Megachips”), which is the exclusive distributor of our products to Nintendo. Nintendo may not continue to place orders with us in the future at the same levels as in prior periods or at all. The loss of Nintendo as a customer, delayed or reduced orders by Nintendo, decreases in product prices or significant changes in delivery schedules to Nintendo could materially and adversely affect our business, financial condition and results of operations. In addition, any negative development in the relationship between us and Megachips or the relationship between Nintendo and Megachips could harm our sales to Nintendo. Nintendo faces intense competitive pressure in the electronics entertainment market, which is characterized by frequent new product introductions and rapidly shifting consumer preferences. Nintendo’s new game platform, the GameCube, utilizes a DVD-ROM-based storage system, which is different from mask ROM-based cartridges used in Nintendo’s other game platforms. This new game platform came to market in Japan in September 2001, in the United States in November 2001 and in Europe in May 2002. As a result, we have been shifting our production toward the output of mask ROMs for Nintendo’s Game Boy series of handheld gaming devices and other semiconductor solutions for the GameCube and related accessories. Unit sales volumes or prices of mask ROMs and other products sold through Megachips to Nintendo may fluctuate significantly depending on the products offered by Nintendo and its need for our products. If we cannot successfully market and sell our mask ROM products for inclusion in other devices such as game cartridges used in Nintendo’s Game Boy Advance devices, or if Nintendo delays or reduces its orders from us, or if we cannot replace Nintendo with a customer purchasing our products at similar levels, our sales may decline significantly and our business, financial condition and results of operations will be adversely affected.

We depend on our technology partners to advance our portfolio of process technologies, and we may not be able to advance our portfolio of process technologies if we fail to maintain our existing arrangements with our technology partners or enter into new arrangements with other technology providers.

          Enhancing our product design and manufacturing process technologies is critical to our ability to provide products and services for our customers. In particular, we have an internal research and development team focusing on developing new semiconductor manufacturing process technologies. We also depend on our technology arrangements with leading integrated device manufacturers and fabless semiconductor companies, consumer electronics and communications companies and other technology providers to advance our portfolio of process technologies. We currently have joint development or technology sharing arrangements with Mitsubishi Electric Corporation (“Mitsubishi”) and Tower Semiconductor. We believe these arrangements also reduce our development costs and capital expenditures and increase the capacity utilization rates in our fabrication plants. If we are unable to maintain successful technology arrangements on mutually beneficial economic terms, or are unable to enter into new technology arrangements with other leading semiconductor companies, electronics companies and other technology providers, we may not be able to continue providing our customers with leading-edge process technologies, which may adversely affect our competitiveness as well as our business and prospects.

We depend on select personnel and could be affected by the loss of their services.

          We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, most of these employment agreements do not specify the duration of employment. Therefore, the relevant management personnel may, subject to the terms of the relevant agreements, terminate such agreements at any time. We are not insured against the loss of any of our personnel. In particular, we may be required to substantially increase the number of these employees in connection with our future expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Moreover, in order to attract and retain personnel, we must devote significant resources to training and benefits. These benefits have historically and may in the future include bonuses in the form of our common shares and our stock performance-based employee bonuses.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

          Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

          If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

If needed cash resources are unavailable to us, we will be unable to implement successfully our research and development plans.

          To keep up with the rapid pace of technological change and to develop attractive and cost-effective products, we need to invest significantly in research and development. We currently intend to spend annually no less than 10% of our net sales revenue on research and development. We may not be able to generate cash flow from operations in sufficient amounts to allow us to maintain this level of spending on research and development. Any failure to maintain adequate research and development spending could reduce our competitiveness and jeopardize our long-term prospects.

Our results of operations may continue to be adversely affected by the writedown of inventory resulting from an industry downturn.

          Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. As a result, periods of excess capacity, overproduction, inventory buildup, rapid declines in average selling prices and technological obsolescence in the semiconductor industry have frequently followed periods of increased demand. The semiconductor industry has experienced deteriorating market conditions since the end of 2000. This has resulted in a rapid increase in our inventory levels, a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. Inventory loss provisions are recognized as non-operating losses under ROC GAAP. We held approximately 229 days of total inventory as of December 31, 2002, compared to 264 days as of December 31, 2001. In addition, we recorded inventory losses of NT$2,929 million (US$84.4 million) in the year ended December 31, 2002, compared with NT$2,587 million in the year ended December 31, 2001. We may be required to further increase our inventory loss provision or provide a significant writedown of our inventory due to inventory obsolescence and price declines in future periods if market conditions do not improve. Furthermore, due to the cyclical nature of the semiconductor industry, we cannot assure you that we will be able to maintain our inventories at a satisfactory level or that we will not incur additional losses on inventories in the future.

If we are unable to manage our expansion effectively, our growth prospects may be limited and our future profitability may be affected.

          We have significantly expanded our operations in recent years, and expect to continue to expand our operations in the future. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our expansion effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

If we are unable to effectively manage seasonal fluctuations in the demand for our products, our business and profitability may be adversely affected.

          We have in the past experienced, and we expect to continue to experience, seasonal fluctuations in the demand for our products. In particular, we generally operate at a higher capacity utilization level during the first and fourth quarters of the year. If we are unable to increase our manufacturing capacity to meet seasonal or additional future demand on a timely basis, our customers may seek other manufacturing sources to meet their needs and our business and profitability may be adversely affected. In addition, if we are unable to effectively manage our manufacturing capacity during a seasonal downturn in demand, our results of operations would also be adversely affected.

Delays or other constraints in the expansion or construction of our fabrication plants could delay increases in our capacity, which may adversely affect our growth and prospects.

          We completed construction of Fab III in July 2002. However, due to the adverse market conditions currently prevailing in the semiconductor industry, we expect full commencement of operations at Fab III to be delayed until 2005 or later. We expect to utilize part of the space in Fab III to house equipment relating to the planned upgrade of the manufacturing facilities in Fab II. We could delay the commencement of full commercial operation of Fab III beyond 2005 if there is no significant improvement in market conditions.

          If we experience delays or other constraints in the expansion, construction or the commencement of full commercial operations of our fabrication plants, planned increases in our capacity could be delayed and our results of operations could be adversely affected.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

          Our manufacturing operations require that we obtain adequate supplies of raw materials on a timely basis. Our primary raw materials include six-inch and eight-inch wafers, chemicals and gases and other inputs, which we purchase from a limited number of suppliers. In particular, wafer manufacturing capacity and supply in the Taiwan semiconductor industry have from time to time been, and in the future may be, limited, and our future growth will depend in large part on securing a continuous supply of six-inch and eight-inch wafers. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenue and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we could not pass on to our customers.

If we are unable to obtain additional equipment in a timely manner and at reasonable cost, our competitiveness and future profitability may be adversely affected.

          We expect to purchase a significant amount of additional equipment to expand our operations. In particular, our plans for the enhancement of Fab I and Fab II, as well as the commencement of full commercial operations of Fab III, will require additional advanced and expensive equipment. The market for our equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. In addition, we do not have binding supply agreements with any of our suppliers and acquire our equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. As a result, if we are unable to obtain equipment in a timely manner and at a reasonable cost, we may not be able to expand our manufacturing capacity and fulfill our customers’ orders, which could adversely affect our growth prospects as well as our financial condition and results of operations.

If the trading price of our common shares decreases significantly or if the exchange rate between the Japanese yen and the U.S. dollar fluctuates significantly, we may suffer substantial losses as a result of derivative contracts to which we are or may become a party.

          We enter into derivative contracts from time to time with our common shares as the underlying reference securities. Certain of these contracts also include a reference to foreign currency exchange rates. These contracts may significantly affect our net income or loss for any given period. We recorded losses of NT$297 million in 2000, NT$171 million in 2001 and NT$677 million (US$19.5 million) in 2002 with respect to these derivative contracts under U.S. GAAP. These losses were primarily attributable to a significant decline in the trading price of our common shares, as well as significant fluctuations in the exchange rate between the Japanese yen and the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Equity Derivative Contracts”. Future decreases in the trading price of our common shares or fluctuations in the exchange rate between the Japanese yen and the U.S. dollar may adversely affect our financial condition and results of operations.

Derivative contracts may expose us to risks that may adversely affect our financial condition and results of operations.

          We enter into a variety of derivative transactions from time to time for both hedging and trading purposes. These derivative contracts may expose us to or increase our exposure to financial market risks, including foreign currency exchange rates, marketable securities prices (including those of our common shares and bonds) and changes in interest rates. Even when we enter into derivative contracts for hedging purposes, there may be imperfect correlation, or even no correlation, between price movements of a derivative instrument and price movements of the underlying item being hedged, which will result in a less effective or ineffective hedge. Moreover, although successful hedging strategies could reduce our risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the hedged item, hedging strategies could also reduce our opportunity for gain by offsetting the positive effect of favorable price movements in the hedged item.

          We may also be required to pledge assets as collateral security, maintain segregated accounts or make margin payments when we take positions in derivative instruments involving obligations to third parties (i.e., derivative instruments other than purchased options). If we were to be unable to close out our positions in these derivative instruments, we may be required to continue to pledge such assets, maintain such accounts or make such payments until the positions expire or mature. Our ability to close out a position in a derivative instrument prior to its expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of a counterparty to enter into a transaction closing out the position. We cannot assure you that we will be able to close out a derivative position at a time and price that is favorable to us.

          We are also exposed to the credit risk of the counterparties to our derivatives contracts. In particular, any failure by a counterparty to honor the terms of its derivatives contracts with us may adversely affect our financial condition and results of operations.

We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our earnings.

          All of our existing manufacturing operations are in Hsinchu, Taiwan, which is vulnerable to natural disasters. Disruption of operations at our manufacturing facilities for any reason, including work stoppages, power outages, fires, typhoons, earthquakes or other natural disasters, would cause delays in shipments of our products, which could result in the loss of customers. As a result of the rapid growth of the Taiwan semiconductor industry, which is primarily based in Hsinchu, severe constraints have been placed on the water and electricity supply in that region. Any shortages of water or electricity could have a material and adverse effect on our operations. For example, we have in the past experienced major power outages, each of which resulted in a brief suspension of production. In addition, many areas in Taiwan experienced a severe drought in 2002, causing the Taiwan authorities to announce water-rationing measures in the northern parts of Taiwan. If a drought occurs again and the authorities are unable to source water from alternative sources in sufficient quantities, we may be required to temporarily shut down or substantially reduce the operations of our facilities in the affected areas, which would seriously affect our operations. Taiwan is also susceptible to earthquakes and has experienced severe earthquakes that caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. These earthquakes damaged production facilities and equipment, and adversely affected the operations of many companies involved in the semiconductor and other industries, including our company. Moreover, there were interruptions to our production schedule primarily as a result of power outages caused by the earthquakes.

          While we maintain several insurance policies relating to our business, including business interruption insurance, we cannot assure you that the insurance coverage will be sufficient to protect us from the losses resulting from natural disasters and other events beyond our control. In addition, we cannot assure you that the premium payable for these insurance policies upon renewal will not increase substantially, which may adversely affect our financial condition and results of operations. Furthermore, any failure or inability to obtain the necessary insurance coverage on a timely basis, or at all, may severely affect or materially disrupt our business and operations.

          Our production facilities as well as many of our suppliers and customers and providers of semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a drought or other natural disasters, it could result in a decline in the demand for our products and services. If our suppliers and providers of semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, drought or other natural disaster in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

If we violate environmental regulations, we may be required to pay significant fines, our operations may be delayed or interrupted and our business could suffer.

          We are subject to environmental regulations relating to our manufacturing processes, including the use, storage, discharge and disposal of chemical by-products of, and water used in, our production process. A failure, or a claim that we have failed, to comply with these environmental regulations could result in the assessment of damages or imposition of significant fines, delays in our production and capacity expansion and negative publicity, all of which could harm our business. New regulations could also require us to acquire costly equipment or to incur other significant expenses. In addition, any failure by us to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Any impairment charges required under U.S. GAAP may have a material adverse effect on our net income on a U.S. GAAP reconciled basis.

          Under currently effective U.S. GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2002. We are currently not able to estimate the extent and timing of any goodwill impairment charge for future years. Please see note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report for a discussion of the criteria that, if met, may require impairment charges.

          The determination of an impairment charge at any given time is based significantly on our expected results of operation over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

The differences between ROC GAAP and U.S. GAAP result in different amounts of net income under those standards, which makes evaluating our financial performance difficult.

          Our consolidated financial statements are prepared under ROC GAAP, which differ in many significant respects from U.S. GAAP. For example, ROC GAAP do not require the recognition of the value of shares distributed as bonuses to employees when calculating net income, and ROC GAAP and U.S. GAAP differ in some important respects in accounting for gains and losses on derivative financial instruments. Largely as a result of the differences in accounting for employee bonuses in the form of our common shares and derivative instruments, we reported under U.S. GAAP net income of NT$8,016 million in 2000, net loss of NT$4,463 million in 2001 and net loss of NT$13,841 million (US$398.9 million) in 2002, as compared to, under ROC GAAP, net income of NT$10,613 million, net loss of NT$866 million and net loss of NT$11,357 million (US$327 million) for the same periods, respectively. See note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

Corporate governance scandals and new legislation could increase the cost of our operations.

          As a result of recent corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public reporting company in the United States generally are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company in the United States. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risks Relating to Technology and Intellectual Property

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

          The markets for semiconductors and electronic systems that use semiconductor products are subject to rapid technological change. This rapid change results in:

•	introduction of new and increasingly complex and powerful products;

•	rapidly evolving industry standards;

•	rapid and significant product price declines; and

•	rapid product obsolescence.

          Our success depends on our ability to improve and develop our core technologies in a rapidly changing technological environment. In particular, we expect that we will need to constantly offer more sophisticated technologies and processes in order to respond to competitive industry conditions and customer requirements. We cannot assure you, however, that we will be able to identify new product opportunities or to timely develop and successfully market new products. We may also experience delays in developing or achieving volume production of new products. Moreover, new products may fail to gain market acceptance, and existing products may become obsolete. For example, our sales of mask ROM products have been falling and may continue to fall as Nintendo shifts to DVD-ROM technology in its newer products. If we fail to develop, or obtain access to, advances to technologies and processes, we may become less competitive and less profitable.

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions that can significantly increase our costs and delay product shipments to our customers.

          Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified to improve manufacturing yields and product performance. Impurities or other difficulties in the manufacturing process or defects with respect to equipment or supporting facilities can lower manufacturing yields, interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more sophisticated, requirements for precision have become even more stringent. In particular, defective production can result from a number of factors, including:

•	the cleanliness of the manufacturing environment;

•	human error;

•	equipment malfunction;

•	use of defective raw materials; and

•	inadequate testing.

          From time to time, we experience lower than anticipated production yields as a result of these factors, particularly in connection with the expansion of our capacity or changes in our processing methods. Our yield on new products is often lower as time is required for us to develop expertise and experience in producing these products. If we fail to maintain high quality production standards and yields, our business and profitability may suffer and our customers may cancel their orders or return our products.

Our business depends in part on our ability to obtain and preserve intellectual property rights.

          Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. We rely on patents, copyrights and trade secret protection rights to protect some of our proprietary technologies and products. We cannot assure you that these measures will provide meaningful protection of our intellectual property or commercial advantage. For example, our competitors may be able to use our technologies to develop similar or superior products, and we may not have sufficient financial and legal resources to protect and enforce our rights. We intend to continue to file patent applications when appropriate to protect our proprietary technologies, but the process of seeking patent protection can be lengthy and expensive. In addition, patents may not be issued for pending or future applications. Furthermore, if patents are issued, they may be challenged, invalidated or circumvented. Moreover, the various countries in which we market our products may not protect our intellectual property rights to the same extent as does the United States. See “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc. — Research and Development” and “— Intellectual Property”.

We may be subject to intellectual property rights disputes that could expose us to serious liabilities.

          The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States or elsewhere until the applications or resulting patent (if one is granted) are made available to the public. We are currently involved in certain litigation matters involving patent infringement. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”. As is typical in the semiconductor industry, from time to time we receive communications from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights. We expect to receive similar communications in the future. If a valid claim is made against us or our customers, we may be required to:

•	discontinue using process technologies which could cause us to stop manufacturing particular semiconductors;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology which may not be available on reasonable commercial terms, or at all.

          We could be seriously harmed by any of these developments. Litigation, which could result in substantial costs to us and divert our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend against claimed infringement of the rights of others. Our failure to obtain necessary licenses or the occurrence of patent infringement or other intellectual property litigation could seriously harm our company. In addition, although we have from time to time made a reserve in anticipation of royalty payments we may potentially be required to make in relation to any possible claims or allegations, we cannot assure you that we have made, or will continue to make, sufficient reserve for all claims and allegations against our company for any patent infringement. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

Political and Economic Risks

Strained relations between the ROC and the People’s Republic of China could adversely affect our business and the market value of your investment.

          Our principal executive offices and most of our assets are located in, and most of our revenue is derived from, our operations in Taiwan. The ROC has a unique international political status. The People’s Republic of China asserts sovereignty over all of China, including Taiwan. The People’s Republic of China government does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the People’s Republic of China, relations have often been strained and the People’s Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Relations between the ROC and the People’s Republic of China have been particularly strained in recent years. Past developments in relations between the ROC and the People’s Republic of China have on occasion depressed the market price of the securities of ROC companies. Relations between the ROC and the People’s Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Fluctuations in exchange rates could result in foreign exchange losses.

          Currently, the majority of our revenue is denominated in Japanese yen and U.S. dollars. Our costs of revenues and operating expenses, on the other hand, are incurred in several currencies, including NT dollars and U.S. dollars. In addition, a substantial portion of our capital expenditures has been, and is expected to continue to be, primarily denominated in Japanese yen and U.S. dollars. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currencies”.

Disruptions in the international trading environment may significantly reduce our international sales and revenue.

          A substantial portion of our net sales revenue is derived from sales from Taiwan to customers located outside Taiwan. In 2000, 2001 and 2002, export sales from Taiwan to our customers outside Taiwan accounted for 74.0%, 72.5% and 81.0%, respectively, of our net sales revenue. We expect sales to customers outside Taiwan to continue to represent a significant portion of our net sales revenue. Accordingly, our financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic, or social developments in or affecting the countries in which we sell our products that are not within our control. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. These disruptions in the international trading environment affect the demand for our products and the terms upon which we sell our products overseas, which may significantly reduce our international sales and revenue.

The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan.

          Our common shares are listed on the Taiwan Stock Exchange. The trading price of our common shares may be affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past decade, the Taiwan Stock Exchange Index peaked at 10,394 in February 2000 and subsequently fell to a low of 3,850 in September 2001. During 2002, the Taiwan Stock Exchange Index peaked at 6,462 on April 19, 2002 and reached a low of 3,850 on October 11, 2002. From January 1, 2002 to June 26, 2003, daily closing prices of our common shares ranged from NT$32.7 per share to NT$4.12 per share. On June 26, 2003, the Taiwan Stock Exchange Index closed at 4,894 and the daily closing value of our common shares was NT$7.8 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the People’s Republic of China are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults, and the ROC government has from time to time intervened in the stock market by purchasing stocks listed on the Taiwan Stock Exchange. The recurrence of these or similar problems could decrease the market prices and liquidity of our common shares.

Risks Relating to our Common Shares and our ADSs

We cannot assure you that the market for our common shares and ADSs will be active and liquid.

          The average daily trading volumes for our common shares and ADSs have fluctuated greatly in the past. From January 1, 2002 to June 26, 2003, the average daily trading volume of our common shares ranged from approximately 16,000 to approximately 92,000. During the same period, the average daily trading volume of our ADSs ranged from approximately 12,000 to approximately 96,000. We cannot assure you that the liquidity of our common shares or ADSs will be maintained or enhanced. Market prices of technology companies’ shares have been and continue to be extremely volatile. As a result, volatility in the price of our common shares and ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results.

We have limited liquidity and may be unable to repurchase our outstanding debt securities when requested by holders.

          Under certain circumstances, the holders of our outstanding debt securities may require us to repurchase all or a portion of the debt securities. We cannot assure you that we will have enough funds or would be able to arrange for sufficient funding to repurchase all the outstanding debt securities tendered by the holders. Our ability to repurchase the outstanding debt securities may also be limited by applicable law as well as the terms of our outstanding indebtedness.

          We may have to spend significant amounts of capital to repurchase the outstanding debt securities put to us under such circumstances, and obligations to make such purchases may occur at a time, or from time to time, when we have insufficient liquidity to make such purchases. Such purchases may require us to borrow funds to otherwise convert long-term investments to liquid funds, which could adversely affect our financial condition and the price of our common shares or ADSs.

Future sales of securities by our company or existing shareholders or future issuances of securities by our company may have a dilutive effect and decrease the value of your investment.

          The market price of our common shares and ADSs could decline as a result of future sales of a large number of common shares or ADSs or the perception that such sales could occur. If we or the holders of our common shares sell a large number of common shares or the holders of ADSs sell a large number of ADSs, the market price for the common shares or ADSs could be depressed. In addition, we plan to issue, from time to time, additional common shares in connection with employee compensation as well as to finance possible future investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares and ADSs to decrease. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Stock Plans — Share Option Plans” for a discussion of the share option plan that we have adopted for the benefit of all of our officers and employees and those of our subsidiaries.

ADS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs.

          The voting rights of ADS holders as to the common shares represented by the ADSs are limited to the extent set forth in the relevant deposit agreement. With respect to matters other than the election of our directors or supervisors, ADS holders generally are not able to exercise voting rights on an individual basis. With respect to matters other than the election of our directors or supervisors, if holders representing 51% of the outstanding ADSs instruct the depositary to vote in a particular manner, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If the depositary does not receive instructions representing at least 51% of the outstanding ADSs to vote in a particular manner, ADS holders will be deemed to have instructed the depositary to authorize all the common shares represented by their ADSs to be voted at the discretion of our designated representative, which may not be in the interest of all ADS holders.

          The ROC Company Law and our articles of incorporation provide that a shareholder has one vote for each common share. There is also cumulative voting for the election of directors and supervisors.

The rights of holders of our ADSs to participate in our rights offerings may be limited, which may cause dilution to their holdings.

          We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the applicable deposit agreement, the depositary will not offer those rights to holders of ADSs unless both the rights and the underlying securities to be distributed to holders of ADSs are either registered under the U.S. Securities Act of 1933 (the “Securities Act”) or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

          Our corporate affairs are governed by our articles of incorporation and by the laws governing Taiwanese corporations. The rights and responsibilities of our shareholders and members of our board of directors under Taiwan law are different from those that apply to a U.S. corporation. Therefore, our public shareholders may have more difficulty protecting their interests against certain actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

ADS holders may be required to appoint agents in Taiwan to handle various tax and administrative matters if they withdraw common shares from our ADS program and become shareholders, which may make share ownership burdensome.

          Non-ROC persons wishing to withdraw their common shares from our ADS program and become shareholders are required under current ROC laws and regulations to appoint a local agent or representative (a “Tax Guarantor”) in Taiwan for making tax payments on their behalf. A Tax Guarantor must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of the holder’s ROC tax obligations. Holders wishing to repatriate profits derived from the sale of common shares or cash dividends or interest derived from any such common shares, will be generally required to submit evidence of appointment of a Tax Guarantor and the approval of the appointment by the ROC tax authorities. We cannot assure you that you will be able to appoint and obtain approval for a Tax Guarantor in a timely manner.

          Under ROC law and regulations, citizens of the People’s Republic of China are not permitted to hold our common shares.

          In addition, under current ROC law, such ADSs holders will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm, remit funds and exercise shareholders’ rights. They must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without this local agent, the custodian and the opening of the trading account, they will not be able to hold, sell or otherwise transfer our common shares on the Taiwan Stock Exchange.

Item 4.     Information on the Company

A.	History and Development of the Company

          We are an independent semiconductor designer, producer and supplier. Our product portfolio includes mask ROM, flash, EPROM, logic, application-specific integrated circuit products and highly integrated system-on-a-chip, or SOC, solutions. We view ourselves as an integrated solutions provider. In particular, we treat our clients as strategic partners and work closely with them starting from early stages of product development to design silicon chip solutions that meet their specific needs. These partners include Nintendo Co., Ltd., with whom we have had a relationship for over ten years, and Hewlett-Packard Company, with whom we have had a relationship for over five years. We differentiate ourselves by our ability to offer a full range of in-house design, product and process engineering capabilities.

          Until completion of our recent business reorganization, we were organized into three strategic business units, each with its own end application focus:

•	our memory products unit, which encompassed our mask ROM, flash and EPROM areas;

•	our SOC unit, which focused on our system-on-a-chip (including embedded memory) and foundry activities; and

•	our multimedia unit, which focused on our logic products for the audio, video and networking markets.

          We were founded in 1989 by engineers who returned to Taiwan from Silicon Valley in the United States to launch an integrated technology-focused firm. Our founders chose to form our company in Taiwan to take advantage of the availability of capital and Taiwan’s manufacturing strengths. Today, many of the world’s leading semiconductor companies which design, market and sell critical components for communications, computing, consumer, industrial and other applications are located in Taiwan. Additionally, many companies outside of Taiwan outsource some or all of their semiconductor manufacturing needs to Taiwan’s semiconductor manufacturing service providers. We believe customers have been able to take advantage of the proximity of the facilities of many Taiwanese companies. In addition, Taiwan is a center for the design and manufacture of electronic systems that have semiconductor devices as their primary components.

          We generate our revenue from customers who are in the consumer electronics, computer and communications industries. For 2002, of our total net sales, excluding sales made by agents, 68.6% was generated by our products for consumer electronics applications, 18.2% by our products for computer applications and 10.8% by our products for communications applications.

          In March 1995, our common shares were listed on the Taiwan Stock Exchange and we became the first company to be listed under that stock exchange’s “High Technology” category of companies. In May 1996, our ADSs were accepted for quotation on the Nasdaq National Market, and we became the first Taiwanese company with securities listed in the United States.

          Our contact information is:

•	Business address:	No. 16 Li –Hsin Road, Science-Based Industrial Park Hsinchu, Taiwan, Republic of China

•	Telephone number:	(8863) 578-6688

•	Website:	www.macronix.com

          We were named by Business Week in June 2001 in a survey based on return on equity, revenue growth and total revenues as one of the top 100 information technology companies worldwide, ranking ninety-ninth largest among companies in this industry. In addition, our president, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

          In combination with our manufacturing capabilities, we have developed a range of core technologies, design capabilities and the intellectual property necessary to develop customer application-specific products. We believe that we were the first in Taiwan, in August 1992, to develop a digital signal processor, and that we were the world’s first manufacturer to announce the commercial availability of a 4Mb flash chip in October 1992. Additionally, in 1997, we became one of the first companies in Taiwan to produce an embedded flash microcontroller. Through our manufacturing capabilities and technological innovations, we have also established strong market positions in the various nonvolatile memory markets that we serve.

Capital Expenditures

          We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Increases in property, plant and equipment amounted to NT$11,803 million, NT$9,078 million and NT$8,975 million (US$258.7 million) in 2000, 2001 and 2002, respectively. The following table sets forth our capital expenditures for 2000, 2001 and 2002:

	2000	2001	2002

	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	1,553	609	370
Fab II	9,913	2,915	1,184
Fab III	320	3,726	4,720
Other	17	1,828	2,701

Total	11,803	9,078	8,975

          These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. See “Item 4. Information on the Company – D. Property, Plant and Equipment”.

          In 2002, our capital expenditures consisted mainly of the construction of, and facility for, Fab III and further upgrade of Fab II. We intend to obtain funding for our future capital expenditures, including a portion of the costs associated with Fab III, from debt and equity financing that we may consider from time to time, depending on market conditions, our financial performance and other relevant factors, and from internally generated funds. We believe that we will have sufficient resources available to meet our planned capital expenditure requirements.

Recent Developments

Repurchase of Convertible Bonds and Tender Offer

          We made open market repurchases of our outstanding 1% convertible bonds due 2005 from time to time, and had acquired an aggregate principal amount of US$87 million through December 2002 for total payments of US$105 million. In addition, bondholders holding an aggregate principal amount of approximately US$11 million exercised their rights to require us to redeem their bonds at the principal amount plus specified premium effective February 1, 2003 for a total payment of US$13 million. On December 24, 2002, we also announced a tender offer for the bonds, and on January 28, 2003 we accepted and made payment for tendered bonds with an aggregate principal amount of US$61 million for a total payment of US$74 million. Following these repurchases, redemptions and the tender offer, 1% convertible bonds due 2005 with a principal amount of US$295,000 remained outstanding as of February 1, 2003. We repurchased the outstanding amount in full on April 10, 2003 for a total payment of US$363,297.

Zero Coupon Convertible Bonds Due 2008

          On February 10, 2003 and March 4, 2003, we issued zero coupon convertible bonds totaling US$90 million. The bonds will mature on February 10, 2008 at a redemption price equal to their principal amount, together with redemption premium. The bonds do not bear interest. Unless previously redeemed or repurchased and cancelled, the bonds, at the option of the holders of the bonds, are convertible at anytime, except during a closed period, on or after March 12, 2003 and on or before January 11, 2008, into common shares, par value NT$10.00 per share. The initial conversion price will be NT$12.06 per common share, subject to adjustment in certain events. The bonds are evidenced by the indenture included as Exhibit 10.2 hereto.

Redemption of Secured Zero Coupon Convertible Bonds; Settlement and Extension of Related Derivatives Contracts

          On April 23, 2003, we repurchased the entire outstanding principal amount of US$80 million of our zero coupon secured convertible bonds due May 5, 2003 in accordance with the terms and conditions of such bonds for a total payment of US$103.8 million.

          In May 2003, we settled a call option and currency swap contract relating to the zero coupon convertible bonds by payment of US$13 million. In April 2003, we extended a contract with a financial institution for the settlement of five options relating to the zero coupon convertible bonds to May 2004. See note 17c to the consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

Additional Obligation under Stock Appreciation Rights Contracts

          In April 2003, we recorded additional obligations under our stock appreciation rights contracts in the amount of NT$179.1 million. See note 17c to the consolidated financial statements, for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

Line of Credit

          In March and April 2003, we drew down our long-term line of credit with Chaio Tung Bank in an aggregate amount of NT$2,910 million.

Reorganization

          In order to better serve the increasingly sophisticated needs of our customers, we recently completed a reorganization of our organizational and business unit structure. Our previous organizational and business unit structure was organized on the basis of the principal types of products and services we provided, which consisted of memory products, SOC products and services, and multimedia products. Under our new organizational and business unit structure, we organize our operations into two main strategic business groups. We believe that our new organizational and business unit structure will increase our operational efficiency and effectiveness in meeting the needs of our customers, as well as improve our overall competitiveness.

          Integrated Solutions Group. The integrated solutions group is responsible for focusing on applications excellence and providing value-added design services and system-level platform solutions to our customers based upon the type of end-market application that such services and solutions are designed to serve. In addition, this business group will be responsible for developing strategic partnerships with our customers and leveraging on our close relationships with our platform and system partners to provide integrated solutions for customers. This business group will also be the channels and marketing arm of our company. In particular, this business group will be responsible for the implementation of our strategic initiatives to leverage on our current strengths to penetrate key customers through the cross-selling of our products and services.

          Integrated Technology and Manufacturing Group. The integrated technology and manufacturing group will provide the technology to support our core business of providing semiconductor products and design services. This business group will focus mainly on the research and development of new advanced process technologies and design capabilities, as well as the operation and capacity planning of our manufacturing facilities. This business group will also be responsible for the management of our relationship and technology arrangements with our strategic manufacturing partners to advance our portfolio of process technologies.

Spin-Off of Magic Pixel

          In December 2002, we initiated a spin-off of a certain portion of our business and formed Magic Pixel Inc. Magic Pixel will focus on digital signal processing technology, digital still camera and LCD controller products. We own 100% of the outstanding capital of Magic Pixel.

B.	Business Overview

Our Strategy

          In addition to manufacturing, our business model goes beyond that of a traditional integrated device manufacturer or wafer foundry to cover strategic partnerships and value-added design services to customers. We view our relationships with our strategic partners and our customers as the key factor to our ongoing success and to achieving our objective of being one of the preeminent semiconductor companies from Taiwan. We are confident that this overall strategy will help us build a core base of strategic clients that will position us to take advantage of both the opportunities and challenges of the various phases of the semiconductor business cycle.

          The components of our strategic initiatives are as follows:

Maintain our leadership in the nonvolatile memory market by enhancing our product design capabilities and upgrading our technology

          We are a leading supplier of nonvolatile memory semiconductors. Our leadership position is backed by our extensive proprietary product designs and advanced technologies. For our mask ROM products, we were the first company in the world to introduce a 512Mb ROM using 0.18 micron process technology in 2001. We plan to introduce 1Gb ROM products using 0.15 micron technology in 2003. For our flash products, we are currently developing 128Mb and 256Mb products using 0.15 micron process technology and two-bit per cell technology, targeting high-density and embedded applications.

We believe that our focus on and expertise in the development of advanced nonvolatile memory technologies will allow us to maintain our leading market position.

Capitalize our strengths in nonvolatile memory for embedded applications to provide SOC design and production services

          To complement our leading position in the nonvolatile memory market, we are seeking to extend further capabilities into the logic and multimedia devices. The shift in the growth of semiconductor use from personal computers to communications and consumer electronics has given rise to increasing demand for SOC solutions. As SOC solutions combine logic design with embedded memory and require substantial design and manufacturing capability, we believe our years of design and production expertise have enabled us to provide SOC solutions to our customers. We plan to continue to provide embedded flash products and work closely with our strategic customers to provide them with customized and high value-added SOC products. We believe this will enable us to reduce our exposure to the cyclicality of the memory market while building a broad range of product and process capabilities that will better enable us to provide SOC solutions for our customers.

Leverage our strengths in nonvolatile memory and broad range of product and process capabilities to penetrate key customers through cross-selling

          We plan to expand our business with our existing customers and increase our revenues by broadening the range of our products and increasing our cross-selling efforts, with a view towards satisfying the increasingly complex and specific needs of our customers. We intend to capitalize on our strength in mask ROM to cross-sell our other products. For example, we have successfully sold flash, logic and SOC products to Nintendo, which originally had been a customer for our mask ROM products only. We believe the increasing cross-selling opportunities allow us to better understand the needs of, and strengthen our relationships with, our customers.

Continue to focus on providing system level solutions on wireless communications and portable consumer electronics applications

          We plan to focus on extending our expertise in the nonvolatile memory market into the logic market by combining logic products with embedded memory to offer comprehensive system solutions to our customers. We are seeking to take advantage of the growth in the demand for non-personal computer platforms such as portable consumer electronics platforms and, in particular, the demand for better and smaller integrated circuits for communications and consumer applications. We believe that our extensive design capability, strong research and development team and our close relationship with system vendors will enable us to provide complete system level solutions to our customers. We view our future capability in providing complete system level solutions as the key to success in the end markets that we are targeting.

Continue to upgrade our process technology and expand capacity prudently

          We have been successfully migrating our production to more advanced process technologies by making significant investments in equipment and leveraging on our strategic partners’ expertise. We expect to continue to do so. Fab I is currently employing 0.35 micron process technology and 0.32 micron process technology for certain chips, compared with the 0.40 micron process technology primarily used in 1997. Fab II began commercial operation in 1997 with 0.35 micron process technology. It has been using 0.18 micron process technology since the second half of 2000. Our latest initiatives on process technology draw upon reduction of linewidths to a level of 0.15 micron and we successfully migrated to 0.15 micron process technology for both flash and mask ROM in the fourth quarter of 2002. We also intend to continue stressing quality control and operational discipline to enhance production yield.

          We believe that our manufacturing facilities provide us with a strategic advantage that enables us to provide a full range of services to our clients while retaining control over manufacturing processes and benefiting from the cost savings that result. We will continue to maintain this capability in-house. We completed the construction of Fab III in July 2002. However, due to the adverse conditions currently prevailing in the semiconductor industry, we expect full commencement of operations at Fab III to be delayed until 2005 or later.

          We plan to continue to explore ways to increase our manufacturing capacity in a prudent manner. For example, we have entered into technology sharing arrangements with, and outsourced some wafer production to, Tower Semiconductor. We may also in the future consider establishing joint ventures with our strategic partners to build and operate new fabs.

Our Products and Services

          Our principal products and services consist of memory products, SOC products and services, and multimedia products. The following table sets forth our main products, their characteristics and applications, and the percentage of net sales revenue represented by these products in 2000, 2001 and 2002:

			% of net sales revenue

			Year ended December 31,

Product	Characteristics	Applications	2000	2001	2002

Nonvolatile Memory:
Mask ROM	Not reprogrammable	Games, PDAs, word processors, printers, fax modems, VCDs, cellulars, STBs	57.6%	56.8%	45.9%
Flash	Reprogrammable within the application system; less expensive than EEPROM	Mobile phones, PDAs, digital cameras, STBs, Web TVs	19.3%	14.8%	26.8%
EPROM	Reprogrammable outside the applicable system using industrial processors	Fax modems, VCDs, cellulars, STBs	3.7%	4.5%	3.6%
SOC	Highly integrated system-on-a-chip solutions featuring embedded flash technology and value-added services	Internet applications, CDs, DVDs, microcontrollers with embedded flash technology	10.5%	14.8%	6.1%
Multimedia	Logic IC products for various audio, video and networking products	Digital still cameras, flat panel displays, digital answering machines, digital recorders, home networking devices, various MSB, DVD and Ethernet controllers	4.5	7.3%	14.5%

Memory Products

          Our memory products consist of Mask ROM, flash and EPROM.

Memory Products — Mask ROMs

          Applications. Mask ROMs are often used for the storage of video game software and data storage for office automation equipment, including fonts for laser printers and dictionary data for word processors. Recently, major new growth areas in the mask ROM market have developed, including applications such as pre-recorded MP3 music, mobile telecommunications and multimedia devices. We believe we are well-positioned to capitalize on the growing demand for these products.

          We manufacture mask ROMs using a patented 0.45—0.15 micron process technology in densities ranging from 1Mb to 512Mb and in a variety of configurations. We believe that our patented technology allows us to produce smaller, higher density mask ROM devices than many of our competitors. We migrated to 0.18 micron process technology in the second half of 2000 and successfully migrated to 0.15 micron process technology for both flash and mask ROM in the fourth quarter of 2002.

          Although the majority of the circuitry in a mask ROM chip is relatively standard, we often incorporate customer design specifications into application-specific portions of the circuitry during the manufacturing process. For example, we are presently co-developing with a third party manufacturer 32 Mb mask ROM devices that will be used in its memory cards of different form factors in a variety of computing and consumer electronic devices.

          The following table provides an overview of our principal mask ROM products and the percentage of mask ROM net sales revenue represented by these products in 2000, 2001 and 2002:

					% of our net mask ROM sales
					Year ended
			Fastest		December 31,
			Available
Density	Configuration	Voltage	speed	Sample applications	2000	2001	2002

1 Mb	128K x 8	3V/5V	100 ns	Pagers, data banks	0.1%	- (1)	- (1)
	64K x 16	5V	100 ns	STBs, BIOS
2 Mb	256K x 8	3V/5V	100 ns	Pagers, data banks	1.4%	0.2%	- (1)
	128K x 8	5V	100 ns	GPS, STBs
4 Mb	512K x 8	3V/5V	100 ns	PHSs, data banks	3.5%	2.1%	3.1%
	256K x 16	3.3V/5V	100 ns	Games PHSs
8 Mb	1 M x 8	5V	100 ns	Sound cards, data banks	7.1%	4.7%	2.5%
	512K x 16	5V	100 ns	BIOS, games, sound cards
16 Mb	2 M x 8	5V	100 ns	Games	20.1%	17.8%	16.2%
	1 M x 16	3.3V/5V	100 ns	Word processors, games
24 Mb	3 M x 8	5V	100 ns	Games, networking	0.2%	- (1)	- (1)
	1.5M x 16	5V	100 ns	Games
32 Mb	4 M x 8	5V	100 ns	Games, DVDs, data	16.1%	24.9%	25.4%
	2 M x 16	3.3V/5V	100 ns	Communications
64 Mb	4 M x 16	3.3V	350 ns	Word processors, games	10.5%	27.3%	36.9%
	8 M x 8	3.3V/5V	120 ns	Games, PDAs, STBs
			9 yn@	Word processors, data
			66MHz	banks, printers
96 Mb	6 M x 16	3.3V	350 ns	Games	2.0%	0.8%	0.1%
128 Mb	8M x 16	3.3V	120 ns	Games, PDAs	7.9%	7.5%	12.9%
256 Mb	16M x 16	3.3V	350 ns	Games, memory cards	31.1%	14.7%	2.8%
512 Mb	16M x 32	3.3V	75 ns	Games, entertainment	- (1)	- (1)	0.1%

(1)	Less than 0.1%.

          Competition. The mask ROM industry is highly competitive. We compete with major international semiconductor companies, including Oki, NEC and Sharp, among others. We believe that with our broad range of mask ROM products, our relative flexibility in adjusting our product mix and our additional capacity in Fab II and later in Fab III, we should be well-positioned in the mask ROM market over the next few years. In particular, we believe that our focus on sophisticated mask ROM products will position us well to meet increasing market demand for these products.

          According to a report published by Gartner Dataquest on June 24, 2002, we were ranked first in terms of revenues with 53.1% of market share in the global mask ROM market in 2001. Competing technologies to mask ROM such as CD-ROMs, DVD-ROMs, magnetic disks and on-demand software available through telephone-linked and Internet databases are available. In particular, our key customer, Nintendo, began to migrate its video game products from Nintendo 64 to its new game platform, the GameCube, during the second half of 2001. The GameCube utilizes a DVD-ROM-based storage system rather than the mask ROM-based system used in Nintendo 64. See “— Customers — Nintendo”. As a result, we have been shifting a portion of our production toward the output of mask ROMs for Nintendo’s Game Boy series of handheld computing devices. In 2001, sales of mask ROM for use in Game Boy Advance amounted to a small portion of our net sales revenue due to the weak demand. Our sales revenue for Game Boy Advance increased in the second half of 2002 as the demand increased. We plan to protect and improve our mask ROM market by jointly developing with existing and prospective customers new applications for this product in high-end mobile consumer goods, such as mobile phones and MP3 players, which we believe will support the demand for mask ROMs. We may also seek to diversify our customer base to include telecommunication, toys and entertainment, personal digital assistant and office automation equipment providers.

Memory Products — Flash

          Applications. Applications for flash products range from most types of portable electronic equipment devices to high volume mass storage of data. Flash is particularly suitable for applications such as handheld devices, combining the need for portability, high density and lower power requirements. Flash products are also well-suited for audio products such as digital answering machines, mobile telephone systems and MP3 players, as well as other applications including networking devices, digital cameras and personal computer motherboards. Flash products are smaller and use less power than the hard disk drives now commonly used for mass data storage and, therefore, are considered candidates to replace disk drives in selected applications, particularly in handheld computers.

          During the past eight years, we have continued to develop our flash products. Currently, we manufacture and distribute 1Mb to 128Mb devices in a range of designs down to 2.7 volts. Among them, for example, our simultaneous read/write, 2.7 volt 16Mb device, is used in cellular phones. In addition to low voltage design, we also provide the combo flash series which is a multi-chip packaging product combined with high density flash and pseudo SRAM.

          Our proprietary PAC-AND design architecture for flash is one of three major competing architectural standards currently in the market. The other two competing technologies are the NOR and NAND standards. These architectural standards can be differentiated largely by the manner in which they write and erase data. The NOR design architecture, commonly known as code flash, produces fast devices but does not support high-density products at a competitive price. NAND design architecture, commonly known as data flash, supports low-cost, high-density products but cannot be used for random access code storage purposes. Our PAC-AND design architecture produces devices with a cost advantage similar to that of NAND devices that are generally comparable with most NOR devices in terms of speed. Our PAC-AND design architecture is suitable for both high-density and high-performance applications.

          Beginning in the fourth quarter of 2000, we provided 32 Mb flash products based on Mitsubishi’s DINOR flash design. We started providing 64Mb and 128Mb flash products based on Mitsubishi’s DINOR flash design in the fourth quarter of 2002. DINOR offers the high-speed random-access capability of the NOR architecture, as well as the high-density and single power-supply characteristics of the NAND flash architecture. We believe that, with our PAC-AND design architecture and Mitsubishi’s DINOR design architecture, we can compete effectively with other flash manufacturers using other design architectures.

          We are also developing core technologies to achieve two-bit per cell manufacturing capabilities, which are expected to reduce our unit production costs. We have currently achieved multiple time programming standard for two-bit per cell manufacturing and expect to achieve flash standard in 2003. See “— Manufacturing and Quality Control — Manufacturing”.

          The following table provides an overview of our principal flash products and the percentage of flash memory net sales revenue represented by these products in 2000, 2001 and 2002:

					% of our net flash memory sales

					Year ended
			Fastest		December 31,
			Available
Density	Configuration	Voltage	speed	Sample applications	2000	2001	2002

1M	128K x 8	12V/5V/3V	45 ns	BIOS, HDDs, games	9.9%	4.3%	4.2%
	64K x 16	5V	55 ns	DVD-ROM drives
2M	256K x 8	12V/5V	45 ns	BIOS, HDDs,	13.5%	6.6%	0.8%
				CD R/W drives
	128K x 16	12V/5V	55 ns	BIOS, HDDs, CD R/W
				Drives, communication Boxes
4M	512K x 8	5V	45 ns	BIOS	30.4%	47.6%	30.2%
	256K x 16		55 ns	BIOS, CD R/W drives, cable
				modems
8M	1M x 8	5V/3V	90 ns	DVD Players, STBs, ISDN boxes	7.6% %	9.9%	13.6%
	512K x 16	5V/3V	90 ns	DVD players, STBs, ISDN
				boxes, PDAs
16M	2M x 8 /	5V /	100 ns	STBs, communication	36.0%	23.3%	32.7%
	1M x 16	3V		boxes, printers, music,
				games, web TVs, mobile
				phones
32M	4M x 8 /	3.3V	100ns /	printer	0.9%	7.7%	12.9%
	2M x 16		50 ns
ATA	PCMCIA cards	5V/3V		Digital cameras	0.2%	0.1%	- (1)
Cassette	N/A	5V	120 ns	Games	1.5%	0.4%	- (1)
64M	8M x 8/4M x 16	3V	90ns	Games, printers, STBs	- (1)	- (1)	5.6%

(1)	Less than 0.1%.

          Competition. Flash has been one of the fastest growing segments of the memory products market. However, the flash market has been characterized by long production cycles, complex processes, competing technologies and intense overall competition. Currently, the market is dominated by Intel, Samsung, Toshiba, Advanced Micro Devices, Fujitsu and STMicroelectronics, which together accounted for a global market share of approximately 79% in 2002 (based on sales revenue), and various other competitors. Before 2001, we did not have a significant share of the global flash market, primarily because of our limited capacity. However, with increasing market demand, and our commencement of mass production of single voltage flash products in 2001, we increased our sales of flash products. Our sales revenues for flash products increased 35.8% to NT$4,357 million (US$125.6 million) in the year ended December 31, 2002 from NT$3,208 million in the year ended December 31, 2001.

Memory Products — EPROMs

          Applications. Applications using EPROMs include disk drives for personal computers, video games, fax machines and modems, cellular phones, pagers and notebook computers, among others. We believe our one-time programmable EPROM devices are among the least expensive EPROM memory solutions currently available. However, with the accelerated decline in prices for flash products, the price advantage of our EPROM products has eroded.

          The following table provides an overview of our principal EPROM products and the percentage of EPROM net sales revenue represented by these products in 2000, 2001 and 2002:

					% of our net
					EPROM sales

					Year ended
			Fastest		December 31,
			Available
Density	Configuration	Voltage	speed	Sample applications	2000	2001	2002

256Kb	32K x 8	3V/5V	45ns	GUI	2.0%	2.1%	- (1)
512Kb	64K x 8	3V/5V	45ns	CD-ROM drives, GUI	8.6%	5.8%	12.9%
1Mb	128K x 8	3V/5V	45ns	Fax modem, VCD players,	19.2%	12.8%	(0.7)%
				cellular phones
2Mb	256K x 8	3V/5V	70ns	VCD players, cellular phones	29.1%	29.6%	68.0%
4Mb	512K x 8	3V/5V	90ns	Printer, arcade games, STBs	21.8%	19.4%	7.4%
8Mb	1M x 8	5V	100ns	Printer, arcade games, STBs	19.3%	30.2%	12.4%

(1)	Less than 0.1%.

          Competition. In 2001, we were the world’s fourth largest supplier of EPROMs according to a report published by Gartner Dataquest on June 24, 2002, accounting for 5.3% of global market share (based on sales revenue). While EPROMs remain viable mainly for applications requiring low-cost solutions, flash has begun to replace EPROMs in certain applications as the prices of flash products have declined. In addition, over the last few years, as the long-term outlook for this market has weakened, industry production has declined. For example, Advanced Micro Devices, Intel, National Semiconductor Corporation and Texas Instruments Incorporated have all reduced EPROM production during the last few years. If current conditions continue, we do not expect EPROM products to represent a significant growth area for us in the future.

System-on-a-Chip Products and Services

          We focus on providing the following products and services:

•	core SOC products, mainly embedded flash products which incorporate flash directly in logic devices embedded on a single semiconductor chip; and

•	value-added services, which center on providing application-specific solutions to our strategic customers.

          Core SOC products. Since 1999, we have provided an ASIC service for microcontrollers with embedded flash or ROM and products used in CD-ROM, DVD-ROM and other consumer electronics applications. Our most important products in this area are microcontrollers with embedded flash technology that we have jointly developed with Koninklijke Philips Electronics N.V. (“Philips”).

          Value-added services. We have combined our SOC and strategic manufacturing operations in one unit as part of our strategy of leveraging our competitive manufacturing capability. With our extensive fab experience and advanced nonvolatile memory technology, we strive to work closely with our customers as strategic manufacturing partners and to provide them high value-added services. By growing with our key strategic customers, we seek to provide SOC design and production services with a focus on the information appliances market.

          Competition. The SOC product market is diversified. We compete with other SOC providers by establishing sustainable customer relationships and design expertise to provide customized and innovative solutions for specific customer needs. We face competition from numerous competitors in this market, including, among others, Atmel, Samsung, STMicroelectronics, International Business Machines Corporation (“IBM”) and Infineon Technologies AG.

Multimedia Products

          In 2001, we focused on extending our expertise in the nonvolatile memory market into the logic area, by combining logic products with embedded memory in order to offer comprehensive system solutions to our customers. Unlike memory products, our emphasis on logic products is centered more on product design than on fabrication. We have concentrated on four key logic technologies:

•	digital signal processing;

•	mixed signal processing;

•	digital/analog conversion; and

•	microprocessors.

          As we grow our multimedia and SOC businesses, we intend to concentrate on producing logic chips and chipsets for higher value-added applications in the consumer product and communications area. Examples of products with multimedia applications include video conferencing and video input/synthesis equipment.

          Our multimedia products focus on the following end-market applications:

          Digital Still Camera. We are the first company to provide 16-million pixel digital still camera solution to our customers, including Minolta, for their high end digital cameras.

          Flat Panel Display. Our products include flat panel display controllers for monitors, televisions and projectors, scan controllers and timing controllers for liquid crystal display flat panel applications. We supply video controller devices to, among others, Samsung, LG Electronics Investment, TopVision Technologies, Inc. and Chunghwa Picture Tubes Ltd., for flat panel display applications.

          Sound Generator. Our MIDI solution for handset customers, with 32 Polyphony Sound Generator and high-quality wavetable sound synthesizer, provides enhanced ring-tone sound clarity. We have delivered samples to the major cellular phone makers, who are now conducting evaluation by cellular phone customers. We are ramping up our production in anticipation of volume shipments to start in the third quarter of 2003.

          Home Customer Premises Equipment. Our home customer premises equipment products include integrated circuits for use in digital answering machines and digital recorders. The most important technology in these integrated circuits is digital signal processor technology, which is also necessary for applications in voice messaging, cordless telephones and cellular telephones. In line with our strategy of moving towards higher value-added applications, we enhanced our current digital answering machine product offering in 1999 to include features such as a speakerphone and caller identification and to provide for compatibility with additional flash.

          Home Networking Devices. Our main products in this area are 16 port and 24 port switch controllers. The controllers are memory embedded to provide cost effective solutions. Major OEM makers in Taiwan using the controllers include Accton Technology Corporations (“Accton”), D-Link Systems, Inc. (“D-Link”) and Lite-On Technology Corporation (“Lite-On”).

          Key Customer Accounts. In addition to the products mentioned above, we also design ASICs for major accounts, including USB controller, DVD controller and Ethernet controller for specific customers. For example, we design clock generators, joystick controllers, wireless game controllers and Ethernet controllers for Nintendo.

Reorganization

          In order to better serve the increasingly sophisticated needs of our customers, we recently completed a plan to reorganize our organizational and business unit structure. Our previous organizational and business unit structure was organized on the basis of the principal types of products and services we provided, which consist of memory products, SOC products and services, and multimedia products. Under our new organizational and business unit structure, we organize our operations into two main strategic business groups. We believe that our new organizational and business unit structure will increase our operational efficiency and effectiveness in meeting the needs of our customers, as well as improve our overall competitiveness. Our reorganization has helped us to focus our research and development projects more efficiently.

Product and Marketing Integration Group

          The product and marketing integration group is responsible for focusing on applications excellence and providing value-added design services and system-level platform solutions to our customers based upon the type of end-market application that such services and solutions are designed to serve. In addition, this business group is responsible for developing strategic partnerships with our customers and leveraging on our close relationships with our platform and systems partners to provide integrated solutions for customers. This business group will also be the channels and marketing arm of our company. In particular, this business group will be responsible for the implementation of our strategic initiative to leverage on our current strengths to penetrate key customers through the cross-selling of our products and services.

Technology and Manufacturing Service Group

          The technology and manufacturing service group will provide the technology to support our core business of providing semiconductor products and design services. This business group will focus mainly on the research and development of new advanced process technologies and design capabilities, as well as the operation and capacity planning of our manufacturing facilities. This business group will also be responsible for the management of our relationship and technology arrangements with our strategic manufacturing partners to advance our portfolio of process technologies.

          See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — If we are unable to successfully execute or integrate our new organizational and business unit structure, our operations and future profitability may be adversely affected”.

Customers

General

          We emphasize customer relations as a key to our growth and profitability. A key aspect of our customer development strategy is to have major global computer and electronics companies accept our products for use in their devices. We also strive to supply products to original equipment manufacturers and subcontractors, who in turn supply these products to computer, communications and consumer electronics companies.

          We seek to develop system-related solutions with key consumers of memory and logic products for their requirements. Some of these key customers with which we are currently working include Nintendo, Hewlett-Packard, Philips, Toshiba, Matsushita, Palm Inc., Mitsubishi, Inventec Corporation (“Inventec”), Siemens AG (“Siemens”), Thomson Multimedia S.A. (“Thomson”), Samsung, Sony Corporation (“Sony”), Yamaha Corporation (“Yamaha”), Benq Corporation (“Benq”) and Leapfrog Enterprises, Inc. (“Leapfrog”). In addition,

•	we have developed, and are developing, additional logic and memory devices with Nintendo for use in several of Nintendo’s game machines. We expect to continue cooperating with Nintendo to develop memory and logic and other ASIC devices; and

•	we are working with Mitsubishi to jointly develop high-density flash products for electronic communication devices including cellular telephones and information appliances. We design 128 Mb flash products based on Mitsubishi’s DINOR flash design.

Top Customers

          The following table sets forth top customers (by sales) of our products by percentage of our net sales revenue in 2002 and the type of product purchased:

	% of net sales revenue
	Year ended
Customers	December 31, 2002	Products purchased

Nintendo(1)	36.5%	Mask ROM, flash, logic
Hewlett-Packard	7.32%	Mask ROM, flash
Philips	3.3%	Logic
Inventec	2.5%	Mask ROM
Mitsubishi	2.3%	SRAM, flash
Leapfrog	2.2%	Mask ROM,

(1)	Represents our sales to Megachips, which on-sells our products to Nintendo.

Top Products and Applications

          The following table sets forth, based upon a survey of our current customers, the major product areas and applications of our products purchased by our key customers, and the percentage of total net sales revenue that these customers comprised in 2000, 2001 and 2002:

			% of our total sales (1)

			Year ended December 31,

Product area	Sample applications	Customers	2000	2001	2002

Consumer Electronics	Game, STB,	Nintendo, General	63.9%	66.9%	68.6%
	electronic dictionary, digital answering machine, musical instruments, CD-ROM, CD-RW, TV, DVD, VCD, DSC, pachinko	Instrument, Inventec, GSL, Sony, Yamaha, Philips, Siemens, Thomson, Sankyo, Minolta
Computer and Computer Peripheral	HDD, printer, LCD monitor	Hewlett-Packard, Lexmark International, Compaq, Dell, Brother, Cannon, Matsushita Electric Industrial, Oki, Benq Corporation, Hitachi, Toshiba, Philips, Sony	20.8%	26.2%	18.2%
Communications	PHS, LAN, WAN, modem, switch	NEC, Motorola, Accton Technology, Japan Radio, D-Link, Microdyne, Sonic Systems, AVM, Askey	15.3%	6.9%	10.8%

(1)	Excludes sales to distributors where the end-use application is unknown.

Nintendo

          In 2000, 2001 and 2002, approximately 32.5%, 42.2% and 36.5%, respectively, of our total net sales revenue was derived from Megachips, which on-sells our products to Nintendo. Nintendo is one of the world’s largest users of mask ROMs, which are used in Nintendo game cartridges. Since 1996, we have been Nintendo’s largest supplier of mask ROMs for the Nintendo 64 and earlier generations of Nintendo gaming platforms. We believe that our long-term relationship with Nintendo is based on trust, as evidenced by the fact that Nintendo supplies sensitive game codes to us as part of the design and production process. Our relationship is also predicated on our ability to supply quality products in a timely manner at competitive prices.

          In August 2000, Nintendo announced that its new video game platform, the GameCube, would utilize a DVD-ROM-based storage system to replace the current mask ROM-based cartridges. This new game platform went on sale in Japan in September 2001, in the United States in November 2001 and in Europe in May 2002. We have been engaging in active discussions with Nintendo and Megachips since 2000 to assist in developing semiconductor solutions for the GameCube. Currently we provide product design, development and manufacturing services for multiple semiconductor devices to Nintendo for the production of the GameCube, notwithstanding Nintendo’s change of principal memory devices for this product. Our primary product offerings for the GameCube relate mainly to accessory products and include:

•	clock generator integrated circuits;

•	ethernet adaptors;

•	radio frequency component integrated circuits used in a Nintendo wireless controller for use with the GameCube;

•	4Mb and 16Mb code flash used in conjunction with each game software; and

•	16Mb ROM used in the GameCube console’s operation system.

          We have been shifting additional production towards the output of mask ROMs for Nintendo’s Game Boy series of handheld computing devices, including Game Boy Advance, which was released in the spring of 2001. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

          In the third quarter of 2001, we entered into a capital equipment lease agreement with Nintendo in the amount of up to US$75 million for the use of manufacturing equipment. As of December 31, 2002, we had lease obligations of approximately US$46 million payable to Nintendo over a four-year period in monthly installments. At the end of the lease term, title to the leased equipment will be transferred to us.

Manufacturing and Quality Control

Manufacturing

          Currently, all of our internal wafer fabrication is carried out at Fabs I and II. Our location in the Science-Based Industrial Park in Hsinchu (the “Science Park”) provides certain advantages, including preferential tax treatment, streamlined customs administration and government-subsidized development grants.

          We use complementary metal oxide silicon process technology to manufacture our semiconductor products. This manufacturing technology involves a sequence of numerous complex processes in which 200 to 500 different steps are taken in the manufacture of a single chip. These steps include a series of cleaning, patterning, etching, deposition and implantation processes. At the end of these processes, the chips are tested for functionality and assembled. Depending on the product line, we either sub-contract this “back-end” work to companies in Taiwan and Hong Kong, including Advanced Semiconductor Engineering Inc., Siliconware Precision Industries Co., Ltd. and other ROC assembly subcontractors, or perform the work ourselves. We sub-contract approximately 79% of the testing and assembly of our logic products, while testing most of our mask ROM products internally.

          In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor whereby Tower Semiconductor will provide silicon wafer manufacturing processing services that can employ its microFLASH(r) technology. Such technology is based on proprietary technology licensed from Saifun Semiconductors Ltd. (“Saifun Semiconductor”). We also have entered into a separate agreement with Saifun Semiconductor that provides us with rights to develop and manufacture certain products related to the microFLASH(r) process technology. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. Due to the market conditions in 2001 and 2002, we have placed orders for less than the numbers of wafers that we could have required Tower Semiconductor to manufacture for us in those periods.

          In December 2000, we entered into a foundry agreement with Tower Semiconductor. Until the agreement expires in 2011 or if we cease to own a minimum number of shares in Tower Semiconductor, Tower Semiconductor is obligated to make available to us, and in the event we decide to provide foundry service using Saifun technology we are obligated to purchase, certain minimum numbers of wafers based on percentages of the manufacturing capacity of a specified production line in Tower Semiconductor’s new manufacturing facility, up to certain limits. Tower Semiconductor’s new manufacturing facility is now in the start-up stage. So long as we own a minimum number of shares in Tower Semiconductor, Tower Semiconductor is also obliged to grant us favorable pricing treatment for up to a designated amount of wafers per month. As of December 31, 2002 and as of the date hereof, we continue to own not less than the specified minimum number of shares in Tower Semiconductor.

Quality Control

          All of our products undergo 100% final testing before shipment. In most cases, externally packaged chips are returned to us for final testing before shipment. We occasionally sub-contract final testing work, which allows us to use the sub-contractors’ drop shipment services.

          Fab I and Fab II operate 360 days a year on a two-shift, twelve hours per shift basis which minimizes downtime between shift changes as compared to operation on a three-shift, eight hours per shift basis. Operators at Fab I and Fab II work on a two-day-on, two-day-off rotation. We believe that these production arrangements, together with our operator discipline, quality of maintenance and level of equipment utilization, have resulted in a high level of productivity.

          In order to minimize the introduction of particles into the manufacturing process, Fab I operates a Class 1 clean room, with less than one particle of 0.1 micron or greater per cubic foot, and Fab II uses the SMIF Box system, an advanced system whereby we isolate and keep clean the localized manufacturing environment surrounding the integrated circuits, rather than the entire plant. Although the manufacturer guarantees our SMIF Box system to have less than one particle of 0.1 micron or greater per cubic foot, we believe that our system is cleaner than the guaranteed amount based on our manufacturing experience. Both Fab I and Fab II use advanced systems to filter our chemical, gas and water supplies.

          As part of our quality assurance program, we conduct three tests during the production process:

•	the wafer acceptance test, which detects faults from the manufacturing process:

•	the wafer sort test, which probes defaults in circuitry; and

•	the final test, which reviews the operation of each integrated circuit.

          We also offer “burn-in” testing of our products when necessary. Burn-in is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices. In line with industry standards, we have experienced customer returns of less than 10 pieces per one million pieces shipped.

          We adopted a matrix system of quality assurance, under which, we maintain a single, company-wide quality engineering center. Currently, we have approximately 115 engineers, technicians and other employees whose duty is to develop and maintain a quality system, perform qualifications for new products and new processes. At the same time, quality control personnel in each strategic business unit monitor design and production processes to ensure high quality products, and are involved from initial design to production.

          We received the International Standards Organization (“ISO”) 9001 certification in January 1994 from the Lloyd’s Register Inspection Limited for our quality management system. In August 1997, we received the ISO 14001 certification for our environmental management system. In September 2001, we received the Quality System 9000 certification from the International Automotive Sector Group for our quality system. In March 2002, we received the Occupation Health and Safety Assessment Series (“OHSAS”) 18001 certification for our occupational health and safety assessment. The certification process involves subjecting our production processes and the quality management systems at our factories to review and surveillance for various periods. The ISO certifications also provide independent verification to our customers as to the quality control in our manufacturing processes.

Raw Materials

          Our primary raw materials are silicon wafers and certain chemicals and gases. To date, all of these raw materials have generally been available to us from a limited number of sources, at competitive prices, in adequate quantities and on reasonable delivery terms. We typically order our target metals, specialty gases and chemicals on a just-in-time basis to minimize the cost of inventory.

          The prices of most of the raw materials used by us, excluding wafers, have been relatively stable during the period of our operation. In 2000, 2001 and 2002, raw materials costs comprised approximately 4.2%, 6.7% and 5.0%, respectively, of our net sales revenue. We currently believe that if we were to lose access to one or more of our suppliers, we would be able to obtain substitute quantities from other suppliers without any material interruption of our operations and without any material adverse effect on the price we would pay for the relevant supplies.

Silicon Wafers

          Our future growth will depend in large part on securing a continuous supply of both six-inch and eight-inch wafers. Wafer capacity in the semiconductor industry has from time to time been, and in the future may be, limited. However, in anticipation of possible shortages, we maintain a one and one-half month inventory of six-inch wafers and a two-month inventory of eight-inch wafers. Prices for six-inch wafers and for eight-inch wafers both increased on average by approximately 15.9% in 2001 from 2000, and prices for both decreased on average by approximately 5.2% between December 31, 2001 and December 31, 2002.

          We obtain our six-inch and eight-inch wafer supplies principally from four suppliers, namely Toshiba Ceramics Co., Ltd., Shin-Etsu Handotai Europe Ltd. and Sumitomo Mitsubishi Silicon Corporation, all of which are overseas suppliers, and Taisil Electronic Materials Corp., an ROC company. We settle all our wafer purchases in U.S. dollars.

Chemicals

          We obtain our supplies of industrial chemicals principally from a Taiwan joint venture entity formed by Merck Kgaa and Kanto Chemical Co., Inc. We obtain our supplies of bulk gases, such as nitrogen, oxygen and hydrogen, principally from our investee, United Industry Gas Co., Ltd. (“United Industry Gas”), an affiliate of Lian Hwa Gas Co., Ltd., and our specialty gases from several overseas suppliers. Other raw materials used in the production process include target metals and photo resist. These materials are also principally obtained from several overseas suppliers.

Water

          Water is critical in the production of semiconductors. We obtain our water supplies from a state-owned water company. The ROC government also operates a purified water supply system by which we clean our integrated circuits during the fabrication process. Fab I and Fab II both have advanced water recycling systems which allow us to reclaim approximately 73% of the water used in our fabrication process. Although we have experienced several water shortage incidences in the past, we are not currently experiencing any water shortage problems. In the event of any short-term water shortage, we have our own 5,000-ton water reserve that is capable of supplying two and a half days of water for Fab I and 21,000-ton water reserve that is capable of supplying seven days of water for Fab II. Since the beginning of 2002, Taiwan has experienced a serious water shortage problem, particularly in the northern Taiwan region. The ROC government has taken a series of measures to alleviate the impact of the water shortage problem, including restricting agricultural water usage. However, if the water shortage problem occurs again, the government may further restrict industrial water usage and our production may be materially adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our earnings”. To alleviate long-term water supply problems, the government has constructed a major pipeline connecting the Science Park to a reservoir in Miao-li County. The government has also indicated that it intends to construct a dam in Hsinchu County by 2003 to meet the water supply requirements of the Science Park area.

Electricity

          Electricity is our main source of energy and we receive all of our electricity supplies from Taiwan Power Company, the national power utility. As a resident of the Science Park, we have priority in obtaining our supply of electricity from the Taiwan Power Company over businesses outside the Science Park. Although we experience power supply reductions scheduled by the Taiwan Power Company from time to time during the summer season, we receive advance notice of the timing of these reductions and can rely on our own internal emergency generators during these periods. We purchased approximately 226, 260 and 316 million kilowatt hours of electricity from the national power grid in 2000, 2001 and 2002, respectively.

          In order to obtain and maintain reliable electric power supplies, we are connected to the national grid through a 69 kilovolt and a 161 kilovolt double loop electric supply system located within the Science Park. We maintain several back-up electricity generators to ensure continuous Fab I operation in the event of interruptions to the external power supply. We also maintain back-up generators at Fab II capable of supplying close to 100% of the power normally used to run Fab II. Fab II is one of the first semiconductor facilities in Taiwan to use a dynamic uninterrupted power supply system utilizing emergency power back-up generators that operate with no time delay.

Sales and Marketing

          We distribute our products on a global basis. The following table sets forth percentages of net sales revenue by geographic regions:

	Year ended December 31,

Area	2000	2001	2002

Japan	46.3%	50.3%	48.8%
Taiwan	26.0%	27.4%	19.0%
Hong Kong, Singapore and South Korea	14.3%	12.6%	22.2%
United States	7.9%	6.7%	7.9%
Europe and other countries	5.5%	3.0%	2.1%

Total	100.0%	100.0%	100.0%

          We have relationships with over 45 distributors and manufacturers’ representatives to market our products worldwide. The distributors purchase our products at a discount while the manufacturers representatives generally receive a commission of 5% of the goods sold. We maintain sales offices in Taipei; San Jose, California; Chicago, Illinois; Brussels, Belgium; Tokyo and Osaka, Japan and Singapore. These offices conduct sales efforts and monitor the effectiveness of distributors and manufacturers representatives.

          We originate sales for our products within Taiwan either directly from our Taipei sales office or through non-exclusive distributorships. Sales to Asia, excluding Taiwan and Japan, are also conducted through these non-exclusive distributorships. Sales to Nintendo are made indirectly through Megachips. Megachips receives a fixed percentage discount on all products purchased from us.

          We sell our products in Japan (with the exception of sales to Nintendo, which is conducted solely through Megachips) through third-party distributors with marketing and technical support from our sales offices in Tokyo and Osaka. These distributors usually maintain small inventories and they distribute our products in eastern Japan on a non-exclusive basis. Our customers in eastern Japan include major Japanese semiconductor and consumer electronics product producers, such as Sony, Yamaha and Matsushita.

          We sell and distribute our products in North America and Europe through our direct wholly-owned subsidiaries, Macronix America and Macronix Europe N.V., using manufacturers’ representatives and distributors. Representatives generally do not maintain a product inventory; instead, their customers place orders directly with us. Distributors generally handle smaller volume orders and they usually maintain small inventories but also carry competitors’ products. We recognize revenue when we ship products to distributors if such products cannot be returned except for defective products or, if applicable, when we ship products to customers directly. Our agreements with our representatives and domestic and international distributors are generally terminable by either party on short notice.

Backlog and Order Process

          Our business is characterized by short-term order and shipment schedules. The majority of our sales are made primarily by way of standard purchase orders instead of long-term contracts. We foster customer relationships by focusing on timely delivery of product, competitive pricing, product performance and reliability, continuing customer service (including technical support), responsiveness to customer requirements and advanced technology.

          We produce a portion of our products in advance of the receipt of a formal purchase order based on anticipated purchase schedules discussed between us and our significant customers. In addition, since the yield of dies in the production process varies, we must manufacture a slightly greater number of dies, usually 2% to 3% higher than the actual number of dies our customers order. To the extent we improve our yield during the manufacturing process, we may produce additional dies beyond the number ordered by customers. These additional dies are kept in inventory to fill any additional purchase orders for the product involved.

Environmental Matters

          Our manufacturing operations use a variety of chemicals and gases, and our use, storage, discharge and disposal of these chemicals and gases and other emissions and waste are regulated by ROC environmental authorities. Over the course of our operating history, we have consistently invested in equipment and processes designed to comply fully with our environmental responsibilities.

          By the end of 2001, we had paid NT$790,000 in fees for infringement of the ROC Air Pollution Control Act, ROC Water Pollution Control Act and ROC Waste Disposal Act. We spent an aggregate of approximately NT$225 million in installing pollution prevention equipment, operation, waste treatment and pollutant composition in the year ended December 31, 2001 and NT$1,299 million in the year ended December 31, 2002. We also dispatch some of our industrial waste solvents for disposal by outside waste treatment companies approved by the ROC Environmental Protection Administration. Certain common waste gases are also processed and disposed of by the Science Park environmental cleaning team. In addition, we have also established environmental protection policies, received ISO 14001 certification for our environment management system in August 1997, and have put in place environmental management teams trained by the ROC Environmental Protection Administration. Fab II was designed as an environmentally-friendly facility and includes a modern waste water treatment and recycling system.

          In April 2000, we applied to the management bureau of the Hsinchu Science-Based Industrial Park Administration for the approval of the anticipated construction of Fab III and the commercial production of wafers at the facility. In July 2000, we received final approval for Fab III from the ROC Environmental Protection Administration. We believe that our current and proposed operations comply in all material respects with all presently applicable environmental laws and regulations.

Strategic Investments

          We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere. We believe that our participation in these companies allows us to enhance and complement our product offerings, expand our capacity, secure access to raw materials and services and keep up-to-date with technological changes in the semiconductor industry. As of December 31, 2002, these participations include:

•	Caesar Technology, Inc. — Prior to its liquidation, we owned a 29.7% direct equity interest in Caesar Technology. We recorded investment losses from Caesar Technology of NT$351 million in 1999, NT$495 million in 2000 and NT$406 million in 2001. For the nine months ended September 30, 2001, we recorded investment losses from Caesar Technology of NT$179 million. On December 26, 2001, the shareholders of Caesar Technology approved a voluntary winding up of the company. As a result of the planned dissolution of Caesar Technology, we wrote off all of our remaining NT$227 million investment in Caesar Technology in the fourth quarter of 2001.

•	Tower Semiconductor, Ltd. — A 13.7% indirect interest in Tower Semiconductor. Tower Semiconductor is an independent foundry manufacturer of semiconductor integrated circuits on silicon wafers. We have written down this investment by NT$646 million and NT$538 million (US$15.5 million) in 2001 and 2002, respectively.

•	Prominent Communications, Inc. — A 35.2% direct equity interest in Prominent Communications. Prominent Communications designs and sells integrated chipsets and application-specific integrated circuits for applications used in the wireless communications industry. We acquired our equity interest in Prominent Communications in late 1999 as part of an arrangement to jointly develop integrated circuits for 900MHz cordless telephones. In July 2002, we purchased an additional 1,200,000 shares of Prominent Communications at US$1.75 per share.

•	Biomorphic VLSI Inc. — A 35.1% indirect equity interest in Biomorphic VLSI. Biomorphic VLSI develops and markets intelligent imaging sensors for digital cameras, automobiles and industrial applications. In 2002, we recognized a loss of US$3.4 million due to the loan we guaranteed for Biomorphic.

•	Chantek Electronic Co. Ltd. — A 3.7% direct and 0.6% indirect equity interest in Chantek. Chantek has experienced difficulty in securing sufficient funding for its operations. Therefore, we wrote off all of our remaining NT$206 million investment in Chantek in the fourth quarter of 2001.

•	Ardentec Corporation. — A 11.8% direct equity interest in Ardentec, which is a semiconductor testing company to which we subcontract a portion of our operations on terms we believe to be market-based.

•	Chipbond Technology Corporation. — A 5.9% indirect and a 1.3% direct equity interest in Chipbond, which specializes in wafer-level bumping in order to facilitate the latest semiconductor packaging technologies, such as ball grid array and flip chip.

•	Raio Technology, Inc. — A 28% indirect equity interest in Raio Technology, which provides intellectual property, software and ASIC design solutions for PC-peripheral products and consumer products.

Insurance

          Our insurance coverage as of December 31, 2002 includes:

•	property damage all-risk insurance on our fixed assets, equipment and inventory;

•	business interruption insurance;

•	third-party liability insurance to cover claims in respect of personal injury or property damage arising from accidents;

•	directors’ and officers’ liability insurance;

•	position schedule bond insurance on all employees, providing coverage against losses due to employee fraud or dishonesty;

•	marine cargo insurance;

•	employee group insurance;

•	employer liability insurance; and

•	construction all-risk coverage.

          We believe our insurance is adequate and in conformity with industry standards prevailing in Taiwan.

C.	Organizational Structure

          The following table sets forth the identity of our subsidiaries and their jurisdictions of incorporation as of December 31, 2002. We directly or indirectly own at least 92.5% of the equity of each of our subsidiaries.

			Total Paid-in
		Jurisdiction of	Capital of such	Direct Equity
Name of subsidiary	Main business	incorporation	Entity	Interest

Hui Ying Investment, Ltd.	Investment	Taiwan, ROC	NT$500,000,000	100%
Joytech Co., Ltd.	Systems solutions	Taiwan, ROC	NT$18,500,000	92.5%
Macronix America, Inc.	Sales and marketing	California, USA	US$100,000	100%
Macronix Europe N.V	Sales and marketing	Belgium	EUR 62,000	100%
Macronix (B.V.I.) Co., Ltd.	Investment	British Virgin Islands	US$138,647,126	100%
New Trend Technology Inc.	IC design	California, USA	US$23,000,000	100%

			Total Paid-in
		Jurisdiction of	Capital of such	Direct Equity
Name of subsidiary	Main business	incorporation	Entity	Interest

Wedgewood International Ltd.	Investment	British Virgin Islands	US$15,010,000	100%
Macronix Pte Ltd	Sales and marketing	Singapore	US$100,000	100%
Kang Bao Investment Inc.	Investment	Taiwan, ROC	NT$500,000,000	100%
Rui Hong Investment Inc.	Investment	Taiwan, ROC	NT$500,000,000	100%
Magic Pixel Inc.	IC design	Taiwan, ROC	NT$50,000,000	100%

D.	Property, Plant and Equipment

          Our headquarters and Fabs I, II and III are located in Hsinchu, Taiwan. Fab I commenced its commercial operations in 1992. Fab I occupies approximately 172,000 square feet on land that is leased from the Science Park. The lease expires in March 2010 but is renewable at our option. The facility has a production area of approximately 67,888 square feet. Fab I’s test operations are located in a building adjacent to Fab I, which sits on a lot of approximately 80,000 square feet.

          Fab II commenced its commercial operations in October 1997. Fab II occupies approximately 883,000 square feet on land that is leased from the Science Park. The lease expires in June 2015. The facility has a production area of approximately 84,000 square feet and a production support area of approximately 32,000 square feet. Space has also been reserved for testing facilities in Fab II, although Fab II currently shares Fab I’s test operations plant for all of Fab II’s eight-inch wafers. Fab II has advanced and modernized production equipment, and incorporates advanced computer automated production systems. Fab II is equipped with a total energy management system and an advanced waste treatment system. Production capacity at Fab II reached 42,000 eight-inch wafers per month at the end of 2001. We began to manufacture mask ROMs at Fab II at linewidths of 0.18 micron from the second half of 2000 and successfully migrated to 0.15 micron process technology for both flash and mask ROM in the fourth quarter of 2002. We own all the facilities comprising Fab I and Fab II.

          In July 2002, we completed construction of Fab III, our third wafer fabrication facility, on a parcel of leased land next to Fab II, with a production area of approximately 170,000 square feet and a production support area of approximately 25,500 square feet. However, due to the adverse market conditions currently prevailing in the semiconductor industry, we expect full commencement of operations at Fab III to be delayed until 2005 or later. We currently expect Fab III to have a production capacity of approximately 15,000 eight-inch wafers and 25,000 twelve-inch wafers per month when fully loaded and operational. Depending on the then prevailing market conditions, we expect to expand our production in Fab III in the future. See “Item 5. Operating and Financial Review and Prospects — Overview — Cost Reduction Initiatives”.

          The following table sets forth our wafer capacity, in terms of wafers per month, at Fab I and Fab II as of December 31, 1995 through 2002 and expected fabrication capacity for 2003:

	1995(1)	1996(1)	1997(1)	1998	1999	2000	2001	2002	2003(2)

Fab I (six-inch wafers)	31,000	35,000	35,000	35,000	35,000	36,000	36,000	35,000	35,000
Fab II (eight-inch wafers)	—	—	15,000	15,000	20,500	40,000	42,000	40,000	37,000

(1)	Includes capacity resulting from machines provided by Taiwan Semiconductor Manufacturing Company Limited.

(2)	Planned capacity.

          We have been recently granted by the government of the ROC a parcel of land adjacent to our Fab II under a lease that is renewable annually for a maximum of 20 years. As of the date of this annual report, we have not finalized our plan on how to use this land.

Item 5. Operating and Financial Review and Prospects

          The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report. These financial statements have been prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. See note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report and “A. Operating Results – U.S. GAAP Reconciliation”.

A.	Operating Results

Introduction

          We are an independent semiconductor designer, producer and supplier. Our product portfolio includes mask ROM, flash, EPROM, logic, application-specific integrated circuit products and highly integrated SOC solutions. We view ourselves as an integrated solutions provider. In particular, we treat our clients as strategic partners and work closely with them starting from early stages of product development to design silicon chip solutions that meet their specific needs. These partners include Nintendo, with whom we have had a relationship for over ten years, and Hewlett-Packard, with whom we have had a relationship for over five years. We differentiate ourselves by our ability to offer a full range of in-house design, product and process engineering capabilities.

          From mid-1999 and throughout most of 2000, we benefited from growing worldwide demand for semiconductors and experienced significant growth in net sales revenue and operating income. Our net sales revenue increased 97.5% from 1999 to 2000 principally as a result of:

•	increases in the average selling prices of our products due to improved market conditions; and

•	high-density products, particularly flash products, accounting for a larger share of our overall product mix.

          The severe and protracted semiconductor industry downturn that began in the second half of 2000 continued throughout 2001 and 2002, with continued erosion of the average selling prices of our products. In 2002, net sales revenues declined by 24.2% compared to 2001, and our cost of goods sold (a substantial portion of which consists of non-cash depreciation and amortization) exceeded our net sales revenue, resulting in a realized gross loss of NT$615 million (US$17.7 million) and an operating loss of NT$6,827 million (US$196.7 million). Due to the price erosion, and related inventory losses, we recorded a net loss of NT$11,357 million (US$327.3 million). For the same reasons, in 2001 we recorded a net loss of NT$866 million. Furthermore, we forecast that we will incur gross, operating and net losses for 2003. We cannot assure you that these losses will not continue or increase, or that we will return to profitability in the future. In addition, it will take some time before the positive impact of any improvement that may occur in the end-markets for our products may be reflected in our financial performance.

          Our capacity utilization rate, which is the utilization rate for our equipment prior to any production bottleneck, was approximately 100% in 2000 but decreased to approximately 76% in the third quarter of 2001 and 70% in the fourth quarter of 2001. In 2002, our quarterly utilization rates were 50.0%, 63.5%, 65.1%, and 56.8%, respectively. We do not expect our capacity utilization rates to improve unless there is a significant recovery in the semiconductor industry, and we cannot assure you that our capacity utilization rates will not continue to decline in the foreseeable future.

          As a result of the market downturn in 2000, which continued throughout 2001 and 2002, many of our investee companies experienced significant deterioration in their operating results. This in turn caused us to incur substantial investment losses as well as a reduction in the value of our equity interests in these companies. Our net investment loss and net loss from equity investment increased by 26.4% to NT$780 million in 2001 from NT$617 million in 2000. In particular, we recorded an unrealized loss in Tower Semiconductor of NT$646 million as of December 31, 2001. In 2002, our net investment loss and net loss from equity investment was NT$415 million (US$12.0 million), a decrease of 46.8% compared to 2001.

          Nintendo continued to be our single largest customer in 2001 and 2002. In 2001 and 2002, Nintendo launched its new GameCube video game platform, which utilizes a DVD-ROM-based storage system instead of the mask ROM-based cartridges traditionally used in other Nintendo game platforms, in Japan, the United States and Europe. As a result, we have been shifting our production towards the output of mask ROMs for Nintendo’s Game Boy series of handheld computing devices, including the Game Boy Advance. In addition, we currently supply other accessories for the GameCube video game platform. Although sales of the Game Boy Advance did not meet anticipated levels in the fourth quarter of 2001 and 2002, our sales of mask ROM to Nintendo in 2001 and 2002 for use in Game Boy Advance software cartridges continued to account for a large portion of our total sales of mask ROM. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

          For certain material developments of our company since December 31, 2002 with respect to our financial condition and results of operations, please refer to the discussion set forth in “Recent Developments” included elsewhere in this annual report.

Overview

Sales Revenue

          We derive our sales revenue primarily from the manufacture and sale of four types of semiconductors: mask ROM, flash, EPROM, SOC and multimedia products. We also derive a portion of our sales revenue from value-added manufacturing or foundry services that we provide on a contract basis to integrated device manufacturers. In addition, we earn royalty income from products under joint development with our strategic partners and from the production of wafer and other products under limited term arrangements. We experienced rapid growth in net sales revenue in 1999 and 2000. However, due to a severe and protracted market downturn that began in the second half of 2000 and continued throughout 2001 and 2002, net sales revenues decreased by 35.1% to NT$21,747 million in 2001, and decreased a further 24.2% to NT$16,492 million (US$475.3 million) in 2002. As a result, in 2002 we realized a gross loss of NT$615 million (US$17.7 million), and an operating loss of NT$6,827 million (US$196.7 million). The decline in net sales revenues in 2001 was attributable to a decrease in our sales volume and a decline in the average selling prices of our products, and in 2002 to a continuing decline in average selling prices.

Cost of Goods Sold

          Our cost of goods sold consists principally of:

•	overhead, including depreciation of property, plant and equipment and amortization of intangible assets;

•	costs of raw materials, including wafers, chemicals and other inputs, for semiconductor fabrication;

•	costs of outsourcing production to third parties;

•	direct labor costs; and

•	service charges paid for testing and packaging services.

Product Pricing Trends

          The following table sets forth the average selling prices of each category of our nonvolatile memory products for the periods indicated:

	Year ended December 31,

	1998	1999	2000	2001	2002

	(NT$ per die)
Mask ROM	101.6	94.9	105.8	89.6	54.8
Flash Memory	76.0	53.0	110.4	74.3	49.0
EPROM	36.1	35.5	55.0	40.1	22.0

          The global semiconductor industry is highly competitive and average selling prices typically decrease over the life of a semiconductor product. Average selling prices for the memory products that we sell have generally declined on an annual basis since 1995. We seek to offset this general decline in average selling prices by constantly improving the density, sophistication and performance of our products and by customizing our products to suit the needs of our strategic partners and other customers. Where this approach is successful, we may avoid declines in the average selling prices of our products and maintain our gross profit margins despite general industry-wide declines. However, throughout most of 2000, we experienced a general improvement in the selling prices for almost all memory products, which resulted in increases in the average selling prices for all of our products, wholly apart from increases due to product improvement.

          In the second half of 2000, selling prices for memory products started to decline, primarily as a result of the overall decrease in global demand for memory products. In 2001, we experienced a decrease in the selling prices for almost all of our memory products, particularly flash products, as compared to 2000. These price declines continued throughout 2001 and 2002. As a result of this price trend, in 2002 our cost of goods sold (a substantial portion of which consists of non-cash depreciation and amortization) was higher than our net sales revenue, and we realized a gross loss of NT$615 million (US$17.7 million), and an operating loss of NT$6,827 million (US$196.7 million).

High Fixed Costs

          Our operations are capital intensive and our primary capital requirements are for the purchase of manufacturing equipment. In particular, fixed costs, primarily depreciation expense, are a major component of our cost of goods sold. As a result, increases or decreases in capacity utilization rates can have a significant effect on gross profit or loss margins, as per-unit costs generally decrease as fixed costs, such as equipment depreciation expenses, are allocated over a larger number of units. Our ability to maintain or improve our margins will continue to depend to a large extent on our ability to effectively manage capacity utilization levels.

Capital Expenditures and Increasing Depreciation

          An additional element affecting our overall profitability is the impact of our capital expenditure program, which will result in higher depreciation costs, as well as interest charges accruing from the debt incurred to finance our capital expansion. Depreciation and amortization expense increased by 32.4% to NT$8,006 million in 2001 from NT$6,048 million in 2000. This increase was primarily due to increased depreciation arising from our capital expansion program for Fab II. In 2002, depreciation and amortization increased by 9.2% to NT$8,742 million (US$251.9 million), arising from a full year of increased depreciation on Fab II, and the commencement of depreciation on Fab III.

          In 2000, 2001 and 2002, our depreciation expense as a percentage of net sales revenue was 16.8%, 34.2% and 49.2%, respectively. The significant increase in depreciation expense as a percentage of net sales revenue in 2001 and 2002 primarily reflected the significant decrease in net sales revenue during those periods, as well as increases in depreciation expenses. We expect our depreciation expense to increase in the foreseeable future as a result of our capital expenditure program.

          We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves commercial levels of utilization. In periods of depressed industry conditions, such as those that have prevailed in 2001 and 2002, we may experience lower than expected demand from customers and a sharp decline in average selling price, resulting in an increase in depreciation expense relative to net sales revenue.

Inventory

          The semiconductor industry has experienced deteriorating market conditions since the second half of 2000. This has resulted in a rapid increase in our inventory levels, a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. We held approximately 229 days of total inventory as of December 31, 2002, compared to 264 days as of December 31, 2001. We recorded an inventory loss provision of NT$2,929 million (US$84.4 million) for the year ended December 31, 2002, compared with NT$2,587 million for year ended December 31, 2001.

          We make provisions for inventory loss based on our evaluation of historical data and projected sales volume to determine current trends so as to identify products or product classes that are at risk of obsolescence or are slow moving.

Cost Reduction Initiatives

          We seek to reduce our variable manufacturing costs and our unit fixed costs by maximizing sales volumes and capacity utilization. Under this approach, declines in the average selling prices of our products in 1998 and 1999 were wholly or partially offset by declines in our unit costs. We have been able to obtain cost reductions through our continuing efforts to improve yields of functional dies per wafer, decrease line widths by improving die-size technology and increase economies of scale. We employ 0.35 micron process technology and 0.32 micron process technology for certain chips at Fab I. We originally employed 0.25 micron process technology at Fab II for our primary mask ROM products. We migrated to 0.18 micron process technology for our mask ROM products produced at Fab II in the second half of 2000, and successfully migrated to 0.15 micron process technology for both flash and mask ROM in the fourth quarter of 2002.

          Our wafer production in terms of six-inch wafer equivalents increased 46.1% to 621,587 wafers in 2000 from 425,479 wafers in 1999. However, it decreased 4.5% to 593,661 wafers in 2001 and further decreased 28.5% to 424,594 wafers in 2002. We have supplemented our capacity by contracting for wafer fabrication on a foundry basis by third parties, including Taiwan Semiconductor Manufacturing Co., Ltd and Tower Semiconductor. We have also pursued the enlargement of our manufacturing capacity through the enhancement of Fab I and Fab II. In addition, we completed the construction of Fab III in July 2002, which we expect will further increase our manufacturing capacity by approximately 15,000 eight-inch wafers and 25,000 twelve-inch wafers per month when fully operational. However, due to the adverse market conditions currently prevailing in the semiconductor industry, we expect commencement of operations at Fab III to be delayed until 2005 or later.

          The following table sets forth six-inch and eight-inch wafer production (in eight-inch wafer equivalents) by product for each of the periods indicated:

	2000		2001		2002

		(% of total		(% of total		(% of total
	(number of	wafer	(number of	wafer	(number of	wafer
	wafers)	production)	wafers)	production)	wafers)	production)

Mask ROM	338,634	62.5	289,538	48.8	151,384	35.7
Flash	144,758	23.3	260,859	43.9	248,899	58.6
EPROM	17,025	2.8	11,531	1.9	12,990	3.1
Logic(1)	8,019	1.3	7,815	1.3	11,222	2.6
Value-added services(2)	62,971	10.1	23,918	4.1	99	0.0

Total	621,587	100.0	593,661	100.0	424,594	100.0

(1)	Includes data for core SOC products and multimedia products. Excludes logic wafers fabricated by Tower Semiconductor and Mitsubishi on a contract basis for us. Yields of dies per wafer vary with each type of logic product manufactured by us and a change in product mix may cause variations in both wafer production and dies per wafer.

(2)	Production of DRAM under a cooperative arrangement with Matsushita for 1999, 2000 and 2001, and production of SRAMs for Mitsubishi during 2001 and 2002.

Geographic Markets

          We distribute our products to a wide variety of customers in a number of geographical markets, including:

•	Japan;

•	Taiwan:

•	Hong Kong, Singapore and South Korea;

•	the United States; and

•	Europe and other countries.

          The following table sets forth the breakdown of our net sales revenue and percentages of net sales revenue by geographic regions:

	Year ended December 31,

	2000		2001		2002

		(% of total		(% of total		(% of total
	(millions	net	(millions	net	(millions	net
	in NT$)	sales revenue)	in NT$)	sales revenue)	in NT$)	sales revenue)
Japan	15,502	46.3	10,933	50.3	8,052	48.8
Taiwan	8,702	26.0	5,970	27.4	3,131	19.0
Hong Kong, Singapore and South Korea	4,786	14.3	2,740	12.6	3,655	22.2
United States	2,640	7.9	1,454	6.7	1,309	7.9
Europe and other countries	1,863	5.5	650	3.0	345	2.1

Total	33,493	100.0	21,747	100.0	16,492	100.0

          Our sales to Japan are generally denominated in Japanese yen, our sales to Taiwan are generally denominated in NT dollars, Japanese yen and U.S. dollars, and our sales to other countries are generally denominated in U.S. dollars. In 2000, 2001 and 2002, approximately 92.5%, 90.8% and 99.2%, respectively, of our net sales revenue was denominated in currencies other than NT dollars, primarily Japanese yen and U.S. dollars.

          We use hedging techniques such as foreign currency borrowings, forward exchange rate contracts and foreign currency swaps to mitigate these risks.

Results of Operations

          The following table sets forth, for the periods indicated, certain financial data from our statements of operations, expressed in each case as a percentage of net sales revenue:

	Year ended December 31,

	2000	2001	2002

Sales revenue	100.9	101.4	100.9
Memory:
Mask ROM	57.6	56.8	45.9
Flash	19.3	14.8	26.8
EPROM	3.7	4.5	3.6

Total memory	80.6	76.1	76.3
SOC:
Core SOC	1.2	2.4	3.3
Value-added services	9.3	12.4	2.8
Multimedia	4.5	7.3	14.5
Royalties and commissions	0.3	0.4	0.3
Others	5.0	2.8	3.7
Less: sales returns	(0.8)	(1.0)	(0.2)

	Year ended December 31,

	2000	2001	2002

Sales discounts	(0.1)	(0.4)	(0.7)

Net sales revenue	100.0	100.0	100.0
Cost of goods sold	(46.2)	(53.7)	(103.7)

Gross profit (loss)	53.8	46.3	(3.7)

Operating expenses
Selling expenses	(2.8)	(2.8)	(3.5)
Administrative expenses	(5.3)	(9.8)	(11.1)
Research and development expenses	(9.4)	(17.6)	(23.1)

Total operating expenses	(17.5)	(30.2)	(37.7)

Operating income (loss)	36.3	16.1	(41.4)
Other income and gains	2.8	6.2	2.8
Other expenses and losses	(6.2)	(22.0)	(30.2)

Income (loss) before taxes	32.9	0.3	(68.8)

Income tax benefit (provision)	(1.2)	(4.3)	(0.1)

Net income (loss)	31.7	(4.0)	(68.9)

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

          Net Sales Revenue. Our total net sales revenue decreased 24.2% to NT$16,492 million (US$475.3 million) in 2002 from NT$21,747 million in 2001. This decrease was primarily due to a decline in average selling prices resulting from the continued market downturn, despite an increase in sales volume in 2002.

          The proportion of our net sales revenue from mask ROM products decreased to 45.9% in 2002 from 56.8% in 2001. This decrease was primarily due to decreased demand for mask ROM products from Nintendo following its introduction of the GameCube and a decrease in the average selling prices for our mask ROM products. The average selling prices for mask ROM products decreased to NT$54.8 per die in 2002 from NT$89.6 per die in 2001, principally as a result of a decrease in demand for high-density mask ROM products.

          The proportion of our net sales revenue from flash products increased to 26.8% in 2002 from 14.8% in 2001. This increase was primarily due to an increase in the sales volume of our flash products, which was partially offset by a decrease in the average selling prices for flash products. The increase in sales volume was primarily due to an increase in demand in GameCubes, printers and LANs. Average selling prices for flash products decreased to NT$49.0 per die in 2002 from NT$74.3 per die in 2001, principally as a result of increased price competition.

          The proportion of our net sales revenue from EPROM products decreased to 3.6% in 2002 from 4.5% in 2001. This decrease was primarily due to a decrease in the sales volume and average selling prices of our EPROM products. The average selling prices for EPROM products decreased to NT$22.0 per die in 2002 from NT$40.1 per die in 2001, principally as a result of a decrease in demand.

          The proportion of our net sales revenue from our SOC products decreased to 6.1% in 2002 from 14.8% in 2001. This decrease was principally due to a decrease in the sales volume of our SOC products and a decrease in the average selling prices of our SOC products as a result of a decrease in demand.

          The proportion of our net sales revenue from our multimedia products increased to 14.5% in 2002 from 7.3% in 2001. This increase was mainly due to an increase in the sales volume of our multimedia products as a result of increased end-use applications for our multimedia products, which was partially offset by a decrease in the average selling prices of our multimedia products. The decrease in the average selling prices of multimedia products is due to continued industry downturn.

          Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold increased 46.5% to NT$17,108 million (US$493.0 million) in 2002 from NT$11,674 million in 2001. This increase was primarily due to an increase of 9.2% in depreciation and amortization expenses and the increased sales volume, which resulted in increased in raw materials costs and subcontracting expenses for outsourced services such as testing and packaging. This increase also reflected a change in our product mix towards a higher proportion of flash products, which have higher manufacturing costs.

          As a result of the foregoing, we had a realized gross loss of NT$615 million (US$17.7 million) in 2002 compared to gross income of NT$10,073 million in 2001. We had a negative gross margin of 3.7% in 2002 compared to a positive gross margin of 46.3% in 2001.

          Operating Expenses. Total operating expenses decreased 5.3% to NT$6,211 million (US$179.0 million) in 2002 from NT$6,557 million in 2001. Selling expenses decreased 7.2% to NT$568 million (US$16.4 million) in 2002 from NT$611 million in 2001. This decrease was primarily due to decreases in compensation for sales personnel as a result of lower net sales revenue and selling expenses of certain overseas subsidiaries. Administrative expenses decreased 13.3% to NT$1,838 million (US$53.0 million) in 2002 from NT$2,121 million in 2001. This decrease was primarily due to lower administrative expenses at certain overseas subsidiaries. Research and development expenses decreased 0.5% to NT$3,806 million (US$109.7 million) in 2002 from NT$3,825 million in 2001, as our total sales revenue decreased 24.2% from 2001 and related fees accrued for patent rights decreased.

          Operating Income (Loss). As a result of the foregoing, we incurred an operating loss in 2002 of NT$6,827 million (US$196.7 million) compared to operating income of NT$3,516 million in 2001.

          Other Income. Total other income decreased 65.6% to NT$466 million (US$13.4 million) in 2002 from NT$1,356 million in 2001, largely as a result of a decrease in foreign exchange gain and interest income. We recorded no foreign exchange gains from our Japanese yen based currency derivative contracts in 2002, under which we incurred foreign exchange losses (discussed below), compared to foreign exchange gains of NT$454 million in 2001. Interest income decreased 56.3% to NT$216.9 million (US$6.3 million) in 2002 from NT$496 million in 2001, principally as a result of lower interest rates and lower cash deposits.

          Other Expenses. Total other expenses increased 3.8% to NT$4,976 million (US$143.4 million) in 2002 from NT$4,795 million in 2001. Our inventory loss provision increased 13.2% to NT$2,929 million (US$84.4 million) in 2002 from NT$2,587 million in 2001, largely as a result of a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. Net loss from equity investment and net investment loss decreased 46.8% to NT$415 million (US$12.0 million) in 2002 from NT$780 million in 2001 because our past substantial net investment losses were mostly written off in 2001. Foreign exchange losses recorded under our Japanese yen based currency derivative contracts were NT$321 million (US$9.3 million) in 2002, compared to foreign exchange gains recorded in 2001 (discussed above). Interest expense increased 5.5% to NT$1,238 million (US$35.7 million) in 2002 from NT$1,173 million in 2001, as a 31.6% increase in the aggregate principal amount of our outstanding indebtedness was partially offset by a general decrease in interest rates. Other expenses decreased 70.6% to NT$72.9 million (US$2.1 million) in 2002 from NT$248 million in 2001. Other expenses were significantly higher in 2001 because we recorded a provision for doubtful accounts receivable for an insurance claim in the amount of NT$227 million.

          Net Loss. As a result of the foregoing, we recorded a net loss of NT$11,357 million (US$327.3 million) in 2002 compared to a net loss of NT$866 million in 2001.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

          Net Sales Revenue. Our total net sales revenue decreased 35.1% to NT$21,747 million in 2001 from NT$33,493 million in 2000. This decrease resulted primarily from lower sales volume and declining average selling prices due to the market downturn.

          The proportion of our net sales revenue from mask ROM products decreased to 56.8% in 2001 from 57.6% in 2000. This decrease was primarily due to decreasing sales of mask ROM products to Nintendo following its introduction of the GameCube and a decrease in the average selling prices of mask ROM products. The average selling prices for mask ROM products decreased to NT$89.6 per die in 2001 from NT$105.8 per die in 2000, primarily as a result of a decrease in demand for high-density mask ROM products.

          The proportion of our net sales revenue from flash products decreased to 14.8% in 2001 from 19.3% in 2000. This decrease was primarily due to decreasing demand and average selling prices for flash products as a result of an oversupply in the flash market in 2001. The average selling prices for flash products decreased to NT$74.3 per die in 2001 from NT$110.4 per die in 2000.

          The proportion of our net sales revenue from EPROM products increased to 4.5% in 2001 from 3.7% in 2000. Sales revenue for EPROM were generally stable during the two periods. The average selling prices for EPROM products decreased to NT$40.1 per die in 2001 from NT$55.0 per die in 2000, principally as a result of a continued downturn in the industry.

          The proportion of our net sales revenue from our SOC products increased to 14.8% in 2001 from 10.5% in the same period in 2000. This increase was primarily due to increasing shipments of SRAMs and flash to Mitsubishi, which accounted for 11.8% of our net sales revenue in 2001, as compared to 8.0% of our net sales revenue in 2000.

          The proportion of our net sales revenue from our multimedia products increased to 7.3% in 2001 from 4.5 % in the same period in 2000. This increase was mainly due to an increase in the sales volume as a result of increased end-use applications for our multimedia products, which was partially offset by a decrease in the average selling prices of these products. The decrease in the average selling prices of our multimedia products was due to a continued industry downturn.

          Cost of Goods Sold and Gross Profit. Cost of goods sold decreased 24.7% to NT$11,674 million in 2001 from NT$15,494 million in 2000, largely as a result of lower sales volumes. The decrease in cost of goods sold was also attributable to a decrease of 27.9% in subcontracting expense for services, such as testing and packaging resulting from an overall reduction of charges for such services during the market downturn. In addition, compensation expense decreased by 36.3% mainly due to a decrease in compensation expense for production personnel. These decreases were partially offset by an increase of 30.8% in depreciation and amortization expenses.

          As a result of the foregoing, our gross profit decreased to NT$10,073 million in 2001 from NT$17,999 million in 2000. Our gross margin decreased to 46.3% in 2001 from 53.8% in 2000.

          Operating Expenses. Total operating expenses increased 12.0% to NT$6,557 million in 2001 from NT$5,857 million in 2000. Selling expenses decreased 35.0% to NT$611 million in 2001 from NT$940 million in 2000. This decrease was primarily due to decreases in compensation for sales personnel as a result of lower net sales revenue. Administrative expenses increased 19.7% to NT$2,121 million in 2001 from NT$1,772 million in 2000. This increase was primarily due to an increase in the compensation expenses relating to our stock performance-based bonus plan. Research and development expenses increased 21.7% to NT$3,825 million in 2001 from NT$3,l44 million in 2000, as we increased our development activities and continued to pursue our long-term objective of spending not less than 10% of net sales revenue on research and development.

          Operating Income. As a result of the foregoing, we had operating income of NT$3,516 million in 2001 compared to NT$12,143 million in 2000.

          Other Income. Total other income increased 43.5% to NT$1,356 million in 2001 from NT$945 million in 2000. This increase was primarily due to (i) an increase in foreign exchange gain of 54.9%

to NT$454 million in 2001 from NT$293 million in 2000, attributable to our Japanese yen based currency derivatives contracts as a result of the depreciation of the Japanese yen and (ii) an increase in other income to NT$309 million in 2001 from NT$64 million in 2000 primarily as a result of a reversal of allowance for doubtful accounts, damage reimbursement from our supplier and other miscellaneous items. These increases were partially offset by a decrease in interest income of 8.3% to NT$496 million in 2001 from NT$541 million in 2000, largely resulting from lower interest rates and our lower level of cash deposits and a net investment gain of NT$76 million.

          Other Expenses. Total other expenses increased to NT$4,795 million in 2001 from NT$2,077 million in 2000. Our inventory loss provision increased substantially to NT$2,587 million in 2001 from NT$81 million in 2000. This increase was primarily due to an increase in our inventory levels, a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. Interest expense decreased 7.3% to NT$1,173 million in 2001 from NT$1,266 million in 2000, due to declining interest rates. Net loss from equity investment decreased 34.3% to NT$395 million in 2001 from NT$601 million in 2000. We incurred substantial losses in our equity investment primarily as a result of the write off of our investments in Caesar Technology and Chantek. Other expenses increased to NT$248 million in 2001 from NT$107 million in 2000. This increase was principally a result of a provision for insurance claim relating to an earthquake in Taiwan in 1999. See “Item 4. Information on the Company — Strategic Investments”.

          Net Income (Loss). As a result of the foregoing, we had a net loss of NT$866 million in 2001 compared to net income of NT$10,613 million in 2000.

Inflation

          We do not believe that inflation in Taiwan has had a material impact on our results of operations. The average annual rate of change in Taiwan’s Wholesale Price Index was approximately (2.7)% in 2000, (l.3)% in 2001 and (0.05)% in 2002.

Taxation

          As our facilities are located in the Science Park, we enjoy preferential tax treatment in some respects under the ROC Statute for the Establishment and Administration of Science-Based Industrial Park (referred to in this section as the “Science Park regulations”). The income tax rate applicable to us through 2000 was 20%, rather than the 25% rate applicable to corporations located outside the Science Park. Beginning in 2001, the preferential income tax rate of 20% is no longer available to business operations in the Science Park. In addition, we are entitled to an initial exemption from income taxes for the amount of our income attributable to the manufacture and sale of our products produced at Fab I and Fab II, less any value-added amount attributable to third-party contractors, for a period of five years for Fab I and four years for Fab II, from the first date of sales, and we may defer the commencement of this exemption for up to four years. We chose the period from January 1, 1994 to December 31, 1998 as the five-year exemption period for Fab I. We have chosen the period from January 1, 2001 to December 31, 2004 as the four-year exemption period for Fab II. As such tax exemption benefit was rescinded under an amendment to the Science Park regulations taking effect on January 20, 2000, after the expiration of the relevant exemption periods, we would no longer qualify for any new exemptions under the amended Science Park regulations.

          Under the Statute for Upgrading Industries, we are also entitled to other tax incentives generally available to ROC companies. We may take tax credits currently at rates ranging between 5% and 20% of the amount spent on qualifying machinery and equipment, and at rates up to 30% (25% prior to February 2002) for qualifying research and development costs and employee training expenses. An additional tax credit may also be available to us, equal to 50% of the amount by which the qualifying research and development costs or employee training expenses in a given year exceed the average qualifying research and development costs or employee training expenses for the previous two years. The tax credit may be utilized within five years from the date of its occurrence. The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except for the last of the five years for which there is no limit.

          We utilized NT$1,849 million of tax credits in 2000, NT$738 million of tax credits in 2001 and NT$318 million (US$9.2 million) of tax credits in 2002.

          Net operating losses may be carried forward for a period of five years. As of December 31, 2002, unused tax credits available to reduce future taxable income totaled NT$4,066 million (U.S.$117.2 million). See note 14 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

          In 2002, we recorded an additional tax provision of NT$3,318 million (US$95.6 million), which relates primarily to deferred tax assets that, based on our estimates, will not be realized.

Equity Derivative Contracts

          We enter into derivative contracts from time to time with our common shares as the underlying reference securities. Certain of these contracts also include a reference to foreign currency exchange rates. These contracts may significantly affect our net income or loss for any given period. We recorded losses of NT$297 million in 2000, NT$171 million in 2001 and NT$677 million (US$19.5 million) in 2002 with respect to these derivative contracts under U.S. GAAP. These losses were primarily attributable to a significant decline in the trading price of our common shares as well as significant fluctuations in the exchange rate between the Japanese yen and the U.S. dollar. Future decreases in the trading price of our common shares or fluctuations in the exchange rate between the Japanese yen and the U.S. dollar may adversely affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and notes 19 and 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

U.S. GAAP Reconciliation

General

          Our consolidated financial statements are prepared in accordance with ROC GAAP, which differ in certain significant respects from U.S. GAAP. The following tables set forth comparisons of our net income (loss) and shareholders’ equity accounts in accordance with ROC GAAP and U.S. GAAP:

	Year ended December 31,

	2000	2001	2002	2002

	(NT$)	(NT$)	(NT$)	(US$)
	(in millions)
Net income (loss) in accordance with:
ROC GAAP	10,613	(866)	(11,357)	(327.3)
U.S. GAAP	8,016	(4,463)	(13,841)	(398.9)

	As of December 31,

	2000	2001	2002	2002

	(NT$)	(NT$)	(NT$)	(US$)
	(in millions)
Shareholders’ equity in accordance with:
ROC GAAP	44,573	43,144	30,214	870.7
U.S. GAAP	41,831	43,300	28,351	817.0

          Note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of specific items, including net income (loss) and shareholders’ equity.

           Our gross profit in accordance with U.S. GAAP was NT$17,615 million in 2000 and NT$6,598 million in 2001. We had a gross loss in accordance with U.S. GAAP of NT$4,018 million (US$115.8 million) in 2002. Under U.S. GAAP, our gross profit margin in 2000 was 52.6% as compared to 30.3% in 2001 and we had negative gross margin of 24.4% in 2002. Under U.S. GAAP we had operating income of NT$ 11,069 million in 2000, operating loss of NT$2,263 million in 2001 and operating loss of NT$10,186 million (US$293.5 million) in 2002.

          Differences between ROC GAAP and U.S. GAAP, which have an effect on our net income or loss as reported under ROC GAAP, relate to:

•	compensation expense pertaining to employee bonuses and distributions to directors and supervisors;

•	plant capacity expense variances;

•	income taxes;

•	additional pension gain on an actuarial basis;

•	the effect of the capitalization of intangible assets;

•	marketable securities;

•	derivative financial instruments; and

•	compensation expense pertaining to stock performance-based employee bonuses.

Employee Bonuses

          Subject to shareholder approval, we expect to pay all or some portion of employee bonuses for future periods in the form of common shares. In this case, the number of common shares distributed is obtained by dividing the total nominal NT dollar amount of the bonus by the par value of our common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to income.

          Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, correspondingly reducing our net income and income per share calculated in accordance with U.S. GAAP. However, since the form of the payment of the compensation expense is only determinable at the annual shareholders’ meeting, which is generally held after the issuance of our consolidated financial statements, the compensation expense is initially accrued in the period to which it relates based on the sum of the NT dollar amount of the aggregate bonus payable in cash in accordance with our articles of incorporation and amounts payable in stock. The difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholder approval is obtained. See note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

           Additional compensation expense in the amount of NT$1,622 million for 2000, NT$4,273 million in 2001 and nil for 2002 was reflected in our net income under U.S. GAAP with respect to employees bonuses and remuneration of directors and supervisors paid in the form of our common shares.

Gross Profit (Loss) and Operating Income (Loss)

          ROC GAAP permits government subsidies for research and development, inventory loss provision and the reversal of bad debt expense to be presented below the operating income subtotal in the statement of operations. Under U.S. GAAP, the inventory loss provision is included in the determination of gross profit or loss, while the government subsidies for research and development and the reversal of bad debt expense are included in the determination of operating income or loss.

Plant Capacity Expense Variances

          As permitted under ROC GAAP, all plant capacity expense variances may either be charged to the statement of operations or allocated between cost of goods sold and inventory using an appropriate allocation method. Our policy is to expense such variances.

          Under U.S. GAAP, such plant capacity variances may only be allocated between cost of goods sold and inventory. This may also result in additional inventory allowances.

Income Taxes

          Our undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the ROC Income Tax Law. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time our shareholders resolve that earnings be retained. Under U.S. GAAP, we measure income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

Pension Expense

          Prior to 1996, in accordance with ROC GAAP, pension expense was recognized based on contributions required under government regulations, while under U.S. GAAP, pension obligations and expense are determined on an actuarial basis. Under the “Accounting for Pensions” guidelines issued by the ROC Accounting Research Development Foundation in 1991, which are substantially similar to U.S. Statement of Financial Accounting Standards (“SFAS”) No. 87 under U.S. GAAP, each ROC listed company, including our company, was required, beginning in 1996, to accrue its unfunded or underfunded “accumulated pension obligations” as a liability in its balance sheet on an actuarial basis and to expense amounts related to these obligations in its statement of operations systematically over the estimated service lives of the employees covered by the pension plan. See note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report. For U.S. GAAP reconciliation purposes, we amortize our related pension obligation differences in accordance with U.S. SFAS No. 87 over a period of 21 years, retroactive from 1993. This adjustment increased our net income before taxes under U.S. GAAP by NT$3 million in 2000 and NT$3 million in 2001 and reduced net loss before taxes under U.S. GAAP by NT$3 million (US$0.1 million) in 2002.

Marketable Securities

          Under ROC GAAP, marketable equity securities held as short-term investments are carried at the lower of aggregate cost or market value. The unrealized losses of marketable equity securities held as short-term investments are recorded as investment loss in the statement of operations, while unrealized gains of marketable equity securities held as short-term investments are not recognized. Marketable equity securities held as long-term investments are carried at cost, or lower of aggregate cost or market value if the market price is available. The unrealized losses of marketable equity securities held as long-term investments are reported as a reduction of shareholders’ equity, while the unrealized gains are not recognized. An other than temporary decline in value is not required to be recognized under ROC GAAP due to the less prescriptive nature of the principles.

          U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that all applicable investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. We did not have any investments classified as trading securities or held-to-maturity securities during the periods presented. SFAS No. 115 further requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings but reported in a separate component of shareholders’ equity until they are sold. Under U.S. GAAP, if an other than temporary decline in value of a long-term investment exists, the unrealized loss should be charged to the statement of operations.

Derivative Financial Instruments

          Under ROC GAAP, we are required to disclose certain information in our consolidated financial statements regarding derivative financial instruments. However, there are no specific accounting requirements for derivative financial instruments, except for foreign currency forward exchange contracts for which there is no significant difference in the accounting treatment under U.S. GAAP prior to January 1, 2001. In addition, ROC GAAP has no specific regulations with respect to the accounting of derivative financial instruments indexed to and potentially settled in our own common shares.

          In June 1998, the U.S. Financial Accounting Standards Board (“FASB”) issued U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. U.S. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

          U.S. SFAS No. 133 was to be effective for fiscal years beginning after June 15, 1999, but was postponed for one year by U.S. SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — an amendment of FASB Statement No. 133”. The adoption of U.S. SFAS No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change loss of NT$621 million being recognized in earnings in our consolidated accounting statement of operations and a charge of zero in other comprehensive income for U.S. GAAP purposes.

          The Company has issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. The Company has bifurcated such conversion options in accordance with SFAS No. 133 and accounted for the bifurcated derivative instrument in accordance with SFAS No. 133 and the host instrument in accordance with the applicable standards.

          For derivative financial instruments indexed to and potentially settled in our own common shares, we are required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings. See notes 19 and 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

          After application of these principles, our net income for U.S. GAAP purposes decreased by NT$898 million in 2000, our net loss decreased by NT$228 million in 2001 and our net loss decreased by NT$449 million (US$12.9 million) in 2002.

Stock Performance-Based Employee Bonus Plan

          In April 1999, our board of directors approved a program similar to a stock appreciation rights plan under which our employees who are eligible to participate would receive cash bonuses based on increases in the market price of our common shares. Our board of directors has authorized our chairman to use his discretion to alter the terms of this plan, including the vesting period and the amount of the bonus allocated to our employees. We initially allocated 61,179,500 shares upon the establishment of the plan. Rights to receive cash bonuses under the plan are scheduled to vest with respect to 25% of the common shares allocated to the plan on August 1 of each year, starting August 1, 2000 through 2002. In April 2002, our board of directors approved an amendment of the plan, changing the vesting date for the final 25% to August 1, 2002 from March 31, 2003. Employees who discontinue their employment before the scheduled vesting dates will forfeit the rights to receive cash bonuses.

          Between the establishment of the plan and December 31, 2002, rights to receive cash bonuses with respect to a total of 6,197,600 shares have been forfeited, and rights to receive cash bonuses with respect to a net additional 17,227,048 shares were allocated under the plan as a result of stock dividends made on the shares allocated to the plan, exercise of rights under the plan and allocation of additional rights. As of December 31, 2002, 72,208,948 shares were outstanding under the plan, including vested rights to 72,208,948 shares and unvested rights to 0 shares. We may from time to time increase the size of the plan in the future to allocate additional stock appreciation rights.

          U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. As a result, the compensation expense adjustment under U.S. GAAP for this plan in 1999 was NT$245 million of additional expense. Due to the reversal of compensation expense accrued on an ROC GAAP basis, we recorded an increase in income adjustment of NT$598 million in 2000, NT$496 million in 2001 and NT$93 million (US$2.7 million) in 2002 for this plan under U.S. GAAP. Unlike U.S. GAAP, ROC GAAP has no specific accounting provisions for stock appreciation rights plans. For ROC GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation right vests. In 1999, no rights vested and, as a result, we did not recognize any compensation expense. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized compensation expense for the stock appreciation rights under ROC GAAP of NT$1,093 million in 2000, NT$345 million in 2001 and a gain of NT$21 million (US$0.6 million) in 2002.

Purchase and Sale of Our Own Shares

          Under ROC GAAP, the net gain or loss resulting from the purchase and sale of our own common shares for trading purposes is recorded as non-operating income or loss in the consolidated statement of operations. However, effective from January 1, 2002, purchases or sales of our own shares are treated as a treasury stock transaction.

          U.S. GAAP requires that if we or our affiliates acquire our own common shares for purposes other than retirement, the cost of the acquired shares may be shown separately as a deduction from the total of capital stock, additional paid-in capital and retained earnings, or may be accorded the accounting treatment appropriate for retired stock. “Gains” on sales of the repurchased stock not previously accounted for as constructively retired are credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise to retained earnings. As a result of the gain of NT$7 million in 2000, a loss of NT$17 million in 2001 and gain or loss of nil in 2002 on the purchase and sale of our common shares for ROC GAAP purposes, a corresponding amount was credited to additional paid-in capital and deducted from net income for U.S. GAAP purposes.

Investment in Equity Investees

          Under ROC GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of the investee acquired and the acquired net assets is charged to equity.

          Under U.S. GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of investee acquired and the acquired net assets is recorded as part of the investment. The difference is assigned to individual assets and liabilities acquired on the basis of the assets’ and liabilities’ fair values. Any remaining difference between the cost of the investment and net assets acquired is allocated to goodwill. Goodwill for equity method investments is not separable from the instruments.

Research and Development Expense

          Under ROC GAAP, our royalty expense is included in research and development expense. Under U.S. GAAP, our royalty expense is included in selling expense or administrative expense depending on the nature of the expense. Accordingly, on a U.S. GAAP basis, research and development expenses were NT$2,486 million in 2000, NT$3,335 million in 2001 and NT$3,444 million (US$99.3 million) in 2002.

Rights Issues and Earnings Per Share

          Under U.S. GAAP, a rights issue with exercise price less than the fair value of the shares contains a bonus element that is similar to a stock dividend and is accounted for as such accordingly. As a result, the basic and diluted earnings per share are adjusted retroactively for the bonus element for all periods presented. There are no requirements under ROC GAAP to adjust earnings per share arising from the bonus element of a rights issue.

          Under ROC GAAP, earnings per share is retroactively adjusted for shares issued for employee bonus. Under U.S. GAAP, shares issued for employee bonus will affect the current period’s earnings per share only.

New Accounting Pronouncements

          In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 represents the second and final phase of the FASB’s project on accounting for the impairment or disposal of long-lived assets and for obligations associated with exit or disposal activities. The adoption of SFAS No. 146 in January 2003 is not expected to have a material effect on our financial position or results of operations.

          During the year ended December 31, 2002, the FASB has issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”, SFAS No. 147 “Acquisition of Certain Financial Institutions” and SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure.” These statements were effective for us during the year ended December 31, 2002 and did not have any material effect on our earnings or financial position for the year then ended.

          In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN45”). FIN45 requires certain guarantees to be recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, “Accounting for Contingencies.” FIN45 also requires a guarantor to make significant new disclosure for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. The disclosure requirements of FIN45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

          As discussed in note 15 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report, we acted as guarantor for a loan to Biomorphic to a maximum amount of US$3,400. Due to the financial condition of Biomorphic, we have recognized investment loss of US$3,400 as of December 31, 2002. In addition, we have made several commitments under different contracts, such as construction and operating lease contracts. See note 15 and 16 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

          The initial recognition and initial measurement provision of FIN45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We believe that the adoption of FIN45 will not have a material impact on our financial statements.

          In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46”). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. We are currently reviewing our investment portfolio to determine whether any of our equity investments are considered variable interest entities. We do not expect to identify any variable interest entities that must be consolidated, but may be required to make additional disclosures.

          In May 2003, the U.S. FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. We are currently evaluating the effect that the adoption of SFAS No. 150 will have on our consolidated financial statements.

          In November 2002, the FASB issued Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF Issue No. 00-21”). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement entered into fiscal periods beginning after June 15, 2003. We are currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on our consolidated financial statements.

B.	Liquidity and Capital Resources

Liquidity

          We have historically financed our business with cash flow from operations, long-term and short-term debt (including debt convertible into our common shares) and the proceeds from the issuance of equity securities. Our ability to meet our working capital needs through cash flow from operations is affected by the demand for, and prices of our products, which in turn may be affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the prices of our products caused by a downturn in the semiconductor industry. The average selling prices of our products are likely to be subject to further downward pressure in the future.

          To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. However, our ability to access external sources of financing could be materially adversely affected by our recent and forecast gross, operating and net losses resulting from the severe and protracted industry downturn. We cannot give assurance that we will be able to secure financing on satisfactory terms, or at all.

          We had net cash from operating activities of NT$86 million (US$2.5 million) in 2002, after adjusting for, among other things, non-cash depreciation and amortization of NT$8,742 million (US$251.9 million) and for inventory provision of NT$2,929 million (US$84.4 million). The reason for the low level of cash flow provided by operations was the net loss of NT$11,357 million recorded for this period. Our net cash provided by operating activities amounted to NT$8,837 million in 2001, after adjusting for depreciation, and amortization of NT$8,006 million, and inventory loss provision of NT$2,587 million. Net cash generated by operating activities was affected by our net loss of NT$866 million in 2001, compared to a net income of NT$10,613 million in 2000. Net cash provided by operating activities amounted to NT$16,123 million in 2000, after adjusting for depreciation, and amortization of NT$6,048 million and for inventory loss provision of NT$81 million. Depreciation and amortization increased in 2002 and 2001 due to the additional capital expenditures arising from our expansion plan for Fab II and our construction plan for Fab III.

          Net cash used in investing activities was NT$11,596 million (US$334.2 million) in 2002. The most significant components of these investing activities were the payment of NT$8,434 million (US$243.1 million) for the purchase of property, plant and equipment relating to the construction of Fab III and increases in restricted investments of NT$1,856 million (US$53.5 million). Net cash used in investing activities was NT$14,335 million in 2001. The major components of these investing activities were the payment of NT$9,432 million for the purchase of property, plant and equipment relating to the construction of Fab III, sinking fund requirements of NT$1,460 million relating to our outstanding convertible debentures, deposits of NT$262 million relating to the Nintendo lease, and long-term investments of NT$1,492 million. Net cash used in investing activities was NT$12,683 million in 2000. The most significant component of these investing activities was the payment of NT$11,948 million for purchase of property, plant and equipment relating to the upgrade and expansion program for Fab II and the construction of Fab III.

          Net cash provided by financing activities amounted to NT$6,358 million (US$183.2 million) in 2002. This amount primarily reflects proceeds of long-term debt of NT$12,288 million (US$354.1 million), partially offset by the payment of NT$6,310 million (US$181.8 million) for payments of long-term debt and capital lease obligations. Net cash provided by financing activities amounted to NT$2,333 million in 2001. This amount primarily reflects proceeds from long-term debt of NT$7,424 million and proceeds from short-term debt of NT$5,025 million, partially offset by the payments of short-term debt of NT$5,878 million and payments of long-term debt and capital lease obligations of NT$4,049 million. Net cash provided by financing activities amounted to NT$7,966 million in 2000. This amount primarily reflects proceeds from short-term debt of NT$7,209 million and proceeds from long-term debt of NT$6,170 million, partially offset by payments of short-term debt of NT$6,833 million.

          As of December 31, 2002, our primary sources of liquidity were NT$7,394 million (US$213.1 million) of cash and cash equivalents and NT$1,185 million (US$34.2 million) of short-term investments. We held this amount in the form of cash, primarily checking and savings accounts with banks and other financial institutions in Taiwan and other jurisdictions and in the form of time deposits. Our short-term investments primarily consisted of investments in bond funds denominated in New Taiwan dollars. As of December 31, 2002, we had total availability under existing short-term lines of credit of NT$17,283 million (US$498.1 million), of which we had borrowed NT$2,159 million (US$62.2 million). The interest rate for borrowings under these facilities ranged from 2.0719% to 2.61% per year as of December 31, 2002. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent.

Capital Resources and Capital Expenditures

          As a result of net losses of NT$866 million and NT$11,357 million (US$327.3 million) that we incurred in 2001 and 2002, respectively, and unrealized losses on long-term investments of NT$540 million and NT$332 million (US$9.6 million) in 2001 and 2002, respectively, shareholders’ equity declined by 3.2% in 2001, and by 30% in 2002, to NT$30,214 million (US$870.7 million). Our loan agreements contain covenants that require us to maintain certain financial ratios, including specified debt to equity ratios. As a result of our losses in 2001 and 2002, and our projected losses in 2003, we may be unable to meet the specified debt to equity ratios, unless we are able to raise additional equity funding. We intend to offer up to 1,000,000,000 new common shares for cash in 2003, to increase shareholders’ equity, pursuant to a rights offering. We cannot assure you that we will be successful in selling all or any of such common shares. If we are unable to raise additional equity funding or renegotiate the terms of our loan agreements, we may be in default of financial covenants in the future. Such a default would seriously impair our ability to secure debt financing, and could require us to delay or cancel capital expansion plans, dispose of assets or take other steps to meet the financial ratios.

          Our long-term liabilities consist primarily of long-term debt and capital lease obligations. As of December 31, 2002, we had aggregate long-term debt, net of the current portion, of NT$18,358 million (US$529.1 million). The long-term debt was provided pursuant to eight different facilities with ROC banks and financial institutions and four fixed rate corporate bonds and debentures. The long-term bank loans carried variable interest rates which ranged between 2.53% and 6.7% per annum as of December 31, 2002, mature between 2003 and 2016 and, in general, require payments of principal and interest on either a quarterly or monthly basis throughout the remainder of their terms.

          As of December 31, 2002, the maturity schedule of our existing long-term debt is as follows:

Period	NT$ in millions

January 1, 2003-December 31, 2003	8,722
January 1, 2004-December 31, 2004	1,808
January 1, 2005-December 31, 2005	950

Period	NT$ in millions

January 1, 2006-December 31, 2006	3,859
January 1, 2007-December 31, 2007	9,971
After December 31, 2007	1,770

Total	27,080

          See note 10 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

          Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio and debt to equity ratio. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.

          Among our long-term debt at December 31, 2002 were the following convertible bonds and debentures, all of which are convertible into common shares (or ADSs) in accordance with their terms:

          The following convertible bonds were offered and sold outside of the ROC:

•	US$150 million original principal amount of zero coupon secured convertible bonds due May 5, 2003, originally issued May 1998; the outstanding amount at December 31, 2002 was US$80.0 million (NT$2,776 million);

•	US$200 million original principal amount of 1% convertible bonds due February 1, 2005, originally issued February 2000; the outstanding principal amount at December 31, 2002 was US$72.1 million (NT$2,502 million); and

•	US$169.2 million original principal amount of 0.5% convertible bonds due February 7, 2007, originally issued February 2002; the outstanding principal amount at December 31, 2002 was US$169.2 million (NT$5,872 million).

          The following convertible debentures were offered and sold in the ROC to ROC persons:

•	NT$3,200 million original principal amount of zero coupon convertible debentures due December 12, 2007, originally issued December 2002; the outstanding principal amount at December 31, 2002 was NT$3,200 million (US$92.2 million).

           Following open market repurchases, redemptions of bonds at the option of holders and the closing of a tender offer for our 1% convertible bonds in January 2003, an aggregate principal amount of US$295,000 of such bonds remained outstanding as of February 1, 2003. We repurchased the outstanding amount in full on April 10, 2003 for a total payment of US$363,297.

          On April 23, 2003, we repurchased the entire outstanding principal amount of US$80 million of our zero coupon secured convertible bonds due May 5, 2003 in accordance with the terms and conditions of such bonds for a total payment of US$103.8 million.

           Among our total long-term debt at December 31, 2002 of NT$18,358 million (US$529.0 million), a total of NT$9,834 million (US$283.4 million) was secured by our assets, principally property, plant and equipment.

          On September 25, 2001, we entered into a syndicated loan for an amount of up to NT$12.0 billion and we have drawn down NT$5.9 billion of the syndicated loan as of May 31, 2003. We issued approximately NT$3.0 billion principal amount of secured corporate bonds in Taiwan in the months of October and November 2001, to fund the construction of Fab III, as well as the purchase of machinery and equipment and other capital expenditures.

          On January 30, 2002, we prepaid a syndicated loan which had an outstanding amount of 3.17 billion Japanese yen. On February 7, 2002, we issued US$169 million aggregate principal amount of 0.5% convertible bonds due 2007. On December 12, 2002, we received the proceeds from the issue of NT$3.2 billion aggregate principal amount of convertible bonds in Taiwan.

          On February 10, 2003 and March 4, 2003, we issued US$90 million aggregate principal amount of zero coupon convertible bonds due February 10, 2008.

          As of December 31, 2002, we had aggregate lease obligations of NT$1,607 million (US$46.3 million). In the third quarter of 2001, we entered into a capital equipment lease agreement with Nintendo in the amount of up to US$75 million for the use of certain manufacturing equipment. As of December 31, 2002, we had lease obligations of approximately US$46.2 million (NT$1,603 million) payable to Nintendo over a four year period in monthly installments. Title to the leased equipment will be transferred to us at the end of the lease term.

          We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Our total capital expenditures were NT$11,803 million in 2000, NT$9,078 million in 2001 and NT$8,975 million (US$258.7 million) in 2002. The following table sets forth our principal capital expenditures incurred in 2000, 2001 and 2002:

	2000	2001	2002

	(NT$ million)	(NT$ million)	(NT$ million)

Fab I	1,553	609	370
Fab II	9,913	2,915	1,184
Fab III	320	3,726	4,720
Others	17	1,828	2,701

Total	11,803	9,078	8,975

          These amounts include the expansion and upgrade of Fab II and the construction of Fab III during 2000, 2001 and 2002 and the development of trainee and/or employee facilities and other areas.

           We have budgeted capital expenditures of approximately NT$2,217 million for 2003, primarily to purchase machinery and equipment for Fab III. In addition, we may make additional investments in subsidiaries in 2003 of up to NT$1,217 million. We intend to fund these capital expenditures with the proceeds of debt and equity financing that we may undertake from time to time. We may adjust the amount of our capital expenditure upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. We cannot assure you that we will be able to raise additional capital should it become necessary, on satisfactory terms or at all.

          We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term and long-term loan facilities will be sufficient to meet our capital expenditures, working capital, payment obligations under our existing debt and lease arrangements, and other requirements.

Commitments and Contingencies

          At December 31, 2002, we had the following commitments and contingencies that do not appear in the consolidated financial statements:

Letters of Credit

          The amount of outstanding letters of credit for future deliveries of inventories and equipment was NT$1,114 million (US$32.1 million).

Construction and Equipment Purchase Contracts

          The amount of outstanding contracts for construction of facilities and purchase of machinery and equipment totaled NT$14,908 million (US$429.6 million), of which we have previously made payment in the amount of NT$11,766 million (US$339.0 million).

Operating Leases

          Total minimum operating lease payments, relating to the lease of the land on which our buildings are located, were NT$735,945 (US$21,208), including NT$192,192 (US$5,539) for the years 2003 through 2005.

          Payments under these leases for the years ended December 31, 2000, 2001 and 2002 were NT$66 million, NT$71 million and NT$73 million (US$2.1 million).

Payments to Tower Semiconductor Ltd.; Other

          Pursuant to the proposed amendment to the share purchase agreement, we will be obliged to make payments to Tower of not less than US$3.0 million, and up to a maximum of US$7.4 million, in respect of the fifth and final milestone payment. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

          See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for a description of the outstanding and pending legal proceedings to which we are a party.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with ROC GAAP. We also provide a reconciliation from our ROC GAAP financial statements to U.S. GAAP in note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002. The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We record estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          We believe that the following critical accounting policies are the more significant policies used in the preparation of our consolidated financial statements.

Revenue Recognition

          We recognize revenue in accordance with ROC GAAP and SEC Staff Accounting Bulletin No. 101. “Revenue Recognition in Financial Statements”, as amended (“SAB No. 101”), and other related guidance. SAB No. 101 requires that four basic criteria must be met before revenue may be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. We record revenue when all four of these criteria have been met.

          Our customers have the right to return defective products. The costs of replacement items are recorded as costs of sales. We generally experience an insignificant amount of returns for our products, primarily because we co-develop our products with our customers and we have an extensive quality control program, which includes the testing of products prior to shipment.

Inventories

          A principal risk in our industry is the rapid rate of obsolescence of products due to changes in technology or other economic factors. We had total provisions for inventory loss under ROC GAAP of NT$2,587 million in 2001 and NT$2,929 million (US$84.4 million) in 2002 due to obsolete or slow moving items. Our financial and production management evaluates historical experience, current trends and projected sales volumes to identify products or classes of products that are at risk for obsolescence or are slow moving. Our projected sales volumes are based on projected demand information provided by our customers and our estimates of general market conditions.

          We recorded a production variance under U.S. GAAP of NT$1,512 million (US$43.6 million) to our cost of goods sold in 2002. The capacity variance was calculated based on a standard production capacity of 100%. Our standard costing system is updated every six months for all components of our fixed production costs. The primary fixed cost in our production process is depreciation.

          Our provision for inventory loss under ROC GAAP in 2002 is approximately NT$1,512 million higher when compared with the corresponding provision under ROC GAAP, because the production variance was allocated between cost of goods sold and inventory on a U.S. GAAP basis.

Stock Appreciation Right Program

          Our stock appreciation right (“SAR”) program, which is based on the market value of our shares, is a key component of the compensation package for many of our employees. The costs related to the

SAR program are recorded as costs of goods sold or as administrative expenses, depending upon the employees’ responsibilities.

          We record expenses related to the SAR program under ROC GAAP in the period in which the rights vest. As of December 31, 2002, approximately 72.2 million SAR rights were vested. The exercise price was NT$17.98 and NT$33.86 for 15.6 million and 56.6 million of the shares, respectively. We have the right to and we have periodically revised the exercise prices under the SAR program at our discretion, although we currently have no intention to further revise the exercise prices. As discussed further below, a portion of the SAR obligation recorded for vested rights is based on the excess, if any, of the average fair market value of our underlying shares compared with the exercise price for a 30 day period prior to the end of the reporting period.

          We have entered into a derivative contract to hedge our risk related to the SAR program. We receive or pay the benefit or obligation represented by the fair market value of our share price in NT dollars divided by the then prevailing exchange rates between the NT dollar and the U.S. dollar compared with the strike price in the contract. The current expiration date of the contract is May 5, 2004. We can settle portions of the contract at our discretion up to the expiration date. Under ROC GAAP, we allocate a portion of the gains or losses from the derivative contract to SAR expense by correlating the number of rights in the SAR plan that have vested with the same number of shares referenced in the derivative contract. We record gains or losses on the portion of the derivative contract related to the SAR based on the difference between the strike price in the derivative contract and the employees’ exercise price. We record as investment gains or losses changes in the value of the derivative contract that do not correlate with vested rights. Therefore, to the extent the employees’ exercise price on vested rights exceeds the fair market value of our shares, a portion of the derivative obligation is not recorded. To the extent that employees vest in rights for which the exercise price exceeds the fair market value of our shares, the obligation recorded related to the derivative contract may be reduced, having a positive impact on our earnings. As of December 31, 2002, the unrecorded obligation related to the derivative contract was NT$503 million (US$14.5 million). In April 2003, we recorded the additional obligation on a ROC GAAP basis in the amount of NT$719 million based on market price of the underlying shares of NT$5 per share at that time. Furthermore, since the strike price of the derivative contract is in U.S. dollars, changes in the value of the contract may not correlate with changes in our obligation under the SAR program.

          Under U.S. GAAP, the derivative contract is marked to market through earnings at each reporting date as non-operating gains or losses. The obligation is recorded based on the excess, if any, of the fair market value of the underlying shares over the exercise price using a graded vesting approach to record the expense.

Employee Stock Options

          We have issued employee stock options during the year. In accordance with U.S. SFAS No. 123, “Accounting for Stock-Based Compensation”, we are required to disclose pro forma information regarding net income and earnings per share. The pro forma net income is determined as if the fair value of our employee stock options was included as compensation expense for the year. In estimating the fair value of the stock options, the Black-Scholes option valuation model is used. The use of the model requires the input of subjective assumptions. In assessing the required inputs, we use historical records wherever available such as past dividend yields and historical volatility. Since this is our first issue of employee stock options, we do not have actual experience regarding when employees could be expected to exercise their bonds. As such, we use mid-points for the estimation of expected life of options.

Net Deferred Tax Assets

          Under ROC GAAP, our income tax expense is recorded based on calculations using the statutory tax rate of each entity’s jurisdiction of incorporation. As of December 31, 2002, our deferred tax assets exceeded our deferred tax liabilities by NT$6,762 million (US$194.9 million), and we recorded a valuation allowance of NT$4,816 million (US$138.8 million) against our tax assets resulting in a net deferred tax asset of NT$1,946 million (US$56.1 million). Our deferred tax assets relate principally to income tax credits that expire between 2003 and 2005. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal 5-year forecasts. Based on these projections, we estimate that a portion of these tax credits will be fully utilized prior to their expiration. We expect to achieve future earnings through the expansion of our business, which includes Fab III. We cannot assure you that we will be able to generate sufficient additional income to fully utilize our deferred tax assets. In particular, an additional valuation allowance may be required to the extent we are not able to fully utilize our deferred tax assets.

          Undistributed earnings generated after 1997 are subject to 10% tax in compliance with the ROC Income Tax Law. Under U.S. GAAP, we measure our income tax expense, including the tax effect of temporary differences, using a tax rate that includes the tax on undistributed earnings. Our income tax expense is significantly different on a U.S. GAAP basis due to this difference. In addition, we recorded an increase of the valuation allowance under U.S. GAAP, compared with ROC GAAP, of NT$2,107 million (U.S.$60.7 million) as of December 31, 2002.

Cost Method Investments

          Under ROC GAAP, the unrealized losses on marketable equity securities held for short-term investment are recorded as investment loss in the statement of operations and the unrealized gains are not recognized. Unrealized losses on marketable equity securities held for long-term investment are reported as a reduction of shareholders’ equity and the unrealized gains are not recorded. Non-marketable equity securities are recorded at cost. In determining if and when a cost method investee’s decline in value below cost is not recoverable, we evaluate the market conditions, offering prices, trends of earnings, price multiples and other key measures for our investments accounted for at cost. When such a decline in value is deemed to be a permanent diminution, we recognize an impairment loss in the current period operating results to the extent of the decline. As of December 31, 2002, we recorded an unrealized loss of NT$979 million (US$28.2 million), which was primarily attributable to our investment in Tower Semiconductor.

          U.S. GAAP requires that certain investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. We did not have any investments classified as trading securities or held-to-maturity securities during the periods presented. U.S. GAAP further requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings but reported in a separate component of shareholders’ equity until they are sold. If an other than temporary decline in value of a long-term investment exists, the unrealized loss should be charged to the statement of operations. In determining if and when a decline in value below cost is an other than temporary decline in value, we evaluate the market conditions, offering prices, trends of earnings, price multiples and other key measures for our investments accounted for at cost. When such a decline in value is deemed to be an other than temporary decline in value, we recognize an impairment loss in the current period operating results to the extent of the decline. As of December 31, 2001 and December 31, 2002, we believe the decline in the market value of our investment in Tower Semiconductor met U.S. GAAP’s more prescriptive threshold of an other than temporary decline in value and as a result we recorded the unrealized loss to income.

Fixed Assets

          We evaluate our property, plant, and equipment for impairment whenever indicators of impairment exist. Our current estimates as of December 31, 2002 support the recoverability for approximately NT$74,353 million (US$2,142.7 million) of long-lived assets. Our recoverability estimates are based on current volume and pricing levels.

Derivatives

          Other than the derivative contract relating to the SAR program, we have another significant derivative contract outstanding. On May 5, 1998, we issued US$150 million aggregate principal amount of zero coupon convertible debentures, which were privately placed with a financial institution. We subsequently entered into a call option contract with the financial institution with the underlying reference securities being the convertible debentures. The terms of the contract provided that the notional amount of US$150 million is divided into fifteen options of US$10 million each, and that we are entitled to exercise the options separately during the life of the contract, but at a minimum of two times and a maximum of fifteen times. We simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese yen into New Taiwan dollars and New Taiwan dollars into United States dollars. Subsequently, the option contract and the currency swaps were combined into a single contract. We exercised two options on January 22, 2000 and five options on June 26, 2000, respectively. In May 2003, we settled the contract by paying US$13 million (NT$456 million).

          Under ROC GAAP, we do not account for the option portion of this compound derivative until the options are exercised. In addition, we record a premium or discount upon entering into currency swaps, which are subsequently amortized, and we record subsequent changes in spot rates underlying the contract during reporting periods. Gains and losses are recorded as foreign exchange gains and losses. As of December 31, 2002, the outstanding portion of this compound derivative contract had a negative fair value of US$14.534 million (NT$504 million), and the carrying amount had a negative fair value of US$10.3 million (NT$359 million).

           Under U.S. GAAP, all of our derivative contracts, including embedded derivative contracts, are marked to market through earnings at each reporting date as non-operating gains or losses. Accordingly, as of December 31, 2002, the carrying value of all derivative contracts was at fair value. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information on how we estimate the fair value of our derivatives contracts.

          We also enter into other derivative contracts in the ordinary course of business. We believe such other derivative contracts do not have a significant impact on our financial condition and results of operations. We do not believe that we are exposed to more than a nominal amount of credit risk as the counterparties to our derivative contracts parties are established, well-capitalized financial institutions.

Allowance for Doubtful Accounts

          We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial downgrading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, ranging from 3% for current amounts to 100% for amounts more than 365 days past due based on our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could be reduced.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

          We believe that research and development is critical to our future success, and we are committed to maintaining our level of research and development expenditures. We incurred expenses of NT$3,144 million in 2000, NT$3,825 million in 2001 and NT$3,806 million (US$109.7 million) in 2002 on research and development, or 9.4%, 17.6% and 23.1% of net sales revenue in those periods, respectively. On an ROC GAAP basis, royalty payments are included in research and development expense. We have a long-term objective of spending no less than 10% of net sales revenue on research and development.

          As of December 31, 2002, we had 652 employees engaged in research and new product development activities. We review our new product development plans at quarterly strategic meetings, utilizing the knowledge gained from close relationships with our key customers to determine future product requirements of the semiconductor industry. We also engage research firms that follow the semiconductor industry and publish data on the size of the markets and their historical and projected growth rates. These firms also generally publish a competition and market share profile for each market. By combining these sources of product development information, we endeavor to position our next generation of products competitively.

          Through our research and development efforts, we have developed core design technologies in the following five areas: memory, system logic, communications, audio and video. In addition to our know-how in each of these core design technologies, we believe that one of our strengths is our ability to integrate these various core technologies, enabling us to develop and manufacture integrated circuit products for use in products with multimedia applications. Examples of products with these multimedia applications include video conferencing and voice input/synthesis equipment.

New Product Development

          Examples of new products under development or recently developed are as follows:

Mask ROM

•	new 64/128/256Mb product designs for Game Boy Advance;

•	introduce cost-effective two-bit per cell manufacturing technology;

•	introduce one time programmable product; and

•	a new low pin-count design for 64Mb products.

Flash

•	a 256Mb data storage/code storage flash product;

•	a 1.8 volt low voltage, synchronous, read-while-write product for portable devices and mobile internet appliance applications;

•	a monochip design which combines flash and multiple time programmable devices that optimizes data storage and code storage by using two-bit per cell technology;

•	extend the capacity of SPI products by using two-bit per cell technology;

•	a 0.12 micron cost-effective two-bit per cell manufacturing technology; and

•	a 0.11 micron high endurance PAC-AND cost-effective manufacturing technology.

EPROM

•	a 0.25 micron, two-bit per cell, page mode high-speed model, 64/128Mb multiple time programmable product.

Memory Card

•	2Mb to 64Mb ROM multimedia card;

•	16/32/64Mb one-time-programmable multimedia card;

•	64/128/256Mb SD ROM card;

•	64/128/256Mb memory stick ROM card; and

•	flash multimedia card and flash secure digital card.

Multimedia Products

•	a BluetoothTM chipset for communication devices;

•	an intelligent multiple-port gigabit ethernet switch controller;

•	a sound generator for cellular phone ring tones;

•	a highly integrated controller for flat panel display and plasma display panel applications;

•	a highly integrated controller for digital televisions;

•	an audio control chip featuring long-time recording;

•	a low-power consumption digital still camera control chip;

•	an ultra-high resolution 16-million pixel control chip for digital still camera applications;

•	custom-made control chips for educational devices and language learning machines;

•	a custom-made broadband bridge chip, wireless game controller, frequency generator, and high definition television display controller for video game platforms; and

•	an integrated chipset combined with a 32-bit ARM7TM microprocessor and embedded flash and mixed signal for optical disk drive, internet appliance and laser printer applications.

SOC

•	a new architecture for the provision of data storage for SOC devices;

•	provide intellectual property libraries and design services on single voltage embedded flash compilers, embedded mix signal devices, logic devices and SRAM/ROM memory devices for SOC development of audio compact disc, general positioning system, internet appliance, LCD monitor and educational and learning systems applications;

•	introduce 0.18/0.15 micron manufacturing technology for low power consumption embedded flash product;

•	introduce new process technology for MEMS applications;

•	develop embedded EEPROM intellectual property for smart card applications;

•	introduce low-end derivative processes for consumer products; and

•	new technology on FPGA logic process.

Intellectual Property

          A number of elements of our products and technological processes are proprietary in nature, and are owned by us or utilized under license from others. We also have entered into patent license or cross-license agreements with other companies such as IBM, AT&T Corporation (“AT&T”), Agere Systems Inc. (“Agere”) and Lemelson Medical, Education & Research Foundation Limited Partnership. We own patents for a number of our mask ROM, flash, EPROM and logic products on processes in various countries, including the United States and Taiwan. As of December 31, 2002, we had a total of 229 U.S., 286 ROC, 8 Japanese and 9 European patents for products and technology developed through our own efforts or joint research and development efforts with other companies. Most of our patents expire between 2008 and 2019.

          As of December 31, 2002, we had over 2,020 patent applications pending in various jurisdictions, including the United States, Taiwan, Japan and Europe. We intend to continue to seek patent protection on significant new inventions.

          We license the manufacturing technology underlying a variety of our memory products, including mask ROM devices. We earned in royalties approximately NT$85 million in 2000, NT$77 million in 2001 and NT$34 million (US$1.0 million) in 2002.

          We have registered 17 types of trademarks including “MXIC”, “Macronix”, “MX” and “MTP EPROM”. We have a total of 85 trademark registrations granted and 23 applications pending in various jurisdictions including Australia, China, European Union, India, Japan, Korea, Singapore, Taiwan and the United States. The trademarks are used in our core business including integrated circuits, computer chips, electronic circuits and services of designing, manufacturing and testing of integrated circuit related products. As is the case with many companies in the semiconductor industry, we have from time to time experienced incidents of patent infringement of our intellectual property rights and illegal copies of our products, including some incorporating our trademarks. None of these, however, has had any material adverse effect upon our results of operations.

          To decrease the risk of infringing patented technologies of others, we have procedures to evaluate related patents as part of our product development process. In addition, we have retained various patent counsel to review and document our own patent monitoring and enforcement process. Where appropriate, we will enter into license or cross license arrangements with existing patent holders. These payments amounted to NT$217 million in 2000, NT$l76 million in 2001 and NT$785 million (US$22.6 million) in 2002. In spite of our efforts to decrease the risk of infringement, we are the subject of several patent infringement claims. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

D.	Trend Information

Industry Trend

General

          Semiconductors are critical components used in a wide and growing array of applications. In recent years, semiconductor performance has improved markedly and the size and cost of semiconductors have decreased. As a result, semiconductors have expanded from their original primary applications, first in mainframe and then in personal computers, to other applications including consumer electronics, telecommunications systems, automation and control systems and security applications. According to a report published by Gartner Dataquest on November 15, 2002, semiconductors used in communications electronics, consumer electronics and data processing electronics sectors are expected to grow at an average of 8.9%, 13.1% and 10.6% per year from 2001 to 2006, respectively.

          Historically, personal computers have been the principal application for semiconductors. However, as the penetration rate of personal computers in many developed countries exceeds 70%, and as there is a general lack of new computing intensive applications to require the purchase of newer and more powerful personal computers, future growth of the personal computer market is expected to be driven more by replacement cycles than by expanded new markets. Prior to 2001, the segment that had enjoyed the most rapid growth in semiconductor demand was the communications market, resulting from growth in demand for cellular and wireless phone products and significant broadband internet infrastructure investments worldwide. Continued growth in wireless subscribers and the initial deployment of next-generation mobile networks resulted in rapid demand growth for semiconductors in 2000. In addition, potential new products, including handheld computing devices, wireless communications devices and digital audio devices, are expected to contribute to the growth in the communications market. These new applications require semiconductors of increasing power and decreasing size. This is expected to drive innovation and product volume growth. For example, next generation mobile phone handsets, such as third generation mobile phones and smartphones, will have features which support more data processing applications, multimedia applications and internet applications, and these applications will drive the consumption of high performance logic and memory products, such as high-density mask ROM and flash products.

          Demand for STBs is expected to be another driver for growth in the market for communications- related semiconductor products, as existing cable infrastructure is expected to become a platform, for residential and commercial broadband internet access in the United States and other countries.

          The evolution and integration of computing and communications devices, particularly in the consumer market, is another significant new development. The longer term proliferation of new digital consumer electronics appliances such as DVD players, flat panel digital televisions, digital cameras, MP3 digital audio players, internet connecting video game consoles, electronic dictionaries and electronic books are expected to spur substantial new demand for semiconductors.

          After a downturn exacerbated by the economic crisis in the Asia Pacific region, the semiconductor industry experienced a recovery in 1999. Demand was strong across the industry, supported by a recovery in demand from Asia. By the end of 2000, the overall semiconductor market experienced another down cycle, caused by weak global macroeconomic conditions and slower growth in the computing and communications markets. Since the beginning of 2001, we have experienced excess capacity, overproduction, significant inventory buildup and decreases in average selling prices in the semiconductor industry. Gartner Dataquest has forecast in a report published on November 15, 2002 that semiconductor revenue worldwide will remain essentially unchanged between 2001 and 2002 with an estimated growth rate of 0.5%. In addition, Gartner Dataquest has forecast marginal positive growth in 2003 and a strong recovery is expected in 2004 with an approximately 26.2% annual market revenue growth for the semiconductor industry.

Semiconductor Products

          Semiconductors may be classified based on the type of technology used: analog, digital or mixed. Analog semiconductors collect, monitor, condition and transform analog signals into electrical current, and vice versa. Digital semiconductors store information from digital signals or process data. Mixed signal semiconductors combine analog and digital devices to process both analog signals and digital data.

          Digital semiconductors that store information are referred to as memory products and tend to be standardized products that are differentiated by cost, performance, capacity, size, power consumption and speed. Digital semiconductors that process data are referred to as logic devices and require greater intellectual property and more sophisticated design.

          Memory Products. Memory products are classified as either volatile memories, which lose their data content when power supplies are switched off, or nonvolatile memories, which retain their data content without the need for constant power supply. Volatile memories can be used to store data in virtually all computer systems, from large and mid-range computers to personal computers and workstations. The primary volatile memory devices are dynamic random access memory (“DRAM”) devices. Static random access memory (“SRAM”) devices are another type of volatile memory devices that are faster, more complex and expensive, but less efficient, than DRAM devices.

          Nonvolatile memories are typically used to store program instructions that control the operation of microprocessors and electronic systems. There are four basic types of nonvolatile memories: ROM, EPROM, EEPROM and flash.

          ROM: The earliest and most basic type of nonvolatile memory is the read-only memory (“ROM”) which is permanently encoded when produced and cannot be reprogrammed after it is fabricated. Mask ROM is the least expensive measured by cost per Mb and the most cost-effective nonvolatile memory currently produced. Mask ROM is widely applied in the video game and printer applications given its non- erasable nature and cheap unit cost. Long-term proliferation of new consumer electronic products, such as electronic books, electronic dictionary and multimedia cards for third generation phone applications will increase the consumption of mask ROM.

          EPROM and EEPROM: EPROM can be reprogrammed by removing the device from the system, erasing the data through exposure to ultraviolet light and reprogramming and reinstalling the device in the system. Despite this costly and time-consuming erasure procedure, EPROM has achieved market acceptance in a wide variety of applications.

          System manufacturers generally prefer nonvolatile memory devices that can be reprogrammed efficiently in the system to achieve several important advantages in terms of cost, speed, customization and data storage functions, such as storage of phone numbers for speed dialing in a cellular phone. These market opportunities were initially addressed by electronically erasable programmable ROM (“EEPROM”) devices, which could be electronically altered while remaining in the system. However, EEPROM has remained considerably more expensive than EPROM for a given amount of storage capacity or “density”. As a result, their market acceptance has been limited, and the overall EEPROM market still remains substantially smaller than the EPROM market.

          Flash: Flash products bridge a distinct product gap between EPROMs and EEPROMs. Like EEPROM, flash can be erased and reprogrammed without being removed from the system in which the chip is installed. However, the cost of flash products is substantially less than that of EEPROMs. In addition, flash products are smaller in size and have lower power consumption rates than RAMs. With flash integrated circuits, the user is able to erase selected blocks of data on a chip “in a flash”, instead of byte by byte, while the device remains in the system. The flash market has grown as customers increasingly substitute flash for EPROM and the more expensive EEPROM. As flash continues to increase in performance and decrease in cost, the applications for flash are expected to expand rapidly. Flash products are competitive with DRAMs in speed, while providing the benefits of nonvolatile memory not offered by DRAMs. Flash demand has increased significantly in recent years, driven by growing usage in cellular phones, VCD/DVD players, STBs, digital still camera and networking devices. The market is expanding in both the number of key applications and memory usage per system.

          Logic Products. Logic devices process digital data to control the operation of electronic systems. The largest segment of the logic market, standard logic devices, includes microprocessors, microcontrollers and digital signal processors (“DSPs”). Microprocessors are the central processing units of computer systems. Standard devices are intended to be used by a large group of systems designers for a broad range of applications. Consequently, standard devices usually contain more functions than are actually required and, therefore, may not be cost-effective for some applications.

          In addition to standard logic devices, there are also ASICs which are custom-designed semiconductors. These devices include a broad range of full-custom, semi-custom and application-specific standard product logic devices, which have been developed for a wide variety of applications. These devices are typically designed to meet particular customer requirements. Compared to memory markets, logic device markets are much more differentiated and dependent upon intellectual property and advanced product design skills.

          The global market for logic products differs significantly from the various memory product markets, due largely to the special nature of these products, as they are often designed for specific applications. The production of these products tends to foster closer relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. As a result, the pricing for these products reflects specific types of system solutions required by the customer and the nature of the customer relationship.

          System-on-a-chip. SOC refers to a process of combining the functions of several integrated circuits on a single chip. SOC products are generally faster, smaller and use less power than a device employing independent integrated circuits. An SOC generally includes all of a system’s components, including a microprocessor, linear components, control components, power management and a variety of embedded memory. They differ from ASIC devices in that ASICs generally adapt a particular chip function to a specific product without integrating other chip functions onto the silicon.

          The shift in the growth of semiconductor use from personal computers to communications and consumer electronics, such as cellular phones and personal digital assistants, which require low power consumption and smaller size, has given rise to increasing demands for SOC solutions. Furthermore, convergence of cellular phones and personal digital assistants will further increase the complexity and functionality of semiconductors and this trend will continue to drive the demands for SOC solutions.

          Producers of SOC designs and wafers require access to both manufacturing capacity and product designs. In particular, they need to combine an ability to design an SOC product, which requires substantial design experience, with the ability to manufacture the product at a competitive price. SOC manufacturers generally possess existing product portfolios that they use to design their own ASICs or collaborate with other producers.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

          The following table sets forth the name of each director, supervisor and executive officer, position with us, the date of initial appointment and age as of May 31, 2003. We do not have any executive officers other than the directors, supervisors and executive officers listed below.

Name	Position with Our Company	Date of Initial Appointment	Age

Ding-Hua Hu	Executive Director and Chairman	November 25, 1989	61
Miin Wu	Executive Director and President	November 25, 1989 and September 1, 1989	54
H. C. Chen(1)	Executive Director	July 18, 1992	64
An Cheng(2)	Director	April 19, 2001	39
Ing-Jiunn Hai(2)	Director	April 19, 2001	54
Hong-Hui Chen(3)	Director	November 27, 1995	69
Dang-Hsing Yiu	Director and Chief Operating Officer	June 5, 1995 and June 29, 1998	50
C.Y. Lu(4)	Director and Chief Technology Officer	April 18, 2003 and October 1, 1999	53
Y. S. Tan	Director and Vice President	June 29, 1998 and February 19, 1990	49
Raymond S. Mak	Director and Vice President	June 29, 1998 and September 1, 1995	52
Wen-Lung Lee(3)	Supervisor	June 5, 1995	53
Roger Chu(2)	Supervisor	July 18, 1992	55
Ping Tien Wu	Supervisor	November 27, 1993	61
Cheng Yi Fang	Supervisor	April 19, 2001	61
Paul Yeh	Associate Vice President in charge	July 1, 2001	46
	of Finance Center

(1)	Nominees of Hung Chih Investment Corporation.

(2)	Nominee of Delta Electronics Ltd.

(3)	Nominee of PICVUE Electronics Inc.

(4)	Nominee of Hui Yin Investment, Ltd. As of April 25, 2002, Mr. J.P. Peng resigned from office and Mr. Fuja Shone replaced Mr. Peng as the nominee of Hui Yin Investment, Ltd. As of April 18, 2003, Mr. Shone resigned from office and Mr. C.Y. Lu replaced Mr. Shone as the nominee of Hui Yun Investment, Ltd.

          Ding-Hua Hu is an executive director and has been our chairman and a director since our inception in 1989. He is also the chairman of Champion Consulting Group, Inc., a shareholder of our company. Dr. Hu has additionally served as the chairman of Zyxel Communications Corporation as well as a director of Accton and Maxspeed Corporation. He received a B.S. degree in electrical engineering from National Taiwan University, an M.S. degree in electronic engineering from the National Chiao Tung University in Taiwan, an M.S. degree in Management from Stanford University and a Ph.D. in electrical engineering from the University of Missouri.

          Miin Wu is an executive director and our president. Mr. Wu has been one of our executive officers since our inception in 1989. He has over 20 years of experience in the semiconductor industry. Mr. Wu received both a B.S. degree and an M.S. degree in electrical engineering from National

Cheng-Kung University in Taiwan as well as a M.S. degree in material science and engineering from Stanford University.

          H.C. Chen has been a director since 1992. He has also been the president of Chin Ho Fa Steel & Iron Consent Order, Ltd. for over six years. He received a B.S. degree in economics from Soochow University.

          An Cheng has been a director since 2001. Mr. Cheng is vice president of the video display business unit for Delta Electronics Ltd. Mr. Cheng holds a B.S. degree and an M.S. degree in electrical engineering from the University of Santa Clara.

          Ing-Jiunn Hai has been a director since 2001. Mr. Hai is the head of global strategic planning of Delta Electronics Group, one of our shareholders. Before joining Delta Electronics Group, Mr. Hai was the country president of GE Capital in Taiwan for several years. He also served in key positions of several international financial institutions such as Citibank, JP Morgan and Lehman Brothers. Mr. Hai holds a B.A. degree from National Taiwan University and an M.A. degree in international business management from the University of Texas in Dallas.

          Hong-Hui Chen has been a director since 1995. He has also been the chairman of PICVUE Electronics, Ltd. since 1994. PICVUE Electronics Ltd. is a shareholder of our company. He received a B.S. degree in agricultural economics from National Taiwan University.

          Dang-Hsing Yiu has been a director since 1995 and our chief operating officer since 1998. Mr. Yiu has been an executive officer of our company since 1990. He has also worked in the semiconductor and technology related industries since 1979. Mr. Yiu received a B.S. degree in electrical engineering from National Taiwan University and an M.S. degree in electronic engineering from the University of California, Berkeley. He represents us on the board of directors of Chantek.

          C.Y. Lu has been a director since 2003. He has been the chief technology officer since 1999. Mr. Lu also is the Chairman and Chief Executive Officer of Ardentec Corporation. He has over 20 years experience in the semiconductor and technology related industries. Mr. Lu received a Ph.D in physics from Columbia University.

          Y. S. Tan has been a director since 1998 and a vice president since 1990. He received a B.S. degree in electrophysics from National Chiao Tung University in Taiwan.

          Raymond S. Mak has been a director since 1998 and a vice president since 1995. He has also served as chairman of Macronix America, our United States subsidiary, since 1995. Before that, he was an executive officer of Macronix America from 1987 to 1995. Mr. Mak was the engineering manager of VLSI Technology Inc. in the United States from 1982 to 1987. He received a B.S. degree in electrical engineering from San Francisco State University.

          Wen-Lung Lee has been a supervisor since 1995, and has also been the president of Yung-Kwang Hwa Steel, Inc. since 1985. He also serves as a director of Hsin Steel, Chun Yuan Steel, Innova Technology, Inc., Technology Associates Corp. and Tech Alliance Corp. Mr. Lee graduated from Shing-Wu Junior College in Taiwan.

          Roger Chu has been a supervisor since 1992. He is also the financial controller of Delta Electronics, Ltd. and has been with that company since 1986. He received a B.S. degree in economics from the Chinese Cultural University in Taiwan.

          Ping Tien Wu has been a supervisor since 1993. Mr. Wu is also president of Trace Storage Technology Corporation, and before that, was president of Asia Chemical Corporation. He received a Ph.D. in physics from the University of Iowa.

          Cheng Yi Fang has been a supervisor since 2001. Mr. Fang is a director of Mercuries & Associates Ltd. and president of Avnet Mercuries Company. He received a B.A. degree from the business administration department of National Taiwan University.

          Paul Yeh has been the associate vice president in charge of our finance center since July 2001. Prior to that, he was the senior director of our finance center from 1995 to June 2001. He received an M.B.A. degree from National Chengchi University in Taiwan and a B.S. degree in management science from National Chiao Tung University in Taiwan.

          The business address for all of our directors and senior management is our principal executive offices at No. 16 Li Hsin Road, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China, except that the business address for Raymond Mak is Macronix America, Inc., 1338 Ridder Park Drive, San Jose, California 95131.

B.	Compensation

           The following table sets forth cash remuneration paid to our individual directors, executive officers and supervisors in 2002:

		Total
Name	Position with our Company	compensation(1)

Ding-Hua Hu	Executive Director and Chairman	4,785,000
Miin Wu	Executive Director and President	4,380,000
H.C. Chen	Executive Director	113,000
Kao-Hsiung Wang(2)	Director	25,000
Maria D.H. Lu(3)	Director	66,000
An Cheng	Director	100,000
Ing-Jiunn Hai	Director	100,000
Hong-Hui Chen	Director	100,000
Dang-Hsing Yiu	Director and Chief Operating Officer	3,800,000
J. P. Peng(4)	Director and Vice President	1,155,000
Fuja Shone(5)	Director and Vice President	2,063,000
Y. S. Tan	Director and Vice President	3,413,000
Raymond S. Mak	Director and Vice President	638,000
Wen-Lung Lee	Supervisor	100,000
Roger Chu	Supervisor	100,000
Ping Tien Wu	Supervisor	100,000
Cheng Yi Fang	Supervisor	100,000
Paul Yeh	Associate Vice President in charge of Finance Center	2,237,000

Total		23,375,000

(1)	Includes amounts to cover expenses associated with attending board meetings or duties as a supervisor.

(2)	Resigned from office effective April 2, 2002.

(3)	Resigned from office effective November 26, 2002.

(4)	Resigned from office effective April 25, 2002.

(5)	Resigned from office effective April 18, 2003.

C.	Board Practices

           Our shareholders elect the members of our board of directors. Our board of directors is currently composed of 10 directors, three of whom are members of our executive director committee. The chairman of our board of directors is elected from among our executive directors. The chairman of our board of directors presides at meetings of our shareholders, meetings of our board of directors and meetings of the executive director committee, and also represents us in connection with external matters. Between meetings of our board of directors, the executive director committee regularly exercises power and authority on behalf of our board of directors in accordance with applicable law, our articles of incorporation and resolutions adopted at shareholders’ meetings and meetings of the board of directors. although we currently do not have an audit committee or a remuneration committee, we are in the process of evaluating our current governance structures.

          All of our directors were elected April 19, 2001 for a three-year term. Our board of directors appoints our executive officers. In accordance with the ROC Company Law, our supervisors cannot concurrently serve as our directors, executive officers or other staff members. We currently have four supervisors, each of whom were elected in 2001 and serves a three-year term. Our supervisors’ duties and powers include, but are not limited to, investigation of our condition, inspection of corporate records, verification of statements by our board of directors at shareholders’ meetings, calling of shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to our board of directors to cease acting in contravention of applicable law or regulation or our articles of incorporation or resolution adopted at our shareholders’ meeting.

D.	Employees

          As of December 31, 2002, we employed 3,792 full time employees, of whom 503 were executive officers and administrators, 1,830 were engineers and technicians and 1,459 were operators of machinery and equipment. Of all our operators, we employed 180 persons from overseas. Approximately 24.8% of our employees as of that date had undergraduate degrees, including approximately 1.3% who possessed doctoral degrees and approximately 23.5% who held master’s degrees. As of December 31, 2002, the average age of our employees was 31.0 years.

          The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the capacity indicated:

	Year ended December 31,

Position	2000	2001	2002

Executive Officers and Administrators	697	782	503
Engineers and Technicians	1,425	1,424	1,830
Operations
Local	1,434	1,332	1,279
Overseas	202	182	180

Total	3,758	3,720	3,792

          Our future success will depend, in part, on our ability to continue to attract and retain highly qualified technical, marketing, engineering and management personnel. The competition for qualified engineers and managers with experience in the semiconductor industry is particularly intense. We have had considerable success in attracting engineers and managers of ROC origin working in the United States to emigrate back to Taiwan but this success may not continue. We have not experienced any strikes or significant work stoppages and believe that our relations with our employees are good.

          We believe that our management policies and comprehensive benefits to employees have contributed to good employee relations and employee retention. Our employee benefits include subsidized meals and housing, health insurance, life insurance and education/training subsidies, as well as employee bonuses, which often involve distributions in the form of common shares. We have also recently introduced a stock performance-based employee bonus program. We also have an employee pension plan under which we contribute an amount equal to 2% of each employee’s annual salary to a pension fund deposited with the Central Trust of China. We have a 15-member pension fund committee consisting of five management representatives and 10 employee representatives to manage and administer the fund. The pension fund reserve was approximately NT$589.5 million (US$17.0 million) as of December 31, 2002. We have completed construction of modern athletic and recreational facilities for use by our employees in the fourth quarter of 2002.

          We have also established an employee benefit committee for implementing a variety of employee programs including, among others, recreational activities, special group travel programs, emergency assistance programs, maternity assistance programs and holiday gift certificate programs.

E.	Share Ownership

          The following table sets forth the personal share ownership of our directors, supervisors and executive officers and their immediate families as of May 31, 2003:

		Share Ownership		Shares owned by Spouses and
				minor children
Title	Name	Number of Shares	Percentage	Number of Shares	Percentage

Executive Director and Chairman	Ding-Hua Hu	2,933,283	0.08%	4,928,066	0.13%
Executive Director and President	Miin Wu	30,832,711	0.83%	0	0.0%
Executive Director	H. C. Chen(1)	4,328,906	0.12%	2,494,000	0.07%
Director	An Cheng(2)	0	0.0%	375,703	0.01%
Director	Ing-Jiunn Hai(2)	0	0.0%	0	0.0%
Director	Hong-Hui Chen(3)	1,334,254	0.04%	800,552	0.02%
Director and Chief Operating Officer	Dang-Hsing Yiu	19,072,119	0.51%	2,115,701	0.06%
Director and Chief Technology Officer	C.Y. Lu(4)	2,331,224	0.06%	0	0.0%
Director and Vice President	Y. S. Tan	4,073,159	0.11%	47,526	0.0%
Director and Vice President	Raymond S. Mak	6,430,638	0.17%	0	0.0%
Supervisor	Wen-Lung Lee(3)	4,651,511	0.12%	3,542,845	0.09%
Supervisor	Roger Chu(2)	50,877	0.0%	35,521	0.0%
Supervisor	Ping Tien Wu	198,489	0.01%	0	0.0%
Supervisor	Cheng Yi Fang	1,086,739	0.03%	360,895	0.01%
Associate Vice President in charge of Finance Center	Paul Yeh	9,514,102	0.25%	43,060	0.0%

(1)	Nominee of Hung Chih Investment Corporation.

(2)	Nominee of Delta Electronics Ltd.

(3)	Nominee of PICVUE Electronics Inc.

(4)	Nominee of Hui Yin Investment, Ltd. As of April 25, 2002, Mr. J.P. Peng resigned from office and Mr. Fuja Shone replaced Mr. Peng as the nominee of Hui Yin Investment, Ltd. As of April 18, 2003, Mr. Shone resigned from office and Mr. C.Y. Lu replaced Mr. Shone as the nominee of Hui Yin Investment, Ltd.

Stock Plans

Stock Performance-Based Employee Bonus Plan

          In April 1999, our board approved a program similar to a stock appreciation rights plan under which our employees who are eligible to participate would receive cash bonuses based on increases in the market price of our common shares. Our board has authorized our chairman to use his discretion to alter the terms of this plan, including the vesting period and the amount of the bonus allocated to our employees. We initially allocated 61,179,500 shares upon the establishment of the plan. Rights to receive cash bonuses under the plan are scheduled to vest with respect to 25% of the common shares allocated to the plan on August 1 of each year, starting August 1, 2000 through 2002. In April 2002, our board of directors approved an amendment to the plan, changing the vesting date for the final 25% to August 1, 2002 from March 31, 2003. These rights to receive cash bonuses will be forfeited for employees who discontinue their employment before the scheduled vesting dates.

          Between the establishment of the plan and December 31, 2002, rights to receive cash bonuses with respect to a total of 6,197,600 shares have been forfeited, and rights to receive cash bonuses with respect to a net additional 17,227,048 shares were allocated under the plan as a result of stock dividends made on the shares allocated to the plan, exercise of rights under the plan and allocation of additional rights. As of December 31, 2002, 72,208,948 shares were outstanding under the plan, rights to all of which were vested. We may from time to time increase the size of the plan in the future to allocate additional stock appreciation rights.

          U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. Under APB 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. As a result, the compensation expense adjustment under U.S. GAAP for this plan in 1999 was NT$245 million of additional expense. Due to the reversal of compensation expense accrued on a ROC GAAP basis, we recorded an increase in income adjustment of NT$598 million in 2000, NT$496 million in 2001 and NT$93 million (US$2.7 million) for 2002 for this plan under U.S. GAAP. Unlike U.S. GAAP, ROC GAAP has no specific accounting provisions for stock appreciation rights plans. For ROC GAAP reporting purposes, we do not recognize compensation expense until the year in which such appreciation right vests. In 1999, no rights vested and as a result, we did not recognize any compensation expense. When the rights vest, we recognize compensation expense that is calculated based on the difference between (a) the fair market value of our shares plus additional costs related to the rights vested and (b) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized compensation expense for the stock appreciation rights under ROC GAAP of NT$1,093 million in 2000, NT$345 million in 2001 and a gain of NT$21 million (US$0.6 million) in 2002. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation — Stock Performance-Based Employee Bonus Plan”.

Share Option Plans

          We adopted two share option plans in November 29, 2001 and April 24, 2002, respectively.

          These share option plans provide that our officers and employees and those of our subsidiaries may, at the discretion of our board of directors, be granted options to purchase our common shares at an exercise price of the reported closing price of our common shares traded on the Taiwan Stock Exchange on the date the options are granted. According to the share option plan, upon expiry of the second anniversary of the date the options are granted, up to 50% of the granted options may be vested, and another 25% of the granted options may be vested upon the expiry of each of the third anniversary and fourth anniversary of the date the options are granted. Each vested option can be exercised within a period of six years from the relevant date the options are granted. Our board of directors will have complete discretion to determine which eligible individuals are to receive option grants and the number of shares subject to each grant.

          Under the November 2001 share option plan, we granted 71,768,500, 560,000 and 1,507,000 share options at exercise prices of NT$22.8, NT$22.3 and NT$11.5 on January 16, 2002, May 6, 2002 and October 1, 2002, respectively. Under the April 2002 share option plan, we granted 150,000,000 share options at an exercise of NT$11.5 on October 1, 2002.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          The following table sets forth certain information, as of May 31, 2003, with respect to the common shares of our company owned of record by our top five shareholders and all directors, supervisors and executive officers as a group:

		Percentage of total
	Number of	outstanding
Name of Shareholder	common shares	common shares

Delta Electronics, Ltd.(1)	81,335,400	2.2%
National Stabilization Fund	65,777,140	1.8%
Civil Servant Retirement Pension Fund	54,114,940	1.5%
Postal Saving Fund	43,368,945	1.2%
Labor Retirement Fund Supervisory Committee	40,006,347	1.1%
Director, supervisors and executive officers as a group(2)	100,584,780	2.69%

(1)	Messrs. Ing-Jiunn Hai and An Cheng were nominated by Delta Electronics and are currently serving on our board of directors. Mr. Roger Chu was nominated by Delta Electronics and is currently serving as our supervisor.

(2)	Excludes common shares held by other entities (exclusive of Delta Electronics), officers of which currently serve on our board of directors.

B.	Related Party Transactions

          Members of our board of directors also serve or have served as directors of companies with which we do business. These individuals include our former director Ms. Maria D.H. Lu of Chiao Tung Bank, a lender to us and a shareholder of our company, Mr. Paul Yeh, who previously served as a supervisor of Caesar, Mr. Miin Wu, who serves as a director of Tower, Mr. Dang-Hsing Yiu, who previously served as a director of Chantek, Mr. Ding- Hua Hu, who previously served as a director of United Industry Gas Co., Ltd. and our former director Mr. Fuja Shone, who serves as a director of Fuetrek. A consortium of Taiwanese and foreign commercial banks led by Chiao Tung Bank arranged a syndicated loan facility of approximately US$300 million for us in 1996. In addition, Chiao Tung Bank arranged a syndicated loan facility of NT$12.0 billion for us in the second half of 2001. Chiao Tung Bank also arranged our issuance of NT$3.0 billion principal amount of corporate bonds in the second half of 2001, and was a member of the bank syndicate that guaranteed the bonds. We believe that the transactions we conduct with these parties are on an arms-length commercial basis.

          We subcontract a portion of our assembly and testing requirements to Powertech Co. Ltd, and Ardentech. Previously, we also subcontracted a portion of our assembly and testing requirements to Caesar and Chantek. For services performed by Caesar, we incurred manufacturing processing charges of NT$594 million in 2000 and NT$240 million in 2001. For services performed by Chantek, we incurred manufacturing processing charges of NT$390 million in 2000 and NT$104 million in 2001. For services performed by Powertech, we incurred manufacturing processing charges of NT$96 million in 2000, NT$106 million in 2001 and NT$173 million (US$5.0 million) in 2002. For services performed by Ardentech, we incurred manufacturing processing charges of NT$64 million in 2000, NT$108 million in 2001 and NT$241 (US$7.0 million) in 2002. We purchase industrial gases from United Industry Gas. We incurred NT$117 million in 2000, NT$119 million in 2001 and NT$110 million (US$3.2 million) in 2002 in charges for industrial gases provided by United Industry Gas.

          We entered into an equipment lease agreement with Caesar, the term of which was from May 1, 1999 to April 30, 2005. The cost of the equipment amounted to NT$25 million. Future obligations were repayable over the six-year lease period and originally amounted to NT$17 million. Following Caesar’s liquidation, the lease was terminated and we purchased the equipment for NT$3 million (US$92,651). We also purchased 6,395,000 shares of Powertech Technology Inc. from Caesar for a total cash consideration of NT$83 million.

          In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor, an Israeli company, whereby Tower will provide silicon wafer manufacturing processing services that can employ Tower’s microFLASH® technology. This technology is based on proprietary technology licensed from Saifun Semiconductors Ltd., or Saifun, an Israeli integrated circuit design company. We also have entered into a separate agreement with Saifun that provides us with rights to develop and manufacture certain products related to the microFLASH process technology. Under the agreement with Tower, Tower will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. Due to the market conditions in 2001 and 2002, we have placed orders for less than the numbers of wafers that we could have required Tower to manufacture for us in those periods. Wafer purchases in 2001 totalled NT$157 million, and in 2002 totalled NT$136 million (US$3.9 million).

          In December 2000, we entered into a share purchase agreement and related additional purchase obligation agreements to invest a total of US$75 million in Tower, together with a foundry agreement. Under the agreements, we are entitled to appoint one member of Tower’s board of directors and to a guaranteed portion of the wafer manufacturing capacity of Tower’s new eight-inch fabrication facility, which is now in the start-up stage. Under the agreements, we agreed to purchase approximately 2.7 million Tower ordinary shares, of which 866,551 shares were purchased at the initial closing in January 2000, and the remainder were to be purchased in five equal installments at subsequent closings upon achievement of certain milestones by Tower. The purchase price at each closing is to be based on the fair market value of the shares at the time, subject to a minimum of US$12.50 and a maximum of US$30 per share. Our payment obligations are US$20 million for the initial closing, and US$11 million at each subsequent closing.

          In September 2001, following the first two subsequent closings at which we acquired a further 733,380 shares, Tower underwent a financial restructuring under which, among other things, it issued additional shares. We purchased 1,255,848 shares at a price per share of US$12.75, and funded the purchase from our prepaid credit account, discussed below. Pursuant to the third and fourth subsequent closings in April and October 2002, we purchased a total of 2,416,326 shares at prices per share adjusted to take account of dilution. In October 2002 we purchased a further 660,000 shares pursuant to a rights offering for US$5.00 per share, and received warrants for the purchase of a further 297,000 shares.

     In March 2003, we and other Tower investors reached an agreement with Tower to amend our obligations in relation to the fifth and final subsequent closing purchase obligation. Under the proposed amendment, we and the other investors will advance a total of US$24.6 million as a part of the fifth milestone payment, prior to Tower’s satisfaction of the conditions. Of this amount, we are obliged to pay US$6.6 million, for the purchase of shares at US$2.983 per share. As of May 2003, we have already paid US$3.6 million of this amount for the purchase of 1,206,839 shares, and a further US$3 million is outstanding. If Tower is able to raise an additional US$22 million additional funds for its new fabrication facility by not later than December 31, 2003, we and the other investors will be required to pay the balance of the fifth and final purchase obligation, which may be up to US$4.4 million in our case. Otherwise, we will be released from our obligation to pay the balance. This proposed amendment remains subject to the approval of Tower’s shareholders, banks and relevant regulatory bodies.

          Our payments to Tower to date total US$70.9 million, and of this the total share purchase consideration is US$56.8 million. Under the original share purchase agreement, the excess of our payment obligations over the total share purchase consideration is credited to a prepaid credit account. Amounts in the credit account may be applied to future purchases of wafers, purchases of Tower’s shares (not including purchases under the original purchase commitments) or royalty payments.

          At December 31, 2002, our credit account balance was US$14.1 million, and we owned approximately 13.7% of Tower’s outstanding shares. Our average purchase price per share is US$7.95, which is somewhat higher than the fair market values due to the minimum per share price in the original agreement.

ITEM 8.     FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

          The selected income statement data for the years ended December 31, 2000, 2001 and 2002, and the selected balance sheet data as of December 31, 2001 and 2002 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis.

          We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references in this annual report to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “NT dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of NT$34.7= US$1.00. On June 26, 2003, the noon buying rate between New Taiwan dollars and United States dollars was NT$34.6 = US$1.00.

          The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our financial statements and the related notes included in this annual report, and “Item 5. Operating and Financial Review and Prospects”. Our financial statements are prepared and presented in accordance with ROC GAAP and ROC reporting practices. For a discussion of certain differences between ROC GAAP and U.S. GAAP, see note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,

	1998	1999	2000	2001	2002	2002

	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
	(in millions, except per share and ADS data)
Consolidated Income Statement Data:
ROC GAAP
Net sales revenue	12,580	16,957	33,493	21,747	16,492	475
Cost of goods sold	(9,888)	(12,124)	(15,494)	(11,674)	(17,105)	(493)
Less: Unrealized profit as of December 31, 2002	—	—	—	—	(2)	—

Realized gross profit (loss)	2,692	4,833	17,999	10,073	(615)	(18)
Operating expenses	(3,055)	(3,258)	(5,856)	(6,557)	(6,212)	(179)

Operating income (loss)	(363)	1,575	12,143	3,516	(6,827)	(197)
Total other income	698	846	945	1,356	466	13
Total other expenses	(2,288)	(1,830)	(2,077)	(4,795)	(4,976)	(143)

Income (loss) before taxes and minority interest	(1,953)	591	11,011	77	(11,337)	(327)
Income tax benefit (expense)	406	316	(398)	(943)	(20)	—

Net income (loss) before minority interest	(1,547)	907	10,613	(866)	(11,357)	(327)
Minority interest loss	—	—	—	—	0.4	—

Net Income (loss)	(1,547)	907	10,613	(866)	(11,357)	(327)

Net income (loss) per share –basic(1)	(0.47)	0.27	2.93	(0.23)	(3.10)	(0.09)
Net income (loss) per share –diluted(1)	(0.47)	0.27	2.91	(0.23)	(3.10)	(0.09)
U.S. GAAP
Gross profit (loss)	1,548	4,558	17,615	6,598	(4,018)	(116)
Operating income (loss)	(1,620)	1,237	11,069	(2,263)	(10,186)	(294)
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(3,072)	1,861	8,016	(3,842)	(13,841)	(399)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(0.96)	0.58	2.31	(1.06)	(3.77)	(0.11)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(0.96)	0.58	2.26	(1.06)	(3.77)	(0.11)
Net income (loss) (2)	(3,072)	1,861	8,016	(4,463)	(13,841)	(399)
Net income (loss) per share-basic(1) (3)	(0.96)	0.58	2.31	(1.23)	(3.77)	(0.11)
Net income (loss) per share –diluted(1)(3)	(0.96)	0.58	2.26	(1.23)	(3.77)	(0.11)
Balance Sheet Data:
ROC GAAP
Total current assets	15,898	14,303	29,027	25,358	21,301	614
Net property, plant and equipment	28,491	32,028	38,006	39,562	40,029	1,154
Total assets	49,604	51,197	72,451	72,309	68,120	1,963
Total current liabilities	5,841	8,868	11,786	9,632	18,357	529
Long-term liabilities	18,714	15,946	16,091	19,533	19,549	563
Total liabilities	24,555	24,814	27,877	29,165	37,906	1,092
Total shareholders’ equity	25,049	26,383	44,574	43,144	30,214	871
U.S. GAAP
Total shareholders’ equity	23,945	26,433	41,831	43,300	28,351	817
Other Data:
ROC GAAP
Capital expenditures	6,136	8,129	11,803	9,078	8,975	259
Depreciation and amortization	4,255	4,855	6,048	8,006	8,742	252
Net cash provided by operating activities	2,766	5,062	16,123	8,837	86	2
Net income (loss) per ADS –basic	(4.72)	2.73	29.27	(2.34)	(31.0)	(0.9)
Net income (loss) per ADS –diluted	(4.72)	2.73	29.05	(2.34)	(31.0)	(0.9)
Number of common shares outstanding (weighted, as adjusted) (4)	3,286	3,315	3,625	3,695	3,660	3,660
Stock dividend per common share(5)	22%	10%	13%	30%	10%	10%
US GAAP
Total current assets	15,898	14,588	28,994	26,646	21,037	606
Total assets	49,630	51,578	72,342	73,595	66,179	1,907
Total current liabilities	6,342	8,886	14,425	10,768	18,797	542
Total liabilities	25,050	25,145	30,511	30,295	37,828	1,090

(1)	Retroactively adjusted for all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under ROC GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares and derivative contracts. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in an additional expense of NT$516 million in 1998, no additional expense or income in 1999, an additional expense of NT$1,622 million in 2000, an additional expense of NT$4,273 million in 2001 and an additional expense of NT$0 million (US$0 million) in 2002. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in an additional expense of NT$1,056 million in 1998, an increased income of NT$1,301 million in 1999, an additional expense of NT$898 million in 2000, an additional gain of NT$228 million in 2001 and an additional gain of NT$449 million (US$12.9 million) in 2002.

(3)	Retroactively adjusted for all stock dividends declared. See note 20 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

Export Sales

          Our export sales accounted for 74.0%, 72.5% and 81.0% of total net sales for the years ended December 31, 2000, 2001 and 2002, respectively. The following table sets forth our export net sales in 2000, 2001 and 2002. See note 17 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

	2000	2001	2002	2002

	(in millions)
	NT$	NT$	NT$	US$

Japan	15,502	10,933	8,052	232.0
USA	2,640	1,454	1,309	37.7
Hong Kong	2,815	1,592	2,006	57.8
Singapore	1,971	1,148	1,649	47.5
South Korea	—	—	—	—
Europe	1,863	650	345	10.0

Total	24,791	15,777	13,361	385.0

Dividend Policy

          We generally are not permitted under ROC Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we have no current or retained earnings (excluding reserves). ROC Company Law also requires that 10% of annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until our accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct any losses incurred in prior years and deduct the legal and/or special reserve from our net income, the remaining portion of our net income maybe appropriated or distributed in the proportions specified in our articles of incorporation. We may pay these distributions in stock or cash or a combination of stock and cash, except that any employee bonuses and shareholder dividends will normally be distributed in stock unless we determine otherwise, and provided that not more than 20% of our distributable net income maybe distributed in the form of cash. All or part of the dividends to shareholders maybe reserved at the relevant annual shareholders’ meeting as retained earnings for distribution in later years. See “Item 10 — Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Dividends and Distributions”.

          Our shareholders on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of these common shares. The record date for the annual shareholders’ meeting and a recommendation for the annual dividend was determined by the board of directors at a meeting that was held on April 7, 2003. The annual dividend was declared at our annual general meeting of shareholders held on June 27, 2003.

          For information relating to ROC withholding taxes payable on dividends, see “Item 10. Additional Information — E. Taxation — ROC Taxation”, and note 13 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

Legal Proceedings

          On February 18, 1997, Atmel filed an action against us and two other semiconductor manufacturers with the International Trade Commission (“ITC”). Atmel is engaged in the business of designing, manufacturing and selling semiconductor devices, EEPROM and flash memory semiconductor devices, The complaint alleged a violation of Section 337 of the 1930 Tariff Act for the infringement of the U.S. Patent No. 4,451,903 (the “903 patent”) owned or controlled by Atmel. At each stage of the proceedings during this four-year investigation, the independent ITC authorities who reviewed the substance of the infringement claim lodged by Atmel concluded that we did not infringe the 903 patent. On June 1, 2001, the ITC issued a Notice of Final Determination and ruled again that our products did not infringe the 903 patent and that we did not violate Section 337 of the Tariff Act, and terminated the Section 337 investigation against us. Atmel filed a petition for reconsideration asking the ITC to reverse its non-infringement finding. On July 26, 2001, the ITC denied Atmel’s petition for reconsideration. The 903 patent expired on September 14, 2001. Atmel did not appeal the Notice of Final Determination with the United States Court of Appeals for the Federal Circuit before the required deadline. Accordingly, Atmel is bound by the ITC’s Notice of Final Determination finding that we did not infringe the 903 patent nor violate Section 337 of the Tariff Act.

          In addition, on August 8, 1997, Atmel filed an action against Macronix America in the United States District Court for the Northern District of California. The complaint alleged that Macronix America was selling devices which infringe Atmel’s U.S. patent numbers 4,419,747 (the “747 patent”) and 4,833,096 (the “096 patent”).

          With respect to the 747 patent (which expired on September 14, 2001), Macronix America filed a motion on December 3, 1999 for summary judgment for the invalidity of the 747 patent on grounds that Atmel did not name the co-inventors of the 747 patent. On February 11, 2000, Atmel filed a motion to correct the inventorship of the 747 patent. An evidentiary hearing on inventorship was held on November 7 and November 8, 2001. On January 14, 2002, the court issued an order in favor of Macronix America denying Atmel’s motion to correct the inventorship of the 747 patent. Following the court’s order, Macronix America requested the court to grant its motion for summary judgment for invalidity of the 747 patent. On May 14, 2003, the court issued an order granting Macronix America’s motion for summary judgment of invalidity of the 747 patent for nonjoinder of co-inventors. Pursuant to this order, the court entered judgment in favor of Macronix America and against Atmel.

          With respect to the 096 patent, Macronix America filed a motion for summary judgment on November 15, 1999 for the invalidity of the 096 patent on the grounds that sales activities were conducted by Atmel prior to the critical date. On August 16, 2000, the court granted Macronix America’s motion for summary judgment against several independent claims of the 096 patent, leaving a single independent claim outstanding in the case. The outstanding claim is currently going through the discovery process and no trial date has been set as of the date of this annual report.

          Although we believe Atmel’s claims are unwarranted and we intend to continue to contest vigorously Atmel’s allegations, it is not possible to predict the outcome of these litigation. If we are found to have infringed Atmel’s patents, Atmel has requested injunctive relief to prohibit Macronix

America from selling products violating Atmel’s patents and an award to Atmel of treble damages caused by the alleged infringements.

          On August 21, 2001, Agere, which was spun off by Lucent Technologies Inc. (“Lucent”) in March 2001, filed a complaint against us in the United States District Court for the Southern District of New York alleging, among other things, that certain royalty payments were overdue under a patent license agreement which we previously entered into with AT&T. AT&T subsequently transferred its right to receive royalties to Lucent. Agere claimed that the right to receive royalties under the agreement had been assigned to it as a result of internal reorganization, and that we owed them outstanding royalties and late fees for the period from January 1, 1999 to June 30, 2001. We filed a motion to dismiss Agere’s lawsuit because the dispute at issue arose out of a previous agreement that expressly provided that all disputes should be arbitrated. On February 11, 2002, the court granted our motion to compel arbitration and entered judgment dismissing the complaint. On February 19, 2002, Agere filed a demand for arbitration before the American Arbitration Association. After a period of negotiation, we executed a patent cross license agreement with Agere in January 2002 and the arbitration was settled and closed.

          As is the case with many companies in the semiconductor industry, we from time to time receive communications from third parties asserting certain patents to our products. We have entered into discussions with some of these third parties as to their respective positions and the terms of any possible licenses. We could incur significant costs with respect to the defense of the claims which could have a material adverse effect on our results of operations or financial condition. For royalty payments under the existing license agreements or the potential new patent license agreements, we have estimated the royalty budgets based on historical experiences and specific arrangements. The royalty accrual was NT$538 million in 2000, NT$490 million in 2001 and NT$360 million (US$10.4 million) in 2002. As of December 31, 2002, the outstanding balance of this reserve was NT$672.6 million (US$19.4 million).

          Except as described above, we are currently not involved in any material legal proceedings, although we may become involved in other litigation in the future. See “Item 5. Operating and Financial Review and Prospects — E. Research and Development, Patents and Licenses, etc. — Intellectual Property”.

B.         Significant Changes

          We have not incurred any significant changes since December 31, 2002. See “Item 4. Information on the Company — History and Development of the Company — Recent Developments” and note 17c of our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

Item 9.    The Offer and Listing

A.          Offer and Listing Details

          Each ADS represents ten of our common shares. Our ADSs have been listed on the Nasdaq National Market since May 9, 1996. The table below presents, for the periods indicated, the high and low closing prices on the Nasdaq National Market for our outstanding ADSs.

	Closing Price Per ADS(1)

	High	Low

	(US$)	(US$)
1998:	8.89	3.26
1999:	11.93	4.11
2000:	22.72	8.01

	Closing Price Per ADS(1)

	High	Low

	(US$)	(US$)
2001:
First Quarter	12.68	3.86
Second Quarter	12.68	9.16
Third Quarter	11.45	8.84
Fourth Quarter	9.68	3.86
	7.91	4.09
2002:
First Quarter	8.55	2.73
Second Quarter	8.09	6.18
Third Quarter	8.55	5.31
Fourth Quarter	4.92	3.00
	4.09	2.73
2003:
January	3.65	3.07
February	3.27	2.85
March	2.94	2.55
April	2.65	1.70
May	1.72	1.20
June (through June 26)	2.70	1.70

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

          Our common shares have been listed on the Taiwan Stock Exchange since March 15, 1995. The table below presents, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares and the highest and lowest of the daily closing values of the Taiwan Stock Exchange Index.

	Closing price		Average daily	Taiwan Stock
	per share(1)		trading volume	Exchange Index
			(in thousands of
	High	Low	shares)	High	Low

	(NT$)	(NT$)
1998:	63.0	20.7	22,623	9,277	6,251
1999:	41.5	13.9	55,173	8,609	5,475
2000:	76.2	26.6	54,549	10,202	4,615
2001:	29.9	16.0	55,503	6,104	3,446
First Quarter	44.2	33.3	91,473	6,104	4,895
Second Quarter	40.4	30.8	32,271	5,609	4,769
Third Quarter	36.2	16.8	31,297	4,887	3,494
Fourth Quarter	29.9	16.0	83,825	5,551	3,446
2002:	32.7	9.2	55,503	6,462	3,850
First Quarter	31.5	24.7	91,149	6,243	5,488
Second Quarter	32.7	18.7	37,731	6,462	5,072
Third Quarter	18.0	10.5	29,608	5,417	4,186
Fourth Quarter	14.6	9.2	68,462	4,824	3,850

	Closing price		Average daily	Taiwan Stock
	per share(1)		trading volume	Exchange Index
			(in thousands of
	High	Low	shares)	High	Low

	(NT$)	(NT$)

2003:
January	12.8	10.8	58,532	5,079	4,525
February	11.0	4.1	22,923	4,834	4,432
March	10.2	8.8	16,416	4,599	4,260
April	9.6	6.0	19,352	4,658	4,140
May	6.0	4.1	48,319	4,556	4,188
June (through June 26, 2003)	9.5	5.8	92,296	5,049	4,678

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

          The Taiwan Stock Exchange has experienced substantial fluctuations in the prices of listed securities and there are currently limits on the range of daily price movements, as set forth in Article 63 of the operating rules of the Taiwan Stock Exchange Corporation. See “Cautionary Statement” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995”, “Item 3. Key Information — D. Risk Factors — Political and Economic Risks — The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan”, “ — The Taiwan Stock Exchange” and “ — Taiwan Stock Exchange Index”.

          As of May 31, 2003, a total of 3,733,149,529 of our common shares were outstanding. Holders of common shares that are not ROC persons are required to hold these common shares through a brokerage or custodial account in the ROC. The entities in which these accounts are maintained are the registered holders of the shares and thus all of the registered holders of our common shares are ROC persons. As of May 31, 2003, 16,135,393 common shares are registered in the name of a nominee of The Bank of New York, the depositary under the deposit agreement. The Bank of New York has advised us that, as of May 31, 2003, 1,613,539.3 ADSs, representing 16,135,393 common shares, were held of record by Cede & Co. and five other U.S. persons. We have no further information as to common shares of our company held, or beneficially owned, by U.S. persons.

The Taiwan Stock Exchange

          In 1961, the Securities and Futures Commission established the Taiwan Stock Exchange to provide a marketplace for securities trading. The Taiwan Stock Exchange is a corporation owned by government-controlled and private banks and enterprises. The Taiwan Stock Exchange is independent of entities transacting business through it, each of which pays a user’s fee. Generally, all transactions in listed securities by brokers, traders and integrated securities firms must be made through the Taiwan Stock Exchange.

          The Taiwan Stock Exchange commenced operations in 1962. During the early 1980s, the Securities and Futures Commission actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 638 by the end of December 2002. As of the end of December 2002, the market capitalization of companies listed on the Taiwan Stock Exchange was NT$9,095 billion.

          Historically, Taiwan companies have listed only shares and bonds on the Taiwan Stock Exchange. However, the Securities and Futures Commission has encouraged companies to list other types of securities. In 1988, the Securities and Futures Commission permitted the issuance of the Taiwan’s first convertible bonds. Since 1989, there have been offerings of domestic convertible bonds and convertible preferred shares. In addition, beneficiary units evidencing beneficiary interests in closed-end investment funds and Dragon Bonds issued by Asian Development Bank are also listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market of Taiwan. The Securities and Futures Commission also has regulations which permit foreign issuers to list their equity securities directly on the Taiwan Stock Exchange or through the use of depositary receipts. To date, four foreign issuers have listed their equity securities on the Taiwan Stock Exchange through the use of depositary receipts in accordance with these regulations.

          The Taiwan Stock Exchange requirements for listing are based on the following company attributes:

•	shareholder diversification;

•	length of time in business;

•	amount of capital; and

•	profitability.

          However, special listing criteria apply to technology companies and key business engaging in national economic development.

The GreTai Securities Market

          To complement the Taiwan Stock Exchange, the GreTai Securities Market (formerly known as the Over-the-Counter Securities Exchange) was established in September 1982 on the initiative of the Securities and Futures Commission to encourage the trading of securities of companies who do not qualify for listing on the Taiwan Stock Exchange. As of December 31, 2002, 384 companies had listed equity securities on the GreTai Securities Market and the total market capitalization of those companies was approximately NT$627 billion. In addition, the Emerging Stock Board of the GreTai Securities Market was established on January 1, 2002 at the initiative of the Securities and Futures Commission to encourage trading of securities of companies that are public companies but not qualified for listing on the Taiwan Stock Exchange or the GreTai Securities Market.

Taiwan Stock Exchange Index

          The Taiwan Stock Exchange Index is calculated on the basis of a wide selection of listed shares weighted according to the number of shares outstanding. This weighted average method is also used for the Standard and Poor’s Index in the United States and the Nikkei Stock Average in Japan. The Taiwan Stock Exchange Index is compiled by dividing the market value by the base day’s total market value for the index shares. The Taiwan Stock Exchange Index is the oldest and most widely quoted market index in Taiwan.

          The weighting of the Taiwan Stock Exchange Index is fixed as long as the number of shares outstanding remains constant. When the total number of shares outstanding changes, the weight of each stock is adjusted. Stock splits and stock dividends are adjusted automatically. Cash dividends are not included in the calculation.

          The following table shows for the periods indicated information relating to the Taiwan Stock Exchange Index.

	Number of
	listed
	companies at	Index	Index	Index at
Period ended December 31,	the period end	high	low	period end

1990	199	12,495	2,560	4,530
1991	221	6,305	3,316	4,601
1992	256	5,392	3,328	3,377
1993	285	6,071	3,136	6,071
1994	313	7,184	5,195	7,125
1995	347	7,051	4,503	5,174
1996	375	6,983	4,690	6,934
1997	404	10,117	6,820	8,187
1998	437	9,277	6,251	6,418
1999	462	8,609	5,475	8,449
2000	474	10,202	8,350	8,843
2001	584	5,551	4,647	5,551
2002	638	6,462	3,850	4,452
2003 (through May 31)	639	5,079	4,140	4,556

Sources: Status of Securities Listed on Taiwan Stock Exchange.

            As indicated above, the performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility.

B.        Plan of Distribution

            Not applicable.

C.        Markets

            The principal trading market for our common shares is the Taiwan Stock Exchange. The ADSs have been issued by The Bank of New York as depositary and are quoted on the Nasdaq National Market under the symbol “MXICY”. Prior to the initial public offering and subsequent listings on the Taiwan Stock Exchange on March 15, 1995 and May 9, 1996, respectively, there was no market for the common shares or the ADSs.

D.        Selling Shareholders

            Not applicable.

E.        Dilution

            Not applicable.

F.        Expenses of the Issue

            Not applicable.

Item 10.    ADDITIONAL INFORMATION

A.        Share Capital

            Not applicable.

B.        Memorandum and Articles of Association

Description of Our Common Shares

            Set forth below is a description of our common shares, including summaries of the material relevant provisions of our articles of incorporation, the ROC Company Law, the ROC Securities and Exchange Law and the rules and regulations under these laws. Unless otherwise indicated in this annual report, holders of our ADSs generally have the same rights as holders of our common shares. See “Item 3. Key Information – D. Risk Factors – Risks Relating to our Common Shares and our ADSs” for a description of certain differences.

General

            Our authorized capital is NT$65.5 billion, divided into 6.55 billion shares, including up to 650 million shares reserved for the exercise of employee stock options. As of May 31, 2003, 3,733,149,529 of our common shares had been fully paid-in and were outstanding. All of our common shares are in registered form.

            As of May 31, 2003, 16,135,393 common shares underlying ADSs were held in the name of The Bank of New York, as depositary for our ADS facility. The Bank of New York has advised us that, as of May 31, 2003, 1,613,539.3 ADSs, representing 16,135,393 common shares, were held of record by Cede & Co. and five registered holders. We have no further information as to our common shares held, or beneficially owned, by U.S. persons.

            The ROC Company Law, the ROC Statute for Establishment and Administration of Science-Based Industrial Park and the ROC Securities and Exchange Law provide that any change in the issued share capital of a publicly-listed company, such as our company, requires various approvals. These include:

•	the approval of the board of directors;

•	an amendment to the articles of incorporation (which requires shareholder approval) if the original paid-in share capital plus the number of the shares to be converted from the convertible bonds or exercised from bonds with warrants, or to be exercised from employee options, or the number of any new shares issued, exceeds the number of shares specified in the articles of incorporation; and

•	the approval of the ROC Securities and Futures Commission and the ROC Ministry of Economic Affairs or the Hsinchu Science-Based Industrial Park Administration, as applicable.

Increase in Capital; Delivery of Certificates

            We are required under ROC law to file an amendment to our corporate registration within 15 days after the capital increase record date. Under the ROC Securities and Exchange Law and applicable regulations, we are required to deliver common share certificates to the relevant purchasers within 30 days after receiving approval from the Hsinchu Science-Based Industrial Park Administration of our amendment to our corporate registration.

            An amendment to the ROC Company Law was passed by the ROC Legislative Yuan on October 25, 2001 and became effective on November 14, 2001. Under the amended ROC Company Law, when a public company, such as our company, issues new shares, it could:
•	issue multiple share certificates and deliver them to shareholders;
•	issue a single share certificate representing the total number of new shares and deposit the certificate with the Taiwan Securities Central Depositary Co., Ltd. (the “Central Depositary”); or
•	register the new hares with the Central Depositary in lieu of issuing share certificates.

Dividends and Distributions

            Except in limited circumstances, we are not permitted under the ROC Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we did not have current or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of our annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct losses incurred in prior years and deduct the legal reserve and any special reserve, the remaining portion of our net income for any year may be appropriated or distributed by our board of directors, subject to the approval of our shareholders, as described in the following paragraph, in the following sequence:
•	83% as a dividend to shareholders;
•	15% for bonuses to employees; and
•	2% for remuneration to directors and supervisors.

            We may pay these distributions in shares or cash or a combination of shares and cash, except that any employee bonuses and shareholder dividends will normally be distributed in shares unless we determine otherwise, and provided that not more than 20% of our distributable net income may be distributed in the form of cash. All or part of the dividends to shareholders as described above may be reserved at the relevant annual shareholders’ meeting as retained earnings for distribution in subsequent years.

            Our articles of incorporation also provide that employee bonuses will be distributed in the same form as the distribution of dividends to shareholders. In addition, distribution of shares as bonuses to employees is applicable to the employees of our affiliated companies that satisfy the requirements set by our board of directors. In 2000, we did not distribute any employee bonuses. In 2001, we distributed approximately 143 million common shares in the form of employee bonuses for 2000. In 2002, we did not distribute any employee bonuses. The number of common shares issued as a bonus is obtained by dividing the total nominal NT dollar amount of the bonus by the par value of our common shares, or NT$10 per share. See note 12 to our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 included in this annual report. Subject to compliance with the above requirements, we may pay dividends or make other distributions from our earnings and reserves as permitted by ROC Company Law.

            At our annual ordinary meeting of shareholders, our board of directors submits for shareholder approval our consolidated financial statements for the preceding year and the proposal of the board of directors for the distribution of dividends and bonuses from our net income, subject to compliance with the requirements described above, for the preceding year. All of our common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any approved dividend or other distribution.

            In addition to permitting dividends to be paid out of net income if we do not have losses, the ROC Company Law permits us to make distributions of additional common shares to our shareholders by capitalizing reserves, including the legal reserve and capital surplus of premium from issuing shares and earnings from gifts received. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in-capital.

            For information as to ROC taxes on dividends and distributions, see “Item 10 – Additional Information – E. Taxation – ROC Taxation.”

Preemptive Rights and Issues of Additional Common Shares

            According to the ROC Company Law, when a company issues new common shares for cash, 10% to 15% of the issue must be offered to its employees. In addition, the ROC Securities and Exchange Law and the relevant securities regulations require that, if a company listed on the Taiwan Stock Exchange or whose shares are traded on the GreTai Securities Market intends to offer new shares for cash, at least 10% of the issue must be offered to the public, except under certain circumstances or when exempted by the ROC Securities and Futures Commission. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby reducing the number of new shares subject to the preemptive rights of existing shareholders. Unless the percentage of shares to be offered to the public is increased by the shareholders, existing shareholders who are listed on the shareholders’ register as of the record date have a preemptive right to acquire the remaining 75% to 80% of the issue. The shares not subscribed for by the employees and shareholders at the expiration of the period for the exercise of their rights should be sold to the public or specified persons at the direction of our board of directors. According to the amended ROC Securities and Exchange Law, which became effective on February 8, 2002, the preemptive rights provisions will not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

            Authorized but unissued shares of any class may be issued, subject to the above-mentioned provisions of the ROC Company Law, the ROC Statute for Establishment and Administration of Science-Based Industrial Park and the ROC Securities and Exchange Law, upon the terms as our board of directors may determine.

Meetings of Shareholders

            Meetings of our shareholders may be ordinary or extraordinary. Ordinary meetings of our shareholders generally are held in Hsinchu, Taiwan, within six months after the end of our fiscal year. Extraordinary meetings of our shareholders may be convened by resolution of our board of directors whenever it deems necessary, or under certain circumstances, by shareholders or our supervisors. Notice in writing of meetings of our shareholders, stating the place, time and purpose of the meeting, must be sent to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, before the date set for each such meeting.

Voting Rights

            Under the ROC Company Law, a shareholder has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the common shares represented at the shareholders’ meeting. At least a majority of the holders of the total issued and outstanding common shares must be present at the meeting for the resolution to be binding. The election of directors and supervisors at a shareholders’ meeting is by means of cumulative voting unless the articles of incorporation provide otherwise. Ballots for the election of directors are cast separately from those for the election of supervisors. Candidates for the offices of director and supervisor may be nominated at the shareholders’ meeting at which ballots for the election are cast.

            The ROC Company Law also provides that shareholder approval is required for major corporate actions, including:

•	any amendment to the articles of incorporation, which is required, among other things, for any increase in authorized share capital;
•	entering into, modification or termination of any contracts regarding leasing of all business, outsourcing of operations or joint operations;
•	the dissolution, amalgamation or spin-off of a company;
•	the removing of directors or supervisors;
•	the transfer of the whole or an important part of a company’s business or properties;
•	the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations; or
•	the distribution of any share dividend.

            To obtain this approval, a shareholders’ meeting must be convened. The holders of at least two-thirds of all of the issued and outstanding common shares must be present at this meeting. Then, the holders of at least a majority of the common shares represented at the meeting must vote in favor of the action. However, in the case of a publicly-listed company such as our company, the resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of the issued and outstanding common shares are present. However, if a controlling company holds not less than 90% of its subordinate company’s outstanding shares, the controlling company’s merger with the subordinate company can be approved by board resolution adopted by majority consent at a meeting with two-thirds of directors present. A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days before the commencement of the meeting.

Other Rights of Shareholders

            Under the ROC Company Law, dissenting shareholders of our company are entitled to appraisal rights in the event of amalgamation, spin-off and various other major corporate actions within 20 days of the resolution enacting the event. A dissenting shareholder may request that we redeem all of the shares owned by the shareholder at a fair price to be determined by mutual agreement. If an agreement cannot be reached, the valuation will be determined by a court order. For amalgamations or spin-offs, a dissenting shareholder may exercise its appraisal right by serving written notice on us before or during the related shareholders’ meeting or by raising and registering its objection at the shareholders’ meeting. For other major corporate actions, a dissenting shareholder may exercise its appraisal right by serving written notice on us before the related shareholders’ meeting and by raising and registering its objection at the shareholders’ meeting.

            In addition to appraisal rights, within 30 days after the date of the shareholders’ meeting, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective. However, if a court is of the opinion that such violation is not material and does not affect the result of the resolution, the court may reject or dismiss the shareholder’s lawsuit. One or more shareholders who have held more than 3% of our issued and outstanding shares for over a year may require a supervisor to bring a derivative action on behalf of the company against a director for losses suffered by the company as a result of the director’s unlawful actions or failure to act by sending a written request to a supervisor. In addition, one or more shareholders who have held more than 3% of our issued and outstanding shares for over a year may require our board of directors to convene an extraordinary shareholders’ meeting by sending a written request to the board of directors.

Register of Shareholders and Record Dates

            We maintain our shareholder register at our office in Taipei, Taiwan, and enter transfers of our common shares in the register upon presentation of, among other documents, the certificates for the common shares transferred. Under the ROC Company Law, the transfer of common shares is effected by endorsement and delivery of the related share certificates. In order, however, to assert shareholders’ rights against us, the transferee must have his name and address registered on the shareholder register. Shareholders are required to file their respective specimen seals with us. The settlement of trading in our common shares is normally carried out on the book-entry system maintained by the Central Depositary.

            The ROC Company Law permits us to set a record date and close our shareholder register for a specified period in order for us to determine the shareholders or pledgees that are entitled to certain rights pertaining to our common shares by giving advance public notice.

            Under the amended ROC Company Law, a public company’s shareholder register, such as ours, is closed for a period of 60 days before each ordinary shareholders’ meeting, 30 days before each extraordinary shareholders’ meeting and a period of five days before each record date.

Annual Financial Statements

            Under the ROC Company Law, ten days before the ordinary meeting of shareholders, our annual financial statements must be available at our principal office in Hsinchu for shareholder inspection.

Acquisition of Common Shares by our Company

            With minor exceptions, we may not acquire our common shares under the ROC Company Law and any common shares we acquire must be sold at the current market price within six months after our acquisition of the shares.

            Under the ROC Securities and Exchange Law, we may, in accordance with ROC Securities and Futures Commission procedures and a resolution adopted by a majority of our board of directors at a meeting attended by more than two-thirds of the directors, purchase our shares on the Taiwan Stock Exchange or the GreTai Securities Market or by a tender offer for the following purposes:

•	for share transfer to our employees;

•	for the delivery of shares following the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	for maintaining our credit and our shareholders’ equity, except that the shares so purchased shall be cancelled thereafter.

            The total shares purchased by us may not exceed 10% of our total issued and outstanding shares. In addition, the total cost of the purchased shares may not exceed the aggregate amount of our retained earnings, any premium from share issuances and the realized portion of our capital reserve. The shares purchased by us pursuant to the first two items above will be transferred to the intended transferees within three years after the purchase; otherwise the shares will be cancelled. For the shares to be cancelled under the third item above, we are required to complete an amendment registration for the cancellation within six months after the purchase. The shares purchased by us may not be pledged or hypothecated. In addition, we may not exercise any shareholders’ rights attaching to these shares. Our affiliates (as defined in Article 369-1 of the ROC Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling our shares during the period we purchase our shares.

Liquidation Rights

            In the event of the liquidation of our company, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to the shareholders in accordance with the ROC Company Law.

Transfer Restrictions

            The ROC Securities and Exchange Law requires each director, supervisor, manager or shareholder who, together with such shareholder’s spouse, minor children or nominees, holds more than 10% of our shares, to report the amount of such person’s holding to us and limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the GreTai Securities Market by such person per day (unless the number of shares transferred does not exceed 10,000).

            An English translation of our Articles of Incorporation is filed herewith as Exhibit 3.1.

C.        Material Contracts

            Except for the contracts stated below we have not been a party to any material contracts that were entered into beyond our ordinary course of business during the preceding two year period. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for a summary of contracts with certain of our related parties.

Indenture for Convertible Bonds

            On February 10, 2003 and March 4, 2003, we issued zero coupon convertible bonds totaling US$90 million pursuant to an international bond offering. The bonds will mature on February 10, 2008 at a redemption price equal to their principal amount, together with redemption premium. The bonds do not bear interest. Unless previously redeemed or repurchased and cancelled, the bonds, at the option of the holders of the bonds, are convertible at anytime, except during a closed period, on or after March 12, 2003 and on or before January 11, 2008, into common shares, par value NT$10.00 per share. The initial conversion price will be NT$12.06 per common share, subject to adjustment in certain events. The bonds are evidenced by the indenture included as Exhibit 10.2 hereto.

Summary of Terms and Conditions for Convertible Bonds

          On December 12, 2002, we issued zero coupon convertible bonds totaling NT$3,200 million pursuant to a domestic bond offering. The bonds will mature on December 12, 2007 at a redemption price equal to their principal amount, together with redemption premium. The bonds do not bear interest. Unless previously redeemed or repurchased and cancelled, the bonds, at the option of the holders of the bonds, are convertible at anytime, except during a closed period, on or after March 12, 2003 and on or before December 2, 2007, into common shares, par value NT$10.00 per share. The initial conversion price will be NT$11.00 per common share, subject to adjustment in certain events. See Exhibit 10.10 hereto for an English summary of the terms and conditions of the bonds.

D.          Exchange Controls

Foreign Exchange

          Set forth below are the period-end noon buying rates in effect between the NT dollar and the U.S. dollar, expressed in NT dollars per U.S. dollar, for the periods indicated.

Period-End	NT$ per US$1.00

1998	32.27
1999	31.39
2000	33.17
2001
First Quarter	32.85
Second Quarter	34.48
Third Quarter	34.56
Fourth Quarter	35.00
2002
First Quarter	35.00
Second Quarter	33.46
Third Quarter	34.92
Fourth Quarter	34.70
2003
January	34.61
February	34.78
March	34.75
April	34.85
May	34.71
June (through June 26)	34.60

Source	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York

          Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated by the Ministry of Finance and by the Central Bank of China to handle foreign exchange transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

          Aside from trade-related foreign exchange transactions, Taiwan companies and residents may, without foreign exchange approval, remit to and from Taiwan foreign currencies of up to US$50 million, or its equivalent, and US$5 million, or its equivalent, each calendar year. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. In addition, all private enterprises are required to register all medium and long-term foreign debt with the Central Bank of China.

          In addition, a foreign person may, subject to certain requirements but without foreign exchange approval, remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if the required documentation is provided to the Taiwan authorities. This limit applies only to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

E.        Taxation

ROC Taxation

General

          The following summary addresses the principal ROC tax consequences of the ownership and disposition of common shares or ADSs to a nonresident individual or non-resident entity that holds such common shares or ADSs (a “Non-ROC Holder”). As used in the preceding sentence, a “non-resident individual” (a “Non-ROC Individual”) is a foreign national individual who is not physically present in the ROC for 183 days or more during any calendar year in which he or she owns common shares or ADSs and a “non-resident entity” (a “Non-ROC Entity”) is a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and does not have a fixed place of business or other permanent establishment in the ROC.

          ADS HOLDERS AND COMMON SHARE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF OWNING THE ADSs OR COMMON SHARES IN TAIWAN AND ANY OTHER RELEVANT TAXING JURISDICTION TO WHICH THEY ARE SUBJECT.

ADSs

          Dividends. Dividends, whether in cash or stock declared by us out of retained earnings and distributed to a Non- ROC Holder in respect of our shares represented by ADSs are subject to ROC withholding tax, currently at a rate of 20% on the amount of the distribution, in the case of cash dividends, or on the par value of the distributed shares, in the case of stock dividends. The Depositary may dispose of a portion of the dividends to pay such tax. Distributions of stock dividends out of capital reserves are not subject to ROC withholding tax.

          Sale. Transfers of ADSs are not subject to ROC securities transaction tax. Gains on sale of ADSs are not subject to ROC income tax.

Common Shares

          Dividends. Dividends (whether in cash or common shares) declared by us out of retained earnings and distributed to a Non-ROC Holder in respect of common shares are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the par value of the common shares (in the case of stock dividends).

          Distributions of common shares declared by us out of capital reserves are not subject to ROC withholding tax.

          Sale. Security transaction tax will be withheld at the rate of 0.3% of the transaction price upon a sale of common shares.

          Capital gains on transactions in securities issued by ROC companies are exempt from income tax. This exemption applies to capital gains derived from the sale of common shares.

          Preemptive Rights. Distributions of statutory subscription rights for the common shares in compliance with the ROC Company Law are not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempted from income tax but are subject to securities transaction tax, currently at the rate of 0.3% of the gross sales amount. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of (i) 25% of the gains realized by Non-ROC Entity Holders and (ii) 35% of gains realized by Non-ROC Individual Holders. Subject to compliance with ROC law, we have the sole discretion to determine whether statutory subscription rights shall be evidenced by the issuance of securities.

Inheritance Tax and Gift Tax

          ROC inheritance tax is payable on any property situated within the ROC of a deceased Non-ROC Individual, and ROC gift tax is payable on any property situated within the ROC donated by such person. Inheritance tax is payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC inheritance and gift tax law, bonds and shares issued by ROC companies are deemed situated within the ROC irrespective of the location of the owner. It is unclear whether a holder of ADRs will be considered to own common shares for this purpose.

Tax Treaties

          The United States does not have an income tax treaty with the ROC. At present, the ROC has income tax treaties with Australia, Gambia, Indonesia, Malaysia, Macedonia, the Netherlands, New Zealand, Singapore, South Africa, Swaziland, United Kingdom and Vietnam which limit the rate of withholding tax on dividends or interest paid with respect to shares or bonds in ROC companies. It is unclear whether a Non-ROC Holder will be considered to own common shares for the purposes of such income tax treaties. Accordingly, holders of common shares who are otherwise entitled to the benefits of the relevant income tax treaty should consult their own tax advisors concerning their eligibility for benefits under the treaty with respect to the common shares.

          An amendment to the ROC Income Tax Law (the “Amendment”) was enacted on January 1, 1998, to integrate the corporate income tax and the shareholder dividend tax with the aim of eliminating the double taxation effect for resident shareholders of Taiwanese corporations. In accordance with the Amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, the retained earnings tax can be credited against the 20% withholding tax imposed on the Non-ROC Holders up to 10% of the declared dividends.

United States Federal Income Taxation

General

          The following discussion addresses the principal United States federal income tax consequences to United States Holders, as defined below, of purchasing, owning and disposing of ADSs or common shares, but it does not purport to be a comprehensive description of all of the United States federal income tax considerations that maybe relevant to a decision to purchase, own, or dispose of the ADSs or common shares and does not address the tax treatment under applicable state or local tax laws or the laws of any jurisdiction other than the United States. The following discussion only applies to United States Holders (as defined below) that:

•	own ADSs and common shares as capital assets; and

•	actually and constructively own less than 10% of our voting stock.

          In particular, this discussion does not address special United States federal income tax situations, such as the consequences applicable to persons who are subject to special treatment because they are:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons liable for alternative minimum tax;

•	persons who hold ADSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	persons who are citizens or residents of a possession or territory of the United States;

•	persons who hold ADSs or common shares pursuant to certain retirement plans;

•	persons who receive ADSs or common shares as compensation for services;

•	persons whose “functional currency” is not the U.S. dollar; or

•	partners in a partnership that holds ADSs or common shares.

          The following discussion of United States federal income tax matters is based:

•	on the federal income tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements and Treasury regulations, changes to any of which after the date of this annual report could apply on a retroactive basis and affect the tax consequences described in this annual report;

•	in part, on representations by the depositary, and assumes that each obligation under the applicable deposit agreement and any related agreements will be performed in accordance with their terms; and

•	in part, on certain representations made by us with respect to the nature of our past, present and future income and assets.

          As used in this discussion, the term “United States Holder” means a Beneficial owner of ADSs and common shares that is:

•	an individual who is a citizen or resident (as defined below) of the United States;

•	a corporation organized under the laws of the United States or any State or the District of Columbia (“U.S. Corporation”);

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

          If a partnership holds our ADSs or common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. We encourage any such partners to consult their own tax advisor.

          A “resident” of the United States generally includes an individual that (i) is lawfully admitted for permanent residence in the United States; (ii) is present in the United States for 183 days or more during a calendar year; or (iii)(a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a three-year period ending with such calendar year, and (c) does not have a closer connection to a “tax home” that is located outside the United States.

          A “Non-United States Holder” is any Beneficial owner of ADSs or common shares that is not a United States Holder as defined above.

HOLDERS OF ADSs OR COMMON SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES, INCLUDING PARTICULARLY THE POSSIBLE IMPLICATIONS OF THE PASSIVE FOREIGN INVESTMENT COMPANY RULES DISCUSSED BELOW AS WELL AS THE EFFECT OF ANY STATE OR LOCAL TAX LAWS OR THE LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

ADSs and Common Shares

          For United States federal income tax purposes, a United States Holder will be treated as the Beneficial owner of the common shares underlying its ADSs, and exchanges of common shares for ADSs, and ADSs for common shares, will not be subject to United States federal income tax.

          Taxation of Dividends. Subject to the discussion under “ — Passive Foreign Investment Company Status”

below, distributions, other than certain pro rata distributions of common shares and rights to acquire common shares discussed below, in respect of common shares to United States Holders, including the amount of any ROC tax withheld, will constitute foreign source dividend income for United States federal income tax purposes to the extent these distributions are made from our current or accumulated earnings and profits, as determined in accordance with United States federal income tax principles. Dividend distributions in respect of ADSs, other than certain pro rata distributions of common shares and rights to acquire common shares discussed below, including the amount of any ROC tax withheld, will generally constitute partly foreign source and partly United States source dividend income. These dividends will not be eligible for the dividends received deduction otherwise allowed to U.S. Corporations. Such dividend income will be includable in the gross income of a United States Holder as ordinary income on the day it is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs. A non-corporate United States Holder of ADSs will generally be eligible for reduced rates of tax (i.e., the rates applicable to net long-term capital gain, which are 5% and 15%) with respect to dividends on ADSs under section 1(h) of the Code if the United States Holder has held the ADSs for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date. For the purpose of determining the holding period, no account is taken of days on which the holder’s risk of loss with respect to the ADSs is diminished by virtue of various hedging strategies described in section 246(c) of the Code. To the extent, if any, that the amount of any distribution of this type exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a tax-free return of the United States Holder’s tax basis in its ADSs and common shares, and then, to the extent that any distribution of this type is in excess of the United States Holder’s tax basis, as capital gain. Any such distributions in excess of our current and accumulated earnings and profits will not give rise to foreign source income, and a United States Holder will not be able to use the foreign tax credit arising from any ROC withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The amount of any cash distribution paid in NT dollars will generally equal the U.S. dollar value of the NT dollar distribution, including the amount of any ROC tax withheld, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the NT dollars received are not converted into U.S. dollars on the date of receipt, a United States Holder will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Generally, gain or loss, if any, realized on a subsequent conversion or other disposition of the NT dollars will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

          Subject to specified limitations, including holding period requirements, ROC taxes withheld from dividend distributions maybe eligible for credit against the United States Holder’s United States federal income taxes or, at the United States Holder’s option, for deduction from United States taxable income. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will generally be “passive” income or, in the case of certain United States Holders, “ financial services” income. Due to the complexity of the rules governing foreign tax credits, we encourage United States Holders of ADSs and common shares to consult their own tax advisors concerning the availability of foreign tax credits under their particular circumstances. Certain distributions of common shares and rights to acquire common shares that are made on a pro rata basis to our stockholders, including holders of ADSs, will not be subject to United States federal income tax. Accordingly, any distributions of this type will not give rise to United States federal income tax against which ROC tax withheld with respect to the distribution, if any, maybe credited. Any ROC tax of this kind generally will be creditable only against a United States Holder’s United States federal income tax liability with respect to “general limitation income” and not “passive income” or “ financial services income.” The basis of any common shares or rights to acquire common shares received pro rata in a tax-free distribution by United States Holders will be determined by allocating the United States Holder’s basis in his existing common shares or rights to acquire common shares between the existing common shares or rights to acquire common shares and the newly issued common shares or rights to acquire common shares in proportion to their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the existing common shares at the time of distribution (unless the United States Holder makes an election to allocate the basis in his existing common shares as described above) or (ii) the rights are not exercised and thus expire.

          Sale or Other Disposition of Common Shares or ADSs. Subject to the discussion under “ — Passive Foreign Investment Company Status” below, a United States Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of ADSs or common shares in an amount equal to the difference between the United States Holder’s adjusted basis in the ADSs or common shares and the amount realized on the disposition. This capital gain or loss will be long-term capital gain or loss if the United States Holder has held the ADSs or common shares for more than one year at the time of the sale or exchange. The holding period of the ADSs or common shares will include the holding period of the bonds converted into such ADSs or common shares. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum rate of 15% in respect of property held for more than one year. For corporate United States Holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations for both corporate and non-corporate United States Holders. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss. United States Holders should note that any ROC securities transaction taxes imposed on a sale may not be eligible for credit and may not be eligible for deduction against the United States Holder’s United States federal income taxes. In the event that any ROC securities taxes are not eligible for deduction, however the amount of any such taxes will reduce the amount realized by the United States Holder upon the disposition of the common shares or ADSs.

Passive Foreign Investment Company Status

          Certain adverse United States federal income tax rules apply to United States persons who are holders of equity interests in a corporation classified as a “passive foreign investment company” (“PFIC”). Based on current and projected financial data, we believe that we will not currently be treated as a PFIC for United States federal income tax purposes and we do not expect to become one in the future, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and the composition and valuation of our assets. In general, we will be a PFIC with respect to a United States Holder if, for any taxable year in which the United States Holder holds ADSs or common shares , after the application of certain “look through” rules to the assets and income of 25% or greater owned subsidiaries, either:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the average percentage by value of our assets during the taxable year is attributable to assets that produce or are held for the production of passive income.

          If we are treated as a PFIC, a United States Holder will be subject to taxation under one of three alternative tax regimes. Under the first regime, a United States Holder that does not make a qualified electing fund election or a mark-to-market election, as described below, would be subject to special, generally unfavorable, rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or common shares; and

•	any “excess distribution” by us to the United States Holder.

          Generally, “excess distributions” are any distributions to the United States Holder in respect of the ADSs or common shares during a single taxable year that are greater than 125% of the average annual distributions received by the United States Holder in respect of the ADSs or common shares during the three preceding taxable years or, if shorter, the United States Holder’s holding period for the ADSs or the common shares (which would include the holding period of the bonds converted into such ADSs or common shares).

          Under the PFIC rules, if no special election is made:

•	the gain or excess distribution would be allocated ratably over the United State Holder’s holding period;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge, which maybe nondeductible in the case of United States Holders that are individuals, generally applicable to underpayments of tax would be imposed in respect of the deferred tax attributable to each such year.

          Under the second regime, a United States Holder actually or constructively owning “marketable stock” (within the meaning of the Code and regulations promulgated thereunder) of a PFIC maybe able to avoid the imposition of the PFIC tax rules described above by making a mark-to-market election. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges that meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. The common shares are listed on the Taiwan Stock Exchange and existing ADSs are listed on Nasdaq. Nasdaq is a qualified exchange for purposes of “marketable stock” and the mark-to-market election, but the Taiwan Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. In addition, both the ADSs listed on Nasdaq and the common shares listed on the Taiwan Stock Exchange would need to be regularly traded on such exchanges in order for the ADSs and common shares to be potentially eligible for the mark-to-market election.

          Generally, pursuant to this election, such holder would include in ordinary income an amount equal to the increase in the market value of such stock during the taxable year and would be allowed to recognize an ordinary loss for any decrease in such market value to the extent of prior gain recognized. The mark-to-market election would be effective for the taxable year for which made and all subsequent taxable years, unless the stock ceased to be marketable, or the Internal Revenue Service consented to the revocation of the election. United States Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

          In the case of a United States Holder who does not make a mark-to-market election, the special PFIC tax rules described above will not apply to such United States Holder if the United States Holder makes an election to have us treated as a “qualified electing fund” and we provide certain required information to such holders.

          Under this third regime, a United States Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our net capital gain (the excess of net long-term capital gain over net short-term capital loss) and ordinary earnings, at long-term capital gains and ordinary income rates, respectively, for each of our taxable years during which we are treated as a PFIC, regardless of whether or not such amounts are actually distributed. The United States Holder’s basis will be increased to reflect such taxed but undistributed amounts of income. Distributions of income that have previously been taxed will result in a corresponding reduction in the United States Holder’s basis and will not be taxed again as a distribution to the United States Holder. United States Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election. For a United States Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements, in the event that we are treated as a PFIC.

United States Federal Income Taxation of Non-United States Holders

          Subject to the discussion of United States backup withholding tax below, a Non-United States Holder of ADSs or common shares will not be subject to United States federal income or withholding tax on distributions on a common share or ADS or gains realized on the sale of ADSs or common shares, provided that (i) such income items are not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States (or, in the case where a Non-United States Holder is eligible for the benefits of an income tax treaty with the United States, the Non-United States Holder does not have a permanent establishment or fixed place of business in the United States to which such income is attributable), (ii) the Non-United States Holder is not or was not present in or does not have or did not have a permanent establishment or fixed place of business in the United States, (iii) there has not been a present or former connection between the Non-United States Holder and the United States, including, without limitation, such Non-United States Holder’s status as a citizen or former citizen, or resident or former resident, of the United States, and (iv) in case of a gain from the sale or disposition of ADS or common shares by an individual, the Non-United States Holder is not present in the United States for 183 days or more during the taxable year of the sale. Where a Non-United States Holder that is also a corporation for United States federal income tax purposes is subject to United States federal income tax in respect of such items of income in the same manner as a United States Holder, such items of income, net of United States federal corporate income taxes, may also be subject to an additional “ branch profits tax” of 30% (or such lower rate as maybe specified by a tax treaty for whose benefits the Non-United States Holder corporation is eligible).

United States Backup Withholding Tax and Information Reporting

          Payments made by a paying agent within the United States to the United States Holders other than corporations and other exempt recipients in respect of the ADSs or common shares maybe subject to information reporting to the United States Internal Revenue Service. A backup withholding tax on amounts received will apply to those payments if a non-exempt United States Holder fails to provide certain identifying information, such as the holder’s taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Currently, this backup withholding rate is 30% for payments made in 2002 and 2003, but this rate will be reduced to 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter. Non-United States Holders maybe required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

          Any amounts withheld under the backup withholding tax rules from a payment to a holder generally will be allowed as a refund or a credit against such holder’s United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

F.     Dividends and Paying Agents

          Not applicable.

G.     Statement by Experts

          Not applicable.

H.     Documents on Display

          We are required to file reports and other information with the SEC under the provisions of the U.S. Securities Exchange Act of 1934 which apply to foreign private issuers. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC. We do not intend to file any other reports, including interim reports on Form 10-Q. These reports and other information filed, submitted or to be submitted by us can be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D. C. 20549

Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60611-2511

          Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D. C. 20549, at prescribed rates.

          The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are required to make our SEC filings as electronic filings using the EDGAR system, commencing with this annual report on Form 20-F. This annual report and our future filings will be available at the website referred to above.

          Our periodic reports and other information may also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D. C. 20006. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934 which require the furnishing and govern the content of proxy statements, and our executive officers, directors, supervisors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.     Subsidiary Information

          Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

          For the purposes of compiling the respective tables, the following rates have been used:

•	The exchange rates as at December 31, 2002 are based on the official exchange rates as determined by the Bank of Taiwan, being NT$34.7=US$1.00 and NT$0.2924=JPY1.00.

•	Interest rates are derived from the prevailing interest rate swap market in the respective currencies as at January 2, 2003.

Interest Rates

          Our exposure to interest rate risk relates primarily to our long-term debt, which is normally entered into to fund our corporate activities, primarily for capital expenditures. Other interest rate sensitive short-term assets and liabilities include mainly cash in banks and bank loans.

          The table below presents the period-end principal amounts outstanding and the contractual rate, where applicable, or the related weighted-average implied forward interest rate by year of maturity, of our debt obligations.

          Principal (notional) amount by expected maturity for non-trading purposes

								Fair value
								December 31,
	2003	2004	2005	2006	2007	Thereafter	Total(2)(3)	2002

Rate sensitive assets
Cash
Variable rate	8,836,581						8,836,581	8,836,581
Average interest rate	0.26%						0.26%
Fixed rate	1,894,949						1,894,949	1,894,949
Average interest rate	1.24%						1.24%
Others	14,402						14,402	14,402
Rate sensitive liabilities
Long term debt
Zero coupon convertible debentures due 2003 (1)	3,607,189						3,607,189	3,465,618
1% convertible debentures due 2005 (2)	3,054,477						3,054,477	3,545,306
Unsecured 0.5% convertible debentures due 2007(3)		6,341,862					6,341,862	5,973,650
Zero coupon convertible debentures due 2007(4)			2,915,424				2,915,424	2,558,644
Zero coupon convertible debentures due 2008(5)		3,127,500					3,127,500	0
US$ debt
Variable rate	1,166,210	1,166,210	34,750				2,367,170	2,367,170
Average interest rate	2.20%	2.20%	2.20%
NT$ debt
Fixed rate				3,000,000			3,000,000	3,056,599
Average interest rate				3.30%				8,770,610
Variable rate	991,430	641,426	1,497,666	1,441,236	1,264,986	2,933,867	8,770,610
Average interest rate	3.80%	3.80%	3.80%	3.80%	3.80%	3.80%
Purchased call option(1)
Notional amount	3,607,189						3,607,189
Redemption price(1)	23.4226

(1)	In 1998, we issued zero coupon convertible debentures in the amount of US$150 million due in 2003. The debentures were privately placed with a financial institution. We subsequently purchased 15 call option contracts which in total cover the full principal amount of the debentures. Each option covers US$10 million of the debentures and can be exercised at our discretion on business days until the maturity of the debentures. We are required to exercise a minimum of two options at any given time. On exercise of an option we will receive from the financial institution the portion of the debentures covered by the option and will pay to the institution a settlement amount. The settlement amount is the sum of the “relevant hedge amount” plus the principal amount of the debentures under the option exercised. The “relevant hedge amount” is the sum of the net present value of a hypothetical swap transaction, plus an accrued interest amount. The hypothetical swap transaction swaps a strip of U.S. dollar floating interest payments, calculated using 3 month LIBOR plus 0.45%, plus the U.S. dollar notional amount, paid at maturity, for a single Japanese yen payment at maturity. The Japanese yen payment is calculated as the U.S. dollar notional amount converted to the Japanese yen at a fixed exchange rate of 135. Under the hypothetical swap transaction we receive the U.S. dollar payments and pay the Japanese yen payment. The U.S. dollar notional amount of the hypothetical swap is the same as the principal amount of the options being exercised. The accrued interest amount is calculated on the swap notional amount using the last U.S. dollar 3 month LIBOR reset rate of the swap plus 0.45%. The accrual period is from the last reset date of the swap and the exercise date of the option. If any options remain unexercised at the maturity of the contracts, the principal amount of those options multiplied by 129.755% will be exchanged with the financial institution for Japanese yen at a fixed exchange rate of 135. We receive U.S. dollars and pay Japanese yen. We exercised two of the options on January 22, 2000 and five of the options on June 26, 2000. As of December 31, 2002, approximately US$80 million principal amount of the debentures and eight of the options remain outstanding. As April 23, 2003, we exercised our option to redeem all the remaining outstanding bonds US$80 million.

(2)	In January 2000, we issued US$200 million aggregate principal amount of our unsecured 1% convertible debentures due 2005.

(3)	In February 2002, we issued US$169.2 million aggregate principal amount of our unsecured 0.5% convertible debentures due 2007.

(4)	In December 2002, we issued zero coupon convertible debentures in the amount of NT$3.2 billion due 2007.

(5)	In February 2003, we issued zero coupon convertible debentures in the amount of US$80 million due in 2008. In March 2003, we issued the over-allotment in the amount of US$10 million due in 2008.

Foreign Currencies

          A significant portion of our revenues are denominated in currencies other than the NT dollar. As of December 31, 2002, most of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars and Japanese yen. In addition, as of December 31, 2002, most of our long-term debts were in U.S. dollars, including the long-term debentures. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments to hedge our currency exposure. These hedging transactions are designed to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for these contracts on a hedge accounting basis.

          Most of our sales are denominated in Japanese yen and our debts are in U.S. dollars. An appreciation of the Japanese yen against the NT dollar would result in a foreign exchange gain to us from our underlying sales. However, a depreciation of the Japanese yen against the NT dollar would result in a foreign exchange loss to us. Conversely, an appreciation of the U.S. dollar against the NT dollar would result in a foreign exchange loss to us, while a depreciation of the U.S. dollar against the NT dollar would result in a foreign exchange gain to us. To reduce the foreign exchange loss from a depreciation of Japanese yen, we entered into foreign exchange option contracts.

          If the Japanese yen appreciates, it is highly likely that the counter-parties would exercise the options. However, we would be compensated from the gain from our underlying Japanese yen sales and use the U.S. dollars received to pay down the U.S. dollar debts. If the Japanese yen depreciates, it is highly likely the counter-parties would not exercise the option, and the premiums received would provide us additional cash flow against the foreign exchange loss from our sales as a result of the weak Japanese yen.

          In writing the options described, we could be considered to be taking on additional foreign exchange risk. To mitigate this risk, a number of the contracts we entered into include “barriers”. These barriers have the effect that, if the Japanese yen exchange rate to U.S. dollar exceeds a given rate, the contracts are automatically terminated. The barriers have the impact of reducing the upfront cost of the options. The written option contracts, either entered into with or without barriers, do not qualify as hedges for accounting purposes and accordingly are carried in our financial statements at fair value. For U.S. GAAP purposes, beginning on January 1, 2001, all of our derivative contracts are accounted for at fair value through our statement of operations.

          The table below presents our assets and liabilities denominated in currencies other than the NT dollar functional currency and the outstanding forward foreign exchange, cross currency interest rate swap and option contracts as of December 31, 2002 by expected year of maturity.

          Principal (notional) amount by expected maturity for non-trading purposes

							Fair value
	2003	2004	2005	2006	Thereafter	Total	December 31, 2002

	(NT$ in thousands)
Liabilities denominated in foreign currencies
JPY
US$(1)	8,453,734	11,283,560	367,287			20,104,581	22,731,036
Financial instruments
CCS
Sell JPY/Buy US$							20,895
Buy US$	139,000					139,000
Sell JPY	118,372					118,372

(1)	In January 2000, we issued US$200 million unsecured 1% convertible debentures due 2005. As of December 31, 2002, there was approximately US$72.1 million aggregate principal amount of these debentures outstanding. In May 1998, we issued US$150 million unsecured zero coupon convertible debentures due 2003. As of December 31, 2002, there were approximately US$80 million aggregate principal amount of these debentures outstanding. In February 2002, we issued US$169.2 million aggregate principal amount of our unsecured 0.5% convertible debentures due 2007. In 2003, we issued US$90 million aggregate principal amount of our zero coupon convertible debentures due 2008.

Market Price Sensitivity Analysis

Equity Swap

          On July 16, 1999, we entered into an equity swap with a financial institution, with the underlying reference equity being our common shares. If the final average share price, which is evaluated monthly at a predetermined date over the life of the contract, is greater than the initial share price, we would be entitled to receive that value from the financial institution. If the final average share price is less than the initial share price, then we would pay this amount to the financial institution. However, the contract is subject to a floor of 95%, which limits our risk exposure should the final average share price fall by more than 5% of the initial share price. The notional amount of the contract is US$55 million (equivalent to NT$1.7 billion at the rate of US$1.00=NT$30.90).

          We pay six-month LIBOR plus 1.75% on the notional amount to the financial institution for this equity swap. The interest rate sensitivity of these payments are included in the tabular presentation of interest rate sensitivity above.

          The above equity swap would have expired on July 16, 2002 but was terminated early on February 2, 2000, which resulted in a gain of US$7 million (equivalent to NT$218 million) to us.

Equity Contract

          On May 5, 1998, we issued convertible debentures amounting to US$150 million, which were privately placed with a financial institution. One of our wholly-owned subsidiaries subsequently entered into a call option contract with the financial institution, the underlying reference being the convertible debentures. The terms of the contract provided that the notional amount of US$150 million is divided into fifteen options and our subsidiary is entitled to exercise the options separately, at the discretion of the subsidiary during the life of the contract, but at a minimum number of two and a maximum number fifteen. We simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen into New Taiwan dollars and New Taiwan dollars into United States dollars. Subsequently, the option contract and the currency swaps were combined into one contract. The subsidiary exercised two options and five options on January 22, 2000 and June 26, 2000, respectively. As of December 31, 2002, the outstanding portion of this compound derivative contract had a negative fair value of US$14.5 million (NT$504 million), and the carrying amount had a negative fair value of US$10.3 million (NT$359 million).

          In May 2003, we settled the contract by paying US$13 million (NT$456 million).

          In June 2000, we entered into a contract with a financial institution for the settlement of five options relating to our zero coupon convertible debenture due 2003 with the underlying reference being 47,727,535 of our common shares. The contract, as amended, will expire on May 5, 2004. As of December 31, 2002, the remaining underlying reference was 53,253,964 of our common shares. If the share price is greater than the predetermined contract price, we would pay the differences between the two amounts to the financial institution. The contract rate at which the contract is settled is based in US dollars, and our share price is converted into US dollars using current NT dollars to US dollars exchange rates in order to determine the settlement amount. The contract rate as of December 31, 2002 was US$1.3656. The carrying amount of this contract as of December 31, 2002 was a loss of US$39.9 million (NT$1,385 million) while the fair value was a loss of US$54.3 million (NT$1,888 million).

          In April 2003, we extended this contract to May 2004 and recorded the additional obligation on a ROC GAAP basis in the amount of NT$719 million based on market price of the underlying shares of NT$9.5 per share at that time.

Item 12. Description of Securities Other than Equity Securities

          Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

          As of December 31, 2002, we were not in default in the payment of principal or interest to any of our lenders.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15. Controls and Procedures

          An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

          Not applicable.

Item 16B. Code of Ethics

          Not applicable.

Item 16C. Principal Accountant Fees and Services

          Not applicable.

PART III

Item 17. Financial Statements

          We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

          Reference is made to pages F-1 to F-78 for year-end financial statements.

Item 19. Exhibits

Exhibit
Number	Description

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation)*.

8.1	List of subsidiaries of the Company*.

10.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(1).

10.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee*.

10.3	Indenture, dated as of February 1, 2000, by and between the Company and The Bank of New York, as trustee(2).

10.4	Indenture, dated as of May 5, 1998, by and between the Company and The Bank of New York, as trustee(3).

10.5	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(4).

10.6	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(5).

10.7	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(6).

10.8	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II Site(7).

10.9	Indenture, dated as of February 7, 2002, by and between the Company and The

Bank of New York, as trustee(8).

10.10	Summary of terms and conditions of domestic convertible bonds issued December 12, 2002 (English summary)*.

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(2)	Incorporated by reference to Exhibit 2.3 to the Company’s Form 20-F filed with the Commission on July 14, 2000.

(3)	Incorporated by reference to Exhibit 2.4 to the Company’s Form 20-F filed with the Commission on July 14, 2000.

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(8)	Incorporated by reference to Exhibit 10.9 to the Company’s Form 20-F filed with the Commission on July 1, 2002.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

     We have audited the accompanying consolidated balance sheets of Macronix International Co., Ltd. as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macronix International Co., Ltd. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of China.

     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for shares owned by subsidiaries as required by ROC Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock.”

     Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the consolidated shareholders’ equity as of December 31, 2001 and 2002, and the consolidated results of operations for each of the three years in the period ended December 31, 2002, to the extent summarized in note 20 to the consolidated financial statements.

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

/s/ Diwan, Ernst & Young

Taipei, Taiwan, R.O.C.
March 5, 2003

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2002
(Amounts in thousands except share and per share data)

ASSETS	Notes	2001	2002

		NT$	NT$	US$
Current assets
Cash and cash equivalents	3	12,560,954	7,394,361	213,094
Restricted investments-current	10	34,000	3,351,572	96,587
Short-term investments	4	1,243,907	1,185,324	34,159
Notes and accounts receivable (net)	5	2,319,225	2,710,193	78,104
Inventories (net)	6	7,298,502	5,140,820	148,150
Deferred income taxes (net)	14	761,889	495,112	14,268
Prepaid expenses		566,709	606,577	17,481
Others		572,709	416,655	12,007

Total current assets		25,357,895	21,300,614	613,850

Property, plant and equipment	10,15,16
Land		1,359,287	1,354,931	39,047
Buildings		13,362,736	18,315,334	527,819
Production equipment		41,038,791	42,937,505	1,237,392
Research and development equipment		1,216,401	1,518,588	43,763
Office furniture and equipment		904,795	940,814	27,113
Leased equipment		966,347	1,750,658	50,451
Construction in progress		7,103,107	7,534,791	217,141

Total property, plant and equipment		65,951,464	74,352,621	2,142,726
Less: Accumulated depreciation		(26,389,547)	(34,323,303)	(989,144)

Net property, plant and equipment		39,561,917	40,029,318	1,153,582
Deferred income taxes (net)	14	1,193,526	1,451,245	41,823
Intangible assets (net)		854,535	1,051,228	30,295
Long-term equity investments	7	1,502,672	1,827,089	52,654
Restricted investments-non-current		1,721,801	260,625	7,511
Other assets		2,116,436	2,199,942	63,399

Total assets		72,308,782	68,120,061	1,963,114

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2001 and 2002
(Amounts in thousands except share and per share data)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2001	2002

		NT$	NT$	US$
Current liabilities
Short-term debts	8	733,950	2,159,151	62,223
Current portion of capital lease obligations	9	322,073	625,989	18,040
Current portion of long-term debts	10	2,877,581	8,721,428	251,338
Notes and accounts payable		1,095,469	1,385,826	39,937
Payables to related parties	15	133,177	156,809	4,519
Payables to equipment suppliers		1,010,363	1,551,915	44,724
Accrued expenses		2,958,637	3,016,253	86,924
Income taxes payable	14	403,963	304,444	8,774
Others		96,905	434,991	12,536

Total current liabilities		9,632,118	18,356,806	529,015

Long-term liabilities
Capital lease obligations, less current portion	9	1,615,738	980,525	28,257
Long-term debts, less current portion	10	17,892,680	18,358,201	529,055
Accrued pension cost	11	24,533	105,194	3,031
Other liabilities		88	104,253	3,004
Minority interest		—	788	23

Total liabilities		29,165,157	37,905,767	1,092,385

Commitments and contingencies	16
Shareholders’ equity	12
Common shares NT$10 par value, authorized 4,500,000,000 and 5,350,000,000 shares as of December 31, 2001 and 2002, and issued 3,359,342,613 and 3,691,276,875 shares as of December 31, 2001 and 2002, respectively		33,593,426	36,912,769	1,063,769
Additional paid-in capital		5,949,964	2,630,621	75,810
Capital reserve		16,360	356	10
Legal reserve		1,707,053	1,708,689	49,242
Special reserve		1,425	378,657	10,912
Retained earnings (accumulated deficit)		2,249,996	(9,469,175)	(272,887)
Unrealized losses on long-term investments		(647,618)	(979,081)	(28,215)
Cumulative translation adjustments		273,019	219,894	6,337
Treasury stock	13	—	(1,188,436)	(34,249)

Total shareholders’ equity		43,143,625	30,214,294	870,729

Total liabilities and shareholders’ equity		72,308,782	68,120,061	1,963,114

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2000, 2001 and 2002
(Amounts in thousands except share and per share data)

	Notes	2000	2001	2002

		NT$	NT$	NT$	US$
Sales revenue		33,810,791	22,036,281	16,647,525	479,756
Less: Sales returns		(273,154)	(208,920)	(42,650)	(1,229)
Sales discounts		(44,529)	(80,131)	(112,411)	(3,240)

Net sales revenue		33,493,108	21,747,230	16,492,464	475,287
Cost of goods sold		(15,493,667)	(11,674,103)	(17,104,860)	(492,935)

Gross profit (loss)		17,999,441	10,073,127	(612,396)	(17,648)
Less:Unrealized profit as of December 31, 2002		—	—	(2,895)	(83)

Realized gross profit (loss)		17,999,441	10,073,127	(615,291)	(17,731)

Operating expenses
Selling expenses		(940,347)	(611,406)	(567,660)	(16,359)
Administrative expenses		(1,772,441)	(2,120,718)	(1,838,025)	(52,969)
Research and development		(3,143,896)	(3,825,049)	(3,805,742)	(109,676)

Total operating expenses		(5,856,684)	(6,557,173)	(6,211,427)	(179,004)

Operating income (loss)		12,142,757	3,515,954	(6,826,718)	(196,735)

Other income
Research and development subsidies		30,914	—	—	—
Interest income		541,387	495,611	216,937	6,252
Foreign exchange gain		293,480	453,965	—	—
Gain on disposal of property, plant and equipment		15,543	21,284	252	7
Gain on disposal of long-term investments		—	—	27,791	801
Net gain on short-term investments		—	75,582	—	—
Others		63,695	309,497	220,908	6,366

Total other income		945,019	1,355,939	465,888	13,426

Other expenses
Interest expense		(1,265,902)	(1,173,312)	(1,237,902)	(35,675)
Foreign exchange losses		—	—	(321,266)	(9,258)
Inventory loss provision		(80,775)	(2,586,505)	(2,929,284)	(84,417)
Loss on disposal of property, plant and equipment		(5,935)	(7,262)	—	—
Net loss from equity investment		(601,187)	(395,088)	(141,077)	(4,066)
Net investment loss		(15,941)	(384,438)	(273,865)	(7,892)
Others		(107,115)	(248,273)	(72,897)	(2,101)

Total other expenses		(2,076,855)	(4,794,878)	(4,976,291)	(143,409)

Income (loss) before taxes and minority interest		11,010,921	77,015	(11,337,121)	(326,718)
Income tax expense	14	(398,097)	(943,495)	(19,898)	(574)

Income (loss) before minority interest		10,612,824	(866,480)	(11,357,019)	(327,292)
Minority interest loss		—	—	356	10

Net income (loss)		10,612,824	(866,480)	(11,356,663)	(327,282)

Earnings Per Common Share:
Net income (loss) per common share - basic		NT$2.93	(NT$0.23)	(NT$3.10)	(NT$0.09)

Net income (loss) per common share - diluted		NT$2.91	(NT$0.23)	(NT$3.10)	(NT$0.09)

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock	2
Net loss				(11,426,697)	(329,300)

Net loss per common share - basic				(NT$3.12)	(NT$0.09)

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 2001 and 2002
(Amounts in thousands except share and per share data)

	2000	2001	2002

	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	10,612,824	(866,480)	(11,356,663)	(327,282)
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Depreciation	5,656,781	7,443,341	8,107,296	233,640
Amortization	391,419	562,415	634,805	18,294
Deferred income taxes	(126,113)	849,259	9,058	261
Gain on disposal of long-term investments	—	—	(27,791)	(801)
Net loss (net gain) on short-term investments	(77,059)	(6,446)	4,631	133
Allowance (reversal of allowance) for bad debts	91,048	9,431	14,918	430
Inventory provision	80,775	2,586,505	2,929,284	84,417
Net loss from equity investment	601,187	395,088	141,077	4,066
Write off on long term investments	—	384,438	—	—
Loss from charge on long-term investee	93,000	—	—	—
Net gain on disposal of property, plant and equipment	(9,608)	(14,022)	(252)	(7)
Net changes in operating assets and liabilities
Notes and accounts receivable	(2,196,738)	3,005,685	(405,886)	(11,697)
Inventories	(1,712,693)	(4,597,771)	(767,482)	(22,118)
Other current assets	(79,528)	124,968	156,054	4,497
Prepaid expenses	(79,852)	(158,460)	(43,988)	(1,268)
Notes and accounts payable	377,003	(555,561)	290,357	8,368
Payables to related parties	21,135	(172,956)	23,632	681
Accrued expenses	1,814,958	335,752	57,616	1,660
Income taxes payable	432,252	(294,655)	(99,519)	(2,868)
Other current liabilities	229,798	(196,083)	338,086	9,743
Other liabilities	492	(404)	—	—
Accrued pension cost	1,772	3,265	80,661	2,325

Net cash provided by operating activities	16,122,853	8,837,309	85,894	2,474

Cash flows from investing activities:
Decrease (increase) in restricted investments	774,375	182,000	(1,856,396)	(53,498)
Proceeds from disposal of marketable securities	3,305,855	9,164,765	7,661,859	220,803
Payments for purchase of marketable securities	(3,417,022)	(10,091,281)	(7,691,078)	(221,645)
Additions to long-term equity investments	(754,784)	(1,492,004)	(762,940)	(21,987)
Proceeds from disposals of long-term equity investments (non-marketable securities)	12,500	3,038	—	—
Payments for purchase of property, plant and equipment	(11,948,143)	(9,432,281)	(8,433,728)	(243,047)
Proceeds from disposals of property, plant and equipment	177,446	92,658	6,023	174
Other assets	(125,105)	(405,231)	(83,506)	(2,407)
Additions to intangible assets	(549,269)	(635,249)	(436,686)	(12,586)
(Additions) deductions to other liabilities — refundable deposits	(159,187)	(1,721,801)	60	2

Net cash used in investing activities	(12,683,334)	(14,335,386)	(11,596,392)	(334,191)

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)
For the years ended December 31, 2000, 2001 and 2002
(Amounts in thousands except share and per share data)

	2000	2001	2002

	NT$	NT$	NT$	US$
Cash flows from financing activities:
Proceeds from short-term debts	7,209,095	5,025,485	12,559,352	361,941
Repayments of short-term debts	(6,832,979)	(5,878,037)	(11,134,151)	(320,869)
Proceeds from short-term notes	—	2,600,000	4,630,000	133,429
Repayments of short-term notes	(248,409)	(2,600,000)	(4,630,000)	(133,429)
Proceeds from long-term debts and capital lease obligations	6,170,000	7,424,432	12,288,062	354,123
Repayments of long-term debts and capital lease obligations	(1,944,964)	(4,048,757)	(6,309,991)	(181,844)
Subscriptions received	3,613,555	—	—	—
Distribution of directors’ and supervisors’ remuneration	—	(190,148)	—	—
Common stock repurchased	—	—	(1,046,071)	(30,146)
Minority interest	—	—	788	23

Net cash provided by financing activities	7,966,298	2,332,975	6,357,989	183,228

Effect of exchange rate changes on cash and cash equivalents	1,189	164,162	(14,084)	(406)

Net increase (decrease) in cash and cash equivalents	11,407,006	(3,000,940)	(5,166,593)	(148,895)
Cash and cash equivalents at the beginning of the year	4,154,888	15,561,894	12,560,954	361,987

Cash and cash equivalents at the end of the year	15,561,894	12,560,954	7,394,361	213,092

Supplemental disclosures of cash flow information:
Interest paid during the year	1,225,134	1,157,978	1,176,317	33,900

Income tax paid during the year	55,795	568,013	152,985	4,409

Non-cash activities:
Current portion of long-term debts and capital lease obligations transferred to current liabilities	3,263,543	3,199,654	9,347,417	269,378

Payments for purchases of property, plant and equipment:
Payable to equipment suppliers (beginning balance)	1,510,163	1,364,891	1,010,363	29,117
Add: Purchases of property, plant and equipment	11,802,871	9,077,753	8,975,280	258,654
Less: Payable to equipment suppliers (ending balance)	(1,364,891)	(1,010,363)	(1,551,915)	(44,724)

Payments for purchases of property, plant and equipment	11,948,143	9,432,281	8,433,728	243,047

Convertible bonds converted to common stock	4,022,584	—	—	—

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2000, 2001 and 2002
(Amounts in thousands except share and per share data)

		Additional
	Common	paid-in	Subscriptions	Capital	Legal	Special
	shares	capital	received	reserve	reserve	reserve

	NT$	NT$	NT$	NT$	NT$	NT$

Balance as of January 1, 2000	19,644,060	4,801,195	448,812	5,778	556,745	—
Appropriation and distribution of 1999 retained earnings:
Legal reserve	—	—	—	—	90,270	—
Stock dividends	2,765,785	(2,127,527)	—	—	—	—
Issuance of additional common shares for cash	1,355,900	2,706,467	(448,812)	—	—	—
Conversion of convertible bonds	978,346	3,044,238	—	—	—	—
Gain on disposal of property, plant and equipment transferred to capital reserve	—	—	—	12,435	—	—
Unrealized losses on long-term investments	—	—	—	—	—	—
Net income, 2000	—	—	—	—	—	—
Cost of investment in excess of purchased assets of an equity investee	—	—	—	(1,853)	—	—
Cumulative translation adjustment	—	—	—	—	—	—

Balance as of December 31, 2000	24,744,091	8,424,373	—	16,360	647,015	—

Appropriation and distribution of 2000 retained earnings:
Special reserve	—	—	—	—	—	1,425
Legal reserve	—	—	—	—	1,060,038	—
Stock dividends	8,849,335	(2,474,409)	—	—	—	—
Remuneration of directors and supervisors	—	—	—	—	—	—
Unrealized losses on long-term investments	—	—	—	—	—	—
Net loss, 2001	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—

Balance as of December 31, 2001	33,593,426	5,949,964	—	16,360	1,707,053	1,425

Appropriation and distribution of 2001 retained earnings:
Special reserve	—	—	—	—	—	377,232
Capital reserve transferred back to retained earnings	—	—	—	(16,360)	1,636	—
Additional paid-in capital transferred to common stock (331,934,262 shares)	3,319,343	(3,319,343)	—	—	—	—
Unrealized loss on long-term investments	—	—	—	—	—	—
Recognition of an investee’s capital reserve	—	—	—	356	—	—
Net loss, 2002	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—
Common stock repurchased	—	—	—	—	—	—
Treasury stock owned by subsidiaries	—	—	—	—	—	—

Balance as of December 31, 2002	36,912,769	2,630,621	—	356	1,708,689	378,657

Balance as of December 31, 2002(US$)	1,063,769	75,810	—	10	49,242	10,912

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained	Unrealized losses
	earnings	on long-term	Translation	Treasury
	(accumulated deficit)	investments	adjustments	stock	Total

	NT$	NT$	NT$	NT$	NT$

Balance as of January 1, 2000	902,696	(23,289)	47,647	—	26,383,644
Appropriation and distribution of 1999 retained earnings:
Legal reserve	(90,270)	—	—	—	—
Stock dividends	(638,258)	—	—	—	—
Issuance of additional common shares for cash	—	—	—	—	3,613,555
Conversion of convertible bonds	—	—	—	—	4,022,584
Gain on disposal of property, plant and equipment transferred to capital reserve	(12,435)	—	—	—	—
Unrealized losses on long-term investments	—	(84,011)	—	—	(84,011)
Net income, 2000	10,612,824	—	—	—	10,612,824
Cost of investment in excess of purchased assets of an equity investee	(31,544)	—	—	—	(33,397)
Cumulative translation adjustment	—	—	58,228	—	58,228

Balance as of December 31, 2000	10,743,013	(107,300)	105,875	—	44,573,427

Appropriation and distribution of 2000 retained earnings:
Special reserve	(1,425)	—	—	—	—
Legal reserve	(1,060,038)	—	—	—	—
Stock dividends	(6,374,926)	—	—	—	—
Remuneration of directors and supervisors	(190,148)	—	—	—	(190,148)
Unrealized losses on long-term investments	—	(540,318)	—	—	(540,318)
Net loss, 2001	(866,480)	—	—	—	(866,480)
Cumulative translation adjustment	—	—	167,144	—	167,144

Balance as of December 31, 2001	2,249,996	(647,618)	273,019	—	43,143,625

Appropriation and distribution of 2001 retained earnings:
Special reserve	(377,232)	—	—	—	—
Capital reserve transferred back to retained earnings	14,724	—	—	—	—
Additional paid-in capital transferred to common stock (331,934,262 shares)	—	—	—	—	—
Unrealized loss on long-term investments	—	(331,463)	—	—	(331,463)
Recognition of an investee’s capital reserve	—	—	—	—	356
Net loss, 2002	(11,356,663)	—	—	—	(11,356,663)
Cumulative translation adjustment	—	—	(53,125)	—	(53,125)
Common stock repurchased	—	—	—	(1,046,071)	(1,046,071)
Treasury stock owned by subsidiaries	—	—	—	(142,365)	(142,365)

Balance as of December 31, 2002	(9,469,175)	(979,081)	219,894	(1,188,436)	30,214,294

Balance as of December 31, 2002(US$)	(272,887)	(28,215)	6,337	(34,249)	870,729

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands except share, per share, and percentage data)

1.	Organization and Business

The Company

Macronix International Co., Ltd. was incorporated in the Hsinchu Science Based Industrial Park (“HSIP”) under the laws of the Republic of China (the “ROC”) on December 9, 1989. Macronix International Co., Ltd. operates principally as a designer, manufacturer, and supplier of integrated circuits and memory chips.

Consolidation

The accompanying consolidated financial statements include all domestic and foreign subsidiaries that are more than 50% owned and controlled. The wholly owned subsidiaries of Macronix International Co., Ltd. include Macronix America, Inc. (“MXA”), Macronix (B.V.I.) Co. Ltd., Huiv Ying Investment, Ltd., Kang Bao Investment, Ltd., Run Hong Investment, Ltd., Magic Pixel Inc. In addition, the four wholly-owned subsidiaries of Macronix (B.V.I.) Co., Ltd including Wedgewood International Ltd., New Trend Technology Inc., Macronix Europe N.V., and Macronix Pte Ltd. and Huiv Ying Investment, Ltd.’s 92.5% owned subsidiary, Joytech Technology Co., are also consolidated. Macronix International Co., Ltd. and its subsidiaries are hereinafter collectively referred to as the “Company” or “Macronix.” All significant inter-company balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”). ROC GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Application of US GAAP would have affected shareholders’ equity as of December 31, 2001 and 2002, and the results of operations for each of the three years in the period ended December 31, 2002 to the extent summarized in note 20.

Use of Estimates

The preparation of financial statements in conformity with ROC GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Foreign Currency Translation

Macronix International Co. Ltd. maintains its accounting records in New Taiwan dollars (“NT dollars” or “NT$”), the national currency of the ROC. Transactions denominated in foreign currencies are recorded in NT dollars using the exchange rates in effect at the date of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in the statements of operations.

The assets and liabilities of the foreign subsidiaries are translated into NT dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders’ equity.

Financial instruments

a. Foreign exchange forward contracts

A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

b. Currency option contracts

At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

c. Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate.

The difference between the related floating rate interest and fixed rate interest at the balance sheet date is dealt with in the statement of operations. The realized gains and losses upon settlement are dealt with in the statement of operations.

d. Structured deposits

A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract.

The respective interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are dealt with in the statement of operations in the period incurred.

e. Other derivative financial instruments

The Company has entered into other derivative financial instruments for trading and hedging purposes. Other derivative financial instruments are accounted for as described in note 19.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Information Expressed in US Dollars

The financial statements are stated in NT dollars, the national currency of the ROC. Translation of NT dollar amounts into US dollar amounts is included solely for the convenience of the readers outside Taiwan and has been made at the rate of NT$34.7 to US $1 ( on the basis of noon buying rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002). No representation is made that the NT dollar amounts could have been, or could be, converted into US dollars at that or any other rate.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and others. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method is applied to each major category.

Short-Term Investments

Short-term investments are carried at the lower of cost or market value at the balance sheet date using the weighted average cost method.

Long-Term Investments

Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings	5 to 20	years
Production equipment	1 to 5	years
Research and development equipment	1 to 5	years
Office furniture and equipment	1 to 10	years
Leased equipment	5	years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses. Interest incurred associated with the additions of property, plant and equipment is capitalized until those assets are ready for use.

Lease agreements

Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments net of executory costs are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets

Intangible assets are originally recorded at cost and are amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of convertible bonds are amortized over the contracts’ lives and durations of the bonds, respectively. Computer software is amortized over one to three years, while other assets are over one to five years. Accumulated amortization of intangibles amounted to NT$1,653,834 and NT$2,288,639 (US$65,955) as of December 31, 2001 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the ROC, the Company makes a monthly contribution equal to 2% of the wages and salaries paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in the committee’s name. Therefore, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, ROC Statement of Financial Accounting Standards No. 18 “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligation be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31, 1995, the minimum pension liability was recorded for the excess of accumulated pension obligation over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on the straight-line basis over the employees’ average remaining service period of about twenty five years.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized using the flow-through method.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Revenue Recognition

Revenue is recognized when it is realized or realizable and when it is earned. Revenue from the sale of products is recognized when ownership is transferred to the customer, which normally is when shipment is made. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

Employee Bonuses

Amounts distributed to employees, directors and supervisors pursuant to the Company’s articles of incorporation on the distribution of earnings, are recorded as an appropriation from retained earnings in the period shareholder approval is obtained for the distribution of the Company’s earnings. If such distribution is made in the form of common shares, the amount transferred from retained earnings is based on the par value of the common shares issued.

Research and Development Subsidies

Government subsidies for research and development are recorded as revenue in the period the qualifying research and development activities are undertaken.

Minority Interests

Minority interest in the Consolidated Statements of Operations includes interest in the earnings or losses of less than wholly owned subsidiaries and the pre-acquisition earnings of companies acquired during the year that the Company was not entitled to recognize.

Net Income Per Common Share

In accordance with R.O.C. Statement of Financial Accounting Standard No.24, “Earnings per Share”, the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earnings per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common stock divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator should include or add back potential common stock dividends, interest and other conversion revenues (expenses). The denominator should include all potentially dilutive common shares.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The weighted average numbers of outstanding common shares for the calculation of basic earnings per share are computed as follows:

	2000	2001	2002

Number of common shares outstanding on January 1	1,964,406,063	2,474,409,144	3,359,342,613
Issuance of common shares for cash on January 22, 2000	128,160,411	—	—
Bonds converted to common shares on February 18, 2000	22,720,465	—	—
Bonds converted to common shares on March 7, 2000	1,193,644	—	—
Bonds converted to common shares on June 26, 2000	35,460,102	—	—
Bonds converted to common shares on November 9, 2000	264,659	—	—
Weighted average effect of 2000 stock dividend	275,142,476	—	—
Stock dividends and transfer of capital reserve to capital on May 28, 2001 (30%)	—	742,322,744	—
Employee bonus transfer to capital on May 28, 2001	139,898,381	142,610,725	—
Weighted average effect of 2001 stock dividend	728,204,346	—	—
Weighted-average number of treasury stock	—	—	(26,205,248)
Stock dividends on July 13, 2002	—	—	333,313,737
Weighted average effect of 2002 stock dividend	329,545,055	335,934,261	—

Subtotal	3,624,995,602	3,695,276,874	3,666,451,102
Less: Treasury stock owned by subsidiaries	—	—	(6,023,152)

Weighted-average number of shares	3,624,995,602	3,695,276,874	3,660,427,950

Basic and diluted earnings per share (the “EPS”) were calculated as follows:

	2000	2001	2002

Basic EPS:
Income (loss) available to common share holders	10,612,824	(866,480)	(11,356,663)

Weighted average common shares outstanding	3,624,995,602	3,695,276,874	3,660,427,950

Basic EPS	2.93	(0.23)	(3.10)

Diluted EPS:
Income available to common share holders	10,612,824	(866,480)	(11,356,663)

Income impact of assumed conversion of convertible	487,451	—	—

Income available to common shares plus assumed	11,100,275	(866,480)	(11,356,663)

Weighted average common shares outstanding	3,624,995,602	3,695,276,874	3,660,427,950
Weighted average assumed conversion of convertible	195,006,994	—	—

Adjusted weighted average shares	3,820,002,596	3,695,276,874	3,660,427,950

Diluted EPS	2.91	(0.23)	(3.10)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The diluted earnings per share calculation excludes the statement of operations impact of NT$433,525 and NT$413,809 related to the assumed conversion of convertible bonds into 210,301,619 weighted average shares and 374,454,410 weighted average shares for 2001 and 2002, respectively. The impact of the assumed conversion has been excluded due to the anti-dilutive effect.

     Pro-forma data:

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock for 2002, the net loss and loss per share would be as follows:

	For the year ended
	December 31, 2002

	NT$	US$
Net loss	(11,356,663)	(327,282)
Unrealized short-term investment loss	(70,034)	(2,018)

Net loss (pro-forma)	(11,426,697)	(329,300)

	Amount (numerator)			Net loss per share

			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

2002:
Basic EPS (pro-forma)
Net loss	$(11,426,696)	$(11,426,696)	3,666,451,102	$(3.12)	$(3.12)

Treasury Stock

In accordance with the ROC Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. Retroactive adjustments were not required.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Reason and Effect of a Change in Accounting Policies

Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock according to ROC Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock”. The adoption of this statement reduced the net loss and loss per share for 2002 by NT$ 70,033 and NT$ 0.02, respectively. Long-term equity investments and shareholders’ equity decreased by NT$ 142,365.

3.	Cash and Cash Equivalents

	December 31,

	2001	2002

	NT$	NT$	US$
Petty cash	49,690	55,257	1,593
Checking and savings accounts	1,681,924	5,760,903	166,020
Time deposits	8,247,274	1,025,330	29,548
Cash equivalents	2,582,066	552,871	15,933

Total	12,560,954	7,394,361	213,094

4.	Short-Term Investments

	December 31,

	2001	2002

	NT$	NT$	US$
Marketable securities	159,061	—	—
Mutual funds	1,135,272	1,202,539	34,655
Less: Allowance for market value decline	(50,426)	(17,215)	(496)

Net	1,243,907	1,185,324	34,159

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

5.	Notes and Accounts Receivable (Net)

	December 31,

	2001	2002

	NT$	NT$	US$
Notes receivable	68,798	95,947	2,765
Accounts receivable	2,446,443	2,825,129	81,416

Total	2,515,241	2,921,076	84,181
Less: Allowance for doubtful accounts	(196,016)	(210,883)	(6,077)

Net	2,319,225	2,710,193	78,104

6.	Inventories (Net)

	December 31,

	2001	2002

	NT$	NT$	US$
Merchandise	16,343	82,102	2,366
Finished goods	1,710,658	2,422,366	69,809
Work in process	8,287,946	8,038,534	231,658
Raw materials	361,175	229,586	6,616
Supplies	165,468	119,484	3,443
Others	578	483	14

Total	10,542,168	10,892,555	313,906
Less: Allowance for market value decline and obsolescence	(3,243,666)	(5,751,735)	(165,756)

Net	7,298,502	5,140,820	148,150

The insurance coverage for inventories amounted to $9,752,705 and $6,700,681(US$193,103) as of December 31, 2001 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

7.	Long-Term Equity Investments

	December 31, 2001

			Percent
	Shares	NT$	Owned

Accounted for under cost method:
Chantek Electronic Co., Ltd. **	15,211,746	—	8.89%
United Industrial Gases Co., Ltd.	5,274,212	58,500	3.41%
Quality Test System Inc.	4,538,333	—	14.64%
Chien Cheng Venture Capital Co., Ltd.	8,000,000	80,000	15.38%
Ardentec Corp.	23,987,500	237,500	11.78%
Powertech Co. Ltd.	7,034,500	83,135	3.17%
Taiwan Mask Corp.**	714	81	—*
Chipbond Technology Corp.**	11,988,450	189,936	8.57%
Pico Netics Inc.	1,000,000	31,455	4.00%
Global Strategic Investment Fund	2,000,000	69,900	2.52%
FueTrek Co., Ltd.	480	43,342	17.65%
Tower Semiconductor Ltd.**	2,855,779	1,281,408	11.28%

Subtotal		2,075,257
Less: Allowance for market value decline		(647,618)

Net		1,427,639

Accounted for under equity method:
Caesar Technology, Inc.	74,129,603	—	29.65%
Prominent Communications, Inc.	6,100,000	42,022	32.54%
Biomorphic VLSI Inc.	4,660,252	14,126	35.60%
Raio Electronic Co. Ltd.	3,140,000	18,885	26.17%

Subtotal		75,033
Total		1,502,672

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

	December 31, 2002

				Percent
	Shares	NT$	US$	owned

Accounted for under cost method:
Caesar Technology, Inc.	74,129,603	—	—	29.65%
Chantek Electronic Co., Ltd. **	15,211,746	—	—	4.35%
United Industrial Gases Co., Ltd.	5,274,212	58,500	1,686	3.38%
Quality Test System Inc.	4,538,333	—	—	14.64%
Chien Cheng Venture Capital Co., Ltd.	8,000,000	80,000	2,305	15.38%
Ardentec Corp.	23,987,500	237,500	6,844	11.78%
Powertech Co. Ltd.	7,386,225	83,135	2,396	2.99%
Taiwan Mask Corp.**	806	81	2	—*
Chipbond Technology Corp.**	10,028,450	158,302	4,562	7.17%
Pico Netics Inc.	1,000,000	31,275	901	4.16%
Global Strategic Investment Fund	2,000,000	69,500	2,003	2.52%
FueTrek Co., Ltd.	480	43,094	1,242	17.65%
Tower Semiconductor Ltd.**	5,932,105	1,847,480	53,242	13.66%

Subtotal		2,608,867	75,183
Less: Allowance for market value decline		(979,081)	(28,215)

Net		1,629,786	46,968

Accounted for under equity method:
Prominent Communications, Inc.	7,300,000	65,864	1,898	35.23%
Biomorphic VLSI Inc.	4,660,252	—	—	35.08%
Raio Electronic Co. Ltd.	3,140,000	11,439	330	28.04%

Subtotal		77,303	2,228

Prepaid Investment
Honbond Venture Capital Co., Ltd.		120,000	3,458	15.00%

Total		1,827,089	52,654

*Less than 0.01%

**Publicly traded.

The Company’s investments in Chantek Electronic Co., Ltd., Taiwan Mask Corp., Chipbond Technology Corp. and Tower Semiconductor Ltd. are classified as marketable equity securities and accounted for at the lower of cost or market.

No long-term equity investments were pledged as of December 31, 2001 and 2002.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

8.	Short-Term Debts

	December 31,

	2001	2002

	NT$	NT$	US$
Letter of credit loans within 180 days at variable interest rates	—	696,176	20,063
Working capital loan due within 180 days at variable interest rates	733,950	1,462,975	42,160

	733,950	2,159,151	62,223

The weighted average interest rate of the short-term debt was 2.66% and 2.32% as of December 31, 2001 and 2002, respectively.

The short-term debt includes a foreign currency facility with a balance outstanding as of December 31, 2002 of US$42,100 (NT$1,462,975).

The Company’s unused short-term lines of credit (including unused letters of credit) amounted to NT$18,202,678 and NT$15,124,176 (US$435,855) as of December 31, 2001 and 2002, respectively.

9.	Capital Lease Obligations

The Company entered into a lease agreement for equipment with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005. The equipment shall, upon expiration of the agreement, belong to the Company. Cost of the equipment amounted to NT$24,946. The lease obligation is repayable in 24 quarterly installments from May 31, 1999 to April 30, 2005. However, Caesar Technology, Inc. was formally placed in liquidation in January 2002. As of April 30, 2002, the Company’s capital lease obligation to Caesar Technology, Inc. amounted to NT$13,958. On August 14, 2002, the Company entered into a settlement with Caesar Technology, Inc. requiring the Company to pay NT$3,215 to acquire the ownership of the equipment, and Caesar Technology should waive its right to claim the remaining capital lease obligation.

In 2001, the Company entered into a lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. Upon the expiry of the agreement, the ownership of the equipment shall be unconditionally transferred to the Company.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Future lease obligations resulted from the above leases as of December 31, 2002 are as follows:

Year	NT$	US$

2003	$671,971	19,365
Less: unrealized interest expense	(45,982)	(1,325)

Current portion	625,989	18,040

2004	671,840	19,361
2005	335,920	9,681

Subtotal	1,007,760	29,042
Less: unrealized interest expense	(27,235)	(785)

Lease obligations – long-term	980,525	28,257

Total lease obligations	$1,606,514	46,297

Accumulated depreciation of assets under capital leases amounted to NT$60,874 and NT$306,402 (US$8,830) as of December 31, 2001 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

10. Long-Term Debt

	Interest Rate		December 31

	2001	2002	2001	2002

	%	%	NT$	NT$	US$
Secured
Medium term loans from one bank, repayable in 8 semi-annual installments from May 2001 to November 2004 with variable interest rates	4.00~8.62	3.00~6.70	300,000	200,000	5,764
Loan from one bank, repayable in 21 quarterly installments from May 1998 to May 2003 with variable interest rates	6.35	5.64	114,000	38,000	1,095
Debentures, 5-year secured debentures repayable in full at maturity in October 2006 with interest paid annually at a fixed interest rate	3.3	3.3	3,000,000	3,000,000	86,455
Medium term loans from 7 banks, repayable in 10 semi-annual installments from December 1998 to June 2003 with variable interest rates, fully repaid before maturity	0.775~0.8092	—	844,349	—	—
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	6.525	5.695	233,600	189,800	5,470
Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to December 2005 with variable interest rates	3.025~7.6	2.525~5.635	4,938,036	3,181,570	91,688
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 to December 2009 with variable interest rates	—	2.854	—	3,000,000	86,455
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	6.655	5.695	889,000	889,000	25,620
Debentures, 5 year secured convertible debentures due May 5, 2003	—	—	2,796,000	2,780,000	80,115
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 to April 2006 with variable interest rates	6.475	5.365	400,000	329,410	9,493
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 to October 2006 with variable interest rates	5.150	5.025	400,000	400,000	11,527
Unsecured
Debentures, 5- year unsecured convertible debentures due February 1, 2005	1.25	1.25	5,554,324	2,505,370	72,201
Debentures, 5- year unsecured convertible debentures due February 7, 2007	—	0.625	—	5,880,534	169,468
Debentures, 5- year unsecured convertible debentures due December 12, 2007	—	—	—	3,200,000	92,219

			19,469,309	25,593,684	737,570
Add: Interest payable			1,300,952	1,485,945	42,823
Less: Current portion			(2,877,581)	(8,721,428)	(251,338)

			17,892,680	18,358,201	529,055

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

On October 29, 2001, the Company issued five-year secured debentures, due in October 2006 amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

The non-interest bearing 5-year secured convertible debentures are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$53.728 per share. As of December 31, 2002, the split adjusted conversion price was NT$23.4226 per share. However, the conversion price is subject to adjustment if there is a capital increase or the issue of other convertible bonds for which the conversion price is less than the market price at the time of such subsequent issue. The convertible debentures are redeemable at 129.775% of par at maturity, or at the option of the Company after May 6, 2001, or at the option of bondholders on May 5, 2003. Sinking fund requirements will apply if, at any time in the 24 months immediately prior to the maturity date of the bonds, the aggregate outstanding amount of principal and accrued interest is greater than the lesser of US$45 million and an amount equal to 30% of the related security letters of credit of US$103,804(NT$3,601,999). The Company has deposited NT$2,897,473 (US$83,381) in compliance with the sinking fund requirements as of December 31, 2002.

The 1.25% 5-year unsecured convertible debentures are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$69 per share. As of December 31, 2002, the split adjusted conversion price was NT$41.3505 per share. However, the conversion price is subject to adjustment if there is a capital increase or the issue of other convertible bonds for which the conversion price is less than the market price at the time of such subsequent issue. The convertible debentures are redeemable at par at maturity or at the option of bondholders at 121.422% of par on February 1, 2003. During 2002, the Company repurchased and cancelled US$86,825 of the debentures from the market. The related debt extinguishment loss of NT$45,144 was not considered unusual or infrequent. Thus it was included in other non-operating expense account instead of extraordinary losses. In addition, during the period from January 1, 2003 to March 5, 2003, the Company repurchased and redeemed, under the request of bondholders, US$71,802 of the debentures from the market. The extinguishment loss amounted to NT$56,967.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The 0.625% 5-year unsecured convertible debentures are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$31.32 per share. As of December 31, 2002, the split adjusted conversion price was NT$28.4727 per share. However, the conversion price is subject to adjustment if there is a capital increase or the issue of other convertible bonds for which the conversion price is less than the market price at the time of such subsequent issue. The convertible debentures are redeemable at par, together with redemption premium, at maturity or at the option of bondholders at 107.845% of par on August 9, 2004.

The non-interest bearing 5-year unsecured convertible debentures are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$11 per share. As of December 31, 2002, the split adjusted conversion price was NT$11 per share. However, the conversion price is subject to adjustment if there is a capital increase or the issue of other convertible bonds for which the conversion price is less than the market price at the time of such subsequent issue. The convertible debentures are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

The above long-term debt, excluding the convertible debentures, as of December 31, 2002 is repayable in US$68,120 (NT$2,367,170) and in NT$5,860,610.

Maturity of existing long-term debt for the 5 years succeeding December 31, 2002 are as follows:

Years	NT$

2003	8,721,428
2004	1,807,636
2005	950,416
2006	3,859,235
2007	9,971,047
After 2007	1,769,867

Total	27,079,629

Certain of the debt agreements require the Company to issue new share capital for cash if the debt to equity ratio is greater than 1.2 to 1.0 for respective loans. In addition, a debt agreement requires the Company to maintain a current ratio of no less than 100 percent.

The Company’s assets pledged as collateral for security for foreign labor, customs clearance deposits, compensated deposits, secured loans and capital leases as of December 31, 2001 and 2002 were as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

	December 31,

Accounts	2001	2002

	NT$	NT$	US$
Restricted Investments-current	34,000	3,351,572	96,587
Restricted investments-non-current	1,721,801	260,625	7,511
Property, plant and equipment	16,197,916	14,986,581	431,890

Total	17,953,717	18,598,778	535,988

11.	Retirement Pension Plan

In 1990, the Company enacted provisions for employees’ retirement. The provisions state that employees are entitled to 2 base points for every year of service for the first 15 years and 1 base point for every additional year of service up to a maximum of 45 base points. Employee pension obligation is computed based on years of service and average salaries or wages for the 6 months prior to approved retirement. Prior to May 1996, the Company made a monthly contribution equal to 2% of the wages and salaries to the pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution in May 1996 was changed to 5% of the wages and salaries paid. However, effective from January 1, 2002, the monthly contribution rate was changed back to 2%. Contributions to the fund are deposited in the Employees’ Retirement Fund Committee’s name.

In August 1999, the Company revised its pension plan to allow early retirement under certain conditions. The resulting prior service cost amounted to NT$32,557 and is amortized on the straight line basis over the employees’ average remaining service period.

The key assumptions underlying the value of the pension assets and obligations are as follows:

	2000	2001	2002

Discount rate	6.0%	5.0%	4.0%
Salary increase	5.5%	4.5%	3.5%
Expected investment return	6.0%	5.0%	4.0%

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The funded status of the Company’s pension plan as of December 31, 2001 and 2002 was as follows:

	December 31,

	2001	2002

	NT$	NT$	US$
Pension obligation
Vested benefit obligation	—	—	—
Non-vested benefit obligation	(291,447)	(397,536)	(11,456)

Accumulated benefit obligation	(291,447)	(397,536)	(11,456)
Effect of future pay increases	(389,883)	(367,091)	(10,579)

Projected benefit obligation	(681,330)	(764,627)	(22,035)
Plan assets at fair value	535,118	589,501	16,989

Projected benefit obligation in excess of plan assets	(146,212)	(175,126)	(5,046)
Unrecognized net transition obligation	58,751	55,659	1,604
Unrecognized prior service cost	29,410	28,108	810
Unrecognized net loss (gain)	33,518	(13,835)	(399)

Accrued pension cost	(24,533)	(105,194)	(3,031)

The components of the 2000, 2001 and 2002 net pension costs are as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$

Service cost	79,843	100,021	114,324	3,295
Interest cost	24,146	25,349	30,577	881
Expected return on plan assets	(23,387)	(28,193)	(25,010)	(721)
Amortization	3,226	1,487	4,394	127

Net pension cost	83,828	98,664	124,285	3,582

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Additional pension disclosures:

	December 31,

	2001	2002

	NT$	NT$	US$
Benefit obligation at January 1	422,491	681,330	19,634
Service cost	100,021	114,324	3,295
Interest cost	25,349	30,577	881
Paid to retirees	(223)	(1,532)	(44)
Increase in unrecognized transition cost	—	—	—
Increase in unrecognized prior service cost	—	—	—
Increase in unrecognized actuarial (gain) loss	133,692	(60,072)	(1,731)

Benefit obligation at the end of the year	681,330	764,627	22,035

Change in plan assets
Fair value of plan assets at the beginning of the year	420,695	535,118	15,422
Actual return on plan assets	19,247	12,639	364
Contributions	95,399	43,624	1,257
Paid	(223)	(1,532)	(44)
Other adjustments	—	(348)	(10)

Fair value of plan assets at the end of the year	535,118	589,501	16,989

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

12.	Shareholders’ Equity

Common Shares

According to the ROC Company Law, when a company issues new shares of common stock for cash, 10% to 15% of the issue must be offered to the company’s employees. According to the Securities and Exchange Law of the ROC, at least 10% of the issue must also be offered to the public.

During the year ended December 31, 2000, convertible debentures totaling NT$4,022,584 were converted to the Company’s common shares and additional paid-in capital which resulted in the issuance of 97,834,589 additional common shares.

On May 3, 2000, the Company’s shareholders resolved in the annual general meeting to increase the authorized share capital to NT$35,000,000. On the same date, the shareholders also resolved to declare a 13% stock dividend which resulted in the issuance of 276,578,492 common shares. The board of directors resolved that the ex-right date was June 13, 2000.

On April 19, 2001, the Company’s shareholders resolved in the annual general meeting to increase the authorized share capital to NT$45,000,000. The shareholders also declared a 30% stock dividend, which resulted in the issuance of 742,322,744 common shares. The board of directors resolved that the ex-right date was May 28, 2001. The Company’s shareholders also resolved to issue 142,610,725 common shares in settlement of the 2000 employee bonus.

The Company has two stock option plans (“2001 plan” and “2002 plan”) that provide for the granting of options to qualified employees for purchase of the Company’s common shares at the market price of the grant date. Stock options expire in six years from the date granted and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares and 170,000,000 shares under 2001 plan and 2002 plan, respectively. The Company granted 79,400,000 and 160,284,540 shares for the 2001 and 2002 plan, respectively. In 2002 and 2001, no stock options have been exercised.

On May 30, 2002, the Company’s shareholders resolved in the annual meeting to increase the authorized share capital to NT$53,500,000, divided to 5,350,000,000 shares (including 450,000,000 shares reserved for future exercises of stock options). In addition, the shareholders also resolved to declare a 10% stock dividend which resulted in the issuance of 331,934,262 common shares.

As of December 31, 2001 and 2002, the Company's outstanding common stock amounted to NT$33,593,426 and NT$36,912,769, respectively, divided into 3,359,342,613 shares and 3,691,276,875 shares, respectively, each at a par value of NT$10.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Legal Reserve

According to the ROC Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, is appropriated as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares.

Special Reserve

According to the ROC Security Exchange Law, the Company must provide for a special reserve for any debit balance, normally arising from unrealized losses on long-term investments or cumulative translation adjustments, in shareholders’ equity. The reserve related to the debit balance is recorded upon shareholder approval in the period following the fiscal year end in which the debit balance arises.

Capital reserve

According to the ROC Company Law, the capital reserve can only be used for making up deficiencies or distribution of stock dividends. The Company shall not use the capital reserve to make up its losses unless the legal reserve is insufficient for making good such losses.

On May 31, 2002, the Company’s shareholders resolved in the annual meeting to transfer a gain of NT$16,360 earned on disposal of property, plant and equipment to retained earnings.

Income distributions

Prior to May 2000, the Company’s articles of incorporation provide that the net income, after deducting the previous years’ losses and the appropriation of the legal reserve (“Distributable Earnings”), may be appropriated or distributed in the following sequence:

a. Dividend to shareholders at 10% of the Company’s paid-in capital;

b. Employee bonuses at 15% of Distributable Earnings;

c. Remuneration for directors and supervisors’ services at 2% of Distributable Earnings;

d. Shareholders’ bonuses.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The Company’s articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

a. Dividend to shareholders at 83% of the Company’s Distributable Earnings;

b. Employee bonuses at 15% of Distributable Earnings; and

c. Remuneration for directors and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash or in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting of the Company’s shareholders. The Company’s articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Further, with the approval of the shareholders at such meeting, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Distributions are not deductible in the determination of taxable income.

13.	Treasury Stock

On April 24, 2002, the Company’s board of directors authorized the repurchase of up to 335,934,621 shares (NT$9,546,141) from the open market for the purpose of transferring shares to employees. The Company repurchased 40 million shares for NT$1,046,071 in 2002.

According to the Stock Exchange Regulations of Taiwan, total shares repurchased shall not exceed 10% of the Company’s issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital reserve. The Company was approved by Securities and Forwards Commission in April 2002 to repurchase stock. The maximum amount approved to repurchase was NT$9,546,141.

In accordance with the Stock Exchange Regulations of Taiwan, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions during 2002 are as follows :

	January 1, 2002		Additions		Disposals			December 31, 2002

Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Selling price	Shares	Amount	Market Value

Huiv Ying
Investment,
Ltd.	5,475,593	142,365	547,559	—	—	—	—	6,023,152	142,365	72,332
			(note)

(note) Huiv Ying Investment, Ltd. received a 2002 stock dividend of 547,559 shares from the Company.

14.	Income Taxes

The Company is located in the HSIP. In order for business operations to be eligible to be located in the HSIP, the operations must be high technology related manufacturing activities. Based on the HSIP regulations, a preferential income tax rate of 20%, instead of 25% applicable to other business entities located in Taiwan, is imposed on profits generated from HSIP business operations through 2000. Beginning 2001, the preferential income tax rate of 20% is no longer available to HSIP business operations.

The Company is entitled to a four-year income tax exemption period on income generated from the expansion of operations located in the HSIP. Such exemption period must start within four years from the date the expanded operations begin operational activities. Alternatively, the Company may irrevocably elect to utilize tax credits at 15% of the cost of expansion operations located in the HSIP, during a five year period beginning in the year taxable income is first generated from the expanded operations. The Company has elected to start the four-year tax exemption period to be from January 1, 2001 to December 31, 2004.

As of December 31, 2002, unused tax credits available to reduce future taxable income amounted to NT$4,066,198. The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except for the last of the five years, for which there is no limit. Details are as follows:

Expiration Years	NT$	US$

2003	1,160,243	33,437
2004	121,285	3,495
2005	1,138,922	32,822
2006	1,645,748	47,428

Total	4,066,198	117,182

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Under the rules of R.O.C. Income Tax Law, operating losses can be carried forward for five years. As of December 31, 2002, the unutilized loss carryforwards amounted to NT$2,244,203, which will expire in 2007.

The components of income tax expense (benefit) and deferred income tax assets and liabilities are as follows:

Components of income tax expense (benefit):

	December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Current	524,210	94,236	10,840	313
Deferred	(126,113)	849,259	9,058	261

Total	398,097	943,495	19,898	574

The reconciliation of book income tax expense (benefit) computed at the Company’s preferential 20% tax rate through 2000 and a 25% tax rate beginning in 2001 to income tax expense (benefit) recorded is summarized below:

	December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Expected income tax expense (benefit)	2,202,184	19,254	(2,834,280)	(81,679)
Undistributed earnings tax	—	465,488	318,378	9,176
Additional tax assessment	93,246	58,879	—	—
Effect of tax exempt earnings	—	(256,260)	—	—
Tax credits earned	(1,548,034)	(920,993)	(1,405,069)	(40,492)
Change in valuation allowance	(630,739)	1,255,102	3,318,646	95,638
Net gain on long-term equity investment	120,237	(20,466)	(13,194)	(380)
Effect of rate change	104,973	—	653,667	18,837
Impact of industrial park reduced tax rates	—	317,936	—	—
Others	56,230	24,555	(18,250)	(526)

Income tax expense	398,097	943,495	19,898	574

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Components of deferred income tax assets and liabilities:

	December 31,

	2001	2002

	NT$	NT$	US$
Deferred tax liabilities
Tax depreciation in excess of book depreciation	536,015	253,074	7,293
Unrealized foreign exchange gains	—	45,900	1,323
Others	—	47	1

Total deferred tax liabilities	536,015	299,021	8,617

Deferred tax assets
Tax credits	2,979,508	4,066,198	117,182
Inventory provision	501,304	444,135	12,799
Bad debt allowance	25,917	13,710	395
Accrued royalty expense	132,543	52,127	1,502
Unrealized foreign exchange loss	114,461	11,853	342
Loss carryforwards	—	2,244,203	64,674
Others	235,088	229,189	6,605

Total deferred tax assets	3,988,821	7,061,415	203,499
Valuation allowance	(1,497,391)	(4,816,037)	(138,791)

Net deferred tax assets	2,491,430	2,245,378	64,708

Total net deferred tax assets	1,955,415	1,946,357	56,091

Net deferred tax assets-current	761,889	495,112	14,268
Net deferred tax assets-non-current	1,193,526	1,451,245	41,823

Total net deferred tax assets	1,955,415	1,946,357	56,091

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

15.      Related Party Transactions

a.	Related Parties and Relationships

Related parties	Relationships

Caesar Technology, Inc. (“Caesar”)	Equity investee of the Company

Biomorphic VLSI. Inc. (“Biomorphic”)	Equity investee of the Company

Prominent Communications, Inc. (“PCI”)	Equity investee of the Company

Chantek Electronic Co., Ltd. (“Chantek”)	The Company was represented on Chantek’s board of directors up to October 29, 2001.

United Industry Gases Co., Ltd. (“UIG”)	The Company is UIG’s supervisor.

Powertech Technology, Inc. (“Powertech”)	The Company is represented on Powertech’s board of directors.

Ardentech Corporation (“Ardentech”)	The Company is represented on Ardentech’s board of directors.

Tower Semiconductor, Ltd. (“Tower”)	The Company is represented on Tower’s board of directors.

Chiao Tung Bank (“Chiao Tung”)	Chiao Tung Bank was represented on the Company’s board of directors up to November 26, 2002.

FueTrek Co., Ltd. (“FueTrek”)	The Company is represented on FueTrek’s board of directors.

Raio Technology Co., Ltd. (“Raio”)	The Company is represented on Raio’s board of directors.

b.	Transactions with related parties

(a) Sales to related parties were as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Raio	63,198	88,721	158,194	4,559
PCI	—	—	155,923	4,493
Biomorphic	—	9,749	15,298	441

Total	63,198	98,470	329,415	9,493

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Sales prices to Prominent, Biomorphic and Raio are not comparable with those of regular customers.

The general collection terms with related parties are 45-60 days, which is similar to regular customers.

(b)	Manufacturing processing charges to related parties for the years ended December 31, 2000, 2001 and 2002, are summarized as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Caesar	593,965	240,003	—	—
Chantek	390,190	103,873	—	—
Powertech	96,197	106,263	172,778	4,979
Ardentech	63,538	108,329	240,686	6,936

Total	1,143,890	558,468	413,464	11,915

Such charges form a part of cost of goods sold.

(c)	The Company purchased industrial gases from UIG totaling NT$116,944, NT$119,137 and NT$109,940(US$3,168) for the years ended December 31, 2000, 2001 and 2002, respectively. Such purchases form a part of cost of goods sold.

(d)	During the years ended December 31, 2001 and 2002, the Company purchased wafers from Tower totaling NT$157,263 and NT$136,047 (US$3,921). Such purchases form a part of cost of goods sold. In September 2001, the Company utilized US$16 million of its prepaid credit account to purchase 1,255,848 Tower shares for US$12.75 per share. Moreover, as stated in 16.e, the Company made the third and the fourth milestone payments to Tower on April 23, 2002 and October 1, 2002, respectively, which in aggregate, increased the Company’s investment in Tower by US$13,201 (NT$458,069) and the prepaid credit account by US$8,800 (NT$305,379), respectively. As of December 31, 2002, NT$490,586 (US$14,138) remained in the prepaid credit account.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

(e)	Merchandise purchased from related parties were as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
PCI	97	232	404,717	11,663
Biomorphic	—	3,300	46,716	1,346
Raio	—	2,653	13,863	400

Total	97	6,185	465,296	13,409

(f)	The Company entered into an IP License Agreement with FueTrek. Total amount of this agreement was NT$10,050 (US$290) and remained unpaid as of December 31, 2002.

(g)	Refer to note 9 for the Company’s capital lease agreement with Caesar.

(h)	Accounts receivables from related parties as of December 31, 2001 and 2002 were as follows.

	December 31,

	2001	2002

	NT$	NT$	US$
PCI	3	33,237	958
Raio	10,198	27,498	793
UIG	—	21,200	611
Biomorphic	—	15,999	461
Others	9,875	—	—

Total	20,076	97,934	2,823
Less : Allowance for doubtful accounts	—	(7,000)	(202)

	20,076	90,934	2,621

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

(i)	Payables to related parties as of December 31, 2001 and 2002 were as follows:

	December 31,

	2001	2002

	NT$	NT$	US$
PCI	—	32,091	925
Caesar	28,538	—	—
Chantek	20,321	—	—
UIG	10,290	8,517	245
Powertech	34,723	60,292	1,737
Tower	11,183	17,070	492
Ardentech	24,290	31,255	901
Others	3,832	7,584	219

Total	133,177	156,809	4,519

(j)	As of December 31, 2002, the Company has prepaid Biomorphic NT$29,646(US$854) for the purchase of merchandise. Such amount was accounted for under prepaid expenses.

(k)	Loans

	Year ending December 31, 2001

	Maximum balance
			Ending		Interest
	Amount	Month	balance	Interest rate	expense

Chiao Tung	6,275,370	March	5,052,036	1.5%-7.79%	$337,381

	Year ending December 31, 2002

	Maximum balance
			Ending		Interest
	Amount	Month	balance	Interest rate	expense

Chiao Tung	6,440,948	November	6,418,928	2.09%-5.92%	170,071

(l)	The Company acted as guarantor for a loan to Biomorphic to a maximum amount of US$3,400. As of December 31, 2001 and 2002, such loan amounted to US$3,400 and US$2,750, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

16.      Commitments and Contingencies

The Company’s commitments and contingencies, not included in the financial statements, as of December 31, 2002 were as follows:

a.	Letters of credit issued for future deliveries of inventories and equipment amounted to NT$1,114,272 (US$32,112).

b.	The Company’s significant construction and machinery contracts totaled approximately NT$14,907,493 (US$429,611). The Company has paid NT$11,765,939 (US$339,076) pursuant to these contracts as of December 31, 2002.

c.	Operating Leases:

The land on which the Company’s buildings are located are leased from the HSIP. The leases expire in the years 2010 to 2015 and are renewable at the Company’s option.

Future minimum payments under non-cancelable operating leases as of December 31, 2002 are as follows:

	Operating Leases

	NT$	US$
2003	64,064	1,846
2004	64,064	1,846
2005	64,064	1,846
2006	64,064	1,846
2007	64,064	1,846
Thereafter	415,625	11,978

Total minimum lease payments	735,945	21,208

Rental expenses under the operating leases amounted to NT$65,524, NT$71,746, NT$72,796 (US$2,098), for the years ended December 31, 2000, 2001 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

d.	On February 18, 1997, Atmel Corporation (“Atmel”) filed a legal action against MXA, one of the Company’s subsidiaries, with the International Trade Commission (“ITC”) for violation of Atmel’s patent No. 903. On June 1, 2001, the ITC issued a Notice of Final Determination and ruled again that MXA did not infringe the 903 patent. Atmel filed a petition to the ITC to reverse its non-infringement finding. On July 26, 2001, the ITC denied Atmel’s petition for reconsideration. The 903 patent expired on September 14, 2001. Atmel did not appeal the final determination and therefore is bound by the ITC’s finding that MXA did not infringe the 903 patent.

In August 1997, Atmel filed another legal action against MXA for violation of Atmel’s patents No. 096 and 747. The first patent is a patent similar to the one in issue with the ITC. The second relates to manufacturing processes used by the Company. MXA applied for summary judgment for both patents. The Court has granted MXA’s motion for summary judgment against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent due to incorrect inventorship, and is awaiting the Court’s decision. There is no set trial date. In light of the results to date, the Company believes that there will be no significant impact on its business, financial condition and results of operations related to this dispute.

As is the case with many companies in the semiconductor industry, the Company may from time to time receive communications from third parties asserting patent or process technology rights to the Company’s products. The Company may enter into discussions with these third parties as to their respective positions and the terms of any possible licenses in respect of these patent or process technology rights. Irrespective of the validity or the successful assertion of these claims, the Company could incur significant costs with respect to the defense of the claims, which could have a material adverse effect on the Company’s financial condition and results of operations. For royalty costs related to potential patent infringement claims or payments that are required to be made in accordance with existing royalty arrangements, the Company accrues royalty expense based on historical experience and specific arrangements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

e.	The Company entered into an agreement with Tower Semiconductor Ltd. (“Tower”), an Israel public company listed on NASDAQ, to purchase silicon wafers to be manufactured by Tower (“Wafer”) in an amount of 25% of then available quarterly manufacturing capacity of a specified production line, after it passes qualification testing, but not more than 4,750 Wafer outs per month (the “Minimum Loading Obligation”) commencing on the date manufacturing on a specified production line commences and ending 12 months following the expected production date, the Minimum Loading Obligation shall, from the third quarter of the expected production date, be reduced by 950 wafer outs per month each quarter. The minimum Loading Obligations may be limited to 15% of Tower’s capacity before Tower proves to the Company that the one time programmable or multiple time programmable pass the production qualification. If the Company maintains specified levels of investment in Tower’s shares, the Company will receive favorable pricing terms on the first 3,800 wafers purchased each month until the contract expires in 2011.

In conjunction with the foundry agreement in December 2000, the Company entered into share purchase agreements with Tower whereby the Company agreed to invest US$75 million in Tower. Following an initial payment of US$20 million for 866,551 shares made in January 2001, upon completion by Tower of certain milestones specified in the agreement, payments to Tower are made in five equal installments of US$11 million each. Upon satisfaction of each milestone, the Company is required to purchase 366,690 shares of Tower. Payment for the first milestone was made in March 2001 and payment for the second milestone was made in April 2001. The Company acquired both 366,690 shares with the first two payments. The payments are held on deposit with Tower and may be used to purchase Tower shares or wafers or make royalty payments.

In September 2001, in connection with Tower’s financial restructuring, the Company (together with the other wafer producers) exchanged US$16,012 of its prepaid credit account to purchase 1,255,848 Tower shares at US$12.75 per share.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

On March 22, 2002, an amendment to the above-mentioned share purchase agreements was implemented. According to this amendment, the Company is required to make the third and fourth milestone payments no later than April 2002 and October 2002, respectively, without regard to whether each milestone is achieved. For 60% of each of the third and fourth milestone payment, Tower is required to issue shares based on the average closing price of Tower’s shares on the NASDAQ in the 30 trading days preceding the date of payments, provided, however, the average price per share shall not exceed US$12.50. For the remaining 40%, Tower is required to increase the Company’s prepayment account. Accordingly, the Company made the third and the forth milestone payment on April 23 and October 1, 2002, respectively. For these payments, the Company acquired 1,071,497 and 1,344,829 of Tower’s shares, respectively, at US$6.16 and US$4.908 per share, respectively. In addition, the Company participated in Tower’s shares offering on October 21, 2002 and acquired 660,000 shares at US$5 per share.

As of December 31, 2002, the Company’s prepaid credit account amounted to NT$491,293 (US$14,138). Pursuant to the terms applicable to the credits issued in connection with the various milestone payments, this account may be used to be applied against wafer purchases by 7.5% to 15%. In addition, this account may in certain circumstances be applied towards the purchase of additional unregistered ordinary shares or credited against other amounts payable by the wafer partners to Tower, including certain payments to be made by the Company under SCM Waiver Agreement dated December 12, 2000.

In February 2003, the board of Tower agreed, subject to shareholders approval, however, to further amend the shares purchase agreement. The terms of the amendment require the payment of US$11,000 for the fifth and also the final milestone and this payment will be made in two installments. The first installment of approximately US$6,600 will be due five business days after the amendment is approved by all required parties, including Tower’s shareholders; the second installment of approximately US$4,400 will be due five business days after Tower has raised additional funds equal to approximately US$22,000, referred to as the Minimum Financing. Immediately following the advancement of the first installment, the Company will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the first installment divided by the average trading price for the ordinary shares of Tower during the thirty consecutive trading days preceding the date that the amendment is approved by Tower’s board of directors. Immediately following the advancement of the second installment, the Company will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the second installment divided by the price per ordinary share of Tower paid in connection with the Minimum Financing (the “Minimum Financing Price”);

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price shall be the average trading price for the ordinary shares of Tower during the thirty consecutive trading days preceding the date the second installment is paid. In addition, under the terms of the amendment, the Company is granted an option to convert all or a portion of its unused prepaid credit account associated with the fourth milestone payment into Tower’s unregistered shares based on the average closing price of Tower’s common shares during the thirty consecutive days preceding December 31, 2005.

As of December 31, 2002, the Company owned approximately 13.66% of Tower’s shares and had NT$491,293 or about US$14,138 remaining on deposit. If Tower is unable to meet the milestones, under certain circumstances, the Company may terminate the agreement and would no longer be required to purchase additional shares according to the terms of the arrangement.

17.     Other Disclosures

a	Property, plant and equipment

Total capitalized interest amounted to NT$310,082, NT$153,373 and NT$363,670 (US$10,480) for the years ended December 31, 2000, 2001 and 2002, respectively.

The insurance coverage for property, plant and equipment amounted to NT$38,575,907, NT$59,526,195 and NT$60,128,403 (US$1,732,807) as of December 31, 2000, 2001 and 2002, respectively.

b	Royalty Revenue Royalty revenue earned amounted to NT$84,973, NT$76,759 and NT$34,462(US$993) for the years ended December 31, 2000, 2001 and 2002, respectively.

c	Significant Subsequent Events

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The Company issued 0% Convertible Bonds (the “Bonds”) totalling US$90,000 on February 10, 2003. The Bonds will mature on February 10, 2008 at a redemption price equal to their principal amount. The Bonds, at the option of the bond holders, are convertible at anytime, except during a closed period, on or after March 12, 2003 and on or before January 11, 2008, into common shares, par value NT$10 per share.

(Unaudited) —	The Company repurchased and cancelled the remaining outstanding convertible debentures issued , totaling US$295, from the market on March 27, 2003. The repurchase price was at 122.96% of par and the related debt the extinguishment loss amounted to NT$88.

(Unaudited) —	The Company repurchased and cancelled the total amount of the second overseas convertible debentures from the market at the price of 129.755% of par on April 23, 2003. The debt extinguishment loss was NT$22,765.

(Unaudited) —	In May 2003, the Company settled the derivative contract relating to the convertible debentures (as discussed in Note 19.f) by paying US$13,147 (NT$456,185).

(Unaudited) —	In April 2003, the Company extended the contract with a financial institution for the settlement of the 5 options (as discussed in Note 19.f) to May 2004.

(Unaudited) —	In March and April 2003, the Company utilized the long-term line of credit with Chaio Tung Bank in an aggregated amount of NT$2,910,000.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

	(Unaudited) —	In April 2003, the Company recorded the additional obligation of SAR I and SAR II on a ROC GAAP basis (as discussed in Note 19.f) in the amount of NT$719,079 based on market price of the underlying shares of NT$9.5 per share at that time.

d	Information on Investments in Mainland China There were not material investments in Mainland China.

e	Other Certain accounts in the financial statements of the Company as of December 31, 2000 and 2001 have been reclassified to conform with the presentation of the current year.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

18.      Segment Information

a)	Segment and geographic data

The Company operates predominantly in one industry segment, the design, manufacturing, and supply of integrated circuits. The Company has two reportable segments, Macronix International Co., Ltd. and Macronix America, Inc. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The Company evaluates performance based on operating income of the respective business units. Segment operating income is revenue less direct and allocable operating expenses. Segment identifiable assets are those which are directly used in or identified to segment operations.

The geographic distributions of the Company’s identifiable assets, operating income and revenues are summarized in the following table.

2000	Domestic	USA	Others	Elimination	Consolidated

	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	28,086,268	3,244,508	2,162,332	—	33,493,108
Sales between geographic areas	4,151,714	61,526	—	(4,213,240)	—

Net Sales	32,237,982	3,306,034	2,162,332	(4,213,240)	33,493,108

Operating income (loss), including other expenses	11,602,123	117,140	(275,948)	292,121	11,735,436

Interest revenue					541,387
Interest expense					(1,265,902)

Income before taxes					11,010,921
Tax expense					(398,097)

Net income					10,612,824

Identifiable assets	71,205,052	1,493,371	2,407,247	(2,655,039)	72,450,631

Capital expenditures	11,785,823	4,807	12,241	—	11,802,871

Depreciation and amortization	6,045,466	2,734	—	—	6,048,200

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

2001	Domestic	USA	Others	Elimination	Consolidated

	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	19,315,375	1,625,430	806,425	—	21,747,230
Sales between geographic areas	2,045,346	73,754	—	(2,119,100)	—

Net Sales	21,360,721	1,699,184	806,425	(2,119,100)	21,747,230

Operating income (loss), including other expenses	567,227	(156,008)	19,402	324,095	754,716

Interest revenue					495,611
Interest expense					(1,173,312)

Income before taxes					77,015
Tax expense					(943,495)

Net loss					(866,480)

Identifiable assets	71,974,574	4,076,899	212,175	(3,958,924)	72,304,724

Capital expenditures	8,294,353	777,500	5,900	—	9,077,753

Depreciation and amortization	7,996,672	5,237	3,847	—	8,005,756

2002	Domestic	USA	Others	Elimination	Consolidated

	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	14,686,242	1,378,719	427,503	—	16,492,464
Sales between geographic areas	1,388,914	106,973	109,318	(1,605,205)	—

Net Sales	16,075,156	1,485,692	536,821	(1,605,205)	16,492,464

Operating income (loss), including other expenses	(10,467,666)	(1,110,247)	(1,212)	1,262,969	(10,316,156)

Interest revenue					216,937
Interest expense					(1,237,902)

Income before taxes					(11,337,121)
Tax expense					(19,898)
Minority interest					356

Net loss					(11,356,663)

Identifiable assets	66,320,896	309,266	4,531,592	(3,041,646)	68,120,108

Capital expenditures	8,576,597	—	3,871	—	8,580,468

Depreciation and amortization	8,731,930	4,774	5,397	—	8,742,101

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Major customers

Revenues from customers representing over 10% of total net sales were as follows:

	2000		2001		2002

Customers	NT$	%	NT$	%	NT$	%	US$

Megachips*	10,871,630	32.46	9,181,228	42.22	6,022,198	36.52	173,550
Mitsubishi	2,684,798	8.02	2,556,058	11.75	379,412	2.30	10,934

	13,556,428	40.48	11,737,286	53.97	6,401,610	38.82	184,484

*Megachips is a distributor for Nintendo.

Exports

The Company’s export sales accounted for 74%, 73% and 81% of total net sales for the years ended December 31, 2000, 2001, and 2002, respectively.

Export sales from the ROC were as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$

Japan	15,502,559	10,932,611	8,052,071	232,048
United States	2,639,938	1,454,140	1,308,643	37,713
Hong Kong	2,814,773	1,592,119	2,006,260	57,817
Singapore	1,971,024	1,148,113	1,648,719	47,514
Europe	1,862,740	650,391	345,174	9,947

Total	24,791,034	15,777,374	13,360,867	385,039

Products

The Company's principal products and services consist of memory products, SOC products and services, and multimedia products. The following table sets forth the amounts of total net sales revenue from external customers represented by these products in 2000, 2001 and 2002:

	2000	2001	2002

	NT$	NT$	NT$	US$

Memory products	27,005,719	16,548,453	12,586,083	362,711
SOC products and services	3,542,028	3,212,506	1,010,949	29,134
Multimedia products	1,501,154	1,582,773	2,386,735	68,782
Others	1,761,890	692,549	663,758	19,129

Total sales revenue	33,810,791	22,036,281	16,647,525	479,756
Less: sales returns and discounts	(317,683)	(289,051)	(155,061)	(4,469)

Total net sales revenue	33,493,108	21,747,230	16,492,464	475,287

19.       Financial Instruments

Significant portions of the Company’s revenues are denominated in currencies other than the NT dollar. Most of the Company’s debt and payables for purchases of capital goods are denominated in currencies other than the NT dollar, primarily in US dollars and Japanese Yen. As of December 31, 2002, approximately 55.44% of the Company’s long-term debt was in US dollars and approximately 51.79% of the Company’s accounts receivable were in Japanese Yen. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes financial instruments to hedge its foreign currency exposure. These hedging transactions are designed to reduce the impact of foreign currency exchange rate movements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The Company also entered into certain derivative contracts for trading purposes. To mitigate the credit risk associated with financial instruments, all the counter-parties of the contracts entered into by the Company are reputable global financial institutions. The outstanding financial instrument positions, identified as hedging or trading purposes, as of December 31, 2001 and 2002 are as follows:

a.	Foreign currency forward contracts

The table below summarizes by major currency the notional amounts of forward exchange contracts in NT dollar. Foreign currency amounts are translated at rates current at the reporting date. The “buy” amounts represent the NT dollar equivalent of commitments to purchase foreign currencies, and the “sell” amounts represent the NT dollar equivalent of commitments to sell foreign currencies. Most of the Company’s foreign exchange forward contracts matured in 2002, and were entered into for the purposes of hedging the foreign exchange exposures arising from the Company’s assets and liabilities.

	December 31,

	2001		2002

	Buy	Sell	Buy	Sell

US dollar	314,550	—	—	—
Japanese Yen	—	333,660	—	—

As of December 31, 2001, the net receivable (payable) resulting from the above exchange contracts amounted to NT$699.

Net exchange gains (losses) related to foreign currency forward contracts for the years ended December 31, 2000, 2001 and 2002 were, NT$(6,267), NT$47,821, and NT$(30,612), respectively.

b.	Option contracts

The Company entered into foreign currency option contracts for hedging purposes. The option contracts were entered into to mitigate foreign exchange risk. The contracts were used to reduce the Company’s exposure to foreign currency risk from its receivables and payables resulting from its normal operations and its debt denominated in US dollars.

A number of the contracts entered into by the Company include “barriers”. Such “barriers” have the effect that, if the rate of one currency to the other currency in exchange exceeds a given rate, the contracts are automatically terminated. These have the impact of reducing the upfront cost of the options.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

c.	Cross currency and interest rate swaps

To hedge against certain of the Company’s long-term debt denominated in US dollars which bear interest at floating three-month SIBOR, the Company entered into cross currency and interest rate swaps which effectively converted the debts into Japanese Yen and the floating interest rate into a fixed interest rate. Since most of the Company’s receivables are denominated in Japanese Yen, the conversion from US dollar to Japanese Yen mitigates the foreign exchange exposure.

d.	Structured deposits

The Company entered into certain structured deposits, or dual currency deposits, to earn higher interest rates, but expose the Company to foreign exchange risk. The Company placed deposits with certain financial institutions which entitled the Company to earn interest rates in excess of the market rates for a “basic” deposit. However, the financial institutions have the option to settle the deposit and accrued interest in the original currency or settle the deposit and accrued interest with an alternative currency other than the original currency. The conversion rate is stated in the contracts. These contracts are entered into for trading purposes.

e.	The estimated fair values of the Company’s financial instruments are as follows:

On balance sheet:

	December 31,

	2001		2002

	Carrying
	amount	Fair value	Carrying amount		Fair value

	NT$	NT$	NT$	US$	NT$	US$
Cash and cash equivalents	12,560,954	12,560,954	7,394,361	213,094	7,394,361	213,094
Short-term investments	1,243,907	1,107,494	1,185,324	34,159	1,187,125	34,211
Long-term equity investments	1,502,672	1,511,837	1,827,089	52,654	1,838,860	52,993
Short-term debt and notes	(733,950)	(733,950)	(2,159,151)	(62,223)	(2,159,151)	(62,223)
Long-term debts	(20,770,261)	(18,402,577)	(27,079,629)	(780,393)	(27,360,152)	(788,477)
Cross currency interest rate	62,830	64,882	20,425	589	20,895	602
Equity contract	(1,042,047)	(1,239,250)	(1,385,110)	(39,917)	(1,887,620)	(54,319)
Derivative related to the 8 options	453,798	(12,841)	(359,181)	(10,336)	(504,333)	(14,534)
Foreign exchange forwards	699	1,119	—	—	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Off balance sheet:

	December 31,

	2001		2002

	Carrying
Derivative financial instruments	Amount	Fair Value	Carrying Amount		Fair Value

	NT$	NT$	NT$	US$	NT$	US$
Hedging:
Options	—	21,310	—	—	—	—
Call options of debentures		20,412			14,680	423

f.	Derivative contracts relating to convertible debentures

On May 5, 1998, the Company issued convertible debentures amounting to US$150,000, which were privately placed with a financial institution. A wholly owned subsidiary (the “Subsidiary”) of the Company subsequently entered into a call option contract with the financial institution, the underlying reference being the convertible debentures. The terms of the contract provided that the notional amount of US$150,000 is divided into fifteen options and the Subsidiary is entitled to exercise the options separately, at the discretion of the Subsidiary during the life of the contract, but at a minimum number of two and a maximum number fifteen. The Company simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen into New Taiwan dollars and New Taiwan dollars into United States dollars. Subsequently, the option contract and the currency swaps were combined into one contract. The Subsidiary exercised two options and five options on January 22, 2000 and June 26, 2000, respectively. As of December 31, 2002, the fair value of the outstanding portion of the contract was US$(14,513)(NT$(504,333)), and the carrying amount was US$(10,336)(NT$(359,181)).

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

In June 2000, the Company entered into a contract with a financial institution for the settlement of five options relating to a zero coupon convertible debenture due 2003 with the underlying reference being 47,727,535 of the Company’s common shares. The contract, as amended, will expire in May 2003. As of December 31, 2002, the remaining underlying reference was 53,253,964 of the Company’s common shares. If the price is greater than the predetermined contract price, then the Company would pay the difference between the two amounts to the financial institution. The contract rate at which the contract is settled is based in US dollars, and the Company’s share price is converted into US dollars using current NT dollars to US dollars exchange rates in order to determine the settlement amount. The contract rate as of December 31, 2002 was US$1.3656. The carrying amount of this contract as of December 31, 2002 was a loss of US$39,917 (NT$1,385,110) while the fair value was a loss of US$54,319 (NT$1,887,620).

Under the SAR I 15,638,207 shares and SAR II 18,723,829 shares vested in the current year with an exercise price of $17.98 and $33.86. With respect to the contract referenced to the 53,253,964 shares, the Company recorded a liability relating to a portion of the contract representing the 15,638,207 and 18,723,829 shares based on the difference between the contract strike price and NT$17.98 and NT$33.86, this resulted in a total liability related to the contract of NT$1,385,110. The Company’s additional obligation on a ROC GAAP basis related to the contract, based on the fair value of the underlying shares of NT$12.009 at December 31, 2002, is NT$502,510.

The Company has another SAR plan (SAR III) with shares of 18,954,984 originally scheduled to vest in 2003. The Company advanced the vesting schedule therefore these shares vested in 2002. The Company did not recognize any expense for these shares. These shares are not referenced to the derivative contract. The exercise price of SAR III was NT$33.86 per share as of December 31, 2002.

In entering into financial instruments, the Company is subject to credit, price, liquidity and cash flow risks as discussed below.

Credit risk

Credit risk relates to the extent to which failures by counter-parties to discharge their obligations could reduce the amount of future cash flows from financial assets on hand as at the balance sheet date. The Company minimizes exposure to credit risk by only dealing with reputable banks.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The notional amounts of the financial instruments as of December 31, 2001 and 2002 are as follows (amounts in thousands):

December 31,

Financial instruments:	2001	2002

Currency forward-hedging	YEN1, 251,538	—
Buying options-hedging	YEN4, 574,400	—
Selling options-hedging	YEN2, 874,600	—
Cross currency interest rate swaps-hedging	US$8,000	US$4,000
Call options relating to convertible debentures	US$80,000	US$80,000

Price risk

There are three types of price risk: currency, interest rate and market risks. Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates; interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates and market risk is the risk that the value of financial instrument will fluctuate as a result of changes in market prices. The Company considers that the price risk related to the hedge transactions is minimal as gains or losses from contracts for hedging purposes are likely to be offset by gains or losses from the underlying assets and liabilities denominated in foreign currencies.

The Company entered into certain structured deposits, or dual currency deposits, to earn higher interest rates, but expose the Company to foreign exchange risk. The Company placed deposits with certain financial institutions, which entitled the Company to earn interest rates in excess of the market rates for a “basic” deposit, however, the financial institutions have the option to settle the deposit and accrued interest in the original currency or settle the deposit and accrued interest with an alternative currency other than the original currency. The conversion rate is stated in the contracts. These contracts are entered into for trading purposes. Therefore, if the foreign exchange option embedded in the structured deposits favors the financial institutions, they will settle the principal in a different currency than the original currency, which will result in a loss to the Company.

The Company also entered into a currency (JPY v.s. USD) swap contract for the US$80,000 convertible debentures, which exposes the Company to currency risks for both Japanese yen and U.S. dollars. The Company considers that the currency risk related to the contract is minimal as gains or losses from the contract will be offset by gains or losses from the underlying assets and liabilities denominated in Japanese yen or U.S. dollars.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Liquidity and cash flow risks

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value. Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate by a significant amount.

The Company anticipates that the liquidity risk is minimal because the financial instruments entered into for hedging purposes are liquid and are entered into, pursuant to binding contracts, for hedging purposes with reputable banks. The purpose of entering into forward exchange contracts, option contracts and cross currency and interest rate swaps is to limit the Company exposure to losses resulting from adverse fluctuations in assets and liabilities denominated in foreign currency. Therefore, no significant additional cash requirement is anticipated. For structured deposit contracts, there are no additional cash flows required since the principal has been deposited with the counter-parties. However, the Company might receive an amount less than the principal deposited should the counter-parties settle the principal in a different foreign currency. In addition, the Company might be exposed to additional cash flow risk for written option contracts if the contracts are out of the money at maturity.

The fair values of the financial instruments were determined as follows:

Cash and cash equivalents:

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate its fair value.

Short-term investments:

The fair value of the Company’s short-term investments is based on the market prices at the reporting date.

Long-term equity investments:

The fair value of the Company’s long-term equity investments is based on the average market prices in the last month of the year if the market prices are available or on the financial data or any other information if market prices are not available.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Long and short-term debts:

The carrying amounts of the Company’s short-term borrowings approximate their fair values. The fair value of the Company’s long-term borrowings bearing variable interests, which includes current portion of long-term debt, is estimated using the book value of the debt at the reporting date. The fair value of long-term borrowings bearing fixed interest rates, bonds payable and convertible bonds payable is based on the market prices at the reporting date if the market prices are available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

Off balance sheet financial instruments:

The fair values of foreign exchange forward contracts and foreign currency option contracts are estimated based on quoted forward rates, adjusted through interpolation where necessary. The fair values of the equity swaps were obtained from the financial institution, being the counter parties and calculation agents of the contracts.

The call option contract was entered into by the Subsidiary to redeem the Company’s convertible debentures, which were privately placed with a bank. Upon the redemption of the convertible debenture from the bank, the Subsidiary will pay 100% for the value of the debentures plus accrued interest as stipulated in the call option contract. The value of the related outstanding convertible debentures and the respective accrued interest have been included as liabilities in the financial statements.

20.	Reconciliation to Accounting Principles Generally Accepted in the United States of America

The Company’s financial statements have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain significant respects from US GAAP. Differences which have a significant effect on the Company’s consolidated results of operations and shareholders’ equity are as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

a.	Employee Bonuses

Under ROC GAAP, the employee bonuses and the remuneration to directors and supervisors, paid in accordance with the provisions of the Company’s articles of incorporation applicable to the distribution of earnings, are recorded as an appropriation from retained earnings in the period shareholder approval is obtained for the distribution of the Company’s earnings. If the employee bonuses are settled through the issuance of common shares of the Company, the amount transferred from retained earnings is based on the par value of the common shares issued. The remuneration to directors and supervisors may not be settled through the issuance of common shares.

US GAAP requires that such bonuses and remuneration to employees, directors and supervisors be recorded as compensation expense in the period to which they relate. In addition, if the employee bonuses are paid in the form of common shares, the fair value of the shares issued is used to determine the amount of the expense. However, since the form of the payment of the compensation expense is only determinable at the annual shareholders’ meeting, which is generally after the issuance of the Company’s annual financial statements, the compensation expense is initially accrued in accordance with the Company’s articles of incorporation in the period to which it relates. The difference between the compensation expense initially recorded and the fair value of the shares issued to settle the accrual, if any, is recorded in the period in which shareholder approval is obtained.

b.	Employee Retirement Benefits

As permitted under ROC GAAP, prior to 1996, the pension expense recorded by the Company in connection with its defined benefit pension plan was based on the amount of the contributions made by the Company to the pension plan required by government regulations. Under US GAAP, the accumulated pension obligation and the pension expense is determined on an actuarial basis, assuming the Company first adopted this policy at the beginning of 1993 since it was not feasible to apply the actuarial basis at an earlier date. The amount of the transition obligation is insignificant.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

c.	Plant capacity expense variances

As permitted under ROC GAAP, all plant capacity expense variances can either be charged to the statement of operations or allocated between cost of goods sold and inventory using an appropriate allocation method. The Company’s policy is to expense such variances.

Under US GAAP, such plant capacity variances can only be allocated between cost of goods sold and inventory. This may also result in additional inventory allowances.

d.	Marketable Securities

Under ROC GAAP, short-term marketable equity securities are carried at the lower of aggregate cost or market value. The unrealized losses of short-term marketable equity securities are recorded as investment losses in the statement of operations, while unrealized gains of short-term marketable equity securities are not recognized. Long-term marketable equity securities are carried at cost, or lower of aggregate cost or market value if market price is available. The unrealized losses of long-term marketable equity securities are reported as a deduction of shareholders’ equity, while the unrealized gains are not recognized. An other-than-temporary decline in value is not required to be recognized under ROC GAAP due to the less prescriptive nature of the principles. The Company’s policy is to account for all unrealized losses on long-term investments as a charge to shareholders’ equity.

Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that certain investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. The Company did not have any investments classified as trading securities or held-to-maturity securities during the periods presented. The statement further requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings but reported in a separate component of shareholders’ equity until they are sold. Under US GAAP if an other-than-temporary decline in value of a long-term investment exists, the unrealized loss should be charged to the statement of operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Under US GAAP, available-for-sale securities as of December 31, 2001 and 2002 are as follows:

	December 31

	2001		2002

	Market
	value	Cost	Market value		Cost

	NT$	NT$	NT$	US$	NT$	US$
Classified as current assets:
Open-end mutual funds, marketable securities	1,107,494	1,135,272	1,187,125	34,211	1,202,539	34,655

Classified as non-current:
Equity securities	631,812	1,281,489	800,934	23,082	2,005,863	57,806

Realized gains from sale of securities classified as available-for-sale for the years ended December 31, 2000 and 2001, and 2002 were NT$28,022, NT$42,697 and NT$6,778 (US$ 195), respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

During 2001 and 2002, an other-than-temporary decline in value of NT$645,556 and NT$538,151 (US$15,509) was recognized, respectively, under US GAAP for the Company’s investment in Tower. At December 31, 2002 the price of Tower’s shares was US$3.22 compared to the average cost to the Company of US$8.96.

e.	Derivative Financial Instruments

Under ROC GAAP, the Company is required to disclose certain information in the financial statements regarding derivative financial instruments but there are no specific accounting requirements for derivative financial instruments (except for foreign currency forward exchange contracts for which the accounting is documented in note 2a and for which there is no significant difference in the accounting treatment with US GAAP prior to January 1, 2001). In addition, ROC GAAP has no specific regulations with respect to the accounting for derivative financial instruments indexed to the Company’s own stock.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Prior to January 1, 2001, under US GAAP, generally, written options are marked to market through earnings in all situations, unless they are part of a combination of options which also includes a purchased option of equal or greater fair value. Purchased options are eligible for hedge accounting and changes in the intrinsic value of the option are treated as an adjustment of the basis of the hedged assets or liabilities. For derivative financial instruments indexed to the Company’s own stock, the Company is required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings (See note 19(f)). Differences between ROC GAAP and US GAAP in accounting for derivative financial instruments are detailed below:

(i).	Options contracts

Under ROC GAAP, gains and losses on option contracts are recognized upon exercise. Unrealized gains and losses are not required to be recorded in the financial statements.

For periods prior to January 1, 2001, US GAAP requires that unrealized gains and losses on option contracts that do not qualify as hedges be recorded in the statement of operations. The majority of option contracts entered into by the Company for hedging purposes, did not qualify as hedges for financial reporting purposes and accordingly have been carried in the financial statements at fair value.

(ii).	Structured deposits

Under ROC GAAP, the respective interest on the deposits is accrued. The gains and losses arising from the settlement of the contracts are dealt with in the statement of operations. Unrealized gains and losses are not recognized.

For periods prior to January 1, 2001, under US GAAP, the option element of these contracts is measured at fair value and is recognized on the balance sheet, subsequent changes in the fair value of the option are recognized in earnings in the period of change.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

In June 1998, the U.S. Financial Accounting Standards Board (“U.S. FASB”) issued Statement 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires the Company to recognize all derivatives on the balance sheet date at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives’ change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of NT$620,503 being recognized in earnings in the consolidated statement of operations and a charge of nil to other comprehensive income. Subsequent to December 31, 2000, none of the Company’s derivative positions qualified as hedges under U.S. GAAP. The Company has issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. The Company has bifurcated such conversion options in accordance with FAS 133 and accounted for the bifurcated derivative instrument in accordance with FAS 133 and the host instrument in accordance with the applicable standards.

f.	Stock Appreciation Rights

ROC GAAP has no specific accounting provisions for Stock Appreciation Rights (“SAR”) plans and the Company only recognizes compensation expense for the plan to the extent it is not covered by the gain on the derivative financial instruments intended to fund the costs of the SAR. The Company allocates a portion of the gains or losses from a derivative contract designated as a hedge of the SAR program for ROC GAAP purposes by correlating the number of shares in the SAR plan that have vested with a number of shares referenced in the derivative contract. The Company records gains or losses on the portion of the derivative contract related to the SAR plan based on the difference between the strike price in the derivative contract and the employees’ exercise price. The Company’s additional unrecorded obligation related to the derivative contract, based on the fair value of the underlying shares of NT$10.8 at December 31, 2002, is NT$544,056. See also note 19f.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

US GAAP requires the Company to account for its stock appreciation rights granted to employees in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Under APB 25, the Company recognizes compensation expense for the plan based on the amount by which the quoted market value of the shares of the Company’s stock covered by the grant exceeds the exercise price of the rights. Compensation is accrued as a charge to expense over the vesting period based on current market values of the SAR at the end of each period.

g.	Employee Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for the Company.

Under the 2001 plan and 2002 (as discussed in Note 12), the Company granted 71,168,500 shares, 560,000 shares, 151,507,000 shares and 16,449,040 shares to its employees on January 16, 2002, May 6, 2002, October 1, 2002 and December 16, 2002, respectively, at exercise prices of NT$22.8, NT$22.3, NT$11.5 and NT$11.7, respectively. Employees may exercise up to 50% of the options after two years, up to 75% after three years and up to 100% after four years.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 1.9%; dividend yield of 0.00%; volatility factors of the expected market price of the Company’s common stock ranging from 0.57 to 0.59; and a weighted-average expected life of the option of 4.4 years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information is as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Net income (loss), as reported under US GAAP	8,016,269	(4,462,878)	(13,840,747)	(398,869)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects			(379,539)	(10,937)

Pro forma net income (loss)	8,106,269	(4,462,878)	(14,220,286)	(409,806)

Earnings (loss) per share (in dollars)
Basic – as reported	2.31	(1.06)	(3.77)	(0.11)

Diluted – as reported	2.26	(1.23)	(3.77)	(0.11)

Basic – pro forma	2.31	(1.06)	(3.88)	(0.11)

Diluted – pro forma	2.31	(1.23)	(3.88)	(0.11)

A summary of the Company’s stock option activity and related information for the year ended December 31, 2002 is as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

	As of December 31, 2002

		Weighted-Average
	Options (in thousand)	Exercise Price

Outstanding-beginning of year
Granted	239,685	14.89
Exercised	—	—
Forfeited	—	—

Outstanding-end of year	239,685	14.89

Weighted-average fair value of options granted during the year was NT$7.19 per unit. The weighted average remaining contractual life of those options is 5.54 years.

h.	Purchase and Sale of the Company’s Own Shares

Under ROC GAAP, the net gain or loss resulting from the purchase and sale of the Company’s own shares for trading purposes are recorded as non-operating income or loss in the statements of operations. However, effective from January 1, 2002, purchases or sales of the Company’s own shares are treated as treasury stock transactions.

US GAAP requires that if the Company acquires shares of its own capital stock for purposes other than retirement, the cost of the acquired stock should be shown separately as a deduction from the total of capital stock, additional paid-in capital, and retained earnings, or accorded the accounting treatment appropriate for retired stock. “Gains” on sales of the repurchased stock not previously accounted for as constructively retired should be credited to additional paid-in capital; losses should be charged to additional paid-in capital to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise the losses are charged to retained earnings.

i.	Gross Profit and Operating Income

Government subsidies for research and development, inventory loss provision and the reversal of bad debt expense are presented below the operating income subtotal in the statement of operations as permitted under ROC GAAP. Under US GAAP, the inventory loss provision is included in the determination of gross profit. The government subsidies for research and development and the reversal of bad debt expense are included in the determination of operating income.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

j.	Investment in Equity Investees

Under ROC GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of the investee acquired and the acquired net assets is charged to equity.

Under US GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of investee acquired and the acquired net assets is recorded as part of the investment. The difference is assigned to individual assets and liabilities acquired on the basis of the assets’ and liabilities’ fair values. Any remaining difference between the cost of the investment and net assets acquired is allocated to goodwill. Goodwill for equity method investments is not separable from the investment.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

k.	Income Tax

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, the Company would measure its income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

l.	Research and Development Expense

On a ROC GAAP basis, royalty expense for the Company is included in research and development expense. On a U.S. GAAP basis, royalty expense for the Company is included in selling expense or administrative expense depending on the nature of the expense. Accordingly, on a U.S. GAAP basis, research and development expenses were NT$2,485,896 in 2000, NT$3,335,049 in 2001, NT$3,443,456 (US$99,235) in 2002.

m.	Rights Issues and Earnings Per Share

Under ROC GAAP, earnings per share is retroactively adjusted for shares issued for employee bonuses. Under US GAAP, shares issued for employee bonuses will affect the current period’s earnings per share only. Under US GAAP, a rights issue with an exercise price less than the fair value of the stock contains a bonus element that is similar to a stock dividend and is accounted for as such accordingly. As a result, the basic and diluted earnings per share shall be adjusted retroactively for the bonus element for all periods presented. There are no requirements under ROC GAAP to adjust earnings per share arising from the bonus element of a rights issue.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

The number of weighted average shares outstanding under US GAAP is presented below:

	Year ended December 31,

	2000	2001	2002

Number of common shares outstanding on January 1	1,964,406,063	2,474,409,144	3,359,342,613
Issuance of common shares for cash on January 22, 2000	128,160,411	—	—
Bonus element included in the rights issue on January 22, 2000	2,723,259	—	—
Bonds converted to common shares on February 18, 2000	22,720,465	—	—
Bonds converted to common shares on March 7, 2000	1,193,644	—	—
Bonds converted to common shares on June 26, 2000	35,460,102	—	—
Bonds converted to common shares on November 9, 2000	264,659	—	—
Weighted average effect of 2000 stock dividend	275,142,476	—	—
Stock dividends and transfer of capital reserve to capital on May 28, 2001(30%)	—	742,322,744	—
Employee bonus transfer to capital on May 28, 2001	—	84,785,006	—
Weighted average effect of 2001 stock dividend	728,204,346	—	—
Weighted average number of treasury stock	—	—	(26,205,248)
Capital reserve transferred to common stock (10%)	—	—	333,313,737
Weighted average effect of 2002 stock dividend	315,827,543	330,151,689	—

	3,474,102,968	3,631,668,583	3,666,451,102

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Net income (loss) for US GAAP purposes is reconciled as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Net income (loss) as reported under ROC GAAP	10,612,824	(866,480)	(11,356,663)	(327,282)
(a) Compensation expense relating to employee bonuses and remuneration to directors and supervisors (Note I)	(1,621,861)	(4,272,717)	—	—
(b) Additional pension gain on an actuarial basis	2,696	2,696	2,696	78
(c) Plant capacity loss	—	527,987	(527,987)	(15,216)
(d) Unrealized (losses) gains on marketable securities	—	33,731	(16,516)	(476)
(e) Unrealized (loss) gain on marketable securities	—	(645,556)	(538,151)	(15,509)
(f) Derivative financial instruments:
(i) Net gains (losses) on derivative financial instruments held for trading purposes	(242,542)	227,908	449,041	12,941
(ii) Losses on derivative financial instruments held for hedging purposes	(655,937)	—	—	—
(g) Compensation cost recognized for stock appreciation rights (Note II)	598,489	496,347	93,190	2,686
(h) Purchase and sale of the Company’s own shares	(6,988)	16,695	—	—
(i) Investment in equity investees	(3,914)	(29,484)	—	—
(j) Adjustment for taxes	(666,498)	666,498	(1,946,357)	(56,091)
Tax effect on the above reconciled items	—	—	—	—

Net income (loss) before cumulative effect of a change in accounting principle in accordance with US GAAP	8,016,269	(3,842,375)	(13,840,747)	(398,869)
(k) Cumulative effect on prior years (to December 31, 2000) of a change in accounting principle for FAS 133	—	(620,503)	—	—

Net income (loss) in accordance with U.S. GAAP	8,016,269	(4,462,878)	(13,840,747)	(398,869)
Other comprehensive income:
(l) Unrealized gains (losses) on available-for-sale securities	(112,823)	(27,841)	(36,637)	(1,056)
Change in translation adjustment	58,228	167,144	(53,125)	(1,531)
Reclassification adjustment for realized gains (losses) on available-for-sale securities	(72,260)	112,823	27,841	803

Comprehensive income (loss) in accordance with US GAAP	7,889,414	(4,210,752)	(13,902,668)	(400,653)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Per share amounts:
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S GAAP	2.31	(1.06)	(3.77)	(0.11)
Basic net income (loss) per share for cumulative effect on prior years (to December 31, 2000) of a change in accounting principle for FAS 133 (note 20e)	—	(0.17)	—	—

Basic net income (loss) per share	2.31	(1.23)	(3.77)	(0.11)

Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S GAAP	2.26	(1.06)	(3.77)	(0.11)
Basic net income (loss) per share for cumulative effect on prior years (to December 31, 2000) of a change in accounting principle for FAS 133 (note 19e)	—	(0.17)	—	—

Diluted net income (loss) per share	2.26	(1.23)	(3.77)	(0.11)

The diluted earnings per share calculation excludes the statement of operations impact of NT$433,525 and NT$413,809 related to the assumed conversion of convertible bonds into 210,301,619 weighted average shares and 374,454,410 weighted average shares for 2001 and 2002, respectively. The impact of the assumed conversion has been excluded due to the anti-dilutive effect.

Note I:	At the shareholders’ meeting on May 30, 2002, no employee bonuses were distributed. Additional compensation expense for employees bonuses and remuneration of directors and supervisors in the amount of NT$1,621,861, $4,272,717 and $0 was reflected in the statement of operations under US GAAP for the years ended December 31, 2000, 2001 and 2002, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Under the Company’s articles of incorporation, if the Company elects to pay such employee bonuses in the form of common shares, a dividend to shareholders in the form of common shares would also be required to be paid. The amount of the additional expense related to the employee bonus being paid in shares, if any, is dependent upon (i) shareholder approval and, if such approval is obtained, (ii) the amount of the bonus to be paid in shares and (iii) the market price of the common shares on the date of shareholder approval for the settlement of employee bonuses in the form of common shares. When the shareholders determine a bonus amount to be paid in shares, the number of shares is determined by dividing the bonus amount by the par value of the shares (NT$10). The resulting number of common shares is then fixed. Any subsequent declaration of stock dividend that increases the number of common shares outstanding without any consideration paid into the Company requires that the market price used to value the bonus shares be adjusted for the effect of the stock dividend.

Note II:	In 1999 and 2000, the Company granted its employees stock appreciation rights (SAR), which entitled the holder to a cash payment per share equivalent to the excess of the quoted market price of the shares of the Company stock over the exercise price of the right. During 1999, the Company granted 61,179,500 shares under the SAR plan. As of December 31, 1999, 967,500 shares had been forfeited and there were 60,212,000 shares outstanding. As of December 31, 2000, with the addition of 1,806,232 shares, there were 62,018,232 shares outstanding, including vested rights to 15,632,961 shares and unvested rights to 46,385,271 shares. As of December 31, 2001 there were 73,415,260 shares outstanding which resulted from the forfeiture of 2,470,900 shares, the exercise of 3,868,880 shares and a stock dividend of 17,736,808 shares during the year. The 2001 outstanding shares also represent vested rights to 35,081,684 shares and unvested rights to 38,333,576 shares. As of December 31, 2002 there were 72,208,948 shares outstanding which resulted from the forfeiture of 2,755,696 shares, the exercise of 5,316,670 shares and a stock dividend of 6,866,054 shares during the year. The 2002 outstanding shares all represent vested rights.

The general terms of the SAR plan are as follows:

1. Vesting period: 25% of the SAR granted are vested on August 1, starting August 1, 2000 and 2001, and the remaining 50% on August 1, 2002.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

2. Estimated grant price: The grant price is estimated in accordance with the SAR plan if the actual cost is not available. The Company’s management has the legal right to alter the grant price. Estimated grant prices after adjusting for the stock dividend in July 2002 are as follows:

NT$17.98 for SAR vested August 1, 2000,

NT$33.86 for SAR vested August 1, 2001,

NT$33.86 for SAR vested August 1, 2002.

Gross profit (loss) for US GAAP purposes is reconciled as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Gross profit (loss) as reported under ROC GAAP	17,999,441	10,073,127	(615,291)	(17,731)
Inventory loss provision	(83,974)	(2,586,505)	(2,929,284)	(84,417)
Compensation expense relating to employee bonuses and remuneration of directors and supervisors (cost of goods sold)	(521,189)	(1,606,114)	—	—
Compensation cost recognized for stock appreciation rights	217,969	186,577	51,627	1,488
Pension gain on actuarial basis	2,696	2,696	2,696	77
Plant capacity loss	—	527,987	(527,987)	(15,216)

Gross profit (loss) in accordance with US GAAP	17,614,943	6,597,768	(4,018,239)	(115, 799)

Operating income (loss) for US GAAP purposes is reconciled as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Operating income (loss) as reported under ROC GAAP	12,142,757	3,515,954	(6,826,718)	(196,735)
Compensation cost recognized for stock appreciation rights	598,489	496,347	93,190	2,686
Compensation expense relating to employee bonuses and remuneration of directors and supervisors	(1,621,861)	(4,272,717)	—	—
Pension gain on actuarial basis	2,696	2,696	2,696	78
Reversal of allowance for bad debt	—	54,810	—	—
Inventory loss provision and research and development subsidies	(53,060)	(2,587,894)	(2,926,998)	(84,352)
Plant capacity loss	—	527,987	(527,987)	(15,216)

Operating income (loss) in accordance with US GAAP	11,069,021	(2,262,817)	(10,185,817)	(293,539)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Shareholders’ equity for US GAAP purposes is reconciled as follows:

	December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Shareholders’ equity as reported under ROC GAAP	44,573,427	43,143,625	30,214,293	870,729
(a) Compensation cost recognized for stock appreciation rights	353,166	849,513	942,703	27,167
(b) Accrual for pension costs under actuarial method	(43,127)	(40,431)	(37,735)	(1,087)
(c) Net unrealized gain (loss) on available-for-sale securities	(5,523)	7,951	(224,047)	(6,457)
(d) Net loss on derivative financial instruments	(653,670)	(1,046,265)	(597,224)	(17,211)
(e) Compensation expense relating to employee bonuses and remuneration of directors and supervisors	(1,621,861)	—	—	—
(f) Treasury stock	(134,392)	(142,365)	—	—
(g) Goodwill on investment	29,483	—	(356)	(10)
(h) Additional tax on undistributed earnings	(666,498)	—	(1,946,357)	(56,091)
(i) Plant capacity loss	—	527,987	—	—

Shareholders’ equity in accordance with US GAAP	41,831,005	43,300,015	28,351,277	817,040

Shareholders’ equity consists of the following:

	December 31,

	2001	2002

	NT$	NT$	US$
Common shares	33,593,426	36,912,769	1,063,769
Additional paid-in capital	17,309,224	13,989,882	403,167
Accumulated deficit	(9,421,479)	(23,639,458)	(681,252)
Accumulated other comprehensive income	245,178	183,257	5,281
Treasury stock	(159,061)	(1,205,131)	(34,730)
Reserves	1,732,727	2,109,958	60,805

	43,300,015	28,351,277	817,040

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Accumulated other comprehensive income consists of the following:

	2001	2002

	NT$	NT$	US$
Unrealized gains (losses) on marketable securities	(27,841)	(36,636)	(1,056)
Cumulative translation adjustments	273,019	219,893	6,337

Total	245,178	183,257	5,281

Domestic and international components of pre-tax income (loss) are as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Domestic	9,273,553	(3,964,937)	(10,708,768)	(308,610)
International	(192,689)	(220,944)	(1,166,080)	(33,605)

Total	9,080,864	(4,185,881)	(11,874,848)	(342,215)

A reconciliation of the significant differences between the expected income tax expense (benefit) and the income tax expense (benefit) is as follows:

	2000	2001	2002

	NT$	NT$	NT$	US$
Expected income tax expense (benefit)	1,816,173	(1,046,470)	(2,968,712)	(85,553)
Additional income tax on undistributed earnings	858,394	(710,771)	444,851	12,820
Additional income tax assessed	93,246	58,879	—	—
Tax exemption	—	(256,260)	—	—
Tax credit earned	(1,548,034)	(920,993)	(1,405,069)	(40,492)
Change in valuation allowance	(873,028)	1,783,776	5,426,075	156,371
Net gain on long-term equity investment	168,332	(20,466)	(13,194)	(380)
Non-deductible employee bonus	291,934	1,068,179	—	—
Non-taxable net (gains) losses on financial instruments	251,574	98,149	(112,260)	(3,235)
Non-deductible compensation cost	(167,577)	(124,087)	(23,298)	(672)
Effect of rate change	92,561	—	653,667	18,838
Impact of industrial park reduced tax rates	—	329,430	—	—
Others, net	81,020	17,631	(35,805)	(1,032)

Income tax expense (benefit)	1,064,595	276,997	1,966,255	56,665

The tax exemption for 2002 had no impact on earnings per share.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Concentration of Risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. The Company’s revenues are derived primarily from the sale of mask ROMs and EPROMs. The Company’s other products include flash memory products, logic products and wafers. The Company distributes its products on a global basis but mainly to customers in Asia. The Company’s largest customer, Megachips, and the Company’s largest five customers accounted for 36.52% and 56.71% of the Company’s total net sales, respectively, for the year ended December 31, 2002. The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars and Japanese Yen.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts and notes receivable.

The Company maintains cash and cash equivalents with various financial institutions. Most of these financial institutions are located in the ROC and Company policy is designed to limit exposure to any one institution.

Substantially all of the Company’s accounts receivable are due from companies in high technology industries located primarily in Asia. Further, as of December 31, 2001 and 2002, the three largest accounts receivable balances amounted to NT$1,340,501 and NT$1,558,152 (US$44,904), respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables generally are due within 45 to 60 days.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

Valuation and Qualifying Accounts

The following table summarizes the changes in the allowance for accounts and notes receivable, inventory and royalty accruals:

	December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Allowance for doubtful accounts:
Balance as at beginning of period	231,136	284,403	196,016	5,649
Bad debt expense	91,048	9,431	14,918	430
Bad debts written off	(37,781)	(97,818)	(51)	(2)

Balance at the end of the year	284,403	196,016	210,883	6,077

Allowance for inventory losses:
Balance as at beginning of period	1,091,457	1,054,883	3,243,666	93,478
Amount expensed during the period	79,995	2,586,505	2,929,384	84,417
Write-off of inventories	(116,569)	(397,722)	(421,215)	(12,139)

Balance at the end of the year	1,054,883	3,243,666	5,751,735	165,756

Royalty accruals:
Balance as at beginning of period	—	—	278,645	8,030
Amount expensed during the period	—	278,645	138,355	3,987
Payments made during the period	—	—	—	—

Balance at the end of the year	—	278,645	417,000	12,017

21.	Summarized Financial Information of Equity Investees

The following table presents summarized financial information in accordance with US GAAP for equity investees with an ownership percentage between 20-50% as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

	2001	2002

	NT$	NT$	US$
Current assets	368,680	350,816	10,110
Non-current assets	949,643	66,645	1,921
Current liabilities	769,005	322,471	9,293
Non-current liabilities	34,996	452	13
Total shareholders’ equity	514,324	94,538	2,724

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

	December 31,

	2000	2001	2002

	NT$	NT$	NT$	US$
Net sales	1,396,132	511,359	669,073	19,282
Sales less cost of sales	(565,033)	(307,529)	204,681	5,899
Net income (loss)	(1,919,582)	(1,027,095)	(191,905)	(5,530)

At December 31, 2002, the unamortized difference between the amount of which the investments were carried and the amount of the Company’s underlying equity in the investees’ net assets amounted to NT$4,037 (US$116). Such difference is amortized over 3-5 years from the date of the investment.

22.	New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” The Statement represents the second and final phase of the FASB’s project on accounting for the impairment or disposal of long-lived assets and for obligations associated with exit or disposal activities. The adoption of SFAS No. 146 in January 2003 is not expected to have a material effect on the Company’s financial position or results of operations.

During the year ended December 31, 2002, the FASB has issued SFAS No.145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”, SFAS No.147 “Acquisition of Certain Financial Institutions” and SFAS No.148 “Accounting for Stock-Based Compensation-Transition and Disclosure.” These Statements were effective for the Company during the year ended December 31, 2002 and did not have any material effect on the earnings or financial position of the Company for the year then ended.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN45”). FIN45 requires certain guarantees to be recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, “Accounting for Contingencies.” FIN45 also requires a guarantor to make significant new disclosure for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. The disclosure requirements of FIN45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

As discussed in Note 15, the Company acted as guarantor for a loan to Biomorphic to a maximum amount of US$3,400. Due to the financial condition of Biomorphic, the Company has recognized investment loss of US$3,400 as of December 31, 2002. In addition, the Company has made several commitments under different contracts, such as construction and operating lease contracts. Please refer to Note 16.

The initial recognition and initial measurement provision of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company believes that the adoption of the standard will not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. The Company is currently reviewing its investment portfolio to determine whether any of its equity investments are considered variable interest entities. The Company does not expect to identify any variable interest entities that must be consolidated, but may be required to make additional disclosures.

In May 2003, the U.S. FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company is currently evaluating the effect that the adoption of this Statement will have on its Consolidated Financial Statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (continued)

(Amounts in thousands except share, per share, and percentage data)

In November 2002, the Financial Accounting Standards Board issued Emerging Issues Task Force ( referred to as EITF ) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables. “ EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement entered into fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its Consolidated Financial Statements.

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

AND circuit	A circuit which has two or more input signal gates and which delivers an output only if and when every input signal gate is energized simultaneously.

ASIC	Application Specific Integrated Circuit. A custom designed integrated circuit that performs specific functions which would otherwise require a number of commodity integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

ASSP	Application Specific Standard Product. A standard integrated circuit designed for a specific product or application, such as a VCR or microwave.

ATA	AT attachment, or Advanced Technology Attachment. The specification for an Integrated Device Electronics interface which is a type of hardware interface widely used to connect various peripheral devices to a personal computer.

BIOS	Basic Input Output System. This software controls the basic power-up functioning of a computer system.

CD-ROM	Compact Disc used for data storage on a read-only basis.

CD-R/W	CD-recordable and rewritable. Originally called CD-erasable”, CD-RW can be erased and new information can be re-recorded onto the same physical location on the disc by a CD-RW recorder.

DAM	Digital Answering Machine.

Die	A piece of a semiconductor wafer containing the circuitry of a single chip.

DINOR	Divided bit-line NOR Mitsubishi-patented flash architecture used in its flash memory product line. DINOR offers the high-speed random-access capability of the NOR architecture, without NOR’s over-erase problems or the need to set all bits to zero before erase. It also offers the high-density and single power-supply characteristics of the NAND flash architecture. Programming occurs at a lower threshold voltage than erase in the DINOR flash architecture, the opposite of the NOR architecture.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications, including digital cell telephone systems and data compression systems.

Embedded flash controller	A device which incorporates flash memory on which other devices rely for access to a computer system. A disk controller, for example, controls access to one or more disk drives, managing physical and logical access to the drive or drives.

ERROM	Erasable Programmable ROM. Nonvolatile memory which can be reprogrammed by removing the device from the system, erasing the data through exposure to ultraviolet light and reprogramming and reinstalling the device in the system.

EEPROM	Electrically Erasable Programmable ROM. Similar to EPROM, except that it can be erased electronically before being reprogrammed.

Ethernet	A type of LAN.

Flash Memory	A type of non-volatile memory, similar to an EEPROM in tint it is erasable and reprogrammable. The difference is that it can be erased and reprogrammed in the electronic system into which the flash memory chip has been incorporated.

GPS	Global Positioning Satellite System. A network of satellites that provides precise location determination to receivers.

GSM	Global System for Mobile Communications, a standard for digital mobile telephone networks.

GUI	Graphics User Interface. An interface which allows operation of a computer by manipulating graphical icons and windows (usually by pointing and clicking a mouse) rather than using text commands.

HDD	Hard Disk Drive. An electro-mechanical device that records data onto spinning rigid magnetic disks in discrete data blocks each of which can be randomly accessed. The primary mass storage device of a computer.

Integrated Circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are just very complicated integrated circuits with thousands of transistors.

LAN	Local Area Network. A short distance network designed to connect computers within a localized environment to enable the sharing of databases and other communications.

LCD	Liquid Crystal Display. A type of display that uses a liquid compound with a polar molecular structure, sandwiched between two transparent electrodes. When an electric field is applied, the molecules align with the light passing through it. A polarized filter laminated over the electrodes can selectively “turn on” a cell or a pixel, containing the liquid crystal material, turning it dark.

Logic Product	A product that contains digital integrated circuits that process, rather than store, information.

Mask	A piece of glass on which an integrated circuit’s circuitry design is laid out. Integrated circuits may require up to 20 different layers of design each with its own mask. In the integrated circuit production process a light shines through the mask leaving an image of the design on the wafer.

Mb	Mega Bit. One million (or 1.048.576) bits as a unit of data size or memory capacity.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

MHz	Megahertz. One million cycles per second. Typically measures the clock speed of microprocessors.

Micron	1/25,000 of an inch. Circuitry on an integrated circuit typically follows lines that are less than one micron wide.

Motherboard	The main piece of circuitry inside a personal computer.

MP3.	Motion Picture Experts Group-I, Audio Layer 3. A digital data compression and storage technology for music.

NAND circuit	Not AND. A logic circuit whose output signal is a logical I if any of its input signals is a logical 0 and the output signal of which is a logical 0 if all of its input signals are logical 1s.

Nonvolatile memory	Memory products which retain their data content without the need for constant power supply.

NOR circuit	Not OR. A logic circuit in which an output signal appears only when a signal is absent from all of its input gates. A logic circuit in which the output signal is a logical 1 if any one or more of its input

OR circuit	signals is a logical 1.

PAC	Paired Array Contact.

PCMCIA cards	Personal computer cards, standardized by Personal Computer Memory Card International of San Jose, California or credit card sized, removable modules for portable computers.

PDA	Personal Digital Assistant, a hand-held multifunctional minicomputer used for, among other things, word processing, name card retention and appointment calendars.

PHS	Personal Hand Set A lower capability but less expensive mobile telephone communications system currently achieving substantial consumer acceptance in Japan.

PROM	Programmable Read-Only Memory. Similar to ROM in that once programmed it can be “read only” and not changed. Programmable ROM means that customers can program the integrated circuits themselves, rather than it being programmed when it is manufactured. The programming is possible because of a series of fuses in the circuitry that can be selectively blown to create a unique type of data.

RAM	Random Access Memory. A type of volatile memory, forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically,

ROM is used to provide start-up data when a computer is first turned on.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. (Metals always conduct and insulators never conduct, but semiconductors sometimes conduct.) Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SMIF Box System	Standard Mechanical Interface Box System. A system which links process microenvironments so that a wafer is never exposed to room air. With a SMIF Box System, traditional environmental conditions are replaced with a microenvironment that can be pressurized with air or nitrogen to keep out room air.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

STB	Set top box. A device to differentiate signals from television and multimedia service providers.

SXGA	Super Extended Graphics Array. An enhanced set of Video Graphics Array standards that is capable of displaying an image ranging from 768 x 1024 pixels to 1024 x 1280 pixels.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits and semiconductors.

VCD	Video Compact Disk.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

Signatures

          The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MACRONIX INTERNATIONAL CO., LTD
(Registrant)

Date: June 30, 2003	By: /s/ Miin Wu
Name: Miin Wu
Title: President

CERTIFICATIONS

I, Miin Wu, certify that:

1.	I have reviewed this annual report on Form 20-F of Macronix International Co., Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003	By:/s/ Miin Wu

Name: Miin Wu
Title: President

CERTIFICATIONS

I, Paul Yeh, certify that:

1.	I have reviewed this annual report on Form 20-F of Macronix International Co., Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30,2003	By: /s/ Paul Yeh

Name: Paul Yeh
Title: Associate Vice President — Finance Department

EXHIBIT INDEX

Exhibit
Number	Description

2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation)*.

8.1	List of subsidiaries of the Company*.

10.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(1).

10.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee*.

10.3	Indenture, dated as of February 1, 2000, by and between the Company and The Bank of New York, as trustee(2).

10.4	Indenture, dated as of May 5, 1998, by and between the Company and The Bank of New York, as trustee(3).

10.5	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(4).

10.6	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(5).

10.7	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(6).

10.8	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II Site(7).

10.9	Indenture, dated as of February 7, 2002, by and between the Company and The Bank of New York, as trustee(8).

10.10	Summary of terms and conditions of domestic convertible bonds issued December 12, 2002 (English summary)*.

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(2)	Incorporated by reference to Exhibit 2.3 to the Company’s Form 20-F filed with the Commission on July 14, 2000.

(3)	Incorporated by reference to Exhibit 2.4 to the Company’s Form 20-F filed with the Commission on July 14, 2000.

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(8)	Incorporated by reference to Exhibit 10.9 to the Company’s Form 20-F filed with the Commission on July 1, 2002.