Form 20-F
period 2003-12-31
MACRONIX INTERNATIONAL CO LTD
filed 2004-06-29
CIK 1009680

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27884

(Exact name of Registrant as specified in its charter)

MACRONIX INTERNATIONAL CO., LTD.
(Translation of Registrant’s name into English)

Republic of China
(Jurisdiction of incorporation or organization)
No. 16 Li-Hsin Road
Science Park
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

     As of December 31, 2003, 4,402,758,305 Common Shares were outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☑

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

     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references herein to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “NT dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of NT$33.99 = US$1.00. On June 23, 2004, the noon buying rate between New Taiwan dollars and United States dollars was NT$33.79 = US$1.00. See “Item 10. Additional Information — D. Exchange Controls”. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and no representation is made that the New Taiwan dollar or United States dollar amounts referred to herein could have been or could be converted into United States dollars or New Taiwan dollars, as the case may be, at any particular rate, the above rates or at all.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The selected income statement data for the years ended December 31, 2001, 2002 and 2003, and the selected balance sheet data as of December 31, 2002 and 2003 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 1999 and 2000 and the selected balance sheet data as of December 31, 1999, 2000 and 2001 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis.

     The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and the related notes included in this annual report, “Item 8. Financial Information” and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with ROC GAAP and ROC reporting practices. For a discussion of certain differences between ROC GAAP and U.S. GAAP, see note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,
	1999	2000	2001	2002	2003	2003
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
	(in millions except per share and ADS data)
Consolidated Income Statement Data:
ROC GAAP
Net sales revenue	16,957	33,493	21,747	16,492	17,712	521.1
Cost of goods sold	(12,124)	(15,494)	(11,674)	(17,105)	(20,657)	(607.7)
Less: Unrealized profit as of December 31,	—	—	—	(2)	3	—
Realized gross profit (loss)	4,833	17,999	10,073	(615)	(2,942)	(86.6)
Operating expenses	(3,258)	(5,856)	(6,557)	(6,212)	(4,742)	(139.5)
Operating income (loss)	1,575	12,143	3,516	(6,827)	(7,684)	(226.1)
Total other income	846	945	1,356	466	1,877	55.2
Total other expenses	(1,830)	(2,077)	(4,795)	(4,976)	(2,370)	(69.7)
Income (loss) before taxes and minority interest	591	11,011	77	(11,337)	(8,177)	(240.6)
Income tax benefit (expense)	316	(398)	(943)	(20)	(21)	(0.6)
Income (loss) before minority interest	907	10,613	(866)	(11,357)	(8,198)	(241.2)
Minority interest loss	—	—	—	0.4	0.3	—
Net Income (loss)	907	10,613	(866)	(11,357)	(8,198)	(241.2)
Net income (loss) per share — basic (1)	0.27	2.92	(0.23)	(3.10)	(2.13)	(0.06)
Net income (loss) per share — diluted (1)	0.27	2.91	(0.23)	(3.10)	(2.13)	(0.06)
U.S. GAAP
Gross profit (loss)	4,558	17,615	6,598	(4,018)	(1,576)	(46.3)
Operating income (loss)	1,237	11,069	(2,263)	(10,186)	(6,649)	(195.6)
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	1,861	8,016	(3,842)	(13,841)	(8,877)	(261.2)

	Year ended, and as of, December 31,
	1999	2000	2001	2002	2003	2003
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
	(in millions except per share and ADS data)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	0.57	2.31	(1.21)	(3.73)	(2.28)	(0.07)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	0.57	2.26	(1.04)	(3.73)	(2.28)	(0.07)
Net income (loss) (2)	1,861	8,016	(4,463)	(13,841)	(8,877)	(261.2)
Net income (loss) per share-basic (1) (3)	0.57	2.31	(1.21)	(3.73)	(2.28)	(0.07)
Net income (loss) per share —diluted (1)(3)	0.57	2.26	(1.21)	(3.73)	(2.28)	(0.07)
Balance Sheet Data:
ROC GAAP
Total current assets	14,303	29,027	25,358	21,301	21,002	617.9
Net property, plant and equipment	32,028	38,006	39,562	40,029	32,600	959.1
Total assets	51,197	72,451	72,309	68,120	61,422	1807.1
Total current liabilities	8,868	11,786	9,632	18,357	20,220	594.9
Long-term liabilities	15,946	16,091	19,533	19,549	11,954	351.7
Total liabilities	24,814	27,877	29,165	37,906	32,174	946.6
Total shareholders’ equity	26,383	44,574	43,144	30,214	29,248	860.5
U.S. GAAP
Total shareholders’ equity	26,433	41,831	43,300	28,351	28,195	829.5
Other Data:
ROC GAAP
Capital expenditures	8,129	11,803	9,078	8,975	1,606	47.2
Depreciation and amortization	4,855	6,048	8,006	8,742	9,287	273.2
Net cash provided by operating activities	5,062	16,123	9,399	271	2,317	68.2
Net income (loss) per ADS — basic	2.7	29.2	(2.3)	(31.0)	(21.3)	(0.6)
Net income (loss) per ADS — diluted	2.7	29.1	(2.3)	(31.0)	(21.3)	(0.6)
Number of common shares outstanding (weighted, as adjusted) (4)	3,321	3,631	3,702	3,667	3,852	113.3
Stock dividend per common share (5)	10%	13%	30%	10%	—	—
U.S. GAAP
Total current assets	14,588	28,994	26,646	21,037	21,398	629.5
Total assets	51,578	72,342	73,595	66,179	60,703	1785.9
Total current liabilities	8,886	14,425	10,768	18,797	20,489	602.8
Total liabilities	25,145	30,511	30,295	37,828	32,508	956.4

(1)	Retroactively adjusted for all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under ROC GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares, derivative contracts and convertible debt securities with beneficial conversion features. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in no additional expense or income in 1999, an additional expense of NT$1,622 million in 2000, an additional expense of NT$4,273 million in 2001, and no additional expense or income in 2002 and 2003. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in an increased income of NT$1,301 million in 1999, an additional expense of NT$898 million in 2000, an additional income of NT$228 million in 2001, an additional income of NT$449 million in 2002 and an additional expense of NT$386 million (US$11.3 million) in 2003. The difference in accounting treatment with respect to convertible debt securities with beneficial conversion features under the two accounting principles resulted in no additional expense or income in 1999 to 2002, and an additional expense of NT$617 million (US$18.2 million) in 2003.

(3)	Retroactively adjusted for all stock dividends declared. See note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

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

Risks Relating to Our Company

We recorded gross, operating and net losses in 2001, 2002 and 2003. Continued losses could materially adversely affect the value of your investment.

     The severe and protracted semiconductor industry downturn that began in the second half of 2000 continued throughout 2001, 2002 and the first half of 2003, with a continued drop in demand and general decline in the average selling prices of our products. For 2001, we realized a net loss of NT$866 million. For 2002, we recorded a net loss of NT$11,357 million. Net sales revenues declined by 24.2% compared to 2001, and our cost of goods sold, a substantial portion of which consists of fixed costs such as depreciation and amortization, exceeded our net sales revenue. Although our net sales revenues in 2003 increased compared to 2002, our cost of goods sold continued to exceed our net sales revenue in 2003. For 2003, we recorded a gross loss of NT$2,942 million (US$86.5 million), an operating loss of NT$7,684 million (US$226.1 million) and a net loss of NT$8,198 million (US$241.2 million). We cannot assure you that we will not continue to incur gross, operating and net losses for the full year 2004.

     Primarily as a result of the net losses we incurred and unrealized losses on long-term investments of NT$540 million in 2001, and NT$331 million in 2002 which was partially offset by an unrealized gain of NT$977 million (US$28.8 million) in 2003, shareholders’ equity declined by 3.2% in 2001, 30% in 2002, and a further 3.2% in 2003, to NT$29,248 million (US$860.5 million) as of December 31, 2003.

     In addition, we cannot assure you that these losses will not continue or increase. If we continue to record losses, the value of your investment may be materially adversely affected.

We have limited liquidity and may be unable to repurchase our outstanding debt securities when requested by holders, pay certain other obligations as they become due or otherwise meet our working capital needs.

     We have a substantial amount of obligations that will or may come due within the next year, and we may not have sufficient funds to pay these obligations. These obligations include the potential mandatory redemption of some of our convertible bonds, payment of our short-term debt, payment of the current portion of our long-term debt, expenditures required under contractual obligations and the payment of the costs of the day-to-day operation of our business. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     The holders of certain of our outstanding debt securities may require us to redeem all or a portion of their debt securities. In particular, as of December 31, 2003, we had outstanding US$90 million principal amount of zero coupon convertible bonds due February 10, 2008, which were redeemable at the option of the holders on February 10, 2004 and are redeemable on the same date each year thereafter until maturity, and US$169.2 million principal amount of 0.5% convertible bonds due February 7, 2007, which are redeemable at the option of the holders on August 9, 2004. On February 10, 2004, pursuant to the exercise of the option by holders of the bonds due February 10, 2008, we redeemed US$78.1 million aggregate principal amount of such bonds. In April 2004, we sold 13,125,000 global depositary shares, or GDSs, representing 525,000,000 new common shares, for cash to fund repayment of our debts and to acquire machinery and equipment. Had we not conducted this share offering, we would have had difficulty in meeting our bond redemption obligations in 2004. As of May 31, 2004, the balance of the outstanding bonds due February 10, 2008 was US$6.4 million (NT$218 million) and the aggregate principal amount of the outstanding bonds due February 7, 2007 was US$136.7 million NT$4,646 million). To the extent that the current price per share of the our shares remains below the adjusted conversion price, the likelihood increases that bondholders will elect to require us to redeem the bonds rather than convert.

     In addition to the convertible bonds discussed above, in 2004 we have been or will also be required to pay short-term debt and notes in the aggregate principal amount of approximately NT$2,748 million (US$80.8 million) and current portion of long-term debt and capital lease obligations in the aggregate principal amount of NT$11,164 million (US$328.4 million). In addition, we also have obligations under contracts, which we have entered into for goods and services and for other purposes, which require us to make minimum payments for our day-to-day business operations of approximately NT$18,476 million (US$543.6 million) in 2004.

     If our cash flow from operations and the proceeds of approximately US$173.25 million from our GDS offering in April 2004 are not sufficient, we may not be able to meet these payment obligations when due. At December 31, 2003, we had NT$10,649 million (US$313.3 million) of unrestricted cash and cash equivalents. We cannot assure you that we will be able to finance any of these payment obligations by using our current loan facilities or other means of financing. We have available to us a syndicated loan under which we may drawdown up to an additional principal amount of NT$5,390 million (US$158.6 million) as of May 31, 2004. However, we may only drawdown these amounts for the purchase of certain specified equipment, must still meet certain other conditions for drawdown and there is no assurance that we would be able to satisfy such conditions for new borrowings. We also cannot assure you that any alternate means of financing will be available to us on acceptable terms or at all. Further, our ability to repurchase the outstanding debt securities may also be limited by applicable law as well as the terms of our other outstanding indebtedness. See “— Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations”.

     Insufficient liquidity could materially restrict our operations, require us to reduce our budgeted capital expenditures and otherwise adversely affect our financial condition and results of operations. Borrowing funds, raising additional equity capital or converting long-term investments to liquid funds to meet our payment obligations and/or working capital requirements could adversely affect our financial condition or cause our shareholders to suffer dilution, and thereby adversely affect the price of our common shares, ADSs or GDSs. In addition, if we are or appear to be unable to make payments when due, we may be unable to continue operating, bankruptcy or insolvency proceedings could be commenced against us and, if this occurs, the value of our common shares, ADSs and GDSs would be materially impaired.

Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. Our loan agreements contain covenants that require us to maintain specified debt to equity ratio and ratio of current assets to current liabilities. In November 2003, we sold 475,000,000 new common shares for cash to increase shareholders’ equity pursuant to a share offering in Taiwan. Had we not conducted this share offering, we would have had difficulty in meeting the debt to equity ratio contained in our loan covenants as of the end of 2003. We may need to issue additional shares, ADSs or GDSs to increase shareholders’ equity, and we cannot assure you that we will be successful in selling all or any of such common shares, ADSs or GDSs. If we continue to incur losses, resulting in an erosion of our shareholders’ equity, and are unable to raise additional equity funding or renegotiate the terms of our loan agreements, we may be in default of financial covenants in the future. Such a default or defaults would seriously impair our ability to secure debt financing, and could require us to delay or cancel capital expansion plans, dispose of assets or take other steps to meet the financial ratios. Defaults or potential defaults in our financial covenants could also impair our ability to raise additional equity capital.

     In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, repurchase our outstanding debt securities, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one agreement may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis, and our operations could be significantly disrupted or harmed. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations and could seriously impair our ability to secure debt financing.

We are vulnerable to cyclical downturns in the semiconductor industry, and our business, financial condition and results of operations may suffer in future downturns.

     The semiconductor industry is highly cyclical. Economic downturns historically have caused reduced product demand, rapid declines in product prices, low capacity utilization and production over-capacity. Since the second half of 2000, the semiconductor industry has been adversely affected by the sudden and rapid decline in worldwide demand for electronic products such as personal computers, computer peripherals, consumer electronics and other communications devices. As such, electronics systems and applications companies have drastically reduced their orders for semiconductor devices to avoid further inventory accumulation. The severe and protracted downturn throughout 2001, 2002 and the first half of 2003 has resulted in a serious deterioration in the average selling prices of, as well as demand for, most of our products and materially adversely affected our operating results and financial condition. Although conditions in the semiconductor industry have improved since the third quarter of 2003, we cannot predict whether this improvement will continue. Even after the industry recovers, our product prices, sales volumes and margins may continue to be adversely affected during future cyclical downturns and our business, financial condition and results of operations may suffer accordingly.

Our results of operations fluctuate significantly, which may affect the value of your investment

     Our historical net sales revenue and other results of operations have varied, at times significantly, from quarter —to quarter and from year —to year. For example, we had net income under ROC GAAP of NT$10,613 million in 2000, a net loss of NT$866 million in 2001, a net loss of NT$11,357 million in 2002 and a net loss of NT$8,198 million (US$241.2 million) in 2003. Our future net sales revenue, gross profit (loss), operating income, net income (loss) and more generally, our business and results of operations, may vary significantly due to a combination of many factors, including:

•	changes in general economic and business conditions;

•	the cyclical nature of both the semiconductor industry and the markets served by our customers;

•	seasonality in demand for our customers’ products;

•	changes in demand for our products and our customers’ products;

•	technology development of our products and competing products;

•	changes in the average selling prices of our products;

•	inventory obsolescence;

•	our customers’ adjustments in their inventory;

•	the loss of or reduction of sales to a key customer or the postponement or cancellation of an order from a key customer;

•	our ability to obtain adequate labor, equipment, components, raw materials, electricity, water and other required production inputs on a timely and cost-efficient basis;

•	capital expenditures and production uncertainties relating to the roll-out of new facilities;

•	our ability to achieve target production yields, especially for new products;

•	our ability to accurately predict customer demand, as we must commit to significant capital expenditures in anticipation of future orders;

•	changes in our business strategy or technology roadmap;

•	natural disasters, such as fires, droughts, floods and earthquakes, or industrial accidents;

•	the long lead times in securing a qualification from our customers;

•	currency and interest rate fluctuations that may not be fully hedged; and

•	technological changes.

     Due to these factors and other risks, many of which are beyond our control, you should not rely on quarter-to-quarter or year-to-year comparisons to predict our future performance. Unfavorable changes in any of the above factors may materially and adversely affect our business and results of operations. In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors, which may in turn cause the prices of our securities to fall.

If we continue to experience significant investment losses from our investments, our financial condition and results of operations may be adversely affected.

     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere principally related to the semiconductor industry. As a result of the market downturn in the second half of 2000, which continued throughout 2001, 2002 and the first half of 2003, many of our invested companies experienced significant declines in their operating results. This in turn caused us to incur substantial investment losses as well as a reduction in the value of our equity interests in these companies. We incurred a net investment loss from our investments of NT$780 million in 2001, NT$415 million in 2002 and NT$825 million (US$24.3 million) in 2003. Any further significant losses from our investments in the future may materially and adversely affect our financial condition and results of operations.

As we depend on Mask ROM sales for a substantial portion of our revenue, a significant decrease in Mask ROM sales could result in the loss of a significant portion of our revenue.

     In 2001, 2002 and 2003, our Mask ROM net sales were NT$12,309 million, NT$7,575 million and NT$7,463 million (US$219.6 million), respectively, or 56.6%, 45.9% and 42.1%, respectively, of our net sales revenue in those periods. Historically, most of our Mask ROM products have been used in video game cartridges. Competing technological alternatives, such as CD-ROMs, DVD-ROMs, magnetic disks and telephone-linked and internet databases, have been adopted by some video game machine producers for some applications. For example, Nintendo, which is our largest customer, began marketing in September 2001 a new game platform that utilizes a DVD-ROM-based storage system. Nintendo is one of our major customers and accounted for 61.8%, 43.7% and 46.6% of our net Mask ROM sales in 2001, 2002 and 2003, respectively.

     We are seeking to sustain our Mask ROM sales volume by diversifying our customer base to include telecommunications, handheld computing and information devices and office automation equipment manufacturers and expanding the base of devices that may use Mask ROM. We cannot assure you, however, that these initiatives will be successful.

     Further, there has been an overall shrinkage of the Mask ROM market as products move away from using Mask ROM technologies to competing technologies, in particular Flash. We also expect that our Mask ROM sales will continue to decline for the foreseeable future, although we believe that due to our market position we will continue to be one of the major providers of Mask ROM products.

     Any significant reduction in the use of Mask ROMs in the video game manufacturing industry and generally will significantly reduce our revenue and adversely affect our business, financial condition and results of operations.

Our results of operations may continue to be adversely affected by the writedown of inventory resulting from an industry downturn.

     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. As a result, periods of excess capacity, overproduction, inventory buildup, rapid declines in average selling prices and technological obsolescence in the semiconductor industry have frequently followed periods of increased demand. The semiconductor industry experienced deteriorating market conditions from the end of 2000 through the first half of 2003. This decline resulted in an increase in our inventory levels, a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. Although conditions in the semiconductor industry have improved since the third quarter of 2003, we cannot predict whether this improvement will continue. In addition, seasonal fluctuations in the demand for our products requires a seasonal buildup in our inventory, which increases our risk of inventory loss due to obsolescence.

     Although we recorded an inventory loss reversal of NT$1,185 million (US$34.9 million) in 2003, we recorded inventory losses of NT$2,929 million in 2002 and NT$2,587 million in 2001. We may be required to provide for inventory loss or provide a significant write-down of our inventory due to inventory obsolescence and price declines in future periods if market conditions do not continue to improve. Furthermore, due to the cyclical nature of the semiconductor industry, we cannot assure you that we will be able to maintain our inventories at a satisfactory level or that we will not incur additional losses on inventories in the future.

Financial forecasts and internally prepared financial information published by us from time to time pursuant to Taiwan Securities and Futures Commission reporting requirements may be inaccurate and incomplete.

     Since 1993, the Taiwan Securities and Futures Commission requires ROC companies that meet certain statutory criteria to publish financial forecasts and to report to the Taiwan Securities and Futures Commission certain internally prepared unaudited unconsolidated financial information regarding such companies during the prior fiscal year. We have met the statutory criteria in each of the years beginning in 1995 and, accordingly, have complied with this reporting requirement. We intend to continue to comply with this requirement whenever necessary.

     The unaudited unconsolidated information we publish in response to this requirement is not given the same scrutiny to which we subject our quarterly, semi-annual and annual financial statements. Furthermore, as this information is neither audited nor consolidated, it may vary materially from our audited consolidated financial statements for the same period.

     In addition, the financial forecasts published by us from time to time pursuant to these requirements are based upon a number of estimates and assumptions regarding our industry, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. We do not undertake any obligation to update these forecasts, except as required by applicable laws and regulations. We urge you not to rely on these forecasts.

A decrease in demand for consumer electronics, computer and computer peripheral and other communications products may significantly decrease the average selling prices for our products and reduce our revenue and operating results.

     A significant percentage of our net sales revenue (our gross sales revenue less sales returns and discounts) is derived from customers who use our products for consumer electronics, computers and computer peripherals and other communications products. A significant decrease in the demand for consumer electronics, computers and computer peripherals and other communications products due to cyclicality or the non-acceptance of our customers’ products in the market, may decrease the demand for our products and could adversely affect our results of operations. Worldwide demand for consumer electronic products experienced a rapid and sudden decline between the second half of 2000 and the first half of 2003. In particular, declining average selling prices of these products have resulted in significant downward pressure on the prices of our products that are used in these products during that period. If the average selling prices for these products decrease again, the average selling prices for our products will also decrease and our revenue and operating results will suffer.

If we cannot compete successfully in our industry, we may lose customers and our revenue may decrease.

     The semiconductor industry is highly competitive. We compete with major international semiconductor companies, including Intel Corporation (“Intel”), Atmel Corporation (“Atmel”), Sharp Corporation (“Sharp”), Fujitsu AMD Semiconductor Ltd. (“FASL”), STMicroelectronics NV (“STMicroelectronics”), Renesas Technology Corporation (“Renesas”), Silicon Storage Technology, Inc. (“SST”), Hynix Semiconductor Inc. (“Hynix”), Toshiba Corporation (“Toshiba”), Oki Semiconductor Co. (“Oki”) and various other industry participants. Many of our competitors have greater access to capital and technology and have substantially greater production, research and development, sales and marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than our company.

     The principal elements of competition in our industry include:

•	technological expertise and technical competence;

•	time-to-market;

•	ability to obtain raw materials and components on a timely and cost-effective basis;

•	research and development capabilities and plans;

•	available capacity;

•	manufacturing capabilities and yields;

•	customer service; and

•	price.

     Moreover, since the basic manufacturing processes for the production of volatile and nonvolatile memory chips are similar, manufacturers of volatile memory products may migrate into our nonvolatile memory markets, which would create additional competition. Many of our competitors have shown a willingness to quickly and sharply reduce prices in order to maintain high capacity utilization in their facilities during periods of reduced demand. Any renewed erosion in the prices for our products could cause our profits to decrease and have a material adverse effect on our financial condition and results of operations.

Due to our high percentage of fixed costs, we will not be profitable if we are unable to achieve relatively high capacity utilization rates.

     Our operations are characterized by relatively high fixed costs, such as depreciation, and we expect this to continue. Our profitability depends not only on absolute pricing levels for our products, but also on utilization rates for our equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since per-unit costs generally decrease as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins during such periods, which occurred in 2001, 2002 and the first half of 2003. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to achieve or maintain profitability if we cannot consistently achieve or maintain relatively high capacity utilization rates. Furthermore, high capacity utilization rates in the absence of high demand could result in inventory buildup and obsolescence, which may result in write-downs of inventory.

Our customers generally do not place purchase orders in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently and on a timely basis.

     Our customers generally place purchase orders between one to two months before the desired shipment date, and our contracts with customers generally do not require minimum purchases of our products. Due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period — to period, and it is difficult to forecast future order quantities. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues, plan our production and allocate resources for future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We cannot assure you that any of our customers will continue to place orders with us in the future and at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures for raw materials, components, labor and equipment.

We intend to increase our manufacturing capacity in Flash products, which may expose our business and operations to additional risks that may adversely affect our financial condition and results of operations.

     We intend to increase our manufacturing capacity in Flash products in order to capitalize on the growing demand for these products. The Flash products market is dominated by large players, including FASL, Intel, Sharp and STMicroelectronics, all of which may have greater financial and other resources than our company. As of December 31, 2001, 2002 and 2003, Flash products accounted for 54.5%, 66.6% and 58.4% of our product inventory, respectively. If we allocate resources and manufacturing capacity to Flash products but are unable to compete effectively in the Flash products market, our business and operating results will suffer. Moreover, any inventory loss from Flash products may adversely affect our financial condition and results of operations.

Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue.

     In 2001, 2002 and 2003, our net sales to Megachips Corporation (“Megachips”), which resells our products to Nintendo, aggregated NT$8,390 million, NT$5,646 million and NT$3,510 million (US$103.3 million), respectively, or 38.6%, 34.2%, and 19.8%, respectively, of our net sales revenue in those periods. Nintendo may not continue to place orders with us in the future at the same levels as in prior periods or at all. The loss of Nintendo as a customer, delayed or reduced orders by Nintendo, decreases in product prices or significant changes in delivery schedules to Nintendo could materially and adversely affect our business, financial condition and results of operations. In addition, any negative development in the relationship between us and Megachips or the relationship between Nintendo and Megachips could harm our sales to Nintendo.

     Nintendo faces competitive pressure in the electronics entertainment market, which is characterized by frequent new product introductions and rapidly shifting consumer preferences. Nintendo’s current game platform, the Game Cube, utilizes a DVD-ROM-based storage system, which is different from Mask ROM-based cartridges that were used in Nintendo’s previous game platforms. This game platform came to market in Japan in September 2001, in the United States in November 2001 and in Europe in May 2002. As a result, we have been shifting our production toward the output of Mask ROMs for Nintendo’s Game Boy series of handheld gaming devices and other semiconductor solutions for the Game Cube and related accessories. However, sales to Nintendo for Game Boy may not compensate for the loss of Mask ROM sales for Nintendo’s console-card game platform, and in fact did not in 2002 or in 2003. Further, Nintendo’s Game Boy platform is expected to face competition with the planned roll out of Sony’s PSP portable gaming device at the end of 2004. In addition, unit sales volumes or prices of Mask ROMs and other products sold through Megachips to Nintendo may fluctuate significantly depending on the products offered by Nintendo and its need for our products. If we cannot successfully market and sell our Mask ROM products for inclusion in other devices such as game cartridges used in Nintendo’s Game Boy Advance devices, if Nintendo delays or reduces its orders from us or if we cannot replace Nintendo with a customer purchasing our products at similar levels, our sales may decline significantly and our business, financial condition and results of operations will be adversely affected.

If we are unable to successfully execute or integrate our new organizational and business unit structure, our operations and future operating results may be adversely affected.

     In 2003, we reorganized our existing organizational and business unit structure (which was organized on the basis of memory products, SMS products and services, and multimedia products) into two main strategic business groups. However, we may not be able to effectively and efficiently assimilate our business, operations and personnel under the new organizational and business unit structure, and may experience disruption to our business and encounter difficulty in implementing effective operational, management and financial information systems. Moreover, we cannot assure you that our new organizational and business unit structure will be compatible with our existing business model. Any failure to successfully execute or integrate our new organizational and business unit structure may adversely affect our operations and future operating results.

We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. At present, there is a shortage in Taiwan of persons with the special technical skill set we require. Further, although some of these personnel have entered into employment agreements with us, most of these employment agreements do not specify the duration of employment. Therefore, the relevant personnel may, subject to the terms of the relevant agreements, terminate such agreements at any time. We are not insured against the loss of any of our personnel. When we commence operations at Fab III, we may be required to substantially increase the number of these employees and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we may require in the future. Moreover, in order to attract and retain personnel, we must devote significant resources to training and benefits. These benefits have historically and may in the future include bonuses in the form of our common shares or otherwise based on the performance of our stock.

Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future operating results may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	our stock price and credit rating;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

     If we are unable to obtain external financing in a timely manner, on acceptable terms or at all, we may be unable to implement our expansion plans or conduct planned research and development and develop new products and our growth prospects and future operating results may decline.

If needed cash resources are unavailable to us, we will be unable to implement successfully our research and development plans.

     To keep up with the rapid pace of technological change and to develop attractive and cost-effective products, we need to invest significantly in research and development. We may not be able to generate cash flow from operations in sufficient amounts to allow us to maintain our planned level of spending on research and development. Any failure to maintain adequate research and development spending could reduce our competitiveness and jeopardize our long-term prospects.

If we are unable to manage our expansion effectively, our growth prospects may be limited and our future operating results may be affected.

     We have significantly expanded our operations in recent years, and expect to continue to expand our operations in the future. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our expansion effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and operating results.

If we are unable to effectively manage seasonal fluctuations in the demand for our products, our business and operating results may be adversely affected.

     We have in the past experienced, and we expect to continue to experience, seasonal fluctuations in the demand for our products. In particular, we typically generate higher sales during the third and fourth quarters of the year. In anticipation of the higher demand in these quarters and to smooth out and manage rationally the use of our capacity over the course of the full year, we typically build up inventory in the first and second quarters of the year. However, if we are unable to increase our manufacturing capacity or build up inventory ahead of demand to meet seasonal or additional future demand on a timely basis, our customers may seek other manufacturing sources to meet their needs and our business and operating results may be adversely affected. In addition, if we are unable to effectively manage our manufacturing capacity during a seasonal downturn in demand or if we build up inventory in anticipation of demand that does not materialize, our results of operations would also be adversely affected.

Delays or other constraints in the expansion or construction of our fabrication plants could delay increases in our capacity, which may adversely affect our growth and prospects.

     We completed construction of Fab III in July 2002. However, due to the recent adverse market conditions that prevailed in the semiconductor industry, we expect full commencement of operations at Fab III to be delayed until 2005 or later. We are utilizing part of the space in Fab III to supplement production in Fab II. We could delay the commencement of full commercial operation of Fab III beyond 2005 if there is no significant sustained improvement in market conditions.

     If we experience delays or other constraints in the expansion, construction or the commencement of full commercial operations of our fabrication plants, planned increases in our capacity could be delayed and our results of operations could be adversely affected.

Our revenues and operating results may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our manufacturing operations require that we obtain adequate supplies of raw materials on a timely basis. Our primary raw materials include six-inch and eight-inch wafers, chemicals and gases and other inputs, which we purchase from a limited number of suppliers. In particular, wafer manufacturing capacity and supply in the Taiwan semiconductor industry have from time to time been, and in the future may be, in short supply, and our future growth will depend in large part on securing a continuous supply of six-inch and eight-inch wafers. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenue and operating results could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we could not pass on to our customers.

If we are unable to obtain additional equipment in a timely manner and at reasonable cost, our competitiveness and future operating results may be adversely affected.

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

     We enter into a variety of derivative transactions from time to time for both hedging and trading purposes. These derivative contracts may expose us to or increase our exposure to financial market risks, including foreign currency exchange rates, marketable securities prices (including those of our common shares and bonds) and changes in interest rates. Even when we enter into derivative contracts for hedging purposes, there may be imperfect correlation or even no correlation, between price movements of a derivative instrument and price movements of the underlying item being hedged, which will result in a less effective or ineffective hedge. Moreover, although successful hedging strategies could reduce our risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the hedged item, hedging strategies could also reduce our opportunity for gain by offsetting the positive effect of favorable price movements in the hedged item.

     We entered into a derivative contract with our common shares as the underlying reference securities in connection with our stock appreciation rights plan. This contract also included a reference to foreign currency exchange rates. The contract, as amended, expires in May 2005. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Equity Derivative Contracts” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Market Price Sensitivity Analysis — Equity Contract”. Future decreases in the trading price of our common shares may adversely affect our financial condition and results of operations.

     We may also be required to pledge assets as collateral security, maintain segregated accounts or make margin payments when we take positions in derivative instruments involving obligations to third parties (i.e., derivative instruments other than purchased options). If we were to be unable to close out our positions in these derivative instruments, we may be required to continue to pledge such assets, maintain such accounts or make such payments until the positions expire or mature. Our ability to close out a position in a derivative instrument prior to its expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of counterparty to enter into a transaction closing out the position. We cannot assure you that we will be able to close out a derivative position at a time and price that is favorable to us.

     We are also exposed to the credit risk of the counterparties to our derivatives contracts. In particular, any failure by a counterparty to honor the terms of its derivatives contracts with us may adversely affect our financial condition and results of operations.

We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our operating results.

     All of our existing manufacturing operations are in Hsinchu, Taiwan, which is vulnerable to natural disasters. Disruption of operations at our manufacturing facilities for any reason, including earthquakes, droughts, power outages, typhoons or other events beyond our control, would cause delays in shipments of our products, which could result in the loss of revenue and/or customers.

     Taiwan is also susceptible to earthquakes and has experienced severe earthquakes that caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. These earthquakes damaged production facilities and equipment and adversely affected the operations of many companies involved in the semiconductor and other industries, including our company. Moreover, there were interruptions to our production schedule primarily as a result of power outages caused by these earthquakes.

     As a result of the rapid growth of the Taiwan semiconductor industry, which is primarily based in Hsinchu, there has been increased demand for water and electricity in that region. Any shortage of water or electricity could have a material and adverse effect on our operations. Many areas in Taiwan experienced a severe drought in 2002 causing Taiwan authorities to announce water-rationing measures in the northern parts of Taiwan. If a drought occurs again and authorities are unable to source water from alternative sources in sufficient quantities, we may be required to temporarily shut down or substantially reduce production at our facilities in the affected areas, which would seriously affect our operations.

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

     While we maintain several insurance policies relating to our business, including business interruption insurance, we cannot assure you that the insurance coverage will be sufficient to protect us from potential losses resulting from natural disasters and other events beyond our control. In addition, we cannot assure you that the premium payable for these insurance policies upon renewal will not increase substantially, which may adversely affect our financial condition and results of operations. Furthermore, any failure or inability to obtain the necessary insurance coverage on a timely basis, or at all, may severely increase our operating risk.

We are subject to stringent environmental regulations and any violation could require us to pay significant fines, or result in a delay or interruption of our operations.

     We are subject to environmental regulations relating to our manufacturing processes, including the use, storage, discharge and disposal of chemical by-products of, and water used in, our production process. A failure or a claim that we have failed, to comply with these environmental regulations could result in the assessment of damages or imposition of significant fines, delays in our production and capacity expansion and negative publicity, all of which could harm our business. New regulations could also require us to acquire costly equipment or to incur other significant expenses. In addition, any failure by us to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

New corporate governance legislation and regulations in the United States could increase the cost of compliance, while recent corporate scandals could increase the risks associated with non-compliance.

     As a result of recent corporate governance scandals in the United States and the legislative and litigation environment resulting from those scandals, the costs of being a public reporting company in the United States generally have increased and are expected to increase further in the near future as we implement measures to comply with applicable laws and regulations. New legislation, such as the Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company in the United States. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums. Any failure to comply with these requirements will increase our exposure and the exposure of our chief executive officer and chief financial officer, to the risk of enforcement actions and litigation, and could cause our share price to fall.

Any impairment charges required under U.S. GAAP may have a material adverse effect on our net income on a U.S. GAAP reconciled basis.

     Under currently effective U.S. GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2003. We are currently not able to estimate the extent and timing of any goodwill impairment charge for future years. Please see note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report for a discussion of the criteria that, if met, may require impairment charges.

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

     Our consolidated financial statements are prepared under ROC GAAP, which differ in many significant respects from U.S. GAAP. For example, ROC GAAP does not require the recognition of the value of shares distributed as bonuses to employees when calculating net income, and ROC GAAP and U.S. GAAP differ in some important respects in accounting for gains and losses on derivative financial instruments. Largely as a result of the differences in accounting for employee bonuses in the form of our common shares, derivative instruments and convertible debt securities with beneficial conversion features, we reported under U.S. GAAP net loss of NT$4,463 million in 2001, NT$13,841 million in 2002 and NT$8,877 million (US$261.2 million) in 2003, as compared to, under ROC GAAP, net loss of NT$866 million in 2001, NT$11,357 million in 2002 and NT$8,198 million (US$241.2 million) in 2003. See note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

Risks Relating to Technology and Intellectual Property

Our return to profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

     The markets for semiconductors and electronic systems that use semiconductor products are subject to rapid technological change. This rapid change results in:

•	introduction of new and increasingly complex and powerful products;

•	rapidly evolving industry standards;

•	rapid and significant product price declines;

•	rapid product obsolescence; and

•	introduction of competing technologies and solutions.

     Our success depends on our ability to improve and develop our core technologies in a rapidly changing technological environment. In particular, we expect that we will need to constantly offer more sophisticated technologies and processes in order to respond to competitive industry conditions and customer requirements. We cannot assure you, however, that we will be able to identify new product opportunities or to timely develop and successfully market new products. We may also experience delays in developing or achieving volume production of new products. Moreover, our new products may fail to gain market acceptance, and existing products may become obsolete. For example, our sales of Mask ROM products fell when Nintendo shifted to DVD-ROM technology in its newer products, and may continue to fall further as products move to competing technologies. If we fail to develop, or obtain access to, advances to technologies and processes, we may become less competitive and be unable to return to profitability.

We depend on our technology partners to advance our portfolio of process technologies, and we may not be able to advance our portfolio of process technologies if our technology partners fail to advance their technology, if we fail to maintain our existing arrangements with our technology partners or if we are unable to enter into new arrangements with other technology providers.

     Enhancing our product design and manufacturing process technologies is critical to our ability to provide products and services for our customers. In particular, we have an internal research and development team focusing on developing new semiconductor manufacturing process technologies. We also depend on our technology arrangements with leading integrated device manufacturers and fabless semiconductor companies, consumer electronics and communications companies and other technology providers to advance our portfolio of process technologies. We believe these arrangements help reduce our development costs and capital expenditures and increase the capacity utilization rates in our fabrication plants. If we are unable to maintain successful technology arrangements on mutually beneficial economic terms, or are unable to enter into new technology arrangements with other leading semiconductor companies, electronics companies and other technology providers, we may not be able to continue providing our customers with leading-edge process technologies, which may adversely affect our competitiveness as well as our business and prospects.

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

     From time to time, we experience lower than anticipated production yields as a result of these factors, particularly in connection with the expansion of our capacity or changes in our processing methods. Our yield on new products is often lower as time is required for us to develop expertise and experience in producing these products. We typically sell our products on a per-die basis and lower yields can reduce the number of units we can sell, which causes our revenues and profits to suffer. If we fail to maintain high quality production standards and yields, our business and operating results may suffer and our customers may cancel their orders or return our products.

Our business depends in part on our ability to obtain and preserve intellectual property rights.

     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. We rely on patents, copyrights and trade secret protection rights to protect some of our proprietary technologies and products. We cannot assure you that these measures will provide meaningful protection of our intellectual property or commercial advantage. For example, our competitors may be able to use our technologies to develop similar or superior products, and we may not have sufficient financial resources to protect and enforce our rights. We intend to continue to file patent applications when appropriate to protect our proprietary technologies, but the process of seeking patent protection can be lengthy and expensive. In addition, patents may not be issued for pending or future applications. Furthermore, if patents are issued, they may be challenged, invalidated or circumvented. Moreover, the various countries in which we market our products may not protect our intellectual property rights to the same extent as does the United States. See “Item 5. Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc. — Research and Development” and “— Intellectual Property”.

We may be subject to intellectual property rights disputes that could expose us to serious liabilities.

     The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States or elsewhere until the applications or resulting patent (if one is granted) are made available to the public. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. We are currently involved in certain litigation matters involving patent infringement. See “Business — Legal Proceedings”. As is typical in the semiconductor industry, from time to time we receive communications from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights. We expect to receive similar communications in the future. If a valid claim is made against us or our customers, we may be required to:

•	discontinue using process technologies which could cause us to stop manufacturing particular semiconductors;

•	pay substantial monetary damages:

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology which may not be available on reasonable commercial terms, or at all.

     We could be seriously harmed by any of these developments. Litigation, which could result in substantial costs to us and divert our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend against claimed infringement of the rights of others. Our failure to obtain necessary licenses, the occurrence of patent infringement or other intellectual property litigation could seriously harm our company. In addition, although we have from time to time made a reserve in anticipation of royalty payments we may potentially be required to make in relation to any possible claims or allegations, we cannot assure you that we have made, or will continue to make, sufficient reserve for all claims and allegations against our company for any patent infringement. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

Political and Economic Risks

Strained relations between the ROC and the People’s Republic of China could adversely affect our business and the market value of your investment.

     Our principal executive offices and most of our assets are located in, and most of our revenue is derived from, our operations in Taiwan. The ROC has a unique international political status. The People’s Republic of China asserts sovereignty over all of China, including Taiwan. The People’s Republic of China government does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the People’s Republic of China, relations have often been strained and the People’s Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Relations between the ROC and the People’s Republic of China have been particularly strained in recent years. Recent speeches and statements by President Chen Shui-bian hinting at independence issues and reactions of Chinese officials to these speeches and statements have increased tensions between the ROC and the People’s Republic of China. Past developments in relations between the ROC and the People’s Republic of China have on occasion depressed the market price of the securities of ROC companies. Relations between the ROC and the People’s Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenue is denominated in U.S. dollars and Japanese yen. Our costs of revenues and operating expenses, on the other hand, are incurred in several currencies, including NT dollars and U.S. dollars. In addition, a substantial portion of our capital expenditures has been and is expected to continue to be, primarily denominated in U.S. dollars and Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currencies”.

Disruptions in the international trading environment may significantly reduce our international sales and revenue.

     A substantial portion of our net sales revenue is derived from sales from Taiwan to customers located outside Taiwan. In 2001, 2002 and 2003, export sales from Taiwan to our customers outside Taiwan accounted for 73.7%, 82.5% and 67.9%, respectively, of our net sales revenue. We expect sales to customers outside Taiwan to continue to represent a significant portion of our net sales revenue. Accordingly, our financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic or social developments in or affecting the countries in which we sell our products that are not within our control. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. These disruptions in the international trading environment affect the demand for our products and the terms upon which we sell our products overseas, which may significantly reduce our international sales and revenue.

The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan.

     Our common shares are listed on the Taiwan Stock Exchange. The trading price of our common shares may be affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past decade, the Taiwan Stock Exchange Index peaked at 10,202 in February 2000 and subsequently fell to a low of 3,446 in October 2001. During 2003, the Taiwan Stock Exchange Index peaked at 6,142 on November 5, 2003 and reached a low of 4,140 on April 28, 2003. During 2002 and 2003, daily closing prices of our common shares ranged from NT$32.7 per share on April 3, 2003 to NT$4.12 per share on May 22, 2003. On June 23, 2004, the Taiwan Stock Exchange Index closed at 5,729 and the daily closing value of our common shares was NT$10.4 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the People’s Republic of China are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could decrease the market prices and liquidity of our common shares, ADSs and GDSs.

     In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the ROC formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the ROC government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our common shares, ADSs and GDSs.

Risks Relating to our Common Shares, ADSs and GDSs

We cannot assure you that the market for our common shares and ADSs will be active and liquid, and trading of our GDSs has been extremely illiquid.

     The average daily trading volumes for our common shares and ADSs have fluctuated greatly in the past. During 2003, the daily trading volume of our common shares ranged from approximately 217,633,760 to approximately 3,486,579. During the same period, the average daily trading volume of our ADSs ranged from approximately 255,632 to approximately 100. Since our GDSs began trading in April 2004, trading of our GDSs has been extremely illiquid, and underlying common shares have been withdrawn with respect to a very substantial majority of our GDSs. As of June 21, 2004, GDS holders representing over 95% of our GDSs issued in April 2004 have withdrawn from our GDS program and converted their GDSs to common shares. We cannot assure you that the liquidity of our common shares or ADSs will be maintained or enhanced and expect that trading in our GDSs will continue to be extremely illiquid. Market prices of technology companies’ shares have been and continue to be extremely volatile. As a result, volatility in the price of our common shares, ADSs and GDSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results.

     In addition, the EU Transparency Obligations Directive is currently being finalized and may be implemented in Luxembourg, where our GDSs are listed, in a manner that is unduly burdensome for our company. In particular, we may be required to publish financial statements in the EU prepared in accordance with, or reconciled to, International Financial Reporting Standards. In such circumstances we may decide to seek an alternative listing for the GDSs on a stock exchange outside the European Union.

Future sales of securities by our company or existing shareholders or future issuances of securities by our company may have a dilutive effect and decrease the value of your investment.

     The market price of our common shares and ADSs and GDSs could decline as a result of future sales of a large number of common shares, ADSs or GDSs or the perception that such sales could occur. If we or the holders of our common shares, ADSs or GDSs sell a large number of common shares, ADSs or GDSs, or the perception develops that such an event may occur, the market price for the common shares, ADSs or GDSs could be depressed. In particular, if cash flow from operations is insufficient to allow us to conduct our day-to-day operations or to redeem or otherwise repay our debt or if net losses reduce our equity near or below the minimum level stipulated in covenants under our bank loans, we may need to issue more common shares, ADSs or GDSs in the future, or the perception may arise that we need to do so.

     In addition, we plan to issue, from time to time, additional common shares in connection with employee compensation as well as to finance possible future investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares, ADSs and GDSs to decrease. The conversion of our convertible bonds into common shares (and, where applicable, exercise of the right to deposit those common shares in exchange for ADSs or GDSs) may also have a dilutive effect. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Option Plans” for a discussion of the share option plan that we have adopted for the benefit of all of our officers and employees and those of our subsidiaries.

ADS and GDS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs and GDSs.

     The voting rights of ADS and GDS holders as to the common shares represented by the ADSs or GDSs are limited to the extent set forth in the relevant deposit agreement. With respect to matters other than the election of our directors or supervisors, ADS and GDS holders generally are not able to exercise voting rights on an individual basis. With respect to matters other than the election of our directors or supervisors, if holders representing 51% of the outstanding ADSs or GDSs, as the case may be, instruct the depositary to vote in a particular manner, the depositary will cause all common shares represented by the ADSs or GDSs to be voted in that manner. If the depositary does not receive instructions representing at least 51% of the outstanding ADSs or GDSs, as the case may be, to vote in a particular manner, ADS or GDS holders, as the case may be, will be deemed to have instructed the depositary to authorize all the common shares represented by their ADSs or GDSs to be voted at the discretion of our designated representative, which may not be in the interest of all ADS or GDSs holders.

     The ROC Company Law and our articles of incorporation provide that a shareholder has one vote for each common share. There is also cumulative voting for the election of directors and supervisors.

The rights of holders of our ADSs and GDSs to participate in our rights offerings may be limited, which may cause dilution to their holdings.

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the ADS deposit agreement, the depositary will not offer those rights to holders of ADSs unless both the rights and the underlying securities to be distributed to holders of ADSs are either registered under the U.S. Securities Act of 1933 (the “Securities Act”) or exempt from registration under the Securities Act. Under the GDS deposit agreement, the depositary will not offer those rights to holders of GDSs if it deems the distribution of rights to holders of GDSs not to be lawful and reasonably practicable. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Accordingly, holders of our ADSs and GDSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

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

ADS and GDS holders may be required to appoint agents in Taiwan to handle various tax and administrative matters if they withdraw common shares from our ADS or GDS program and become shareholders, which may make share ownership burdensome.

     Non-ROC persons wishing to withdraw their common shares from our ADS or GDS program and become shareholders are required under current ROC laws and regulations to appoint a local agent or representative (a “Tax Guarantor”) in Taiwan for making tax payments on their behalf. A Tax Guarantor must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of the holder’s ROC tax obligations. Holders wishing to repatriate profits derived from the sale of common shares or cash dividends or interest derived from any such common shares, will be generally required to submit evidence of appointment of a Tax Guarantor and the approval of the appointment by the ROC tax authorities. We cannot assure you that you will be able to appoint and obtain approval for a Tax Guarantor in a timely manner.

     Under ROC law and regulations, citizens of the People’s Republic of China are not permitted to hold our common shares.

     In addition, under current ROC law, such ADS or GDS holders will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm, remit funds and exercise shareholders’ rights. They must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. In addition, they will be required to register with the Taiwan Stock Exchange for making investments in the ROC securities market (and if you are an offshore foreign institutional investor, to obtain the prior approval of the Central Bank of China) prior to withdrawing common shares. Without meeting these requirements, non-ROC persons will not be able to hold, subsequently sell or otherwise transfer our common shares on the Taiwan Stock Exchange.

Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs or GDSs may have an adverse effect on the value of your investment.

     Under current ROC law, a holder of our ADSs or GDSs who withdraws and becomes a holder of our common shares may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

     Furthermore, pursuant to the ROC Foreign Exchange Control Law, the Executive Yuan of the ROC government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among others, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

When withdrawing the underlying common shares of the ADSs or GDSs, you may be required to provide certain information to us or the Depositary, and failure to provide such information may result in a delay of the withdrawal.

     When withdrawing the underlying common shares of ADSs or GDSs, you may be required to provide certain information to us or the depositary, including the name and nationality of the person to be registered as the shareholder, the number of common shares to be acquired by such person and the number of common shares acquired by such person in the past through the date of the withdrawal of the underlying common shares. Under applicable ROC laws, we are required to report to the ROC Securities and Futures Commission (the “ROC SFC”) if the person to be registered as a shareholder (i) is a “related party” of ours as defined in the ROC Statement of Financial Accounting Standard No. 6 or (ii) will hold, immediately following such withdrawal, more than 10% of the underlying common shares of the ADSs or GDSs. Failure to provide such information may cause the delay of such withdrawal of the underlying common shares.

Item 4. Information on the Company

A. History and Development of the Company

     We are an independent semiconductor designer, producer and supplier. Our product portfolio includes Mask ROM, Flash, EPROM, strategic manufacturing services, or SMS, and system logic center, or SLC, products. We view ourselves as an integrated provider and treat our principal clients as strategic partners. We work closely with them starting from early stages of product development to design silicon chip solutions that meet their specific needs. These partners include Nintendo and

Hewlett-Packard, with whom we have had relationships for over ten years. We differentiate ourselves by our ability to offer a full range of in-house design, product and process engineering capabilities.

     Following our recently completed reorganization of our business unit structure, we organize our operations into two main strategic business groups:

•	our Microelectronics and Memory Solution Group, which encompasses Mask ROM, Flash, EPROM products and strategic manufacturing services; and

•	our Integrated Solution Group, which focuses largely on SLC products for the audio, video, communications and microcontroller markets.

     We generate our revenue from customers in the consumer electronics, computer and communications industries. For 2003, of our total net sales, excluding sales made by distributors, 60.7% was generated by our products for consumer electronics applications, 19.6% by our products for computer applications and 19.7% by our products for communications applications.

     We were founded and incorporated on December 9, 1989 by engineers who returned to Taiwan from Silicon Valley in the United States. Our founders chose to form our company in Taiwan to take advantage of the availability of capital and Taiwan’s manufacturing strengths. Today, many of the world’s largest semiconductor companies are located in Taiwan. Many companies outside Taiwan outsource some or all of their semiconductor manufacturing needs to Taiwan’s semiconductor manufacturing service providers. In addition, Taiwan is a center for the design and manufacture of electronic systems that have semiconductor devices as their primary components.

     We believe that we were the first in Taiwan, in August 1992, to develop a digital signal processor, and that we were the world’s first manufacturer to announce the commercial availability of a 4Mb Flash chip in October 1992. Additionally, in 1997, we became one of the first companies in Taiwan to produce an embedded Flash microcontroller.

     In March 1995, our common shares were listed on the Taiwan Stock Exchange and we became the first company to be listed under that stock exchange’s “High Technology” category of companies. In May 1996, our ADSs were accepted for quotation on the Nasdaq National Market and we became the first Taiwanese company with securities listed in the United States. In April 2004, we issued GDSs which were listed on the Luxembourg Stock Exchange.

     Our contact information is:

•	Business address:	No. 16 Li-Hsin Road, Science Park Hsinchu, Taiwan, Republic of China

•	Telephone number:	(8863) 578-6688

•	Website:	www.macronix.com

Capital Expenditures

     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Increases in property, plant and equipment amounted to NT$9,078 million, NT$8,975 million and NT$1,606 million (US$47 million) in 2001, 2002 and 2003, respectively. The following table sets forth our capital expenditures for 2001, 2002 and 2003.

	Year ended December 31,
	2001	2002	2003
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	609	370	88
Fab II	2,915	1,184	228
Fab III	3,726	4,720	834
Others	1,828	2,701	456

Total	9,078	8,975	1,606

     These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. See “Item 4. Information on the Company — D. Property, Plant and Equipment”.

     In 2003, our capital expenditures consisted mainly of residual payments following the completion of the construction of Fab III and our upgrade of Fab II. In order to commence commercial operations for our Fab III, we will require funding for our capital expenditures for equipment, which we expect we will obtain from debt and equity financing that we may consider from time to time, depending on market conditions, our financial performance and other relevant factors, and from internally generated funds. We believe that we will have sufficient resources available to meet our planned capital expenditure requirements in 2004.

Recent Developments

     In April 2004, we sold 13,125,000 GDSs, representing 525,000,000 new common shares. The offering price for GDSs was US$13.20 per GDS and net proceeds were approximately US$173.25 million. The GDSs are listed on the Luxembourg Stock Exchange plc. Our GDSs are not fungible with our ADSs, and each GDS represents 40 of our common shares. As of June 21, 2004, GDS holders representing over 95% of the GDSs issued in April 2004 have withdrawn from our GDSs program and converted their GDSs to common shares.

B. Business Overview

Our Strategy

     We aim to be a global leader in the non-volatile memory market by offering our customers a total non-volatile memory solution for their electronic system requirements. We seek to distinguish ourselves from traditional integrated device manufacturers and wafer foundries by forging strategic partnerships with our key customers from an early stage of their product development to ensure our products meet their present and future requirements.

     Beginning in the second half of 2000, the semiconductor sector experienced a severe downturn, during which we and other market participants were unable to maintain profitability amidst slumping demand and a sustained decline in average selling prices. In addition, just prior to the downturn, we had been investing in a number of research and development projects that resulted in an even greater strain on our resources when the downturn occurred.

     We believe we are beginning to see the initial signs of recovery in the sector, affording us the opportunity to leverage our core skills to seek to expand on our leadership in Mask ROM products and to further expand our Flash business. We have streamlined our corporate structure by organizing operations into two distinct business units, and we have focused our operations and research and development initiatives on select technologies, which we expect will not only improve our technology migration and time to market but also allow us to maximize the benefits from our available resources.

     The components of our strategic initiatives are as follows:

Focus our management efforts, research and development initiatives and technology development on select businesses

     In order to better focus our resources on key projects and customers, we have recently reorganized our business into two distinct business units, namely, the Microelectronic and Memory Solution Group, which focuses on our non-volatile memory and manufacturing business, and the Integrated Solution Group, which focuses on combining our non-volatile memory products with third-party or in-house SLC products to develop customized integrated device solutions for our customers.

     As a result of this reorganization, we have also refocused our research and development efforts on key selected projects and discontinued other projects. For instance, we are no longer developing our in-house PAC-AND Flash technology, and are instead working with strategic partners on other Flash technologies that we believe are more likely to be successful and competitive in the future.

     We have spun off two subsidiaries, MagicPixel and MaxNova, as part of our efforts to focus our technology and product development. We believe such internally developed technologies and capabilities are better pursued independently so as not to divert our efforts and resources from non-volatile memory development. At the same time, our Integrated Solutions

Group will continue to be able to leverage these capabilities in developing customized solutions for our customers, as we maintain close working partnerships with these subsidiaries.

     We believe these efforts will help to allocate resources to those projects and initiatives that we believe will have the greatest impact on this objective.

Maintain our leadership in Mask ROM and multiple-time-programmable products

     Although the Mask ROM market has been declining over time, it remains the preferred low-cost, high-volume solution for certain applications and hence continues to be an important segment of our business. We have been able to increase our market share in the Mask ROM segment over time while maintaining relatively strong margins in spite of declining average selling prices.

     In the future, we expect Mask ROM and/or similar one-time or multiple-time-programmable products to continue to play an important role in our business. We plan to continue to focus on maintaining our competitiveness in this segment by improving our technology capabilities as well as introducing new applications for Mask ROM, including, in particular, digitally stored content for mobile and handheld devices.

Invest in Flash technologies to develop cost-competitive solutions, particularly for the handheld device and wireless markets

     We believe Flash will be the dominant non-volatile memory product in the future and are committed to expanding our capabilities and market share in Flash technologies. We believe that our ability to develop expertise in advanced Flash technologies is critical to our long-term competitiveness and success.

     In the near term, we plan to focus on medium-density Flash products using advanced manufacturing processes and reduce micron line widths to develop cost-effective solutions. At the same time, in order to become a leader in the Flash industry, we plan to work with strategic technology partners to mitigate research and development risks. We plan to continue to develop NBit based technology, which we believe provides a simple and cost-effective solution, by migrating to lower geometries and higher densities. In addition, we are currently jointly developing 0.13 micron process technology with Renesas based on its DINOR Flash design. We believe that such strategic partnerships not only allow us to share the risk associated with research and development, but also improve the speed at which we can migrate to more advanced Flash technologies in a cost-competitive manner.

Leverage our competitive position in the non-volatile memory market to effectively cross-sell and diversify our product mix and customer base

     As the world’s leading manufacturer of Mask ROMs, we are able to provide our customers with a cost-effective means to procure large volumes of capacity in a relatively short time frame. Our Mask ROM business has therefore been critical to our efforts in developing relationships with, and eventually cross-selling other products to, some of our key customers. For example, we have successfully sold Flash, SLC and SOC products to Nintendo, which originally began as a customer for our Mask ROM products only.

     We plan to continue to leverage our Mask ROM business with our existing and potential customers, thereby expanding our ability to cross-sell and diversify product mix and customer base.

Capitalize on our strengths in non-volatile memory for embedded applications to provide integrated solutions

     To complement our leading position in the non-volatile memory market, we are seeking to extend further resources and capabilities into SLC and multimedia devices. The shift in the growth of semiconductor use from personal computers to communications and consumer electronics has given rise to increasing demand for SOC solutions. As SOC solutions combine logic design with embedded memory and require substantial design and manufacturing capabilities, we believe our years of design and production expertise, our strong research and development team and our close relationship with system vendors will enable us to provide SOC solutions to our customers.

     In particular, we are seeking to take advantage of the growth in the demand for platforms for other than personal computers, such as portable consumer electronics platforms and the demand for smaller and more advanced integrated circuits for communications and consumer applications. We believe the expansion into SLC and multimedia devices will enable us to reduce our exposure to the cycles of the memory market while building a broad range of product and process capabilities.

Continue to upgrade our process technology and in-house manufacturing capabilities while expanding capacity prudently

     Our manufacturing facilities enable us to provide a full range of services and timely delivery to our key clients. We will continue to maintain in-house manufacturing capacities and stress quality control and operational discipline to enhance production yield at our manufacturing facilities. Where necessary to enhance our competitive position, we intend to continue migrating our production to more advanced process technologies by making prudent investments in equipment and leveraging on our strategic partners’ expertise.

     However, in light of the capital-intensive nature of semiconductor manufacturing, we plan to continue to explore ways to align our product portfolio with our manufacturing capabilities and to increase our manufacturing capacity in a prudent manner. For example, while we have already migrated Fab I to 0.32 micron process technology for certain chips from the 0.40 micron process technology primarily used in 1997, in order to maintain profitability at Fab I and minimize the amount of new investment required, we have initiated an “Evergreen project”. This allocates to Fab I manufacturing of products that do not require leading edge technologies, such as low-density Flash and ROM products and certain of our SLC and SMS products, including high voltage, microelectronic-mechanical system, or MEMS and embedded ROM products.

     Similarly, although we completed the construction of the shell of our Fab III in July 2002, we have decided to defer investing in any twelve-inch equipment until market conditions improve further. In order to alleviate capacity constraints in Fab II, which is an eight-inch facility, we have used approximately 7% of the space in Fab III to install eight-inch equipment to complement production at Fab II. As another example of our efforts in managing capacity constraints, we outsource some of our wafer production requirements to TSMC and Tower Semiconductor.

Our Reorganization

     We reorganized our business unit structure in 2003. Our previous business unit structure was organized on the basis of the principal types of products and services we provided. Under our new business unit structure, we organize our operations into two strategic business units, namely, our Microelectronics and Memory Solution Group and our Integrated Solution Group. Our Microelectronics and Memory Solution Group is primarily responsible for the management and operation of our business relating to our non-volatile memory products, such as Mask ROM, Flash and EPROM products, and for SMS products. Our Integrated Solution Group is responsible for the management and operation of our business relating to SLC products.

     Our Microelectronics and Memory Solution Group supports the technologies that enable us to provide semiconductor products and design services. It focuses primarily on the research and development of the advanced process technologies that we require for our business and on advancing our design capabilities, as well as the operation and capacity planning of our manufacturing facilities. It is also responsible for managing our process technologies and reinforcing our relationships with our strategic manufacturing partners through technology arrangements.

     We believe that the integration of our former business units under our Microelectronics and Memory Solution Group will, among other improvements, enable us to more efficiently utilize and plan our manufacturing capacity and allocate our resources.

     Our Integrated Solution Group is responsible for providing value-added design services and system-level platform solutions to our customers based on the requirements of the end-market application. In addition, it is responsible for developing strategic partnerships with our key customers and leveraging on our platform partners to provide integrated solutions for our key customers. Our Integrated Solution Group is also our marketing channel for cross-selling our products and services to key customers.

     We believe that our new business unit structure will increase our operational efficiency and effectiveness in meeting the needs of our customers, as well as improve our overall competitiveness. Our reorganization is also expected to enable us to better allocate our resources by consolidating research and development teams and increasing our focus on projects that are strategic to our business.

     As part of our reorganization, we spun off two design teams into separate wholly-owned subsidiaries in 2003, namely Magic Pixel Inc. and MaxNova Inc. Magic Pixel Inc. was established to focus on our IC design of video and related products, while MaxNova Inc. was established to focus on IC design for our memory cards. We believe that these spin-offs will allow us to allocate our resources more effectively.

Our Products and Services

     The following table sets forth our main products, their characteristics and applications, and the percentage of net sales revenue represented by these products and services in 2001, 2002 and 2003:

			% of net sales revenue
			Year ended December 31,
Product	Characteristics	Applications	2001	2002	2003
Microelectronics and Memory Solution Group:
Mask ROM	Not re-programmable	Games, PDAs, word processors, printers, fax modems, VCDs, mobile phones, STBs	56.6%	45.9%	42.1%
Flash	Re-programmable within the application system	Mobile phones, PDAs, digital cameras, STBs, Web TVs	14.0%	26.4%	32.8%
EPROM	Re-programmable outside the application system using industrial processors	Fax modems, VCDs, mobile phones, STBs	4.5%	3.6%	1.7%
SMS	Value-added services	Internet applications, CDs, DVDs, microcontrollers with embedded Flash technology	12.8%	2.5%	13.3%
Integrated Solution Group:
SLC	Highly integrated system-on-a-chip solutions featuring embedded Flash technology	Digital still cameras, flat panel displays, smart cards, PDAs, electronic dictionaries, digital audio products	9.2%	17.6%	7.3%

Microelectronics and Memory Solution Group

Mask ROMs

     We believe that we are currently the largest Mask ROM manufacturer in the world. Although the global Mask ROM market has been shrinking, we have increased our market share in recent years as certain key competitors have exited the market. We differentiate ourselves by providing customized solutions, faster turnaround times and higher volume capacity. We continue to focus on the Mask ROM market because it provides higher margins than our other memory products as well as the opportunity for us to cross-sell other products to our customers.

     Applications. Mask ROMs are used for applications in a wide range of electronic products, including the storage of software for video games and data storage for office automation equipment, such as fonts for laser printers and dictionary data for word processors. Recently, significant new applications for Mask ROM products have been developed, including applications for pre-recorded MP3 music, mobile telecommunications, pachinko machines and multimedia devices.

     We manufacture Mask ROMs using 0.45 micron and 0.15 micron patented process technology in densities ranging from 1Mb to 512Mb and in a variety of configurations. We believe that our patented technology allows us to produce Mask ROM products that are smaller in size and with higher densities than the Mask ROM products from our competitors. We migrated our process technology to 0.18 micron in the second half of 2000 and successfully migrated our process technology to 0.15 micron for both Flash and Mask ROM in the fourth quarter of 2002.

     Although the majority of the circuitry in a Mask ROM chip is based on a relatively standard design, we often incorporate customer design specifications into application-specific portions of the circuitry during the manufacturing process. For example, we have delivered Mask ROM products with densities ranging from 4 Mb to 32 Mb for use in memory cards of different form factors for use in a variety of consumer electronic devices.

     We also manufacture a range of Mask ROM products that are compatible with Flash products. This provides our customers with the benefit of compatibility and the flexibility of using our Flash devices during their design and development stages where software modifications are required, while using our Mask ROM devices in the mass production of their products without the need for software modification.

     The following table provides an overview of our principal Mask ROM products and the percentage of net sales revenue represented by these products in 2001, 2002 and 2003:

		% of our net Mask ROM sales
		Year ended December 31,
Density	Sample applications	2001	2002	2003
512 Mb	Games, entertainment	—	0.1%	0.7%
256 Mb	Games, memory cards	14.7%	2.8%	4.7%
128 Mb	Games, PDAs	7.5%	12.9%	28.7%
64Mb	Word processors, games, PDAs, STBs, databanks, printers	27.3%	36.9%	38.5%
32 Mb	Games, DVDs, data communications	24.9%	25.4%	15.3%
16 Mb	Games, word processors	17.8%	16.2%	6.7%
8 Mb	Sound cards, data banks, BIOS, games, sound cards	4.7%	2.5%	4.2%
4 Mb	PHSs, data banks, games	2.1%	3.1%	0.9%
Other	Pages, data banks, STBs, BIOS, games, word processors, networking	1.0%	0.1%	0.3%

     Competition. The Mask ROM industry is highly competitive. Our major competitors include Samsung, Oki, NEC and Hynix, although Samsung has publicly announced that it plans to withdraw from the Mask ROM business. We believe that with our relative flexibility in adjusting our product mix and allocating our capacity in Fab II and later in Fab III, we should be well positioned in the Mask ROM market over the next few years. In the future, we plan to increase our emphasis on high-density Mask ROM products for use in the games industry, as well as to explore the demand for applications in other industries to increase demand for our Mask ROM products.

     We plan to maintain our leadership in the Mask ROM market by participating in the product design process of our existing and prospective customers at an early stage to ensure that our Mask ROM products meet the requirements in their high-end mobile consumer goods, such as mobile phones and MP3 players. We also plan to diversify our customer base to increase the variety of applications of our Mask ROM products in the markets for telecommunications products, toys and entertainment products, personal digital assistants and office automation equipment.

     Competing technologies to Mask ROM include CD-ROMs, DVD-ROMs, magnetic disks and on-demand software available through telephone-linked and Internet databases. In particular, one of our key customers, Nintendo, migrated its video game products from the Nintendo 64 platform to the Game Cube platform during the second half of 2001. The Game Cube utilizes a DVD-ROM-based storage system rather than the Mask ROM-based system used in Nintendo 64. See “— Customers — Nintendo”. As a result, we reallocated a portion of our production resources to the manufacture of Mask ROMs for Nintendo’s Game Boy series of handheld computing devices. Sales of Mask ROM for use in Game Boy Advance represented 46.0% of our Mask ROM revenue in 2003.

Flash

     Flash is the fastest growing non-volatile memory product. We believe that Flash will be the dominant non-volatile memory product in the foreseeable future due to the wide variety of applications of Flash products. We currently focus on medium-density Flash products to take advantage of cost efficiencies. We seek to increase the cost-effectiveness and our focus on higher density Flash products in the near future in order to increase our market share and to improve our gross margins.

     Applications. Applications for Flash products range from a wide variety of portable electronic equipment devices to high volume mass storage of data. Flash is particularly suited for applications in handheld devices, as it has the combined benefits of portability, high-density and lower power consumption. Flash products are also used in various audio products, such as digital answering machines, mobile telephone systems, MP3 players, networking devices, digital cameras and personal computer motherboards. As Flash products are much smaller and more economical in power consumption than the hard disk drives commonly used for mass data storage, we believe that they will gradually replace disk drives in selected applications, particularly in handheld computers.

     The two current major architectural standards for Flash products are the NOR and NAND standards. These standards are differentiated largely by the manner in which the Flash products write and erase data. The NOR design architecture, commonly known as Code Flash, produces faster devices but does not support high-density products at a competitive price. NAND design architecture, commonly known as Data Flash, can support higher density Flash products at lower cost, but cannot be used for random access code storage purposes.

     We previously developed our proprietary PAC-AND design architecture, which was a competing alternative standard to NOR and NAND, to seek to meet the requirements of both NOR and NAND. However, in order to focus our resources on the development of products based on NBit technology and the DINOR design, discussed below, which we believe hold more potential in the longer term, we recently decided not to further develop our PAC-AND design architecture beyond the present 0.15 micron process technology. However, we plan to develop further products utilizing our PAC AND design architecture based on the present 0.15 micron process technology.

     Beginning in the fourth quarter of 2000, we provided 32 Mb Flash products based on 0.25 micron process technology and Mitsubishi’s DINOR Flash design, which has been transferred to Renesas, a new joint venture between Mitsubishi and Hitachi. We started providing 64 Mb and 128 Mb Flash products based on Renesas’s DINOR Flash design and 0.15 micron process technology in the fourth quarter of 2002. DINOR offers the high-speed random-access capability of the NOR architecture, as well as the high-density and single power-supply characteristics of the NAND Flash architecture.

     We have developed core technologies to achieve two bit per cell manufacturing capabilities, based on proprietary technology licensed from Saifun Semiconductors Ltd. (“Saifun”) known as Nitrided Read Only Memory, or N-ROM, which we also refer to as “two bit per cell” or “NBit” technology. See "— Intellectual Property”. This technology enjoys significant advantages over conventional “floating gate” devices, requiring simpler masking steps and allowing smaller bit size and die size and production cost efficiencies. We have currently achieved multiple-time programming standard for two bit per cell manufacturing and have also introduced 64Mb and 128Mb MTP devices using 0.25 micron process technology that support up to 100 program/ erase cycles. We expect to achieve Flash standard by the end of 2004.

     If we are successful in developing Flash products using two bit per cell technology, together with Renesas’s DINOR design architecture, we believe that we would be well-positioned to compete effectively with other Flash manufacturers using other design architectures.

     The following table provides an overview of our principal Flash products and the percentage of Flash memory net sales revenue represented by these products in 2001, 2002 and 2003:

		% of our net Flash memory sales
		Year ended December 31,
Density	Sample applications	2001	2002	2003
128 Mb	Games	—	—	0.6%
64 Mb	Games, printers, STBs	—	5.6%	18.1%
32 Mb	Printers	7.7%	12.9%	15.6%
16 Mb	STBs, communication boxes, printers, musical devices, games, web TVs, mobile phones	23.3%	32.7%	24.8%
8 Mb	DVD Players, STBs, ISDN boxes	9.9%	13.6%	14.1%
4 Mb	BIOS, CD R/W drives, cable modems	47.6%	30.2%	15.6%
2 Mb	BIOS, HDDs, CD R/W drives, communication boxes	6.6%	0.8%	2.1%
1 Mb	BIOS, HDDs, games, DVD-ROM drives	4.3%	4.2%	9.1%
Other	BIOS, HDDs, games	0.6%	—	—

     Competition. Flash has been one of the fastest growing segments of the memory products market. The Flash market has been characterized by long production cycles, complex processes, competing technologies and intense overall competition. Currently, the market is dominated by Intel, Samsung, Toshiba, Advanced Micro Devices, Fujitsu and STMicroelectronics. Before 2001, we did not have a significant share of the global Flash market, primarily because of our limited capacity. However, with increasing market demand and our commencement of mass production of single voltage Flash products in 2001, we increased our sales of Flash products. We plan to focus on higher density Flash products in the future in order to further increase our market share and to improve our gross margins. We may also in the future consider supplying Flash products to the cellular handset market in order to increase our market share.

EPROM

     Applications. Applications using EPROM include disk drives, video games, fax machines, modems, cellular phones, pagers and notebook computers, among others. We believe our EPROM devices are among the least expensive EPROM memory solutions currently available. However, with the continued decline in prices for Flash products, the price advantage of our EPROM products has eroded.

     We produce a range of EPROM products with densities ranging from 256Kb to 8Mb. The majority of our EPROM products have 2Mb density and are used in VCD players and cellular phones.

     Competition. While EPROMs remain viable mainly for applications requiring low-cost solutions, Flash products have begun to replace EPROM in certain applications as the prices of Flash products have declined. In addition, over the last few years, as the long-term outlook for this market has weakened, industry production has declined. For example, Advanced Micro Devices, Intel, National Semiconductor Corporation and Texas Instruments Incorporated have all reduced EPROM production during the last few years. Our revenues from EPROM have been declining for more than the past five years. If current conditions continue, we do not expect EPROM products to represent a significant growth area for us in the future.

Strategic Manufacturing Services

     We focus on providing value-added services, which center on providing application-specific solutions to our strategic customers. We use our strategic manufacturing services to develop customer relationships with these strategic customers, which may lead to cross-selling our other products and services in the future. Our strategic manufacturing services also allow us to engage in joint development of new technology with our strategic customers and strengthen our strategic customer relationships. For example, we are currently jointly developing 0.13 micron process technology with Renesas based on its DINOR Flash design.

     Our strategic manufacturing services enable us to leverage our competitive manufacturing capability. With our extensive fab experience and advanced non-volatile memory technology, we strive to work closely with our customers as strategic manufacturing partners and to provide them high value-added services. By growing with our key strategic customers, we seek to provide these services with a focus on the information appliances market.

     Competition. We do not plan to compete with foundries with respect to these services, and provide strategic manufacturing services to selected strategic customers primarily to complement our other services.

Integrated Solution Group

     The principal products of our integrated solution group are SLC and multimedia products. In 2001, we extended our expertise from the non-volatile memory market into the logic area by combining SLC products with embedded memory to offer comprehensive system solutions to our customers. Unlike with memory products, our emphasis on SLC and multimedia products is centered more on product design than on fabrication. We have focused on four key areas:

•	audio;

•	video;

•	communications; and

•	microcontrollers.

     As we grow our SLC and multimedia businesses, we intend to concentrate on producing SLC chips and chipsets for higher value-added applications in the consumer product and communications area. Examples of products with multimedia applications include video conferencing and video input/synthesis equipment.

     Our SLC and multimedia products are currently used in the following end-market applications:

Audio

     Sound Generator. Our MIDI solutions for cellular handset customers, with multi-voice polyphonic sound generator based on high-quality wavetable sound synthesizers, provide enhanced ring-tone sound clarity. We have successfully designed our large scale integration 32-voice polyphonic sound generator chip into cellular phones models of several major cellular phone manufacturers, and anticipate that volume shipments will take place in the third quarter of 2004. We also expect that our large scale integration 64-voice polyphonic sound generator chip will be available in the third quarter of 2004.

     Digital Voice Recorder. Our digital voice recorder solution enables the integration of digital voice recording functions in various devices such as electronic dictionaries, language learning devices, electronic books and PDAs.

     Home Equipment. Our home equipment products include integrated circuits for digital answering machines. The most important technology in these integrated circuits is digital signal processor technology, which is also necessary for applications in voice messaging, cordless telephones and cellular telephones.

Video

     Digital Still Camera. We were the first company to provide to our customers, including Minolta Co., Ltd, a digital still camera controller that supports up to 16 million pixels for high-end digital cameras.

     Flat Panel Display. Our products include flat panel display controllers for monitors, televisions, projectors, scan controllers and timing controllers for liquid crystal display flat panel applications. We supply video controller devices for flat panel display applications to, among others, Samsung, LG Electronics Investment, TopVision Technologies, Inc. and Chunghwa Picture Tubes Ltd.

     CMOS Sensor Camera Module. We provide to our customers highly integrated CMOS image sensors and companion processor ICs for use in digital cameras and portable information appliances (such as PDAs and cell phones). We also offer compact modular solutions to our customers, including support in hardware design and algorithm development for specific applications.

     Our video-related SLC products also include DVD display controllers and game display controllers for pachinko machines.

Communications

     Home Networking Devices. Our main products in this area are 16 port and 24 port switch controllers. The controllers are memory embedded to provide cost-effective solutions. Major OEM makers in Taiwan using the controllers include Accton Technology Corporations, D-Link Systems, Inc. and Lite-On Technology Corporation.

     We also design clock generators, joystick controllers and wireless game controllers for Nintendo.

Microcontrollers

     In addition to microcontrollers for flat panel displays, our microcontroller products also include microcontrollers for electronic dictionaries and PDAs, smart cards and small displays.

Customers

General

     We emphasize customer relations as a key to our growth and profitability. As a key aspect of our customer development strategy, we strive to have major global computer and electronics companies accept our products for use in their devices, and seek to do this in part by participating in the product design process of our existing and prospective customers at an early stage to ensure that our products meet their present and future requirements. We also strive to supply products to original equipment manufacturers and subcontractors, who in turn supply these products to computer, communications and consumer electronics companies. We also plan to continue to leverage our Mask ROM business with our existing and potential customers, thereby expanding our ability to cross-sell and diversify product mix and customer base.

Top Products and Applications

     The following table sets forth, based upon a survey of our current customers, the major product areas and applications of our products purchased by our key customers, and the percentage of total sales revenue that these customers represented in 2001, 2002 and 2003:

			% of our net sales (1)
			Year ended December 31,
Product Area	Sample applications	Customers	2001	2002	2003
Consumer Electronics	Game, STB, electronic dictionary, digital answering machine, musical instruments, digital TV, DVD, DSC, pachinko	Nintendo, Motorola, Inventec, GSL, Sony, Yamaha, Thomson, Sankyo, Minolta, Leapfrog, LG, Canon, Terayon	66.9%	68.6%	60.7%

Computer and Computer Peripheral	HDD, printer, LCD monitor, CD-ROM, CD-RW	Hewlett-Packard, Lexmark International, Dell, Brother, Cannon, Matsushita, Epson Oki, Benq Corporation, Hitachi, Toshiba, Philips, Sony, LG, Samsung	26.2%	18.2%	19.6%

Communications	LAN, WAN, switch, DECT, ADSL, handsets	NEC, Motorola, Accton, D-Link, AVM, Askey, Siemens, Ambit, Renesas	6.9%	10.8%	19.7%

(1)	Excludes sales to distributors where the end-use application is unknown.

Top Customers

     The following table sets forth top customers (by sales) of our products by percentage of our net sales revenue in 2001, 2002 and 2003 and the type of product purchased:

	% of net sales revenue
	Year ended December 31
Customers	2001	2002	2003	Products purchased
		(%)
Nintendo(1)	38.6	34.2	19.8	Mask ROM, Flash, SLC
Renesas(2)	11.8	2.3	10.4	SRAM, Flash
Hewlett Packard	6.3	10.3	9.8	Mask ROM, Flash
Sony	0.2	1.2	4.0	Mask ROM, Flash
Sankyo	0.0	0.6	2.6	Flash
Inventec	1.4	2.5	2.2	Mask ROM
Toshiba	0.6	1.6	1.8	Mask ROM, Flash
Philips	2.4	3.3	1.6	SLC

(1)	Represents our sales to Megachips, which on-sells our products to Nintendo.

(2)	The semiconductor operations of Mitsubishi Electric were transferred to Renesas on April 1, 2003.

Nintendo

     The percentage of our total net sales revenue derived from Megachips, which on-sells our products to Nintendo, was 38.6% in 2001, 34.2% in 2002 and 19.8% in 2003. Nintendo is one of the world’s largest users of Mask ROMs, which are used in Nintendo hand-held gaming devices, including Game Boy Advance. We have historically, since the beginning of our relationship, sold our products to Nintendo through Megachips, although we work directly with Nintendo with regard to technical matters. We believe that our long-term relationship with Nintendo is based on trust, as evidenced by the fact that Nintendo supplies sensitive game codes to us as part of the design and production process. Our relationship is also predicated on our ability to supply quality products in a timely manner at competitive prices.

     In 2001 and 2002, Nintendo launched its new Game Cube video game platform, which utilizes a DVD-ROM-based storage system instead of the Mask ROM-based cartridges traditionally used in other Nintendo game platforms. Currently we provide product design, development and manufacturing services for multiple semiconductor devices to Nintendo for the production of the Game Cube, notwithstanding Nintendo’s change of principal memory devices for this product. Our primary product offerings for the Game Cube relate mainly to accessory products and include clock generator integrated circuits used in the console, ethernet adaptors used in an accessory, radio frequency component integrated circuits used in a wireless controller, 4Mb and 16Mb code Flash used in conjunction with each game software, and 16Mb ASIC memory used in the console’s operation system.

     However, the Game Cube platform faces competition in the gaming console market, and Nintendo temporarily halted production of the Game Cube for a number of months in 2003 in order to clear excess inventory. As a result, sales of our products for Nintendo and in particular for the Game Cube as a percentage of our total net sales have been declining since 2002, although demand increased in late 2003 due to a significant reduction in prices for the Game Cube. We have been shifting additional production towards the output of Mask ROMs for Nintendo’s Game Boy series of handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, and Game Boy Advance Super, which was released in 2003. We expect to begin supplying Mask ROMs for Nintendo’s new dual screen Game Boy DS around the end of the third quarter of 2004. We expect that demand for Mask ROMs for handheld gaming devices relative to demand for products for the Game Cube will continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

     In the third quarter of 2001, we entered into a capital equipment lease agreement with Nintendo in the amount of up to US$75 million for the use of manufacturing equipment payable over a thirty-six month period in monthly installments. Title to the leased equipment will be transferred to us at the end of the lease term.

Renesas

     We began our business relationship with Renesas, a joint venture between Mitsubishi and Hitachi, after its establishment in April 2003 following the transfer of certain agreements between Mitsubishi and us to Renesas. Prior to this, our relationship was with Mitsubishi. We supplied Mitsubishi with 4Mb SRAM based on 0.25 micron process technology in 1999, 32Mb Flash products based on 0.25 micron process technology in 2001, and 128Mb/64Mb Flash products based on 0.15 micron process technology from 2002. In October 2003, we signed a memorandum of understanding (the “October MOU”) with Renesas to cooperate in a joint effort to develop advanced high density DINOR Flash technology and products based on 0.13 micron process technology. We expect that this joint development will require close cooperation involving various aspects of technology, design, production and marketing. The October MOU will expire on June 30, 2004. We are in the process of negotiating definitive agreements with Renesas. The percentage of our total net sales revenue derived from Renesas was 11.8% in 2001, 2.3% in 2002 and 10.4% in 2003.

Hewlett Packard

     We are the main supplier of Mask ROMs to Hewlett-Packard, world’s largest manufacturer of laser and inkjet printers, which requires Mask ROMs to store fonts in its laser and inkjet printers. We have had a relationship with Hewlett-Packard for over 10 years. We also supply Flash ROM to Hewlett-Packard, and we plan to market our SLC and ASIC products to Hewlett Packard in the future. The percentage of our total net sales revenue derived from Hewlett Packard was 6.3% in 2001, 10.3% in 2002 and 9.8% in 2003.

Sales and Marketing

     We distribute our products on a global basis. The following table sets forth percentages of net sales revenue based on the geographic regions of our customers:

	Year ended December 31,
Area	2001	2002	2003
		(%)
Japan	50.1	48.4	41.0
Taiwan	26.3	17.5	32.1
Hong Kong, Singapore and South Korea	12.4	22.2	19.7
United States	8.3	9.8	4.6
Europe and other	2.9	2.1	2.6

	100.0	100.0	100.0

     We have relationships with over 45 distributors and manufacturers’ representatives to market our products worldwide. The distributors purchase our products at a discount while the manufacturers’ representatives generally receive a commission of 5% of the goods sold. We maintain sales offices in Taipei, San Jose in California, Chicago, Brussels, Tokyo, Osaka and Singapore. These offices conduct sales efforts and monitor the effectiveness of distributors and manufacturers’ representatives.

     We originate sales for our products within Taiwan either directly from our Taipei sales office or through non-exclusive distributorships. Sales to Asia excluding Taiwan and Japan are also conducted through non-exclusive distributorships. Sales to Nintendo are made indirectly through Megachips. Megachips receives a discount on all products purchased from us.

     We sell our products in Japan (with the exception of sales to Nintendo, which is conducted solely through Megachips) through third-party distributors with marketing and technical support from our sales offices in Tokyo and Osaka. These distributors usually maintain small inventories and they distribute our products in Japan on a non-exclusive basis. Our customers in Japan include major Japanese semiconductor and consumer electronics product producers, such as Sony, Yamaha and Matsushita.

     We sell and distribute our products in North America and Europe through our wholly-owned subsidiaries, Macronix America and Macronix Europe N.V., which sell the products through manufacturers’ representatives and distributors. Representatives generally do not maintain a product inventory; instead, their customers place orders directly with us. Distributors generally handle smaller volume orders and they usually maintain small inventories but also carry competitors’ products. Our agreements with our representatives and domestic and international distributors are generally terminable by either party on short notice.

Manufacturing and Quality Control

Manufacturing

     We use complementary metal oxide silicon process technology to manufacture our semiconductor products. This manufacturing technology involves a sequence of numerous complex processes in which 200 to 500 different steps are taken in the manufacture of a single chip. These steps include a series of cleaning, patterning, etching, deposition and implantation processes. At the end of these processes, the chips are tested for functionality and assembled. Depending on the product line, we either sub-contract this “back-end” work to companies in Taiwan and Hong Kong, including Advanced Semiconductor Engineering Inc., Siliconware Precision Industries Co., Ltd. and other ROC assembly subcontractors, or perform the work ourselves. We sub-contract approximately 77% of the testing and assembly of our SLC products, while testing most of our Mask ROM products internally.

     The following table sets forth our wafer fabrication capacity, in terms of wafers per month, at Fab I and Fab II as of December 31, 2001, 2002 and 2003, and our expected capacity as of December 31, 2004, which is subject to adjustment depending on market conditions:

	2001	2002	2003	2004(1)
Fab I (six-inch wafers)	36,000	35,000	35,000	33,000
Fab II (eight-inch wafers)	42,000	40,000	37,000	36,000

(1)	Planned capacity.

     In order to maintain utilization rate at Fab I, which uses 0.32 micron and above process technology, and minimize the amount of new investment required, we plan to allocate to Fab I manufacturing of products that do not require leading edge technologies, such as low-density Flash and ROM products and certain of our SLC and SMS products, including high voltage, MEMS and embedded ROM products.

     We began to manufacture Mask ROMs at Fab II at line widths of 0.18 micron from the second half of 2000 and successfully migrated to 0.15 micron process technology for both Flash and Mask ROM in the fourth quarter of 2002. We are still in the process of converting some of our Mask ROM manufacturing capacity in Fab II to Flash manufacturing capacity in anticipation of demand, and have increased our Flash manufacturing capacity in the first half of 2004.

     We currently expect that Fab III will initially have a production capacity of approximately 15,000 eight-inch wafers and 25,000 twelve-inch wafers per month when fully loaded. Commencement and expansion of production at Fab III will depend on the then prevailing market conditions. See “Item 5. Operating and Financial Review and Prospects — Overview — Cost Reduction Initiatives”.

     Our sales and capacity utilization tend to follow seasonal trends, particular with respect to Mask ROM, and typically peak around the end of the third quarter and the beginning of the fourth quarter of each year. In order to maximize our capacity utilization rate during the low season and to cope with demands during the high season, we typically use our excess capacity during the low season to build up an inventory of partially manufactured Mask ROMs and store them in Mask ROM banks. This would then allow us to complete the manufacture of Mask ROMs, incorporating our customers’ software codes, in a shorter time during the high season. See “Item 5. Operating and Financial Review and Prospects — Overview — General” for our quarterly capacity utilization rates for the past three years and “Item 5. Operating and Financial Review and Prospects — Capital Resources and Capital Expenditures” for our capital expenditure plans.

Tower Semiconductor

     In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor whereby Tower Semiconductor will provide silicon wafer manufacturing processing services to us that can employ its microFLASH(r) technology. This technology is based on the proprietary N-ROM technology licensed from Saifun. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. To date, due to adverse market conditions, we have placed orders for less wafers than we could have required Tower Semiconductor to manufacture for us, and have used Tower’s manufacturing services to manufacture only our EPROM and SLC products.

     In December 2000, we entered into a foundry agreement with Tower Semiconductor. Until the agreement expires in 2011 or if we cease to own a minimum number of shares in Tower Semiconductor, Tower Semiconductor is obligated to make available to us, and in the event we decide to provide foundry services using NBit technology, we are obligated to purchase, certain minimum numbers of wafers based on percentages of the manufacturing capacity of a specified production line in Tower Semiconductor’s manufacturing facility, up to certain limits. Tower Semiconductor’s Fab II fabrication facility began production in December 2003. So long as we own a minimum number of shares in Tower Semiconductor, Tower Semiconductor is also obliged to grant us favorable pricing treatment for up to a designated amount of wafers per month. We continue to own at least the specified minimum number of shares in Tower Semiconductor. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

Quality Control

     All of our products undergo final testing before shipment. In most cases, externally packaged chips are returned to us for final testing before shipment. We occasionally sub-contract final testing work, which allows us to use the sub-contractors’ drop shipment services.

     Fab I and Fab II operate 360 days a year on a two shift, twelve hours per shift basis, which minimizes downtime between shift changes as compared to operation on a three shift, eight hours per shift basis. Operators at Fab I and Fab II work on a two-day-on, two-day-off rotation. We believe that these production arrangements, together with our operator discipline, quality of maintenance and level of equipment utilization, have resulted in a high level of productivity.

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

     As part of our quality assurance program, we conduct three tests during the production process:

•	the wafer acceptance test, which detects faults from the manufacturing process;

•	the wafer sort test, which probes defaults in circuitry; and

•	the final test, which reviews the operation of each integrated circuit.

     We also offer “burn-in” testing of our products when necessary. Burn-in is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices. We have experienced customer returns of less than 10 pieces per one million pieces shipped, which is in line with industry standards.

     We operate a matrix system of quality assurance under which we maintain a single, company-wide quality engineering center. As of December 31, 2003, we employed 3,434 engineers, technicians and other employees whose duty is to develop and maintain a quality system and perform qualifications for new products and new processes. At the same time, quality control personnel in each strategic business unit monitor design and production processes to ensure high quality products, and are involved from initial design to production.

     We received the International Standards Organization (“ISO”) 9001 certification in January 1994 from the Lloyd’s Register Quality Assurance for our quality management system. In August 1997, we received the ISO 14001 certification for our environmental management system. In September 2001, we received the Quality System 9000 certification from the Lloyd’s Register Quality Assurance for our quality system. In March 2002, we received the Occupation Health and Safety Assessment Series (“OHSAS”) 18001 certification for our occupational health and safety assessment. In January 2004, we received the ISO/TS 16949 certification from the Lloyd’s Register Quality Assurance for our quality system. The certification process involves subjecting our production processes and the quality management systems at our factories to review and surveillance for various periods. The ISO certifications also provide independent verification to our customers as to the quality control in our manufacturing processes. We also received the SONY Green Partner certification in June 2004 for Environmental Quality Management.

Raw Materials

     Our primary raw materials are silicon wafers, certain chemicals and gases. To date, all of these raw materials have generally been available to us from a limited number of sources, at competitive prices, in adequate quantities and on reasonable delivery terms. We typically order our target metals, specialty gases and chemicals on a just-in-time basis to minimize the cost of inventory.

     The prices of most of the raw materials used by us have been relatively stable during the period of our operation. Raw material costs as a percentage of our net sales revenue was 6.6% in 2001, 4.9% in 2002 and 5.3% in 2003. We currently believe that if we were to lose access to one or more of our suppliers, we would be able to obtain substitute quantities from other suppliers without any material interruption of our operations and without any material adverse effect on the price we would pay for the relevant supplies.

Silicon Wafers

     Our future growth will depend in large part on securing a continuous supply of both six-inch and eight-inch wafers. Wafer capacity in the semiconductor industry has from time to time been, and in the future may be, insufficient. However, in anticipation of possible shortages, we maintain a one and one-half month inventory of six-inch wafers and a two-month inventory of eight-inch wafers. Prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 5.2% between December 31, 2001 and December 31, 2002. Between December 31, 2002 and December 31, 2003, prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 26.5%.

     We obtain our wafer supplies principally from three suppliers, namely Toshiba Ceramics Co., Ltd. and Sumitomo Corporation, Tokyo office, both of which are overseas suppliers and Taisil Electronic Materials Corp., an ROC company. We settle all our wafer purchases in U.S. dollars.

Chemicals

     We obtain our supplies of industrial chemicals principally from a Taiwan joint venture entity formed by Merck Group of Germany and Kanto Kagaku (K.K.) of Japan. We obtain our supplies of bulk gases, such as nitrogen, oxygen and hydrogen, principally from our investee, United Industry Gas Co., Ltd., an affiliate of Lian Hwa Gas Co., Ltd., and our specialty gases from several overseas suppliers. Other raw materials used in the production process include target metals and photo resist. These materials are also principally obtained from several overseas suppliers.

Water

     Water is critical in the production of semiconductors. We obtain our water supplies from a state-owned water company. The ROC government also operates a purified water supply system by which we clean our integrated circuits during the fabrication process. Fab I and Fab II both have advanced water recycling systems that allow us to reclaim approximately 73% of the water used in our fabrication process. Although we have experienced several water shortages in the past, we are not currently experiencing any water shortages. In the event of any short-term water shortage, we have our own 5,000-ton water reserve that is capable of supplying two and a half days of water for Fab I and 21,000-ton water reserve that is capable of supplying seven days of water for Fab II.

     Since the beginning of 2002, Taiwan has experienced a serious water shortage, particularly in the northern Taiwan region. The ROC government has taken a series of measures to alleviate the impact of the water shortage, including restricting agricultural water usage. However, if the water shortage occurs again, the government may further restrict industrial water usage and our production may be materially adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our earnings”. To alleviate long-term water shortages, the government has constructed a major pipeline connecting the Science Park to a reservoir in Miao-li County. The government has also indicated that it intends to complete the construction of a dam in Hsinchu by 2005 to meet the water supply requirements of the Hsinchu Science Park.

Electricity

     Electricity is our main source of energy and we receive all of our electricity supplies from the Taiwan Power Company, the national power utility. As a resident of the Science Park, we have priority in obtaining our supply of electricity from the Taiwan Power Company over businesses outside the Science Park. Although we experience power supply reductions scheduled by the Taiwan Power Company from time to time during the summer season, we receive advance notice of the timing of these reductions and can rely on our own internal emergency generators during these periods. We purchased from the national power grid approximately 260 million kilowatt hours of electricity in 2001, 316 million kilowatt hours of electricity in 2002 and 316 million kilowatt hours of electricity in 2003.

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

     We spent an aggregate of NT$225 million in installing pollution prevention equipment, operation, waste treatment and pollutant composition in 2001, NT$1,299 million in 2002 and NT$479 million (US$14.1 million) in 2003. We dispatch some of our industrial waste solvents for disposal by outside waste treatment companies approved by the ROC Environmental Protection Administration. Certain common waste gases are processed and disposed of by the Science Park environmental cleaning team. In addition, we have also established environmental protection policies and have put in place environmental management teams trained by the ROC Environmental Protection Administration. Fab II was designed as an environmentally friendly facility and includes a modern waste water treatment and recycling system. We received ISO 14001 certification for our environment management system in August 1997.

     We believe that our current and proposed operations comply in all material respects with all presently applicable environmental laws and regulations.

Insurance

     Our insurance coverage as of December 31, 2003 includes:

•	property damage all-risk insurance on our fixed assets, equipment and inventory;

•	business interruption insurance;

•	third-party liability insurance to cover claims in respect of personal injury or property damage arising from accidents;

•	directors’ and officers’ liability insurance;

•	fidelity bond insurance on all employees, providing coverage against losses due to employee fraud or dishonesty;

•	marine cargo insurance;

•	employee group insurance;

•	employer liability insurance; and

•	construction all-risk coverage.

     We believe our insurance is adequate and in conformity with industry standards prevailing in Taiwan.

Strategic Investments

     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere. We believe that our participation in these companies allows us to enhance and complement our product offerings, expand our capacity, secure access to raw materials and services and keep up-to-date with technological changes in the semiconductor industry. As of December 31, 2003, these participations included:

•	Tower Semiconductor, Ltd. (“Tower Semiconductor”) — A 15.8% indirect interest in Tower Semiconductor. Tower Semiconductor is an independent foundry manufacturer of semiconductor integrated circuits on silicon wafers. As at December 31, 2003, we beneficially owned 15.8% of the issued share capital of Tower Semiconductor. As at December 31, 2003, Tower Semiconductor had a capital of US$441.0 million, net assets of US$229.5 million and accumulated deficits of US$218.9 million. For the year ended December 31, 2003, Tower Semiconductor recorded a net loss of US$114.3 million. As at December 31, 2003, we held the shares of Tower Semiconductor at a value of NT$2,180 million (US$64.1 million). The shares of Tower Semiconductor held by us are fully paid-up. For the year ended December 31, 2003, we did not receive any dividend on the shares of Tower Semiconductor. For the year ended December 31, 2003 there were no inter-company loans between us and Tower Semiconductor.

•	Prominent Communications, Inc. — A 35.2% direct equity interest in Prominent Communications. Prominent Communications designs and sells integrated chipsets and application-specific integrated circuits for applications used in the wireless communications industry. We acquired our equity interest in Prominent Communications in late 1999 as part of an arrangement to jointly develop integrated circuits for 900MHz cordless telephones.

•	Biomorphic VLSI Inc. — A 46.5% indirect equity interest in Biomorphic VLSI Inc., or Biomorphic. Biomorphic develops and markets intelligent imaging sensors for digital cameras, automobiles and industrial applications. In the second half of 2003, as we had guaranteed a loan of US$3.4 million made to Biomorphic, we injected a further US$3.4 million in capital into Biomorphic to enable the loan to be repaid and also exercised warrants at an aggregate exercise price of US$0.6 million.

•	Ardentec Corporation — A 1.2% indirect and a 10.5% direct equity interest in Ardentec Corporation, or Ardentec, which is a semiconductor testing company to which we subcontract a portion of our operations on terms we believe to be market-based.

•	Chipbond Technology Corporation — A 3.5% indirect and a 1.3% direct equity interest in Chipbond, which specializes in wafer-level bumping in order to facilitate the latest semiconductor packaging technologies, such as ball grid array and flip chip.

•	RAIO Technology Inc. — A 26.3% indirect equity interest in RAIO Technology Inc., which provides intellectual property, software and ASIC design solutions for PC-peripheral products and consumer products.

•	Magic Pixel Inc. — A 48.8% direct equity interest in Magic Pixel Inc., which focuses on IC design of video and related products. Our shareholding was diluted in 2003 from 100% as a result of a private placement of shares by Magic Pixel Inc. to its employees.

C.     Organizational Structure

     The following table sets forth the identity of our subsidiaries and their jurisdictions of incorporation as of December 31, 2003.

				Direct or
			Total Paid-in	Indirect
		Jurisdiction of	Capital of such	Equity
Name of subsidiary	Main business	incorporation	Entity	Interest
Hui Ying Investment, Ltd.	Investment	Taiwan, ROC	NT$500,000,000	100%
Joytech Co., Ltd.	Systems Solutions	Taiwan, ROC	NT$96,775,000	87.98%
Macronix America, Inc.	Sales and marketing	California, USA	US$100,000	100%
Macronix Europe N.V.	Sales and marketing	Belgium	EUR 62,000	100%
Macronix (B.V.I.) Co., Ltd.	Investment	British Virgin Islands	US$169,647,826	100%
New Trend Technology Inc.	IC design	California, USA	US$23,000,000	100%
Wedgewood International Ltd.	Investment	British Virgin Islands	US$35,010,000	100%
Macronix Pte Ltd.	Sales and marketing	Singapore	US$100,000	100%
Kang Bao Investment Ltd.	Investment	Taiwan, ROC	NT$500,000,000	100%
Run Hong Investment Ltd.	Investment	Taiwan, ROC	NT$500,000,000	100%
MaxNova Inc.	IC design	Taiwan, ROC	NT$50,000,000	100%
Macronix (Hong Kong) Co., Ltd	Sales and marketing	Hong Kong	US$1,000,000	100%

Macronix (BVI) Co., Ltd. (“Macronix BVI”)

     Macronix BVI is an investment holding company. As at December 31, 2003, we beneficially owned 100% of the issued share capital of Macronix BVI. As at December 31, 2003, Macronix BVI had a capital of US$162.9 million, net assets of US$56.6 million and accumulated deficits of US$113.7 million. For the year ended December 31, 2003, Macronix BVI recorded a net loss of US$38.6 million.

     As at December 31, 2003, we held the shares of Macronix BVI at a value of US$56.6 million. The shares of Macronix BVI held by us are fully paid-up. For the year ended December 31, 2003, we did not receive any dividend on the shares of Macronix BVI. For the year ended December 31, 2003 there were no inter-company loans between us and Macronix BVI.

Wedgewood International Ltd. (“Wedgewood”)

     Wedgewood is an investment holding company. As at December 31, 2003, we beneficially owned 100% of the issued share capital of Wedgewood. As at December 31, 2003, Wedgewood had a capital of US$35.0 million, net assets with a negative value of US$60.2 million and accumulated deficits of US$95.2 million. For the year ended December 31, 2003, Wedgewood recorded a net loss of US$31.1 million.

     As at December 31, 2003, we held the shares of Wedgewood at a negative value of US$60.2 million. The shares of Wedgewood held by us are fully paid-up. For the year ended December 31, 2003, we did not receive any dividend on the shares of Wedgewood. For the year ended December 31, 2003 there were no inter-company loans between Wedgewood and us. We injected a further US$20 million in capital into Wedgewood in 2003 through Macronix BVI to enable it to fulfill its obligations under one of our derivative contracts.

D.     Property, Plant and Equipment

     Our headquarters and Fabs I, II and III are located in Hsinchu, Taiwan. Currently, all of our internal wafer fabrication is carried out at Fabs I and II. Our location in the Science Park in Hsinchu provides certain advantages, including preferential tax treatment, streamlined customs administration and government-subsidized development grants.

     Fab I commenced commercial operations in 1992. Fab I occupies approximately 172,000 square feet on land that is leased from the Science Park Administration. The lease expires in March 2010 but is renewable at our option. The facility has a production area of approximately 67,888 square feet. Fab I’s test operations are located in a building adjacent to Fab I, which sits on a lot of approximately 80,000 square feet.

     Fab II commenced commercial operations in October 1997. Fab II occupies approximately 883,000 square feet on land that is leased from the Science Park Administration. The lease expires in June 2015. The facility has a production area of approximately 84,000 square feet and a production support area of approximately 32,000 square feet. Space has also been reserved for testing facilities in Fab II, although Fab II currently shares Fab I’s test operations plant for all of Fab II’s eight-inch wafers. Fab II has modernized production equipment, incorporates computer automated production systems and will be able to support 0.13 micron process technology without the need for major upgrades. Fab II is equipped with a total energy management system and an advanced waste treatment system. We own all the facilities comprising Fab I and Fab II.

     In July 2002, we completed construction of Fab III, our third wafer fabrication facility, on a parcel of leased land next to Fab II, with a production area of approximately 170,000 square feet and a production support area of approximately 25,500 square feet. In order to alleviate capacity constraints in Fab II, which is an eight-inch facility, we have used approximately 7% of the space in Fab III to install eight-inch equipment to complement production at Fab II. However, due to the adverse market conditions currently prevailing in the semiconductor industry, we expect full commencement of operations at Fab III to be delayed until 2005 or later, although we expect that we will be able to ramp up production in approximately six months if required by market conditions. In addition, we may commence operations at Fab III sooner if a suitable co-operative opportunity presents itself with an existing or new business partner.

     The Science Park Administration has granted us a parcel of land adjacent to our Fab II under a lease that is renewable annually for a maximum of 20 years. This land is to be used to build research and development laboratories.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report. These financial statements have been prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. See note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report and “A. Operating Results — U.S. GAAP Reconciliation”.

Overview

General

     The semiconductor industry has been cyclical, with periods of growth being followed by downturns due to global economic growth trends, inventory adjustments as well as periodic mismatches between semiconductor demand and manufacturing capacity. From mid-1999 through mid-2000, we experienced significant growth in net sales revenue and operating income. Our net sales revenue increased 97.5% from 1999 to 2000 principally as a result of increases in the average selling prices of our products due to improved market conditions and high-density products, particularly Flash products, accounting for a larger share of our overall product mix.

     The severe and protracted semiconductor industry downturn began in the second half of 2000 and continued throughout 2001, 2002 and the first half of 2003, with continued erosion of the average selling prices of our products. In 2001, net sales revenue declined by 35.1% compared to 2000, and we recorded a realized gross profit of NT$10,073 million, operating income of NT$3,516 million and net loss of NT$866 million. In 2002, net sales revenues declined by 24.2% compared to 2001, and our cost of goods sold, a substantial portion of which consists of depreciation and amortization, exceeded our net sales revenue, resulting in a realized gross loss of NT$615 million and an operating loss of NT$6,827 million. Due primarily to price erosion and related inventory losses, we recorded a net loss of NT$11,357 million in 2002.

     The semiconductor industry began to show signs of recovery at the end of the second quarter of 2003. In particular, we recorded an inventory loss provision reversal of NT$1,185 million (US$34.9 million) in 2003. In 2003, net sales revenue increased by 7.4% compared to the 2002, but our cost of goods sold continued to exceed our net sales revenue, resulting in a realized gross loss of NT$2,942 million (US$86.5 million) and an operating loss of NT$7,684 million (US$226.1 million). In 2003, we recorded a net loss of NT$8,198 million (US$241.2 million).

     Although there were continued signs of improvement in the semiconductor industry during the third and fourth quarters of 2003, we cannot predict whether this improvement will continue. We cannot assure you that these losses will not continue or increase, or that we will be profitable in the future. In addition, it will take some time before the positive impact of any improvement that may occur in the end-markets for our products to be reflected in our financial performance.

     Our capacity utilization rate is calculated using our actual production in the respective period divided by total production capacity. Our quarterly capacity utilization rates were, respectively, approximately 87%, 88%, 76% and 70% in 2001, approximately 50%, 64%, 65%, and 57% in 2002 and approximately 49%, 64%, 89% and 89% in 2003. Our capacity utilization for the first quarter of 2004 was 91%. We expect that our capacity utilization for the second quarter of 2004 will continue to improve. We cannot assure you that our capacity utilization rates will not decline in the future.

     Nintendo continued to be our single largest customer in 2001, 2002 and 2003. In 2001 and 2002, Nintendo launched its new Game Cube video game platform, which utilizes a DVD-ROM-based storage system instead of the Mask ROM-based cartridges traditionally used in other Nintendo game platforms. As a result, we have been shifting our production towards the output of Mask ROMs for Nintendo’s Game Boy series of handheld computing devices, including the Game Boy Advance, which was released in the spring of 2001, and Game Boy Advance Super, which was released in 2003. In addition, we currently supply other accessories for the Game Cube video game platform. Our sales of Mask ROMs to Nintendo in 2001, 2002 and 2003 for use in Game Boy Advance software cartridges accounted for a large portion of our total sales of Mask ROMs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

     We completed a reorganization of our operations in 2003. Under our new organizational and business unit structure, we organize our operations into two strategic business units, namely, our Microelectronics and Memory Solution Group and our Integrated Solution Group. Our Microelectronics and Memory Solution Group is primarily responsible for the management and operation of our business relating to our non-volatile memory products, such as Mask ROM, Flash and EPROM products, and for our SMS products. Our Integrated Solution Group is responsible for the management and operation of our business relating to our SLC products. See “Item 4. Information on the Company — B. Business Overview — Our Reorganization”. In addition, we continue to make adjustments in our product mix and in our customer profile on an on-going basis. See “Item 4. Information on the Company — B. Business Overview — Our Strategy”.

     For certain material developments of our company with respect to our financial condition and results of operations since December 31, 2003, please refer to the discussion set forth in “Item 4. Information on the Company — B. History and Development of the Company — Recent Developments”. included elsewhere in this annual report.

Sales Revenue

     We derive our sales revenue primarily from the provision and sale of five categories of semiconductor products and services: Mask ROM, Flash, EPROM, SMS and SLC products. We earn additional revenues primarily from royalty income, masking charges and profit sharing arrangements.

     The majority of our products are used in consumer electronics applications. We have experienced in the past, and we expect to continue to experience, seasonal fluctuations in the demand for our products. In particular, we generally earn higher sales revenues during the third and fourth quarters of the year.

Product Pricing Trends

     The global semiconductor industry is highly competitive, and average selling prices typically decrease over the life of a semiconductor product. Average selling prices for our Mask ROM and Flash memory products have generally declined on an annual basis since 1995, with the exception of 2000 and Mask ROM products in 2003, as discussed below. We seek to offset this general decline in average selling prices by constantly improving the density, sophistication and performance of our products and by customizing our products to suit the needs of our strategic partners and other customers. In addition, we rely on our leadership, market share and technology in the Mask ROM market to minimize the impact of a general decline in average selling prices. When this approach is successful, particularly in the Mask ROM market, we may be able to minimize declines in the average selling prices of our products and maintain our gross profit margins despite general industry-wide declines.

     In 2001, we experienced a decrease in the average selling prices for almost all of our memory products, particularly Flash products, as compared to 2000. These price declines continued throughout 2001 and 2002. In 2003, prices for Flash products continued to decline while prices for Mask ROM products increased slightly due to more shipments of higher density Mask ROM products.

     The following table sets forth the average selling prices per die for our Mask ROM and Flash memory products for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(NT$ per die)
Mask ROM	89.6	54.8	56.9
Flash Memory	74.3	49.0	40.8

     The following table sets forth the average megabit (Mb) per die for our Mask ROM and Flash memory products for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(Mb per die)
Mask ROM(1)	43.4	39.4	61.5
Flash Memory	6.1	9.5	11.4

(1)	The decrease in megabit per die for Mask ROM products from 2001 to 2002 was a result of a decrease in demand for high-density Mask ROM products following Nintendo’s introduction of the Game Cube. The products we produce for Nintendo’s Game Boy Advance are lower in density than the products we produced previously for Nintendo 64. The increase in megabit per die for Mask ROM products from 2002 to 2003 resulted from the increase in demand for high-density Mask ROM products in 2003.

Cost of Goods Sold

     Our cost of goods sold consists principally of:

•	overhead, including depreciation of property, plant and equipment and amortization of intangible assets;

•	costs of raw materials, including wafers, chemicals and other inputs, for semiconductor fabrication;

•	costs of outsourcing production to third parties;

•	direct labor costs; and

•	service charges paid for testing and packaging services.

     As a result of the price trend discussed above, beginning in 2002 our cost of goods sold, a substantial portion of which consists of depreciation and amortization, was higher than our net sales revenue. We realized a gross loss of NT$615 million and an operating loss of NT$6,827 million in 2002. For the same reason, in 2003, our cost of goods sold remained higher than our net sales revenue, which resulted in a realized a gross loss of NT$2,942 million (US$86.6 million) and an operating loss of NT$7,684 million (US$226.1 million).

Capital Expenditures and Increasing Depreciation

     The semiconductor industry is capital intensive. This requires us to invest in plant and equipment on an on-going basis in order to increase capacity and upgrade technology. In particular, fixed costs, primarily depreciation expenses, are a major component of our cost of goods sold. As a result, increases or decreases in capacity utilization rates can have a significant effect on gross profit or loss margins. Higher capacity utilization results in lower fixed costs per-unit as fixed costs, such as equipment depreciation expenses, are allocated over a larger number of units. Our ability to maintain or improve our margins will continue to depend to a large extent on our ability to effectively manage capacity utilization levels.

     An additional element affecting our overall profitability is the impact of our capital expenditure program, which will result in higher depreciation costs, as well as interest charges accruing from the debt incurred to finance our capital expansion. Depreciation and amortization increased by 9.2% to NT$8,742 million in 2002 from NT$8,006 million in 2001. This increase was primarily due to increased depreciation arising from a full year of increased depreciation at Fab II following our capital expansion program for Fab II completed in 2001 and the commencement of depreciation at Fab III. In 2003, depreciation and amortization increased by 6.2% to NT$9,287 million (US$273.2 million). Based on our current depreciation schedule following the capital expansion program at Fab II and the commencement of depreciation at Fab III, we expect that we will record our highest level of depreciation expense in 2003. Although we anticipate that our depreciation expense will decrease in 2004, our future depreciation expense depends on our capital expenditure program.

     In 2001, 2002 and 2003, our depreciation expense was NT$7,443 million, NT$8,107 million and NT$8,615 (US$253.4 million), and represented 34.2%, 49.2% and 48.6% of net sales revenue, respectively. The significant increase in depreciation expense as a percentage of net sales revenue in 2002 primarily reflected the significant decrease in net sales revenue during those periods, as well as increases in depreciation expenses following our capital expansion program at Fab II and commencement of depreciation at Fab III, while the increase in depreciation expense as a percentage of net sales revenue in 2003 despite the increase in depreciation expenses reflected the increase in net sales revenue.

     We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves commercial levels of utilization. In periods of depressed industry conditions, such as those that have prevailed in 2001, 2002 and the first half of 2003, we may experience lower than expected demand from customers and a sharp decline in average selling prices, resulting in an increase in depreciation expense relative to net sales revenue.

Inventory

     Due to seasonal fluctuations in the demand for our products, we choose to build up inventory during low demand periods to decrease customer turnaround time and to minimize fluctuations in levels of production during the year. This seasonal buildup in our inventory increases our risk of inventory loss due to obsolescence.

     Deteriorating market conditions in the semiconductor industry since the second half of 2000 have resulted in a decline in average selling prices for our products generally and a corresponding decrease in the stated value of our inventories. We make provisions for inventory loss based on product age and our evaluation of historical data and projected sales price and volume to determine current trends so as to identify products or product classes that are at risk of obsolescence or are slow moving. We recorded a reversal of inventory loss provision of NT$1,185 million (US$34.9 million) in 2003 due to improving market conditions, compared to an inventory loss provision of NT$2,929 million for the year ended December 31, 2002 and NT$2,587 million for the year ended December 31, 2001.

Research and Development

     We believe that research and development is critical to our future success. We incurred expenses of NT$3,825 million in 2001, NT$3,806 million in 2002 and NT$2,738 million (US$80.6 million) in 2003 on research and development, or 17.6%, 23.1% and 15.5% of net sales revenue in those periods, respectively. See “— Results of Operations” for a more detailed discussion of our research and development expenditures.

     Our reorganization in 2003 enabled us to consolidate our research and development efforts and reduce the total number of projects by approximately two-thirds. As a result, we have reduced our level of research and development expenditures. See “Item 5. Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc. — Research and Development”.

Cost Reduction Initiatives

     As discussed above, average selling prices for our products have generally declined over time. As a result, we need to reduce our costs continuously in order to maintain the margins on our products. The need for such measures will increase following our strategy to increase our production of Flash products, which have a higher per unit cost. We seek to reduce our unit fixed costs by focusing on technology migration and product development, as well as improving manufacturing capabilities and maximizing sales volumes and capacity utilization. In addition, we seek to leverage our memory products capabilities for strategic manufacturing services for certain key customers in order to minimize capacity loss during slow demand periods. For example, we have been able to obtain cost reductions through our continuing efforts to improve yields of functional dies per wafer, decrease line widths by improving die-size technology and increase economies of scale. We currently employ 0.4 micron process technology, 0.35 micron process technology and, to a limited extent, 0.32 micron process technology for certain chips at Fab I. We originally employed 0.25 micron process technology at Fab II for our primary Mask ROM products. We migrated to 0.18 micron process technology for our Mask ROM products produced at Fab II in the second half of 2000, and successfully migrated to 0.15 micron process technology for both Flash and Mask ROM in the fourth quarter of 2002. We began mass production using 0.15 micron process technology for Flash in the second quarter of 2003. We plan to migrate to 0.13 micron process technology for Flash products produced at Fab II in late 2004.

Production Capacity

     Due to decline in demand as a result of the market downturn in the semiconductor industry, our wafer production in terms of eight-inch wafer equivalents decreased 4.5% to 593,661 wafers in 2001 from 621,587 wafers in 2000 and further decreased 28.5% to 424,594 wafers in 2002. In 2003, our wafer production increased 4.8% to 444,915 wafers.

     In order to decrease customer turnaround time and to utilize greater economies of scale in the future, we have supplemented and increased our manufacturing capacity. We have supplemented our logic process manufacturing capacity by contracting for wafer fabrication on a foundry basis by third parties, including Taiwan Semiconductor Manufacturing Co., Ltd and Tower Semiconductor. We also have increased our overall manufacturing capacity through the enhancement of Fab I and Fab II. In addition, we completed the construction of Fab III in July 2002, which we expect will further increase our overall manufacturing capacity by approximately 15,000 eight-inch wafers and 25,000 twelve-inch wafers (56,520 eight-inch wafer equivalents) per month when it is placed in operation. Although we currently are utilizing a portion of the space in Fab III to increase our production capacity at Fab II, due to the adverse market conditions currently prevailing in the semiconductor industry, we expect commencement of full ramp-up of operations at Fab III to be delayed until 2005 or later.

     The following table sets forth our wafer production (eight-inch equivalents) by product for each of the periods indicated:

	Year ended December 31,
	2001		2002		2003
	(number of	(% of total	(number of	(% of total	(number of	(% of total
	wafers)	production)	wafers)	production)	wafers)	production)
Mask ROM	289,538	48.8	151,384	35.7	166,627	37.5
Flash	260,859	43.9	248,899	58.6	247,730	55.7
EPROM	11,531	1.9	12,990	3.1	2,737	0.6
SMS	23,918	4.1	99	—	—	—
SLC(1)	7,815	1.3	11,222	2.6	27,821	6.2

Total	593,661	100.0%	424,594	100.0%	444,915	100%

(1)	Yields of dies per wafer vary with each type of logic product manufactured by us and a change in product mix may cause variations in both wafer production and dies per wafer.

Geographic Markets

     We distribute our products to a wide variety of customers in a number of geographical markets, including:

•	Japan;

•	Taiwan;

•	Hong Kong, Singapore and South Korea;

•	the United States; and

•	Europe and other countries.

     The following table sets forth the breakdown of our net sales revenue and percentages of net sales revenue by geographic regions, based on sales generated by our sales branches located in such regions:

	Year ended December 31,
	2001(1)		2002(1)		2003(1)
		(% of total		(% of total		(% of total
	(millions	net sales	(millions	net sales	(millions	net sales
	in NT$)	revenue)	in NT$)	revenue)	in NT$)	revenue)
Japan	10,893	50.1	7,983	48.4	7,269	41.0
Taiwan	5,711	26.3	2,891	17.5	5,679	32.1
Hong Kong, Singapore and South Korea	2,702	12.4	3,656	22.2	3,487	19.7
United States	1,808	8.3	1,617	9.8	823	4.6
Europe and other countries	633	2.9	345	2.1	454	2.6

Total	21,747	100.0	16,492	100.0	17,712	100.0

(1)	See note 18 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 for a discussion of our export sales. The numbers in this table do not represent sales by shipping destination or by end customer origin.

     Our sales to Japan are generally denominated in U.S. dollars and Japanese yen, our sales to Taiwan are generally denominated in U.S. dollars and NT dollars, and our sales to other countries are generally denominated in U.S. dollars. In 2001, 2002 and 2003, 90.8%, 99.2% and 96.4%, respectively, of our net sales revenue was denominated in currencies other than NT dollars, primarily U.S. dollars and Japanese yen.

     We use hedging techniques such as foreign currency borrowings, forward exchange rate contracts and foreign currency swaps to mitigate our currency exposure risks.

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with ROC GAAP. We also provide a reconciliation from our ROC GAAP financial statements to U.S. GAAP in note 18 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003. The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We record estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe that the following critical accounting policies are the more significant policies used in the preparation of our consolidated financial statements.

Inventories

     A principal risk in our industry is the rapid rate of obsolescence of products due to changes in technology or other economic factors. Our financial and production management evaluates historical experience, current trends and projected sales prices and volumes to identify products or classes of products that are at risk for obsolescence or are slow moving. Our projected sales volumes are based on projected demand information provided by our customers and our estimates of general market conditions. We recorded an inventory loss provision under ROC GAAP of NT$2,587 million in 2001 and NT$2,929 million in 2002 due to obsolete or slow moving items. We recorded an inventory loss provision reversal of NT$1,185 million (US$34.9 million) in 2003 due to improving market conditions.

Stock Appreciation Right Program

     We entered into a derivative contract to hedge our risk related to our stock appreciation right (“SAR”) program which, as amended, expires on May 5, 2005. We received or paid the benefit or obligation represented by the fair market value of our share price in NT dollars divided by the then prevailing exchange rates between the NT dollar and the U.S. dollar compared with the strike price in the contract. We could settle portions of the contract at our discretion up to the expiration date. Under ROC GAAP, we allocated a portion of the gains or losses from the derivative contract to SAR expense by correlating the number of rights in the SAR plan that had vested with the same number of shares referenced in the derivative contract. We recorded gains or losses on the portion of the derivative contract related to the SAR based on the difference between the strike price in the derivative contract and the employees’ exercise price. We recorded as investment gains or losses changes in the value of the derivative contract that did not correlate with vested rights. Therefore, to the extent the employees’ exercise price on vested rights exceeded the fair market value of our shares, a portion of the derivative obligation was not recorded. To the extent that employees vested in rights for which the exercise price exceeded the fair market value of our shares, the obligation recorded related to the derivative contract may be reduced, having a positive impact on our earnings. Due to the expiration of the SAR program, there were no unrecorded obligations relating to the derivative contract as of December 31, 2003. Furthermore, since the strike price of the derivative contract is in U.S. dollars, changes in the value of the contract may not correlate with changes in our obligations under the SAR program.

Net Deferred Tax Assets

     Under ROC GAAP, our income tax expense is recorded based on calculations using the statutory tax rate of each entity’s jurisdiction of incorporation. Our deferred tax assets relate principally to income tax credits that expire between 2003 and 2007. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that a portion, but not all, of these tax credits will be fully utilized prior to their expiration. We expect to achieve future earnings through the expansion of our business. However, we may not be able to generate sufficient additional income to fully utilize our deferred tax assets. In particular, an additional valuation allowance may be required to the extent we are not able to fully utilize our deferred tax assets. As of December 31, 2003, our deferred tax assets exceeded our deferred tax liabilities NT$7,392 million (US$217.5 million), and we recorded a valuation allowance of NT$5,494 million (US$161.6 million) against our tax assets resulting in net deferred tax assets of NT$1,898 million (US$55.8 million).

Cost Method Investments

     Under ROC GAAP, unrealized losses on marketable equity securities held for short-term investment are recorded as investment loss in the statement of operations, and unrealized gains are not recognized. Unrealized losses on marketable equity securities held for long-term investment are reported as a reduction of shareholders’ equity, and the unrealized gains are not recorded. Non-marketable equity securities are recorded at cost. In determining if and when a cost method investee’s decline in value below cost is not recoverable, we evaluate the market conditions, offering prices, trends of earnings, price multiples and other key measures for our investments. When such a decline in value is deemed to be a permanent diminution, we recognize an impairment loss in the current period operating results to the extent of the decline. As of December 31, 2003, we recorded a cumulative unrealized loss of NT$2 million (US$0.1 million), which was primarily attributable to our investment in Tower Semiconductor.

Results of Operations

     The following table sets forth, for the periods indicated, certain financial data from our statements of operations, expressed in each case as a percentage of net sales revenue:

	Year ended December 31,
	2001	2002	2003
Sales revenue	101.4	100.9	102.0
Less: Sales returns	(1.0)	(0.2)	(1.8)
Sales discounts	(0.4)	(0.7)	(0.2)
Net sales revenue	100.0	100.0	100.0
MMSG:
Mask ROM	56.6	45.9	42.1
Flash	14.0	26.4	32.8
EPROM	4.5	3.6	13.3
SMS	12.8	2.5	7.3
ISG:
SLC	9.2	17.6	1.7
Other(1)	2.9	4.0	2.8
Cost of goods sold	(53.7)	(103.7)	(116.6)

Gross profit (loss)	46.3	(3.7)	(16.6)

Operating expenses
Selling expenses	(2.8)	(3.5)	(3.2)
Administrative expenses	(9.7)	(11.1)	(8.1)
Research and development expenses	(17.6)	(23.1)	(15.5)
Total operating expenses	(30.1)	(37.7)	(26.8)

Operating income (loss)	16.2	(41.4)	(43.4)
Non-operating income	6.2	2.8	10.6
Non-operating expenses	(22.0)	(30.2)	(13.4)

Income (loss) before taxes and minority interest	0.4	(68.8)	(46.2)

Income tax benefit (provision)	(4.3)	(0.1)	(0.1)

Minority interest	—	—	—

Net income (loss)	(3.9)	(68.9)	(46.3)

(1)	Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

     Net Sales Revenue. Our total net sales revenue increased 7.4% to NT$17,712 million (US$521.1 million) in 2003 from NT$16,492 million in 2002. This increase was primarily due to increases in sales volume of Flash products and SMS products, which were partially offset by the decreases in sales volume of Mask ROM, EPROM and SLC products.

     Our net sales revenue from Mask ROM products decreased 1.5% to NT$7,463 million (US$219.6 million) in 2003 from NT$7,575 million in 2002. This decrease was primarily due to a continued decrease in sales volume of Mask ROM products in 2003, which was partially offset by an increase in the average selling prices for Mask ROM products. Sales volume decreased to 128 million dies in 2003 compared to 138.0 million dies in 2002 as a result of decreased demand for Mask ROM products from Nintendo following its introduction of the Game Cube products. The average selling prices for Mask ROM products increased to NT$56.9 per die in 2003 from NT$54.8 per die in 2002, principally as a result of increased sales of high-density Mask ROM products. The proportion of our net sales revenue from Mask ROM products decreased to 42.1% in 2003 from 45.9% in 2002.

     Our net sales revenue from Flash products increased 33.4% to NT$5,810 million (US$170.9 million) in 2003 from NT$4,356 million in 2002. This increase was primarily due to an increase in the sales volume of our Flash products, which was partially offset by a decrease in the average selling prices for Flash products. Sales volume increased to 115.1 million dies in 2003 compared to 100.8 million dies in 2002 due to an increased demand in game products, printers and other consumer applications. Average selling prices for Flash products decreased to NT$40.8 per die in 2003 from NT$49.0 per die in 2002, principally as a result of declines in market prices, particularly in the first half of 2003. The proportion of our net sales revenue from Flash products increased to 32.8% in 2003 from 26.4% in 2002.

     Our net sales revenue from EPROM products decreased 48.7% to NT$304 million (US$8.9 million) in 2003 from NT$592 million in 2002. This decrease was primarily due to the migration from EPROM products to Flash products by our customers. Sales volume decreased to 15.9 million dies in 2003 compared to 30.6 million dies in 2002 as a result of the decline of the demand from our customers. The average selling prices for EPROM products decreased to NT$19.2 per die in 2003 from NT$22.0 per die in 2002, principally as a result of the downward price trend of our EPROM products. The proportion of our net sales revenue from EPROM products decreased to 1.7% in 2003 from 3.6% in 2002.

     Our net sales revenue from SMS products increased 474.6% to NT$2,360 million (US$69.4 million) in 2003 from NT$411 million in 2002. This increase was mainly due to the increased demand for the manufacturing service we provide to Renesas as well as increases in purchase orders from our major existing contract customers. The proportion of our net sales revenue from our SMS products increased to 13.3% in 2003 from 2.5% in 2002.

     Our net sales revenue from SLC products decreased 55.5% to NT$1,287 million (US$37.9 million) in 2003 from NT$2,894 million in 2002. This decrease was principally due to the decline in demand of SLC products from one of our key customers, which was partially offset by increases generally in the average selling prices for SLC products. The proportion of our net sales revenue from our SLC products decreased to 7.3% in 2003 from 17.6% in 2002.

     Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue decreased 26.6% to NT$488 million (US$14.4 million) in 2003 from NT$664 million in 2002. This decrease was primarily due to the decrease of profit sharing received from Phillips. The proportion of our net sales revenue from others decreased to 2.8% in 2003 from 4.0% in 2002.

     Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold increased 20.8% to NT$20,657 million (US$607.7 million) in 2003 from NT$17,105 million in 2002. This significant increase was primarily due to the change in our product mix towards a higher proportion of Flash products, which have higher manufacturing costs per unit, and a 6.3% increase in depreciation expense resulting from commencing depreciation at Fab III in July 2002. See “— Overview — Cost of Goods Sold — Capital Expenditures and Depreciation Trend”. The higher per unit manufacturing costs for our Flash products reflect that our Flash technology was in the process of migrating to more advanced technology and was therefore not cost competitive until around the fourth quarter of 2003.

     As a result of the foregoing, our realized gross loss increased 378.1% to NT$2,942 million (US$86.5 million) in 2003 from NT$615 million in 2002. We had a negative gross margin of 16.6% in 2003 compared to a negative gross margin of 3.7% in 2002.

     Operating Expenses. Total operating expenses decreased 23.7% to NT$4,742 million (US$139.5 million) in 2003 from NT$6,212 million in 2002. This decrease was primarily due to decreases in research and development expenses and administrative expenses. Research and development expenses decreased 28.1% to NT$2,738 million (US$80.6 million) in 2003 from NT$3,806 million in 2002, due to our strategic policy of integrating our resources and streamlining the number of research and development projects. See “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc. — Research and Development”. Administrative expenses decreased 21.5% to NT$1,443 million (US$42.5 million) in 2003 from NT$1,838 million in 2002. This decrease was primarily due to cost control measures that we implemented in 2003. Selling expenses remained relatively unchanged at NT$561 million (US$16.5 million) in 2003 compared to NT$568 million in 2002.

     Operating Loss. As a result of the foregoing, our operating loss increased 12.6% to NT$7,684 million (US$226.1 million) in 2003 from NT$6,827 million in 2002.

     Non-Operating Income. Non-operating income increased 302.8% to NT$1,877 million (US$55.2 million) in 2003 from NT$466 million in 2002. This increase was primarily due to an inventory loss provision reversal and an increase in foreign exchange gains, which were partially offset by a decrease in interest income and other income. We recorded an inventory loss provision reversal of NT$1,185 million (US$34.9 million) in 2003 largely as a result of the increased sales out of inventory that was written off for obsolescence in prior periods, compared to an inventory loss provision of NT$2,929 million in 2002 resulting from inventory obsolescence due to aging and price declines. Our foreign exchange gains were NT$375 million (US$11.0 million) in 2003, principally as a result of the appreciation of the NT dollar against the U.S. dollar as well as the appreciation of the Japanese yen against the U.S. dollar, compared to a foreign exchange loss of NT$321 million in 2002. Interest income decreased 52.1% to NT$103.1 million (US$3.1 million) in 2003 from NT$217 million in 2002, primarily due to declining interest rates. Other income decreased 54.3% to NT$100 million (US$2.9 million) in 2003 from NT$219 million in 2002. The higher amount of other income in 2002 was principally the result of insurance claims received in 2002 for earthquake damage that occurred in 1999 and the electricity shutdown that occurred in 2000.

     Non-Operating Expenses. Non-operating expenses decreased 52.4% to NT$2,370 million (US$69.7 million) in 2003 from NT$4,976 million in 2002. This decrease was primarily due to an inventory loss provision reversal, foreign exchange gains and a decrease in interest expense, which were partially offset by increases in net investment loss, loss on allowance for prepaid expenses and other expenses. As discussed above, we recorded an inventory loss provision reversal of NT$1,185 million (US$34.9 million), compared to an inventory loss provision of NT$2,929 million in 2002. Our foreign exchange gains were NT$375 million (US$11.0 million) in 2003, compared to foreign exchange losses of NT$321 million in 2002. Interest expense decreased 12.9% to NT$1,078 million (US$31.7 million) in 2003 from NT$1,238 million in 2002, principally as a result of declining interest rates. Net loss from equity investment decreased 38.2% to NT$87 million (US$2.6 million) in 2003 from NT$141 million in 2002 because of approximately NT$117 million in losses from our equity investment in Biomorphic in 2002, compared to approximately NT$43 million in 2003. However, net investment loss increased 169.3% to NT$737 million (US$21.7 million) in 2003 from NT$274 million in 2002 because of a mark-down in investments in 2003 as a result of adverse market conditions. We recorded a loss on allowance for prepaid expenses of NT$335 million (US$9.9 million) due to reserves for unused prepaid credit for wafer production with Tower, compared to no loss in 2002. Other expenses increased 81.3% to NT$132 million (US$3.9 million) in 2003 from NT$73 million in 2002, primarily due to increased assets identified as idle in 2003 compared to 2002 and the related depreciation and market value decline for such assets, which are reflected in other expenses rather than cost of goods sold.

     Income Tax Expense. Total income tax expense increased 5.7% to NT$21 million (US$0.6 million) in 2003 from NT$20 million in 2002. This increase resulted primarily from tax expenses relating to income earned by Macronix (Hong Kong) Co., Ltd, which was a new consolidated subsidiary in 2003.

     Net Loss. As a result of the foregoing, our net loss decreased 27.8% to NT$8,198 million (US$241.2 million) in 2003 from NT$11,357 million in 2002.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

     Net Sales Revenue. Our total net sales revenue decreased 24.2% to NT$16,492 million in 2002 from NT$21,747 million in 2001. This decrease was primarily due to a decline in average selling prices resulting from the continued market downturn, despite an increase in sales volume in 2002.

     The proportion of our net sales revenue from Mask ROM products decreased to 45.9% in 2002 from 56.6% in 2001. This decrease was primarily due to decreased demand for Mask ROM products from Nintendo following its introduction of the GameCube and a decrease in the average selling prices for our Mask ROM products. The average selling prices for Mask ROM products decreased to NT$54.8 per die in 2002 from NT$89.6 per die in 2001, principally as a result of a decrease in demand for high-density Mask ROM products.

     The proportion of our net sales revenue from Flash products increased to 26.4% in 2002 from 14.0% in 2001. This increase was primarily due to an increase in the sales volume of our Flash products, which was partially offset by a decrease in the average selling prices for Flash products. The increase in sales volume was primarily due to an increase in demand in GameCubes, printers and LANs. Average selling prices for Flash products decreased to NT$49.0 per die in 2002 from NT$74.3 per die in 2001, principally as a result of increased price competition.

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

     Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold increased 46.5% to NT$17,107 million in 2002 from NT$11,674 million in 2001. This increase was primarily due to an increase of 9.2% in depreciation and amortization expenses and the increased sales volume, which resulted in increased in raw materials costs and subcontracting expenses for outsourced services such as testing and packaging. This increase also reflected a change in our product mix towards a higher proportion of Flash products, which have higher manufacturing costs.

     As a result of the foregoing, we had a realized gross loss of NT$615 million in 2002 compared to gross income of NT$10,073 million in 2001. We had a negative gross margin of 3.7% in 2002 compared to a positive gross margin of 46.3% in 2001.

     Operating Expenses. Total operating expenses decreased 5.3% to NT$6,212 million in 2002 from NT$6,557 million in 2001. Selling expenses decreased 7.0% to NT$568 million in 2002 from NT$611 million in 2001. This decrease was primarily due to decreases in compensation for sales personnel as a result of lower net sales revenue and selling expenses of certain overseas subsidiaries. Administrative expenses decreased 13.3% to NT$1,838 million in 2002 from NT$2,121 million in 2001. This decrease was primarily due to lower administrative expenses at certain overseas subsidiaries. Research and development expenses decreased 0.5% to NT$3,806 million in 2002 from NT$3,825 million in 2001, as our total sales revenue decreased 24.2% from 2001 and related fees accrued for patent rights decreased.

     Operating Income (Loss). As a result of the foregoing, we incurred an operating loss in 2002 of NT$6,827 million compared to operating income of NT$3,516 million in 2001.

     Other Income. Total other income decreased 65.6% to NT$466 million in 2002 from NT$1,356 million in 2001, largely as a result of a decrease in foreign exchange gain and interest income. We recorded no foreign exchange gains from our Japanese yen based currency derivative contracts in 2002, under which we incurred foreign exchange losses (discussed below), compared to foreign exchange gains of NT$454 million in 2001. Interest income decreased 56.3% to NT$217 million in 2002 from NT$496 million in 2001, principally as a result of lower interest rates and lower cash deposits.

     Other Expenses. Total other expenses increased 3.8% to NT$4,976 million in 2002 from NT$4,795 million in 2001. Our inventory loss provision increased 13.2% to NT$2,929 million in 2002 from NT$2,587 million in 2001, largely as a result of a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. Net loss from equity investment and net investment loss decreased 46.8% to NT$415 million in 2002 from NT$780 million in 2001 because our past substantial net investment losses were mostly written off in 2001. Foreign exchange losses recorded under our Japanese yen based currency derivative contracts were NT$321 million in 2002, compared to foreign exchange gains recorded in 2001 (discussed above). Interest expense increased 5.5% to NT$1,238 million in 2002 from NT$1,173 million in 2001, as a 31.6% increase in the aggregate principal amount of our outstanding indebtedness was partially offset by a general decrease in interest rates. Other expenses decreased 70.6% to NT$73 million in 2002 from NT$248 million in 2001. Other expenses were significantly higher in 2001 because we recorded a provision for doubtful accounts receivable for an insurance claim in the amount of NT$228 million.

     Net Loss. As a result of the foregoing, we recorded a net loss of NT$11,357 million in 2002 compared to a net loss of NT$866 million in 2001.

Inflation

     We do not believe that inflation in Taiwan has had a material impact on our results of operations. The average annual rate of change in Taiwan’s Wholesale Price Index was approximately (l.34)% in 2001, (0.05)% in 2002 and 2.48% in 2003.

Taxation

     Our facilities, Fab I, II and III, are located in the Science Park. We enjoy preferential tax treatment in some respects under the ROC Statute for the Establishment and Administration of Science Park (referred to in this section as the “Science Park regulations”). The income tax rate applicable to us through 2000 was 20%, rather than the 25% rate applicable to corporations located outside the Science Park. Beginning in 2001, the preferential income tax rate of 20% is no longer available to business operations in the Science Park. In addition, we are entitled to a temporary exemption from income taxes for our income attributable to sales of our products manufactured at Fab I and Fab II after subtracting any value-added amount to our products attributable to third-party contractors. We were entitled to choose a tax exemption period of five years for Fab I and four years for Fab II. The tax exemption period commences from the first date of sales, although we may defer the tax exemption for up to four years.

     We chose the period from January 1, 1994 to December 31, 1998 as the five-year exemption period for Fab I. Because we completed a substantial expansion of Fab II in 2001, we are entitled to choose separate tax expansion periods for Phase I and Phase II of Fab II. For Phase I of Fab II, we have chosen the period from January 1, 2001 to December 31, 2004 as the four-year tax exemption period. We have not chosen the tax exemption period for Phase II of Fab II. Although this tax exemption benefit has been rescinded under an amendment to the Science Park regulations effective on January 20, 2000, we are still entitled to claim the tax exemption period for Phase II of Fab II. We have not chosen the tax exemption period for Fab III. After the expiration of the relevant exemption periods, we will apply for new tax exemptions under the Statute of Upgrading Industries for the expansion of Fab II and Fab III in the future. In 2001, the benefit was NT$606 million based on exempted income of NT$2,426 million at a rate of 25%.

     Under the Statute for Upgrading Industries, we are also entitled to other tax incentives generally available to ROC companies. We may take tax credits currently at rates ranging between 5% and 20% of the amount spent on qualifying machinery and equipment, and at rates up to 30% (25% prior to February 2002) for qualifying research and development costs and employee training expenses. An additional tax credit is also available to us, equal to 50% of the amount by which the qualifying research and development costs or employee training expenses in a given year exceed the average qualifying research and development costs or employee training expenses for the previous two years. The tax credit may be utilized within five years from the date of its occurrence. The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except for the last of the five years, for which there is no limit.

     We utilized NT$738 million of investment credits in 2001, NT$318 million of investment credits in 2002 and none in 2003. As of December 31, 2003, unused investment credits available to reduce future tax payments amounted to NT$3,237 million (US$95.2 million), which expire between the period 2004 and 2007.

     Net operating losses may be carried forward for a period of five years. As of December 31, 2003, loss carryforwards available to reduce future taxable income totaled NT$14,604 million (US$429.7 million) of which NT$6,045 million expire in 2007 and NT$8,559 million expire in 2008. See note 14 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

     In 2001, we recorded a tax provision of NT$1,255 million, which relates primarily to deferred tax assets that, based on our estimates, will not be realized. For this same reason, we recorded an additional tax provision of NT$2,740 million in 2002. In 2003, we recorded an additional tax provision of NT$1,256 million (US$37.0 million).

Equity Derivative Contracts

     We entered into a derivative contract with our common shares as the underlying reference securities in connection with our stock appreciation rights plan in order to provide liquidity. This contract also included a reference to foreign currency exchange rates. This contract significantly affected our net income or loss during the period 2001 through 2003. The carrying amount of this contract was a loss of US$60.3 million (NT$2,050 million) and the fair value of this contract was a loss of US$60.7 million (NT$2,062 million) as at December 31, 2003. The negative carrying amount and fair value were primarily attributable to a significant decline in the trading price of our common shares. The contract, as amended, expires in May 2005. Future decreases in the trading price of our common shares may continue to adversely affect the value of this equity derivative contract. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and notes 19 and 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

U.S. GAAP Reconciliation

General

     Our consolidated financial statements are prepared in accordance with ROC GAAP, which differ in certain significant respects from U.S. GAAP. The following tables set forth comparisons of our net income (loss) and shareholders’ equity accounts in accordance with ROC GAAP and U.S. GAAP:

	Year ended December 31,
	2001	2002	2003	2003
	(NT$)	(NT$)	(NT$)	(US$)
		(in millions)
Net income (loss) in accordance with:
ROC GAAP	(866)	(11,357)	(8,198)	(241.2)
U.S. GAAP	(4,463)	(13,841)	(8,877)	(261.2)

	Year ended December 31,
	2001	2002	2003	2003
	(NT$)	(NT$)	(NT$)	(US$)
		(in millions)
Shareholders’ equity in accordance with:
ROC GAAP	43,144	30,214	29,248	860.5
U.S. GAAP	43,300	28,351	28,195	829.5

     Note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of specific items, including net income (loss) and shareholders’ equity.

     Our gross profit in accordance with U.S. GAAP was NT$6,598 million in 2001. We had a gross loss in accordance with U.S. GAAP of NT$4,018 million in 2002 and NT$1,577 million (US$46.4 million) in 2003. Under U.S. GAAP, our gross profit margin in 2001 was 30.3%, and we had negative gross margin of 24.4% in 2002 and 8.90% in 2003. Under U.S. GAAP we had an operating loss of NT$2,263 million in 2001, NT$10,186 million in 2002 and NT$6,649 million (US$195.6 million) in 2003.

     Differences between ROC GAAP and U.S. GAAP, which have an effect on our net income or loss as reported under ROC GAAP, relate to:

•	compensation expense pertaining to employee bonuses and distributions to directors and supervisors;

•	plant capacity expense variances

•	income taxes;

•	additional pension gain on an actuarial basis;

•	marketable securities;

•	derivative financial instruments;

•	compensation expense pertaining to stock performance-based employee bonuses; and

•	convertible debt securities with beneficial conversion features.

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

     Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, correspondingly reducing our net income and income per share calculated in accordance with U.S. GAAP. However, since the form of the payment of the compensation expense is only determinable at the annual shareholders’ meeting, which is generally held after the issuance of our consolidated financial statements, the compensation expense is initially accrued in the period to which it relates based on the sum of the NT dollar amount of the aggregate bonus payable in cash in accordance with our articles of incorporation and amounts payable in stock. The difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholder approval is obtained. See note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

     Additional compensation expense in the amount of NT$4,273 million in 2001, and nil for 2002 and 2003 were reflected in our net income under U.S. GAAP with respect to employees bonuses and remuneration of directors and supervisors paid in the form of our common shares.

Gross Profit (Loss) and Operating Income (Loss)

     ROC GAAP permits government subsidies for research and development, inventory loss provision, allowance for prepayments and long-lived assets to be abandoned and the reversal of bad debt expense to be presented below the operating income subtotal in the statement of operations. Under U.S. GAAP, the inventory loss provision is included in the determination of gross profit or loss, while the government subsidies for research and development, allowance for prepayments and long-lived assets to be abandoned and the reversal of bad debt expense are included in the determination of operating income or loss.

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

     Under ROC GAAP, the criteria used in the determination of the valuation allowance is less stringent than under US GAAP. Under US GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider more subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. The valuation allowance that we recorded under US GAAP as of December 31, 2002 and 2003 were NT$7,836 million and NT$8,305 million (US$244.3 million).

Pension Expense

     Prior to 1996, in accordance with ROC GAAP, pension expense was recognized based on contributions required under government regulations, while under U.S. GAAP, pension obligations and expense are determined on an actuarial basis. Under the “Accounting for Pensions” guidelines issued by the ROC Accounting Research Development Foundation in 1991, which are substantially similar to U.S. Statement of Financial Accounting Standards (“SFAS”) No. 87 under U.S. GAAP, each ROC listed company, including our company, was required, beginning in 1996, to accrue its unfunded or underfunded “accumulated pension obligations” as a liability in its balance sheet on an actuarial basis and to expense amounts related to these obligations in its statement of operations systematically over the estimated service lives of the employees covered by the pension plan. See note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report. For U.S. GAAP reconciliation purposes, we amortize our related pension obligation differences in accordance with U.S. SFAS No. 87 over a period of 21 years, retroactive from 1993. This adjustment reduced net loss before taxes under U.S. GAAP by NT$3 million in 2001, NT$3 million in 2002 and NT$3 million (US$0.1 million) in 2003.

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

     We have issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. We have bifurcated such conversion options in accordance with SFAS No. 133 and accounted for the bifurcated derivative instrument in accordance with SFAS No. 133 and the host instrument in accordance with the applicable standards. In addition, for our share purchase agreement with Tower, we have also bifurcated the derivative embedded in the agreement.

     For derivative financial instruments indexed to and potentially settled in our own common shares, we are required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings. See notes 19 and 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

     After application of these principles, our net loss for U.S. GAAP purposes decreased by NT$228 million in 2001 and NT$449 million in 2002, and increased by NT$386 million (US$11.3 million) in 2003.

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

     Between the establishment of the plan and December 31, 2002, rights to receive cash bonuses with respect to a total of 6,197,600 shares have been forfeited, and rights to receive cash bonuses with respect to a net additional 17,227,048 shares were allocated under the plan as a result of stock dividends made on the shares allocated to the plan, exercise of rights under the plan and allocation of additional rights. As of December 31, 2002, rights to receive cash bonuses with respect to 72,208,948 shares were outstanding under the plan, of which all were vested. In April 2003, all remaining rights to receive cash bonuses under the plan, with respect to 72,208,948 shares, expired and were cancelled.

     U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. Due to the reversal of compensation expense accrued on an ROC GAAP basis, we recorded an increase in income adjustment of NT$496 million in 2001, NT$93 million in 2002 and nil for 2003 for this plan under U.S. GAAP. Unlike U.S. GAAP, ROC GAAP has no specific accounting provisions for stock appreciation rights plans. For ROC GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation rights vest. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized compensation expense for the stock appreciation rights under ROC GAAP of NT$345 million in 2001, a reversal of compensation expense of NT$20.9 million in 2002 and nil in 2003.

Purchase and Sale of Our Own Shares

     Under ROC GAAP, the net gain or loss resulting from the purchase and sale of our own common shares for trading purposes is recorded as non-operating income or loss in the consolidated statement of operations. However, effective from January 1, 2002, purchases or sales of our own shares are treated as a treasury stock transaction.

     U.S. GAAP requires that if we or our affiliates acquire our own common shares for purposes other than retirement, the cost of the acquired shares may be shown separately as a deduction from the total of capital stock, additional paid-in capital and retained earnings, or may be accorded the accounting treatment appropriate for retired stock. “Gains” on sales of the repurchased stock not previously accounted for as constructively retired are credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise to retained earnings. As a result of a loss of NT$17 million in 2001 and nil gain or loss in 2002 and 2003 on the purchase and sale of our common shares for ROC GAAP purposes, a corresponding amount was credited to additional paid-in capital and deducted from net income for U.S. GAAP purposes.

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

Research and Development Expense

     Under ROC GAAP, our royalty expense is included in research and development expense. Under U.S. GAAP, our royalty expense is included in selling expense or administrative expense depending on the nature of the expense. Accordingly, on a U.S. GAAP basis, research and development expenses were NT$3,335 million in 2001, NT$3,444 million in 2002 and NT$2,535 million (US$74.6 million) in 2003.

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

Employee Stock Options

     Under ROC GAAP, there were no specific regulations with respect to the accounting for stock options prior to 2004. Accordingly, we elected not to account for stock options in the financial statements. Effective from January 1, 2004, companies are required to use either the fair value method or the intrinsic value method to account for its stock options. Under the fair value method, stock options are stated on the fair value calculated by pricing models such as Black-Scholes or binomial model. Under the intrinsic value method, stock options are recorded by the excess of the market price of the underlying shares at the grant date over the exercise price of the stock option. The fair value method is encouraged but not required. If the intrinsic value is used, companies are required to disclose pro-forma net income and earnings per share assuming the fair value method is used.

     Under US GAAP, we elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, we are not required to recognize any compensation expense.

Reclassification of Capital Account to Accumulated Deficit

     Under ROC GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to cover up its accumulated deficit.

     Under US GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. We reclassified NT$2,630,621 of our additional paid-in capital to the accumulated deficit account. Under US GAAP, this reclassification is eliminated.

Convertible Debt Securities with Beneficial Conversion Feature

     Under ROC GAAP, there are no specific regulations with respect to the accounting for beneficial conversion features embedded in convertible securities. Accordingly, we elected not to account for beneficial conversion features in the financial statements.

     Under US GAAP, in accordance with EITF 00-27 “Application of EITF98-5 Accounting for Convertible Securities with Beneficial Conversion Features” (“EITF 00-27”), convertible securities with beneficial conversion features or contingently adjustable conversion ratios are recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount to be allocated should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The resulting discount on the convertible security is accreted, as interest expense, from the date the beneficial conversion feature is fixed to the stated redemption date.

New Accounting Pronouncements

     In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46”). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. For variable interests in entities commonly referred to as “special purpose entities”, implementation of this statement was required by January 1, 2004. For all other variable interest entities, implementation is required by December 31, 2004.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 in July 2003 did not have a significant impact on our financial statements.

     In May 2003, the FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective for all existing financial instruments, except for minority interest in limited-life entities beginning of the first interim period beginning after June 15, 2003. Certain provisions of this statement relating to noncontrolling interests in limited-life subsidiaries were deferred indefinitely. We continue to monitor the deferral status of SFAS 150.

     In November 2002, the Financial Accounting Standards Board issued Emerging Issues Task Force (referred to as “EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement entered into fiscal periods beginning after June 15, 2003. In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which codifies and rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with EITF No. 00-21. We are currently in the process of evaluating any effect the adoption of EITF No. 00-21 will have on our consolidated financial position and results of operations.

     In July 2003, the EITF reached a consensus on Issue 03-5, “Applicability of AICPA Statement of Position 97-2 (“SOP 97-2”) to Non-Software Deliverables” (“EITF 03-5”). The consensus was reached that SOP 97-2 is applicable to non-software deliverables if they are included in an arrangement that contains software that is essential to the non-software deliverables’ functionality. This consensus applied to our financial year beginning October 1, 2003. The consensus did not have significant impact on our financial statements.

Liquidity and Capital Resources

     We have historically financed our business with cash flow from operations, short-term and long-term debt (including debt convertible into our common shares) and proceeds from the issuance of equity securities. Our ability to meet our working capital needs through cash flow from operations is affected by the demand for, and prices of, our products, which in turn may be affected by several factors. Many of these factors are beyond our control, such as economic downturns and declines in the prices of our products caused by a downturn in the semiconductor industry. The average selling prices of our products are likely to be subject to further downward pressure in the future.

     To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. However, our ability to access external sources of financing could be materially adversely affected by our recent and forecast gross, operating and net losses. We cannot give any assurances that we will be able to secure financing on satisfactory terms, or at all.

     Our net cash provided by operating activities was NT$2,317 million (US$68.2 million) in 2003, compared to NT$271 million in 2002. The improvement in operating cash flows in 2003 compared to 2002 was primarily due to the lower net loss after taking into account non-cash adjustments and net changes in operating assets and liabilities.

     Our non-cash adjustments in 2003 included depreciation and amortization of NT$9,287 million (US$273.2 million) and an inventory loss provision reversal of NT$1,185 million (US$34.9 million). Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2003 primarily included net decreases in inventories of NT$2,268 million (US$66.7 million), net increase in notes and accounts payable of NT$569 million (US$16.7 million) and net decreases in interest payable of debentures of NT$990 million (US$29.1 million).

     Our non-cash adjustments in 2002 included depreciation and amortization of NT$8,742 million and an inventory loss provision of NT$2,929 million. Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2002 primarily included net increases in inventories of NT$767 million, net increases in current liabilities of NT$338 million and net increases in notes and accounts receivables of NT$328 million. The increase in depreciation and amortization in 2003 was due to our capital expansion program at Fab II and commencement of depreciation at Fab III in July 2002.

     Net cash provided by operating activities was NT$9,399 million in 2001, after adjusting for, among other things, depreciation and amortization of NT$8,006 million and inventory loss provision of NT$2,587 million. Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2001 primarily included net increases in inventories of NT$4,598 million, net decreases in other current liabilities of NT$196 million and net decreases in notes and accounts receivables of NT$3,026 million.

     Net cash used in investing activities was NT$1,257 million (US$37.0 million) in 2003. The most significant components of these investing activities were the payment of NT$2,616 million (US$77.0 million) for the purchase of property, plant and equipment relating to the construction of Fab III and decreases in restricted investments of NT$1,528 million (US$45.0 million) relating to a sinking fund for our convertible bonds that matured in May 2003. Net cash used in investing activities was NT$11,596 million in 2002. The most significant components of these investing activities were the payment of NT$8,434 million for the purchase of property, plant and equipment relating to the construction of Fab III and increases in restricted investments of NT$1,856 million. Net cash used in investing activities was NT$14,335 million in 2001. The major components of these investing activities were the payment of NT$9,432 million for the purchase of property, plant and equipment relating to the construction of Fab III, addition to other liabilities of NT$1,722 million, and additions to long-term investments of NT$1,492 million.

     Our net cash provided by financing activities was NT$2,199 million (US$64.7 million) in 2003. This amount primarily reflected the net decrease in long-term debt and capital lease obligations of NT$2,366 million (US$69.6 million) as a result of conversions to equity, open market repurchases and redemptions at the option of holders of our convertible bonds. This was partially offset by the net increase short-term debt and short-term notes of NT$625 million (US$18.4 million). Our net cash provided by financing activities amounted to NT$6,173 million in 2002. This amount primarily reflected the net increases in short-term debt of NT$1,425 million and long-term debt and capital lease obligations of NT$5,793 million, partially offset by repurchases of common shares of NT$1,046 million. Net cash provided by financing activities amounted to NT$1,771 million in 2001. This amount primarily reflected the net increase in long-term debt and capital lease obligations of NT$2,814 million, partially offset by the net decrease in short-term debt of NT$853 million.

     As of December 31, 2003, our primary sources of liquidity were NT$10,649 million (US$313.3 million) of cash and cash equivalents and NT$849 million (US$25.0 million) of short-term investments. Our short-term investments primarily consisted of investments in bond funds denominated in New Taiwan dollars. As of December 31, 2003, we had total short-term lines of credit of NT$9,269 million (US$272.7 million), of which we had borrowed NT$2,748 million (US$80.9 million). The interest rate for borrowings under these facilities ranged from 1.33% to 2.75% per year as of December 31, 2003. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. See note 8 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

Capital Resources and Capital Expenditures

     Our long-term liabilities consist primarily of long-term debt and capital lease obligations. As of December 31, 2003, we had aggregate long-term debt, net of the current portion, of NT$11,329 million (US$333.3 million). The long-term debt was provided pursuant to eight different facilities with ROC banks and financial institutions and four corporate bonds and debentures. The long-term bank loans carry variable interest rates that ranged between 1.872% and 5.155% per annum as of December 31, 2003, mature between 2004 and 2016 and, in general, require payments of principal and interest on either a quarterly or monthly basis throughout the remainder of their terms. See note 10 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

     As of December 31, 2003, the maturity schedule of our existing long-term debt is as follows:

Period	NT$ in millions
January 1, 2004 — December 31, 2004	10,530
January 1, 2005 — December 31, 2005	2,736
January 1, 2006 — December 31, 2006	4,394
January 1, 2007 — December 31, 2007	1,265
January 1, 2008 — December 31, 2008	1,250
After December 31, 2008	1,683

Total	21,859

Primarily as a result of net losses that we incurred of NT$866 million in 2001, NT$11,357 million in 2002 and NT$8,198 million (US$241.2 million) in 2003, and unrealized losses on long-term investments of NT$540 million in 2001 and NT$331 million in 2002, shareholders’ equity declined by 3.2% in 2001, by 30% in 2002, and by 3.2% in 2003 to NT$29,248 million (US$860.5 million) as of December 31, 2003.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio and debt to equity ratio. We may be unable to meet the specified debt to equity ratios unless we are able to raise additional equity funding. In November 2003, we sold 475,000,000 new common shares for cash pursuant to a share offering in Taiwan. If we had not raised this additional equity in the share offering, we may not have been able to meet the financial ratios in our loan agreements as of December 31, 2003.

     We may need to issue additional shares in the future to further increase shareholders’ equity, and we cannot assure you that we will be successful in selling all or any of such common shares. If we continue to have losses and are unable to raise additional equity funding or renegotiate the terms of our loan agreements, we may be in default of financial covenants in the future. Such a default or defaults would seriously impair our ability to secure debt financing, and could require us to delay or cancel capital expansion plans, dispose of assets or take other steps to meet the financial ratios.

     On March 31, 2004, we announced a proposed increase in our issued share capital for the issue of up to 1,300,000,000 common shares. From time to time, we may offer and issue rights or overseas depositary receipts. The size and the price range of any proposed issue will be determined by our board of directors upon approval by the ROC SFC.

     In addition, covenants in the agreements governing our existing debt and debt we may incur in the future may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.

     Among our long-term debt as of December 31, 2003 were the following convertible bonds and debentures, all of which are convertible into common shares (or ADSs for the 0.5% convertible bonds due February 7, 2007) in accordance with their terms:

•	US$169.2 million principal amount of 0.5% convertible bonds due February 7, 2007, issued in February 2002 and redeemable at the option of the holders in August 2004. The outstanding principal amount as of December 31, 2003 was US$169.2 million (NT$5,749 million). Due to repurchases by us in the open market, as of May 31, 2004, the outstanding principal amount of the bonds was US$136.7 million (NT$4,646 million);

•	US$90 million principal amount of zero coupon convertible bonds due February 10, 2008, issued in February and March 2003 and redeemable at the option of the holders annually each February. The outstanding principal amount as of December 31, 2003 was US$90 million (NT$3,057 million). On February 10, 2004, pursuant to the exercise of an option by holders of the bonds, we redeemed US$78.1 million aggregate principal amount of such bonds. As of May 31, 2004, the outstanding principal amount of the bonds was US$6.4 million (NT$218 million);

•	NT$3,200 million principal amount of domestic zero coupon convertible debentures due December 11, 2007, issued in December 2002 and redeemable at the option of the holders in December 2005 and December 2006. Due to repurchases by us in the open market, the outstanding principal amount of the debentures as of December 31, 2003 was NT$767 million (US$22.6 million), and the outstanding principal amount of the debentures as of May 31, 2004, was NT$239 million (US$7.0 million).

     In April 2004, we sold 13,125,000 GDSs, representing 525,000,000 new common shares, for net proceeds of approximately US$173.25 million, to fund bond redemptions and for our capital expenditures.

     We issued approximately NT$3.0 billion principal amount of secured corporate bonds in Taiwan in the months of October and November 2001 due in October 2006 to fund the construction of Fab III, as well as the purchase of machinery and equipment and other capital expenditures.

     On September 25, 2001, we entered into a syndicated loan for an amount of up to NT$12.0 billion and we have drawn down NT$6,610 million (US$194.5 million) of the syndicated loan as of May 31, 2004. We may only drawdown these amounts only for the purchase of certain specified equipment. In addition, we had another syndicated loan with an outstanding principal amount of NT$5,390 million (US$158.6 million) as of May 31, 2004, which we are not able to make additional draw downs from in the future.

     Among our total long-term debt as of December 31, 2003 of NT$21,859 million (US$643.1 million), a total of NT$12,286 million (US$361.5 million) was secured by our assets, principally property, plant and equipment.

     In the third quarter of 2001, we entered into a capital equipment lease agreement with Nintendo for the use of certain manufacturing equipment in the amount of US$75 million, payable in 36 monthly installments between July 31, 2002 to June 30, 2005. As of December 31, 2003, we had aggregate lease obligations of US$28.2 million (NT$959 million) under the Nintendo lease. The lease term is from July 31, 2001 to June 30, 2005, and title to the leased equipment will be transferred to us at the end of the lease term.

     In addition to the foregoing, we may have obligations with respect to our equity derivative contract that, as amended, expires in May 2005. We may roll-over, contract or settle these potential obligations, including by using US$44.2 million (NT$1,531 million) already deposited with a financial institution as collateral for our exposure under this contract. We are unable to withdraw the deposited amount to utilize for other purposes until the contract is settled. As of December 31, 2003, we also had US$20 million deposited with the financial institution for our exposure under this contract. With respect to the US$20 million deposit, we are able to withdraw the deposited amount to utilize for other purposes if our share price is above a certain percentage of the exercise price of the contract. As of May 31, 2004, the balance of the deposit was US$5 million.

     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Our total capital expenditures were NT$9,078 million in 2001, NT$8,975 million in 2002 and NT$1,606 (US$47.3 million) in 2003. The following table sets forth our principal capital expenditures incurred in 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	609	370	88
Fab II	2,915	1,184	228
Fab III	3,726	4,720	834
Others	1,828	2,701	456

Total	9,078	8,975	1,606

     These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. In 2003, our capital expenditures consisted mainly of residual payments following the completion of the construction of Fab III and our upgrade of Fab II.

     We have budgeted capital expenditures of approximately NT$732 million for 2004, primarily to purchase machinery and equipment to change our product mix to produce more Flash products as well as for ongoing upgrading of our facilities. We intend to fund these capital expenditures for 2004 from our cash flows from operations. We may adjust the amount of our capital expenditure upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. We cannot assure you that we will be able to raise additional capital should it become necessary, on satisfactory terms or at all.

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term and long-term loan facilities will be sufficient to meet our capital expenditures, working capital, payment obligations under our existing debt and lease arrangements, and other requirements.

     In order to commence commercial operations for our Fab III, we will require funding for our capital expenditures for equipment, which we expect we will obtain from debt and equity financing that we may consider from time to time, depending on market conditions, our financial performance and other relevant factors, and from internally generated funds.

Contractual Obligations

     The following table sets forth information on our material contractual obligated payments for the periods indicated as at December 31, 2003:

	Payments Due by Period
		January 1,	January 1,	January 1,
		2004 to	2005 to	2008 to
		December 31,	December 31,	December 31,
	Total	2004	2007	2009	Thereafter
		(in millions of NT$)
Long-term debt	21,859	10,530	8,395	2,501	433
Capital lease obligations (1)	958	633	325	—	—
Operating lease obligations(2)	756	95	240	129	292
Letters of credit	306	306	—	—	—
Construction and equipment purchase obligations(3)	2,183	2,183	—	—	—
License fees(3)(4)	884	544	340	—	—
Other long-term liabilities(5)	192	—	—	—	192

Total	27,138	14,291	9,300	2,630	917

(1)	Capital lease obligations represent our commitments for leases of equipment.

(2)	Operating lease obligations represent our commitments for leases relating to property and research and development software. See note 16c and 16d to our consolidated financial statements.

(3)	We cannot forecast the time at which our construction and equipment purchase obligations and certain of our license fees become due.

(4)	License fees include the fixed amount of royalty payments. See note 16e and 16f to our consolidated financial statements.

(5)	Other long-term liabilities include accrued pension cost and other liabilities — refundable deposits.

Commitments and Contingencies

     See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for a description of the outstanding and pending legal proceedings to which we are a party.

Off-balance Sheet Arrangements

     There are no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and Development

     We believe that research and development is critical to our future success. We incurred expenses of NT$3,825 million in 2001, NT$3,806 million in 2002 and NT$2,738 million (US$80.6 million) in 2003 on research and development, or 17.6%, 23.1% and 15.5% of net sales revenue in those periods, respectively. On an ROC GAAP basis, royalty payments are included in research and development expense.

     Our reorganization in 2003 enabled us to consolidate our research and development efforts and reduce the total number of projects by approximately two-thirds, to focus on those with strategic significance to us. As a result, we have, beginning in 2003, reduced our level of research and development expenditures.

     As of December 31, 2003, we had 432 employees engaged in research and new product development activities. We review our new product development plans at quarterly strategic meetings, utilizing the knowledge gained from close relationships with our key customers to determine future product requirements of the semiconductor industry. We also engage research firms that follow the semiconductor industry and publish data on the size of the markets and their historical and projected growth rates. These firms also generally publish a competition and market share profile for each market. By combining these sources of product development information, we endeavor to position our next generation of products competitively.

     Through our research and development efforts, we have developed core design technologies in the following five areas: memory, system logic, communications, audio and video. Our research efforts in the memory area presently include development of Flash memory based on Nbit technology, the development of 0.13 micron process technology for the manufacture of Mask ROM and the joint development of 0.13 micron process technology with Renesas based on its DINOR Flash design.

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

New Product Development

     Examples of new products under development or recently developed are as follows:

Mask ROM

•	new 64/128/256Mb product designs for Game Boy Advance;

•	introduce cost-effective two-bit per cell manufacturing technology; and

•	a new low pin-count design for 64Mb products.

Flash

•	a 256Mb data storage/code storage Flash product;

•	a 1.8 volt low voltage, synchronous, read-while-write product for portable devices and mobile internet appliance applications;

•	a monochip design which combines Flash and multiple time programmable devices that optimizes data storage and code storage by using two-bit per cell technology;

•	extend the capacity of SPI products by using two-bit per cell technology;

•	a 0.12 micron cost-effective two-bit per cell manufacturing technology; and

•	a 0.11 micron high endurance PAC-AND cost-effective manufacturing technology.

EPROM

•	a 0.25 micron, two-bit per cell, page mode high-speed model, 64/128Mb multiple time programmable product.

SMS

•	2Mb to 64Mb ROM multimedia card;

•	16/32/64Mb one-time-programmable multimedia card;

•	64/128/256Mb SD ROM card;

•	64/128/256Mb memory stick ROM card; and

•	Flash multimedia card and flash secure digital card.

SLC

•	a 64-voice polyphonic sound generator for cellular phone ring tones;

•	an audio control chip featuring long-time recording;

•	custom-made control chips for educational devices and language learning machines;

•	a custom-made broadband bridge chip, wireless game controller, frequency generator, and high definition television display controller for video game platforms; and

•	a new architecture for the provision of data storage for SOC devices;

•	provide intellectual property libraries and design services on single voltage embedded Flash compilers, embedded mix signal devices, logic devices and SRAM/ROM memory devices for SOC development of audio compact disc, general positioning system, internet appliance, LCD monitor and educational and learning systems applications;

•	develop embedded EEPROM intellectual property for smart card applications;

•	introduce low-end derivative processes for consumer products; and

•	develop a GSM base band chipset and module, which is a digital signal processor and controller, for wireless communication applications.

Intellectual Property

     A number of elements of our products and technological processes are proprietary in nature and are owned by us or utilized under license from others. We own patents for a number of processes relating to our Mask ROM, Flash, EPROM and SLC products in various countries, including the United States and Taiwan. As of December 31, 2003, we had a total of 471 U.S., 650 ROC, 4 Chinese, 14 Japanese and 26 European patents for products and technology developed through our own efforts or joint research and development efforts with other companies. Most of our patents expire between 2008 and 2022. As of December 31, 2003, we had over 1,900 patent applications pending in various jurisdictions, including the United States, Taiwan, China, Japan and Europe. We intend to continue to seek patent protection on significant new inventions.

     We have registered 18 types of trademarks including “MXIC”, “Macronix”, “MX” and “MTP EPROM”. As of December 31, 2003, we had a total of 107 trademark registrations granted and 20 applications pending in various jurisdictions including Australia, China, the European Union, India, Japan, Korea, Singapore, Taiwan and the United States.

     As is the case with many companies in the semiconductor industry, we have from time to time experienced incidents of infringement of our intellectual property rights and illegal copies of our products, including some incorporating our trademarks. None of these, however, have had any material adverse effect upon our results of operations. To decrease the risk of infringing patented technologies of others, we have procedures to evaluate related patents as part of our product development process. In addition, we have retained various patent counsels to review and document our own patent monitoring and enforcement process. In spite of our efforts to decrease the risk of infringement, we are the subject of several patent infringement claims. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.

     We have entered into patent license or cross-license agreements with companies such as IBM, AT&T Corporation (“AT&T”) and Agere Systems Inc. (“Agere”).

     We have also entered into an agreement with Saifun that provides us with a non-exclusive, non-transferable, worldwide license to develop and manufacture products based on its N-ROM technology. The license is effective for the duration of the Saifun patents and thereafter shall continue on a year-to-year basis.

     Payments under license or cross-license agreements amounted to NT$176 million in 2001, NT$777 million in 2002 and NT$192 million (US$5.7 million) in 2003.

     We license the manufacturing technology underlying a variety of our memory products, including Mask ROM devices, to third parties. We earned in royalties approximately NT$77 million in 2001, NT$34 million in 2002 and NT$20 million (US$0.6 million) in 2003.

Industry Trend

General

     Semiconductor integrated circuits, or ICs, are critical components used in a wide and growing array of electronic systems. In recent years, semiconductor performance has improved markedly and the size and cost of ICs have decreased. As a result, ICs have expanded from their original primary application in computers to other applications, including consumer electronics, telecommunications systems, automation and control systems and security systems. As a result of increasing applications for semiconductor ICs as well as the increasing value of semiconductors used in electronic systems, the semiconductor market has grown at a faster rate than the electronic system industry.

     The semiconductor industry has been cyclical, with periods of growth being followed by downturns due to global economic growth trends, inventory adjustments as well as periodic mismatches between semiconductor demand and manufacturing capacity. The semiconductor industry commenced a recovery in 1999, after a down cycle in the late 1990s, and recorded a 37% year on year growth in 2000. Since the beginning of 2001, however, as demand from the computing and communications sectors declined, the industry experienced excess capacity, overproduction, significant inventory buildup and consequent decreases in average selling prices. In 2002, while unit volume shipments grew in the first half, in part due to inventory replenishment, IC unit volume growth was weaker in the second half of the year. Beginning in mid-2003, the industry has seen what are believed to be initial signs of recovery, with increased IC demand and, for certain products, a slowdown and even a reversal of the decline in average selling prices.

     Historically, semiconductor ICs were principally used in the computing industry. However, future growth of the semiconductor industry is expected to be driven by increasing semiconductor content in consumer electronic applications as well as in the communications industry. These applications could include wireless or handheld devices, DVD players, flat panel digital televisions, digital cameras, MP3 digital audio players, video game consoles for internet games, electronic dictionaries and electronic books. These new applications typically require semiconductors of increasing power and decreasing size, which is expected to drive innovation and product volume growth. For example, next generation mobile phone handsets increasingly have features that support more data processing applications, multimedia applications and internet applications, and these applications are likely to drive the consumption of high performance logic and memory products, such as high-density Mask ROM and Flash products.

Semiconductor Products

     Semiconductors may be classified based on the type of technology used: analog, digital or mixed signal. Analog semiconductors collect, monitor, condition and transform analog signals into electrical current, and vice versa. Digital semiconductors store information from digital signals or process data. Mixed signal semiconductors combine analog and digital devices to process both analog signals and digital data.

     Digital semiconductors that store information are referred to as memory products and tend to be more standardized products that are differentiated by cost, performance, capacity, size, power consumption and speed. Digital semiconductors that process data are referred to as logic devices and require greater intellectual property and more sophisticated design.

     Memory Products. Memory products are classified as either volatile memories, which lose their data content when power supplies are switched off, or nonvolatile memories, which retain their data content without the need for constant power supply.

     Nonvolatile memories are typically used to store program instructions that control the operation of microprocessors and electronic systems. There are four major types of nonvolatile memories: ROM, EPROM, EEPROM and Flash.

     ROM: The earliest and most basic type of nonvolatile memory is the read-only memory (“ROM”), which is permanently encoded when produced and cannot be reprogrammed after it is fabricated. Measured by cost per Mb, Mask ROM is the least expensive and the most cost-effective nonvolatile memory currently produced. Mask ROM is widely applied in the video game and printer applications given its non-erasable nature and inexpensive unit cost. Long-term proliferation of new consumer electronic products, such as electronic books, electronic dictionaries and multimedia cards for third generation phone applications, is expected to increase the consumption of Mask ROM.

     EPROM and EEPROM: EPROM can be reprogrammed by removing the device from the system, erasing the data through exposure to ultraviolet light and reprogramming and reinstalling the device in the system. Despite this costly and time-consuming erasure procedure, EPROM has achieved market acceptance in a wide variety of applications.

     EEPROM, or electronically erasable programmable ROM, devices, can be electronically altered while remaining in the system. This allows system manufacturers to reprogram efficiently in the system to achieve several important advantages in terms of cost, speed, customization and data storage functions. However, EEPROM has remained considerably more expensive than EPROM for a given amount of storage capacity, commonly referred to as density. As a result, its market acceptance has been limited, and the overall EEPROM market still remains substantially smaller than the EPROM market.

     Flash: Flash products bridge a distinct product gap between EPROMs and EEPROMs. Like EEPROM, Flash can be erased and reprogrammed without being removed from the system in which the chip is installed. However, the cost of Flash products is substantially less than that of EEPROMs. With Flash ICs, the user is able to erase selected blocks of data on a chip “in a Flash”, instead of byte by byte, while the device remains in the system. As Flash products continue to improve in performance and decrease in cost, the applications for Flash products are expected to expand rapidly. Flash demand has increased significantly in recent years, driven by growing usage in cellular phones, VCD/DVD players, digital television recorders, digital still cameras and networking devices. The market is expanding in both the number of key applications and memory usage per system.

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

     Many electronic system makers therefore prefer to incorporate application specific integrated circuits, or ASICs, which are custom-designed semiconductors, into their products. These devices include a broad range of full-custom, semi-custom and application-specific standard product logic devices, which have been developed specifically for direct use into a wide variety of applications. Compared to memory products, logic devices are much more differentiated and dependent upon intellectual property and advanced product design skills.

     System-on-a-chip. SOC refers to a process of combining the functions of several integrated circuits on a single chip. SOC products are generally faster, smaller and use less power than a device employing independent ICs. SOC products differ from ASIC devices in that ASICs generally adapt a particular chip function to a specific product without integrating other chip functions onto the silicon.

     The growing shift in semiconductor use from personal computers to communications and consumer electronics, such as cellular phones and personal digital assistants, which require low power consumption and smaller size, has given rise to increasing demands for SOC solutions. Furthermore, convergence of cellular phones and personal digital assistants will further increase the complexity and functionality of semiconductors, which is expected to continue to drive the demands for SOC solutions.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

     The following table sets forth the name of each director, supervisor and executive officer, his position with us, the date of his initial appointment and his age as of June 19, 2004. We do not have any executive officers other than the directors, supervisors and executive officers listed below.

Name	Position with Our Company	Date of Initial Appointment	Age
Ding-Hua Hu(1)	Executive Director and Chairman	November 25, 1989	62
Miin Wu	Executive Director and President	November 25, 1989 and September 1, 1989	55
H.C. Chen(2)	Executive Director	July 18, 1992	65
Dang-Hsing Yiu	Director and Chief Operating Officer	June 5, 1995 and June 29, 1998	51
C.Y. Lu	Director and Chief Technology Officer	April 18, 2003 and October 1, 1999	53
Raymond S. Mak	Director and Vice President	June 29, 1998 and September 1, 1995	53
Simon Wang	Director and Vice President	June 18, 2004 and February 1, 2001	49
J.P. Peng(3)	Director and Vice President	June 18, 2004 and February 1, 2001	48
C.L. Liu	Independent Director	June 27, 2003	69
Simon M. Sze	Independent Director	June 27, 2003	67
Cheng Yi Fang	Independent Director	June 18, 2004	62
Y.S. Chung(4)	Director	June 18, 2004	68
Hui Yin Investment Ltd.	Director	April 19, 2001	—
Roger Chu(4)	Supervisor	July 18, 1992	56
Ping Tien Wu	Supervisor	November 27, 1993	62
J.D. Lee(3)	Supervisor	June 18, 2004	46
Paul Yeh	Associate Vice President - Finance Center	July 1, 2001	47

(1)	Nominee of Champion Investment Corporation.

(2)	Nominee of Hung Chih Investment Corporation.

(3)	Nominee of Shun Yin Investment Corporation.

(4)	Nominee of Delta Electronics Ltd.

     Ding-Hua Hu is an executive director and has been our chairman and a director since our inception in 1989. He is also the chairman of Champion Venture Capital, a shareholder of our company. Dr. Hu has additionally served as the chairman of AVID Electronics Corporation as well as a director of ZYXEL Communication Corporation, Weltrend Semiconductors Inc., United Integrated Services Co., Ltd. and Fulbond Holdings Limited. He received a B.S. degree in electrical engineering from National Taiwan University, an M.S. degree in electronic engineering from the National Chiao Tung University in Taiwan, an M.S. degree in Management from Stanford University and a Ph.D. in electrical engineering from the University of Missouri.

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

     Simon Wang has been a vice president since 1991 and a director since 2004. He received a Ph.D. in chemical engineering from the University of Columbia.

     J.P. Peng has been a vice president since 1991 and a director since 2004. He received a M.S. degree in electrical engineering from the University of Iowa.

     C.L. Liu has been a director since 2003. He has been the president and professor of computer science at National Tsing Hua University in Taiwan since 1998. He also has been the associate provost of the University of Illinois at Urbana-Champaign since 1995. Mr. Liu received a Ph.D. in electrical engineering from the Massachusetts Institute of Technology.

     Simon M. Sze has been a director since 2003. He worked with Bell Laboratory from 1963 to 1989. Currently, he is UMC chair professor, professor of NCTU and president of National Nano Device Laboratory. Mr. Sze received a Ph.D. in electrical engineering from Stanford University.

     Cheng Yi Fang has been a director since 2004. Mr. Fang is a director of Mercuries & Associates Ltd. and president of Avnet Mercuries Company. He received a B.A. degree from the business administration department of National Taiwan University.

     Y.S. Chung has been a director since 2004. He is also the president of Nanyang Technology Corporation. He received a M.S. degree in electronic engineering from the University of Texas.

     Hui Yin Investment Ltd., appointed as a director on April 19, 2001, has not yet appointed a representative.

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

     J.D. Lee has been supervisor since 2004. He is also president of Chien Kung Venture Capital, Chien Cheng Venture Capital and Hon Pang Venture Capital. He received a B.S. degree in industrial management from the National Taiwan Institute of Technology.

     Paul Yeh has been the associate vice president in charge of our finance center since July 2001. Prior to that, he was the senior director of our finance center from 1995 to June 2001. He received an M.B.A. degree from National Chengchi University in Taiwan and a B.S. degree in management science from National Chiao Tung University in Taiwan.

     The business address for all of our directors and senior management is our principal executive offices at No. 16 Li Hsin Road, Science Park, Hsinchu, Taiwan, Republic of China, except that the business address for Raymond Mak is Macronix America, Inc., 1338 Ridder Park Drive, San Jose, California 95131.

B.	Compensation

     The following table sets forth cash remuneration paid to our current directors, supervisors and executive officers in 2003:

		Total
Name	Position with our Company in 2003	compensation
		(NT$)
Ding-Hua Hu	Executive Director and Chairman	1,802,000
Miin Wu	Executive Director and President	4,264,000
H.C. Chen	Executive Director	112,800
An Cheng(1)	Director	99,600
Ing-Jiunn Hai(1)	Director	99,600
Hong-Hui Chen(1)	Director	86,000
Dang-Hsing Yiu	Director and Chief Operating Officer	3,601,000
C.Y. Lu	Director and Chief Technology Officer	2,643,000
Y. S. Tan(1)	Director and Vice President	1,689,000
Raymond S. Mak	Director and Vice President	510,000
C.L. Liu	Independent Director	50,900
Simon M. Sze	Independent Director	50,900
Fuja Shone(2)	Director	914,000
Wen-Lung Lee(3)	Supervisor	99,600
Roger Chu	Supervisor	99,600
Ping Tien Wu	Supervisor	99,600
Cheng Yi Fang	Supervisor	99,600
Paul Yeh	Associate Vice President in charge of Finance Center	2,181,000

Total		18,502,200

(1)	Term as director ended on June 18, 2004 with election of new directors.

(2)	Resigned from office effective April 18, 2003.

(3)	Resigned from office effective November 11, 2003.

     According to our Articles, we may distribute 2.0% of distributable earnings to our directors and supervisors as compensation. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. We pay our executive officers monthly salaries, including our Chairman, in addition to employee bonuses.

     As of December 31, 2003, 72,819,145 shares were held by directors, supervisors and executive officers. In addition, the president, vice-president, executive directors, and the associate vice president of the finance center combined, held options to purchase up to 10,672,559 shares of the company. There have been no loans or advances made by us or any of our subsidiaries to, or guarantees given by us or any of our subsidiaries in relation to loans or advances received by, the directors, supervisors and executive officers. We are not involved in any unusual transactions (such as purchases outside normal activities, acquisitions or disposals of assets) with any of our directors, supervisors or executive officers.

     All material transactions between the company and its directors, supervisors and executive officers are described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

C.	Board Practices

     Our shareholders elect the members of our board of directors. As of June 19, 2004, our board of directors is currently composed of 13 directors, three of whom are members of our executive director committee and three of whom are independent directors. The chairman of our board of directors is elected from among our executive directors. The chairman of our board of directors presides at meetings of our shareholders, meetings of our board of directors and meetings of the executive director committee, and also represents us in connection with external matters. Between meetings of our board of directors, the executive director committee regularly exercises power and authority on behalf of our board of directors in accordance with applicable law, our articles of incorporation and resolutions adopted at shareholders’ meetings and meetings of the board of directors.

     All of our directors were elected or re-elected on June 18, 2004 for a three-year term. Our board of directors appoints our executive officers. In accordance with the ROC Company Law, our supervisors cannot concurrently serve as our directors, executive officers or other staff members. We currently have three supervisors, each of whom were elected or re-elected on June 18, 2004 and serves a three-year term. Our supervisors’ duties and powers include, but are not limited to, investigation of our condition, inspection of corporate records, verification of statements by our board of directors at shareholders’ meetings, calling of shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to our board of directors to cease acting in contravention of applicable law or regulation or our articles of incorporation or resolution adopted at our shareholders’ meeting.

     Certain of our directors and supervisors serve in their capacity as representatives of the corporate entities who hold the board or supervisor seats and do not serve in their individual capacity. Consequently, if any of these individuals withdraws, dies or otherwise becomes unable to serve, the corporate entity he or she represents has the ability to replace that person with a different representative of its choice. Hui Yin Investment Ltd., appointed as a director on April 19, 2001, has not yet appointed a representative.

     We currently have three independent directors initially elected or re-elected on June 18, 2004, namely, Mr. Liu, Mr. Sze and Mr. Fang. We are required under Nasdaq rules to have a majority independent board and an audit committee consisting of at least three independent directors by July 31, 2005, and currently rely on this extended deadline for foreign private issuers. We believe that our independent directors substantially comply with applicable criteria for determining independence, although our board of directors has not affirmatively made such determination. We intend that our board of directors will make an affirmative determination with regard to the independence of our audit committee members on or before the date it sets up an audit committee.

Board Committees

     We have not established an Audit Committee, and are in the process of evaluating our current governance structures and audit committee requirements under both local and U.S. laws and regulations. ROC law does not require us to have an audit committee, and we had previously, since we were listed on Nasdaq in 1996, obtained an exemption from Nasdaq from its requirement to have an audit committee. We intend, however, to fully comply with all applicable SEC rules and regulations and Nasdaq requirements regarding the need for, and composition of, an audit committee. We are required under Nasdaq rules to set up an audit committee by July 31, 2005. Prior to forming an audit committee, our board of directors and supervisors are responsible for performing the functions that our audit committee will, upon establishment, perform.

     We currently do not have a remuneration committee or compensation committee, although we are in the process of evaluating our current governance structures.

D.	Employees

     As of December 31, 2003, we employed 3,434 full time employees, of whom 451 were executive officers and administrators, 1,503 were engineers and technicians and 1,480 were operators of machinery and equipment. Of all our operators, we employed 181 persons from outside Taiwan that are based in Taiwan. Approximately 26.3% of our employees as of that date had undergraduate degrees, including approximately 1.2% who possessed doctoral degrees and approximately 20.6% who held master’s degrees. As of December 31, 2003, the average age of our employees was 31.3 years.

     The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the capacity indicated:

	Year ended December 31,
Position	2001	2002	2003
Executive and Senior Managers	245	299	278
Supporting Staff and Administrators	537	204	173
Engineers and Technicians	1,424	1,830	1,503
Operations
Local	1,332	1,279	1,299
Overseas	182	180	181

Total	3,720	3,792	3,434

     Our future success will depend, in part, on our ability to continue to attract and retain highly qualified technical, marketing, engineering and management personnel. The competition in Taiwan for qualified engineers and managers with experience in the semiconductor industry is particularly intense. We have had considerable success in attracting engineers and managers of ROC origin working in the United States to emigrate back to Taiwan but this success may not continue. In 2003, we also recruited a number of design engineers in Korea and our subsidiary in the United States recruited a number design engineers in the United States, to partially replace a number of engineers who had left. We have not experienced any strikes or significant work stoppages and believe that our relations with our employees are good.

     We believe that our management policies and comprehensive benefits to employees have contributed to good employee relations and employee retention. Our employee benefits include subsidized meals and housing, health insurance, life insurance and education/training subsidies, as well as employee bonuses. We also have an employee pension plan under which we contribute an amount equal to 2% of each employee’s annual salary to a pension fund deposited with the Central Trust of China. We have a 15-member pension fund committee consisting of five management representatives and 10 employee representatives to manage and administer the fund. We completed construction of modern athletic and recreational facilities for use by our employees in the fourth quarter of 2002.

     We have also established an employee benefit committee for implementing a variety of employee programs including, among others, recreational activities, special group travel programs, emergency assistance programs, maternity assistance programs and holiday gift certificate programs.

E.	Share Ownership

     The following table sets forth the personal share ownership of our directors, supervisors and executive officers and their immediate families as of June 19, 2004.

				Shares owned by
				Spouses and minor
		Share Ownership		children
		Number		Number of
Title	Name	of Shares	Percentage	Shares	Percentage
Executive Director and Chairman	Ding-Hua Hu(1)	4,000,283	0.08%	4,928,066	0.10%
Executive Director and President	Miin Wu	30,932,711	0.62%	—	0.00%
Executive Director	H. C. Chen(2)	4,328,906	0.10%	2,494,000	0.05%
Director and Chief Operating Officer	Dang-Hsing Yiu	19,172,119	0.38%	2,115,701	0.04%
Director and Chief Technology Officer	C.Y. Lu	2,345,224	0.05%	—	0.00%
Director and Vice President	Raymond S. Mak	6,930,638	0.16%	—	0.00%
Director and Vice President	Simon Wang	6,495,252	0.13%	396,200	0.01%
Director and Vice President	J.P. Peng(3)	7,070,767	0.14%	2,509,300	0.05%
Independent Director	C.L. Liu	—	0.00%	—	0.00%
Independent Director	Simon M. Sze	—	0.00%	—	0.00%
Independent Director	Cheng Yi Fang	1,086,739	0.02%	360,895	0.01%
Director	Y.S. Chung(4)	—	0.00%	—	0.00%
Director	Hui Yin Investment Ltd.	6,023,152	0.12%	—	0.00%
Supervisor	Roger Chu(4)	50,877	0.00%	35,521	0.00%
Supervisor	Ping Tien Wu	198,489	0.00%	—	0.00%
Supervisor	J.D. Lee(3)	—	0.00%	—	0.00%
Associate Vice President, Finance Center	Paul Yeh	9,149,102	0.18%	43,060	0.00%

(1)	Nominee of Champion Investment Corporation.

(2)	Nominee of Hung Chih Investment Corporation.

(3)	Nominee of Shun Yin Investment Ltd.

(4)	Nominee of Delta Electronics Ltd.

F.	Stock Plans

Stock Performance-Based Employee Bonus Plan

     In April 1999, our board approved a program similar to a stock appreciation rights plan under which our employees who are eligible to participate would receive cash bonuses based on increases in the market price of our common shares. Our board has authorized our chairman to use his discretion to alter the terms of this plan, including the vesting period and the amount of the bonus allocated to our employees. We initially allocated 61,179,500 shares upon the establishment of the plan. Rights to receive cash bonuses under the plan were scheduled to vest with respect to 25% of the common shares allocated to the plan on August 1 of each year, starting August 1, 2000, another 25% on August 1, 2001 and the remaining 50% on August 1, 2002. In April 2002, our board of directors approved an amendment to the plan, changing the vesting date for the final 25%

to August 1, 2002 from March 31, 2003. These rights to receive cash bonuses were forfeited for employees who discontinued their employment before the scheduled vesting dates.

     Between the establishment of the plan and December 31, 2002, rights to receive cash bonuses with respect to a total of 6,197,600 shares have been forfeited, and rights to receive cash bonuses with respect to a net additional 17,227,048 shares were allocated under the plan as a result of stock dividends made on the shares allocated to the plan, exercise of rights under the plan and allocation of additional rights. As of December 31, 2002, rights to receive cash bonuses with respect to 72,208,948 shares were outstanding under the plan, of which all were vested. In April 2003, all remaining rights to receive cash bonuses under the plan, with respect to 72,208,948 shares, expired and were cancelled.

     U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. As a result, the compensation expense adjustment under U.S. GAAP for this plan in 1999 was NT$245 million of additional expense. Due to the reversal of compensation expense accrued on an ROC GAAP basis, we recorded an increase in income adjustment of NT$598 million in 2000, NT$496 million in 2001, NT$93 million in 2002 and nil for 2003 for this plan under U.S. GAAP. Unlike U.S. GAAP, ROC GAAP has no specific accounting provisions for stock appreciation rights plans. For ROC GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation rights vest. In 1999, no rights vested and, as a result, we did not recognize any compensation expense. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized compensation expense for the stock appreciation rights under ROC GAAP of NT$345 million in 2001, a reversal of compensation expense of NT$20.9 million in 2002 and nil in 2003. See “Item 5. Operating and Financial Review and Prospects — Operating Results — U.S. GAAP Reconciliation — Stock Performance-Based Employee Bonus Plan”.

Share Option Plans

     We adopted four share option plans on November 29, 2001, April 24, 2002, April 7, 2003 and March 11, 2004, respectively.

     These share option plans provide that our officers and employees and those of our subsidiaries may, at the discretion of our board of directors, be granted options to purchase our common shares at an exercise price of or not less than the reported closing price of our common shares traded on the Taiwan Stock Exchange on the date the options are granted. According to the share option plan, upon expiry of the second anniversary of the date the options are granted, up to 50% of the granted options may be vested, and another 25% of the granted options may be vested upon the expiry of each of the third anniversary and fourth anniversary of the date the options are granted. Each vested option can be exercised within a period of six years from the relevant date the options are granted. There are no special senior management options. The options held by our directors, supervisors and executive officers bear the same conditions as the ones received by our employees. In addition, only directors and executive officers who are also hired as employees can be granted options pursuant to the share option plans. Our board of directors will have complete discretion to determine which eligible individuals are to receive option grants and the number of shares subject to each grant.

     Under the November 2001 share option plan, we granted 71,768,500, 560,000, 1,507,000 and 6,164,500 share options at exercise prices of NT$21.2, NT$20.8, NT$11.1 and NT$11.3 on January 16, 2002, May 6, 2002, October 1, 2002 and December 16, 2002, respectively. Under the April 2002 share option plan, we granted 150,000,000, 10,284,500 and 2,753,500 share options at exercises prices of NT$11.1, NT$11.3 and NT$9.35 on October 1, 2002, December 16, 2002 and April 7, 2003, respectively. Under the April 2003 share option plan, we granted 126,000,000, 67,212,000 and 829,000 share options at exercise prices of NT$7.75, NT$7.75 and NT$9.00 on June 13, 2003, June 13, 2003 and November 4, 2003, respectively. Under the March 2004 share option plan, we granted 176,972,000, 4,919,000 and 2,176,000 share options at exercise prices of NT$14.55, NT$14.1 and NT$11.0 on April 9, 2004, April 27, 2004 and June 2, 2004, respectively. We are authorized to issue an aggregate of 200,000,000 under the March 2004 share option plan. As discussed above, we have already issued an aggregate of 184,067,000 share options under the March 2004 share option plan and may issue the remaining 15,933,000 share options from time to time until March 30, 2005.

     Our Articles of Incorporation set out the total number of authorized shares reserved for grants for employee share options. In June 2003, a two-thirds supermajority of our stockholders approved an increase of total number of authorized shares reserved for grants for employee share options from 450 million common shares to 650 million common shares. On June 18, 2004, a two-thirds supermajority of our stockholders approved a further increase of the total number of authorized shares reserved for grants for employee share options to 800 million shares.

     The ROC SFC regulates the terms of our stock options and each of our stock option plans must be approved by the ROC SFC. Current ROC SFC regulations require, among other things, the exercise price to be not less than the reported closing price of our common shares traded on the Taiwan Stock Exchange on the date the options are granted, the options to be exercisable beginning two years after the options are granted in accordance with the plan, and the options to be valid for a maximum period of 10 years. Therefore the terms of our stock option plans are largely determined by prevailing ROC SFC regulations, and our board of directors approve each stock option plan before it is submitted to the ROC SFC for approval.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

     The following table sets forth certain information, as of April 20, 2004, with respect to the common shares of our company owned of record by our top five shareholders and all directors, supervisors and executive officers as a group. To our knowledge, as of April 20, 2004, no shareholder beneficially owned 5% or more of our common shares.

		Percentage of total
	Number of	outstanding
Name of Shareholder	common shares	common shares
Citigroup Capital Asia Limited (as representative of GDS holders)	130,934,000	2.62%
Kuo Hua Life Insurance Co., Ltd.	78,995,620	1.57%
National Stabilization Fund	65,777,140	1.31%
Delta Electronics, Ltd.(1)	61,335,400	1.22%
Credit Suisse First Boston	53,261,197	1.06%
Director, supervisors and executive officers as a group(2)	148,888,977	2.98%

(1)	Delta Electronics nominated one of our current directors and one of our current supervisors.

(2)	Includes no shares held by entities, officers of which currently serve on our board of directors.

B.	Related Party Transactions

     Members of our board of directors also serve or have served as directors of companies with which we do business. These individuals include our former director Ms. Maria D.H. Lu of Chiao Tung Bank, a lender to us and a shareholder of our company, Mr. Miin Wu, who serves as a director of Tower Semiconductor, Mr. Yen Hie Chao, who previously served as a supervisor of United Industry Gas Co., Ltd. and our former director Mr. Jon Ten Chung, who serves as a director of Fuetrek. We believe that the transactions we conduct with these parties are on an arms-length commercial basis.

     We subcontract a portion of our assembly and testing requirements to Powertech Co. Ltd. and Ardentech. Previously, we also subcontracted a portion of our assembly and testing requirements to Chantek, and we incurred manufacturing processing charges of NT$104 million in 2001 for services performed by Chantek. For services performed by Powertech, we incurred manufacturing processing charges of NT$106 million in 2001, NT$173 million in 2002 and NT$211 million (US$6.2 million) in 2003. For services performed by Ardentech, we incurred manufacturing processing charges of NT$108 million in 2001, NT$241 million in 2002 and NT$130 million (US$3.8 million) in 2003. We purchase industrial gases from United Industry Gas. We incurred NT$119 million in 2001, NT$110 million in 2002 and NT$100 million (US$2.9 million) in 2003, in charges for industrial gases provided by United Industry Gas.

     In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor, an Israeli company, whereby Tower Semiconductor will provide silicon wafer manufacturing processing services that can employ Tower Semiconductor’s microFLASH technology. This technology is based on proprietary technology licensed from Saifun, an Israeli integrated circuit design company. We also have entered into a separate agreement with Saifun that provides us with rights to develop and manufacture certain products related to the microFLASH process technology. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. Due to the market conditions in 2001 and 2002, we have placed orders for less than the numbers of wafers that we could have required Tower Semiconductor to manufacture for us in those periods. Wafer purchases in 2001 totalled NT$157 million, in 2002 totalled NT$136 million and in 2003 totalled NT$37 million (US$1.1 million).

     In December 2000, we entered into a share purchase agreement and related additional purchase obligation agreements to invest a total of US$75 million in Tower Semiconductor, together with a foundry agreement. Under the agreements, we are entitled to appoint one member of Tower Semiconductor’s board of directors and to a guaranteed portion of the wafer manufacturing capacity of Tower Semiconductor’s new eight-inch fabrication facility, which is now in the start-up stage. Under the agreements, we agreed to purchase approximately 2.7 million Tower Semiconductor ordinary shares, of which 866,551 shares were purchased at the initial closing in January 2000, and the remainder were to be purchased in five equal installments at subsequent closings upon achievement of certain milestones by Tower Semiconductor. The purchase price at each closing is to be based on the fair market value of the shares at the time, subject to a minimum of US$12.50 and a maximum of US$30 per share. Our payment obligations are US$20 million for the initial closing and US$11 million at each subsequent closing.

     In September 2001, following the first two subsequent closings at which we acquired a further 733,380 shares, Tower Semiconductor underwent a financial restructuring under which, among other things, it issued additional shares. We purchased 1,255,848 shares at a price per share of US$12.75, and funded the purchase from our prepaid credit account, discussed below. Pursuant to the third and fourth subsequent closings in April and October 2002, we purchased a total of 2,416,326 shares at prices per share adjusted to take account of dilution. In October 2002 we purchased a further 660,000 shares pursuant to a rights offering for US$5.00 per share, and received warrants for the purchase of a further 297,000 shares.

     In March 2003, we and other Tower Semiconductor investors reached an agreement with Tower Semiconductor to amend our obligations in relation to the fifth and final subsequent closing purchase obligation. Under the proposed amendment, we and the other investors will advance a total of US$24.6 million as a part of the fifth milestone payment, prior to Tower Semiconductor’s satisfaction of the conditions. Of this amount, we are obliged to pay US$6.6 million, for the purchase of shares at US$2.983 per share. As of May 2003, we have already paid US$3.6 million of this amount for the purchase of 1,206,839 shares, and a further US$3 million is outstanding. We and the other investors have paid the balance of the fifth and final purchase obligation, which was US$4.4 million in our case.

     Our payments to Tower Semiconductor, as December 10, 2003, total US$78.3 million, and of this the total share purchase consideration is US$64.2 million. Under the original share purchase agreement, the excess of our payment obligations over the total share purchase consideration is credited to a prepaid credit account. Amounts in the credit account may be applied to future purchases of wafers, purchases of Tower Semiconductor’s shares (not including purchases under the original purchase commitments) or royalty payments.

     At December 31, 2003, our credit account balance was US$14.1 million, and we owned approximately 15.8% of Tower Semiconductor’s outstanding shares. Our average purchase price per share is US$7.88, which is somewhat higher than the fair market values due to the minimum per share price in the original agreement.

     Our board of directors as well as our supervisors have historically reviewed and approved related party transactions, consistent with ROC laws and practices, and currently continue to do so. Under Nasdaq’s Marketplace Rule 4350(h), which became effective on January 15, 2004, the audit committee or another independent body of the board of directors of listed issuers is required to approve all related party transactions. We have obtained an exemption from Nasdaq from compliance with the requirement to have our audit committee approve all related party transactions until we appoint an audit committee, which we are required to do so on or before July 31, 2005 under Nasdaq rules. We have not appointed an audit committee as of the date of this annual report.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

     The selected income statement data for the years ended December 31, 2001, 2002 and 2003, and the selected balance sheet data as of December 31, 2002 and 2003 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended

December 31, 1999 and 2000 and the selected balance sheet data as of December 31, 1999, 2000 and 2001 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis.

     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references in this annual report to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “NT dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of NT$33.99 = US$1.00. On June 23, 2003, the noon buying rate between New Taiwan dollars and United States dollars was NT$33.79 = US$1.00.

     The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our financial statements and the related notes included in this annual report, and “Item 5. Operating and Financial Review and Prospects”. Our financial statements are prepared and presented in accordance with ROC GAAP and ROC reporting practices. For a discussion of certain differences between ROC GAAP and U.S. GAAP, see note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,
	(in millions except per share and ADS data)
	1999	2000	2001	2002	2003	2003
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
Consolidated Income Statement Data:
ROC GAAP
Net sales revenue	16,957	33,493	21,747	16,492	17,712	521.1
Cost of goods sold	(12,124)	(15,494)	(11,674)	(17,105)	(20,657)	(607.7)
Less: Unrealized profit as of December 31, 2003	—	—	—	(2)	3	—
Realized gross profit (loss)	4,833	17,999	10,073	(615)	(2,942)	(86.6)
Operating expenses	(3,258)	(5,856)	(6,557)	(6,212)	(4,742)	(139.5)
Operating income (loss)	1,575	12,143	3,516	(6,827)	(7,684)	(226.1)
Total other income	846	945	1,356	466	1,877	55.2
Total other expenses	(1,830)	(2,077)	(4,795)	(4,976)	(2,370)	(69.7)
Income (loss) before taxes and minority interest	591	11,011	77	(11,337)	(8,177)	(240.6)
Income tax benefit (expense)	316	(398)	(943)	(20)	(21)	(0.6)
Income (loss) before minority interest	907	10,613	(866)	(11,357)	(8,198)	(241.2)
Minority interest loss	—	—	—	0.4	0.3	—
Net Income (loss)	907	10,613	(866)	(11,357)	(8,198)	(241.2)
Net income (loss) per share — basic (1)	0.27	2.92	(0.23)	(3.10)	(2.13)	(0.06)
Net income (loss) per share — diluted (1)	0.27	2.91	(0.23)	(3.10)	(2.13)	(0.06)
U.S. GAAP
Gross profit (loss)	4,558	17,615	6,598	(4,018)	(1,576)	(46.3)
Operating income (loss)	1,237	11,069	(2,263)	(10,186)	(6,649)	(195.6)
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	1,861	8,016	(3,842)	(13,841)	(8,877)	(261.2)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	0.57	2.31	(1.21)	(3.73)	(2.28)	(0.07)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	0.57	2.26	(1.04)	(3.73)	(2.28)	(0.07)
Net income (loss) (2)	1,861	8,016	(4,463)	(13,841)	(8,877)	(261.2)
Net income (loss) per share — basic (1) (3)	0.57	2.31	(1.21)	(3.73)	(2.28)	(0.07)
Net income (loss) per share — diluted (1)(3)	0.57	2.26	(1.21)	(3.73)	(2.28)	(0.07)
Balance Sheet Data:
ROC GAAP
Total current assets	14,303	29,027	25,358	21,301	21,002	617.9
Net property, plant and equipment	32,028	38,006	39,562	40,029	32,600	959.1
Total assets	51,197	72,451	72,309	68,120	61,422	1807.1
Total current liabilities	8,868	11,786	9,632	18,357	20,220	594.9
Long-term liabilities	15,946	16,091	19,533	19,549	11,954	351.7
Total liabilities	24,814	27,877	29,165	37,906	32,174	946.6
Total shareholders’ equity	26,383	44,574	43,144	30,214	29,248	860.5
U.S. GAAP
Total shareholders’ equity	26,433	41,831	43,300	28,351	28,195	829.5
Other Data:
ROC GAAP
Capital expenditures	8,129	11,803	9,078	8,975	1,606	47.2
Depreciation and amortization	4,855	6,048	8,006	8,742	9,287	273.2
Net cash provided by operating activities	5,062	16,123	9,399	271	2,317	68.2
Net income (loss) per ADS — basic	2.7	29.2	(2.3)	(31.0)	(21.3)	(0.6)
Net income (loss) per ADS — diluted	2.7	29.1	(2.3)	(31.0)	(21.3)	(0.6)
Number of common shares outstanding (weighted, as adjusted) (4)	3,321	3,631	3,702	3,667	3,852	113.3
Stock dividend per common share (5)	10%	13%	30%	10%	—	—
U.S. GAAP
Total current assets	14,588	28,994	26,646	21,037	21,398	629.5
Total assets	51,578	72,342	73,595	66,179	60,703	1785.9
Total current liabilities	8,886	14,425	10,768	18,797	20,489	602.8

	Year ended, and as of, December 31,
	(in millions except per share and ADS data)
	1999	2000	2001	2002	2003	2003
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
Total liabilities	25,145	30,511	30,295	37,828	32,508	956.4

(1)	Retroactively adjusted for all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under ROC GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares, derivative contracts and convertible debt securities with beneficial conversion features. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in no additional expense or income in 1999, an additional expense of NT$1,622 million in 2000, an additional expense of NT$4,273 million in 2001, and no additional expense or income in 2002 and 2003. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in an increased income of NT$1,301 million in 1999, an additional expense of NT$898 million in 2000, an additional income of NT$228 million in 2001, an additional income of NT$449 million in 2002 and an additional expense of NT$386 million (US$11.3 million) in 2003. The difference in accounting treatment with respect to convertible debt securities with beneficial conversion features under the two accounting principles resulted in no additional expense or income in 1999 to 2002, and an additional expense of NT$617 million (US$18.2 million) in 2003.

(3)	Retroactively adjusted for all stock dividends declared. See note 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

Export Sales

     Our export sales accounted for 74%, 82% and 68% of total net sales for the years ended December 31, 2001, 2002 and 2003, respectively. See note 18 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

     Export sales from the ROC are as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
		(in thousands)
Japan	10,892,506	7,983,215	7,269,548	213,873
Singapore and Hong Kong	2,702,321	3,656,167	3,487,250	102,596
United States	1,808,299	1,616,837	823,145	24,217
Europe	633,198	345,226	453,641	13,347

Total	16,036,324	13,601,445	12,033,584	354,033

Dividend Policy

     We generally are not permitted under ROC Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we have no current or retained earnings (excluding reserves). ROC Company Law also requires that 10% of annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until our accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct any losses incurred in prior years and deduct the legal and/or special reserve from our net income, the remaining portion of our net income may be appropriated or distributed in the proportions specified in our articles of incorporation. We may pay these distributions in stock or cash or a combination of stock and cash, except that any employee bonuses and shareholder dividends will normally be distributed in stock unless we determine otherwise, and provided that not more than 20% of our distributable net income may be distributed in the form of cash. All or part of the dividends to shareholders may be reserved at the relevant annual shareholders’ meeting as retained earnings for distribution in later years.

See “Item 10 — Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Dividends and Distributions”.

     Our shareholders on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of these common shares. The record date for the annual shareholders’ meeting was determined by the board of directors at a meeting that was held on April 30, 2004. No annual dividend was declared at our annual general meeting of shareholders held on June 18, 2004.

     For information relating to ROC withholding taxes payable on dividends, see “Item 10. Additional Information — E. Taxation — ROC Taxation”.

Legal Proceedings

     On February 18, 1997, Atmel filed an action against us and two other semiconductor manufacturers with the International Trade Commission (“ITC”), alleging a violation of Section 337 of the 1930 Tariff Act for infringement of the U.S. Patent No. 4,451,903 (the “903 patent”) owned or controlled by Atmel. On June 1, 2001, the ITC issued a Notice of Final Determination in our favor, and on July 26, 2001, the ITC denied Atmel’s petition for reconsideration. Atmel did not appeal the Notice of Final Determination with the United States Court of Appeals for the Federal Circuit before the required deadline, and so it is bound by the ITC’s finding that we did not infringe the 903 patent or violate Section 337 of the Tariff Act.

     In addition, on August 8, 1997, Atmel filed an action against Macronix America in the United States District Court for the Northern District of California. The complaint alleged that Macronix America was selling devices that infringe Atmel’s U.S. patent numbers 4,419,747 (the “747 patent”) and 4,833,096 (the “096 patent”).

     With respect to the 747 patent the court issued an order on May 14, 2003 granting Macronix America’s motion for summary judgment of invalidity of the 747 patent. Pursuant to this order, the court entered judgment in favor of Macronix America and against Atmel.

     With respect to the 096 patent, Macronix America filed a motion for summary judgment on November 15, 1999 for the invalidity of the 096 patent. On August 16, 2000, the court granted Macronix America’s motion for summary judgment against several independent claims of the 096 patent, leaving a single independent claim outstanding in the case. On September 19, 2003, the parties filed cross-motions for summary judgment on the issue of infringement of the remaining claim of the 096 patent, and the court held a hearing on November 7, 2003. In its summary judgment order dated February 23, 2004, the court issued a claim construction on the disputed term of the claim, but denied both parties’ motions without prejudice due to an inadequate factual background to decide the motions. Under the court’s claim construction in the February 23, 2004 order, Macronix America filed a renewed motion for summary judgment of non-infringement on April 16, 2004. Atmel filed its opposition on May 26, 2004. Macronix America filed its reply on June 18, 2004. The court has scheduled a hearing for July 30, 2004.

     Although we believe Atmel’s claims are unwarranted and we intend to continue to contest vigorously Atmel’s allegations, it is not possible to predict the outcome of the litigation. If we are found to have infringed Atmel’s patents, Atmel has requested injunctive relief to prohibit Macronix America from selling products violating Atmel’s patents and an award to Atmel of treble damages caused by the alleged infringements.

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

     As is the case with many companies in the semiconductor industry, we from time to time receive communications from third parties asserting certain patents to our products. We have entered into discussions with some of these third parties as to their respective positions and the terms of any possible licenses. We could incur significant costs with respect to the defense of the claims that could have a material adverse effect on our results of operations or financial condition. For royalty payments under the existing license agreements or the potential new patent license agreements, we have estimated the royalty budgets based on historical experiences and specific arrangements. The royalty accrual was NT$490 million in 2001, NT$360 million in 2002 and NT$196 million (US$5.5 million) in 2003. As of December 31, 2003, the outstanding balance of this reserve was NT$675 million (US$19.9 million).

     On July 9, 2003 we learned from Tower Semiconductor that a shareholders class action was filed on behalf of a class consisting of the ordinary shareholders of Tower Semiconductor at the close of business in the United States on April 1, 2002. This case was filed in the United States District Court for the Southern District of New York against Tower Semiconductor and its major corporate shareholders, including, us, and against directors of Tower Semiconductor, including Miin Wu, our president and CEO. The lawsuit alleges violation of section 14(a) and 20(a) of the Security Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. The lawsuit alleges that Tower Semiconductor and its directors made false and misleading statements and omissions in a proxy solicitation to Tower Semiconductor’s shareholders regarding a proposed amendment to a contract between Tower Semiconductor and its major shareholders, including us. The plaintiffs are seeking unspecified damages and attorneys’ and experts’ fee and expenses. On January 30, 2004, the defendants filed with the court a motion to dismiss the action. On April 20, 2004, the Plaintiffs filed a memorandum in opposition to defendants’ motion to dismiss. On May 24, 2004, the defendants filed a reply memorandum to further support defendants’ motion to dismiss the plaintiffs’ complaint.

     Except as described above, we are currently not involved in any material legal proceedings, although we may become involved in other litigation in the future. “Item 5. Operating and Financial Review and Prospects — E. Research and Development, Patents and Licenses, etc. — Intellectual Property”.

B.	Significant Changes

     Except as otherwise noted, no significant changes have occurred since December 31, 2003. See “Item 4. Information on the Company — History and Development of the Company — Recent Developments” and note 17c of our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

Item 9. The Offer and Listing

A.	Offer and Listing Details

     Each ADS represents ten of our common shares. Our ADSs have been listed on the Nasdaq National Market since May 9, 1996. The table below presents, for the periods indicated, the high and low closing prices on the Nasdaq National Market for our outstanding ADSs.

			Average daily
			trading volume
			(in thousands of
	Closing Price Per ADS(1)		ADSs)	Nasdaq Composite Index
	High	Low		High	Low
	(US$)	(US$)
1999	11.95	4.11	11.789	4,069.31	2,208.05
2000	22.76	8.01	107.092	5,048.62	2,332.78
2001	12.70	3.86	64.705	2,859.15	1,423.19
2002	8.55	2.73	53.248	2,059.38	1,114.11
First Quarter	8.09	6.18	75.64	2,059.38	1,716.24
Second Quarter	8.55	5.31	40.851	1,862.62	1,423.99
Third Quarter	4.92	3.00	45.848	1,448.36	1,172.06
Fourth Quarter	4.09	2.73	52.361	1,487.94	1,114.11
2003	3.65	1.20	26.498	2,009.88	1,271.47
First Quarter	3.65	2.55	16.036	1,460.99	1,271.47
Second Quarter	2.70	1.20	51.385	1,677.14	1,348.30
Third Quarter	2.91	2.19	29.817	1,909.55	1,640.13
Fourth Quarter	3.17	2.10	16.749	1,976.37	1,832.25
December	2.54	2.10	10.717	2,009.88	1,904.65
2004
January	2.69	2.39	21.045	2,153.83	2,006.68
February	3.12	2.50	33.994	2,089.66	2,005.44
March	3.90	3.07	29.556	2,057.80	1,901.80
April	5.13	3.45	35.775	2,079.12	1,920.15
May	3.70	3.03	8.244	1,986.74	1,876.64
June (through June 23)	3.52	2.85	3.757	2,023.53	1,960.26

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid in the periods indicated.

     Each GDS represents 40 of our common shares. Our GDSs have been listed on the Luxembourg Stock Exchange since April 5, 2004. The table below presents, for the periods indicated, the high and low closing prices on the Luxembourg Stock Exchange for our outstanding GDSs.

			Average daily
			trading volume
			(in thousands of	Luxembourg Stock
	Closing Price Per GDS(1)		GDSs)(1)	Exchange Index
	High	Low		High	Low
	(US$)	(US$)
2004
April (from April 5)	19.80	13.60	251.256	2,079.12	1,920.15
May	14.63	11.00	25.100	1,986.74	1,876.64
June (through June 23)	14.00	12.20	32.500	2,023.53	1,960.26

Source: Bloomberg L.P.

(1)	Average includes only days in which GDSs were traded.

     Our common shares have been listed on the Taiwan Stock Exchange since March 15, 1995. The table below presents, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares and the highest and lowest of the daily closing values of the Taiwan Stock Exchange Index.

			Average daily
			trading volume
	Closing Price		(in thousands of	Taiwan Stock
	Per Share(1)		shares)	Exchange Index
	High	Low		High	Low
	(NT$)	(NT$)
1999	41.5	13.9	55,173	8,609	5,475
2000	76.2	26.6	54,549	10,202	4,615
2001	29.9	16.0	83,825	5,551	3,446
2002	32.7	9.2	55,503	6,462	3,850
First Quarter	31.5	24.7	91,149	6,243	5,488
Second Quarter	32.7	18.7	37,731	6,462	5,072
Third Quarter	18.0	10.5	29,608	5,417	4,186
Fourth Quarter	14.6	9.2	68,462	4,824	3,850
2003	12.8	4.1	43,983	6,142	4,140
First Quarter	12.8	8.8	32,568	5,079	4,260
Second Quarter	9.6	4.1	50,876	5,049	4,140
Third Quarter	10.5	7.6	46,987	5,758	5,018
Fourth Quarter	10.2	7.2	44,134	6,142	5,582
December	8.6	7.2	28,939	5,924	5,752
2004
January	9.3	8.0	53,560	6,386	6,042
February	10.7	8.6	97,284	6,751	6,241
March	13.1	10.4	110,905	7,034	6,133
April	16.8	12.0	193,979	6,880	6,118
May	12.4	9.9	64,986	6,188	5,483
June (through June 23)	12.1	10.1	41,062	5,987	5,557

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid in the periods indicated.

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

     As of May 31, 2004, a total of 5,003,704,439 of our common shares were outstanding. Holders of common shares that are not ROC persons are required to hold these common shares through a brokerage or custodial account in the ROC. The entities in which these accounts are maintained are the registered holders of the shares and thus all of the registered holders of our common shares are ROC persons. As of May 31, 2004, 16,965,153 common shares were registered in the name of nominees of The Bank of New York, the depositary under the ADS deposit agreement. The Bank of New York has advised us that, as of May 31, 2004, 1,696,515.3 ADSs, representing 16,965,153 common shares, were held of record by Cede & Co. and seven other U.S. persons. We have no further information as to common shares of our company held, or beneficially owned, by U.S. persons. As of May 31, 2004, 24,430,000 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 31, 2004, 610,750 GDSs, representing 24,430,000 common shares, were held of record by Cede & Co.

The Taiwan Stock Exchange

     In 1961, the Securities and Futures Commission, working together with private interests, established the Taiwan Stock Exchange to provide a marketplace for securities trading. The Taiwan Stock Exchange is a corporation owned by government-controlled and private banks and enterprises. The Taiwan Stock Exchange is independent of entities transacting business through it, each of which pays a user’s fee. Generally, all transactions in listed securities by brokers, traders and integrated securities firms must be made through the Taiwan Stock Exchange.

     The Taiwan Stock Exchange commenced operations in 1962. During the early 1980s, the Securities and Futures Commission actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 669 as of December 31, 2003. As of December 31, 2003, the market capitalization of companies listed on the Taiwan Stock Exchange was NT$12,868 billion.

     Historically, Taiwan companies have listed only shares and bonds on the Taiwan Stock Exchange. However, the Securities and Futures Commission has encouraged companies to list other types of securities. In 1988, the Securities and Futures Commission permitted the issuance of the Taiwan’s first convertible bonds. Since 1989, there have been offerings of domestic convertible bonds and convertible preferred shares. In addition, beneficiary units evidencing beneficiary interests in closed-end investment funds and Dragon Bonds issued by Asian Development Bank are also listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market of Taiwan. The Securities and Futures Commission also has regulations which permit foreign issuers to list their equity securities directly on the Taiwan Stock Exchange or through the use of depositary receipts. To date, five foreign issuers have listed their equity securities on the Taiwan Stock Exchange through the use of depositary receipts in accordance with these regulations.

     The Taiwan Stock Exchange requirements for listing are based on the following company attributes:

•	shareholder diversification;

•	length of time in business;

•	amount of paid-in capital; and

•	profitability.

     However, special listing criteria apply to technology companies, key businesses engaging in national economic development and private enterprises participating in major national public construction project under the encouragement of the government.

The GreTai Securities Market

     To complement the Taiwan Stock Exchange, the GreTai Securities Market (formerly known as the Over-the-Counter Securities Exchange) was established in September 1982 on the initiative of the Securities and Futures Commission to encourage the trading of securities of companies who do not qualify for listing on the Taiwan Stock Exchange. As of December 31, 2003, 423 companies had listed equity securities on the GreTai Securities Market and the total market capitalization of those companies was approximately NT$1,201 billion. In addition, the Emerging Stock Board of the GreTai Securities Market was established on January 1, 2002 at the initiative of the Securities and Futures Commission to encourage trading of securities of companies that are public companies but not qualified for listing on the Taiwan Stock Exchange or the GreTai Securities Market.

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

     The weighting of the shares in the Taiwan Stock Exchange Index is fixed as long as the number of shares outstanding remains constant. When the total number of shares outstanding changes, the weight of each stock is adjusted. Stock splits and stock dividends are adjusted automatically. Cash dividends are not included in the calculation.

     The following table shows for the periods indicated information relating to the Taiwan Stock Exchange Index.

	Number of
	listed
	companies at	Index	Index	Index at
Period ended December 31,	the period end	high	low	period end
1990	199	12,495	2,560	4,530
1991	221	6,305	3,316	4,601
1992	256	5,392	3,328	3,377
1993	285	6,071	3,136	6,071
1994	313	7,184	5,195	7,125
1995	347	7,051	4,503	5,174
1996	375	6,983	4,690	6,934
1997	404	10,117	6,820	8,187
1998	437	9,277	6,251	6,418
1999	462	8,609	5,475	8,449
2000	474	10,202	8,350	8,843
2001	584	5,551	4,647	5,551
2002	638	6,462	3,850	4,452
2003	669	6,142	4,140	5,891

Sources: Status of Securities Listed on Taiwan Stock Exchange.

     As indicated above, the performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility.

B.	Plan of distribution

     Not applicable.

C.	Markets

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

     Set forth below is a description of our common shares, including summaries of the material relevant provisions of our articles of incorporation, the ROC Company Law, the ROC Securities and Exchange Law and the rules and regulations under these laws. Unless otherwise indicated in this annual report, holders of our ADSs generally have the same rights as holders of our common shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Common Shares and our ADSs” for a description of certain differences and “—Voting Rights of ADS Holders”.

General

     Our authorized capital is NT$80 billion, divided into eight billion shares, including up to 800 million shares reserved for the exercise of employee stock options as of June 18, 2004. As of May 31, 2004, 5,003,704,439 of our common shares had been fully paid-in and were outstanding. All of our common shares are in registered form.

     As of May 31, 2004, 16,965,153 common shares underlying ADSs were held in the name of nominees of The Bank of New York, as depositary for our ADS facility. The Bank of New York has advised us that, as of May 31, 2004, 1,696,515.3 ADSs, representing 16,965,153 common shares, were held of record by Cede & Co. and seven registered holders. We have no further information as to our common shares held, or beneficially owned, by U.S. persons.

     As of May 31, 2004, 24,430,000 common shares underlying GDSs were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 31, 2004, 610,750 GDSs, representing 24,430,000 common shares, were held of record by Cede & Co.

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

     Our articles of incorporation also provide that employee bonuses will be distributed in the same form as the distribution of dividends to shareholders. In addition, distribution of shares as bonuses to employees is applicable to the employees of our affiliated companies that satisfy the requirements set by our board of directors. In 2001, we distributed approximately 145 million common shares in the form of employee bonuses. In 2002 and 2003, we did not distribute any employee bonuses. The number of common shares issued as a bonus is obtained by dividing the total nominal NT dollar amount of the bonus by the par value of our common shares, or NT$10 per share. See note 12 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report. Subject to compliance with the above requirements, we may pay dividends or make other distributions from our earnings and reserves as permitted by ROC Company Law.

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

     For information as to ROC taxes on dividends and distributions, see “Item 10 — Additional Information — E. Taxation — ROC Taxation.”

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

     Authorized but unissued shares of any class may be issued, subject to the above-mentioned provisions of the ROC Company Law, the ROC Statute for Establishment and Administration of Science Park and the ROC Securities and Exchange Law, upon the terms as our board of directors may determine.

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

     We had previously, since we were listed on Nasdaq in 1996, obtained an exemption from Nasdaq from its requirement to solicit proxies and to provide proxy statements for all meetings of shareholders. We comply with the applicable ROC laws and regulations with regard our shareholder meetings.

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

     Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “—Voting Rights of ADS Holders”.

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

     In addition to appraisal rights, within 30 days after the date of the shareholders’ meeting, any shareholder has the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures or the method of resolution were legally defective. However, if a court is of the opinion that such violation is not material and does not affect the result of the resolution, the court may reject or dismiss the shareholder’s lawsuit. One or more shareholders who have held more than 3% of our issued and outstanding shares for over a year may require a supervisor to bring a derivative action on behalf of the company against a director for losses suffered by the company as a result of the director’s unlawful actions or failure to act by sending a written request to a supervisor. In addition, one or more shareholders who have held more than 3% of our issued and outstanding shares for over a year may require our board of directors to convene an extraordinary shareholders’ meeting by sending a written request to the board of directors.

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

     Under the amended ROC Company Law, a public company’s shareholder register, such as ours, is closed for a period of 60 days before each ordinary shareholders’ meeting, 30 days before each extraordinary shareholders’ meeting and a period of five days before each record date for distribution of dividends, bonuses or other benefits.

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

Voting Rights of ADS Holders

     ADS holders may direct the exercise of voting rights with respect to the Common Shares represented by ADSs only in accordance with the provisions of the deposit agreement and applicable ROC law. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — ADS and GDS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs and GDSs”. If an ADS holder wishes to withdraw its Common Shares, the ADS holder must appoint a local agent and open a securities trading account with a local brokerage firm. Even if the ADS holder does all this, however, the ADS holder might not know about the meeting early enough in advance to withdraw the shares or the ADS holder may not have enough time to register the Common Shares for voting purposes before the shareholder register is closed. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Meetings of Shareholders” and “— Register of Shareholders and Record Dates”.

     Except as described below, ADS holders will not be able to exercise voting rights attaching to the Common Shares represented by the ADSs on an individual basis. According to the ROC Company Law, a shareholder’s voting rights attaching to shareholdings in a ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the Common Shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

     In the deposit agreement, ADS holders appointed the depositary as their representative to exercise the voting rights with respect to the Common Shares represented by their ADSs.

     We will provide the depositary with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings. These materials will contain an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary will also mail to ADS holders a voting instruction form. In order to be valid, the holder of ADSs must complete, sign and return to the depositary the voting instruction form by a date specified by the depositary. The number of directors or supervisors to be elected may change after the depositary has mailed the voting instruction form to ADS holders. If a change were to occur, the depositary would be unable to follow each ADS holder’s exact voting instructions and may calculate such ADS holder’s votes according to procedures not inconsistent with the provisions of the deposit agreement.

     We cannot assure ADS holders that they will receive the materials in time to ensure that they can instruct the depositary to vote the Common Shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions if such act or failure to act is in good faith. This means that ADS holders may not be able to exercise their right to vote and there may be nothing ADS holders can do if the Common Shares represented by their ADSs are not voted as they requested.

     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify the instructions to our president, or if he is no longer an officer or director of our company, then the Chairman of our board of directors (the “designated representative”), or such person as he may designate. The depositary will appoint the president or his designated person to serve as the ADS holders’ designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the Common Shares represented by ADSs in the manner so instructed.

     If, for any reason, the depositary has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for a meeting (other than the election of directors or supervisors), then ADS holders will be deemed to have instructed the depositary or its nominee to authorize and appoint the designated representative as the ADS holders’ representative and that of the depositary’s or its nominee to attend the meeting and vote all the Common Shares represented by all ADSs as the designated representative deems appropriate with respect to the resolution or resolutions, which may not be in the best interests of ADS holders. However, no authorization will be given with respect to any matter as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will not vote at the relevant meeting. The depositary will, however, take such action as is necessary to cause all the Common Shares represented by ADSs to be counted for the purpose of satisfying applicable quorum requirements.

     The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from ADS holders and appoint the designated representative as the ADS holders’ representative and that of the depositary’s or its nominee to attend any meeting and vote the Common Shares represented by ADSs as to which the depositary has received instructions from ADS holders for the election of directors and supervisors, subject to any restrictions imposed by ROC law and our articles of incorporation. If, by the date specified by the depositary, ADS holders have not delivered instructions to the depositary, ADS holders will be deemed to have instructed the depositary to authorize and appoint the designated representative as the ADS holders’ representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the Common Shares represented by ADSs as to which the depositary has not received instructions from ADS holders for the election of directors and supervisors as the designated representative deems appropriate, which may not be in the best interests of ADS holders. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those Common Shares represented by the ADSs as to which it has received instructions from ADS holders for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any Common Shares represented by ADSs, as to which the depositary has not received instructions from ADS holders for the election of directors any supervisors but will take such action as is necessary to cause all the Common Shares represented by ADSs to be counted for the purpose of satisfying applicable quorum requirements.

     By continuing to hold ADSs or any interest in the ADSs, ADS holders will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions maybe amended from time to time.

C.	Material Contracts

     Except for the contracts stated below we have not been a party to any material contracts that were entered into beyond our ordinary course of business during the preceding two year period.

Indenture for Zero Coupon Convertible Bonds Due February 10, 2008

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

Summary of Terms and Conditions for Zero Coupon Convertible Bonds Due December 12, 2007

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

GDS Deposit Agreement Dated April 5, 2004

     In April 2004, we sold 13,125,000 GDSs, representing 525,000,000 new common shares. The offering price for the GDSs was US$13.20 per GDS and net proceeds were approximately US$173.25 million. The GDSs are listed on the Luxembourg Stock Exchange plc. Our GDSs are not fungible with our ADSs, and each GDS represents 40 of our common shares. As of June 21, 2004, GDS holders representing over 95% of the GDSs issued in April 2004 have withdrawn from our GDSs program and converted their GDSs to common shares.

     The GDSs are subject to the terms and conditions set forth in the deposit agreement dated April 5, 2004 entered into between us and Citibank, N.A., in its capacity as depositary, which is included as Exhibit 14.9 hereto.

     We have undertaken in the deposit agreement to use our best endeavors to maintain, so long as any GDS is outstanding, a listing for the GDSs on the Luxembourg Stock Exchange. In the event that the listing on the Luxembourg Stock Exchange is not maintained, we have undertaken in the deposit agreement to use our best endeavors with the reasonable assistance of the depositary (provided at our expense) to obtain and maintain a listing of the GDSs on any other internationally recognized stock exchange in Europe.

     The deposit agreement and the GDSs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedule 3 to the deposit agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares (as defined in the deposit agreement) and Certificates of Payment (as defined in the deposit agreement) will be governed by ROC law.

     Holders of GDSs are not party to the deposit agreement and thus, under English Law, have no contractual rights against, or obligations to, us or the depositary. However, the Deed Poll executed by us in favor of the holders provides that, if we fail to perform the obligations imposed on us by certain specified provisions of the deposit agreement, any holder may enforce the relevant provisions of the deposit agreement as if it were a party to the deposit agreement and was the “Depositary” in respect of that number of Deposited Shares to which the GDSs of which he is the holder relate. The depositary is under no duty to enforce any of the provisions of the deposit agreement on behalf of any holder of a GDS or any other person.

     Set forth below is a summary of certain provisions of the deposit agreement relating to rights of GDS holders, which are subject to the detailed provisions of the deposit agreement. Terms used in this summary and not defined herein but which are defined in the deposit agreement have the meanings ascribed to them in the deposit agreement.

Rights Issues

     If and whenever we announce our intention to distribute rights to the holders of our common shares to subscribe for or to acquire our common shares, securities or other assets, the depositary will give notice to GDS holders of such offer or invitation, specifying the manner by which and time during which holders may request the depositary to exercise such rights as provided below or, if such be the case, specifying details of how the depositary proposes to distribute the rights or the proceeds of any sale thereof. The depositary will deal with such rights in the manner described below:

(1)	if and to the extent that the depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the depositary shall make arrangements whereby the GDS holders may, upon payment of the subscription price together with such fees, taxes, duties, charges, costs and expenses as may be required under the deposit agreement and completion of such undertakings, declarations, certifications and other documents as the depositary may reasonably require, request the depositary to exercise such rights on their behalf with respect to the deposited common shares and to distribute the common shares, securities or other assets so subscribed or acquired to the holders entitled thereto by an increase in the numbers of GDSs corresponding to the Master GDS (as defined in the deposit agreement) or an issue of certificates in definitive registered form in respect of GDSs, according to the manner in which the holders hold their GDSs; or

(2)	if and to the extent that the depositary shall at its discretion, deem it to be lawful and reasonably practicable, the depositary will distribute such rights to the holders entitled thereto in such manner as the depositary may at its discretion determine; or

(3)	if and to the extent that the depositary deems any such arrangement and distribution as is referred to in paragraphs (1) and (2) above to all or any holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that we, the Custodian (as defined in the deposit agreement) or the depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the depositary will, provided that holders have not taken up rights through the depositary as provided in (1) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) and distribute the net proceeds of such sale as a cash distribution pursuant to the deposit agreement to the holders entitled thereto. If the depositary is unable to sell such rights, it will allow such rights to lapse.

     We have agreed in the deposit agreement that we will, unless prohibited by applicable law or regulation, give our consent to, and if requested use all reasonable endeavors (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the depositary or the holders, as the case may be, pursuant to certain provisions of the deposit agreement (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

     If we notify the depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under certain provisions of the deposit agreement or the securities to which such rights relate in order for us to offer such rights or distribute such securities or other property to the GDS holders or owners of GDSs and to sell the securities corresponding to such rights, the depositary will not offer such rights or distribute such securities or other property to the GDS holders or sell such securities unless and until we procure the receipt by the depositary of an opinion from counsel reasonably satisfactory to the depositary and us that a registration statement is in effect or that the offering and sale of such rights or securities to such GDS holders or owners of GDSs are exempt from registration under the provisions of such law. Neither we nor the depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

     If at the time of the offering of any rights, at its discretion, the depositary shall be satisfied that it is not lawful or reasonably practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (1), (2) and (3) above, the depositary shall permit the rights to lapse. The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to GDS holders or owners of GDSs in general or to any GDS holder or owner of a GDS or GDS holders or owners of GDSs in particular.

     See “Item 3. Key Information — D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — The rights of holders of our ADSs and GDSs to participate in our rights offerings may be limited, which may cause dilution to their holdings”.

Voting Rights of GDS Holders

     GDS holders may direct the exercise of voting rights with respect to the our common shares represented by GDSs only in accordance with the provisions of the deposit agreement and applicable ROC law. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — ADS and GDS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs and GDSs”. If a GDS holder wishes to withdraw its common shares, the GDS holder must appoint a local agent and open a securities trading account with a local brokerage firm. Even if the GDS holder does all this, however, the GDS holder might not know about the meeting early enough in advance to withdraw the shares or the GDS holder may not have enough time to register the common shares for voting purposes before the shareholder register is closed. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Meetings of Shareholders” and “— Register of Shareholders and Record Dates”.

     Except as described below, GDS holders will not be able to exercise voting rights attaching to our common shares represented by the GDSs on an individual basis. According to the ROC Company Law, a shareholder’s voting rights attaching to shareholdings in a ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by GDSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of GDSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

     In the deposit agreement, GDS holders appointed the depositary as their representative to exercise the voting rights with respect to the common shares represented by their GDSs.

     We will provide the depositary with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings. These materials will contain an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary will also mail to GDS holders a voting instruction form. In order to be valid, the holder of GDSs must complete, sign and return to the depositary the voting instruction form by a date specified by the depositary. The number of directors or supervisors to be elected may change after the depositary has mailed the voting instruction form to GDS holders. If a change were to occur, the depositary would be unable to follow each GDS holder’s exact voting instructions and may calculate such GDS holder’s votes according to procedures not inconsistent with the provisions of the deposit agreement.

     We cannot assure GDS holders that they will receive the materials in time to ensure that they can instruct the depositary to vote the common shares represented by their GDSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions if such act or failure to act is in good faith. This means that GDS holders may not be able to exercise their right to vote and there may be nothing GDS holders can do if the common shares represented by their GDSs are not voted as they requested.

     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the GDSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify the instructions to our president, or if he is no longer an officer or director of our company, then the Chairman of our board of directors (the “designated representative”), or such person as he may designate. The depositary will appoint the president or his designated person to serve as the GDS holders’ designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the common shares represented by GDSs in the manner so instructed.

     If, for any reason (other than failure by us to supply the notice of the shareholders’ meeting to the depositary within the requisite time period provided in the deposit agreement), the depositary has not by the date specified by it received instructions from persons together holding at least 51% of all the GDSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for a meeting (other than the election of directors or supervisors), then GDS holders will be deemed to have instructed the depositary or its nominee to authorize and appoint the designated representative as the GDS holders’ representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the common shares represented by all GDSs as the designated representative deems appropriate with respect to the resolution or resolutions, which may not be in the best interests of GDS holders. However, no authorization will be given with respect to any matter as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will not vote at the relevant meeting. The depositary will, however, take such action as is necessary to cause all the common shares represented by GDSs to be counted for the purpose of satisfying applicable quorum requirements.

     The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from GDS holders and appoint the designated representative as the GDS holders’ representative and that of the depositary’s or its nominee to attend any meeting and vote the common shares represented by GDSs as to which the depositary has received instructions from GDS holders for the election of directors and supervisors, subject to any restrictions imposed by ROC law and our articles of incorporation. If, by the date specified by the depositary, GDS holders have not delivered instructions to the depositary, GDS holders will be deemed to have instructed the depositary to authorize and appoint the designated representative as the GDS holders’ representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the common shares represented by GDSs as to which the depositary has not received instructions from GDS holders for the election of directors and supervisors, which may not be in the best interests of GDS holders. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those common shares represented by the GDSs as to which it has received instructions from GDS holders for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any common shares represented by GDSs, as to which the depositary has not received instructions from GDS holders for the election of directors any supervisors but will take such action as is necessary to cause all the common shares represented by GDSs to be counted for the purpose of satisfying applicable quorum requirements.

     By continuing to hold GDSs, GDS holders will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions maybe amended from time to time.

D.	Exchange Controls

Foreign Exchange

     Set forth below are the period-end noon buying rates in effect between the NT dollar and the U.S. dollar, expressed in NT dollars per U.S. dollar, for the periods indicated.

Period-End	NT$ per US$1.00
1998:	32.27
1999:	31.39
2000:	33.17
2001:
First Quarter	32.85
Second Quarter	34.48
Third Quarter	34.56
Fourth Quarter	35.00
2002:
First Quarter	35.00
Second Quarter	33.46
Third Quarter	34.92
Fourth Quarter	34.70
2003:
First Quarter	34.72
Second Quarter	34.61
Third Quarter	33.78
Fourth Quarter	33.99
2004
January	33.39
February	33.28
March	33.00
April	33.27
May	33.36
June (through June 23)	33.79

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

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

     Aside from trade-related foreign exchange transactions, a Taiwan company and a resident individual may, without foreign exchange approval, remit to and from Taiwan foreign currencies of up to US$50 million, or its equivalent, and US$5 million, or its equivalent, each calendar year. Furthermore, any remittance of foreign currency into Taiwan by a Taiwan company or a resident individual in a year will be offset by the amount remitted out of Taiwan by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. In addition, all private enterprises are required to register all medium and long-term foreign debt with the Central Bank of China.

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

ROC Taxation

General

     The following summary addresses the principal ROC tax consequences of the ownership and disposition of common shares, ADSs or GDSs to a nonresident individual or non-resident entity that holds such common shares or ADSs (a “Non-ROC Holder”). As used in the preceding sentence, a “non-resident individual” (a “Non-ROC Individual”) is a foreign national individual who is not physically present in the ROC for 183 days or more during any calendar year in which he or she owns common shares, ADSs or GDSs and a “non-resident entity” (a “Non-ROC Entity”) is a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and does not have a fixed place of business or other permanent establishment in the ROC.

     ADS and GDS HOLDERS AND COMMON SHARE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF OWNING THE ADSs, GDSs OR COMMON SHARES IN TAIWAN AND ANY OTHER RELEVANT TAXING JURISDICTION TO WHICH THEY ARE SUBJECT.

ADSs and GDSs

     Dividends. Dividends, whether in cash or stock declared by us out of retained earnings and distributed to a Non- ROC Holder in respect of our shares represented by ADSs and GDSs are subject to ROC withholding tax, currently at a rate of 20% on the amount of the distribution, in the case of cash dividends, or on the par value of the distributed shares, in the case of stock dividends. The Depositary may dispose of a portion of the dividends to pay such tax. Distributions of stock dividends out of capital reserves are not subject to ROC withholding tax.

     Sale . Transfers of ADSs and GDSs are not subject to ROC securities transaction tax. Gains on sale of ADSs and GDSs are not subject to ROC income tax.

Common Shares

     Dividends. Dividends (whether in cash or stock) declared by us out of retained earnings and distributed to a Non-ROC Holder in respect of common shares are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the par value of the common shares (in the case of stock dividends).

     Distributions of stock dividends declared by us out of capital reserves are not subject to ROC withholding tax.

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

Inheritance Tax and Gift Tax

     ROC inheritance tax is payable on any property situated within the ROC of a deceased Non-ROC Individual, and ROC gift tax is payable on any property situated within the ROC donated by such person. Inheritance tax is payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC inheritance and gift tax law, bonds and shares issued by ROC companies are deemed situated within the ROC irrespective of the location of the owner. It is unclear whether a holder of ADSs or GDSs will be considered to own common shares for this purpose.

Tax Treaties

     The United States does not have an income tax treaty with the ROC. At present, the ROC has income tax treaties with Australia, Gambia, Indonesia, Malaysia, Macedonia, the Netherlands, New Zealand, Singapore, South Africa, Swaziland,

United Kingdom and Vietnam which limit the rate of withholding tax on dividends or interest paid with respect to shares or bonds in ROC companies to residents of these countries. It is unclear whether a Non-ROC Holder will be considered to own common shares for the purposes of such income tax treaties. Accordingly, holders of common shares who are otherwise entitled to the benefits of the relevant income tax treaty should consult their own tax advisors concerning their eligibility for benefits under the treaty with respect to the common shares.

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

United States Federal Income Taxation

General

     The following discussion addresses the principal United States federal income tax consequences to United States Holders, as defined below, of purchasing, owning and disposing of ADSs, GDSs or common shares, but it does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to a decision to purchase, own, or dispose of the ADSs, GDSs or common shares and does not address the tax treatment under applicable state or local tax laws or the laws of any jurisdiction other than the United States. The following discussion only applies to United States Holders (as defined below) that:

•	own ADSs, GDSs or common shares as capital assets; and

•	actually and constructively own less than 10% of our voting stock.

     In particular, this discussion does not address special United States federal income tax situations, such as the consequences applicable to persons who are subject to special treatment because they are:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt organizations;

•	persons liable for alternative minimum tax;

•	persons who hold ADSs, GDSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	persons who are citizens or residents of a possession or territory of the United States;

•	persons who hold ADSs, GDSs or common shares pursuant to certain retirement plans;

•	persons who receive ADSs, GDSs or common shares as compensation for services;

•	persons whose “functional currency” is not the U.S. dollar; or

•	partners in a partnership that holds ADSs, GDSs or common shares.

     The following discussion of United States federal income tax matters is based:

•	on the federal income tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements and Treasury regulations, changes to any of which after the date of this annual report could apply on a retroactive basis and affect the tax consequences described in this annual report;

•	in part, on representations by the depositary, and assumes that each obligation under the applicable deposit agreement and any related agreements will be performed in accordance with their terms; and

•	in part, on certain representations made by us with respect to the nature of our past, present and future income and assets.

     As used in this discussion, the term “United States Holder” means a Beneficial owner of ADSs, GDSs or common shares that is:

•	an individual who is a citizen or resident (as defined below) of the United States;

•	a corporation organized under the laws of the United States or any State or the District of Columbia (“U.S. Corporation”);

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     If a partnership holds our ADSs, GDSs or common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. We encourage any such partners to consult their own tax advisor.

     A “ resident ” of the United States generally includes an individual that (i) is lawfully admitted for permanent residence in the United States; (ii) is present in the United States for 183 days or more during a calendar year; or (iii)(a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a three-year period ending with such calendar year, and (c) does not have a closer connection to a “tax home” that is located outside the United States.

     A “ Non-United States Holder ” is any Beneficial owner of ADSs, GDSs or common shares that is not a United States Holder as defined above.

     HOLDERS OF ADSs, GDSs OR COMMON SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs, GDSs OR COMMON SHARES, INCLUDING PARTICULARLY THE POSSIBLE IMPLICATIONS OF THE PASSIVE FOREIGN INVESTMENT COMPANY RULES DISCUSSED BELOW AS WELL AS THE EFFECT OF ANY STATE OR LOCAL TAX LAWS OR THE LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.

ADSs, GDSs and Common Shares

     For United States federal income tax purposes, a United States Holder will be treated as the Beneficial owner of the common shares underlying its ADSs and GDSs and exchanges of common shares for ADSs or GDSs, and ADSs and GDSs for common shares, will not be subject to United States federal income tax.

     Taxation of Dividends. Subject to the discussion under “— Passive Foreign Investment Company Status” below, distributions, other than certain pro rata distributions of common shares and rights to acquire common shares discussed below, in respect of common shares to United States Holders, including the amount of any ROC tax withheld, will constitute foreign source dividend income for United States federal income tax purposes to the extent these distributions are made from our current or accumulated earnings and profits, as determined in accordance with United States federal income tax principles. Dividend distributions in respect of ADSs and GDSs, other than certain pro rata distributions of common shares and rights to acquire common shares discussed below, including the amount of any ROC tax withheld, will generally constitute partly foreign source and partly United States source dividend income. These dividends will not be eligible for the dividends received deduction otherwise allowed to U.S. Corporations. Such dividend income will be includable in the gross income of a United States Holder as ordinary income on the day it is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs and GDSs. A non-corporate United States Holder of ADSs and GDSs will generally be eligible for reduced rates of tax (i.e., the rates applicable to net long-term capital gain, which are 5% and 15%) with respect to dividends on ADSs and GDSs under section 1(h) of the Code if the United States Holder has held the ADSs or GDSs for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date. For the purpose of determining the holding period, no account is taken of days on which the holder’s risk of loss with respect to the ADSs or GDSs is diminished by virtue of various hedging strategies described in section 246(c) of the Code. To the extent, if any, that the amount of any distribution of this type exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a tax-free return of the United States Holder’s tax basis in its ADSs and GDSs and common shares, and then, to the extent that any distribution of this type is in excess of the United States Holder’s tax basis, as capital gain. Any such distributions in excess of our current and accumulated earnings and profits will not give rise to foreign source income, and a United States Holder will not be able to use the foreign tax credit arising from any ROC withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. The amount of any cash distribution paid in NT dollars will generally equal the U.S. dollar value of the NT dollar distribution, including the amount of any ROC tax withheld, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs and GDSs, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the NT dollars received are not converted into U.S. dollars on the date of receipt, a United States Holder will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Generally, gain or loss, if any, realized on a subsequent conversion or other disposition of the NT dollars will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

     Subject to specified limitations, including holding period requirements, ROC taxes withheld from dividend distributions maybe eligible for credit against the United States Holder’s United States federal income taxes or, at the United States Holder’s option, for deduction from United States taxable income. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will generally be “passive” income or, in the case of certain United States Holders, “ financial services” income. Due to the complexity of the rules governing foreign tax credits, we encourage United States Holders of ADSs, GDSs and common shares to consult their own tax advisors concerning the availability of foreign tax credits under their particular circumstances. Certain distributions of common shares and rights to acquire common shares that are made on a pro rata basis to our stockholders, including holders of ADSs and GDSs, will not be subject to United States federal income tax. Accordingly, any distributions of this type will not give rise to United States federal income tax against which ROC tax withheld with respect to the distribution, if any, maybe credited. Any ROC tax of this kind generally will be creditable only against a United States Holder’s United States federal income tax liability with respect to “general limitation income” and not “passive income” or “ financial services income.” The basis of any common shares or rights to acquire common shares received pro rata in a tax-free distribution by United States Holders will be determined by allocating the United States Holder’s basis in his existing common shares or rights to acquire common shares between the existing common shares or rights to acquire common shares and the newly issued common shares or rights to acquire common shares in proportion to their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (i) the fair market value of the rights is less than 15% of the fair market value of the existing common shares at the time of distribution (unless the United States Holder makes an election to allocate the basis in his existing common shares as described above) or (ii) the rights are not exercised and thus expire.

     Sale or Other Disposition of Common Shares, ADSs and GDSs. Subject to the discussion under “— Passive Foreign Investment Company Status” below, a United States Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of ADSs, GDSs or common shares in an amount equal to the difference between the United States Holder’s adjusted basis in the ADSs, GDSs or common shares and the amount realized on the disposition. This capital gain or loss will be long-term capital gain or loss if the United States Holder has held the ADSs, GDSs or common shares for more than one year at the time of the sale or exchange. The holding period of the ADSs, GDSs or common shares will include the holding period of bonds converted into such ADSs or common shares. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum rate of 15% in respect of property held for more than one year. For corporate United States Holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations for both corporate and non-corporate United States Holders. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss. United States Holders should note that any ROC securities transaction taxes imposed on a sale may not be eligible for credit and may not be eligible for deduction against the United States Holder’s United States federal income taxes. In the event that any ROC securities taxes are not eligible for deduction, however the amount of any such taxes will reduce the amount realized by the United States Holder upon the disposition of the common shares, ADSs or GDSs.

Passive Foreign Investment Company Status

     Certain adverse United States federal income tax rules apply to United States persons who are holders of equity interests in a corporation classified as a “passive foreign investment company” (“PFIC”). Based on current and projected financial data, we believe that we will not currently be treated as a PFIC for United States federal income tax purposes and we do not expect to become one in the future, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and the composition and valuation of our assets. In general, we will be a PFIC with respect to a United States Holder if, for any taxable year in which the United States Holder holds ADSs, GDSs or common shares, after the application of certain “look through” rules to the assets and income of 25% or greater owned subsidiaries, either:

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

     If we are treated as a PFIC, a United States Holder will be subject to taxation under one of three alternative tax regimes. Under the first regime, a United States Holder that does not make a qualified electing fund election or a mark-to-market election, as described below, would be subject to special, generally unfavorable, rules with respect to:

•	any gain realized on the sale or other disposition of ADSs, GDSs or common shares; and

•	any “excess distribution” by us to the United States Holder.

     Generally, “excess distributions” are any distributions to the United States Holder in respect of the ADSs, GDSs or common shares during a single taxable year that are greater than 125% of the average annual distributions received by the United States Holder in respect of the ADSs, GDSs or common shares during the three preceding taxable years or, if shorter, the United States Holder’s holding period for the ADSs, GDSs or the common shares (which would include the holding period of bonds converted into such ADSs or common shares).

     Under the PFIC rules, if no special election is made:

•	the gain or excess distribution would be allocated ratably over the United States Holder’s holding period;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge, which maybe nondeductible in the case of United States Holders that are individuals, generally applicable to underpayments of tax would be imposed in respect of the deferred tax attributable to each such year.

     Under the second regime, a United States Holder actually or constructively owning “marketable stock” (within the meaning of the Code and regulations promulgated thereunder) of a PFIC maybe able to avoid the imposition of the PFIC tax rules described above by making a mark-to-market election. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges that meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. The common shares are listed on the Taiwan Stock Exchange, existing ADSs are listed on Nasdaq and existing GDSs are listed on the Luxembourg Stock Exchange and also quoted on the International Order Book of the London Stock Exchange plc. Nasdaq is a qualified exchange for purposes of “marketable stock” and the mark-to-market election, but the Taiwan Stock Exchange and the Luxembourg Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. In addition, both the ADSs listed on Nasdaq, the GDSs listed on the Luxembourg Stock Exchange and the common shares listed on the Taiwan Stock Exchange would need to be regularly traded on such exchanges in order for the ADSs, GDSs and common shares to be potentially eligible for the mark-to-market election.

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

United States Federal Income Taxation of Non-United States Holders

     Subject to the discussion of United States backup withholding tax below, a Non-United States Holder of ADSs, GDSs or common shares will not be subject to United States federal income or withholding tax on distributions on a common share, ADS or GDS or gains realized on the sale of ADSs, GDSs or common shares, provided that (i) such income items are not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States (or, in the case where a Non-United States Holder is eligible for the benefits of an income tax treaty with the United States, the Non-United States Holder does not have a permanent establishment or fixed place of business in the United States to which such income is attributable), (ii) the Non-United States Holder is not or was not present in or does not have or did not have a permanent establishment or fixed place of business in the United States, (iii) there has not been a present or former connection between the Non-United States Holder and the United States, including, without limitation, such Non-United States Holder’s status as a citizen or former citizen, or resident or former resident, of the United States, and (iv) in case of a gain from the sale or disposition of ADSs, GDSs or common shares by an individual, the Non-United States Holder is not present in the United States for 183 days or more during the taxable year of the sale. Where a Non-United States Holder that is also a corporation for United States federal income tax purposes is subject to United States federal income tax in respect of such items of income in the same manner as a United States Holder, such items of income, net of United States federal corporate income taxes, may also be subject to an additional “branch profits tax” of 30% (or such lower rate as maybe specified by a tax treaty for whose benefits the Non-United States Holder corporation is eligible).

United States Backup Withholding Tax and Information Reporting

     Payments made by a paying agent within the United States to the United States Holders other than corporations and other exempt recipients in respect of the ADSs, GDSs or common shares maybe subject to information reporting to the United

States Internal Revenue Service. A backup withholding tax on amounts received will apply to those payments if a non-exempt United States Holder fails to provide certain identifying information, such as the holder’s taxpayer identification number, and to comply with certain other requirements concerning backup withholding. This backup withholding rate was 30% for payments made in 2003, but has been reduced to 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter. Non-United States Holders maybe required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

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

     We are required to file reports and other information with the SEC under the provisions of the U.S. Securities Exchange Act of 1934 which apply to foreign private issuers. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC. We do not intend to file any other reports, including interim reports on Form 10-Q. These reports and other information filed, submitted or to be submitted by us can be inspected and copied at the public reference facilities maintained by the SEC at

Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D. C. 20549

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

I.	Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

     For the purposes of compiling the respective tables, the following rates have been used:

•	The exchange rates for Japanese yen as at December 31, 2003 is based on the official exchange rate as determined by the Bank of Taiwan, being NT$0.3178 = JPY1.00.

•	The exchange rates for U.S. dollars as at December 31, 2003 is based on the official exchange rate as determined by the Bank of Taiwan being NT$33.97 = US$1.00.

•	Interest rates are derived from the prevailing interest rate swap market in the respective currencies as at December 31, 2003.

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

Principal (notional) amount by expected maturity for non-trading purposes

	Expected Maturity
	January 1,	January 1,	January 1,	January 1,	January 1,
	2004 to	2005 to	2006 to	2007 to	2008 to			Fair value
	December 31,	December 31,	December 31,	December 31,	December 31,			December 31,
	2004	2005	2006	2007	2008	Thereafter	Total(2)(3)	2003
	(Amount in thousands of NT$, except interest rates)
Rate sensitive assets
Cash
Variable rate	2,333,732						2,333,732	2,333,732
Average interest rate	0.0954%
Fixed rate	10,363,039						10,363,039	10,363,039
Average interest rate	1.1184%
Others	36,052						36,052	36,052
Rate sensitive liabilities
Long term debt
Unsecured 0.5% convertible debentures due 2007(1)	6,170,381						6,170,381	6,268,335
Zero coupon convertible debentures due 2007(2)		792,915					792,915	790,977
Zero coupon convertible debentures due 2008(3)	2,653,057	411,191					3,064,248	3,064,248
US$ debt
Variable rate	1,140,033	33,970					1,174,003	1,174,003
Average interest rate	1.90%	1.90%
NT$ debt
Fixed rate			3,000,000				3,000,000	3,107,345
Average interest rate			3.30%
Variable rate	566,826	1,497,666	1,394,186	1,264,986	1,250,386	1,683,482	7,657,530	7,657,530
Average interest rate	3.07%	3.07%	3.07%	3.07%	3.07%	3.07%

(1)	In February 2002, we issued US$169.2 million aggregate principal amount of our unsecured 0.5% convertible debentures due 2007.

(2)	In December 2002, we issued zero coupon convertible debentures in the amount of NT$3.2 billion due 2007.

(3)	In February 2003, we issued zero coupon convertible debentures in the amount of US$80 million due in 2008. In March 2003, we issued the over-allotment in the amount of US$10 million due in 2008.

Foreign Currencies

     A significant portion of our revenues are denominated in currencies other than the NT dollar. As of December 31, 2003, most of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the NT dollar, primarily in U.S. dollars and Japanese yen. In addition, as of December 31, 2003, most of our long-term debts were in U.S. dollars, including the long-term debentures. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments to hedge our currency exposure. These hedging transactions are designed to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for these contracts on a hedge accounting basis.

     Most of our sales are denominated in U.S. dollars and Japanese yen and our debts are in U.S. dollars. An appreciation of the Japanese yen against the NT dollar would result in a foreign exchange gain to us from our underlying sales. However, a depreciation of the Japanese yen against the NT dollar would result in a foreign exchange loss to us. Conversely, an appreciation of the U.S. dollar against the NT dollar would result in a foreign exchange loss to us, while a depreciation of the U.S. dollar against the NT dollar would result in a foreign exchange gain to us. To reduce the foreign exchange loss from a depreciation of Japanese yen, we entered into foreign exchange option contracts.

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

     The table below presents our assets and liabilities denominated in currencies other than the NT dollar functional currency and the outstanding forward foreign exchange, cross currency interest rate swap and option contracts as of December 31, 2003 by expected year of maturity.

	Expected Maturity
	January 1,	January 1,	January 1,	January 1,	January 1,
	2004 to	2005 to	2006 to	2007 to	2008 to			Fair value
	December 31,	December 31,	December 31,	December 31,	December 31,			December 31,
	2004	2005	2006	2007	2008	Thereafter	Total	2003
				(NT$ in thousands)
Liabilities denominated in foreign currencies
US$(1)	11,411,563	770,233					12,181,797
Financial instruments (with barrier)
Sell JPY/Buy US$								2,552
Sell JPY	507,686						507,686
Buy USD	509,550						509,550
Average strike price	@106.50
Financial instruments (no barrier)
Sell JPY/Buy US$								(7,391)
Sell JPY	761,528						761,528
Buy USD	764,325						764,325
Average strike price	@106.50

(1)	In February 2002, we issued US$169.2 million aggregate principal amount of our unsecured 0.5% convertible debentures due 2007. In 2003, we issued US$90 million aggregate principal amount of our zero coupon convertible debentures due 2008.

Market Price Sensitivity Analysis

Equity Contract

     On May 5, 1998, we issued zero coupon convertible debentures amounting to US$150 million, which were privately placed with a financial institution. One of our wholly owned subsidiaries subsequently entered into a call option contract with the financial institution, with the underlying reference being the convertible debentures. The terms of the contract provided that the notional amount of US$150 million is divided into fifteen options and our subsidiary is entitled to exercise the options separately, at the discretion of the subsidiary during the life of the contract, but at a minimum number of two. We simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen into New Taiwan dollars and New Taiwan dollars into United States dollars. Subsequently, the option contract and the currency swaps were combined into one contract. The subsidiary exercised two options and five options on January 22, 2000 and June 26, 2000, respectively. As of December 31, 2002, the outstanding portion of this compound derivative contract had a negative fair value of US$14.5 million, and the carrying amount had a negative fair value of US$10.3 million. In May 2003, we settled the contract with respect to the remaining eight options by paying US$13.1 million.

     In June 2000, we entered into a contract with a financial institution for the settlement of five options relating to our zero coupon convertible debenture due 2003 and in connection with our stock appreciation rights plan, with the underlying reference being 47,727,535 of our common shares. The contract, as amended, expires on May 5, 2005. As of December 31, 2003, the remaining underlying reference was 53,253,964 of our common shares. Under the contract, if the share price is less than the predetermined contract price, we would pay the differences between the two amounts to the financial institution. The contract rate at which the contract is settled is based on US dollars, and our share price is converted into US dollars using prevailing NT dollars to US dollars exchange rates in order to determine the settlement amount. The predetermined contract price was US$1.37 per share. As of December 31, 2003, our share price of NT$7.92 per share converted into US dollars at the then prevailing rate of US$1=NT$33.97 was US$0.23 per share. The carrying amount of this contract as of December 31, 2003 was a loss of US$60.3 million (NT$2,050 million) while the fair value was a loss of US$60.7 million (NT$2,062 million). In April 2003, when we previously extended this contract to May 2004, we recorded the additional obligation on a ROC GAAP basis in the amount of NT$719 million based on market price of the underlying shares of NT$9.5 per share at that time. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Equity Derivative Contracts” and notes 19 and 20 to our consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 included in this annual report.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

     As of December 31, 2003, we were not in default in the payment of principal or interest to any of our lenders.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2003, although we are constantly engaged in the process of improving these controls and procedures.

     During 2003, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     We have not appointed an audit committee as of the date of this annual report.

Item 16B. Code of Ethics

     On June 2, 2004, we adopted a Code of Business Conduct and Ethics for our employees, including our chief executive officer, associate vice president of finance center who acts as our chief accounting officer and other persons performing similar functions.

     We will provide to any person without charge, upon request, a copy of our Code of Business Conduct and Ethics. Any request should be made to our Investor Relations Department at No. 16 Li-Hsin Road, Science Park, Hsinchu, Taiwan, Republic of China.

Item 16C. Principal Accountant Fees and Services

     The table below summarizes the fees that we were billed for services provided by Diwan, Ernst & Young and its affiliates for the years ended December 31, 2002 and 2003.

	2002	2003
	(in thousands of NT$)
Audit fees	11,596	14,971
Audit-related fees	398	3,770
Tax fees	3,057	2,562
Others	2,189	1,005

Total	17,240	22,308

Audit-related Fees

     Services provided consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit fees.” The services for the fees disclosed under this category include royalty audits and review of certain regulatory filings with the ROC Securities and Futures Commission and other reviews in connection with ADS, GDS and convertible bond offerings.

Tax Fees

     This category consists of professional services for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

Others

     This category consists primarily of fees for non-audit and non-tax fees, such as annual report filing fees and business certification service fees.

Pre-Approval of Services

     Prior to forming an audit committee, our board of directors is responsible for the oversight of our independent accountants’ work. The policy of our board of directors is to pre-approve all audit and non-audit services provided by Diwan, Ernst & Young, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable. However, see “Item 6. Directors, Senior Management and Employees — C. Board Practices”.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

Item 17. Financial Statements

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-83 for year-end financial statements.

Item 19. Exhibits

Exhibit
Number	Description
2b.1
The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation)*.
8.1	List of subsidiaries of the Company*.
12.1	Certifications of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certifications of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certifications of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certifications of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1
Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(1).

14.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee(2).
14.3	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(3).
14.4	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(4).
14.5	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(5).
14.6	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II and Fab III Site(6).
14.7	Indenture, dated as of February 7, 2002, by and between the Company and The Bank of New York, as trustee(7).

Exhibit
Number	Description
14.8	Summary of terms and conditions of domestic convertible bonds issued December 12, 2002 (English summary)(8).
14.9
Deposit Agreement, dated as of April 5, 2004, among the Company, Citibank, N.A., as depositary, and Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt*.

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(2)	Incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(3)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(4)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Form 20-F filed with the Commission on July 1, 2002.

(8)	Incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

     We have audited the accompanying consolidated balance sheets of Macronix International Co., Ltd. as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macronix International Co., Ltd. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of China, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 20 to the consolidated financial statements).

     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for shares owned by subsidiaries as required by ROC Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock.”

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan, R.O.C.
April 5, 2004

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003
(Amounts in thousands except share and per share data)

		December 31,
ASSETS	Notes	2002	2003
		NT$	NT$	US$
Current assets
Cash and cash equivalents	3	7,394,361	10,648,514	313,284
Restricted investments-current	10	3,351,572	1,829,534	53,826
Short-term investments	4	1,185,324	849,436	24,991
Notes and accounts receivable (net)	5	2,619,259	2,769,652	81,484
Receivables from related parties	15	90,934	58,264	1,714
Inventories (net)	6	5,140,820	4,094,890	120,473
Deferred income taxes (net)	14	495,112	104,812	3,083
Prepaid expenses		647,807	420,381	12,368
Others		375,425	226,498	6,664

Total current assets		21,300,614	21,001,981	617,887

Property, plant and equipment	10,16
Land		1,354,931	1,337,942	39,363
Buildings		18,315,334	23,554,857	692,994
Production equipment		42,937,505	45,315,031	1,333,187
Research and development equipment		1,518,588	1,901,837	55,953
Office furniture and equipment		940,814	968,713	28,500
Leased equipment		1,750,658	1,750,658	51,505
Construction in progress and prepaid equipment		7,534,791	423,336	12,455

Total property, plant and equipment		74,352,621	75,252,374	2,213,957
Less: Accumulated depreciation		(34,323,303)	(42,652,848)	(1,254,865)

Net property, plant and equipment		40,029,318	32,599,526	959,092
Deferred income taxes (net)	14	1,451,245	1,793,402	52,763
Intangible assets (net)		1,051,228	931,506	27,405
Long-term equity investments	7	1,827,089	3,056,722	89,930
Restricted investments-non-current	10	260,625	254,775	7,496
Refundable deposits		1,589,478	1,529,464	44,997
Other assets		610,464	254,377	7,484

Total assets		68,120,061	61,421,753	1,807,054

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS — (continued)

December 31, 2002 and 2003
(Amounts in thousands except share and per share data)

		December 31,
LIABILITIES & SHAREHOLDERS’ EQUITY	Notes	2002	2003
		NT$	NT$	US$
Current liabilities
Short-term debts	8	2,159,151	2,748,446	80,860
Current portion of capital lease obligations	9	625,989	633,444	18,636
Current portion of long-term debts	10	8,721,428	10,530,297	309,806
Notes and accounts payable		1,385,826	1,955,297	57,526
Payables to related parties	15	156,809	103,570	3,047
Payables to equipment suppliers		1,551,915	541,755	15,939
Accrued expenses		3,016,253	3,433,172	101,005
Income taxes payable	14	304,444	220,926	6,500
Others		434,991	53,053	1,561

Total current liabilities		18,356,806	20,219,960	594,880

Long-term liabilities
Capital lease obligations, less current portion	9	980,525	325,073	9,564
Long-term debts, less current portion	10	18,358,201	11,328,780	333,297
Accrued pension cost	11	105,194	191,763	5,642
Other liabilities		104,253	143	4
Minority interest		788	108,500	3,192

Total liabilities		37,905,767	32,174,219	946,579

Commitments and contingencies	16
Shareholders’ equity	12
Common shares NT$10 par value, authorized 5,350,000,000 and 6,550,000,000 shares as of December 31, 2002 and 2003, and issued 3,691,276,875 and 4,402,758,305 shares as of December 31, 2002 and 2003, respectively.		36,912,769	44,027,583	1,295,310
Common stock to be registered		—	274,936	8,089
Additional paid-in capital		2,630,621	—	—
Capital reserve		356	7,931	234
Legal reserve		1,708,689	—	—
Special reserve		378,657	—	—
Accumulated deficits		(9,469,175)	(14,062,333)	(413,720)
Unrealized losses on long-term investments		(979,081)	(1,859)	(55)
Cumulative translation adjustments		219,894	189,712	5,581
Treasury stock	13	(1,188,436)	(1,188,436)	(34,964)

Total shareholders’ equity		30,214,294	29,247,534	860,475

Total liabilities and shareholders’ equity		68,120,061	61,421,753	1,807,054

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001, 2002 and 2003
(Amounts in thousands except share and per share data)

		For the year ended December 31,
	Notes	2001	2002	2003
		NT$	NT$	NT$	US$
Sales revenue		22,036,281	16,647,525	18,058,229	531,281
Less: Sales returns		(208,920)	(42,650)	(313,544)	(9,225)
Sales discounts		(80,131)	(112,411)	(32,498)	(956)

Net sales revenue		21,747,230	16,492,464	17,712,187	521,100
Cost of goods sold		(11,674,103)	(17,104,860)	(20,656,731)	(607,730)

Gross profit (loss)		10,073,127	(612,396)	(2,944,544)	(86,630)
Less: Unrealized profit		—	(2,895)	2,895	85

Realized gross profit (loss)		10,073,127	(615,291)	(2,941,649)	(86,545)

Operating expenses
Selling expenses		(611,406)	(567,660)	(560,660)	(16,495)
Administrative expenses		(2,120,718)	(1,838,025)	(1,443,449)	(42,467)
Research and development expenses		(3,825,049)	(3,805,742)	(2,738,231)	(80,560)

Total operating expenses		(6,557,173)	(6,211,427)	(4,742,340)	(139,522)

Operating income (loss)		3,515,954	(6,826,718)	(7,683,989)	(226,067)

Non-operating income
Research and development subsidies		1,389	2,286	5,125	151
Interest income		495,611	216,937	103,847	3,055
Foreign exchange gain		453,965	—	375,087	11,035
Gain on disposal of property, plant and equipment		21,284	252	308	9
Gain on disposal of long-term investments		—	27,791	63,565	1,870
Net gain on short-term investments		75,582	—	43,591	1,283
Reversal of inventory loss provision		—	—	1,185,227	34,870
Others		308,108	218,622	99,834	2,937

Total other income		1,355,939	465,888	1,876,584	55,210

Non-operating expenses
Interest expense		(1,173,312)	(1,237,902)	(1,077,898)	(31,712)
Foreign exchange losses		—	(321,266)	—	—
Inventory loss provision		(2,586,505)	(2,929,284)	—	—
Loss on disposal of property, plant and equipment		(7,262)	—	—	—
Net loss from equity investment		(395,088)	(141,077)	(87,219)	(2,566)
Net investment loss		(384,438)	(273,865)	(737,382)	(21,694)
Loss on allowance for prepaid expenses		—	—	(334,971)	(9,855)
Others		(248,273)	(72,897)	(132,162)	(3,888)

Total other expenses		(4,794,878)	(4,976,291)	(2,369,632)	(69,715)

Income (loss) before taxes and minority interest		77,015	(11,337,121)	(8,177,037)	(240,572)
Income tax expense	14	(943,495)	(19,898)	(21,027)	(619)

Income (loss) before minority interest		(866,480)	(11,357,019)	(8,198,064)	(241,191)
Minority interest loss		—	356	319	10

Net income (loss)		(866,480)	(11,356,663)	(8,197,745)	(241,181)

Earnings Per Common Share:	2
Net income (loss) per common share — basic		(NT$0.23)	(NT$3.10)	(NT$2.13)	(US$0.06)

Net income (loss) per common share — diluted		(NT$0.23)	(NT$3.10)	(NT$2.13)	(US$0.06)

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock	2
Net loss			(11,426,697)	(8,222,374)	(241,906)

Net loss per common share — basic			(NT$3.11)	(NT$2.13)	(US$0.06)

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001, 2002 and 2003
(Amounts in thousands except share and per share data)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	(866,480)	(11,356,663)	(8,197,745)	(241,181)
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Depreciation	7,443,341	8,107,296	8,614,734	253,449
Amortization	562,415	634,805	672,277	19,779
Depreciation and market-value decline on idle assets	—	—	91,530	2,693
Loss on allowance for prepaid expenses	—	—	334,971	9,855
Deferred income taxes	849,259	9,058	48,143	1,416
Gain on disposal of long-term investments	—	(27,791)	(63,565)	(1,870)
Net loss (net gain) on short-term investments	(6,446)	4,631	(43,591)	(1,283)
Allowance (reversal of allowance) for bad debts	9,431	14,918	(33,059)	(973)
Inventory provision (reversal)	2,586,505	2,929,284	(1,185,227)	(34,870)
Net loss from equity investment	395,088	141,077	87,219	2,566
Write off on long term investments	384,438	—	—	—
Net gain (loss) on disposal of property, plant and equipment	(14,022)	(252)	(308)	(9)
Net changes in operating assets and liabilities
Notes and accounts receivable	3,025,761	(328,028)	(56,457)	(1,661)
Receivable from related parties	(20,076)	(77,858)	(12,137)	(357)
Inventories	(4,597,771)	(767,482)	2,268,453	66,739
Other current assets	130,454	156,736	135,347	3,982
Prepaid expenses	(163,946)	(44,670)	92,071	2,709
Notes and accounts payable	(555,561)	290,357	569,471	16,754
Payables to related parties	(172,956)	23,632	(53,239)	(1,566)
Accrued expenses	335,752	57,616	416,919	12,266
Income taxes payable	(294,655)	(99,519)	(83,518)	(2,457)
Other current liabilities	(196,083)	338,086	(381,938)	(11,237)
Other liabilities	(404)	—	—	—
Accrued pension cost	3,265	80,661	86,569	2,547
Interest payable of debentures	561,649	184,993	(989,775)	(29,119)

Net cash provided by operating activities	9,398,958	270,887	2,317,145	68,172

Cash flows from investing activities:
Decrease (increase) in restricted investments	182,000	(1,856,396)	1,527,888	44,951
Payments for purchase of marketable securities	(10,091,281)	(7,691,078)	(10,077,010)	(296,470)
Proceeds from disposal of marketable securities	9,164,765	7,661,859	10,455,091	307,593
Payments for purchase of other financial assets	—	—	(173,730)	(5,111)
Proceeds from disposal of other financial assets	—	—	173,730	5,111
Additions to long-term equity investments	(1,492,004)	(762,940)	(542,451)	(15,959)
Proceeds from disposals of long-term equity investments	3,038	—	124,113	3,651
Payments for purchase of property, plant and equipment	(9,432,281)	(8,433,728)	(2,616,208)	(76,970)
Proceeds from disposals of property, plant and equipment	92,658	6,023	6,979	205
Refundable deposits	(51,246)	(308,321)	60,014	1,766
Other assets	(353,985)	224,815	39,678	1,167
Additions to intangible assets	(635,249)	(436,686)	(235,463)	(6,927)
Proceeds from disposals of intangible assets	—	—	454	14
(Additions) deductions to other liabilities — refundable deposits	(1,721,801)	60	(5)	—

Net cash used in investing activities	(14,335,386)	(11,596,392)	(1,256,920)	(36,979)

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

For the years ended December 31, 2001, 2002 and 2003
(Amounts in thousands except share and per share data)

	For the years ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Proceeds from short-term debts	5,025,485	12,559,352	7,656,139	225,247
Repayments of short-term debts	(5,878,037)	(11,134,151)	(7,031,324)	(206,864)
Proceeds from short-term notes	2,600,000	4,630,000	300,000	8,826
Repayments of short-term notes	(2,600,000)	(4,630,000)	(300,000)	(8,826)
Proceeds from long-term debts and capital lease obligations	6,862,783	12,080,534	5,835,305	171,677
Repayments of long-term debts and capital lease obligations	(4,048,757)	(6,287,456)	(8,201,614)	(241,295)
Distribution of directors’ and supervisors’ remuneration	(190,148)	—	—	—
Common stock repurchased	—	(1,046,071)	—	—
Common stock issued	—	—	3,822,504	112,460
Minority interest	—	788	117,712	3,462

Net cash provided by financing activities	1,771,326	6,172,996	2,198,722	64,687

Effect of exchange rate changes on cash and cash equivalents	164,162	(14,084)	(4,794)	(141)

	(3,000,940)	(5,166,593)	3,254,153	95,739
Cash and cash equivalents at the beginning of the period	15,561,894	12,560,954	7,394,361	217,545

Cash and cash equivalents at the end of the period	12,560,954	7,394,361	10,648,514	313,284

Supplemental disclosures of cash flow information:
Interest paid during the period	1,157,978	1,176,317	998,922	29,389

Income tax paid during the period	568,013	152,985	35,064	1,032

Non-cash activities:
Current portion of long-term debts and capital lease obligations transferred to current liabilities	3,199,654	9,347,417	11,163,741	328,442

Payments for purchases of property, plant and equipment:
Payable to equipment suppliers (beginning balance)	1,364,891	1,010,363	1,551,915	45,658
Add: Purchases of property, plant and equipment	9,077,753	8,975,280	1,606,048	47,251
Less: Payable to equipment suppliers (ending balance)	(1,010,363)	(1,551,915)	(541,755)	(15,939)

Payments for purchases of property, plant and equipment	9,432,281	8,433,728	2,616,208	76,970

Convertible bonds converted to common stock and accumulated deficit	—	—	2,453,866	72,194

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2001, 2002 and 2003
(Amounts in thousands except share and per share data)

			Additional					Unrealized losses
	Common	Common stock	paid-in	Capital	Legal	Special	Retained earnings	on long-term	Translation	Treasury
	shares	to be registered	capital	reserve	reserve	reserve	(accumulated deficit)	investments	adjustments	stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of December 31, 2000	24,744,091	—	8,424,373	16,360	647,015	—	10,743,013	(107,300)	105,875	—	44,573,427
Appropriation and distribution of 2000 retained earnings:
Special reserve	—	—	—	—	—	1,425	(1,425)	—	—	—	—
Legal reserve	—	—	—	—	1,060,038	—	(1,060,038)	—	—	—	—
Stock dividends	8,849,335	—	(2,474,409)	—	—	—	(6,374,926)	—	—	—	—
Remuneration of directors and supervisors	—	—	—	—	—	—	(190,148)	—	—	—	(190,148)
Unrealized losses on long-term investments	—	—	—	—	—	—	—	(540,318)	—	—	(540,318)
Net loss, 2001	—	—	—	—	—	—	(866,480)	—	—	—	(866,480)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	167,144	—	167,144

Balance as of December 31, 2001	33,593,426	—	5,949,964	16,360	1,707,053	1,425	2,249,996	(647,618)	273,019	—	43,143,625
Appropriation and distribution of 2001 retained earnings:
Special reserve	—	—	—	—	—	377,232	(377,232)	—	—	—	—
Capital reserve	—	—	—	(16,360)	1,636	—	14,724	—	—	—	—
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Additional paid-in capital transferred to common stock (3,319,342,620 shares)	3,319,343	—	(3,319,343)	—	—	—	—	—	—	—	—
Adjustments of capital reserve from equity investees	—	—	—	356	—	—	—	—	—	—	356
Unrealized losses on long-term investments	—	—	—	—	—	—	—	(331,463)	—	—	(331,463)
Net loss, 2002	—	—	—	—	—	—	(11,356,663)	—	—	—	(11,356,663)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(53,125)	—	(53,125)
Common stock repurchased	—	—	—	—	—	—	—	—	—	(1,046,071)	(1,046,071)
Treasury stock owned by subsidiaries	—	—	—	—	—	—	—	—	—	(142,365)	(142,365)

Balance as of December 31, 2002	36,912,769	—	2,630,621	356	1,708,689	378,657	(9,469,175)	(979,081)	219,894	(1,188,436)	30,214,294
Additional paid-in capital used to cover accumulated deficits	—	—	(2,630,621)	—	—	—	2,630,621	—	—	—	—
Legal reserve used to cover accumulated deficits	—	—	—	—	(1,708,689)	—	1,708,689	—	—	—	—
Special reserve used to cover accumulated deficits	—	—	—	—	—	(378,657)	378,657	—	—	—	—
Stock issuance for cash	4,750,000	—	—	—	—	—	(927,496)	—	—	—	3,822,504
Conversion of convertible debentures	2,364,814	274,936	—	—	—	—	(185,884)	—	—	—	2,453,866
Adjustments of capital reserve from equity investees	—	—	—	7,575	—	—	—	—	—	—	7,575
Unrealized gains on long-term investments	—	—	—	—	—	—	—	977,222	—	—	977,222
Net loss, 2003	—	—	—	—	—	—	(8,197,745)	—	—	—	(8,197,745)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	(30,182)	—	(30,182)

Balance as of December 31, 2003	44,027,583	274,936	—	7,931	—	—	(14,062,333)	(1,859)	189,712	(1,188,436)	29,247,534

Balance as of December 31, 2003 (US$)	1,295,310	8,089	—	234	—	—	(413,720)	(55)	5,581	(34,964)	860,475

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share, per share, and percentage data)

1.	Organization and Business

The Company
Macronix International Co., Ltd. was incorporated in the Hsinchu Science Based Industrial Park (“HSIP”) under the laws of the Republic of China (the “ROC”) on December 9, 1989. Macronix International Co., Ltd. operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips.

Consolidation
The accompanying consolidated financial statements include all domestic and foreign subsidiaries that are more than 50% owned and controlled. The over-50%-percentage owned subsidiaries of Macronix International Co., Ltd. include Macronix America, Inc. (“MXA”), Macronix (B.V.I.) Co. Ltd., Hui Ying Investment, Ltd., Magic Pixel Inc., Kang Bao Investment, Ltd., Run Hong Investment, Ltd., MaxNova Inc., and Macronix (Hong Kong) Co., Ltd. In addition, the four wholly-owned subsidiaries of Macronix (B.V.I.) Co., Ltd. including Wedgewood International Ltd., New Trend Technology Inc., Macronix Europe N.V. and Macronix Pte. Ltd. and Hui Ying Investment, Ltd.’s 87.98% owned subsidiary, Joytech Technology Co., are also included in the consolidated financial statements of Macronix International Co., Ltd. Macronix International Co., Ltd. and their direct and indirect subsidiaries are hereinafter collectively referred to as the “Company” or “Macronix.” All significant inter-company balances and transactions have been eliminated in connection with the preparation of the consolidated financial statements of the Company.

2.	Summary of Significant Accounting Policies

Generally Accepted Accounting Principles The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”).

Use of Estimates
The preparation of the consolidated financial statements in conformity with ROC GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities with three months are considered to be cash equivalents.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Foreign Currency Translation
The Company’s Taiwan entities maintain their accounting records in New Taiwan dollars (“NT dollars” or “NT$”), the national currency of the ROC. Transactions denominated in foreign currencies are recorded in NT dollars using the exchange rates in effect at the date of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in the statements of operations.

The assets and liabilities of the foreign subsidiaries are translated into NT dollars, with the local currency of each foreign subsidiary as its functional currency, at exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

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

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are recorded in the statement of operations upon exercise in the periods in which such options are exercised.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

c. Cross currency and interest rate swaps

Cross currency and interest rate swaps are entered into to hedge currency positions and interest rate variations related to foreign currency debts with floating interest rates. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the life of the contract. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which such gains or losses occur.

The gain or loss resulting from the difference between the related floating rate interest and fixed rate interest at the balance sheet date is recorded in the statement of operations for the period ending on such balance sheet date. The realized gains and losses upon settlement are recorded in the statement of operations.

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

The amount of the pre-determined interest is accrued. The realized and unrealized gains and losses arising from the currency portion of the contracts are recorded in the statement of operations for the relevant period at the balance sheet date and at maturity, as the case may be.

e. Other derivative financial instruments

The Company has entered into other derivative financial instruments for hedging purposes. Other derivative financial instruments are accounted for as described in note 19.

Information Expressed in US Dollars
The financial statements are stated in NT dollars, the national currency of the ROC. Translation of NT dollar amounts into US dollar amounts is included solely for the convenience of the readers and has been made at the rate of NT$33.99 to US$1(on the basis of the noon buying rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003). No representation is made that the NT dollar amounts could have been, or could be, converted into US dollars at that or any other rate.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Short-Term Investments Short-term investments are carried at the lower of cost or market value at the balance sheet date using the weighted average cost method.

Inventories
Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method is applied to each major category of inventory.

Long-Term Investments
Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Adjustments to capital reserve is required when holding percentage changes due to unproportional subscription to investee’s new shares issued. If capital reserve is insufficient, retained earning is adjusted. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

The unrealized profits and losses from intercompany transactions between the investor company and investee company during the period are eliminated based on the investor’s percentage ownership interest in the investee.

Allowance for Doubtful Accounts The allowance for doubtful accounts is provided based on the Company’s collectibility and aging analysis of notes and accounts receivable and other receivables.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	5 to 20 years
Production equipment	1 to 5 years
Research and development equipment	1 to 5 years
Office furniture and equipment	1 to 10 years
Leased equipment	5 years

Properties still used in operations beyond their original estimated service lives are further depreciated over their newly estimated service lives.

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains and losses resulting from the disposal of property, plant and equipment are presented under non-operating income or expenses. Interest incurred with respect to the additions of property, plant and equipment is capitalized until those assets are ready for use.

Equipment not held for operating purposes is transferred to the account of idle assets based on the lower of net realizable value or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

Lease agreements
Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments net of executory costs is capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Intangible Assets
Intangible assets are originally recorded at cost and are amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of convertible bonds are amortized over the related contracts’ lives and life of the bonds, respectively. Computer software is amortized over one to three years, while other intangible assets are amortized over one to five years. Accumulated amortization of intangibles amounted to NT$1,653,834, NT$2,288,639, NT$2,960,916 (US$87,111) as of December 31, 2001, 2002 and 2003, respectively.

Employee Retirement Benefits
The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the ROC, the Company makes a monthly contribution equal to 2% of its wages and salaries paid. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in this committee’s name. Accordingly, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, ROC Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligation be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31, 1995, the minimum pension liability was recorded for the excess of accumulated pension obligation over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
(Amounts in thousands except share, per share, and percentage data)

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that it’s the Company’s earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock are recognized in the year that such expenditures, training and investment occur.

Convertible Bonds
The interest-premium of puttable convertible bonds, which is the difference between the specified put price and the par value, is amortized using the interest method and is recognized as a liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholder does not exercise the put option, the interest-premium, which has been recognized as a liability, is amortized over the period from the expiry date to the maturity date using the interest method. However, if at the expiry date the market value of the common stock under conversion exceeds the put price, the interest-premium should be credited to additional paid-in capital.

The cost of issuing convertible bonds is recorded as a deferred asset and is amortized over the period from the issuance date of the convertible bonds and the expiry date of the put option.

When bondholders exercise their conversion rights, the book value of convertible bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

Revenue Recognition
Revenue is recognized when it becomes realized or realizable. Revenue from the sale of products is recognized when ownership of the product is transferred to the customer, which normally is when shipment is made. Provisions for discounts and rebates to customers and returns and other adjustments are provided for in the same period the related sales are recorded.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
(Amounts in thousands except share, per share, and percentage data)

Employee Bonuses
Amounts distributed to employees, directors and supervisors pursuant to the Company’s articles of incorporation on the distribution of earnings are recorded as an appropriation from retained earnings in the period shareholder approval is obtained for the distribution of the Company’s earnings. If such distribution is made in the form of common shares, the amount transferred from retained earnings is calculated based on the par value of the common shares issued.

Research and Development Subsidies
Government subsidies for research and development are recorded as non-operating income in the period the qualifying research and development activities are undertaken.

Minority Interests
Minority interest in the statements of operations includes interest in the earnings or losses of less than wholly owned subsidiaries and the pre-acquisition earnings of companies acquired during the year that the Company was not entitled to recognize.

Net Income Per Common Share
In accordance with ROC. Statement of Financial Accounting Standard No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earnings per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common stock divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator includes or adds back potential common stock dividends, interest and other conversion revenues (expenses). The denominator includes all potentially dilutive common shares.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (Continued)
(Amounts in thousands except share, per share, and percentage data)

The weighted average numbers of outstanding common shares for the calculation of basic earnings per share are computed as follows:

	For the year ended December 31,
	2001	2002	2003
Numbers of common shares outstanding as of January 1	2,474,409,144	3,359,342,613	3,691,276,875
Weighted-average number of repurchased stock		(26,205,248)	(40,000,000)
Stock dividend and transfer of capital reserve to capital on May 28, 2001(30%)	742,322,744	—	—
Employee bonus transferred to capital on May 28, 2001	142,610,725	—	—
Stock dividends on July 13, 2002	—	333,313,737	—
Weighted average effect of 2002 stock dividend	335,934,261	—	—
Issuance of common shares for cash on November 11, 2003	—	—	66,369,863
Bonds converted to common shares for the year ended December 31, 2003	—	—	134,088,222
Add: retroactive adjustment for bonus element included in the rights offering on November 3, 2003 (0.1688%)	6,237,627	6,188,969	6,388,732

Subtotal	3,701,514,501	3,672,640,071	3,858,123,692
Less: treasury stock owned by subsidiaries	—	(6,023,152)	(6,023,152)
Retroactive adjustment of treasury stock owned by the subsidiary for bonus element included in the rights offering on November 11, 2003	—	(10,167)	(10,167)

Weighted-average number of shares	3,701,514,501	3,666,606,752	3,852,090,373

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Basic and diluted earnings per share (the “EPS”) are calculated as follows:

	For the year ended December 31,
	2001	2002	2003
Basic EPS:
Net loss available to common share holders	(866,480)	(11,356,663)	(8,197,745)

Weighted average common shares outstanding	3,701,514,501	3,666,606,752	3,852,090,373

Basic EPS	(0.23)	(3.10)	(2.13)

Diluted EPS:
Net loss available to common share holders	(866,480)	(11,356,663)	(8,197,745)
Income impact of assumed exercise of stock options	—	—	—
Income impact of assumed conversion of convertible bonds	—	—	—

Net loss available to common shares plus assumed conversions	(866,480)	(11,356,663)	(8,197,745)

Weighted average common shares outstanding	3,701,514,501	3,666,606,752	3,852,090,373
Weighted average assumed exercise of stock options	—	—	—
Weighted average assumed conversion of convertible bonds	—	—	—

Adjusted weighted average shares	3,701,514,501	3,666,606,752	3,852,090,373

Diluted EPS	(0.23)	(3.10)	(2.13)

The diluted earnings per share calculation excludes the statement of operations impact of NT$433,525, NT$413,809 and NT$240,708 related to the assumed conversion of convertible bonds into 210,301,619 weighted average shares, 374,454,410 weighted average shares and 659,968,955 weighted average shares for years 2001, 2002 and 2003, respectively. In addition, 1,996,820 weighted average shares assumed exercise of stock options for year 2003 were also excluded in the diluted earnings per share calculation. The impact of the assumed conversion and exercise of stock options has been excluded due to the anti-dilutive effect.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Pro-forma data:

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock for the years 2002 and 2003, the net loss and loss per share would be as follows:

	For the year ended December 31,
	2002	2003
	NT$	NT$	US$
Net loss	(11,356,663)	(8,197,745)	(241,181)
Unrealized short-term investment loss	(70,034)	(24,629)	(725)

Net loss (pro-forma)	(11,426,697)	(8,222,374)	(241,906)

	Amount (numerator)		Shares	Net loss per share
Basic EPS (pro-forma)	Before tax	After tax	(denominator)	Before tax	After tax
Year 2002:
Net loss	$(11,426,697)	$(11,426,697)	3,672,640,071	$(3.11)	$(3.11)

Year 2003:
Net loss	$(8,222,374)	$(8,222,374)	3,858,123,692	$(2.13)	$(2.13)

Treasury Stock
In accordance with the ROC Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock”, treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, effective from January 1, 2002, the Company’s shares owned by its subsidiaries are treated as treasury stock. Retroactive adjustments were not required.

Reason and Effect of a Change in Accounting Policies
Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock according to ROC Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock”. The adoption of this statement reduced the net loss by NT$70,034 and NT$24,629 for the years ended December 31, 2002, and 2003, respectively, and loss per share by NT$ 0.01 and NT$0.00 for the years ended December 31, 2002, and 2003, respectively. Long-term equity investments and shareholders’ equity both decreased by NT$142,365 as of December 31, 2002 and 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

3.	Cash and Cash Equivalents

	As of December 31,
	2002	2003
	NT$	NT$	US$
Petty cash	3,363	7,726	227
Checking and savings accounts	5,812,797	2,374,912	69,871
Time deposits	1,025,330	6,803,685	200,167
Cash equivalents	552,871	1,462,191	43,019

Total	7,394,361	10,648,514	313,284

4.	Short-Term Investments

	As of December 31,
	2002	2003
	NT$	NT$	US$
Mutual funds	1,202,539	871,095	25,628
Less: Allowance for market value decline	(17,215)	(21,659)	(637)

Net	1,185,324	849,436	24,991

5.	Notes and Accounts Receivable (Net)

	As of December 31,
	2002	2003
	NT$	NT$	US$
Notes receivable	95,947	161,098	4,740
Accounts receivable	2,727,195	2,723,361	80,122

Total	2,823,142	2,888,459	84,862
Less: Allowance for doubtful accounts	(203,883)	(114,807)	(3,378)

Net	2,619,259	2,769,652	81,484

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

6.	Inventories (Net)

	As of December 31,
	2002	2003
	NT$	NT$	US$
Merchandise	82,102	291,992	8,591
Finished goods	2,422,366	2,043,723	60,127
Work in process	8,038,534	5,815,498	171,094
Raw materials	229,586	180,287	5,304
Supplies	119,484	112,721	3,316
Others	483	30,688	903

Total	10,892,555	8,474,909	249,335
Less: Allowance for market value decline and obsolescence	(5,751,735)	(4,380,019)	(128,862)

Net	5,140,820	4,094,890	120,473

The insurance coverage for inventories amounted to NT$6,700,681 and NT$5,135,785 (US$151,097) as of December 31, 2002 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

7.	Long-Term Equity Investments

	As of December 31, 2002
			Percent
Accounted for under cost method:	Shares	NT$	Owned
Chantek Electronic Co., Ltd.**	15,211,746	—	4.35%
United Industrial Gases Co., Ltd.	5,274,212	58,500	3.38%
Quality Test System Inc.	4,538,333	—	14.64%
Chien Cheng Venture Capital Co., Ltd.	8,000,000	80,000	15.38%
Ardentec Corp.	23,987,500	237,500	11.78%
Powertech Co. Ltd.	7,386,225	83,135	2.99%
Taiwan Mask Corp.**	806	81	— *
Chipbond Technology Corp.**	10,028,450	158,302	7.17%
Pico Netics Inc.	1,000,000	31,275	4.16%
Global Strategic Investment Fund	2,000,000	69,500	2.52%
FueTrek Co., Ltd.	480	43,094	17.65%
Tower Semiconductor Ltd.**	5,932,105	1,847,480	13.66%

Subtotal		2,608,867
Less: Allowance for market value decline		(979,081)

Net		1,629,786

Accounted for under equity method:
Caesar Technology, Inc.	74,129,603	—	29.65%
Prominent Communications, Inc.	7,300,000	65,864	35.23%
Biomorphic VLSI Inc.	4,660,252	—	35.08%
Raio Electronic Co. Ltd.	3,140,000	11,439	28.04%

Subtotal		77,303

Prepaid Investment
Honbond Venture Capital Co., Ltd.		120,000	15.00%

Total		1,827,089

*Less than 0.01%
**Publicly traded

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

		As of December 31, 2003
				Percent
	Shares	NT$	US$	owned
Accounted for under cost method:
Chantek Electronic Co., Ltd.**	2,395,209	—	—	4.35%
United Industrial Gases Co., Ltd.	5,274,212	58,500	1,721	3.31%
Quality Test System Inc.	4,538,333	—	—	14.64%
Chien Cheng Venture Capital Co., Ltd.	8,000,000	80,000	2,354	15.38%
Honbond Venture Capital Co., Ltd.	12,000,000	120,000	3,531	15.00%
Ardentec Corp.	26,637,878	264,004	7,767	11.65%
Powertech Co. Ltd.**	7,109,786	76,213	2,242	2.72%
Taiwan Mask Corp.**	806	81	2	— *
Chipbond Technology Corp.**	6,681,450	103,778	3,053	4.78%
Pico Netics Inc.	1,000,000	30,573	900	2.45%
Global Strategic Investment Fund	2,000,000	67,940	1,999	2.52%
FueTrek Co., Ltd.	480	42,126	1,239	17.65%
Tower Semiconductor Ltd.**	8,144,784	2,030,227	59,730	15.75%

Subtotal		2,873,442	84,538
Less: Allowance for market value decline		(1,859)	(55)

Net		2,871,583	84,483

Accounted for under equity method:
Prominent Communications, Inc.	7,300,000	20,961	617	35.23%
Biomorphic VLSI Inc.	15,910,252	—	—	46.51%
Raio Electronic Co. Ltd.	2,523,210	14,700	432	26.28%

Subtotal		35,661	1,049

Prepaid Investment:
Tower Semiconductor Ltd.		149,478	4,398

Total		3,056,722	89,930

*Less than 0.01%
**Publicly traded.

The Company’s investments in Chantek Electronic Co., Ltd., Taiwan Mask Corp., Chipbond Technology Corp., Tower Semiconductor Ltd. and Powertech Co., Ltd. are classified as marketable equity securities and accounted for at the lower of cost or market.

Chantek Electronic Co., Ltd. reduced its paid-in capital by 84.25% on August 21, 2003, which accounted for the decrease of 12,816,537 shares owned by the Company.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

The Company recognized long-term equity investment losses for Biomorphic VLSI, Inc. by NT$74,637, NT$117,494 and NT$32,577 (USD$958) for the years ended December 31, 2001, 2002 and 2003, respectively. As of December 31, 2002 and 2003, the Company’s investments in Biomorphic VLSI, Inc. amounted to (NT$104,105) and NT$ 0, respectively. The Company recorded the credit equity investment under other liabilities.

Chipbond Technology Inc.’s and Powertech Technology Inc.’s shares commenced trading in GreTai Securities Exchange in 2002 and 2003, respectively. The Company, being the director of both companies, deposited 5,574,000 shares and 6,771,225 shares with book value of NT$87,657 and NT$72,584, respectively, in Taiwan Securities Central Depository Co. As of December 31, 2003, no deposited shares have been withdrawn.

Except for those shares compulsorily deposited, no other long-term equity investments were pledged or restricted as of December 31, 2002 and 2003.

8.	Short-Term Debts

	As of December 31,
	2002	2003
	NT$	NT$	US$
Letter of credit loans within 180 days at variable interest rates	696,176	114,649	3,373
Working capital loans due within 180 days at variable interest rates	1,462,975	2,633,797	77,487

Total	2,159,151	2,748,446	80,860

The weighted average interest rate of the short-term debts was 2.32% and 2.085% as of December 31, 2002 and 2003, respectively.

The short-term debt includes a foreign currency facility of US$42,100 (NT$1,430,979), and US$60,125 (NT$2,043,649) as of December 31, 2002 and 2003, respectively.

The Company’s unused short-term lines of credit with terms of 180 days (including unused letters of credit) amounted to NT$15,124,176 and NT$6,521,020 (US$191,851) as of December 31, 2002 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

9.	Capital Lease Obligations

The Company entered into a lease agreement for equipment with Caesar Technology, Inc. in 1999. The lease term is from May 1, 1999 to April 30, 2005, repayable in 24 quarterly installments from May 31,1999. The ownership of the equipment will be transferred to the Company upon the expiration of the agreement. Cost of the equipment amounted to NT$24,946. However, Caesar Technology, Inc. was formally placed in liquidation in January 2002. As of April 30, 2002, the Company’s capital lease obligation to Caesar Technology, Inc. amounted to NT$13,958. On August 14, 2002, the Company entered into a settlement with Caesar Technology, Inc. which required the Company to pay NT$3,215 to acquire the ownership of the equipment, and Caesar Technology to waive its right to claim the remaining capital lease obligation.

In 2001, the Company entered into a lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. Upon the expiry of the agreement, the ownership of the equipment must be unconditionally transferred to the Company.

Future lease obligations resulting from the leases with Nintendo as of December 31, 2003 are as follows:

Year	NT$	US$
2004	656,760	19,322
Less: unrealized interest expense	(23,316)	(686)

Current portion	633,444	18,636

2005	328,380	9,661
Less: unrealized interest expense	(3,307)	(97)

Lease obligations — long-term	325,073	9,564

Total lease obligations	958,517	28,200

Accumulated depreciation of assets under capital leases amounted to NT$306,402 and NT$598,178 (US$17,599) as of December 31, 2002 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

10.	Long-Term Debts

	Interest		Balance
	As of December 31,		As of December 31,
	2002	2003	2002	2003
Secured	%	%	NT$	NT$	US$
Medium term loans from one bank, repayable in 8 semi-annual installments from May 2001 to November 2004 with variable interest rates	3.00~6.70	3.519	200,000	25,400	747
Loan from one bank, repayable in 21 quarterly installments from May 1998 to May 2003 with variable interest rates	5.64	—	38,000	—	—
SB II Debentures, 5-year secured debentures repayable in full at maturity in October 2006 with interest paid annually at a fixed interest rate	3.30	3.30	3,000,000	3,000,000	88,261
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	5.695	4.35	189,800	146,000	4,295
Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to December 2005 with variable interest rates	2.525~5.635	1.872~3.940	3,181,570	1,418,483	41,732
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 to September 2009 with variable interest rates	2.854	2.548	3,000,000	5,910,000	173,875
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	5.695	4.35	889,000	843,410	24,814
ECB II Debentures, 5 year secured convertible debentures due May 5, 2003	—	—	2,780,000	—	—
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 to April 2006 with variable interest rates	5.365	5.155	329,410	188,240	5,538
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 to December 2006 with variable interest rates	5.025	5.025	400,000	300,000	8,826
Unsecured
ECB III Debentures, 5-year unsecured convertible debentures due February 1, 2005	1.00	1.00	2,505,370	—	—
ECB IV Debentures, 5-year unsecured convertible debentures puttable in August 2004	0.50	0.50	5,880,534	5,748,539	169,125
DCB I Debentures, 5-year unsecured convertible debentures puttable in December 2005	—	—	3,200,000	766,900	22,563
ECB V Debentures, 5-year unsecured convertible debentures puttable in February 2004	—	—	—	3,057,300	89,947

			25,593,684	21,404,272	629,723
Add: Interest payable			1,485,945	454,805	13,380
Less: Current portion			(8,721,428)	(10,530,297)	(309,806)

Net			18,358,201	11,328,780	333,297

On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“SB II”), due in October 2006 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

The non-interest bearing 5-year secured convertible debentures (“ECB II”) due May 2003 were convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$53.728 per share. However, the conversion price was subject to adjustments in the event that certain changes occur to the Company’s capital structure. The convertible debentures were redeemable at 129.775% of par at maturity, or at the option of the Company after May 6, 2001, or at the option of bondholders on May 5, 2003. Sinking fund requirements would have applied if, at any time in the 24 months immediately prior to the maturity date of the bonds, the aggregate outstanding amount of principal and accrued interest was greater than the lesser of US$45 million and an amount equal to 30% of the related security letters of credit of US$103,804 (NT$3,528,298). As of April 22, 2003, an aggregate principal amount of US$70,000 (NT$2,379,300) of the debentures had been converted. In addition, with the resolution of the board of directors, the Company repurchased the residual outstanding bonds, in the aggregate principal amount of US$80,000 (NT$2,719,200), from the market. The related debt extinguishment loss of NT$22,765 (NT$773,782) from the above repurchase was included in other expense account.

The 1% 5-year unsecured convertible debentures (“ECB III”) due February 2005 are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$69 per share. However, the conversion price is subject to adjustments in the event that certain changes occur to the Company’s capital structure. The convertible debentures are redeemable at par at maturity or at the option of bondholders at 121.422% of par on February 1, 2003. In 2000, an aggregate principal amount of US$41,078 (NT$1,396,241) of the bonds was converted. No bond was converted in any periods thereafter. In 2002 and the first half of 2003, the Company repurchased US$86,825 (NT$2,951,182) and US$61,277 (NT$2,082,805), respectively, of the bonds from the market that resulted in a debt extinguishment loss of NT$45,144 (NT$1,534,445) and NT$12,275 (NT$417,227), respectively. In addition, upon the request of bondholders, the Company has redeemed an aggregate principal amount of US$10,820 (NT$367,772) of the debentures during the same period that resulted in a gain of NT$2,442 (NT$83,004). Debt extinguishment gain and loss are recorded under other expense account.

The 0.5% 5-year unsecured convertible debentures due February 2007 (“ECB IV”) are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$31.32 per share. However, the conversion price is subject to adjustments in the events that certain changes occur to the Company’s capital structure. At December 31, 2003, the split adjusted conversion price was NT$28.2329 per share. The holders of these convertible debentures have the ability to mandatorily redeem the debentures at predetermined amounts. The amount for which the debentures may be redeemed varies depending on the date in which the holder elects to require redemption. The date at which

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

debentures may be redeemed is August 9, 2004. If all of the bonds are redeemed on this date, the Company would be required to pay approximately NT$6,203,175 (US$182,500).

The non-interest bearing 5-year unsecured convertible debentures (“DCB I”) due December 2007 are convertible at the option of the holder into the Company’s common stock at the conversion price. The initial conversion price was NT$11. The conversion price is subject to adjustment when there is an increase in the Company’s common shares (including capitalization by cash injection, capitalization of retained earnings, capitalization of common reserve, capitalization of employee bonus, merger, subdivision of Company’s outstanding shares and issuance of overseas depository receipts), except when the common shares are issued due to the conversion of securities with common share conversion right or warrant, in accordance with the following formula:

NCP=OCP*[N+(PPS*NIS/CPN)]/[N+NIS

NCP=Conversion Price After Adjustment
OCP= Conversion Price Before Adjustment
PPS= Price Per Share
NIS=Number of Newly Issued Shares
N=Number of Shares Outstanding
CPN=Conversion Price Before Adjustment

In addition to the adjustment stated above, the conversion price is also subject to reset on each dividend ex-right date or June 27 (“the Reference Date”), if no dividend is announce in the year. The reset conversion is determined by the 101% of the lower of the average of the closing price of the Company’s shares for the consecutive 10, 15 or 20 trading days prior to the Reference Date. However, the reset price shall not be lower than 80% of the initial conversion price. On June 27, 2003, the conversion price was reset to NT$8.8. As of December 31, 2003, the conversion price was NT$8.7. As of December 31, 2003, an aggregate principal amount of NT$2,433,100 (US$71,583) of these debentures has been converted. The holders of these convertible debentures have the ability to mandatorily redeem the debentures at predetermined amounts. The amount for which the debentures may be redeemed varies depending on the date in which the holder elects to require redemption. The periods at which debentures may be redeemed are from November 13, 2005 to December 11, 2005 and from November 13, 2006 to December 11, 2006. The earliest date at which the bonds may be redeemed is November 13, 2005. If all of the bonds are redeemed on this date, the Company would be required to pay approximately NT$844,127 (US$24,835).

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

The non-interest bearing 5-year unsecured convertible debentures (“ECB V”) due February 2008 are convertible at the option of the holder into the Company’s common stock at the initial conversion price of NT$12.06. As of December 31, 2003, the conversion price was NT$11.9584 per share. However, the conversion price is subject to an adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash. The holders of these convertible debentures have the ability to mandatorily redeem the debentures at predetermined amounts. The amount for which the debentures may be redeemed varies depending on the date in which the holder elects to require redemption. The dates at which debentures may be redeemed are February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007. The earliest date at which the bonds may be redeemed is February 10, 2004. If all of the bonds are redeemed on this date, the Company would be required to pay approximately NT$3,064,245 (US$90,151). As of January 9, 2004 (the last day that the bondholders can make the request of early redemption), bondholders have requested the Company to redeem the debentures in an aggregate principal amount of US$78,100 (NT$2,653,057), which was reclassified into current portion of debentures.

The above long-term debt, outstanding as of December 31, 2003, excluding convertible debentures, comprises of US dollar denominated debt of US$34,560 (NT$1,174,003) and NT dollar denominated debt of NT$7,657,530.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Maturity of existing long-term debt for the 5 years succeeding December 31, 2003 are as follows:

Years	NT$	US$
2004	10,530,297	309,806
2005	2,735,742	80,487
2006	4,394,185	129,279
2007	1,264,986	37,216
2008	1,250,386	36,787
After 2008	1,683,481	49,528

Total	21,859,077	643,103

Certain of the debt agreements require the Company to issue new share capital for cash if the debt to equity ratio is greater than 1.2. In addition, one debt agreement requires the Company to maintain a current ratio of no less than 100 percent.

The Company’s assets pledged as collateral for security for foreign labor, customs clearance deposits, deposit for technology with government, compensated deposits, secured loans and capital leases as of December 31, 2002 and 2003 are as follows:

	As of December 31,
Accounts	2002	2003
	NT$	NT$	US$
Restricted investments-current	3,351,572	1,829,534	53,826
Restricted investments-non-current	260,625	254,775	7,496
Property, plant and equipment	14,986,581	15,882,664	467,275

Total	18,598,778	17,966,973	528,597

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

11.	Retirement Pension Plan

In 1990, the Company enacted provisions for employees’ retirement. The provisions state that employees are entitled to 2 base points for every year of service for the first 15 years and 1 base point for every additional year of service up to a maximum of 45 base points (each base point equal to one month salary). Employee pension obligation is computed based on years of service and average salaries or wages for the 6 months prior to approved retirement. Prior to May 1996, the Company made a monthly contribution equal to 2% of the wages and salaries to the pension fund maintained with the Central Trust of China (“the Fund”). On the basis of an actuarial report, the monthly contribution in May 1996 was changed to 5% of the wages and salaries paid. However, effective from January 1, 2002, the monthly contribution rate was changed back to 2%. Contributions to the fund are deposited in the Employees’ Retirement Fund Committee’s name. The Fund is administered by a pension fund monitoring committee (the Committee) and is entrusted to the Central Trust of China in the Committee’s name. Under ROC regulation, government authority will then collect the Fund as a Labor Retirement Fund and determine the assets allocation and investment policy.

In August 1999, the Company revised its pension plan to allow for early retirement under certain conditions. This required the Company to record prior service costs in the amount of NT$32,557 which the Company amortizes on the straight-line basis over the employees’ average remaining service period.

The key assumptions underlying the value of the pension assets and obligations are as follows:

	For the year ended December 31,
	2001	2002	2003
Discount rate	5.0%	4.0%	3.5%
Rate of increase in future compensation levels	4.5%	3.5%	3.0%
Expected long-term rate of return on plan assets	5.0%	4.0%	3.5%

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

The funded status of the Company’s pension plan as of December 31, 2002 and 2003 is as follows:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Pension obligation
Vested benefit obligation	—	(205)	(6)
Non-vested benefit obligation	(397,536)	(497,500)	(14,637)

Accumulated benefit obligation	(397,536)	(497,705)	(14,643)
Effect of future payment increases	(367,091)	(372,790)	(10,968)

Projected benefit obligation	(764,627)	(870,495)	(25,611)
Plan assets at fair value	589,501	636,655	18,731

Projected benefit obligation in excess of plan assets	(175,126)	(233,840)	(6,880)
Unrecognized net transition obligation	55,659	53,697	1,580
Unrecognized prior service cost	28,108	26,806	789
Unrecognized net loss (gain)	(13,835)	(38,426)	(1,131)

Accrued pension cost	(105,194)	(191,763)	(5,642)

The components of 2001, 2002 and 2003 net pension costs are as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Service cost	100,021	114,324	118,257	3,479
Interest cost	25,349	30,577	26,963	793
Expected return on plan assets	(28,193)	(25,010)	(24,483)	(720)
Amortization of prior service costs	1,487	4,394	4,394	129

Net pension cost	98,664	124,285	125,131	3,681

The Company used a December 31 measurement date for its plan.

The Company used the 15-year ROC government bond yield to determine the overall expected long-term return-of-return-on-assets assumption.

The Company expected to contribute NT$41,265 to its pension plan in 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Additional pension disclosures:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Benefit obligation at January 1	681,330	764,627	22,496
Service cost	114,324	118,257	3,479
Interest cost	30,577	26,963	793
Paid to retirees	(1,532)	—	—
Increase in unrecognized transition cost	—	1,130	33
Increase in unrecognized actuarial (gain) loss	(60,072)	(40,482)	(1,191)

Benefit obligation December 31	764,627	870,495	25,610

Change in plan assets
Fair value of plan assets at the beginning of the period	535,118	589,501	17,343
Actual return on plan assets	12,639	8,592	253
Contributions	43,624	38,562	1,135
Paid to retirees	(1,532)	—	—
Other adjustments	(348)	—	—

Fair value of plan assets at December 31	589,501	636,655	18,731

12.	Shareholders’ Equity

Common Shares
According to the ROC Company Law, when a company issues new shares of common stock for cash, 10% to 15% of the issue must be offered to the company’s employees. According to the Securities and Exchange Law of the ROC, at least 10% of the issue must also be offered to the public.

On April 19, 2001, the Company’s shareholders approved a resolution in the annual general meeting to increase the authorized share capital to NT$45,000,000. The shareholders also declared a 30% stock dividend, which resulted in the issuance of 742,322,744 common shares. The board of directors approved a resolution that fixed the ex-right date at May 28, 2001. The Company’s shareholders also approved a resolution to issue 142,610,725 common shares in settlement of the 2000 employee bonus.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

On May 30, 2002, the Company’s shareholders approved a resolution at the annual meeting to increase the authorized share capital to NT$53,500,000, divided to 5,350,000,000 shares (including 450,000,000 shares reserved for future exercises of stock options). In addition, the shareholders also approved a resolution to declare a 10% stock dividend, which resulted in the issuance of 331,934,262 common shares.

For the year ended December 31, 2003, unsecured domestic convertible bonds totaling NT$2,453,866 (principal amount of NT$2,433,100 plus interest payable of NT$41,365, offset by deferred issuance cost of NT$20,599) were converted into the Company’s common shares which resulted in the issuance of 263,975,068 additional shares of which 27,493,638 shares remained unregistered and were recorded under common stock to be registered account.

On June 27, 2003, the Company’s shareholders approved a resolution at the annual meeting to increase the authorized share capital to NT$65,500,000, divided into 6,550,000,000 shares (including 650,000,000 and 1,120,650,500 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively). The increase in authorized capital has been registered.

On November 4, 2003, the Company’s board of directors approved a resolution of a rights offering for the issuance of 475,000,000 common shares at NT$8.11 per share for a total consideration of NT$3,822,504 (deducting issuance cost of NT$29,746) on November 11, 2003. New shares have been registered.

As of December 31, 2003, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$44,027,583, divided into 6,550,000,000 (including 650,000,000 and 972,241,695 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 4,402,758,305 shares at NT$10 par value, respectively.

The Company has three stock option plans (“2001 plan”, “2002 plan” and “2003 plan”) that provide for the granting of options to qualified employees for the purchase of the Company’s common shares at the market price of the grant date. Stock options expire six years from their grant date and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares, 170,000,000 shares and 200,000,000 shares under 2001 plan, 2002 plan and 2003 plan, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Legal Reserve
According to the ROC Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, must be set aside as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares in the form of a stock dividend.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the legal reserve of NT$1,708,689 to offset its accumulated deficit.

Special Reserve
According to the ROC Security Exchange Law, the Company must provide for a special reserve for any debit balance, normally arising from unrealized losses on long-term investments or cumulative translation adjustments, in shareholders’ equity. The reserve related to the debit balance is recorded upon shareholder approval in the period following the fiscal year end in which the debit balance arose.

On June 27, 2003, the Company’s shareholders resolved in the annual meeting to use the special reserve of NT$378,657 to offset its accumulated deficits.

Additional paid-in capital and Capital reserve
According to the ROC Company Law, additional paid-in capital and capital reserve can only be used for offsetting accumulated deficits or distribution of stock dividends. The Company cannot use additional paid-in capital or capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On May 31, 2002, the Company’s shareholders approved a resolution at the annual meeting to transfer capital reserve of NT$16,360 resulting from disposal of property, plant and equipment back to retained earnings.

On June 27, 2003, the Company’s shareholders approved a resolution at the annual meeting to use additional paid-in capital of NT$2,630,621 to offset its accumulated deficits.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Income distributions
The Company’s articles of incorporation, revised on May 3, 2000, provide that net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:
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

According to the Stock Exchange Regulations of Taiwan, total shares repurchased cannot exceed 10% of the Company’s issued stock. Total repurchased amounts also cannot exceed the sum of retained earnings and the realized capital reserve. In April 2002, the Securities and Forwards Commission approved the Company’s plan to repurchase stock. The maximum amount approved for repurchase was NT$9,546,141.

In accordance with the Stock Exchange Regulations of Taiwan, treasury stock cannot be pledged, voted or be eligible to receive dividends.

Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The shares owned by the Company’s subsidiary for the year ended December 31, 2002 and 2003 were as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

	January 1, 2002		Additions		Disposals			December 31, 2002
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Selling price	Shares	Amount	Marke Value
			(note)
Hui Ying Investment, Ltd.	5,475,593	142,365	547,559	—	—	—	—	6,023,152	142,365	72,332

	January 1, 2003		Additions		Disposals			December 31, 2003
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	Selling price	Shares	Amount	Market Value
Hui Ying Investment, Ltd.	6,023,152	142,365	—	—	—	—	—	6,023,152	142,365	47,703

Note: Hui Ying Investment, Ltd. received a stock dividend of 547,559 shares from the Company in 2002.

As of December 31, 2001, 2002 and 2003, the Company’s treasury stock was as follows:

	As of December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Shares owned by Subsidiary	—	142,365	142,365	4,188
Shares repurchased	—	1,046,071	1,046,071	30,776

Total	—	1,188,436	1,188,436	34,964

14.	Income Taxes

The statutory tax rate is 25%. The Company is entitled to a four-year income tax exemption period on income generated from the cost of the expansion of operations located in the HSIP. Such exemption period must start within four years from the date the expanded operations begin operational activities. Alternatively, the Company may irrevocably elect to utilize tax credits at 15% of the cost of the expansion operations located in the HSIP during a five year period beginning in the year taxable income is first generated from the expanded operations. The Company has elected to start the four-year tax exemption period to run from January 1, 2001 to December 31, 2004.

As of December 31, 2003 unused investment credits available to reduce future taxable income amounted to NT$3,236,652 (US$95,224). The available investment credit in each year is limited to 50% of the corporate tax payable in that year, except in the last of such five

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

year period when there is no such limit. As of December 31, 2003, the Company had available the following amounts of investment credits:

Expiration Years	NT$	US$
2004	134,441	3,955
2005	1,192,770	35,092
2006	1,359,358	39,993
2007	550,083	16,184

Total	3,236,652	95,224

Under the rules of the ROC Income Tax Law, operating losses can be carried forward for five years. As of December 31, 2003, the Company had unutilized loss carryforwards of NT$14,603,999 (US$429,656), of which NT$6,044,712 expire in 2007 and NT$8,559,287 expire in 2008.

The components of income tax expense (benefit) and deferred income tax assets and liabilities are as follows:

Components of income tax expense (benefit):

	As of December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Current	94,236	10,840	(27,116)	(798)
Deferred	849,259	9,058	48,143	1,417

Total	943,495	19,898	21,027	619

The reconciliation of book income tax expense (benefit) to income tax expense (benefit) recorded is summarized below:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Expected income tax expense (benefit)	19,254	(2,834,280)	(2,044,259)	(60,143)
Undistributed earnings tax	465,488	318,378	—	—
Additional tax assessment	58,879	—	—	—
Effect of tax exempt earnings	(256,260)	—	—	—
Investment credits (earned) expired	(920,993)	(1,405,069)	829,546	24,406

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Change in valuation allowance	1,255,102	2,740,289	1,256,140	37,143
Net (gain) loss on non-taxable securities	(20,466)	122,200	317,135	9,026
Effect of rate change	—	1,066,033	(373,681)	(10,963)
Impact of industrial park reduced tax rates	317,936	—	—	—
Others	24,555	12,347	36,146	1,150

Income tax expense	943,495	19,898	21,027	619

Components of deferred income tax assets and liabilities:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Deferred tax liabilities
Tax depreciation in excess of book depreciation	253,074	645,242	18,984
Unrealized foreign exchange gains	11,853	20,060	590
Others	48	—	—

Total deferred tax liabilities	264,975	665,302	19,574

Deferred tax assets
Investment credits	4,066,198	3,236,652	95,224
Inventory provision	444,135	341,352	10,043
Bad debt allowance	13,710	10,955	322
Unrealized royalty expense	52,127	52,348	1,540
Unrealized attorney fee	—	5,463	161
Book amortization in excess of tax amortization	—	4,125	121
Unrealized market value decline on idle asset	—	3,865	114
Unrealized foreign exchange loss	45,900	450	13
Loss carryforwards	1,511,178	3,638,085	107,034
Unrealized pension expense	—	16,862	496
Unrealized equity investment loss	198,591	659,851	19,413
Unrealized interest expense	—	13,541	398
Unrealized production variance	117,173	73,787	2,171

Total deferred tax assets	6,449,012	8,057,336	237,050
Valuation allowance	(4,237,680)	(5,493,820)	(161,630)

Net deferred tax assets	2,211,332	2,563,516	75,420

Total net deferred tax assets	1,946,357	1,898,214	55,846

Net deferred tax assets-current	495,112	104,812	3,083
Net deferred tax assets-non-current	1,451,245	1,793,402	52,763

Total net deferred tax assets	1,946,357	1,898,214	55,846

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

15.	Related Party Transactions a. Related Parties and Relationships

Related parties	Relationships
Caesar Technology, Inc. (“Caesar”)	The Company’s equity investee. (note)
Biomorphic VLSI. Inc. (“Biomorphic”)	The Company’s equity investee.
Prominent Communications, Inc. (“PCI”)	The Company’s equity investee.
Chantek Electronic Co., Ltd. (“Chantek”)	The Company was represented on Chantek’s Board of Directors before October 29, 2001.
United Industry Gases Co., Ltd. (“UIG”)	The Company is UIG’s supervisor.
Powertech Technology, Inc. (“Powertech”)	The Company is represented on Powertech’s Board of Directors.
Ardentec Corporation (“Ardentec”)	The Company is represented on Ardentec’s Board of Directors.
Tower Semiconductor, Ltd. (“Tower”)	The Company is represented on Tower’s Board of Directors.
Chiao Tung Bank (“Chiao Tung”)	Chiao Tung Bank was represented on the Company’s Board of Directors before November 26, 2002.
FueTrek Co., Ltd. (“FueTrek”)	The Company is represented on FueTrek’s board of directors.
Raio Technology Co., Ltd. (“Raio”)	The Company’s equity investee.
Macronix Education Foundation	The president is the same.

Note: Caesar Technology Inc. applied for formal compulsory liquidation in January 2002 and completed the liquidation process on May 10, 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

b.	Major transactions with related parties

Sales to related parties were as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Raio	88,721	158,194	174,466	5,133
Biomorphic	9,749	15,298	45,953	1,352
FueTrek	—	—	5,591	164
PCI	—	155,923	341	10

Total	98,470	329,415	226,351	6,659

Sales prices to PCI, Biomorphic, FueTrek and Raio are not comparable with those of regular customers because the Company is the sole provider for them.

The payment term with the related parties is between 30 to 60 days, similar to that with regular customers.

(a)	Manufacturing processing charges to related parties for the years ended December 31, 2001, 2002 and 2003, are summarized as follows:

	December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Powertech	106,263	172,778	211,188	6,213
Ardentec	108,329	240,686	130,270	3,833
Caesar	240,003	—	—	—
Chantek	103,873	—	—	—

Total	558,468	413,464	341,458	10,046

Such charges form a part of cost of goods sold.

(b)	The Company purchased industrial gases from UIG totaling NT$119,137, NT$109,940 and NT$100,016 (US$2,943) for the years ended December 31, 2001, 2002 and 2003, respectively. Such purchases are included in cost of goods sold.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

(c)	For the years ended December 31, 2001, 2002 and 2003, the Company purchased wafers from Tower totaling NT$157,263, NT$136,047 and NT$36,600 (US$1,077). Such purchases are included in cost of goods sold. In 2001, the initial investment and the first and the second milestone payment were undertaken to a total amount of US$44,001, of which US$21,349 was reserved as prepaid credit for future wafer purchase. In September 2001, the Company utilized US$16 million of its prepaid credit account to purchase 1,255,848 Tower shares for US$12.75 per share. Moreover, as stated in 16.h, the Company made the third and the fourth milestone payments to Tower on April 23, 2002 and October 1, 2002, respectively, which, in aggregate, increased the Company’s prepaid credit account by US$8,800 (NT$299,112. As of December 31, 2003, the prepaid account amounted to NT$480,265 (US$14,138). However, the Company provided an allowance of NT$334,971 (US$9,855) for such prepaid credit after assessing an impairment.

(d)	Merchandise purchased from related parties are as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
PCI	232	404,717	63,798	1,877
Biomorphic	3,300	46,716	53,935	1,587
Raio	2,653	13,863	3,257	96

Total	6,185	465,296	120,990	3,560

(e)	The leasing income from Raio for the years ended December 31, 2001, 2002 and 2003 amounted NT$0, NT$1,510 and NT$587, respectively. Such income was charged monthly and was recorded as other income under non-operating income.

(f)	The Company entered into an IP license agreement with FueTrek in 2002 and paid in full in the amount of NT$10,050 (JPY34,300) as of December 31, 2003. The Company recorded such amount as a deferred asset and amortized it over the contract term.

(g)	The Company donated NT$117,000, NT$2,000 and NT$22,360 (US$658) to Macronix Education Foundation for the years ended December 31, 2001, 2002 and 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

(h)	Refer to note 9 with regard to information about the Company’s capital lease agreement with Caesar.

(i)	Accounts receivable from related parties as of December 31, 2002 and 2003 were as follows:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Raio	27,498	49,216	1,448
Biomorphic	15,999	45,910	1,351
UIG	21,200	11,347	334
PCI	33,237	1,305	38
Others	—	936	27

Total	97,934	108,714	3,198
Less: Allowance for doubtful accounts	(7,000)	(50,450)	(1,484)

Net	90,934	58,264	1,714

(j)	Payables to related parties as of December 31, 2002 and 2003 were as follows:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Powertech	60,292	56,623	1,666
UIG	8,517	29,929	880
Ardentec	31,255	13,890	409
Biomorphic	—	2,718	80
Tower	17,070	378	11
PCI	32,091	—	—
Others	7,584	32	1

Total	156,809	103,570	3,047

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

(k)	Loans

	Year ending December 31, 2001
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$6,275,370	March	$5,052,036	1.5%-7.79%	$337,381

	Year ending December 31, 2002
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$6,440,948	November	$6,424,108	2.09%-5.92%	$170,071

Year ending December 31, 2003
Chiao Tung	Not a related party

(l)	The Company guaranteed the loan to Biomorphic up to US$4,000. Such loan matured on July 14, 2003. As of December 31, 2002 and 2003, the guarantee under such loan were US$3,400 and US$0, respectively.

16.	Commitments and Contingencies The Company’s commitments and contingencies, not included in the financial statements, as of December 31, 2003 were as follows:

a.	Letters of credit issued for future deliveries of inventories and equipment amounted to NT$306,208 (US$9,009).

b.	The Company’s significant construction and machinery contracts totaled approximately NT$9,022,739 (US$265,453). As of December 31, 2003, the Company has paid NT$6,839,544 (US$201,222) pursuant to these contracts.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

c.	Operating Leases:

The land on which the Company’s buildings are located is leased from the HSIP. The lease term is from 1990 to 2020 and is renewable at the Company’s option.

Future minimum payments under these irrevocable operating leases as of December 31, 2003 were as follows:

	Operating Leases
	NT$	US$
2004	64,384	1,894
2005	64,384	1,894
2006	64,384	1,894
2007	64,384	1,894
2008	64,384	1,894
Thereafter	356,171	10,480

Total minimum lease payments	678,091	19,950

Rental expenses under the operating leases amounted to NT$71,746, NT$72,796 and NT$74,290 (US$2,186) for the years ended December 31, 2001, 2002 and 2003, respectively.

d.	The Company entered into an operating lease agreement of US$2,608 (NT$88,646) for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 31, 2003 to October 31, 2006. As of December 31, 2003, the Company has paid US$329 (NT$11,183) pursuant to the agreements. Future irrevocable payments are US$901(NT$30,625), US$901 (NT$30,625) and US$477 (NT$16,213) for 2004, 2005 and 2006, respectively.

e.	The license fees from products license agreements entered into by the Company with IBM and AGERE totally amounted to US$46,000 (NT$1,563,540). As of December 31, 2003, the Company has paid US$31,000 (NT$1,053,690) pursuant to the agreements.

f.	The Company entered into a technology agreement. As of December 31, 2003, fixed license fee has been fully paid, while running royalties will be charged based on the percentages of the net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay USD14,000 (NT$475,860) of running royalties in 2003 and 2004. As of December 31, 2003, USD

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

3,000 (NT$101,970) has been paid, while USD 11,000 (NT$373,890), of which USD 3,000 (NT$101,970) guaranteed by standby letters of credits, remained unpaid.

g.	On February 18, 1997, Atmel Corporation (“Atmel”) filed a legal action against MXA, one of the Company’s subsidiaries, with the International Trade Commission (“ITC”) for an alleged violation of Atmel’s patent No. 903. On June 1, 2001, the ITC issued a Notice of Final Determination, ruling that MXA did not infringe the 903 patent. Atmel filed a petition to the ITC to reverse its non-infringement finding. On July 26, 2001, the ITC denied Atmel’s petition for reconsideration. The 903 patent expired on September 14, 2001. Atmel did not appeal the final determination and therefore is bound by the ITC’s finding that MXA did not infringe the 903 patent.

In August 1997, Atmel filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for summary judgment for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA has sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and is awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s motion for summary judgment of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent are invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s motion for summary judgment against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. In light of the results to date, the Company believes that there will be no significant impact on its operations or financial position related to this dispute.

On July 9, 2003, the Company learned from Tower Semiconductor Ltd. (“Tower”) that a shareholders class action was filed on behalf of a class consisting of the ordinary shareholders of Tower at the close of business in the United States on April 1, 2002. This case was filed in the United States District Court for the Southern District of New York against Tower and its major corporate shareholders, including the Company, and against directors of Tower, including Miin Wu, the Company’s president and CEO. The lawsuit alleges violation of section 14(a) and 20(a) of the Security Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. The lawsuit alleges that Tower and its directors made false and misleading statements and omissions in a proxy solicitation to Tower’s shareholders regarding a proposed amendment to a contract between Tower and its major shareholders, including the Company. The plaintiffs are seeking unspecified damages and attorneys’ and experts’ fee and expenses. On January 30, 2004, the defendants filed with the court a motion to dismiss the action. The management considers the outcome of any judgment on the lawsuit with respect to the Company to be quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that may arise from the class action lawsuit.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

h.	The Company entered into an agreement with Tower Semiconductor Ltd. (“Tower”), an Israeli public company whose shares are quoted on the NASDAQ National Market, to purchase silicon wafers to be manufactured by Tower (“Wafer”) in an amount of 25% of then available quarterly manufacturing capacity of a specified production line, after it passes qualification testing, but not more than 4,750 Wafer outs per month (the “Minimum Loading Obligation”) commencing on the date manufacturing on a specified production line commences and ending 12 months following the expected production date, the Minimum Loading Obligation shall, from the third quarter of the expected production date, be reduced by 950 wafer outs per month each quarter. The minimum Loading Obligations may be limited to 15% of Tower’s capacity before Tower proves to the Company that the one time programmable or multiple time programmable pass the production qualification. If the Company maintains specified levels of investment in Tower’s shares, the Company will receive favorable pricing terms on the first 3,800 wafers purchased each month until the contract expires in 2011.

In conjunction with the foundry agreement, the Company entered into share purchase agreements in December 2000 with Tower whereby the Company agreed to invest US$75 million (NT$2,549 million) in Tower. Following an initial payment of US$20 million for 866,551 shares (US$11,215) (NT$381,198) and US$8,785 (NT$298,602) of prepaid credits made in January 2001, upon completion by Tower of certain milestones specified in the agreement, payments to Tower are made in five equal installments of US$11 million each. Upon satisfaction of each milestone, the Company is required to purchase 733,380 shares of Tower. Payments for the first milestone and the second milestone were made in March and April 2001, respectively. The Company acquired a total of 733,380 shares and increased its prepaid credit account by US$12,564 (NT$427,050) with the first two payments. The prepaid credit account is held on deposit with Tower. Pursuant to the terms applicable to the credits issued in connection with the various milestone payments, the prepaid credit account may be applied against wafer purchases by 7.5% to 15% of each wafer purchase amount. In addition, this account may in certain circumstances be applied towards the purchase of additional unregistered ordinary shares or credited against other amounts payable by the Company to Tower, including certain payments to be made by the Company and Tower Company under the SCM Waiver Agreement dated December 12, 2000 between the Company and Tower.

In September 2001, in connection with Tower’s financial restructuring, the Company (together with the other wafer producers) exchanged US$16,012 (NT$544,248) of its prepaid credit account to purchase 1,255,848 Tower shares at US$12.75 per share.

On March 22, 2002, an amendment to the above-mentioned share purchase agreements was implemented. According to this amendment, the Company is required to make the

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

third and fourth milestone payments no later than April 2002 and October 2002, respectively, without regard to whether each milestone is achieved. For 60% of each of the third and fourth milestone payment, Tower is required to issue shares based on the average closing price of Tower’s shares on the NASDAQ in the 30 trading days preceding the date of payments, provided, however, the average price per share shall not exceed US$12.50. For the remaining 40%, Tower is required to increase the Company’s prepayment account. Accordingly, the Company made the third and the forth milestone payment on April 23 and October 1, 2002, respectively. For these payments, the Company acquired 1,071,497 and 1,344,829 of Tower’s shares, respectively, at US$6.16 and US$4.908 per share, respectively, and aggregately increased its prepaid credit account by US$8,800. In addition, the Company participated in Tower’s shares offering on October 21, 2002 and acquired 660,000 shares at US$5 per share.

In February 2003, the board of Tower agreed to further amend the shares purchase agreement. The terms of the amendment require the payment of US$11,000 (NT$373,890) for the fifth and also the final milestone and this payment will be made in two installments. The first installment of approximately US$6,600 (NT$224,334) will be due five business days after the amendment is approved by Tower, the Company and certain shareholders of Tower; the second installment of approximately US$4,400 (NT$149,556) will be due five business days after Tower has raised additional funds equal to approximately US$22,000 (NT$747,780), referred to as the Minimum Financing. In addition, under the terms of the amendment, the Company is granted an option to convert all or a portion of its unused prepaid credit account associated with the fourth milestone payment in the aggregate amount of NT$304,524 (US$8,959) into Tower’s unregistered shares based on the average closing price of Tower’s common shares during the 30 consecutive days preceding December 31, 2005. On May 16, 2003, the Company paid US$3,600 (NT$122,364) for the first installment, obtaining 1,206,839 shares of Tower’s at the price of US$2.983 per share. There was US$3,000 (NT$101,970) of the first installment that remained unpaid as of June 30, 2003.

In November 2003, the Company agreed to amend the shares purchase agreement with Tower to, among other things, (a) advance the entire amount of the remaining fifth milestone payment of US$7,400 (NT$251,526), (b) defer the use of the Company’s wafer credits in Tower, and (c) extend the lock-up period for the Company’s Tower shares.
Specifically,

(a)	The Company agreed to waive all terms of Tower’s milestones and advance to Tower in one aggregate lump sum the remaining portion of the first installment (US$3,000)(NT$101,970) and the entire second installment (US$4,400) (NT$149,556). With respect to the remaining portion of the first installment, the Company will be issued non-assessable ordinary shares equivalent to the aggregate of its remaining portion of the first installment divided by US$2.983. With respect to the

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

second installment, the Company will be issued non-assessable ordinary shares equal to the second installment divided by the price per share in a certain public offering, provided, however, that such public offering is not consummated within 180 days from the date of the amendment, the Company will be issued non-assessable ordinary shares equal to the second installment divided by the average trading price for Tower’s shares during the 15 consecutive trading days preceding the payment of the second installment.

(b)	The Company agreed not to use wafer credits until January 1, 2007, except with respect to purchase orders issued before the date of the amendment utilizing wafer credits. However, the amendment provides an option for the Company to convert credits it would have otherwise been able to utilize per quarter into non-assessable ordinary shares of Tower. Unconverted credits will accrue interest at a rate per annum equal to three-month LIBOR plus 2.5% through December 31, 2007. Interest payments will be made quarterly and the aggregate principal amount of the unconverted credits will be repaid in one lump sum on December 31, 2007.

(c)	The Company agreed not to sell the Tower shares until January 29, 2006, except the Company may sell 30% of the Tower shares held by it as of January 29, 2004.

In December 2003, the Company advanced to Tower the remaining portion of the fifth milestone payment in the amount of US$4,400 (NT$149,556).

As of December 31, 2003, the Company owned approximately 15.75 % of Tower’s shares and held NT$480,265 or about US$14,138 of prepaid credit account. In December 2003, the Company provided an allowance of NT$330,982 (US$9,738) for the entire prepaid credit except for prepaid credit related to the final milestone of NT$373,914(US$11,001) because of the Company’s uncertainty towards 1) wafer purchases from Tower; and 2) the circumstances which would allow the prepaid credit to be applied towards the purchase of unregistered Tower shares being met.

17.	Other Disclosures

a Property, plant and equipment

Total capitalized interest amounted to NT$153,373, NT$363,670 and NT$79,114 (US$2,328) for the years ended December 31, 2001, 2002 and 2003, respectively.

The insurance coverage for property, plant and equipment amounted to NT$59,526,195, NT$60,128,403 and NT$60,701,821 (US$1,785,873) as of December 31, 2001, 2002 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

The depreciation expenses of idle assets for the years ended December 31, 2001, 2002 and 2003 were NT$0, NT$0 and NT$49,868, respectively. The Company recognized a disposal loss of NT$41,662 for certain idle assets as such assets were in the process of disposition in late 2003. Depreciation and market value decline on idle assets for the years ended December 31, 2002 and 2003 amounted to NT$0 and NT$91,530 (US$2,693), respectively. Such depreciation was recorded under non-operating expenses.

b Royalty Revenue

Royalty revenue earned amounted to NT$76,759, NT$34,462, NT$19,683 (US$579) for the years ended December 31, 2001, 2002 and 2003, respectively.

c Significant Subsequent Events

The Company granted 685,000 units and 785,000 units of 2003 stock option plan on March 11, 2004 and March 30, 2004 at exercise price of NT$13.15 and NT$12.30, respectively. Employees may exercise up to 50% of the options after two years, up to 75% after three years and up to 100% after four years.

In the first quarter of 2004, NT$393,800 (US$11,586) of unsecured domestic convertible debentures were converted into the Company’s common shares, which resulted in the issuance of 45,264,278 additional common shares.

(Unaudited) In the first quarter of 2004, US$1,100 of ECB V debentures were converted into the Company’s common shares, which resulted in the issuance of 3,188,218 additional common shares.

In the first quarter of 2004, the Company withdrew NT$700,000 (US$20,594) from the syndicated loan with Chiao Tung Bank.

On March 30, 2004, the Company’s 2004 stock option plan was authorized by the Securities and Futures Commission (“SFC”) to grant up to 200,000,000 units from March 31, 2004 to March 31, 2005.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

On November 17, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$ 10 at par by means of 13,125,000 global deposit shares. The application of this GDR offering was authorized by the SFC on January 30, 2004. Such offering was completed on April 5, 2004. Main terms of such offering are as follows:

i)	Offering amount: US$ 173,250.

ii)	Number of global depositary shares (“GDS”) offered: 13,125,000 GDSs, representing 525,000,000 common shares.

iii)	GDS: common share ratio: 1: 40

iv)	Offering price per GDS: US$ 13.20, representing NT$10.9 per common share.

v)	Listing place: Luxembourg Stock Exchange

d Information on Investments in Mainland China

On February 17, 2003, the Company was approved by MOEA to invest up to US$ 210 (NT$7,138) in Mainland China. As of December 31, 2003, no investment has been made yet

e Other

Certain accounts in the financial statements of the Company as of December 31, 2000, 2001 and 2002 have been reclassified to conform with the presentation of the current period.

18.	Segment Information

a) Segment and geographic data

The Company operates predominantly in one industry segment, the design, manufacturing, and supply of integrated circuits. The Company has two reportable segments, Macronix International Co., Ltd. and Macronix America, Inc. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The Company evaluates performance based on operating income of the respective business units. Segment operating income consists of revenue less direct and allocable operating expenses. Segment identifiable assets are those which are directly used in or identified to segment operations.

The geographic distributions of the Company’s identifiable assets, operating income and revenues are summarized in the following tables.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

2001	Domestic	USA	Others	Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	19,315,375	1,625,430	806,425	—	21,747,230
Sales between geographic areas	2,045,346	73,754	—	(2,119,100)	—

Net Sales	21,360,721	1,699,184	806,425	(2,119,100)	21,747,230

Operating income (loss), including other expenses	567,227	(156,008)	19,402	324,095	754,716

Interest revenue					495,611
Interest expense					(1,173,312)

Income before taxes					77,015
Tax expense					(943,495)

Net loss					(866,480)

Identifiable assets	71,978,632	4,076,899	212,175	(3,958,924)	72,308,782

Capital expenditures	8,294,353	777,500	5,900	—	9,077,753

Depreciation and amortization	7,996,672	5,237	3,847	—	8,005,756

2002	Domestic	USA	Others	Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	14,686,242	1,378,719	427,503	—	16,492,464
Sales between geographic areas	1,388,914	106,973	109,318	(1,605,205)	—

Net Sales	16,075,156	1,485,692	536,821	(1,605,205)	16,492,464

Operating income (loss), including other expenses	(10,467,666)	(1,110,247)	(1,212)	1,262,969	(10,316,156)

Interest revenue					216,937
Interest expense					(1,237,902)

Income before taxes					(11,337,121)
Tax expense					(19,898)
Minority interest					356

Net loss					(11,356,663)

Identifiable assets	66,320,896	309,266	4,531,545	(3,041,646)	68,120,061

Capital expenditures	8,971,409	—	3,871	—	8,975,280

Depreciation and amortization	8,731,930	4,774	5,397	—	8,742,101

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

2003	Domestic	USA	Others	Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	15,799,829	824,254	1,088,104	—	17,712,187
Sales between geographic areas	1,782,732	273,133	118,614	(2,174,479)	—

Net Sales	17,582,561	1,097,387	1,206,718	(2,174,479)	17,712,187

Operating income (loss), including other expenses	(7,289,636)	(1,221,898)	23,435	1,285,113	(7,202,986)

Interest revenue					103,847
Interest expense					(1,077,898)

Income before taxes					(8,177,037)
Tax expense					(21,027)
Minority interest					319

Net loss					(8,197,745)

Identifiable assets	59,272,988	6,037,777	251,063	(4,140,075)	61,421,753

Capital expenditures	1,598,526	2,226	5,296	—	1,606,048

Depreciation and amortization	9,278,878	3,344	7,209	(2,420)	9,287,011

Major customers

Revenues from customers representing over 10% of total net sales are as follows:

	For the year ended December 31,
Customers	2001		2002		2003
	NT$	%	NT$	%	NT$	%	US$
Nintendo	8,389,547	38.58	5,646,469	34.24	3,509,988	19.82	103,265
Mitsubishi	2,556,151	11.75	379,982	2.30	1,841,889	10.40	54,189
HP	1,364,785	6.28	1,691,841	10.26	1,739,782	9.82	51,185

Total	12,310,483	56.61	7,718,292	46.80	7,091,659	40.04	208,639

Exports

The Company’s export sales accounted for 74%, 82% and 68 % of total net sales for the years ended December 31, 2001, 2002 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Export sales from the ROC are as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Japan	10,892,506	7,983,215	7,269,548	213,873
Singapore and Hong Kong	2,702,321	3,656,167	3,487,250	102,596
United States	1,808,299	1,616,837	823,145	24,217
Europe	633,198	345,226	453,641	13,347

Total	16,036,324	13,601,445	12,033,584	354,033

Products

The Company’s principal products and services consist of memory products, SOC products and services, and multimedia products. The following table sets forth the amounts of total net sales revenue from external customers represented by these products for the years ended on December 31, 2001, 2002 and 2003:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
ROM	12,308,932	7,574,989	7,463,464	219,578
Flash	3,044,612	4,355,660	5,810,494	170,947
SMS*	2,783,645	410,662	2,359,687	69,423
SLC**	2,000,745	2,894,427	1,286,807	37,858
EPROM	978,625	592,079	303,519	8,930
Others	630,671	664,647	488,216	14,364

Total net sales revenue	21,747,230	16,492,464	17,712,187	521,100

*	SMS (Strategic Manufacturing Service) refers to value added service of memory and wafer manufacturing to strategic alliance.

**	SLC (Systematic Logic Chip) refers Logic and Core SOC products.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

19.	Financial Instruments

Significant portions of the Company’s revenues are denominated in currencies other than the NT dollar. Most of the Company’s debt and payables for purchases of capital goods are denominated in currencies other than the NT dollars, primarily in US dollars and Japanese Yen. As of December 31, 2003, approximately 46.62% of the Company’s long-term debt was in US dollars and approximately 31.59% of the Company’s accounts receivable were in Japanese Yen. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes financial instruments to hedge its foreign currency exposure. These hedging transactions are designed to reduce the impact of foreign currency exchange rate movements.

The Company also entered into certain derivative contracts for hedging purposes. To mitigate the credit risk associated with financial instruments, all the counter-parties of the contracts entered into by the Company are reputable global financial institutions. The outstanding financial instrument positions, identified for hedging or trading purposes, as of December 31, 2001, 2002 and 2003 are as follows:

a.	Foreign currency forward contracts

The table below summarizes by major currency the notional amounts of forward exchange contracts in NT dollars. Foreign currency amounts are translated at rates current at the reporting date. The “buy” amounts represent the NT dollar equivalent of commitments to purchase foreign currencies, and the “sell” amounts represent the NT dollar equivalent of commitments to sell foreign currencies. Most of the Company’s foreign exchange forward contracts matured in 2002, and were entered into for the purposes of hedging the foreign exchange exposures arising from the Company’s assets and liabilities. As of December 31, 2002 and 2003, there were no outstanding foreign exchange forward contracts. Net exchange gains (losses) related to foreign currency forward contracts for the years ended December 31, 2001, 2002 and 2003 were NT$47,821, NT$(30,612) and NT$311 (US$9), respectively.

	As of December 31,
	2001		2002		2003
	Buy	Sell	Buy	Sell	Buy	Sell
US dollar	314,550	—	—	—	—	—
Japanese Yen	—	333,660	—	—	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

b.	Option contracts

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

To hedge against certain of the Company’s long-term debts denominated in US dollars which bear interest at floating three-month SIBOR (Singapore Inter Bank Offered Rate), the Company entered into cross currency and interest rate swaps which effectively converted the debts into Japanese Yen and the floating interest rate into a fixed interest rate. Since most of the Company’s receivables are denominated in Japanese Yen, the conversion from US dollar to Japanese Yen mitigates the foreign exchange exposure.

d.	Structured deposits

The Company entered into certain structured deposits, or dual currency deposits, to earn higher interest rates, but they expose the Company to foreign exchange risk. The Company placed deposits with certain financial institutions which entitled the Company to earn interest rates in excess of the market rates for a “basic” deposit. However, the financial institutions have the option to settle the deposit and accrued interest in the original currency or settle the deposit and accrued interest with an alternative currency other than the original currency. The conversion rate is stated in the contracts. These contracts are entered into for hedging purposes.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

e.	The estimated fair values of the Company’s financial instruments were as follows:

On balance sheet:

	As of December 31,
	2002		2003
	Carrying amount	Fair value	Carrying amount		Fair value
	NT$	NT$	NT$	US$	NT$	US$
Cash and cash equivalents	7,394,361	7,394,361	10,648,514	313,284	10,648,514	313,284
Short-term investments	1,185,324	1,187,125	849,436	24,991	853,776	25,118
Long-term equity investments	1,827,089	1,838,860	3,056,722	89,930	3,459,420	101,778
Short-term debts and notes	(2,159,151)	(2,159,151)	(2,748,446)	(80,860)	(2,748,446)	(80,860)
Long-term debts (including current portion)	(27,079,629)	(27,360,152)	(21,859,077)	(643,103)	(22,062,438)	(649,086)
Cross currency interest rate	20,425	20,895	—	—	—	—
Equity contract	(1,385,110)	(1,887,620)	(2,049,767)	(60,305)	(2,061,527)	(60,651)
Derivative related to the 8 options	(359,181)	(504,333)	—	—	—	—
Option	—	—	—	—	(4,839)	(142)

f.	Derivative contracts relating to convertible debentures.

On May 5, 1998, the Company issued convertible debentures in an aggregate principal amount of US$150,000, which were privately placed with a financial institution. A wholly- owned subsidiary (the “Subsidiary”) of the Company subsequently entered into a call option contract with the financial institution, the underlying reference being the convertible debentures. The terms of the contract provided that the notional amount of US$150,000 is divided into fifteen options and the Subsidiary is entitled to exercise the options separately, at the discretion of the Subsidiary during the life of the contract, but at a minimum number of two and a maximum number fifteen. The Company simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen into New Taiwan dollars and New Taiwan dollars into United States dollars. Subsequently, the option contract and the currency swaps were combined into one contract. The Subsidiary exercised two options and five options on January 22, 2000 and June 26, 2000, respectively. In April 2003, the Company settled the remaining eight options by paying US$13,147 (NT$446,867). The related settlement gain was US$1,207 (NT$41,026).

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

In June 2000, the Company entered into a contract with a financial institution for the settlement of five options relating to a zero coupon convertible debenture due 2003 with the underlying reference being 47,727,535 of the Company’s common shares. The contract, as amended, expires in May 2003. However, in April 2003, the Company extended the contract to May 2004. As of December 31, 2003, the remaining underlying reference was 53,253,964 of the Company’s common shares. If the share price is lower than the predetermined contract price, then the Company would pay the difference between the two amounts to the financial institution. The contract rate at which the contract is settled is based on US dollars, and the Company’s share price is converted into US dollars using current NT dollars to US dollars exchange rates in order to determine the settlement amount. The predetermined contract price and the share price converted into US dollars using current exchange rate were US$1.37 and US$0.23 per share, respectively. The carrying amount of this contract as of December 31, 2003 was a loss of US$60,305 (NT$2,049,767) , while the fair value was a loss of US$60,651 (NT$2,061,527). The Company maintained a deposit of US$44,246 (NT$1,530,922) in that financial institution. Such deposit is maintained exclusively for the future settlement of the contract.

Under the SAR I 15,638,207 shares and SAR II 18,723,829 shares vested in 2002 with an exercise price of $17.98 and $33.86. With respect to the contract referenced to the 53,253,964 shares, the Company recorded a liability relating to a portion of the contract representing the 15,638,207 and 18,723,829 shares based on the difference between the contract strike price and NT$17.98 and NT$33.86, this resulted in a total liability related to the contract of NT$1,385,110. The Company’s additional obligation on a ROC GAAP basis related to the contract, based on the fair value of the underlying shares of NT$12.009 at December 31, 2002, was NT$502,510. The Company recorded this additional obligation in 2003.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

the balance sheet date. The Company minimizes exposure to credit risk by only dealing with reputable banks.

The notional amounts of the financial instruments as of December 31, 2002 and 2003 were as follows (amounts in thousands):

	December 31,
Financial instruments	2002		2003
Written options-hedging		—		¥1,597,500
			USD	15,000
Purchased options-hedging		—		¥2,396,250
			USD	22,500
Cross currency interest rate swaps-hedging	US$	4,000		—
Call options relating to convertible debentures	US$	80,000		—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Price risk
There are three types of price risk: currency, interest rate and market risks. Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates; interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates; market risk is the risk that the value of financial instrument will fluctuate as a result of changes in market prices. The Company considers that the price risk related to the hedge transactions is minimal as gains or losses from contracts for hedging purposes are likely to be offset by gains or losses from the underlying assets and liabilities denominated in foreign currencies.

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

The Company also entered into a currency (JPY v.s. USD) swap contract for the US$80,000 convertible debentures, which exposes the Company to currency risks for both Japanese yen and U.S. dollars. The Company considers that the currency risk related to the contract is minimal as gains or losses from the contract will be offset by gains or losses from the underlying assets and liabilities denominated in Japanese yen or U.S. dollars. The contract was settled in April 2003.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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

20.	Reconciliation to Accounting Principles Generally Accepted in the United States of America

The Company’s financial statements have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain significant respects from US GAAP. Differences, which have a significant effect on the Company’s consolidated results of operations and shareholders’ equity, are as follows:

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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

Under US GAAP, such plant capacity variances can only be allocated between cost of goods sold and inventory. This also resulted in additional inventory allowances of NT$1,511,910 and NT$740,416 as of December 31, 2002 and 2003, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

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

Under US GAAP, available-for-sale securities as of December 31, 2002 and 2003 are as follows:

	As of December 31,
	2002		2003
	Market value	Cost	Market value		Cost
	NT$	NT$	NT$	US$	NT$	US$
Classified as current assets:
Open-end mutual funds, marketable securities	1,187,125	1,202,539	853,776	25,118	871,095	25,628

Classified as non-current:
Equity securities	800,934	822,157	2,894,513	85,158	1,026,593	30,203

Realized gains from sale of securities classified as available-for-sale for the years ended December 31, 2001, 2002 and 2003 were NT$42,697, NT$6,778, NT$111,957 (US$3,294), respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

During 2001, 2002 and 2003, an other-than-temporary decline in value of NT$645,556, NT$538,151, and NT$0 was recognized, respectively, under US GAAP for the Company’s investment in Tower. At December 31, 2003, the price of Tower’s shares was US$ 7.89 per share compared with the average cost to the Company of US$3.06 per share.

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

Prior to January 1, 2001, under US GAAP, generally, written options are marked to market through earnings in all situations, unless they are part of a combination of options which also includes a purchased option of equal or greater fair value. Purchased options are eligible for hedge accounting and changes in the intrinsic value of the option are treated as an adjustment of the basis of the hedged assets or liabilities. For derivative financial instruments indexed to the Company’s own stock, the Company is required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings (See note 20.f). Differences between ROC GAAP and US GAAP in accounting for derivative financial instruments are detailed below:

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

For periods prior to January 1, 2001, under US GAAP, the option element of these contracts is measured at fair value and is recognized on the balance sheet, subsequent changes in the fair value of the option are recognized in earnings in the period of change.

In June 1998, the U.S. Financial Accounting Standards Board (“U.S. FASB”) issued Statement 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires the Company to recognize all derivatives on the balance sheet date at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives’ change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of NT$620,503 being recognized in earnings in the consolidated statement of operations and a charge of nil to other comprehensive income. Subsequent to December 31, 2000, none of the Company’s derivative positions qualified as hedges under U.S. GAAP. The Company has issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. The Company has bifurcated such conversion options in accordance with FAS 133 and accounted for the bifurcated derivative instrument in accordance with FAS 133 and the host instrument in accordance with the applicable standards. In addition, as discussed in note 12, the Company repurchased and redeemed certain convertible bonds that included such embedded derivatives. Under US GAAP, the related extinguishment losses for the year ended December 31, 2002 and 2003 were NT$6,716 and NT$9,833, respectively. In addition, for the Company’s share purchase agreement with Tower, the Company has also bifurcated the derivative embedded in the agreement.

f.	Stock Appreciation Rights

ROC GAAP has no specific accounting provisions for Stock Appreciation Rights (“SAR”) plans and the Company only recognizes compensation expense for the plan to the extent it is not covered by the gain on the derivative financial instruments intended to fund the costs of the SAR. The Company allocates a portion of the gains or losses from a derivative contract designated as a hedge of the SAR program for ROC GAAP purposes by correlating the number of shares in the SAR plan that have vested with a number of shares referenced in the derivative contract. The Company records gains or losses on the portion of the derivative contract related to the SAR plan based on the difference between the strike price in the derivative contract and the employees’ exercise price. See also note 20f.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

US GAAP requires the Company to account for its stock appreciation rights granted to employees in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Under APB 25, the Company recognizes compensation expense for the plan based on the amount by which the quoted market value of the shares of the Company’s stock covered by the grant exceeds the exercise price of the rights. Compensation is accrued as a charge to expense over the vesting period based on current market values of the SAR at the end of each period. As of December 31, 2003, all shares under SAR totaling 72,208,948 were expired and cancelled.

g.	Employee Stock Options

Under ROC GAAP, there were no specific regulations with respect to the accounting for stock options prior to 2004. Accordingly, the Company elected not to account for stock options in the financial statements. Effective from January 1, 2004, the Company is required to use either the fair value method or the intrinsic value method to account for its stock options. Under the fair value method, stock options are stated on the fair value calculated by pricing models such as Black-Scholes or binomial model. Under the intrinsic value method, stock options are recorded by the excess of the market price of the underlying shares at the grant date over the exercise price of the stock option. The fair value method is encouraged but not required. If the intrinsic value is used, the Company is required to disclose pro-forma net income and earnings per share assuming the fair value method is used.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for the Company. The Company used APB 25 to account for its stock options.

Under the 2001 plan, 2002 plan and 2003 plan (as discussed in Note 12), the Company granted 71,768,500 shares, 560,000 shares, 151,507,000 shares, 16,449,000 shares, 2,753,500 shares, 193,212,000 shares and 829,000 shares to its employees on January 16, 2002, May 6, 2002, October 1, 2002, December 16, 2002, April 7, 2003, June 13, 2003, and November 4, 2003, respectively, at exercise prices of NT$21.2, NT$20.8, NT$11.1, NT$11.3, NT$9.2, NT$7.75 and NT$9.0, respectively. Employees may exercise up to 50% of the options after two years, up to 75% after three years and up to 100% after four years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 1.74%; dividend yield of 0.00%; volatility factors of the expected market price of the Company’s common stock ranging from 0.536 to 0.597; and a weighted-average expected life of the option of 4.4 years.

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

There was no compensation recorded related to the options under APB 25 because all of the options exercise prices are equal to the market price at the grant date.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information is as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Net income (loss), as reported under US GAAP	(4,462,878)	(13,840,747)	(8,876,618)	(261,154)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	—	(379,539)	(84,913)	(2,498)

Pro forma net income (loss)	(4,462,878)	(14,220,286)	(8,961,531)	(263,652)

Earnings (loss) per share (in dollars)

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Basic — as reported	(1.21)	(3.73)	(2.28)	(0.07)

Diluted — as reported	(1.21)	(3.73)	(2.28)	(0.07)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Basic — pro forma	(1.21)	(3.84)	(2.30)	(0.07)

Diluted — pro forma	(1.21)	(3.84)	(2.30)	(0.07)

A summary of the Company’s stock option activity and related information for the years ended December 31, 2002 and 2003 is as follows:

	As of December 31, 2002		As of December 31, 2003
	Options	Weighted-Average	Options	Weighted-Average
	(in thousand)	Exercise Price	(in thousand)	Exercise Price
Outstanding-beginning of year	—		239,685	NT$	14.91
Granted	239,685	14.91	196,794		7.78
Exercised	—		—		—
Forfeited	—		(146,179)		16.40

Outstanding-end of year	239,685	14.91	290,300		9.31

Weighted-average fair value of options granted for the year ended December 31, 2002 and 2003 was NT$7.20 per unit and NT$4.48 per unit. The weighted average remaining contractual life of those options for the year ended December 31, 2002 and 2003 is 5.54 years and 5.17 years.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
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

Under ROC GAAP, the criteria used in the determination of the valuation allowance is less stringent than under US GAAP.

Under US GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider more subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, the Company’s valuation allowance for deferred tax assets amounted to NT$7,835,861 and NT$8,305,012 (US$244,337) as of December 31, 2002 and 2003.

l.	Research and Development Expense

On a ROC GAAP basis, royalty expense for the Company is included in research and development expense. On a U.S. GAAP basis, royalty expense for the Company is included in selling expense or administrative expense depending on the nature of the expense. Accordingly,

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

on a U.S. GAAP basis, research and development expenses were NT$3,335,049 in 2001, NT$3,443,456 in 2002, and NT$2,535,259(US$74,588) in 2003, respectively.

m.	Reclassification of Capital Account to Accumulated Deficit

Under ROC GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to cover up its accumulated deficit.

Under US GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. The Company reclassified NT$2,630,621 of its additional paid-in capital to accumulated deficit account. Under US GAAP, this reclassification is eliminated.

n.	Convertible Debt Securities with Beneficial Conversion Feature

Under ROC GAAP, there are no specific regulations with respect to the accounting for beneficial conversion features embedded in convertible securities. Accordingly, the Company elected not to account for beneficial conversion features in the financial statements.

Under US GAAP, in accordance with EITF 00-27 “Application of EITF98-5 Accounting for Convertible Securities with Beneficial Conversion Features” (EITF 00-27), convertible securities with beneficial conversion features or contingently adjustable conversion ratios are recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount to be allocated should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The resulting discount on the convertible security is accreted, as interest expense, from the date the beneficial conversion feature is fixed to the stated redemption date.

o.	Rights Issues and Earnings Per Share

Under ROC GAAP, if a rights issue that is offered to employees contains a bonus element, basic and diluted EPS shall be adjusted retroactively for the bonus element for all periods presented. However, under US GAAP, such retroactive adjustment is required for all rights issue containing bonus element, regardless whether the rights issuance is offered to employees or existing shareholders.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Under ROC GAAP, earnings per share is retroactively adjusted for shares issued for employee bonuses. Under US GAAP, shares issued for employee bonuses will affect the current period’s earnings per share only.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

The number of weighted average shares outstanding under US GAAP is presented below:

	For the year ended December 31,
	2001	2002	2003
Number of common shares outstanding on January 1	2,474,409,144	3,359,342,613	3,691,276,875
Stock dividends and transfer of capital reserve to capital on May 28, 2001 (30%)	742,322,744	—	—
Employee bonus transfer to capital on May 28, 2001	84,785,006	—	—
Weighted average effect of 2001 stock dividend	—	—	—
Weighted average number of treasury stock	—	(32,228,400)	(46,023,152)
Capital reserve transferred to common stock (10%)	—	333,313,737	—
Bonds converted to common for the years ended
December 31, 2003 (263,975,068 shares)	—	—	134,088,222
Issuance of common shares for cash on November 11, 2003 (475,000,000 shares*51/365)	—	—	66,369,863
Weighted average effect of 2002 stock dividend	330,151,689	—	—
Add: retroactive adjustment for bonus element included in the rights offering on November 3, 2003 (1.2462%)	45,257,854	45,616,253	47,098,159

Weighted-average number of shares	3,676,926,437	3,706,044,203	3,892,809,967

P.	Classification of Allowance for Prepayments and Long-lived Assets to be Abandoned
Under ROC GAAP, except for bad debt allowance, allowance for assets is classified as non-operating expenses.

Under US GAAP, allowance for prepayment and impairment of long-lived assets to be abandoned are classified as operating expenses.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Net income (loss) for US GAAP purposes is reconciled as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Net income (loss) as reported under ROC GAAP	(866,480)	(11,356,663)	(8,197,745)	(241,181)
(a) Compensation expense relating to employee bonuses and remuneration to directors and supervisors (Note I)	(4,272,717)	—	—	—
(b) Additional pension gain on an actuarial basis	2,696	2,696	2,696	79
(c) Plant capacity loss	527,987	(527,987)	268,671	7,904
(d)(i) Unrealized (losses) gains on marketable securities	33,731	(16,516)	4,444	131
(d)(ii) Other-than-temporary decline in value on marketable securities	(645,556)	(538,151)	—	—
(e) Derivative financial instruments:
(i) Net gains (losses) on derivative financial instruments held for trading purposes	227,908	449,041	(611,359)	(17,986)
(iii) Gain on derivative embedded in share purchase agreement	—	—	225,753	6,642
(f) Compensation cost recognized for stock appreciation rights (Note II)	496,347	93,190	—	—
(h) Purchase and sale of the Company’s own shares	16,695	—	—	—
(j) Investment in equity investees	(29,484)	—	—	—
(k) Adjustment for taxes	666,498	(1,946,357)	48,143	1,416
(n)Convertible debt securities with beneficial conversion feature	—	—	(617,221)	(18,159)
Tax effect on the above reconciled items	—	—	—	—

Net income (loss) before cumulative effect of a change in accounting principle in accordance with US GAAP	(3,842,375)	(13,840,747)	(8,876,618)	(261,154)
Cumulative effect on prior years (to December 31, 2000) of a change in accounting principle for FAS 133	(620,503)	—	—	—

Net income (loss) in accordance with U.S. GAAP	(4,462,878)	(13,840,747)	(8,876,618)	(261,154)
Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities	(27,767)	(20,511)	1,642,167	48,313
Change in translation adjustment	167,144	(53,125)	(30,182)	(888)
Reclassification adjustment for realized gains (losses) on available-for-sale securities	112,749	11,715	19,318	569

Comprehensive income (loss) in accordance with US GAAP	(4,210,752)	(13,902,668)	(7,245,315)	(213,160)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Per share amounts:
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(1.04)	(3.73)	(2.28)	(0.07)
Basic net income (loss) per share for cumulative effect on prior years (to December 31, 2000) of a change in accounting principle for FAS 133 (note 20e)	(0.17)	—	—	—

Basic net income (loss) per share	(1.21)	(3.73)	(2.28)	(0.07)

Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(1.04)	(3.73)	(2.28)	(0.07)
Basic net income (loss) per share for cumulative effect on prior years (to December 31, 2000) of a change in accounting principle for FAS 133 (note 19e)	(0.17)	—	—	—

Diluted net income (loss) per share.	(1.21)	(3.73)	(2.28)	(0.07)

The diluted earnings per share calculation excludes the statement of operations impact of NT$433,525, NT$413,809, and NT$240,708 related to the assumed conversion of convertible bonds into 210,301,619, 374,454,410 and 659,968,955 weighted average shares for years 2002 and 2003, respectively. In addition, 1,996,820 weighted average shares assumed exercise of stock options for year 2003 were also excluded in the diluted earnings per share calculation. The impact of the assumed conversion and exercise of stock options has been excluded due to the anti-dilutive effect.

Note I:	At the shareholders’ meeting on May 30, 2002, no employee bonuses were distributed. Additional compensation expense for employees bonuses and remuneration of directors and supervisors in the amount of $4,272,717, nil, nil was reflected in the statement of operations under US GAAP for the years ended December 31, 2001, 2002 and 2003, respectively.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

determined by dividing the bonus amount by the par value of the shares (NT$10). The resulting number of common shares is then fixed. Any subsequent declaration of stock dividend that increases the number of common shares outstanding without any consideration paid into the Company requires that the market price used to value the bonus shares be adjusted for the effect of the stock dividend.

Note II:	In 1999 and 2000, the Company granted its employees stock appreciation rights (SAR), which entitled the holder to a cash payment per share equivalent to the excess of the quoted market price of the shares of the Company stock over the exercise price of the right. During 1999, the Company granted 61,179,500 shares under the SAR plan. As of December 31, 1999, 967,500 shares had been forfeited and there were 60,212,000 shares outstanding. As of December 31, 2000, with the addition of 1,806,232 shares, there were 62,018,232 shares outstanding, including vested rights to 15,632,961 shares and unvested rights to 46,385,271 shares. As of December 31, 2001 there were 73,415,260 shares outstanding which resulted from the forfeiture of 2,470,900 shares, the exercise of 3,868,880 shares and a stock dividend of 17,736,808 shares during the year. The 2001 outstanding shares also represent vested rights to 35,081,684 shares and unvested rights to 38,333,576 shares. As of December 31, 2002 there were 72,208,948 shares outstanding which resulted from the forfeiture of 2,755,696 shares, the exercise of 5,316,670 shares and a stock dividend of 6,866,054 shares during the year. In April 2003, all the 72,208,948 shares expired and were cancelled.

The general terms of the SAR plan are as follows:

1.	Vesting period: 25% of the SAR granted are vested on August 1, starting August 1, 2000 and 2001, and the remaining 50% on August 1, 2002.

2.	Estimated grant price: The grant price is estimated in accordance with the SAR plan if the actual cost is not available. The Company’s management has the legal right to alter the grant price. Estimated grant prices after adjusting for the stock dividend in July 2002 are as follows:

NT$17.98 for SAR vested August 1, 2000, NT$33.86 for SAR vested August 1, 2001, NT$33.86 for SAR vested August 1, 2002.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Gross profit (loss) for US GAAP purposes is reconciled as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Gross profit (loss) as reported under ROC GAAP	10,073,127	(615,291)	(2,941,649)	(86,545)
Inventory loss (provision) reversal	(2,586,505)	(2,929,284)	1,185,227	34,870
Compensation expense relating to employee bonuses and remuneration of directors and supervisors (cost of goods sold)	(1,606,114)	—	—	—
Compensation cost recognized for stock appreciation rights	186,577	51,627	—	—
Pension gain on actuarial basis	2,696	2,696	2,696	80
Depreciation of idle assets	—	—	(49,869)	(1,467)
Impairment of idle assets	—	—	(41,661)	(1,226)
Plant capacity loss	527,987	(527,987)	268,671	7,904

Gross profit (loss) in accordance with US GAAP	6,597,768	(4,018,239)	(1,576,585)	(46,384)

Operating income (loss) for US GAAP purposes is reconciled as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Operating income (loss) as reported under ROC GAAP	3,515,954	(6,826,718)	(7,683,989)	(226,067)
Compensation cost recognized for stock appreciation rights	496,347	93,190	—	—
Compensation expense relating to employee bonuses and remuneration of directors and supervisors	(4,272,717)	—	—	—
Pension gain on actuarial basis	2,696	2,696	2,696	80
Government subsidy	—	2,286	5,125	151
Reversal of allowance for bad debt	54,810	—	—	—
Allowance for prepaid expenses	—	—	(334,971)	(9,855)
Depreciation of idle assets	—	—	(49,869)	(1,467)
Impairment of idle assets	—	—	(41,661)	(1,226)
Inventory loss provision and research and development subsidies	(2,587,894)	(2,929,284)	1,185,227	34,870
Plant capacity loss	527,987	(527,987)	268,671	7,904

Operating income (loss) in accordance with US GAAP	(2,262,817)	(10,185,817)	(6,648,771)	(195,610)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Shareholders’ equity for US GAAP purposes is reconciled as follows:

	As of December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Shareholders’ equity as reported under ROC GAAP	43,143,625	30,214,293	29,247,534	860,475
(a) Compensation cost recognized for stock appreciation rights	849,513	942,703	—	—
(b) Accrual for pension costs under actuarial method	(40,431)	(37,735)	(35,039)	(1,031)
(c) Net unrealized gain (loss) on available-for-sale securities	7,951	(224,047)	682,837	20,089
(d) Net loss on derivative financial instruments	(1,046,265)	(597,224)	(265,880)	(7,822)
(e) Compensation expense relating to employee bonuses and remuneration of directors and supervisors	—	—	—	—
(f) Treasury stock	(142,365)	—	—	—
(g) Goodwill on investment	—	(356)	(356)	(10)
(h) Additional valuation allowance of tax	—	(1,946,357)	(1,898,214)	(55,846)
(i) Plant capacity loss	527,987	—	268,671	7,904
(n) Convertible debt securities with beneficial conversion feature	—	—	195,449	5,750

Shareholders’ equity in accordance with US GAAP	43,300,015	28,351,277	28,195,002	829,509

Shareholders’ equity consists of the following:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Common shares	36,912,769	44,027,583	1,295,310
Subscriptions received	—	274,936	8,089
Additional paid-in capital	13,989,882	14,616,667	430,028
Accumulated deficits	(23,639,458)	(31,356,226)	(922,513)
Accumulated other comprehensive income	183,257	1,814,560	53,385
Treasury stock	(1,205,131)	(1,205,131)	(35,455)
Reserves	2,109,958	22,613	665

	28,351,277	28,195,002	829,509

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Accumulated other comprehensive income consists of the following:

	As of December 31,
	2002	2003
	NT$	NT$	US$
Unrealized gains (losses) on marketable securities	(36,636)	1,624,848	47,804
Cumulative translation adjustments	219,893	189,712	5,581

Total	183,257	1,814,560	53,385

Domestic and international components of pre-tax income (loss) are as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Domestic	(3,964,937)	(10,708,768)	(7,636,349)	(224,665)
International	(220,944)	(1,166,080)	(1,267,704)	(37,296)

Total	(4,185,881)	(11,874,848)	(8,904,053)	(261,961)

A reconciliation of the significant differences between the expected income tax expense (benefit) and the income tax expense (benefit) is as follows:

	For the year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Expected income tax expense (benefit)	(1,046,470)	(2,968,712)	(2,226,013)	(65,490)
Additional income tax due to different enacted tax rate under U.S. GAAP	(710,771)	(758,975)	674,687	19,850
Additional income tax assessed	58,879	—	—	—
Tax exemption	(256,260)	—	—	—
Investment credit forfeited (earned)	(920,993)	(1,405,069)	829,546	24,405
Change in valuation allowance	1,783,776	6,052,085	468,595	13,786
Net loss (gain) on long-term equity investment	(20,466)	122,200	317,135	9,330
Non-deductible employee bonus	1,068,179	—	—	—
Non-taxable net (gains) losses on financial instruments	98,149	(112,260)	250,707	7,376
Non-deductible compensation cost recognized for stock appreciation rights	(124,087)	(23,298)	—	—
Effect of rate change	—	1,066,033	(373,681)	(10,994)
Impact of industrial park reduced tax rates	329,430	—	—	—
Others, net	17,631	(5,749)	31,908	939

Income tax expense (benefit)	276,997	1,966,255	(27,116)	(798)

The tax exemption for 2002 had no impact on earnings per share.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Concentration of Risk
The Company designs, develops, manufactures and markets a variety of semiconductor products. The Company’s revenues are derived primarily from the sale of mask ROMs and Flash. The Company’s other products include SLC, logic products and wafers. The Company distributes its products on a global basis but mainly to customers in Asia. The Company’s largest customer, Nintendo, and the Company’s largest three customers accounted for 40.04% and 58.00% of the Company’s total net sales, respectively, for the period ended December 31, 2003. The Company’s sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars and Japanese Yen.

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

Substantially all of the Company’s accounts receivable are due from companies in high technology industries located primarily in Asia. Further, as of December 31, 2002 and 2003, the three largest accounts receivable balances amounted NT$1,558,152 and NT$1,164,757 (US$34,268), respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables generally are due within 45 to 60 days.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Valuation and Qualifying Accounts The following table summarizes the changes in the allowance for accounts and notes receivable, inventory and royalty accruals under ROC GAAP:

	At December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Allowance for doubtful accounts:
Balance as at beginning of period	284,403	196,016	210,883	6,204
Bad debt expense (reversal)	9,431	14,918	(33,059)	(973)
Bad debts written off	(97,818)	(51)	(12,567)	(370)

Balance at the end of the year	196,016	210,883	165,257	4,861

Allowance for inventory losses:
Balance as at beginning of period	1,054,883	3,243,666	5,751,735	169,218
Amount expensed during the period (reversal)	2,586,505	2,929,384	(1,185,227)	(34,870)
Write-off of inventories	(397,722)	(421,315)	(186,489)	(5,486)

Balance at the end of the year	3,243,666	5,751,735	4,380,019	128,862

Royalty accruals:
Balance as at beginning of period	538,007	852,367	672,604	19,788
Amount expensed during the period	490,000	596,825	195,000	5,737
Payments made during the period	(175,640)	(776,588)	(192,147)	(5,653)

Balance at the end of the year	852,367	672,604	675,457	19,872

21.	Summarized Financial Information of Equity Investees

The following table presents summarized financial information in accordance with US GAAP for equity investees with an ownership percentage between 20-50% as of December 31, 2002, and 2003 and for the years ended December 31, 2001, 2002 and 2003.

	At December 31,
	2002	2003
	NT$	NT$	US$
Current assets	350,816	215,390	6,337
Non-current assets	66,645	46,820	1,377
Current liabilities	322,471	176,643	5,197
Non-current liabilities	452	326	9
Total shareholders’ equity	94,538	85,241	2,508

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

	Year ended December 31,
	2001	2002	2003
	NT$	NT$	NT$	US$
Net sales	511,359	669,073	311,391	9,161
Sales less cost of sales	(307,529)	204,681	38,969	1,146
Net income (loss)	(1,027,095)	(191,905)	(284,591)	(8,373)

At December 31, 2003, the unamortized difference between the amount of which the investments were carried and the amount of the Company’s underlying equity in the investees’ net assets amounted to NT$ 2,282 (US$67). Such difference is amortized over 3-5 years from the date of the investment.

22.	New Accounting Pronouncements
In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. For variable interests in entities commonly referred to as “special purpose entities”, implementation of this statement is required by January 1, 2004. And for all other variable interest entities, implementation is required by December 31, 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 in July 2003 did not have a significant impact on the Company’s financial statements.

In May 2003, the U.S. FASB issued SFAS Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Amounts in thousands except share, per share, and percentage data)

Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective for all existing financial instruments, except for minority interests in limited-life entities, beginning of the first interim period beginning after June 15, 2003. Certain provisions of this statement relating to noncontrolling interests in limited-life subsidiaries were deferred indefinitely. The Company continues to monitor the deferral status of SFAS 150.

In November 2002, the Financial Accounting Standards Board issued Emerging Issues Task Force ( referred to as EITF ) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables. “EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement entered into fiscal periods beginning after June 15, 2003. In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” which codifies and rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with EITF No. 00-21. The Company is currently in the process of evaluating any effect the adoption of EITF No. 00-21 will have on its consolidated financial position and results of operations.

In July 2003, the EITF reached a consensus on Issue 03-5, “Applicability of AICPA Statement of Position 97-2 (“SOP 97-2”) to Non-Software Deliverables” (“EITF 03-5”). The consensus was reached that SOP 97-2 is applicable to non-software deliverables if they are included in an arrangement that contains software that is essential to the non-software deliverables’ functionality. This consensus applied to Company’s financial year beginning October 1, 2003. The consensus did not have significant impact on the Company’s financial statements.

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

AND circuit	A circuit which has two or more input signal gates and which delivers an output only if and when every input signal gate is energized simultaneously.

ASIC	Application Specific Integrated Circuit. A custom designed integrated circuit that performs specific functions which would otherwise require a number of commodity integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

ASSP	Application Specific Standard Product. A standard integrated circuit designed for a specific product or application, such as a VCR or microwave.

ATA	AT attachment, or Advanced Technology Attachment. The specification for an Integrated Device Electronics interface which is a type of hardware interface widely used to connect various peripheral devices to a personal computer.

BIOS	Basic Input Output System. This software controls the basic power-up functioning of a computer system.

CD-ROM	Compact Disc used for data storage on a read-only basis.

CD-R/W	CD-recordable and rewritable. Originally called CD-erasable”, CD-RW can be erased and new information can be re-recorded onto the same physical location on the disc by a CD-RW recorder.

DAM	Digital Answering Machine.

Die	A piece of a semiconductor wafer containing the circuitry of a single chip.

DINOR	Divided bit-line NOR Mitsubishi-patented Flash architecture used in its Flash memory product line. DINOR offers the high-speed random-access capability of the NOR architecture, without NOR’s over-erase problems or the need to set all bits to zero before erase. It also offers the high-density and single power-supply characteristics of the NAND Flash architecture. Programming occurs at a lower threshold voltage than erase in the DINOR Flash architecture, the opposite of the NOR architecture.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications, including digital cell telephone systems and data compression systems.

Embedded Flash controller	A device which incorporates Flash memory on which other devices rely for access to a computer system. A disk controller, for example, controls access to one or more disk drives, managing physical and logical access to the drive or drives.

ERROM	Erasable Programmable ROM. Nonvolatile memory which can be reprogrammed by removing the device from the system, erasing the data through exposure to ultraviolet light and reprogramming and reinstalling the device in the system.

EEPROM	Electrically Erasable Programmable ROM. Similar to EPROM, except that it can be erased electronically before being reprogrammed.

Ethernet	A type of LAN.

Flash Memory	A type of non-volatile memory, similar to an EEPROM in tint it is erasable and reprogrammable. The difference is that it can be erased and reprogrammed in the electronic system into which the Flash memory chip has been incorporated.

GPS	Global Positioning Satellite System. A network of satellites that provides precise location determination to receivers.

GSM	Global System for Mobile Communications. A standard for digital mobile telephone networks.

GUI	Graphics User Interface. An interface which allows operation of a computer by manipulating graphical icons and windows (usually by pointing and clicking a mouse) rather than using text commands.

HDD	Hard Disk Drive. An electro-mechanical device that records data onto spinning rigid magnetic disks in discrete data blocks each of which can be randomly accessed. The primary mass storage device of a computer.

Integrated Circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are just very complicated integrated circuits with thousands of transistors.

LAN	Local Area Network. A short distance network designed to connect computers within a localized environment to enable the sharing of databases and other communications.

LCD	Liquid Crystal Display. A type of display that uses a liquid compound with a polar molecular structure, sandwiched between two transparent electrodes. When an electric field is applied, the molecules align with the light passing through it. A polarized filter laminated over the electrodes can selectively “turn on” a cell or a pixel, containing the liquid crystal material, turning it dark.

Logic Product	A product that contains digital integrated circuits that process, rather than store, information.

Mask	A piece of glass on which an integrated circuit’s circuitry design is laid out. Integrated circuits may require up to 20 different layers of design each with its own Mask. In the integrated circuit production process a light shines through the Mask leaving an image of the design on the wafer.

Mb	Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

MHz	Megahertz. One million cycles per second. Typically measures the clock speed of microprocessors.

Micron	1/25,000 of an inch. Circuitry on an integrated circuit typically follows lines that are less than one micron wide.

Motherboard	The main piece of circuitry inside a personal computer.

MP3	Motion Picture Experts Group-I, Audio Layer 3. A digital data compression and storage technology for music.

NAND circuit	Not AND. A logic circuit whose output signal is a logical 1 if any of its input signals is a logical 0 and the output signal of which is a logical 0 if all of its input signals are logical 1s.

Nonvolatile memory	Memory products which retain their data content without the need for constant power supply.

NOR circuit	Not OR. A logic circuit in which an output signal appears only when a signal is absent from all of its input gates.

OR circuit	A logic circuit in which the output signal is a logical 1 if any one or more of its input signals is a logical 1.

PAC	Paired Array Contact.

PCMCIA cards	Personal computer cards, standardized by Personal Computer Memory Card International of San Jose, California or credit card sized, removable modules for portable computers.

PDA	Personal Digital Assistant. A hand-held multifunctional minicomputer used for, among other things, word processing, name card retention and appointment calendars.

PHS	Personal Hand Set. A lower capability but less expensive mobile telephone communications system currently achieving substantial consumer acceptance in Japan.

PROM	Programmable Read-Only Memory. Similar to ROM in that once programmed it can be “read only” and not changed. Programmable ROM enables customers to program the integrated circuits themselves, rather than it being programmed when it is manufactured. The programming is possible because of a series of fuses in the circuitry that can be selectively blown to create a unique type of data.

RAM	Random Access Memory. A type of volatile memory, forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. (Metals always conduct and insulators never conduct, but semiconductors sometimes conduct.) Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SMIF Box System	Standard Mechanical Interface Box System. A system which links process microenvironments so that a wafer is never exposed to room air. With a SMIF Box System, traditional environmental conditions are replaced with a microenvironment that can be pressurized with air or nitrogen to keep out room air.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

STB	Set top box. A device to differentiate signals from television and multimedia service providers.

SXGA	Super Extended Graphics Array. An enhanced set of Video Graphics Array standards that is capable of displaying an image ranging from 768 x 1024 pixels to 1024 x 1280 pixels.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits and semiconductors.

VCD	Video Compact Disk.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

Signatures

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MACRONIX INTERNATIONAL CO., LTD. (Registrant)
Date: June 29, 2004	By:	/s/ Miin Wu
	Name:	Miin Wu
	Title:	President

EXHIBIT INDEX

Exhibit
Number	Description
2b.1
The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation)*.
8.1	List of subsidiaries of the Company*.
12.1	Certifications of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certifications of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certifications of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certifications of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1
Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(1).

14.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee(2).
14.3	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(3).
14.4	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(4).
14.5	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(5).
14.6	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II and Fab III Site (6).
14.7	Indenture, dated as of February 7, 2002, by and between the Company and The Bank of New York, as trustee(7).
14.8	Summary of terms and conditions of domestic convertible bonds issued December 12, 2002 (English summary)(8).
14.9
Deposit Agreement, dated as of April 5, 2004, among the Company, Citibank, N.A., as depositary, and Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt*.

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(2)	Incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(3)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(4)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Form 20-F filed with the Commission on July 1, 2002.

(8)	Incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission on July 1, 2003.