Form 20-F
period 2004-12-31
MACRONIX INTERNATIONAL CO LTD
filed 2005-06-30
CIK 1009680

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended DECEMBER 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-27884

(Exact name of Registrant as specified in its charter)

MACRONIX INTERNATIONAL CO., LTD.

(Translation of Registrant’s name into English)
Republic of China
(Jurisdiction of incorporation or organization)
No. 16 Li-Hsin Road
Science Park
Hsinchu, Taiwan, Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

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

As of December 31, 2004, 5,035,296,328 Common Shares were outstanding.

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

     All references herein to “Taiwan” or the “R.O.C.” are to the island of Taiwan and other areas under the effective control of the Republic of China. All references herein to the “R.O.C. Government” and the “R.O.C. Company Law” are references to the government of the Republic of China and the Company Law of the Republic of China, respectively. All references herein to “R.O.C. GAAP” and “U.S. GAAP” are to accounting principles generally accepted in the R.O.C. and the United States, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references herein to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “N.T. dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in N.T. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of NT$31.74 = US$1.00. On June 20, 2005, the noon buying rate between New Taiwan dollars and United States dollars was NT$31.37 = US$1.00. See “Item 10. Additional Information — D. Exchange Controls”. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and no representation is made that the New Taiwan dollar or United States dollar amounts referred to herein could have been or could be converted into United States dollars or New Taiwan dollars, as the case may be, at any particular rate, the above rates or at all.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The selected income statement data for the years ended December 31, 2002, 2003 and 2004, and the selected balance sheet data as of December 31, 2003 and 2004 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis. Certain accounts in the selected balance sheet data as of December 31, 2000, 2001, 2002 and 2003 have been reclassified to conform with the presentation of the current period as of December 31, 2004.

     The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and the related notes included in this annual report, “Item 8. Financial Information” and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with R.O.C. GAAP and R.O.C. reporting practices. For a discussion of certain differences between R.O.C. GAAP and U.S. GAAP, see note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,
	2000	2001	2002	2003	2004	2004
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
	(in millions except per share and ADS data)
Consolidated Income Statement Data:
R.O.C. GAAP
Net sales revenue	33,493	21,747	16,492	17,712	23,380	736.6
Cost of goods sold	(15,494)	(11,674)	(17,105)	(20,657)	(18,990)	(598.3)
Less: Unrealized profit as of December 31,	—	—	(2)	3	(1)	(<0.01)
Realized gross profit (loss)	17,999	10,073	(615)	(2,942)	4,388	138.2
Operating expenses	(5,856)	(6,557)	(6,212)	(4,742)	(4,737)	(149.2)
Operating income (loss)	12,143	3,516	(6,827)	(7,684)	(349)	(11.0)
Total other income	945	1,356	466	1,877	1,619	51.0
Total other expenses	(2,077)	(4,795)	(4,976)	(2,370)	(1,023)	(32.2)
Income (loss) before taxes and minority interest	11,011	77	(11,337)	(8,177)	247	7.8
Income tax benefit (expense)	(398)	(943)	(20)	(21)	(35)	(1.1)
Income (loss) before minority interest	10,613	(866)	(11,357)	(8,198)	212	6.7
Minority interest loss	—	—	0.4	0.3	5	0.2
Net Income (loss)	10,613	(866)	(11,357)	(8,198)	218	6.9
Net income (loss) per share — basic (1)	2.92	(0.23)	(3.10)	(2.13)	0.05	<0.01
Net income (loss) per share — diluted (1)	2.91	(0.23)	(3.10)	(2.13)	0.04	<0.01
U.S. GAAP
Gross profit (loss)	17,615	6,598	(4,018)	(1,576)	5,052	159.2
Operating income (loss)	11,069	(2,263)	(10,186)	(6,649)	335	10.6
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	8,016	(3,842)	(13,841)	(8,877)	(429)	(13.5)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	2.31	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)

	Year ended, and as of, December 31,
	2000	2001	2002	2003	2004	2004
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
	(in millions except per share and ADS data)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	2.26	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)
Net income (loss) (2)	8,016	(4,463)	(13,841)	(8,877)	(429)	(13.5)
Net income (loss) per share-basic (1) (3)	2.31	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)
Net income (loss) per share –diluted (1)(3)	2.26	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)
Balance Sheet Data:
R.O.C. GAAP
Total current assets	29,027	25,358	21,301	21,002	21,706	683.9
Net property, plant and equipment	38,006	39,562	40,029	32,600	27,993	882.0
Total assets	72,025	71,693	67,450	59,919	54,396	1,713.8
Total current liabilities	11,360	9,016	17,687	18,717	9,449	297.7
Long-term liabilities	16,091	19,533	19,549	11,954	10,602	334.0
Total liabilities	27,451	28,549	37,236	30,671	20,051	631.7
Total shareholders’ equity	44,574	43,144	30,214	29,248	34,344	1,082.0
U.S. GAAP
Total current assets	28,994	26,646	21,037	21,398	21,716	684.2
Total assets	71,916	72,979	65,509	59,200	52,807	1,663.7
Total current liabilities	13,999	10,152	18,127	18,986	9,445	297.6
Total liabilities	30,085	29,679	37,158	31,005	20,047	631.6
Total shareholders’ equity	41,831	43,300	28,351	28,195	32,760	1,032.1
Other Data:
R.O.C. GAAP
Capital expenditures	11,803	9,078	8,975	1,606	2,554	80.5
Depreciation and amortization	6,048	8,006	8,742	9,287	7,562	238.3
Net cash provided by operating activities	15,697	9,209	217	1,484	5,987	188.6
Net income (loss) per ADS — basic	29.2	(2.3)	(31.0)	(21.3)	0.50	0.02
Net income (loss) per ADS — diluted	29.1	(2.3)	(31.0)	(21.3)	0.40	0.01
Number of common shares outstanding (weighted, as adjusted) (4)	3,631	3,702	3,667	3,852	4,835	4,835
Stock dividend per common share (5)	13%	30%	10%	—	—	—

(1)	Retroactively adjusted for all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under R.O.C. GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares, derivative contracts, plant capacity loss, other-than-temporary decline in value on marketable securities, and convertible debt securities with beneficial conversion features. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in an additional expense of NT$1,622 million in 2000, an additional expense of NT$4,273 million in 2001, no additional expense or income in 2002 and 2003 and 2004. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in additional expense of NT$898 million in 2000, additional income of NT$228 million in 2001, additional income of NT$449 million in 2002, additional expense of NT$386 million in 2003 and additional expense of NT$230 million (US$7.2 million) in 2004. The difference in accounting treatment with respect to plant capacity loss under the two accounting principles resulted in no additional expense or income in 2000, an additional income of NT$528 million in 2001, an additional expense of NT$528 million in 2002, and additional income of NT$269 million in 2003, an additional expense of NT$258 million in 2004. The difference in accounting treatment with respect to other-than-temporary decline in value on marketable securities under the two accounting principles resulted in an additional expense of NT$646 million in 2001, an additional expense of NT$538 million in 2002, no additional expense or income in 2000 and 2003, and an additional expense of NT$448 million in 2004. The difference in accounting treatment with respect to convertible debt securities with beneficial conversion features under the two accounting principles resulted in no additional expense or income in 2000, 2001, and 2002, an additional expense of NT$617 million in 2003, an additional expense of NT$156 million in 2004.

(3)	Retroactively adjusted for all stock dividends declared. See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

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

Risks Relating to Our Company

We recorded gross, operating and net losses in 2002 and 2003. Future losses could materially adversely affect the value of your investment.

     The semiconductor industry was in a severe and protracted downturn that began in the second half of 2000 and continued through the first half of 2003, resulting in a drop in demand and general decline in the average selling prices of our products. For 2002, we recorded a gross loss of NT$615 million, an operating loss of NT$6,827 million and a net loss of NT$11,357 million. Although our net sales revenues in 2003 increased compared to 2002, our cost of goods sold continued to exceed our net sales revenue in 2003. For 2003, we recorded a gross loss of NT$2,942 million, an operating loss of NT$7,684 million and a net loss of NT$8,198 million. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry is experiencing another downturn that began in the second half of 2004. For 2004, we recorded gross profit of NT$4,388 million (US$138.2 million), an operating loss of NT$349 million (US$11.0 million) and net income of NT$218 million (US$6.9 million). However, under U.S. GAAP, we recorded net loss of NT$429 million (US$13.5 million) in 2004, as well as net losses in 2002 and 2003. We cannot assure you that we will not incur gross, operating and net losses for the full year 2005.

     Primarily as a result of the net losses we incurred and unrealized losses on long-term investments of NT$331 million in 2002 and partially offset by an unrealized gain of NT$977 million (US$28.8 million) in 2003, shareholders’ equity declined by 30% in 2002 and 3.2% in 2003. Shareholders’ equity increased by 17.4% in 2004, to NT$34,345 million (US$1,082.1 million) as of December 31, 2004.

     In addition, we cannot assure you that these losses will not occur again or increase. If we record losses in the future, the value of your investment may be materially and adversely affected.

We have limited liquidity and may be unable to repurchase our outstanding debt securities when requested by holders, pay certain other obligations as they become due or otherwise meet our working capital needs.

     We have a substantial amount of obligations that will or may come due within the next year, and we may not have sufficient funds to pay these obligations. These obligations include the maturing of a portion of our long-term debt, payment of our short-term debt, payment of the current portion of our long-term debt, expenditures required under contractual obligations and the payment of the costs of the day-to-day operation of our business. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     In 2005, we have been or will also be required to pay short-term debt and notes in the aggregate principal amount of approximately NT$2,997 million (US$94.4 million) and repay the principal and current portion of long-term debt and capital lease obligations in the aggregate principal amount of NT$2,500 million (US$78.8 million). In addition, we also have obligations under contracts, which we have entered into for goods and services and for other purposes, which require us to make minimum payments for our day-to-day business operations of approximately NT$3,953 million (US$124.5 million) in 2005.

     If our cash flow from operations are not sufficient, we may not be able to meet these payment obligations when due. At December 31, 2004, we had NT$10,116 million (US$318.7 million) of unrestricted cash and cash equivalents. We cannot assure you that we will be able to finance any of these payment obligations by using our current loan facilities or other means of financing. We have available to us a short-term loan under which we may drawdown up to an additional principal amount of NT$4,384 million (US$138.1 million) as of May 31, 2005. We cannot assure you that any alternate means of financing, if necessary, will be available to us on acceptable terms or at all. Further, our ability to repurchase the outstanding debt securities may also be limited by applicable law as well as the terms of our other outstanding indebtedness. See “— Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations”.

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

     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. Our loan agreements contain covenants that require us to maintain specified debt to equity ratio and ratio of current assets to current liabilities. In November 2003, we sold 475,000,000 new common shares for cash to increase shareholders’ equity pursuant to a share offering in Taiwan, and in April 2004, we issued 13,125,000 GDS representing 525,000,000 new common shares. Had we not conducted the share and GDS offerings, we would have had difficulty in meeting the debt to equity ratio contained in our loan covenants as of the end of 2003 and 2004.

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

     The semiconductor industry is highly cyclical. Economic downturns historically have caused reduced product demand, rapid declines in product prices, low capacity utilization and production over-capacity. Between the second half of 2000 and the first half of 2003, the semiconductor industry was adversely affected by the sudden and rapid decline in worldwide demand for electronic products such as personal computers, computer peripherals, consumer electronics and other communications devices. As such, electronics systems and applications companies drastically reduced their orders for semiconductor devices to avoid further inventory accumulation. The severe and protracted downturn throughout 2001, 2002 and the first half of 2003 resulted in a serious deterioration in the average selling prices of, as well as demand for, most of our products and materially adversely affected our operating results and financial condition. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry is experiencing another downturn that began in the second half of 2004, and we cannot predict when or whether the industry will recover. Even if the industry recovers, our product prices, sales volumes and margins may continue to be adversely affected during future cyclical downturns and our business, financial condition and results of operations may suffer accordingly.

Our results of operations fluctuate significantly, which may affect the value of your investment

     Our historical net sales revenue and other results of operations have varied, at times significantly, from quarter–to–quarter and from year –to–year. For example, we had a net loss under R.O.C. GAAP of NT$11,357 million in 2002, a net loss of NT$8,198 million in 2003 and a net income of NT$218 million (US$6.9 million) in 2004. Our future net sales revenue, gross profit (loss), operating income, net income (loss) and more generally, our business and results of operations, may vary significantly due to a combination of many factors, including:

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

     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere principally related to the semiconductor industry. As a result of market downturns, many of our invested companies experienced significant declines in their operating results. This in turn caused us to incur substantial investment losses as well as a reduction in the value of our equity interests in these companies. We incurred a net investment loss (which include losses under our equity derivative contract which had our common shares as the underlying reference securities) and net loss from equity investments of NT$415 million in 2002, NT$825 million in 2003, and NT$155 million (US$4.9 million) in 2004. Any further significant losses from our investments in the future may materially and adversely affect our financial condition and results of operations.

As we depend on Mask ROM and Flash sales for a substantial portion of our revenue, a significant decrease in Mask ROM or Flash sales or average selling prices could result in the loss of a significant portion of our revenue.

     In 2002, 2003 and 2004, our Mask ROM net sales were NT$7,575 million, NT$7,464 million and NT$8,373 million (US$263.8 million), respectively, or 45.9%, 42.1% and 35.8%, respectively, of our net sales revenue in those periods. In 2002, 2003 and 2004, our Flash net sales were NT$4,356 million, NT$5,810 million and NT$10,715 million (US$337.6 million), respectively, or 26.4%, 32.8% and 45.8%, respectively, of our net sales revenue in those periods.

     Historically, most of our Mask ROM products have been used in video game cartridges. Competing technological alternatives, such as CD-ROMs, DVD-ROMs, magnetic disks and telephone-linked and internet databases, have been adopted by some video game machine producers for some applications. For example, Nintendo, which is our largest customer, migrated in 2001 to a game platform that utilized a DVD-ROM-based storage system. Nintendo is one of our major customers and accounted for 43.9%, 48.8% and 56.2% of our net Mask ROM sales in 2002, 2003 and 2004, respectively. We are seeking to sustain our Mask ROM sales volume by diversifying our customer base to include telecommunications, handheld computing and information devices and office automation equipment manufacturers and expanding the base of devices that may use Mask ROM. We cannot assure you, however, that these initiatives will be successful. Further, there has been an overall shrinkage of the Mask ROM market as products move away from using Mask ROM technologies to competing technologies, in particular Flash. We also expect that our Mask ROM sales will continue to decline for the foreseeable future, although we believe that due to our market position we will continue to be one of the major providers of Mask ROM products.

     The Code Flash products market, in which our Flash products compete, is dominated by large players, including Spansion LLC. (“Spansion”, which is owned by AMD and Fujitsu), Intel Corporation (“Intel”), Sharp Corporation (“Sharp”) and STMicroelectronics NV (“STMicroelectronics”), all of which may have greater financial and other resources than our company. If we are unable to compete effectively in the Code Flash products market, our business and operating results will suffer. In addition, due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into 2005. We also do not produce Data Flash products and thus do not benefit from the growth in the Data Flash market.

     Any significant reduction in the use of Mask ROMs in the video game manufacturing industry and generally, and in the use of Code Flash generally, will significantly reduce our revenue and adversely affect our business, financial condition and results of operations.

Our results of operations may continue to be adversely affected by the write-down of inventory resulting from an industry downturn.

     Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. As a result, periods of excess capacity, overproduction, inventory buildup, rapid declines in average selling prices and technological obsolescence in the semiconductor industry have frequently followed periods of increased demand. The semiconductor industry experienced deteriorating market conditions from the end of 2000 through the first half of 2003. This decline resulted in an increase in our inventory levels, a decline in average selling prices for our products and a corresponding decrease in the stated value of our inventories. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry is experiencing another downturn that began in the second half of 2004. In addition, seasonal fluctuations in the demand for our products requires a seasonal buildup in our inventory, which increases our risk of inventory loss due to obsolescence.

     Although we recorded an inventory and spare parts loss reversal of NT$1,185 million in 2003 and NT$919 million (US$28.9 million) in 2004, we recorded inventory losses of NT$2,929 million in 2002. We may be required to provide for inventory loss or provide a significant write-down of our inventory due to inventory obsolescence and price declines in future periods if market conditions do not continue to improve. Furthermore, due to the cyclical nature of the semiconductor industry, we cannot assure you that we will be able to maintain our inventories at a satisfactory level or that we will not incur additional losses on inventories in the future.

Financial forecasts and internally prepared financial information published by us from time to time pursuant to Taiwan Securities and Futures Commission reporting requirements may be inaccurate and incomplete.

     Since 1993, the Taiwan Securities and Futures Commission requires R.O.C. companies that meet certain statutory criteria to publish financial forecasts and to report to the Taiwan Securities and Futures Commission certain internally prepared unaudited unconsolidated financial information regarding such companies during the prior fiscal year. We have met the statutory criteria in each of the years beginning in 1995 until 2004 and, accordingly, have complied with this reporting requirement. In 2004, subsequent to a revision of the statutory criteria by Taiwan Securities and Futures Commission, we did not meet the revised statutory criteria, and do not need to comply with the requirement, with respect to 2005. We intend to continue to comply with this requirement whenever necessary.

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

     A significant percentage of our net sales revenue (our gross sales revenue less sales returns and discounts) is derived from customers who use our products for consumer electronics, computers and computer peripherals and other communications products. The industries in which the manufacturers of these products operate are subject to rapid technological change, rapidly evolving industry standards and downward pricing pressures. A significant decrease in the demand for consumer electronics, computers and computer peripherals and other communications products due to business cycles or the non-acceptance of our customers’ products in the market, may decrease the demand for our products and could adversely affect our results of operations. Declining prices of these products also result in significant downward pressure on the prices of our products that are used in these products, which may cause the average selling prices for our products to decrease and our revenue and operating results to suffer.

If we cannot compete successfully in our industry, we may lose customers and our revenue may decrease.

     The semiconductor industry is highly competitive. We compete with major international semiconductor companies, including Intel, Atmel Corporation (“Atmel”), Sharp, Spansion, STMicroelectronics, Renesas Technology Corporation (“Renesas”), Silicon Storage Technology, Inc. (“SST”), Hynix Semiconductor Inc. (“Hynix”), Toshiba Corporation (“Toshiba”), Oki Semiconductor Co. (“Oki”) and various other industry participants. Many of our competitors have greater access to capital and technology and have substantially greater production, research and development, sales and marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than our company.

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

     Our operations are characterized by relatively high fixed costs, such as depreciation, and we expect this to continue. Our profitability depends not only on absolute pricing levels for our products, but also on utilization rates for our equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since per-unit costs generally decrease as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins during such periods. This occurred in 2001, 2002, the first half of 2003 and the first quarter of 2005. Although our capacity utilization rates improved in 2004, they declined again at the beginning of 2005, and we cannot assure you that we will be able to achieve or maintain profitability if we cannot consistently achieve or maintain relatively high capacity utilization rates. Furthermore, high capacity utilization rates in the absence of high demand could result in inventory buildup and obsolescence, which may result in write-downs of inventory.

Our customers generally do not place purchase orders in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently and on a timely basis.

     Our customers generally place purchase orders between one to two months before the desired shipment date, and our contracts with customers generally do not require minimum purchases of our products. Due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period, and it is difficult to forecast future order quantities. As a result, we do not typically operate with any significant backlog. The lack of significant backlog makes it difficult for us to forecast our revenues, plan our production and allocate resources for future periods. Moreover, our expense levels are based in part on our expectations of future revenue and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We cannot assure you that any of our customers will continue to place orders with us in the future and at the same level as in prior periods. We also cannot assure you that the volume of our customers’ orders will be consistent with our expectations when we plan our expenditures for raw materials, components, labor and equipment.

Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue.

     In 2002, 2003 and 2004, our net sales to Megachips Corporation (“Megachips”), which resells our products to Nintendo, aggregated NT$5,646 million, NT$4,257 million and NT$5,240 million (US$165.1 million), respectively, or 34.2%, 24.0% and 22.4%, respectively, of our net sales revenue in those periods. Nintendo may not continue to place orders with us in the future at the same levels as in prior periods or at all. The loss of Nintendo as a customer, delayed or reduced orders by Nintendo, decreases in product prices or significant changes in delivery schedules to Nintendo could materially and adversely affect our business, financial condition and results of operations. In addition, any negative development in the relationship between us and Megachips or the relationship between Nintendo and Megachips could harm our sales to Nintendo.

     Nintendo faces competitive pressure in the electronics entertainment market, which is characterized by frequent new product introductions and rapidly shifting consumer preferences. Nintendo’s current game platform introduced in 2001, the Game Cube, utilizes a DVD-ROM-based storage system, which is different from Mask ROM-based cartridges that were used in Nintendo’s previous game platforms. As a result, we have been shifting our production toward the output of Mask ROMs for game cartridges used in Nintendo’s Game Boy and Dual Screen series of handheld gaming devices and other semiconductor solutions for the Game Cube and related accessories. However, sales to Nintendo for Game Boy and Dual Screen have not compensated fully for the loss of Mask ROM sales for Nintendo’s console-card game platform. Further, Nintendo’s Dual Screen platform faces competition from Sony’s PSP portable gaming device. In addition, unit sales volumes or prices of Mask ROMs and other products sold through Megachips to Nintendo may fluctuate significantly depending on the products offered by Nintendo and its need for our products. If we cannot successfully market and sell our Mask ROM products for inclusion in other devices such as game cartridges used in Nintendo’s Game Boy Advance devices and new Dual Screen devices introduced in December 2004, if Nintendo delays or reduces its orders from us or if we cannot replace Nintendo with a customer purchasing our products at similar levels, our sales may decline significantly and our business, financial condition and results of operations will be adversely affected.

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

     We have significantly expanded our operations in recent years. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and may continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our expansion effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and operating results.

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

     We expect to purchase a significant amount of additional equipment from time to time to continue to improve our technology and manufacturing processes. The market for our equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. In addition, we do not have binding supply agreements with any of our suppliers and acquire our equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. As a result, if we are unable to obtain equipment and upgrade our technology in a timely manner and at a reasonable cost, we may not be able to compete effectively and fulfill our customers’ requirements, which could adversely affect our growth prospects as well as our financial condition and results of operations.

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

     Under currently effective U.S. GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2004. We are currently not able to estimate the extent and timing of any goodwill impairment charge for future years. Please see note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report for a discussion of the criteria that, if met, may require impairment charges.

     The determination of an impairment charge at any given time is based significantly on our expected results of operation over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

     On July 1, 2004, the R.O.C. Accounting Research and Development Foundation issued Statement of Financial Accounting Standards No. 35, “Accounting for Impairment of Assets”, which is effective for financial statements for fiscal years ending on or after December 31, 2005. This statement requires that impairment loss should be recognized whenever events or changes in circumstance indicate the carrying amount of an asset may be lesser than its recoverable amount. We are currently evaluating the effect of the adoption of this statement.

The differences between R.O.C. GAAP and U.S. GAAP result in different amounts of net income under those standards, which makes evaluating our financial performance difficult.

     Our consolidated financial statements are prepared under R.O.C. GAAP, which differ in many significant respects from U.S. GAAP. For example, R.O.C. GAAP does not require the recognition of the value of shares distributed as bonuses to employees when calculating net income, and R.O.C. GAAP and U.S. GAAP differ in some important respects in accounting for gains and losses on derivative financial instruments. Largely as a result of the differences in accounting for employee bonuses in the form of our common shares, derivative instruments and convertible debt securities with beneficial conversion features, we reported under U.S. GAAP net loss of NT$13,841 million in 2002, NT$8,877 million in 2003 and NT$429 million (US$13.5 million) in 2004, as compared to, under R.O.C. GAAP, net loss of NT$11,357 million in 2002 and NT$8,198 million in 2003 and net income of NT$218 million (US$6.9 million) in 2004. See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

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

     Our success depends on our ability to improve and develop our core technologies in a rapidly changing technological environment. In particular, we expect that we will need to constantly offer more sophisticated technologies and processes in order to respond to competitive industry conditions and customer requirements. We cannot assure you, however, that we will be able to identify new product opportunities or to timely develop and successfully market new products. We may also experience delays in developing or achieving volume production of new products. Moreover, our new products may fail to gain market acceptance, and existing products may become obsolete. For example, our sales of Mask ROM products fell when Nintendo shifted to DVD-ROM technology in its newer gaming console products, and may continue to fall further as products move to competing technologies. If we fail to develop, or obtain access to, advances to technologies and processes, we may become less competitive and be unable to return to profitability.

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

Political and Economic Risks

Strained relations between the R.O.C. and the People’s Republic of China could adversely affect our business and the market value of your investment.

     Our principal executive offices and most of our assets are located in, and most of our revenue is derived from, our operations in Taiwan. The R.O.C. has a unique international political status. The People’s Republic of China asserts sovereignty over all of China, including Taiwan. The People’s Republic of China government does not recognize the legitimacy of the R.O.C. government. Although significant economic and cultural relations have been established in recent years between the R.O.C. and the People’s Republic of China, relations have often been strained and the People’s Republic of China government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the R.O.C.. Relations between the R.O.C. and the People’s Republic of China have been particularly strained in recent years. Occasional speeches and statements by President Chen Shui-bian hinting at independence issues and reactions of Chinese officials to these speeches and statements have increased tensions between the R.O.C. and the People’s Republic of China. In March 2005, the P.R.C. passed an anti-secession law which sanctions the use of force against the R.O.C. if the R.O.C. formally declares its independence. Past developments in relations between the R.O.C. and the People’s Republic of China have on occasion depressed the market price of the securities of R.O.C. companies. Relations between the R.O.C. and the People’s Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our securities.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenue is denominated in U.S. dollars and Japanese yen. Our costs of revenues and operating expenses, on the other hand, are incurred in several currencies, including N.T. dollars and U.S. dollars. In addition, a substantial portion of our capital expenditures has been and is expected to continue to be, primarily denominated in U.S. dollars and Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the N.T. dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in N.T. dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us from time to time, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currencies”.

Disruptions in the international trading environment may significantly reduce our international sales and revenue.

     A substantial portion of our net sales revenue is derived from sales from Taiwan to customers located outside Taiwan.

In 2002, 2003 and 2004, export sales from Taiwan to our customers outside Taiwan accounted for 82.5%, 67.9% and 66.5%, respectively, of our net sales revenue. We expect sales to customers outside Taiwan to continue to represent a significant portion of our net sales revenue. Accordingly, our financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic or social developments in or affecting the countries in which we sell our products that are not within our control. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. These disruptions in the international trading environment affect the demand for our products and the terms upon which we sell our products overseas, which may significantly reduce our international sales and revenue.

The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan.

     Our common shares are listed on the Taiwan Stock Exchange. The trading price of our common shares may be affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past decade, the Taiwan Stock Exchange Index peaked at 10,202 in February 2000 and subsequently fell to a low of 3,446 in October 2001. During 2004, the Taiwan Stock Exchange Index peaked at 7,034.10 on March 4, 2004 and reached a low of 5,316.87 on August 4, 2004. During 2004, daily closing prices of our common shares ranged from NT$16.8 per share on April 14, 2004 to NT$6.5 per share on November 2, 2004. On June 20, 2005, the Taiwan Stock Exchange Index closed at 6,296.89 and the daily closing value of our common shares was NT$5.43 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the People’s Republic of China are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could decrease the market prices and liquidity of our common shares, ADSs and GDSs.

     In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the R.O.C. formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the R.O.C. government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our common shares, ADSs and GDSs.

Risks Relating to our Common Shares, ADSs and GDSs

We cannot assure you that the market for our common shares and ADSs will be active and liquid, and trading of our GDSs has been extremely illiquid.

     The average daily trading volumes for our common shares and ADSs have fluctuated greatly in the past. During 2004, the daily trading volume of our common shares ranged from approximately 361,521,000 to approximately 3,378,000. During the same period, the average daily trading volume of our ADSs ranged from approximately 445,700 to approximately 100. Since our GDSs began trading in April 2004, trading of our GDSs has been extremely illiquid, and underlying common shares have been withdrawn with respect to a very substantial majority of our GDSs. As of May 31, 2005, GDS holders representing over 99% of our GDSs issued in April 2004 have withdrawn from our GDS program and converted their GDSs to common shares. We cannot assure you that the liquidity of our common shares or ADSs will be maintained or enhanced and expect that trading in our GDSs will continue to be extremely illiquid. Market prices of technology companies’ shares have been and continue to be extremely volatile. As a result, volatility in the price of our common shares, ADSs and GDSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results.

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

     The R.O.C. Company Law and our articles of incorporation provide that a shareholder has one vote for each common share. There is also cumulative voting for the election of directors and supervisors.

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

     Non-R.O.C. persons wishing to withdraw their common shares from our ADS or GDS program and become shareholders are required under current R.O.C. laws and regulations to appoint a local agent or representative (a “Tax Guarantor”) in Taiwan for making tax payments on their behalf. A Tax Guarantor must meet certain qualifications set by the R.O.C. Ministry of Finance and, upon appointment, becomes a guarantor of the holder’s R.O.C. tax obligations. Holders wishing to repatriate profits derived from the sale of common shares or cash dividends or interest derived from any such common shares, will be generally required to submit evidence of appointment of a Tax Guarantor and the approval of the appointment by the R.O.C. tax authorities. We cannot assure you that you will be able to appoint and obtain approval for a Tax Guarantor in a timely manner.

     Under R.O.C. law and regulations, citizens of the People’s Republic of China are not permitted to hold our common shares.

     In addition, under current R.O.C. law, such ADS or GDS holders will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm, remit funds and exercise shareholders’ rights. They must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. In addition, they will be required to register with the Taiwan Stock Exchange for making investments in the R.O.C. securities market (and if you are an offshore foreign institutional investor, to obtain the prior approval of the Central Bank of China) prior to withdrawing common shares. Without meeting these requirements, non-R.O.C. persons will not be able to hold, subsequently sell or otherwise transfer our common shares on the Taiwan Stock Exchange.

Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs or GDSs may have an adverse effect on the value of your investment.

     Under current R.O.C. law, a holder of our ADSs or GDSs who withdraws and becomes a holder of our common shares may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from N.T. dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

     Furthermore, pursuant to the R.O.C. Foreign Exchange Control Law, the Executive Yuan of the R.O.C. government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among others, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

When withdrawing the underlying common shares of the ADSs or GDSs, you may be required to provide certain information to us or the Depositary, and failure to provide such information may result in a delay of the withdrawal.

     When withdrawing the underlying common shares of ADSs or GDSs, you may be required to provide certain information to us or the depositary, including the name and nationality of the person to be registered as the shareholder, the number of common shares to be acquired by such person and the number of common shares acquired by such person in the past through the date of the withdrawal of the underlying common shares. Under applicable R.O.C. laws, we are required to report to the R.O.C. Securities and Futures Commission (the “R.O.C. SFC”) if the person to be registered as a shareholder (i) is a “related party” of ours as defined in the R.O.C. Statement of Financial Accounting Standard No. 6 or (ii) will hold, immediately following such withdrawal, more than 10% of the underlying common shares of the ADSs or GDSs. Failure to provide such information may cause the delay of such withdrawal of the underlying common shares.

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

     Our products are primarily used in applications for the consumer electronics, computer and communications industries.

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

     Our contact information is:

•	Business address:	No. 16 Li –Hsin Road, Science Park
Hsinchu, Taiwan, Republic of China
•	Telephone number:	(8863) 578-6688
•	Website:	www.macronix.com

Capital Expenditures

     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Increases in property, plant and equipment amounted to NT$8,975 million, NT$1,606 million and NT$2,554 million (US$80.5 million) in 2002, 2003 and 2004, respectively. The following table sets forth our capital expenditures for 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	2004
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	370	88	358
Fab II	1,184	228	92
Fab III	4,720	834	1,652
Others	2,701	456	452

Total	8,975	1,606	2,554

     These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. See “Item 4. Information on the Company – D. Property, Plant and Equipment”.

     In 2004, our capital expenditures consisted primarily of residual payments following the completion of the construction of the shell of Fab III and investments to expand the SLC capacity of Fab I under our “Evergreen plan” for Fab

I. We do not have any current plans to invest in twelve-inch equipment to complete and commence full commercial operations at Fab III. However, in order to commence commercial operations for our Fab III, we will require funding for our capital expenditures for equipment, which we expect we will obtain from debt and equity financing that we may consider from time to time, depending on market conditions, our financial performance and other relevant factors, and from internally generated funds. We believe that we will have sufficient resources available to meet our planned capital expenditure requirements in 2005.

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

     The components of our strategic initiatives are as follows:

Focus our management efforts, research and development initiatives and technology development on select businesses

     In order to better focus our resources on key projects and customers, in 2003 we reorganized our business into two distinct business units, namely, the Microelectronic and Memory Solution Group, which focuses on our non-volatile memory and manufacturing business, and the Integrated Solution Group, which focuses on combining our non-volatile memory products with third-party or in-house SLC products to develop customized integrated device solutions for our customers.

     As a result of this reorganization, we have also refocused our research and development efforts on key selected projects and discontinued other projects. For instance, we are no longer developing our in-house PAC-AND Flash technology. We have entered into a joint research initiative with IBM and Infineon Technologies to explore a new form of computer memory called phase-change memory, which stores data by changing the state of a special material from an amorphous to a crystalline structure.

     In connection with our reorganization, we spun off Magic Pixel Inc. and MaxNova Inc. as part of our efforts to focus our technology and product development. We believe such internally developed technologies and capabilities are better pursued independently so as not to divert our efforts and resources from non-volatile memory development. At the same time, our Integrated Solutions Group will continue to be able to leverage these capabilities in developing customized solutions for our customers, as we maintain close working partnerships with these spun off companies.

     We believe these efforts will help to allocate resources to those projects and initiatives that we believe will have the greatest impact on this objective.

Maintain our leadership in Mask ROM and develop the market for one-time programmable memory products

     Although the Mask ROM market has been declining over time, it remains the preferred low-cost, high-volume solution for certain applications and hence continues to be an important segment of our business. We have been able to increase our market share in the Mask ROM segment over time while maintaining relatively strong margins in spite of declining average selling prices.

     We have developed, and began to ship from the end of 2004, one-time programmable memory products based on 2 bit per cell NBit technology, which we term as XtraROM. Our XtraROM can be electrically programmed in a similar manner to EPROMs, which allows our customer turnaround time to be reduced from weeks for Mask ROM to a few days for XtraROM. At the same time, the cost of XtraROM is fairly similar to Mask ROM. We believe that this ability to reduce customer turnaround times with minimal difference in cost provides us with a significant competitive advantage. We are also developing 4 bit per cell NBit technology. If we are successful, we believe that one-time programmable memory products based on 4 bit per cell NBit technology may become equal or lower in cost than equivalent Mask ROM products.

     In the future, we expect Mask ROM and/or one-time programmable memory products, to continue to play an important role in our business, and that XtraROM will progressively replace Mask ROM if we are successful in developing one-time programmable memory products based on 4 bit per cell NBit technology. We plan to continue to focus on maintaining our competitiveness in this segment by improving our technology capabilities as well as introducing new applications for Mask ROM and XtraROM, including, in particular, digitally stored content for mobile and handheld devices.

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

     In the near term, we plan to focus on medium-density Code Flash products using advanced manufacturing processes, and reduce line widths and die sizes, to develop cost-effective solutions. Our research efforts currently include the development of 0.13 micron process technology for Code Flash products, as well as 0.13 micron and 0.09 micron process NBit based technology. We are also seeking to shrink die sizes through redesigning our 0.15 micron Flash products.

Leverage our competitilve position in the non-volatile memory market to effectively cross-sell and diversify our product mix and customer base

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

Capitalize on our strengths in non-volatile memory for embedded applications to provide integrated solutions

     To complement our leading position in the non-volatile memory market, we are seeking to extend further resources and capabilities into SLC and multimedia devices, with particular focus on developing solutions for cellular phones and portable LCD devices. The shift in the growth of semiconductor use from personal computers to communications and consumer electronics has given rise to increasing demand for SOC solutions. As SOC solutions combine logic design with embedded memory and require substantial design and manufacturing capabilities, we believe our years of design and production expertise, our strong research and development team and our close relationship with system vendors will enable us to provide SOC solutions to our customers.

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

     However, in light of the capital-intensive nature of semiconductor manufacturing, we plan to continue to explore ways to align our product portfolio with our manufacturing capabilities. For example, while we have already migrated Fab I to 0.32 micron process technology for certain chips from the 0.40 micron process technology primarily used in 1997, in order to maintain profitability at Fab I and minimize the amount of new investment required, we have initiated an “Evergreen plan”. This allocates to Fab I manufacturing of products that do not require leading edge technologies, such as certain of our SLC and SMS products, including high voltage, microelectronic-mechanical system, or MEMS, LCD driver IC chipsets and embedded ROM products.

     Although we completed the construction of the shell of our Fab III in July 2002, we have decided to defer investing in any twelve-inch equipment until market conditions improve further. In order to alleviate capacity constraints in Fab II, which is an eight-inch facility, we have used a portion of the space in Fab III to install eight-inch equipment to complement production at Fab II. As another example of our efforts in managing capacity constraints, we outsource some of our wafer production requirements to Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) in Taiwan and Tower Semiconductor Limited (“Tower Semiconductor”) in Israel.

Our Business Groups

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

Our Integrated Solution Group is responsible for providing value-added design services and system-level platform solutions to our based on the requirements of the end-market application. In addition, it is responsible for developing strategic partnerships with our key customers and leveraging on our platform partners to provide integrated solutions for our key customers. Our Integrated Solution Group is also our marketing channel for cross-selling our products and services to key customers.

Our Products and Services

     The following table sets forth our main products, their characteristics and applications, and the percentage of net sales revenue represented by these products and services in 2002, 2003 and 2004:

			% of net sales revenue
			Year ended December 31,
Product	Characteristics	Applications	2002	2003	2004
Microelectronics and Memory Solution Group:
Mask ROM	Not re-programmable	Games, PDAs, word processors,	45.9%	42.1%	35.8%
		printers, fax modems, VCDs,
		cellular phones, STBs

Flash	Re-programmable	PDAs, digital cameras, STBs,	26.4%	32.8%	45.8%
	within the	Web TVs, DVD players, optical
	application system	disk drive products

EPROM	Re-programmable	Fax modems, VCDs, STBs	3.6%	1.7%	0.7%
	outside the
	application system
	using industrial
	processors

SMS	Value-added services	Internet applications, CDs, DVDs,	2.5%	13.3%	7.4%
		microcontrollers with embedded Flash
		technology
Integrated Solution Group:
SLC	Highly integrated	Cellular phones, flat panel	17.6%	7.3%	7.6%
	system-on-a-chip	displays, digital still cameras,
	solutions featuring	smart cards, PDAs, electronic
	embedded Flash	dictionaries, digital audio
	technology	products

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

     Applications. Mask ROMs are used for applications in a wide range of electronic products, including the storage of software for video games and data storage for office automation equipment, such as fonts for laser printers and dictionary data for word processors, as well as applications for pre-recorded MP3 music, mobile telecommunications, pachinko machines and multimedia devices.

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

     We have also developed, and began to ship from the end of 2004, 64Mb, 128Mb and 256 Mb one-time programmable memory products based on 2 bit per cell NBit technology, which we term as XtraROM. Our XtraROM can be electrically programmed in a similar manner to EPROMs, which allows our customer turnaround time to be reduced from weeks for Mask ROM to a few days for XtraROM. In the future, we expect that XtraROM will progressively replace Mask ROM if we are successful in developing one-time programmable memory products based on 4 bit per cell NBit technology.

     The following table provides an overview of our principal Mask ROM and XtraROM products, and the percentage of net Mask ROM and XtraROM sales revenue represented by these products in 2002, 2003 and 2004:

		% of our net Mask ROM and
		XtraROM sales
		Year ended December 31,
Density	Sample applications	2002	2003	2004
512 Mb(1)	Games, entertainment	0.1%	0.7%	3.9%
256 Mb(1)	Games, memory cards	2.8%	4.7%	15.4%
128 Mb(1)	Games, PDAs	12.9%	28.7%	32.7%
64Mb	Word processors, games, PDAs, STBs, databanks, printers	36.9%	38.5%	21.4%
32 Mb	Games, DVDs, data communications	25.4%	15.3%	13.0%
16 Mb	Games, word processors	16.2%	6.7%	9.0%
8 Mb	Sound cards, data banks, BIOS, games, sound cards	2.5%	4.2%	3.9%
4 Mb	PHSs, data banks, games	3.1%	0.9%	0.4%
Other	Pages, data banks, STBs, BIOS, games, word processors, networking	0.1%	0.3%	0.1%

(1)	Includes XtraROM products for 2004.

     Competition. The Mask ROM industry is highly competitive. Our major competitors include Oki, NEC and Hynix.

We believe that with our relative flexibility in adjusting our product mix and allocating our capacity in Fab II, we should be well positioned in the Mask ROM market over the next few years. In the future, we plan to increase our emphasis on high-density Mask ROM products for use in the games industry, as well as to explore the demand for applications in other industries to increase demand for our Mask ROM products.

     We plan to maintain our leadership in the Mask ROM market by participating in the product design process of our existing and prospective customers at an early stage to ensure that our Mask ROM products meet the requirements in their high-end mobile consumer goods, such as cellular phones and MP3 players. We also plan to diversify our customer base to increase the variety of applications of our Mask ROM products in the markets for telecommunications products, toys and entertainment products, personal digital assistants and office automation equipment.

     Competing technologies to Mask ROM include CD-ROMs, DVD-ROMs, magnetic disks and on-demand software available through telephone-linked and Internet databases. In particular, one of our key customers, Nintendo, migrated its video game products from the Nintendo 64 platform to the Game Cube platform in the second half of 2001. The Game Cube utilizes a DVD-ROM-based storage system rather than the Mask ROM-based system used in Nintendo 64. See “— Customers — Nintendo”. As a result, we reallocated a portion of our production resources to the manufacture of Mask ROMs used in game cartridges for Nintendo’s handheld gaming devices. Sales of Mask ROM for use in Game Boy Advance and Nintendo DS represented 46.0% of our Mask ROM revenue in 2004, compared to 48.0% in 2003.

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

     The two current major architectural standards for Flash products are the NOR and NAND standards. These standards are differentiated largely by the manner in which the Flash products write and erase data. The NOR design architecture, commonly known as Code Flash, produces faster devices but does not support high-density products at a competitive price. NAND design architecture, commonly known as Data Flash, can support higher density Flash products at lower cost, but cannot be used for random access code storage purposes and thus has a higher latency time.

     We previously developed our proprietary PAC-AND design architecture, which was a competing alternative standard to NOR and NAND, to seek to meet the requirements of both NOR and NAND. However, in order to focus our resources on the development of products based on NBit technology and the mainstream ETOX (EPROM tunnel oxide) design, discussed below, which we believe hold more potential in the longer term, we decided not to further develop our PAC-AND design architecture beyond the present 0.15 micron process technology. However, we plan to develop further products utilizing our PAC AND design architecture based on the present 0.15 micron process technology. In the first quarter of 2005, we began to ship redesigned dies that are based on 0.15 micron process technology but which have been reduced in size, allowing us to manufacture more dies per wafer. We are in the process of developing an increase range of 0.15 micron process technology-based Flash products with reduced die sizes.

     We previously also manufactured Flash products based on 0.15 micron process technology and Renesas’ DINOR Flash design, but ceased to do so after August 2004 after the completion of our contractual shipments to Renesas.

     Our research efforts currently include the development of 0.13 micron process technology for NOR Flash products based on mainstream ETOX technology, and we seek to achieve this in 2006.

     We have also developed core technologies to achieve two bit per cell manufacturing capabilities, based on proprietary technology licensed from Saifun Semiconductors Ltd. (“Saifun”) known as Nitrided Read Only Memory, or

N-ROM, which we also refer to as “two bit per cell” or “NBit” technology. See “Item 5. Operating and Financial Review and Prospects — Intellectual Property”. This technology enjoys significant advantages over conventional “floating gate” devices, requiring simpler masking steps and allowing smaller bit size and die size and production cost efficiencies. We achieved Flash standard and introduced 64Mb Code Flash products based on two bit per cell and 0.25 micron process technology in the second half of 2004. We are in the process of developing an increased range of Code Flash products based on two bit per cell technology, and expect to introduce 0.15 micron process technology NBit Code Flash products in the second half of 2005 Our research efforts currently also include the development 0.13 and 0.09 micron process technology for NBit Code Flash products and four bit per cell technology.

     The following table provides an overview of our principal Flash products and the percentage of Flash memory net sales revenue represented by these products in 2002, 2003 and 2004:

		% of our net Flash memory sales
		Year ended December 31,
Density	Sample applications	2002	2003	2004
128 Mb	Games	—	0.3%	0.5%
64 Mb	Games, printers, STBs	5.6%	14.9%	5.3%
32 Mb	Printers, PDAs, digital still cameras, ADSL products	12.9%	14.2%	18.7%
16 Mb	STBs, communication boxes, printers, musical devices,	32.7%	22.3%	29.1%
	games, web TVs, cellular phones
8 Mb	DVD Players, STBs, ISDN boxes	13.6%	14.4%	25.3%
4 Mb	BIOS, CD R/W drives, cable modems	30.2%	21.3%	17.1%
2 Mb	BIOS, HDDs, CD R/W drives, communication boxes	0.8%	4.5%	1.5%
1 Mb	BIOS, HDDs, games, DVD-ROM drives	4.2%	7.3%	2.1%
Other	BIOS, HDDs, games	—	0.9%	0.3%

     Competition. Flash has been one of the fastest growing segments of the memory products market. The Flash market has been characterized by long production cycles, complex processes, competing technologies and intense overall competition. Currently, the market for Code Flash products, in which our Flash products compete, is dominated by Spansion, Intel, Sharp and STMicroelectronics. Our global market share for Code Flash products have been increasing in recent years. However, due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into 2005. We do not produce Data Flash products and thus do not benefit from the growth in the Data Flash market. We plan to focus on higher density Flash products in the future in order to further increase our market share and to improve our gross margins.

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

     Our strategic manufacturing services enable us to leverage our competitive manufacturing capability. With our extensive fab experience and advanced non-volatile memory technology, we seek to work closely with our customers as strategic manufacturing partners and to provide them high value-added services. By growing with our key strategic customers, we seek to provide these services with a focus on the information appliances market.

     Competition. We do not plan to compete with foundries with respect to these services, and provide strategic manufacturing services to selected strategic customers primarily to complement our other services.

Integrated Solution Group

     The principal products of our integrated solution group are SLC and multimedia products. In 2001, we extended our expertise from the non-volatile memory market into the logic area by combining SLC products with embedded memory to offer comprehensive system solutions to our customers. Unlike with memory products, our emphasis on SLC and multimedia products is centered more on product design than on fabrication. One of the responsibilities of our integrated solution group is to coordinate and integrate our development efforts of our integrated solution group with those of our subsidiaries and strategic investment entities by providing focus on identified platforms. Some of our solutions have therefore been primarily or jointly developed by our subsidiaries or strategic investments entities. For example, Magic Pixel, our previous subsidiary, in which we still hold a 48.8% interest, developed some of our multimedia-related solutions, such as digital still camera controllers, LCD controllers and camera phone controllers, and Biomorphic Microsystems Corporation, one of our strategic investments, developed some of the integrated circuit components in our CMOS sensor camera module used in cellular phones.

     In the past we had focused on the audio, video, communications and microcontrollers areas. Subsequent to our reorganization in 2003, we identified two platforms in which we plan to focus development of our solutions:

•	cellular phones-related solutions; and

•	portable LCDs-related solutions.

Cellular Phone-related Solutions

     Our cellular phone-related solutions include the following:

     Sound Generator Chip. We provide MIDI solutions for cellular handset customers, with multi-voice polyphonic sound generators based on high-quality wavetable sound synthesizers that provide enhanced ring-tone sound clarity. In 2004, we shipped 32-voice and 64-voice polyphonic sound generator chips for use in cellular phones. Our 64-voice polyphonic sound generator chips also include a MP3 decoder solution.

     Digital Still Camera Controller. We provide to our customers a digital still camera controller that supports up to 16 million pixels, for use in digital cameras, including cellular phone digital cameras.

     CMOS Sensor Camera Module. We provide to our customers highly integrated CMOS image sensors and companion processor ICs for use in portable information appliances (such as cellular phones and PDAs) and in digital cameras. We also offer compact modular solutions to our customers, including support in hardware design and algorithm development for specific applications. In the second half of 2005, we also expect to produce the entire camera module for use in cellular phones.

     SIM Card IC. Beginning in the second half of 2004, we began to ship limited volumes of SIM card ICs to SIM card manufacturers.

Portable LCD-related Solutions

Our portable LCD-related solutions focus on small to medium size (up to around 10 inch) displays. We produce LCD panel controllers, scalers or graphic controllers, and microcontrollers

Other Solutions

     Other solutions that we had provided before the formation of our integrated solution group, and continue to provide, include the following:

•	Digital Voice Recorder. Our digital voice recorder solution enables the integration of digital voice recording functions in various devices such as electronic dictionaries, language learning devices, electronic books and PDAs.

•	Digital Answering Machine IC. Our solutions include integrated circuits for digital answering machines. The most important technology in these integrated circuits is digital signal processor technology, which is also necessary for applications in voice messaging, cordless telephones and cellular telephones.

•	Home Networking Devices. Our main products in this area are 16 port and 24 port switch controllers. The controllers are memory embedded to provide cost-effective solutions. Major OEM makers in Taiwan using the controllers include Accton Technology Corporations, D-Link Systems, Inc. and Lite-On Technology Corporation.

•	Microcontrollers. In addition to microcontrollers for flat panel displays, our microcontroller products also include microcontrollers for electronic dictionaries and PDAs, smart cards and small displays.

•	Others. Clock generators, joystick controllers and wireless game controllers for Nintendo.

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

Top Customers

     The following table sets forth top customers (by sales) of our products by percentage of our net sales revenue in 2002, 2003 and 2004 and the type of product purchased:

	% of net sales revenue
	Year ended December 31
Customers	2002	2003	2004	Products purchased
		(%)
Nintendo(1)	34.2%	24.0%	22.4%	Mask ROM, Flash, SLC
Hewlett Packard	10.3%	9.8%	5.3%	Mask ROM, Flash
LG	0.5%	1.2%	2.4%	Flash
Shinco	1.1%	0.9%	1.8%	Flash, SLC
Renesas(2)	1.6%	10.4%	1.8%	SMS
Daiichi	0.7%	1.4%	1.7%	Mask ROM, Flash
Philips	3.3%	1.6%	1.6%	Flash, SLC
Lite-On	0.1%	0.8%	1.4%	Flash
Inventec	2.5%	2.2%	1.4%	Mask ROM, Flash, SLC
Canon	0.4%	0.6%	1.3%	Mask ROM, Flash

(1)	Represents our sales to Megachips, which on-sells our products to Nintendo

(2)	The semiconductor operations of Mitsubishi Electric and Hitachi were transferred to Renesas on April 1, 2003. Sales prior to the formation of Renesas reflect sales to Mitsubishi Electric.

Nintendo

     The percentage of our total net sales revenue derived from Megachips, which on-sells our products to Nintendo, was

34.2% in 2002, 24.0% in 2003 and 22.4% in 2004. Nintendo is one of the world’s largest users of Mask ROMs, which are used in Nintendo hand-held gaming devices, including Game Boy Advance and Nintendo Dual Screen. We have historically, since the beginning of our relationship, sold our products to Nintendo through Megachips, although we work directly with Nintendo with regard to technical matters. We believe that our long-term relationship with Nintendo is based on trust, as evidenced by the fact that Nintendo supplies sensitive game codes to us as part of the design and production process. Our relationship is also predicated on our ability to supply quality products in a timely manner at competitive prices.

     In 2001 and 2002, Nintendo launched the Game Cube video game platform, which utilizes a DVD-ROM-based storage system instead of the Mask ROM-based cartridges previously used in older Nintendo game platforms. Currently, we provide product design, development and manufacturing services for multiple semiconductor devices to Nintendo for the production of the Game Cube, notwithstanding Nintendo’s change of principal memory devices for this product. Our primary product offerings for the Game Cube relate mainly to accessory products and include clock generator integrated circuits used in the console, ethernet adaptors used in an accessory, radio frequency component integrated circuits used in a wireless controller, 4Mb and 16Mb code Flash used in conjunction with each game software, and 16Mb ASIC memory used in the console’s operation system.

     However, the Game Cube platform faces competition in the gaming console market, and Nintendo temporarily halted production of the Game Cube for a number of months in 2003 in order to clear excess inventory. As a result, sales of our products for Nintendo and in particular for the Game Cube as a percentage of our total net sales have been declining since 2002, although demand increased in late 2003 due to a significant reduction in prices for the Game Cube. We have shifted production towards the output of Mask ROMs used in game cartridges for Nintendo’s handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, Game Boy Advance Super, which was released in 2003, and Nintendo Dual Screen, which was released in December 2004. We expect that demand for Mask ROMs for handheld gaming devices relative to demand for products for the Game Cube will continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

     In the third quarter of 2001, we entered into a capital lease agreement with Nintendo for the use of manufacturing equipment with a cost of NT$1,751 million payable over a thirty-six month period in monthly installments from July 31, 2002 to June 30, 2005. Title to the leased equipment will be transferred to us at the end of the lease term.

Hewlett Packard

     We are the main supplier of Mask ROMs to Hewlett-Packard, world’s largest manufacturer of laser and inkjet printers, which require Mask ROMs to store fonts in its laser and inkjet printers. We have had a relationship with Hewlett-Packard for over 10 years. We also supply Flash to Hewlett-Packard. The percentage of our total net sales revenue derived from Hewlett Packard was 10.3% in 2002, 9.8% in 2003 and 5.3% in 2004.

LG Electronics Inc.

     We have been increasing our focus on the market in South Korea and developing our business relationship with LG in recent years. We supply Mask ROM and Flash products to LG. The percentage of our total net sales revenue from LG was 0.5% in 2002, 1.2% in 2003 and 2.4% in 2004.

Renesas

     We previously manufactured Flash products based on 0.15 micron process technology and Renesas’ DINOR Flash design for Renesas, but ceased to do so after August 2004 after the completion of our contractual shipments to Renesas. Since August 2004, we have not sold any products to Renesas.

Sales and Marketing

     We distribute our products on a global basis. The following table sets forth percentages of net sales revenue based on the geographic regions of our customers:

	Year ended December 31,
Area	2002	2003	2004
		(%)
Japan	48.4	41.0	35.8
Taiwan	17.5	32.1	33.5
Hong Kong, Singapore and South Korea	22.2	19.7	21.9
United States	9.8	4.6	4.2
Europe and other	2.1	2.6	4.6

	100.0	100.0	100.0

     We have relationships with over 180 distributors and manufacturers’ representatives to market our products worldwide. The distributors purchase our products at a discount while the manufacturers’ representatives generally receive a commission of 5% of the goods sold. We maintain sales offices in Taipei, San Jose in California, Chicago, Brussels, Tokyo, Osaka, Singapore and Hong Kong. These offices conduct sales efforts and monitor the effectiveness of distributors and manufacturers’ representatives.

     We originate sales for our products within Taiwan either directly from our Taipei sales office or through non-exclusive distributorships. Sales to Asia excluding Taiwan and Japan are also conducted through non-exclusive distributorships. Sales to Nintendo are made indirectly through Megachips. Megachips receives a discount on all products purchased from us.

     We sell our products in Japan (with the exception of sales to Nintendo, which is conducted solely through Megachips) through third-party distributors with marketing and technical support from our sales offices in Tokyo and Osaka. These distributors usually maintain small inventories and they distribute our products in Japan on a non-exclusive basis. Our customers in Japan include major Japanese semiconductor and consumer electronics product producers.

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

Manufacturing and Quality Control

Manufacturing

     We use complementary metal oxide silicon process technology to manufacture our semiconductor products. This manufacturing technology involves a sequence of numerous complex processes in which 200 to 500 different steps are taken in the manufacture of a single chip. These steps include a series of cleaning, patterning, etching, deposition and implantation processes. At the end of these processes, the chips are tested for functionality and assembled. Depending on the product line, we either sub-contract this “back-end” work to companies in Taiwan and Hong Kong, including Advanced Semiconductor Engineering Inc., Siliconware Precision Industries Co., Ltd. and other R.O.C. assembly subcontractors, or perform the work ourselves. In 2004, we sub-contracted over 80% of the testing and assembly of our SLC products, while testing most of our Mask ROM products internally.

     The following table sets forth our wafer fabrication capacity, in terms of wafers per month, at Fab I and Fab II as of December 31, 2002, 2003 and 2004, and our expected capacity as of December 31, 2005, which is subject to adjustment depending on market conditions and product mix:

	2002	2003	2004	2005(1)
Fab I (six-inch wafers)	35,000	35,000	34,000	32,000
Fab II (eight-inch wafers)	40,000	37,000	44,000	44,000

(1)	Planned capacity. Planned capacity for Fab I as of December 31, 2005 is expected to be lower than capacity as of December 31, 2004 as a result of changes in product mix.

     In order to maintain utilization rate at Fab I, which uses 0.32 micron and above process technology, and minimize the amount of new investment required, we have allocated to Fab I manufacturing of products that do not require leading edge technologies, such as low-density Flash and ROM products and certain of our SLC and SMS products, including high voltage, MEMS and embedded ROM products.

     We began to manufacture Mask ROMs at Fab II at line widths of 0.18 micron from the second half of 2000 and successfully migrated to 0.15 micron process technology for both Flash and Mask ROM in the fourth quarter of 2002. We also converted a part of our Mask ROM manufacturing capacity in Fab II to Flash manufacturing capacity in 2004.

     Our sales and capacity utilization tend to follow seasonal trends, particular with respect to Mask ROM, and typically peak around the end of the third quarter and the beginning of the fourth quarter of each year. In order to maximize our capacity utilization rate during the low season and to cope with demands during the high season, we typically use our excess capacity during the low season to build up an inventory of partially manufactured Mask ROMs and store them in Mask ROM banks. This then allows us to complete the manufacture of Mask ROMs, incorporating our customers’ software codes, in a shorter time during the high season. See “Item 5. Operating and Financial Review and Prospects — Overview — General” for quarterly capacity utilization rates for the past three years and “Item 5. Operating and Financial Review and Prospects — Capital Resources and Capital Expenditures” for our capital expenditure plans.

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

     We operate a matrix system of quality assurance under which we maintain a single, company-wide quality engineering center. As of December 31, 2004, we employed 3,593 engineers, technicians and other employees whose duty is to develop and maintain a quality system and perform qualifications for new products and new processes. At the same time, quality control personnel in each strategic business unit monitor design and production processes to ensure high quality products, and are involved from initial design to production.

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

     The prices of most of the raw materials used by us have been relatively stable during the period of our operation. Raw material costs as a percentage of our net sales revenue was 4.9% in 2002, 5.2% in 2003 and 4.5% in 2004. We currently believe that if we were to lose access to one or more of our suppliers, we would be able to obtain substitute quantities from other suppliers without any material interruption of our operations and without any material adverse effect on the price we would pay for the relevant supplies.

Silicon Wafers

     Our future growth will depend in large part on securing a continuous supply of both six-inch and eight-inch wafers. Wafer capacity in the semiconductor industry has from time to time been, and in the future may be, insufficient. However, in anticipation of possible shortages, we maintain a one and one-half month inventory of six-inch wafers and a two-month inventory of eight-inch wafers. Prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 26.5% between December 31, 2002 and December 31, 2003. Between December 31, 2003 and December 31, 2004, prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 7.5%.

     We obtain our wafer supplies principally from four suppliers, namely Toshiba Ceramics Co., Ltd., Sumitomo Corporation, Tokyo office, and Siltronic Japan Corporation, which are overseas suppliers, and Taisil Electronic Materials Corp., an R.O.C. company. We settle all our wafer purchases in U.S. dollars.

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

Water

     Water is critical in the production of semiconductors. We obtain our water supplies from a state-owned water company. The R.O.C. government also operates a purified water supply system by which we clean our integrated circuits during the fabrication process. Fab I and Fab II both have advanced water recycling systems that allow us to reclaim approximately 73% of the water used in our fabrication process. Although we have experienced several water shortages in the past, we are not currently experiencing any water shortages. In the event of any short-term water shortage, we have our own 5,000-ton water reserve that is capable of supplying two and a half days of water for Fab I and 21,000-ton water reserve that is capable of supplying seven days of water for Fab II.

     Since the beginning of 2002, Taiwan has experienced a serious water shortage, particularly in the northern Taiwan region. The R.O.C. government has taken a series of measures to alleviate the impact of the water shortage, including restricting agricultural water usage. However, if the water shortage occurs again, the government may further restrict industrial water usage and our production may be materially adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our earnings”. To alleviate long-term water shortages, the government has constructed a major pipeline connecting the Science Park to a reservoir in Miao-li County. The government has also indicated that it intends to construct a dam in Hsinchu in 2005 or 2006 to meet the water supply requirements of the Hsinchu Science Park.

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

     In order to obtain and maintain reliable electric power supplies, we are connected to the national grid through a 69 kilovolt and a 161 kilovolt double loop electric supply system located within the Science Park. We maintain several back-up electricity generators to ensure continuous Fab I operation in the event of interruptions to the external power supply. We also maintain back-up power supply systems at Fab II capable of supplying close to 100% of the power normally used to run Fab II. Fab II is one of the first semiconductor facilities in Taiwan to use a dynamic uninterrupted power supply system utilizing emergency power back-up generators that operate with no time delay.

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

     We produce a portion of our products in advance of the receipt of a formal purchase order based on anticipated purchase schedules discussed between us and our significant customers. In addition, since the yield of dies in the production process varies, we must manufacture a slightly greater number of dies, usually up to 2% higher than the actual number of dies our customers order. To the extent we improve our yield during the manufacturing process, we may produce additional dies beyond the number ordered by customers. These additional dies are kept in inventory to fill any additional purchase orders for the product involved.

Environmental Matters

     Our manufacturing operations use a variety of chemicals and gases, and our use, storage, discharge and disposal of these chemicals and gases and other emissions and waste are regulated by R.O.C. environmental authorities. Over the course of our operating history, we have consistently invested in equipment and processes designed to comply fully with our environmental responsibilities.

     We spent an aggregate of NT$425 million in installing pollution prevention equipment, operation, waste treatment and pollutant composition in 2002, NT$267 million in 2003 and NT$110 million (US$3.5 million) in 2004. We dispatch some of our industrial waste solvents for disposal by outside waste treatment companies approved by the R.O.C. Environmental Protection Administration. Certain common waste gases are processed and disposed of by the Science Park environmental cleaning team. In addition, we have also established environmental protection policies and have put in place environmental management teams trained by the R.O.C. Environmental Protection Administration. Fab II was designed as an environmentally friendly facility and includes a modern waste water treatment and recycling system. We received ISO 14001 certification for our environment management system in August 1997.

     We believe that our current and proposed operations comply in all material respects with all presently applicable environmental laws and regulations.

Insurance

   Our insurance coverage as of December 31, 2004 includes:

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

Strategic Investments

     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere. We believe that our participation in these companies allows us to enhance and complement our product offerings, expand our capacity, secure access to raw materials and services and keep up-to-date with technological changes in the semiconductor industry. As of December 31, 2004, these participations included:

•	Tower Semiconductor, Ltd. (“Tower Semiconductor”) — A 13.4% indirect interest in Tower Semiconductor. Tower Semiconductor is an independent foundry manufacturer of semiconductor integrated circuits on silicon wafers. As at December 31, 2004, we beneficially owned 13.4% of the issued share capital of Tower Semiconductor. As at December 31, 2004, Tower Semiconductor had a capital of US$533.8 million, net assets of US$167.9 million and accumulated deficits of US$356.7 million. For the year ended December 31, 2004, Tower Semiconductor recorded a net loss of US$137.8 million. As at December 31, 2004, we held the shares of Tower Semiconductor at a value of NT$2,035 million (US$64.1 million). The shares of Tower Semiconductor held by us are fully paid-up. For the year ended December 31, 2004, we did not receive any dividend on the shares of Tower Semiconductor. For the year ended December 31, 2004 there were no inter-company loans between us and Tower Semiconductor.

•	ProComm Inc. — A 38.4% direct equity interest in ProComm Inc. ProComm Inc. designs and sells integrated chipsets and application-specific integrated circuits for applications used in the wireless communications industry. We acquired our equity interest in Prominent Communications Inc. in late 1999 as part of an arrangement to jointly develop integrated circuits for 900MHz cordless telephones. Pursuant to a share swap transaction agreed among Prominent Communications Inc., its shareholders and ProComm Inc. on September 1, 2004, Procomm Inc. issued its own stock to shareholders of Prominent Communications Inc. in exchange for shares of Prominent Communications Inc. Accordingly, we received. 7,300,000 shares of Prominent Communications Inc. in exchange for 10,132,513 shares of ProComm Inc.

•	Biomorphic Microsystems Corporation (“BMC”) — A 30.1% indirect equity interest in BMC. BMC develops and markets intelligent imaging sensors for digital cameras, automobiles and industrial applications. Pursuant to a share swap transaction agreed among Biomorphic VLSI, Inc., its shareholders, and BMC on May 14, 2004, BMC issued its own stock to shareholders of Biomorphic VLSI, Inc. in exchange of Biomorphic VLSI, Inc.’s stock. Accordingly, we received 14,900,531 shares of BMC in exchange for 18,160,252 shares of Biomorphic VLSI, Inc. We injected a further NT$65 million in capital into BMC through Rui Hon Investment Ltd. and NT$43 million in capital into BMC through Hui Ying Investment Ltd on June 25, 2004. In addition, we disposed of 6,420,000 shares of BMC to other venture capital investors in the second half of 2004.

•	RAIO Technology Inc. — A 26.3% indirect equity interest in RAIO Technology Inc., which provides intellectual property, software and ASIC design solutions for PC-peripheral products and consumer products.

•	Magic Pixel Inc. — A 48.8% direct equity interest in Magic Pixel Inc., which focuses on IC design of video and related products. Our shareholding was diluted in 2003 from 100% as a result of a private placement of shares by Magic Pixel Inc. to its employees.

C. Organizational Structure

     The following table sets forth the identity of our subsidiaries and their jurisdictions of incorporation as of December 31, 2004.

				Direct or
			Total Paid-in	Indirect
		Jurisdiction of	Capital of such	Equity
Name of subsidiary	Main business	incorporation	Entity	Interest
Hui Ying Investment Ltd.	Investment	Taiwan, R.O.C.	NT$500,000,000	100%
Run Hong Investment Ltd.	Investment	Taiwan, R.O.C.	NT$500,000,000	100%
Kang Bao Investment Ltd.	Investment	Taiwan, R.O.C.	NT$500,000,000	100%
Joyteck Co., Ltd.	Systems Solutions	Taiwan, R.O.C.	NT$96,775,000	87.98%
Macronix America, Inc.	Sales and marketing	California, U.S.A.	US$100,000	100%
Macronix Europe N.V.	Sales and marketing	Belgium	EUR 62,000	100%
Macronix (B.V.I.) Co., Ltd.	Investment	British Virgin Islands	US$169,647,826	100%
New Trend Technology Inc.	IC design	California, U.S.A.	US$23,850,000	100%
Wedgewood International Ltd.	Investment	British Virgin Islands	US$35,010,000	100%
Macronix Pte Ltd.	Sales and marketing	Singapore	US$100,000	100%
MaxNova Inc.	IC design	Taiwan, R.O.C.	NT$85,500,000	85.5%
Macronix Japan (Cayman Islands)	Investment	Cayman Islands	US$500,000	100%
Macronix (Hong Kong) Co., Ltd.	Sales and marketing	Hong Kong	US$2,500,000	100%

Macronix (BVI) Co., Ltd. (“Macronix BVI”)

     Macronix BVI is an investment holding company. As at December 31, 2004, we beneficially owned 100% of the issued share capital of Macronix BVI. As at December 31, 2004, Macronix BVI had a capital of US$169.6 million, net assets of US$13.9 million and accumulated deficits of US$114.1 million. For the year ended December 31, 2004, Macronix BVI recorded a net loss of US$0.1 million.

     As at December 31, 2004, we held the shares of Macronix BVI at a value of US$13.9 million. The shares of Macronix BVI held by us are fully paid-up. For the year ended December 31, 2004, we did not receive any dividend on the shares of Macronix BVI. For the year ended December 31, 2004 there were no inter-company loans between us and Macronix BVI.

Wedgewood International Ltd. (“Wedgewood”)

     Wedgewood is an investment holding company. As at December 31, 2004, we beneficially owned 100% of the issued share capital of Wedgewood. As at December 31, 2004, Wedgewood had a capital of US$35.0 million, net assets with a negative value of US$62.2 million and accumulated deficits of US$97.2 million. For the year ended December 31, 2004, Wedgewood recorded a net loss of US$2.0 million.

     As at December 31, 2004, we held the shares of Wedgewood at a negative value of US$62.2 million. The shares of Wedgewood held by us are fully paid-up. For the year ended December 31, 2004, we did not receive any dividend on the shares of Wedgewood. For the year ended December 31, 2004 there were no inter-company loans between Wedgewood and us.

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

     Fab II commenced commercial operations in October 1997. Fab II occupies approximately 883,000 square feet on land that is leased from the Science Park Administration. The lease expires in June 2015 but is renewable at our option. The facility has a production area of approximately 84,000 square feet and a production support area of approximately 32,000 square feet. Space has also been reserved for testing facilities in Fab II, although Fab II currently shares Fab I’s test operations plant for all of Fab II’s eight-inch wafers. Fab II has modernized production equipment, incorporates computer automated production systems and will be able to support 0.13 micron process technology without the need for major upgrades. Fab II is equipped with a total energy management system and an advanced waste treatment system. We own all the facilities comprising Fab I and Fab II.

     In July 2002, we completed construction of the shell of Fab III, our third wafer fabrication facility, on a parcel of leased land next to Fab II, with a production area of approximately 170,000 square feet and a production support area of approximately 25,500 square feet. In order to alleviate capacity constraints in Fab II, which is an eight-inch facility, we have used a portion of the space in Fab III to install eight-inch equipment to complement production at Fab II. However, due to the adverse market conditions currently prevailing in the semiconductor industry and also because we currently have sufficient capacity at Fab I and Fab II as a result of our migration to decreased line-widths and die sizes which allow us to manufacture more dies per wafer, we do not have any current plans to equip and commence operations at Fab III with twelve-inch equipment until the market conditions improve or we require the additional capacity. We expect that we will be able to ramp up production in approximately six months if required by market conditions. In addition, we may commence operations at Fab III sooner if a suitable co-operative opportunity presents itself with an existing or new business partner.

     The Science Park Administration has granted us a parcel of land adjacent to our Fab II under a lease that is renewable annually for a maximum of 20 years. This land is to be used to build research and development laboratories.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report. These financial statements have been prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. See note22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report and “A. Operating Results – U.S. GAAP Reconciliation”.

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

     The semiconductor industry began to show signs of recovery at the end of the second quarter of 2003. In particular, we recorded a reversal of inventory and spare parts loss provision of NT$1,185 million in 2003. In 2003, net sales revenue increased by 7.4% compared to the 2002, but our cost of goods sold continued to exceed our net sales revenue, resulting in a realized gross loss of NT$2,942 million and an operating loss of NT$7,684 million. In 2003, we recorded a net loss of NT$8,198 million.

     Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry is experiencing another downturn that began in the second half of 2004 . We recorded a reversal of inventory and spare parts loss provision of NT$919 million (US$28.9 million) in 2004 and our net sales revenue increased by 32.0% in 2004 compared to the 2003, reflecting the recovery that continued during the first half of 2004. We had realized gross profit of NT$4,388 million (US$138.2 million), an operating loss of NT$349 million (US$11.0 million) and net income of NT$218 million (US$6.9 million).

     Our capacity utilization rate is calculated using our actual production in the respective period divided by total production capacity. Our quarterly capacity utilization rates were, respectively, approximately 50%, 64%, 65%, and 57% in 2002, approximately 49%, 64%, 89% and 89% in 2003 and approximately 91%, 100%, 103% and 88% in 2004. Our capacity utilization for the first quarter of 2005 was 53%. We cannot assure you that our capacity utilization rates will not decline in the future.

     Nintendo continued to be our single largest customer in 2002, 2003 and 2004. In 2001 and 2002, Nintendo launched its new Game Cube video game platform, which utilizes a DVD-ROM-based storage system instead of the Mask ROM-based cartridges traditionally used in other Nintendo game platforms. As a result, sales of our products for Nintendo and in particular for the Game Cube as a percentage of our total net sales have been declining since 2002, although demand increased in late 2003 due to a significant reduction in prices for the Game Cube. We have shifted production towards the output of Mask ROMs used in game cartridges for Nintendo’s handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, Game Boy Advance Super, which was released in 2003, and Nintendo Dual Screen, which was released in December 2004. In addition, we currently supply other accessories for the Game Cube video game platform. Our sales of Mask ROMs to Nintendo in 2002, 2003 and 2004 for use in Game Boy Advance software cartridges accounted for a large portion of our total sales of Mask ROMs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

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

     For certain material developments of our company with respect to our financial condition and results of operations since December 31, 2004, please refer to the discussion set forth in “Item 4. Information on the Company — B. History and Development of the Company — Recent Developments” included elsewhere in this annual report.

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

          In 2001, we experienced a decrease in the average selling prices for almost all of our memory products, particularly Flash products, as compared to 2000. These price declines continued throughout 2001 and 2002. In 2003, prices for Flash products continued to decline while prices for Mask ROM products increased slightly due to more shipments of higher density Mask ROM products. For the full year 2004, average selling prices for Mask ROM products decreased slightly while prices for Flash products increased, although due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into 2005.

     The following table sets forth the average selling prices per die for our Mask ROM and Flash memory products for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(NT$ per die)
Mask ROM	54.8	56.9	54.2
Flash Memory	49.0	40.8	45.8

     The following table sets forth the average megabit (Mb) per die for our Mask ROM and Flash memory products for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(Mb per die)
Mask ROM(1)	39.4	61.5	75.3
Flash Memory	9.5	11.4	11.7

(1)	The significant increase in megabit per die for Mask ROM products from 2002 to 2004 resulted from the increase in demand for high-density Mask ROM products in 2003 and 2004.

Cost of Goods Sold

          Our cost of goods sold consists principally of:

•	overhead, including depreciation of property, plant and equipment and amortization of intangible assets;

•	costs of raw materials, including wafers, chemicals and other inputs, for semiconductor fabrication;

•	costs of outsourcing production to third parties;

•	direct labor costs; and

•	service charges paid for testing and packaging services.

          As a result of the price trend discussed above, beginning in 2002 our cost of goods sold, a substantial portion of which consists of depreciation and amortization, was higher than our net sales revenue. We realized a gross loss of NT$615 million and an operating loss of NT$6,827 million in 2002. For the same reason, in 2003, our cost of goods sold remained higher than our net sales revenue, which resulted in a realized a gross loss of NT$2,942 million and an operating loss of NT$7,684 million. In 2004, our cost of goods sold was lower than our net sales revenue, which resulted in a realized a gross profit of NT$4,388 million (US$138.2 million) and an operating loss of NT$349 million (US$11.0 million).

Capital Expenditures and Depreciation

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

          An additional element affecting our overall profitability is the impact of our capital expenditure program, which will result in higher depreciation costs, as well as interest charges accruing from the debt incurred to finance our capital expansion. In 2003, depreciation and amortization increased by 6.2% from NT$8,742 million in 2002 to NT$9,287 million due to the capital expansion program at Fab II and the commencement of depreciation at Fab III. The level of our depreciation expense peaked in 2003. In 2004, depreciation and amortization decreased by 18.6% from NT$9,287 million in 2003 to NT$7,562 million (US$238.3 million). Although we anticipate that our depreciation expense will continue to decrease in 2005, our future depreciation expense will depend on our capital expenditure program.

          In 2002, 2003 and 2004, our depreciation expense was NT$8,107 million, NT$8,615 million and NT$7,092 million (US$223.4 million), and represented 49.2%, 48.6% and 30.3% of net sales revenue, respectively. In 2003, the decrease in depreciation expense as a percentage of net sales revenue despite the increase in depreciation expenses reflected the increase in net sales revenue. In 2004, the decrease in depreciation expense as a percentage of net sales revenue reflected the decrease in depreciation expenses and the increase in net sales revenue.

          We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves commercial levels of utilization. In periods of depressed industry conditions, such as those that have prevailed in 2001, 2002, the first half of 2003 and the second half of 2004, we may experience lower than expected demand from customers and a sharp decline in average selling prices, resulting in an increase in depreciation expense relative to net sales revenue.

Inventory

          Due to seasonal fluctuations in the demand for our products, we choose to build up inventory during low demand periods to decrease customer turnaround time and to minimize fluctuations in levels of production during the year. This seasonal buildup in our inventory increases our risk of inventory loss due to obsolescence.

          Adverse market conditions in the semiconductor industry between the second half of 2000 and the first half of 2003 resulted in a decline in average selling prices for our products generally and a corresponding decrease in the stated value of our inventories. We make provisions for inventory and spare parts loss based on product age and our evaluation of historical data and projected sales price and volume to determine current trends so as to identify products or product classes that are at risk of obsolescence or are slow moving. We recorded a reversal of inventory and spare parts loss provision of NT$919 million (US$28.9 million) in 2004 and NT$1,185 million in 2003 due to improving market conditions, compared to an inventory and spare parts loss provision of NT$2,929 million for the year ended December 31, 2002.

Research and Development

          We believe that research and development is critical to our future success. We incurred expenses of NT$3,806 million in 2002, NT$2,738 million in 2003 and NT$2,577 million (US$81.2 million) in 2004 on research and development, or 23.1%, 15.5% and 11.0% of net sales revenue in those periods, respectively. See “— Results of Operations” for a more detailed discussion of our research and development expenditures.

          Our reorganization in 2003 enabled us to consolidate our research and development efforts and reduce the total number of projects by approximately two-thirds. As a result, we have reduced our level of research and development expenditures. See “Item 5. Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc. — Research and Development”.

Cost Reduction Initiatives

          Our average selling prices for our products have generally declined over time. As a result, we need to reduce our costs continuously in order to maintain the margins on our products. The need for such measures will increase following our strategy to increase our production of Flash products, which have a higher per unit cost. We seek to reduce our unit fixed costs by focusing on technology migration and product development, as well as improving manufacturing capabilities and maximizing sales volumes and capacity utilization. In addition, we seek to leverage our memory products capabilities for strategic manufacturing services for certain key customers in order to minimize capacity loss during slow demand periods. For example, we have been able to obtain cost reductions through our continuing efforts to improve yields of functional dies per wafer, decrease line widths by improving die-size technology and increase economies of scale. We currently employ 0.4 micron process technology, 0.35 micron process technology and, to a limited extent, 0.32 micron process technology for certain chips at Fab I. We originally employed 0.25 micron process technology at Fab II for our primary Mask ROM products. We migrated to 0.18 micron process technology for our Mask ROM products produced at Fab II in the second half of 2000, and successfully migrated to 0.15 micron process technology for both Flash and Mask ROM in the fourth quarter of 2002. We began mass production using 0.15 micron process technology for Flash in the second quarter of 2003. We expect to migrate to 0.13 micron process technology for Flash products produced at Fab II in 2006.

Production Capacity

          Due to decline in demand as a result of the market downturn in the semiconductor industry, our wafer production in terms of eight-inch wafer equivalents decreased 10.8% to 430,672 wafers in 2002 from 482,836 wafers in 2001. In 2003, our wafer production increased 10.7% to 476,729 wafers. In 2004, our wafer production increased 34.4% to 640,548 wafers.

          In order to decrease customer turnaround time and to utilize greater economies of scale in the future, we have supplemented and increased our manufacturing capacity. We have supplemented our logic process manufacturing capacity by contracting for wafer fabrication on a foundry basis by third parties, including TSMC and Tower Semiconductor. We also have increased our overall manufacturing capacity through the enhancement of Fab I and Fab II.

          In July 2002, we completed construction of the shell of Fab III In addition. Although we currently are utilizing a portion of the space in Fab III to increase our production capacity at Fab II using 8 inch wafers, due to the adverse market conditions currently prevailing in the semiconductor industry and also because we currently have sufficient capacity at Fab I and Fab II as a result of our migration to decreased line-widths and die sizes which allow us to manufacture more dies per wafer, we do not have any current plans to equip and commence operations at Fab III with twelve-inch equipment until the market conditions improve or we require the additional capacity.

          The following table sets forth our wafer production (eight-inch equivalents) by product for each of the periods indicated:

	Year ended December 31,
	2002		2003		2004
	(number of	(% of total	(number of	(% of total	(number of	(% of total
	wafers)	production)	wafers)	production)	wafers)	production)
Mask ROM	173,253	40.2	188,356	39.5	233,750	36.5
Flash	207,820	48.3	190,174	39.9	298,513	46.6
EPROM	12,767	2.9	2,996	0.6	1,107	0.2
SMS	18,800	4.4	78,537	16.5	86,925	13.6
SLC(1)	18,032	4.2	16,666	3.5	20,253	3.1

Total	430,672	100.0	476,729	100.0	640,548	100.0

(1)	Yields of dies per wafer vary with each type of logic product manufactured by us and a change in product mix may cause variations in both wafer production and dies per wafer.

Geographic Markets

     We distribute our products to a wide variety of customers in a number of geographical markets, including:

•	Japan;

•	Taiwan;

•	Singapore and Hong Kong;

•	the United States; and

•	Europe.

          The following table sets forth the breakdown of our net sales revenue and percentages of net sales revenue by geographic regions, based on sales generated by our sales branches located in such regions:

	Year ended December 31, (1)
	2002		2003		2004
	(millions	(% of total net sales	(millions	(% of total net	(millions	(% of total net
	in NT$)	revenue)	in NT$)	sales revenue)	in NT$)	sales revenue)
Japan	7,983	48.4	7,269	41.0	8,364	35.8
Taiwan	2,891	17.5	5,679	32.1	7,839	33.5
Singapore and Hong Kong	3,656	22.2	3,487	19.7	5,119	21.9
United States	1,617	9.8	823	4.6	981	4.2
Europe	345	2.1	454	2.6	1,077	4.6

Total	16,492	100.0	17,712	100.0	23,380	100.0

(1)	See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 for a discussion of our export sales. The numbers in this table do not represent sales by shipping destination or by end customer origin.

          Our sales to Japan are generally denominated in U.S. dollars and Japanese yen, our sales to Taiwan are generally denominated in U.S. dollars and N.T. dollars, and our sales to other countries are generally denominated in U.S. dollars. In 2002, 2003 and 2004, 99.2%, 96.3% and 96.2%, respectively, of our net sales revenue was denominated in currencies other than N.T. dollars, primarily U.S. dollars and Japanese yen.

     We use hedging techniques such as foreign currency borrowings, forward exchange rate contracts and foreign currency swaps to mitigate our currency exposure risks.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with R.O.C. GAAP. We also provide a reconciliation from our R.O.C. GAAP financial statements to U.S. GAAP in note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We record estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          We believe that the following critical accounting policies are the more significant policies used in the preparation of our consolidated financial statements.

Inventories

          A principal risk in our industry is the rapid rate of obsolescence of products due to changes in technology or other economic factors. Our financial and production management evaluates historical experience, current trends and projected sales prices and volumes to identify products or classes of products that are at risk for obsolescence or are slow moving, and accordingly, we record a provision for this potential obsolescence. Our projected sales volumes are based on projected demand information provided by our customers and our estimates of general market conditions. We recorded an inventory and spare parts loss provision under R.O.C. GAAP of NT$2,929 million in 2002 due to obsolete or slow moving items. We recorded a reversal of inventory and spare parts loss provision of NT$1,185 million in 2003 and NT$919 million (US$28.9 million) in 2004 due to improving market conditions.

Stock Appreciation Right Program

          We entered into a derivative contract to hedge our risk related to our stock appreciation right (“SAR”) program.

This derivative contract, as amended, expired and was fully settled on May 5, 2005. We received or paid the benefit or obligation represented by the fair market value of our share price in N.T. dollars divided by the then prevailing exchange rates between the N.T. dollar and the U.S. dollar compared with the strike price in the contract. We could settle portions of the contract at our discretion up to the expiration date. Under R.O.C. GAAP, we allocated a portion of the gains or losses from the derivative contract to SAR expense by correlating the number of rights in the SAR plan that had vested with the same number of shares referenced in the derivative contract. We recorded gains or losses on the portion of the derivative contract related to the SAR based on the difference between the strike price in the derivative contract and the employees’ exercise price. We recorded as investment gains or losses changes in the value of the derivative contract that did not correlate with vested rights. Therefore, to the extent the employees’ exercise price on vested rights exceeded the fair market value of our shares, a portion of the derivative obligation was not recorded. To the extent that employees vested in rights for which the exercise price exceeded the fair market value of our shares, the obligation recorded related to the derivative contract may be reduced, having a positive impact on our earnings. Due to the expiration of the SAR program, there were no unrecorded obligations relating to the derivative contract as of December 31, 2004. Furthermore, since the strike price of the derivative contract is in U.S. dollars, changes in the value of the contract may not correlate with changes in our obligations under the SAR program.

Net Deferred Tax Assets

          Under R.O.C. GAAP, our income tax expense is recorded based on calculations using the statutory tax rate of each entity’s jurisdiction of incorporation. As of December 31, 2004, our deferred tax assets consisted principally of investment credits that expire between 2005 and 2008 and loss carry-forwards that expire in 2006 and 2007. See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that a portion, but not all, of these tax credits will be utilized prior to their expiration. We expect to achieve future earnings through the expansion of our business. However, we may not be able to generate sufficient additional income to fully utilize our deferred tax assets. In particular, an additional valuation allowance may be required to the extent we are not able to fully utilize our deferred tax assets. As of December 31, 2004, our deferred tax assets exceeded our deferred tax liabilities by NT$8,739 million (US$275.3 million), and we recorded a valuation allowance of NT$6,843 million (US$215.6 million) against our tax assets resulting in net deferred tax assets of NT$1,896 million (US$59.7 million).

Cost Method Investments

          Under R.O.C. GAAP, unrealized losses on marketable equity securities held for short-term investment are recorded as investment loss in the statement of operations, and unrealized gains are not recognized. Unrealized losses on marketable equity securities held for long-term investment are reported as a reduction of shareholders’ equity, and the unrealized gains are not recorded. Non-marketable equity securities are recorded at cost. In determining if and when a cost method investee’s decline in value below cost is not recoverable, we evaluate the market conditions, offering prices, trends of earnings, price multiples and other key measures for our investments. When such a decline in value is deemed to be a permanent diminution, we recognize an impairment loss in the current period operating results to the extent of the decline. As of December 31, 2004, we recorded a cumulative unrealized loss of NT$1,352 million (US$42.6 million), which was primarily attributable to our investment in Tower Semiconductor.

Results of Operations

          The following table sets forth, for the periods indicated, certain financial data from our statements of operations, expressed in each case as a percentage of net sales revenue:

	Year ended December 31,
	2002	2003	2004
Sales revenue	100.9	102.0	100.5
Less: Sales returns	(0.2)	(1.8)	(0.1)
Sales discounts	(0.7)	(0.2)	(0.4)
Net sales revenue	100.0	100.0	100.0
MMSG:
Mask ROM	45.9	42.1	35.8
Flash	26.4	32.8	45.8
EPROM	3.6	1.7	0.7
SMS	2.5	13.3	7.4

	Year ended December 31,
	2002	2003	2004
ISG:
SLC	17.6	7.3	7.7
Other(1)	4.0	2.8	2.6
Cost of goods sold	(103.7)	(116.6)	(81.2)

Gross profit (loss)	(3.7)	(16.6)	18.8

Operating expenses
Selling expenses	(3.5)	(3.2)	(3.1)
Administrative expenses	(11.1)	(8.1)	(6.1)
Research and development expenses	(23.1)	(15.5)	(11.0)
Total operating expenses	(37.7)	(26.8)	(20.2)

Operating income (loss)	(41.4)	(43.4)	(1.4)
Non-operating income	2.8	10.6	6.9
Non-operating expenses	(30.2)	(13.4)	(4.4)

Income (loss) before taxes and minority interest	(68.8)	(46.2)	1.1

Income tax benefit (provision)	(0.1)	(0.1)	(0.2)

Minority interest	*	*	*

Net income (loss)	(68.9)	(46.3)	0.9

(1)	Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues.

*	Less than 0.1%.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

          Net Sales Revenue. Our total net sales revenue increased 32.0% to NT$23,380 million (US$736.6 million) in 2004 from NT$17,712 million in 2003. This increase was primarily due to increases in sales revenue of Mask ROM, Flash and SLC, which were partially offset by the decreases in sales revenue of SMS and EPROM.

          Our net sales revenue from Mask ROM products increased 12.2% to NT$8,373 million (US$263.8 million) in 2004 from NT$7,464 million in 2003. This increase was primarily due to an increase in sales volumes of Mask ROM products in 2004, which was partially offset by a decrease in the average selling prices for Mask ROM products. Sales volume increased to 152.4 million dies in 2004 compared to 128 million dies in 2003 as a result of a general industry upturn in the first half of 2004 as well as shipments for game cartridges for Nintendo’s new portable dual screen devices that began in the fourth quarter of 2004. The average selling prices for Mask ROM products decreased to NT$54.2 per die in 2004 from NT$56.9 per die in 2003, principally as a result of decreasing prices per Mb of Mask ROM products in line with general industry trends, partially offset by increased sales of high-density Mask ROM products. The proportion of our net sales revenue from Mask ROM products decreased to 35.8% in 2004 from 42.1% in 2003, primarily due to the increase in Flash sales.

          Our net sales revenue from Flash products increased 84.4% to NT$10,715 million (US$337.6 million) in 2004 from NT$5,810 million in 2003. This increase was primarily due to an increase in the sales volume of our Flash products as well as our average selling prices. Sales volume increased to 235.9 million dies in 2004 compared to 115.1 million dies in 2003 due to an increased demand for Flash products used in optical disk drives and DVD players which arose as a result of our successful penetration into the markets for these products in 2004, as well increased demand for Flash products used in printers, ADSL modems and other consumer applications. Average selling prices for Flash products increased to NT$45.8 per die in 2004 from NT$40.8 per die in 2003, principally as a result of strong demand for Flash products in the first half of 2004. The proportion of our net sales revenue from Flash products increased to 45.8% in 2004 from 32.8% in 2003.

          Our net sales revenue from EPROM products decreased 46.4% to NT$162.6 million (US$5.1 million) in 2004 from NT$304 million in 2003. This decrease was primarily due to the continued migration from EPROM products to Flash products by our customers. Sales volume decreased to 13.0 million dies in 2004 compared to 15.9 million dies in 2003 as a result of the decline in demand from our customers. The average selling prices for EPROM products decreased to NT$12.5 per die in 2004 from NT$19.2 per die in 2003, principally as a result of the downward price trend of our EPROM products. The proportion of our net sales revenue from EPROM products decreased to 0.7% in 2004 from 1.7% in 2003.

          Our net sales revenue from SMS products decreased 25.6% to NT$1,733 million (US$54.6 million) in 2004 from NT$2,328 million in 2003. This decrease was mainly due to the expiration of our agreement to provide manufacturing services to Renesas. The proportion of our net sales revenue from our SMS products decreased to 7.4% in 2004 from 13.1% in 2003.

          Our net sales revenue from SLC products increased 35.6% to NT$1,787 million (US$56.3 million) in 2004 from NT$1,318 million in 2003. This increase was principally due to the general industry upturn in 2004. The proportion of our net sales revenue from our SLC products increased to 7.6% in 2004 from 7.4% in 2003.

          Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue increased 25.0% to NT$610 million (US$19.2 million) in 2004 from NT$488 million in 2003. This increase was primarily due to increases in masking charges and other operating revenue. The proportion of our net sales revenue from others decreased to 2.6% in 2004 from 2.8% in 2003.

          Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold decreased 8.1% to NT$18,990 million (US$598.3 million) in 2004 from NT$20,657 million in 2003. This decrease was primarily due to the technology migration to smaller line-widths which resulted in more dies per wafer and lower manufacturing costs per unit, and a 17.7% decrease in depreciation expense.

          As a result of the foregoing, our realized gross profit (loss) changed to a realized gross profit of NT$4,388 million (US$138.3 million) in 2004 from a realized gross loss of NT$2,945 million in 2003. We had a positive gross margin of 18.8% in 2004 compared to a negative gross margin of 16.6% in 2003.

          Operating Expenses. Total operating expenses decreased slightly by 0.1% to NT$4,737 million (US$149.2 million) in 2004 from NT$4,742 million in 2003. This decrease was primarily due to a decrease in research and development expenses and a slight decrease in administrative expenses, partially offset by an increase in selling expenses. Research and development expenses decreased 5.9% to NT$2,577 million (US$81.2 million) in 2004 from NT$2,738 million in 2003, due to our strategic policy of integrating our resources and streamlining the number of research and development projects. Administrative expenses decreased slightly by 0.8% to NT$1,431 million (US$45.1 million) in 2004 from NT$1,443 million in 2003. Selling expenses increased 29.9% to NT$729 million (US$23.0 million) in 2004 compared to NT$561 million in 2003, due to increased sales.

          Operating Loss. As a result of the foregoing, our operating loss decreased 95.4% to NT$349 million (US$11.0 million) in 2004 from NT$7,684 million in 2003.

          Non-Operating Income. Non-operating income decreased 13.7% to NT$1,619 million (US$51.0 million) in 2004 from NT$1,877 million in 2003. This decrease was primarily due to recording a foreign exchange loss in 2004 compared to a foreign exchange gain in 2003 and a decrease in reversal of inventory and spare parts loss provision, partially offset by an increase in gain on disposal of long-term investments and others. We recorded a foreign exchange loss of NT$154 million (US$4.9 million) in 2004, principally as a result of the appreciation of the NT$ against the U.S. dollar and Japanese yen, compared to a foreign exchange gain of NT$375 million in 2003. Reversal of inventory and spare parts loss provision decreased 22.4% to NT$919 million (US$28.9 million) in 2004 from NT$1,185 million in 2003, due to decreased sales out of inventory that was written off for obsolescence in prior periods. Gain on disposal of long-term investments increased 485.9% to NT$375 million (US$11.8 million) in 2004 from NT$64 million in 2003, primarily due to the disposal of a portion of our investments in in Biomorphic and Chipbond in 2004, and in Powertech in 2004 following its IPO in 2003. Others increased 92.6% to NT$192 million (US$6.1 million) in 2004 from NT$100 million in 2003, primarily due to a NT$63 million debt extinguishment gain in connection with our repurchase and cancellation in 2004 of US$169.1 million of our 0.5% convertible bonds due February 7, 2007 and dividend income of NT$24 million (US$0.8 million) in 2004 compared to nil in 2003.

          Non-Operating Expenses. Non-operating expenses decreased 56.8% to NT$1,023 million (US$32.2 million) in 2004 from NT$2,370 million in 2003. This decrease was primarily due to decreases in net investment loss, loss on allowance for prepaid expenses, interest expense and others, partially offset by recording a foreign exchange loss in 2004 compared to a foreign exchange gain in 2003. Net investment loss decreased 92.4% to NT$56 million (US$1.8 million) in 2004 from NT$737 million in 2003, because we had no significant additional losses in 2004 under our equity derivative contract which had our common shares as the underlying reference securities, as the trading price of our common shares stabilized in 2004, whereas our net investment loss in 2003 was primarily due to a loss under the same equity derivative contract, as a result of a significant decline in the trading price of our common shares in 2003, offset by a NT$178 million reversal of estimated SAR expenses that we had recognized previously. Loss on allowance for prepaid expenses decreased 100.0% to nil in 2004 from NT$335 million in 2003, due to reserves for unused prepaid credit for wafer production in 2003 compared to no loss in 2004. Interest expense decreased 36.5% to NT$684 million (US$21.6 million) in 2004 from NT$1,078 million in 2003, due to the decrease of our outstanding convertible bonds in 2004. Others decreased 77.3% to NT$30 million (US$0.9 million) in 2004 from NT$132 million in 2003, primarily due to decreases in the depreciation of the idle assets and losses from the obsolescence of the idle assets. We recorded a foreign exchange loss of NT$154 million (US$4.9 million) in 2004, principally as a result of the appreciation of N.T. dollars to U.S. dollars and Japanese Yen as well as because our average net assets in U.S. dollars and Japanese Yen were greater than our liabilities in those foreign currencies, compared to a foreign exchange gain of NT$375 million in 2003.

          Income Tax Expense. Total income tax expense increased 66.7% to NT$35 million (US$1.1 million) in 2004 from NT$21 million in 2003. This increase resulted primarily from tax expenses paid by Macronix (America) and Macronix HK, our subsidiaries, as a result of increased profits.

          Net Income (Loss). As a result of the foregoing, we recorded net income of NT$218 million (US$6.9 million) in 2004 compared to net loss of NT$8,198 million in 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

          Net Sales Revenue. Our total net sales revenue increased 7.4% to NT$17,712 million in 2003 from NT$16,492 million in 2002. This increase was primarily due to increases in sales volume of Flash products and SMS products, which were partially offset by the decreases in sales volume of Mask ROM, EPROM and SLC products.

          Our net sales revenue from Mask ROM products decreased 1.5% to NT$7,463 million in 2003 from NT$7,575 million in 2002. This decrease was primarily due to a continued decrease in sales volume of Mask ROM products in 2003, which was partially offset by an increase in the average selling prices for Mask ROM products. Sales volume decreased to 128 million dies in 2003 compared to 138.0 million dies in 2002 as a result of decreased demand for Mask ROM products from Nintendo following its introduction of the Game Cube products. The average selling prices for Mask ROM products increased to NT$56.9 per die in 2003 from NT$54.8 per die in 2002, principally as a result of increased sales of high-density Mask ROM products. The proportion of our net sales revenue from Mask ROM products decreased to 42.1% in 2003 from 45.9% in 2002.

          Our net sales revenue from Flash products increased 33.4% to NT$5,810 million in 2003 from NT$4,356 million in 2002. This increase was primarily due to an increase in the sales volume of our Flash products, which was partially offset by a decrease in the average selling prices for Flash products. Sales volume increased to 115.1 million dies in 2003 compared to 100.8 million dies in 2002 due to an increased demand in game products, printers and other consumer applications. Average selling prices for Flash products decreased to NT$40.8 per die in 2003 from NT$49.0 per die in 2002, principally as a result of declines in market prices, particularly in the first half of 2003. The proportion of our net sales revenue from Flash products increased to 32.8% in 2003 from 26.4% in 2002.

          Our net sales revenue from EPROM products decreased 48.7% to NT$304 million in 2003 from NT$592 million in 2002. This decrease was primarily due to the migration from EPROM products to Flash products by our customers. Sales volume decreased to 15.9 million dies in 2003 compared to 30.6 million dies in 2002 as a result of the decline of the demand from our customers. The average selling prices for EPROM products decreased to NT$19.2 per die in 2003 from NT$22.0 per die in 2002, principally as a result of the downward price trend of our EPROM products. The proportion of our net sales revenue from EPROM products decreased to 1.7% in 2003 from 3.6% in 2002.

          Our net sales revenue from SMS products increased 474.6% to NT$2,360 million in 2003 from NT$411 million in 2002. This increase was mainly due to the increased demand for the manufacturing service we provide to Renesas as well as increases in purchase orders from our major existing contract customers. The proportion of our net sales revenue from our SMS products increased to 13.3% in 2003 from 2.5% in 2002.

          Our net sales revenue from SLC products decreased 55.5% to NT$1,287 million in 2003 from NT$2,894 million in 2002. This decrease was principally due to the decline in demand of SLC products from one of our key customers, which was partially offset by increases generally in the average selling prices for SLC products. The proportion of our net sales revenue from our SLC products decreased to 7.3% in 2003 from 17.6% in 2002.

          Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue decreased 26.6% to NT$488 million in 2003 from NT$664 million in 2002. This decrease was primarily due to the decrease of profit sharing received from Phillips. The proportion of our net sales revenue from others decreased to 2.8% in 2003 from 4.0% in 2002.

          Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold increased 20.8% to NT$20,657 million in 2003 from NT$17,105 million in 2002. This significant increase was primarily due to the change in our product mix towards a higher proportion of Flash products, which have higher manufacturing costs per unit, and a 6.3% increase in depreciation expense resulting from commencing depreciation at Fab III in July 2002. See “— Overview — Cost of Goods Sold — Capital Expenditures and Depreciation Trend”. The higher per unit manufacturing costs for our Flash products reflect that our Flashthat our Flash technology was in the process of migrating to more advanced technology and was therefore not cost competitive until around the fourth quarter of 2003.

          As a result of the foregoing, our realized gross loss increased 378.1% to NT$2,942 million in 2003 from NT$615 million in 2002. We had a negative gross margin of 16.6% in 2003 compared to a negative gross margin of 3.7% in 2002.

          Operating Expenses. Total operating expenses decreased 23.7% to NT$4,742 million in 2003 from NT$6,212 million in 2002. This decrease was primarily due to decreases in research and development expenses and administrative expenses. Research and development expenses decreased 28.1% to NT$2,738 million in 2003 from NT$3,806 million in 2002, due to our strategic policy of integrating our resources and streamlining the number of research and development projects. See “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc. — Research and Development”. Administrative expenses decreased 21.5% to NT$1,443 million in 2003 from NT$1,838 million in 2002. This decrease was primarily due to cost control measures that we implemented in 2003. Selling expenses remained relatively unchanged at NT$561 million in 2003 compared to NT$568 million in 2002.

          Operating Loss. As a result of the foregoing, our operating loss increased 12.6% to NT$7,684 million in 2003 from NT$6,827 million in 2002.

          Non-Operating Income. Non-operating income increased 302.8% to NT$1,877 million in 2003 from NT$466 million in 2002. This increase was primarily due to recording a reversal of inventory and spare parts loss provision and an increase in foreign exchange gains, which were partially offset by a decrease in interest income and other income. We recorded a reversal of inventory and spare parts loss provision of NT$1,185 million in 2003 largely as a result of the increased sales out of inventory that was written off for obsolescence in prior periods, compared to an inventory loss provision of NT$2,929 million in 2002 resulting from inventory obsolescence due to aging and price declines. Our foreign exchange gains were NT$375 million in 2003, principally as a result of the appreciation of the N.T. dollar against the U.S. dollar as well as the appreciation of the Japanese yen against the U.S. dollar, compared to a foreign exchange loss of NT$321 million in 2002. Interest income decreased 52.1% to NT$103.1 million in 2003 from NT$217 million in 2002, primarily due to declining interest rates. Other income decreased 54.3% to NT$100 million in 2003 from NT$219 million in 2002. The higher amount of other income in 2002 was principally the result of insurance claims received in 2002 for earthquake damage that occurred in 1999 and the electricity shutdown that occurred in 2000.

          Non-Operating Expenses. Non-operating expenses decreased 52.4% to NT$2,370 million in 2003 from NT$4,976 million in 2002. This decrease was primarily due to an inventory loss provision reversal, foreign exchange gains and a decrease in interest expense, which were partially offset by increases in net investment loss, loss on allowance for prepaid expenses and other expenses. As discussed above, we recorded an inventory loss provision reversal of NT$1,185 million, compared to an inventory loss provision of NT$2,929 million in 2002. Our foreign exchange gains were NT$375 million in 2003, compared to foreign exchange losses of NT$321 million in 2002. Interest expense decreased 12.9% to NT$1,078 million in 2003 from NT$1,238 million in 2002, principally as a result of declining interest rates. Net loss from equity investment decreased 38.2% to NT$87 million in 2003 from NT$141 million in 2002 because of approximately NT$117 million in losses from our equity investment in Biomorphic in 2002, compared to approximately NT$43 million in 2003. However, net investment loss increased 169.3% to NT$737 million in 2003 from NT$274 million in 2002 primarily due to a loss in 2003 under our equity derivative contract which had our common shares as the underlying reference securities, as a result of a significant decline in the trading price of our common shares in 2003, offset by a NT$178 million reversal of estimated SAR expenses that we had recognized previously. We recorded a loss on allowance for prepaid expenses of NT$335 million due to reserves for unused prepaid credit for wafer production with Tower, compared to no loss in 2002. Other expenses increased 81.3% to NT$132 million in 2003 from NT$73 million in 2002, primarily due to increased assets identified as idle in 2003 compared to 2002 and the related depreciation and market value decline for such assets, which are reflected in other expenses rather than cost of goods sold.

          Income Tax Expense. Total income tax expense increased 5.7% to NT$21 million in 2003 from NT$20 million in 2002. This increase resulted primarily from tax expenses relating to income earned by Macronix (Hong Kong) Co., Ltd, which was a new consolidated subsidiary in 2003.

          Net Loss. As a result of the foregoing, our net loss decreased 27.8% to NT$8,198 million in 2003 from NT$11,357 million in 2002.

Inflation

          We do not believe that inflation in Taiwan has had a material impact on our results of operations. The average annual rate of change in Taiwan’s Wholesale Price Index was approximately 0.05% in 2002, 2.48% in 2003 and 7.21% in 2004.

Taxation

          Our facilities, Fab I, II and III, are located in the Science Park. We enjoy preferential tax treatment in some respects under the R.O.C. Statute for the Establishment and Administration of Science Park (referred to in this section as the “Science Park regulations”). We are entitled to a temporary exemption from income taxes for our income attributable to sales of our products manufactured at Fab I and Fab II after subtracting any value-added amount to our products attributable to third-party contractors. We were entitled to choose a tax exemption period of five years for Fab I and four years for Fab II. The tax exemption period commences from the first date of sales, although we may defer the tax exemption for up to four years. We chose the period from January 1, 1994 to December 31, 1998 as the five-year exemption period for Fab I. Because we completed a substantial expansion of Fab II in 2001, we are entitled to choose separate tax expansion periods for Phase I and Phase II of Fab II. For Phase I of Fab II, we have chosen the period from January 1, 2001 to December 31, 2004 as the four-year tax exemption period. We have not chosen the tax exemption period for Phase II of Fab II. Although this tax exemption benefit has been rescinded under an amendment to the Science Park regulations effective on January 20, 2000, we are still entitled to claim the tax exemption period for Phase II of Fab II. We have not chosen the tax exemption period for Fab III. After the expiration of the relevant exemption periods, we will apply for new tax exemptions under the Statute of Upgrading Industries for the expansion of Fab II and Fab III in the future. Due to our net losses in 2002, 2003, we did not receive a benefit from this exemption for such years.

          Under the Statute for Upgrading Industries, we are also entitled to other tax incentives generally available to R.O.C. companies. We may take tax credits currently at rates ranging between 5% and 20% of the amount spent on qualifying machinery and equipment, and at rates up to 30% (25% prior to February 2002) for qualifying research and development costs and employee training expenses. An additional tax credit is also available to us, equal to 50% of the amount by which the qualifying research and development costs or employee training expenses in a given year exceed the average qualifying research and development costs or employee training expenses for the previous two years. The tax credit may be utilized within five years from the date of its occurrence. The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except for the last of the five years, for which there is no limit.

          We utilized NT$318 million of investment credits in 2002, none in 2003 and none in 2004. As of December 31, 2004, unused investment credits available to reduce future tax payments amounted to NT$3,531 million (US$111.2 million), which expire between the period 2005 and 2008.

          Net operating losses may be carried forward for a period of five years. As of December 31, 2004, loss carryforwards available to reduce future taxable income totaled NT$13,940 million (US$439.2 million) of which NT$5,433 million (US$171.2 million) expire in 2006 and NT$8,508 million (US$268.0 million) expire in 2007. See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

          In 2002, we recorded a tax provision of NT$2,740 million, which relates primarily to deferred tax assets that, based on our estimates, will not be realized. We recorded an additional tax provision of NT$1,256 million in 2003 and NT$1,349 million (US$42.5 million) in 2004.

Equity Derivative Contracts

          We entered into a derivative contract with our common shares as the underlying reference securities in connection with our stock appreciation rights plan in order to provide liquidity. This contract also included a reference to foreign currency exchange rates. This contract significantly affected our net income or loss during the period 2002 through 2004. The portion of the contract with a reference to foreign currency exchange rates expired in May 2003. We extended the portion of the contract with a reference to our common shares as the underlying reference securities until May 2005. As at December 31, 2004, the underlying reference securities was 53,253,964 of our common shares, the carrying amount of this contract was a receivable of US$1.7 million (NT$54 million) and the fair value of this contract was a receivable of US$1.4 million (NT$44 million). Our additional loss under this contract in 2004 was US$0.3 million (NT$10 million), and total accumulated loss under this contract as of December 31, 2004 was US$60.6 million (NT$1,922 million). Between March 17, 2005 and April 28, 2005, we reduced the number of common shares which formed the underlying reference securities for the contract to nil, and we settled the contract on May 5, 2005. Our additional loss under the contract in 2005 up to the date of settlement of the contract was US$4.4 million (NT$140 million). See note 21 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and notes 21 and 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

U.S. GAAP Reconciliation

General

          Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. The following tables set forth comparisons of our net income (loss) and shareholders’ equity accounts in accordance with R.O.C. GAAP and U.S. GAAP:

	Year ended December 31,
	2002	2003	2004	2004
	(NT$)	(NT$)	(NT$)	(US$)
		(in millions)
Net income (loss) in accordance with:
R.O.C. GAAP	(11,357)	(8,198)	218	6.9
U.S. GAAP	(13,841)	(8,877)	(429)	(13.5)

	Year ended December 31,
	2002	2003	2004	2004
	(NT$)	(NT$)	(NT$)	(US$)
		(in millions)
Shareholders’ equity in accordance with:
R.O.C. GAAP	30,214	29,248	34,345	1,082.1
U.S. GAAP	28,351	28,195	32,760	1,032.1

          Note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of specific items, including net income (loss) and shareholders’ equity.

          We had a gross loss in accordance with U.S. GAAP of NT$4,018 million in 2002, NT$1,577 million in 2003 and gross profit of NT$5,052 million (US$159.2 million) in 2004. Under U.S. GAAP, we had negative gross margin of 24.4% in 2002, 8.9% in 2003 and positive gross margin of 21.61% in 2004. Under U.S. GAAP we had an operating loss of NT$10,186 million in 2002, NT$6,649 million in 2003 and operating profit of NT$335 million (US$10.6 million) in 2004.

          Differences between R.O.C. GAAP and U.S. GAAP, which have an effect on our net income or loss as reported under R.O.C. GAAP, relate to:

•	plant capacity expense variances;

•	income taxes;

•	additional pension gain on an actuarial basis;

•	marketable securities;

•	amortization of goodwill;

•	derivative financial instruments;

•	compensation expense pertaining to stock performance-based employee bonuses; and

•	convertible debt securities with beneficial conversion features.

Gross Profit (Loss) and Operating Income (Loss)

     R.O.C. GAAP permits government subsidies for research and development, inventory loss provision, allowance for prepayments and long-lived assets to be abandoned and the reversal of bad debt expense to be presented below the operating income subtotal in the statement of operations. Under U.S. GAAP, the inventory loss provision is included in the determination of gross profit or loss, while the government subsidies for research and development, allowance for prepayments and long-lived assets to be abandoned and the reversal of bad debt expense are included in the determination of operating income or loss.

Plant Capacity Expense Variances

     Under R.O.C. GAAP, all plant capacity expense variances may either be charged to the statement of operations or allocated between cost of goods sold and inventory using an appropriate allocation method. Our policy is to expense such variances.

     Under U.S. GAAP, such plant capacity variances may only be allocated between cost of goods sold and inventory. This may also result in additional inventory allowances.

Income Taxes

     Our undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the R.O.C. Income Tax Law. Under R.O.C. GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time our shareholders resolve that earnings be retained. Under U.S. GAAP, we measure income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

     Under R.O.C. GAAP, the criteria used in the determination of the valuation allowance is less stringent than under U.S. GAAP. Under U.S. GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider more subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. The valuation allowance that we recorded under U.S. GAAP as of December 31, 2002, 2003 and 2004 were NT$7,836 million, NT$8,305 million and NT$10,302,448 (US$324,589), respectively.

Pension Expense

     Prior to 1996, in accordance with R.O.C. GAAP, pension expense was recognized based on contributions required under government regulations, while under U.S. GAAP, pension obligations and expense are determined on an actuarial basis. Under the “Accounting for Pensions” guidelines issued by the R.O.C. Accounting Research Development Foundation in 1991, which are substantially similar to U.S. Statement of Financial Accounting Standards (“SFAS”) No. 87 under U.S. GAAP, each R.O.C. listed company, including our company, was required, beginning in 1996, to accrue its un-funded or under-funded “accumulated pension obligations” as a liability in its balance sheet on an actuarial basis and to expense amounts related to these obligations in its statement of operations systematically over the estimated service lives of the employees covered by the pension plan. See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report. For U.S. GAAP reconciliation purposes, we amortize our related pension obligation differences in accordance with U.S. SFAS No. 87 over a period of 21 years, retroactive from 1993. This adjustment reduced net loss before taxes under U.S. GAAP by NT$3 million in 2002, NT$3 million in 2003 and NT$3 million (US$0.1 million) in 2004.

Marketable Securities

     Under R.O.C. GAAP, marketable equity securities held as short-term investments are carried at the lower of aggregate cost or market value. The unrealized losses of marketable equity securities held as short-term investments are recorded as investment loss in the statement of operations, while unrealized gains of marketable equity securities held as short-term investments are not recognized. Marketable equity securities held as long-term investments are carried at cost, or lower of aggregate cost or market value if the market price is available. The unrealized losses of marketable equity securities held as long-term investments are reported as a reduction of shareholders’ equity, while the unrealized gains are not recognized. An other than temporary decline in value is not required to be recognized under R.O.C. GAAP due to the less prescriptive nature of the principles.

     U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that all applicable investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. We did not have any investments classified as trading securities or held-to-maturity securities during the periods presented. SFAS No. 115 further requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings but reported in a separate component of shareholders’ equity until they are sold. Under U.S. GAAP, if an other-than-temporary decline in value of a long-term investment exists, the unrealized loss should be charged to the statement of operations.

Derivative Financial Instruments

     Under R.O.C. GAAP, the Company is required to disclose certain information in the financial statements regarding derivative financial instruments but there are no specific accounting requirements for derivative financial instruments (except for outstanding put options and foreign currency forward exchange contracts for which the accounting is documented in note 2a and for which there is no significant difference in the accounting treatment with U.S. GAAP prior to January 1, 2001). In addition, R.O.C. GAAP has no specific regulations with respect to the accounting for derivative financial instruments indexed to the Company’s own stock.

     Prior to January 1, 2001, under U.S. GAAP, generally, written options are marked to market through earnings in all situations, unless they are part of a combination of options which also includes a purchased option of equal or greater fair value. Purchased options are eligible for hedge accounting and changes in the intrinsic value of the option are treated as an adjustment of the basis of the hedged assets or liabilities. For derivative financial instruments indexed to the Company’s own stock, the Company is required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings (See note 21.f). Differences between R.O.C. GAAP and U.S. GAAP in accounting for derivative financial instruments are detailed below:

(i)	Options contracts

Under R.O.C. GAAP, gains and losses on option contracts are recognized upon exercise. Unrealized gains and losses are not required to be recorded in the financial statements. However, effective the quarter ended December 31, 2004, in accordance with No. 32 ruling issued by Accounting Research and Development Foundation in 2005, “The Accounting Treatment of Foreign Exchange Option Contract Before the Effectiveness of Financial Accounting Standards No. 34”, outstanding put options at balance sheet date shall be accounted for at their fair values with the differences included in the current net income. This change in accounting principles did not have significant impact on the Company’s financial statements.

For periods prior to January 1, 2001, U.S. GAAP requires that unrealized gains and losses on option contracts that do not qualify as hedges be recorded in the statement of operations. The majority of option contracts entered into by the Company for hedging purposes, did not qualify as hedges for financial reporting purposes and accordingly have been carried in the financial statements at fair value.

(ii)	Structured deposits

Under R.O.C. GAAP, the respective interest on the deposits is accrued. The gains and losses arising from the settlement of the contracts are dealt with in the statement of operations. Unrealized gains and losses are not recognized.

For periods prior to January 1, 2001, under U.S. GAAP, the option element of these contracts is measured at fair value and is recognized on the balance sheet, subsequent changes in the fair value of the option are recognized in earnings in the period of change.

In June 1998, the U.S. Financial Accounting Standards Board (“U.S. FASB”) issued Statement 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires the Company to recognize all derivatives on the balance sheet date at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives’ change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of NT$620,503 being recognized in earnings in the consolidated statement of operations and a charge of nil to other comprehensive income. Subsequent to December 31, 2000, none of the Company’s derivative positions qualified as hedges under U.S. GAAP. The Company has issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. The Company has bifurcated such conversion options in accordance with FAS 133 and accounted for the bifurcated derivative instrument in accordance with FAS 133 and the host instrument in accordance with the applicable standards. In addition, as discussed in note 11, the Company repurchased and redeemed certain convertible bonds that included such embedded derivatives. Under U.S. GAAP, for the years ended December 31, 2003 and 2004 the related extinguishment losses were NT$9,833 and NT$11,733 (US$370), respectively.

     For derivative financial instruments indexed to and potentially settled in our own common shares, we are required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings. See notes 21 and 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

     After application of these principles, our net loss for U.S. GAAP purposes decreased by NT$449 million in 2002, increased by NT$386 million in 2003 and decreased by NT$230 million (US$7.2 million) in 2004.

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

     U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. Due to the reversal of compensation expense accrued on an R.O.C. GAAP basis, we recorded an increase in income adjustment of NT$93 million in 2002 and nil for 2003 and 2004 for this plan under U.S. GAAP. Unlike U.S. GAAP, R.O.C. GAAP has no specific accounting provisions for stock appreciation rights plans. For R.O.C. GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation rights vest. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized a reversal of compensation expense for the stock appreciation rights under R.O.C. GAAP of NT$93 million in 2002 and nil in 2003 and 2004.

Purchase and Sale of Our Own Shares

     Under R.O.C. GAAP, the net gain or loss resulting from the purchase and sale of our own common shares for trading purposes is recorded as non-operating income or loss in the consolidated statement of operations. However, effective from January 1, 2002, purchases or sales of our own shares are treated as a treasury stock transaction.

     U.S. GAAP requires that if we or our affiliates acquire our own common shares for purposes other than retirement, the cost of the acquired shares may be shown separately as a deduction from the total of capital stock, additional paid-in capital and retained earnings, or may be accorded the accounting treatment appropriate for retired stock. “Gains” on sales of the repurchased stock not previously accounted for as constructively retired are credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise to retained earnings. We had nil gain or loss in 2002, 2003 and 2004 on the purchase and sale of our common shares for R.O.C. GAAP purposes.

Investment in Equity Investees

     Under R.O.C. GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of the investee acquired and the acquired net assets is charged to equity.

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

Research and Development Expense

     Under R.O.C. GAAP, our royalty expense is included in research and development expense. Under U.S. GAAP, our royalty expense is included in selling expense or administrative expense depending on the nature of the expense. Accordingly, on a U.S. GAAP basis, research and development expenses were NT$3,444 million in 2002, NT$2,535 million in 2003 and NT$2,418 million (US$76.2 million) in 2004.

Rights Issues and Earnings Per Share

     Under U.S. GAAP, a rights issue with exercise price less than the fair value of the shares contains a bonus element that is similar to a stock dividend and is accounted for as such accordingly. As a result, the basic and diluted earnings per share are adjusted retroactively for the bonus element for all periods presented. There are no requirements under R.O.C. GAAP to adjust earnings per share arising from the bonus element of a rights issue.

     Under R.O.C. GAAP, earnings per share is retroactively adjusted for shares issued for employee bonus. Under U.S. GAAP, shares issued for employee bonus will affect the current period’s earnings per share only.

Employee Stock Options

     Under R.O.C. GAAP, there were no specific regulations with respect to the accounting for stock options prior to 2004. Accordingly, we elected not to account for stock options in the financial statements. Effective from January 1, 2004, companies are required to use either the fair value method or the intrinsic value method to account for its stock options. Under the fair value method, stock options are stated on the fair value calculated by pricing models such as Black-Scholes or binomial model. Under the intrinsic value method, stock options are recorded by the excess of the market price of the underlying shares at the grant date over the exercise price of the stock option. The fair value method is encouraged but not required. If the intrinsic value is used, companies are required to disclose pro-forma net income and earnings per share assuming the fair value method is used.

     Under U.S. GAAP, we elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25. if the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, we are not required to recognize any compensation expense.

Reclassification of Capital Account to Accumulated Deficit

     Under R.O.C. GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to cover up its accumulated deficit.

     Under U.S. GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. We reclassified NT$2,630,621 of our additional paid-in capital to the accumulated deficit account for the year ended December 31, 2003. Under U.S. GAAP, this reclassification is eliminated.

Convertible Debt Securities with Beneficial Conversion Feature

     Under R.O.C. GAAP, there are no specific regulations with respect to the accounting for beneficial conversion features embedded in convertible securities. Accordingly, we elected not to account for beneficial conversion features in the financial statements.

     Under U.S. GAAP, in accordance with EITF 00-27 “Application of EITF98-5 Accounting for Convertible Securities with Beneficial Conversion Features” (“EITF 00-27”), convertible securities with beneficial conversion features or contingently adjustable conversion ratios are recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount to be allocated should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The resulting discount on the convertible security is accreted, as interest expense, from the date the beneficial conversion feature is fixed to the stated redemption date.

New Accounting Pronouncements

U.S. GAAP

     In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires the consolidation of certain entities considered to be variable interest entities (VIEs). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE’s expected losses or residual returns if they occur. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to exempt certain entities from its requirements. We adopted FIN 46R for the year ended December 31, 2004. We did not have VIE for the year ended December 31, 2004.

     In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (“FSP”) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective for fiscal years ending after June 15, 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, we will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

     In November 2004, FASB issued FASB Statement No. 151, which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. We expect to adopt Statement No. 151 on January 1, 2006. The adoption of this Statement is expected to increase cost of goods sold and reduce inventory balance on a U.S. GAAP basis.

     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

     Statement 123(R) permits public companies to adopt its requirements using one of two methods:

     A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

     A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     We are currently evaluating the above methods of adoption.

     As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. Had the company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 14 to our consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an amendment of APB Opinion No.29.” APB Opinion No. 29, “Accounting for Non-monetary Transactions,” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for non-monetary exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect this statement to have a material impact on the financial condition or results of operation.

R.O.C. GAAP

     On December 25, 2003, the R.O.C. Accounting Research and Development Foundation issued Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments”, which is effective for financial statements with fiscal years ending on or after December 31, 2006. Early adoption of this statement is not allowed. This Statement requires that all financial instruments, excluding certain financial instruments specified in this statement, as either trading, available-for-sale or held-to-maturity. Debt securities owned with positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are purchased and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized holding gains and losses reported as part of net income. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities, which should be reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. In addition, all derivatives are required to be reported at fair value. The Company is currently evaluating the effect of the adoption of this statement.

     On July 1, 2004, the R.O.C. Accounting Research and Development Foundation issued Statement of Financial Accounting Standards No. 35, “Accounting for Impairment of Assets”, which is effective for financial statements with fiscal years ending on or after December 31, 2005. This statement requires that impairment loss should be recognized whenever events or changes in circumstance indicate the carrying amount of an asset may be lesser than its recoverable amount. The Company is currently evaluating the effect of the adoption of this statement.

     On December 9, 2004, the R.O.C. Accounting Research and Development Foundation issued the third revision for Statement of Financial Accounting Standards No. 5, “Accounting for Long-Term Equity Investment”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the statement requires that operating losses of investee evaluated under equity method be allocated between controlling and non-controlling interest until those losses exceed the non-controlling interest’s investment. In that event, the excess of any further losses are charged to the controlling interest except to the extent that the minority interest has a binding obligation to, and is able to undertake the losses. The Company does not expect this statement to have a material impact on the financial condition or results of operation.

     On December 9, 2004, the R.O.C. Accounting Research and Development Foundation issued the first revision for Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the statement requires the Company to consolidate all investees under the control of the Company. Control is not only presumed when the parent company owns over 50% of voting rights of the investee but also evidenced by control under certain situations specified in this revised statement. In addition, the threshold for the determination of whether to consolidate an investee was revoked. Before the adoption of the revised statement, the Company was not required to file consolidated financial statements to SFC in Taiwan, as none of the investees of the Company pass the threshold for consolidation. However, after the adoption of this revised statement, the Company will be required to file the consolidated financial statements to SFC in Taiwan for the six-month periods ended June 30, 2005.

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

     Our net cash provided by operating activities was NT$5,987 million (US$188.6 million) in 2004, compared to NT$1,484 million in 2003 and NT$217 million in 2002. The improvement in operating cash flows in 2004 compared to 2003 and 2003 compared to 2002 was primarily due to the lower net loss after taking into account non-cash adjustments and net changes in operating assets and liabilities.

     Our non-cash adjustments in 2004 included depreciation and amortization of NT$7,562 million (US$238.3 million) and a reversal of inventory and spare parts loss provision of NT$919 million (US$28.9 million) and a gain on disposal of long-term investments of NT$375 million (US$11.8 million). Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2004 primarily included net decrease in accrued expenses of NT$300 million (US$9.4 million), net decrease in notes and accounts payable of NT$270 million (US$8.5 million) and net decreases in interest payable of debentures of NT$337 million (US$10.6 million).

     Our non-cash adjustments in 2003 included depreciation and amortization of NT$9,287 million and an inventory and spare parts loss provision reversal of NT$1,185 million. Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2003 primarily included net decreases in inventories of NT$2,268 million, net increase in notes and accounts payable of NT$569 million and net decreases in interest payable of debentures of NT$990 million.

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

     Net cash used in investing activities was NT$3,629 million (US$114.3 million) in 2004. The most significant components of these investing activities were the payment of NT$2,769 million (US$87.2 million) for the purchase of property, plant and equipment and additions to intangible assets of NT$533 million (US$16.8 million). Net cash used in investing activities was NT$423 million in 2003. The most significant components of these investing activities were the payment of NT$2,616 million for the purchase of property, plant and equipment relating to the construction of Fab III and decreases in restricted investments of NT$1,528 million relating to a sinking fund for our convertible bonds that matured in May 2003. Net cash used in investing activities was NT$11,543 million in 2002. The most significant components of these investing activities were the payment of NT$8,434 million for the purchase of property, plant and equipment relating to the construction of Fab III and increases in restricted investments of NT$1,856 million.

     Our net cash used in financing activities was NT$2,951 million (US$93.0 million) in 2004. This amount primarily reflected the net decrease in long-term debt and capital lease obligations of NT$8,823 million (US$278.0 million) as a result of conversions to equity, open market repurchases and redemptions at the option of holders of our convertible bonds. This was partially offset by the issuance of common shares of NT$5,566 million (US$175.4 million) and the net increase short-term debt and short-term notes of NT$377 million (US$11.9 million). Our net cash provided by financing activities was NT$2,199 million in 2003. This amount primarily reflected the issuance of common shares of NT$3,823 million and the net increase short-term debt and short-term notes of NT$625 million, partially offset by the net decrease in long-term debt and capital lease obligations of NT$2,366 million as a result of conversions to equity, open market repurchases and redemptions at the option of holders of our convertible bonds. Our net cash provided by financing activities amounted to NT$6,173 million in 2002. This amount primarily reflected the net increases in short-term debt of NT$1,425 million and long-term debt and capital lease obligations of NT$5,793 million, partially offset by repurchases of common shares of NT$1,046 million.

     As of December 31, 2004, our primary sources of liquidity were NT$10,116 million (US$318.7 million) of cash and cash equivalents and NT$918 million (US$28.9 million) of short-term investments. Our short-term investments primarily consisted of investments in bond funds denominated in New Taiwan dollars.

     As of December 31, 2004, we had total short-term debt of NT$2,897 million (US$91.3 million). All of our short-term loans are letter of credit or working capital facilities due within 180 days at variable interest rates. The short-term debt includes a foreign facility of US$68.8 million (NT$2,183 million) and JPY$42,500 (NT$13 million). The weighted average interest rate of the short-term debt was 2.81% as of December 31, 2004. Our unused short-term lines of credit with terms of 180 days (including unused letters of credit) amounted to NT$5,424 million (US$170.9 million) as of December 31, 2004. See note 8 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

     As of December 31, 2004, we had total short-term notes outstanding of NT$99 million (US$3.1 million) with an interest rate of 1.43%. We had unused short-term lines of credit for short-term notes of NT$80,000 (US$2.5 million) as of December 31, 2004. See notes 8 and 9 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

Capital Resources and Capital Expenditures

     As of December 31, 2004, our long-term liabilities consisted primarily of long-term debt, net of the current portion, of NT$10,313 million (US$324.9 million). The long-term debt was provided pursuant to seven different facilities with R.O.C. banks and financial institutions and four corporate bonds and debentures. The long-term bank loans carry variable interest rates that ranged between 0.50% and 5.26% per annum as of December 31, 2004, mature between 2005 and 2016 and, in general, require payments of principal and interest on either a quarterly or monthly basis throughout the remainder of their terms. See note 11 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

     As of December 31, 2004, the maturity schedule of our existing long-term debt is as follows:

Period	NT$ in millions
January 1, 2005 — December 31, 2005	2,196
January 1, 2006 — December 31, 2006	4,624
January 1, 2007 — December 31, 2007	2,295
January 1, 2008 — December 31, 2008	1,480
January 1, 2009 — December 31, 2009	1,480
After December 31, 2010	433

Total	12,510

     Primarily as a result of net losses that we incurred of NT$11,357 million, common stock repurchased of NT$1,046 million and unrealized losses on long-term investments of NT$331 million in 2002, shareholders’ equity declined by 30% to NT$30,214 million in 2002. In 2003, primarily as a result of net losses of NT$8,198 million, partially offset by stock issued for cash of NT$3,823 million, conversion of convertible debentures of NT$2,454 million and unrealized gains on long-term investments of NT$977 million, shareholders’ equity declined by 3.2% in 2003. In 2004, primarily as a result of issuance of global depositary shares of NT$5,566 million (US$175.4 million) and conversion of convertible debentures of NT$759 million (US$23.9 million), partially offset by unrealized losses on long-term investments of NT$1,350 million (US$42.5 million), shareholders’ equity increased by 17.4% in 2004 to NT$34,345 million (US$1,082.1 million) as of December 31, 2004.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio and debt to equity ratio. We may be unable to meet the specified debt to equity ratios unless we are able to raise additional equity funding. In November 2003, we sold 475,000,000 new common shares for cash pursuant to a share offering in Taiwan, and in April 2004, we issued 13,125,000 GDS representing 525,000,000 new common shares. If we had not raised that additional equity in the share and GDS offerings, we may not have been able to meet the financial ratios in our loan agreements as of December 31, 2003 and 2004.

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

     On March 31, 2004, we announced a proposed increase in our issued share capital for the issue of up to 1,300,000,000 common shares. From time to time, we may offer and issue rights or overseas depositary receipts. The size and the price range of any proposed issue will be determined by our board of directors upon approval by the R.O.C. SFC.

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

     Among our long-term debt as of December 31, 2004 were the following convertible bonds and debentures, all of which are convertible into common shares (or ADSs for the 0.5% convertible bonds due February 7, 2007) in accordance with their terms:

•	US$169.2 million principal amount of 0.5% convertible bonds due February 7, 2007, issued in February 2002 and redeemable at the option of the holders in August 2004. The outstanding principal amount as of December 31, 2004 was US$0.1 million (NT$3 million). As of May 31, 2005, the outstanding principal amount of the bonds was US$0.1 million (NT$3 million);

•	US$90 million principal amount of zero coupon convertible bonds due February 10, 2008, issued in February and March 2003 and redeemable at the option of the holders annually each February. The outstanding principal amount as of December 31, 2004 was US$6.4 million (NT$203 million). As of May 31, 2005, these bonds have been fully repaid.;

•	NT$3,200 million principal amount of domestic zero coupon convertible debentures due December 11, 2007, issued in December 2002 and redeemable at the option of the holders in December 2005 and December 2006. Due to repurchases by us in the open market, the outstanding principal amount of the debentures as of December 31, 2004 was NT$209.2 million. As of May 31, 2005, the outstanding principal amount of the debentures was NT$209.2 million (US$6.6 million).

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

     On September 25, 2001, we entered into a syndicated loan for an amount of up to NT$12.0 billion and we have drawn down NT$6,610 million (US$194.5 million) of the syndicated loan as of May 31, 2005.

     Among our total long-term debt as of December 31, 2004 of 12,509 million (US$394 million), a total of NT$10,536 million (US$310.0 million) was secured by our assets, principally property, plant and equipment.

     In the third quarter of 2001, we entered into a capital equipment lease agreement with Nintendo for the use of certain manufacturing equipment in the amount of US$75 million, payable in 36 monthly installments between July 31, 2002 to June 30, 2005. As of December 31, 2004, we had aggregate lease obligations of US$9.6million (NT$303 million) under the Nintendo lease. The lease term is from July 31, 2001 to June 30, 2005, and title to the leased equipment will be transferred to us at the end of the lease term.

     In addition to the foregoing, as of December 31, 2004 we had obligations with respect to our equity derivative contract that, as amended, expired in May 2005. As at December 31, 2004, the underlying reference securities was 53,253,964 of our common shares, the carrying amount of this contract was a receivable of US$1.7 million (NT$54 million) and the fair value of this contract was a receivable of US$1.4 million (NT$44 million). Our additional loss under this contract in 2004 was US$0.3 million (NT$10 million) and total accumulated loss under this contract as of December 31, 2004 was US$60.6 million (NT$1,922 million). Between March 17, 2005 and April 28, 2005, we reduced the number of common shares which formed the underlying reference securities for the contract to nil, and we settled the contract on May 5, 2005. Our additional loss under the contract in 2005 up to the date of settlement of the contract was US$4.4 million (NT$140 million). See note 21 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Our total capital expenditures were NT$8,975 million in 2002, NT$1,606 in 2003 and NT$2,554 million (US$80.5 million) in 2004. The following table sets forth our principal capital expenditures incurred in 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	370	88	358
Fab II.	1,184	228	92
Fab III	4,720	834	1,652
Others.	2,701	456	452

Total	8,975	1,606	2,554

     These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. In 2003, our capital expenditures consisted mainly of residual payments following the completion of the construction of Fab III and our upgrade of Fab II. In 2004, our capital expenditures consisted primarily of residual payments following the completion of the construction of the shell of Fab III and investments to expand the SLC capacity of Fab I under our “Evergreen plan” for Fab I.

     We have budgeted capital expenditures of approximately NT$2,378 million for 2005, primarily to purchase machinery and equipment to change our product mix to produce more Flash products as well as for ongoing upgrading of our facilities. We intend to fund these capital expenditures for 2005 from our cash flows from operations. We may adjust the amount of our capital expenditure upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. We cannot assure you that we will be able to raise additional capital should it become necessary, on satisfactory terms or at all.

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

Contractual Obligations

     The following table sets forth information on our material contractual obligated payments for the periods indicated as at December 31, 2004:

	Payments Due by Period
		January 1,	January 1,	January 1,
		2005 to	2006 to	2009 to
		December 31,	December 31,	December 31,
	Total	2005	2008	2010	Thereafter
	(in millions of NT$)
Long-term debt	12,510	2,196	8,400	1549	365
Capital lease obligations (1)	303	303	—	—	—
Operating lease obligations(2)	785	101	232	136	316
Letters of credit	285	285	—	—	—
Construction and equipment purchase obligations(3)	2,149	2,149	—	—	—
License fees(3) (4)	726	345	381	—	—
Other long-term liabilities(4)	279	—	—	—	279

Total	17,037	5,379	9,013	1,685	960

(1)	Capital lease obligations represent our commitments for leases of equipment.

(2)	Operating lease obligations represent our commitments for leases relating to property and research and development software. See note 18c and 18d to our consolidated financial statements.

(3)	We cannot forecast the time of cash-out of our construction and equipment purchase obligations and license fees become due.

(4)	License fees above reflect the fixed amount of royalty payments. See note 18e to 18h to our consolidated financial statements.

(5)	Other long-term liabilities include accrued pension cost and other liabilities — refundable deposits.

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

Research and Development

     We believe that research and development is critical to our future success. We incurred expenses of NT$3,806 million in 2002, NT$2,738 million in 2003 and NT$2,577 million (US$81.2 million) in 2004 on research and development, or 23.1%, 15.5% and 11.0% of net sales revenue in those periods, respectively. On an R.O.C. GAAP basis, royalty payments are included in research and development expense.

     Our reorganization in 2003 enabled us to consolidate our research and development efforts and reduce the total number of projects by approximately two-thirds, to focus on those with strategic significance to us. As a result, we have, beginning in 2003, reduced our level of research and development expenditures.

     As of December 31, 2004, we had 455 employees engaged in research and new product development activities. We review our new product development plans at quarterly strategic meetings, utilizing the knowledge gained from close relationships with our key customers to determine future product requirements of the semiconductor industry. We also engage research firms that follow the semiconductor industry and publish data on the size of the markets and their historical and projected growth rates. These firms also generally publish a competition and market share profile for each market. By combining these sources of product development information, we endeavor to position our next generation of products competitively.

     Through our research and development efforts, we have developed core design technologies in the following five areas: memory, system logic, communications, audio and video. Our research efforts in the memory area presently include the development of 0.13 micron process technology for NOR Flash products based on mainstream ETOX (EPROM tunnel oxide) technology, 0.13 micron and 0.09 micron process technology based on NBit based technology, as well as four bit per cell technology. We have also entered into a joint research initiative with IBM and Infineon Technologies to explore a new form of computer memory called phase-change memory, which stores data by changing the state of a special material from an amorphous to a crystalline structure.

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

• a new low pin-count design for 64Mb products;

• 2Mb to 64Mb ROM mutlimedia card;

• 16/32/64Mb one-time programmable multimedia card;

• 64/128/256Mb SD ROM card; and

• 64/128/256Mb memory stick ROM card.

Flash

• a 256Mb data storage/code storage Flash product;

• a 1.8 volt low voltage, synchronous, read-while-write product for portable devices and mobile internet appliance applications;

• a monochip design which combines Flash and multiple time programmable devices that optimizes data storage and code storage by using two-bit per cell technology;

• extend the capacity of SPI products by using two-bit per cell technology;

•	a 0.13 micron cost-effective two-bit per cell manufacturing technology; and

•	a 0.13 micron high endurance ETOX cost-effective manufacturing technology.

SLC

•	a 64-voice polyphonic sound generator for cellular phone ring tones;

•	an audio control chip featuring long-time recording;

•	custom-made control chips for educational devices and language learning machines;

•	a custom-made broadband bridge chip, wireless game controller, frequency generator, and high definition television display controller for video game platforms;

•	a new architecture for the provision of data storage for SOC devices;

•	provide intellectual property libraries and design services on single voltage embedded Flash compilers, embedded mix signal devices, logic devices and SRAM/ROM memory devices for SOC development of audio compact disc, general positioning system, internet appliance, LCD monitor and educational and learning systems applications;

•	develop embedded EEPROM intellectual property for smart card applications;

•	introduce low-end derivative processes for consumer products; and

•	develop a GSM base band chipset and module, which is a digital signal processor and controller, for wireless communication applications.

Intellectual Property

     A number of elements of our products and technological processes are proprietary in nature and are owned by us or utilized under license from others. We own patents for a number of processes relating to our Mask ROM, Flash, EPROM and SLC products in various countries, including the United States and Taiwan. As of December 31, 2004, we had a total of 634 U.S., 843 R.O.C., 22 Chinese, 14 Japanese and 33 European patents for products and technology developed through our own efforts or joint research and development efforts with other companies. As of December 31, 2004, we had over 1,500 patent applications pending in various jurisdictions, including the United States, Taiwan, China, Japan and Europe. We intend to continue to seek patent protection on significant new inventions.

     We have registered nine types of trademarks including “MXIC”, “Macronix”, “MX” and “MTP EPROM”. As of December 31, 2004, we had a total of 123 trademark registrations granted and 57 applications pending in various jurisdictions including Australia, China, the European Union, India, Japan, Korea, Singapore, Taiwan and the United States.

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

     We have also entered into an agreement with Saifun that provides us with a non-exclusive, non-transferable, worldwide license to develop and manufacture products based on its 2 bit per cell N-ROM technology. In 2004, pursuant to an addendum, Saifun extended the license to include 4 bit per cell N-ROM technology. The license is effective for the duration of the Saifun patents and thereafter shall continue on a year-to-year basis unless either party provides 12 months notice of its intent not to renew. Under the license agreement, we are required to pay specified fixed license fees as well as running royalties based on specified percentages of net sales from products relying on the licensed technology. We are also required to make available to Saifun a portion of our manufacturing capacity. Under our agreement with Saifun, we were required to reach qualification of certain products and achieve certain net sales for those products between 2002 and 2004, failing which Saifun would be entitled to terminate the license agreement. Although we failed to reach certain targets in 2002, 2003 and 2004, Saifun has not indicated its intention to exercise its right to terminate the agreement.

     Payments under license or cross-license agreements amounted to NT$777 million in 2002, NT$192 million in 2003 and NT$132 million (US $4.2 million) in 2004.

     We license the manufacturing technology underlying a variety of our memory products, including Mask ROM devices, to third parties. We earned in royalties approximately NT$34 million in 2002, NT$20 million in 2003 and NT$28 million (US$0.9 million) in 2004.

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

     The semiconductor industry has been cyclical, with periods of growth being followed by downturns due to global economic growth trends, inventory adjustments as well as periodic mismatches between semiconductor demand and manufacturing capacity. The semiconductor industry commenced a recovery in 1999, after a down cycle in the late 1990s, and recorded a 37% year on year growth in 2000. Since the beginning of 2001, however, as demand from the computing and communications sectors declined, the industry experienced excess capacity, overproduction, significant inventory buildup and consequent decreases in average selling prices. In 2002, while unit volume shipments grew in the first half, in part due to inventory replenishment, IC unit volume growth was weaker in the second half of the year. Beginning in mid-2003, the industry saw the initial signs of recovery, with increased IC demand and, for certain products, a slowdown and even a reversal of the decline in average selling prices. The recovery was carried through to the first half of 2004. Beginning in the second half of 2004, the semiconductor industry experienced another downturn which continued into 2005, with average selling prices, particularly Flash products, declining.

     Historically, semiconductor ICs were principally used in the computing industry. However, future growth of the semiconductor industry is expected to be driven by increasing semiconductor content in consumer electronic applications as well as in the communications industry. These applications could include wireless or handheld devices, DVD players, flat panel digital televisions, digital cameras, MP3 digital audio players, video game consoles for internet games, electronic dictionaries and electronic books. These new applications typically require semiconductors of increasing power and decreasing size, which is expected to drive innovation and product volume growth. For example, next generation cellular phone handsets increasingly have features that support more data processing applications, multimedia applications and internet applications, and these applications are likely to drive the consumption of high performance logic and memory products, such as high-density Mask ROM and Flash products.

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

     Memory Products. Memory products are classified as either volatile memories, which lose their data content when power supplies are switched off, or nonvolatile memories, which retain their data content without the need for constant power supply

     Nonvolatile memories are typically used to store program instructions that control the operation of microprocessors and electronic systems. There are four major types of nonvolatile memories: ROM, EPROM, EEPROM and Flash.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     The following table sets forth the name of each director, supervisor and executive officer, his position with us, the date of his initial appointment and his age as of May 30, 2005. We do not have any executive officers other than the directors, supervisors and executive officers listed below.

Name	Position with Our Company	Date of Initial Appointment	Age
Miin Wu (1)	President,	September 1, 1989,	56
	Executive Director and	November 25, 1989 and
	Chairman	March 7, 2005
Ding-Hua Hu (1)(2)	Executive Director	November 25, 1989	64
H. C. Chen (3)	Executive Director	July 18, 1992	66
Y.S.Chuang(4)	Director	June 18, 2004	69
Takata Akira (5)	Director	May 12, 2005	48
Dang-Hsing Yiu	Director and	June 5, 1995	52
	Senior Vice President of	March 14, 2003
	Integrated Solution Group
C.Y. Lu	Director and	April 18, 2003	54
	Senior Vice President of Microelectronics and	March 14, 2003
	Memory Solution Group
Simon Wang	Director and Vice President	June 18, 2004 and February 1, 2001	50
J.P. Peng (6)	Director and Vice President	June 18, 2004 and February 1, 2001	49
Raymond S. Mak	Director and Vice President	June 29, 1998 and September 18, 1995	54
C.L. Liu	Independent Director	June 27, 2003	70
Simon M. Sze	Independent Director	June 27, 2003	70
Cheng Yi Fang	Independent Director	April 19, 2001	63
Roger Chu(4)	Supervisor	July 18, 1992	57
Ping Tien Wu	Supervisor	November 27, 1993	63
J.D. Lee (5)	Supervisor	June 18, 2004	46
Paul Yeh	Associate Vice President of Finance Center	July 1, 2001	48

(1)	Mr. Wu succeeded Dr. Hu as the chairman, and Dr. Hu resigned from the chairmanship, effective March 7, 2005.

(2)	Nominee of Champion Investment Corporation

(3)	Nominee of Hung Chih Investment Corporation

(4)	Nominee of Delta Electronics Ltd.

(5)	Nominee of Shun Ying Investment

(6)	Nominee of Hui Ying Investment, Ltd.

     Miin Wu succeeded Dr. Hu as our chairman on March 7, 2005. He is also our president. Mr. Wu has been one of our executive officers since our inception in 1989. He is also the chairman of Magic Pixel Inc. and MaxNova Inc., spin-offs of our company. He had over 20 years of experience in the semiconductor industry. Mr. Wu received both a B.S. degree and an M.S. degree in electrical engineering from National Cheng-Kung University in Taiwan as well as a M.S. degree in material science and engineering from Stanford University.

     Ding-Hua Hu is an executive director and has been our director since our inception in 1989, and our chairman since our inception in 1989 until March 7, 2005. Dr. Hu has additionally served as the chairman of AVID Electronics Corporation as well as a director of ZYXEL Communication Corporation, Weltrend Semiconductors Inc., United Integrated Services Co., Ltd. and Fulbond Holdings Limited. He received a B.S. degree in electrical engineering from National Taiwan University, an M.S. degree in electronic engineering from the National Chiao Tung University in Taiwan, an M.S. degree in Management from Stanford University and a Ph.D. in electrical engineering from the University of Missouri.

     H.C. Chen has been a director since 1992. He has also been the president of Chin Ho Fa Steel & Iron Consent Order, Ltd. for over six years. He received a B.S. degree in economics from Soochow University in Taiwan.

     Y.S. Chuang has been a director since 2004. He was previously also the president of Nanyang Technology Corporation. He received a M.S. degree in electronic engineering from the University of Texas.

     Takata Akira has been a director since 2005. He has been an employee of MegaChips Corporation since 1990 and is currently an officer in its China business division. He received a B.S. degree in electronics engineering from Osaka University, Japan.

     Dang-Hsing Yiu has been a director since 1995 and our senior vice president of our Integrated Solution Group since 2003. Mr. Yiu has been an executive officer of our company since 1990 and was previously our chief operating officer. He has also worked in the semiconductor and technology related industries since 1979. Mr. Yiu received a B.S. degree in electrical engineering from National Taiwan University and an M.S. degree in electronic engineering from the University of California, Berkeley. He represents us on the board of directors of Chantek.

     C.Y. Lu has been a director since 2003 and our senior vice president of our Microelectronics and Memory Solution Group since 2003. He was previously our chief technology officer. Mr. Lu is also the chairman of Ardentec Corporation. He has over 20 years experience in the semiconductor and technology related industries. Mr. Lu received a Ph.D. in physics from Columbia University.

     Simon Wang has been a vice president since 1991 and a director since 2004. He received a Ph.D. in chemical engineering from Columbia University.

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

B. Compensation

     The following table sets forth cash remuneration paid to our current directors, supervisors and executive officers in 2004:

		Total
Name	Position with our Company in 2004	Compensation
		(thousands of NT$)
Ding-Hua Hu (1)	Executive Director and Chairman	47
Miin Wu (2)	Executive Director and President	5,644
Dang-Hsing Yiu	Director and Senior Vice President of Integrated Solution Group
Raymond S. Mak	Director and Vice President
Simon Wang	Director and Vice President
J.P. Peng	Director and Vice President
C.Y. Lu	Director and Senior Vice President of Microelectronics and Memory Solution Group	18,370 (3)
H.C. Chen	Executive Director	113
Y.S. Tan (4)	Director	51
An Chuang (4)	Director	51
Ing-Jiunn Hai (4)	Director	51
Y.S. Chuang (5)	Director	60
C.L. Liu	Independent Director	100
Simon M. Sze	Independent Director	100
Ping Tien Wu	Supervisor	100
Roger Chu (6)	Supervisor	100
J. D. Lee	Supervisor	53
Cheng Yi Fang (7)	Supervisor and Independent Director	100

(1)	Resigned from the chairmanship, effective March 7, 2005.

(2)	Succeeded to the chairmanship, effective March 7, 2005.

(3)	Total compensation for Dang-Hsing Yiu, Raymond S. Mak, Simon Wang, J.P. Peng, and C.Y. Lu.

(4)	Resigned as director, effective June 18, 2004.

(5)	Resigned as director, effective January 17, 2005.

(6)	Resigned as supervisor, effective January 17, 2005.

(7)	Resigned as supervisor and re-elected as independent director, effective June 18, 2004.

     According to our Articles, we may distribute 2.0% of distributable earnings to our directors and supervisors as compensation. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. We pay our executive officers monthly salaries, including our Chairman, in addition to employee bonuses.

     As of December 31, 2004, 134,821,770 shares were held by directors, supervisors and executive officers. In addition, the president, vice-president, executive directors, and the associate vice president of the finance center combined, held options to purchase up to 86,746,964 shares of the company. There have been no loans or advances made by us or any of our subsidiaries to, or guarantees given by us or any of our subsidiaries in relation to loans or advances received by, the directors, supervisors and executive officers. We are not involved in any unusual transactions (such as purchases outside normal activities, acquisitions or disposals of assets) with any of our directors, supervisors or executive officers.

     All material transactions between the company and its directors, supervisors and executive officers are described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

C. Board Practices

     Our shareholders elect the members of our board of directors. As of June 20, 2005, our board of directors was composed of 12 directors, three of whom are members of our executive director committee and three of whom are independent directors. The chairman of our board of directors is elected from among our executive directors. The chairman of our board of directors presides at meetings of our shareholders, meetings of our board of directors and meetings of the executive director committee, and also represents us in connection with external matters. Between meetings of our board of directors, the executive director committee regularly exercises power and authority on behalf of our board of directors in accordance with applicable law, our articles of incorporation and resolutions adopted at shareholders’ meetings and meetings of the board of directors.

     All of our directors were elected or re-elected on June 18, 2004 for a three-year term. Our board of directors appoints our executive officers. In accordance with the R.O.C. Company Law, our supervisors cannot concurrently serve as our directors, executive officers or other staff members. We currently have three supervisors, each of whom were elected in 2004 and serves a three-year term. Our supervisors’ duties and powers include, but are not limited to, investigation of our condition, inspection of corporate records, verification of statements by our board of directors at shareholders’ meetings, calling of shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to our board of directors to cease acting in contravention of applicable law or regulation or our articles of incorporation or resolution adopted at our shareholders’ meeting.

Certain of our directors and supervisors serve in their capacity as representatives of the corporate entities who hold the board or supervisor seats and do not serve in their individual capacity. Consequently, if any of these individuals withdraws, dies or otherwise becomes unable to serve, the corporate entity he or she represents has the ability to replace that person with a different representative of its choice. Hui Ying Investment, Ltd was previously appointed as a director on April 19, 2001 and re-elected as a director on June 18, 2004. Hui Ying Investment, Ltd appointed J.P. Peng as a representative on May 12, 2005.

     We currently have three independent directors, namely, Mr. Liu, Mr. Sze and Mr. Fang.

Audit Committee

     We established an Audit Committee on October 27, 2004. We currently have three members in our audit committee who are independent directors, namely, Mr. Cheng Yi Fang, Mr. C.L. Liu and Mr. Simon M. Sze. R.O.C. law does not require us to have an audit committee. As R.O.C. law requires our Board of Directors to be responsible for the appointment, termination, compensation and oversight of our auditors, our audit committee is responsible for, among other matters, recommending to our Board of Directors with respect to such matters and evaluating and nominating suitable auditors.

     We currently do not have a remuneration committee or compensation committee, although we are in the process of evaluating our current governance structures.

Difference between NASDAQ Requirements and Home Country Practices

     In general, corporate governance principles for Taiwanese companies are set forth in the Company Act of the Republic of China, or R.O.C. Company Act, the R.O.C. Securities and Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. NASDAQ-listed companies. Under

NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. The following are the requirements of Rule 4350 we do not follow and the home country practices we follow.

     Under the Rule 4350(c)(1), beginning from July 31, 2005, a majority of the board of directors must comprise of independent directors. We currently have three independent directors out of a total of 13 directors on our board, and have no plans to have a majority of independent directors as we are not required to do so under R.O.C. requirements.

     Rule 4350(c)(3) requires that, beginning from July 31, 2005, the compensation of the chief executive officer of a company must be determined, or recommended to the board, either by a majority of the independent director or an independent compensation committee. We currently follow the practice under R.O.C. Company Act, which requires that the compensation of directors be approved by shareholders. In addition, we also follow Article 29 of the R.O.C. Company Act, which provides that the compensation of executive officers of the company shall be decided by resolutions adopted by the majority of the board at a meeting satisfying a quorum of more than one-half of the directors.

     Under Rule 4350(c)(4), beginning from July 31, 2005, director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors or an independent nominations committee. The R.O.C. Company Act expressly grants the power of nomination to the shareholders, as well as to the board of directors. Under the R.O.C. Company Act and the interpretations thereof, candidates to serve as directors are nominated either by the board of directors prior to the shareholders’ meeting or by the shareholders during the election of the director. In addition, the Legislative Yuan of the R.O.C. has approved an amendment to the R.O.C. Company Act specially granting director nomination powers to holders of at least one percent of the total issued and outstanding shares of the company. Therefore, the requirement of a nominations committee is in conflict with the R.O.C. Company Act. We currently follow the home country practice.

     Under Rule 4350(i)(1)(A), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under the corresponding domestic requirements in the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, shareholders’ approval is required for the distribution of employee bonuses in the form of stock, while the board of director has authority, subject to the approval of the R.O.C. SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans. We follow the home country practice. R.O.C. law provides for specific safeguards on employee stock option grants. Options granted under the plans are subject to certain statutory volume limitations. Under the R.O.C. Company Act, the directors of a company may not receive stock options because they are not considered “employees” of the company.

D. Employees

     As of December 31, 2004, we employed 3,593 full time employees, of whom 590 were executive officers and administrators, 1,562 were engineers and technicians and 1,441 were operators of machinery and equipment. Of all our operators, we employed 218 persons from outside Taiwan that are based in Taiwan. Approximately 51.4% of our employees as of that date had undergraduate or college degrees, including approximately 1.4% who possessed doctoral degrees and approximately 20.1% who held master’s degrees. As of December 31, 2004, the average age of our employees was 31.5 years.

     The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the capacity indicated:

	Year ended December 31,
Position	2002	2003	2004
Executive and Senior Managers	299	278	313
Supporting Staff and Administrators	204	173	277
Engineers and Technicians	1,830	1,503	1,562
Operations
Local	1,279	1,299	1,223
Overseas	180	181	218

Total	3,792	3,434	3,593

     Our future success will depend, in part, on our ability to continue to attract and retain highly qualified technical,

marketing, engineering and management personnel. The competition in Taiwan for qualified engineers and managers with experience in the semiconductor industry is particularly intense. We have had considerable success in attracting engineers and managers of R.O.C. origin working in the United States to emigrate back to Taiwan but this success may not continue. In 2003 and 2004, we also recruited a number of design engineers in Korea and our subsidiary in the United States recruited a number design engineers in the United States, to partially replace a number of engineers who had left. We have not experienced any strikes or significant work stoppages and believe that our relations with our employees are good.

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

E. Share Ownership

     The following table sets forth the personal share ownership of our directors, supervisors and executive officers and their immediate families as of May 30, 2005.

				Shares owned by
				Spouses and minor
		Share Ownership		children
		Number		Number of
Title	Name	of Shares	Percentage	Shares	Percentage
Chairman, Executive Director and President	Miin Wu (1)	30,932,711	0.61%	—	—
Executive Director	Ding-Hua Hu (2)	4,000,283	0.08%	4,928,066	0.10%
Executive Director	H. C. Chen (3)	4,328,906	0.09%	2,494,000	0.05%
Director	Y.S. Chuang (4)	—	—	—	—
Director and Senior Vice President of Integrated Solution Group	Dang-Hsing Yiu	19,172,119	0.38%	2,115,701	0.04%
Director and Senior Vice President of Microelectronics and Memory Solution Group	C.Y. Lu	2,325,224	0.05%	—	—
Director and Vice President	Raymond S. Mak	6,930,638	0.14%	—	—
Director and Vice President	Simon Wang	6,334,252	0.13%	521,200	0.01%
Director and Vice President	J.P. Peng (5)	7,043,767	0.14%	2,509,300	0.05%
Director	Takata Akira (6)	—	—	—	—
Independent Director	C.L. Liu	—	—	—	—
Independent Director	Simon M. Sze	—	—	—	—
Independent Director	Cheng Yi Fang	1,086,739	0.02%	360,895	0.01%
Supervisor	Roger Chu(4)	50,877	<0.01%	35,521	<0.01%
Supervisor	Ping Tien Wu	198,489	<0.01%	—	—
Supervisor	J.D. Lee (6)	—	—	—	—
Associate Vice President, Finance Center	Paul Yeh	8,546,102	0.17%	43,060	<0.01%

(1)	Succeeded to the chairmanship, effective March 7, 2005.

(2)	Nominee of Champion Investment Corporation. Resigned from the chairmanship, effective March 7, 2005.

(3)	Nominee of Hung Chih Investment Corporation.

(4)	Nominee of Delta Electronics Ltd. Mr. Chuang and Mr. Chu resigned as director and supervisor, respectively, effective January 17, 2005.

(5)	Nominee of Hui Yin Investment Corporation.

(6)	Nominee of Shun Yin Investment.

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

     U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. As a result, the compensation expense adjustment under U.S. GAAP for this plan in 1999 was NT$245 million of additional expense. Due to the reversal of compensation expense accrued on an R.O.C. GAAP basis, we recorded an increase in income adjustment of NT$598 million in 2000, NT$496 million in 2001, NT$93 million in 2002 and nil for 2003 and 2004 for this plan under U.S. GAAP. Unlike U.S. GAAP, R.O.C. GAAP has no specific accounting provisions for stock appreciation rights plans. For R.O.C. GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation rights vest. In 1999, no rights vested and, as a result, we did not recognize any compensation expense. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized a reversal of compensation expense for the stock appreciation rights under R.O.C. GAAP of NT$20.9 million in 2002 and nil in 2003 and 2004. See “Item 5. Operating and Financial Review and Prospects — Operating Results — U.S. GAAP Reconciliation — Stock Performance-Based Employee Bonus Plan”.

Share Option Plans

     Our board of directors approved five share option plan on November 29, 2001, April 24, 2002, April 7, 2003, March 11, 2004 and March 7, 2005, which were approved by the R.O.C. SFC on December 20, 2001, May 23, 2002, April 24, 2003, March 30, 2004 and March 7, 2005, respectively.

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

     Under the share option plan of November 29, 2001, we granted 71,768,500, 560,000, 1,507,000 and 6,164,500 share options at initial exercise prices of NT$25.1, NT$24.5, NT$11.5 and NT$11.7 on January 16, 2002, May 6, 2002, October 1, 2002 and December 16, 2002, respectively. As of December 31, 2004, we had 132,000 and 331,000 outstanding share options at exercise prices of NT$11.1 and NT$11.3, respectively, under the share option plan of November 29, 2001.

     Under share option plan of April 24, 2002, we granted 150,000,000, 10,284,500 and 2,753,500 share options at initial exercise prices of NT$11.5, NT$11.7 and NT$9.35 on October 1, 2002, December 16, 2002 and April 7, 2003, respectively. As of December 31, 2004, we had 94,519,900, 4,895,000 and 2,024,500 outstanding share options at exercise prices of NT$11.1, NT$11.3 and NT$9.2, respectively, under the share option plan of April 24, 2002.

     Under the share option plan of April 7, 2003, we granted 126,000,000, 67,212,000, 829,000, 685,000, 785,000 and 749,000 share options at initial exercise prices of NT$7.75, NT$7.75, NT$9.1, NT$13.15, NT$12.3 and NT$14.1 on June 13, 2003, June 13, 2003, November 4, 2003, March 11, 2004, March 30, 2004 and April 27, 2004, respectively. As of December 31, 2004, we had 96,810,818, 52,948,000, 579,000, 408,000, 758,000 and 749,000 outstanding share options at exercise prices of NT$7.75, NT$7.75, NT$9.0, NT$12.9, NT$12.2 and NT$14.1, respectively, under the share option plan of April 7, 2003.

     Under the share option plan of March 11, 2004, we granted 176,972,000, 4,919,000, 2,176,000, 5,015,500 and 4,466,000 share options at initial exercise prices of NT$14.55, NT$14.1, NT$11.0, NT$9.25 and NT$7.05 on April 9, 2004, April 27, 2004, June 2, 2004, August 11, 2004 and October 27, 2004, respectively. As of December 31, 2004, we had 164,270,500, 3,522,000, 2,037,000, 4,432,500 and 4,361,000 outstanding share options at exercise prices of NT$14.55, NT$14.1, NT$11.0, NT$9.25 and NT$7.05, respectively, under the share option plan of March 11, 2004.

     Under the share option plan of March 7, 2005, we authorized the grant of a total of 200,000,000 share options at exercise prices to be determined by our Chairman provided that such exercise prices shall not be lower than the closing price of our shares on the issuance day.

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

     The R.O.C. SFC regulates the terms of our stock options and each of our stock option plans must be approved by the R.O.C. SFC. Current R.O.C. SFC regulations require, among other things, the exercise price to be not less than the reported closing price of our common shares traded on the Taiwan Stock Exchange on the date the options are granted, the options to be exercisable beginning two years after the options are granted in accordance with the plan, and the options to be valid for a maximum period of 10 years. Therefore the terms of our stock option plans are largely determined by prevailing R.O.C. SFC regulations, and our board of directors approve each stock option plan before it is submitted to the R.O.C. SFC for approval.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     The following table sets forth certain information, as of March 31, 2005, with respect to the common shares of our company owned of record by our top five shareholders and all directors, supervisors and executive officers as a group. To our knowledge, as of March 31, 2005, no shareholder beneficially owned 5% or more of our common shares.

		Percentage of total
	Number of	outstanding
Name of Shareholder	common shares	common shares
National Stabilization Fund	65,777,140	1.31%
Credit Suisse First Boston	55,991,197	1.11%
Delta Electronics, Ltd.(1)	40,877,400	0.81%
Kuo Hua Life Insurance Co., Ltd.	40,173,620	0.80%

Director, supervisors and executive officers as a group(2)	109,217,532	2.17%

(1)	Resigned from board of directors & supervisors effective January 17, 2005.

(2)	Includes no shares held by entities, officers of which currently serve on our board of directors.

B. Related Party Transactions

     Members of our board of directors and our executive officers also serve or have served as directors of companies with which we do business. These individuals include Mr. Miin Wu, who serves as a director of Tower Semiconductor, Mr. C.Y. Lu, who serves as the chairman of Ardentec Corporation (“Ardentec”) and Mr. Paul Yeh, who previously served as a director of Powertech. We believe that the transactions we conduct with these parties are on an arms-length commercial basis.

     We subcontract a portion of our assembly and testing requirements to Powertech Co., Ltd. and Ardentec. For services performed by Powertech, we incurred manufacturing processing charges of NT$173 million in 2002, NT$211 million in 2003 and nil in 2004. For services performed by Ardentec, we incurred manufacturing processing charges of NT$241 million in 2002, NT$130 million in 2003 and NT$260 million (US$8.2 million) in 2004. We purchase industrial gases from United Industry Gas. We incurred NT$110 million in 2002, NT$100 million in 2003 and NT$100 million (US$3.2 million) in 2004, in charges for industrial gases provided by United Industry Gas.

     In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor, an Israeli company, whereby Tower Semiconductor will provide silicon wafer manufacturing processing services that can employ Tower Semiconductor’s microFLASH technology. This technology is based on proprietary technology licensed from Saifun, an Israeli integrated circuit design company. We also have entered into a separate agreement with Saifun that provides us with rights to develop and manufacture certain products related to the microFLASH process technology. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. Due to the market conditions in 2001 and 2002, we have placed orders for less than the numbers of wafers that we could have required Tower Semiconductor to manufacture for us in those periods. Wafer purchases from Tower Semiconductor totaled NT$136 million in 2002, NT$37 million in 2003 and NT$20 million (US$0.6 million) in 2004.

     In December 2000, we entered into a share purchase agreement and related additional purchase obligation agreements to invest a total of US$75 million in Tower Semiconductor, together with a foundry agreement. Under the agreements, we are entitled to appoint one member of Tower Semiconductor’s board of directors and to a guaranteed portion of the wafer manufacturing capacity of Tower Semiconductor’s new eight-inch fabrication facility, which is now in the start-up stage. Under the agreements, we agreed to purchase approximately 2.7 million Tower Semiconductor ordinary shares, of which 866,551 shares were purchased at the initial closing in January 2000, and the remainder were to be purchased in five equal installments at subsequent closings upon achievement of certain milestones by Tower Semiconductor. The purchase price at each closing was to be based on the fair market value of the shares at the time, subject to a minimum of US$12.50 and a maximum of US$30 per share. Our payment obligations were US$20 million for the initial closing and US$11 million at each subsequent closing. Under the share purchase agreement, the excess of our payment obligations over the total share purchase consideration is credited to a prepaid credit account. Amounts in the credit account may be applied to future purchases of wafers, purchases of Tower Semiconductor’s shares (not including purchases under the original purchase commitments) or royalty payments.

     In September 2001, following the first two subsequent closings at which we acquired a further 733,380 shares, Tower Semiconductor underwent a financial restructuring under which, among other things, it issued additional shares. We purchased 1,255,848 shares at a price per share of US$12.75, and funded the purchase from our prepaid credit account. Pursuant to the third and fourth subsequent closings in April and October 2002, we purchased a total of 2,416,326 shares at prices per share adjusted to take account of dilution. In October 2002 we purchased a further 660,000 shares pursuant to a rights offering for US$5.00 per share, and received warrants for the purchase of a further 297,000 shares.

     In March 2003, we and other Tower Semiconductor investors reached an agreement with Tower Semiconductor to amend our obligations in relation to the fifth and final subsequent closing purchase obligation. Pursuant to the amended agreement, in May 2003, we paid US$3.6 million for the purchase of 1,206,839 shares. In August 2003, we paid a further US$0.7 million to for the purchase of a further 228,646 shares at US$2.98 per share. In November 2003, under a further amendment, among other things, we waived all terms of Tower Semiconductor’s milestones, agreed to advance the remaining portion of the fifth and final purchase obligation, agreed not to use wafer credits until January 1, 2007 except with respect to purchase orders issued before the date of the amendment and obtained an option to convert credits we would otherwise have been able to utilize into shares of Tower Semiconductor. Under the November 2003 amendment, the unconverted wafer credits accrue interest at an agreed rate through December 31, 2007 and the aggregate principal amount of the unconverted credits will be repaid in one lump sum on December 31, 2007. We also agreed not to sell our shares in Tower Semiconductor until January 29, 2006, except that we may sell 30% of the Tower Semiconductor shares we held as of January 29, 2004. In December 2003, we paid a further US$2.3 million for the purchase of a further 777,295 shares at US$2.98 per share. We paid the balance of the fifth and final purchase obligation of US$4.4 million in December 2003 for the purchase of 628,611 shares at US$7.0 per share which we received in January 2004.

     Our payments to Tower Semiconductor, as of December 10, 2003 when the balance of the fifth and final purchase obligation was paid, totaled US$78.3 million, and of this the total share purchase consideration is US$64.2 million.

     At December 31, 2004, our credit account balance was US$14.1 million, and we owned 8,773,395, or approximately 13.35%, of Tower Semiconductor’s outstanding shares. As of December 2003 and 2004, we provided an allowance of US$9.7 million for such prepaid credit account after assessing an impairment. Our average purchase price per share as of December 31, 2004 was US$7.31, which is somewhat higher than the fair market values due to the minimum per share price in the original agreement.

     Until the establishment of our audit committee, our board of directors as well as our supervisors historically reviewed and approved related party transactions, consistent with R.O.C. laws and practices. Since its establishment on February 24, 2005, our audit committee approves all related party transactions.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     The selected income statement data for the years ended December 31, 2002, 2003 and 2004, and the selected balance sheet data as of December 31, 2003 and 2004 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis. Certain accounts in the selected balance sheet data as of December 31, 2000, 2001, 2002 and 2003 have been reclassified to conform with the presentation of the current period as of December 31, 2004.

     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references in this annual report to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “N.T. dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in N.T. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of NT$31.74 = US$1.00. On June 20, 2005, the noon buying rate between New Taiwan dollars and United States dollars was NT$31.37 = US$1.00.

     The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our financial statements and the related notes included in this annual report, and “Item 5. Operating and Financial Review and Prospects”. Our financial statements are prepared and presented in accordance with R.O.C. GAAP and R.O.C. reporting practices. For a discussion of certain differences between R.O.C. GAAP and U.S. GAAP, see note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,
	(in millions except per share and ADS data)
	2000	2001	2002	2003	2004	2004
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
Consolidated Income Statement Data:
R.O.C. GAAP
Net sales revenue	33,493	21,747	16,492	17,712	23,380	736.6
Cost of goods sold	(15,494)	(11,674)	(17,105)	(20,657)	(18,990)	(598.3)
Less: Unrealized profit as of December 31	—	—	(2)	3	(1)	(<0.01)
Realized gross profit (loss)	17,999	10,073	(615)	(2,942)	4,388	138.2
Operating expenses	(5,856)	(6,557)	(6,212)	(4,742)	(4,737)	(149.2)
Operating income (loss)	12,143	3,516	(6,827)	(7,684)	(349)	(11.0)
Total other income	945	1,356	466	1,877	1,619	51.0
Total other expenses	(2,077)	(4,795)	(4,976)	(2,370)	(1,023)	(32.2)

	Year ended, and as of, December 31,
	(in millions except per share and ADS data)
	2000	2001	2002	2003	2004	2004
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
Income (loss) before taxes and minority interest	11,011	77	(11,337)	(8,177)	247	7.8
Income tax benefit (expense)	(398)	(943)	(20)	(21)	(35)	(1.1)
Income (loss) before minority interest	10,613	(866)	(11,357)	(8,198)	212	6.7
Minority interest loss	—	—	0.4	0.3	5	0.2
Net Income (loss)	10,613	(866)	(11,357)	(8,198)	218	6.9
Net income (loss) per share — basic (1)	2.92	(0.23)	(3.10)	(2.13)	0.05	<0.01
Net income (loss) per share — diluted (1)	2.91	(0.23)	(3.10)	(2.13)	0.04	<0.01
U.S. GAAP
Gross profit (loss)	17,615	6,598	(4,018)	(1,576)	5,052	159.2
Operating income (loss)	11,069	(2,263)	(10,186)	(6,649)	335	10.6
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	8,016	(3,842)	(13,841)	(8,877)	(429)	(13.5)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	2.31	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	2.26	(1.04)	(3.73)	(2.28)	(0.09)	(<0.01)
Net income (loss) (2)	8,016	(4,463)	(13,841)	(8,876)	(429)	(13.5)
Net income (loss) per share-basic (1) (3)	2.31	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)
Net income (loss) per share –diluted (1)(3)	2.26	(1.21)	(3.73)	(2.28)	(0.09)	(<0.01)
Balance Sheet Data:
R.O.C. GAAP
Total current assets	29,027	25,358	21,301	21,002	21,706	683.9
Net property, plant and equipment	38,006	39,562	40,029	32,600	27,993	882.0
Total assets	72,025	71,693	67,450	59,.919	54,396	1,713.8
Total current liabilities	11,360	9,016	17,687	18,717	9,449	297.7
Long-term liabilities	16,091	19,533	19,549	11,954	10,602	334.0
Total liabilities	27,451	28,549	37,236	30,671	20,051	631.7
Total shareholders’ equity	44,574	43,144	30,214	29,248	34,344	1,082.0
U.S. GAAP
Total current assets	28,994	26,646	21,037	21,398	21,716	684.2
Total assets	71,916	72,979	65,509	59,200	52,807	1,663.7
Total current liabilities	13,999	10,152	18,127	18,986	9,445	297.6
Total liabilities	30,085	29,679	37,158	31,005	20,047	631.6
Total shareholders’ equity	41,831	43,300	28,351	28,195	32,760	1,032.1
Other Data:
R.O.C. GAAP
Capital expenditures	11,803	9,078	8,975	1,606	2,554	80.5
Depreciation and amortization	6,048	8,006	8,742	9,287	7,562	238.3
Net cash provided by operating activities	15,697	9,209	217	1,484	5,987	188.6
Net income (loss) per ADS — basic	29.2	(2.3)	(31.0)	(21.3)	0.50	0.02
Net income (loss) per ADS — diluted	29.1	(2.3)	(31.0)	(21.3)	0.40	0.01
Number of common shares outstanding (weighted, as adjusted) (4)	3,631	3,702	3,667	3,852	4,835	4,835
Stock dividend per common share (5)	13%	30%	10%	—	—	—

(1)	Retroactively adjusted for all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under R.O.C. GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares, derivative contracts, plant capacity loss, other-than-temporary decline in value on marketable securities, and convertible debt securities with beneficial conversion features. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in an additional expense of NT$1,622 million in 2000, an additional expense of NT$4,273 million in 2001, no additional expense or income in 2002 and 2003 and 2004. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in additional expense of NT$898 million in 2000, additional income of NT$228 million in 2001, additional income of NT$449 million in 2002, additional expense of NT$386 million in 2003 and additional expense of NT$230 million (US$7.2 million) in 2004. The difference in accounting treatment with respect to plant capacity loss under the two accounting principles resulted in no additional expense or income in 2000, an additional income of NT$528 million in 2001, an additional expense of NT$528 million in 2002, and additional income of NT$269 million in 2003, an additional expense of NT$258 million in 2004. The difference in accounting treatment with respect to other-than-temporary decline in value on marketable securities under the two accounting principles resulted in an additional expense of NT$646 million in 2001, an additional expense of NT$538 million in 2002, no additional expense or income in 2000 and 2003, and an additional expense of NT$448 million in 2004. The difference in accounting treatment with respect to convertible debt securities with beneficial conversion features under the two accounting principles resulted in no additional expense or income in 2000, 2001, and 2002, an additional expense of NT$617 million in 2003, an additional expense of NT$156 million in 2004.

(3)	Retroactively adjusted for all stock dividends declared. See note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

Export Sales

     Our export sales accounted for 82%, 68% and 66% of total net sales for the years ended December 31, 2002, 2003 and 2004, respectively. See note 20 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

     Export sales from the R.O.C. are as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Japan	7,983,215	7,269,548	8,363,806	263,510
Singapore and Hong Kong	3,656,167	3,487,250	5,119,396	161,292
United States	1,616,837	823,145	980,911	30,904
Europe	345,226	453,641	1,077,416	33,945

Total	13,601,445	12,033,584	15,541,521	489,651

Dividend Policy

     We generally are not permitted under R.O.C. Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we have no current or retained earnings (excluding reserves). R.O.C. Company Law also requires that 10% of annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until our accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct any losses incurred in prior years and deduct the legal and/or special reserve from our net income, the remaining portion of our net income may be appropriated or distributed in the proportions specified in our articles of incorporation. We may pay these distributions in stock or cash or a combination of stock and cash, except that any employee bonuses and shareholder dividends will normally be distributed in stock unless we determine otherwise, and provided that not more than 20% of our distributable net income may be distributed in the form of cash. All or part of the dividends to shareholders may be reserved at the relevant annual shareholders’ meeting as retained earnings for distribution in later years. See “Item 10 — Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Dividends and Distributions”.

     Our shareholders on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of these common shares. The record date for the annual shareholders’ meeting was determined by the board of directors at a meeting that was held on March 7, 2005. No annual dividend was declared at our annual general meeting of shareholders held on May 25, 2005.

     For information relating to R.O.C. withholding taxes payable on dividends, see “Item 10. Additional Information — E. Taxation — R.O.C. Taxation”.

Legal Proceedings

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

     With respect to the 096 patent, Macronix America filed a motion for summary judgment on November 15, 1999 for the invalidity of the 096 patent. On August 16, 2000, the court granted Macronix America’s motion for summary judgment against several independent claims of the 096 patent, leaving a single independent claim outstanding in the case. On September 19, 2003, the parties filed cross-motions for summary judgment on the issue of infringement of the remaining claim of the 096 patent, and the court held a hearing on November 7, 2003. In its summary judgment order dated February 23, 2004, the court issued a claim construction on the disputed term of the claim, but denied both parties’ motions without prejudice due to an inadequate factual background to decide the motions. Under the court’s claim construction in the February 23, 2004 order, Macronix America filed a renewed motion for summary judgment of non-infringement on April 16, 2004. Atmel filed its opposition on May 26, 2004. Macronix America filed its reply on June 18, 2004. On September 9, 2004, Atmel and Macronix America reached a settlement under which neither party will incur any monetary liability under the claims, and each party will bear its own costs of litigation. Accordingly, the parties claims have been dismissed.

     As is the case with many companies in the semiconductor industry, we from time to time receive communications from third parties asserting certain patents to our products. We have entered into discussions with some of these third parties as to their respective positions and the terms of any possible licenses. We could incur significant costs with respect to the defense of the claims that could have a material adverse effect on our results of operations or financial condition. For royalty payments under the existing license agreements or the potential new patent license agreements, we have estimated the royalty budgets based on historical experiences and specific arrangements. The royalty accrual was NT$360 million in 2002, NT$196 million in 2003 and NT$94 million (US$3 million) in 2004. As of December 31, 2004, the outstanding balance of this reserve was NT$684 million (US$21.5 million).

     On July 9, 2003 we learned from Tower Semiconductor that a shareholders class action was filed on behalf of a class consisting of the ordinary shareholders of Tower Semiconductor at the close of business in the United States on April 1, 2002. This case was filed in the United States District Court for the Southern District of New York against Tower Semiconductor and its major corporate shareholders, including, us, and against directors of Tower Semiconductor, including Miin Wu, our president and CEO. The lawsuit alleges violation of section 14(a) and 20(a) of the Security Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. The lawsuit alleges that Tower Semiconductor and its directors made false and misleading statements and omissions in a proxy solicitation to Tower Semiconductor’s shareholders regarding a proposed amendment to a contract between Tower Semiconductor and its major shareholders, including us. The plaintiffs are seeking unspecified damages and attorneys’ and experts’ fee and expenses. On January 30, 2004, the defendants filed with the court a motion to dismiss the action. On April 20, 2004, the plaintiffs filed a memorandum in opposition to defendants’ motion to dismiss. On May 24, 2004, the defendants filed a reply memorandum to further support defendants’ motion to dismiss the plaintiffs’ complaint. On August 19, 2004, the court granted the motion to dismiss. On December 27, 2004, one of the plaintiffs appealed, and on March 15, 2005, the defendants filed a reply.

     Except as described above, we are currently not involved in any material legal proceedings, although we may become involved in other litigation in the future. “Item 5. Operating and Financial Review and Prospects — E. Research and Development, Patents and Licenses, etc. — Intellectual Property”.

B. Significant Changes

     Except as otherwise noted, no significant changes have occurred since December 31, 2004. See “Item 4. Information on the Company — History and Development of the Company — Recent Developments” and note 17c of our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

     Each ADS represents ten of our common shares. Our ADSs have been listed on the Nasdaq National Market since May 9, 1996. The table below presents, for the periods indicated, the high and low closing prices on the Nasdaq National Market for our outstanding ADSs.

			Average daily trading
			volume (in thousands	Nasdaq Composite
	Closing Price Per ADS(1)		of ADSs)	Index
	High	Low		High	Low
	(US$)	(US$)
2000	22.76	8.01	107.092	5,048.62	2,332.78
2001	12.70	3.86	64.705	2,859.15	1,423.19
2002	8.55	2.73	53.248	2,059.38	1,114.11
2003	3.65	1.20	26.498	2,009.88	1,271.47
First Quarter	3.65	2.55	16.036	1,460.99	1,271.47
Second Quarter	2.70	1.20	51.385	1,677.14	1,348.30
Third Quarter	2.91	2.19	29.817	1,909.55	1,640.13
Fourth Quarter	3.17	2.10	16.749	1,976.37	1,832.25
2004	5.13	2.00	16.957	2,178.34	1,752.49
First Quarter	3.90	2.39	28.233	2,153.83	1,901.80
Second Quarter	5.13	2.85	17.245	2,079.12	1,876.64
Third Quarter	3.25	2.20	13.010	2,015.55	1,752.49
Fourth Quarter	2.54	2.00	19.492	2,178.34	1,903.02
December	2.54	2.01	12.882	2,178.34	2,114.66
2005
January	2.22	1.68	12.688	2,152.15	2,008.70
February	1.93	1.70	16.222	2,089.21	2,030.32
March	1.88	1.30	10.370	2,090.21	1,973.88
April	1.46	1.24	4.630	2,018.79	1,904.18
May	1.50	1.28	9.149	2,075.73	1,928.65
June (through June 20)	1.75	1.58	4.13	2,097.80	2,060.18

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid in the periods indicated.

     Each GDS represents 40 of our common shares. Our GDSs have been listed on the Luxembourg Stock Exchange since April 5, 2004. The table below presents, for the periods indicated, the high and low closing prices on the Luxembourg Stock Exchange for our outstanding GDSs.

			Average daily
			trading volume
			(in thousands of	Luxembourg Stock
	Closing Price Per GDS(1)		GDSs)(1)	Exchange Index
	High	Low		High	Low
	(US$)	(US$)
2004 (from April 5)	20.90	8.35	0	1,755.617	1,187.557
Second Quarter (from April 5)	20.90	13.05	0	1,321.192	1,187.557
Third Quarter	12.47	8.80	0	1,368.093	1,243.330
Fourth Quarter	9.20	8.35	0	1,755.617	1,378.589
December	9.20	8.75	0	1,755.617	1,630.013
2005
January	8.00	8.00	0	1,740.980	1,666.638
February	7.80	7.60	0	1,822.656	1,709.821
March	6.70	5.25	0	1,857.081	1,727.522
April	6.00	5.70	0	1,771.441	1,688.899
May	6.20	6.00	0	1,708.512	1,636.296
June (through June 20)	6.50	6.50	0	1,680.338	1,620.948

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

			Average daily
			trading volume
			(in thousands of	Taiwan Stock Exchange
	Closing Price Per Share (1)		shares)	Index
	High	Low		High	Low
	(NT$)	(NT$)
2000	76.2	26.6	54,549	10,202	4,615
2001	29.9	16.0	83,825	5,551	3,446
2002	32.7	9.2	55,503	6,462	3,850
2003	12.8	4.1	43,983	6,142	4,140
First Quarter	12.8	8.8	32,568	5,079	4,260
Second Quarter	9.6	4.1	50,876	5,049	4,140
Third Quarter	10.5	7.6	46,987	5,758	5,018
Fourth Quarter	10.2	7.2	44,134	6,142	5,582
2004	16.80	6.50	63,187	7,034.10	5,482.96
First Quarter	13.45	7.75	91,570	7,034.10	6,041.56
Second Quarter	16.80	9.90	101,000	6,880.18	5,482.96
Third Quarter	11.00	7.65	31,133	5,970.18	5,316.87
Fourth Quarter	8.40	6.50	29,048	6,139.69	5,656.17
December	8.20	6.90	37,685	6,139.69	5,798.62
2005
January	7.30	5.50	29,746	6,143.12	5,771.48
February	6.50	5.80	29,026	6,207.83	5,981.54
March	6.10	3.91	37,913	6,259.69	5,957.98
April	5.03	4.05	39,192	6,028.75	5,715.16
May	5.06	4.60	28,691	6,011.56	5,803.68
June (through June 20)	5.43	5.03	41,361	6,296.89	5,971.62

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid in the periods indicated.

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

     As of May 31, 2005, a total of 5,035,296,328 of our common shares were outstanding. Holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C.. The entities in which these accounts are maintained are the registered holders of the shares and thus all of the registered holders of our common shares are R.O.C. persons. As of May 31, 2005, 20,563,153 common shares were registered in the name of nominees of The Bank of New York, the depositary under the ADS deposit agreement. The Bank of New York has advised us that, as of May 31, 2005, 2,056,315.3 ADSs, representing 20,563,153 common shares, were held of record by Cede & Co. and seven other U.S. persons. We have no further information as to common shares of our company held, or beneficially owned, by U.S. persons. As of May 31, 2005, 3,100,000 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 31, 2005, 775,000 GDSs, representing 3,100,000 common shares, were held of record by Cede & Co.

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

     The Taiwan Stock Exchange commenced operations in 1962. During the early 1980s, the Securities and Futures Commission actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 697 as of December 31, 2004. As of December 31, 2004, the market capitalization of companies listed on the Taiwan Stock Exchange was NT$13,989 billion.

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

The GreTai Securities Market

     To complement the Taiwan Stock Exchange, the GreTai Securities Market (formerly known as the Over-the-Counter Securities Exchange) was established in September 1982 on the initiative of the Securities and Futures Commission to encourage the trading of securities of companies who do not qualify for listing on the Taiwan Stock Exchange. As of December 31, 2004, 466 companies had listed equity securities on the GreTai Securities Market and the total market capitalization of those companies was approximately NT$1,123 billion. In addition, the Emerging Stock Board of the GreTai Securities Market was established on January 1, 2002 at the initiative of the Securities and Futures Commission to encourage trading of securities of companies that are public companies but not qualified for listing on the Taiwan Stock Exchange or the GreTai Securities Market.

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

     The following table shows for the periods indicated information relating to the Taiwan Stock Exchange Index.

	Number of listed			Index at
	companies at	Index	Index	period
Period ended December 31,	the period end	high	low	end
1990	199	12,495	2,560	4,530
1991	221	6,305	3,316	4,601
1992	256	5,392	3,328	3,377
1993	285	6,071	3,136	6,071
1994	313	7,184	5,195	7,125
1995	347	7,051	4,503	5,174
1996	375	6,983	4,690	6,934
1997	404	10,117	6,820	8,187
1998	437	9,277	6,251	6,418
1999	462	8,609	5,475	8,449
2000	474	10,202	8,350	8,843
2001	584	5,551	4,647	5,551
2002	638	6,462	3,850	4,452
2003	669	6,142	4,140	5,891
2004	697	7,034	5,317	6,140

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

     Set forth below is a description of our common shares, including summaries of the material relevant provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the rules and regulations under these laws. Unless otherwise indicated in this annual report, holders of our ADSs generally have the same rights as holders of our common shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Common Shares and our ADSs” for a description of certain differences and “—Voting Rights of ADS Holders”.

General

     Our authorized capital is NT$80 billion, divided into eight billion shares, including up to 800 million shares reserved for the exercise of employee stock options as of June 20, 2005. As of May 31, 2005, 5,035,296,328 of our common shares had been fully paid-in and were outstanding. All of our common shares are in registered form.

     As of May 31, 2005, 20,563,153 common shares underlying ADSs were held in the name of nominees of The Bank of New York, as depositary for our ADS facility. The Bank of New York has advised us that, as of May 31, 2005, 2,056,315.3 ADSs, representing 20,563,153 common shares, were held of record by Cede & Co. and seven registered holders. We have no further information as to our common shares held, or beneficially owned, by U.S. persons.

     As of May 31, 2005, 3,100,000 common shares underlying GDSs were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 31, 2005, 77,500 GDSs, representing 3,100,000 common shares, were held of record by Cede & Co.

     The R.O.C. Company Law, the R.O.C. Statute for Establishment and Administration of Science Park and the R.O.C. Securities and Exchange Law provide that any change in the issued share capital of a publicly-listed company, such as our company, requires various approvals. These include:

•	the approval of the board of directors;

•	an amendment to the articles of incorporation (which requires shareholder approval) if the original paid-in share capital plus the number of the shares to be converted from the convertible bonds or exercised from bonds with warrants, or to be exercised from employee options, or the number of any new shares issued, exceeds the number of shares specified in the articles of incorporation; and

•	the approval of the R.O.C. Securities and Futures Commission and the R.O.C. Ministry of Economic Affairs or the Hsinchu Science Park Administration, as applicable.

Increase in Capital; Delivery of Certificates

     We are required under R.O.C. law to file an amendment to our corporate registration within 15 days after the capital increase record date. Under the R.O.C. Securities and Exchange Law and applicable regulations, we are required to deliver common share certificates to the relevant purchasers within 30 days after receiving approval from the Hsinchu Science Park Administration of our amendment to our corporate registration.

     An amendment to the R.O.C. Company Law was passed by the R.O.C. Legislative Yuan on October 25, 2001 and became effective on November 14, 2001. Under the amended R.O.C. Company Law, when a public company, such as our company, issues new shares, it could:

•	issue multiple share certificates and deliver them to shareholders;

•	issue a single share certificate representing the total number of new shares and deposit the certificate with the Taiwan Securities Central Depositary Co., Ltd. (the “Central Depositary”); or

•	register the new hares with the Central Depositary in lieu of issuing share certificates.

Dividends and Distributions

     Except in limited circumstances, we are not permitted under the R.O.C. Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we did not have current or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of our annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct losses incurred in prior years and deduct the legal reserve and any special reserve, the remaining portion of our net income for any year may be appropriated or distributed by our board of directors, subject to the approval of our shareholders, as described in the following paragraph, in the following sequence:

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

     Our articles of incorporation also provide that employee bonuses will be distributed in the same form as the distribution of dividends to shareholders. In addition, distribution of shares as bonuses to employees is applicable to the employees of our affiliated companies that satisfy the requirements set by our board of directors. In 2002, 2003 and 2004, we did not distribute any employee bonuses. The number of common shares issued as a bonus is obtained by dividing the total nominal N.T. dollar amount of the bonus by the par value of our common shares, or NT$10 per share. Subject to compliance with the above requirements, we may pay dividends or make other distributions from our earnings and reserves as permitted by R.O.C. Company Law.

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

     In addition to permitting dividends to be paid out of net income if we do not have losses, the R.O.C. Company Law permits us to make distributions of additional common shares to our shareholders by capitalizing reserves, including the legal reserve and capital surplus of premium from issuing shares and earnings from gifts received. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve, and only if and to the extent the accumulated legal reserve exceeds 50% of our paid-in-capital.

     For information as to R.O.C. taxes on dividends and distributions, see “Item 10 — Additional Information — E. Taxation — R.O.C. Taxation.”

Preemptive Rights and Issues of Additional Common Shares

     According to the R.O.C. Company Law, when a company issues new common shares for cash, 10% to 15% of the issue must be offered to its employees. In addition, the R.O.C. Securities and Exchange Law and the relevant securities regulations require that, if a company listed on the Taiwan Stock Exchange or whose shares are traded on the GreTai Securities Market intends to offer new shares for cash, at least 10% of the issue must be offered to the public, except under certain circumstances or when exempted by the R.O.C. Securities and Futures Commission. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby reducing the number of new shares subject to the preemptive rights of existing shareholders. Unless the percentage of shares to be offered to the public is increased by the shareholders, existing shareholders who are listed on the shareholders’ register as of the record date have a preemptive right to acquire the remaining 75% to 80% of the issue. The shares not subscribed for by the employees and shareholders at the expiration of the period for the exercise of their rights should be sold to the public or specified persons at the direction of our board of directors. According to the amended R.O.C. Securities and Exchange Law, which became effective on February 8, 2002, the preemptive rights provisions will not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

     Authorized but unissued shares of any class may be issued, subject to the above-mentioned provisions of the R.O.C. Company Law, the R.O.C. Statute for Establishment and Administration of Science Park and the R.O.C. Securities and Exchange Law, upon the terms as our board of directors may determine.

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

     We had previously, since we were listed on Nasdaq in 1996, obtained an exemption from Nasdaq from its requirement to solicit proxies and to provide proxy statements for all meetings of shareholders. We comply with the applicable R.O.C. laws and regulations with regard our shareholder meetings.

Voting Rights

     Under the R.O.C. Company Law, a shareholder has one vote for each common share. Except as otherwise provided by law, a resolution may be adopted by the holders of a simple majority of the common shares represented at the shareholders’ meeting. At least a majority of the holders of the total issued and outstanding common shares must be present at the meeting for the resolution to be binding. The election of directors and supervisors at a shareholders’ meeting is by means of cumulative voting unless the articles of incorporation provide otherwise. Ballots for the election of directors are cast separately from those for the election of supervisors. Candidates for the offices of director and supervisor may be nominated at the shareholders’ meeting at which ballots for the election are cast.

     The R.O.C. Company Law also provides that shareholder approval is required for major corporate actions, including:

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

Other Rights of Shareholders

     Under the R.O.C. Company Law, dissenting shareholders of our company are entitled to appraisal rights in the event of amalgamation, spin-off and various other major corporate actions within 20 days of the resolution enacting the event. A dissenting shareholder may request that we redeem all of the shares owned by the shareholder at a fair price to be determined by mutual agreement. If an agreement cannot be reached, the valuation will be determined by a court order. For amalgamations or spin-offs, a dissenting shareholder may exercise its appraisal right by serving written notice on us before or during the related shareholders’ meeting or by raising and registering its objection at the shareholders’ meeting. For other major corporate actions, a dissenting shareholder may exercise its appraisal right by serving written notice on us before the related shareholders’ meeting and by raising and registering its objection at the shareholders’ meeting.

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

Register of Shareholders and Record Dates

     We maintain our shareholder register at our office in Taipei, Taiwan, and enter transfers of our common shares in the register upon presentation of, among other documents, the certificates for the common shares transferred. Under the R.O.C. Company Law, the transfer of common shares is effected by endorsement and delivery of the related share certificates. In order, however, to assert shareholders’ rights against us, the transferee must have his name and address registered on the shareholder register. Shareholders are required to file their respective specimen seals with us. The settlement of trading in our common shares is normally carried out on the book-entry system maintained by the Central Depositary.

     The R.O.C. Company Law permits us to set a record date and close our shareholder register for a specified period in order for us to determine the shareholders or pledgees that are entitled to certain rights pertaining to our common shares by giving advance public notice.

     Under the amended R.O.C. Company Law, a public company’s shareholder register, such as ours, is closed for a period of 60 days before each ordinary shareholders’ meeting, 30 days before each extraordinary shareholders’ meeting and a period of five days before each record date for distribution of dividends, bonuses or other benefits.

Annual Financial Statements

     Under the R.O.C. Company Law, ten days before the ordinary meeting of shareholders, our annual financial statements must be available at our principal office in Hsinchu for shareholder inspection.

Acquisition of Common Shares by our Company

     With minor exceptions, we may not acquire our common shares under the R.O.C. Company Law and any common shares we acquire must be sold at the current market price within six months after our acquisition of the shares.

     Under the R.O.C. Securities and Exchange Law, we may, in accordance with R.O.C. Securities and Futures Commission procedures and a resolution adopted by a majority of our board of directors at a meeting attended by more than two-thirds of the directors, purchase our shares on the Taiwan Stock Exchange or the GreTai Securities Market or by a tender offer for the following purposes:

•	for share transfer to our employees;

•	for the delivery of shares following the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	for maintaining our credit and our shareholders’ equity, except that the shares so purchased shall be cancelled thereafter.

     The total shares purchased by us may not exceed 10% of our total issued and outstanding shares. In addition, the total cost of the purchased shares may not exceed the aggregate amount of our retained earnings, any premium from share issuances and the realized portion of our capital reserve. The shares purchased by us pursuant to the first two items above will be transferred to the intended transferees within three years after the purchase; otherwise the shares will be cancelled. For the shares to be cancelled under the third item above, we are required to complete an amendment registration for the cancellation within six months after the purchase. The shares purchased by us may not be pledged or hypothecated. In addition, we may not exercise any shareholders’ rights attaching to these shares. Our affiliates (as defined in Article 369-1 of the R.O.C. Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling our shares during the period we purchase our shares.

Liquidation Rights

     In the event of the liquidation of our company, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to the shareholders in accordance with the R.O.C. Company Law.

Transfer Restrictions

     The R.O.C. Securities and Exchange Law requires each director, supervisor, manager or shareholder who, together with such shareholder’s spouse, minor children or nominees, holds more than 10% of our shares, to report the amount of such person’s holding to us and limits the number of shares that can be sold or transferred on the Taiwan Stock Exchange or on the GreTai Securities Market by such person per day (unless the number of shares transferred does not exceed 10,000).

Voting Rights of ADS Holders

     ADS holders may direct the exercise of voting rights with respect to the Common Shares represented by ADSs only in accordance with the provisions of the deposit agreement and applicable R.O.C. law. See ‘‘Item 3. Key Information – D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — ADS and GDS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs and GDSs’’. If an ADS holder wishes to withdraw its Common Shares, the ADS holder must appoint a local agent and open a securities trading account with a local brokerage firm. Even if the ADS holder does all this, however, the ADS holder might not know about the meeting early enough in advance to withdraw the shares or the ADS holder may not have enough time to register the Common Shares for voting purposes before the shareholder register is closed. See ‘‘Item 10. Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Meetings of Shareholders’’ and ‘‘— Register of Shareholders and Record Dates’’.

     Except as described below, ADS holders will not be able to exercise voting rights attaching to the Common Shares represented by the ADSs on an individual basis. According to the R.O.C. Company Law, a shareholder’s voting rights attaching to shareholdings in a R.O.C. company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the Common Shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

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

     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify the instructions to our president, or if he is no longer an officer or director of our company, then the Chairman of our board of directors (the ‘‘designated representative’’), or such person as he may designate. The depositary will appoint the president or his designated person to serve as the ADS holders’ designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the Common Shares represented by ADSs in the manner so instructed.

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

     The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from ADS holders and appoint the designated representative as the ADS holders’ representative and that of the depositary’s or its nominee to attend any meeting and vote the Common Shares represented by ADSs as to which the depositary has received instructions from ADS holders for the election of directors and supervisors, subject to any restrictions imposed by R.O.C. law and our articles of incorporation. If, by the date specified by the depositary, ADS holders have not delivered instructions to the depositary, ADS holders will be deemed to have instructed the depositary to authorize and appoint the designated representative as the ADS holders’ representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the Common Shares represented by ADSs as to which the depositary has not received instructions from ADS holders for the election of directors and supervisors as the designated representative deems appropriate, which may not be in the best interests of ADS holders. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those Common Shares represented by the ADSs as to which it has received instructions from ADS holders for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any Common Shares represented by ADSs, as to which the depositary has not received instructions from ADS holders for the election of directors any supervisors but will take such action as is necessary to cause all the Common Shares represented by ADSs to be counted for the purpose of satisfying applicable quorum requirements.

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

GDS Deposit Agreement Dated April 5, 2004

     In April 2004, we sold 13,125,000 GDSs, representing 525,000,000 new common shares. The offering price for the GDSs was US$13.20 per GDS and net proceeds were approximately US$173.25 million. The GDSs are listed on the Luxembourg Stock Exchange plc. Our GDSs are not fungible with our ADSs, and each GDS represents 40 of our common shares. As of June 21, 2004, GDSs holders representing over 95% of the GDSs issued in April 2004 have withdrawn from our GDSs program and converted their GDSs to common shares.

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

     The deposit agreement and the GDSs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedule 3 to the deposit agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The rights and obligations attaching to the Deposited Shares (as defined in the deposit agreement) and Certificates of Payment (as defined in the deposit agreement) will be governed by R.O.C. law.

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

     See ‘‘Item 3. Key Information – D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — The rights of holders of our ADSs and GDSs to participate in our rights offerings may be limited, which may cause dilution to their holdings’’.

Voting Rights of GDS Holders

     GDS holders may direct the exercise of voting rights with respect to the our common shares represented by GDSs only in accordance with the provisions of the deposit agreement and applicable R.O.C. law. See ‘‘Item 3. Key Information — D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — ADS and GDS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs and GDSs’’. If a GDS holder wishes to withdraw its common shares, the GDS holder must appoint a local agent and open a securities trading account with a local brokerage firm. Even if the GDS holder does all this, however, the GDS holder might not know about the meeting early enough in advance to withdraw the shares or the GDS holder may not have enough time to register the common shares for voting purposes before the shareholder register is closed. See ‘‘Item 10. Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Meetings of Shareholders’’ and ‘‘— Register of Shareholders and Record Dates’’.

     Except as described below, GDS holders will not be able to exercise voting rights attaching to our common shares represented by the GDSs on an individual basis. According to the R.O.C. Company Law, a shareholder’s voting rights attaching to shareholdings in a R.O.C. company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors), be exercised as to all shares held by the shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by GDSs must be exercised as to all matters subject to a vote of shareholders by the depositary or its nominee, who represents all holders of GDSs, collectively in the same manner, except in the case of an election of directors and supervisors. Directors and supervisors are elected by cumulative voting.

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

     Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors, if persons together holding at least 51% of the GDSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify the instructions to our president, or if he is no longer an officer or director of our company, then the Chairman of our board of directors (the ‘‘designated representative’’), or such person as he may designate. The depositary will appoint the president or his designated person to serve as the GDS holders’ designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the common shares represented by GDSs in the manner so instructed.

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

     The depositary will notify the designated representative of the instructions for the election of directors and supervisors received from GDS holders and appoint the designated representative as the GDS holders’ representative and that of the depositary’s or its nominee to attend any meeting and vote the common shares represented by GDSs as to which the depositary has received instructions from GDS holders for the election of directors and supervisors, subject to any restrictions imposed by R.O.C. law and our articles of incorporation. If, by the date specified by the depositary, GDS holders have not delivered instructions to the depositary, GDS holders will be deemed to have instructed the depositary to authorize and appoint the designated representative as the GDS holders’ representative and that of the depositary’s or its nominee to attend the meeting and vote, at his sole discretion, all the common shares represented by GDSs as to which the depositary has not received instructions from GDS holders for the election of directors and supervisors, which may not be in the best interests of GDS holders. However, no authorization will be given with respect to any election of directors or supervisors as to which the designated representative informs the depositary that he does not wish to be so authorized, in which event the depositary will attend such meeting and will vote those common shares represented by the GDSs as to which it has received instructions from GDS holders for the election of directors and supervisors in the manner so instructed. The depositary will not vote at the relevant meeting any common shares represented by GDSs, as to which the depositary has not received instructions from GDS holders for the election of directors any supervisors but will take such action as is necessary to cause all the common shares represented by GDSs to be counted for the purpose of satisfying applicable quorum requirements.

     By continuing to hold GDSs, GDS holders will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions maybe amended from time to time.

D. Exchange Controls

Foreign Exchange

     Set forth below are the period-end noon buying rates in effect between the N.T. dollar and the U.S. dollar, expressed in N.T. dollars per U.S. dollar, for the periods indicated.

Period-End	NT$ per US$1.00
1999:	31.39
2000:	33.17
2001	35.00
2002:
First Quarter	35.00
Second Quarter	33.46
Third Quarter	34.92
Fourth Quarter	34.70
2003:
First Quarter	34.72
Second Quarter	34.61
Third Quarter	33.78
Fourth Quarter	33.99
2004:
First Quarter	33.00
Second Quarter	33.66
Third Quarter	33.99
Fourth Quarter	31.74
2005:
January	31.71
February	31.06
March	31.46
April	31.23
May	31.26
June (through June 20)	31.37

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

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

E. Taxation

R.O.C. Taxation

General

     The following summary addresses the principal R.O.C. tax consequences of the ownership and disposition of common shares, ADSs or GDSs to a nonresident individual or non-resident entity that holds such common shares or ADSs (a “Non-R.O.C. Holder”). As used in the preceding sentence, a “non-resident individual” (a “Non-R.O.C. Individual”) is a foreign national individual who is not physically present in the R.O.C. for 183 days or more during any calendar year in which he or she owns common shares, ADSs or GDSs and a “non-resident entity” (a “Non-R.O.C. Entity”) is a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and does not have a fixed place of business or other permanent establishment in the R.O.C..

     ADS and GDS HOLDERS AND COMMON SHARE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF OWNING THE ADSs, GDSs OR COMMON SHARES IN TAIWAN AND ANY OTHER RELEVANT TAXING JURISDICTION TO WHICH THEY ARE SUBJECT.

ADSs and GDSs

     Dividends. Dividends, whether in cash or stock declared by us out of retained earnings and distributed to a Non- R.O.C. Holder in respect of our shares represented by ADSs and GDSs are subject to R.O.C. withholding tax, currently at a rate of 20% on the amount of the distribution, in the case of cash dividends, or on the par value of the distributed shares, in the case of stock dividends. The Depositary may dispose of a portion of the dividends to pay such tax. Distributions of stock dividends out of capital reserves are not subject to R.O.C. withholding tax.

     Sale . Transfers of ADSs and GDSs are not subject to R.O.C. securities transaction tax. Gains on sale of ADSs and GDSs are not subject to R.O.C. income tax.

Common Shares

     Dividends. Dividends (whether in cash or stock) declared by us out of retained earnings and distributed to a Non-R.O.C. Holder in respect of common shares are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the par value of the common shares (in the case of stock dividends).

     Distributions of stock dividends declared by us out of capital reserves are not subject to R.O.C. withholding tax.

     Sale. Security transaction tax will be withheld at the rate of 0.3% of the transaction price upon a sale of common shares.

     Capital gains on transactions in securities issued by R.O.C. companies are exempt from income tax. This exemption applies to capital gains derived from the sale of common shares.

     Preemptive Rights. Distributions of statutory subscription rights for the common shares in compliance with the R.O.C. Company Law are not subject to R.O.C. tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempted from income tax but are subject to securities transaction tax, currently at the rate of 0.3% of the gross sales amount. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of (i) 25% of the gains realized by Non-R.O.C. Entity Holders and (ii) 35% of gains realized by Non-R.O.C. Individual Holders. Subject to compliance with R.O.C. law, we have the sole discretion to determine whether statutory subscription rights shall be evidenced by the issuance of securities.

Inheritance Tax and Gift Tax

     R.O.C. inheritance tax is payable on any property situated within the R.O.C. of a deceased Non-R.O.C. Individual, and R.O.C. gift tax is payable on any property situated within the R.O.C. donated by such person. Inheritance tax is payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under R.O.C. inheritance and gift tax law, bonds and shares issued by R.O.C. companies are deemed situated within the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs or GDSs will be considered to own common shares for this purpose.

Tax Treaties

     The United States does not have an income tax treaty with the R.O.C.. At present, the R.O.C. has income tax treaties with Australia, Gambia, Indonesia, Malaysia, Macedonia, the Netherlands, New Zealand, Singapore, South Africa, Swaziland, United Kingdom and Vietnam which limit the rate of withholding tax on dividends or interest paid with respect to shares or bonds in R.O.C. companies to residents of these countries. It is unclear whether a Non-R.O.C. Holder will be considered to own common shares for the purposes of such income tax treaties. Accordingly, holders of common shares who are otherwise entitled to the benefits of the relevant income tax treaty should consult their own tax advisors concerning their eligibility for benefits under the treaty with respect to the common shares.

     An amendment to the R.O.C. Income Tax Law (the “Amendment”) was enacted on January 1, 1998, to integrate the corporate income tax and the shareholder dividend tax with the aim of eliminating the double taxation effect for resident shareholders of Taiwanese corporations. In accordance with the Amendment, a 10% retained earnings tax will be imposed on a company for its after-tax earnings generated after January 1, 1998 that are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When the company declares dividends out of those retained earnings, the retained earnings tax can be credited against the 20% withholding tax imposed on the Non-R.O.C. Holders up to 10% of the declared dividends.

United States Federal Income Taxation

General

     The following discussion addresses the principal United States federal income tax consequences to United States Holders, as defined below, of purchasing, owning and disposing of ADSs, GDSs or common shares, but it does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to a decision to purchase, own, or dispose of the ADSs, GDSs or common shares, and it does not address the tax treatment under applicable state or local tax laws or the laws of any jurisdiction other than the United States. This discussion is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made.

     In particular, this discussion does not address special United States federal income tax situations, such as the consequences applicable to persons who are subject to special treatment because they are:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who actually and constructively own less than 10% of our voting stock.

•	tax-exempt organizations;

•	persons liable for the alternative minimum tax;

•	persons who hold ADSs, GDSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	persons who are citizens or residents of a possession or territory of the United States;

•	persons who hold ADSs, GDSs or common shares pursuant to certain retirement plans;

•	persons who receive ADSs, GDSs or common shares as compensation for services;

•	persons whose “functional currency” is not the U.S. dollar; or

•	partners in a partnership that holds ADSs, GDSs or common shares.

     The following discussion of United States federal income tax matters is based:

•	on the federal income tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements and Treasury regulations, changes to any of which after the date of this annual report could apply on a retroactive basis and affect the tax consequences described in this annual report; and

•	in part, on representations by the depositary, and assumes that each obligation under the applicable deposit agreement and any related agreements will be performed in accordance with their terms.

     As used in this discussion, the term “United States Holder” means a beneficial owner of ADSs, GDSs or common shares that holds the ADSs, GDSs or common shares as capital assets and that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) organized under the laws of the United States or any State or the District of Columbia (a “U.S. Corporation”);

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     If a partnership holds our ADSs, GDSs or common shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. We encourage any such partners to consult their own tax advisor.

     A “Non-United States Holder” is any beneficial owner of ADSs, GDSs or common shares that is not a United States Holder as defined above.

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

ADSs, GDSs and Common Shares

     For United States federal income tax purposes, a United States Holder will be treated as the beneficial owner of the common shares underlying its ADSs and GDSs. Exchanges of common shares for ADSs or GDSs, and ADSs and GDSs for common shares, will not be subject to United States federal income tax, and a holder’s tax basis and holding period in the ADSs, GDSs or common shares received in the exchange will be the same as its basis and holding period in the ADSs, GDSs or common shares, as the case may be, given up in the exchange.

Taxation of Dividends

     Subject to the discussion under “—Passive Foreign Investment Company Status” below, distributions in respect of ADSs, GDSs and common shares to United States Holders, including the amount of any ROC tax withheld, will constitute foreign source dividend income for United States federal income tax purposes to the extent these distributions are made from our current or accumulated earnings and profits, as determined in accordance with United States federal income tax principles. These dividends will not be eligible for the dividends received deduction otherwise allowed to U.S. Corporations. Such dividend income will be includable in the gross income of a United States Holder as ordinary income on the day it is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs and GDSs. A non-corporate United States Holder of ADSs and GDSs will generally be eligible for reduced rates of tax (i.e., the rates applicable to net long-term capital gain, which are 5% and 15%) with respect to dividends on ADSs and GDSs under section 1(h) of the Code if the United States Holder has held the ADSs or GDSs for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date. For the purpose of determining the holding period, no account is taken of days on which the holder’s risk of loss with respect to the ADSs or GDSs is diminished by virtue of various hedging strategies described in section 246(c) of the Code. To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a tax-free return of the United States Holder’s tax basis in its ADSs and GDSs and common shares, and then, to the extent that such excess exceeds the United States Holder’s tax basis, as capital gain. Any such distributions in excess of our current and accumulated earnings and profits will not give rise to foreign source income, and a United States Holder will not be able to use the foreign tax credit arising from any ROC withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

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

     Subject to specified limitations, including holding period requirements, ROC taxes withheld from dividend distributions maybe eligible for credit against the United States Holder’s United States federal income taxes or, at the United States Holder’s option, for deduction from United States taxable income. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will generally be “passive” income or, in the case of certain United States Holders, “financial services” income. Due to the complexity of the rules governing foreign tax credits, we encourage United States Holders of ADSs, GDSs and common shares to consult their own tax advisors concerning the availability of foreign tax credits under their particular circumstances.

Taxation of Sales or Other Dispositions

     Subject to the discussion under “— Passive Foreign Investment Company Status” below, a United States Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of ADSs, GDSs or common shares in an amount equal to the difference between the United States Holder’s adjusted basis in the ADSs, GDSs or common shares and the amount realized on the disposition. This capital gain or loss will be long-term capital gain or loss if the United States Holder has held the ADSs, GDSs or common shares for more than one year at the time of the sale or exchange. The holding period of the ADSs, GDSs or common shares will include the holding period of bonds converted into such ADSs, GDSs or common shares and, if they were received in an exchange, the holding period of the ADSs, GDSs or common shares for which they were exchanged. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum rate of 15% in respect of property held for more than one year. For corporate United States Holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations for both corporate and non-corporate United States Holders. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss. United States Holders should note that any ROC securities transaction taxes imposed on a sale may not be eligible for credit and may not be eligible for deduction against the United States Holder’s United States federal income taxes. In the event that any ROC securities taxes are not eligible for deduction, however the amount of any such taxes will reduce the amount realized by the United States Holder upon the disposition of the common shares, ADSs or GDSs.

Passive Foreign Investment Company Status

     Certain adverse United States federal income tax rules apply to United States persons who are holders of equity interests in a corporation classified as a “passive foreign investment company” (“PFIC”). Based on current and projected financial data, we believe that we should not currently be treated as a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and the composition and valuation of our assets. In general, we will be a PFIC with respect to a United States Holder if, for any taxable year in which the United States Holder holds ADSs, GDSs or common shares, after the application of certain “look through” rules to the assets and income of 25% or greater owned subsidiaries, either:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the average percentage by value of our assets during the taxable year is attributable to assets that produce or are held for the production of passive income.

     If the Company is or becomes a PFIC, a United States Holder would be treated as realizing gain from the sale or disposition of the Shares and certain “excess distributions” ratably over such holder’s holding period for the Shares and would be taxed at the highest tax rate in effect for each such year to which the gain or excess distribution was allocated, together with an interest charge on the tax attributable to each such year. An election may be available to avoid these adverse tax consequences but only if (i) the United States Holder may and does elect to annually mark-to-market the Shares or (ii) the United States Holder elects to include in income annually its share of the income and gain of the Company and we satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy the requirements for the election in clause (ii), in the event we are treated as a PFIC.

     Should the Company ever be classified as a PFIC, United States Holders are advised to consult their tax advisors concerning the United States federal income tax consequences of holding the Shares and of making the mark-to-market election. A United States Holder who owns Shares during any year that the Company is a PFIC must file with the IRS Form 8621.

United States Federal Income Taxation of Non-United States Holders

     Subject to the discussion of United States backup withholding tax below, a Non-United States Holder of ADSs, GDSs or common shares will not be subject to United States federal income or withholding tax on distributions on a common share, ADS or GDS or gains realized on the sale of ADSs, GDSs or common shares, provided that (i) such income items are not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States (or, in the case where a Non-United States Holder is eligible for the benefits of an income tax treaty with the United States, the Non-United States Holder does not have a permanent establishment or fixed place of business in the United States to which such income is attributable), (ii) there has not been a present or former connection between the Non-United States Holder and the United States, including, without limitation, such Non-United States Holder’s status as a citizen or former citizen, or resident or former resident, of the United States, and (iii) in case of a gain from the sale or disposition of ADSs, GDSs or common shares by an individual, the Non-United States Holder is not present in the United States for 183 days or more during the taxable year of the sale. A Non-United States Holder that is also a corporation for United States federal income tax purposes may also be subject to an additional “branch profits tax” of 30% (or such lower rate as maybe specified by a tax treaty for whose benefits the Non-United States Holder corporation is eligible) with respect to income that is subject to United States federal income taxation on a net basis.

United States Backup Withholding Tax and Information Reporting

     Payments made by a paying agent within the United States to the United States Holders other than corporations and other exempt recipients in respect of the ADSs, GDSs or common shares maybe subject to information reporting to the United States Internal Revenue Service. A backup withholding tax at a rate of 28% on amounts received will apply to those payments if a non-exempt United States Holder fails to provide certain identifying information, such as the holder’s taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Non-United States Holders maybe required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

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

I. Subsidiary Information

    Not applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

     For the purposes of compiling the respective tables, the following rates have been used:

•	The exchange rates for Japanese yen as at December 31, 2004 is based on the official exchange rate as determined by the Bank of Taiwan, being NT$3.118 = JPY1.00.

•	The exchange rates for U.S. dollars as at December 31, 2004 is based on the official exchange rate as determined by the Bank of Taiwan being NT$31.74 = US$1.00.

•	Interest rates are derived from the prevailing interest rate swap market in the respective currencies as at December 31, 2004.

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

               Principal (notional) amount by expected maturity for non-trading purposes

	Expected Maturity
	January 1,	January 1,	January 1,	January 1,	January 1,
	2005 to	2006 to	2007 to	2008 to	2009 to
	December 31,	December 31,	December 31,	December 31,	December 31,			Fair value
	2005	2006	2007	2008	2009	Thereafter	Total(2)(3)	December 31, 2004
	(Amount in thousands of NT$, except interest rates)
Rate sensitive assets
Cash
Variable rate	2,333,732						2,333,732	2,333,732
Average interest rate	0.0954%
Fixed rate	10,363,039						10,363,039	10,363,039
Average interest rate	1.1184
Others	36,052						36,052	36,052
Rate sensitive liabilities
Long term debt
Unsecured 0.5% convertible debentures due 2007(1)	3,533						3,533	3,812
Zero coupon convertible debentures due 2007(2)	223,323						223,323	229,599
Zero coupon convertible debentures due 2008(3)	210,237						210,237	211,437
US$ debt
Variable rate	31,710						31,710	31,710
Average interest rate	3.03%	1.90%
NT$ debt
Fixed rate		3,000,000					3,000,000	3,033,097
Average interest rate		3.3%
Variable rate	1,727,666	1,624,186	2,294,986	1,480,386	1,480,386	433,094	9,040,704	9,040,704
Average interest rate	3.0%	3.3%	3.03%	3.03%	3.03%	4.59%

(1)	In February 2002, we issued US$169.2 million aggregate principal amount of our unsecured 0.5% convertible debentures due 2007.

(2)	In December 2002, we issued zero coupon convertible debentures in the amount of NT$3.2 billion due 2007.

(3)	In February 2003, we issued zero coupon convertible debentures in the amount of US$80 million due in 2008. In March 2003, we issued the over-allotment in the amount of US$10 million due in 2008.

Foreign Currencies

     A significant portion of our revenues are denominated in currencies other than the N.T. dollar. As of December 31, 2004, most of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the N.T. dollar, primarily in U.S. dollars and Japanese yen. In addition, as of December 31, 2004, most of our long-term debts were in U.S. dollars, including the long-term debentures. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments to hedge our currency exposure. These hedging transactions are designed to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for these contracts on a hedge accounting basis.

     Most of our sales are denominated in U.S. dollars and Japanese yen and our debts are in U.S. dollars. An appreciation of the Japanese yen against the N.T. dollar would result in a foreign exchange gain to us from our underlying sales. However, a depreciation of the Japanese yen against the N.T. dollar would result in a foreign exchange loss to us. Conversely, an appreciation of the U.S. dollar against the N.T. dollar would result in a foreign exchange loss to us, while a depreciation of the U.S. dollar against the N.T. dollar would result in a foreign exchange gain to us. To reduce the foreign exchange loss from a depreciation of Japanese yen, we entered into foreign exchange option contracts.

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

     The table below presents our assets and liabilities denominated in currencies other than the N.T. dollar functional currency and the outstanding forward foreign exchange, cross currency interest rate swap and option contracts as of December 31, 2004 by expected year of maturity.

	Expected Maturity
	January 1,	January 1,	January 1,	January 1,	January 1,
	2005 to	2006 to	2007 to	2008 to	2009 to
	December 31,	December 31,	December 31,	December 31,	December 31,			Fair value
	2005	2006	2007	2008	2009	Thereafter	Total	December 31, 2004
	(NT$ in thousands)
Liabilities denominated in foreign currencies
USD(1)	541,496						541,496
Financial instruments (with barrier)
Options Sell USD call	50,550						50,550	(166)
Sell USD Put	47,700						47,700
Average strike price	@32.75
Financial instruments (no barrier)
forward sell USD	192,398						192,398	1,479
Average strike price	@32.066
CCS
Sell JPY/Buy USD
Buy USD	N/A
Sell JPY	N/A
DCD	N/A

(1)	In February 2002, we issued US$169.2 million aggregate principal amount of our unsecured 0.5% convertible debentures due 2007. In 2003, we issued US$90 million aggregate principal amount of our zero coupon convertible debentures due 2008.

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

     In June 2000, we entered into a contract with a financial institution for the settlement of five options relating to our zero coupon convertible debenture due 2003 and in connection with our stock appreciation rights plan, with the underlying reference being 47,727,535 of our common shares. The contract, as amended, expired on May 5, 2005. Under the contract, if the share price was less than the predetermined contract price, we would pay the differences between the two amounts to the financial institution. The contract rate at which the contract was settled was based on U.S. dollars, and our share price were converted into U.S. dollars using prevailing N.T. dollars to U.S. dollars exchange rates in order to determine the settlement amount. The predetermined contract price was US$1.37 per share. As of December 31, 2004, the underlying reference securities was 53,253,964 of our common shares. As of December 31, 2004, our share price of NT$7.24 per share converted into U.S. dollars at the then prevailing rate of US$1=NT$31.74 was US$0.23 per share. As at December 31, 2004, the carrying amount of this contract was a receivable of US$1.7 million (NT$54 million) and the fair value of this contract was a receivable of US$1.4 million (NT$44 million). Our additional loss under this contract in 2004 was US$0.3 million (NT$10 million) and total accumulated loss under this contract as of December 31, 2004 was US$60.6 million (NT$1,922 million). Between March 17, 2005 and April 28, 2005, we reduced the number of common shares which formed the underlying reference securities for the contract to nil, and we settled the contract on May 5, 2005. Our additional loss under the contract in 2005 up to the date of settlement of the contract was US$4.4 million (NT$140 million). See “Item 5. Operating and Financial Review and Prospects — Operating Results — Equity Derivative Contracts” and note 21 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 included in this annual report.

Item  12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

     As of December 31, 2004, we were not in default in the payment of principal or interest to any of our lenders.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2004, although we are constantly engaged in the process of improving these controls and procedures.

     During 2004, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has not yet determined if any member of our audit committee qualifies as an Audit Committee Financial Expert. Our Board of Directors has not made such a determination as yet because Nasdaq and SEC rules only require us to have an audit committee consisting of at least three independent directors by July 31, 2005.

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

Item 16C. Principal Accountant Fees and Services

     The table below summarizes the fees that we were billed for services provided by Diwan, Ernst & Young and its affiliates for the years ended December 31, 2003 and 2004.

	2003	2004
	(in thousands of NT$)
Audit fees	14,971	10,511
Audit-related fees	3,770	4,028
Tax fees	2,562	3,115
Others	1,005	555

Total	22,308	18,209

Audit-related Fees

     Services provided consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit fees.” The services for the fees disclosed under this category include royalty audits and review of certain regulatory filings with the R.O.C. Securities and Futures Commission and other reviews in connection with ADS, GDS, convertible bond and 20-F filings.

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

Item 18. Financial Statements

     Reference is made to pages F-1 to F-75 for year-end financial statements.

Item 19. Exhibits

Exhibit
Number	Description
2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation) (1).

8.1	List of subsidiaries of the Company*.

12.1	Certifications of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certifications of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certifications of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2).

14.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee(3).

14.3	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(4).

14.4	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(5).

14.5	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(6).

14.6	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II and Fab III Site (7).

14.7	Indenture, dated as of February 7, 2002, by and between the Company and The Bank of New York, as trustee(8).

14.8	Summary of terms and conditions of domestic convertible bonds issued December 12, 2002 (English summary)(9).

14.9	Deposit Agreement, dated as of April 5, 2004, among the Company, Citibank, N.A., as depositary,

Exhibit
Number	Description
and Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt(10).

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission on June 29, 2004.

(2)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(3)	Incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(8)	Incorporated by reference to Exhibit 10.9 to the Company’s Form 20-F filed with the Commission on July 1, 2002.

(9)	Incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(10)	Incorporated by reference to Exhibit 14.9 to the Company’s Form 20-F filed with the Commission on June 29, 2004.

APPENDIX A

GLOSSARY OF TECHNICAL TERMS

AND circuit	A circuit which has two or more input signal gates and which delivers an output only if and when every input signal gate is energized simultaneously.

ASIC	Application Specific Integrated Circuit. A custom designed integrated circuit that performs specific functions which would otherwise require a number of commodity integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

ASSP	Application Specific Standard Product. A standard integrated circuit designed for a specific product or application, such as a VCR or microwave.

ATA	AT attachment, or Advanced Technology Attachment. The specification for an Integrated Device Electronics interface which is a type of hardware interface widely used to connect various peripheral devices to a personal computer.

BIOS	Basic Input Output System. This software controls the basic power-up functioning of a computer system.

CD-ROM	Compact Disc used for data storage on a read-only basis.

CD-R/W	CD-recordable and rewritable. Originally called CD-erasable”, CD-RW can be erased and new information can be re-recorded onto the same physical location on the disc by a CD-RW recorder.

DAM	Digital Answering Machine.

Die	A piece of a semiconductor wafer containing the circuitry of a single chip.

DINOR	Divided bit-line NOR Mitsubishi-patented Flash architecture used in its Flash memory product line. DINOR offers the high-speed random-access capability of the NOR architecture, without NOR’s over-erase problems or the need to set all bits to zero before erase. It also offers the high-density and single power-supply characteristics of the NAND Flash architecture. Programming occurs at a lower threshold voltage than erase in the DINOR Flash architecture, the opposite of the NOR architecture.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications, including digital cell telephone systems and data compression systems. A device which incorporates Flash memory on which other devices rely for access to a computer

Embedded Flash controller	system. A disk controller, for example, controls access to one or more disk drives, managing physical and logical access to the drive or drives.

EPROM	Erasable Programmable ROM. Nonvolatile memory which can be reprogrammed by removing the device from the system, erasing the data through exposure to ultraviolet light and reprogramming and reinstalling the device in the system.

EEPROM	Electrically Erasable Programmable ROM. Similar to EPROM, except that it can be erased electronically before being reprogrammed.

Ethernet	A type of LAN.

Flash Memory	A type of non-volatile memory, similar to an EEPROM in tint it is erasable and reprogrammable. The difference is that it can be erased and reprogrammed in the electronic system into which the Flash memory chip has been incorporated.

GPS	Global Positioning Satellite System. A network of satellites that provides precise location determination to receivers.

GSM	Global System for Mobile Communications. A standard for digital mobile telephone networks.

GUI	Graphics User Interface. An interface which allows operation of a computer by manipulating graphical icons and windows (usually by pointing and clicking a mouse) rather than using text commands.

HDD	Hard Disk Drive. An electro-mechanical device that records data onto spinning rigid magnetic disks in discrete data blocks each of which can be randomly accessed. The primary mass storage device of a computer.

Integrated Circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are just very complicated integrated circuits with thousands of transistors.

LAN	Local Area Network. A short distance network designed to connect computers within a localized environment to enable the sharing of databases and other communications.

LCD	Liquid Crystal Display. A type of display that uses a liquid compound with a polar molecular structure, sandwiched between two transparent electrodes. When an electric field is applied, the molecules align with the light passing through it. A polarized filter laminated over the electrodes can selectively “turn on” a cell or a pixel, containing the liquid crystal material, turning it dark.

Logic Product	A product that contains digital integrated circuits that process, rather than store, information.

Mask	A piece of glass on which an integrated circuit’s circuitry design is laid out. Integrated circuits may require up to 20 different layers of design each with its own Mask. In the integrated circuit production process a light shines through the Mask leaving an image of the design on the wafer.

Mb	Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

MHz	Megahertz. One million cycles per second. Typically measures the clock speed of microprocessors.

Micron	1/25,000 of an inch. Circuitry on an integrated circuit typically follows lines that are less than one micron wide.

Motherboard	The main piece of circuitry inside a personal computer.

MP3	Motion Picture Experts Group-I, Audio Layer 3. A digital data compression and storage technology for music.

NAND circuit	Not AND. A logic circuit whose output signal is a logical 1 if any of its input signals is a logical 0 and the output signal of which is a logical 0 if all of its input signals are logical 1s.

Nonvolatile memory	Memory products which retain their data content without the need for constant power supply.

NOR circuit	Not OR. A logic circuit in which an output signal appears only when a signal is absent from all of its input gates.

OR circuit	A logic circuit in which the output signal is a logical 1 if any one or more of its input signals is a logical 1.

PAC	Paired Array Contact.

PCMCIA cards	Personal computer cards, standardized by Personal Computer Memory Card International of San Jose, California or credit card sized, removable modules for portable computers.

PDA	Personal Digital Assistant. A hand-held multifunctional minicomputer used for, among other things, word processing, name card retention and appointment calendars.

PHS	Personal Hand Set. A lower capability but less expensive mobile telephone communications system currently achieving substantial consumer acceptance in Japan.

PROM	Programmable Read-Only Memory. Similar to ROM in that once programmed it can be “read only” and not changed. Programmable ROM enables customers to program the integrated circuits themselves, rather than it being programmed when it is manufactured. The programming is possible because of a series of fuses in the circuitry that can be selectively blown to create a unique type of data.

RAM	Random Access Memory. A type of volatile memory, forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. (Metals always conduct and insulators never conduct, but semiconductors sometimes conduct.) Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SMIF Box System	Standard Mechanical Interface Box System. A system which links process microenvironments so that a wafer is never exposed to room air. With a SMIF Box System, traditional environmental conditions are replaced with a microenvironment that can be pressurized with air or nitrogen to keep out room air.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

STB	Set top box. A device to differentiate signals from television and multimedia service providers.

SXGA	Super Extended Graphics Array. An enhanced set of Video Graphics Array standards that is capable of displaying an image ranging from 768 x 1024 pixels to 1024 x 1280 pixels.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits and semiconductors.

VCD	Video Compact Disk.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

Signatures

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MACRONIX INTERNATIONAL CO., LTD.
(Registrant)

Date:	June 30,2005	By:	/s/Miin Wu

Name: Miin Wu
Title: President

EXHIBIT INDEX

Exhibit
Number	Description
2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation)*.

8.1	List of subsidiaries of the Company*.

12.1	Certifications of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certifications of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certifications of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(1).

14.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee(2).

14.3	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(3).

14.4	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(4).

14.5	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(5).

14.6	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II and Fab III Site (6).

14.7	Indenture, dated as of February 7, 2002, by and between the Company and The Bank of New York, as trustee(7).

14.8	Summary of terms and conditions of domestic convertible bonds issued December 12, 2002 (English summary)(8).

14.9	Deposit Agreement, dated as of April 5, 2004, among the Company, Citibank, N.A., as depositary, and Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt(8).

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(2)	Incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(3)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(4)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Form 20-F filed with the Commission on July 1, 2002.

(8)	Incorporated by reference to Exhibit 10.10 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(9)	Incorporated by reference to Exhibit 14.9 to the Company’s Form 20-F filed with the Commission on June 29, 2004.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Macronix International Co., Ltd. and its Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.

     We have audited the accompanying consolidated balance sheets of Macronix International Co., Ltd. as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macronix International Co., Ltd. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 22 to the consolidated financial statements).

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan, R.O.C.
May 11, 2005

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004
(Amounts in thousands except share and per share data)

		December 31,
ASSETS	Notes	2003	2004
		NT$	NT$	US$
Current assets
Cash and cash equivalents	3	10,648,514	10,115,688	318,705
Restricted investments-current	11	1,829,534	2,429,606	76,547
Short-term investments	4	849,436	918,040	28,924
Notes and accounts receivable (net)	5	2,769,652	2,553,510	80,451
Receivables from related parties	17	58,264	132,286	4,168
Inventories (net)	6	4,094,890	4,826,241	152,055
Deferred income taxes (net)	16	104,812	18,951	597
Prepaid expenses		420,381	496,326	15,637
Others		226,498	215,622	6,793

Total current assets		21,001,981	21,706,270	683,877

Property, plant and equipment	10,18
Land		1,337,942	1,288,720	40,602
Buildings		23,554,857	23,666,553	745,638
Production equipment		45,315,031	46,438,058	1,463,077
Research and development equipment		1,901,837	1,187,554	37,415
Office furniture and equipment		968,713	900,149	28,360
Leased equipment		1,750,658	1,754,540	55,279
Construction in progress and prepaid equipment		423,336	2,130,130	67,112

Total property, plant and equipment		75,252,374	77,365,704	2,437,483
Less: Accumulated depreciation		(42,652,848)	(49,372,239)	(1,555,521)

Net property, plant and equipment		32,599,526	27,993,465	881,962
Deferred income taxes (net)	16	1,793,402	1,877,349	59,148
Intangible assets (net)		931,506	928,015	29,238
Long-term equity investments	7	3,056,722	1,620,465	51,054
Restricted investments-non-current	10	254,775	—	—
Refundable deposits		26,408	87,620	2,761
Other assets		254,377	182,492	5,750

Total assets		59,918,697	54,395,676	1,713,790

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2003 and 2004
(Amounts in thousands except share and per share data)

		December 31,
LIABILITIES & SHAREHOLDERS’ EQUITY	Notes	2003	2004
		NT$	NT$	US$
Current liabilities
Short-term debts	8	2,748,446	2,896,854	91,268
Short-term notes	9	—	99,924	3,148
Current portion of capital lease obligations	10	633,444	303,446	9,560
Current portion of long-term debts	11	10,530,297	2,196,469	69,202
Notes and accounts payable		1,955,297	1,685,279	53,096
Payables to related parties	17	103,570	42,776	1,348
Payables to equipment suppliers		541,755	327,314	10,312
Accrued expenses		1,930,116	1,630,357	51,366
Income taxes payable	16	220,926	197,218	6,214
Others		53,053	69,523	2,191

Total current liabilities		18,716,904	9,449,160	297,705

Long-term liabilities
Capital lease obligations, less current portion	10	325,073	—	—
Long-term debts, less current portion	11	11,328,780	10,313,038	324,922
Accrued pension cost	12	191,763	278,656	8,779
Other liabilities		143	349	11
Minority interest		108,500	9,800	309

Total liabilities		30,671,163	20,051,003	631,726

Commitments and contingencies	18
Shareholders’ equity	13
Common shares NT$10 par value, authorized 6,550,000,000 shares as of December 31, 2003 and 2004, and issued 4,402,758,305 and 5,035,296,328 shares as of December 31, 2003 and 2004, respectively.		44,027,583	50,352,963	1,586,420
Common stock to be registered		274,936	—	—
Additional paid-in capital		—	315,704	9,947
Capital reserve		7,931	39,945	1,259
Legal reserve		—	—	—
Special reserve		—	—	—
Accumulated deficits		(14,062,333)	(13,886,018)	(437,493)
Unrealized losses on long-term investments		(1,859)	(1,351,527)	(42,581)
Cumulative translation adjustments		189,712	62,042	1,955
Treasury stock	15	(1,188,436)	(1,188,436)	(37,443)

Total shareholders’ equity		29,247,534	34,344,673	1,082,064

Total liabilities and shareholders’ equity		59,918,697	54,395,676	1,713,790

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2002, 2003 and 2004
(Amounts in thousands except share and per share data)

		For the year ended December 31,
	Notes	2002		2003		2004
		NT$		NT$		NT$		US$
Sales revenue			16,647,525		18,058,229		23,499,507		740,375
Less: Sales returns			(42,650)		(313,544)		(30,453)		(959)
Sales discounts			(112,411)		(32,498)		(89,331)		(2,814)

Net sales revenue			16,492,464		17,712,187		23,379,723		736,602
Cost of goods sold			(17,104,860)		(20,656,731)		(18,990,296)		(598,308)

Gross profit (loss)			(612,396)		(2,944,544)		4,389,427		138,294
Less:Unrealized profit			(2,895)		2,895		(1,451)		(46)

Realized gross profit (loss)			(615,291)		(2,941,649)		4,387,976		138,248

Operating expenses
Selling expenses			(567,660)		(560,660)		(729,246)		(22,976)
Administrative expenses			(1,838,025)		(1,443,449)		(1,430,617)		(45,073)
Research and development expenses			(3,805,742)		(2,738,231)		(2,576,801)		(81,185)

Total operating expenses			(6,211,427)		(4,742,340)		(4,736,664)		(149,234)

Operating income (loss)			(6,826,718)		(7,683,989)		(348,688)		(10,986)

Non-operating income
Research and development subsidies			2,286		5,125		18,125		571
Interest income			216,937		103,847		101,646		3,202
Foreign exchange gain			—		375,087		—		—
Gain on disposal of property, plant and equipment			252		308		3,408		107
Gain on disposal of long-term investments			27,791		63,565		374,806		11,809
Net gain on short-term investments			—		43,591		10,209		322
Reversal of inventory and spare parts loss provision			—		1,185,227		918,545		28,940
Others			218,622		99,834		192,309		6,059

Total other income			465,888		1,876,584		1,619,048		51,010

Non-operating expenses
Interest expense			(1,237,902)		(1,077,898)		(684,105)		(21,553)
Foreign exchange losses			(321,266)		—		(154,023)		(4,853)
Inventory and spare parts loss provision			(2,929,284)		—		—		—
Loss on disposal of property, plant and equipment			—		—		—		—
Net loss from equity investment			(141,077)		(87,219)		(99,073)		(3,121)
Net investment loss			(273,865)		(737,382)		(56,218)		(1,771)
Loss on allowance for prepaid expenses			—		(334,971)		—		—
Others			(72,897)		(132,162)		(29,801)		(939)

Total other expenses			(4,976,291)		(2,369,632)		(1,023,220)		(32,237)

Income (loss) before taxes and minority interest			(11,337,121)		(8,177,037)		247,140		7,787
Income tax expense	16		(19,898)		(21,027)		(34,781)		(1,096)

Income (loss) before minority interest			(11,357,019)		(8,198,064)		212,359		6,691
Minority interest loss			356		319		5,333		168

Net income (loss)			(11,356,663)		(8,197,745)		217,692		6,859

Earnings Per Common Share:	2
Net income (loss) per common share — basic		NT$	(3.10)	NT$	(2.13)	NT$	0.05	US$	0.00

Net income (loss) per common share — diluted		NT$	(3.10)	NT$	(2.13)	NT$	0.04	US$	0.00

Pro-forma data: assuming that the Company’s shares	2
owned by subsidiaries were not treated as treasury stock
Net income (loss)			(11,426,697)		(8,222,374)		221,787		6,988

Net income (loss) per common share — basic		NT$	(3.11)	NT$	(2.13)	NT$	0.05	US$	0.00

Net income (loss) per common share — diluted		NT$	(3.11)	NT$	(2.13)	NT$	0.05	US$	0.00

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002, 2003 and 2004
(Amounts in thousands except share and per share data)

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Cash flows from operating activities:
Net income (loss)	(11,356,663)	(8,197,745)	217,692	6,859
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Depreciation	8,107,296	8,614,734	7,092,077	223,443
Amortization	634,805	672,277	470,083	14,810
Depreciation and market-value decline on idle assets	—	91,530	—	—
Loss on allowance for prepaid expenses	—	334,971	—	—
Deferred income taxes	9,058	48,143	1,914	60
Gain on disposal of long-term investments	(27,791)	(63,565)	(374,806)	(11,809)
Net loss (net gain) on short-term investments	4,631	(43,591)	(10,209)	(322)
Change in valuation allowance of accounts receivable and other receivable	14,918	(33,059)	(238)	(7)
Inventory and spare parts provision (reversal)	2,929,284	(1,185,227)	(918,545)	(28,940)
Net loss from equity investment	141,077	87,219	99,073	3,121
Write off on long term investments	—	—	50,344	1,586
Net gain (loss) on disposal of property, plant and equipment	(252)	(308)	(3,408)	(107)
Net changes in operating assets and liabilities
Notes and accounts receivable	(328,028)	(56,457)	151,459	4,772
Receivable from related parties	(77,858)	(12,137)	(27,016)	(851)
Inventories	(767,482)	2,268,453	191,223	6,025
Other current assets	156,736	135,347	12,000	378
Prepaid expenses	(44,670)	92,071	(81,366)	(2,564)
Notes and accounts payable	290,357	569,471	(270,018)	(8,507)
Payables to related parties	23,632	(53,239)	(60,794)	(1,915)
Accrued expenses	3,775	(416,501)	(299,759)	(9,444)
Income taxes payable	(99,519)	(83,518)	(23,708)	(747)
Other current liabilities	338,086	(381,938)	20,470	645
Other liabilities	—	—	—	—
Accrued pension cost	80,661	86,569	86,893	2,738
Interest payable of debentures	184,993	(989,775)	(336,725)	(10,609)

Net cash provided by operating activities	217,046	1,483,725	5,986,636	188,615

Cash flows from investing activities:
Decrease (increase) in restricted investments	(1,856,396)	1,527,888	(345,297)	(10,879)
Payments for purchase of marketable securities	(7,691,078)	(10,077,010)	(21,961,161)	(691,908)
Proceeds from disposal of marketable securities	7,661,859	10,455,091	21,911,781	690,352
Payments for purchase of other financial assets	—	(173,730)	(101,280)	(3,191)
Proceeds from disposal of other financial assets	—	173,730	101,280	3,191
Additions to long-term equity investments	(762,940)	(542,451)	(278,694)	(8,781)
Proceeds from disposals of long-term equity investments	—	124,113	463,051	14,589
Payments for purchase of property, plant and equipment	(8,433,728)	(2,616,208)	(2,768,934)	(87,238)
Proceeds from disposals of property, plant and equipment	6,023	6,979	3,680	116
Refundable deposits	(254,480)	893,434	(161,182)	(5,078)
Other assets	224,815	39,678	40,575	1,278
Additions to intangible assets	(436,686)	(235,463)	(532,968)	(16,792)
Proceeds from disposals of intangible assets	—	454	—	—

Net cash used in investing activities	(11,542,611)	(423,495)	(3,629,149)	(114,341)

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
For the years ended December 31, 2002, 2003 and 2004
(Amounts in thousands except share and per share data)

	For the years ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Cash flows from financing activities:
Net increase in short-term debts	1,425,201	624,815	276,663	8,717
Net increase in short-term notes	—	—	99,924	3,148
(Additions) deductions to other liabilities — refundable deposits	60	(5)	206	7
Proceeds from long-term debts	12,080,534	5,835,305	1,950,000	61,437
Repayments of long-term debts and capital lease obligations	(6,287,456)	(8,201,614)	(10,773,284)	(339,422)
Distribution of directors’ and supervisors’ remuneration	—	—	—	—
Common stock repurchased	(1,046,071)	—	—	—
Common stock issued	—	3,822,504	5,565,704	175,353
Minority interest	788	117,712	(69,867)	(2,201)

Net cash provided by (used in) financing activities	6,173,056	2,198,717	(2,950,654)	(92,961)

Effect of exchange rate changes on cash and cash equivalents	(14,084)	(4,794)	60,341	1,901

	(5,166,593)	3,254,153	(532,826)	(16,786)
Cash and cash equivalents at the beginning of the period	12,560,954	7,394,361	10,648,514	335,491

Cash and cash equivalents at the end of the period	7,394,361	10,648,514	10,115,688	318,705

Supplemental disclosures of cash flow information:
Interest paid during the period	1,176,317	998,922	735,529	23,174

Income tax paid during the period	152,985	35,064	65,261	2,056

Non-cash activities:
Current portion of long-term debts and capital lease obligations transferred to current liabilities	9,347,417	11,163,741	2,499,915	78,762

Payments for purchases of property, plant and equipment:
Payable to equipment suppliers (beginning balance)	1,010,363	1,551,915	541,755	17,068
Add: Purchases of property, plant and equipment	8,975,280	1,606,048	2,554,493	80,482
Less: Payable to equipment suppliers (ending balance)	(1,551,915)	(541,755)	(327,314)	(10,312)

Payments for purchases of property, plant and equipment	8,433,728	2,616,208	2,768,934	87,238

Convertible bonds converted to common stock and accumulated deficit	—	2,453,866	759,067	23,915

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2003 and 2004
(Amounts in thousands except share and per share data)

			Additional					Unrealized losses
	Common	Common stock	paid-in	Capital	Legal	Special	Retained earnings	on long-term	Translation	Treasury
	shares	to be registered	capital	reserve	reserve	reserve	(accumulated deficit)	investments	adjustments	stock	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Balance as of December 31, 2001	33,593,426	—	5,949,964	16,360	1,707,053	1,425	2,249,996	(647,618)	273,019	—	43,143,625

Appropriation and distribution of 2001 retained earnings:
Special reserve	—	—	—	—	—	377,232	(377,232)	—	—	—	—
Capital reserve	—	—	—	(16,360)	1,636	—	14,724	—	—	—	—
Legal reserve	—	—	—	—	—	—	—	—	—	—	—
Additional paid-in capital transferred to common stock (3,319,342,620 shares)	3,319,343	—	(3,319,343)	—	—	—	—	—	—	—	—
Adjustments of capital reserve from equity investees	—	—	—	356	—	—	—	—	—	—	356
Unrealized losses on long-term investments	—	—	—	—	—	—	—	(331,463)	—	—	(331,463)
Net loss, 2002	—	—	—	—	—	—	(11,356,663)	—	—	—	(11,356,663)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(53,125)	—	(53,125)
Common stock repurchased	—	—	—	—	—	—	—	—	—	(1,046,071)	(1,046,071)
Treasury stock owned by subsidiaries	—	—	—	—	—	—	—	—	—	(142,365)	(142,365)

Balance as of December 31, 2002	36,912,769	—	2,630,621	356	1,708,689	378,657	(9,469,175)	(979,081)	219,894	(1,188,436)	30,214,294

Additional paid-in capital used to cover accumulated deficits	—	—	(2,630,621)	—	—	—	2,630,621	—	—	—	—
Legal reserve used to cover accumulated deficits	—	—	—	—	(1,708,689)	—	1,708,689	—	—	—	—
Special reserve used to cover accumulated deficits	—	—	—	—	—	(378,657)	378,657	—	—	—	—
Stock issuance for cash	4,750,000	—	—	—	—	—	(927,496)	—	—	—	3,822,504
Conversion of convertible debentures	2,364,814	274,936	—	—	—	—	(185,884)	—	—	—	2,453,866
Adjustments of capital reserve from equity investees	—	—	—	7,575	—	—	—	—	—	—	7,575
Unrealized gains on long-term investments	—	—	—	—	—	—	—	977,222	—	—	977,222
Net loss, 2003	—	—	—	—	—	—	(8,197,745)	—	—	—	(8,197,745)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	(30,182)	—	(30,182)

Balance as of December 31, 2003	44,027,583	274,936	—	7,931	—	—	(14,062,333)	(1,859)	189,712	(1,188,436)	29,247,534

Issuance of common shares for Global Depositary Shares	5,250,000		315,704								5,565,704
Conversion of convertible debentures	1,075,380	(274,936)					(41,377)				759,067
Adjustments of capital reserve from equity investees				32,014							32,014
Unrealized losses on long-term investments								(1,349,668)			(1,349,668)
Net income, 2004							217,692				217,692
Cumulative translation adjustments									(127,670)		(127,670)

Balance as of December 31, 2004	50,352,963	—	315,704	39,945	—	—	(13,886,018)	(1,351,527)	62,042	(1,188,436)	34,344,673

Balance as of December 31, 2004 (US$)	1,586,420	—	9,947	1,259	—	—	(437,493)	(42,581)	1,955	(37,443)	1,082,064

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share, per share, and percentage data)

1.	Organization and Business

The Company

Macronix International Co., Ltd. was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. Macronix International Co., Ltd. operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips.

Consolidation

The accompanying consolidated financial statements include all domestic and foreign subsidiaries that are more than 50% owned and controlled. The over-50%-percentage owned subsidiaries of Macronix International Co., Ltd. include Macronix America, Inc. (“MXA”), Macronix (B.V.I.) Co., Ltd., Hui Ying Investment, Ltd., Kang Bao Investment, Ltd., Run Hong Investment, Ltd., MaxNova Inc., and Macronix (Hong Kong) Co., Ltd. In addition, the five wholly-owned subsidiaries of Macronix (B.V.I.) Co., Ltd including Wedgewood International Ltd., New Trend Technology Inc., Macronix Europe N.V., Macronix Japan (Cayman Islands) and Macronix Pte. Ltd. and Hui Ying Investment, Ltd.’s 69.8% owned subsidiary, Joyteck Co., Ltd. which was 18.18% owned by Macronix International Co., Ltd., are also included in the consolidated financial statements of Macronix International Co., Ltd.

As Macronix International Co., Ltd. didn’t own over 50% of Magic Pixel Inc.’s shares in year 2004, Magic Pixel Inc. wasn’t included in the consolidated financial statements for the year ended December 31, 2004. Prior years comparative consolidated financial statements were not retroactively restated due to immaterial effect to the Company.

Macronix International Co., Ltd. and their direct and indirect subsidiaries are hereinafter collectively referred to as the “Company” or “Macronix.” All significant inter-company balances and transactions have been eliminated in connection with the preparation of the consolidated financial statements of the Company.

2.	Summary of Significant Accounting Policies

Generally Accepted Accounting Principles The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“R.O.C. GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with R.O.C. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities with three months or less are considered to be cash equivalents.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Foreign Currency Translation

The Company’s Taiwan entities maintain their accounting records in New Taiwan dollars (“N.T. dollars” or “NT$”), the national currency of the R.O.C. Transactions denominated in foreign currencies are recorded in N.T. dollars using the exchange rates in effect at the date of the transactions. Assets and liabilities denominated in foreign currencies are translated into N.T. dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in the statements of operations.

The assets and liabilities of the foreign subsidiaries are translated into N.T. dollars, with the local currency of each foreign subsidiary as its functional currency, at exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the relevant period. Translation gains and losses are included as a component of shareholders’ equity.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

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

The Company has entered into other derivative financial instruments for hedging purposes. Other derivative financial instruments are accounted for as described in note 21.

Information Expressed in U.S. Dollars

The financial statements are stated in N.T. dollars, the national currency of the R.O.C. Translation of N.T. dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers and has been made at the rate of NT$31.74 to US$1 (on the basis of the noon buying rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004). No representation is made that the N.T. dollar amounts could have been, or could be, converted into U.S. dollars at that or any other rate.

Short-Term Investments Short-term investments are carried at the lower of cost or market value at the balance sheet date using the weighted average cost method.

Inventories

Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method is applied to each major category of inventory. A slow-moving reserve is provided based upon inventory aging.

Long-Term Investments

Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Adjustments to capital

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

reserve are required when holding percentage changes due to un-proportional subscription to investees’ new shares issued. If capital reserve is insufficient, retained earning is adjusted. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in accordance with the Company’s ownership percentage, while those from transactions with majority-owned or substantively controlled subsidiaries are eliminated entirely. Unrealized intercompany gains and losses arising from upstream with investees accounted for under the equity method are eliminated in accordance with the Company’s ownership percentage.

When a long-term investment is disposed of, the difference between the selling price and book value of such investments is treated as a disposal gain or loss. In addition, the related additional paid-in capital is proportionally adjusted and recognized as a gain or loss.

Under equity method, the Company recognized its investee’s losses only to the extent the Company’s long-term investment on that investee reaches zero. However, if the Company intends to provide further financial support for the investee company, then the Company shall continue to recognize investment losses in proportion to the stock ownership percentage. Such credit long-term investment balance shall first offset the advance (if any) the Company made to the investee company, the remaining shall be recorded under other liabilities.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the Company’s collectibility and aging analysis of notes and accounts receivable and other receivables.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	5 to 20	years

Production equipment	1 to 5	years

Research and development equipment	1 to 5	years

Office furniture and fixtures	1 to 18	years

Leased equipment	—	(note)

Note: lesser of 5 years or life of lease.

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

Equipment held for non-operating purposes is transferred to the account of idle assets based on the lower of net realizable value or book value. Depreciation derived from idle assets is recorded under non-operating expenses.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Intangible Assets

Intangible assets are originally recorded at cost and are amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of convertible bonds are amortized over the related contracts’ lives and life of the bonds, respectively. Computer software is amortized over one to three years, while other intangible assets are amortized over one to five years. Accumulated amortization of intangible assets amounted to NT$2,288,639, NT$2,960,916, NT$3,428,971 (US$108,033) as of December 31, 2002, 2003, and 2004, respectively.

Employee Retirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the R.O.C., the Company makes a monthly contribution equal to 2% of its wages and salaries paid. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in this committee’s name. Accordingly, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, R.O.C. Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligation be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31, 1995, the minimum pension liability was recorded for the excess of accumulated pension obligation over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized on a straight-line basis over the employees’ average remaining service period of about twenty-five years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realization of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C.. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that the Company’s earnings shall be retained.

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

Revenue Recognition

Revenue is recognized in accordance with R.O.C. Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.” The statement requires that Revenues being recognized upon shipment or as services are rendered when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The weighted average numbers of outstanding common shares for the calculation of basic earnings per share are computed as follows:

	For the year ended December 31,
	2002	2003	2004
Numbers of common shares outstanding as of January 1	3,359,342,613	3,691,276,875	4,430,251,943
Weighted-average number of repurchased stock	(26,205,248)	(40,000,000)	(40,000,000)
Stock dividends on July 13, 2002	333,313,737	—

Issuance of 475,000,000 common shares for cash on November 11, 2003	—	66,369,863
Bonds converted to common shares for the year ended December 31, 2003	—	134,088,222
Add: retroactive adjustment for bonus element included in the rights offering on November 3, 2003 (0.1688%)	6,188,969	6,388,732
Issuance of 525,000,000 common shares for Global Depositary Shares on April 5, 2004	—	—	388,729,508
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	—	—	61,669,886

Subtotal	3,672,640,071	3,858,123,692	4,840,651,337
Less: treasury stock owned by subsidiaries	(6,023,152)	(6,023,152)	(6,023,152)
Retroactive adjustment of treasury stock owned by the subsidiary for bonus element included in the rights offering on November 11, 2003	(10,167)	(10,167)	—

Weighted-average number of shares	3,666,606,752	3,852,090,373	4,834,628,185

Potential common shares:
Dilutive effect of employee stock options	—	—	32,379,507

Dilutive weighted average number of shares	3,666,606,752	3,852,090,373	4,867,007,692

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Basic and diluted earnings per share (the “EPS”) are calculated as follows:

	For the year ended December 31,
	2002	2003	2004
Basic EPS:

Net income (loss) available to common share holders	(11,356,663)	(8,197,745)	217,692

Weighted average common shares outstanding	3,666,606,752	3,852,090,373	4,834,628,185

Basic EPS	(3.10)	(2.13)	0.05

Diluted EPS:
Net income (loss) available to common share holders	(11,356,663)	(8,197,745)	217,692
Income impact of assumed exercise of stock options	—	—	—

Net income (loss) available to common shares plus assumed conversions	(11,356,663)	(8,197,745)	217,692

Weighted average common shares outstanding	3,666,606,752	3,852,090,373	4,834,628,185
Weighted average assumed exercise of stock options	—	—	32,379,507

Adjusted weighted average shares	3,666,606,752	3,852,090,373	4,867,007,692

Diluted EPS	(3.10)	(2.13)	0.04

The diluted earnings per share calculation excludes the statement of operations impact of NT$413,809, NT$240,708 and NT$88,181 (US$2,778) related to the assumed conversion of convertible bonds into 374,454,410 weighted average shares, 659,968,955 weighted average shares and 61,094,172 weighted average shares for years 2002, 2003 and 2004 respectively. In addition, 1,996,820 weighted average shares assumed exercise of stock options for year 2003 were also excluded in the diluted earnings per share calculation. The impact of the assumed conversion and exercise of stock options has been excluded for year 2003 due to the anti-dilutive effect.

Pro-forma data:

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock for the years 2003 and 2004, the net income (loss) and earning (loss) per share would be as follows:

	For the year ended December 31,
	2003	2004
	NT$	NT$	US$
Net income (loss)	(8,197,745)	217,692	6,859
Unrealized short-term investment income (loss)	(24,629)	4,095	129

Net income (loss) (pro-forma)	(8,222,374)	221,787	6,988

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	Amount (numerator)		Shares	Net loss per share
EPS (pro-forma)	Before tax	After tax	(denominator)	Before tax	After tax
For the year ended December 31, 2003:
Basic EPS
Net loss (Note)	$(8,222,374)	$(8,222,374)	3,858,123,692	$(2.13)	$(2.13)

For the year ended December 31, 2004:
Basic EPS
Net income	$221,787	$221,787	4,840,651,337	$0.05	$0.05

Diluted effect:
Employee stock options	—	—	32,379,507

Net income	$221,787	$221,787	4,873,030,844	$0.05	$0.05

(Note) Diluted EPS equaled to basic EPS as the potential common shares would have anti-diluted effect on the Company’s net loss for the year ended December 31, 2003.

Treasury Stock

In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock”, treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock, which is presented as a contra-equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, effective from January 1, 2002, the Company’s shares owned by its subsidiaries are treated as treasury stock. Retroactive adjustments were not required.

Compensating Employees’ Stock Option Plan

Effective from January 1, 2004, the Company adopted intrinsic value method for its compensating employees’ stock option plans. Under the method, the excess of the market price over exercise price at the plan date is adjusted under shareholders’ equity and expensed over grantee’s service periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.

Reason and Effect of a Change in Accounting Policies

Effective from January 1, 2004, the Company adopted accounting treatment for employees’ stock option plans required by Taiwan Securities and Future Commission. Such adoption does not impact the Company’s net income and shareholders’ equity for the year ended December 31, 2004. Please refer to note 14 for information of pro forma net income and earning per share.

3.	Cash and Cash Equivalents

	As of December 31,
	2003	2004
	NT$	NT$	US$
Petty cash	7,726	600	19

Checking and savings accounts	2,374,912	1,948,043	61,375

Time deposits	6,803,685	112,139	3,533

Cash equivalents	1,462,191	8,054,906	253,778

Total	10,648,514	10,115,688	318,705

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

4. Short-Term Investments

	As of December 31,
	2003	2004
	NT$	NT$	US$
Mutual funds	871,095	901,871	28,414
Equity securities	—	16,169	510

Total	871,095	918,040	28,924
Less: Allowance for market value decline	(21,659)	—	—

Net	849,436	918,040	28,924

5. Notes and Accounts Receivable (Net)

	As of December 31,
	2003	2004
	NT$	NT$	US$
Notes receivable	161,098	100,008	3,152
Accounts receivable	2,723,361	2,615,335	82,398

Total	2,884,459	2,715,343	85,550
Less: Allowance for doubtful accounts	(114,807)	(161,833)	(5,099)

Net	2,769,652	2,553,510	80,451

6. Inventories (Net)

	As of December 31,
	2003	2004
	NT$	NT$	US$
Merchandise	291,992	232,339	7,320
Finished goods	2,043,723	2,389,000	75,268
Work in process	5,815,498	5,217,347	164,378
Raw materials	180,287	150,159	4,730
Supplies	112,721	79,287	2,498
Others	30,688	324	10

Total	8,474,909	8,068,456	254,204
Less: Allowance for market value decline and obsolescence	(4,380,019)	(3,242,215)	(102,149)

Net	4,094,890	4,826,241	152,055

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The insurance coverage for inventories amounted to NT$5,135,785 and NT$ 6,032,985 (US$190,075) as of December 31, 2003 and 2004, respectively.

7.	Long-Term Equity Investments

	As of December 31, 2003
			Percent
	Shares	NT$	owned
Accounted for under cost method:

Chantek Electronic Co., Ltd. **	2,395,209	—	4.35%
United Industrial Gases Co., Ltd.	5,274,212	58,500	3.31%
Quality Test System Inc.	4,538,333	—	14.64%
Chien Cheng Venture Capital Co., Ltd.	8,000,000	80,000	15.38%
Honbond Venture Capital Co., Ltd.	12,000,000	120,000	15.00%
Ardentec Corp.	26,637,878	264,004	11.65%
Powertech Co., Ltd.**	7,109,786	76,213	2.72%
Taiwan Mask Corp.**	806	81	— *
Chipbond Technology Corp.**	6,681,450	103,778	4.78%
Pico Netics Inc.	1,000,000	30,573	2.45%
Global Strategic Investment Fund	2,000,000	67,940	2.52%
FueTrek Co., Ltd.	480	42,126	17.65%
Tower Semiconductor Ltd.**	8,144,784	2,030,227	15.75%

Subtotal		2,873,442
Less: Allowance for market value decline		(1,859)

Net		2,871,583

Accounted for under equity method:
Prominent Communications, Inc.	7,300,000	20,961	35.23%
Biomorphic VLSI Inc.	15,910,252	—	46.51%
Raio Electronic Co. Ltd.	2,523,210	14,700	26.28%

Subtotal		35,661

Prepaid Investment:
Tower Semiconductor Ltd.		149,478

Total		3,056,722

*Less than 0.01% **Publicly traded.

	As of December 31, 2004
				Percent
	Shares	NT$	US$	owned
Accounted for under cost method:
United Industrial Gases Co., Ltd.	5,274,212	58,500	1,843	3.24%
Quality Test System Inc.	4,538,333	—	—	14.64%

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	As of December 31, 2004
				Percent
	Shares	NT$	US$	owned
Chien Cheng Venture Capital Co., Ltd.	8,000,000	80,000	2,520	15.38%
Honbond Venture Capital Co., Ltd.	12,000,000	120,000	3,781	15.00%
Ardentec Corp.	30,148,752	309,064	9,737	10.64%
Powertech Co., Ltd.**	3,694,000	34,433	1,085	1.09%
Chipbond Technology Corp.**	4,749,765	56,122	1,768	2.77%
Pico Netics Inc.	1,000,000	—	—	2.35%
Global Strategic Investment Fund	2,000,000	63,420	1,998	2.52%
FueTrek Co., Ltd.	480	39,324	1,239	16.22%
Tower Semiconductor Ltd.**	8,773,395	2,034,691	64,105	13.35%

Subtotal		2,795,554	88,076
Less: Allowance for market value decline		(1,351,527)	(42,581)

Net		1,444,027	45,495

Accounted for under equity method:
Magic Pixel Inc.	9,264,000	95,032	2,994	48.76%
Biomorphic Microsystems Corporation	14,524,521	76,180	2,400	30.08%
Raio Electronic Co. Ltd.	2,523,210	—	—	26.28%
Procomm Inc.	10,132,513	—	—	38.38%
Xinmax Technology Development	—	5,226	165	45.00%

Subtotal		176,438	5,559

Total		1,620,465	51,054

**Publicly traded.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The Company’s investments in Chantek Electronic Co., Ltd., Taiwan Mask Corp., Chipbond Technology Corp., Tower Semiconductor Ltd. and Powertech Co., Ltd. are classified as marketable equity securities and accounted for at the lower of cost or market.

Chantek Electronic Co., Ltd. reduced its paid-in capital by 84.25% on August 21, 2003, which accounted for the decrease of 12,816,537 shares owned by the Company. Such investment was reclassified to short-term investment in 2004 because of the change in the Company’s holding purpose.

Chipbond Technology Inc.’s shares commenced trading on GreTai Securities Market (“GTSM”) in 2002. The Company was required by GTSM to deposit 5,574,000 shares with book value of NT$87,657, as the Company represented on Chipbond’s Board. Under GTSM’s regulation, such deposit shall not be transferred or pledged. For the year ended December 31, 2003, no deposited shares have been withdrawn. For the year ended December 31, 2004, 1,487,000 shares had been withdrawn. As of December 31, 2003 and 2004, 5,574,000 shares and 4,087,000 shares, with book value of NT$87,657 and NT$59,697 remained deposited, respectively.

Powertech Technology Inc. went public on GTSM in 2003. The Company, representing on Powertech’s Board, was required by GTSM to deposit 6,771,225 shares. Under GTSM’s regulation, such deposit shall not be transferred or pledged. For the year ended December 31, 2003, no deposited shares have been withdrawn. For the year ended December 31, 2004, 3,077,225, shares had been withdrawn. As of December 31, 2003 and 2004, 6,771,225 shares and 3,694,000 shares, with book value of NT$72,584 and NT$34,433 remained deposited, respectively.

Promiment Communications Inc. (PCI), its shareholders, and Procomm Inc. agreed on a share exchange agreement on September 1, 2004. Under the agreement, Procomm Inc. issued its own stock to owners of PCI in exchange of PCI’s stock. Accordingly, the Company received 10,132,513 shares of Procomm’s stock for 7,300,000 shares of PCI’s stock. The transaction is considered a reorganization under common control and had no impact on the Company’s financial statements.

Biomorphic VLSI, Inc., its shareholders, and Biomorphic Microsystems Corporation agreed on a share exchange agreement on May 14, 2004. Under the agreement, Biomorphic Microsystems Corporation issued its own stock to owners of Biomorphic VLSI, Inc. in exchange of Biomorphic VLSI, Inc.’s stock. According, the Company received 14,900,531 shares of Biomorphic Microsystems Corporation’s stock for 18,160,252 shares of Biomorphic VLSI, Inc.’s stock. The transaction is considered a reorganization under common control and had no impact on the Company’s financial statements.

Except for those shares compulsorily deposited, no other long-term equity investments were pledged or restricted as of December 31, 2003 and 2004.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

8.	Short-Term Debts

	As of December 31,
	2003	2004
	NT$	NT$	US$
Letter of credit loans within 180 days at variable interest rates	114,649	342,282	10,784
Working capital loans due within 180 days at variable interest rates	2,633,797	2,554,572	80,484

Total	2,748,446	2,896,854	91,268

The weighted average interest rate of the short-term debts was 2.085% and 2.81% as of December 31, 2003 and 2004, respectively.

The short-term debt includes a foreign currency facility of US$60,125 (NT$2,043,649) as of December 31, 2003, and US$68,830(NT$2,182,587) and JPY$42,500 (NT$13,145) as of December 31, 2004.

The Company’s unused short-term lines of credit with terms of 180 days (including unused letters of credit) amounted to NT$6,521,020 and NT$5,424,345(US$170,899) as of December 31, 2003 and 2004, respectively.

9.	Short-Term Notes

			As of December 31, 2004
Item	Interest	Period	NT$	US$
Commercial Papers	1.43463%	2004.10.29~2005.1.21	100,000	3,150
Less : Discount			(76)	(2)

Net			99,924	3,148

There were no short-term notes outstanding as of December 31, 2003.

The Company’s unused short-term lines of credit for short-term notes amounted to NT$400,000 and NT$80,000 (US$2,520) as of December 31, 2003 and 2004, respectively.

There were no assets pledged as collateral for short-term notes.

10.	Capital Lease Obligations

In 2001, the Company entered into a lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation is repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. Upon the expiry of the agreement, the ownership of the equipment must be unconditionally transferred to the

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Company. Accumulated depreciation of assets under capital leases amounted to NT$598,178 and NT$890,653 (US$28,061) as of December 31, 2003 and 2004, respectively.

Future lease obligations resulting from the leases with Nintendo as of December 31, 2004 are as follows:

Year	NT$	US$
2005	306,533	9,657
Less: unrealized interest expense	(3,087)	(97)

Current portion of lease obligations	303,446	9,560

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

11.	Long-Term Debts

	Interest		Balance
	As of December 31,		As of December 31,
	2003	2004	2003	2004
	%	%	NT$	NT$	US$
Secured
Medium term loans from one bank, repayable in 8 semi-annual installments from May 2001 to November 2004 with variable interest rates	3.519	—	25,400	—
Medium term loan from one bank, repayable in full at maturity with variable interest rates	—	1.50	—	800,000	25,205
SB II Debentures, 5-year secured debentures repayable in full at maturity in October 2006 with interest paid annually at a fixed interest rate	3.30	3.30	3,000,000	3,000,000	94,518
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.35	4.45	146,000	102,200	3,220

Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to December 2005 with variable interest rates	1.872~3.940	2.684~4.040	1,418,483	41,070	1,294
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 to September 2009 with variable interest rates	2.548	2.579	5,910,000	7,060,000	222,432
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.35	4.45	843,410	775,024	24,418
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 to April 2006 with variable interest rates	5.155	5.255	188,240	94,120	2,965
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 to December 2006 with variable interest rates	5.025	5.025	300,000	200,000	6,301
Unsecured
ECB IV Debentures, 5-year unsecured convertible debentures puttable in August 2004	0.50	0.50	5,748,539	3,171	100
DCB I Debentures, 5-year unsecured convertible debentures puttable in December 2005	—		766,900	209,200	6,591
ECB V Debentures, 5-year unsecured convertible debentures puttable in February 2004	—		3,057,300	202,944	6,394

			21,404,272	12,487,729	393,438
Add: Reserve for redemption of convertible bonds			454,805	21,778	686
Less: Current portion			(10,530,297)	(2,196,469)	(69,202)

Net			11,328,780	10,313,038	324,922

On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“SB II”), due in October 2006 with a stated interest rate of 3.3%. SB II was guaranteed by 20 banks in total of NT$3,099,000. The interest expense is repayable annually while the bonds will be paid in full at maturity.

The 0.5% 5-year unsecured convertible debentures due February 2007 (“ECB IV”) are convertible at the option of the holder into the Company’s common stock at an initial conversion price of NT$31.32 per share. However, the conversion price is subject to adjustments in the events that certain changes occur to the Company’s capital structure. At December 31, 2004, the split adjusted conversion price was NT$28.2329 per share. The holders of these convertible debentures have the ability to mandatorily redeem the debentures at predetermined amounts. The amount for which the debentures may be redeemed varies depending on the date in which the holder elects to require redemption. The date at which debentures may be redeemed is August 9, 2004. As of December 31, 2004, the Company repurchased and canceled USD$169,124 of the bonds from the market. For the year ended December 31, 2004, the related debt extinguishment gain of NT$63,070 was recorded under non-operating income.

The non-interest bearing 5-year unsecured convertible debentures (“DCB I”) due December 2007 are convertible at the option of the holder into the Company’s common stock at the conversion price. The initial conversion price was NT$11. The conversion price is subject to adjustment when there is an increase in the Company’s common shares (including

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

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

NCP=OCP*[N+(PPS*NIS/CPN)]/[N+NIS]
NCP=Conversion Price After Adjustment
OCP=Conversion Price Before Adjustment
PPS=Price per Share
NIS=Number of Newly Issued Shares
N=Number of Shares Outstanding
CPN=Conversion Price Before Adjustment

In addition to the adjustment stated above, the conversion price is also subject to reset on each dividend ex-right date or June 27 (“the Reference Date”), if no dividend is announce in the year. The reset conversion is determined by the 101% of the lower of the average of the closing price of the Company’s shares for the consecutive 10, 15 or 20 trading days prior to the Reference Date. However, the reset price shall not be lower than 80% of the initial conversion price. On June 27, 2003, the conversion price was reset to NT$8.8. As of December 31, 2004, the conversion price was NT$8.7. As of December 31, 2004, an aggregate principal amount of NT$2,990,800 (US$94,228) of these debentures has been converted. The holders of these convertible debentures have the ability to mandatorily redeem the debentures at predetermined amounts. The amount for which the debentures may be redeemed varies depending on the date in which the holder elects to require redemption. The periods at which debentures may be redeemed are from November 13, 2005 to December 11, 2005 and from November 13, 2006 to December 11, 2006. The earliest date at which the bonds may be redeemed is November 13, 2005. If all of the bonds are redeemed on this date, the Company would be required to pay approximately NT$230,266 (US$7,255).

The non-interest bearing 5-year unsecured convertible debentures (“ECB V”) due February 2008 are convertible at the option of the holder into the Company’s common stock at the initial conversion price of NT$12.06. As of December 31, 2004, the conversion price was NT$11.9584 per share. However, the conversion price is subject to an adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash. The holders of these convertible debentures have the ability to mandatorily redeem the debentures at predetermined amounts. The amount for which the debentures may be redeemed varies depending on the date in which the holder elects to require redemption. The dates at which debentures may be redeemed are February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007. The earliest date at which the bonds may be redeemed is February 10, 2004. As of December 31, 2004, and aggregate principal amount of US$78,100 has been redeemed under the request of bondholders, while US$5,500 of the bonds has been converted.

The above long-term debt outstanding as of December 31, 2004, excluding the convertible debentures, comprised of US dollar denominated debt of US$1,000 (NT$31,710) and NT dollar

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

denominated debt of NT$9,040,704 (US$284,836). Maturity of existing long-term debt for the 5 years succeeding December 31, 2004 are as follows:

Years	NT$	US$
2005	2,196,469	69,202
2006	4,624,186	145,690
2007	2,294,986	72,306
2008	1,480,386	46,641
2009	1,480,386	46,641
After 2009	433,094	13,645

Total	12,509,507	394,125

Certain debt agreements, entered into by the Company with several banks including Chaio Tung Bank, require the Company to issue additional common shares for cash when the Company’s debt to equity ratio is greater than 1.2, or when the Company’s current ratio exceeds 1.0.

The Company’s assets pledged as collateral for security for foreign labor, customs clearance deposits, deposit for technology with government, compensated deposits, secured loans and capital leases as of December 31, 2003 and 2004 are as follows:

	As of December 31,
Accounts	2003	2004
	NT$	NT$	US$
Restricted investments-current	1,829,534	2,429,606	76,547
Restricted investments-non-current	254,775	—	—
Property, plant and equipment	15,882,664	15,644,550	492,897

Total	17,966,973	18,074,156	569,444

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

12.	Retirement Pension Plan

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

The key assumptions underlying the value of the pension assets and obligations are as follows:

	For the year ended December 31,
	2002	2003	2004
Discount rate	4.0%	3.5%	3.5%
Rate of increase in future compensation levels	3.5%	3.0%	3.0%
Expected long-term rate of return on plan assets	4.0%	3.5%	3.5%

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The funded status of the Company’s pension plan as of December 31, 2003 and 2004 is as follows:

	As of December 31,
	2003	2004
	NT$	NT$	US$
Pension obligation
Vested benefit obligation	(205)	—	—
Non-vested benefit obligation	(497,500)	(649,133)	(20,452)

Accumulated benefit obligation	(497,705)	(649,133)	(20,452)
Effect of future payment increases	(372,790)	(428,184)	(13,490)

Projected benefit obligation	(870,495)	(1,077,317)	(33,942)
Plan assets at fair value	636,655	679,505	21,408

Projected benefit obligation in excess of plan assets	(233,840)	(397,812)	(12,534)
Unrecognized net transition obligation	53,697	49,475	1,559
Unrecognized prior service cost	26,806	25,504	804
Unrecognized net loss (gain)	(38,426)	38,396	1,210
Other	—	5,781	182

Accrued pension cost	(191,763)	(278,656)	(8,779)

The components of 2002, 2003 and 2004 net pension costs are as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Service cost	114,324	118,257	119,969	3,780
Interest cost	30,577	26,963	30,326	955
Expected return on plan assets	(25,010)	(24,483)	(22,906)	(722)
Amortization of prior service costs and unrecognized net transition	4,394	4,394	4,394	139

Net pension cost	124,285	125,131	131,783	4,152

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Additional pension disclosures:

	As of December 31,
	2003	2004
	NT$	NT$	US$
Benefit obligation at January 1	764,627	870,495	27,425
Service cost	118,257	119,969	3,780
Interest cost	26,963	30,326	955
Paid to retirees	—	(3,324)	(104)
Increase in unrecognized actuarial (gain) loss	—	—	—
Increase in unrecognized transition cost	1,130	—	—
Increase in unrecognized actuarial (gain) loss	(40,482)	61,643	1,942
Others	—	(1,792)	(56)

Benefit obligation December 31	870,495	1,077,317	33,942

Change in plan assets
Fair value of plan assets at the beginning of the period	589,501	636,062	20,040
Actual return on plan assets	8,592	7,727	243
Contributions	38,562	39,040	1,229
Paid to retirees	—	(3,324)	(104)

Fair value of plan assets at December 31	636,655	679,505	21,408

The Company used a December 31 measurement date for its plan.

The plan assets consist of one category being deposits with the Central Trust of China governed by R.O.C. government.

According to R.O.C. Labor Law, the Company is required to make all contributions to the pension plan to deposits with the Central Trust of China with no exceptions. The Company used the 15-year R.O.C. government bond yield to determine the overall expected long-term rate-of-return-on-assets because the Company expects the deposits’ long-term rate of return to approximate to the ROC government bond yield.

The Company expects to contribute NT$40,211 to its pension plan in 2005.

Future benefit payments expected to be paid from the pension plan are as follows:

Years ended December 31	Expected benefit payments
2005	5,561
2006	11,233
2007	7,961
2008	16,857
2009	20,987
2010-2014	179,395

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

13.	Shareholders’ Equity

Common Shares
As of January 1, 2003, the Company’s authorized and issued common shares amounted to NT$53,500,000 and NT$36,912,769, divided into 5,350,000,000 (including 450,000,000 shares and 1,200,000,000 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and 3,691,276,875 shares at par value of NT$10, respectively.

Up to December 31, 2004, 328,078,360 common shares and 15,941,093 common shares were issued for conversion of unsecured domestic convertible bonds (“CB I”) and unsecured overseas convertible bonds (“ECBV”), respectively.

On November 4, 2003, the Company’s Board of Directors approved a resolution of a rights offering for the issuance of 475,000,000 common shares at NT$8.11 per share for a total consideration of NT$3,852,250 on November 11, 2003. The authorization has been registered.

On June 27, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$10 at par by means of 13,125,000 Global Depositary Shares (“GDS”). Each GDS represents 40 common shares. The GDS offering was listed on Luxembourg Stock Exchange on April 5, 2004 and issued at a premium of NT10.87317 per common share. After April 13, 2004, GDS holders may elect to convert GDS into common shares. Registration has been completed.

As of December 31, 2004, the Company’s authorized and issued common shares amounted to NT$65,500,000 and NT$50,352,963, divided into 6,550,000,000 shares (including 650,000,000 and 864,703,672 shares reserved for future exercise of employee stock options and conversion of convertible bonds, respectively) and 5,035,296,328 shares at par of NT$10, respectively.

As of December 31, 2004, 8,804,000 and 23,432,153 common shares in the forms of 220,100 GDS and 2,343,215 ADS, respectively, were traded on Luxembourg Stock Market and NASDAQ Stock Market, respectively.

The Company issued 331,934,262, 738,975,068 and 605,044,385 commons shares in 2002, 2003 and 2004, respectively.

The Company has four stock option plans (“2001 plan”, “2002 plan”, “2003 plan” and “2004 plan”) that provide for the granting of options to qualified employees for the purchase of the Company’s common shares at the market price of the grant date. Stock options expire six years from their grant date and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares, 170,000,000 shares, 200,000,000 shares and 200,000,000 shares under 2001 plan, 2002 plan, 2003 plan and 2004 plan, respectively.

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

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

Capital reserve
According to the ROC Company Law, the capital reserve can only be used for offseting accumulated deficits or distribution of stock dividends. The Company cannot use the capital reserve to offset accumulated deficits unless the legal reserve is insufficient for offsetting such deficits.

On May 31, 2002, the Company’s shareholders approved a resolution at the annual meeting to transfer the capital reserve of NT$16,360 resulting from disposal of property, plant and equipment back to retained earnings.

On June 27, 2003, the Company’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$2,630,621 to offset its accumulated deficits.

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

Information related to the distributions of the remuneration for directors and supervisors and employees’ bonuses is as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

a. No distribution in 2003 due to the Company’s accumulated deficits;

b. Information related to employees’ bonuses and remuneration for directors’ and supervisors’ services, approved by the Board of Directors’ and the Shareholders’ Annual General Meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

The discounts of NT$185,884 and NT$41,377 for shares issued for the conversion of CB I for the year ended December 31, 2003 and 2004, respectively, as well as the discounts of NT$927,496 for new shares offering in November 2003 were charged against retained earnings.

14.	Employee Stock Option Plans

The Company has four employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan” and “2004 plan”) that grant options to qualified employees for purchase of the Company’s common shares at pre-determined prices on grant dates. Such options are exercisable after two years and will be expired after six years from the grant date. The Company was authorized to grant options for up to 80,000,000 shares, 170,000,000 shares, 200,000,000 shares and 200,000,000 shares under the 2001 plan, 2002 plan, 2003 plan and 2004 plan, respectively. As of December 31, 2004, none of the employee’s stock options has been exercised.

The Company will issue additional common shares for the exercised stock options under the 2001 plan, 2002 plan, 2003 plan and 2004 plan. Unless granted stock options were revoked for illegal acts or violation of the Company’s Code of Conducts, the options are exercisable for up to 50%, 75% and 100% after two years, three years, and four years from the grant date, respectively. Information with respect to each stock option plan is as follows (YY/MM/DD):

a. 2001 plan

			Outstanding	Earliest		Exercise	2004 Market
	Total Units	Shares	Units	Exercisable	Expiration	Price	Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.01.16	71,768,500	71,768,500	—	2004.01.16	2008.01.15	20.10	16.80	6.50
2002.05.06	560,000	560,000	—	2004.05.06	2008.05.05	19.80	16.80	6.50
2002.10.01	1,507,000	1,507,000	132,000	2004.10.01	2008.09.30	11.10	16.80	6.50
2002.12.16	6,164,500	6,164,500	331,000	2004.12.16	2008.12.15	11.30	16.80	6.50
Total	80,000,000	80,000,000	463,000	Total options authorized : 80, 000,000

b. 2002 plan

			Outstanding	Earliest		Exercise
	Total Units	Shares	Units	Exercisable	Expiration	Price	2004 Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2002.10.01	150,000,000	150,000,000	94,519,900	2004.10.01	2008.09.30	11.10	16.80	6.50
2002.12.16	10,284,500	10,284,500	4,895,000	2004.12.16	2008.12.15	11.30	16.80	6.50
2003.04.07	2,753,500	2,753,500	2,024,500	2005.04.07	2009.04.06	9.20	16.80	6.50
Total	163,038,000	163,038,000	101,439,400	Total options authorized : 170,000,000

c. 2003 plan

			Outstanding	Earliest		Exercise
	Total Units	Shares	Units	Exercisable	Expiration	Price	2004 Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2003.06.13	193,212,000	193,212,000	149,758,818	2005.06.13	2009.06.12	7.75	16.80	6.50
2003.11.04	829,000	829,000	579,000	2005.11.04	2009.11.03	9.00	16.80	6.50

			Outstanding	Earliest		Exercise
	Total Units	Shares	Units	Exercisable	Expiration	Price	2004 Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2004.03.11	685,000	685,000	408,000	2006.03.11	2010.03.10	12.90	16.80	6.50
2004.03.30	785,000	785,000	758,000	2006.03.30	2010.03.29	12.20	16.80	6.50
2004.04.27	749,000	749,000	749,000	2006.04.27	2010.04.26	14.10	16.80	6.50
Total	196,260,000	196,260,000	152,252,818	Total options authorized : 200,000,000

d. 2004 plan

			Outstanding	Earliest		Exercise
	Total Units	Shares	Units	Exercisable	Expiration	Price	2004 Market Price
Grant Dates	Issued	Exercisable	(Note 1)	Dates	Dates	(Note 2)	High	Low
2004.04.09	176,972,000	176,972,000	164,270,500	2006.04.09	2010.04.08	14.55	16.80	6.50
2004.04.27	4,919,000	4,919,000	3,522,000	2006.04.27	2010.04.26	14.10	16.80	6.50
2004.06.02	2,176,000	2,176,000	2,037,000	2006.06.02	2010.06.01	11.00	16.80	6.50
2004.08.11	5,015,500	5,015,500	4,432,500	2006.08.11	2010.08.10	9.25	16.80	6.50
2004.10.27	4,466,000	4,466,000	4,361,000	2006.10.27	2010.10.26	7.05	16.80	6.50
Total	193,548,500	193,548,500	178,623,000	Total options authorized : 200,000,000

(Note 1) As of December 31, 2004, none of the employee’s stock options has been exercised. Outstanding units were lesser than those issued due to waiver or employee’s departure.

(Note 2) Exercise prices are subject to adjustments in the event that changes occur to the capital structure.

All options under 2001 and 2002 plans were granted to qualified employees before April 7, 2003, with the exception of 6,962,000 expired units. In addition, options under 2003 plans were all granted to qualified employees before April 27, 2004, with the exception of 3,740,000 expired units. Grants dated after January 1, 2004 under 2003 and 2004 stock option plans were accounted for under intrinsic value method required by Taiwan Securities and Future Commission. As of December 31, 2004, information relating to the compensating stock options granted in 2004 was as follows:

				Earliest
	Total Units	Outstanding	Exercisable	Exercisable
Grant Dates	Issued	Units	Shares	Dates	Exercise Price
2004.03.11	685,000	408,000	408,000	2006.03.11	12.90
2004.03.30	785,000	758,000	758,000	2006.03.30	12.20
2004.04.09	176,972,000	164,270,500	164,270,500	2006.04.09	14.55
2004.04.27	5,668,000	4,271,000	4,271,000	2006.04.27	14.10
2004.06.02	2,176,000	2,037,000	2,037,000	2006.06.02	11.00
2004.08.11	5,015,500	4,432,500	4,432,500	2006.08.11	9.25
2004.10.27	4,466,000	4,361,000	4,361,000	2006.10.27	7.05

For the year ended December 31, 2004, no compensation expense was recognized as exercise prices were higher than or equal to market prices of the underlying stocks on the grant dates. Pro forma information under fair value method using Black-Schole Options Pricing Model is as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

			Volatility factors for	Risk-free	Weighted-average
Grant Date	Fair Value (NT$)	Dividend Yield	expected market price	Interest Rate	Expected life
2004.03.11	6.08	0%	56.20%	1.55%	4.38
2004.03.30	5.68	0%	56.10%	1.55%	4.38
2004.04.09	6.77	0%	56.60%	1.55%	4.38
2004.04.27	6.64	0%	57.50%	1.55%	4.38
2004.06.02	5.17	0%	57.40%	1.55%	4.38
2004.08.11	4.32	0%	56.90%	1.55%	4.38
2004.10.27	2.96	0%	55.00%	1.68%	4.38

For the year ended December 31, 2004, the compensation expense recognized under fair value method would have been NT$338,091. The Company’s pro-forma information is set forth as follows :

	For the year ended December 31, 2004
	Basic Earnings Per Share	Diluted Earnings Per Share
Net income-as reported	$217,692	$217,692

Earnings per share-as reported	$0.05	$0.05

Net loss-pro forma	$(120,399)	$(120,399)

Earnings per share-pro forma	$(0.02)	$(0.02)

15.	Treasury Stock

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

Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The shares owned by the Company’s subsidiary for the year ended December 31, 2003 and 2004 were as follows :

	January 1, 2003		Additions		Disposals			December 31, 2003
	Shares	Amount	Shares	Amount	Shares	Amount	Selling	Shares	Amount	Market
Subsidiary							price			Value
Hui Ying Investment, Ltd.	6,023,152	142,365	—	—	—	—	—	6,023,152	142,365	47,703

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	January 1, 2004		Additions		Disposals			December 31, 2004
	Shares	Amount	Shares	Amount	Shares	Amount	Selling	Shares	Amount	Market
Subsidiary							price			Value

Hui Ying Investment, Ltd.	6,023,152	142,365	—	—	—	—	—	6,023,152	142,365	43,608

As of December 31, 2002, 2003 and 2004, the Company’s treasury stock was as follows:

	As of December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Shares owned by Subsidiary	142,365	142,365	142,365	4,485
Shares repurchased	1,046,071	1,046,071	1,046,071	32,957

Total	1,188,436	1,188,436	1,188,436	37,442

16.	Income Taxes

The statutory tax rate is 25%. The Company is entitled to a four-year income tax exemption period on income generated from the cost of the expansion of operations located in the HCSP. Such exemption period must start within four years from the date the expanded operations begin operational activities. Alternatively, the Company may irrevocably elect to utilize tax credits at 15% of the cost of the expansion operations located in the HSP during a five year period beginning in the year taxable income is first generated from the expanded operations. The Company has elected to start the four-year tax exemption period to run from January 1, 2001 to December 31, 2004.

As of December 31, 2004 unused tax credits available to reduce future taxable income amounted to NT$3,530,772 (US$111,240). The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except in the last of such five-year period when there is no such limit. As of December 31, 2004, the Company had available the following amounts of tax credits:

Expiration Years	NT$	US$
2005	1,192,770	37,579
2006	1,359,358	42,828
2007	588,746	18,549
2008	389,898	12,284

Total	3,530,772	111,240

Under the rules of the ROC Income Tax Law, operating losses can be carried forward for five years. As of December 31, 2004, the Company had the following unutilized loss carry-forwards:

Expiration Years	NT$	US$
2006	5,432,814	171,166
2007	8,507,626	268,041

Total	13,940,440	439,207

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The components of income tax expense (benefit) and deferred income tax assets and liabilities are as follows:

Components of income tax expense (benefit):

	As of December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Current	10,840	(27,116)	32,867	1,036
Deferred	9,058	48,143	1,914	60

Total	19,898	21,027	34,781	1,096

The reconciliation of book income tax expense (benefit) to income tax expense (benefit) recorded is summarized below:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Expected income tax expense (benefit)	(2,834,280)	(2,044,259)	61,785	1,947
Undistributed earnings tax	318,378	—	—	—

Investment credits (earned) expired	(1,405,069)	829,546	(294,120)	(9,267)
Change in valuation allowance	2,740,289	1,256,140	1,349,198	42,508
Permanent differences	122,200	317,135	43,884	1,383
Effect of rate change	1,066,033	(373,681)	(1,156,129)	(36,425)

Others	12,347	36,146	30,163	950

Income tax expense	19,898	21,027	34,781	1,096

Components of deferred income tax assets and liabilities:

	As of December 31,
	2003	2004
	NT$	NT$	US$
Deferred tax liabilities
Tax depreciation in excess of book depreciation	645,242	282,970	8,915
Unrealized foreign exchange gains	20,060	—	—

Total deferred tax liabilities	665,302	282,970	8,915

Deferred tax assets
Investment credits	3,236,652	3,530,772	111,240
Inventory provision	341,352	804,719	25,353
Bad debt allowance	10,955	33,979	1,071
Unrealized royalty expense	52,348	175,443	5,528
Unrealized attorney fee	5,463	—	—
Book amortization in excess of tax amortization	4,125	2,194	69
Unrealized market value decline on idle asset	3,865	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	As of December 31,
	2003	2004
	NT$	NT$	US$
Unrealized foreign exchange loss	450	82,619	2,603
Loss carryforwards	3,638,085	3,485,110	109,802
Unrealized pension expense	16,862	39,635	1,249
Unrealized equity investment loss	659,851	819,931	25,833
Unrealized interest expense	13,541	15,093	476
Unrealized production variance	73,787	8,711	274
Others	—	24,082	759

Total deferred tax assets	8,057,336	9,022,288	284,257
Valuation allowance	(5,493,820)	(6,843,018)	(215,597)

Net deferred tax assets	2,563,516	2,179,270	68,660

Total net deferred tax assets	1,898,214	1,896,300	59,745

Net deferred tax assets-current	104,812	18,951	597
Net deferred tax assets-non-current	1,793,402	1,877,349	59,148

Total net deferred tax assets	1,898,214	1,896,300	59,745

17.	Related Party Transactions

a. Related Parties and Relationships

Related parties	Relationships
Biomorphic VLSI. Inc. (“Biomorphic”)	The Company’s equity investee as of December 31, 2003.
Biomorphic Microsystems Corporation (BC)	The Company’s equity investee.
Procomm Inc. (“Procomm”)	The Company’s equity investee.
Magic Pixel Inc. (“MPI”)	The Company’s equity investee.
Xinmax Technology Development Co., Ltd. (“Xinmax”)	The Company’s equity investee.
Prominent Communications, Inc. (“PCI”)	The Company’s equity investee as of December 31, 2003.
United Industry Gases Co., Ltd. (“UIG”)	The Company was UIG’s supervisor prior to June 18, 2004.
Powertech Technology, Inc. (“Powertech”)	The Company was represented on Powertech’s Board of Directors prior to June 18, 2004.
Ardentec Corporation (“Ardentec”)	The Company is represented on Ardentec’s Board of Directors.
Tower Semiconductor, Ltd. (“Tower”)	The Company is represented on Tower’s Board of Directors.
FueTrek Co., Ltd. (“FueTrek”)	The Company is represented on FueTrek’s board of directors.
Raio Technology Co., Ltd. (“Raio”)	The Company’s equity investee.
Macronix Education Foundation	The Company’s chairman is this foundation’s president.

b. Major transactions with related parties

(a). Sales to related parties were as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
BC	—	—	239,748	7,553
MPI			175,894	5,542
Raio	158,194	174,466	18,065	569
Biomorphic	15,298	45,953	2	—
FueTrek	—	5,591	11,674	368
PCI	155,923	341	428	14
Others	—	—	9	—

Total	329,415	226,351	445,820	14,046

Sales prices to PCI, BC, Biomorphic, FueTrek and Raio are not comparable with those of regular customers because the Company is the sole provider for them. Sales to MPI are priced at a markup on the unit cost, which is not applicable to those to other customers.

The payment term with the related parties is between 45 to 60 days, similar to that with regular customers.

(b).	Manufacturing processing charges to related parties for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Powertech	172,778	211,188	—	—
Ardentec	240,686	130,270	260,199	8,198

Total	413,464	341,458	260,199	8,198

Such charges form a part of cost of goods sold.

(c).	The Company purchased industrial gases from UIG totaling NT$109,940, and NT$100,016 for the years ended December 31, 2002 and 2003, respectively. Such purchases were included in cost of goods sold.

(d).	For the years ended December 31, 2002, 2003 and 2004, the Company purchased wafers from Tower totaling NT$136,047, NT$36,600 and NT$19,959(US$629). Such purchases are included in cost of goods sold. In 2001, the initial investment and the first and the second milestone payment were undertaken to a total amount of US$44,001 (NT$1,396,592), of which US$21,349 (NT$677,617) was reserved as prepaid credit for future wafer purchase. In September 2001, the Company utilized US$16 million (NT$509 million) of its prepaid credit account to purchase 1,255,848 Tower shares for US$12.75 (NT$405) per share. Moreover, as stated in 18.K, the Company made the third and the fourth milestone payments to Tower on April 23, 2002 and October 1, 2002, respectively, which, in aggregate, increased the Company’s prepaid credit account by US$8,800 (NT$299,112). As of December 31, 2003 and 2004, the prepaid account

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

amounted to US$14,138. However, the Company provided an allowance of US$9,738 (NT$309,084) for such prepaid credit after assessing an impairment.

(e).	Merchandise purchased from related parties are as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Raio	13,863	3,257	1,570	49
PCI	404,717	63,798	—	—
Biomorphic	46,716	53,935	—	—

Total	465,296	120,990	1,570	49

(f).	Operating leases to related parties were as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
MPI	—	—	3,835	121
Raio	1,510	587	1,295	41

Total	1,510	587	5,130	162

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

(g).	The Company entered into IP license agreements with FueTrek in 2002 and 2004 and obtained related technology. The contractual amount of NT$13,502 (JPY45,800) has been paid in full as of December 31, 2004, and was recorded as deferred charges and amortized over the contract terms. The Company has started mass-production of the licensed product, while sales are insignificant.

(h).	The Company donated NT$2,000, NT$22,360 and NT$16,300(US$514) to Macronix Education Foundation for the years ended December 31, 2002, 2003 and 2004.

(i).	For the year ended December 31, 2004, the amount of research and development expenses paid to MPI was NT$64,188 (US$2,022).

(j).	Accounts receivable from related parties as of December 31, 2003 and 2004 were as follows:

	As of December 31,
	2003	2004

	NT$	NT$	US$
BC	—	95,443	3,007
MPI	—	29,447	928
FueTrek	—	4,836	152
Procomm	—	4,125	130
Raio	49,216	1,879	59

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	As of December 31,
	2003	2004

	NT$	NT$	US$
Biomorphic	45,910	—	—
UIG	11,347	—	—
PCI	1,305	—	—
Others	936	—	—

Total	108,714	135,730	4,276
Less: Allowance for doubtful accounts	(50,450)	(3,444)	(108)

Net	58,264	132,286	4,168

(k).	Payables to related parties as of December 31, 2003 and 2004 were as follows:

	As of December 31,
	2003	2004

	NT$	NT$	US$
Ardentec	13,890	38,335	1,208
MPI	—	2,898	92
Tower	378	1,364	43
PCI	—	107	3
Powertech	56,623	—	—
UIG	29,929	—	—
Biomorphic	2,718	—	—
Others	32	72	2

Total	103,570	42,776	1,348

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

18.	Commitments and Contingencies

The Company’s commitments and contingencies, not included in the financial statements, as of December 31, 2004 were as follows:

a.	Letters of credit issued for future deliveries of inventories and equipment amounted to NT$285,468 (US$8,994).

b.	The Company’s significant construction and machinery contracts totaled approximately NT$1,254,661 (US$39,529). As of December 31, 2004, the Company has paid NT$1,217,598 (US$38,362) pursuant to these contracts.

c.	Operating Leases:

The land on which the Company’s buildings are located is leased from the HCSP. The lease term is from 1990 to 2022 and is renewable at the Company’s option.

Future minimum payments under these irrevocable operating leases as of December 31, 2004 were as follows:

	Operating Leases
	NT$	US$
2005	72,275	2,277
2006	72,275	2,277
2007	72,275	2,277
2008	72,275	2,277
2009	72,275	2,277
Thereafter	380,297	11,982

Total minimum lease payments	741,672	23,367

Rental expenses under the operating leases amounted to NT$67,770, NT$70,160 and NT$73,221 (US$2,307) for the years ended December 31, 2002, 2003 and 2004, respectively.

d.	The Company entered into an operating lease agreement of US$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 31, 2003 to October 31, 2006. As of December 31, 2004, the Company has paid US$1,230 (NT$39,040) pursuant to the agreements. Future irrevocable payments are US$901 (NT$28,598) and US$477 (NT$15,140) for 2005 and 2006, respectively.

e.	The license fees for the products license agreements entered into by the Company with A company and B company totally amounted to US$46,000 (NT$1,460,040). As of December 31, 2004, the Company has paid US$36,000 (NT$1,142,640) pursuant to the agreements. Future irrevocable payment in total is US$10,000 (NT$317,400).

f.	The license fee for the products license agreement entered into by the Company and C company totaled US$2,907 (NT$92,268). As of December 31, 2004, the Company has paid US$2,024 (NT$64,242) pursuant to the agreement. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the agreement. Future irrevocable payment in total is US$883 (NT$28,026). No royalties were paid for the year ended December 31, 2004, as licensed products had not been commercialized.

g.	The Company entered into a technology agreement with D company. As of December 31, 2004, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, the Company is required to prepay US$24,000 (NT$761,760) of running royalties. As of December 31, 2004, US$21,000 (NT$666,540) has been paid. Future irrevocable payment in total is US$3,000 (NT$95,220). Unused running royalties estimated by the Company was NT$616,322 (US$19,418), of which NT$146,447(US$4,614) was recorded under prepaid expenses, while NT$469,875 (US$14,804) was under deferred charges.

h.	In 2004, the Company entered into two addendums to the technology agreement stated in (g) above with D company. As of December 31, 2004, the fixed license fees of US$9,000 (NT$285,660) in accordance with the addendums have not been paid yet. Nonetheless, the Company has accrued USD$920 (NT$29,201) of license fees as of December 31, 2004. No running royalties, charged based on percentages of net sales from licensed products as determined under the addendums, were paid for the year ended December 31, 2004 as licensed products had not been commercialized.

i.	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgement for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA had sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgement of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgement against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXA. On April 16, 2004, MXA applied “Renewed Motion for Summary Judgment of Non-infringement” according to the court explanation of the patents’ scope. After Atmel applied the counterplea on May 26, 2004, MXA replied to Atmel’ counterplea on June 18, 2004. On September 9, 2004, Atmel and MXA reached a settlement that both parties agree to withdraw from the issue with no claim of loss reimbursement. The Court dismissed the case accordingly.

j.	On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the President of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Court overruled the alleging in August 19, 2004. One of the shareholders has further appealed. The Company believes it has meritorious defense to the case.

k.	The Company entered into an agreement with Tower Semiconductor Ltd. (“Tower”), an Israeli public company whose shares are quoted on the NASDAQ National Market, to purchase silicon wafers to be manufactured by Tower (“Wafer”) in an amount of 25% of then available quarterly manufacturing capacity of a specified production line, after it passes qualification testing, but not more than 4,750 Wafer outs per month (the “Minimum Loading Obligation”) commencing on the date manufacturing on a specified production line commences and ending 12 months following the expected production date, the Minimum Loading Obligation shall, from the third quarter of the expected production date, be reduced by 950 wafer outs per month each quarter. The minimum Loading Obligations may be limited to 15% of Tower’s capacity before Tower proves to the Company that the one time programmable or multiple time programmable pass the production qualification. If the Company maintains specified levels of investment in Tower’s shares, the Company will receive favorable pricing terms on the first 3,800 wafers purchased each month until the contract expires in 2011.

In conjunction with the foundry agreement, the Company entered into share purchase agreements in December 2000 with Tower whereby the Company agreed to invest US$75 million (NT$2,381 million) in Tower. Following an initial payment of US$20 million (NT$635 million) for 866,551 shares (US$11,215 or NT$355,964) and US$8,785 (NT$278,836) of prepaid credits made in January 2001, upon completion by Tower of certain milestones specified in the agreement, payments to Tower are made in five equal installments

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

of US$11 million each. Upon satisfaction of each milestone, the Company is required to purchase 733,380 shares of Tower. Payments for the first milestone and the second milestone were made in March and April 2001, respectively. The Company acquired a total of 733,380 shares and increased its prepaid credit account by US$12,564 (NT$398,781) with the first two payments. The prepaid credit account is held on deposit with Tower. Pursuant to the terms applicable to the credits issued in connection with the various milestone payments, the prepaid credit account may be applied against wafer purchases by 7.5% to 15% of each wafer purchase amount. In addition, this account may in certain circumstances be applied towards the purchase of additional unregistered ordinary shares or credited against other amounts payable by the Company to Tower, including certain payments to be made by the Company and Tower Company under the SCM Waiver Agreement dated December 12, 2000 between the Company and Tower.

In September 2001, in connection with Tower’s financial restructuring, the Company (together with the other wafer producers) exchanged US$16,012 (NT$508,221) of its prepaid credit account to purchase 1,255,848 Tower shares at US$12.75 (NT$405) per share.

On March 22, 2002, an amendment to the above-mentioned share purchase agreements was implemented. According to this amendment, the Company is required to make the third and fourth milestone payments no later than April 2002 and October 2002, respectively, without regard to whether each milestone is achieved. For 60% of each of the third and fourth milestone payment, Tower is required to issue shares based on the average closing price of Tower’s shares on the NASDAQ in the 30 trading days preceding the date of payments, provided, however, the average price per share shall not exceed US$12.50. (NT$397) For the remaining 40%, Tower is required to increase the Company’s prepayment account. Accordingly, the Company made the third and the forth milestone payment on April 23 and October 1, 2002, respectively. For these payments, the Company acquired 1,071,497 and 1,344,829 of Tower’s shares, respectively, at US$6.16 (NT$196) and US$4.908 (NT$156) per share, respectively, and aggregately increased its prepaid credit account by US$8,800. In addition, the Company participated in Tower’s shares offering on October 21, 2002 and acquired 660,000 shares at US$5 (NT$159) per share.

In February 2003, the board of Tower agreed to further amend the shares purchase agreement. The terms of the amendment require the payment of US$11,000 (NT$349,140) for the fifth and also the final milestone and this payment will be made in two installments. The first installment of approximately US$6,600 (NT$209,484) will be due five business days after the amendment is approved by Tower, the Company and certain shareholders of Tower; the second installment of approximately US$4,400 (NT$139,656) will be due five business days after Tower has raised additional funds equal to approximately US$22,000 (NT$698,280), referred to as the Minimum Financing. In addition, under the terms of the amendment, the Company is granted an option to convert all or a portion of its unused prepaid credit account associated with the fourth milestone payment in the aggregate amount of NT$304,524 into Tower’s unregistered shares based on the average closing price of Tower’s common shares during the 30 consecutive days preceding December 31, 2005. On May 16, 2003, the Company paid US$3,600 (NT$114,264) for the first installment, obtaining 1,206,839 shares of Tower’s at the price of US$2.983 (NT$95) per share. There was US$3,000 (NT$95,220) of the first installment remained unpaid as of June 30, 2003.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

In November 2003, the Company agreed to amend the shares purchase agreement with Tower to, among other things, (a) advance the entire amount of the remaining fifth milestone payment of US$7,400 (NT$234,876), (b) defer the use of the Company’s wafer credits in Tower, and (c) extend the lock-up period for the Company’s Tower shares. Specifically,

(a)	The Company agreed to waive all terms of Tower’s milestones and advance to Tower in one aggregate lump sum the remaining portion of the first installment (US$3,000 or NT$95,220) and the entire second installment (US$4,400 or NT$139,656). With respect to the remaining portion of the first installment, the Company will be issued non-assessable ordinary shares equivalent to the aggregate of its remaining portion of the first installment divided by US$2.983 (NT$95). With respect to the second installment, the Company will be issued non-assessable ordinary shares equal to the second installment divided by the price per share in a certain public offering, provided, however, that such public offering is not consummated within 180 days from the date of the amendment, the Company will be issued non-assessable ordinary shares equal to the second installment divided by the average trading price for Tower’s shares during the 15 consecutive trading days preceding the payment of the second installment.

(b)	The Company agreed not to use wafer credits until January 1, 2007, except with respect to purchase orders issued before the date of the amendment utilizing wafer credits. However, the amendment provides an option for the Company to convert credits it would have otherwise been able to utilize per quarter into non-assessable ordinary shares of Tower. Unconverted credits will accrue interest at a rate per annum equal to three-month LIBOR plus 2.5% through December 31, 2007. Interest payments will be made quarterly and the aggregate principal amount of the unconverted credits will be repaid in one lump sum on December 31, 2007.

(c)	The Company agreed not to sell the Tower shares until January 29, 2006, except the Company may sell 30% of the Tower shares held by it as of January 29, 2004.

In December 2003, the Company advanced to Tower the remaining portion of the fifth milestone payment in the amount of US$4,400 (NT$139,656).

As of December 31, 2004, the Company owned approximately 13.35 % of Tower’s shares and held NT$480,265 or about US$14,138 of prepaid credit account. As of December 31, 2003 and 2004, the Company provided an allowance of US$9,738 (NT$309,084) for such prepaid credit account after assessing an impairment.

19.	Other Disclosures

a. Property, plant and equipment

Total capitalized interest amounted to NT$363,670, NT$79,114 and NT$32,467(US$1,023) for the years ended December 31, 2002, 2003 and 2004, respectively.

The insurance coverage for property, plant and equipment amounted to NT$60,128,403,

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

NT$60,701,821 and NT$58,910,730 (US$1,856,041) as of December 31, 2002, 2003 and 2004, respectively.

The depreciation expenses of idle assets for the years ended December 31, 2002, 2003 and 2004 were NT$0, NT$49,868 and NT$0, respectively. The Company recognized a disposal loss of NT$41,662 for certain idle assets as such assets were in the process of disposition in late 2003. Depreciation and market value decline on idle assets for the years ended December 31, 2003 and 2004 amounted to NT$91,530 and NT$0, respectively. Such depreciation was recorded under non-operating expenses.

b.	Royalty Revenue

Royalty revenue earned amounted to NT$34,462, NT$19,683 and NT$27,813 (US$876) for the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Significant Subsequent Events

US$6,400 of ECBV has been redeemed from the open market upon bond holders’ request from January 1, 2005 to February 10, 2005.

On January 28, 2005, 4,428,500 units of stock options with the exercise price at NT$7.05 have been issued.

The derivative contract relating to the five options as disclosed in 21.f. was subsequently settled on May 5, 2005.

d.	Other

Certain accounts in the financial statements of the Company as of December 31, 2002, 2003 and 2004 have been reclassified to conform with the presentation of the current period.

20.	Segment Information

Segment and geographic data

The Company operates predominantly in one industry segment, the design, manufacturing, and supply of integrated circuits. The Company has two reportable segments, Macronix International Co., Ltd. and Macronix America, Inc. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment sales prices are market based. The Company evaluates performance based on operating income of the respective business units. Segment operating income consists of revenue less direct and allocable operating expenses. Segment identifiable assets are those directly used in or identified to segment operations.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The geographic distributions of the Company’s identifiable assets, operating income and revenues are summarized in the following tables.

2002	Domestic	USA	Others	Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	14,686,242	1,378,719	427,503	—	16,492,464
Sales between geographic areas	1,388,914	106,973	109,318	(1,605,205)	—

Net Sales	16,075,156	1,485,692	536,821	(1,605,205)	16,492,464

Operating income (loss), including other expenses	(10,467,666)	(1,110,247)	(1,212)	1,262,969	(10,316,156)

Interest revenue					216,937
Interest expense					(1,237,902)

Income before taxes					(11,337,121)
Tax expense					(19,898)
Minority interest					356

Net loss					(11,356,663)

Identifiable assets	65,651,260	309,266	4,531,545	(3,041,646)	67,450,425

Capital expenditures	8,971,409	—	3,871	—	8,975,280

Depreciation and amortization	8,731,930	4,774	5,397	—	8,742,101

\

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

2003	Domestic	USA	Others	Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	15,799,829	824,254	1,088,104	—	17,712,187
Sales between geographic areas	1,782,732	273,133	118,614	(2,174,479)	—

Net Sales	17,582,561	1,097,387	1,206,718	(2,174,479)	17,712,187

Operating income (loss), including other expenses	(7,289,636)	(1,221,898)	23,435	1,285,113	(7,202,986)

Interest revenue					103,847
Interest expense					(1,077,898)

Income before taxes					(8,177,037)
Tax expense					(21,027)
Minority interest					319

Net loss					(8,197,745)

Identifiable assets	57,769,932	6,037,777	251,063	(4,140,075)	59,918,697

Capital expenditures	1,598,526	2,226	5,296	—	1,606,048

Depreciation and amortization	9,278,878	3,344	7,209	(2,420)	9,287,011

2004	Domestic	USA	Others	Elimination	Consolidated
	NT$	NT$	NT$	NT$	NT$
Sales to unaffiliated customers	18,485,417	1,235,772	3,658,534		23,379,723
Sales between geographic areas	4,515,956	13,398	395	(4,529,749)	—

Net Sales	23,001,373	1,249,170	3,658,929	(4,529,749)	23,379,723

Operating income (loss), including other expenses	561,410	(31,468)	200,186	99,471	829,599

Interest revenue					101,646
Interest expense					(684,105)

Income before taxes					247,140
Tax expense					(34,781)
Minority interest					5,333

Net income					217,692

Identifiable assets	52,401,768	1,019,047	3,473,306	(2,498,445)	54,395,676

Capital expenditures	2,551,655	765	2,073	—	2,554,493

Depreciation and amortization	7,557,032	2,358	5,204	(2,434)	7,562,160

Major customers

Revenues from customers representing over 10% of total net sales are as follows:

	For the year ended December 31,
Customers	2002				2003		2004
	NT$		%		NT$	%	NT$		%		US$
Nintendo	5,646,469		34.24		4,256,764	24.03	5,239,963		22.41		165,090
Mitsubishi	(Note	)	(Note	)	1,841,889	10.40	(Note	)	(Note	)	(Note	)
HP	1,691,841		10.26		1,739,782	9.82	(Note	)	(Note	)	(Note	)

Total	7,338,310		44.50		7,838,435	44.25	5,239,963		22.41		165,090

Note: Not major customer in respective years.

Exports

The Company’s export sales accounted for 82%, 68% and 66% of total net sales for the years ended December 31, 2002, 2003 and 2004, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Export sales from the R.O.C. are as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Japan	7,983,215	7,269,548	8,363,806	263,510
Singapore and Hong Kong	3,656,167	3,487,250	5,119,396	161,292
United States	1,616,837	823,145	980,911	30,904
Europe	345,226	453,641	1,077,416	33,945

Total	13,601,445	12,033,584	15,541,529	489,651

Products

The Company’s principal products and services consist of memory products, SOC products and services, and multimedia products. The following table sets forth the amounts of total net sales revenue from external customers represented by these products for the years ended on December 31, 2002, 2003 and 2004:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
ROM	7,574,989	7,463,464	8,372,758	263,792
Flash	4,355,660	5,810,494	10,714,857	337,582
SMS*	410,662	2,359,687	1,732,539	54,586
SLC**	2,894,427	1,286,807	1,786,711	56,292
EPROM	592,079	303,519	162,573	5,122
Others	664,647	488,216	610,285	19,228

Total net sales revenue	16,492,464	17,712,187	23,379,723	736,602

*	SMS (Strategic Manufacturing Service) refers to value added service of memory and wafer manufacturing to strategic alliance.

**	SLC (Systematic Logic Chip) refers Logic and Core SOC products.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

21.	Financial Instruments

The Company’s derivative financial instruments are entered into for hedging and trading purposes. The purposes of forward exchange contracts, option contracts and cross currency swaps for hedging purpose were to hedge exchange rate risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategies were to mitigate into market price risks. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedges. Derivatives are evaluated periodically. In addition, the primary purposes of holding structured deposit contracts are to earn higher interest revenue within a fixed range of foreign exchange rates, while premium received from written option contracts is offset by that paid for purchased option contracts. To mitigate the credit risk associated with financial instruments, all the counter-parties of the contracts entered into by the Company are reputable global financial institutions. Foreign exchange gains (losses) from derivatives for the years ended December 31, 2002, 2003 and 2004 amounted to NT$(69,557), NT$236 and NT$(13,442), respectively. Gains and losses related to option contracts are dealt with in the statement of operations upon exercise. The outstanding financial instrument positions, identified for hedging or trading purposes, as of December 31, 2002, 2003 and 2004 are as follows:

a.	Foreign currency forward contracts

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if right of offset exists. As of December 31, 2004, the balance was as follows:

Contract Receivable
Forward contracts receivable	$192,398
Forward contracts payable	(190,260)
Premium	304

Forward contracts receivable (payable)-net	$2,442

The net balance of forward contracts was included under other receivables.

b.	Option contracts

The Company entered into foreign currency option contracts for hedging purposes. The option contracts were entered into to mitigate foreign exchange risk. The contracts were used to reduce the Company’s exposure to foreign currency risk from its receivables and payables resulting from its normal operations and its debt denominated in U.S. dollars.

A number of the contracts entered into by the Company include “barriers”. Such “barriers” have the effect that, if the rate of one currency to the other currency in exchange exceeds a given rate, the contracts are automatically terminated. These have the impact of reducing the upfront cost of the options.

c.	Cross currency and interest rate swaps

To hedge against certain of the Company’s long-term debts denominated in U.S. dollars which bear interest at floating three-month SIBOR, the Company entered into cross currency and interest rate swaps which effectively converted the debts into Japanese Yen

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DRAFT)- (continued)
(Amounts in thousands except share, per share, and percentage data)

and the floating interest rate into a fixed interest rate. Since most of the Company’s receivables are denominated in Japanese Yen, the conversion from U.S. dollar to Japanese Yen mitigates the foreign exchange exposure.

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

e.	The estimated fair values of the Company’s financial instruments were as follows:

On balance sheet:

	As of December 31,
	2003		2004
	Carrying amount	Fair value	Carrying amount		Fair value
	NT$	NT$	NT$	US$	NT$	US$
Cash and cash equivalents	10,648,514	10,648,514	10,115,688	318,705	10,115,688	318,705
Short-term investments	849,436	853,776	918,040	28,924	934,197	29,433
Long-term equity investments	3,056,722	3,459,420	1,620,465	51,054	2,036,402	64,340
Short-term debts and notes	(2,748,446)	(2,748,446)	(2,996,778)	(94,416)	(2,996,778)	(94,416)
Long-term debts (including current portion)	(21,859,077)	(22,062,438)	(12,509,507)	(394,125)	(12,550,359)	(395,411)
Equity contract	(298,116)	(310,845)	53,938	1,699	43,883	1,381
Forward		—			1,477	47
Option	—	(4,839)			(165)	(5)

f.	Derivative contracts relating to convertible debentures

On May 5, 1998, the Company issued convertible debentures in an aggregate principal amount of US$150,000 (NT$4,761,000), which were privately placed with a financial institution. A wholly-owned subsidiary (the “Subsidiary”) of the Company subsequently entered into a call option contract with the financial institution, the underlying reference being the convertible debentures. The terms of the contract provided that the notional amount of US$150,000 (NT$4,761,000) is divided into fifteen options and the Subsidiary is entitled to exercise the options separately, at the discretion of the Subsidiary during the life of the contract, but at a minimum number of two and a maximum number fifteen. The Company simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen were combined into one contract. The Subsidiary exercised two options and five options on January 22, 2000 and June 26, 2000, respectively. In April 2003, the Company settled the remaining eight options by paying US$13,147 (NT$417,286). The related settlement gain was US$1,207 (NT$38,310).

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

In June 2000, the Company entered into a contract with a financial institution for the settlement of five options relating to a zero coupon convertible debenture due 2003 with the underlying reference being 47,727,535 of the Company’s common shares. The contract, as amended, expires in May 2003. However, in April 2003, the Company extended the contract to May 2004, which was subsequently extended to May 2005. As of December 31, 2004, the remaining underlying reference was 53,253,964 of the Company’s common shares. If the share price was lower than the predetermined contract price, then the Company would pay the difference between the two amounts to the financial institution. The contract rate at which the contract is settled is based on U.S. dollars, and the Company’s share price is converted into U.S. dollars using current N.T. dollars to U.S. dollars exchange rates in order to determine the settlement amount. The predetermined contract price and the share price converted into U.S. dollars using current exchange rate were US$1.37 (NT$43) and US$0.23 (NT$7) per share, respectively. The carrying amount of this contract as of December 31, 2004 was a receivable of US$1.7 million (NT$54 million), while the fair value was a receivable of US$1.4 million (NT$44 million).

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

The notional amounts of the financial instruments as of December 31, 2003 and 2004 were as follows (amounts in thousands):

	December 31,
Financial instruments	2003		2004
Options purchase for hedging purpose		¥1,597,500
	US$	15,000
Options written for trading purpose		¥2,396,250	US$	1,500
	US$	22,500	NT$	47,700
Forward		—	US$	6,000

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
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

No significant cash flow risks are expected as the exchange rates on the forward contracts are fixed. The Company expects insignificant liquidity risk from structured deposits as the Company has and expects to have sufficient Japanese Yen and US dollar assets to meet the cash requirement.

The fair values of the financial instruments were determined as follows:

Cash and cash equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate its fair value.

Short-term investments

The fair value of the Company’s short-term investments is based on the market prices at the reporting date.

Long-term equity investments

The fair value of the Company’s long-term equity investments is based on the average market

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

prices in the last month of the year if the market prices are available or on the financial data or any other information if market prices are not available.

Long and short-term debts

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

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

22.	Reconciliation to Accounting Principles Generally Accepted in the United States of America

The Company’s financial statements have been prepared in accordance with R.O.C. GAAP. R.O.C. GAAP varies in certain significant respects from U.S. GAAP. Differences, which have a significant effect on the Company’s consolidated results of operations and shareholders’ equity, are as follows:

a.	Employee Bonuses

Under R.O.C. GAAP, the employee bonuses and the remuneration to directors and supervisors, paid in accordance with the provisions of the Company’s articles of incorporation applicable to the distribution of earnings, are recorded as an appropriation from retained earnings in the period shareholder approval is obtained for the distribution of the Company’s earnings. If the employee bonuses are settled through the issuance of common shares of the Company, the amount transferred from retained earnings is based on the par value of the common shares issued. The remuneration to directors and supervisors may not be settled through the issuance of common shares.

U.S. GAAP requires that such bonuses and remuneration to employees, directors and supervisors be recorded as compensation expense in the period to which they relate. In addition, if the employee bonuses are paid in the form of common shares, the fair value of the shares issued is used to determine the amount of the expense. However, since the form of the payment of the compensation expense is only determinable at the annual shareholders’ meeting, which is generally after the issuance of the Company’s annual financial statements, the compensation expense is initially accrued in accordance with the Company’s articles of incorporation in the period to which it relates. The difference between the compensation expense initially recorded and the fair value of the shares issued to settle the accrual, if any, is recorded in the period in which shareholder approval is obtained.

b.	Employee Retirement Benefits

As permitted under R.O.C. GAAP, prior to 1996, the pension expense recorded by the Company in connection with its defined benefit pension plan was based on the amount of the contributions made by the Company to the pension plan required by government regulations. Under U.S. GAAP, the accumulated pension obligation and the pension expense is determined on an actuarial basis, assuming the Company first adopted this policy at the beginning of 1993 since it was not feasible to apply the actuarial basis at an earlier date. The amount of the transition obligation is insignificant.

c.	Plant capacity expense variances

As permitted under R.O.C. GAAP, all plant capacity expense variances can either be charged to the statement of operations or allocated between cost of goods sold and inventory using an appropriate allocation method. The Company’s policy is to expense such variances.

Under U.S. GAAP, such plant capacity variances can only be allocated between cost of goods sold and inventory. This may also result in additional inventory allowances by NT$740,416 and NT$24,823 as of December 31, 2003 and 2004, respectively.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

d.	Marketable Securities

Under R.O.C. GAAP, short-term marketable equity securities are carried at the lower of aggregate cost or market value. The unrealized losses of short-term marketable equity securities are recorded as investment losses in the statement of operations, while unrealized gains of short-term marketable equity securities are not recognized. Long-term marketable equity securities are carried at cost, or lower of aggregate cost or market value if market price is available. The unrealized losses of long-term marketable equity securities are reported as a deduction of shareholders’ equity, while the unrealized gains are not recognized. An other-than-temporary decline in value is not required to be recognized under R.O.C. GAAP due to the less prescriptive nature of the principles. The Company’s policy is to account for all unrealized losses on long-term investments as a charge to shareholders’ equity.

Under U.S. GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that certain investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. The Company did not have any investments classified as trading securities or held-to-maturity securities during the periods presented. The statement further requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings but reported in a separate component of shareholders’ equity until they are sold. Under U.S. GAAP if an other-than-temporary decline in value of a long-term investment exists, the unrealized loss should be charged to the statement of operations.

Under U.S. GAAP, available-for-sale securities as of December 31, 2003 and 2004 are as follows:

	As of December 31,
	2003		2004
	Market value	Cost	Market value		Cost
	NT$	NT$	NT$	US$	NT$	US$
Classified as current assets:
Open-end mutual funds, marketable securities	853,776	871,095	904,190	28,487	901,871	28,415
Equity securities	—	—	31,660	998	16,169	509

Sub-total	853,776	871,095	935,850	29,485	918,040	28,924

Classified as non-current:
Equity securities	2,894,513	1,026,593	1,049,921	33,079	719,296	22,662

Realized gains from sale of securities classified as available-for-sale for the years ended December 31, 2002, 2003 and 2004 were NT$6,778, NT$111,957 and NT$243,497 (US$7,672), respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

During 2002, 2003, and 2004, an other-than-temporary decline in value of NT$538,151, NT$0 and NT$447,995(US$14,115) was recognized, respectively, under U.S. GAAP for the Company’s investment in Tower. At December 31, 2004, the price of Tower’s shares was US$2.26 per share compared with the average cost of US$2.26 per share.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The following table shows the gross unrealized losses and fair value of the Company’s investment with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Classified as current assets:
Open-end mutual fund marketable securities	89,246	2,918	—	—	89,246	2,918

Approximately 50% of the unrealized loss came from a mutual fund which the market value subsequently recovered in January 2005 and exceeded the Company’s cost. The remaining unrealized losses represents a decline in value of less than 2% of the original cost of the mutual funds for a duration of 6 months. The Company evaluated the near-term prospects of these mutual funds in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

The aggregate cost of the Company’s cost method investments totaled NT$670,308 at December 31, 2004 and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

e.	Derivative Financial Instruments

Under R.O.C. GAAP, the Company is required to disclose certain information in the financial statements regarding derivative financial instruments but there are no specific accounting requirements for derivative financial instruments (except for outstanding put options and foreign currency forward exchange contracts for which the accounting is documented in note 2a and for which there is no significant difference in the accounting treatment with U.S. GAAP prior to January 1, 2001). In addition, R.O.C. GAAP has no specific regulations with respect to the accounting for derivative financial instruments indexed to the Company’s own stock.

Prior to January 1, 2001, under U.S. GAAP, generally, written options are marked to market through earnings in all situations, unless they are part of a combination of options which also includes a purchased option of equal or greater fair value. Purchased options are eligible for hedge accounting and changes in the intrinsic value of the option are treated as an adjustment of the basis of the hedged assets or liabilities. For derivative financial instruments indexed to the Company’s own stock, the Company is required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings (See note 21.f). Differences between R.O.C. GAAP and U.S. GAAP in accounting for derivative financial instruments are detailed below:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

(i).	Options contracts

Under R.O.C. GAAP, gains and losses on option contracts are recognized upon exercise. Unrealized gains and losses are not required to be recorded in the financial statements. However, effective the quarter ended December 31, 2004, in accordance with Ruling No. 32, “The Accounting Treatment of Foreign Exchange Option Contracts Before the Effectiveness of Financial Accounting Standards No. 34”, issued by the Accounting Research and Development Foundation of the ROC in 2005, outstanding put options at the balance sheet date are accounted for at their fair values with the differences included in the current net income. This change in accounting principles did not have significant impact on the Company’s financial statements.

For periods prior to January 1, 2001, U.S. GAAP requires that unrealized gains and losses on option contracts that do not qualify as hedges be recorded in the statement of operations. The majority of option contracts entered into by the Company for hedging purposes, did not qualify as hedges for financial reporting purposes and accordingly have been carried in the financial statements at fair value.

(ii).	Structured deposits

Under R.O.C. GAAP, the respective interest on the deposits is accrued. The gains and losses arising from the settlement of the contracts are dealt with in the statement of operations. Unrealized gains and losses are not recognized.

For periods prior to January 1, 2001, under U.S. GAAP, the option element of these contracts is measured at fair value and is recognized on the balance sheet, subsequent changes in the fair value of the option are recognized in earnings in the period of change.

In June 1998, the U.S. Financial Accounting Standards Board (“U.S. FASB”) issued Statement 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires the Company to recognize all derivatives on the balance sheet date at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives’ change in fair value will be immediately recognized in earnings. Subsequent to December 31, 2000, none of the Company’s derivative positions qualified as hedges under U.S. GAAP. The Company has issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. The Company has bifurcated such conversion options in accordance with FAS 133 and accounted for the bifurcated derivative instrument in accordance with FAS 133 and the host instrument in accordance with the applicable standards. In addition, as discussed in note 11, the Company repurchased and redeemed certain convertible bonds that included such embedded derivatives. Under U.S. GAAP, for the years ended December 31, 2003 and 2004 the related extinguishment losses were NT$9,833 and NT$11,733 (US$370), respectively.

f.	Stock Appreciation Rights

R.O.C. GAAP has no specific accounting provisions for Stock Appreciation Rights (“SAR”)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

plans and the Company only recognizes compensation expense for the plan to the extent it is not covered by the gain on the derivative financial instruments intended to fund the costs of the SAR. The Company allocates a portion of the gains or losses from a derivative contract designated as a hedge of the SAR program for R.O.C. GAAP purposes by correlating the number of shares in the SAR plan that have vested with a number of shares referenced in the derivative contract. The Company records gains or losses on the portion of the derivative contract related to the SAR plan based on the difference between the strike price in the derivative contract and the employees’ exercise price. Under R.O.C. GAAP basis the derivative contract related to the SARs in now accounted for as a derivative contract not held for hedging and that therefore the U.S. GAAP differences for derivatives now include any differences related to the SAR contract.

U.S. GAAP requires the Company to account for its stock appreciation rights granted to employees in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Under APB 25, the Company recognizes compensation expense for the plan based on the amount by which the quoted market value of the shares of the Company’s stock covered by the grant exceeds the exercise price of the rights. Compensation is accrued as a charge to expense over the vesting period based on current market values of the SAR at the end of each period. As of December 31, 2003, all shares under SAR totaling 72,208,948 were expired and cancelled.

g.	Employee Stock Options

Under ROC GAAP, there were no specific regulations with respect to the accounting for stock options prior to 2004. Effective from January 1, 2004, the Company is required to use either the fair value method or the intrinsic value method to account for its stock options. Under the fair value method, stock options are stated on the fair value calculated by pricing models such as Black-Scholes or binomial model. Under the intrinsic value method, stock options are recorded by the excess of the market price of the underlying shares at the grant date over the exercise price of the stock option. The fair value method is encouraged but not required. If the intrinsic value is used, the Company is required to disclose pro-forma net income and earnings per share assuming the fair value method is used. The Company has elected intrinsic value method in 2004 for purpose of accounting for its employee stock options.

Under U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for the Company.

Refer to Note 14 for the shares granted and the exercise prices under 2001 plan, 2002 plan, 2003 plan and 2004 plan.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 1.55%~1.68%; dividend yield of 0.00%; volatility factors of the expected market price of the Company’s common stock ranging from 0.55 to 0.575; and a weighted-average expected life of the option of 4.38 years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information is as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Net income (loss), as reported under US GAAP	(13,840,747)	(8,876,618)	(428,768)	(13,509)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(379,539)	(84,913)	(338,091)	(10,652)

Pro forma net income (loss)	(14,220,286)	(8,961,531)	(766,859)	(24,161)

Earnings (loss) per share (in dollars)

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Basic — as reported	(3.73)	(2.28)	(0.09)	—	*

Diluted — as reported	(3.73)	(2.28)	(0.09)	—	*

Basic — pro forma	(3.84)	(2.30)	(0.16)	—	*

Diluted — pro forma	(3.84)	(2.30)	(0.16)	—	*

*	Less than 0.01

A summary of the Company’s stock option activity and related information for the years ended December 31, 2003 and 2004 is as follows:

	As of December 31, 2003		As of December 31, 2004
	Options	Weighted-Average	Options	Weighted-Average
	(in thousand)	Exercise Price	(in thousand)	Exercise Price
Outstanding-beginning of year	239,685	NT$ 14.91	290,300	9.31
Granted	196,794	7.78	195,768	14.18
Exercised	—	—	—	—
Forfeited	(146,179)	16.40	(53,289)	10.83

Outstanding-end of year	290,300	9.31	432,779	11.21

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Weighted-average fair value of options granted for the year ended December 31, 2003 and 2004 was NT$4.48 and NT$6.59 per unit. The weighted average remaining contractual life of those options for the year ended December 31, 2003 and 2004 is 5.17 years and 5.29 years.

h.	Purchase and Sale of the Company’s Own Shares

Under R.O.C. GAAP, the net gain or loss resulting from the purchase and sale of the Company’s own shares for trading purposes are recorded as non-operating income or loss in the statements of operations. However, effective from January 1, 2002, purchases or sales of the Company’s own shares are treated as treasury stock transactions.

U.S. GAAP requires that if the Company acquires shares of its own capital stock for purposes other than retirement, the cost of the acquired stock should be shown separately as a deduction from the total of capital stock, additional paid-in capital, and retained earnings, or accorded the accounting treatment appropriate for retired stock. “Gains” on sales of the repurchased stock not previously accounted for as constructively retired should be credited to additional paid-in capital; losses should be charged to additional paid-in capital to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise the losses are charged to retained earnings.

i.	Gross Profit and Operating Income

Government subsidies for research and development, inventory loss provision and the reversal of bad debt expense are presented below the operating income subtotal in the statement of operations as permitted under R.O.C. GAAP. Under U.S. GAAP, the inventory loss provision is included in the determination of gross profit. The government subsidies for research and development and the reversal of bad debt expense are included in the determination of operating income.

j.	Investment in Equity Investees

Under R.O.C. GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of the investee acquired and the acquired net assets is charged to equity.

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

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the R.O.C.. Under R.O.C. GAAP the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under U.S. GAAP, the Company would measure its income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Under R.O.C. GAAP, a valuation allowance determined is less stringent than under U.S. GAAP.

Under U.S. GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under USGAAP, the Company’s valuation allowance for deferred tax assets amounted to NT$8,305,012 and NT$10,302,448 (US$324,589) as of December 31, 2003 and 2004.

l.	Research and Development Expense

On a R.O.C. GAAP basis, royalty expense for the Company is included in research and development expense. On a U.S. GAAP basis, royalty expense for the Company is included in selling expense or administrative expense depending on the nature of the expense. Accordingly, on a U.S. GAAP basis, research and development expenses were NT$3,443,456 in 2002, NT$2,535,259 in 2003, and NT$2,418,208 (US$76,188) in 2004, respectively.

m.	Reclassification of Capital Account to Accumulated Deficit

Under R.O.C. GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to cover up its accumulated deficit.

Under U.S. GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. For the year ended December 31, 2003, the Company reclassified NT$2,630,621 of its additional paid-in capital to accumulated deficit account. Under U.S. GAAP, this reclassification is eliminated.

n.	Convertible Debt Securities with Beneficial Conversion Feature

Under R.O.C. GAAP, there are no specific regulations with respect to the accounting for beneficial conversion features embedded in convertible securities.

Under U.S. GAAP, in accordance with EITF 00-27 “Application of EITF98-5 Accounting for Convertible Securities with Beneficial Conversion Features” (EITF 00-27), convertible securities with beneficial conversion features or contingently adjustable conversion ratios are recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount to be allocated should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The resulting discount on the convertible security is accreted, as interest expense, from the date the beneficial conversion feature is fixed to the stated redemption date.

o.	Goodwill

Under R.O.C. GAAP, goodwill is the excess of the investment cost over the fair value of acquired net assets. Goodwill is capitalized and amortized to the income statement over five to twenty years.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Under U.S. GAAP, goodwill acquired after June 30, 2001 shall not be amortized. Instead, it shall be tested for impairment at reporting unit level at least annually. Goodwill acquired before June 30, 2001 should be amortized through December 31, 2001 over its estimated useful life but not exceeding 40 years. Effective January 1, 2002, all goodwill are subject non-amortization provision as described above.

p.	Rights Issues and Earnings Per Share

Under R.O.C. GAAP, if a rights issue that is offered to employees contains a bonus element, basic and diluted EPS shall be adjusted retroactively for the bonus element for all periods presented. However, under U.S. GAAP, such retroactive adjustment is required for all rights issue containing bonus element, regardless whether the rights issuance is offered to employees or existing shareholders.

Under R.O.C. GAAP, earnings per share is retroactively adjusted for shares issued for employee bonuses. Under U.S. GAAP, shares issued for employee bonuses will affect the current period’s earnings per share only.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

The number of weighted average shares outstanding under U.S. GAAP is presented below:

	For the year ended December 31,
	2002	2003	2004
Number of common shares outstanding on January 1	3,359,342,613	3,691,276,875	4,430,251,943

Weighted average number of treasury stock	(32,228,400)	(46,023,152)	(46,023,152)

Capital reserve transferred to common stock (10%)	333,313,737	—	—
Bonds converted to common for the years ended December 31, 2003 (263,975,068 shares)	—	134,088,222	—

Issuance of common shares for cash on November 11, 2003 (475,000,000 shares*51/365)	—	66,369,863	—

Issuance of 525,000,000 common shares for Global Depositary Shares on April 5, 2004	—	—	388,729,508
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	—	—	61,669,886
Add: retroactive adjustment for bonus element included in the rights offering on November 3, 2003 (1.2462%)	45,616,253	47,098,159	—

Basic and dilutive weighted-average number of shares	3,706,044,203	3,892,809,967	4,834,628,185

q. Classification of Allowance for Prepayments and Long-lived Assets to be Abandoned

Under R.O.C. GAAP, except for bad debt allowance, allowance for assets is classified as non-operating expenses.

Under U.S. GAAP, allowance for prepayment and impairment of long-lived assets to be abandoned are classified as operating expenses.

Net income (loss) for U.S. GAAP purposes is reconciled as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Net income (loss) as reported under ROC GAAP	(11,356,663)	(8,197,745)	217,692	6,859
(a) Additional pension gain on an actuarial basis	2,696	2,696	2,696	85
(b) Plant capacity loss.	(527,987)	268,671	(257,565)	(8,115)
(c) (i)Unrealized (losses) gains on marketable securities	(16,516)	4,444	(21,659)	(682)
(ii)Other-than-temporary decline in value on marketable securities	(538,151)	—	(447,995)	(14,115)
(d) Derivative financial instruments:
(i) Net gains (losses) on derivative financial instruments held for trading purposes	449,041	(611,359)	229,867	7,242
(ii) Gain on embedded derivative in share purchase agreement	—	225,753	—	—
(e) Compensation cost recognized for stock appreciation rights (Note I)	93,190	—	—	—

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
(f) Adjustment for taxes	(1,946,357)	48,143	1,914	60
(g) Convertible debt securities with beneficial conversion feature		(617,221)	(155,746)	(4,907)
(h) Amortization of goodwill	—	—	2,028	64

Net income (loss) in accordance with U.S. GAAP	(13,840,747)	(8,876,618)	(428,768)	(13,509)
Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities	(20,511)	1,642,167	(1,519,910)	(47,886)
Change in translation adjustment	(53,125)	(30,182)	(127,670)	(4,022)
Reclassification adjustment for realized gains (losses) on available-for-sale securities	11,715	19,318	243,497	7,672

Comprehensive income (loss) in accordance with US GAAP	(13,902,668)	(7,245,315)	(1,832,851)	(57,745)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Per share amounts:
Basic net income (loss) per share	(3.73)	(2.28)	(0.09)	—	*

Diluted net income (loss) per share.	(3.73)	(2.28)	(0.09)	—	*

*Less than 0.01%

The diluted earnings per share calculation excludes the statement of operations impact of NT$413,809, NT$240,708 and NT$88,181 (US$2,778) related to the assumed conversion of convertible bonds into 374,454,410 weighted average shares, 659,968,955 weighted average shares and 61,094,172 weighted average shares for years 2002, 2003 and 2004 respectively. In addition, 1,996,820 and 32,379,507 weighted average shares assumed exercise of stock options for year 2003 and 2004 respectively were also excluded in the diluted earnings per share calculation. The impact of the assumed conversion and exercise of stock options has been excluded for year 2003 and 2004 due to the anti-dilutive effect.

Note I:	In 1999 and 2000, the Company granted its employees stock appreciation rights (SAR), which entitled the holder to a cash payment per share equivalent to the excess of the quoted market price of the shares of the Company stock over the exercise price of the right. During 1999, the Company granted 61,179,500 shares under the SAR plan. As of December 31, 1999, 967,500 shares had been forfeited and there were 60,212,000 shares outstanding. As of December 31, 2000, with the addition of 1,806,232 shares, there were 62,018,232 shares outstanding, including vested rights to 15,632,961 shares and unvested rights to 46,385,271 shares. As of December 31, 2001 there were 73,415,260 shares outstanding, which resulted from the forfeiture of 2,470,900 shares, the exercise of 3,868,880 shares and a stock dividend of 17,736,808 shares during the year. The 2001 outstanding shares also represent vested rights to 35,081,684 shares and unvested rights to 38,333,576 shares. As of December 31, 2002 there were 72,208,948 shares outstanding, which resulted from the forfeiture of 2,755,696 shares, the exercise of 5,316,670 shares and a stock dividend of 6,866,054 shares during the year. In April 2003, all the 72,208,948 shares were expired and cancelled.

The general terms of the SAR plan are as follows:

1.	Vesting period: 25% of the SAR granted are vested on August 1, starting August 1, 2000 and 2001, and the remaining 50% on August 1, 2002.

2.	Estimated grant price: The grant price is estimated in accordance with the SAR plan if the actual cost is not available. The Company’s management has the legal right to alter the grant price. Estimated grant prices after adjusting for the stock dividend in July 2002 are as follows:

NT$17.98 for SAR vested August 1, 2000, NT$33.86 for SAR vested August 1, 2001, NT$33.86 for SAR vested August 1, 2002.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Gross profit (loss) for U.S. GAAP purposes is reconciled as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Gross profit (loss) as reported under R.O.C. GAAP	(615,291)	(2,941,649)	4,387,976	138,248
Inventory loss (provision) reversal	(2,929,284)	1,185,227	918,545	28,940
Compensation cost recognized for stock appreciation rights	51,627	—	—	—

Pension gain on actuarial basis	2,696	2,696	2,696	85

Depreciation of idle assets	—	(49,869)	—	—

Impairment of idle assets	—	(41,661)	—	—
Plant capacity loss	(527,987)	268,671	(257,565)	(8,115)

Gross profit (loss) in accordance with U.S. GAAP	(4,018,239)	(1,576,585)	5,051,652	159,158

Operating income (loss) for U.S. GAAP purposes is reconciled as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Operating income (loss) as reported under R.O.C. GAAP	(6,826,718)	(7,683,989)	(348,688)	(10,986)
Compensation cost recognized for stock appreciation rights	93,190	—	—
Pension gain on actuarial basis	2,696	2,696	2,696	85
Government subsidy	2,286	5,125	18,125	571
Allowance for prepaid expenses	—	(334,971)	—	—
Depreciation of idle assets	—	(49,869)	—	—
Impairment of idle assets	—	(41,661)	—	—
Inventory loss (provision) reversal	(2,929,284)	1,185,227	918,545	28,940
Amortization of Goodwill	—	—	2,028	64
Plant capacity loss	(527,987)	268,671	(257,565)	(8,115)

Operating income (loss) in accordance with U.S. GAAP	(10,185,817)	(6,648,771)	335,141	10,559

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Shareholders’ equity for U.S. GAAP purposes is reconciled as follows:

	As of December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Shareholders’ equity as reported under R.O.C. GAAP	30,214,293	29,247,534	34,344,673	1,082,064
(a) Compensation cost recognized for stock appreciation rights	942,703	—	—	—
(b) Accrual for pension costs under actuarial method	(37,735)	(35,039)	(32,343)	(1,019)
(c) Net unrealized gain (loss) on available-for-sale securities	(224,047)	682,837	294,013	9,263
(d) Net loss on derivative financial instruments	(597,224)	(265,880)	(36,013)	(1,135)
(e) Goodwill on investment	(356)	(356)	2,028	64

(f) Additional tax on undistributed earnings	(1,946,357)	(1,898,214)	(1,896,300)	(59,745)

(g) Plant capacity loss	—	268,671	11,106	350

(h) Convertible debt securities with beneficial conversion feature		195,449	72,466	2,282

Shareholders’ equity in accordance with U.S. GAAP	28,351,277	28,195,002	32,759,630	1,032,124

Shareholders’ equity consists of the following:

	As of December 31,
	2003	2004
	NT$	NT$	US$
Common shares	44,027,583	50,352,963	1,586,420
Subscriptions received	274,936	—	—
Additional paid-in capital	14,616,667	14,963,703	471,446
Accumulated deficits	(31,356,226)	(31,762,382)	(1,000,705)
Accumulated other comprehensive income	1,814,560	410,477	12,932
Treasury stock	(1,205,131)	(1,205,131)	(37,969)
Reserves	22,613	—	—

	28,195,002	32,759,630	1,032,124

Accumulated other comprehensive income consists of the following:

	As of December 31,
	2003	2004
	NT$	NT$	US$
Unrealized gains (losses) on marketable securities	1,624,848	348,435	10,977
Cumulative translation adjustments	189,712	62,042	1,955

Total	1,814,560	410,477	12,932

Domestic and international components of pre-tax income (loss) are as follows:

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Domestic	(10,708,768)	(7,636,349)	(43,782)	(1,379)
International	(1,166,080)	(1,267,704)	(357,452)	(11,262)

Total	(11,874,848)	(8,904,053)	(401,234)	(12,641)

A reconciliation of the significant differences between the expected income tax expense (benefit) and the income tax expense (benefit) is as follows:

	For the year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Expected income tax expense (benefit)	(2,968,712)	(2,226,013)	(100,309)	(3,160)
Additional income tax due to different enacted tax rate under U.S.GAAP	(758,975)	674,687	(587,498)	(18,510)
Additional income tax assessed	—	—	—	—
Tax exemption	—	—	—	—
Tax credit forfeited (earned)	(1,405,069)	829,546	(294,120)	(9,267)
Change in valuation allowance	6,052,085	468,595	1,997,992	62,949
Net loss (gain) on long-term equity investment	122,200	317,135	43,884	1,383
Non-deductible employee bonus	—	—	—	—
Non-taxable net (gains) losses on financial instruments	(112,260)	250,707	98,883	3,115
Non-deductible compensation cost recognized for stock appreciation rights	(23,298)	—	—	—
Effect of rate change	1,066,033	(373,681)	(1,156,129)	(36,425)
Impact of industrial park reduced tax rates	—	—	—	—
Others, net	(5,749)	31,908	30,164	951

Income tax expense (benefit)	1,966,255	(27,116)	32,867	1,036

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Concentration of Risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. The Company’s revenues are derived primarily from the sale of mask ROMs and Flash. The Company’s other products include SLC, logic products and wafers. The Company distributes its products on a global basis but mainly to customers in Asia. The Company’s largest customer, Nintendo, and the Company’s largest three customers accounted for 22.67% and 30.15% of the Company’s total net sales, respectively, for the period ended December 31, 2004. The Company’s sales are primarily denominated in currencies other than N.T. Dollars, primarily U.S. Dollars and Japanese Yen.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts and notes receivable.

The Company maintains cash and cash equivalents with various financial institutions. Most of these financial institutions are located in the R.O.C. and Company policy is designed to limit exposure to any one institution.

Substantially all of the Company’s accounts receivable are due from companies in high technology industries located primarily in Asia. Further, as of December 31, 2003 and 2004, the three largest accounts receivable balances amounted NT$1,164,757 and NT$1,010,033 (US$31,822), respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables generally are due within 45 to 60 days.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Valuation and Qualifying Accounts

The following table summarizes the changes in the allowance for accounts and notes receivable (including related party receivable), inventory and royalty accruals:

	At December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Allowance for doubtful accounts:
Balance as at beginning of period	196,016	210,883	165,257	5,206
Bad debt expense (reversal)	14,918	(33,059)	787	25
Bad debts written off	(51)	(12,567)	—	—
Other adjustments	—	—	(767)	(24)

Balance at the end of the year	210,883	165,257	165,277	5,207

Allowance for inventory losses:
Balance as at beginning of period	3,243,666	5,751,735	4,380,019	137,997

Amount expensed during the period (reversal)	2,929,384	(1,185,227)	(923,686)	(29,102)
Write-off of inventories	(421,315)	(186,489)	(211,092)	(6,651)
Other adjustments	—	—	(3,026)	(95)

Balance at the end of the year	5,751,735	4,380,019	3,242,215	102,149

Royalty accruals:
Balance as at beginning of period	852,367	672,604	675,457	21,281
Amount expensed during the period	596,825	195,000	140,468	4,426
Payments made during the period	(776,588)	(192,147)	(132,007)	(4,159)

Balance at the end of the year	672,604	675,457	683,918	21,548

23.	Summarized Financial Information of Equity Investees

The following table presents summarized financial information in accordance with U.S. GAAP for equity investees with an ownership percentage between 20-50% as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004:

	At December 31,
	2003	2004
	NT$	NT$	US$
Current assets	215,390	435,455	13,719

Non-current assets	46,820	85,088	2,681

Current liabilities	176,643	167,460	5,276

Non-current liabilities	326	18,423	580

Total shareholders’ equity	85,241	334,660	10,544

	Year ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
Net sales	669,073	311,391	466,717	14,704

Sales less cost of sales	204,681	38,969	158,614	4,997

Net income (loss)	(191,905)	(284,591)	(154,804)	(4,877)

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

24.	New Accounting Pronouncements

U.S. GAAP

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities” (FIN 46), which requires the consolidation of certain entities considered to be variable interest entities (VIEs). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE’s expected losses or residual returns if they occur. In December 2003, the FASB published a revision to FIN 46 (FIN 46R) to clarify some of the provisions of the interpretation and to exempt certain entities from its requirements. The Company adopted FIN 46R for the year ended December 31, 2004. The Company did not have VIE for the year ended December 31, 2004.

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective for fiscal years ending after June 15, 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In November 2004, FASB issued FASB Statement No. 151, which amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. We expect to adopt Statement No. 151 on January 1, 2006. The adoption of this Statement is expected to increase cost of goods sold and reduce inventory balance on a USGAAP basis.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are currently evaluating the above methods of adoption.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. Had the company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 14 to our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29.” APB Opinion No.29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect this statement to have a material impact on the financial condition or results of operation.

R.O.C. GAAP

In December 25, 2003, the R.O.C. Accounting Research and Development Foundation issued

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)
(Amounts in thousands except share, per share, and percentage data)

Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments”, which is effective for financial statements with fiscal years ending on or after December 31, 2006. Early adoption of this statement is not allowed. This Statement requires that all financial instruments, excluding certain financial instruments specified in this statement, as either trading, available-for-sale or held-to-maturity. Debt securities owned with positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are purchased and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized holding gains and losses reported as part of net income. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities, which should be reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. In addition, all derivatives are required to be reported at fair value. The Company is currently evaluating the effect of the adoption of this statement.

In July 1, 2004, the R.O.C. Accounting Research and Development Foundation issued Statement of Financial Accounting Standards No. 35, “Accounting for Impairment of Assets”, which is effective for financial statements with fiscal years ending on or after December 31, 2005. This statement requires that impairment loss should be recognized whenever events or changes in circumstance indicate the carrying amount of an asset may be lesser than its recoverable amount. The Company is currently evaluating the effect of the adoption of this statement.

In December 9, 2004, the R.O.C. Accounting Research and Development Foundation issued the third revision for Statement of Financial Accounting Standards No. 5, “Accounting for Long-Term Equity Investment”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the statement requires that operating losses of investee evaluated under equity method be allocated between controlling and non-controlling interest until those losses exceed the non-controlling interest’s investment. In that event, the excess of any further losses are charged to the controlling interest except to the extent that the minority interest has a binding obligation to, and is able to undertake the losses. The Company does not expect this statement to have a material impact on the financial condition or results of operation.

In December 9, 2004, the R.O.C. Accounting Research and Development Foundation issued the first revision for Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the statement requires the Company to consolidate all investees under the control of the Company. Control is not only presumed when the parent company owns over 50% of voting rights of the investee but also evidenced by control under certain situations specified in this revised statement. In addition, the threshold for the determination of whether to consolidate an investee was revoked. Before the adoption of the revised statement, the Company was not required to file consolidated financial statements to SFC in Taiwan, as none of the investees of the Company pass the threshold for consolidation. However, after the adoption of this revised statement, the Company will be required to file the consolidated financial statements to SFC in Taiwan for the six-month periods ended June 30, 2005.