Form 20-F
period 2005-12-31
MACRONIX INTERNATIONAL CO LTD
filed 2006-07-17
CIK 1009680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 0-27884
(CHINESE CHARACTER)
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
As of December 31, 2005, 2,912,305,991 Common Shares were outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐      Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

SUPPLEMENTAL INFORMATION AND EXCHANGE RATES
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
     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references herein to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “N.T. dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in N.T. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of NT$32.80 = US$1.00. On June 20, 2006, the noon buying rate between New Taiwan dollars and United States dollars was NT$32.56 = US$1.00. See “Item 10. Additional Information — D. Exchange Controls”. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and no representation is made that the New Taiwan dollar or United States dollar amounts referred to herein could have been or could be converted into United States dollars or New Taiwan dollars, as the case may be, at any particular rate, the above rates or at all.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected income statement data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis. Certain accounts in the selected balance sheet data as of December 31, 2001, 2002, 2003 and 2004 have been reclassified to conform with the presentation of the current period as of December 31, 2005.
     The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and the related notes included in this annual report, “Item 8. Financial Information” and “Item 5. Operating and Financial Review and Prospects”. Our consolidated financial statements are prepared and presented in accordance with R.O.C. GAAP and R.O.C. reporting practices. For a discussion of certain differences between R.O.C. GAAP and U.S. GAAP, see note 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,
	2001	2002(Note)	2003(Note)	2004(Note)	2005	2005
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
	(in millions except per share and ADS data)
Consolidated Income Statement Data:
R.O.C. GAAP
Net sales revenue	21,747	16,492	17,712	23,380	18,908	576.5
Cost of goods sold	(11,674)	(17,105)	(20,657)	(18,990)	(18,666)	(569.1)
Less: Unrealized profit as of December 31,	—	(2)	3	(1)	—	—
Realized gross profit (loss)	10,073	(615)	(2,942)	4,388	242	7.4
Operating expenses	(6,557)	(6,212)	(4,742)	(4,737)	(5,116)	(156.0)
Operating income (loss)	3,516	(6,827)	(7,684)	(349)	(4,875)	(148.6)
Total other income	1,356	466	1,877	1,619	1,197	36.5
Total other expenses	(4,795)	(4,976)	(2,370)	(1,023)	(3,205)	(97.7)
Income (loss) before taxes and minority interest	77	(11,337)	(8,177)	247	(6,882)	(210.0)
Income tax benefit (expense)	(943)	(20)	(21)	(35)	(215)	(6.6)
Income (loss) before minority interest	(866)	(11,357)	(8,198)	212	(7,098)	(216.4)
Minority interest loss	—	0.4	0.3	5	70	2.1
Net Income (loss)	(866)	(11,357)	(8,198)	218	(7,027)	(214.2)
Net income (loss) per share — basic (1)	(0.40)	(5.32)	(3.65)	0.08	(2.41)	(0.07)
Net income (loss) per share — diluted (1)	(0.40)	(5.32)	(3.65)	0.08	(2.41)	(0.07)
U.S. GAAP
Gross profit (loss)	6,598	(4,018)	(1,576)	5,052	688	21.0
Operating income (loss)	(2,263)	(10,186)	(6,614)	335	(4,356)	(132.8)
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(3,842)	(13,674)	(8,027)	(469)	(4,636)	(141.3)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(1.79)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(1.79)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Net income (loss) (2)	(4,463)	(13,674)	(8,027)	(469)	(4,636)	(141.3)
Net income (loss) per share—basic (3)	(2.07)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Net income (loss) per share –diluted (3)	(2.07)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Balance Sheet Data:
R.O.C. GAAP
Total current assets	25,358	21,301	21,002	21,706	20,027	610.6
Net property, plant and equipment	39,562	40,029	32,600	27,993	16,202	494.0
Total assets	71,693	67,450	59,919	54,396	45,604	1,390.4
Total current liabilities	9,016	17,687	18,717	9,449	10,664	325.1
Long-term liabilities	19,533	19,549	11,954	10,602	6,180	188.4
Total liabilities	28,549	37,236	30,671	20,051	16,844	513.5
Total shareholders’ equity	43,144	30,214	29,248	34,344	28,558	870.7
U.S. GAAP
Total current assets	26,646	21,037	21,398	21,716	19,832	604.6
Total assets	72,979	65,509	59,200	52,807	46,220	1,409.1
Total current liabilities	10,152	18,127	18,986	9,445	10,699	326.2
Total liabilities	29,679	36,991	31,051	20,052	16,877	514.5
Total shareholders’ equity	43,300	28,518	28,149	32,755	29,264	892.2
Other Data:
R.O.C. GAAP
Capital expenditures	9,078	8,975	1,606	2,554	1,595	48.6
Depreciation and amortization	8,006	8,742	9,287	7,562	7,253	221.1
Net cash provided by operating activities	9,209	217	1,484	5,987	4,397	134.1
Net income (loss) per ADS — basic	(4.0)	(53.2)	(36.5)	0.80	(24.1)	(0.70)
Net income (loss) per ADS — diluted	(4.0)	(53.2)	(36.5)	0.80	(24.1)	(0.70)
Number of common shares outstanding (weighted, as adjusted) (4)	2,157	2,140	2,272	2,822	2,912	2,912
Stock dividend per common share (5)	30%	10%	—	—	—	—

Note = 2002, 2003 and 2004 US GAAP data were restated.

(1)	Retroactively adjusted for our capital reduction in 2006 and all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under R.O.C. GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares, derivative contracts, plant capacity loss, other-than-temporary decline in value on marketable securities, and convertible debt securities with beneficial conversion features. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in an additional expense of NT$4,273 million in 2001, no additional expense or income in 2002 and 2003, 2004 and 2005. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in additional income of NT$228 million in 2001, additional income of NT$616 million in 2002, additional expense of NT$379 million in 2003, additional income of NT$34 million in 2004 and additional expense of NT$32 million (US$1.0 million) in 2005. The difference in accounting treatment with respect to plant capacity loss under the two accounting principles resulted in an additional income of NT$528 million in 2001, an additional expense of NT$528 million in 2002, and additional income of NT$269 million in 2003, an additional expense of NT$258 million in 2004 and additional income of NT$0.4 million (US$0.01 million) in 2005. The difference in accounting treatment with respect to other-than-temporary decline in value on marketable securities under the two accounting principles resulted in an additional expense of NT$646 million in 2001, an additional expense of NT$538 million in 2002, no additional expense or income in 2003, an additional expense of NT$448 million in 2004 and additional income of NT$1,326 million (US$40.4 million) in 2005.

(3)	Retroactively adjusted for our capital reduction in 2006, all subsequent stock dividends and employee bonuses declared. See note 22 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for our capital reduction in 2006, any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.
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
Risks Relating to Our Company
We recorded gross, operating and net losses in 2003 and 2005. Future losses could materially adversely affect the value of your investment.
     The semiconductor industry was in a severe and protracted downturn that began in the second half of 2000 and continued through the first half of 2003, resulting in a drop in demand and general decline in the average selling prices of our products. For 2003, we recorded a gross loss of NT$2,942 million, an operating loss of NT$7,684 million and a net loss of NT$8,198 million. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry experienced another downturn that began in the second half of 2004 and continued throughout 2005. For 2004, we recorded a gross profit of NT$4,388 million, an operating loss of NT$349 million and net income of NT$218 million. For 2005, we recorded a gross profit of NT$242 million (US$7.4 million), an operating loss of NT$4,875 million (US$148.6 million) and net loss of NT$7,027 million (US$214.2 million). However, under U.S. GAAP, we recorded net losses of NT$7,148 million, NT$469 million and NT$4,636 million (US$141.3 million) in 2003, 2004 and 2005, respectively. We cannot assure you that we will not incur gross, operating and net losses for the full year 2006.
     Primarily as a result of the net loss in 2003 and 2005, as well as the net income in 2004, we incurred interest expense of NT$974 million, NT$582 million and NT$277 million (US$8.4 million) in 2003, 2004 and 2005, respectively. The net investment loss was NT$717million in 2003 and NT$1,237 million (US$37.7 million) in 2005, as well as net investment gain was NT$230 million in 2004, respectively. The shareholders’ equity declined by 3.2% in 2003 to NT$29,248 million, increased by 17.4% in 2004 to NT$34,344 million in 2004, and decreased by 16.9% to NT$28,558 million in 2005.
     In addition, we cannot assure you that these losses will not occur again or increase. If we record losses in the future, the value of your investment may be materially and adversely affected.
Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue.
     In 2003, 2004 and 2005 our net sales to Megachips Corporation (“Megachips”), which resells our products to Nintendo, aggregated NT$4,257 million, NT$5,240 million and NT$5,511 million (US$168 million), respectively, or 24.0%, 22.4% and 29.2%, respectively, of our net sales revenue in those periods. Unit sales volumes or prices of Mask ROMs and other products sold through Megachips to Nintendo may fluctuate significantly depending on the products offered by Nintendo and its need for our products. Nintendo faces competitive pressure in the electronics entertainment market, which is characterized by frequent new product introductions and rapidly shifting consumer preferences. In particular, Nintendo’s Dual Screen handheld gaming devices (“DSD”) platform (which uses or Mask ROM products) faces competition from Sony’s PSP portable gaming device. Nintendo may not continue to place orders with us in the future at the same levels as in prior periods or at all. The loss of Nintendo as a customer, delayed or reduced orders by Nintendo, decreases in product prices or significant changes in delivery schedules to Nintendo could materially and adversely affect our business, financial condition and results of operations. In addition, any negative development in the relationship between us and Megachips or the relationship between Nintendo and Megachips could harm our sales to Nintendo.
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
     In 2006, we have been or will also be required to pay short-term debt and notes in the aggregate principal amount of approximately NT$1,894 million (US$57.7 million) and repay the principal and current portion of long-term debt and capital lease obligations in the aggregate principal amount of NT$4,635 million (US$141.3 million). In addition, we also have obligations under contracts, which we have entered into for goods and services and for other purposes, which require us to make minimum payments for our day-to-day business operations of approximately NT$4,135 million (US$126.1 million) in 2006.
     If our cash flow from operations are not sufficient, we may not be able to meet these payment obligations when due. At December 31, 2005, we had NT$11,134 million (US$339.4 million) of unrestricted cash and cash equivalents. We cannot assure you that we will be able to finance any of these payment obligations by using our current loan facilities or other means of financing. We have available to use short-term and medium-term loans under which we may drawdown up to an additional principal amount of NT$4,089 million (US$124.9 million) as of May 31, 2006. We cannot assure you that any alternate means of financing, if necessary, will be available to us on acceptable terms or at all. Further, our ability to repurchase the outstanding debt securities may also be limited by applicable law as well as the terms of our other outstanding indebtedness. See “— Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations”.

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
     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. Our loan agreements contain covenants that require us to maintain specified debt to equity ratio and ratio of current assets to current liabilities. In November 2003, we sold 475,000,000 new common shares for cash to increase shareholders’ equity pursuant to a share offering in Taiwan, and in April 2004, we issued 13,125,000 GDS representing 525,000,000 new common shares. Had we not conducted the share and GDS offerings, we would have had difficulty in meeting the debt to equity ratio contained in our loan covenants as of the end of 2003 and 2004. In February 2006, we cancelled 2,079,474,542 common shares at the book value of NT$20,794 million to offset accumulated deficits in order to improve our financial structure.
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
     The semiconductor industry is highly cyclical. Economic downturns historically have caused reduced product demand, rapid declines in product prices, low capacity utilization and production over-capacity. Between the second half of 2000 and the first half of 2003, the semiconductor industry was adversely affected by the sudden and rapid decline in worldwide demand for electronic products such as personal computers, computer peripherals, consumer electronics and other communications devices. As such, electronics systems and applications companies drastically reduced their orders for semiconductor devices to avoid further inventory accumulation. The severe and protracted downturn throughout 2001, 2002 and the first half of 2003 resulted in a serious deterioration in the average selling prices of, as well as demand for, most of our products and materially adversely affected our operating results and financial condition. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry experienced another downturn that began in the second half of 2004 and continued through 2005. While conditions in the semi-conductor industry have improved in 2006, we cannot predict when or whether the industry will recover. Even if the industry recovers, our product prices, sales volumes and margins may continue to be adversely affected during future cyclical downturns and our business, financial condition and results of operations may suffer accordingly.
Our results of operations fluctuate significantly, which may affect the value of your investment
     Our historical net sales revenue and other results of operations have varied, at times significantly, from quarter–to–quarter and from year –to–year. For example, we had a net loss under R.O.C. GAAP of NT$8,198 million in 2003, a net income of NT$218 million in 2004 and net losses of NT$7,027 million (US$214 million) in 2005. Our future net sales revenue, gross profit (loss), operating income, net income (loss) and more generally, our business and results of operations, may vary significantly due to a combination of many factors, including:
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
     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere principally related to the semiconductor industry. As a result of market downturns, many of our invested companies experienced significant declines in their operating results. This in turn caused us to incur substantial investment losses as well as a reduction in the value of our equity interests in these companies. We incurred a net investment loss (which include losses under our equity derivative contract which had our common shares as the underlying reference securities) and net loss from equity investments of NT$825 million in 2003, NT$155 million in 2004 and NT$1,626 (US$49.6 million) in 2005. Any further significant losses from our investments in the future may materially and adversely affect our financial condition and results of operations.
As we depend on Mask ROM and Flash sales for a substantial portion of our revenue, a significant decrease in Mask ROM or Flash sales or average selling prices could result in the loss of a significant portion of our revenue.
     In 2003, 2004 and 2005 our Mask ROM net sales were NT$7,464 million, NT$8,373 million and NT$8,712 million (US$265.6 million), respectively, or 42.1%, 35.8% and 46.1% respectively, of our net sales revenue in those periods. In 2003, 2004 and 2005 our Flash net sales were NT$5,810 million, NT$10,715 million and NT$6,870 million (US$209.5 million), respectively, or 32.8%, 45.8% and 36.3%, respectively, of our net sales revenue in those periods.
     Historically, most of our Mask ROM products have been used in video game cartridges. Competing technological alternatives, such as CD-ROMs, DVD-ROMs, magnetic disks and telephone-linked and internet databases, have been adopted by some video game machine producers for some applications. For example, Nintendo, which is our largest customer, migrated in 2001 to a game platform that utilized a DVD-ROM-based storage system. Nintendo is one of our major customers and accounted for 48.8%, 56.2% and 61.8% of our net Mask ROM sales in 2003, 2004 and 2005 respectively. We are seeking to sustain our Mask ROM sales volume by diversifying our customer base to include telecommunications, handheld computing and information devices and office automation equipment manufacturers and expanding the base of devices that may use Mask ROM. We cannot assure you, however, that these initiatives will be successful. Further, there has been an overall shrinkage of the Mask ROM market as products move away from using Mask ROM technologies to competing technologies, in particular Flash. We also expect that our Mask ROM sales will continue to decline for the foreseeable future, although we believe that due to our market position we will continue to be one of the major providers of Mask ROM products.
     The Code Flash products market, in which our Flash products compete, is dominated by large players, including Spansion LLC. (“Spansion”, which is owned by AMD and Fujitsu), Intel Corporation (“Intel”), Sharp Corporation (“Sharp”) and STMicroelectronics NV (“STMicroelectronics”), all of which may have greater financial and other resources than our company. If we are unable to compete effectively in the Code Flash products market, our business and operating results will suffer. In addition, due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into the first half of 2005. Although the average selling prices for our Flash products remained at the same level since the second half of 2005, we cannot guarantee that the average selling prices for our Flash products will increase in the future. We also do not produce NAND Flash products and thus do not benefit from the growth in the NAND Flash market.
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
     Our operations are characterized by relatively high fixed costs, such as depreciation, and we expect this to continue. Our profitability depends not only on absolute pricing levels for our products, but also on utilization rates for our equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since per-unit costs generally decrease as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins during such periods. This occurred in 2001, 2002, the first half of 2003 and the first quarter of 2005. Although our capacity utilization rates improved in 2004 and 2005, except in the first quarter of 2005, we cannot assure you that we will be able to achieve or maintain profitability if we cannot consistently achieve or maintain relatively high capacity utilization rates. Furthermore, high capacity utilization rates in the absence of high demand could result in inventory buildup and obsolescence, which may result in write-downs of inventory.
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
     We expect to purchase a significant amount of additional equipment from time to time to continue to improve our technology and manufacturing processes. The market for our equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. In addition, we do not have binding supply agreements with any of our suppliers and acquire our equipment on a purchase order basis, which exposes us to substantial risks when market conditions change. As a result, if we are unable to obtain equipment and upgrade our technology in a timely manner and at a reasonable cost, we may not be able to compete effectively and fulfill our customers’ requirements, which could adversely affect our growth prospects as well as our financial condition and results of operations.
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
     Our consolidated financial statements are prepared under R.O.C. GAAP, which differ in many significant respects from U.S. GAAP. For example, R.O.C. GAAP does not require the recognition of the value of shares distributed as bonuses to employees when calculating net income, and R.O.C. GAAP and U.S. GAAP differ in some important respects in accounting for gains and losses on derivative financial instruments. Largely as a result of the differences in accounting for employee bonuses in the form of our common shares, derivative instruments and convertible debt securities with beneficial conversion features, we reported under U.S. GAAP net loss of NT$7,148 million in 2003, NT$469 million in 2004 and NT$4,636 million (US$141.3 million) in 2005, as compared to, under R.O.C. GAAP, net loss of NT$8,198 million in 2003, net income of NT$218 million in 2004 and net loss of NT$7,027 million (US$214.2 million) in 2005. See note 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
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
Political and Economic Risks
Strained relations between the R.O.C. and the P.R.C. could adversely affect our business and the market value of your investment.
     Our principal executive offices and most of our assets are located in, and most of our revenue is derived from, our operations in Taiwan. The R.O.C. has a unique international political status. The People’s Republic of China (“P.R.C.”) asserts sovereignty over all of China, including Taiwan. The P.R.C. government does not recognize the legitimacy of the R.O.C. government. Although significant economic and cultural relations have been established in recent years between the R.O.C. and the P.R.C., relations have often been strained and the P.R.C. government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the R.O.C. Relations between the R.O.C. and the P.R.C. have been particularly strained in recent years. Occasional speeches and statements by President Chen Shui-Bian hinting at independence issues and reactions of Chinese officials to these speeches and statements have increased tensions between the R.O.C. and the P.R.C.. In March 2005, the P.R.C. passed an anti-secession law which sanctions the use of force against the R.O.C. if the R.O.C. formally declares its independence. Past developments in relations between the R.O.C. and the P.R.C. have on occasion depressed the market price of the securities of R.O.C. companies. Relations between the R.O.C. and the P.R.C. and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our securities.

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
     A substantial portion of our net sales revenue is derived from sales from Taiwan to customers located outside Taiwan. In 2003, 2004 and 2005 export sales from Taiwan to our customers outside Taiwan accounted for 67.9%, 66.5% and 70.2% respectively, of our net sales revenue. We expect sales to customers outside Taiwan to continue to represent a significant portion of our net sales revenue. Accordingly, our financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic or social developments in or affecting the countries in which we sell our products that are not within our control. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. These disruptions in the international trading environment affect the demand for our products and the terms upon which we sell our products overseas, which may significantly reduce our international sales and revenue.
The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan.
     Our common shares are listed on the Taiwan Stock Exchange. The trading price of our common shares may be affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past decade, the Taiwan Stock Exchange Index peaked at 10,202 in February 2000 and subsequently fell to a low of 3,446 in October 2001. During 2005, the Taiwan Stock Exchange Index peaked at 6,575.53 on December 29, 2005 and reached a low of 5,632.97 on October 28, 2005. During 2005, daily closing prices of our common shares ranged from NT$5.19 per share on September 22, 2005 to NT$12.33 per share on January 3, 2005. On June 9, 2006, the Taiwan Stock Exchange Index closed at 6,444.63 and the daily closing value of our common shares was NT$7.39 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the P.R.C. are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could decrease the market prices and liquidity of our common shares, ADSs and GDSs.
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
     The average daily trading volumes for our common shares and ADSs have fluctuated greatly in the past. During 2005, the daily trading volume of our common shares ranged from approximately 8,664,000 to approximately 139,694,000 shares. During the same period, the average daily trading volume of our ADSs ranged from approximately 58,000 units to approximately 51,027 units. Since our

GDSs began trading in April 2004, trading of our GDSs has been extremely illiquid, and underlying common shares have been withdrawn with respect to a very substantial majority of our GDSs. As of May 31, 2006, GDS holders representing over 99.64% of our GDSs issued in April 2004 have withdrawn from our GDS program and converted their GDSs to common shares. We cannot assure you that the liquidity of our common shares or ADSs will be maintained or enhanced and expect that trading in our GDSs will continue to be extremely illiquid. Market prices of technology companies’ shares have been and continue to be extremely volatile. As a result, volatility in the price of our common shares, ADSs and GDSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results.
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
     Under R.O.C. law and regulations, citizens of the P.R.C. are not permitted to hold our common shares.
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
     Furthermore, pursuant to the R.O.C. Foreign Exchange Control Law, the Executive Su of the R.O.C. government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among others, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.
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
     In order to improve our financial structure and to offset accumulated deficits, at a Provisional Meeting of Shareholders held on November 16, 2005, our shareholders approved the cancellation of 2,079,474,542 shares amounting to NT$20,794,745. The effective date of the cancellation was February 16, 2006. On February 17, 2006, we issued 100,000 new shares in a private placement at NT$8.07 per share.
     Our contact information is:

•	Business address:	No. 16 Li –Hsin Road, Science Park Hsinchu, Taiwan, Republic of China
•	Telephone number:	(8863) 578-6688
•	Website:	www.macronix.com

Capital Expenditures
     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Increases in property, plant and equipment amounted to NT$1,606 million, NT$2,554 million and NT$1,595 million (US$48.6 million) in 2003, 2004 and 2005, respectively. The following table sets forth our capital expenditures for 2003, 2004 and 2005.

	Year ended December 31,
	2003	2004	2005
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	88	358	134
Fab II	228	92	875
Fab III	834	1,652	0
Others	456	452	586

Total	1,606	2,554	1,595

     These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. See “Item 4. Information on the Company – D. Property, Plant and Equipment”.
     In 2005, our capital expenditures consisted primarily of residual payments following the completion of the construction of the shell of Fab III and investments to expand the SLC capacity of Fab I under our “Evergreen plan”. We believe that we will have sufficient resources available to meet our planned capital expenditure requirements in 2006. In April 2006, we sold Fab III, along with a clean room and certain adjunctive facilities and equipment, to Powerchip Semiconductor Corporation, as we did not have immediate plans to utilize Fab III. As part of the sale, Powerchip agreed to supply sufficient 12-inch wafer production capacity. We purchase these wafers for our advanced process technology development.
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
     The components of our strategic initiatives are as follows:
Maintain our leadership in Mask ROM and develop the market for one-time programmable memory products
     Although the Mask ROM market has been declining, it remains the preferred low-cost, high-volume solution for certain applications (such as portable game devices) and hence continues to be an important segment of our business. We have been able to increase our market share in the Mask ROM segment over time while maintaining relatively strong margins in spite of declining average selling prices.
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
     In the future, we expect Mask ROM and/or one-time programmable memory products, to continue to play an important role in our business, and that XtraROM will progressively replace Mask ROM if we are successful in developing one-time programmable memory products based on 4 bit per cell NBit technology. We plan to continue to focus on maintaining our competitiveness in the ROM segment by improving our technology capabilities as well as introducing new applications for Mask ROM and XtraROM, including, in particular, digitally stored content for mobile and handheld devices.

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
     In the near term, we plan to focus on medium-density Code Flash products using advanced manufacturing processes, and reduce line widths and die sizes, to develop cost-effective solutions. Our research efforts currently include the development of 0.13 micron process technology for Code Flash products. We are also seeking to shrink die sizes through redesigning our 0.15 micron Flash products.
Leverage our competitive position in the non-volatile memory market to effectively cross-sell and diversify our product mix and customer base
     As one of the world’s leading manufacturers of Mask ROMs, we are able to provide our customers with a cost-effective means to procure large volumes of capacity in a relatively short time frame. Our Mask ROM business has therefore been critical to our efforts in developing relationships with, and eventually cross-selling other products to, some of our key customers. For example, we have successfully sold Flash, SLC and SOC products to Nintendo, which originally began as a customer for our Mask ROM products only.
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
     However, in light of the capital-intensive nature of semiconductor manufacturing, we plan to continue to explore ways to align our product portfolio with our manufacturing capabilities. For example, while we have already migrated Fab I to 0.32 micron process technology for certain chips, in order to maintain profitability at Fab I and minimize the amount of new investment required, we have initiated an “Evergreen plan”. This allocates to Fab I manufacturing of products that do not require leading edge technologies, such as certain of our SLC and SMS products, including high voltage, microelectronic-mechanical system, or MEMS, LCD driver IC chipsets and embedded ROM products.
     As an example of our efforts in managing capacity constraints, we outsource some of our wafer production requirements to Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) in Taiwan and Tower Semiconductor Limited (“Tower Semiconductor”) in Israel.
Our Business Groups
     We currently organize our operations into two strategic business units, namely, our Microelectronics and Memory Solution Group and our Integrated Solution Group. Our Microelectronics and Memory Solution Group is primarily responsible for the management and operation of our business relating to our non-volatile memory products, such as Mask ROM, Flash and EPROM products, and for SMS products. Our Integrated Solution Group is responsible for the management and operation of our business relating to SLC products. We intend to spin-off our Integrated Solution Group, initially into four wholly-owned subsidiaries, by the end of the year, focusing on Mobile Audio, Base Band, Mobile Payment and Design Service, respectively.
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
Our Products and Services
     The following table sets forth our main products, their characteristics and applications, and the percentage of net sales revenue represented by these products and services in 2003, 2004 and 2005:

			% of net sales revenue
			Year ended December 31,
Product	Characteristics	Applications	2003	2004	2005
Microelectronics and Memory Solution Group:
Mask ROM	Not re-programmable	Games, PDAs, word processors, printers, fax modems, VCDs, cellular phones, STBs	42.1	35.8	46.1
Flash	Re-programmable within the application system	PDAs, digital cameras, STBs, Web TVs, DVD players, optical disk drive products Fax modems, VCDs	32.8	45.8	36.3
EPROM	Re-programmable outside the application system using industrial processors	STBs, Internet applications, CDs	1.7	0.7	0.1
SMS	Value-added services	DVDs, microcontrollers with embedded Flash technology	13.3	7.4	8.8
Integrated Solution Group:
SLC	Highly integrated system- on-a-chip solutions featuring embedded Flash technology	Cellular phones, flat panel displays, digital still cameras, smart cards, PDAs, electronic dictionaries, digital audio products	7.3	7.6	6.3
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
     We have developed, and began to ship from the end of 2004, 64Mb, 128Mb and 256 Mb one-time programmable memory products based on 2 bit per cell NBit technology, which we term as XtraROM. In addition, we have lunched pilot programs for 512Mb and 1Gb one-time programmable memory products. Our XtraROM can be electrically programmed in a similar manner to EPROMs, which allows our customer turnaround time to be reduced from weeks for Mask ROM to a few days for XtraROM. In the future, we expect that XtraROM will progressively replace Mask ROM if we are successful in developing one-time programmable memory products based on 4 bit per cell NBit technology.
     The following table provides an overview of our principal Mask ROM and XtraROM products, and the percentage of net Mask ROM and XtraROM sales revenue represented by these products in 2003, 2004 and 2005:

		% of our net Mask ROM and
		XtraROM sales
		Year ended December 31,
Density	Sample applications	2003	2004	2005
512 Mb(1)	Games, entertainment	0.7	3.9	17.0
256 Mb(1)	Games, memory cards	4.7	15.4	23.6
128 Mb(1)	Games, PDAs	28.7	32.7	19.0
64Mb	Word processors, games, PDAs, STBs, databanks, printers	38.5	21.4	23.3
32 Mb	Games, DVDs, data communications	15.3	13.0	9.0
16 Mb	Games, word processors	6.7	9.0	5.1
8 Mb	Sound cards, data banks, BIOS, games, sound cards	4.2	3.9	2.3
4 Mb	PHSs, data banks, games	0.9	0.4	0.6
Other	Pages, data banks, STBs, BIOS, games, word processors, networking	0.3	0.1	0.1

(1)	Includes XtraROM products.
     Competition. The Mask ROM industry is highly competitive. Our major competitors include Oki, NEC and Hynix.
We believe that with our relative flexibility in adjusting our product mix and allocating our capacity in Fab II and pursuant to our agreement with Powerchip to purchase 12-inch wafers, we should be well positioned in the Mask ROM market over the next few years. In the future, we plan to increase our emphasis on high-density Mask ROM products for use in the games industry, as well as to explore the demand for applications in other industries to increase demand for our Mask ROM products.
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
Flash
     We currently focus on medium-density Flash products to take advantage of cost efficiencies. We seek to increase the cost-effectiveness and our focus on higher density Flash products in the near future in order to increase our market share and to improve our gross margins.
     Applications. Applications for Flash products range from a wide variety of portable, home and industrial electronic devices. Flash is particularly suited for applications in handheld devices, as it has the combined benefits of portability, high-density and lower power consumption. Flash products are also used in various audio products, such as digital answering machines, mobile telephone systems, MP3 players, networking devices, digital cameras and personal computer motherboards.

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
     We produce our proprietary PAC-AND design architecture for 0.15micron process technology, and focus our resources on the development of products based on NBit technology and the mainstream ETOX (EPROM tunnel oxide) design. Our research efforts currently include the development of 0.13micron process technology for NOR Flash products based on mainstream ETOX technology, and we seek to achieve this in 2006.
     To support massive content storage as required by the handheld game or portable devices like e-dictionary and portable multimedia players, we have successfully developed a core technology to achieve two-bit-per-cell operation based on a novel technology licensed from Saifun Semiconductor Ltd. (“Saifun”), known as the NROM technology. Such technology has the advantage of simple process steps and reduced cell size that result in high-yielding and low cost products. We have established “XtraROM” as the unique trade mark of the NROM product family and it has been well accepted by major customers like Nintendo and Pachinko.
     See “Item 5. Operating and Financial Review and Prospects — Intellectual Property”. This technology enjoys significant advantages over conventional “floating gate” devices, requiring simpler masking steps and allowing smaller bit size and die size and production cost efficiencies. We achieved Flash standard specifications and introduced 64Mb Code Flash products based on two bit per cell and 0.25 micron process technology in the second half of 2004.
     The following table provides an overview of our principal Flash products and the percentage of Flash memory net sales revenue represented by these products in 2003, 2004 and 2005:

		% of our net Flash memory sales
		Year ended December 31,
Density	Sample applications	2003	2004	2005
256 Mb	Games	—	—	0.3
128 Mb	Games	0.3	0.5	0.7
64 Mb	Games, printers, STBs	14.9	5.3	11.1
32 Mb	Printers, PDAs, digital still cameras, ADSL products	14.2	18.7	24.1
16 Mb	STBs, communication boxes, printers, musical devices, games, web TVs, cellular phones	22.3	29.1	31.2
8 Mb	DVD Players, STBs, ISDN boxes	14.4	25.3	17.4
4 Mb	BIOS, CD R/W drives, cable modems	21.3	17.1	11.8
2 Mb	BIOS, HDDs, CD R/W drives, communication boxes	4.5	1.5	2.0
1 Mb	BIOS, HDDs, games, DVD-ROM drives	7.3	2.1	1.1
Other	BIOS, HDDs, games	0.9	0.3	0.3
     Competition. The Flash market has been characterized by long production cycles, complex processes, competing technologies and intense overall competition. Currently, the market for Code Flash products, in which our Flash products compete, is dominated by Spansion, Intel, Sharp and STMicroelectronics. We believe our global market share for Code Flash products has been increasing in recent years. However, due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into 2005. This decline stabilized in the first quarter of 2006. We plan to focus on higher density Flash products in the future in order to further increase our market share and to improve our gross margins.
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
     Competition. While EPROMs remain viable mainly for applications requiring low-cost solutions, Flash products have begun to replace EPROM in certain applications as the prices of Flash products have declined. In addition, over the last few years, as the long-term outlook for the EPROM market has weakened, industry production has declined. For example, Advanced Micro Devices, Intel, National Semiconductor Corporation and Texas Instruments Incorporated have all reduced EPROM production during the last few years. Our revenues from EPROM have been declining for more than the past five years.
Strategic Manufacturing Services
     We focus on providing value-added foundry services, which center on providing application-specific solutions to our strategic customers. We use our strategic manufacturing services to develop customer relationships with these strategic customers.
     Competition. We do not plan to compete with foundries with respect to these services, and provide strategic manufacturing services to selected strategic customers primarily to complement our other services.
Integrated Solution Group
     The principal products of our integrated solution group are SLC and multimedia products. In 2001, we extended our expertise from the non-volatile memory market into the logic area by combining SLC products with embedded memory to offer comprehensive system solutions to our customers. Unlike with memory products, our emphasis on SLC and multimedia products is centered more on product design than on fabrication. One of the responsibilities of our integrated solution group is to coordinate and integrate our development efforts of our integrated solution group with those of our subsidiaries and strategic investment entities by which enable use to focus on identified platforms such as cellular phones. Some of our solutions have therefore been primarily or jointly developed by our subsidiaries or strategic investments entities. For example, Magic Pixel, our previous subsidiary, in which we still hold a 44.9% interest, developed some of our multimedia-related solutions, such as digital still camera controllers, LCD controllers and camera phone controllers, and Biomorphic Microsystems Corporation, one of our subsidiaries, developed some of the integrated circuit components in our CMOS sensor camera module used in cellular phones.
     We intend to spin-off our Integrated Solution Group, initially into four wholly-owned subsidiaries, by the end of the year, focusing on Mobile Audio (which will include speech processors, sound generator chips and audio processors for cellular phones and other audio applications), Base Band (which will offer GSM and GPRS solutions for cellular phone-related applications), Mobile Payment (which includes SIM Card IC, microcontroller and portable LCD solutions) and Design Service (which will create and operate front and back-end design service environments for IC product design customers) , respectively.
     In the past, we focused on developing products based on our audio, video, communications and microcontrollers technology platforms. Subsequent to our reorganization in 2003, we identified two major application platforms with respect to which we focus development of our solutions:
•	cellular phones-related solutions; and

•	portable LCDs-related solutions.
Cellular Phone-related Solutions
     Our cellular phone-related solutions include the following:
     Sound Generator Chip. We provide MIDI solutions for cellular handset customers, with multi-voice polyphonic sound generators based on high-quality wavetable sound synthesizers that provide enhanced ring-tone sound clarity. Our products include 32-voice and 64-voice polyphonic sound generator chips for use in cellular phones. The MP3 decoders we began to ship in 2005 include our 64-voice polyphonic sound generator chips. Under our new structure, this product will be offered through our Mobile Audio subsidiary.
     Digital Still Camera Controller. In 2005, we provided to our customers a digital still camera controller that supports up to 16 million pixels, for use in digital cameras, including cellular phone digital cameras. In 2006, we stopped offering this product and the product is now offered through Magic Pixel, a company in which we hold a 44.9% interest.

     CMOS Sensor Camera Module. We provide to our customers highly integrated CMOS image sensors and companion processor ICs for use in portable information appliances (such as cellular phones and PDAs) and in digital cameras. We also offer compact modular solutions to our customers, including support in hardware design and algorithm development for specific applications. In the second half of 2005, we began to produce the entire 1.3 megapixel camera module for use in cellular phones. We transferred the sale of this product to our subsidiary, Biomorphic Microsystems Corporation, in 2006.
     SIM Card IC. We ship SIM card ICs to SIM card manufacturers. Under our new structure, this product will be offered through our Mobile Payment subsidiary.
Portable LCD-related Solutions
     Our portable LCD-related solutions focus on small to medium size (up to around 10 inch) displays. We produce LCD panel controllers, scalers or graphic controllers, and microcontrollers. Under our new structure, these products will be offered through our Mobile Payment subsidiary.
Other Solutions
     Other solutions that we had provided before the formation of our integrated solution group, and continue to provide, include the following:
•	Digital Voice Recorder. Our digital voice recorder solution enables the integration of digital voice recording functions in various devices such as electronic dictionaries, language learning devices, electronic books and PDAs. Under our new structure, this product will be offered through our Mobile Audio subsidiary.

•	Digital Answering Machine IC. Our solutions include integrated circuits for digital answering machines. The most important technology in these integrated circuits is digital signal processor technology, which is also necessary for applications in voice messaging, cordless telephones and cellular telephones. Under our new structure, this product will be offered through our Mobile Audio subsidiary.

•	Microcontrollers. In addition to microcontrollers for flat panel displays, our microcontroller products also include microcontrollers for electronic dictionaries and PDAs, smart cards and small displays. Under our new structure, this product will be offered through our Mobile Payment subsidiary.

•	Others. Clock generators, joystick controllers and wireless game controllers for Nintendo.
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
Top Customers
     The following table sets forth top customers (by sales) of our products by percentage of our net sales revenue in 2003, 2004 and 2005 and the type of product purchased:

	% of net sales revenue
	Year ended December 31
Customers	2003	2004	2005	Products purchased
		(%)
NINTENDO	24.0	22.4	29.2	Mask ROM, Flash, SLC
LG	1.2	2.4	5.0	Mask ROM, Flash
HP	9.8	5.3	4.1	Mask ROM, Flash
HIMAX	0.0	0.2	3.7	SMS
SONY	4.0	1.0	2.2	Mask ROM, Flash
DAIICHI	1.4	1.7	2.0	Mask ROM, Flash
LF MACAO	0.8	0.9	1.9	Mask ROM, SLC
HONFFUJIN	0.1	0.7	1.8	Flash
NANAO	0.8	1.2	1.7	Flash
PHILIPS	1.6	1.6	1.6	SLC

(1)	Represents our sales to Megachips, which on-sells our products to Nintendo
Nintendo
     The percentage of our total net sales revenue derived from Megachips, which on-sells our products to Nintendo, was 24.0% in 2003, 22.4% in 2004 and 29.2%in 2005. Nintendo is one of the world’s largest users of Mask ROMs, which are used in Nintendo hand-held gaming devices, including Game Boy Advance and Nintendo Dual Screen. We have historically, since the beginning of our relationship, sold our products to Nintendo through Megachips, although we work directly with Nintendo with regard to technical matters. We believe that our long-term relationship with Nintendo is based on trust, as evidenced by the fact that Nintendo supplies sensitive game codes to us as part of the design and production process. Our relationship is also predicated on our ability to supply quality products in a timely manner at competitive prices.
     We primarily produce Mask ROMs used in game cartridges for Nintendo’s handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, Game Boy Advance Super, which was released in 2003, and Nintendo Dual Screen, which was released in December 2004. We expect that demand for Mask ROMs for handheld gaming devices will continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.
     In the third quarter of 2001, we entered into a capital lease agreement with Nintendo for the use of manufacturing equipment with a cost of NT$1,751 million payable over a thirty-six month period in monthly installments from July 31, 2002 to June 30, 2005. We have now acquired title to the manufacturing equipment.
Hewlett Packard
     We are the main supplier of Mask ROMs to Hewlett-Packard, world’s largest manufacturer of laser and inkjet printers, which require Mask ROMs to store fonts in its laser and inkjet printers. We have had a relationship with Hewlett-Packard for over 10 years. We also supply Flash to Hewlett-Packard. The percentage of our total net sales revenue derived from Hewlett Packard was 9.8% in 2003, 5.3% in 2004 and 4.1% in 2005.
LG Electronics Inc.
     We have been increasing our focus on the market in South Korea and developing our business relationship with LG in recent years. We supply Mask ROM and Flash products to LG. The percentage of our total net sales revenue from LG was 1.2% in 2003, 2.4% in 2004 and 5.0% in 2005.
Sales and Marketing
     We distribute our products on a global basis. The following table sets forth percentages of net sales revenue based on the geographic regions of our customers:

	Year ended December 31,
Area	2003	2004	2005
		(%)
Japan	41.0	35.8	40.8
Taiwan	32.1	33.5	29.8
Hong Kong, the P.R.C., Singapore and South Korea	19.7	21.9	21.6
United States	4.6	4.2	3.3
Europe and other	2.6	4.6	4.5

	100.0	100.0	100.0

     We have relationships with over 199 distributors and manufacturers’ representatives to market our products worldwide. The distributors purchase our products at a discount while the manufacturers’ representatives generally receive a commission of 5% of the goods sold. We maintain sales offices in Taipei, San Jose, Chicago, Brussels, Tokyo, Osaka, Singapore and Hong Kong. These offices conduct sales efforts and monitor the effectiveness of distributors and manufacturers’ representatives.
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
Manufacturing and Quality Control
Manufacturing
     We use complementary metal oxide silicon process technology to manufacture our semiconductor products. This manufacturing technology involves a sequence of numerous complex processes in which 200 to 500 different steps are taken in the manufacture of a single chip. These steps include a series of cleaning, patterning, etching, deposition and implantation processes. At the end of these processes, the chips are tested for functionality and assembled. Depending on the product line, we either sub-contract this “back-end” work to companies in Taiwan and Hong Kong, including Advanced Semiconductor Engineering Inc., Siliconware Precision Industries Co., Ltd. and other R.O.C. assembly subcontractors, or perform the work ourselves. In 2005, we sub-contracted over 29.2% of the testing and assembly of our SLC products, while testing most of our Mask ROM products internally.
     The following table sets forth our wafer fabrication capacity, in terms of wafers per month, at Fab I and Fab II as of December 31, 2003, 2004 and 2005, and our expected capacity as of December 31, 2006, which is subject to adjustment depending on market conditions and product mix:

	2003	2004	2005	2006
Fab I (six-inch wafers)	35,000	34,000	32,000	30,000
Fab II (eight-inch wafers)	37,000	44,000	44,000	49,000
     In order to maintain utilization rate at Fab I, which uses 0.32 micron and above process technology, and minimize the amount of new investment required, we have allocated to Fab I manufacturing of products that do not require leading edge technologies, such as low-density Flash and ROM products and certain of our SLC and SMS products, including high voltage, MEMS and embedded ROM products.
     We began to manufacture Mask ROMs at Fab II at line widths of 0.18 micron from the second half of 2000 and successfully migrated to 0.15 micron process technology for both Flash and Mask ROM in the fourth quarter of 2002. We also converted a significant part of our Mask ROM manufacturing capacity in Fab II to Flash manufacturing capacity in 2005.
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
In April 2006, we sold Fab III, along with a clean room and certain adjunctive facilities and equipment, to Powerchip Semiconductor Corporation, as we did not have immediate plans to utilize Fab III. As part of the sale, Powerchip agreed to supply sufficient 12-inch wafer production capacity. We purchase these wafers for our advanced process technology development.
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
     The prices of most of the raw materials used by us have been relatively stable during the period of our operation. Raw material costs as a percentage of our net sales revenue was 5.2% in 2003, 4.5% in 2004 and 5.3% in 2005. We currently believe that if we were to lose access to one or more of our suppliers, we would be able to obtain substitute quantities from other suppliers without any material interruption of our operations and without any material adverse effect on the price we would pay for the relevant supplies.
Silicon Wafers
     Our future growth will depend in large part on securing a continuous supply of both six-inch and eight-inch wafers. Wafer capacity in the semiconductor industry has from time to time been, and in the future may be, insufficient. However, in anticipation of possible shortages, we maintain a one and one-half month inventory of six-inch wafers and a two-month inventory of eight-inch wafers. Between December 31, 2003 and December 31, 2004, prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 7.5%. Between December 31, 2004 and December 31, 2005, prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 8.3%.
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

     Since the beginning of 2002, Taiwan has experienced a serious water shortage, particularly in the northern Taiwan region. The R.O.C. government has taken a series of measures to alleviate the impact of the water shortage, including restricting agricultural water usage. However, if the water shortage occurs again, the government may further restrict industrial water usage and our production may be materially adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our earnings”. To alleviate long-term water shortages, the government has constructed a major pipeline connecting the Science Park to a reservoir in Miao-li County. The government has also indicated that it intends to construct a dam in Hsinchu in 2005 or 2006 to meet the water supply requirements of the Hsinchu Science Park. (The status remained the same).
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
     We spent an aggregate of NT$267 million in installing pollution prevention equipment, operation, waste treatment and pollutant composition in 2003, NT$110 million in 2004 and NT$139 million (US$4.2 million) in 2005. We dispatch some of our industrial waste solvents for disposal by outside waste treatment companies approved by the R.O.C. Environmental Protection Administration. Certain common waste gases are processed and disposed of by the Science Park environmental cleaning team. In addition, we have also established environmental protection policies and have put in place environmental management teams trained by the R.O.C. Environmental Protection Administration. Fab II was designed as an environmentally friendly facility and includes a modern waste water treatment and recycling system. We received ISO 14001 certification for our environment management system in August 1997.
     We believe that our current and proposed operations comply in all material respects with all presently applicable environmental laws and regulations.

Insurance
     Our insurance coverage as of December 31, 2005 includes:
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
Strategic Investments
     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere. We believe that our participation in these companies allows us to enhance and complement our product offerings, expand our capacity, secure access to raw materials and services and keep up-to-date with technological changes in the semiconductor industry. As of December 31, 2005, these participations included:
•	Tower Semiconductor, Ltd. (“Tower Semiconductor”) — A 13.1% indirect interest in Tower Semiconductor. Tower Semiconductor is an independent foundry manufacturer of semiconductor integrated circuits on silicon wafers. As at December 31, 2005, Tower Semiconductor had a capital of US$538.8 million, net assets of US$30.1 million and accumulated deficits of US$559.8 million. For the year ended December 31, 2005, Tower Semiconductor recorded a net loss of US$203.1 million. As of December 31, 2005, we held the shares of Tower Semiconductor at a value of NT$541 million (US$16.5 million). The shares of Tower Semiconductor held by us are fully paid-up. For the year ended December 31, 2005, we did not receive any dividend on the shares of Tower Semiconductor. For the year ended December 31, 2005 there were no inter-company loans between us and Tower Semiconductor.

•	ProComm Inc. — A 38.4% direct equity interest in ProComm Inc. ProComm Inc. designs and sells integrated chipsets and application-specific integrated circuits for applications used in the wireless communications industry. We acquired our equity interest in Prominent Communications Inc. in late 1999 as part of an arrangement to jointly develop integrated circuits for 900MHz cordless telephones. Pursuant to a share swap transaction agreed among Prominent Communications Inc., its shareholders and ProComm Inc. on September 1, 2004, Procomm Inc. issued its own stock to shareholders of Prominent Communications Inc. in exchange for shares of Prominent Communications Inc. Accordingly, we received. 7,300,000 shares of Prominent Communications Inc. in exchange for 10,132,513 shares of ProComm Inc.

•	Magic Pixel Inc. — A 44.9% direct and indirect equity interest in Magic Pixel Inc., which focuses on IC design of video and related products. Our shareholding was diluted in 2003 from 100% as a result of a private placement of shares by Magic Pixel Inc. to its employees.
C. Organizational Structure
     The following table sets forth the identity of our subsidiaries and their jurisdictions of incorporation as of December 31, 2005.

				Direct or
			Total Paid-in	Indirect
		Jurisdiction of	Capital of such	Equity
Name of subsidiary	Main business	incorporation	Entity	Interest
Hui Ying Investment Ltd.	Investment	Taiwan, R.O.C.	NT$500,000,000	100%
Run Hong Investment Ltd.	Investment	Taiwan, R.O.C.	NT$500,000,000	100%
Kang Bao Investment Ltd.	Investment	Taiwan, R.O.C.	NT$500,000,000	100%
Joyteck Co., Ltd.	Systems Solutions	Taiwan, R.O.C.	NT$96,775,000	87.98%
Macronix America, Inc.	Sales and marketing	California, U.S.A.	EUR62,000	100%
Macronix Europe N.V.	Sales and marketing	Belgium	US$63,984	100%
Macronix (B.V.I.) Co., Ltd.	Investment	British Virgin Islands	US$174,147,826	100%
New Trend Technology Inc.	IC design	California, U.S.A.	US$23,850,000	100%
Wedgewood International Ltd.	Investment	British Virgin Islands	—	—
Macronix Pte Ltd.	Sales and marketing	Singapore	US$100,000	100%
MaxNova Inc.	IC design	Taiwan, R.O.C.	NT$85,500,000	85.5%
Macronix Japan (Cayman Islands)	Investment	Cayman Islands	US$500,000	100%
Macronix (Hong Kong) Co., Ltd.	Sales and marketing	Hong Kong	US$2,500,000	100%
Macronix Microelectronics (Suzhou) Co., Ltd	System Solution	Suzhou China	US$2,000,000	100%
Biomorphic Microsystems Corporation	IC design	Taiwan, R.O.C	NT$542,921,739	54.77%
Macronix (BVI) Co., Ltd. (“Macronix BVI”)
     Macronix BVI is an investment holding company. As at December 31, 2005, we beneficially owned 100% of the issued share capital of Macronix BVI. As at December 31, 2005, Macronix BVI had a capital of US$174.1 million, net assets of US$(7.1) million and accumulated deficits of US$185.5 million. For the year ended December 31, 2005, Macronix BVI recorded a net loss of US$71.4 million.
     As at December 31, 2005, we held the shares of Macronix BVI at a value of US$(7.1) million. The shares of Macronix BVI held by us are fully paid-up. For the year ended December 31, 2005, we did not receive any dividend on the shares of Macronix BVI. For the year ended December 31, 2005 there were no inter-company loans between us and Macronix BVI.
Wedgewood International Ltd. (“Wedgewood”)
     Macronix (B.V.I.) Co., Ltd (the “Surviving Company”) merged with Wedgewood International Limited (the “Merging Company”) on June 15, 2005.
Biomorphic Microsystems Corporation (“BMC”)
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
D. Property, Plant and Equipment
     Our headquarters and Fabs I and II are located in Hsinchu, Taiwan. Currently, all of our internal wafer fabrication is carried out at Fabs I and II. Our location in the Science Park in Hsinchu provides certain advantages, including preferential tax treatment, streamlined customs administration and government-subsidized development grants.
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
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report. These financial statements have been prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. See note 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report and “A. Operating Results – U.S. GAAP Reconciliation”.
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
     Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry experienced another downturn that began in the second half of 2004 and continued throughout 2005. Industry conditions have improved in 2006. We recorded a reversal of inventory and spare parts loss provision of NT$919 million in 2004 and our net sales revenue increased by 32.0% in 2004 compared to the 2003, reflecting the recovery that continued during the first half of 2004. For 2005, we recorded a gross profit of NT$242 million (US$7.4 million), an operating loss of NT$4,875 million (US$148.6 million) and net loss of NT$7,027 million (US$214.2 million). However, under U.S. GAAP, we recorded net losses of NT$4,636million (US$141.3 million) in 2005.
     Our capacity utilization rate is calculated using our actual production in the respective period divided by total production capacity. Our quarterly capacity utilization rates were, respectively, approximately 49%, 64%, 89% and 89% in 2003, approximately 91%, 100%, 103% and 88% in 2004 and approximately 53%, 81%, 107% and 106% in 2005. Our capacity utilization for the first quarter of 2006 was 89%. We cannot assure you that our capacity utilization rates will not decline in the future.
     Nintendo continued to be our single largest customer in 2003, 2004 and 2005. We primarily produce Mask ROMs used in game cartridges for Nintendo’s handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, Game Boy Advance Super, which was released in 2003, and Nintendo Dual Screen, which was released in December 2004. In addition, we currently supply other accessories for the Game Cube video game platform. Our sales of Mask ROMs to Nintendo in 2003, 2004 and 2005 for use in Game Boy Advance software cartridges accounted for a large portion of our total sales of Mask ROMs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

     We continue to make adjustments in our product mix and in our customer profile on an on-going basis. See “Item 4. Information on the Company — B. Business Overview — Our Strategy”.
     For certain material developments of our company with respect to our financial condition and results of operations since December 31, 2005, please refer to the discussion set forth in “Item 4. Information on the Company — B. History and Development of the Company — Recent Developments” included elsewhere in this annual report.
Sales Revenue
     We derive our sales revenue primarily from the provision and sale of five categories of semiconductor products and services: Mask ROM, Flash, SMS, SLC and other products. We earn additional revenues primarily from royalty income, masking charges and profit sharing arrangements.
     The majority of our products are used in consumer electronics applications. We have experienced in the past, and we expect to continue to experience, seasonal fluctuations in the demand for our products. In particular, we generally earn higher sales revenues during the third and fourth quarters of the year.
Product Pricing Trends
     The global semiconductor industry is highly competitive, and average selling prices typically decrease over the life of a semiconductor product. Average selling prices for our ROM and Flash memory products have generally declined on an annual basis since 1995, with the exception of 2000 and Mask ROM products in 2003, as discussed below. We seek to offset this general decline in average selling prices by constantly improving the density, sophistication and performance of our products and by customizing our products to suit the needs of our strategic partners and other customers. In addition, we rely on our leadership, market share and technology in the Mask ROM market to minimize the impact of a general decline in average selling prices. When this approach is successful, particularly in the Mask ROM market, we may be able to minimize declines in the average selling prices of our products and maintain our gross profit margins despite general industry-wide declines.
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
     The following table sets forth the average selling prices per die for our Mask ROM and Flash products for the periods indicated:

	Year ended December 31
	2003	2004	2005
		(NT$ per die)
Mask ROM	56.9	54.2	50.3
Flash	40.8	45.8	25.7
     The following table sets forth the average megabit (Mb) per die for our Mask ROM and Flash memory products for the periods indicated:

	Year ended December 31
	2003	2004	2005
		(Mb per die)
Mask ROM (1)	61.5	75.3	114.3
Flash	11.4	11.7	14.4

(1)	The significant increase in megabit per die for Mask ROM products from 2003 to 2005 resulted from the increase in demand for high-density Mask ROM products in 2004 and 2005.

Cost of Goods Sold
     Our cost of goods sold consists principally of:
•	overhead, including depreciation of property, plant and equipment and amortization of intangible assets;

•	costs of raw materials, including wafers, chemicals and other inputs, for semiconductor fabrication;

•	costs of outsourcing production to third parties;

•	direct labor costs; and

•	service charges paid for testing and packaging services.
     As a result of the price trend discussed above, beginning in 2002 our cost of goods sold, a substantial portion of which consists of depreciation and amortization, was higher than our net sales revenue. For this reason, in 2003, our cost of goods sold remained higher than our net sales revenue, which resulted in a realized a gross loss of NT$2,942 million and an operating loss of NT$7,684 million. In 2004, our cost of goods sold was lower than our net sales revenue, which resulted in a realized a gross profit of NT$4,388 million and an operating loss of NT$349 million. In 2005, our cost of goods sold was lower than our net sales revenue, which resulted in a realized gross profit of NT$242 million (US$7.4 million) and an operating loss of NT$4,875 million (US$148.6 million).
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
     An additional element affecting our overall profitability is the impact of our capital expenditure program, which will result in higher depreciation costs, as well as interest charges accruing from the debt incurred to finance our capital expansion. In 2003, depreciation and amortization increased by 6.2% from NT$8,742 million in 2002 to NT$9,287 million due to the capital expansion program at Fab II and the commencement of depreciation at Fab III. The level of our depreciation expense peaked in 2003. In 2004, depreciation and amortization decreased by 18.6% from NT$9,287 million in 2003 to NT$7,562 million. In 2005, depreciation and amortization decreased by 4.1% from NT$7,562 million to NT$7,253 (US$221.1 million). Although we anticipate that our depreciation expense will continue to decrease in 2006 since we sold Fab III to Powerchip in 2006, our future depreciation expense will depend on our capital expenditure program.
     In 2003, 2004 and 2005, our depreciation expense was NT$8,615 million, NT$7,092 million, and NT$6,741 (US$205.5 million), and represented 48.6%, 30.3% and 35.7% of net sales revenue, respectively. In 2003, the decrease in depreciation expense as a percentage of net sales revenue despite the increase in depreciation expenses reflected the increase in net sales revenue. In 2004, the decrease in depreciation expense as a percentage of net sales revenue reflected the decrease in depreciation expenses and the increase in net sales revenue. In 2005, the increase in depreciation expense as a percentage of net sales revenue resulted from the decrease in net sales revenue.
     We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves commercial levels of utilization. In periods of depressed industry conditions, such as those that have prevailed in 2001, 2002, the first half of 2003 and the second half of 2004 through 2005, we may experience lower than expected demand from customers and a sharp decline in average selling prices, resulting in an increase in depreciation expense relative to net sales revenue.
Inventory
     Due to seasonal fluctuations in the demand for our products, we choose to build up inventory during low demand periods to decrease customer turnaround time and to minimize fluctuations in levels of production during the year. This seasonal buildup in our inventory increases our risk of inventory loss due to obsolescence.

     Adverse market conditions in the semiconductor industry between the second half of 2000 and the first half of 2003 resulted in a decline in average selling prices for our products generally and a corresponding decrease in the stated value of our inventories. We make provisions for inventory and spare parts loss based on product age and our evaluation of historical data and projected sales price and volume to determine current trends so as to identify products or product classes that are at risk of obsolescence or are slow moving. We recorded a reversal of inventory and spare parts loss provision of NT$477 million (US$14.5 million) in 2005, NT$919 million in 2004 and NT$1,185 million in 2003 due to improving market conditions.
Research and Development
     We believe that research and development is critical to our future success. We incurred expenses of NT$2,738 million in 2003, NT$2,577 million in 2004 and NT$3,110 million (US$94.8 million) in 2005 on research and development, or 15.5%, 11.0% and 16.5% of net sales revenue in those periods, respectively. See “— Results of Operations” for a more detailed discussion of our research and development expenditures.
     Our reorganization in 2003 enabled us to consolidate our research and development efforts and reduce the total number of projects by approximately two-thirds. As a result, we have reduced our level of research and development expenditures. See “Item 5. Operating and Financial Review and Prospects — Research and Development, Patents and Licenses, etc. — Research and Development”.
Cost Reduction Initiatives
     Our average selling prices for our products have generally declined over time. As a result, we need to reduce our costs continuously in order to maintain the margins on our products. The need for such measures will increase following our strategy to increase our production of Flash products, which have a higher per unit cost. We seek to reduce our unit fixed costs by focusing on technology migration and product development, as well as improving manufacturing capabilities and maximizing sales volumes and capacity utilization. In addition, we seek to leverage our memory products capabilities for strategic manufacturing services for certain key customers in order to minimize capacity loss during slow demand periods. For example, we have been able to obtain cost reductions through our continuing efforts to improve yields of functional dies per wafer, decrease line widths by improving die-size technology and increase economies of scale. We currently employ 0.4 micron process technology, 0.35 micron process technology and, to a limited extent, 0.32 micron process technology for certain chips at Fab I. We originally employed 0.25 micron process technology at Fab II for our primary Mask ROM products. We migrated to 0.18 micron process technology for our Mask ROM products produced at Fab II in the second half of 2000, and successfully migrated to 0.15 micron process technology for both Flash and Mask ROM in the fourth quarter of 2002. We began mass production using 0.15 micron process technology for Flash in the second quarter of 2003. We expect to migrate to 0.13 micron process technology for Flash, and later Mask ROM products, produced at Fab II in 2006.
Production Capacity
     In 2003, our wafer production in terms of eight-inch wafer equivalents increased 4.8% to 444,915 wafers. In 2004, our wafer production increased 43.97% to 640,548 wafers. In 2005, our wafer production decreased 1.4% to 631,463 wafers.
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
     The following table sets forth our wafer production (eight-inch equivalents) by product for each of the periods indicated:

	Year ended December 31,
	2003		2004		2005
	(number of	(% of total	(number of	(% of total	(number of	(% of total
	wafers)	production)	wafers)	production)	wafers)	production)
Mask ROM	166,627	37.5	236,722	37.0	303,605	48.1
Flash	247,730	55.7	288,747	45.0	192,536	30.5
EPROM	2,737	0.6	1,013	0.2	1,319	0.2
SMS	—	—	69,734	10.9	114,149	18.1
SLC (1)	27,821	6.2	44,332	6.9	19,855	3.1

Total	44,915	100.0	640,548	100.0	631,464	100.0

(1)	Yields of dies per wafer vary with each type of logic product manufactured by us and a change in product mix may cause variations in both wafer production and dies per wafer.
Geographic Markets
     We distribute our products to a wide variety of customers in a number of geographical markets, including:
•	Japan;

•	Taiwan;

•	Singapore and Hong Kong;

•	the United States; and

•	Europe.
     The following table sets forth the breakdown of our net sales revenue and percentages of net sales revenue by geographic regions, based on sales generated by our sales branches located in such regions:

	Year ended December 31 (1)
	2003		2004		2005
	(millions	(% of total net sales	(millions	(% of total net	(millions	(% of total net
	in NT$)	revenue)	in NT$)	sales revenue)	in NT$)	sales revenue)
Japan	7,269	41.0	8,364	35.8	7,707	40.8
Taiwan	5,679	32.1	7,839	33.5	5,636	29.8
Singapore and Hong Kong	3,487	19.7	5,119	21.9	4,076	21.6
United States	823	4.6	981	4.2	629	3.3
Europe	454	2.6	1,077	4.6	860	4.5

Total	17,712	100.0	23,380	100.0	18,908	100.0

(1)	See note 26 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 for a discussion of our export sales. The numbers in this table do not represent sales by shipping destination or by end customer origin.
     Our sales to Japan are generally denominated in U.S. dollars and Japanese yen, our sales to Taiwan are generally denominated in U.S. dollars and N.T. dollars, and our sales to other countries are generally denominated in U.S. dollars. In 2003, 2004 and 2005, 96.3%, 96.2% and 97.1%, respectively, of our net sales revenue was denominated in currencies other than N.T. dollars, primarily U.S. dollars and Japanese yen.
     We use hedging techniques such as foreign currency borrowings, forward exchange rate contracts and foreign currency swaps to mitigate our currency exposure risks.
Critical Accounting Policies
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with R.O.C. GAAP. We also provide a reconciliation from our R.O.C. GAAP financial statements to U.S. GAAP in note 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We record estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     We believe that the following critical accounting policies are the more significant policies used in the preparation of our consolidated financial statements.

Inventories
     A principal risk in our industry is the rapid rate of obsolescence of products due to changes in technology or other economic factors. Our financial and production management evaluates historical experience, current trends and projected sales prices and volumes to identify products or classes of products that are at risk for obsolescence or are slow moving, and accordingly, we record a provision for this potential obsolescence. Our projected sales volumes are based on projected demand information provided by our customers and our estimates of general market conditions. We recorded a reversal of inventory and spare parts loss provision of NT$1,185 million in 2003 and NT$919 million in 2004 and NT$477 million (US$14.5 million) in 2005 due to improving market conditions.
Stock Appreciation Right Program
     We entered into a derivative contract to hedge our risk related to our stock appreciation right (“SAR”) program. This derivative contract, as amended, expired and was fully settled on May 5, 2005. We received or paid the benefit or obligation represented by the fair market value of our share price in N.T. dollars divided by the then prevailing exchange rates between the N.T. dollar and the U.S. dollar compared with the strike price in the contract. We could settle portions of the contract at our discretion up to the expiration date. Under R.O.C. GAAP, we allocated a portion of the gains or losses from the derivative contract to SAR expense by correlating the number of rights in the SAR plan that had vested with the same number of shares referenced in the derivative contract. We recorded gains or losses on the portion of the derivative contract related to the SAR based on the difference between the strike price in the derivative contract and the employees’ exercise price. We recorded as investment gains or losses changes in the value of the derivative contract that did not correlate with vested rights. Therefore, to the extent the employees’ exercise price on vested rights exceeded the fair market value of our shares, a portion of the derivative obligation was not recorded. To the extent that employees vested in rights for which the exercise price exceeded the fair market value of our shares, the obligation recorded related to the derivative contract may be reduced, having a positive impact on our earnings. Due to the expiration of the SAR program, there were no unrecorded obligations relating to the derivative contract as of December 31, 2005. Furthermore, since the strike price of the derivative contract is in U.S. dollars, changes in the value of the contract may not correlate with changes in our obligations under the SAR program.
Net Deferred Tax Assets
     Under R.O.C. GAAP, our income tax expense is recorded based on calculations using the statutory tax rate of each entity’s jurisdiction of incorporation. As of December 31, 2005, our deferred tax assets consisted principally of investment credits that expire between 2006 and 2008 and loss carry-forwards that expire in 2006 and 2007. See note 18 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that a portion, but not all, of these tax credits will be utilized prior to their expiration. We expect to achieve future earnings through the expansion of our business. However, we may not be able to generate sufficient additional income to fully utilize our deferred tax assets. In particular, an additional valuation allowance may be required to the extent we are not able to fully utilize our deferred tax assets. As of December 31, 2005, our deferred tax assets exceeded our deferred tax liabilities by NT$10,198 million (US$310.9 million), and we recorded a valuation allowance of NT$8,500 million (US$259.1 million) against our tax assets resulting in net deferred tax assets of NT$1,699 million (US$51.8 million).
Cost Method Investments
     Under R.O.C. GAAP, unrealized losses on marketable equity securities held for short-term investment are recorded as investment loss in the statement of operations, and unrealized gains are not recognized. Unrealized losses on marketable equity securities held for long-term investment are reported as a reduction of shareholders’ equity, and the unrealized gains are not recorded. Non-marketable equity securities are recorded at cost. In determining if and when a cost method investee’s decline in value below cost is not recoverable, we evaluate the market conditions, offering prices, trends of earnings, price multiples and other key measures for our investments. When such a decline in value is deemed to be a permanent diminution, we recognize an impairment loss in the current period operating results to the extent of the decline. As of December 31, 2005, we recorded a cumulative unrealized loss of NT$1,352 million (US$41.2 million), which was primarily attributable to our investment in Tower Semiconductor.
Results of Operations
     The following table sets forth, for the periods indicated, certain financial data from our statements of operations, expressed in each case as a percentage of net sales revenue:

	Year ended December 31,
	2003	2004	2005
Sales revenue	102.0	100.5	100.4
Less: Sales returns	(1.8)	(0.1)	(0.3)
Sales discounts	(0.2)	(0.4)	(0.1)
Net sales revenue	100.0	100.0	100.0
MMSG:
Mask ROM	42.1	35.8	46.1
Flash	32.8	45.8	36.3
EPROM	1.7	0.7	0.1
SMS	13.3	7.4	8.8
ISG:
SLC	7.3	7.7	6.3
Other(1)	2.8	2.6	2.4
Cost of goods sold	(116.6)	(81.2)	(98.7)

Gross profit (loss)	(16.6)	18.8	1.3

Operating expenses
Selling expenses	(3.2)	(3.1)	(3.7)
Administrative expenses	(8.1)	(6.1)	(6.9)
Research and development expenses	(15.5)	(11.0)	(16.5)
Total operating expenses	(26.8)	(20.2)	(27.1)

Operating income (loss)	(43.4)	(1.4)	(25.8)
Non-operating income	10.6	6.9	6.3
Non-operating expenses	(13.4)	(4.4)	(16.9)

Income (loss) before taxes and minority interest	(46.2)	1.1	(36.4)

Income tax benefit (provision)	(0.1)	(0.2)	(1.1)

Minority interest	*	*	*

Net income (loss)	(46.3)	0.9	(37.1)

(1)	Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues.

*	Less than 0.1%.
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
     Net Sales Revenue. Our total net sales revenue decreased 19.1% to NT$18,908 million (US$576.5 million) in 2005 from NT$23,380 million in 2004. This decrease was primarily due to lower average sales prices for our Mask ROM, Flash and SLC products due to weaker industry conditions.
     Our net sales revenue from Mask ROM products increased 4.1% to NT$8,712 million (US$265.6 million) in 2005 from NT$8,373 million in 2004. This increase was primarily due to an increase in sales volumes of Mask ROM products in 2005 which was partially offset by a decrease in the average selling prices for Mask ROM products. Sales volume increased to 172.9 million dies in 2005 compared to 152.4 million dies in 2004 as a result of improvement of production technology to produce more dies. The average selling prices for Mask ROM products decreased to NT$50.3 per die in 2005 from NT$54.2 per die in 2004, principally as a result of a general industry downturn. The proportion of our net sales revenue from Mask ROM products increased to 46.1% in 2005 from 35.8% in 2004, primarily due to the general industry downturn.
     Our net sales revenue from Flash products decreased 35.9% to NT$6,870 million (US$209.5 million) in 2005 from NT$10,715 million in 2004. This decrease was primarily due to the lower average selling prices. Sales volume increased to 268.9 million dies in 2005 compared to 235.9 million dies in 2004 due to improvements in the technology processes for producing dies. The proportion of our net sales revenue from Flash products decreased to 36.3% in 2005 from 45.8% in 2004.
     Our net sales revenue from SMS products decreased 4.1% to NT$1,662 million (US$50.7 million) in 2005 from NT$1,733 million in 2004. The proportion of our net sales revenue from our SMS products increased to 8.8% in 2005 from 7.4% in 2004.
     Our net sales revenue from SLC products decreased 33.3% to NT$1,192 million (US$36.3million) in 2005 from NT$1,787 million in 2004. This decrease was principally due to lower average selling prices of our LCD products and delays in the customer designs of our cellular phone products. The proportion of our net sales revenue from our SLC products decreased to 6.3% in 2005 from 7.6% in 2004.

     Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue decreased 20.7% to NT$484 million (US$14.8 million) in 2005 from NT$610 million in 2004. The proportion of our net sales revenue from others decreased to 2.5% in 2005 from 2.6% in 2004.
     Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold decreased 1.7% to NT$18,666 million (US$569.1million) in 2005 from NT$18,990 million in 2004.
     As a result of the foregoing, our realized gross profit (loss) decreased to a realized gross profit of NT$242 million (US$7.4 million) in 2005 from a realized gross profit of NT$4,388 million in 2004. We had a positive gross margin of 1.3% in 2005 compared to 18.8% in 2004.
     Operating Expenses. Total operating expenses increased by 8.0% to NT$5,116 million (US$156.0 million) in 2005 from NT$4,737 million in 2004. Research and development expenses increased 20.7% to NT$3,110 million (US$94.8 million) in 2005 from NT$2,577 million in 2004. Administrative expenses decreased slightly by 8.7% to NT$1,307 million (US$39.8 million) in 2005 from NT$1,431 million in 2004. Selling expenses decreased 4.1% to NT$699 million (US$21.3 million) in 2005 compared to NT$729 million in 2004.
     Operating Loss. As a result of the foregoing, our operating loss increased to NT$4,875 million (US$148.6 million) in 2005 from NT$349 million in 2004.
     Non-Operating Income. Non-operating income decreased 26.1% to NT$1,197 million (US$36.5 million) in 2005 from NT$1,619 million in 2004. Reversal of inventory and spare parts loss provision decreased 48.1% to NT$477 million (US$14.5 million) in 2005 from NT$919 million in 2004, due to improved inventory management and unusually high inventory levels in 2004. The gain on disposal of long-term investments decreased 93.6% in 2005 from NT$24 million (US$0.7 million) to NT$375 million in 2004. Others decreased 25.8% to NT$121 million (US$3.7 million) in 2005 from NT$163 million in 2004.
     Non-Operating Expenses. Non-operating expenses increased 213.3% to NT$3,204 million (US$97.7 million) in 2005 from NT$1,023 million in 2004. Net investment loss increased to NT$1,536 million (US$46.8 million) in 2005 from NT$56 million in 2004, because losses related to our investment in Tower Semiconductor. Loss on allowance for prepaid expenses was NT$142 million (US$4.4 million) in 2005, compared to nil in 2004 as a result of increased pre-payments for wafers to Tower Semiconductor. Interest expense decreased 44.9% to NT$377.3 million (US$11.5 million) in 2005 from NT$684 million in 2004, due to the redemption of our outstanding convertible bonds in 2005. Others increased 116.7% to NT$65 million (US$2.0 million) in 2005 from NT$30 million in 2004. We recorded a foreign exchange loss of NT$88 million (US$2.7 million) in 2005 compared to a foreign exchange loss of NT$154 million in 2004.
     Income Tax Expense. Total income tax expense increased to NT$215 million (US$6.6 million) in 2005 from NT$35 million in 2004. This increase resulted primarily because of a reversal of tax credits used in prior years, which we had to reverse because of our net loss in 2005.
     Net Income (Loss). As a result of the foregoing, we recorded net losses of NT$7,027 million (US$214.2million) in 2005 compared to net income of NT$218 million in 2004.
Year Ended December 31, 2004 compared to Year Ended December 31, 2003
     Net Sales Revenue. Our total net sales revenue increased 32.0% to NT$23,380 million in 2004 from NT$17,712 million in 2003. This increase was primarily due to increases in sales revenue of Mask ROM, Flash and SLC, which were partially offset by the decreases in sales revenue of SMS and EPROM.
     Our net sales revenue from Mask ROM products increased 12.2% to NT$8,373 million in 2004 from NT$7,464 million in 2003. This increase was primarily due to an increase in sales volumes of Mask ROM products in 2004, which was partially offset by a decrease in the average selling prices for Mask ROM products. Sales volume increased to 152.4 million dies in 2004 compared to 128 million dies in 2003 as a result of a general industry upturn in the first half of 2004 as well as shipments for game cartridges for Nintendo’s new portable dual screen devices that began in the fourth quarter of 2004. The average selling prices for Mask ROM products decreased to NT$54.2 per die in 2004 from NT$56.9 per die in 2003, principally as a result of decreasing prices per Mb of Mask ROM products in line with general industry trends, partially offset by increased sales of high-density Mask ROM products. The proportion of our net sales revenue from Mask ROM products decreased to 35.8% in 2004 from 42.1% in 2003, primarily due to the increase in Flash sales.

     Our net sales revenue from Flash products increased 84.4% to NT$10,715 million in 2004 from NT$5,810 million in 2003. This increase was primarily due to an increase in the sales volume of our Flash products as well as our average selling prices. Sales volume increased to 235.9 million dies in 2004 compared to 115.1 million dies in 2003 due to an increased demand for Flash products used in optical disk drives and DVD players which arose as a result of our successful penetration into the markets for these products in 2004, as well increased demand for Flash products used in printers, ADSL modems and other consumer applications. Average selling prices for Flash products increased to NT$45.8 per die in 2004 from NT$40.8 per die in 2003, principally as a result of strong demand for Flash products in the first half of 2004. The proportion of our net sales revenue from Flash products increased to 45.8% in 2004 from 32.8% in 2003.
     Our net sales revenue from SMS products decreased 25.6% to NT$1,733 million in 2004 from NT$2,328 million in 2003. This decrease was mainly due to the expiration of our agreement to provide manufacturing services to Renesas. The proportion of our net sales revenue from our SMS products decreased to 7.4% in 2004 from 13.1% in 2003.
     Our net sales revenue from SLC products increased 35.6% to NT$1,787 million in 2004 from NT$1,318 million in 2003. This increase was principally due to the general industry upturn in 2004. The proportion of our net sales revenue from our SLC products increased to 7.6% in 2004 from 7.4% in 2003.
     Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue increased 25.0% to NT$610 million in 2004 from NT$488 million in 2003. This increase was primarily due to increases in masking charges and other operating revenue. The proportion of our net sales revenue from others decreased to 2.6% in 2004 from 2.8% in 2003.
     Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold decreased 8.1% to NT$18,990 million in 2004 from NT$20,657 million in 2003. This decrease was primarily due to the technology migration to smaller line-widths which resulted in more dies per wafer and lower manufacturing costs per unit, and a 17.7% decrease in depreciation expense.
     As a result of the foregoing, our realized gross profit (loss) changed to a realized gross profit of NT$4,388 million (US$138.3 million) in 2004 from a realized gross loss of NT$2,945 million in 2003. We had a positive gross margin of 18.8% in 2004 compared to a negative gross margin of 16.6% in 2003.
     Operating Expenses. Total operating expenses decreased slightly by 0.1% to NT$4,737 million in 2004 from NT$4,742 million in 2003. This decrease was primarily due to a decrease in research and development expenses and a slight decrease in administrative expenses, partially offset by an increase in selling expenses. Research and development expenses decreased 5.9% to NT$2,577 million in 2004 from NT$2,738 million in 2003, due to our strategic policy of integrating our resources and streamlining the number of research and development projects. Administrative expenses decreased slightly by 0.8% to NT$1,431 million in 2004 from NT$1,443 million in 2003. Selling expenses increased 29.9% to NT$729 million in 2004 compared to NT$561 million in 2003, due to increased sales.
     Operating Loss. As a result of the foregoing, our operating loss decreased 95.4% to NT$349 million in 2004 from NT$7,684 million in 2003.
     Non-Operating Income. Non-operating income decreased 13.7% to NT$1,619 million in 2004 from NT$1,877 million in 2003. This decrease was primarily due to recording a foreign exchange loss in 2004 compared to a foreign exchange gain in 2003 and a decrease in reversal of inventory and spare parts loss provision, partially offset by an increase in gain on disposal of long-term investments and others. We recorded a foreign exchange loss of NT$154 million in 2004, principally as a result of the appreciation of the NT$ against the U.S. dollar and Japanese yen, compared to a foreign exchange gain of NT$375 million in 2003. Reversal of inventory and spare parts loss provision decreased 22.4% to NT$919 million in 2004 from NT$1,185 million in 2003, due to decreased sales out of inventory that was written off for obsolescence in prior periods. Gain on disposal of long-term investments increased 485.9% to NT$375 million in 2004 from NT$64 million in 2003, primarily due to the disposal of a portion of our investments in in Biomorphic and Chipbond in 2004, and in Powertech in 2004 following its IPO in 2003. Others increased 92.6% to NT$192 million in 2004 from NT$100 million in 2003, primarily due to a NT$63 million debt extinguishment gain in connection with our repurchase and cancellation in 2004 of US$169.1 million of our 0.5% convertible bonds due February 7, 2007 and dividend income of NT$24 million in 2004 compared to nil in 2003.

     Non-Operating Expenses. Non-operating expenses decreased 56.8% to NT$1,023 million in 2004 from NT$2,370 million in 2003. This decrease was primarily due to decreases in net investment loss, loss on allowance for prepaid expenses, interest expense and others, partially offset by recording a foreign exchange loss in 2004 compared to a foreign exchange gain in 2003. Net investment loss decreased 92.4% to NT$56 million in 2004 from NT$737 million in 2003, because we had no significant additional losses in 2004 under our equity derivative contract which had our common shares as the underlying reference securities, as the trading price of our common shares stabilized in 2004, whereas our net investment loss in 2003 was primarily due to a loss under the same equity derivative contract, as a result of a significant decline in the trading price of our common shares in 2003, offset by a NT$178 million reversal of estimated SAR expenses that we had recognized previously. Loss on allowance for prepaid expenses decreased 100.0% to nil in 2004 from NT$335 million in 2003, due to reserves for unused prepaid credit for wafer production in 2003 compared to no loss in 2004. Interest expense decreased 36.5% to NT$684 million in 2004 from NT$1,078 million in 2003, due to the decrease of our outstanding convertible bonds in 2004. Others decreased 77.3% to NT$30 million in 2004 from NT$132 million in 2003, primarily due to decreases in the depreciation of the idle assets and losses from the obsolescence of the idle assets. We recorded a foreign exchange loss of NT$154 million in 2004, principally as a result of the appreciation of N.T. dollars to U.S. dollars and Japanese Yen as well as because our average net assets in U.S. dollars and Japanese Yen were greater than our liabilities in those foreign currencies, compared to a foreign exchange gain of NT$375 million in 2003.
     Income Tax Expense. Total income tax expense increased 66.7% to NT$35 million in 2004 from NT$21 million in 2003. This increase resulted primarily from tax expenses paid by Macronix (America) and Macronix HK, our subsidiaries, as a result of increased profits.
     Net Income (Loss). As a result of the foregoing, we recorded net income of NT$218 million (US$6.9 million) in 2004 compared to net loss of NT$8,198 million in 2003.
Inflation
     We do not believe that inflation in Taiwan has had a material impact on our results of operations. The average annual rate of change in Taiwan’s Wholesale Price Index was approximately 2.48% in 2003, 7.21% in 2004 and 0.67% in 2005.
Taxation
     Our facilities, Fab I and II, and Fab III, which we sold in April 2006, are located in the HsinChu Science Park. We enjoy preferential tax treatment in some respects under the R.O.C. Statute for the Establishment and Administration of Science Park (referred to in this section as the “Science Park regulations”). We are entitled to a temporary exemption from income taxes for our income attributable to sales of our products manufactured at Fab I and Fab II after subtracting any value-added amount to our products attributable to third-party contractors. We were entitled to choose a tax exemption period of five years for Fab I and four years for Fab II. The tax exemption period commences from the first date of sales, although we may defer the tax exemption for up to four years. We chose the period from January 1, 1994 to December 31, 1998 as the five-year exemption period for Fab I. Because we completed a substantial expansion of Fab II in 2001, we are entitled to choose separate tax expansion periods for Phase I and Phase II of Fab II. For Phase I of Fab II, we have chosen the period from January 1, 2001 to December 31, 2004 as the four-year tax exemption period. We have not chosen the tax exemption period for Phase II of Fab II. Although this tax exemption benefit has been rescinded under an amendment to the Science Park regulations effective on January 20, 2000, we are still entitled to claim the tax exemption period for Phase II of Fab II. After the expiration of the relevant exemption periods, we will apply for new tax exemptions under the Statute of Upgrading Industries for the expansion of Fab II in the future. Due to our net loss in 2002, 2003 and 2005, we did not receive a benefit from this exemption for such years.
     Under the Statute for Upgrading Industries, we are also entitled to other tax incentives generally available to R.O.C. companies. We may take tax credits currently at rates ranging between 5% and 20% of the amount spent on qualifying machinery and equipment, and at rates up to 35% for qualifying research and development costs and employee training expenses. An additional tax credit is also available to us, equal to 50% of the amount by which the qualifying research and development costs or employee training expenses in a given year exceed the average qualifying research and development costs or employee training expenses for the previous two years. The tax credit may be utilized within five years from the date of its occurrence. The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except for the last of the five years, for which there is no limit.
     We utilized no investment credits in 2003, none in 2004 and 2005. As of December 31, 2005, unused investment credits available to reduce future tax payments amounted to NT$2,920 million (US$89.0 million), which will expire between the period 2006 and 2009.

     Net operating losses may be carried forward for a period of five years. As of December 31, 2005, loss carry-forwards available to reduce future taxable income totaled NT$17,764 million (US$541.6 million) of which NT$6,059 million (US$184.7 million) expire in 2007, NT$8,604 million (US$262.3 million) expire in 2008, NT$338 million (US$10.3 million) expire in 2009 and NT$2,763 million (US$84.2 million) expire in 2010. See note 18 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
     We recorded an income tax expense of NT$21 million in 2003, NT$35 million in 2004 and NT$215 million in 2005.
Equity Derivative Contracts
     We entered into a derivative contract with our common shares as the underlying reference securities in connection with our stock appreciation rights plan in order to provide liquidity. This contract also included a reference to foreign currency exchange rates. This contract significantly affected our net income or loss during the period 2002 through 2004. The portion of the contract with a reference to foreign currency exchange rates expired in May 2003. We extended the portion of the contract with a reference to our common shares as the underlying reference securities until May 2005. As at December 31, 2004, the underlying reference securities was 53,253,964 of our common shares, the carrying amount of this contract was a receivable of US$1.7 million (NT$54 million) and the fair value of this contract was a receivable of US$1.4 million (NT$44 million). Our additional loss under this contract in 2004 was US$0.3 million (NT$10 million), and total accumulated loss under this contract as of December 31, 2004 was US$60.6 million (NT$1,922 million). Between March 17, 2005 and April 28, 2005, we reduced the number of common shares which formed the underlying reference securities for the contract to nil, and we settled the contract on May 5, 2005. Our additional loss under the contract in 2005 up to the date of settlement of the contract was US$4.4 million (NT$140 million). See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
U.S. GAAP Reconciliation
General
     Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. The following tables set forth comparisons of our net income (loss) and shareholders’ equity accounts in accordance with R.O.C. GAAP and U.S. GAAP:

	Year ended December 31,
	2003	2004	2005	2005
	(NT$)	(NT$)	(NT$)	(US$)
	(in millions)
Net income (loss) in accordance with:
R.O.C. GAAP	(8,198)	218	(7,027)	(214.2)
U.S. GAAP	(8,027)	(469)	(4,636)	(141.3)

	Year ended December 31,
	2003	2004	2005	2005
	(NT$)	(NT$)	(NT$)	(US$)
	(in millions)
Shareholders’ equity in accordance with:
R.O.C. GAAP	29,248	34,345	28,558	870.7
U.S. GAAP	28,145	32,755	29,264	892.2
     Note 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of specific items, including net income (loss) and shareholders’ equity.
     We had a gross loss in accordance with U.S. GAAP of NT$1,912 million in 2003, gross profit of NT$5,052 million in 2004 and gross profit of NT$546 million (US$16.6 million) in 2005. Under U.S. GAAP, we had negative gross margin of 8.9% in 2003, positive gross margin of 21.6% and 3.6% in 2004 and 2005, respectively. Under U.S. GAAP we had an operating loss of NT$6,649 million in 2003, operating profit of NT$335 million in 2004 and operating loss of NT$4,356 million (US$132.8 million) in 2005.
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
     Under U.S. GAAP, such plant capacity variances may only be allocated between cost of goods sold and inventory. This may result in additional inventory allowances by NT$740 million, NT$25 million and NT$28 million as of December 31, 2003, 2004 and 2005, respectively.
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
     Under R.O.C. GAAP, the criteria used in the determination of the valuation allowance is less stringent than under U.S. GAAP. Under U.S. GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider more subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. The valuation allowance that we recorded under U.S. GAAP as of December 31, 2003, 2004 and 2005 were NT$8,305 million, NT$10,302 million and NT$12,096 million (US$368.8 million), respectively.
Pension Expense
     Prior to 1996, in accordance with R.O.C. GAAP, pension expense was recognized based on contributions required under government regulations, while under U.S. GAAP, pension obligations and expense are determined on an actuarial basis. Under the “Accounting for Pensions” guidelines issued by the R.O.C. Accounting Research Development Foundation in 1991, which are substantially similar to U.S. Statement of Financial Accounting Standards (“SFAS”) No. 87 under U.S. GAAP, each R.O.C. listed company, including our company, was required, beginning in 1996, to accrue its un-funded or under-funded “accumulated pension obligations” as a liability in its balance sheet on an actuarial basis and to expense amounts related to these obligations in its statement of operations systematically over the estimated service lives of the employees covered by the pension plan. See note 3to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report. For U.S. GAAP reconciliation purposes, we amortize our related pension obligation differences in accordance with U.S. SFAS No. 87 over a period of 21 years, retroactive from 1993. This adjustment reduced net loss before taxes under U.S. GAAP by NT$3 million in 2003, NT$3 million in 2004 and NT$3 million (US$0.1 million) in 2005.
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
     For derivative financial instruments indexed to and potentially settled in our own common shares, we are required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings. See notes 25 and 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
     After application of these principles, our net loss for U.S. GAAP purposes increased by NT$545 million in 2003, decreased by NT$70 million in 2004 and increased by NT$34 million (US$1.0 million) in 2005.
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
     U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. Due to the reversal of compensation expense accrued on an R.O.C. GAAP basis, we recorded an increase in income adjustment of nil for 2003, 2004 and 2005 for this plan under U.S. GAAP. Unlike U.S. GAAP, R.O.C. GAAP has no specific accounting provisions for stock appreciation rights plans. For R.O.C. GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation rights vest. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized a reversal of compensation expense for the stock appreciation rights under R.O.C. GAAP of nil in 2003, 2004 and 2005.
Purchase and Sale of Our Own Shares
     Under R.O.C. GAAP, the net gain or loss resulting from the purchase and sale of our own common shares for trading purposes is recorded as non-operating income or loss in the consolidated statement of operations. However, effective from January 1, 2002, purchases or sales of our own shares are treated as a treasury stock transaction.
     U.S. GAAP requires that if we or our affiliates acquire our own common shares for purposes other than retirement, the cost of the acquired shares may be shown separately as a deduction from the total of capital stock, additional paid-in capital and retained earnings, or may be accorded the accounting treatment appropriate for retired stock. “Gains” on sales of the repurchased stock not previously accounted for as constructively retired are credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net “gains” from sales or retirements of the same class of stock are included therein, otherwise to retained earnings. We had nil gain or loss in 2003, 2004 and 2005 on the purchase and sale of our common shares for R.O.C. GAAP purposes.
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
Research and Development Expense
     Under R.O.C. GAAP, our royalty expense is included in research and development expense. Under U.S. GAAP, our royalty expense is included in selling expense or administrative expense depending on the nature of the expense. Accordingly, on a U.S. GAAP basis, research and development expenses were NT$2,535 million in 2003, NT$2,418 million in 2004 and NT$2,784 million (US$84.9 million) in 2005.
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

     Under U.S. GAAP, we elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25. if the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, we are not required to recognize any compensation expense.
Reclassification of Capital Account to Accumulated Deficit
     Under R.O.C. GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to cover up its accumulated deficit. Under R.O.C. GAAP, we reclassified NT$2,631 million and NT$315,704 of our additional paid-in capital to the accumulated deficit account for 2003 and 2005, respectively.
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
Convertible Debt Securities with Beneficial Conversion Feature
     Under R.O.C. GAAP, when convertible bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized to the statement of income by using the effective interest rate method. If the convertible bonds contain a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock is recorded to capital reserve. No gain or loss is recognized. Effective from January 1, 2006, ROC SFAS No. 34 and ROC SFAS No. 36, “Financial Statement Presentation and Disclosure of Financial Instruments” (“ROC SFAS 36”) require derivative embedded in hybrid instrument, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.
     The Company issued certain convertible debt instruments that contained embedded derivatives based upon the features set in the convertible bond contracts. Under R.O.C. GAAP, there is no accounting guidance specific to the embedded derivatives and beneficial conversion features. The Company accounted for the convertible bonds with the aforementioned features in the manner similar to the conventional bonds without the aforementioned features.
     Under U.S. GAAP, the Company considered whether the convertible bonds contain the embedded derivative features using the guidance provided in U.S. SFAS No. 133. Convertible bonds with premium put options contain embedded derivatives subject to bifurcation in accordance with EITF 85-29. To the extent the embedded derivatives are determined to exist, the embedded derivatives are bifurcated and accounted for in accordance with SFAS No. 133 and EITF 85-29. If there are no embedded derivatives presented, the Company then considers whether there are beneficial conversion features. To the extent the beneficial conversion features exist, the Company would account for the beneficial conversion features in accordance with EITF 98-5 and EITF 00-27.
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
      All convertible bonds outstanding as of December 31, 2003, 2004 and 2005 contained embedded derivative features that require bifurcation in accordance with SFAS No. 133 and the Company bifurcated the embedded derivatives from the host contracts for these convertible bonds. The host bond contract was then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method. The net difference between R.O.C. GAAP and U.S. GAAP represents 1) change in fair value of embedded derivatives, and 2) difference between accretion period under both GAAP, and premium or discounts subject to accretion under both GAAP.

New Accounting Pronouncements
U.S. GAAP
     In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. In November 2005, the FASB issued a FASB Staff Position (FSP) FAS 115-1/124-1 that addresses the measurement and recognition guidance for identifying other-than-temporarily impaired investments. This FSP also includes accounting consideration subsequent to the recognition and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. The disclosure requirements of EITF 03-1 and FSP 115-1/124-1 are effective with this annual report for fiscal 2004 and 2005.
     In November 2004, FASB issued FASB Statement No. 151, which amended the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company expected to adopt the guidance on January 1, 2006. The adoption of this Statement is expected to increase cost of goods sold and reduce inventory balance on a US GAAP basis.
     In December, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the fair values. Pro forma disclosure is no longer an alternative.
     Statement 123(R) must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006. Statement 123(R) permits public companies to adopt its requirements using one of two following methods:
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
     As permitted by Statement 123, the company currently accounts for share-based payments to employees using intrinsic value method. Accordingly, the adoption of fair value method will have the impact on our result of operations, although it will have no impact on our overall financial position. Had the company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 28 to the consolidated financial statements.
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

     In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Change”, and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. The statement also defines “retrospective application” and “restatement”. The retrospective application of a change in accounting principles is limited to the direct effects of the changes. The statement should be affective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material impact on the financial condition or results of operation.
     In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments – An Amendment of SFAS No. 133 and 140”. The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; establish a requirement to evaluate interests in securitized financial assets and allow a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the potential impact of this standard on its financial position and the result of operations, but does not believe the adoption of SFAS No. 155 will have a material effect on the result of operations or financial position of the Company.
   R.O.C. GAAP
     In December 25, 2003, the R.O.C. Accounting Research and Development Foundation (“ARDF”) issued Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments”, which is effective for financial statements with fiscal years ending on or after December 31, 2006. Early adoption of this statement is not allowed. SFAS No. 34 requires that all financial instruments, excluding certain financial instruments specified in this statement, as either trading, available-for-sale or held-to-maturity. Debt securities owned with positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are purchased and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized holding gains and losses reported as part of net income. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities, which should be reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. In addition, all derivatives are required to be reported at fair value. The Company is currently evaluating the effect of the adoption of this statement.
     In July 1, 2004, the R.O.C. ARDF issued SFAS No. 35, “Accounting for Impairment of Assets”, which is effective for financial statements with fiscal years ending on or after December 31, 2005. This statement requires that impairment loss should be recognized whenever events or changes in circumstance indicate the carrying amount of an asset may be lesser than its recoverable amount. The Company is currently evaluating the effect of the adoption of this statement.
     In December 9, 2004, the R.O.C. ARDF issued the revision for SFAS No. 5(R), “Accounting for Long-Term Equity Investment”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the guidance requires that operating losses of investees evaluated under equity method be allocated between controlling and non-controlling interest until those losses exceed the non-controlling interest’s investment. In that event, the excess of any further losses are charged to the controlling interest except to the extent that the minority interest has a binding obligation to, and is able to undertake the losses. The Company does not expect SFAS No. 5(R) have a material impact on the financial condition or results of operation.
     In December 9, 2004, the R.O.C. ARDF issued the revision for SFAS No. 7(R), “Consolidated Financial Statements”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the guidance requires the Company to consolidate all investees under the control of the Company. Control is not only presumed when the parent company owns over 50% of voting rights of the investee but also evidenced by control under certain situations specified in SFAS No. 7(R). In addition, the threshold for the determination of whether to consolidate an investee was revoked. Before the adoption of SFAS No. 7(R), the Company was not required to file consolidated financial statements to SFC in Taiwan, as none of the investees of the Company pass the threshold for consolidation. However, after the adoption of this revised statement, the Company will be required to file the semi-annual consolidated financial statements to SFC in Taiwan.

     In June 2005, the R.O.C. ARDF issued SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, which is also required to be applied by the Company on January 1, 2006. SFAS No. 36 will require the Company for the presentation of financial instruments and identifies the information that should be disclosed about them. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. The guidance requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. The guidance also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks. SFAS No. 36 complements the principles for recognizing and measuring financial assets and financial liabilities in SFAS No. 34 “Accounting for Financial Instruments”.
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
     Our net cash provided by operating activities was NT$4,397 million (US$134.1 million) in 2005, compared to NT$5,987 million in 2004 and NT$1,484 million in 2003. The decrease in cash flows from operating activities in 2005, compared to the cash flows from operating activities in 2004, was due to the significant net loss we experienced in 2005. The net loss was partially offset by increases in cash after taking account of non-cash adjustments and net changes in operating assets and liabilities. Our net cash provided by operating activities was NT$1,484 million in 2003. The improvement in operating cash flows in 2003 compared to 2002 was primarily due to the lower net loss after taking into account non-cash adjustments and net changes in operating assets and liabilities.
     Our non-cash adjustments in 2005 included a write off of long-term investments of NT$1,536 million (US$46.8 million), impairment losses of NT$906 million (US$27.6 million), depreciation and amortization of NT$7,253 million (US$221.1 million) and a reversal of inventory and spare parts loss provision of NT$477 million (US$14.5 million) and a net gain on short-term investments of NT$365 million (US$11.1 million). Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2005 primarily included net increase in inventories of NT$1,655 million (US$50.5 million) and net increase in notes and accounts payable of NT$635 million (US$19.4 million).
     Our non-cash adjustments in 2004 included depreciation and amortization of NT$7,562 million and a reversal of inventory and spare parts loss provision of NT$919 million and a gain on disposal of long-term investments of NT$375 million. Net changes in our operating assets and liabilities which affected our net cash provided by operating activities in 2004 primarily included net decrease in accrued expenses of NT$300 million, net decrease in notes and accounts payable of NT$270 million and net decreases in interest payable of debentures of NT$337 million.
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
     Net cash flows from investing activities was NT$130 million (US$4.0 million) in 2005. The net cash flows from investing activities in 2005 primarily included payments for the purchase of property, plant and equipment of NT$1,774 million (US$54.1 million), proceeds from disposals of property, plant and equipment of NT$3 million (US$1.0 million), payments for purchase of marketable securities of NT$11,468 million (US$349.6 million), proceeds from disposals of marketable securities of NT$12,996 million (US$396.2 million) and decreases in restricted investment of NT$358 million (US$10.9 million). Net cash flows from in investing activities were NT$3,629 million in 2004. The net cash flows from investing activities in 2004 included the payment of NT$2,769 million for the purchase of property, plant and equipment, and increases in intangible assets of NT$533 million. Net cash used in investing activities was NT$423 million in 2003. The most significant components of these investing activities were the payment of NT$2,616 million for the purchase of property, plant and equipment relating to the construction of Fab III and decreases in restricted investments of NT$1,528 million relating to a sinking fund for our convertible bonds that matured in May 2003.
     Our net cash used in financing activities was NT$3,466 million (US$105.7 million) in 2005. The net cash flows from financing activities in 2005 primarily included repayment of long term debts and capital lease obligations of NT$2,063 million (US$62.9 million), decreases in short-term debts of NT$1,070 million (US$32.6 million), and decreases in debentures of NT$415 million (US$12.7 million). The net cash flows from financing activities in 2004 were NT$2,951 million. The net cash flows from financing activities in 2004 primarily included decreases in long-term debt and capital lease obligations of NT$8,823 million, increases in common stock issued of NT$5,566 million, and increases in short-term debt and short-term notes of NT$377 million. The net cash flows from financing activities in 2003 were NT$2,199. The net cash flows from financing activities primarily in 2003 included increases in common stock issued of NT$3,823 million, increases in short-term debt and short-term debt and capitals lease obligations of NT$2,366 million.
     As of December 31, 2005, our primary sources of liquidity were NT$11,134 million (US$339.4 million) of cash and cash equivalents.
     As of December 31, 2005, we had total short-term debt of NT$1,894 million (US$57.7 million). All of our short-term loans in 2005 were letter of credit loans due within 180 days or working capital loans at variable interest rates, ranged from 1.70% to 5.87%. The unused lines of credit due within 180 days, including the unused letters of credit were NT$5,179 million (US$157.9 million) as of December 31, 2005. See note 12 and Note 13 to the consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
     As of December 31, 2005, we did not have any outstanding balance of short-term notes. The unused short-term lines of credit for short-term notes were NT$180 million (US$5.5 million) as of December 31, 2005. See notes 13 to the consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
Capital Resources and Capital Expenditures
     As of December 31, 2005, the long-term liabilities consisted primarily included long-term debt of NT$5,778 million (US$176.2 million). As of December 31, 2005, the long-term loans from banks carry variable interest rates ranged between 1.75% and 3.47% per annum with maturity between 2005 and 2016 and require payments of principal and interest on either a quarterly or monthly basis throughout the remainder of their terms. See note 15 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
     As of December 31, 2005, the maturity schedule of our existing long-term debt is as follows:

Period	NT$ in millions
January 1, 2006 — December 31, 2006	4,635
January 1, 2007 — December 31, 2007	2,340
January 1, 2008 — December 31, 2008	1,525
January 1, 2009 — December 31, 2009	1,480
January 1, 2010 — December 31, 2010	68
After December 31, 2010	365

Total	10,413

     In 2003, primarily as a result of net losses of NT$8,198 million, partially offset by stock issued for cash of NT$3,823 million, conversion of convertible debentures of NT$2,454 million and unrealized gains on long-term investments of NT$977 million, shareholders’ equity declined by 3.2% in 2003. In 2004, primarily as a result of issuance of global depositary shares of NT$5,566 million and conversion of convertible debentures of NT$759 million, partially offset by unrealized losses on long-term investments of NT$1,350 million, shareholders’ equity increased by 17.4% in 2004 to NT$34,345 million as of December 31, 2004. In 2005, primarily as a result of the increase in accumulated deficits, shareholders’ equity decreased by 16.8% in 2005 to NT$28,558 million (US$871 million) as of December 31, 2005.

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio and debt to equity ratio. We may be unable to meet the specified debt to equity ratios unless we are able to raise additional equity funding. In November 2003, we sold 475,000,000 new common shares for cash pursuant to a share offering in Taiwan, and in April 2004, we issued 13,125,000 GDS representing 525,000,000 new common shares. If we had not raised that additional equity in the share and GDS offerings, we may not have been able to meet the financial ratios in our loan agreements as of December 31, 2003, 2004 and December 31, 2005.
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
     On March 31, 2004, we announced a proposed increase in our issued share capital for the issue of up to 1,300,000,000 common shares. From time to time, we may offer and issue rights or overseas depositary receipts. The size and the price range of any proposed issue will be determined by our board of directors upon approval by the R.O.C. SFC. On November 16, 2005, our shareholders approved to cancel 2,079,474,542 shares at the amount of NT$20,795 million of capital.
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
     As of December 31, 2005, all of our convertible bonds had been redeemed. Among our long-term debts, there are secured corporate bonds and syndicated loans listed as follows in accordance with their terms:
     In April 2004, we sold 13,125,000 GDSs, representing 525,000,000 new common shares, for net proceeds of approximately US$173.25 million, to fund bond redemptions and for our capital expenditures.
     On February 17, 2006, we issued 100,000 new shares in a private placement at NT$8.07 per share.
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
     In the third quarter of 2001, we entered into a capital equipment lease agreement with Nintendo for the use of certain manufacturing equipment in the amount of US$75 million, payable in 36 monthly installments between July 31, 2002 to June 30, 2005. As of December 31, 2004, we had aggregate lease obligations of US$9.6 million (NT$303 million) under the Nintendo lease. The lease term is from July 31, 2001 to June 30, 2005, and title to the leased equipment will be transferred to us at the end of the lease term.
     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Our total capital expenditures were NT$1,606 in 2003, and NT$2,554 million in 2004 and NT$1,595 (US$48.6 million) in 2005. The following table sets forth our principal capital expenditures incurred in 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	88	358	134
Fab II	228	92	875
Fab III	834	1,652	0
Others	456	452	586

Total	1,606	2,554	1,595

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
     We have budgeted capital expenditures of approximately NT$3,348 million for 2006, primarily to purchase machinery and equipment to change our product mix for producing more Flash products, as well as for ongoing upgrades of our facilities. We may adjust the amount of our capital expenditure upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. We cannot assure you that we will be able to raise additional capital should it become necessary, on satisfactory terms or at all.
     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term and long-term loan facilities will be sufficient to meet our capital expenditures, working capital, payment obligations under our existing debt and lease arrangements, and other requirements.
     We will require funding for our capital expenditures for equipment and maintenance from cash from operations.

Contractual Obligations
     The following table sets forth information on our material contractual obligated payments for the periods indicated as at December 31, 2005:

	Payments Due by Period
		January 1,	January 1,	January 1,
		2006 to	2007 to	2010 to	January 1,
		December 31,	December 31,	December 31,	2012 and
	Total	2006	2009	2011	thereafter
	(in millions of NT$)
Long-term debt	10,413	4,635	5,345	137	296
Capital lease obligations (1)	0
Operating lease obligations (2)	609	85	195	130	199
Letters of credit	18	18
Construction and equipment purchase obligations (3)	3117	3117
License fees (3) (4)	410	410
Other long-term liabilities (4)	642				642
Total	15,209	8,265	5,540	267	1,137

(1)	Capital lease obligations represent our commitments for leases of equipment.

(2)	Operating lease obligations represent our commitments for leases relating to property and research and development software. See note 24c and 24d to our consolidated financial statements.

(3)	We cannot forecast the time of cash-out of our construction and equipment purchase obligations and license fees become due.

(4)	License fees above reflect the fixed amount of royalty payments. See note 24e to 24h to our consolidated financial statements.

(5)	Other long-term liabilities include accrued pension cost and other liabilities — refundable deposits.
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
Research and Development
     We believe that research and development is critical to our future success. We incurred expenses of NT$2,738 million in 2003, NT$2,577 million in 2004 and NT$3,110 million (US$94.8 million) in 2005 on research and development, or 15.5%, 11.0% and 16.4% of net sales revenue in those periods, respectively. On an R.O.C. GAAP basis, royalty payments are included in research and development expense.
     Our reorganization in 2003 enabled us to consolidate our research and development efforts and reduce the total number of projects by approximately two-thirds, to focus on those with strategic significance to us. As a result, we have, beginning in 2003, reduced our level of research and development expenditures.
     As of December 31, 2005, we had 444 employees engaged in research and new product development activities. We review our new product development plans at quarterly strategic meetings, utilizing the knowledge gained from close relationships with our key customers to determine future product requirements of the semiconductor industry. We also engage research firms that follow the semiconductor industry and publish data on the size of the markets and their historical and projected growth rates. These firms also generally publish a competition and market share profile for each market. By combining these sources of product development information, we endeavor to position our next generation of products competitively.
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
New Product Development
     Examples of new products under development or recently developed are as follows:
Mask ROM
•	new 64/128/256Mb product designs for Game Boy Advance;
•	introduce cost-effective two-bit per cell manufacturing technology;
•	a new low pin-count design for 64Mb products;
•	2Mb to 64Mb ROM multimedia card;
•	16/32/64Mb one-time programmable multimedia card;
•	64/128/256Mb SD ROM card; and
•	64/128/256Mb memory stick ROM card.
Flash
•	a 256Mb data storage/code storage Flash product;

•	a 1.8 volt low voltage, synchronous, read-while-write product for portable devices and mobile internet appliance applications;

•	a monochip design which combines Flash and multiple time programmable devices that optimizes data storage and code storage by using two-bit per cell technology;

•	extend the capacity of SPI products by using two-bit per cell technology;

•	a 0.13 micron cost-effective two-bit per cell manufacturing technology; and

•	a 0.13 micron high endurance ETOX cost-effective manufacturing technology.
SLC
•	a 64-voice polyphonic sound generator for cellular phone ring tones;

•	an audio control chip featuring long-time recording;

•	custom-made control chips for educational devices and language learning machines;

•	a custom-made broadband bridge chip, wireless game controller, frequency generator, and high definition television display controller for video game platforms;

•	a new architecture for the provision of data storage for SOC devices;

•	provide intellectual property libraries and design services on single voltage embedded Flash compilers, embedded mix signal devices, logic devices and SRAM/ROM memory devices for SOC development of audio compact disc, general positioning system, internet appliance, LCD monitor and educational and learning systems applications;

•	develop embedded EEPROM intellectual property for smart card applications;

•	introduce low-end derivative processes for consumer products; and

•	develop a GSM base band chipset and module, which is a digital signal processor and controller, for wireless communication applications.
Intellectual Property
     A number of elements of our products and technological processes are proprietary in nature and are owned by us or utilized under license from others. We own patents for a number of processes relating to our Mask ROM, Flash, EPROM and SLC products in various countries, including the United States and Taiwan. As of December 31, 2005, we had owned the total of 763 patents in U.S.A., 950 patents in R.O.C., 150 patents in Chinese, 21 patents in Japan and 44 patents in European for products and technology developed through our own efforts or joint research and development efforts with other companies. As of December 31, 2005, we had over 2,000 patent applications pending in various jurisdictions, including the United States, Taiwan, China, Japan and Europe. We intend to continue to seek patent protection on significant new inventions.
     We have applied 28 types of trademarks registrations including “MXIC”, “Macronix”, “MX” and “MTP EPROM”. As of December 31, 2005, we had 154 trademark registered and granted and 35 applications pending in various jurisdictions including Australia, China, the European Union, India, Japan, Korea, Singapore, Taiwan and the United States.
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

     We license the manufacturing technology underlying a variety of our memory products, including Mask ROM devices, to third parties. We earned in royalties approximately NT$20 million in 2003, NT$28 million in 2004 and NT$14 million (US$0.4 million) in 2005.
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
     The semiconductor industry has been cyclical, with periods of growth being followed by downturns due to global economic growth trends, inventory adjustments as well as periodic mismatches between semiconductor demand and manufacturing capacity. The semiconductor industry commenced a recovery in 1999, after a down cycle in the late 1990s, and recorded a 37% year on year growth in 2000. Since the beginning of 2001, however, as demand from the computing and communications sectors declined, the industry experienced excess capacity, overproduction, significant inventory buildup and consequent decreases in average selling prices. In 2002, while unit volume shipments grew in the first half, in part due to inventory replenishment, IC unit volume growth was weaker in the second half of the year. Beginning in mid-2003, the industry saw the initial signs of recovery, with increased IC demand and, for certain products, a slowdown and even a reversal of the decline in average selling prices. The recovery was carried through to the first half of 2004. Beginning in the second half of 2004, the semiconductor industry experienced another downturn which continued into 2005, with average selling prices, particularly Flash products, declining. Prices stabilized have stabilized during the first half of 2006.
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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth the name of each director, supervisor and executive officer, his position with us, the date of his initial appointment and his age as of May 30, 2006. We do not have any executive officers other than the directors, supervisors and executive officers listed below.

Name	Position with Our Company	Date of Initial Appointment	Age
Miin Wu (1)	President,	September 1, 1989,	57
	Executive Director and Chairman	November 25, 1989 and March 7, 2005
Ding-Hua Hu (1)(2)	Executive Director	November 25, 1989	63
H. C. Chen (3)	Executive Director	July 18, 1992	67
Y.S.Chuang(4)	Director	June 18, 2004	70
Takata Akira (5)	Director	May 12, 2005	47
Dang-Hsing Yiu	Director and Senior Vice President of Integrated	June 5, 1995	53
	Solution Group	March 14, 2003
C.Y. Lu	Director and Senior Vice President of Microelectronics	April 18, 2003	55
	and Memory Solution Group	March 14, 2003
Yaou-Dong Wang	Director and Vice President	June 18, 2004 and February 1, 2001	51
J.P. Peng (6)	Director and Vice President	June 18, 2004 and February 1, 2001	50
Raymond S. Mak	Director and Vice President	June 29, 1998 and September 18, 1995	55
C.L. Liu	Independent Director	June 27, 2003	71
Simon M. Sze	Independent Director	June 27, 2003	69
Cheng Yi Fang	Independent Director	April 19, 2001	64
Roger Chu(4)	Supervisor	July 18, 1992	58
Ping Tien Wu	Supervisor	November 27, 1993	64
J.D. Lee (5)	Supervisor	June 18, 2004	47
Paul Yeh	Associate Vice President of Finance Center	July 1, 2001	49

(1)	Mr. Wu succeeded Dr. Hu as the chairman, and Dr. Hu resigned from the chairmanship, effective March 7, 2005.

(2)	Nominee of Champion Investment Corporation

(3)	Nominee of Hung Chih Investment Corporation

(4)	Nominee of Delta Electronics Ltd.

(5)	Nominee of Shun Ying Investment

(6)	Nominee of Hui Ying Investment, Ltd.
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
     Ding-Hua Hu is an executive director and has been our director since our inception in 1989, and our chairman since our inception in 1989 until March 7, 2005. Dr. Hu has additionally served as the chairman of AVID Electronics Corporation as well as a director of ZYXEL Communication Corporation, United Integrated Services Co., Ltd. and Applied Vacuum Coating Technologies Co., Ltd. He received a B.S. degree in electrical engineering from National Taiwan University, an M.S. degree in electronic engineering from the National Chiao Tung University in Taiwan, an M.S. degree in Management from Stanford University and a Ph.D. in electrical engineering from the University of Missouri.
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
     Yaou-Dong Wang has been a vice president since 1991 and a director since 2004. He received a Ph.D. in chemical engineering from Columbia University.
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
     Simon M. Sze has been a director since 2003. He worked with Bell Laboratory from 1963 to 1989. Currently, he is a professor of NCTU and president of National Nano Device Laboratory. Mr. Sze received a Ph.D. in electrical engineering from Stanford University.
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
     The business address for all of our directors and senior management is our principal executive offices at No. 16 Li -Hsin Road, Science Park, Hsinchu, Taiwan, Republic of China, except that the business address for Raymond Mak is Macronix America, Inc., 1338 Ridder Park Drive, San Jose, California 95131.

B. Compensation
     The following table sets forth cash remuneration paid to our current directors, supervisors and executive officers in 2005:

		Total
Name	Position with our Company in 2004	Compensation
		(thousands of NT$)
Miin Wu (2)	Executive Director, Chairman and President	5,669
Dang-Hsing Yiu (3)	Director and Senior Vice President of Integrated Solution Group	20,125
Raymond S. Mak (3)	Director and Vice President
Yaou-Dong Wang (3)	Director and Vice President
J.P. Peng (3)	Director and Vice President
C.Y. Lu (3)	Director and Senior Vice President of Microelectronics and Memory Solution Group
Ding-Hua Hu (1)	Executive Director	113
H.C. Chen	Executive Director	113
Akira Takata	Director	63
C.L. Liu	Independent Director	700
Simon M. Sze	Independent Director	700
Cheng Yi Fang (4)	Independent Director	700
Ping Tien Wu	Independent Supervisor	700
J. D. Lee	Supervisor	100

(1)	Resigned from the chairmanship, effective March 7, 2005

(2)	Succeeded to the chairmanship, effective March 7, 2005

(3)	Total compensation for Dang-Hsing Yiu, Raymond S. Mak, Yaou-Dong Wang, J.P. Peng, and C.Y. Lu

(4)	Resigned as supervisor and re-elected as independent director, effective June 18, 2004
     According to our Articles, we may distribute 2.0% of distributable earnings to our directors and supervisors as compensation. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. We pay our executive officers monthly salaries, including our Chairman, in addition to employee bonuses.
     As of December 31, 2005, 85,792,690 shares were held by directors, supervisors and executive officers. In addition, the president, vice-president, executive directors, and the associate vice president of the finance center combined, held options to purchase up to 27,467,599 shares of the company. There have been no loans or advances made by us or any of our subsidiaries to, or guarantees given by us or any of our subsidiaries in relation to loans or advances received by, the directors, supervisors and executive officers. We are not involved in any unusual transactions (such as purchases outside normal activities, acquisitions or disposals of assets) with any of our directors, supervisors or executive officers.
     All material transactions between the company and its directors, supervisors and executive officers are described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.
C. Board Practices
     Our shareholders elect the members of our board of directors. Our board of directors is composed of 12 directors, three of whom are members of our executive director committee and three of whom are independent directors. The chairman of our board of directors is elected from among our executive directors. The chairman of our board of directors presides at meetings of our shareholders, meetings of our board of directors and meetings of the executive director committee, and also represents us in connection with external matters. Between meetings of our board of directors, the executive director committee regularly exercises power and authority on behalf of our board of directors in accordance with applicable law, our articles of incorporation and resolutions adopted at shareholders’ meetings and meetings of the board of directors.
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
Certain of our directors and supervisors serve in their capacity as representatives of the corporate entities who hold the board or supervisor seats and do not serve in their individual capacity. Consequently, if any of these individuals withdraws, dies or otherwise becomes unable to serve, the corporate entity he or she represents has the ability to replace that person with a different representative of its choice. Hui Ying Investment, Ltd. was previously appointed as a director on April 19, 2001 and re-elected as a director on June 18, 2004. Hui Ying Investment, Ltd. appointed J.P. Peng as a representative on May 12, 2005.
     We currently have three independent directors, namely, Mr. Liu, Mr. Sze and Mr. Fang.

Audit Committee
     We established an Audit Committee on October 27, 2004. We currently have three members in our audit committee who are independent directors, namely, Mr. Cheng Yi Fang, Mr. C.L. Liu and Mr. Simon M. Sze. As of December 31, 2005, R.O.C. law does not require us to have an audit committee. As R.O.C. law requires our Board of Directors to be responsible for the appointment, termination, compensation and oversight of our auditors, our audit committee is responsible for, among other matters, recommending to our Board of Directors with respect to such matters and evaluating and nominating suitable auditors.
     We established a compensation committee on August 27, 2005. We currently have three members in our compensation committee who are independent directors, Mr. C. L. Liu and Mr. Cheng Yi Fang, and our executive director, Mr. H. C. Chen.
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
D. Employees
     As of December 31, 2005, we employed 3,529 full-time employees, of whom 589 were executive officers and administrators, 1,531 were engineers and technicians and 1,409 were operators of machinery and equipment. Of all our operators, we employed 231 persons from outside Taiwan that are based in Taiwan. Approximately 52.7% of our employees as of that date had undergraduate or college degrees, 1.2% who possessed doctoral degrees and approximately 19.1% who held master’s degrees. As of December 31, 2005, the average age of our employees was 32.0 years old.
     The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the capacity indicated:

	Year ended December 31,
Position	2003	2004	2005
Executive and Senior Managers	278	313	325
Supporting Staff and Administrators	173	277	264
Engineers and Technicians	1,503	1,562	1,531
Operations
Local	1,299	1,223	1,178
Overseas	181	218	231

Total	3,434	3,593	3,529

     Our future success will depend, in part, on our ability to continue to attract and retain highly qualified technical, marketing, engineering and management personnel. The competition in Taiwan for qualified engineers and managers with experience in the semiconductor industry is particularly intense. We have had considerable success in attracting engineers and managers of R.O.C. origin working in the United States to emigrate back to Taiwan but this success may not continue. In 2003, 2004 and 2005 we also recruited a number of design engineers in Korea and our subsidiary in the United States recruited a number design engineers in the United States, to partially replace a number of engineers who had left. We have not experienced any strikes or significant work stoppages and believe that our relations with our employees are good.
     We believe that our management policies and comprehensive benefits to employees have contributed to good employee relations and employee retention. Our employee benefits include subsidized meals and housing, health insurance, life insurance and education/training subsidies, as well as employee bonuses. We have an employee pension plan (“old plan”) under which we contribute an amount equal to 2% of each employee’s annual salary to a pension fund deposited with the Central Trust of China. We also adopted the Labor Pension Act (“new plan”) effective in Taiwan on July 1, 2005. The new act prescribed that the Company shall make monthly contributions to the employees’ pension accounts and the rate of the contribution from the Company shall be not less than 6% of the employees’ monthly wages. We have a 15-member pension fund committee consisting of five management representatives and 10 employee representatives to manage and administer the fund. We completed construction of modern athletic and recreational facilities for use by our employees in the fourth quarter of 2002.
     We have also established an employee benefit committee for implementing a variety of employee programs including, among others, recreational activities, special group travel programs, emergency assistance programs, maternity assistance programs and holiday gift certificate programs.
E. Share Ownership
     The following table sets forth the personal share ownership of our directors, supervisors and executive officers and their immediate families as of May 31, 2006:

				Shares owned by
				Spouses and minor
		Share Ownership		children
		Number		Number of
Title	Name	of Shares	Percentage	Shares	Percentage
Executive Director, Chairman and President	Miin Wu (1)	18,055,841	0.62%	—	—
Executive Director	Ding-Hua Hu (2)	2,334,854	0.08%	—	—
Executive Director	H. C. Chen (3)	603,647	0.02%	—	—
Director and Senior Vice President of Integrated Solution Group	Dang-Hsing Yiu	10,090,724	0.35%	2,335,263	0.08%
Director and Senior Vice President of Microelectronics and Memory Solution Group	C.Y. Lu	1,357,264	0.05%	—	—
Director and Vice President	Raymond S. Mak	4,045,506	0.14%	—	—
Director and Vice President	Yaou Dong Wang	3,288,788	0.11%	712,829	0.03%
Director and Vice President	J.P. Peng (4)	3,515,795	0.12%	—	—
Director	Akira Takata (5)	70,074,805	2.40%	—	—
Independent Director	C.L. Liu	100,000	—	—	—
Independent Director	Simon M. Sze	—	—	—	—
Independent Director	Cheng Yi Fang	634,344	0.02%	210,659	0.01%
Independent Supervisor	Ping Tien Wu	115,860	<0.01%	—	—
Supervisor	J.D. Lee (5)	70,074,805	2.40%	—	—
Associate Vice President, Finance Center	Paul Yeh	4,517,418	0.15%	25,134	<0.01%

(1)	Succeeded to the chairmanship, effective March 7, 2005.

(2)	Nominee of Champion Investment Corporation. Resigned from the chairmanship, effective March 7, 2005.

(3)	Nominee of Hung Chih Investment Corporation.

(4)	Nominee of Hui Yin Investment Corporation.

(5)	Nominee of Shun Yin Investment Co., Ltd.

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
     U.S. GAAP requires us to account for this plan in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”. Under APB No. 25, we recognize compensation expense for the plan based on the amount by which the quoted market value of our shares covered by the grant exceeds the exercise price of the rights. Compensation determined in accordance with the preceding sentence will be accrued as a charge to expense over the vesting period during which the employee performs the related services. As a result, the compensation expense adjustment under U.S. GAAP for this plan in 1999 was NT$245 million of additional expense. Due to the reversal of compensation expense accrued on an R.O.C. GAAP basis, we recorded an increase in income adjustment of NT$598 million in 2000, NT$496 million in 2001, NT$93 million in 2002, nil for 2003, 2004 and 2005 for this plan under U.S. GAAP. Unlike U.S. GAAP, R.O.C. GAAP has no specific accounting provisions for stock appreciation rights plans. For R.O.C. GAAP reporting purposes, we do not recognize compensation expense until the year in which these appreciation rights vest. In 1999, no rights vested and, as a result, we did not recognize any compensation expense. When the rights vest, we recognize compensation expense that is calculated based on the difference between (i) the fair market value of our shares plus additional costs related to the rights vested and (ii) the aggregate exercise price of the rights having vested in the period. We have entered into a number of equity derivative contracts to cover the rights under the plan. We recognized a reversal of compensation expense for the stock appreciation rights under R.O.C. GAAP of nil in 2003, 2004 and 2005. See “Item 5. Operating and Financial Review and Prospects — Operating Results — U.S. GAAP Reconciliation — Stock Performance-Based Employee Bonus Plan”.
Share Option Plans
     Our board of directors approved five share option plan on November 29, 2001, April 24, 2002, April 7, 2003, March 11, 2004, March 7, 2005, which were approved by the R.O.C. SFC on December 20, 2001, May 23, 2002, April 24, 2003, March 30, 2004, March 7, 2005 respectively.
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
     Under the share option plan of November 29, 2001, we granted 71,768,500, 560,000, 1,507,000 and 6,164,500 share options at initial exercise prices of NT$25.1, NT$24.5, NT$11.5 and NT$11.7 on January 16, 2002, May 6, 2002, October 1, 2002 and December 16,

2002, respectively. As of December 31, 2005, we had 112,000 and 217,000 outstanding share options at exercise prices of NT$11.1 and NT$11.3, respectively, under the share option plan of November 29, 2001.
     Under share option plan of April 24, 2002, we granted 150,000,000, 10,284,500 and 2,753,500 share options at initial exercise prices of NT$11.5, NT$11.7 and NT$9.35 on October 1, 2002, December 16, 2002 and April 7, 2003, respectively. As of December 31, 2005 we had 87,286,500, 4,149,000 and 1,802,500 outstanding share options at exercise prices of NT$11.1, NT$11.3 and NT$9.2, respectively, under the share option plan of April 24, 2002.
     Under the share option plan of April 7, 2003, we granted 193,212,000, 829,000, 685,000, 785,000 and 749,000 share options at initial exercise prices of NT$7.75, NT$9.1, NT$13.15, NT$12.3 and NT$14.1 on June 13, 2003, November 4, 2003, March 11, 2004, March 30, 2004 and April 27, 2004, respectively. As of December 31, 2005, we had 138,906,453, 496,000, 314,000, 553,000 and 749,000 outstanding share options at exercise prices of NT$7.75, NT$9.0, NT$12.9, NT$12.2 and NT$14.1, respectively, under the share option plan of April 7, 2003.
     Under the share option plan of March 11, 2004, we granted 176,972,000, 4,919,000, 2,176,000, 5,015,500, 4,466,000, 4,428,500 and 1,172,000 share options at initial exercise prices of NT$14.55, NT$14.1, NT$11.0, NT$9.25, NT$7.05, NT$7.05 and NT$6.88 on April 9, 2004, April 27, 2004, June 2, 2004, August 11, 2004, October 27, 2004, January 28, 2005 and March 7, 2005, respectively. As of December 31, 2005, we had 151,214,500, 2,626,000, 1,780,000, 4,054,500, 3,393,000, 3,988,500 and 888,000 outstanding share options at exercise prices of NT$14.55, NT$14.1, NT$11.0, NT$9.25, NT$7.05, NT$7.05 and NT$6.88, respectively, under the share option plan of March 11, 2004.
     Under the share option plan of March 7, 2005, we granted 188,958,500, 7,978,500 and 2,372,000 share options at initial exercise prices of NT$5.84, NT$5.83 and NT$5.81 on August 8, 2005, August 29, 2005, and October 25, 2005, respectively. As of December 31, 2005, we had 186,129,500, 7,530,500 and 2,372,000 outstanding share options at exercise prices of NT$5.84, NT$5.83, and NT$5.81, respectively, under the share option plan of March 7, 2005.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth certain information, as of May 2, 2006, with respect to the common shares of our company owned of record by our top five shareholders and all directors, supervisors and executive officers as a group. To our knowledge, as of May 2, 2006, no shareholder beneficially owned 5% or more of our common shares.

		Percentage of total
	Number of	outstanding
Name of Shareholder	common shares	common shares
Shun Ying Investment Co., Ltd.	70,074,805	2.40%
National Stabilization Fund	38,395,004	1.31%
Kuo Hua Life Insurance Co., Ltd.	35,333,345	1.21%
ABP Pension Fund	20,966,767	0.71%
Miin Wu	18,055,841	0.61%

B. Related Party Transactions
     Members of our board of directors and our executive officers also serve or have served as directors of companies with which we do business. These individuals include Mr. Miin Wu, who serves as a director of Tower Semiconductor, Mr. C.Y. Lu, who serves as the chairman of Ardentec Corporation (“Ardentec”). We believe that the transactions we conduct with these parties are on an arms-length commercial basis.
     We subcontract a portion of our assembly and testing requirements to Powertech Co., Ltd. and Ardentec. For services performed by Powertech, we incurred manufacturing processing charges of NT$211 million in 2003, nil in 2004 and nil in 2005. Powertech Co., Ltd. was no longer our related party after June 18, 2004 since we resigned the supervisor position from Powertech Co., Ltd. For services performed by Ardentec, we incurred manufacturing processing charges of NT$130 million in 2003, NT$260 million in 2004 and NT$218 million (US$6.7 million) in 2005. We purchase industrial gases from United Industry Gas. We incurred NT$100 million in 2003 and NT$100 million in 2004, in charges for industrial gases provided by United Industry Gas. After June 28, 2004, United Industry Gas was no longer our related party since we no longer represented the director in United Industry Gas.
     In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor, an Israeli company, whereby Tower Semiconductor will provide silicon wafer manufacturing processing services that can employ Tower Semiconductor’s microFLASH technology. This technology is based on proprietary technology licensed from Saifun, an Israeli integrated circuit design company. We also have entered into a separate agreement with Saifun that provides us with rights to develop and manufacture certain products related to the microFLASH process technology. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. Due to the market conditions in 2001 and 2002, we have placed orders for less than the numbers of wafers that we could have required Tower Semiconductor to manufacture for us in those periods. Wafer purchases from Tower Semiconductor was NT$37 million in 2003, NT$20 million in 2004 and NT$189 million (US$5.8 million) in 2005.
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
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     The selected income statement data for the years ended December 31, 2003, 2004 and 2005, and the selected balance sheet data as of December 31, 2004 and 2005 presented below are derived from our audited financial statements included in this annual report, which were prepared on a consolidated basis. The selected income statement data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 presented below are derived from our audited financial statements not included in this annual report, which were also prepared on a consolidated basis. Certain accounts in the selected balance sheet data as of December 31, 2001, 2002, 2003 and 2004 have been reclassified to conform with the presentation of the current period as of December 31, 2005.
     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references in this annual report to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “N.T. dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in N.T. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of NT$32.80 = US$1.00. On June 20, 2006, the noon buying rate between New Taiwan dollars and United States dollars was NT$32.56 = US$1.00.
     The financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, our financial statements and the related notes included in this annual report, and “Item 5. Operating and Financial Review and Prospects”. Our financial statements are prepared and presented in accordance with R.O.C. GAAP and R.O.C. reporting practices. For a discussion of certain differences between R.O.C. GAAP and U.S. GAAP, see note 28 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

	Year ended, and as of, December 31,
	(in millions except per share and ADS data)
	2001	2002 (Notes)	2003 (Notes)	2004 (Notes)	2005	2005
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
Consolidated Income Statement Data:
R.O.C. GAAP
Net sales revenue	21,747	16,492	17,712	23,380	18,908	576.5
Cost of goods sold	(11,674)	(17,105)	(20,657)	(18,990)	(18,666)	(569.1)
Less: Unrealized profit as of December 31	—	(2)	3	(1)	—	—
Realized gross profit (loss)	10,073	(615)	(2,942)	4,388	242	7.4
Operating expenses	(6,557)	(6,212)	(4,742)	(4,737)	(5,116)	(156.0)
Operating income (loss)	3,516	(6,827)	(7,684)	(349)	(4,875)	(148.6)
Total other income	1,356	466	1,877	1,619	1,197	36.5
Total other expenses	(4,795)	(4,976)	(2,370)	(1,023)	(3,205)	(97.7)
Income (loss) before taxes and minority interest	77	(11,337)	(8,177)	247	(6,882)	(210.0)
Income tax benefit (expense )	(943)	(20)	(21)	(35)	(215)	(6.6)
Income (loss) before minority interest	(866)	(11,357)	(8,198)	212	(7,098)	(216.4)
Minority interest loss	—	0.4	0.3	5	70	2.1
Net Income (loss)	(866)	(11,357)	(8,198)	218	(7,027)	(214.2)
Net income (loss) per share — basic (1)	(0.40)	(5.32)	(3.65)	0.08	(2.41)	(0.07)
Net income (loss) per share — diluted (1)	(0.40)	(5.32)	(3.65)	0.08	(2.41)	(0.07)
U.S. GAAP
Gross profit (loss)	6,598	(4,018)	(1,576)	5,052	688	21.0
Operating income (loss)	(2,263)	(10,186)	(6,614)	335	(4,356)	(132.8)
Net income (loss) before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(3,842)	(13,674)	(8,027)	(469)	(4,636)	(141.3)
Basic net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(1.79)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Diluted net income (loss) per share before cumulative effect of change in accounting principle in accordance with U.S. GAAP	(1.79)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Net income (loss) (2)	(4,463)	(13,674)	(8,027)	(469)	(4,636)	(141.3)
Net income (loss) per share—basic (1) (3)	(2.07)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Net income (loss) per share —diluted (1)(3)	(2.07)	(6.39)	(3.53)	(0.17)	(1.59)	(0.05)
Balance Sheet Data:
R.O.C. GAAP
Total current assets	25,358	21,301	21,002	21,706	20,027	610.6
Net property, plant and equipment	39,562	40,029	32,600	27,993	16,202	494.0
Total assets	71,693	67,450	59,919	54,396	45,604	1,390.4
Total current liabilities	9,016	17,687	18,717	9,449	10,664	325.1
Long -term liabilities	19,533	19,549	11,954	10,602	6,180	188.4
Total liabilities	28,549	37,236	30,671	20,051	16,844	513.5
Total shareholders’ equity	43,144	30,214	29,248	34,344	28,558	870.7
U.S. GAAP
Total current assets	26,646	21,037	21,398	21,716	19,832	604.6
Total assets	72,979	65,509	59,200	52,807	46,220	1,409.1
Total current liabilities	10,152	18,127	18,986	9,445	10,699	326.2
Total liabilities	29,679	36,991	71,051	20,052	16,877	514.5
Total shareholders’ equity	43,300	28,518	28,149	32,755	29,264	892.2
Other Data:
R.O.C. GAAP
Capital expenditures	9,078	8,975	1,606	2,554	1,595	48.6
Depreciation and amortization	8,006	8,742	9,287	7,562	7,253	221.1
Net cash provided by operating activities	9,209	217	1,484	5,987	4,397	134.1
Net income (loss) per ADS — basic	(4.0)	(53.2)	(36.5)	0.80	(24.1)	(0.70)
Net income (loss) per ADS — diluted	(4.0)	(53.2)	(36.5)	0.80	(24.1)	(0.70)
Number of common shares outstanding (weighted, as adjusted ) (4)	2,157	2,140	2,272	2,822	2,912	2,912
Stock dividend per common share (5)	30%	10%	—	—	—	—

Note: 2002, 2003 and 2004 U.S. GAAP data were restated.

(1)	Retroactively adjusted for our capital reduction in 2006 and all subsequent stock dividends and employee bonuses declared.

(2)	The difference between net income under R.O.C. GAAP and U.S. GAAP was largely derived from different treatments under these two accounting principles with respect to employee bonus shares, derivative contracts, plant capacity loss, other-than-temporary decline in value on marketable securities, and convertible debt securities with beneficial conversion features. The difference in accounting treatment with respect to employee bonus shares under the two accounting principles resulted in an additional expense of NT$4,273 million in 2001, no additional expense or income in 2002 and 2003, 2004 and 2005. The differences of accounting treatment with respect to derivative contracts under the two accounting principles resulted in additional income of NT$228 million in 2001, additional income of NT$616 million in 2002, additional expense of NT$379 million in 2003, additional income of NT$34 million in 2004 and additional expense of NT$32 million (US$1.0 million) in 2005. The difference in accounting treatment with respect to plant capacity loss under the two accounting principles resulted in an additional income of NT$528 million in 2001, an additional expense of NT$528 million in 2002, additional income of NT$269 million in 2003, an additional expense of NT$258 million in 2004 and an additional income of NT$0.4 million (US$0.01 million) in 2005. The difference in accounting treatment with respect to other-than-temporary decline in value on marketable securities under the two accounting principles resulted in an additional expense of NT$646 million in 2001, an additional expense of NT$538 million in 2002, no additional expense or income in 2003, an additional expense of NT$448 million in 2004 and additional income of NT$1,326 million (US$40.4 million) in 2005.

(3)	Retroactively adjusted for our capital reduction in 2006, all subsequent stock dividends and employee bonuses declared. See note 22 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — U.S. GAAP Reconciliation”.

(4)	Common shares outstanding weighted, as adjusted for our capital reduction in 2006, any employee share bonus and any subsequent stock dividends declared.

(5)	The percentage of our stock dividend is determined by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.
Export Sales
     Our export sales accounted for 68%, 66% and 70% of total net sales for the years ended December 31, 2003, 2004 and 2005, respectively. See note 26 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
     Export sales from the R.O.C. are as follows:

	For the year ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Japan	7,269,548	8,363,806	7,706,521	234,955
Singapore and Hong Kong	3,487,250	5,119,396	4,076,395	124,280
United States	823,145	980,911	629,235	19,184
Europe	453,641	1,077,416	888,867	27,094

Total	12,033,584	15,541,521	13,300,838	405,513

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
     For information relating to R.O.C. withholding taxes payable on dividends, see “Item 10. Additional Information — E. Taxation — R.O.C. Taxation”.
Legal Proceedings
     As is the case with many companies in the semiconductor industry, we from time to time receive communications from third parties asserting certain patents to our products. We have entered into discussions with some of these third parties as to their respective positions and the terms of any possible licenses. We could incur significant costs with respect to the defense of the claims that could have a material adverse effect on our results of operations or financial condition. For royalty payments under the existing license agreements or the potential new patent license agreements, we have estimated the royalty budgets based on historical experiences and specific arrangements. The royalty accrual was NT$198 million in 2003, NT$140 million in 2004 and NT$218 million (US$6.6 million) in 2005. As of December 31, 2005, the outstanding balance of this reserve was NT$612 million (US$18.7 million).
     On July 9, 2003 we learned from Tower Semiconductor that a shareholders class action was filed on behalf of a class consisting of the ordinary shareholders of Tower Semiconductor at the close of business in the United States on April 1, 2002. This case was filed in the United States District Court for the Southern District of New York against Tower Semiconductor and its major corporate shareholders, including, us, and against directors of Tower Semiconductor, including Miin Wu, our president and CEO. The lawsuit alleges violation of section 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder. The lawsuit alleges that Tower Semiconductor and its directors made false and misleading statements and omissions in a proxy solicitation to Tower Semiconductor’s shareholders regarding a proposed amendment to a contract between Tower Semiconductor and its major shareholders, including us. The plaintiffs are seeking unspecified damages and attorneys’ and experts’ fee and expenses. On January 30, 2004, the defendants filed with the court a motion to dismiss the action. On April 20, 2004, the plaintiffs filed a memorandum in opposition to defendants’ motion to dismiss. On May 24, 2004, the defendants filed a reply memorandum to further support defendants’ motion to dismiss the plaintiffs’ complaint. On August 19, 2004, the court granted the motion to dismiss and on June 6, 2006, the United States Court of Appeals for the Second Circuit affirmed this decision.
     On March 7, 2006, Spansion, Inc. filed an action against us and Macronix America Inc. in the U.S. District Court for the Northern District of California. The original complaint asserted causes of action for false advertising, trademark dilution and unfair competition. The complaint further sought $100 million in enhanced damages, attorneys’ fees, and injunctive relief. On May 19, 2006, Spansion filed an amended complaint alleging an additional claim for copyright infringement. All claims asserted by Spansion arise out of the comparative advertising and marketing of the Macronix NBit™ flash memory chips. On June 5, 2006, we and Macronix America filed answers to the amended complaint denying the allegations and asserting a number of affirmative defenses. A case management conference was held on June 13, 2006, and the trial date was set on April 16, 2007. The parties are currently in the beginning stages of discovery. We and Macronix America deny any liability to Spansion and intend to vigorously defend the action.
     Except as described above, we are currently not involved in any material legal proceedings, although we may become involved in other litigation in the future. “Item 5. Operating and Financial Review and Prospects — E. Research and Development, Patents and Licenses, etc. — Intellectual Property”.
B. Significant Changes
     Except as otherwise noted, no significant changes have occurred since December 31, 2005. See “Item 4. Information on the Company — History and Development of the Company — Recent Developments” and note 17c of our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
Item 9. The Offer and Listing
A. Offer and Listing Details
     Each ADS represents ten of our common shares. Our ADSs have been listed on the Nasdaq National Market since May 9, 1996. The table below presents, for the periods indicated, the high and low closing prices on the Nasdaq National Market for our outstanding ADSs.

			Average daily trading
			volume (in thousands	Nasdaq Composite
	Closing Price Per ADS(1)		of ADSs)(1)	Index
	High	Low		High	Low
	(US$)	(US$)
2001	21.76	6.62	37.796	2,859.15	1,423.19
2002	14.64	4.68	31.127	2,059.38	1,114.11
2003	6.25	2.06	15.467	2,009.88	1,271.47
First Quarter	6.25	4.37	9.360	1,460.99	1,271.47
Second Quarter	4.63	2.06	29.994	1,677.14	1,348.30
Third Quarter	4.99	3.75	12.679	1,909.55	1,640.13
Fourth Quarter	5.43	3.60	9.777	1,976.37	1,832.25
2004	8.79	3.43	9.868	2,178.34	1,752.49
First Quarter	6.68	4.09	16.480	2,153.83	1,901.80
Second Quarter	8.79	4.88	10.066	2,079.12	1,876.64
Third Quarter	5.57	3.77	7.594	2,015.55	1,752.49
Fourth Quarter	4.35	3.43	5.541	2,178.34	1,903.02
2005	3.80	1.56	6.175	2,273.37	1,904.18
First Quarter	3.80	2.23	7.881	2,152.15	1,973.88
Second Quarter	3.43	2.12	3.653	2,097.80	1,904.18
Third Quarter	3.53	1.60	5.186	2,218.15	2,045.20
Fourth Quarter	2.71	1.56	7.614	2,273.37	2,037.47
December	2.71	1.97	9.889	2,273.37	2,205.32
2006

January	3.14	2.36	10.444	2,231.36	2,243.74
February	2.66	2.28	1.767	2,310.56	2,239.81
March	2.36	2.00	6.623	2,340.82	2,249.72
April	2.57	2.16	18.484	2,370.88	2,310.35
May	3.06	2.41	7.865	2,344.99	2,158.76
June (through June 20)	2.50	1.61	5.434	2,219.86	2,072.47

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid in the periods indicated.
     Each GDS represents 40 of our common shares. Our GDSs have been listed on the Luxembourg Stock Exchange since April 5, 2004. The table below presents, for the periods indicated, the high and low closing prices on the Luxembourg Stock Exchange for our outstanding GDSs.

			Average daily
			trading volume
			(in thousands of	Luxembourg Stock
	Closing Price Per GDS(1)		GDSs)(1)	Exchange Index
	High	Low		High	Low
	(US$)	(US$)
2004
Second Quarter (from April 5)	20.90	13.05	0	1,097.30	992.73
Third Quarter	12.47	8.8	0	1,104.12	1,019.37
Fourth Quarter	9.20	8.35	0	1,294.63	1,112.89
December	9.20	8.75	0	1,294.63	1,223.83
2005				1,639.50	1,281.26
First Quarter	8.00	5.25	0	1,396.69	1,281.26
Second Quarter	7.50	5.07	0	1,380.98	1,295.92
Third Quarter	7.80	3.80	0	1,491.42	1,358.45
Fourth Quarter	6.39	4.25	0	1,639.50	1,440.26
December	6.39	4.96	0	1,639.50	1,553.65
2006

January	7.11	6.32	0	1,850.35	1,646.31
February	6.16	5.17	0	1,920.35	1,855.48
March	5.22	4.67	0	1,896.57	1,832.20
April	5.37	5.11	0	1,902.02	1,843.42
May	N/A	N/A	0	1,949.33	1,767.01
June (through June 20)	N/A	N/A	0	1,778.72	1,667.50

Source: Bloomberg L.P.

(1)	Average includes only days in which GDSs were traded.
     Our common shares have been listed on the Taiwan Stock Exchange since March 15, 1995. The table below presents, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares and the highest and lowest of the daily closing values of the Taiwan Stock Exchange Index.

			Average daily
			trading volume
			(in thousands of	Taiwan Stock
	Closing Price Per Share (1)		shares)	Exchange Index
	High	Low		High	Low
	(NT$)	(NT$)
2001	68.89	24.92	38,127	6,104.24	3,446.26
2002	50.93	15.76	34,149	6,462.36	3,850.04
2003	21.84	7.06	25,556	6,142.32	4,139.50
2004	28.78	11.22	35,877	7,034.10	5,316.87
First Quarter	15.85	13.71	31,124	7,034.10	6,041.56
Second Quarter	28.78	16.96	58,700	6,880.18	5,482.96
Third Quarter	18.50	12.16	17,516	5,970.18	5,316.87
Fourth Quarter	14.05	11.22	16,589	6,139.69	5,650.97
December	14.05	11.65	21,857	6,139.69	5,798.62
2005	12.33	5.19	19,258	6,575.53	5,632.97
First Quarter	12.33	7.02	19,094	6,259.69	5,771.48
Second Quarter	10.55	6.96	22,619	6,373.86	5,693.01
Third Quarter	10.69	5.19	16,588	6,455.57	5,925.54
Fourth Quarter	9.01	5.33	18,725	6,575.53	5,632.97
December	9.01	6.82	29,507	6,575.53	6,179.82
2006
January	10.19	7.81	35,624	6,742.39	6,381.97
February	8.87	7.20	15,770	6,720.08	6,474.69
March	7.62	6.41	13,509	6,642.96	6,364.60
April	7.88	6.89	20,422	7,171.77	6,660.76
May	9.80	8.43	51,048	7,474.05	6,843.98
June (through June 20)	9.07	7.04	19,819	6,959.64	6,299.59

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid in the periods indicated.
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
     As of May 31, 2006, a total of 2,915,921,786 of our common shares were outstanding. Holders of common shares that are not R.O.C. persons are required to hold these common shares through a brokerage or custodial account in the R.O.C.. The entities in which these accounts are maintained are the registered holders of the shares and thus all of the registered holders of our common shares are R.O.C. persons. As of May 31, 2006, 13,585,957 common shares were registered in the name of nominees of The Bank of New York, the depositary under the ADS deposit agreement. The Bank of New York has advised us that, as of May 31, 2006, 1,358,595.7 ADSs, representing 13,585,957 common shares, were held of record by Cede & Co. and seven other U.S. persons. We have no further information as to common shares of our company held, or beneficially owned, by U.S. persons. As of May 31, 2006, 1,109,055 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 31, 2006, 27,726 GDSs, representing 1,109,055 common shares, were held of record by Cede & Co.
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
     The Taiwan Stock Exchange commenced operations in 1962. During the early 1980s, the Securities and Futures Commission actively encouraged new listings on the Taiwan Stock Exchange and the number of listed companies grew from 119 in 1983 to 691 as of

December 31, 2005. As of December 31, 2005, the market capitalization of companies listed on the Taiwan Stock Exchange was NT$15,633 billion.
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
The GreTai Securities Market
     To complement the Taiwan Stock Exchange, the GreTai Securities Market (formerly known as the Over-the-Counter Securities Exchange) was established in September 1982 on the initiative of the Securities and Futures Commission to encourage the trading of securities of companies who do not qualify for listing on the Taiwan Stock Exchange. As of December 31, 2005, 503 companies had listed equity securities on the GreTai Securities Market and the total market capitalization of those companies was approximately NT$6,431 billion. In addition, the Emerging Stock Board of the GreTai Securities Market was established on January 1, 2002 at the initiative of the Securities and Futures Commission to encourage trading of securities of companies that are public companies but not qualified for listing on the Taiwan Stock Exchange or the GreTai Securities Market.
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

     The following table shows for the periods indicated information relating to the Taiwan Stock Exchange Index.

	Number of listed			Index at
	companies at	Index	Index	period
Period ended December 31,	the period end	high	low	end
1990	199	12,495	2,560	4,530
1991	221	6,305	3,316	4,601
1992	256	5,392	3,328	3,377
1993	285	6,071	3,136	6,071
1994	313	7,184	5,195	7,125
1995	347	7,051	4,503	5,174
1996	375	6,983	4,690	6,934
1997	404	10,117	6,820	8,187
1998	437	9,277	6,251	6,418
1999	462	8,609	5,475	8,449
2000	474	10,202	8,350	8,843
2001	584	5,551	4,647	5,551
2002	638	6,462	3,850	4,452
2003	669	6,142	4,140	5,891
2004	697	7,034	5,317	6,140
2005	691	6,575	5,632	6,548

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
     Set forth below is a description of our common shares, including summaries of the material relevant provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the rules and regulations under these laws. Unless otherwise indicated in this annual report, holders of our ADSs generally have the same rights as holders of our common shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Common Shares and our ADSs” for a description of certain differences and “ —Voting Rights of ADS Holders”.

General
     Our authorized capital is NT$65.5 billion, divided into 6.5 billion shares, including up to 650 million shares reserved for the exercise of employee stock options as of June 20, 2006. As of May 31, 2006, 2,915,821,786 of our common shares had been fully paid-in and were outstanding. All of our common shares are in registered form.
     As of May 31, 2006, 13,585,957 common shares underlying ADSs were held in the name of nominees of The Bank of New York, as depositary for our ADS facility. The Bank of New York has advised us that, as of May 31, 2006, 1,358,595.7 ADSs, representing 13,585,957 common shares, were held of record by Cede & Co. and seven registered holders. We have no further information as to our common shares held, or beneficially owned, by U.S. persons.
     As of May 31, 2006, 1,109,055 common shares underlying GDSs were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 31, 2006, 27,726 GDSs, representing 1,109,055 common shares, were held of record by Cede & Co.
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
     Our articles of incorporation also provide that employee bonuses will be distributed in the same form as the distribution of dividends to shareholders. In addition, distribution of shares as bonuses to employees is applicable to the employees of our affiliated companies that satisfy the requirements set by our board of directors. In 2003, 2004 and 2005, we did not distribute any employee bonuses. The number of common shares issued as a bonus is obtained by dividing the total nominal N.T. dollar amount of the bonus by the par value of our common shares, or NT$10 per share. Subject to compliance with the above requirements, we may pay dividends or make other distributions from our earnings and reserves as permitted by R.O.C. Company Law.
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
     For information as to R.O.C. taxes on dividends and distributions, see “Item 10 Additional Information — E. Taxation — R.O.C. Taxation.”
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
     Authorized but un-issued shares of any class may be issued, subject to the above-mentioned provisions of the R.O.C. Company Law, the R.O.C. Statute for Establishment and Administration of Science Park and the R.O.C. Securities and Exchange Law, upon the terms as our board of directors may determine.

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
Indenture for Zero Coupon Convertible Bonds Due February 10, 2008
     On February 10, 2003 and March 4, 2003, we issued zero coupon convertible bonds totaling US$90 million pursuant to an international bond offering. The bonds will mature on February 10, 2008 at a redemption price equal to their principal amount, together with redemption premium. The bonds do not bear interest. Unless previously redeemed or repurchased and cancelled, the bonds, at the option of the holders of the bonds, are convertible at anytime, except during a closed period, on or after March 12, 2003 and on or before January 11, 2008, into common shares, par value NT$10.00 per share. The initial conversion price will be NT$12.06 per common share, subject to adjustment in certain events. As of December 31, 2005, all the zero coupon convertible bonds due February 10, 2008 had been converted or redeemed. The bonds are evidenced by the indenture included as Exhibit 14.2 hereto.

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

Period-End	NT$ per US$1.00
1999	31.39
2000	33.17
2001	35.00
2002	34.70
2003:
First Quarter	34.72
Second Quarter	34.61
Third Quarter	33.78
Fourth Quarter	33.99
2004:
First Quarter	33.00
Second Quarter	33.66
Third Quarter	33.99
Fourth Quarter	31.74
2005:
First Quarter	31.46
Second Quarter	31.64
Third Quarter	33.18
Fourth Quarter	32.80
2006:
January	31.97
February	32.40
March	32.42
April	31.90
May	31.99
June (through June 20)	32.56

Source:	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
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

Taxation of Dividends
     Subject to the discussion under “—Passive Foreign Investment Company Status” below, distributions in respect of ADSs, GDSs and common shares to United States Holders, including the amount of any R.O.C. tax withheld, will constitute foreign source dividend income for United States federal income tax purposes to the extent these distributions are made from our current or accumulated earnings and profits, as determined in accordance with United States federal income tax principles. These dividends will not be eligible for the dividends received deduction otherwise allowed to U.S. Corporations. Such dividend income will be includable in the gross income of a United States Holder as ordinary income on the day it is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs and GDSs. A non-corporate United States Holder of ADSs and GDSs will generally be eligible for reduced rates of tax (i.e., the rates applicable to net long-term capital gain, which are 5% and 15%) with respect to dividends on ADSs and GDSs under section 1(h) of the Code if the United States Holder has held the ADSs or GDSs for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date. For the purpose of determining the holding period, no account is taken of days on which the holder’s risk of loss with respect to the ADSs or GDSs is diminished by virtue of various hedging strategies described in section 246(c) of the Code. To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a tax-free return of the United States Holder’s tax basis in its ADSs and GDSs and common shares, and then, to the extent that such excess exceeds the United States Holder’s tax basis, as capital gain. Any such distributions in excess of our current and accumulated earnings and profits will not give rise to foreign source income, and a United States Holder will not be able to use the foreign tax credit arising from any R.O.C. withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.
     The amount of any cash distribution paid in NT dollars will generally equal the U.S. dollar value of the NT dollar distribution, including the amount of any R.O.C. tax withheld, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs and GDSs, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the NT dollars received are not converted into U.S. dollars on the date of receipt, a United States Holder will have a basis in the NT dollars equal to their U.S. dollar value on the date of receipt. Generally, gain or loss, if any, realized on a subsequent conversion or other disposition of the NT dollars will be ordinary income or loss. This gain or loss will generally be treated as United States source income for United States foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.
     Subject to specified limitations, including holding period requirements, R.O.C. taxes withheld from dividend distributions maybe eligible for credit against the United States Holder’s United States federal income taxes or, at the United States Holder’s option, for deduction from United States taxable income. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will generally be “passive” income or, in the case of certain United States Holders, “financial services” income. Due to the complexity of the rules governing foreign tax credits, we encourage United States Holders of ADSs, GDSs and common shares to consult their own tax advisors concerning the availability of foreign tax credits under their particular circumstances.
Taxation of Sales or Other Dispositions
     Subject to the discussion under “— Passive Foreign Investment Company Status” below, a United States Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of ADSs, GDSs or common shares in an amount equal to the difference between the United States Holder’s adjusted basis in the ADSs, GDSs or common shares and the amount realized on the disposition. This capital gain or loss will be long-term capital gain or loss if the United States Holder has held the ADSs, GDSs or common shares for more than one year at the time of the sale or exchange. The holding period of the ADSs, GDSs or common shares will include the holding period of bonds converted into such ADSs, GDSs or common shares and, if they were received in an exchange, the holding period of the ADSs, GDSs or common shares for which they were exchanged. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum rate of 15% in respect of property held for more than one year. For corporate United States Holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations for both corporate and non-corporate United States Holders. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss. United States Holders should note that any ROC securities transaction taxes imposed on a sale may not be eligible for credit and may not be eligible for deduction against the United States Holder’s United States federal income taxes. In the event that any R.O.C. securities taxes are not eligible for deduction, however the amount of any such taxes will reduce the amount realized by the United States Holder upon the disposition of the common shares, ADSs or GDSs.

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
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We are required to file reports and other information with the SEC under the provisions of the U.S. Securities Exchange Act of 1934 which apply to foreign private issuers. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC. We do not intend to file any other reports, including interim reports on Form 10-Q. These reports and other information filed, submitted or to be submitted by us can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D. C. 20549.
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
Item 11. Quantitative and Qualitative Disclosure About Market Risk
     For the purposes of compiling the respective tables, the following rates have been used:
• The exchange rates for Japanese yen as at December 31, 2005 is based on the official exchange rate as determined by the Bank of Taiwan, being NT$0.2796 = JPY1.00.

• The exchange rates for U.S. dollars as at December 31, 2005 is based on the official exchange rate as determined by the Bank of Taiwan being NT$32.85 = US$1.00.

• Interest rates are derived from the prevailing interest rate swap market in the respective currencies as at December 31, 2005.
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

Principal (notional) amount by expected maturity for non-trading purposes

	Expected Maturity
	January 1,	January 1,	January 1,	January 1,	January 1,
	2006 to	2007 to	2008 to	2009 to	2010 to
	December 31,	December 31,	December 31,	December 31,	December 31,		Fair value
	2006	2007	2008	2009	2010	Total	December 31, 2005
NT$ in million
Rate sensitive assets
Cash
Variable rate	7,249					7,252	7,252
Average interest rate	0.59%
Fixed rate	3,885					3,882	3,882
Average interest rate	1.29%
Restricted deposit	1,929					1,929	1,929
Fixed rate	1.77%
Rate sensitive liabilities
Short term debt (US$ million)	1,894					1,894	1,894
Variable rate	4.48%
Long term debt
NT$ debt
Fixed rate	3,000					3,000	3,039
Average interest rate	3.3%
Variable rate	1,635	2,384	1,480	1,480	68	7,048	7,048
Average interest rate	2.73%	2.39%	2.70%	2.70%	3.47%
Foreign Currencies
     A significant portion of our revenues is denominated in currencies other than the N.T. dollar. As of December 31, 2005, most of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the N.T. dollar, primarily in U.S. dollars and Japanese yen. As of December 31, 2005, part of our short-term debts is in U.S. dollars. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments to hedge our currency exposure. These hedging transactions are designed to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for these contracts on a hedge accounting basis.
     Most of our sales are denominated in U.S. dollars and Japanese yen and part of our debts are in U.S. dollars. An appreciation of the Japanese yen against the N.T. dollar would result in a foreign exchange gain to us from our underlying sales. However, a depreciation of the Japanese yen against the N.T. dollar would result in a foreign exchange loss to us. Conversely, an appreciation of the U.S. dollar against the N.T. dollar would result in a foreign exchange loss to us, while a depreciation of the U.S. dollar against the N.T. dollar would result in a foreign exchange gain to us. To reduce the foreign exchange loss from a depreciation of Japanese yen, we entered into forward contracts and dual currency deposit contracts (Japanese yen against U.S. dollar, the DCD contracts).
     If the Japanese yen appreciates, it is highly likely that the counter-parties would exercise the DCD contracts. However, we would be compensated from the gain from our underlying Japanese yen sales and use the U.S. dollars received to pay down the U.S. dollar debts. If the Japanese yen depreciates, it is highly likely the counter-parties would not exercise the option, and the premiums received would provide us additional cash flow against the foreign exchange loss from our sales as a result of the weak Japanese yen.
     As of December 31, 2005, we had no outstanding forward contract or DCD contract.

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
     In June 2000, we entered into a contract with a financial institution for the settlement of five options relating to our zero coupon convertible debenture due 2003 and in connection with our stock appreciation rights plan, with the underlying reference being 47,727,535 of our common shares. The contract, as amended, expired on May 5, 2005. Under the contract, if the share price was less than the predetermined contract price, we would pay the differences between the two amounts to the financial institution. The contract rate at which the contract was settled and based on U.S. dollars, and our share price were converted into U.S. dollars using prevailing N.T. dollars to U.S. dollars exchange rates in order to determine the settlement amount. The predetermined contract price was US$1.37 per share. Between March 17, 2005 and April 28, 2005, we reduced the number of common shares that formed the underlying reference securities for the contract to nil, and we settled the contract on May 5, 2005. Our additional loss under the contract in 2005 up to the date of settlement of the contract was US$4.4 million (NT$140 million). See “Item.5. Operating and Financial Review and Prospects — Operating Results — Equity Derivative Contracts” and note 25 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 included in this annual report.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Default, Dividend Arrearages and Delinquencies
     As of December 31, 2005, we were not in default in the payment of principal or interest to any of our lenders.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended December 31, 2004 and through the process of addressing financial statement comments raised by the SEC, we determined that our controls over the processes and procedures related to the recording and review of convertible bonds and embedded derivatives were not adequate to ensure that such accounts were completely and accurately recorded, due primarily to inadequate U.S. GAAP experience in relation to such accounting matters. As a result of this control material weakness, we restated our consolidated financial statements for the years ended December 31, 2003, and 2004 with respect to certain U.S. GAAP financial information disclosed in note 28 and elsewhere in our consolidated financial statements.
     In connection with the restatement, we evaluated our disclosure controls and procedures. We identified several internal control deficiencies that we believe are material weaknesses, including, among other items, insufficient U.S. GAAP expertise and insufficient documentation procedures. Our management has concluded that our disclosure controls and procedures were not sufficiently effective as of December 31, 2005 and as of the date of this annual report.
     However, we have taken corrective actions and allocated additional resources to improve the disclosure controls and procedures. For example, we have retained external consultants to assist us with issues that arise during the course of the reconciliation of our financial statements under US GAAP.
     In preparation for certain internal control reporting requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002, we have continued to perform the necessary system and process evaluation and testing required (and any necessary remediation) to comply with such section by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop internal tests necessary to verify the proper application of the internal control procedures are a key area of focus for our board of directors and our senior management.
     Except as disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that one of our audit committee members, Mr. Cheng Yi Fang qualifies as an Audit Committee financial expert defined under SEC Rule 4350 (d)(2).
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
Item 16C. Principal Accountant Fees and Services
     The table below summarizes the fees that we were billed for services provided by Diwan, Ernst & Young and its affiliates for the years ended December 31, 2004 and 2005:

	2004	2005
	(in thousands of NT$)
Audit fees	10,511	10,202
Audit-related fees	4,028	571
Tax fees	3,115	1,989
Others	555	1,910

Total	18,209	14,672

Audit-related Fees
     Services provided consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit fees.” The services for the fees disclosed under this category include royalty audits and review of certain regulatory filings with the R.O.C. Securities and Futures Commission and other reviews in connection with ADS, GDS, convertible bond and Form 20F filings.
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
Item 18. Financial Statements
     Reference is made to pages F-1 to F-88 for year-end financial statements.
Item 19. Exhibits

Exhibit
Number	Description
2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation).*

8.1	List of subsidiaries of the Company.*

12.1	Certifications of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certifications of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certifications of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(2).

14.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee(3).

14.3	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(4).

14.4	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(5).

14.5	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(6).

14.6	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park

Exhibit
Number	Description
Administration, in relation to Fab II and Fab III Site (7).

14.7	Deposit Agreement, dated as of April 5, 2004, among the Company, Citibank, N.A., as depositary, and Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt(8).

Exhibit
Number	Description
*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission on June 29, 2004.

(2)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(3)	Incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(8)	Incorporated by reference to Exhibit 14.9 to the Company’s Form 20-F filed with the Commission on June 29, 2004.

100

Report of Independent Registered Public Accounting Firm
To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.
     We have audited the accompanying consolidated balance sheets of Macronix International Co., Ltd. as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macronix International Co., Ltd. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 28 to the consolidated financial statements).
     As described in Note 2 to the consolidated financial statements, effective January 1, 2005, Macronix International Co., Ltd. and its subsidiaries adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment”, adopted the R.O.C. Statement of Financial Accounting Standards No. 5 “Accounting for Long-term Equity Investment”, and adopted the amendments to the R.O.C. Statement of Financial Accounting Standards No. 7, “Consolidation of Financial Statements”.
     As more fully described in note 28, the consolidated financial statements for the years ended December 31, 2003 and 2004 have been restated.

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan, R.O.C.
June 14, 2006

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005
(Amounts in thousands except share and per share data)

		December 31
ASSETS	Notes	2004	2005
		NT$000	NT$000	US$000
Current assets
Cash and cash equivalents	4	10,115,688	11,133,620	339,440
Restricted investments-current	16	2,429,606	1,928,913	58,808
Short-term investments	5	918,040	—	—
Notes and accounts receivable (net)	6	2,553,510	2,006,456	61,172
Receivables from related parties	23	132,286	707,095	21,558
Other receivables from related parties	23	—	38,379	1,170
Inventories (net)	7	4,826,241	3,589,445	109,434
Deferred income taxes (net)	18	18,951	19,494	594
Prepaid expenses		496,326	464,723	14,169
Others		215,622	139,295	4,247

Total current assets		21,706,270	20,027,420	610,592

Property, plant and equipment	9,14
Land		1,288,720	598,076	18,234
Buildings and facilities		23,666,553	15,833,841	482,739
Production equipment		46,438,058	49,780,215	1,517,690
Research and development equipment		1,187,554	2,388,842	72,831
Office furniture and equipment		900,149	907,391	27,664
Leased equipment		1,754,540	—	—
Construction in progress and prepaid equipment		2,130,130	285,338	8,699

Total property, plant and equipment		77,365,704	69,793,703	2,127,857
Less: Accumulated depreciation		(49,372,239)	(53,591,454)	(1,633,886)

Net property, plant and equipment		27,993,465	16,202,249	493,971
Deferred income taxes (net)	18	1,877,349	1,679,447	51,203
Intangible assets (net)		928,015	810,010	24,695
Long-term investments	8	1,620,465	1,226,753	37,401
Idle assets	10	—	314,802	9,598
Assets to be disposed (net)	11	—	5,300,000	161,585
Refundable deposits		87,620	17,506	534
Other assets		182,492	26,232	800

Total assets		54,395,676	45,604,419	1,390,379

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2004 and 2005
(Amounts in thousands except share and per share data)

		December 31
LIABILITIES & SHAREHOLDERS’ EQUITY	Notes	2004	2005
		NT$000	NT$000	US$000
Current liabilities
Short-term debts	12	2,896,854	1,893,754	57,736
Short-term notes	13	99,924	—	—
Current portion of capital lease obligations	14	303,446	—	—
Current portion of long-term debts	15	2,196,469	4,635,295	141,320
Notes and accounts payable		1,685,279	1,931,183	58,878
Payables to related parties	23	42,776	79,413	2,421
Payables to equipment suppliers		327,314	147,958	4,511
Accrued expenses		1,630,357	1,667,294	50,832
Income taxes payable	18	197,218	205,158	6,255
Others		69,523	104,110	3,174

Total current liabilities		9,449,160	10,664,165	325,127

Long-term liabilities
Long-term debts, less current portion	15	10,313,038	5,777,743	176,151
Accrued pension cost	17	278,656	371,792	11,335
Credit balance of long term equity investments		—	29,838	910
Other liabilities		349	143	4

Total liabilities		20,041,203	16,843,681	513,527

Commitments and contingencies	24
Shareholders’ equity	19
Common shares NT$10 par value, authorized 6,550,000,000 shares as of December 31, 2005 and issued 5,035,296,328 and 4,995,296,328 shares as of December 31, 2004 and 2005, respectively.		50,352,963	49,952,963	1,522,956
Additional paid-in capital		315,704	—	—
Capital reserve		39,945	57,990	1,768
Accumulated deficits		(13,886,018)	(21,388,090)	(652,076)
Unrealized losses on long-term investments		(1,351,527)	—	—
Cumulative translation adjustments		62,042	77,902	2,375
Treasury stock	21	(1,188,436)	(142,365)	(4,340)

Total shareholders’ equity		34,344,673	28,558,400	870,683

Minority interests		9,800	202,338	6,169

Total liabilities and shareholders’ equity		54,395,676	45,604,419	1,390,379

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2004 and 2005
(Amounts in thousands except share and per share data)

		For the year ended December 31
	Notes	2003		2004		2005
		NT$000		NT$000		NT$000		US$000
Sales revenue			18,058,229		23,499,507		18,990,422		578,976
Less: Sales returns			(313,544)		(30,453)		(51,047)		(1,556)
Sales discounts			(32,498)		(89,331)		(31,239)		(952)

Net sales revenue			17,712,187		23,379,723		18,908,136		576,468
Cost of goods sold			(20,656,731)		(18,990,296)		(18,666,372)		(569,097)

Gross profit (loss)			(2,944,544)		4,389,427		241,764		7,371
Less: Unrealized profit			2,895		(1,451)		—		—

Realized gross profit (loss)			(2,941,649)		4,387,976		241,764		7,371

Operating expenses
Selling expenses			(560,660)		(729,246)		(699,370)		(21,322)
Administrative expenses			(1,443,449)		(1,430,617)		(1,307,283)		(39,856)
Research and development expenses			(2,738,231)		(2,576,801)		(3,109,670)		(94,807)
Total operating expenses			(4,742,340)		(4,736,664)		(5,116,323)		(155,985)

Operating income (loss)			(7,683,989)		(348,688)		(4,874,559)		(148,614)

Non-operating income
Research and development subsidies			5,125		18,125		21,918		668
Interest income			103,847		101,646		99,860		3,045
Dividend income			11,349		23,589		36,852		1,124
Reversal of allowance for bad debts			34,476		6,119		50,712		1,546
Foreign exchange gain			375,087		—		—		—
Gain on disposal of property, plant and equipment			308		3,408		396		12
Gain on disposal of long-term investments			63,565		374,806		23,898		729
Net gain on short-term investments			43,591		10,209		365,304		11,137
Reversal of inventory and spare parts loss provision			1,185,227		918,545		476,780		14,536
Others			54,009		162,601		121,222		3,696
Total other income			1,876,584		1,619,048		1,196,942		36,493

Non-operating expenses
Interest expense			(1,077,898)		(684,105)		(377,261)		(11,502)
Foreign exchange loss			—		(154,023)		(88,395)		(2,695)
Net loss from equity investment			(87,219)		(99,073)		(89,525)		(2,729)
Net investment loss			(737,382)		(56,218)		(1,536,483)		(46,844)
Impairment loss			—		—		(905,658)		(27,612)
Loss on allowance for prepaid expenses			(334,971)		—		(141,711)		(4,321)
Others			(132,162)		(29,801)		(65,472)		(1,996)
Total other expenses			(2,369,632)		(1,023,220)		(3,204,505)		(97,699)

Income (loss) before taxes and minority interest			(8,177,037)		247,140		(6,882,122)		(209,820)
Income tax expense	18		(21,027)		(34,781)		(215,414)		(6,568)

Income (loss) before minority interest			(8,198,064)		212,359		(7,097,536)		(216,388)
Minority interest loss			319		5,333		70,347		2,145

Net income (loss)			(8,197,745)		217,692		(7,027,189)		(214,243)

Earnings Per Common Share*:	20
Net income (loss) per common share - basic		NT$	(3.65)	NT$	0.08	NT$	(2.41)	US$	(0.07)

Net income (loss) per common share - diluted		NT$	(3.65)	NT$	0.08	NT$	(2.41)	US$	(0.07)

Pro-forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock	18
Net income (loss)			(8,222,374)		221,787		(7,043,761)		(214,749)

Net income (loss) per common share - basic		NT$	(3.66)	NT$	0.08	NT$	(2.42)	US$	(0.07)

Net income (loss) per common share - diluted		NT$	(3.66)	NT$	0.08	NT$	(2.42)	US$	(0.07)

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2004 and 2005
(Amounts in thousands except share and per share data)

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Cash flows from operating activities:
Net income (loss)	(8,197,745)	217,692	(7,027,189)	(214,243)
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Depreciation	8,614,734	7,092,077	6,740,549	205,505
Amortization	672,277	470,083	511,984	15,609
Depreciation and market-value decline on idle assets	91,530	—	—	—
Loss on allowance for prepaid expenses	334,971	—	141,711	4,320
Gain on disposal of long-term investments	(63,565)	(374,806)	(23,898)	(729)
Net gain on short-term investments	(43,591)	(10,209)	(365,304)	(11,137)
Change in valuation allowance of accounts receivable and other receivable	(33,059)	(238)	(49,886)	(1,521)
Inventory and spare parts provision (reversal)	(1,185,227)	(918,545)	(476,780)	(14,536)
Net loss from equity investment	87,219	99,073	89,525	2,729
Impairment loss	—	—	905,658	27,612
Write off on long-term investments	—	50,344	1,536,483	46,844
Net gain on disposal of property, plant and equipment	(308)	(3,408)	(396)	(12)
Net changes in operating assets and liabilities
Notes and accounts receivable	(56,457)	151,459	634,589	19,347
Receivables from related parties	(12,137)	(27,016)	(555,538)	(16,937)
Other Receivable from relted parties	—	—	(49,911)	(1,522)
Inventories	2,268,453	191,223	1,654,614	50,446
Other current assets	135,347	12,000	77,371	2,359
Prepaid expenses	92,071	(81,366)	22,337	681
Deferred income tax assets	48,143	1,914	198,039	6,038
Notes and accounts payable	569,471	(270,018)	245,904	7,497
Payables to related parties	(53,239)	(60,794)	36,638	1,117
Accrued expenses	(416,501)	(299,759)	36,938	1,126
Income taxes payable	(83,518)	(23,708)	7,940	242
Other current liabilities	(381,938)	20,470	34,587	1,054
Accrued pension cost	86,569	86,893	93,136	2,840
Interest payable of debentures	(989,775)	(336,725)	(21,778)	(664)

Net cash provided by operating activities	1,483,725	5,986,636	4,397,323	134,065

Cash flows from investing activities:
Decrease (increase) in restricted investments	1,527,888	(345,297)	358,349	10,925
Payments for purchase of marketable securities	(10,077,010)	(21,961,161)	(11,467,983)	(349,634)
Proceeds from disposal of marketable securities	10,455,091	21,911,781	12,995,611	396,208
Payments for purchase of other financial assets	(173,730)	(101,280)	—	—
Proceeds from disposal of other financial assets	173,730	101,280	—	—
Additions to long-term equity investments	(542,451)	(278,694)	—	—
Proceeds from disposals of long-term equity investments	124,113	463,051	175,705	5,357
Payments for purchase of property, plant and equipment	(2,616,208)	(2,768,934)	(1,774,419)	(54,098)
Proceeds from disposals of property, plant and equipment	6,979	3,680	3,186	97
Refundable deposits	893,434	(161,182)	71,636	2,184
Other assets	39,678	40,575	(44,507)	(1,357)
Additions to intangible assets	(235,463)	(532,968)	(187,977)	(5,731)
Proceeds from disposals of intangible assets	454	—	—	—

Net cash provided by (used in) investing activities	(423,495)	(3,629,149)	129,601	3,951

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)
For the years ended December 31, 2003, 2004 and 2005
(Amounts in thousands except share and per share data)

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Cash flows from financing activities:
Net increase (decrease) in short-term debts	624,815	276,663	(1,069,733)	(32,614)
Net increase (decrease) in short-term notes	—	99,924	(99,924)	(3,046)
Net decrease in debentures	—	—	(415,315)	(12,662)
Additions (deductions) to other liabilities - refundable deposits	(5)	206	(206)	(6)
Proceeds from long-term debts	5,835,305	1,950,000	100,000	3,048
Repayments of long-term debts and capital lease obligations	(8,201,614)	(10,773,284)	(2,062,822)	(62,891)
Common stock issued	3,822,504	5,565,704	—	—
Minority interest	117,712	(69,867)	82,070	2,502

Net cash provided by (used in) financing activities	2,198,717	(2,950,654)	(3,465,930)	(105,669)
Effect of exchange rate changes on cash and cash equivalents	(4,794)	60,341	(43,062)	(1,312)

Net increase in cash and cash equivalents	3,254,153	(532,826)	1,017,932	31,035
Cash and cash equivalents at the beginning of the period	7,394,361	10,648,514	10,115,688	308,405

Cash and cash equivalents at the end of the period	10,648,514	10,115,688	11,133,620	339,440

Supplemental disclosures of cash flows information:
Interest paid during the period	998,922	735,529	385,154	11,743

Income tax paid during the period	35,064	65,261	21,770	664

Non-cash activities:
Current portion of long-term debts and capital lease obligations transferred to current liabilities	11,163,741	2,499,915	1,635,295	49,857

Payments for purchases of property, plant and equipment:
Payable to equipment suppliers (beginning balance)	1,551,915	541,755	327,314	9,979
Add: Purchases of property, plant and equipment	1,606,048	2,554,493	1,595,063	48,630
Less: Payable to equipment suppliers (ending balance)	(541,755)	(327,314)	(147,958)	(4,511)

Payments for purchases of property, plant and equipment	2,616,208	2,768,934	1,774,419	54,098

Convertible bonds converted to common stock and accumulated deficits	2,453,866	759,067	—	—

See accompanying notes to consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2003, 2004 and 2005
(Amounts in thousands except share and per share data)

								Unrealized			Total shareholders,
			Additional					losses			equity attributable
	Common	Common stock	paid-in	Capital	Legal	Special	Retained earnings	on long-term	Translation	Treasury	to parent company's
	shares	to be registered	capital	reserve	reserve	reserve	(accumulated deficit)	investments	adjustments	stock	shareholders
	NT$	NT$	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance as of December 31, 2002	36,912,769	—	2,630,621	356	1,708,689	378,657	(9,469,175)	(979,081)	219,894	(1,188,436)	30,214,294

Additional paid-in capital used to cover accumulated deficits	—	—	(2,630,621)	—	—	—	2,630,621	—	—	—	—
Legal reserve used to cover accumulated deficits	—	—	—	—	(1,708,689)	—	1,708,689	—	—	—	—
Special reserve used to cover accumulated deficits	—	—	—	—	—	(378,657)	378,657	—	—	—	—
Stock issuance for cash	4,750,000	—	—	—	—	—	(927,496)	—	—	—	3,822,504
Conversion of convertible debentures	2,364,814	274,936	—	—	—	—	(185,884)	—	—	—	2,453,866
Adjustments of capital reserve from equity investees	—	—	—	7,575	—	—	—	—	—	—	7,575
Unrealized gains on long-term investments	—	—	—	—	—	—	—	977,222	—	—	977,222
Net loss, 2003	—	—	—	—	—	—	(8,197,745)	—	—	—	(8,197,745)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	(30,182)	—	(30,182)

Balance as of December 31, 2003	44,027,583	274,936	—	7,931	—	—	(14,062,333)	(1,859)	189,712	(1,188,436)	29,247,534

Issuance of common shares for Global Depositary Shares	5,250,000	—	315,704	—	—	—	—	—	—	—	5,565,704
Conversion of convertible debentures	1,075,380	(274,936	—	—	—	—	(41,377)	—	—	—	759,067
Adjustments of capital reserve from equity investees	—	—	—	32,014	—	—	—	—	—	—	32,014
Unrealized losses on long-term investments	—	—	—	—	—	—	—	(1,349,668)	—	—	(1,349,668)
Net income, 2004	—	—	—	—	—	—	217,692	—	—	—	217,692
Cumulative translation adjustments	—	—	—	—	—	—	—	—	(127,670)	—	(127,670)

Balance as of December 31, 2004	50,352,963	—	315,704	39,945	—	—	(13,886,018)	(1,351,527)	62,042	(1,188,436)	34,344,673

Appropriation and distribution of 2004 retained earnings:
Capital reserve used to cover accumulated deficits	—	—	(315,704)	—	—	—	315,704	—	—	—	—
Cancellation of treasury stock	(400,000)	—	—	—	—	—	(646,071)	—	—	1,046,071	—
Adjustments of capital reserve from equity investees	—	—	—	18,045	—	—	—	—	—	—	18,045
Reversal of unrealized losses on long-term investments	—	—	—	—	—	—	—	1,351,527	—	—	1,351,527
Net loss, 2005	—	—	—	—	—	—	(7,027,189)	—	—	—	(7,027,189)
Cumulative translation adjustments	—	—	—	—	—	—	—	—	15,860	—	15,860
Adjustments of accumulated deficits from equity investees	—	—	—	—	—	—	(144,516)	—	—	—	(144,516)

Balance as of December 31, 2005	49,952,963	—	—	57,990	—	—	(21,388,090)	—	77,902	(142,365)	28,558,400

Balance as of December 31, 2005 (US$)	1,522,956	—	—	1,768	—	—	(652,076)	—	2,375	(4,340)	870,683

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands except share, per share, and percentage data)
1.	Organization and Business
Macronix International Co., Ltd. (“MXIC”) was incorporated in the Hsinchu Science Park (“HSP”), Taiwan, under the laws of the Republic of China (the “R.O.C.”) on December 9, 1989. MXIC operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. MXIC was listed on the Taiwan Stock Exchange (“TSE”) since March 15, 1995. Starting in May 1996 and in April 2004, MXIC listed on the NASDAQ, Luxemburg Stock Exchange in the form of American Depositary Shares (“ADS”) and Global Depositary Shares (“GDS”), respectively.
As of December 31, 2005, MXIC and its subsidiaries (hereinafter referred to collectively as the “Company”) had 4,000 employees.
2.	Summary of Significant Accounting Policies
The consolidated financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
Consolidation
Effective January 1, 2005, the Company complies with the revised R.O.C. Statement of Financial Accounting Standard (“SFAS”) No. 7 “Consolidated Financial Statements”. The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of MXIC, and the accounts of all the investees under substantial control of MXIC. All inter-company balances and transactions are eliminated upon consolidations. Minority interest in subsidiaries aforementioned is presented under minority interest in subsidiaries in the consolidated balance sheets.

The Company’s consolidated financial statements include all the consolidated entities were listed as follows:

			Ownership
			% as of
			December
Name of Investor	Name of Investee	Main Business	31, 2005	Note
MXIC	Hui Ying Investment, Ltd. (“Hui Ying”)	Investment	100.00%	1
MXIC	Run Hong Investment, Ltd. (“Run Hong”)	Investment	100.00%	—
MXIC	Kang Bao Investment, Ltd. (“Kang Bao”)	Investment	100.00%	—
MXIC	MaxNova Inc. (“MaxNova”)	Research, development, design, manufacturing and sales of memory system and ASIC memory products	85.50%	2

MXIC	Magic Pixel Inc. (“MPI”)	Research, development, design, manufacturing and sales of digital still camera controller IC and flat panel display controller IC	44.91%	3
MXIC	Macronix America Inc. (“MXA”)	Sales and marketing	100.00%	—
MXIC	Macronix (BVI) Co., Ltd. (“MXBVI”)	Investment	100.00%	—
Hui Ying Investment, Ltd.	Joyteck Co., Ltd. (“Joyteck”)	Research, development, design, manufacturing and sales of the software and hardware of handheld device products	87.98%	4
Macronix (BVI) Co., Ltd.	Macronix Japan (Cayman Islands) Limited. (“MXJ Cayman”)	Sales and marketing	100.00%	—
Macronix (BVI) Co., Ltd.	Wedgewood International Co., Ltd. (“Wedgewood”)	Investment	100.00%	5
Macronix (BVI) Co., Ltd.	New Trend Technology Inc. (“NTTI”)	IC design	100.00%	—

			Ownership
			% as of
			December
Name of Investor	Name of Investee	Main Business	31, 2005	Note
Macronix (BVI) Co., Ltd.	Macronix (Hong Kong) Co., Ltd. (“MXHK”)	Sales and marketing	100.00%	6
Macronix (BVI) Co., Ltd.	Macronix Europe NV. (“MXE”)	Sales and marketing	100.00%	—
Macronix (BVI) Co., Ltd.	Macronix Pte. Ltd. (“MPL”)	Sales and marketing	100.00%	—

Macronix (BVI) Co., Ltd.	Macronix Microelecronics (Suzhou) Co., Ltd. (“MX Suzhou”)	Sales and marketing	100.00%	—
Run Hong Investment, Ltd.	Biomorphic Microsystems Corporation (“BC”)	Research, development, design, manufacturing and sales of digital still camera CMOS Sensor	54.77%	7
Biomorphic Microsystems Corporation (“BC”)	Biomorphic VLSI, Inc.	IC design	100.00%	—

Biomorphic Microsystems Corporation (“BC”)	BM Chip Design Private Limited.	IC design	97.75%	—

Note 1:	As of December 31, 2005, Hui Ying held 6,023,152 shares of MXIC, which represented 0.12% of MXIC’s outstanding common stock.

Note 2:	As of December 31, 2005, MXIC and Hui Ying held in aggregate an 85.5% ownership of MaxNova. MXIC held a 50% of ownership of MaxNova and Hui Ying held a 35.5% of ownership of MaxNova.

Note 3:	As of December 31, 2005, MXIC held a 44.91% of ownership of MPI. MXIC had the controlling interest over the financial and operating decision in MPI as MXIC represented over majority of the directors in MPI.

Note 4:	As of December 31, 2005, MXIC held a 87.98% of ownership of Joyteck. MXIC held 18.18% of Joyteck and Hui Ying held 69.8% of Joyteck.

Note 5:	On June 15, 2005, Wedgewood merged with MXBVI.

Note 6:	MXIC directly held the ownership of MXHK before the Company changed investment structure on April 26, 2005.

Note 7:	As of December 31, 2005, MXIC held in aggregate a 54.77% of ownership of BC that Hui Ying held a 20.41% of BC and Run Hong held 34.36% of BC.

Use of Estimates
The preparation of the consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable estimates and assumptions that are inherently uncertain, and therefore; that affect the amounts reported in the financial statements and accompanying notes. The actual results experienced by the Company may differ from management’s estimates.
Foreign Currency Transactions and Translation
The Company and its subsidiaries in Taiwan maintain the accounting records in New Taiwan dollars (“N.T. dollars” or “NT$”), the national currency of the R.O.C. Transactions denominated in foreign currencies are recorded in N.T. dollars on the transaction dates. Foreign exchange gains and losses derived from foreign currency transactions are included in the statement of operations. At the end of each year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in the statement of operations.
The R.O.C. Statement of Financial Accounting Standard (“SFAS”) No. 14, “Accounting for Foreign-Currency Transactions and Translation of Foreign Financial Statements” applies to foreign subsidiaries that use their respective local currencies as their functional currencies. Assets and liabilities denominated in foreign currencies are translated into N.T. dollars using the exchange rates in effect on the balance sheet date. Revenue and expenses denominated in foreign currencies are translated into N.T. dollars using the average exchange rate for the relevant period. The resulting translation adjustment is recorded as a component of shareholders’ equity.
Cash and Cash Equivalents
Cash includes cash on hand, saving deposits, checking deposits, cancelable time deposits, available-for-sale transferable certificates of deposits, and cash equivalents.
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances are classified as cash equivalents.

Short-Term Investments
Short-term investments are recorded at historical cost and carried at the lower of cost or market value on the balance sheet date. The cost of short-term investments is accounted for using the weighted average method. The market value of the publicly traded securities or close-ended funds is determined using the average closing prices during the last month of the reporting year, while open-ended funds are valued using the net asset value at the end of reporting year.
An allowance for decline in value is provided and is charged to the statement of operations when the aggregate carrying value exceeds the aggregate market value of the short-term investment. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.
Cash dividends are recorded as investment income in the year received. Stock dividends are accounted for the increase of the number of holding shares in the investments.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is recorded based on the review of the Company’s credit policies, the collectibility of the accounts, and the aging analyses on notes receivables, accounts receivables and other receivables.
Inventories
Inventories are carried at the lower of cost or market value using the weighted average cost method. The lower of cost or market method is applied to each major category of inventory. The inventory cost is determined at the acquisition. Replacement cost is used to determine the market value of raw materials and supplies. Net realizable value is used to determine the market value of work in process, finished goods, and commodities purchased.
The allowance for inventory loss provision is estimated proportionally based upon the aging analyses of all inventory in each Fab. The Company reversed the inventory provision when the inventory was written down in the previous period, written up in the current period and continues to form part of the Company’s inventory at the end of the year; or when the inventory that was written down in the previous period, written up in the current period and sold in the current period.

Long-Term Investments
Long-term investments in which the Company holds an interest less than 20% and does not exercise significant influence are recorded at historical cost. Long-term investments in publicly traded securities are carried at the lower of cost or market method. The losses resulted from the decline in the market value over the cost of investments in publicly traded securities is charged against the shareholders’ equity at the end of the period. Long-term investments in non-publicly traded securities are carried at the cost. When an indication of impairment is identified in an investment, the carrying amount of the investment is adjusted to reflect the other-than-temporary decline. The related other-than-temporary impairment loss is charged to current income.
Long-term investments in which the Company exercises significant influence on the operating and financial decisions or holds 20% and more interests are accounted for under the equity method of accounting. When the equity investments are made, the difference between the acquisition cost and the net asset value of the investments is amortized using the straight-line method over 5 to 7 years. When the Company subscribes to additional investee shares un-proportionally, the carrying amount of the investments differs from the amount of the Company’s proportionate share in the net equity of the investees. The Company records the resulting difference as the adjustment to long-term investments and capital reserve. When the capital reserve is insufficient to offset against accumulated adjustments resulted from un-proportionally sequential stock subscriptions of the investees accounted for using the equity method, the remaining difference will be debited to retained earnings.
When the Company intends to continue its financial supports to the investees account for using the equity method, or when there is sufficient indication of the short-term operation recovery in the investees account for using the equity method, the Company will continuously record the long-term investment loss with the corresponding amount credited to long-term investment. Other liabilities are recognized when the net book value of the long-term investments accounted for using the equity method becomes negative. When the investees account for using the equity method becomes profitable, the Company will reverse the other liabilities with the corresponding amount credited to long-term investment gain up to the accumulated balance of other liabilities resulted from the prior adjustments.
Unrealized inter-company gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely. Unrealized inter-company gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage. Unrealized inter-company gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Group’s ownership percentage; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Group’s ownership percentage in the subsidiary incurred with a gain or loss.

proportionally based upon the Company’s holding interest on the investees. Unrealized gross profits are charged against the gross profit while the deferred gains and losses on the inter-company transactions are recorded in the current liabilities.
The realized gains and losses are recognized at the difference between the selling price and the net book value of the long-term investments disposed. The current income is recognized in the proportion of the disposition of long-term investments to offset remaining balance in capital reserve resulting from the difference between the carrying amount of the investment and the amount of the Company’s proportionate share in the net equity of the investees due to the un-proportionally sequential stock subscriptions of investees account for using the equity method.
When an indication of impairment is identified in the investment, the carrying amount of the investment is reduced to reflect the other-than-temporary decline, with the related impairment loss charged to current income.
If the investee’s functional currency is a foreign currency, translation adjustments resulted from the translation of the investee’s financial statements into the reporting currency of the Company will be reported as the cumulative translation adjustments under shareholders’ equity.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the following estimated useful lives: 5 to 20 years for buildings; 5 years for production equipment; 3 to 5 years for research and development equipment; 1 to 15 years for office furniture and fixtures; 5 years for leased equipment; and 1 to 13 years for leased improvement.
Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Equipment held for non-operating purposes is re-classified as idle assets or disposal assets and carried based upon the lower of net realized value or book value. Depreciation of the idle assets is recorded as non-operating expenses.
Effective January 1, 2005, upon the compliance with R.O.C. SFAS No.35 “Accounting for Impairment of Assets”, when an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as an impairment loss. If the recoverable amount increases in the future period, the impairment loss would be reversed and recognized as the gain up to the carrying amount of the impaired assets after net of depreciation as if no impairment had not incurred.

Upon disposal or scrap of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gains or losses adjusted to non-operating gains or losses in the year of disposal.
Lease agreements
Properties covered by agreements qualifying as capital leases are carried at the lower of market value of the leased equipment at the lease inception or the present value of minimum lease payments, with the corresponding amount recorded as capital lease obligation. The properties of capital leases are amortized over estimated useful lives or the lease term using the straight-line method. The capital lease obligation is amortized over the lease term using the effective interest method. The rental expense is recorded for the operating leases at the incurrence of lease payments.
Intangible Assets
Intangible assets are recorded at cost and are amortized over the estimated useful lives using the straight-line method. Royalties and issuing cost of corporate bonds are amortized over the terms of contracts and the bond’s maturity, respectively. Computer software is amortized over 2 to 3 years, while other intangible assets are amortized over 1 to 5 years. Goodwill represents the excess of the consideration paid for the acquisition over the fair value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 5 years.
Effective January 1, 2005, upon adopting R.O.C. SFAS No. 35 “Accounting for Impairment of Assets”, when an indication of goodwill impairment is identified, the impairment loss is charged to current income. No reversal of the impairment loss from the subsequent recovery in the goodwill is allowed.
Income Taxes
The Company complies with R.O.C. SFAS No. 22, “Accounting for Income Tax” that requires the Company use an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effect on temporary differences, net operating loss carry-forwards and unused tax credits. A valuation allowance is recorded based on the expected realization of the deferred tax assets. Deferred income tax assets and liabilities are classified as current and non-current accounts in accordance with the classification of the related assets and liabilities, or with the expected length of time that the deferred income tax assets and liabilities are realized or settled.

The Company complies with R.O.C. SFAS No. 12, “Accounting for Income Tax Credits” that requires the Company recognize in current year the tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in selected technology-based enterprises.
Undistributed earnings generated after 1997 are subject to the 10% tax withholding in compliance with R.O.C. Income Tax Law. The 10% tax withholding on undistributed earnings is expensed when the shareholders resolve that the Company’s earnings shall be retained in the year subsequent to the earnings year.
Derivative Financial Instruments
The Company enters into foreign currency forward contracts to manage the foreign exchange exposures on its assets and liabilities denominated in foreign currencies. The contracts are recorded in New Taiwan dollars at the spot rates on the contract dates. The differences in the New Taiwan dollars amounts translated using the spot rates and using the contracted forward rates on the contract date are accreted or amortized to the statement of operations over the contract terms using the straight-line method. At the year end, the Company restates the receivables and payables arising from the forward contracts using the spot rates at the balance sheet date and records the resulting difference in the statement of operations as foreign exchange gains or losses. The net balance of receivables and payables arising from the same forward contract is included in other assets or other liabilities. Gain and losses arising from the settle of foreign currency forward contracts are recorded in the settlement year.
The foreign currency option contracts entered into for hedging purposes are not recognized as assets or liabilities on the contract dates. Any gain or losses resulting from settlement are credited or charged to income in the settlement year. The premium paid for the foreign currency option contracts are amortized over the terms of related contracts and charged to the statement of operations.
The Company enters into interest rate swap contracts to manage exposure to changes in interest rates on existing assets or liabilities. The transactions are accounted for on the accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expenses associated with the hedged items. The difference between the spot rate at the contract date and the contracted forward rate is amortized over the terms of the contract using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses.

The gain or loss resulting from the difference between the related floating rate interest and fixed rate interest at the balance sheet date is recorded in the statement of operations for the period ending on the balance sheet date. The realized gains and losses upon settlement are recorded in the statement of operations.
A structured deposit represents a deposit with an embedded currency option placed with a financial institution to earn higher interest income. At maturity the financial institution that accepts the deposit has an option to pay the remittance and the pre-determined accrued interest in the original currency or in an alternative currency based on the terms of the structured deposit contract. The amount of the pre-determined interest is accrued. The gains and losses arising from the currency portion of the contracts are recorded in the statement of operations for the relevant period at the balance sheet date.
Convertible Bonds
The interest premium of convertible bonds, which is the difference between the put price and the par value of the bonds, is recorded as the interest expenses using the effective interest method with the corresponding amount credited to the interest premium liability over the period from the issuance date of the bonds to the expiry date of the put option. If the bondholders do not exercise the put option, the interest premium liability is amortized over the period from the expiry date of put options to the maturity date of the convertible bonds using the effective interest method.
The issuing cost of convertible bonds is recorded as a deferred asset and amortized over the period between the issuance date of the convertible bonds and the expiration date of the put option. The amortization of issuing cost for convertible bonds is recorded as the interest expenses under non-operating expenses.
When bondholders exercised the conversion rights, the Company debited the bonds payable subject to the adjustment of unamortized discount or premium of the bonds payable, the accrual interest and interest premium payable, and credited the common stock at the par value with the difference between the net book value of the convertible bonds and the converted balance of common stock credited or charged to capital reserve. No gain or loss is recognized upon conversion.
Pension Plans
The Company and its subsidiaries in Taiwan have defined benefit plans under Labor Standard Law (the “Old Act”) that provide benefits based on the employee’s length of service and average monthly salary prior to retirement. For employees under the Old Act, the Company and its domestic subsidiaries contribute at a certain percentage of the salaries monthly to individual employee’s account under the Labor Retirement Fund (the “Funds”). The Funds are administered by the Pension Fund Monitoring Committees (the “Committees”) and deposited in the Central Trust of China in Taiwan.

The Labor Pension Act (the “New Act”) became effective on July 1, 2005 and the pension mechanism under the New Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose either to apply for the defined contribution plans under the New Act, or the defined benefit plans under the Old Act. For those employees who apply for the defined contribution plans under the New Act and still work for the Company on and after July 1, 2005, their length of service prior to July 1, 2005 shall be accumulated. The New Act prescribes that the Company shall make monthly contribution to the employees’ pension accounts and the rate of the contribution from the Company shall be not less than 6 percent of the employees’ monthly wages.
The Company and its domestic subsidiaries comply with R.O.C. SFAS No. 18, “Accounting for Pensions”. For employees apply for the defined contribution plans under the New Act, pension costs are recorded as the current expenses based on the actual contribution made to employees’ individual pension accounts. For employees apply for the defined benefit plans under the Old Act, pension costs are recorded based on actuarial calculation. The pension cost based on actuarial calculation includes the prior service cost, interest cost, expected returns on the pension assets and the amortization of unrecorded net transition obligation. The unrecorded net transition obligation is amortized over the expected average remaining service lives of the employees or 15 years, whichever is longer.
Employees’ Stock Option Plan
Effective from January 1, 2004, the Company complies with the interpretations issued by the R.O.C. Accounting Research and Development Foundation (“ARDF”) and adopted intrinsic value method for the compensating employees’ stock option plans. The excess of the market price over exercise price at the plan date is recognized as the compensation cost and amortized over grantee’s vesting periods. Disclosure of pro forma information for net income and earnings per share using fair value method is required.
Treasury Stock
The Company complies with R.O.C. SFAS No.30, “Accounting for Treasury Stock” that require the Company record the cost of re-acquired stock as treasury stock, a reduction to shareholders’ equity, when the Company buys back its own stocks. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. MXIC’s stock held by its subsidiaries is treated as treasury stock and reclassified from long-term investments to treasury stock.

Minority Interests
Minority interest in the statements of operations includes interest in the earnings or losses of less than wholly owned subsidiaries excluding the pre-acquisition earnings of subsidiaries acquired during the year that the Company was not entitled to recognize.
Earnings Per Share
The Company complies with the R.O.C. SFAS No. 24, “Earnings per Share” that requires the Company discloses basic earnings per share if the capital structure is simple; otherwise, the Company is required to disclose both the basic earnings per share and diluted earnings per share when the capital structure is complicated. Basic earnings per share are equal to the net income (loss) of MXIC attributable to the shareholders divided by the weighted-average number of common shares outstanding in each period. Dilutive earnings per share is equal to the net income (loss) of MXIC adjusted for the potential common stock dividends, interest expenses and other income and expenses resulted in the dilution effects on earnings per share, divided by the weighted-average number of outstanding common shares and the weighted-average number of outstanding shares converted from the potential common shares resulted in the dilution effects.
Revenue Recognition and Allowance for Sales Returns and Others
The Company complies with R.O.C. SFAS No. 32, “Accounting for Revenue Recognition” that requires the Company recognize sales revenue when evidence of an arrangement exists, shipment is made, price is determined, and the collectibility of billing is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Sales prices are determined using the fair market value considering the related sales discounts agreed between the Company and its customers.
Sales to customers and distributors generally do not contain rights of return, price protection privileges or other forms of compensation. Payments are typically due 45 days to 90 days after legal title to the products is passed to the customers and distributors. Delivery terms are typically F.O.B. shipping point.
In some circumstances, the sales to distributors contain rights of return and price protection clauses. In the circumstance when the rights of return occur, the Company recognizes revenue when the Company can reasonably estimates returns. In the circumstance when the sales to distributors contain price protection clauses, the Company recognizes revenue when the future price changes can be reasonably estimated. To the extent that these criteria are not met, sales revenue is deferred until the distributor sells the merchandise or the rights of return and the price protection privileges lapse, whichever occurs first.

The Company records provisions for estimated sales returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based upon historical experience, management’s judgment, and any known factors that would significantly affect the allowance. The Company’s management periodically reviews the adequacy of the percentage used. Due to the nature of estimation, the actual sales returns and allowances could be significantly different from the Company’s estimates. When the actual returns and allowances are greater than the Company’s estimates on sales and allowances, the Company records additional provisions for sales returns and allowances, which would have a negative effect on the Company’s net sales and gross margin.
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
Reason and Effect of a Change in Accounting Policies
In July 2004, ADRF issued SFAS No.35 “Accounting for Impairment of Assets”, which was required the Company to comply on January 1, 2005. For all assets, excluding certain assets specified by SFAS No.35, the Company is required to evaluate holding assets for any indication of impairment. If there is an indication that an asset may be impaired, the Company is required to estimate the recoverable amount of assets and to record impairment loss when the carrying value is less than the recoverable amount of the assets. Subsequent reversal of an impairment loss is allowed when any indication of the impairment loss recognized in the prior years may no longer exist. The Company is required to evaluate the goodwill for impairment on the annual basis. The reversal of an impairment loss for goodwill is not allowed. The changes of the accounting policies for compliance with R.O.C. SFAS No.35 results in the decreases of goodwill, idle assets, and assets to be disposed at the amount of NT$3,679, NT$391,497, and NT$510,482 respectively. As of December 31, 2005, the total assets decreased at the amount of NT$905,658 with the increases of net losses at the amount of NT$905,658 and the decrease in basic earnings per share at the amount of NT$0.31 for the Company.

Effective January 1, 2005, the Company complies with the revised R.O.C. SFAS No. 5, “Accounting for Long-Term Equity Investment” that requires the Company recognize the investment gains or losses for the investee companies under the equity method. The changes of the accounting policies for compliance with R.O.C. SFAS No.5 result in no significant effect on the Company’s net income.
In December 2004, ARDF revised SFAS No.7, “Consolidated Financial Statements”, which requires the Company to comply on June 30, 2005. The Company is required to consolidate all the investees that the Company held the controlling interest. Controlling interests is presumed not only when the Company held majority of the investees’ voting shares, but also under certain circumstances specified in the revised R.O.C. SFAS No. 7. Beginning January 1, 2005, the Company consolidated the accounts of MPI as the Company held a majority of the directors on the board of MPI.
Recent Accounting Pronouncements
In December 2003, the R.O.C. Accounting Research and Development Foundation (“ARDF”) issed SFAS No.34 “Accounting for Financial Instruments”, which is required to be applied by the Company on January 1, 2006. SFAS No.34 will require the Company to classify all financial instruments, excluding limited financial instruments specified by SFAS No.34, as either trading, available-for-sale or held-to-maturity. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses charged to earnings for the current period. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Furthermore, SFAS No.34 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not deemed as hedges under SFAS No.34 must be adjusted to fair value through income. If the derivative is deemed a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company is currently evaluating the effect of adopting the standard but expects the implementation will not have a material effect on the Company’s financial position or overall trends in results of operations.
In June 2005, ARDF issued R.O.C. SFAS No. 36, “Financial Instruments: Disclosure and Presentation”, which is also required the Company comply on January 1, 2006. The Company is required to present the financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments. In addition, the Company is required to classify the related interests, dividends, losses and gains. The Company is also required to disclose the information about the nature and extent of the

Company’s use of financial instruments, the business purposes of the financial instruments, the risks associated with the financial instruments as well as the management’s policies on controlling those risks. The principles in R.O.C. SFAS No.36, “Financial Instruments: Disclosure and Presentation” complement the principles for recognizing and measuring financial assets and financial liabilities in R.O.C. SFAS No. 34, “Accounting for Financial Instruments”.
Reclassifications
Certain accounts in the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2005.
3.	Information Expressed in U.S. Dollars
The Company expresses its consolidated financial statements in N.T. dollars. Translation of N.T. dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers and has been made at the rate of NT$32.80 to US$1.00 on the basis of the noon buying rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. No representation is made that the N.T. dollar amounts have been, could have been, or could be in the future converted into U.S. dollars at that or any other rate.
4.	Cash and Cash Equivalents

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Petty cash	600	1,814	55
Checking and savings accounts	1,948,043	7,246,740	220,938
Time deposits	112,139	2,778,283	84,704
Cash equivalents	8,054,906	1,106,783	33,743

Total	10,115,688	11,133,620	339,440

5.	Short-Term Investments

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Mutual funds	901,871	—	—
Equity securities	16,169	—	—

Total	918,040	—	—
Less: Allowance for market value decline	—	—	—

Net	918,040	—	—

6.	Notes and Accounts Receivable

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Notes receivable	100,008	6,028	184
Accounts receivable	2,615,335	2,093,185	63,816

Total	2,715,343	2,099,213	64,000
Less: Allowance for doubtful accounts	(161,833)	(92,757)	(2,828)

Net	2,553,510	2,006,456	61,172

7.	Inventories

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Merchandise	232,339	184,471	5,624
Finished goods	2,389,000	1,716,412	52,330
Work in process	5,217,347	3,925,020	119,665
Raw materials	150,159	220,930	6,735
Supplies	79,287	119,087	3,631
Others	324	1,899	58

Total	8,068,456	6,167,819	188,043
Less: Allowance for market value decline and obsolescence	(3,242,215)	(2,578,374)	(78,609)

Net	4,826,241	3,589,445	109,434

The insurance coverage for inventories amounted to NT$6,032,985 and NT$ 6,055,495 (US$184,619) as of December 31, 2004 and 2005, respectively.

8.	Long-Term Investments

	As of December 31, 2004
			Percent
	Shares	NT$000	owned
Accounted for under equity method:
Magic Pixel Inc. (“MPI”)	9,264,000	95,032	48.76%
Biomorphic Microsystems Corporation (“Biomorphic”)	14,524,521	76,180	30.08%
Raio Electronic Co. Ltd. (“Raio”)	2,523,210	—	26.28%
Procomm Inc. (“Procomm”)	10,132,513	—	38.38%
Xinmax Technology Development (“XTD”)	—	5,226	45.00%

Subtotal		176,438

Accounted for under cost method:
Ardentec Corp. (“Ardentec”)	30,148,752	309,064	10.64%
Chien Cheng Venture Capital Co., Ltd. (“Chien”)	8,000,000	80,000	15.38%
Chipbond Technology Corp. (“Chipbond”)**	4,749,765	56,122	2.77%
FueTrek Co., Ltd. (“FueTrek”)	480	39,324	16.22%
Global Strategic Investment Fund (“GSI”)	2,000,000	63,420	2.52%
Honbond Venture Capital Co., Ltd. (“Honbond”)	12,000,000	120,000	15.00%
Pico Netics Inc. (“Pico”)	1,000,000	—	2.35%
Powertech Co., Ltd. (“Powertech”)**	3,694,000	34,433	1.09%
Quality Test System Inc. (“QTS”)	4,538,333	—	14.64%
Tower Semiconductor Ltd. (“Tower”)**	8,773,395	2,034,691	13.35%
United Industrial Gases Co., Ltd. (“UIG”)	5,274,212	58,500	3.24%

Subtotal		2,795,554
Less:
Allowance for market value decline		(1,351,527)

Net of Long-Term Investment under Cost Method		1,444,027

Total Long-Term Investment		1,620,465

**	Publicly traded

	As of December 31, 2005
				Percent
	Shares	NT$000	US$000	owned
Accounted for under equity method:
Raio Technology Co., Ltd. (“Raio”)	504,642	—	—	18.32%
Accounted for under cost method:
Ardentec Corporation (“Ardentec”)**	28,679,983	261,192	7,963	8.83%
Chien Cheng Venture Capital Co., Ltd. (“Chien”)	8,000,000	80,000	2,439	15.38%
Chipbond Technology Inc. (“Chipbond”)**	3,871,134	37,799	1,152	1.44%
FueTrek Co., Ltd. (“FueTrek”)**	1,420	30,129	919	6.27%
Global Strategic Investment Fund (“GSI”)	2,000,000	65,700	2,003	2.52%
Honbond Venture Capital Co., Ltd. (“Honbond”)	12,000,000	120,000	3,659	15.00%
Pico Netics Inc. (“Pico”)	1,000,000	—	—	2.23%
Quality Test System, Inc. (“QTS”)	4,538,333	—	—	14.64%
Tower Semiconductor Ltd. (“Tower”)**	8,773,395	540,583	16,481	13.11%
United Industrial Gases Co., Ltd. (“UIG”)	5,274,212	58,500	1,783	3.18%

Sub-total		1,193,903	36,399

Add: Prepayment of long-term investment — Tower		32,850	1,002

Total		1,226,753	37,401

**	Publicly Traded
For the years ended December 31, 2003, 2004 and 2005, the net investment loss from the investees accounted for under the equity method was NT$87,219, NT$99,073, and NT$89,525 (US$2,729), respectively. The carrying amounts and the related equity in earnings of the investees accounted for under the equity method were determined based upon the audited financial statements of the investees as of and for the same periods ended December 31, 2004 and 2005.
For the years ended December 31, 2004 and 2005, the unrealized loss from the market value decline in the long-term investment of Tower was NT$1,349,668 and NT$1,351,527 (US$41,205), respectively. The Company evaluated the effects on the continuous declines in Tower’s stocks to the long-term investment of the Company. The Company impaired the investment in Tower due to the other-than-temporary decline of Tower’s shares and recorded the impairment loss of US$47,709 for the year ended December 31, 2005.
As of December 31, 2005, the investment in Procomm carried a negative balance of NT$29,838 (US$910). The Company recorded other liabilities for the investment in Procomm due to the negative book value of investment in Procomm.

In 2005, Ardentec commenced trading on GTSM. The Company was required by GTSM to deposit shares as the Company represented on Ardentec’s Board. Under GTSM’s regulation, such compulsive deposit shares shall not be transferred or pledged. As of December 31, 2005, the Company deposited 25,026,183 shares with book value of NT$227,916 (US$6,949). The Company held 28,679,983 shares of Ardentec with the book value of NT$261,192 (US$7,963) as of December 31, 2005.
In 2003, Powertech commenced trading on GreTai Securities Market (“GTSM”). The Company was required by GTSM to deposit Powertech’s shares as the Company represented on Powertech’s Board. Under GTSM’s regulation, such compulsive deposit shares shall not be transferred or pledged. For the year ended December 31, 2003, no deposit shares have been withdrawn. For the Year ended December 31, 2004, 3,077,225 shares have been withdrawn. As of December 31, 2003 and 2004, 6,771,225 shares and 3,694,000 shares, with book value of NT$72,584 and NT$34,433 were deposited, respectively. In 2005, the Company resigned from the Board of Powertech, re-classified the investment in Powertech as the short-term investment, and deposed the remaining holding shares of Powertech.
In 2002, Chipbond commenced trading on GreTai Securities Market (“GTSM”). The Company was required by GTSM to deposit Chipbond’s shares as the Company represented on Chipbond’s Board. Under GTSM’s regulation, such compulsive deposit shares shall not be transferred or pledged. For the year ended December 31, 2003, no deposited shares have been withdrawn. For the year ended December 31, 2004 and 2005, 1,487,000 and 1,680,000 shares have been withdrawn, respectively. As of December 31, 2003, 2004, and 2005, 5,574,000 shares, 4,087,000 shares and 2,407,000 shares, with book value of NT$87,657, NT$59,697 and NT$23,503 were deposited, respectively.
In 2001, QTS proceeded to reduce its paid-in capital to offset accumulated deficit. The Company evaluated the effects on the reduction of capital of QTS to the long-term investment of the Company. In 2001, the Company fully impaired the investment in QTS due to the less possibility to recover the investment loss in QTS.
Except for those shares compulsorily deposited by GTSM, no other long-term investments were pledged or restricted as of December 31, 2004 and 2005.
9.	Property, Plant and Equipment
For the years ended December 31, 2003, 2004 and 2005, depreciation expenses on property, plant and equipment were NT$8,614,734, NT$7,092,077, and NT$6,742,955 (US$205,578), respectively.
As of December 31, 2003, 2004 and 2005, the insurance coverage for property, plant and equipment was NT$60,701,821, NT$58,910,730 and NT$61,466,524 (US$1,873,979), respectively.

For the years ended December 31, 2003, 2004 and 2005, the interest expenses, before deducting capitalized interest amount of NT$79,114, NT$32,467, and NT$80,744 (US$2,462) for the respective years, were NT$1,157,012, NT$716,572, and NT$458,005 (US$13,964), respectively. For the years ended December 31, 2004 and 2005, the capitalized interests and the effective interest rate were listed as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Capitalized Interest
Buildings and facilities	1,801	222	862	26
Production equipment	77,313	32,245	79,882	2,436

Total of capitalized interest	79,114	32,467	80,744	2,462

Effective interest rate	4.01%	3.81%	3.05%	3.05%

For the years ended December 31, 2003, 2004 and 2005, depreciation expenses of the idle assets were NT$49,868, NT$0, and NT$0, respectively. The Company evaluated the recoverable amount of idle assets held by the subsidiaries based upon the fair market value of the idle assets. For the year ended December 31, 2005, the Company recognized the impairment loss on idle assets of NT$391,497 (US$11,936) under the non-operating expenses. As of December 31, 2004 and 2005, the details in idle assets were listed as follows:
10.	Idle Assets

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Cost
Land	—	706,125	21,528
Production equipment	—	13,043	398
Research and development equipment	—	180	5
Office furniture and fixtures	—	353	11

Subtotal	—	719,701	21,942

Accumulated Depreciation
Production equipment	—	(13,043)	(397)
Research and development equipment	—	(108)	(3)
Office furniture and fixtures	—	(251)	(8)

Subtotal	—	(13,402)	(408)

Accumulated Impairment Loss

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Land	—	(391,324)	(11,931)
Research and development equipment	—	(72)	(2)
Office furniture and fixtures	—	(101)	(3)

Subtotal	—	(391,497)	(11,936)

Net of Idle Assets	—	314,802	9,598

The Company recognizes assets impairment loss amounted to NT$510,482 based on net fair value of disposing FAB III. Please refer to Note 27 “Other Disclosures”. Assets held for disposition pledged as the collateral for loans will be rescinded in the first quarter of 2006 as the related loans have been discharged as of December 31, 2005. As of December 31, 2004 and 2005, the details in assets held for disposition were listed as follows:
11.	Assets to be Disposed

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Cost
Building and facilities	—	8,030,938	244,846
Accumulated Depreciation
Building and facilities	—	(2,220,456)	(67,697)
Accumulated Impairment Loss
Building and facilities	—	(510,482)	(15,564)

Net of assets held for disposition	—	5,300,000	161,585

12.	Short-Term Debts

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Letter of credit due within 180 days at variable interest rate	342,282	7,921	241
Working capital loans and secured loans within 180 days at variable interest rate	2,554,572	1,885,833	57,495

Total	2,896,854	1,893,754	57,736

As of December 31, 2004 and 2005, the weighted average interest rate of the short-term debts was 2.81% and 1.70% to 5.87%, respectively.
As of December 31, 2004 and 2005, the Company’s unused line of credit with terms of 180 days (including unused letter of credit) was NT$5,424,345 and NT$5,179,454 (US$157,910), respectively.
13.	Short-Term Notes

			As of December 31, 2004
	Interest	Period	NT$000
Commercial Paper	1.43463%	2004.10.29~2005.1.21	100,000
Less: Discount			(76)

Net			99,924

There were no short-term notes outstanding as of December 31, 2005. As of December 31, 2004 and 2005, the Company’s unused short-term line of credit for short-term notes was NT$80,000 and NT$180,000 (US$5,488), respectively. There were no assets pledged as collateral for short-term notes.
14.	Capital Lease Obligations
In 2001, the Company signed a lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. The lease obligation was repayable in 36 monthly installments from July 31, 2002 to June 30, 2005. During the lease period, the Company was not allowed to modify or sublease the equipment. The ownership of the equipment must be unconditionally transferred to the Company at the end of lease term. Accumulated depreciation of assets under capital leases was NT$890,653 and NT$0 (US$0) as of December 31, 2004 and 2005, respectively. As of June 30, 2005, the lease agreement had expired and the Company did not have any capital lease obligations.
As of December 31, 2004, capital lease obligations were listed as follows:

2005.01.01 ~ 2005.06.30	NT$000
Capital lease obligations	306,533
Less: unrealized interest expense	(3,087)

Current portion of lease obligations	303,446

15. Long-Term Debts

	Interest Rate		Balance
	As of December 31		As of December 31
	2004	2005	2004	2005
	%	%	NT$000	NT$000	US$000
Secured
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 to December 2006 with variable interest rates	5.025	2.92	200,000	100,000	3,049
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	4.45	3.47	102,200	58,400	1,780
Medium term loan from 14 banks, repayable in 19 quarterly installments from July 1999 to December 2005 with variable interest rates	2.684~4.040	—	41,070	—	—
Medium term loan from 1 bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	4.45	3.47	775,024	706,638	21,544
Medium term loan from 1 bank, repayable in 17 quarterly installments from April 2002 to April 2006 with variable interest rates	5.255	—	94,120	—	—
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 to September 2009 with variable interest rates	2.579	2.66	7,060,000	5,648,000	172,195
Medium term loan from 1 bank, repayable in full at maturity with variable interest rates	1.50	1.75	800,000	800,000	24,390
Medium-term loan from 1 bank, repayable in 9 quarterly installments from December 2006 with variable interest rates	—	2.81	—	100,000	3,049
SB II Debentures, 5-year secured debentures repayable in full at maturity in October 2006 with interest paid annually at a fixed interest rate	3.30	3.30	3,000,000	3,000,000	91,464

	Interest Rate		Balance
	As of December 31		As of December 31
	2004	2005	2004	2005
	%	%	NT$000	NT$000	US$000
Unsecured
ECB IV Debentures, 5-year unsecured convertible debentures puttable in August 2004	0.50	—	3,171	—	—
DCB I Debentures, 5-year unsecured convertible debentures puttable in December 2005	—	—	209,200	—	—
ECB V Debentures, 5-year unsecured convertible debentures puttable in February 2004	—	—	202,944	—	—

Subtotal			12,487,729	10,413,038	317,471
Add: Reserve for redemption of convertible bonds			21,778	—	—
Less: Current portion			(2,196,469)	(4,635,295)	(141,320)

Net			10,313,038	5,777,743	176,151

The Company’s unused line of credit for long-term debts was NT$0 and NT$500,000 (US$15,244) as of December 31, 2004 and 2005, respectively.
16. Convertible Bonds
The non-interest bearing 5-year unsecured convertible debentures (“DCB I”) due December 2007. The initial conversion price was NT$11. The conversion price was subject to adjustment and was reset to NT$8.8 and NT$8.7 on June 27, 2003 and December 31, 2004, respectively. As of December 31, 2005, an aggregate principal amount of NT$2,990,800 (US$91,183) has been converted. In 2005, the Company repurchased the outstanding DCB I at the amount of NT$73,700 (US$2,247) and called back the outstanding DCBI at the amount of NT$20,400 (US$622). The bondholders put back the outstanding DCB I at the amount of NT$115,100 (US$3,509) in 2005. As of December 31, 2005, the outstanding DCB I has been fully redeemed. The debt extinguishment gain was NT$778 (US$24) for the year ended December 31, 2005.
On October 29, 2001, the Company issued NT$3,000,000 of five-year secured debentures (“SB II”), due in October 2006 with a stated interest rate of 3.3%. SB II was guaranteed by 20 banks in total of NT$3,099,000. The interest expense is repayable annually while the bonds will be paid in full at maturity.
The 0.5% 5-year unsecured convertible debentures due in February 2007 (“ECB IV”). The initial conversion price was NT$31.32 per share. The conversion price was subject to adjustments in the events that certain changes occurred to the Company’s capital structure was reset to NT$28.2329. The holders of the ECB IV had the right to put the debentures at predetermined price. As of December 31, 2004 and 2005, the Company repurchased and canceled outstanding balance of ECB IV at the amount of US$169,124 and US$166,124, respectively. In 2005, the Company called back the outstanding ECB IV at the aggregate amount of US$100 while the bondholders put back the remaining outstanding ECB IV at the amount of US$3,000. For the year ended December 31, 2003, 2004 and 2005, the related debt extinguishment gain was NT$0, NT$63,070 and NT$422 (US$13) recorded as non-operating income, respectively.
The non-interest bearing 5-year unsecured convertible debentures (“ECB V”) due February 2008. The initial conversion price was NT$12.06. The conversion price was subject to adjustments in the events that certain changes occurred to the Company’s capital structure was reset to NT$11.9584. As of December 31, 2004, the bondholders has put back and converted the outstanding ECB V at the amount of US$78,100 and US$5,500, respectively. As of December 31, 2005, the bondholders has put back and converted the remaining outstanding ECB V at the amount of US$84,500 and US$5,500, respectively. For the year ended December 31, 2003, 2004 and 2005, the extinguishment gain was NT$0, NT$0 and NT$300 (US$9), respectively.
As of December 31, 2005, the future principal repayments for the Company’s long-term bank loans and bonds were listed as follows:

Years	NT$000	US$000

2006	4,635,295	141,320
2007	2,339,428	71,324
2008	1,524,829	46,489
2009	1,480,384	45,134
2010	68,384	2,085
After 2010	364,716	11,119

Total	10,413,036	317,471

The Company pledged the assets as collateral for security for foreign labor, customs clearance deposits, deposit for technology with government, compensated deposits, secured loans and capital leases as of December 31, 2004 and 2005 were listed as follows:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Restricted investments-current	2,429,606	1,928,913	58,808
Property, plant and equipment	15,644,550	6,656,690	202,948
Held-for-Sale		4,939,213	150,586

Total	18,074,156	13,524,816	412,342

17. Pension Plan
The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. According to the Act, the rate of contribution by any employer to an employee’s pension account per month shall not be less that 6% of each employee’s monthly salary or wage. The Company and the domestic subsidiaries have made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts since July 1, 2005, and amounting to NT$56 million as of December 31, 2005.
The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are entitled for the first 15 years of services while one unit per year is entitled after the completion of the fifteenth years. The total units shall not exceed 45 units. In accordance with the plan, the Company contributes an amount equivalent to 2% of the employee’s total salaries and wage on a monthly basis to the pension fund deposited at the Central Trust of China in the name of an administered pension fund committee. Government authority will collect the fund as a Labor Retirement Fund and determine the allocation and investment policy of the assets. The unrecognised net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 25 years.
The changes in benefit obligation and plan assets for the years ended December 31, 2004 and 2005 were listed as follows:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Benefit obligation
Projected benefit obligation at beginning of the year	870,495	1,077,317	32,845
Service cost	119,969	83,782	2,554
Interest cost	30,326	37,281	1,137
Unrecognized actuarial loss (gain)	61,643	(135,411)	(4,128)
Benefit paid to retirees	(3,324)	(1,965)	(60)
Others	(1,792)	5,010	153

Projected benefit obligation at end of the year	1,077,317	1,066,014	32,501

Plan assets
Plan assets at beginning of the year	636,062	679,505	20,717
Actual return on plan assets	7,727	10,075	307
Employer’s Contributions	39,040	42,025	1,281
Benefit paid to retirees	(3,324)	(1,965)	(60)

Plan assets at end of the year	679,505	729,640	22,245

F-34

       Reconciliation of funded status of the plans and accrued pension costs was listed as follows:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Pension obligation
Vested benefit obligation	—	—	—
Non-vested benefit obligation	(649,133)	(650,810)	(19,842)

Accumulated benefit obligation	(649,133)	(650,810)	(19,842)
Additional benefits based on future salary increases	(428,184)	(415,204)	(12,659)

Projected benefit obligation	(1,077,317)	(1,066,014)	(32,501)
Plan assets at fair value	679,505	729,640	22,245

Projected benefit obligation in excess of plan assets	(397,812)	(336,374)	(10,256)
Unrecognized net transition obligation	49,475	47,363	1,444
Unrecognized prior service cost	25,504	24,202	738
Unrecognized actuarial loss (gain)	38,396	(78,831)	(2,403)
Other	5,781	—	—
Accrued pension under LPA		(28,152)	(858)

Accrued pension cost	(278,656)	(371,792)	(11,335)

The components of net pension costs for the years ended December 31, 2003, 2004 and 2005 were listed as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Service cost	118,257	119,969	132,450	4,038
Interest cost	26,963	30,326	37,281	1,137
Expected return on plant assets	(24,483)	(22,906)	(22,990)	(701)
Amortization of prior service costs and unrecognized	4,394	4,394	4,469	136
Curtailment gain	—	—	(48,668)	(1,484)

Net pension cost	125,131	131,783	102,542	3,126

Actuarial assumptions for Years ended December 31, 2003, 2004 and 2005 were listed as follows:

	For the year ended December 31
	2003	2004	2005

Discount rate	3.5%	3.5%	2.5%–3.75%
Rate of increase in future compensation	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%	3.5%	2.5%–2.75%
Expected future benefit payments were listed as follows:

Years ended December 31	NT$

2006	6,432
2007	6,658
2008	14,659
2009	13,384
2010	12,272
2011-2015	129,445
The Company expects to contribute NT$40,726 to the pension funds in 2006.
18. Income Taxes
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
As of December 31, 2005 unused tax credits available to reduce future taxable income were NT$3,003,591 (US$91,573). The available tax credit in each year is limited to 50% of the corporate tax payable in that year, except in the last of such five-year period when there is no such limit.

As of December 31, 2005, the available tax credits were listed as follows:

Expiration Years	NT$000	US$000

2006	1,361,171	41,499
2007	600,688	18,314
2008	569,102	17,351
2009	472,630	14,409

Total	3,003,591	91,573

Under the rules of the R.O.C. Income Tax Law, operating losses can be carried forward for five years. As of December 31, 2005, the Company had the following unutilized loss carry-forwards:

Expiration Years	NT$000	US$000

2007	6,059,315	184,735
2008	8,604,045	262,319
2009	338,469	10,319
2010	2,762,561	84,224

Total	17,764,390	541,597

The components of income tax expense (benefit) were listed as follows:

	As of December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Current	(27,116)	32,867	18,054	551
Deferred	48,143	1,914	197,360	6,017

Total	21,027	34,781	215,414	6,568

The reconciliation of book income tax expense (benefit) to income tax expense (benefit) recorded is summarized below:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000

Expected income tax expense (benefit)	(2,044,259)	61,785	(1,720,531)	(52,455)
Undistributed earnings tax	—	—	—	—
Investment credits (earned) expired	829,546	(294,120)	611,131	18,632
Change in valuation allowance	1,256,140	1,349,198	1,656,582	50,506
Permanent differences	317,135	43,884	(84,630)	(2,580)
Effect of rate change	(373,681)	(1,156,129)	(246,630)	(7,519)
Others	36,146	30,163	(508)	(16)

Income tax expense	21,027	34,781	215,414	6,568

Deferred income tax assets and liabilities consisted of:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000

Deferred tax liabilities
Tax depreciation in excess of book depreciation	282,970	174	5
Unrealized foreign exchange gains	—	—	—

Total deferred tax liabilities	282,970	174	5

Deferred tax assets
Investment tax credits	3,530,772	2,919,641	89,013
Inventory provision	804,719	617,120	18,815
Bad debt allowance	33,979	21,439	654
Unrealized royalty expense	175,443	153,669	4,685
Book amortization in excess of tax amortization	2,194	—	—
Unrealized foreign exchange loss	82,619	7,278	222
Loss carry-forwards	3,485,110	4,345,568	132,487
Unrealized pension expense	39,635	112,215	3,421
Unrealized equity investment loss	819,931	1,425,991	43,475
Unrealized interest expense	15,093	16,908	515
Unrealized production variance	8,711	112,595	3,433

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Book depreciation in excess of tax depreciation	—	313,003	9,543
Impairment loss	—	127,621	3,891
Others	24,082	25,667	782

Total deferred tax assets	9,022,288	10,198,715	310,936
Valuation allowance	(6,843,018)	(8,499,600)	(259,134)

Net deferred tax assets	2,179,270	1,699,115	51,802

Total net deferred tax assets	1,896,300	1,698,941	51,797

Net deferred tax assets-current	18,951	19,494	594
Net deferred tax assets- non-current	1,877,349	1,679,447	51,203

Total net deferred tax assets	1,896,300	1,698,941	51,797

   The Company may lose some of its investment tax credits as a result of its selling of FAB III in 2006.
19. Shareholders’ Equity
Common Stocks
As of January 1, 2004, the Company’s authorized and issued common shares, with par value of NT$10 per share, at the total amount of NT$65,500,000 for 6,550,000,000 shares (including 650,000,000 shares and 972,241,695 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and NT$44,027,583 for 4,402,758,305 shares, respectively.
328,078,360 common shares, with the par value of NT$10 per share, were issued for conversion of MXIC’s domestic convertible bonds (“DCB I”) as of December 31, 2005. On October 27, 2004, MXIC’s BOD approved to change the authorized common shares reserved for convertible bonds to 864,703,672 common shares.
On June 27, 2003, the Board of Directors approved a resolution to issue 525,000,000 common shares with NT$10 at par by means of 13,125,000 Global Depositary Shares (“GDS”). Each GDS represents 40 common shares. The GDS offering was listed on Luxembourg Stock Exchange on April 5, 2004 and issued at a premium of NT$10.87317 per common share. After April 13, 2004, GDS holders may elect to convert GDS into common shares.
15,941,093 common shares, with the par value of NT$10 per share, were issued for conversion of MXIC’s ECB IV as of December 31, 2005.
On August 8, 2005, the BOD approved to cancel 40,000,000 common shares for treasury stocks bought back in 2002. The record date for the cancellation of treasury stock was August 8, 2005.
Capital reserve
According to the R.O.C. Company Law, the capital reserve can only be used to offset a deficit. However, the capital surplus generated from donations and the excess of the issue rice over the par value of capital stock, including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions, may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of the Company. The Company cannot use the capital reserve to offset accumulated deficits unless the legal capital reserve and special capital reserve are insufficient for offsetting such deficits.
On June 27, 2003, the MXIC’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$2,630,621 to offset its accumulated deficits.
On May 25, 2005, the MXIC’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$315,704 to offset its accumulated deficits.
Legal Capital Reserve
According to the R.O.C. Company Law, the appropriation of legal capital reserve shall be made until the reserve equals to the Company’s paid-in capital. The reserve can be used to offset a deficit. When the reserve reached 50% of the paid-in capital, up to 50% of the reserve may be transferred to capital.
On June 27, 2003, the MXIC’s shareholders resolved in the annual meeting to use the legal capital reserve of NT$1,708,689 to offset its accumulated deficit.

On November 16, 2005, the GSM authorized the BOD to cancel 2,079,474,542 common shares at the amount of NT$20,794,745 for the accumulated losses.
As of December 31, 2005, MXIC authorized and issued, with the par value of NT$10 per share, NT$65,500,000 for 6,550,000,000 common shares (including 650,000,000 shares and 864,703,672 shares reserved for future exercise of stock options and conversion of convertible bonds, respectively) and NT$49,952,963 for 4,995,296,328 common shares, respectively.
As of December 31, 2005, the company had 3,100,000 and 21,761,093 common shares outstanding in the forms of 77,500 GDSs and 2,716,109 ADSs trading in the Luxemburg Stock Exchange and NASDAQ, respectively.
Capital reserve
According to the R.O.C. Company Law, the capital reserve can only be used to offset a deficit. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock, including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions, may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of the Company. The Company cannot use the capital reserve to offset accumulated deficits unless the legal capital reserve and special capital reserve are insufficient for offsetting such deficits.
On June 27, 2003, the MXIC’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$2,630,621 to offset its accumulated deficits.
On May 25, 2005, the MXIC’s shareholders approved a resolution at the annual meeting to use the capital reserve of NT$315,704 to offset its accumulated deficits.
Legal Capital Reserve
According to the R.O.C. Company Law, the appropriation of legal capital reserve shall be made until the reserve equals to the Company’s paid-in capital. The reserve can be used to offset a deficit. When the reserve has reached 50% of the paid-in capital, up to 50% of the reserve may be transferred to capital.
On June 27, 2003, the MXIC’s shareholders resolved in the annual meeting to use the legal capital reserve of NT$1,708,689 to offset its accumulated deficit.

Special Capital Reserve
According to the R.O.C. Security Exchange Law, the special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity, normally arising from unrealized losses on long-term investments or cumulative translation adjustments but excluding treasury stock, shall be made from un-appropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (“SFB”). Any special capital reserve appropriated may be reversed to the extent that the net debit balance reverses.
On June 27, 2003, the MXIC’s shareholders resolved in the annual meeting to use the special reserve of NT$378,657 to offset its accumulated deficits.
Earnings Distribution
MXIC’s Articles of Incorporation as revised on June 18, 2004 provided that, when allocating the net profits for each fiscal year, MXIC shall first offset its accumulated losses in previous years, set aside the legal capital reserve at 10% of the profits left over until the accumulated legal capital reserve has equaled to MXIC’s total capital, set aside the special reserve in accordance with relevant laws and regulations, and then distributed the remaining distributable profits according:
a. Shareholder’s dividend to shareholders equals to 83% of the Company’s distributable earnings;
b. Employee bonuses equals to 15% of distributable earnings; and
c. Remuneration for directors and supervisors’ services equal to 2% of distributable earnings
The shareholder’s dividend, after the approval of the General Shareholder’s Meeting (“GSM”), shall be retained, proportionally or in whole, as the undistributed earnings and subject to the future distribution to the shareholders. The earnings of MXIC may be distributed by way of cash dividend or stock dividend. However, the distribution of earnings shall be made preferably by way of stock dividend. Distribution of earnings may also be made by way of cash dividend; provided however, the ratio for cash dividend shall not exceed 20% of the total distributable earnings. MXIC may issue stock bonuses to employees of an affiliated company meeting the conditions set by MXIC’s Board of Directors (“BOD”).
As of December 31, 2005, the Company had accumulated losses and did not have any distributable earnings available. The information about the appropriations of bonus to employees, directors and supervisors and earnings distribution is available at the Market Observation System website.

20. Employees’ Stock Option Plans
MXIC has five employees’ stock option plans (“2001 plan”, “2002 plan”, “2003 plan”, “2004 plan” and “2005 plan”) approved by the Stock Futures Board (“SFB”). The maximum number authorized to be granted under the 2001 plan, 2002 plan, 2003 plan, 2004 plan and 2005 plan was 80,000 thousand shares, 170,000 thousand shares, 200,000 thousand shares, 200,000 thousand shares and 200,000 thousand shares, respectively, with each option unit eligible to subscribe for one common share when exercisable. The Company will issue additional common shares for the options exercised. Unless the granted options were cancelled when the qualified employees violated the Company’s Code of Conducts, the aforementioned options are valid in six years subsequent to the grant dates and exercisable up to 50%, 75% and 100% of the shares granted subsequent to the second anniversary, the third anniversary and the fourth anniversary of the grant date, respectively. The options are granted at the exercise price equal to the closing price of MXIC’s common shares listed on the Taiwan Stock Exchange (“TSE”) on the grant date. Exercise price is subject to adjustments for changes of capital structure in accordance with the plans. As of December 31, 2005, none of the employees’ stock options had been exercised.
As of December 31, 2005, information about MXIC’s outstanding and exercisable options was as follows:
a. 2001 plan

Grant Dates	Units Issued	Units Outstanding	Exercise Price

2002.01.16	71,768,500	—	20.10
2002.05.06	560,000	—	19.80
2002.10.01	1,507,000	112,000	11.10
2002.12.16	6,164,500	217,000	11.30
Total	80,000,000	329,000	Total units authorized: 80, 000,000

b. 2002 plan

Grant Dates	Units Issued	Units Outstanding	Exercise Price

2002.10.01	150,000,000	87,286,500	11.10
2002.12.16	10,284,500	4,149,000	11.30
2003.04.07	2,753,500	1,802,500	9.20
Total	163,038,000	93,238,000	Total units authorized: 170,000,000

c. 2003 plan

Grant Dates	Units Issued	Units Outstanding	Exercise Price

2003.06.13	193,212,000	138,906,453	7.75
2003.11.04	829,000	496,000	9.00
2004.03.11	685,000	314,000	12.90
2004.03.30	785,000	553,000	12.20
2004.04.27	749,000	749,000	14.10
Total	196,260,000	141,018,453	Total units authorized: 200,000,000
d. 2004 plan

Grant Dates	Units Issued	Units Outstanding	Exercise Price

2004.04.09	176,972,000	151,214,500	14.55
2004.04.27	4,919,000	2,626,000	14.10
2004.06.02	2,176,000	1,780,000	11.00
2004.08.11	5,015,500	4,054,500	9.25
2004.10.27	4,466,000	3,393,000	7.05
2005.01.28	4,428,500	3,988,500	7.05
2005.03.07	1,172,000	888,000	6.88
Total	199,149,000	167,944,500	Total units authorized: 200,000,000
e. 2005 plan

Grant Dates	Units Issued	Units Outstanding	Exercise Price

2005.08.08	188,958,500	186,129,500	5.84
2005.08.29	7,978,500	7,530,500	5.83
2005.10.25	2,372,000	2,372,000	5.81
Total	199,309,000	196,032,000	Total units authorized: 200,000,000
As of December 31, 2005, none of the stock options has been exercised. Total outstanding units were lesser than total issued units resulted from the cancellation of stock options for the employees’ resignation or voluntary abstention from the stock options.

The information on MXIC’s stock options that had never been granted or had been granted and subsequently cancelled under the 2001 plan, 2002 plan, 2003 plan and 2004 plans was listed as follows:

	Expiration Date of Issuance	Units Cancelled

2001 plan	2002.12.17	—
2002 plan	2003.04.08	6,962,000
2003 plan	2004.04.28	3,740,000
2004 plan	2005.03.08	851,000
The information on MXIC’s outstanding stock options for the years ended December 31, 2003, 2004 and 2005 was listed as follows:

2003	Units	Weighted-Average Exercise Price

Outstanding units at beginning of the year	217,741,800	14.77
Units granted	196,794,500	7.78
Units cancelled	(129,545,675)	16.56

Outstanding units at end of the year	284,990,625	9.13

Units exercisable	—	—

Weighted-average fair value		4.48

2004	Units	Weighted-Average Exercise Price

Outstanding units at beginning of the year	284,990,625	9.13
Units granted	195,767,500	14.18
Units cancelled	(47,979,907)	10.89

Outstanding units at end of the year	432,778,218	11.21

Units exercisable	49,938,950	11.11

Weighted-average fair value		6.59

2005	Units	Weighted-Average Exercise Price

Outstanding units at beginning of the year	432,778,218	11.21
Units granted	204,909,500	5.87
Units cancelled	(39,125,765)	10.75

Outstanding units at end of the year	598,561,953	9.42

Units exercisable	139,425,852	9.42

Weighted-average fair value		2.55

The aforementioned stock options granted on and after January 1, 2004 were accounted for under intrinsic value method required by the R.O.C. Accounting Research and Development Foundation (“ARDF”).
For the years ended December 31, 2004 and 2005, no compensation expense was recognized under the intrinsic value. The assumption and pro forma information under fair value method using Black-Scholes Options Pricing Model was listed as follows:

Expected dividend yield	0%
Expected volatility	57.50% – 52.10%
Risk-free interest rate	2.05% – 1.55%
Expected weighted-average life	4.38 Years
Fair value	6.77 – 1.10
For the years ended December 31, 2004 and 2005, the compensation expense recognized under fair value method would have been NT$338,091 and NT$513,301 (US$15,649), respectively. The MXIC’s pro-forma information of net income and earnings per share was listed as follows:

	For the year ended December 31
	2004	2005
	Basic EPS	Diluted EPS	Basic EPS

As reported
Net income (loss)	217,692	217,692	(7,027,189)
Earnings per share	0.08	0.08	(2.41)
Pro forma
Net income (loss)	(120,399)	(120,399)	(7,540,490)
Earnings per share	(0.04)	(0.04)	(2.59)
MPI has the employees’ stock option plan (“MPI 2004 plan”) approved by its Board of Directors on March 12, 2004. The maximum units of options authorized to be granted under the MPI 2004 plan was 1,000 thousand units, with each option unit eligible to subscribe for one common share at the exercise price of NT$11. The exercise price is subject to the adjustment to reflect the changes in capital structure or the appropriation of cash dividend in accordance with the plan. The option is exercisable 30 days subsequent to the grant date.

The information on the aforementioned stock option plans for MPI was listed as follows:

Grant Date	Units Issued	Exercise Price

2004.06.25	180,000	11.00
2004.11.29	167,000	11.00
2005.02.21	124,000	11.00
2005.06.20	417,000	11.00
2005.08.15	112,000	11.00
The information on MPI’s outstanding stock options for the year ended December 31, 2004 and 2005 was listed as follows:

2004	Units	Weighted-Average Exercise Price

Outstanding units at beginning of the year	—	—
Units granted	347,000	11.00
Units cancelled	—	—

Outstanding units at end of the year	347,000	11.00

Units exercisable	—	—

Weighted-average fair value		—

2005	Units	Weighted-Average Exercise Price

Outstanding units at beginning of the year	347,000	11.00
Units granted	653,000	11.00
Units exercised	(900,000)	11.00
Units cancelled	(100,000)	11.00

Outstanding units at end of the year	—	—

Units exercisable	—	—

Weighted-average fair value		—

The aforementioned stock options granted on and after January 1, 2004 were accounted for under intrinsic value method required by the R.O.C. Accounting Research and Development Foundation (“ARDF”).

For the year ended December 31, 2004 and 2005, no compensation expense was recognized under the intrinsic value method. The assumption and pro forma information to value stock compensation expenses using minimum value method is as follows:

Expected dividend yield	0%
Risk-free interest rate	1.15% – 0.99%
Expected weighted-average life	0.25 year
Fair value	—
MPI is a private holding company and carries no historical data for volatility.
For the year ended December 31, 2004 and 2005, the compensation expense recognized under fair value method would have been NT$0 and NT$0, respectively. The pro-forma information of net income and earnings per share under consolidated basis was as follows:

	For the year ended December 31
	2004		2005
As reported	Basic EPS	Diluted EPS	Basic EPS
Net income (loss)	217,692	217,692	(7,027,189)
Earnings per share	0.08	0.08	(2.41)
Pro forma
Net income (loss)	217,692	217,692	(7,027,189)
Earnings per share	0.08	0.08	(2.41)
Biomorphic has the employees’ stock option plan (“BIO 2004 plan”) approved by its Board of Directors on July 26, 2004. The maximum units of options authorized to be granted under the BIO 2004 plan was 1,717,826 units, with each option unit eligible to subscribe for one common share. Exercise price is subject to adjustments for changes of capital structure in accordance with the plans. Biomorphic will issue additional common shares for the options exercised. The aforementioned options are valid in six years subsequent to the grant dates and exercisable up to 50%, 75% and 100% of the shares granted subsequent to the second anniversary, the third anniversary and the fourth anniversary of the grant date, respectively. As of December 31, 2005, none of the employees’ stock options had been exercised.

The information on the aforementioned stock option plan for Biomorphic was listed as follows:

Grant Dates	Units Issued	Units Outstanding	Exercise Price

2004.07.26	660,000	660,000	12.00
2005.12.09	1,054,000	1,054,000	10.00
Total	1,714,000	1,714,000	Total units authorized: 1,717,826
Under the intrinsic value method, the compensation expense of NT$653 and NT$1,567 (US$48) was recognized for the year ended December 31, 2004 and 2005, respectively. The assumption and pro forma information to value stock compensation expenses using minimum value method is as follows:

Expected dividend yield	4.88%
Risk-free interest rate	2.10% – 1.55%
Expected weighted-average life	4.38 Years
Fair value	8.07 – 1.88
Biomorphic is a private holding company and has no historical data for the volatility.
For the year ended December 31, 2004 and 2005, the compensation expense recognized by Biomorphic under fair value method would have been NT$878 and NT$2,173 (US$66), respectively. The pro-forma information of net income and earnings per share under the consolidated basis was as follows:

	For the year ended December 31
	2004		2005
As reported	Basic EPS	Diluted EPS	Basic EPS
Net income (loss)	217,692	217,692	(7,027,189)
Earnings per share	0.08	0.08	(2.41)
Pro forma
Net income (loss)	217,467	217,467	(7,027,521)
Earnings per share	0.08	0.08	(2.41)

21. Treasury Stock
For the year ended December 31, 2004 and 2005, the details in shares of treasury stock were listed as follows:

	Beginning Balance	Addition	Disposal	Ending Balance

For the year ended December 31, 2004
MXIC’s stocks held by Hui Ying	6,023,152	—	—	6,023,152
Repurchase under share buyback plan	40,000,000	—	—	40,000,000
Subtotal of Treasury Stocks	46,023,152	—	—	46,023,152

For the year ended December 31, 2005
MXIC’s stocks held by Hui Ying	6,023,152	—	—	6,023,152
Repurchase under share buyback plan	40,000,000	—	40,000,000	—
Subtotal of Treasury Stocks	46,023,152	—	40,000,000	6,023,152
As of December 31, 2004 and 2005, the book value of MXIC’s treasury stocks was NT$1,188,436 and NT$142,365 (US$4,340), respectively. The market value of MXIC’s treasury stocks was NT$333,208 and NT$27,036 (US$824), respectively.
MXIC’s stocks held by Hui Ying were reclassified to MXIC’s treasury stocks and Hui Ying was entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.
On April 24, 2002, the Company’s BOD approved the buyback plan to repurchase 335,934,621 shares of MXIC’s common stocks listed on the TSE. The Company repurchased 40,000,000 shares for the total cost of NT$1,046,071 in 2002. The treasury shares held by MXIC from the repurchase cannot be pledged, nor MXIC was entitled to the rights of shareholders for those buyback shares. All the treasury stock repurchased under the buyback plan was retired on August 8, 2005.

22. Earnings per Share
The weighted average numbers of outstanding common shares for the calculation of basic earnings per share were computed as follows:

	For the year ended December 31
	2003	2004	2005

Beginning balance of common shares outstanding	3,651,276,875	4,390,251,943	4,995,296,328
Retroactive adjustment for cancellation of common stock on February 16, 2006	(1,606,084,898)	(2,015,097,916)	(2,079,474,542)
Issuance of 475,000,000 common shares for cash on November 11, 2003	66,369,863
Bonds converted to common shares for the year ended December 31, 2003	134,088,222
Retroactive adjustment for bonus element included in the rights offering on November 3, 2003 (0.1688%)	6,388,732
Issuance of 525,000,000 common shares for Global Depositary Shares on April 5, 2004	—	388,729,508
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	—	61,669,886

Subtotal	2,252,038,794	2,825,553,421	2,915,821,786
Treasury stock owned by subsidiaries	(3,515,795)	(3,515,795)	(3,515,795)
Retroactive adjustment of treasury stock owned by the subsidiary for bonus element included in the rights offering on November 11, 2003	(5,935)	—	—

Weighted average common shares outstanding	2,248,517,064	2,822,037,626	2,912,305,991
Dilutive effect of employee stock options	—	18,900,447	—

Dilutive weighted average common shares outstanding	2,248,517,064	2,840,938,073	2,912,305,991

Consolidated EPS were calculated as follows: (The following EPS presentation for the years of 2003 and 2004 are retroactively adjusted to reflect the cancellation of common stock on February 16, 2006.)

	For the year ended December 31
	2003	2004	2005

Income before tax available to MXIC’s shareholders	(8,197,745)	217,692	(6,829,227)
Weighted average common shares outstanding	2,248,517,064	2,822,037,626	2,912,305,991

Basic EPS before tax	(3.65)	0.08	(2.34)

Net income (loss) available to MXIC’s shareholders	(8,197,745)	217,692	(7,027,189)
Weighted average common shares outstanding	2,248,517,064	2,822,037,626	2,912,305,991

Basic EPS after tax	(3.65)	0.08	(2.41)

Income before tax available to MXIC’s shareholders	(8,197,745)	217,692	(6,829,227)
Effect of dilutive potential common shares -options	—	—	—

Income before tax available to common shares (including the effect of dilutive potential common stock)	(8,197,745)	217,692	(6,829,227)
Dilutive weighted average common shares outstanding	2,248,517,064	2,840,938,073	2,912,305,991

Diluted EPS before tax	(3.65)	0.08	(2.34)

Net income (loss) available to MXIC’s shareholders	(8,197,745)	217,692	(7,027,189)
Effect of dilutive potential common shares -options	—	—	—

Net income (loss) available to common shares (including the effect of dilutive potential common stock)	(8,197,745)	217,692	(7,027,189)
Dilutive weighted average common shares outstanding	2,248,517,064	2,840,938,073	2,912,305,991

Diluted EPS after tax	(3.65)	0.08	(2.41)

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock for the years ended December 31, 2004 and 2005, the net income (loss) and earning (loss) per share would be listed as follows: (The following EPS presentation for the years of 2003 and 2004 are retroactively adjusted to reflect the cancellation of common stock on February 16, 2006.)

	For the year ended December 31
	2004	2005
	NT$000	NT$000	US$000

Net income (loss)	217,692	(7,027,189)	(214,244)
Unrealized short-term investment income (loss)	4,095	(16,572)	(505)

Net income (loss) — pro forma	221,787	(7,043,761)	(214,749)

	Amount (numerator)		Shares	Net loss per share
EPS	Before tax	After tax	(Denominator)	Before tax	After tax

For the year ended 12/31/2004
Basic EPS
Net loss	$221,787	$221,787	2,825,553,421	$0.08	$0.08

Diluted effect:
Employee Stock Options	—	—	18,900,447

Diluted EPS	$221,787	$221,787	2,844,453,868	$0.08	$0.08

For the year ended 12/31/2005
Basic EPS
Net income	$(6,845,799)	$(7,043,761)	2,915,821,786	$2.35	$2.42

Diluted EPS equaled to basic EPS as the potential common shares would have anti-diluted effect on the Company’s net loss for the year ended December 31, 2005.
23. Related Party Transactions
a. Related Parties and Relationships

Related parties	Relationship
Procomm Inc. (“Procomm”)	The Company’s equity investee
Prominent Communications, Inc. (”Prominent”)	Procomm’s equity investee
Raio Technology Co., Ltd. (“Raio”)	A subsidiaries’ equity investee
(Raio has not been a related party since December, 2005)
Tower Semiconductor Ltd. (“Tower”)	A subsidiary served under the Board
FueTrek Co., Ltd. (“FueTrek”)	A subsidiary served under the Board
Ardentec Corporation (“Ardentec”)	The Company served under the Board
Macronix Education Foundation (“MXIC Education”)	The Company’s executive director served as the chairman
MegaChips Corporation(“MegaChips”)	One of its sister company served under the Board
MegaChips LSI Solutions Inc. (“MagaChips LSI”)	A subsidiary under MegaChips
MegaChips LSI Solutions Inc. Taiwan Branch (“MagaChips LSI Taiwan Branch”)	Taiwan Branch of MegaChips

b.	Major transactions with related parties
Sales to related parties were listed as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000

BC	—	239,748	—	—
MPI	—	175,894	—	—
Raio	174,466	18,065	11,087	338
Biomorphic	45,953	2	—	—
FueTrek	5,591	11,674	3,329	101
PCI	341	428	—	—
MegaChips LSI	—	—	5,620,371	171,353
Others	—	9	141,016	4,299

Total	226,351	445,820	5,775,803	176,091

Sales prices to MegaChips LSI, FueTrek and Raio are not comparable with those of regular customers because the Company is the sole provider for them. The payment term with the related parties is between 30 to 60 days, similar to that with regular customers.
c.	Manufacturing processing charges to related parties for the years ended December 31, 2003, 2004 and 2005 were summarized as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000

Powertech	211,188	—	—	—
Ardentec	130,270	260,199	218,274	6,655

Total	341,458	260,199	218,274	6,655

d.	The Company purchased industrial gases from UIG at NT$100,016 for the year ended December 31, 2003. Such purchases were included in cost of good sold. There are no purchases of industrial gases from UIG for the years ended December 31, 2004 and 2005, respectively.

e.   Wafer purchased from related parties was as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000

Tower	36,600	19,959	188,562	5,749
MegaChips LSI Taiwan Branch	—	—	53,380	1,627

Total	36,000	19,595	241,942	7,376

Such purchases are included in cost of goods sold. Prices for wafer purchased from Tower and MegaChips LSI Taiwan Branch were not comparable with prices for other vendors since we purchased the customized wafers from both companies. For the years ended December 31, 2003, 2004 and 2005, the payment term to Tower and MegaChips LSI Taiwan Branch was Net 30 days and Net 45 days, respectively.
f.	Merchandise purchased from related parties was as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000

Raio	3,257	1,570	1,285	39
PCI	63,798	—	3,496	107
Biomorphic	53,935	—	—	—

Total	120,990	1,570	4,781	146

g.	Operating leases to related parties were listed as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000

MPI	—	3,835	—	—
Raio	587	1,295	1,649	50

Total	587	5,130	1,649	50

The lease income from the related parties was charged monthly and recorded as other income under non-operating income.

h.	The Company entered into IP license agreements with FueTrek in 2002 and 2004 and obtained related technology. The contractual amount of NT$ 13,502 (JPY45,800) and NT$19,743 (JPY66,650) has been paid as of December 31, 2004 and 2005, and was recorded as deferred charges and amortized over the contract terms. For the year ended December 31, 2004 and 2005, the amount of research and development expenses paid to FueTrek was NT$0 and NT$3,780 (US$115), respectively.
i.	The Company donated NT$22,360, NT$16,300 and NT$10,166 (US$310) to Macronix Education Foundation for the years ended December 31, 2003, 2004 and 2005, respectively.
j.	For the year ended December 31, 2004 and 2005, the amount of research and development expenses paid to Tower was NT$213 and NT$43,832 (US$1,336), respectively.
k.	For the year ended December 31, 2005, the amount of research and development expenses and the sales expenses paid to MegaChips was NT$63 (US$2) and NT$1,452 (US$44), respectively. The Company did not pay any research and development expenses and the sales expenses to MegaChips for the year ended December 31, 2004.
l.	Accounts receivable from related parties as of December 31, 2004 and 2005 were listed as follows:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000

BC	95,443
MPI	29,447
FueTrek	4,836	—	—
Procomm	4,125	17,722	541
Raio	1,879	8,432	257
MegaChips	—	3,453	105
MegaChips LSI	—	570,814	17,403
MegaChips LSI Taiwan Branch	—	126,876	3,868
Others	—	188	6

Total	135,730	727,485	22,180
Less: Allowance for doubtful accounts	(3,444)	(20,390)	(622)

Net	132,286	707,095	21,558

m.	Other receivables from related parties as of December 31, 2004 and 2005 were listed as follows:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000

MegaChips LSI	—	49,911	1,522
Less: Allowance for doubtful accounts	—	(11,532)	(352)

Net	—	38,379	1,170

The other receivables were reclassified from the accounts receivable over the due dates.
n.   Payables to related parties as of December 31, 2004 and 2005 were listed as follows:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000

Ardentec	38,335	16,298	497
MPI	2,898	—	—
Tower	1,364	56,701	1,729
PCI	107	—	—
Others	72	6,414	195

Total	42,776	79,413	2,421

24. Commitments and Contingencies
As of December 31, 2005, the significant commitments and contingencies of the Company were as follows:
a.	Amount available under unused letters of credits was NT$17,959 (US$548).
b.  The Company’s significant construction and machinery contracts totaled approximately NT$1,857,463 (US$56,629). As of December 31, 2005, the Company has paid NT$1,607,005 (US$48,994) pursuant to these contracts. Future irrevocable payment is NT$250,459(US$7,636).

c.	MXIC leases parcels of land from the SPA located in HCSP. The lease term is from 1990 to 2022 and renewable at the Company’s option.

Future minimum payments under these irrevocable operating leases as of December 31, 2005 were as follows:

	Operating Leases
	NT$000	US$000

2006	69,348	2,114
2007	65,029	1,983
2008	65,029	1,983
2009	65,029	1,983
2010	65,029	1,983
2011	65,029	1,983
Thereafter	198,503	6,051

Total minimum lease payments	592,996	18,080

Rental expenses under the operating leases were NT$70,160, NT$73,221 and NT$78,267 (US$2,386) for the years ended December 31, 2003, 2004 and 2005, respectively.
d.	MXIC entered into an operating lease agreement of US$2,608 for R&D software. The lease term is from 2003 to 2006. The lease obligations shall be paid annually in four installments, starting from November 20, 2003 to April 20, 2006. As of December 31, 2005, the Company has paid US$2,131 pursuant to the agreements. Future irrevocable payment in 2006 is US$477.
e.	MXIC with Company A and Company B entered into the product royalty agreements for the terms from January 2002 to December 2006, and from January 2001 to December 2006, respectively. The total royalty fee was US$46,000 (NT$1,460,040). As of December 31, 2005, the Company has paid US$41,000 (US$1,344,800) pursuant to the agreements. Future irrevocable payment in total is US$5,000 (NT$164,000).
f.	MXIC and Company C entered into the product license agreement. The total license fee was US$2,907 (NT$95,350). As of December 31, 2005, the Company has paid the total license fee in full pursuant to the agreement. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the aforementioned agreement. For the year ended December 31, 2005, no royalty was paid to Company C as the licensed products had not been commercialized.
g.	MXIC and Company D entered into the technology agreement. As of December 31, 2005, the Company has paid the total license fee in full pursuant to the aforementioned agreement. Future running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the aforementioned agreement, the Company is required to prepay US$24,000 of running royalty. As of

December 31, 2005 US$24,000 has been paid. As of December 31, 2005, the unused running royalty was NT$629,538 (US$19,193), of which NT$135,364 (US$4,127) was recorded under prepaid expenses, while NT$494,174 (US$15,066) was recorded under deferred charges.

h.	In 2004, MXIC and Company D entered into two addendums to the aforementioned technology agreement with the agreed license fee of US$7,500 in the contract term. As of December 31, 2005, the Company has paid the license fee of US$1,250 and accrued the license fee of US$250. For the year ended December 31, 2005, no royalty was paid to Company D for the aforementioned addendums as the licenses products had not been commercialized.

i.	In August 1997, Atmel Corporation (“Atmel”) filed a complaint against MXA for infringement of Atmel’s patents No. 096 and 747. MXA applied for Motion for Summary Judgment for both patents. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patents. Based on the order, MXA had sought a ruling of invalidity of the 747 patents due to incorrect inventorship, and kept awaiting the Court’s decision. On May 14, 2003, the Court granted the Company’s Motion for Summary Judgment of invalidity of the 747 patent due to nonjoinder of co-inventor. Specifically, the Court’s Order found that all claims of the 747 patent were invalid for nonjoinder of a co-inventor. The Court has also granted the Company’s Motion for Summary Judgment against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. Both parties applied for summary judgment for infringement of the 096 patent. On February 23, 2004, the court revoked both parties’ summary judgments as the evidence was insufficient. However, the court’s explanation of inventorship was in favor of MXA. On April 16, 2004, MXA applied “Renewed Motion for Summary Judgment of Non-infringement” according to the court explanation of the patents’ scope. After Atmel applied the counterplea on May 26, 2004, MXA replied to Atmel’ counterplea on June 18, 2004. On September 9, 2004, Atmel and MXA reached a settlement that both parties agree to withdraw from the issue with no claim of loss reimbursement. The Court dismissed the case accordingly.

j.	On April 1, 2002, certain shareholders of Tower Semiconductor Ltd. (“Tower”) filed a lawsuit in U.S., naming Tower, several shareholders (including the Company), and Board members (including Miin Wu, one of the Board member and the Chairman of the Company) as defendants, alleging the defendants for violation of U.S. Securities Exchange Act of 1934 Section 14(a), Section 20(a) and Rule 14a-9. The Court overruled the alleging in August 19, 2004. One of the shareholders has further appealed. The Company believes it has meritorious defense to the case.

k.	The Company entered into an agreement with Tower Semiconductor Ltd. (“Tower”), an Israeli public company whose shares are quoted on the NASDAQ, to purchase silicon wafers to be manufactured by Tower (“Wafer”) in an amount of 25% of then available quarterly manufacturing capacity of a specified production line, after it passes qualification testing, but not more than 4,750 Wafer outs per month (the “Minimum Loading Obligation”) commencing on the date manufacturing on a specified production line commences and ending 12 months following the expected production date, the Minimum Loading Obligation shall, from the third quarter of the expected production date, be reduced by 950 wafer outs per month each quarter. The minimum Loading Obligations may be limited to 15% of Tower’s capacity before Tower proves to the Company that the one time programmable or multiple time programmable pass the production qualification. If the Company maintains specified levels of investment in Tower’s shares, the Company will receive favorable pricing terms on the first 3,800 wafers purchased each month until the contract expires in 2011. In conjunction with the foundry agreement, the Company entered into share purchase agreements in December 2000 with Tower whereby the Company agreed to invest US$75 million (NT$2,460 million) in Tower. Following an initial payment of US$20 million (NT$656 million) for 866,551 shares (US$11,215 or NT$367,852) and US$8,785 (NT$288,148) of prepaid credits made in January 2001, upon completion by Tower of certain milestones specified in the agreement, payments to Tower are made in five equal installments of US$11 million each. Upon satisfaction of each milestone, the Company is required to purchase 733,380 shares of Tower. Payments for the first milestone and the second milestone were made in March and April 2001, respectively. The Company acquired a total of 733,380 shares and increased its prepaid credit account by US$12,564 (NT$412,099) with the first two payments. The prepaid credit account is held on deposit with Tower. Pursuant to the terms applicable to the credits issued in connection with the various milestone payments, the prepaid credit account may be applied against wafer purchases by 7.5% to 15% of each wafer purchase amount. In addition, this account may in certain circumstances be applied towards the purchase of additional unregistered ordinary shares or credited against other amounts payable by the Company to Tower, including certain payments to be made by the Company and Tower under the SCM Waiver Agreement dated December 12, 2000 between the Company and Tower.

In 2001, the initial investment and the first and the second milestone payment were undertaken to a total amount of US$42,001 (NT$1,377,633), of which US$21,349 (NT$700,247) was reserved as prepaid credit for future wafer purchase. In September 2001, the Company utilized US$16 million (NT$525 million) of its prepaid credit account to purchase 1,255,848 Tower shares for US$12.75 (NT$418) per share.

On March 22, 2002, an amendment to the above-mentioned share purchase agreements was implemented. According to this amendment, the Company is required to make the third and fourth milestone payments no later than April 2002 and October 2002, respectively, without regard to whether each milestone is achieved. For 60% of each of the third and fourth milestone payment, Tower is required to issue shares based on the average closing price of Tower’s shares on the NASDAQ in the 30 trading days preceding the date of payments, provided, however, the average price per share shall not exceed US$12.50. (NT$410) For the remaining 40%, Tower is required to increase the Company’s prepayment account. Accordingly, the Company made the third and the forth milestone payment on April 23 and October 1, 2002, respectively. For these payments, the Company acquired 1,071,497 and 1,344,829 of Tower’s shares, respectively, at US$6.16 (NT$202) and US$4.908 (NT$161) per share, respectively, and aggregately increased its prepaid credit account by US$8,800. In addition, the Company participated in Tower’s shares offering on October 21, 2002 and acquired 660,000 shares at US$5 (NT$164) per share.

In February 2003, the board of Tower agreed to further amend the shares purchase agreement. The terms of the amendment require the payment of US$11,000 (NT$360,800) for the fifth and also the final milestone and this payment will be made in two installments. The first installment of approximately US$6,600 (NT$216,480) will be due five business days after the amendment is approved by Tower, the Company and certain shareholders of Tower; the second installment of approximately US$4,400 (NT$144,320) will be due five business days after Tower has raised additional funds equal to approximately US$22,000 (NT$721,600), referred to as the Minimum Financing. In addition, under the terms of the amendment, the Company is granted an option to convert all or a portion of its unused prepaid credit account associated with the fourth milestone payment in the aggregate amount of NT$304,524 into Tower’s unregistered shares based on the average closing price of Tower’s common shares during the 30 consecutive days preceding December 31, 2005. On May 16, 2003, the Company paid US$3,600 (NT$118,080) for the first installment, obtaining 1,206,839 shares of Tower’s at the price of US$2.983 (NT$98) per share. There was US$3,000 (NT$98,400) of the first installment remained unpaid as of June 30, 2003.

In November 2003, the Company agreed to amend the shares purchase agreement with Tower to, among other things, (a) advance the entire amount of the remaining fifth milestone payment of US$7,400 (NT$242,720), (b) defer the use of the Company’s wafer credits in Tower, and (c) extend the lock-up period for the Company’s Tower shares. Specifically,

(a)	The Company agreed to waive all terms of Tower’s milestones and advance to Tower in one aggregate lump sum the remaining portion of the first installment (US$3,000 or NT$98,400) and the entire second installment (US$4,400 or NT$144,320). With respect to the remaining portion of the first installment, the Company will be issued non-assessable ordinary shares equivalent to the aggregate of its remaining portion of the first installment divided by US$2.983 (NT$98). With respect to the second installment, the Company will be issued non-assessable ordinary shares equal to the second installment divided by the price per share in a certain public offering, provided, however, that such public offering is not consummated within 180 days from the date of the amendment, the Company will be issued non-assessable ordinary shares equal to the second installment divided by the average trading price for Tower’s shares during the 15 consecutive trading days preceding the payment of the second installment.

(b)	The Company agreed not to use wafer credits until January 1, 2007, except with respect to purchase orders issued before the date of the amendment utilizing wafer credits. However, the amendment provides an option for the Company to convert credits it would have otherwise been able to utilize per quarter into non-assessable ordinary shares of Tower. Unconverted credits will accrue interest at a rate per annum equal to three-month LIBOR plus 2.5% through December 31, 2007. Interest payments will be made quarterly and the aggregate principal amount of the unconverted credits will be repaid in one lump sum on December 31, 2007.

(c)	The Company agreed not to sell the Tower shares until January 29, 2006, except the Company may sell 30% of the Tower shares held by it as of January 29, 2004.

In December 2003, the Company advanced to Tower the remaining portion of the fifth milestone payment in the amount of US$4,400 (NT$144,320).

As of December 31, 2005, the Company owned approximately 13.11 % of Tower’s shares and held NT$463,726 or about US$14,138 of prepaid credit account. As of December 31, 2004 and 2005, the Company provided an allowance of US$14,138 (NT$46,726) and US$14,138(NT$46,726), respectively, for such prepaid credit account after assessing the impairment.

25.	Financial Instruments

The Company’s derivative financial instruments are entered into for hedging and trading purposes. The purposes of forward exchange contracts, option contracts and cross currency swaps for hedging purpose were to hedge exchange rate risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategies were to mitigate into market price risks. Derivative financial instruments selected for hedging purposes are reviewed and inversely correlated with the fluctuation of the fair value of derivatives hedges. Derivatives are evaluated periodically. In addition, the primary purposes of holding structured deposit contracts are to earn higher interest revenue within a fixed range of foreign exchange rates, while premium received from written option contracts is offset by that paid for purchased option contracts. To mitigate the credit risk associated with financial instruments, all the counter-parties of the contracts entered into by the Company are reputable global financial institutions.

For the years ended December 31, 2003, 2004 and 2005, the foreign exchange gains or losses resulted from the derivatives in aggregate were NT$236, NT$(13,442), and NT$9,061 (US$297,201), respectively.

As of December 31, 2004 and 2005, the details of outstanding derivatives were listed as follows:

a.	Forward exchange contracts

As of December 31, 2005, the Company did not have any outstanding forward exchange contracts. As of December 31, 2004, the outstanding forward exchange contract was listed as follows:

Maturity	Amount to Pay	Amount to Receive

2005.01.18	US$ 2,000	NT$ 64,624
2005.01.31	US$ 2,000	NT$ 63,828
2005.02.03	US$ 2,000	NT$ 63,946

Total	US$ 6,000	NT$ 192,398

The receivable from forward exchange contracts was recorded as other receivables under current assets.
As of December 31, 2004 and 2005, the net receivables or payables resulted from forward exchange contracts were listed as follows:

	As of December 31
	2004		2005
	NT$	NT$	US$
Receivable from forward exchange contracts	192,398	—	—
Payables from forward exchange contracts	(190,260)	—	—
Premium for forward exchange contracts	304	—	—

Net Receivables (Payables) from forward exchange contracts	2,442	—	—

The net exchange (gains) or losses arising from forward exchange contracts for the years ended December 31, 2003, 2004 and 2005 were NT$0, NT$11,695 and NT$(11,851) (US$388,713), respectively.

b.	Option contracts

As of December 31, 2005, the Company did not have any outstanding foreign currency option contracts. As of December 31, 2004, the outstanding foreign currency option contracts were listed as follows:

		Purchase		Sale
Transaction Type	Settlement Date	Amount		Amount

Sell	2005.01.10	NT$	50,550	US$	1,500
Sell	2005.01.10	US$	1,500	NT$	47,700

	Total	NT$	50,550	US$	1,500
		US$	1,500	NT$	47,700

The gains or losses resulted from the foreign currency option contracts were recorded as the non-operation income or losses when the option contracts were exercised. For the year ended December 31 2003, 2004 and 2005, the (gains) or losses recorded upon exercise of the foreign currency option contracts were NT$(311), NT$1,503 and NT$0, respectively.

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

As of December 31, 2004 and 2005, the Company did not have any outstanding cross currency and interest rate swap contracts. The gains or losses resulted from the cross currency and interest rate swaps were recorded as the non-operating income or losses. For the year ended December 31, 2003, 2004 and 2005, the gains or losses from cross currency and interest rate swaps were NT$(20,220), NT$0 and NT$0, respectively.

d.	Structured deposits

The Company entered into certain structured deposits, or dual currency deposits, to earn higher interest rates, but they exposed the Company to foreign exchange risk. The Company placed deposits with certain financial institutions, which entitled the Company to earn interest rates in excess of the market rates for a “basic” deposit. However, the financial institutions have the option to settle the deposit and accrued interest in the original currency or settle the deposit and accrued interest with an alternative currency other than the original currency. The conversion rate is stated in the contracts. These contracts are entered into for hedging purposes.

As of December 31, 2004 and 2005, the Company did not have any outstanding structure deposits. The gains or losses resulted from the structure notes were recorded as the non-operating income or losses. For the year ended December 31, 2003, 2004 and 2005, the (gains) or losses from structure notes NT$(20,296), NT$(3,249) and NT$2,790, respectively.

e.	Transaction Risk
i)	Credit risk: Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The counter-parties to the foregoing derivative financial instruments are the reputable financial institutions. The Company believes its exposure related to the potential default by the counter-parties is minimized.

ii)	Market price risk: All derivatives are intended to hedge for fluctuation in foreign exchange rates and interest rates. The Company believes the market price risk related to the derivatives is minimal as gains or losses from the derivative contracts for hedging purpose are likely to be offset by gains or losses from the underlying assets and liabilities denominated in foreign currencies.

iii)	Cash flow risk: The Company has sufficient Japanese and US dollar assets to meet the cash requirements for the future needs. Further, there will be corresponding cash inflow for the cash outflow. The Company believes the cash flow risk related to the derivative contracts is minimal.
f.	Fair values of the financial instruments were listed as follows:

	As of December 31
	2004		2005
	Carrying amount	Fair value	Carrying amount		Fair value
	NT$000	NT$000	NT$000	US$000	NT$000	US$000
Non-Derivatives
Cash and cash equivalents	10,115,688	10,115,688	11,133,620	339,440	11,133,620	339,440
Short-term investments	918,040	934,197	—	—	—	—
Long-term investments	1,620,465	2,036,402	1,226,753	37,401	2,497,109	76,131
Short-term debts and notes	(2,996,778)	(2,996,778)	(1,893,754)	(57,736)	(1,893,754)	(57,736)
Long-term debts	(12,509,507)	(12,550,359)	(10,413,038)	(317,470)	(10,451,654)	(318,648)
Credit balance of long term equity investments	—	—	(29,838)	(910)	(29,838)	(910)
Derivatives
Forward	—	1,477	—	—	—	—
Options	—	(165)	—	—	—	—

     The fair value of financial instruments were determined as follows:
i)	The fair value of the Company’s short-term financial instruments was based on the book value of the instruments at the report date due to the short maturities. The aforementioned short-term financial instruments included cash and cash equivalents, restricted cash, receivables, payables, short-term debts and notes.

ii)	The fair value of the Company’s marketable securities was based on the market price of the marketable securities at the reporting date when the market price is available. If there is no market price for the marketable securities, the fair value of the Company’s marketable securities was based on the financial or other related information available.

iii)	The fair value of the Company’s long-term debts included current portion bearing variable interest rates was estimated using the book value of the debt at the report date.
g.	Derivatives

On May 5, 1998, the Company issued convertible debentures in an aggregate principal amount of US$150,000 (NT$4,761,000), which were privately placed with a financial institution. A wholly owned subsidiary (the “Subsidiary”) of the Company subsequently entered into a call option contract with the financial institution, the underlying reference being the convertible debentures. The terms of the contract provided that the notional amount of US$150,000 (NT$4,761,000) is divided into fifteen options and the Subsidiary is entitled to exercise the options separately, at the discretion of the Subsidiary during the life of the contract, but at a minimum number of two and a maximum number fifteen. The Company simultaneously entered into currency swaps, based on the notional amount of the debt, converting Japanese Yen was combined into one contract. The Subsidiary exercised two options and five options on January 22, 2000 and June 26, 2000, respectively. In April 2003, the Company settled the remaining eight options by paying US$13,147 (NT$417,286). The related settlement gain was US$1,207 (NT$38,310).

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

26.	Segment Information

The Company operates predominantly in one industry segment, the design, manufacturing, and supply of integrated circuits. The Company’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

The geographic Information was listed as follows:

2003	Domestic	Others	Elimination	Consolidated
	NT$000	NT$000	NT$000	NT$000
Sales to unaffiliated customers	15,799,829	1,912,358	—	17,712,187
Sales between geographic areas	1,782,732	391,747	(2,174,479)	—

Net Sales	17,582,561	2,304,105	(2,174,479)	17,712,187

Operating income (loss), including other expenses	(7,289,636)	(1,198,463)	1,285,113	(7,202,986)

Interest revenue				103,847
Interest expense				(1,077,898)

Income before taxes				(8,177,037)
Tax expense				(21,027)
Minority interest				319

Net loss				(8,197,745)

Identifiable assets	57,769,932	6,288,840	(4,140,075)	59,918,697

Capital expenditures	1,598,526	7,522	—	1,606,048

Depreciation and amortization	9,278,878	10,553	(2,420)	9,287,011

2004	Domestic	Others	Elimination	Consolidated
	NT$000	NT$000	NT$000	NT$000
Sales to Unaffiliated Customers	18,485,417	4,894,306	—	23,379,723
Sales between geographic areas	4,515,956	13,793	(4,529,749)	—

Net Sales	23,001,373	4,908,099	(4,529,749)	23,379,723

Operating income (loss) including other expenses	561,410	168,718	99,471	829,599
Interest revenue				101,646
Interest expense				(684,105)

Income before taxes				247,140
Tax expense				(34,781)
Minority interest				5,333

Net income				217,692

Identifiable assets	52,401,768	4,492,353	(2,498,445)	54,395,676

Capital expenditures	2,551,655	2,838	—	2,554,493

Depreciation and Amortization	7,557,032	7,562	(2,434)	7,562,160

2005	Domestic	Asia	Others	Elimination	Consolidated
	NT$000	NT$000	NT$000	NT$000	NT$000
Sales to unaffiliated Customers	15,440,265	1,928,043	1,539,828	—	18,908,136
Sales between geographic areas	3,445,552	—	—	(3,445,552)	—

Net Sales	18,885,817	1,928,043	1,539,828	(3,417,261)	18,908,136

Operating income (loss) including other expenses	(7,197,081)	46,596	(2,240,903)	2,786,667	(6,604,721)
Interest revenue					99,860
Interest expense					(377,261)

Income before taxes					(6,882,122)
Tax expense					(215,414)
Minority interest					70,347

Net income					(7,027,189)

Identifiable assets	21,877,132	363,210	991,301	(548,725)	22,682,918

Capital expenditures	1,578,868	7,327	8,868	—	1,595,063

Depreciation and amortization	7,251,710	4,601	3,670	(7,448)	7,252,533

     Major customers
     Revenues from customers representing over 10% of total net sales were listed as follows:

	For the year ended December 31
	2003		2004		2005
	NT$000%		NT$000%		NT$000%		US$00
Customers
Nintendo	4,256,764	24.03	5,239,963	22.41	5,574,616	29.48	169,958

     Exports
The Company’s export sales accounted for 68.94%, 66.47% and 70.24% of total net sales for the years ended December 31, 2003, 2004 and 2005, respectively.
     Export sales from the R.O.C. were listed as follows:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Japan	7,269,548	8,363,806	7,706,521	234,955
Singapore and Hong Kong	3,487,250	5,119,396	4,076,395	124,280
United States	823,145	980,911	629,235	19,184
Europe	453,641	1,077,416	888,687	27,094

Total	12,033,584	15,541,529	13,300,838	405,513

Products
The Company’s principal products and services consist of memory products, SOC products and services, and multimedia products. The following table sets forth the amounts of total net sales revenue from external customers represented by these products for the years ended on December 31, 2003, 2004 and 2005:

	For the year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
ROM	7,463,464	8,372,758	8,712,060	265,611
Flash	5,810,494	10,714,857	6,870,378	209,463
SMS*	2,359,687	1,732,539	1,661,678	50,661
SLC**	1,286,807	1,786,711	1,191,553	36,328
EPROM	303,519	162,573	16,883	515
Others	488,216	610,285	455,584	13,890

Total net sales Revenue	17,712,187	23,379,723	18,908,136	576,468

*	SMS (Strategic Manufacturing Service) refers to value added service of memory and wafer manufacturing to strategic alliance.

**	SLC (Systematic Logic Chip) refers Logic and Core SOC products.
27.	Other Disclosures

a.	Significant Subsequent Events

The Company’s shareholders approved and authorized in the Special Shareholder’s Meeting (“SSM”), held on November 16, 2005, the Company’s BOD to cancel 2,079,474,542 common shares at the amount of NT$20,795 million. On February 7, 2006, the Company’s BOD resolved to issue, by private placement, 100,000 common shares at the discount price of NT$8.07 per share. The record dates for cancellation and issuance of common shares were February 16, 2006 and February 17, 2006, respectively. As of April 21, 2006, the registration has been completed.

On January 18, 2006, the Company’s BOD resolved to sell the FAB III building with the clean room and adjunctive facilities to Powerchip Semiconductor Corporation at the amount of NT$5,300 million.

On February 7, 2006, the Company’s BOD resolved to issue 691,000 units of employee stock options as the 4th issuance under 2005 Plan. The grant date of the issuance was set on February 7, 2006 with the exercise price at the amount of NT$5.72 per unit.

On March 7, 2006, Spansion, Inc. filed an action against Macronix International Co., LTD. and Macronix America Inc. in the U.S. District Court for the Northern District of California (Case No. C 06-1733 MJJ). The original Complaint asserted causes of action for false advertising, trademark dilution and unfair competition. The Complaint further sought $100 million in enhanced damages, attorneys’ fees, and injunctive relief. On May 19, 2006, Spansion filed a First Amended Complaint alleging an additional claim for copyright infringement. All claims asserted by Spansion arise out of the comparative advertising and marketing of the Macronix NBit™ flash memory chips. On June 5, 2006, Macronix International and Macronix America filed Answers to the first Amended Complaint denying the allegations of the First Amended Complaint and asserting a number of affirmative defenses. A Case Management Conference was held on June 13, 2006, and the trial date was set on April 16, 2007. The parties are currently in the beginning stages of discovery. Macronix International and Macronix America deny any liability to Spansion and intend to vigorously defend the action. The management considered the outcome of the judgment on and the expenditures from the lawsuit to be quite uncertain. Therefore, no provision was made for any losses that may arise on the lawsuit.

b.	Significant Disaster Losses

No significant disasters occurred during the year ended December 31, 2005.

28.	Summary of Significant Differences between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America (Restated)
Subsequent to the filing of our initial consolidated financial statements on Form 20-F for the year ended December 31, 2004 and through the process of addressing financial statement comments raised by the US SEC, we noted that certain US GAAP financial information as disclosed in Note 22 to our previously issued financial statements were miscalculated for the years ended December 31, 2002, 2003 and 2004. The Company restated the consolidated financial statements pursuant to US GAAP for a convertible bond which contains embedded derivatives which were previously inappropriately accounted for as a convertible bond with a beneficial conversion feature. The error resulted in an overstatement/(understatement) to US GAAP net loss of NT$167 million, NT$850 million and NT$(40) million for the years ended December 31, 2002, 2003 and 2004, respectively.
The effects arising from the amendments to the consolidated financial statements under US GAAP are summarized as follows:

	As of December 31, 2002
(In million NT dollars)	As reported	Restatement	As restated
Shareholders’ equity	28,351	167	28,518

	For the year ended December 31, 2003
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Loss	8,877	(850)	8,027
Basic loss per share (in dollars)	2.28	(0.22)	2.06
Diluted loss per share (in dollars)	2.28	(0.22)	2.06
Basic loss per share with reverse stock split retroactively adjusted (in dollars)	3.91	(0.38)	3.53
Diluted loss per share with reverse stock split retroactively adjusted (in dollars)	3.91	(0.38)	3.53

	As of December 31, 2003
(In million NT dollars)	As reported	Restatement	As restated
Shareholders’ equity	28,195	(46)	28,149

	For the year ended December 31, 2004
(In million NT dollars, except per share amounts)	As reported	Restatement	As restated
Net Loss	429	40	469
Basic loss per share (in dollars)	0.09	0.01	0.10
Diluted loss per share (in dollars)	0.09	0.01	0.10
Basic loss per share with reverse stock split retroactively adjusted (in dollars)	0.15	0.02	0.17
Diluted loss per share with reverse stock split retroactively adjusted (in dollars)	0.15	0.02	0.17

	As of December 31, 2004
(In million NT dollars)	As reported	Restatement	As restated
Shareholders’ equity	32,760	(5)	32,755

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“R.O.C. GAAP”) that differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Reclassification of time deposits

Under R.O.C GAAP, cash and cash equivalents include time deposits regardless of original maturity. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of 3 months or less. Therefore, time deposits with original maturities of more than 3 months would not be considered cash and cash equivalents under U.S. GAAP. As of December 31, 2005 and 2004, time deposits with original maturities of more than 3 months amounted to NT$1,520 million (US$46.3 million) and NT$0, respectively.

b.	Marketable Securities

Under R.O.C. GAAP, the Company carries the short-term marketable equity securities at the lower of aggregate cost or market value. The unrealized losses of short-term marketable equity securities are recorded as investment losses in the statement of operations, while unrealized gains of short-term marketable equity securities are not recognized. The Company carries the long-term marketable equity securities at the lower of aggregate cost or market value if market price is available. The unrealized losses of long-term marketable equity securities are reported as a deduction of shareholders’ equity, while the unrealized gains are not recognized. Until January 1, 2005, the Company does not evaluate the marketable equity securities for an other-than-temporary decline in value since the evaluation is not specifically required under R.O.C. GAAP. The Company’s policy is to account for all unrealized losses on long-term investments as a charge to shareholders’ equity. Beginning January 1, 2005, the Company is required by ROC GAAP SFAS No.35 to evaluate holding assets for any indication of impairment. If there is an indication that an asset may be impaired, the Company is required to estimate the recoverable amount of assets and to record impairment loss when the carrying value is less than the recoverable amount of the assets. Subsequent reversal of an impairment loss is allowed when any indication of the impairment loss recognized in the prior years may no longer exist.

Under U.S. GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profits are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings of the current period. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other-than-temporary are recorded in earnings for both available-for-sales and held to maturity securities. The Company did not have any investments classified as trading securities or held-to-maturity securities during the periods presented.

Under U.S. GAAP, the available-for-sale securities as of December 31, 2004 and 2005 were as follows:

	As of December 31
	2004		2005
	Market value	Cost	Market value		Cost
	NT$000	NT$000	NT$000	US$000	NT$000	US$000
Classified as short-term investments:
Open-end mutual funds, marketable securities	904,190	901,871	—	—	—	—
Equity securities	31,660	16,169	—	—	—	—

Subtotal of short-term investments	935,850	918,040	—	—	—	—

Classified as long-term investments:
Equity securities	1,049,921	719,296	2,245,220	68,452	747,019	22,775

Realized gains from sale of securities classified as available-for-sale for the years ended December 31, 2003, 2004 and 2005 were NT$111,957, NT$243,497 and NT$531,378 (US$16,201), respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.
The following table shows the gross unrealized losses and fair value of the Company’s investment with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, on December 31, 2005:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss

Classified as short-term investments:
Open-end mutual funds, marketable securities	—	—	—	—	—	—
Equity securities
Classified as long-term investments:
Equity securities	—	—	—	—	—	—

The Company accounts for the investments either on the cost basis or equity basis. The Company regularly reviews its cost and equity investments to determine whether a significant event or changes in circumstances has occurred that may have an adverse effect on the fair value of the each investment. In the event a decline in fair value of an investment is determined, the Company will evaluate if the decline in value is other than temporary.

The Company generally considers its investments to be strategic and long-term in nature, so the Company will evaluate if the fair value decline is recoverable within a reasonable period of time. For investments accounted for using cost or equity method of accounting, the Company evaluates fair value based on specific information available. Factors indicative of other-than-temporary decline include, but are not limited to, recurring operating losses, credit defaults and subsequent rounds of financing with pricing that is below the cost basis of the investment. The Company considered all available quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value. The Company generally believes when the fair value of an investment is below the carrying value for six consecutive months, a rebuttable presumption exists that such decline is other than temporary.

As of December 31, 2005, the market price of Tower of US$1.45 was significantly below our average cost basis of US$2.26 for a prolonged period of time without indicators of a near-term recovery. Accordingly, the Company concluded the decline in the market value of Tower’s shares was other-than-temporary. On a U.S. GAAP basis, an impairment charge of NT$210,843(US$6,428) was recognized, based on the difference between Tower’s market price of US$1.45 per share and average cost of Tower’s share of US$2.26 per share on December 31, 2005. An other-than-temporary impairment from decline in the market value of Tower’s shares of NT$0 and NT$447,995 was recognised, in 2003 and 2004, respectively.

The aggregate cost of the Company’s cost method investments totaled NT$324,200 as of December 31, 2005 and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

c.	Purchase accounting

Under ROC GAAP SFAS No. 5, when an investor purchased newly issued shares from an investee such that its holding interest on the investee increases after the purchase, the investor shall book the difference between net assets acquired and purchase consideration as an equity adjustment. When allocating net assets acquired, ROC GAAP did not provide guidance over recognition of intangible assets.

Under US GAAP SFAS No. 141, “Business Combinations”, Goodwill arises when purchase consideration exceeds net assets acquired. In addition, Statement 141 requires that intangible assets be recorded apart from goodwill if they meet one of the criteria established in Statement 141 (i.e., either the contractual-legal criterion or the separability criterion.

In September 2005, the Company purchased additional shares from its then equity investee, Biomorphic Microsystems Corporation (Biomorphic), and increased its holding interest on Biomorphic from 30.08% to 54.77%. The transaction leads to an adjustment to equity of NT$147,894 under ROC GAAP.

The Company is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of purchase price is subject to change. The Company’s goodwill under US GAAP is currently valued at NT$147,894 for US GAAP purposes but is subject to change from the allocation of the purchase price.

d.	Goodwill impairment

Under R.O.C. GAAP, the Company recorded the excess of the investment cost over the fair value of acquired net assets as goodwill and amortizes the goodwill over 5 to 20 years. Effective January 1, 2005, the Company reviews goodwill for impairment whenever an event occurs or circumstances change to reduce the fair value of goodwill below its carrying amount.

Effective January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” and ceased amortization of goodwill which is now assessed for impairment annually or more frequently if impairment indicators arise. Statement 142 requires that all goodwill be assigned to one or more reporting units as of the acquisition date. The Biomorphic goodwill has, however, not yet been allocated to a reporting unit as of December 31, 2005, because the allocation of purchase price is not finalized

e.	Impairment of long-term assets

Under R.O.C. GAAP SFAS No. 35, effective January 1, 2005 the Company is required to recognize an impairment loss when there is an indication that the carrying amount of an asset or an asset group is not recoverable from the expected future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. In addition, ROC GAAP SFAS No. 35 requires an asset to be assessed for impairment individually when an indication of impairment exists for the individual asset.

Under U.S. GAAP SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and an impairment loss is measured as the difference between fair value and carrying amount of the asset or group of assets. The impairment losses are recorded in current period earnings and cannot be reversed subsequently. Long-lived assets (excluding goodwill and other indefinite-lived assets effective January 1, 2002) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP SFAS No. 144 requires a company to group its assets at the lowest level of identifiable cash flows for determining possible impairment.

In 2005 the Company has two assets where indicators of impairment exist and are required to be assessed for impairment individually, and the Company wrote-off a total of NT$901M impairment loss under R.O.C. GAAP. Under US GAAP such assets are either grouped or considered entity-wide assets and are evaluated for impairment as part of the group compared with the group’s expected future cash flows. No impairment under US GAAP is required and the Company reversed the impairment loss under US GAAP.

f.	Pension benefits

As permitted under R.O.C. GAAP, prior to 1996, the pension expense recorded by the Company in connection with its defined benefit plans was based on the amount of the contributions made by the Company to the pension plans required by government regulations. In 1996, the Company adopted R.O.C. SFAS No. 18 that is similar in many respects to U.S. SFAS No. 87, “Employer’s Accounting for Pensions”.

U.S. SFAS No. 87, “Employer’s Accounting for Pensions” requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis. The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation pension expense and is allocated directly to equity. The Company believes the amount of the transition obligation is insignificant.

g.	Derivative Financial instruments

Under R.O.C. GAAP, foreign currency forward contracts are accounted for in a manner similar to the requirement under U.S. SFAS No. 52. All other derivative financial instruments are recorded based upon the accounting policies stated in Note 2.

Differences between R.O.C. GAAP and U.S. GAAP in accounting for derivative financial instruments were listed as follows:

Currency option contracts

Under R.O.C. GAAP, the Company recorded gains or losses from the currency option contracts upon settlement. Effective in October 2004, the Company complied with R.O.C. SFAS No. 32, “The Accounting Treatment of Foreign Exchange Option Contracts Before the Effectiveness of Financial Accounting Standards No. 34”, issued by the ARDF, and accounted for the option at the fair values on the balance sheet date with the differences recorded in the net income.

Under U.S. GAAP, the Company is required to record the gains or losses resulted from the difference of the fair value at the balance sheet dates for the option contracts that do not qualify for hedge accounting. The option contracts entered into by the Company did not qualify as hedges for financial reporting purpose under U.S. GAAP; therefore, the Company carried the option contracts at the fair value and recorded the gain or losses resulting from the changes in fair value at the balance sheet dates.

Structured deposits

Under R.O.C. GAAP, the Company recorded the interest on the structure deposits on the accrual basis. The gains and losses arising from the settlement of the structure deposit contracts are recorded in the statement of operations.

Under U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company is required to recognize the derivatives including embedded derivatives not qualifying for hedge accounting at fair value on the balance sheet with the difference recognized as gains or losses in the statement of operation. Subsequent to December 31, 2000, none of the Company’s derivatives contracts qualified for hedges purpose under U.S. GAAP.

h.	Convertible bonds

Under ROC GAAP, when convertible bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized to the statement of income by using the effective interest rate method. If the convertible bonds contain a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock is recorded to capital reserve. No gain or loss is recognized. Effective from January 1, 2006, ROC SFAS No. 34 and ROC SFAS No. 36, “Financial Statement Presentation and Disclosure of Financial Instruments” (“ROC SFAS 36”) require derivative embedded in hybrid instrument, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.

The Company issued certain convertible debt instruments that contained embedded derivatives based upon the features set in the convertible bond contracts. Under R.O.C. GAAP, there is no accounting guidance specific to the embedded derivatives and beneficial conversion features. The Company accounted for the convertible bonds with the aforementioned features in the manner similar to the conventional bonds without the aforementioned features.

Under U.S. GAAP, the Company considered whether the convertible bonds contain embedded derivative features using the guidance provided in U.S. SFAS No. 133. Convertible bonds with premium put options contain embedded derivatives subject to bifurcation in accordance with EITF 85-29.

To the extent the embedded derivatives are determined to exist, the embedded derivatives are bifurcated and accounted for in accordance with SFAS No. 133. If there are no embedded derivatives present, the Company then considers whether there are beneficial conversion features. To the extent the beneficial conversion features exist, the Company would account for the beneficial conversion features in accordance with EITF 98-5 and EITF 00-27.

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

All convertible bonds outstanding as of December 31, 2003, 2004 and 2005 contained embedded derivatives features that require bifurcation in accordance with SFAS No. 133 and the Company bifurcated the embedded derivatives from the host contracts for these convertible bonds. The host bond contract was then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method. The net difference between R.O.C. GAAP and U.S. GAAP represents 1) change in fair value of embedded derivatives, and 2) difference between accretion period under both GAAP, and premium or discounts subject to accretion under both GAAP.

i.	Stock appreciation rights

R.O.C. GAAP has no specific accounting provisions for Stock Appreciation Rights (“SAR”) plans and the Company only recognizes compensation expense for SAR to the extent it is not covered by the gain on the derivative financial instruments intended to fund the costs of the SAR. The Company allocates a portion of the gains or losses from a derivative contract designated as a hedge of the SAR program for R.O.C. GAAP purposes by correlating the number of shares in the SAR plan that have vested with a number of shares referenced in the derivative contract. The Company records gains or losses on the portion of the derivative contract related to the SAR based on the difference between the strike price in the derivative contract and the employees’ exercise price. Under R.O.C. GAAP basis the derivative contract related to the SAR in now accounted for as a derivative contract not held for hedging and that therefore the U.S. GAAP differences for derivatives now include any differences related to the SAR contract.

U.S. GAAP requires the Company to account for its stock appreciation rights granted to employees in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” Under APB 25, the Company recognizes compensation expense for the plan based on the amount by which the quoted market value of the shares of the Company’s stock covered by the grant exceeds the exercise price of the rights. Compensation is accrued as a charge to expense over the vesting period based on current market values of the SAR at the end of each period. As of December 31, 2003, all shares under SAR totaling 72,208,948 were expired and cancelled.

j.	Employees’ stock option plans

Under R.O.C. GAAP, there were no specific regulations with respect to the accounting for stock options prior to 2004. Effective January 1, 2004, the Company is required to use either the fair value method or the intrinsic value method to account for the employees’ stock option plan. Under the fair value method, stock options are stated on the fair value calculated by pricing models such as Black-Scholes or binomial model. Under the intrinsic value method, stock options are recorded by the excess of the market price of the underlying shares at the grant date over the exercise price of the stock option. The fair value method is encouraged but not required. If the intrinsic value is used, the Company is required to disclose pro-forma net income and earnings per share assuming the fair value method is used. The Company chose the intrinsic value method to account for the employees’ stock option plans. Under R.O.C. GAAP, no compensation expense was recognized for the year ended December 31, 2003, 2004 and 2005.

Under U.S. GAAP, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations to account for the employees’ stock option plans. Under U.S. APB Opinion No. 25 and its related interpretations, the Company is required to record the compensation expense over the vesting period based on the difference between the exercise price and the current market price at the end of each period. The Company did not record any compensation expense on the U.S. GAAP basis as the exercise price of the stock options was equal to the market price of the underlying common stock on the grant date.

Under U.S. SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company is required to disclose the pro forma information regarding the options granted to the employees as if the fair value method has been applied.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the vesting period. For the year ended December 31, 2003, 2004 and 2005, the compensation expense recognized under fair value method would have been NT$84,913, NT$338,091 and NT$513,301, respectively. The Company’s pro-forma information is as follows:

	For the year ended December 31
	2003 (Restated)	2004 (Restated)	2005
	NT$000	NT$000	NT$000	US$000
Net income (loss) under U.S. GAAP	(8,026,653)	(468,884)	(4,635,555)	(141,328)
Total compensation expense of employees’ stock options	(84,913)	(338,091)	(513,301)	(15,650)

Pro forma net income (loss)	(8,111,566)	(806,975)	(5,148,856)	(156,978)

     The pro-forma of EPS for the Company was as follows:

	For the year ended December 31
	2003 (Restated)	2004 (Restated)	2005
	NT$	NT$	NT$	US$
As reported
Basic EPS	(3.53)	(0.17)	(1.59)	(0.05)

Diluted EPS	(3.53)	(0.17)	(1.59)	(0.05)

Pro forma
Basic EPS	(3.57)	(0.29)	(1.77)	(0.05)

Diluted EPS	(3.57)	(0.29)	(1.77)	(0.05)

A summary of the Company’s stock option activity and related information for the years ended December 31, 2004 and 2005 is as follows:

	As of December 31, 2004		As of December 31, 2005
				Weighted-Average
	Options	Weighted-Average	Options	Exercise
	(in thousand)	Exercise Price	(in thousand)	Price
Outstanding-beginning of year	290,300	9.31	432,779	11.21
Granted	195,768	14.18	204,909	5.87
Exercised	—	—	—	—
Forfeited	(53,289)	10.83	(39,126)	10.75

Outstanding-end of year	432,779	11.21	598,562	9.42

Weighted-average fair value of options granted for the year ended December 31, 2004 and 2005 was NT$6.59 and NT$2.55 per unit, respectively. The weighted average remaining contractual life of those options for the year ended December 31, 2004 and 2005 is 5.29 years and 4.32 years, respectively.

k.	Purchase and Sale of the Company’s Own Shares

Under R.O.C. GAAP, the net gains or losses resulting from the purchase and sale of the Company’s own shares for trading purposes are recorded as non-operating income or losses in the statements of operations. Effective January 1, 2002, purchases or sales of the Company’s own shares are treated as treasury stock transactions.

U.S. GAAP requires that if the Company acquires shares of its own capital stock for purposes other than retirement, the cost of the acquired stock should be shown separately as a deduction from the total of capital stock, additional paid-in capital, and retained earnings, or accorded the accounting treatment appropriate for retired stock. Gains on sales of the repurchased stock not previously accounted for as constructively retired should be credited to additional paid-in capital; losses should be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise the losses are charged to retained earnings.

l.	Reclassification of Capital Account to Accumulated Deficit

Under R.O.C. GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to accumulated deficit.

Under U.S. GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. For the year ended December 31, 2003 and 2005, the Company reclassified NT$2,630,621 and NT$315,704 of its additional paid-in capital to accumulated deficit account, respectively. Under U.S. GAAP, this reclassification is reversed.

m.	Rights issues and earnings per share

Under R.O.C. GAAP, the portion of rights issues that are offered to employees contain a bonus element, basic and diluted EPS shall be adjusted retroactively for the bonus element for all periods presented. However, under U.S. GAAP, such retroactive adjustment is required for all rights issues containing bonus element, regardless whether the rights issuance is offered to employees or existing shareholders.

Under U.S. GAAP, earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for any stock dividends and stock splits issued subsequently. Other shares issued from un-appropriated earnings, such as stock bonus to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence. Earnings per equivalent American Depository Share (“ADS”) are calculated by multiplying earnings per share by 10 since one ADS represents 10 common shares. Under U.S. GAAP, Earnings per share after retroactively adjusted by the capital reduction was NT$(3.53), NT$(0.17) and NT$(1.59) for the year ended December 31, 2003, 2004 and 2005, respectively.

The number of weighted average shares outstanding under U.S. GAAP is presented below:

	For the year ended December 31
	2003	2004	2005
Number of common shares outstanding on January 1	2,154,648,056	2,585,997,762	2,939,170,325
Weighted average number of treasury stock	(3,515,795)	(3,515,795)	(3,515,795)
Cancellation of treasury stock	(23,348,539)	(23,348,539)	(23,348,539)
Bonds converted to common for the years ended December 31, 2003 (263,975,068 shares)	78,269,103	—	—
Issuance of common shares for cash on November 11, 2003 (475,000,000 shares*51/365)	38,740,984	—	—
Issuance of 525,000,000 common shares for Global Depositary Shares on April 5, 2004	—	226,906,653	—
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	—	35,997,545	—
Retroactive adjustment for bonus element included in the rights offering on November 3, 2003 (1.2462%)	27,491,830	—	—

Basic and dilutive weighted-average number of shares	2,272,285,639	2,822,037,626	2,912,305,991

Note: all shares presented above have been retroactively adjusted for the capital reduction effect as discussed under footnote 19 and 27a.

n.	Inventory cost basis

Under ROC GAAP, it is allowed to subsequently reverse inventory reserve and recognize a gain even when said inventory is not sold yet. Under US GAAP, ARB43 requires that when inventory is written down below cost, such reduced amount is to be considered the cost for subsequent accounting purposes. SEC Topic 5BB further states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

o.	Plant capacity variances

As permitted under R.O.C. GAAP, all plant capacity expense variances can either be charged to the statement of operations or allocated between cost of goods sold and inventory using an appropriate allocation method. The Company’s policy is to expense such variances.

Under U.S. GAAP, such plant capacity variances can only be allocated between cost of goods sold and inventory. This has resulted in additional inventory allowances by NT$740,416, NT$24,823 and NT$28,144 as of December 31, 2003, 2004 and 2005, respectively.

p.	Gross profit and operating income

Under R.O.C. GAAP, a number of operating income and expenses are presented under the non-operating income/expenses in the statement of operations, including the government subsidies for research and development, inventory loss provision, allowance for prepaid expenses and the reversal of bad debt expense. Under U.S. GAAP, the government subsidies for research and development, allowance for prepaid expenses and the reversal of bad debt expense are included in operating income. The inventory loss provision is included in the gross profit.

q.	Employee bonuses

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

r.	Research and Development Expense

Under R.O.C. GAAP, the Company recorded royalty expenses as the research and development expense in operating expenses. Under U.S. GAAP, the Company stated the royalty expenses as selling expenses or administrative expenses, based upon the nature of the royalty expenses. Accordingly, U.S. GAAP basis research and development expenses were NT$2,535,259 in 2003, NT$2,418,208 in 2004 and NT$2,784,483 (US$84,893) in 2005.

s.	10% tax on undistributed earnings

Under R.O.C. Tax Law, the undistributed earnings generated after 1997 are subject to a 10% tax. Under R.O.C. GAAP, the Company recorded the 10% tax on undistributed earnings in the year of shareholders’ approval on the retained earnings.

Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the “Task Force”) concluded that, in accordance with Emerging Issues Task Force (“EITF”) 95-10, “Accounting for Tax Credits Related to Dividends in Accordance with U.S. SFAS No. 109”, the 10% tax on undistributed earnings shall be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. The U.S. GAAP policy had no effect on the income tax expenses for the year ended December 31, 2003, 2004 and 2005 as the Company had the net losses for tax purpose in the respective year.

Under U.S. GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under U.S. GAAP, the Company’s valuation allowance for deferred tax assets was NT$10,302,448 and NT$12,096,445 as of December 31, 2004 and 2005, respectively.

t.	Consolidated entities

R.O.C. SFAS No.7 requires a company to consolidate all investees that a company has a controlling interest in. Such control can be established by the company’s majority representation in the Board of Directors even if a company does not have a controlling financial interest through direct or indirect ownership of a majority voting interests.

Under U.S. GAAP, a company is required to consolidate all investees in which a company has a controlling financial interest through direct or indirect ownership of a majority voting interest. A company would not have a controlling financial interest in its investee by majority representation in the Board of Directors alone. Magic Pixel Inc. was consolidated by the Company in 2005 under R.O.C. GAAP. The Company did not have a controlling financial interest in Magic Pixel Inc. and it should not be consolidated under U.S. GAPP. The deconsolidation of Magic Pixel Inc. resulted in a reduction in cash and cash equivalents of NT$183,278 and revenues of NT$33,699.

Change in capital structure

Under R.O.C. GAAP, a company is not required to retroactively adjust its shares for capital reduction, except for purpose of EPS calculation.

Under U.S. GAAP, SEC Topic 4C requires the effect of a capital structure change to a stock dividend, stock split or reverse split which occurs after the date of the latest reported balance sheet but before the release of the financial statements be given retroactive effect in the balance sheet.

As disclosed in Note 19 and 27a, on February 16, 2006, the Company cancelled 2,079 million common shares proportionately amongst existing shareholders. The cancellation is effectively a reverse stock split and accordingly has been given retroactive effect in the balance sheet under U.S. GAAP. The number of common shares outstanding under U.S. GAAP amounted to 2,585,997,762, 2,939,170,325 and 2,915,821,786 in 2003, 2004 and 2005, respectively.

The following reconciles net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to the differences listed above.

Net income (loss) for U.S. GAAP purposes is reconciled as follows:

	For the year ended December 31
	2003	2004
	(Restated)	(Restated)	2005
	NT$000	NT$000	NT$000	US$000
Net income (loss) as reported under R.O.C. GAAP	(8,197,745)	217,692	(7,027,189)	214,243)
Additional pension gain on an actuarial basis	2,696	2,696	2,696	82
Plant capacity loss	268,671	(257,565)	368	11
Unrealized (losses) gains on marketable securities	4,444	(21,659)	—	—
Other-than-temporary decline in value on marketable securities	—	(447,995)	1,325,640	40,416
Derivative financial instrument
Net gains (losses) on derivative financial instruments, including embedded derivatives in convertible bonds	378,615	34,005	(31,879)	(972)
Gain on embedded derivative in share purchase agreement	225,753	—	—	—
Adjustment for taxes	48,143	1,914	197,359	6,017
Accrued compensated absences	—	—	(4,356)	(133)
Fixed asset impairment	—	—	901,806	27,494
Amortization of goodwill	—	2,028	—	—

Net income (loss) in accordance with U.S. GAAP	(8,026,653)	(468,884)	(4,635,555)	(141,328)

Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities	1,642,167	(1,519,910)	618,388	18,853
Change in translation adjustment	(30,182)	(127,670)	(26,516)	(808)
Reclassification adjustment for realized gains (losses) on available-for-sale securities	19,318	243,497	531,378	16,201

Comprehensive income (loss) in accordance with U.S. GAAP	(6,395,350)	(1,872,967)	(3,512,305)	(107,082)

For the year ended December 31, 2003, 2004 and 2005, the earnings per share under U.S. GAAP was listed as follows:

	2003	2004
	(Restated)	(Restated)	2005
	NT$	NT$	NT$	US$
Basic net income (losses) per share	(3.53)	(0.17)	(1.59)	(0.05)

Diluted net income (losses) per share	(3.53)	(0.17)	(1.59)	(0.05)

The diluted earnings per share calculation excludes the statement of operations impact of NT$240,708 and NT$88,181 related to the assumed conversion of convertible bonds into 659,968,955 weighted average shares and 61,094,172 weighted average shares for years 2003 and 2004 respectively. In addition, 1,996,820 and 32,379,507 weighted average shares assumed exercise of stock options for year 2003 and 2004 respectively were also excluded in the diluted earnings per share calculation. The impact of the assumed conversion and exercise of stock options has been excluded for year 2003, 2004 and 2005 due to the anti-dilutive effect.
Gross profit (losses) for U.S. GAAP purposes is reconciled as follows:
$

	For the year ended December 31
	2003	2004
	(Restated)	(Restated)	2005
	NT$000	NT$000	NT$000	US$000
Gross profit (loss) reported under R.O.C. GAAP	(2,941,649)	4,387,976	241,764	7,371
Reversal of inventory losses provision	1,185,227	918,545	478,129	14,577
Pension gain on actuarial basis	2,696	2,696	2,696	82
Depreciation of idle assets	(49,869)	—	—	—
Impairment of idle assets	(41,661)	—	—	—
Vacation Accrual	—	—	(3,652)	(111)
Deconsolidation	—	—	(31,797)	(969)
Plant capacity loss	268,671	(257,565)	368	11

Gross profit (loss) in accordance with U.S. GAAP	(1,576,585)	5,051,652	(687,508)	(20,961)

Operating income (loss) for U.S. GAAP purposes is reconciled as follows:

	For the year ended December 31
	2003 (Restated)	2004 (Restated)	2005
	NT$000	NT$000	NT$000	US$000
Operating income (losses) under R.O.C. GAAP	(7,683,989)	(348,688)	(4,874,559)	(148,615)
Pension gain on actuarial basis	2,696	2,696	2,696	82
Government subsidy	5,125	18,125	21,918	668
Allowance for prepaid expenses	(334,971)	—	(141,711)	(4,320)
Depreciation of idle assets	(49,869)	—	—	—
Impairment of idle assets	(41,661)	—	478,129	14,577
Reversal of inventory loss provision	1,185,227	918,545	—	—
Accounts receivable provision	34,476	2,028	50,712	1,546
Vacation accrued	—	—	(4,356)	(133)
Deconsolidation	—	—	69,740	2,126
Plant capacity loss	268,671	(257,565)	368	11
Other reclassification	—	—	(40,701)	(1,241)

Operating income (losses) under U.S. GAAP	(6,614,295)	335,141	(4,356,362)	(132,817)

     Shareholders’ equity for U.S. GAAP purposes is reconciled as follows:

	As of December 31
	2003 (Restated)	2004 (Restated)	2005
	NT$000	NT$000	NT$000	US$000
Shareholders’ equity under R.O.C. GAAP	29,247,534	34,344,673	28,558,400	870,683
Accrual for pension cost under actuarial method	(35,039)	(32,343)	(29,647)	(904)
Net unrealized gain (losses) on available-for-sale Securities	682,837	294,013	1,375,517	41,937
Net losses on derivative financial instruments, including embedded derivatives in convertible bonds	(116,598)	(31,881)	—	—
Goodwill on investment	(356)	2,028	149,923	4,571
Additional tax on undistributed additional tax	(1,898,214)	(1,896,300)	(1,698,941)	(51,797)
Plant capacity loss	268,671	11,106	11,474	350
Accrued compensated absences	—	—	(4,356)	(133)
Fixed asset impairment	—	—	901,806	27,494

Shareholders’ equity under U.S. GAAP	28,148,835	32,755,058	29,264,176	892,201

     Shareholders’ equity under U.S. GAAP consists of the following:

	As of December 31
	2004 (Restated)	2005
	NT$000	NT$000	US$000
Common shares	29,391,703	29,158,218	888,970
Additional paid-in capital	13,982,563	14,003,985	426,951
Accumulated deficits	(9,991,069)	(15,272,695)	(465,631)
Accumulated other comprehensive income	410,477	1,533,728	46,760
Treasury stock	(1,038,616)	(159,060)	(4,849)
Reserves	—	—	—

Total of shareholders’ equity	32,755,058	29,264,176	892,201

     Accumulated other comprehensive income consists of the following:

	As of December 31
	2004	2005
	NT$000	NT$000	US$000
Unrealized gain (losses) on marketable securities	348,435	1,498,202	45,677
Cumulative translation adjustments	62,042	35,526	1,083

Total	410,477	1,533,728	46,760

     Domestic and international components of pre-tax income (loss) are as follows:

	For the year ended December 31
	2003 (Restated)	2004 (Restated)	2005
	NT$000	NT$000	NT$000	US$000
Domestic	(6,786,384)	(83,898)	(4,089,772)	(124,688)
International	(1,267,704)	(357,452)	(554,896)	(16,918)

Total	(8,054,088)	(441,350)	(4,644,668)	(141,606)

A reconciliation of the significant differences between the expected income tax expense (benefit) and the income tax expense (benefit) is as follows:

	For the year ended December 31
	2003 (Restated)	2004 (Restated)	2005
	NT$000	NT$000	NT$000	US$000
Expected income tax expense (benefit)	(2,013,522)	(110,338)	(1,171,962)	(35,731)
Additional income tax due to different tax rate under U.S. GAAP	674,687	(587,498)	(559,397)	(17,055)
Tax credit forfeited (earned)	829,546	(294,120)	611,131	18,632
Change in valuation allowance	468,595	1,997,992	1,793,997	54,695
Net losses (gain) on long-term equity investment	317,135	43,884	(84,630)	(2,580)
Non-taxable/deductible net losses (gain) on financial instruments	38,216	108,913	(331,943)	(10,120)
Effects of rate change	(373,681)	(1,051,035)	(246,630)	(7,519)
Others	31,908	(74,931)	7,488	228

Income tax expense (benefit)	(27,116)	32,867	18,054	550

Concentration of Risk
The Company designs, develops, manufactures and markets a variety of semiconductor products. The Company’s revenues are derived primarily from the sale of mask ROMs and Flash. The Company’s other products include SLC, logic products and wafers. The Company distributes its products on a global basis but mainly to customers in Asia. The Company’s largest customer, Nintendo, and the Company’s largest three customers accounted for 29.15% and 38.24% of the Company’s total net sales, respectively, for the period ended December 31, 2004. The Company’s sales are primarily denominated in currencies other than N.T. Dollars, primarily U.S. Dollars and Japanese Yen.
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
Substantially all of the Company’s accounts receivable are due from companies in high technology industries located primarily in Asia. Further, as of December 31, 2004 and 2005, the three largest accounts receivable balances amounted NT$1,010,033 and NT$1,245,117 (US$37,961), respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables generally are due within 45 to 60 days.
Valuation and Qualifying Accounts
The summary of the changes in the allowance for accounts and notes receivable, inventory and royalty accruals was listed as follows:

	At December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Allowance for doubtful accounts at the beginning	210,883	165,257	165,277	5,039
Bad debt expense (reversal)	(33,059)	787	(50,712)	(1,546)
Bad debts written Off	(12,567)	—	—	—
Other adjustments	—	(767)	9,515	290

Balance at the end of the year	165,257	165,277	124,080	3,783

Allowance for inventory losses at the beginning	5,751,735	4,380,019	3,242,215	98,848
Amount expensed (reversal)	(1,185,227)	(923,686)	(487,070)	(14,850)
Write-off of inventories	(186,489)	(211,092)	(316,068)	(9,636)
Change in consolidated entities	—	—	133,874	4,082
Other adjustments	—	(3,026)	3,525	107

Balance at the end of the year	4,380,019	3,242,215	2,576,476	73,525

Royalty accruals at the beginning	672,604	675,457	683,918	20,851
Amount expensed	195,000	140,468	218,051	6,648
Payment made	(192,147)	(132,007)	(289,495)	(8,826)

Balance at the end of the year	675,457	683,918	612,474	18,673

29	Summarized Financial Information of Equity Investees

The following table presents summarized financial information in accordance with U.S. GAAP for equity investees with an ownership percentage between 20-50% as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Current assets	215,390	435,455	211,515	6,449
Non-current assets	46,820	85,088	58,102	1,771
Current liabilities	176,643	167,460	87,097	2,655
Non-current liabilities	326	18,423	1,690	52
Total shareholders’ equity	85,241	334,660	180,830	5,513

	Year ended December 31
	2003	2004	2005
	NT$000	NT$000	NT$000	US$000
Net sales	311,391	466,717	209,908	6,400
Sales less cost of sales	38,969	158,614	78,062	2,380
Net income (loss)	(284,591)	(154,804)	(116,445)	(3,550)

30.	New Accounting Pronouncements

U.S. GAAP

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. In November 2005, the FASB issued a FASB Staff Position (FSP) FAS 115-1/124-1 that addresses the measurement and recognition guidance for identifying other-than-temporarily impaired investments. This FSP also includes accounting consideration subsequent to the recognition and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. The disclosure requirements of EITF 03-1 and FSP 115-1/124-1 are effective with this annual report for fiscal 2004 and 2005.

In November 2004, FASB issued FASB Statement No. 151, which amended the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company expected to adopt the guidance on January 1, 2006. The adoption of this Statement is expected to increase cost of goods sold and reduce inventory balance on a US GAAP basis.

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

Statement 123(R) originally required adoption no later than July 1, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) issued a release that amends the compliance dates for Statement 123(R). Under the SEC’s new rule, the Company will be required to apply Statement 123(R) as of January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

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

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123 using the modified-prospective method.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 28(j) to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $-, $-, and $- in 2005, 2004 and 2003, respectively.

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

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20 “Accounting Change”, and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 also applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. The statement also defines “retrospective application” and “restatement”. The retrospective application of a change in accounting principles is limited to the direct effects of the changes. The statement should be affective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material impact on the financial condition or results of operation.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments – An Amendment of SFAS No. 133 and 140”. The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; establish a requirement to evaluate interests in securitized financial assets and allow a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the potential impact of this standard on its financial position and the result of operations, but does not believe the adoption of SFAS No. 155 will have a material effect on the result of operations or financial position of the Company.

R.O.C. GAAP

In December 25, 2003, the R.O.C. Accounting Research and Development Foundation (“ARDF”) issued Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments”, which is effective for financial statements with fiscal years ending on or after December 31, 2006. Early adoption of this statement is not allowed. SFAS No. 34 requires that all financial instruments, excluding certain financial instruments specified in this statement, as either trading, available-for-sale or held-to-maturity. Debt securities owned with positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are purchased and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized holding gains and losses reported as part of net income. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities, which should be reported at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. In addition, all derivatives are required to be reported at fair value. The Company is currently evaluating the effect of the adoption of this statement.

In July 1, 2004, the R.O.C. ARDF issued SFAS No. 35, “Accounting for Impairment of Assets”, which is effective for financial statements with fiscal years ending on or after December 31, 2005. This statement requires that impairment loss should be recognized whenever events or changes in circumstance indicate the carrying amount of an asset may be lesser than its recoverable amount. The Company is currently evaluating the effect of the adoption of this statement.

In December 9, 2004, the R.O.C. ARDF issued the revision for SFAS No. 5(R), “Accounting for Long-Term Equity Investment”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the guidance requires that operating losses of investees evaluated under equity method be allocated between controlling and non-controlling interest until those losses exceed the non-controlling interest’s investment. In that event, the excess of any further losses are charged to the controlling interest except to the extent that the minority interest has a binding obligation to, and is able to undertake the losses. The Company does not expect SFAS No. 5(R) have a material impact on the financial condition or results of operation.

In December 9, 2004, the R.O.C. ARDF issued the revision for SFAS No. 7(R), “Consolidated Financial Statements”, which is effective for financial statements with fiscal years beginning on or after January 1, 2005. This revision of the guidance requires the Company to consolidate all investees under the control of the Company. Control is not only presumed when the parent company owns over 50% of voting rights of the investee but also evidenced by control under certain situations specified in SFAS No. 7(R). In addition, the threshold for the determination of whether to consolidate an investee was revoked. Before the adoption of SFAS No. 7(R), the Company was not required to file consolidated financial statements to SFC in Taiwan, as none of the investees of the Company pass the threshold for consolidation. However, after the adoption of this revised statement, the Company will be required to file the semi-annual consolidated financial statements to SFC in Taiwan.

In June 2005, the R.O.C. ARDF issued SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, which is also required to be applied by the Company on January 1, 2006. SFAS No. 36 will require the Company for the presentation of financial instruments and identifies the information that should be disclosed about them. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. The guidance requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. The guidance also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks. SFAS No. 36 complements the principles for recognizing and measuring financial assets and financial liabilities in SFAS No. 34 “Accounting for Financial Instruments”.

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

MACRONIX INTERNATIONAL CO., LTD.

(Registrant)

Date: July 17, 2006	By:	/s/ Miin Wu

Name: Miin Wu
Title: President

EXHIBIT INDEX

Exhibit
Number	Description
2b.1	The Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, copies of instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

3.1	Articles of Incorporation of the Company (English translation)*.

8.1	List of subsidiaries of the Company*.

12.1	Certifications of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certifications of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certifications of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certifications of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt(1).

14.2	Indenture, dated as of February 10, 2003, by and between the Company and The Bank of New York, as trustee(2).

14.3	Land Lease Agreement, dated as of March 3, 1990, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Office Building and Fab I Site(3).

14.4	Land Lease Agreement, dated as of August 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Auxiliary Vehicular Facilities(4).

14.5	Land Lease Agreement, dated as of January 1, 1994, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Back-End Operation Plant(5).

14.6	Land Lease Agreement, dated as of June 1, 1995, by and between the Company and the Hsinchu Science-Based Industrial Park Administration, in relation to Fab II and Fab III Site (6).

14.7	Deposit Agreement, dated as of April 5, 2004, among the Company, Citibank, N.A., as depositary, and Holders from time to time of Global Depositary Receipts issued thereunder, including the form of Global Depositary Receipt(8).

Exhibit
Number	Description
*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Form 20-F filed with the Commission on June 29, 2004.

(2)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.

(3)	Incorporated by reference to Exhibit 10.2 to the Company’s Form 20-F filed with the Commission on July 1, 2003.

(4)	Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(5)	Incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(6)	Incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(7)	Incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-1870) filed with the Commission on March 1, 1996.

(8)	Incorporated by reference to Exhibit 14.9 to the Company’s Form 20-F filed with the Commission on June 29, 2004.