Form 20-F
period 2006-12-31
MACRONIX INTERNATIONAL CO LTD
filed 2007-07-02
CIK 1009680

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
No. 16 Li-Hsin Road
Science Park
Hsinchu, Taiwan, Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Common Shares	NASDAQ Global Select Market
Common Shares, par value NT$10 per share*
* Not for trading in the United States, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2006, 2,916,157,808 Common Shares were outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑      Accelerated filer ☐        Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.
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
     We publish our financial statements in New Taiwan dollars, the lawful currency of Taiwan. All references herein to “United States dollars”, “U.S. dollars” and “US$” are to United States dollars and references to “New Taiwan dollars”, “N.T. dollars” and “NT$” are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made, unless otherwise indicated, on the basis of the noon buying rate in The City of New York for cable transfers in N.T. dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006 of NT$32.59 = US$1.00. All amounts translated into United States dollars as described above are provided solely for the convenience of the reader, and no representation is made that the New Taiwan dollar or United States dollar amounts referred to herein could have been or could be converted into United States dollars or New Taiwan dollars, as the case may be, at any particular rate, the above rates or at all. See “Item 3. Key Information – Exchange Rates”.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected income statement data and other financial data for the years ended December 31, 2004, 2005 and 2006, and the selected balance sheet data as of December 31, 2005 and 2006, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected income statement data and other financial data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004, set forth below, are derived from our audited consolidated financial statements not included herein. The consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted (“GAAP” or “R.O.C. GAAP”) in the Republic of China (“R.O.C.” or “Taiwan”), which differ in some material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) as further explained in note 28 to our consolidated financial statements included herein.

	Year ended, and as of, December 31,
	2002	2003	2004	2005	2006	2006
	(NT$)	(NT$)	(NT$)	(NT$)	(NT$)	(US$)
			(in millions except per share and ADS data)
Consolidated Income Statement Data:
R.O.C. GAAP
Net sales	16,492	17,712	23,380	18,908	23,513	721.5
Cost of sales	(17,105)	(20,657)	(18,990)	(18,666)	(15,985)	(490.5)
Realized gross profit (loss)	(615)	(2,942)	4,388	242	7,529	231.0
Operating expenses	(6,212)	(4,742)	(4,737)	(5,116)	(5,654)	(173.5)
Income (loss) from operations	(6,827)	(7,684)	(349)	(4,875)	1,875	57.5
Income (loss) before taxes and minority interest	(11,337)	(8,177)	247	(6,882)	1,987	61.0
Income tax benefit (expense)	(20)	(21)	(35)	(215)	(4)	(0.1)
Income (loss) before minority interest	(11,357)	(8,198)	212	(7,098)	1,983	60.8
Minority interest loss	0.4	0.3	5	70	51	1.6
Net income (loss) attributable to shareholders of the parent	(11,357)	(8,198)	218	(7,027)	2,034	62.4
Net income (loss) per share - basic (1)	(5.32)	(3.65)	0.08	(2.41)	0.70	0.02
Net income (loss) per share - diluted (1)	(5.32)	(3.65)	0.08	(2.41)	0.70	0.02
U.S. GAAP
Net sales	16,492	17,712	23,380	18,875	23,401	718.1
Cost of sales	(20,510)	(19,288)	(18,328)	(18,187)	(17,046)	(523.0)
Gross profit (loss)	(4,018)	(1,576)	5,052	688	6,355	195.1
Operating expenses	(6,168)	(5,038)	(4,717)	(5,044)	(5,967)	(183.1)
Income (loss) from operations	(10,186)	(6,614)	335	(4,356)	389	11.9
Net income (loss)	(13,674)	(8,027)	(469)	(4,636)	636	19.5
Net income (loss) per share - basic (1)	(6.39)	(3.53)	(0.17)	(1.59)	0.22	0.01
Net income (loss) per share - diluted (1)	(6.39)	(3.53)	(0.17)	(1.59)	0.22	0.01
Balance Sheet Data:
R.O.C. GAAP
Total current assets	21,301	21,002	21,706	20,027	21,935	673.1
Total assets	67,450	59,919	54,396	45,604	40,208	1,233.8
Total current liabilities	17,687	18,717	9,449	10,692	7,026	215.6
Total liabilities	37,236	30,671	20,051	16,844	8,997	276.1
Capital stock	36,913	44,303	50,353	49,953	29,162	894.8
Shareholders’ equity attributable to shareholders of the parent	30,214	29,248	34,344	28,558	31,195	957.2
U.S. GAAP
Total current assets	21,037	21,398	21,716	19,832	21,837	670.1
Total assets	65,509	59,200	52,807	46,220	38,912	1,194.0
Total current liabilities	18,127	18,986	9,445	10,699	7,450	228.6
Total liabilities	36,991	31,051	20,052	16,877	9,241	285.6
Capital stock	16,118	23,508	29,558	29,158	29,162	894.8
Total shareholders’ equity	28,518	28,149	32,755	29,264	29,654	909.9
Other Financial Data:
R.O.C. GAAP
Depreciation and amortization	8,742	9,287	7,562	7,253	5,545	170.1
Net cash provided by operating activities	217	1,484	5,981	4,327	6,489	198.9
Net income (loss) per ADS - basic	(53.2)	(36.5)	0.80	(24.1)	6.98	0.21
Net income (loss) per ADS - diluted	(53.2)	(36.5)	0.80	(24.1)	6.98	0.21
Number of common shares outstanding (weighted, as adjusted) (1)	2,140	2,272	2,822	2,912	2,912	2,912
Capital expenditures	8,975	1,606	2,554	1,595	2,471	75.8
Stock dividend per common share (2)(3)	10%	—	—	—	—	—

(1)
Retroactively adjusted for our capital reduction in 2006. See notes 22 and 28 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report.

(2)
Stock dividend per common share reflects stock dividend declared and issued within each year and is calculated by the number of common shares we distributed to existing shareholders divided by the common shares outstanding immediately prior to the share issuance. We did not distribute any cash dividends in any of the periods presented.

(3)
Our shareholders approved the appropriation of 2006 retained earnings at the general shareholders’ meeting held on June 29, 2007, which was the same as had been proposed by the board of directors on April 3, 2007. See note 18 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report.

Exchange Rates
     We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, “United States dollars ”, “US$” and “U.S. dollars” mean United States dollars, the lawful currency of the United States, and “New Taiwan dollars”, “NT$” and “NT dollars” mean New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was NT$32.59 to US$1.00 on that date. On June 29, 2007, the noon buying rate was NT$32.83 to US$1.00.
     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar
	Average (1)	High	Low	Period-End
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
January 2007	32.77	32.99	32.38	32.95
February 2007	32.97	33.08	32.86	32.98
March 2007	33.01	33.13	32.84	33.01
April 2007	33.15	33.33	33.05	33.33
May 2007	33.28	33.41	32.97	33.09
June 2007	32.97	33.18	32.74	32.83

(1)	Annual averages calculated from month-end rates.
     No representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.
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
Risks Relating to Our Company
     We recorded gross, operating and net losses in 2003 and operating and net losses in 2005. Future losses could materially adversely affect the value of your investment.
     The semiconductor industry was in a severe and protracted downturn that began in the second half of 2000 and continued through the first half of 2003, resulting in a drop in demand and general decline in the average selling prices of our products. For 2003, we recorded a gross loss of NT$2,942 million, an operating loss of NT$7,684 million and a net loss of NT$8,198 million. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry experienced another downturn that began in the second half of 2004 and continued throughout 2005. For 2004, we recorded a gross profit of NT$4,388 million, an operating loss of NT$349 million and net income of NT$218 million. For 2005, we recorded a gross profit of NT$242 million, an operating loss of NT$4,875 million and net loss of NT$7,027 million. For 2006, we recorded a gross profit of NT$7,529 million (US$231.0 million), an operating income of NT$1,875 million (US$57.5 million) and net income of NT$2,034 million (US$62.4 million). However, under U.S. GAAP, we recorded a net loss of NT$469 million in 2004, a net loss of NT$4,636 million in 2005 and a net income of NT$636 million (US$19.5 million) in 2006.
     As a result, we cannot assure you that these losses will not occur again or increase. If we record losses in the future, the value of your investment may be materially and adversely affected.
Increasing concentration of sales to Nintendo means that any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue.
     In 2004, 2005 and 2006, our net sales to Megachips Corporation (“Megachips”), which resells our products to Nintendo, aggregated NT$5,240 million, NT$5,511 million and NT$8,024 million (US$246 million), respectively, or 22.4%, 29.2% and 34.1%, respectively, of our net sales revenue in those periods. Unit sales volumes or prices of ROMs and other products sold through Megachips to Nintendo may fluctuate significantly depending on the products offered by Nintendo and its need for our products. Nintendo faces competitive pressure in the electronics entertainment market, which is characterized by frequent new product introductions and rapidly shifting consumer preferences. In particular, Nintendo’s Dual Screen handheld gaming devices (“DSD”) platform (which uses our Mask ROM products) faces competition from Sony’s PSP portable gaming device. Nintendo may not continue to place orders with us in the future at the same levels as in prior periods or at all. The loss of Nintendo as a customer, delayed or reduced orders by Nintendo, decreases in product prices or significant changes in delivery schedules to Nintendo could materially and adversely affect our business, financial condition and results of operations. In addition, any negative development in the relationship between us and Megachips or the relationship between Nintendo and Megachips could harm our sales to Nintendo.
We have limited liquidity and may be unable to repurchase our outstanding debt securities when requested by holders, pay certain other obligations as they become due or otherwise meet our working capital needs.
     We have a certain amount of obligations that will or may come due within the next several years, and we may not have sufficient funds to pay these obligations. These obligations include the maturing of a portion of our long-term debt, payment of our short-term debt, payment of the current portion of our long-term debt, expenditures required under contractual obligations and the payment of the costs of the day-to-day operation of our business. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     In 2007, we have been or will also be required to pay short-term debt and notes in the aggregate principal amount of approximately NT$1,306 million (US$40.1 million) and repay the principal and current portion of long-term debt in the aggregate principal amount of NT$1,050 million (US$32.2 million). In addition, we also have obligations under contracts, which we have entered into for goods and services and for other purposes, which require us to make minimum payments for our day-to-day business operations of approximately NT$4,669 million (US$143.3 million) in 2007.
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
     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. Our loan agreements contain covenants that require us to maintain specified ratios of debt to equity and current assets to current liabilities. In November 2003, we sold 475,000,000 new common shares for cash to increase shareholders’ equity pursuant to a share offering in Taiwan, and in April 2004, we issued 13,125,000 GDS representing 525,000,000 new common shares. Had we not conducted the share and GDS offerings, we would have had difficulty in meeting the debt to equity ratio contained in our loan covenants as of the end of 2003 and 2004. In February 2006, we cancelled 2,079,474,542 common shares at the book value of NT$20,794 million to offset accumulated deficits in order to improve our financial structure.
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
     The semiconductor industry is highly cyclical. Economic downturns historically have caused reduced product demand, rapid declines in product prices, low capacity utilization and production over-capacity. Between the second half of 2000 and the first half of 2003, the semiconductor industry was adversely affected by the sudden and rapid decline in worldwide demand for electronic products such as personal computers, computer peripherals, consumer electronics and other communications devices. As such, electronics systems and applications companies drastically reduced their orders for semiconductor devices to avoid further inventory accumulation. The severe and protracted downturn throughout 2001, 2002 and the first half of 2003 resulted in a serious deterioration in the average selling prices of, as well as demand for, most of our products and materially adversely affected our operating results and financial condition. Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry experienced another downturn that began in the second half of 2004 and continued through 2005. While conditions in the semi-conductor industry improved in 2006 and first quarter of 2007, we cannot predict when or whether the industry will recover. Even if the industry recovers, our product prices, sales volumes and margins may continue to be adversely affected during future cyclical downturns and our business, financial condition and results of operations may suffer accordingly.
Our results of operations fluctuate significantly, which may affect the value of your investment
     Our historical net sales revenue and other results of operations have varied, at times significantly, from quarter–to–quarter and from year –to–year. For example, we had a net income under R.O.C. GAAP of NT$218 million in 2004, net loss of NT$7,027 million in 2005 and net income of NT$2,034 million (US$62 million) in 2006. Our future net sales revenue, gross profit (loss), operating income, net income (loss) and more generally, our business and results of operations, may vary significantly due to a combination of many factors, including:
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
     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere principally related to the semiconductor industry. As a result of market downturns, many of our invested companies experienced significant declines in their operating results. This in turn caused us to incur substantial investment losses as well as a reduction in the value of our equity interests in these companies. We incurred a net investment loss (which include losses under our equity derivative contract which had our common shares as the underlying reference securities) and net loss from equity investments of NT$155 million in 2004, NT$1,626 million in 2005 and NT$5 million (US$0.16 million) in 2006. Any further significant losses from our investments in the future may materially and adversely affect our financial condition and results of operations.
As we depend on ROM and Flash sales for a substantial portion of our revenue, a significant decrease in ROM or Flash sales or average selling prices could result in the loss of a significant portion of our revenue.
     In 2004, 2005 and 2006, our ROM net sales were NT$8,373 million, NT$8,712 million and NT$10,183 million (US$312.5 million), respectively, or 35.8%, 46.1% and 43.3% respectively, of our net sales revenue in those periods. In 2004, 2005 and 2006, our Flash net sales were NT$10,715 million, NT$6,870 million and NT$8,462 million (US$259.6 million), respectively, or 45.8%, 36.3% and 36.0%, respectively, of our net sales revenue in those periods.
     Historically, most of our ROM products have been used in video game cartridges. Competing technological alternatives, such as CD-ROMs, DVD-ROMs, magnetic disks and telephone-linked and internet databases, have been adopted by some video game machine producers for some applications. For example, Nintendo, which is our largest customer, migrated in 2001 to a game platform that utilized a DVD-ROM-based storage system. Nintendo is one of our major customers and accounted for 56.2%, 61.8% and 76.9% of our net ROM sales in 2004, 2005 and 2006, respectively. Sales to Nintendo are comprising increasing amounts of our net ROM sales. We are seeking to sustain our ROM sales volume by diversifying our customer base to include telecommunications, handheld computing and information devices and office automation equipment manufacturers and expanding the base of devices that may use ROM. We cannot assure you, however, that these initiatives will be successful.
     The Code Flash products market, in which our Flash products compete, is dominated by large players, including Spansion LLC. (“Spansion”, which is owned by AMD and Fujitsu), Intel Corporation (“Intel”), Sharp Corporation (“Sharp”) and STMicroelectronics NV (“STMicroelectronics”), all of which may have greater financial and other resources than our company. If we are unable to compete effectively in the Code Flash products market, our business and operating results will suffer. In addition, due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into the first half of 2005. Although the average selling prices for our Flash products have remained at the same level since the second half of 2005, we cannot guarantee that the average selling prices for our Flash products will increase in the future. We also do not produce NAND Flash products and thus do not benefit from the growth in the NAND Flash market.
     Any significant reduction in the use of ROMs in the video game manufacturing industry and generally, and in the use of Code Flash generally, will significantly reduce our revenue and adversely affect our business, financial condition and results of operations.
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
     Our operations are characterized by relatively high fixed costs, such as depreciation, and we expect this to continue. Our profitability depends not only on absolute pricing levels for our products, but also on utilization rates for our equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since per-unit costs generally decrease as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins during such periods. This occurred in 2001, 2002, the first half of 2003, the first quarter of 2005 and the first quarter of 2006. Although our capacity utilization rates improved in 2004, 2005 and 2006, except in the first quarter of 2005 and 2006, we cannot assure you that we will be able to achieve or maintain profitability if we cannot consistently achieve or maintain relatively high capacity utilization rates. Furthermore, high capacity utilization rates in the absence of high demand could result in inventory buildup and obsolescence, which may result in write-downs of inventory. See “Item 5. Operating and Financial Review and Prospects — Overview — General” for more detailed information about capacity utilization rates.
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
If we restate our financial statements again in the future, we could experience a loss in investor confidence in the reliability of our financial statements, which could negatively impact the market price of our common shares, ADSs and GDSs.
     Subsequent to the filing of our initial annual report on Form 20-F for the year ended December 31, 2004, and in the process of addressing certain comments received from the Securities and Exchange Commission on such annual report, we discovered that certain U.S. GAAP-related financial information was miscalculated. As a result we restated our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 with respect to certain U.S. GAAP financial information relating to non-cash charges and adjustments to interest expense, retained earnings, additional paid-in capital and convertible bond payable which contains embedded derivatives. We filed our restated financial statements in our annual report on Form 20-F for the year ended December 31, 2005 on July 17, 2006. If we are required to revise, amend or restate our financial statements again in the future, we could experience a loss in investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares, ADSs or GDSs.
Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our common shares, ADSs and GDSs.
     Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Deloitte & Touche, an independent registered public accounting firm, has identified significant deficiencies which, combined, constitute a material weakness in our internal control over financial reporting for the fiscal year ended December 31, 2006. Although we will implement procedures and programs to strengthen our internal control over financial reporting and remedy this material weakness, we cannot assure you that we will be successful. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation and results of operations could be harmed.
     We are required to comply with various R.O.C. and U.S. laws and regulations on internal controls. For example, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with this Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by management on our internal control over financial reporting, including management’s assessment of the effectiveness of our internal control over financial reporting. Moreover, R.O.C. law requires us to establish internal control systems that would reasonably ensure the effectiveness and efficiency of operations, reliability of financial reporting, and compliance with applicable laws and regulations. We are also required under R.O.C. law to file an internal control declaration within four months of the end of each fiscal year.
     Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to repair the material weakness identified in our internal controls or if we fail to institute and follow adequate internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares, ADSs and GDSs.

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
     Our success depends on our ability to improve and develop our core technologies in a rapidly changing technological environment. In particular, we expect that we will need to constantly offer more sophisticated technologies and processes in order to respond to competitive industry conditions and customer requirements. We cannot assure you, however, that we will be able to identify new product opportunities or to timely develop and successfully market new products. We may also experience delays in developing or achieving volume production of new products. Moreover, our new products may fail to gain market acceptance, and existing products may become obsolete. For example, our sales of ROM products fell when Nintendo shifted to DVD-ROM technology in its newer gaming console products, and may continue to fall further as products move to competing technologies. If we fail to develop, or obtain access to, advances to technologies and processes, we may become less competitive and be unable to return to profitability.
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
     Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology. We rely on patents, copyrights and trade secret protection rights to protect some of our proprietary technologies and products. We cannot assure you that these measures will provide meaningful protection of our intellectual property or commercial advantage. For example, our competitors may be able to use our technologies to develop similar or superior products, and we may not have sufficient financial resources to protect and enforce our rights. We intend to continue to file patent applications when appropriate to protect our proprietary technologies, but the process of seeking patent protection can be lengthy and expensive. In addition, patents may not be issued for pending or future applications. Furthermore, if patents are issued, they may be challenged, invalidated or circumvented. Moreover, the various countries in which we market our products may not protect our intellectual property rights to the same extent as does the United States. See “Item 5. Operating and Financial Review and Prospects—Research and Development” and “—Intellectual Property”.
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
     A substantial portion of our net sales revenue is derived from sales from Taiwan to customers located outside Taiwan. In 2004, 2005 and 2006, export sales from Taiwan to our customers outside Taiwan accounted for 66.5%, 70.2% and 68.5% respectively, of our net sales revenue. We expect sales to customers outside Taiwan to continue to represent a significant portion of our net sales revenue. Accordingly, our financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, inflation, increasing interest rates, social instability and other political, economic or social developments in or affecting the countries in which we sell our products that are not within our control. As a result, our business will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. These disruptions in the international trading environment affect the demand for our products and the terms upon which we sell our products overseas, which may significantly reduce our international sales and revenue.
The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan.
     Our common shares are listed on the Taiwan Stock Exchange. The trading price of our common shares may be affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan. The Taiwan Stock Exchange is smaller and, as a market, more volatile than the securities markets in the United States and a number of European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities, and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the past decade, the Taiwan Stock Exchange Index peaked at 10,202 in February 2000 and subsequently fell to a low of 3,446 in October 2001. During 2006, the Taiwan Stock Exchange Index peaked at 7,823.72 on December 29, 2006 and reached a low of 6,257.8 on July 17, 2006. During 2006, daily closing prices of our common shares ranged from NT$3.59 per share on March 27, 2006 to NT$ 15.05 per share on November 28, 2006. On June 29, 2006, the Taiwan Stock Exchange Index closed at 8,883.21 and the daily closing value of our common shares was NT$15.55 per share. The Taiwan Stock Exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the P.R.C. are strained. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could decrease the market prices and liquidity of our common shares, ADSs and GDSs.
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
Risks Relating to our Common Shares, ADSs and GDSs
The market for our common shares and ADSs may be inactive and illiquid, and trading of our GDSs has been extremely illiquid, which may affect the value of our common shares, ADSs and GDSs.
     The average daily trading volumes for our common shares and ADSs have fluctuated greatly in the past. During 2006, the average daily trading volume of our common shares was approximately 21,230,000 shares. During the same period, the average daily trading volume of our ADSs was approximately 9,405,000 units. Since our

     GDSs began trading in April 2004, trading of our GDSs has been extremely illiquid, and the underlying common shares have been withdrawn with respect to a substantial majority of our GDSs. As of May 31, 2007, GDS holders representing over 99.97% of our GDSs issued in April 2004 have withdrawn from our GDS program and converted their GDSs to common shares. We cannot assure you that the liquidity of our common shares or ADSs will be maintained or enhanced and expect that trading in our GDSs will continue to be extremely illiquid. Accordingly, the value of our common shares, ADSs and GDSs could decrease if it is difficult to convert them into cash readily.
     In addition, the EU Transparency Obligations Directive is currently being finalized and may be implemented in Luxembourg, where our GDSs are listed, in a manner that is unduly burdensome for our company. In particular, we may be required to publish financial statements in the EU prepared in accordance with, or reconciled to, International Financial Reporting Standards. In such circumstances we may decide to seek an alternative listing for the GDSs on a stock exchange outside the European Union, and GDS holders may incur extra exchange costs or taxes upon disposal of their GDSs.
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
     In addition, we plan to issue, from time to time, additional common shares in connection with employee compensation as well as to finance possible future investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares, ADSs and GDSs to decrease. See “Item 6. Directors, Senior Management and Employees — F. Stock Option Plans” for a discussion of the share option plan that we have adopted for the benefit of all of our officers and employees and those of our subsidiaries.
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
     In addition, under current R.O.C. law, such ADS or GDS holders will be required to appoint a local agent in Taiwan to, among other things, open a securities trading account with a local securities brokerage firm, remit funds and exercise shareholders’ rights. They must also appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. In addition, they will be required to register with the Taiwan Stock Exchange for making investments in the R.O.C. securities market (and if you are an offshore foreign institutional investor, to obtain the prior approval of the Central Bank of the Republic of China) prior to withdrawing common shares. Without meeting these requirements, non-R.O.C. persons will not be able to hold, subsequently sell or otherwise transfer our common shares on the Taiwan Stock Exchange.
Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs or GDSs may have an adverse effect on the value of your investment.
     Under current R.O.C. law, a holder of our ADSs or GDSs who withdraws and becomes a holder of our common shares may be required to obtain foreign exchange approval from the Central Bank of the Republic of China on a payment-by-payment basis for conversion from N.T. dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of the Republic of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all. See “Item 10. Additional Information — D. Exchange Controls”.
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
     When withdrawing the underlying common shares of ADSs or GDSs, you may be required to provide certain information to us or the depositary, including the name and nationality of the person to be registered as the shareholder, the number of common shares to be acquired by such person and the number of common shares acquired by such person in the past through the date of the withdrawal of the underlying common shares. Under applicable R.O.C. laws, we are required to report to the R.O.C. Securities and Futures Bureau (the “R.O.C. SFB”) if the person to be registered as a shareholder (i) is a “related party” of ours as defined in the R.O.C. Statement of Financial Accounting Standard No. 6 or (ii) will hold, immediately following such withdrawal, more than 10% of the underlying common shares of the ADSs or GDSs. Failure to provide such information may cause the delay of such withdrawal of the underlying common shares.

Item 4. Information on the Company
A. History and Development of the Company
     Our legal and commercial name is Macronix International Co., Ltd., and we are commonly known as “MXIC.” We were incorporated under the ROC Company Law as a company limited by shares. We are an independent semiconductor designer, producer and supplier. Our product portfolio includes ROM, Flash, EPROM, strategic manufacturing services, or SMS, and system logic center, or SLC, products. We view ourselves as an integrated provider and treat our principal clients as strategic partners. We work closely with strategic partners starting from early stages of product development to design silicon chip solutions that meet their specific needs. These partners include Nintendo and Hewlett-Packard, with whom we have had relationships for over ten years. We differentiate ourselves by our ability to offer a full range of in-house design, product and process engineering capabilities.
     We organize our operations into two main strategic business groups:
•	our Microelectronics and Memory Solution Group, which encompasses ROM, Flash, EPROM products and strategic manufacturing services; and

•	our Integrated Solution Group, which focuses largely on SLC products for the audio, video, communications and microcontroller markets.
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
     In March 1995, our common shares were listed on the Taiwan Stock Exchange and we became the first company to be listed under that stock exchange’s “High Technology” category of companies. In May 1996, our ADSs were quoted on the NASDAQ National Market and we became the first Taiwanese company with securities listed in the United States. In April 2004, we issued GDSs which were listed on the Luxembourg Stock Exchange.
     In order to improve our financial structure and to offset accumulated deficits, at a Provisional Meeting of Shareholders held on November 16, 2005, our shareholders approved the cancellation of 2,079,474,542 shares amounting to NT$20,794,745 thousand. The effective date of the cancellation was February 16, 2006. On February 17, 2006, we issued 100,000 new shares in a private placement at NT$8.07 per share.
     For long-term growth and financial independence, we have spun off four internal companies (which used to be departments within our Integrated Solution Group) into four wholly-owned subsidiaries since January 1, 2007. See “B. Business Overview — Our Strategy — Spin-off Strategy” for more information.
     Our contact information is:
•	Business address: No. 16 Li –Hsin Road, Science Park Hsinchu, Taiwan, Republic of China

•	Telephone number: (8863) 578-6688

•	Website: www.macronix.com

Capital Expenditures
     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Increases in property, plant and equipment amounted to NT$2,554 million, NT$1,595 million and NT$2,471 million (US$75.8 million) in 2004, 2005 and 2006, respectively. The following table sets forth our capital expenditures for 2004, 2005 and 2006.

	Year ended December 31,
	2004	2005	2006
	(NT$	(NT$	(NT$
	million)	million)	million)
Fab I	358	134	242
Fab II	92	875	2,083
Fab III*	1,652	0	0
Others	452	586	146

Total	2,554	1,595	2,471

*	Note: Fab III was sold in 2006 to Powerchip Semiconductor Corp.
     These amounts include the expansion and upgrade of Fab I and Fab II, the construction of Fab III and the development of trainee and/or employee facilities and other areas. See “Item 4. Information on the Company – D. Property, Plant and Equipment”.
     In 2005, our capital expenditures consisted primarily of residual payments following the completion of the construction of the shell of Fab III and investments to expand the SLC capacity of Fab I under our “Evergreen plan”. In April 2006, we sold Fab III, along with a clean room and certain adjacent facilities and equipment, to Powerchip Semiconductor Corporation, as we did not have immediate plans to utilize Fab III. As part of the sale, Powerchip agreed to supply sufficient 12-inch wafers. We will purchase these wafers for our advanced process technology development. We believe that we will have sufficient resources available to meet our planned capital expenditure requirements in 2007.
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
     In the near term, we plan to focus on medium-density Code Flash products using advanced manufacturing processes, and reduce line widths and die sizes, to develop cost-effective solutions. Our research efforts currently include the development of 0.11 micron process technology for Code Flash products. We are also seeking to shrink die sizes through redesigning our 0.13 micron Flash products.
Leverage our competitive position in the non-volatile memory market to effectively cross-sell and diversify our product mix and customer base
     As one of the world’s leading manufacturers of ROMs, we are able to provide our customers with a cost-effective means to procure large volumes of capacity in a relatively short time frame. Our ROM business has therefore been critical to our efforts in developing relationships with, and eventually cross-selling other products to, some of our key customers. For example, we have successfully sold Flash, SLC and SOC products to Nintendo, which originally began as a customer for our ROM products only.
     We plan to continue to leverage our ROM business with our existing and potential customers, thereby expanding our ability to cross-sell and diversify our product mix and customer base.
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
Spin-off strategy
     For long-term growth and financial independence, we have spun off four internal companies (which used to be departments within our Integrated Solution Group) into four wholly-owned subsidiaries since January 1, 2007: Modiotek, Infomax Communication, Mxtran and Gateway Silicon. Modiotek specializes in the design of mobile audio ICs; Informax Communication specializes in the design of base band ICs; Mxtran provides mobile payment integrated solutions; and Gateway Silicon bridges the design services between IC design houses and foundry houses.
Our Business Groups
     We currently organize our operations into two groups, namely, our Microelectronics and Memory Solution Group and our Integrated Solution Group, from which four wholly-owned subsidiaries have been spun off as described in the preceding paragraph. Our Microelectronics and Memory Solution Group is primarily responsible for the management and operation of our business relating to our non-volatile memory products, such as ROM, Flash and EPROM products, and SMS products. Our Integrated Solution Group is responsible for the management and operation of our business relating to SLC products. After being spun off from the Integrated Solution Group, these four subsidiaries have focused on Mobile Audio, Base Band, Mobile Payment and Design Service, respectively.
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

Our Integrated Solution Group is responsible for providing value-added design services and system-level platform solutions based on the requirements of the end-market application. In addition, it is responsible for developing strategic partnerships with our key customers and leveraging on our platform partners to provide integrated solutions for our key customers. Our Integrated Solution Group is also our marketing channel for cross-selling our products and services to key customers.
Our Products and Services
     The following table sets forth our main products, their characteristics and applications, and the percentage of net sales revenue represented by these products and services in 2004, 2005 and 2006:

			% of net sales revenue
			Year ended December 31,
Product	Characteristics	Applications	2004	2005	2006
Microelectronics and Memory Solution Group:
ROM	Not re-programmable	Games, PDAs, word processors, printers, fax modems, VCDs, cellular phones, STBs, copy machines, GPS	35.8	46.1	43.3
Flash	Re-programmable within the application system	PDAs, digital cameras, STBs, Web TVs, DVD players, optical disk drive products Fax modems, VCDs	45.8	36.3	36.0
EPROM	Re-programmable outside the application system using industrial processors	STBs, Internet applications, CDs	0.7	0.1	0.1
SMS	Value-added services	DVDs, microcontrollers with embedded Flash technology, LCD monitors	7.4	8.8	11.0
Integrated Solution Group:
SLC	Highly integrated system- on-a-chip solutions featuring embedded Flash technology	Cellular phones, flat panel displays, digital still cameras, smart cards, PDAs, electronic dictionaries, digital audio products	7.6	6.3	6.3
Microelectronics and Memory Solution Group
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
     Applications. ROMs are used for applications in a wide range of electronic products, including the storage of software for video games and data storage for office automation equipment, such as fonts for laser printers and dictionary data for word processors, as well as applications for pre-recorded MP3 music, mobile telecommunications, pachinko machines, multimedia devices, copy machines and GPS.
     We manufacture ROMs using 0.45 micron and 0.11 micron patented process technology in densities ranging from 1Mb to 1Gb and in a variety of configurations. We believe that our patented technology allows us to produce ROM products that are smaller in size and with higher densities than the ROM products from our competitors. We migrated our process technology to 0.18 micron in the second half of 2000 to 0.15 micron in 2002 and successfully migrated our process technology to 0.13 micron for Flash in the second quarter of 2006 and 0.10 micron for ROM in the first quarter of 2007.
     Although the majority of the circuitry in a ROM chip is based on a relatively standard design, we often incorporate customer design specifications into application-specific portions of the circuitry during the manufacturing process. For example, we have delivered ROM products with densities ranging from 4 Mb to 32 Mb for use in memory cards of different form factors for use in a variety of consumer electronic devices.
     We also manufacture a range of ROM products that are compatible with Flash products. This provides our customers with the benefit of compatibility and the flexibility of using our Flash devices during their design and development stages where software modifications are required, while using our ROM devices in the mass production of their products without the need for software modification.
     We have developed, and began to ship from the end of 2004, 64Mb, 128Mb and 256 Mb one-time programmable memory products based on 2 bit per cell NBit technology, which we term as XtraROM. In addition, we have launched pilot programs for 512Mb and 1Gb one-time programmable memory products. Our XtraROM can be electrically programmed in a similar manner to EPROMs, which allows our customer turnaround time to be reduced from weeks for Mask ROM to a few days for XtraROM. In the future, we expect that XtraROM will progressively replace Mask ROM if we are successful in developing one-time programmable memory products based on 4 bit per cell NBit technology.
     The following table provides an overview of our principal Mask ROM and XtraROM products, and the percentage of net Mask ROM and XtraROM sales revenue represented by these products in 2004, 2005 and 2006:

		% of our net Mask ROM and
		XtraROM sales
		Year ended December 31,
Density	Sample applications	2004	2005	2006
512 Mb(1)	Games, entertainment	3.9	17.0	32.0
256 Mb(1)	Games, memory cards	15.4	23.6	30.5
128 Mb(1)	Games, PDAs	32.7	19.0	10.3
64Mb	Word processors, games, PDAs, STBs, databanks, printers	21.4	23.3	15.0
32 Mb	Games, DVDs, data communications	13.0	9.0	5.9
16 Mb	Games, word processors	9.0	5.1	2.5
8 Mb	Sound cards, data banks, BIOS, games, sound cards	3.9	2.3	1.3
4 Mb	PHSs, data banks, games	0.4	0.6	1.4
Other	Pages, data banks, STBs, BIOS, games, word processors, networking	0.1	0.1	1.1

(1)	Includes XtraROM products.
     Competition. The Mask ROM industry is highly competitive. Our major competitors include Oki, NEC and Hynix.
We believe that with our relative flexibility in adjusting our product mix and allocating our capacity in Fab II and pursuant to our agreement with Powerchip to purchase 12-inch wafers, we should be well positioned in the ROM market over the next few years. In the future, we plan to increase our emphasis on high-density ROM products for use in the games industry, as well as to explore the demand for applications in other industries to increase demand for our ROM products.
     We plan to maintain our leadership in the ROM market by participating in the product design process of our existing and prospective customers at an early stage to ensure that our ROM products meet the requirements in their high-end mobile consumer goods, such as cellular phones and MP3 players. We also plan to diversify our customer base to increase the variety of applications of our ROM products in the markets for telecommunications products, toys and entertainment products, personal digital assistants and office automation equipment.
     Competing technologies to ROM include CD-ROMs, DVD-ROMs, magnetic disks and on-demand software available through telephone-linked and Internet databases.
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

     The two current major architectural standards for Flash products are the NOR and NAND standards. These standards are differentiated largely by the manner in which the Flash products write and erase data. The NOR design architecture, commonly known as Code Flash, produces faster devices but does not support high-density products at a competitive price. NAND design architecture, commonly known as Data Flash, can support higher density Flash products at lower cost, but cannot be used for random access code storage purposes and thus has a higher latency time; NOR-based flash memory remains the technology of choice for code-execution applications because of its fast read speed.
     We produce our proprietary PAC-AND design architecture for 0.15 micron process technology, and focus our resources on the development of products based on NBit technology and the mainstream ETOX (EPROM tunnel oxide) design. Our research efforts currently include the development of 75nm process technology for NOR Flash products based on mainstream ETOX technology.
     To support massive content storage as required by the handheld game or portable devices like e-dictionary and portable multimedia players, we have successfully developed a core technology to achieve two-bit-per-cell operation based on a novel technology licensed from Saifun Semiconductor Ltd. (“Saifun”), known as the NROM technology. Such technology has the advantage of simple process steps and reduced cell size that result in high-yielding and low cost products. We have established “XtraROM” as the unique trade mark of the NROM product family and it has been well accepted by major customers like Nintendo and Pachinko. See “Item 5. Operating and Financial Review and Prospects — Intellectual Property”. NROM technology enjoys significant advantages over conventional “floating gate” devices, requiring simpler masking steps and allowing smaller bit size and die size and production cost efficiencies. We achieved Flash standard specifications and introduced 64Mb Code Flash products based on two bit per cell and 0.25 micron process technology in the second half of 2004. The following table provides an overview of our principal Flash products and the percentage of Flash memory net sales revenue represented by these products in 2004, 2005 and 2006:

		% of our net Flash memory sales
		Year ended December 31,
Density	Sample applications	2004	2005	2006
256 Mb	Games	—	0.3	2.8
128 Mb	Games	0.5	0.7	1.2
64 Mb	Games, printers, STBs	5.3	11.1	10.1
32 Mb	Printers, PDAs, digital still cameras, ADSL products	18.7	24.1	26.0
16 Mb	STBs, communication boxes, printers, musical devices, games, web TVs, cellular phones	29.1	31.2	33.8
8 Mb	DVD Players, STBs, ISDN boxes	25.3	17.4	11.3
4 Mb	BIOS, CD R/W drives, cable modems	17.1	11.8	8.2
2 Mb	BIOS, HDDs, CD R/W drives, communication boxes	1.5	2.0	2.8
1 Mb	BIOS, HDDs, games, DVD-ROM drives	2.1	1.1	3.2
Other	BIOS, HDDs, games	0.3	0.3	0.6
     Competition. The Flash market has been characterized by long production cycles, complex processes, competing technologies and intense overall competition. Currently, the market for Code Flash (NOR Flash) products, in which our Flash products compete, is dominated by Spansion, Intel and STMicroelectronics. We believe our global market share for Code Flash products has been increasing in recent years. However, due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into 2005. This decline stabilized in 2006. We currently focus on low density products in various applications, and we cooperate with core chip designers to build our products so that we can secure orders and increase our market share. In the future, we plan to focus on higher density Flash products by using our own proprietary technology in order to further increase our market share.
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
Strategic Manufacturing Services
     We focus on providing value-added foundry services, which center on providing application-specific solutions to our strategic customers. We use our strategic manufacturing services to develop customer relationships with these customers.
     Competition. We do not plan to compete with foundries with respect to these services, and provide strategic manufacturing services to selected customers primarily to complement our other services.
Integrated Solution Group / Wholly-Owned Subsidiary Companies The principal products of our integrated solution group are SLC and multimedia products. In 2001, we extended our expertise from the non-volatile memory market into the logic area by combining SLC products with embedded memory to offer comprehensive system solutions to our customers. Unlike with memory products, our emphasis on SLC and multimedia products is centered more on product design than on fabrication. One of the responsibilities of our integrated solution group is to coordinate and integrate our development efforts of our integrated solution group with those of our subsidiaries and strategic investment entities which enables us to focus on identified platforms such as cellular phones. Some of our solutions have therefore been primarily or jointly developed by our subsidiaries or strategic investment entities. For example, Magic Pixel, our previous subsidiary, in which we still hold a 44.9% interest, developed some of our multimedia-related solutions, such as digital still camera controllers, LCD controllers and camera phone controllers, and Biomorphic Microsystems Corporation, one of our subsidiaries, developed some of the integrated circuit components in our CMOS sensor camera module used in cellular phones.
     We have spun-off four internal companies (which used to be departments within our Integrated Solution Group) into four wholly-owned subsidiaries since January 1, 2007, focusing on Mobile Audio IC (which will include speech processors, sound generator chips and audio processors for cellular phones and other audio applications), Base Band IC (which will offer GSM and GPRS solutions for cellular phone-related applications), Mobile Payment solution (which includes SIM Card IC, microcontroller and portable LCD solutions) and Design Service (which will create and operate front and back-end design service environments for IC product design customers).
     In our wholly-owned subsidiaries, we have focused on developing products based on our audio, video, communications and microcontrollers technology platforms and have identified two major application platforms with respect to which we focus development of our solutions:
•	cellular phone-related solutions; and

•	portable LCD-related solutions.
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
     Digital Still Camera Controller. In 2005, we provided to our customers a digital still camera controller that supports up to 16 million pixels, for use in digital cameras, including cellular phone digital cameras. Starting from 2006, we stopped offering this product and the product is now offered by Magic Pixel, a company in which we hold a 44.9% interest.

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
Customers
General
     We emphasize customer relations as a key to our growth and profitability. As a key aspect of our customer development strategy, we strive to have major global computer and electronics companies accept our products for use in their devices, and seek to do this in part by participating in the product design process of our existing and prospective customers at an early stage to ensure that our products meet their present and future requirements. We also strive to supply products to original equipment manufacturers and subcontractors, who in turn supply these products to computer, communications and consumer electronics companies. We also plan to continue to leverage our ROM business with our existing and potential customers, thereby expanding our ability to cross-sell and diversify product mix and customer base.
Top Customers
     The following table sets forth top customers (by sales) of our products by percentage of our net sales revenue in 2004, 2005 and 2006 and the type of product purchased:

	% of net sales revenue
	Year ended December 31
Customers	2004	2005	2006	Products purchased
NINTENDO	22.4	29.2	34.1	ROM, Flash, SLC
LG	3.4	5.0	5.6	ROM, Flash
HIMAX	0.2	3.7	5.2	Flash, SMS
HP	5.3	4.1	4.4	ROM, Flash
SAMSUNG	1.0	1.1	2.4	Flash, ROM, SLC
SUNPLUS	0.2	1.3	2.0	ROM, SMS
HONFFUJIN	0.7	1.8	1.9	Flash
ASUSTEK	0.7	1.3	1.6	Flash, SLC
SONIX	0.6	1.0	1.4	Flash, ROM, SLC
SONY	1.0	2.2	1.4	ROM, Flash
Nintendo
     The percentage of our total net sales revenue derived from Megachips, which on-sells our products to Nintendo, was 22.4% in 2004, 29.2% in 2005 and 34.1% in 2006. Nintendo is one of the world’s largest users of ROMs, which are used in Nintendo hand-held gaming devices, including Game Boy Advance, Nintendo Dual Screen and Dual Screen Life. We have historically, since the beginning of our relationship, sold our products to Nintendo through Megachips, although we work directly with Nintendo with regard to technical matters. We believe that our long-term relationship with Nintendo is based on trust, as evidenced by the fact that Nintendo supplies sensitive game codes to us as part of the design and production process. Our relationship is also predicated on our ability to supply quality products in a timely manner at competitive prices.
     We primarily produce ROMs used in game cartridges for Nintendo’s handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, Game Boy Advance Super, which was released in 2003, Nintendo Dual Screen, which was released in December 2004, and Dual Screen Life, which was released in 2006. We expect that demand for ROMs for handheld gaming devices will continue to increase. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.
     In the third quarter of 2001, we entered into a capital lease agreement with Nintendo for the use of manufacturing equipment with a cost of NT$1,751 million payable over a thirty-six month period in monthly installments from July 31, 2002 to June 30, 2005. We have now acquired title to the manufacturing equipment.
LG Electronics Inc.
     We have been increasing our focus on the market in South Korea and developing our business relationship with LG in recent years. We supply ROM and Flash products to LG. The percentage of our total net sales revenue derived from sales to LG was 3.4% in 2004, 5.0% in 2005 and 5.6% in 2006.
HIMAX
          Himax is our SMS customer. We provide foundry services for Himax. The main products are TFT/LCD driver ICs / controller ICs. The percentage of our total net sales revenue derived from sales to Himax was 0.2% in 2004, 3.7% in 2005 and 5.2% in 2006.
Hewlett Packard
     We are the main supplier of ROMs to Hewlett-Packard, the world’s largest manufacturer of laser and inkjet printers, which require ROMs to store fonts in its laser and inkjet printers. We have had a relationship with Hewlett-Packard for over 10 years. We also supply Flash to Hewlett-Packard. The percentage of our total net sales revenue derived from sales to Hewlett Packard was 5.3% in 2004, 4.1% in 2005 and 4.4% in 2006.
Sales and Marketing
     We distribute our products on a global basis. The following table sets forth percentages of net sales revenue based on the geographic regions of our customers:

	Year ended December 31,
Area	2004	2005	2006
		(%)
Japan	35.8	40.8	42.1
Taiwan	33.5	29.8	31.5
Hong Kong, the P.R.C., Singapore and South Korea	21.9	21.6	19.6
United States	4.2	3.3	1.4
Europe and other	4.6	4.5	5.4

	100.0	100.0	100.0

     We have relationships with over 199 distributors and manufacturers’ representatives to market our products worldwide. The distributors purchase our products at a discount while the manufacturers’ representatives generally receive a commission of 5% of the goods sold. We maintain sales offices in Taipei, San Jose, Belgium, Kawasaki, Singapore and Hong Kong. These offices conduct sales efforts and monitor the effectiveness of distributors and manufacturers’ representatives.
     We originate sales for our products within Taiwan either directly from our Taipei sales office or through non-exclusive distributorships. Sales to Asia excluding Taiwan and Japan are also conducted through non-exclusive distributorships. Sales to Nintendo are made indirectly through Megachips. Megachips receives a discount on all products purchased from us.
     We sell our products in Japan (with the exception of sales to Nintendo, which is conducted solely through Megachips) through third-party distributors with marketing and technical support from our sales office in Kawasaki. These distributors usually maintain small inventories and they distribute our products in Japan on a non-exclusive basis. Our customers in Japan include major Japanese semiconductor and consumer electronics product manufacturers.
     We sell and distribute our products in North America and Europe through our wholly-owned subsidiaries, Macronix America and Macronix Europe N.V., respectively, which sell the products through manufacturers’ representatives and distributors. Representatives generally do not maintain a product inventory; instead, their customers place orders directly with us. Distributors generally handle smaller volume orders and they usually maintain small inventories but also carry competitors’ products. Our agreements with our representatives and domestic and international distributors are generally terminable by either party on short notice.
Manufacturing and Quality Control
Manufacturing
     We use complementary metal oxide silicon process technology to manufacture our semiconductor products. This manufacturing technology involves a sequence of numerous complex processes in which 200 to 500 different steps are taken in the manufacture of a single chip. These steps include a series of cleaning, patterning, etching, deposition and implantation processes. At the end of these processes, the chips are tested for functionality and assembled. Depending on the product line, we either sub-contract this “back-end” work to companies in Taiwan and Hong Kong, including Advanced Semiconductor Engineering Inc., Siliconware Precision Industries Co., Ltd. and other R.O.C. assembly subcontractors, or perform the work ourselves. In 2005 and 2006, we sub-contracted part of the testing and assembly of our SLC products, while testing most of our ROM products internally.
     The following table sets forth our wafer fabrication capacity, in terms of wafers per month, at Fab I and Fab II as of December 31, 2004, 2005 and 2006, and our expected capacity as of December 31, 2007, which is subject to adjustment depending on market conditions and product mix:

	2004	2005	2006	2007
Fab I (six-inch wafers)	34,000	32,000	33,000	35,000
Fab II (eight-inch wafers)	44,000	44,000	49,000	49,000
     In order to maintain the utilization rate at Fab I, which uses 0.32 micron and above process technology, and minimize the amount of new investment required, we have allocated to Fab I manufacturing of products that do not require leading edge technologies, such as low-density Flash and ROM products and certain of our SLC and SMS products, including high voltage, MEMS and embedded ROM products.
     We began to manufacture ROMs at Fab II at line widths of 0.18 micron from the second half of 2000, then migrated to 0.15 micron in 2002 and successfully migrated to 0.13 micron process technology for Flash in the second quarter of 2006 and 0.10 micron for ROM in the first quarter of 2007. We also converted a significant part of our ROM manufacturing capacity in Fab II to Flash manufacturing capacity in 2005.
     Our sales and capacity utilization tend to follow seasonal trends, particularly with respect to ROM, and typically peak around the end of the third quarter and the beginning of the fourth quarter of each year. In order to maximize our capacity utilization rate during the low season and to cope with demands during the high season, we typically use our excess capacity during the low season to build up an inventory of partially manufactured ROMs and store them in ROM banks. This then allows us to complete the manufacture of ROMs, incorporating our customers’ software codes, in a shorter time during the high season. See “Item 5. Operating and Financial Review and Prospects — Overview — General” for quarterly capacity utilization rates for the past three years and “Item 5. Operating and Financial Review and Prospects — Capital Resources and Capital Expenditures” for our capital expenditure plans.
In April 2006, we sold Fab III, along with a clean room and certain adjacent facilities and equipment, to Powerchip Semiconductor Corporation, as we did not have immediate plans to utilize Fab III. As part of the sale, Powerchip agreed to supply sufficient 12-inch wafers. We will purchase these wafers for our advanced process technology development.
Tower Semiconductor
     In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor whereby Tower Semiconductor will provide silicon wafer manufacturing processing services to us that can employ its microFLASH(r) technology. This technology is based on the proprietary NROM technology licensed from Saifun. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. To date, due to adverse market conditions, we have placed orders for fewer wafers than we could have required Tower Semiconductor to manufacture for us, and have used Tower’s manufacturing services to manufacture only our EPROM and SLC products.
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
Quality Control
     All of our products undergo final testing before shipment. As a result, externally packaged chips are returned to us for final testing before shipment. However, we plan to sub-contract final testing work, which will allows us to use the sub-contractors’ drop shipment services.
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
     We received the International Standards Organization (“ISO”) 9001 certification in January 1994 from the Lloyd’s Register Quality Assurance for our quality management system. In August 1997, we received the ISO 14001 certification for our environmental management system. In September 2001, we received the Quality System 9000 certification from the Lloyd’s Register Quality Assurance for our quality system. In March 2002, we received the Occupation Health and Safety Assessment Series (“OHSAS”) 18001 certification for our occupational health and safety assessment. In January 2004, we received the ISO/TS 16949 certification from the Lloyd’s Register Quality Assurance for our quality system. The certification process involves subjecting our production processes and the quality management systems at our factories to review and surveillance for various periods. The ISO certifications also provide independent verification to our customers as to the quality control in our manufacturing processes. We received the SONY Green Partner certification in June 2004 for Environmental Quality Management. We also received the Eco-Partner certificate from Samsung and the Certificate of Green Activity from Canon in 2005.
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
     The prices of most of the raw materials used by us have been relatively stable during the period of our operation. Raw material costs as a percentage of our net sales revenue was 4.5% in 2004, 5.3% in 2005 and 6.0% in 2006. We currently believe that if we were to lose access to one or more of our suppliers, we would be able to obtain substitute quantities from other suppliers without any material interruption of our operations and without any material adverse effect on the price we would pay for the relevant supplies.
Silicon Wafers
     Our future growth will depend in large part on securing a continuous supply of both six-inch and eight-inch wafers. Wafer capacity in the semiconductor industry has from time to time been, and in the future may be, insufficient. However, in anticipation of possible shortages, we maintain a one and one-half month inventory of six-inch wafers and a two-month inventory of eight-inch wafers. Between December 31, 2004 and December 31, 2005, prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 8.3%. Between December 31, 2005 and December 31, 2006, prices for six-inch wafers and for eight-inch wafers both decreased on average by approximately 14%.
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

     Since the beginning of 2002, at times Taiwan has experienced serious water shortages, particularly in the northern Taiwan region. The R.O.C. government has taken a series of measures to alleviate the impact of any water shortage, including restricting agricultural water usage. However, if a water shortage occurs again, the government may further restrict industrial water usage and our production may be materially adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — We are vulnerable to natural disasters and other events beyond our control, which could severely disrupt the normal operation of our business and adversely affect our operating results”. To alleviate long-term water shortages, the government has constructed a major pipeline connecting the Science Park to a reservoir in Miao-li County.
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
Environmental Matters
     The semiconductor production process generates gaseous chemical waste, liquid waste, waste water and other industrial waste in various stages of the manufacturing process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations at our fabs are subject to regulation and periodic monitoring by the R.O.C. Environmental Protection Administration and local environmental protection authorities. Over the course of our operating history, we have consistently invested in equipment and processes designed to comply fully with our environmental responsibilities.
     We spent an aggregate of NT$110 million in installing pollution prevention equipment, operation, waste treatment and pollutant composition in 2004, NT$139 million in 2005 and NT$659 million (US$20.2 million) in 2006. We dispatch some of our industrial waste solvents for disposal by outside waste treatment companies approved by the R.O.C. Environmental Protection Administration. Certain common waste gases are processed and disposed of by the Science Park environmental cleaning team. In addition, we have also established environmental protection policies and have put in place environmental management teams trained by the R.O.C. Environmental Protection Administration. Fab II was designed as an environmentally friendly facility and includes a modern waste water treatment and recycling system. We received ISO 14001 certification for our environment management system in August 1997.
     We believe that our current and proposed operations comply in all material respects with all presently applicable environmental laws and regulations.

Insurance
     Our insurance coverage as of December 31, 2006 includes:
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
Strategic Investments
     We have made and expect to continue to make a series of equity joint venture and strategic investments in companies located in Taiwan and elsewhere. We believe that our participation in these companies allows us to enhance and complement our product offerings, expand our capacity, secure access to raw materials and services and keep up-to-date with technological changes in the semiconductor industry. As of December 31, 2006, these participations included:
•	Tower Semiconductor, Ltd. (“Tower Semiconductor”) — An 8.7% indirect interest in Tower Semiconductor. Tower Semiconductor is an independent foundry manufacturer of semiconductor integrated circuits on silicon wafers. As at December 31, 2006, Tower Semiconductor had a capital of US$588.8 million, net assets of US$133 million and accumulated deficits of US$646.7 million. For the year ended December 31, 2006, Tower Semiconductor recorded a net loss of US$86.9 million. As of December 31, 2006, we held the shares of Tower Semiconductor at a book value of NT$489 million (US$15.0 million). The shares of Tower Semiconductor held by us are fully paid-up. For the year ended December 31, 2006, we did not receive any dividend on the shares of Tower Semiconductor. For the year ended December 31, 2006 there were no inter-company loans between us and Tower Semiconductor.

•	Magic Pixel Inc. — A 44.9% direct and indirect equity interest in Magic Pixel Inc., which focuses on IC design of video and related products. Our shareholding was diluted in 2003 from 100% as a result of a private placement of shares by Magic Pixel Inc. to its employees.

•	Ardentec Corporation — An 8.2% direct interest in Ardentec Corporation. Ardentec provides semiconductor testing solutions in memory, logic, and mixed-signal ICs to integrated device manufacturers (IDMs), pure play wafer foundry companies, and fabless design companies. The primary service focus at Ardentec is on wafer test.

C. Organizational Structure
     The following table sets forth the identity of our subsidiaries and their jurisdictions of incorporation as of December 31, 2006.

			Direct or
			Indirect
		Jurisdiction of	Equity
Name of subsidiary	Main business	incorporation	Interest (1)
Hui Ying Investment Ltd.	Investment	Taiwan, R.O.C.	100%
Run Hong Investment Ltd.	Investment	Taiwan, R.O.C.	100%
Macronix America, Inc.	Sales and marketing	California, U.S.A.	100%
Macronix Europe N.V.	Sales and marketing	Belgium	100%
Macronix (B.V.I.) Co., Ltd.	Investment	British Virgin Islands	100%
New Trend Technology Inc.	IC design	California, U.S.A.	100%
Macronix Pte Ltd.	Sales and marketing	Singapore	100%
MaxNova Inc.	IC design	Taiwan, R.O.C.	92.26%
Macronix Japan (Cayman Islands)	Investment	Cayman Islands	100%
Macronix (Hong Kong) Co., Ltd.	Sales and marketing	Hong Kong	100%
Macronix Microelectronics (Suzhou) Co., Ltd	System Solution	Suzhou China	100%
Biomorphic Microsystems Corporation	IC design	Taiwan, R.O.C	54.77%
MaxRise Inc.	IC design	Taiwan, R.O.C	100%
Modiotek Co.,Ltd.	IC design	Taiwan, R.O.C	100%
Infomax Communication Co.,Ltd.	IC design	Taiwan, R.O.C	100%
Mxtran Inc.	IC design	Taiwan, R.O.C	100%
Gateway Silicon Inc.	IC design	Taiwan, R.O.C	100%

(1)	Direct or indirect equity interest is the same as proportion of voting power held.
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
     Fab II commenced commercial operations in October 1997. Fab II occupies approximately 883,000 square feet on land that is leased from the Science Park Administration. The lease expires in June 2015 but is renewable at our option. The facility has a production area of approximately 84,000 square feet and a production support area of approximately 32,000 square feet. Space has also been reserved for testing facilities in Fab II, although Fab II currently shares Fab I’s test operations plant for all of Fab II’s eight-inch wafers. Fab II has modernized production equipment, incorporates computer automated production systems and will be able to support 0.10 micron process technology without the need for major upgrades. Fab II is equipped with a total energy management system and an advanced waste treatment system. We own all the facilities comprising Fab I and Fab II. See “Item 5. Operating and Financial Review and Prospects — Overview — General” for our capacity utilization rates, “Item 5. Operating and Financial Review and Prospects — Capital Resources and Capital Expenditures” for our capital expenditure plan to construct, expand or improve facilities and “— B. Business Overview — Manufacturing and Quality Control — Manufacturing” for our wafer fabrication capacity at Fab I and Fab II.
     The Science Park Administration has granted us a parcel of land adjacent to our Fab II under a lease that is renewable annually for a maximum of 20 years. This land is to be used to build research and development laboratories.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report. These financial statements have been prepared in accordance with R.O.C. GAAP, which differ in certain material respects from U.S. GAAP. See note 28 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report and “– Results of Operations – U.S. GAAP Reconciliation”.
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
     The semiconductor industry began to show signs of recovery at the end of the second quarter of 2003. In particular, we recorded a reversal of inventory and spare parts loss provision of NT$1,185 million in 2003. In 2003, net sales revenue increased by 7.4% compared to 2002, but our cost of goods sold continued to exceed our net sales revenue, resulting in a realized gross loss of NT$2,942 million and an operating loss of NT$7,684 million. In 2003, we recorded a net loss of NT$8,198 million.
     Although conditions in the semiconductor industry improved between the third quarter of 2003 and the first half of 2004, the industry experienced another downturn that began in the second half of 2004 and continued throughout 2005. We recorded a reversal of inventory and spare parts loss provision of NT$919 million in 2004 and our net sales revenue increased by 32.0% in 2004 compared to 2003, reflecting the recovery that continued during the first half of 2004. For 2005, we recorded a gross profit of NT$242 million, an operating loss of NT$4,875 million and net loss of NT$7,027 million.
     Industry conditions improved in 2006. Meanwhile, due to increased sales of Nintendo’s products, our net sales revenue increased and we began to yield a profit from the third quarter of 2006. See “— Results of Operations” for further analysis.
     Our capacity utilization rate is calculated using our actual production in the respective period divided by total production capacity. Our quarterly capacity utilization rates were, respectively, approximately 91%, 100%, 103% and 88% in 2004, approximately 53%, 81%, 107% and 106% in 2005 and approximately 89%, 102%, 104% and 98% in 2006. Our capacity utilization for the first quarter of 2007 was 92%. We cannot assure you that our capacity utilization rates will not decline in the future.
     Nintendo continued to be our single largest customer in 2004, 2005 and 2006. We primarily produce ROMs used in game cartridges for Nintendo’s handheld gaming devices, including Game Boy Advance, which was released in the spring of 2001, Game Boy Advance Super, which was released in 2003, and Nintendo Dual Screen, which was released in December 2004. Our sales of ROMs to Nintendo in 2004, 2005 and 2006 for use in Game Boy Advance and Nintendo Dual Screen software cartridges accounted for a large portion of our total sales of ROMs. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company — Increasing concentration of sales to Nintendo means that any delay or reduction in orders by Nintendo or the loss of Nintendo as a customer could result in the loss of a significant portion of our revenue”.

     We continue to make adjustments in our product mix and in our customer profile on an on-going basis. See “Item 4. Information on the Company — B. Business Overview — Our Strategy”.
     For certain material developments of our company with respect to our financial condition and results of operations since December 31, 2006, please refer to the discussion set forth in “Item 4. Information on the Company — A. History and Development of the Company” included elsewhere in this annual report.
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
Product Pricing Trends
     The global semiconductor industry is highly competitive, and average selling prices typically decrease over the life of a semiconductor product. Average selling prices for our ROM and Flash memory products have generally declined on an annual basis since 1995, with the exception of 2000 and ROM products in 2003, as discussed below. We seek to offset this general decline in average selling prices by constantly improving the density, sophistication and performance of our products and by customizing our products to suit the needs of our strategic partners and other customers. In addition, we rely on our leadership, market share and technology in the ROM market to minimize the impact of a general decline in average selling prices. When this approach is successful, particularly in the ROM market, we may be able to minimize declines in the average selling prices of our products and maintain our gross profit margins despite general industry-wide declines.
     In 2001, we experienced a decrease in the average selling prices for almost all of our memory products, particularly Flash products, as compared to 2000. These price declines continued throughout 2001 and 2002. In 2003, prices for Flash products continued to decline while prices for ROM products increased slightly due to more shipments of higher density ROM products. For the full year 2004, average selling prices for ROM products decreased slightly while prices for Flash products increased, although due to market conditions, average selling prices for our Flash products declined sharply beginning in the third quarter of 2004 and continuing into 2005. The average selling prices for both ROM and Flash slightly increased in 2006 because of higher density per unit and a stable market situation.
     The following table sets forth the average selling prices per die for our ROM and Flash products for the periods indicated:

	Year ended December 31
	2004	2005	2006
		(NT$ per die)
ROM	54.2	50.3	55.5
Flash	45.8	25.7	26.4
     The following table sets forth the average megabit (Mb) per die for our ROM and Flash memory products for the periods indicated:

	Year ended December 31
	2004	2005	2006
		(Mb per die)
ROM (1)	75.3	114.3	185.2
Flash	11.7	14.4	16.7

(1)	The significant increase in megabit per die for ROM products from 2004 to 2006 resulted from the increase in demand for high-density ROM products.

Cost of Goods Sold
     Our cost of goods sold consists principally of:
•	overhead, including depreciation of property, plant and equipment and amortization of intangible assets;

•	costs of raw materials, including wafers, chemicals and other inputs, for semiconductor fabrication;

•	costs of outsourcing production to third parties;

•	direct labor costs; and

•	service charges paid for testing and packaging services.
     As a result of the price trend discussed above, beginning in 2002 our cost of goods sold, a substantial portion of which consists of depreciation and amortization, was higher than our net sales revenue. For this reason, in 2003, our cost of goods sold remained higher than our net sales revenue, which resulted in a realized gross loss of NT$2,942 million and an operating loss of NT$7,684 million. In 2004, our cost of goods sold was lower than our net sales revenue, which resulted in a realized gross profit of NT$4,388 million and an operating loss of NT$349 million. In 2005, our cost of goods sold was lower than our net sales revenue, which resulted in a realized gross profit of NT$242 million and an operating loss of NT$4,875 million. In 2006, our cost of goods sold was lower than our net sales revenue, which resulted in a realized gross profit of NT$7,529 million and an operating profit of NT$1,875 million.
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
     An additional element affecting our overall profitability is the impact of our capital expenditure program, which will result in higher depreciation costs, as well as interest charges accruing from the debt incurred to finance our capital expansion. In 2003, depreciation and amortization increased by 6.2% from NT$8,742 million in 2002 to NT$9,287 million due to the capital expansion program at Fab II and the commencement of depreciation at Fab III. The level of our depreciation expense peaked in 2003. In 2004, depreciation and amortization decreased by 18.6% from NT$9,287 million in 2003 to NT$7,562 million. In 2005, depreciation and amortization decreased by 4.1% from NT$7,562 million to NT$7,253 million. In 2006, depreciation and amortization decreased by 23.5% from NT$7,253 million to NT$5,545 million (US$170.1 million). Although we anticipate that our depreciation expense will continue to decrease in 2007 since we sold Fab III to Powerchip in 2006 and part of our machinery has been fully depreciated, our future depreciation expense will depend on our capital expenditure program.
     In 2004, 2005 and 2006, our depreciation expense was NT$7,092 million, NT$6,741 million, and NT$5,260 million (US$161.4 million), and represented 30.3%, 35.7% and 22.3% of net sales revenue, respectively. In 2004, the decrease in depreciation expense as a percentage of net sales revenue reflected the decrease in depreciation expenses and the increase in net sales revenue. In 2005, the increase in depreciation expense as a percentage of net sales revenue resulted from the decrease in net sales revenue. In 2006, the decrease in depreciation expense as a percentage of net sales revenue reflected the decrease in depreciation expenses and the increase in net sales revenue.
     We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves commercial levels of utilization. In periods of depressed industry conditions, such as those that prevailed in 2001, 2002, the first half of 2003 and the second half of 2004 through 2005, we may experience lower than expected demand from customers and a sharp decline in average selling prices, resulting in an increase in depreciation expense relative to net sales revenue.
Inventory
     Due to seasonal fluctuations in the demand for our products, we choose to build up inventory during low demand periods to decrease customer turnaround time and to minimize fluctuations in levels of production during the year. This seasonal buildup in our inventory increases our risk of inventory loss due to obsolescence.

     Adverse market conditions in the semiconductor industry between the second half of 2000 and the first half of 2003 resulted in a decline in average selling prices for our products generally and a corresponding decrease in the stated value of our inventories. We make provisions for inventory and spare parts loss based on product age and our evaluation of historical data and projected sales price and volume to determine current trends so as to identify products or product classes that are at risk of obsolescence or are slow moving. We recorded a reversal of inventory and spare parts loss provision of NT$919 million in 2004 and NT$477 million in 2005 due to improving market conditions. In 2006, the average selling prices of our products declined again and we recorded a loss on inventory valuation and obsolescence of NT$3 million (US$0.1 million).
Research and Development
     We believe that research and development is critical to our future success. We incurred expenses of NT$2,577 million in 2004, NT$3,110 million in 2005 and NT$3,439 million (US$105.5 million) in 2006 on research and development, or11.0%, 16.5% and 14.6% of net sales revenue in those periods, respectively. See “— Results of Operations” for a more detailed discussion of our research and development expenditures.
Cost Reduction Initiatives
     Our average selling prices for our products have generally declined over time. As a result, we need to reduce our costs continuously in order to maintain the margins on our products. The need for such measures will increase following our strategy to increase our production of Flash products, which have a higher per unit cost. We seek to reduce our unit fixed costs by focusing on technology migration and product development, as well as improving manufacturing capabilities and maximizing sales volumes and capacity utilization. In addition, we seek to leverage our memory products capabilities for strategic manufacturing services for certain key customers in order to minimize capacity loss during slow demand periods. For example, we have been able to obtain cost reductions through our continuing efforts to improve yields of functional dies per wafer, decrease line widths by improving die-size technology and increase economies of scale. We currently employ 0.4 micron process technology, 0.35 micron process technology and, to a limited extent, 0.32 micron process technology for certain chips at Fab I. We originally employed 0.25 micron process technology at Fab II for our primary ROM products. We migrated to 0.18 micron process technology for our ROM products produced at Fab II in the second half of 2000, and successfully migrated to 0.15 micron process technology for both Flash and ROM in the fourth quarter of 2002. We began mass production using 0.15 micron process technology for Flash in the second quarter of 2003. We migrated to 0.13 micron process technology for ROM and Flash products produced at Fab II in the second quarter of 2006.
Production Capacity
     In 2004, our wafer production in terms of eight-inch wafer equivalents increased 44.0% to 640,548 wafers. In 2005, our wafer production decreased 1.4% to 631,464 wafers. In 2006, our wafer production increased 23% to 775,578 wafers.
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
     The following table sets forth our wafer production (eight-inch equivalents) by product for each of the periods indicated:

	Year ended December 31,
	2004		2005		2006
	(number of	(% of total	(number of	(% of total	(number of	(% of total
	wafers)	production)	wafers)	production)	wafers)	production)
ROM	236,722	37.0	303,605	48.1	394,029	50.8
Flash	288,747	45.0	192,536	30.5	180,512	23.3
EPROM	1,013	0.2	1,319	0.2	576	0.1
SMS	69,734	10.9	114,149	18.1	191,557	24.7
SLC (1)	44,332	6.9	19,855	3.1	8,904	1.1

Total	640,548	100.0	631,464	100.0	775,578	100.0

(1)	Yields of dies per wafer vary with each type of logic product manufactured by us and a change in product mix may cause variations in both wafer production and dies per wafer.
Geographic Markets
     We distribute our products to a wide variety of customers in a number of geographical markets, including:
•	Japan;

•	Taiwan;

•	Singapore and Hong Kong;

•	the United States; and

•	Europe.
     The following table sets forth the breakdown of our net sales revenue and percentages of net sales revenue by geographic regions, based on sales generated by our sales branches located in such regions:

	Year ended December 31 (1)
	2004		2005		2006
	(millions	(% of total net sales	(millions	(% of total net	(millions	(% of total net
	in NT$)	revenue)	in NT$)	sales revenue)	in NT$)	sales revenue)
Japan	8,364	35.8	7,707	40.8	9,907	42.1
Taiwan	7,839	33.5	5,636	29.8	7,409	31.5
Singapore and Hong Kong	5,119	21.9	4,076	21.6	4,611	19.6
United States	981	4.2	629	3.3	329	1.4
Europe	1,077	4.6	860	4.5	1,257	5.4

Total	23,380	100.0	18,908	100.0	23,513	100.0

(1)	See note 27 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 for a discussion of our export sales. The numbers in this table do not represent sales by shipping destination or by end customer origin.
     Our sales to Japan are generally denominated in U.S. dollars and Japanese yen, our sales to Taiwan are generally denominated in U.S. dollars and N.T. dollars, and our sales to other countries are generally denominated in U.S. dollars. In 2004, 2005 and 2006, 96.2%, 97.1% and 98.93%, respectively, of our net sales revenue was denominated in currencies other than N.T. dollars, primarily U.S. dollars and Japanese yen.
Critical Accounting Policies
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with R.O.C. GAAP. We also provide a reconciliation from our R.O.C. GAAP financial statements to U.S. GAAP in note 28 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We record estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     The following are the critical accounting policies that we believe are both significant in the preparation of our consolidated financial statements and involve the need for management to make estimates about the effect of matters that are uncertain in nature.

Allowances for doubtful accounts
     We record provisions for doubtful accounts based on a percentage of accounts receivables due from our customers. We determine this percentage by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers or economic conditions in general deteriorate, additional allowances may be required in the future, which would increase our operating expenses and therefore reduce our operating income and net income.
     As of December 31, 2004, 2005 and 2006, the allowance set aside for doubtful receivables was NT$165 million, NT$104 million and NT$183 million (US$5.6 million), respectively, representing 6.01%, 3.70% and 5.78% of our gross accounts receivables as of those dates.
Inventory valuation
     A principal risk in our industry is the rapid rate of obsolescence of products due to changes in technology or other economic factors. Our financial and production management evaluates historical experience, current trends and projected sales prices and volumes to identify products or classes of products that are at risk for obsolescence or are slow moving, and accordingly, we record a provision for this potential obsolescence. Our projected sales volumes are based on projected demand information provided by our customers and our estimates of general market conditions. As of December 31, 2004, 2005 and 2006, we recorded inventory valuation allowances in the aggregate amount of NT$3,242 million, NT$2,578 million and NT$2,281 million (US$70.0 million), respectively.
Revenue Recognition and Allowance for Sales Returns and Others
     We recognize revenue when evidence of an arrangement exists, the shipment is made, price is determinable, and the collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Sales prices are determined using the fair market value considering the related sales discounts agreed by both our customers and us. We record a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made based on historical experience, our management’s judgment, and any known factors that would significantly affect the allowance, and our management periodically reviews the adequacy of the percentage used. However, because of the inherent nature of estimates, actual returns and allowances could be different from our estimates. If the actual returns are greater than our estimated amount, we could be required to record an additional provision for sales returns, which would have a negative impact on our recorded revenue and gross margin.
     As of December 31, 2004, 2005 and 2006, the amount set aside for sales returns and allowances recorded in the accompanying statements of income was zero, NT$9 million and NT$25 million (US$0.75 million), respectively, representing 0%, 0.05% and 0.10% of our net sales for the years ended December 31, 2004, 2005 and 2006.
Net Deferred Tax Assets
     Under R.O.C. GAAP, our income tax expense is recorded based on calculations using the statutory tax rate of each entity’s jurisdiction of incorporation. As of December 31, 2006, our deferred tax assets consisted principally of investment credits and loss carry-forwards that both expire between 2007 and 2011. See note 21 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. The realization of these assets is based upon estimates of future taxable income. In preparing estimates of future taxable income, we have used the same assumptions and projections utilized in our internal forecasts. Based on these projections, we estimate that a portion, but not all, of these tax credits will be utilized prior to their expiration. We expect to achieve future earnings by cutting down operating costs and expanding our business. However, we may not be able to generate sufficient additional income to fully utilize our deferred tax assets. In particular, an additional valuation allowance may be required to the extent we are not able to fully utilize our deferred tax assets. As of December 31, 2006, our deferred tax assets exceeded our deferred tax liabilities by NT$8,936 million (US$274.2 million), and we recorded a valuation allowance of NT$7,312 million (US$224.4 million) against our tax assets resulting in net deferred tax assets of NT$1,625 million (US$49.9 million).

Results of Operations
     The following table sets forth, for the periods indicated, certain financial data from our statements of income, expressed in each case as a percentage of net sales revenue:

	Year ended December 31,
	2004	2005	2006
Sales revenue	100.5	100.4	100.7
Less: Sales returns	(0.1)	(0.3)	(0.2)
Sales discounts	(0.4)	(0.1)	(0.5)
Net sales revenue	100.0	100.0	100.0
MMSG:
ROM	35.8	46.1	43.3
Flash	45.8	36.3	36.0
EPROM	0.7	0.1	0.1
SMS	7.4	8.8	11.0
ISG:
SLC	7.7	6.3	6.3
Other(1)	2.6	2.4	3.3
Cost of goods sold	(81.2)	(98.7)	(68.0)

Gross profit (loss)	18.8	1.3	32.0

Operating expenses
Selling expenses	(3.1)	(3.7)	(3.3)
Administrative expenses	(6.1)	(6.9)	(6.2)
Research and development expenses	(11.0)	(16.5)	(14.6)
Total operating expenses	(20.2)	(27.1)	(24.1)

Operating income (loss)	(1.4)	(25.8)	7.9
Non-operating income	6.9	6.3	3.0
Non-operating expenses	(4.4)	(16.9)	(2.5)

Income (loss) before taxes and minority interest	1.1	(36.4)	8.4

Income tax benefit (provision)	(0.2)	(1.1)	*

Net income (loss)	0.9	(37.5)	8.4

(1)	Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues.

Profit-sharing revenues are revenues from other companies which manufactured and sold products using a patent or technology that was researched and developed cooperatively by those companies and us.

*	Less than 0.1%.
Year Ended December 31, 2006 compared to Year Ended December 31, 2005
     Net Sales Revenue. Our total net sales revenue increased 24.4% to NT$23,513 million (US$721.5 million) in 2006 from NT$18,908 million in 2005. This increase was primarily due to our strategically targeting several selected customers, understanding their needs and shortening delivery time, which resulted in an increase in several kinds of product sold.
     Our net sales revenue from ROM products increased 16.9% to NT$10,183 million (US$312.5 million) in 2006 from NT$8,712 million in 2005. This increase was primarily due to increases in both sales volumes and the average selling prices in 2006. Sales volume increased to 183.4 million dies in 2006 compared to 172.9 million dies in 2005 as a result of the increasing demand from our largest customer, Nintendo. The average selling prices for ROM products increased to NT$55.5 per die in 2006 from NT$50.3 per die in 2005, principally as a result of a favorable product mix as we continued to shift toward high-density products with higher unit price using more advanced technologies. The proportion of our net sales revenue from ROM products decreased to 43.3% in 2006 from 46.1% in 2005, primarily due to a change of product mix, that is, to be precise, the proportion of our net sales revenue from ROM products decreased and that from SMS and other products increased.
     Our net sales revenue from Flash products increased 23.2% to NT$8,462 million (US$259.6 million) in 2006 from NT$6,870 million in 2005. This increase was primarily due to an increase in sales volumes of Flash products in 2006, which was slightly offset by a decrease in the average selling prices. Sales volume increased to 333.97 million dies in 2006 compared to 268.9 million dies in 2005 due to our targeting certain customers and improving production technology to produce high-density products to meet their needs. The proportion of our net sales revenue from Flash products slightly decreased to 36.0% in 2006 from 36.3% in 2005.

     Our net sales revenue from SMS products increased 55.0% to NT$2,576 million (US$79.1 million) in 2006 from NT$1,662 million in 2005. This increase was principally due to a more favorable product mix as we continued shifting toward higher priced SMS products using more advanced technologies. The proportion of our net sales revenue from our SMS products increased to 11.0% in 2006 from 8.8% in 2005.
     Our net sales revenue from SLC products increased 25.2% to NT$1,491 million (US$45.8 million) in 2006 from NT$1,192 million in 2005. This increase was also principally due to a more favorable product mix as we shifted toward higher priced SLC products with higher density. The proportion of our net sales revenue from our SLC products slightly increased to 6.34% in 2006 from 6.29% in 2005.
     Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue increased 62.5% to NT$786 million (US$24.1 million) in 2006 from NT$484 million in 2005. The proportion of our net sales revenue from others increased to 3.3% in 2006 from 2.6% in 2005.
     Cost of Goods Sold and Gross Profit (Loss). Cost of goods sold decreased 14.4% to NT$15,984 million (US$490.5 million) in 2006 from NT$18,666 million in 2005. This decrease was largely attributable to improvement of production technology. In addition, the disposal of Fab III facilities also decreased the depreciation and amortization expenses.
     Our realized gross profit (loss) increased to a realized gross profit of NT$7,529 million (US$231.0 million) in 2006 from a realized gross profit of NT$242 million in 2005. Our gross margin increased to 32.0% in 2006 from 1.3% in 2005, which was primarily driven by higher capacity utilization in addition to the reasons stated in the foregoing paragraphs.
     Operating Expenses. Total operating expenses increased by 10.5% to NT$5,655 million (US$173.5 million) in 2006 from NT$5,116 million in 2005. Research and development expenses increased 10.6% to NT$3,439 million (US$105.5 million) in 2006 from NT$3,110 million in 2005. Administrative expenses also increased by 10.6% to NT$1,446 million (US$44.4 million) in 2006 from NT$1,307 million in 2005. Selling expenses increased 10.1% to NT$770 million (US$23.6 million) in 2006 compared to NT$669 million in 2005. All these operating expenses increased primarily due to the annual pay raise and the increase of number of employees and target bonuses to employees at the third and fourth quarter in 2006.
     Operating Income (Loss). As a result of the foregoing, our operating income increased to NT$1,875 million (US$57.5 million) in 2006 from operating loss of NT$4,875 million in 2005.
     Non-Operating Income. Non-operating income decreased 41.0% to NT$707 million (US$21.7 million) in 2006 from NT$1,197 million in 2005 mainly due to a change from a NT$477 million reversal of inventory and spare parts loss provision in 2005 to zero in 2006, and a NT$209 million decrease in gain on settlement and disposal of financial instruments, partially offset by a change from NT$0.4 million gain on disposal of property, plant and equipment in 2005 to NT$155 million (US$4.7 million) in 2006.
     Non-Operating Expenses. Non-operating expenses decreased 81.5% to NT$594 million (US$18.2 million) in 2006 from NT$3,205 million in 2005 mainly due to a change from a NT$1,536 million other-than-temporary impairment loss on available-for-sale financial assets in 2005 to zero in 2006 and a NT$812 million decrease in loss on impairment of assets. The decrease in loss on impairment of assets was primarily due to the adoption of the R.O.C. SFAS No. 35, “Accounting for Assets impairment” in 2005. The adoption of the standard resulted in a sharp increase in loss on impairment of assets of NT$906 million in 2005.
     Income Tax Expense. Total income tax expense decreased to NT$4 million (US$0.1 million) in 2006 from NT$215 million in 2005. This decrease was primarily driven by a reversal of allowance for deferred tax assets recorded in prior years, which was based on our future operating forecast and realization of deferred tax assets.
     Net Income (Loss). As a result of the foregoing, we recorded net income of NT$1,983 million (US$60.9 million) in 2006 compared to net loss of NT$7,098 million in 2005.
Year Ended December 31, 2005 compared to Year Ended December 31, 2004
     Net Sales Revenue. Our total net sales revenue decreased 19.1% to NT$18,908 million in 2005 from NT$23,380 million in 2004. This decrease was primarily due to lower average sales prices for our ROM, Flash and SLC products due to weaker industry conditions.
     Our net sales revenue from ROM products increased 4.1% to NT$8,712 million in 2005 from NT$8,373 million in 2004. This increase was primarily due to an increase in sales volumes of ROM products in 2005 which was partially offset by a decrease in the average selling prices for ROM products. Sales volume increased to 172.9 million dies in 2005 compared to 152.4 million dies in 2004 as a result of improvement of production technology to produce more dies. The average selling prices for ROM products decreased to NT$50.3 per die in 2005 from NT$54.2 per die in 2004, principally as a result of a general industry downturn. The proportion of our net sales revenue from ROM products increased to 46.1% in 2005 from 35.8% in 2004, primarily due to the general industry downturn.

     Our net sales revenue from Flash products decreased 35.9% to NT$6,870 million in 2005 from NT$10,715 million in 2004. This decrease was primarily due to lower average selling prices. Sales volume increased to 268.9 million dies in 2005 compared to 235.9 million dies in 2004 due to improvements in the technology processes for producing dies. The proportion of our net sales revenue from Flash products decreased to 36.3% in 2005 from 45.8% in 2004.
     Our net sales revenue from SMS products decreased 4.1% to NT$1,662 million in 2005 from NT$1,733 million in 2004. The proportion of our net sales revenue from our SMS products increased to 8.8% in 2005 from 7.4% in 2004.
     Our net sales revenue from SLC products decreased 33.3% to NT$1,192 million in 2005 from NT$1,787 million in 2004. This decrease was principally due to lower average selling prices of our LCD products and delays in the customer designs of our cellular phone products. The proportion of our net sales revenue from our SLC products decreased to 6.3% in 2005 from 7.6% in 2004.
     Other sales revenue includes royalty revenues, masking charges, profit-sharing revenues and other operating revenues. Other sales revenue decreased 20.7% to NT$484 million in 2005 from NT$610 million in 2004. The proportion of our net sales revenue from others decreased to 2.5% in 2005 from 2.6% in 2004.
     Cost of Goods Sold and Gross Profit. Cost of goods sold decreased 1.7% to NT$18,666 million in 2005 from NT$18,990 million in 2004.
     As a result of the foregoing, our realized gross profit decreased to a realized gross profit of NT$242 million in 2005 from a realized gross profit of NT$4,388 million in 2004. We had a positive gross margin of 1.3% in 2005 compared to 18.8% in 2004.
     Operating Expenses. Total operating expenses increased by 8.0% to NT$5,116 million in 2005 from NT$4,737 million in 2004. Research and development expenses increased 20.7% to NT$3,110 million in 2005 from NT$2,577 million in 2004 primarily due to an increase in research and development projects including developments of advanced 0.13-micron technology, SPI (Serial Peripheral Interface) flash memories and several new products. Administrative expenses decreased slightly by 8.7% to NT$1,307 million in 2005 from NT$1,431 million in 2004 primarily due to the sale of Fab III which resulted in a decrease in personnel and amortization expenses. Selling expenses decreased 4.1% to NT$699 million in 2005 compared to NT$729 million in 2004 primarily due to a saving in overall expenditures.
     Operating Loss. As a result of the foregoing, our operating loss increased to NT$4,875 million in 2005 from NT$349 million in 2004.
     Non-Operating Income. Non-operating income decreased 26.1% to NT$1,197 million in 2005 from NT$1,619 million in 2004. Reversal of inventory and spare parts loss provision decreased 48.1% to NT$477 million in 2005 from NT$919 million in 2004, due to improved inventory management and unusually high inventory levels in 2004. The gain on disposal of financial instruments slightly increased 0.01% in 2005 from NT$385 million to NT$389 million. Others decreased 25.8% to NT$121 million in 2005 from NT$163 million in 2004.
     Non-Operating Expenses. Non-operating expenses increased 213.3% to NT$3,204 million in 2005 from NT$1,023 million in 2004. Impairment loss increased to NT$1,536 million in 2005 from NT$56 million in 2004, because of an other-than-temporary decline in the value of our investment in Tower Semiconductor. Loss on allowance for prepaid expenses was NT$142 million in 2005, compared to nil in 2004 as a result of increased pre-payments for wafers to Tower Semiconductor. Interest expense decreased 44.9% to NT$377.3 million in 2005 from NT$684 million in 2004, due to the redemption of our outstanding convertible bonds in 2005. Others increased 116.7% to NT$65 million in 2005 from NT$30 million in 2004. We recorded a foreign exchange loss of NT$88 million in 2005 compared to a foreign exchange loss of NT$154 million in 2004.
     Income Tax Expense. Total income tax expense increased to NT$215 million in 2005 from NT$35 million in 2004. This increase resulted primarily because of a reversal of tax credits recognized as assets in prior years, which we had to reverse because of our net loss in 2005.
     Net Income (Loss). As a result of the foregoing, we recorded net losses of NT$7,098 million in 2005 compared to net income of NT$212 million in 2004.

Inflation
     We do not believe that inflation in Taiwan has had a material impact on our results of operations. The average annual rate of change in Taiwan’s Wholesale Price Index was approximately 7.03% in 2004, 0.61% in 2005 and 5.64% in 2006.
Taxation
     Our facilities, Fab I and II, are located in the Hsinchu Science Park. We enjoy preferential tax treatment in some respects under the R.O.C. Statute for the Establishment and Administration of Science Park (referred to in this section as the “Science Park regulations”). We are entitled to a temporary exemption from income taxes for our income attributable to sales of our products manufactured at Fab I and Fab II after subtracting any value-added amount to our products attributable to third-party contractors. We were entitled to choose a tax exemption period of five years for Fab I and four years for Fab II. The tax exemption period commences from the first date of sales, although we may defer the tax exemption for up to four years. We chose the period from January 1, 1994 to December 31, 1998 as the five-year exemption period for Fab I. Because we completed a substantial expansion of Fab II in 2001, we are entitled to choose separate tax expansion periods for Phase I and Phase II of Fab II. For Phase I of Fab II, we have chosen the period from January 1, 2001 to December 31, 2004 as the four-year tax exemption period. We have not chosen the tax exemption period for Phase II of Fab II. Although this tax exemption benefit has been rescinded under an amendment to the Science Park regulations effective on January 20, 2000, we are still entitled to claim the tax exemption period for Phase II of Fab II. After the expiration of the relevant exemption periods, we will apply for new tax exemptions under the Statute of Upgrading Industries for the expansion of Fab II in the future. Due to our net loss in 2004 and 2005, we did not receive a benefit from this exemption for such years.
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
     We utilized no investment credits in 2004, 2005 and 2006. As of December 31, 2006, unused investment credits available to reduce future tax payments amounted to NT$2,627 million (US$80.6 million), which will expire between the period 2007 and 2010.

     Net operating losses may be carried forward for a period of five years. As of December 31, 2006, loss carry-forwards available to reduce future taxable income totaled NT$13,910 million (US$426.8 million) of which NT$2,860 million (US$87.8 million) expire in 2007, NT$8,491 million (US$260.5 million) expire in 2008, NT$244 million (US$7.5 million) expire in 2009, NT$2,147 million (US$65.9 million) expire in 2010 and NT$168 million (US$5.2 million) expire in 2011. See note 21 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report.
     We recorded an income tax expense of NT$35 million in 2004, NT$215 million in 2005 and NT$4 million in 2006.
     The R.O.C. government enacted the R.O.C. Alternative Minimum Tax Act (“AMT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the R.O.C. AMT Act is a supplemental tax, which is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the R.O.C. AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the R.O.C. AMT Act. We estimate the AMT is NT$1,122 thousand in 2006, and we also do not expect the AMT to have a material effect on our income tax expense in 2007.
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
U.S. GAAP Reconciliation
General
     Our consolidated financial statements are prepared in accordance with R.O.C. GAAP, which differ in certain significant respects from U.S. GAAP. The following tables set forth comparisons of our net income (loss) and shareholders’ equity accounts in accordance with R.O.C. GAAP and U.S. GAAP:

	Year ended December 31,
	2004	2005	2006	2006
	(NT$)	(NT$)	(NT$)	(US$)
	(in millions)
Net income (loss) in accordance with:
R.O.C. GAAP	218	(7,027)	2,034	62.4
U.S. GAAP	(469)	(4,636)	636	19.5

	Year ended December 31,
	2004	2005	2006	2006
	(NT$)	(NT$)	(NT$)	(US$)
	(in millions)
Shareholders’ equity in accordance with:
R.O.C. GAAP	34,345	28,558	31,195	957.2
U.S. GAAP	32,755	29,264	29,654	909.9
     Note 28 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report provides a description of the principal differences between R.O.C. GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of specific items, including net income (loss) and shareholders’ equity.
     We had a gross profit in accordance with U.S. GAAP of NT$5,052 million in 2004, NT$546 million in 2005 and NT$6,356 million (US$195.0 million) in 2006. Under U.S. GAAP, we had positive gross margin of 21.6%, 3.6% and 27.2% in 2004, 2005 and 2006, respectively. Under U.S. GAAP we had an operating profit of NT$335 million in 2004, operating loss of NT$4,356 million in 2005 and operating profit of NT$389 million (US$11.9 million) in 2006.

     Differences between R.O.C. GAAP and U.S. GAAP, which have an effect on our net income or loss as reported under R.O.C. GAAP, relate to:
•	plant capacity expense variances;

•	income taxes;

•	pension expense;

•	marketable securities;

•	investments in equity investees;

•	goodwill;

•	research and development expenses;

•	compensated absences;

•	derivative financial instruments;

•	employee stock options;

•	employee bonuses and remunerations to directors and supervisors; and

•	convertible debt securities with beneficial conversion features.
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
     Under U.S. GAAP, such plant capacity variances may only be allocated between cost of goods sold and inventory. This may result in additional inventory allowances of NT$25 million, NT$28 million and NT$(48) million as of December 31, 2004, 2005 and 2006, respectively.
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

     Under R.O.C. GAAP, the criteria used in the determination of the valuation allowance is less stringent than under U.S. GAAP. Under U.S. GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider more subjective projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. The valuation allowance that we recorded under U.S. GAAP as of December 31, 2004, 2005 and 2006 were NT$10,302 million, NT$12,096 million and NT$8,307 million (US$254.9 million), respectively.
Pension Expense
     Prior to 1996, in accordance with R.O.C. GAAP, pension expense was recognized based on contributions required under government regulations, while under U.S. GAAP, pension obligations and expense are determined on an actuarial basis. Under the “Accounting for Pensions” guidelines issued by the R.O.C. Accounting Research Development Foundation in 1991, which are substantially similar to U.S. Statement of Financial Accounting Standards (“SFAS”) No. 87 under U.S. GAAP, each R.O.C. listed company, including our company, was required, beginning in 1996, to accrue its un-funded or under-funded “accumulated pension obligations” as a liability in its balance sheet on an actuarial basis and to expense amounts related to these obligations in its statement of operations systematically over the estimated service lives of the employees covered by the pension plan. See note 2 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report. For U.S. GAAP reconciliation purposes, we amortize our related pension obligation differences in accordance with U.S. SFAS No. 87 over a period of 21 years, retroactive from 1993. This adjustment increased net income before taxes under U.S. GAAP by NT$3 million in 2004, NT$3 million in 2005 and NT$4 million (US$0.1 million) in 2006.
     The Labor Pension Act of R.O.C (the Act), which adopts a defined contribution plan, became effective on July 1, 1005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. Under R.O.C. GAAP, this change would not meet the definition of “curtailment” described in R.O.C. SFAS No. 18. However, the Company had to recognize curtailment loss in 2005 according to U.S. SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”.
     Effective for entities with fiscal year ending after December 15, 2006, U.S. GAAP SFAS No. 158, “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS No. 158), requires the funded status of a defined benefit pension must be fully recognized as an asset or liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity. Upon adoption of SFAS No. 158, we recognized an increase to cumulative other comprehensive income of NT$120,712 thousand as of December 31, 2006.
Marketable Securities
     Under R.O.C. GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market value, and debt securities were carried at cost, with only unrealized losses recognized. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instruments including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale or held-to-maturity securities. FVTPL has two sub-categories, financial assets designated on initial recognition as ones to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. These classifications are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.
     Under U.S. SFAS No.115, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other-than-temporary are recorded in earnings for both available-for-sales and held to maturity securities. The Company did not have any investments classified as held-to-maturity securities during the periods presented.
     Upon adoption of R.O.C. SFAS No. 34 and No. 36, the Company adjusted the carrying value of the marketable securities categorized as available-for-sale, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006, therefore unrealized gains and losses included in shareholders’ equity associated with available-for-sale marketable securities acquired prior to January 1, 2006 under R.O.C. GAAP would be different from that under U.S. GAAP.
Investments in Equity Investees
     Under R.O.C. GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of the investee acquired and the acquired net assets is charged to equity.

     Under U.S. GAAP, if an investee company issues new shares and the original shareholders do not purchase new shares proportionally such that the investor increases its percentage of ownership, the difference between the investment cost for the portion of investee acquired and the acquired net assets is recorded as part of the investment. The difference is assigned to individual assets and liabilities acquired on the basis of the assets’ and liabilities’ fair values. Any remaining difference between the cost of the investment and net assets acquired is allocated to goodwill. Goodwill for equity method investments is not separable from the instruments. In addition, our proportionate share of the income (loss) from an equity-method investee may differ if the equity-method investee’s net income (loss) under R.O.C. GAAP differs from that under U.S. GAAP. Such differences between R.O.C. GAAP and U.S. GAAP would result in adjustments to investments accounted for using the equity method and the equity in earnings (losses) of the equity-method investee recorded in net income.
Goodwill
     Under R.O.C. GAAP, the excess of the investment cost over the fair value of acquired net assets should be recognized as goodwill and amortized over 5 to 20 years. According to R.O.C. SFAS No. 35, which was effective from January 1, 2005, a company must review goodwill for impairment periodically to reduce the fair value of goodwill below its carrying amount. According to R.O.C. SFAS No. 5 and No. 25, which were effective January 1, 2006, while goodwill is not required to be amortized, it must still be reviewed periodically according to R.O.C SFAS No. 35.
     Under U.S. GAAP, goodwill used to be amortized over five years. Effective January 1, 2002, U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” required that amortization of goodwill be ceased and goodwill is now assessed for impairment annually or more frequently if impairment indicators arise.
Research and Development Expenses
     Under R.O.C. GAAP, our royalty expenses are included in research and development expenses. Under U.S. GAAP, our royalty expenses, depending on the nature of the expense, are included in selling expenses, administrative expenses and even manufacturing cost. As a result, on a U.S. GAAP basis, research and development expenses were NT$2,418 million in 2004, NT$2,784 million in 2005 and NT$3,258 million (US$100.0 million) in 2006.
Compensated absences
     Under ROC GAAP, the Company is not required to accrue for unused vacation at the end of each year. However, under U.S. GAAP, unused vacation that can be carried over to periods subsequent to that in which they are earned are accrued for at each balance sheet date.
Derivative Financial Instruments
     Under R.O.C. GAAP, prior to January 1, 2006, the Company was required to disclose certain information in the financial statements regarding derivative financial instruments but there were no specific accounting requirements for derivative financial instruments (except for outstanding put options and foreign currency forward exchange contracts for which the detailed accounting are stated in the following paragraphs). In addition, R.O.C. GAAP also has no specific regulations with respect to the accounting for derivative financial instruments indexed to a company’s stock.
     Under R.O.C. GAAP, accounting for derivative financial instruments are detailed below:
(i)	Options contracts

Prior to January 1, 2006, gains and losses on option contracts were recognized upon exercise. Unrealized gains and losses were not required to be recorded in the financial statements. However, effective the quarter ended December 31, 2004, in accordance with No. 32 ruling issued by the R.O.C Accounting Research and Development Foundation in 2005, “The Accounting Treatment of Foreign Exchange Option Contract Before the Effectiveness of Statement of Financial Accounting Standards No. 34”, outstanding put options at balance sheet date shall be accounted for at their fair values with the differences included in the current net income.

(ii)	Forward contracts

Prior to January 1, 2006, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to forward contracts were netted with the resulting amount presented as either an asset or a liability.

(iii)	Structured deposits

Prior to January 1, 2006, the respective interest on the deposits was accrued. The gains and losses arising from the settlement of the contracts were dealt with in the statement of operations. Unrealized gains and losses were not recognized.

     Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement,” and all the derivatives that do not qualify for hedge accounting are recorded as financial assets or liabilities at fair value with the related profit or loss recorded in earnings.
     In June 1998, the U.S. Financial Accounting Standards Board (“U.S. FASB”) issued U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Statement requires the Company to recognize all derivatives on the balance sheet date at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through income. If the derivative qualifies for hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivatives’ change in fair value will be immediately recognized in earnings. Until May 1, 2007, none of the Company’s derivative instruments qualified as hedges under U.S. GAAP. Starting from 1998, the Company issued certain convertible debt instruments that contain embedded derivatives because the currency in which the instrument is denominated is different from the currency in which the underlying stock is denominated. The Company bifurcated such conversion options in accordance with U.S. SFAS No. 133 and accounted for the bifurcated derivative instrument in accordance with U.S. SFAS No. 133 and the host instrument in accordance with the applicable standards. In addition, the Company repurchased and redeemed certain convertible bonds that included such embedded derivatives.
     For derivative financial instruments indexed to and potentially settled in our own common shares, we are required to record those agreements which are required to be settled in cash at their fair values, with changes in fair value reported in earnings. See notes 26 and 28 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report.
     After application of these principles, our net loss for U.S. GAAP purposes decreased by NT$70 million in 2004 and increased by NT$34 million in 2005.
Employee Stock Options
     Under R.O.C. GAAP, there were no specific regulations with respect to the accounting for stock options prior to 2004. Accordingly, we elected not to account for stock options in the financial statements. Effective from January 1, 2004, companies are required to use either the fair value method or the intrinsic value method to account for their stock options. Under the fair value method, stock options are stated at the fair value calculated by pricing models such as Black-Scholes or binomial model. Under the intrinsic value method, stock options are recorded by the excess of the market price of the underlying shares at the grant date over the exercise price of the stock option. The fair value method is encouraged but not required. If the intrinsic value is used, companies are required to disclose pro-forma net income and earnings per share assuming the fair value method is used.
     Under U.S. GAAP, we elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under U.S. SFAS No. 123, “Accounting for Stock-Based Compensation,” requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, if the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, we are not required to recognize any compensation expense.
     On December 16, 2004, the U.S. FASB issued U.S. SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation”. U.S. SFAS No. 123(R) supersedes APB No. 25, “Accounting for Stock Issued to Employees”, and amends U.S. SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in U.S. SFAS No. 123(R) is similar to the approach described in U.S. SFAS No. 123. However, U.S. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
     In April 2005, the Securities and Exchange Commission (“SEC”) issued a release that amends the compliance dates for U.S. SFAS No. 123(R). Under the SEC’s new rule, the Company will be required to apply U.S. SFAS No. 123(R) as of January 1, 2006. Thus, we adopted U.S. SFAS No. 123(R) on January 1, 2006 using the modified-prospective method.
     A “modified prospective” method is one in which compensation cost is recognized beginning with the effective date (a) based on the requirements of U.S. SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of U.S. SFAS No. 123 for all awards granted to employees prior to the effective date of U.S. SFAS No. 123(R) that remain unvested on the effective date.

Employee Bonuses and Remunerations to Directors and Supervisors
     Under R.O.C. GAAP, it is a statutory requirement that bonuses paid to employees and remunerations paid to directors and supervisors are currently recorded as appropriations of earnings. Such bonuses and remunerations are not regarded as expenses, but instead are reported as a distribution from retained earnings in the year the stockholders approved the distribution of earnings. Under certain circumstances, employee bonuses may be paid in the form of newly issued shares, in which case the stock issuance is recorded at par value and is reported as a distribution of retained earnings. However, according to the announcement of the R.O.C. Financial Supervisory Commission, all those bonuses and remunerations shall be recognized as expenses in the current year starting from January 1, 2008. While definitive implementing accounting pronouncements have not yet been issued, we currently expect a significant increase in total compensation expenses upon adoption of the aforementioned interpretations on January 1, 2008. Please see note 2 to the consolidated financial statements.
     Under U.S. GAAP, employee bonuses and remunerations issued to directors and supervisors are charged to income as compensation expense in the year the services are rendered, irrespective of whether the bonuses are paid in the form of cash or stock, and when the bonuses are paid by stock, the compensation cost is measured by fair value of the stock.
Earnings Per Share
     Under R.O.C. GAAP, basic earnings (loss) per share (EPS) are calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted EPS is calculated by taking basic EPS into consideration, plus additional common shares that would have been outstanding if the potential diluted shares had been issued. Net income would also be adjusted for the interest derived from any underlying diluted shares. The weighted-average outstanding shares are restated for shareholder stock dividends issued, including transfers from retained earnings and capital surplus to common stock, and employee stock bonus issued.
     Under U.S. GAAP, the calculation of basic and diluted EPS is substantially the same as compared to the calculation under R.O.C. GAAP, except shares issued for employee bonus are not restated.
Reclassification of Capital Account to Accumulated Deficit
     Under R.O.C. GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to apply it against its accumulated deficit. Under R.O.C. GAAP, we reclassified NT$315,704 thousand of our additional paid-in capital to the accumulated deficit account for 2005.
     Under U.S. GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. Under U.S. GAAP, this reclassification is not permitted.
Convertible Debt Securities with Beneficial Conversion Feature
     Under R.O.C. GAAP, prior to January 1, 2006, when convertible bonds were issued, the entire instrument was recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond was amortized to the statement of income by using the effective interest method. If the convertible bonds contained a redemption premium above its par value amount, the excess is accrued, using the effective interest method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond was credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock was recorded to capital reserve. No gain or loss was recognized. Effective from January 1, 2006, R.O.C. SFAS No. 34 and No. 36 require derivatives embedded in hybrid instruments, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.
     The Company issued certain convertible debt instruments that contained embedded derivatives based upon the features set in the convertible bond contracts. Under R.O.C. GAAP, there was no accounting guidance specific to the embedded derivatives and beneficial conversion features. The Company accounted for the convertible bonds with the embedded derivatives in the manner similar to the conventional bonds without the embedded derivatives.
     Under U.S. GAAP, the Company considered whether the convertible bonds contain the embedded derivative features using the guidance provided in U.S. SFAS No. 133. Convertible bonds with premium put options contain embedded derivatives subject to bifurcation in accordance with EITF 85-29. To the extent the embedded derivatives are determined to exist, the embedded derivatives are bifurcated and accounted for in accordance with U.S. SFAS No. 133 and EITF 85-29. If no embedded derivatives present, the Company then considers whether there are beneficial conversion features. To the extent the beneficial conversion features exist, the Company would account for the beneficial conversion features in accordance with EITF 98-5 and EITF 00-27.

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
     All convertible bonds outstanding as of December 31, 2004 and 2005 contained embedded derivative features that require bifurcation in accordance with U.S. SFAS No. 133, and the Company bifurcated the embedded derivatives from the host contracts for these convertible bonds. The host bond contract was then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method. The net difference between R.O.C. GAAP and U.S. GAAP represents 1) change in fair value of embedded derivatives, and 2) difference between accretion period under both GAAP, and premium or discounts subject to accretion under both GAAP. As of December 31, 2005, all of our convertible bonds had been redeemed.
New Accounting Pronouncements
     Please see notes 2 and 30 to the consolidated financial statements for a discussion of recent accounting pronouncements relating to R.O.C. GAAP and U.S. GAAP, respectively. Except for the interpretation stated in the following paragraph, we do not expect the recent accounting pronouncements relating to R.O.C. GAAP and some of the recent accounting pronouncements relating to U.S. GAAP to have any material effect on our consolidated financial statements, and we are still in the process of assessing the potential impact that the adoption of some of the accounting pronouncements relating to U.S. GAAP may have on our results of operations and financial position under U.S. GAAP.
     In March 2007, the R.O.C. Accounting Research and Development Foundation issued an interpretation which requires R.O.C. companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008. Such bonuses are currently recorded as appropriation of earnings under R.O.C. GAAP. On March 30, 2007, the R.O.C. Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses. While definitive implementing accounting pronouncements have not yet been issued, we currently expect a significant increase in total compensation expenses upon adoption of the aforementioned interpretations on January 1, 2008. Please see note 2 to the consolidated financial statements.

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
     Our net cash provided by operating activities was NT$6,489 million (US$198.9 million) in 2006, compared to NT$4,327 million in 2005. The increase in cash flows from operating activities in 2006, compared to the cash flows from operating activities in 2005, was primarily due to higher net income in 2006 of NT$2,034 million (US$62.4 million) compared to a net loss of NT$7,027 million in 2005, partially offset by lower depreciation in 2006 of NT$5,260 million (US$161 million) compared to NT$6,741 million in 2005, and an increase in inventories of NT$535 million (US$16.4 million) in 2006 compared to a decrease of NT$1,655 million in 2005 and lower other-than-temporary impairment loss on available-for-sale financial assets in 2006 of nil compared to NT$1,536 million in 2005.
In 2006, depreciation expense was NT$5,260 million (US$161.4 million), as compared to NT$6,741 million in 2005. The decrease was principally due to disposal of Fab III facilities in June 2006. Inventories increased in 2006 primarily resulting from the recovery in the semiconductor industry and increased product demand from our largest customer, Nintendo.
     In 2005, we generated NT$4,327 million net cash from operating activities, as compared to NT$5,981 million in 2004. The decrease in net cash from operating activities was primarily the result of a net loss in 2005 of NT$7,027 million compared to a net income of NT$218 million in 2004, partially offset by a higher impairment loss on available-for-sale financial assets in 2005 of NT$1,536 million compared to NT$56 million in 2004 and a decrease in inventories of NT$1,655 million in 2005 compared to a decrease of NT$191 million in 2004.
     In 2005, as a result of a general industry downturn, we kept our inventories at a relatively low level to make the most of our working capital. Impairment loss on available-for-sale financial assets increased to NT$1,536 million in 2005 from NT$56 million in 2004 because of recognition of losses relating to our investment in Tower Semiconductor.
     Net cash flow from investing activities was NT$2,911 million (US$89.5 million) in 2006. The net cash flow from investing activities in 2006 primarily included payments for the purchase of property, plant and equipment of NT$2,471 million (US$75.8 million), proceeds from disposals of Fab III facilities of NT$5,300 million (US$162.6 million), payments for purchase of available-for-sale financial assets of NT$7,248 million (US$222.4 million), proceeds from disposals of available-for-sale financial assets of NT$6,668 million (US$204.6 million) and decreases in restricted assets of NT$611 million (US$18.8 million).
     Net cash flow from investing activities was NT$130 million in 2005. The net cash flow from investing activities in 2005 principally included the payment of NT$1,774 million for the purchase of property, plant and equipment, payments for purchase of marketable securities of NT$11,468 million, proceeds from disposals of marketable securities of NT$12,996 million and decreases in restricted assets of NT$358 million.

Net cash flow used in investing activities was NT$3,629 million in 2004. The net cash outflow from investing activities in 2004 included the payment of NT$2,769 million for the purchase of property, plant and equipment, and increases in intangible assets of NT$533 million.
     Our net cash used in financing activities was NT$8,392 million (US$257.5 million) in 2006. The net cash flow used in financing activities in 2006 primarily consisted of repayment of long term debts of NT$4,771 million (US$146.4 million), decreases in short-term debts of NT$588 million (US$18.0 million), and decreases in debentures of NT$3,000 million (US$92.1 million). The net cash flow used in financing activities in 2005 was NT$3,396 million. The net cash flow used in financing activities in 2005 primarily consisted of decreases in long-term debt and capital lease obligations of NT$2,378 million, and decreases in short-term debts of NT$1,070 million. The net cash flow used in financing activities in 2004 primarily consisted of decreases in long-term debt and capital lease obligations of NT$8,823 million, which were partially offset by increases in common stock issued of NT$5,566 million, and increases in short-term debt and short-term notes of NT$377 million.
     As of December 31, 2006, our primary sources of liquidity were NT$11,971 million (US$367.3 million) of cash and cash equivalents.
     As of December 31, 2006, we had total short-term debt of NT$1,306 million (US$40.1 million). All of our short-term loans in 2006 were letter of credit loans due within 180 days or working capital loans at variable interest rates, ranging from 1.03% to 6.75%.
Capital Resources and Capital Expenditures
     As of December 31, 2006, our long-term liabilities consisted primarily of long-term bank loans of NT$1,591 million (US$48.8 million). As of December 31, 2006, the long-term loans from banks carried variable interest rates ranging between 1.75% and 3.47% per annum with maturity between 2007 and 2016 and require payments of principal and interest on either a quarterly or monthly basis throughout the remainder of their terms. See note 16 to our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 included in this annual report.
     As of December 31, 2006, the maturity schedule of our existing long-term debt (including current portion) is as follows:

Period	NT$ in millions
January 1, 2007 — December 31, 2007	1,051
January 1, 2008 — December 31, 2008	864
January 1, 2009 — December 31, 2009	294
January 1, 2010 — December 31, 2010	68
January 1, 2011 — December 31, 2011	69
After December 31, 2011	296

Total	2,642

     Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as current ratio and debt to equity ratio. We may be unable to meet the specified debt to equity ratios unless we are able to raise additional equity funding. In November 2003, we sold 475,000,000 new common shares for cash pursuant to a share offering in Taiwan, and in April 2004, we issued 13,125,000 GDS representing 525,000,000 new common shares. If we had not raised that additional equity in the share and GDS offerings, we may not have been able to meet the financial ratios in our loan agreements as of December 31, 2003, 2004 and 2005.
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
     We may need to issue additional shares in the future to further increase shareholders’ equity, and we cannot assure you that we will be successful in selling all or any of such shares. If we continue to have losses and are unable to raise additional equity funding or renegotiate the terms of our loan agreements, we may be in default of financial covenants in the future. Such a default or defaults would seriously impair our ability to secure debt financing, and could require us to delay or cancel capital expansion plans, dispose of assets or take other steps to meet the financial ratios.
     From time to time, we may offer and issue rights or overseas depositary receipts. The size and the price range of any proposed issue will be determined by our board of directors upon approval by the R.O.C. SFB. In April 2004, we sold 13,125,000 GDSs, representing 525,000,000 new common shares, for net proceeds of approximately US$173.25 million, to fund bond redemptions and for our capital expenditures. On February 17, 2006, we issued 100,000 new shares in a private placement at NT$8.07 per share.
     For purpose of enhancing earnings per share and tax consideration for shareholders, our shareholders’ meeting approved to cancel 2,079,474,542 shares at the amount of NT$20,795 million of capital on November 16, 2005.
     As of December 31, 2005, all of our convertible bonds have been redeemed. Our secured corporate bonds and syndicated loans have been redeemed as of December 31, 2006.
     Among our total long-term debt as of December 31, 2006 of NT$2,642 million (US$81.1 million), a total of NT$1,453 million (US$44.6 million) was secured by our assets, principally property, plant and equipment.
     We operate our own fabrication facilities and therefore require significant amounts of capital to build, expand, modernize and maintain our facilities and equipment. Our total capital expenditures were NT$2,554 million in 2004, and NT$1,595 million in 2005 and NT$2,471 million (US$75.82 million) in 2006. The following table sets forth our principal capital expenditures incurred in 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(NT$ million)	(NT$ million)	(NT$ million)
Fab I	358	134	242
Fab II	92	875	2,083
Fab III*	1,652	0	0
Others	452	586	146

Total	2,554	1,595	2,471

*	Fab III was sold in 2006 to Power Semiconductor Corporation.
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
     In 2005, our capital expenditures consisted of maintenance of Fab I and Fab II and purchase of ArF SCANNER machinery for technology development purposes. In 2006, our capital expenditures consisted of maintenance of Fab I, and capacity expansion and investment for manufacturing technology migration of Fab II.
     We have budgeted capital expenditures of approximately NT$3,556 million for 2007, primarily to purchase machinery and equipment to change our product mix for producing more Flash products, as well as for ongoing upgrades of our facilities. We may adjust the amount of our capital expenditure upward or downward based on cash flow from operations, the progress of our expansion plans and market conditions. We cannot assure you that we will be able to raise additional capital should it become necessary, on satisfactory terms or at all.
     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term and long-term loan facilities will be sufficient to meet our capital expenditures, working capital, payment obligations under our existing debt and lease arrangements, and other requirements.

Contractual Obligations
     The following table sets forth information on our material contractual obligated payments for the periods indicated as of December 31, 2006:

	Payments Due by Period
		January 1,	January 1,	January 1,
		2007 to	2008 to	2010 to	January 1,
		December 31,	December 31,	December 31,	2012 and
	Total	2007	2009	2011	thereafter
	(in millions of NT$)
Long-term debt (1)	2,642	1,051	1,158	137	296
Operating lease obligations (2)	427	63	128	109	127
Construction and equipment purchase obligations (3)	2,378	2,378
License fees (4)	352	352
Other long-term liabilities (5)	379				379
Total	6,178	3,844	1,286	246	802

(1)	Includes loan payable without interest payments.

(2)	Operating lease obligations represent our commitments for leases relating to property and research and development software. See note 25c to our consolidated financial statements.

(3)	We cannot forecast the time of payment of our construction and equipment purchase obligations become due because it takes a period of time to check and receive the construction and equipment.

(4)	License fees above reflect the fixed amount of royalty payments and exclude payments that vary based upon our net sales of certain products and our sales volume of certain other products. See notes 25f to 25h to our consolidated financial statements.

(5)	Other long-term liabilities include accrued pension cost, credit balances of long-term investments and guarantee deposits.
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
Research and Development
     We believe that research and development is critical to our future success. We incurred expenses of NT$2,577 million in 2004, NT$3,110 million in 2005 and NT$3,439 million (US$105.5 million) in 2006 on research and development, or 11.0%, 16.4% and 14.6% of net sales revenue in those periods, respectively. On an R.O.C. GAAP basis, royalty payments are included in research and development expense.
          As of December 31, 2006, we had 434 employees engaged in research and new product development activities. We review our new product development plans at quarterly strategic meetings, utilizing the knowledge gained from close relationships with our key customers to determine future product requirements of the semiconductor industry. We also engage research firms that follow the semiconductor industry and publish data on the size of the markets and their historical and projected growth rates. These firms also generally publish a competition and market share profile for each market. By combining these sources of product development information, we endeavor to position our next generation of products competitively.
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
New Product Development
     Examples of new products under development or recently developed are as follows:
ROM
•	new 64/128/256/1G Mb product designs for NDS;

•	introduce cost-effective two-bit per cell manufacturing technology; and

•	a new low pin-count design for 64Mb products.
Flash
•	a 256Mb data storage/code storage Flash product;

•	a 1.8 volt low voltage, synchronous, read-while-write product for portable devices and mobile internet appliance applications;

•	a monochip design which combines Flash and multiple time programmable devices that optimizes data storage and code storage by using two-bit per cell technology;

•	extend the capacity of SPI products by using two-bit per cell technology;

•	a 0.13 micron cost-effective two-bit per cell manufacturing technology; and

•	a 0.13 micron high endurance ETOX cost-effective manufacturing technology.
SLC
•	a 64-voice polyphonic sound generator for cellular phone ring tones;

•	an audio control chip featuring long-time recording;

•	custom-made control chips for educational devices and language learning machines;

•	a custom-made broadband bridge chip, wireless game controller, frequency generator, and high definition television display controller for video game platforms;

•	a new architecture for the provision of data storage for SOC devices;

•	provide intellectual property libraries and design services on single voltage embedded Flash compilers, embedded mix signal devices, logic devices and SRAM/ROM memory devices for SOC development of audio compact disc, general positioning system, internet appliance, LCD monitor and educational and learning systems applications;

•	develop embedded EEPROM intellectual property for smart card applications;

•	introduce low-end derivative processes for consumer products; and

•	develop a GSM base band chipset and module, which is a digital signal processor and controller, for wireless communication applications.
Intellectual Property
     A number of elements of our products and technological processes are proprietary in nature and are owned by us or utilized under license from others. We own patents for a number of processes relating to our ROM, Flash, EPROM and SLC products in various countries, including the United States, Taiwan, China, Japan and Europe. As of December 31, 2006, we owned a total of 844 patents in the United States, 1085 patents in Taiwan, 333 patents in China, 26 patents in Japan and 52 patents in Europe for products and technology developed through our own efforts or joint research and development efforts with other companies. As of December 31, 2006, we had over 1,800 patent applications pending in various jurisdictions, including the United States, Taiwan, China, Japan and Europe. We intend to continue to seek patent protection on significant new inventions.
     We have applied for 28 types of trademark registrations including “MXIC”, “Macronix”, “MX” and “MTP EPROM”. As of December 31, 2006, we had 171 trademarks registered and granted and 18 applications pending in various jurisdictions including Australia, China, the European Union, India, Japan, Korea, Singapore, Taiwan and the United States.
     As is the case with many companies in the semiconductor industry, we have from time to time experienced incidents of infringement of our intellectual property rights such as illegal copying of our products, including some incorporating our trademarks. None of these, however, have had any material adverse effect upon our results of operations. To decrease the risk of infringing patented technologies of others, we have procedures to evaluate related patents as part of our product development process. In addition, we have retained various patent counsels to review and document our own patent monitoring and enforcement process. In spite of our efforts to decrease the risk of infringement, we are the subject of several patent infringement claims. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings”.
     We have also entered into an agreement with Saifun that provides us with a non-exclusive, non-transferable, worldwide license to develop and manufacture products based on its 2 bit per cell NROM technology. In 2004, Saifun extended the license to include 4 bit per cell NROM technology. The license is effective for the duration of the Saifun patents and thereafter shall continue on a year-to-year basis unless either party provides 12 months notice of its intent not to renew. Under the license agreement, we are required to pay specified fixed license fees as well as running royalties based on specified percentages of net sales from products relying on the licensed technology. We are also required to make available to Saifun a portion of our manufacturing capacity. Under our agreement with Saifun, we were required to reach qualification of certain products and achieve certain net sales for those products between 2002 and 2004, failing which Saifun would be entitled to terminate the license agreement. Although we failed to reach certain targets in 2002, 2003 and 2004, Saifun has not indicated its intention to exercise its right to terminate the agreement.

     We license the manufacturing technology underlying a variety of our memory products, including ROM devices, to third parties. We earned royalties of approximately NT$28 million in 2004, NT$14 million in 2005 and NT$16 million (US$0.5 million) in 2006.
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
     The semiconductor industry has been cyclical, with periods of growth being followed by downturns due to global economic growth trends, inventory adjustments as well as periodic mismatches between semiconductor demand and manufacturing capacity. The semiconductor industry commenced a recovery in 1999, after a down cycle in the late 1990s, and recorded a 37% year on year growth in 2000. Since the beginning of 2001, however, as demand from the computing and communications sectors declined, the industry experienced excess capacity, overproduction, significant inventory buildup and consequent decreases in average selling prices. In 2002, while unit volume shipments grew in the first half, in part due to inventory replenishment, IC unit volume growth was weaker in the second half of the year. Beginning in mid-2003, the industry saw the initial signs of recovery, with increased IC demand and, for certain products, a slowdown and even a reversal of the decline in average selling prices. The recovery was carried through to the first half of 2004. Beginning in the second half of 2004, the semiconductor industry experienced another downturn which continued into 2005, with average selling prices, particularly Flash products, declining. Prices stabilized in 2006.
     Historically, semiconductor ICs were principally used in the computing industry. However, future growth of the semiconductor industry is expected to be driven by increasing semiconductor content in consumer electronic applications as well as in the communications industry. These applications could include wireless or handheld devices, DVD players, flat panel digital televisions, digital cameras, MP3 digital audio players, video game consoles for internet games, electronic dictionaries and electronic books. These new applications typically require semiconductors of increasing power and decreasing size, which is expected to drive innovation and product volume growth. For example, next generation cellular phone handsets increasingly have features that support more data processing applications, multimedia applications and internet applications, and these applications are likely to drive the consumption of high performance logic and memory products, such as high-density ROM and Flash products.
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
     ROM: The earliest and most basic type of nonvolatile memory is the read-only memory (“ROM”), which is permanently encoded when produced and cannot be reprogrammed after it is fabricated. Measured by cost per Mb, ROM is the least expensive and the most cost-effective nonvolatile memory currently produced. ROM is widely applied in the video game and printer applications given its non-erasable nature and inexpensive unit cost. Long-term proliferation of new consumer electronic products, such as electronic books, electronic dictionaries and multimedia cards for third generation cellular phone applications, is expected to increase the consumption of ROM.
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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The following table sets forth the name of each director, supervisor and executive officer, his position with us, the date of his initial appointment and his age, as applicable, as of June 29, 2007. We do not have any executive officers other than the directors, supervisors and executive officers listed below.

Name	Position with Our Company	Date of Initial Appointment	Age
Miin Wu	President, Director and Chairman	September 1, 1989, June 29, 2007 and March 7, 2005	58
Champion Investment Co., Ltd. (1)	Director	June 29, 2007
H. C. Chen (2)	Director	June 29, 2007	68
Takata Akira (3)	Director	May 12, 2005	49
Dang-Hsing Yiu	Director, Senior Vice President and Conglomerate Marketing Officer	June 5, 1995 March 14, 2003 January 10, 2007	54
C.Y. Lu	Director and Senior Vice President of Microelectronics and Memory Solution Group	April 18, 2003 March 14, 2003	56
Hui Ying Investment Ltd. (1)	Director	June 29, 2007
J.P. Peng (5)	Director	June 18, 2004	51
Yu Liang Chen (4)	Director	June 29, 2007
W. S. Pan	Director and Vice President	June 29, 2007 and January 10, 2007	50
F. L. Ni	Director and Vice President	June 29, 2007 and July 25, 2006	48
Cheng Yi Fang	Director	June 29, 2007	65
Chiang Kao	Independent Director	June 29, 2007
Yan-Kuin Su	Independent Director	June 29, 2007
Duh Kung Tsai	Independent Director	June 29, 2007
Chow Fang Chen	Supervisor	June 29, 2007
Ping Tien Wu	Supervisor	November 27, 1993	65
Gueimin Lee	Supervisor	June 29, 2007
C. P. Wang (5)	Supervisor	June 29, 2007
Rich Liu	Vice President	January 10, 2007	62
Paul Yeh	Associate Vice President of Finance Center	July 1, 2001	50

(1)	Under the R.O.C. Company Act, companies may hold director positions directly. Following our general shareholders’ meeting on June 29, 2007, these companies have not yet named individual representatives or nominees, if they intend to do so.

(2)	Nominee of Hung Chih Investment Corporation

(3)	Nominee of Shun Ying Investment

(4)	Nominee of Li-Hsin Investment Corporation

(5)	Nominee of NewSoft Technology Corporation
     Miin Wu succeeded Dr. Hu as our chairman on March 7, 2005. He is also our president. Mr. Wu has been one of our executive officers since our inception in 1989. He is also the chairman of Magic Pixel Inc. and MaxNova Inc., which used to be internal departments and then were spun off from our company. He has over 20 years of experience in the semiconductor industry. Mr. Wu received both a B.S. degree and an M.S. degree in electrical engineering from National Cheng-Kung University in Taiwan as well as a M.S. degree in material science and engineering from Stanford University.
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

     Dang-Hsing Yiu has been a director since 1995, our senior vice president since 2003 and our Conglomerate Marketing Officer since 2007. Mr. Yiu has been an executive officer of our company since 1990 and was previously our chief operating officer. He has worked in the semiconductor and technology related industries since 1979. Mr. Yiu received a B.S. degree in electrical engineering from National Taiwan University and an M.S. degree in electronic engineering from the University of California, Berkeley.
     C.Y. Lu has been a director since 2003 and our senior vice president of our Microelectronics and Memory Solution Group since 2003. He was previously our chief technology officer. Mr. Lu is also the chairman of Ardentec Corporation. He has over 20 years experience in the semiconductor and technology related industries. Mr. Lu received a Ph.D. in physics from Columbia University.
     J.P. Peng was a vice president from 1991 until 2006 and has been a director since 2004. He received a M.S. degree in electrical engineering from the University of Iowa.
     Yu Liang Chen is the chairman of RDC Semiconductor Co., Ltd., Spirox Corporation and Spirox System Corporation.
     Cheng Yi Fang has been a director since 2001. Mr. Fang is a director of Mercuries & Associates Ltd. and president of Avnet Mercuries Company. He received a B.A. degree from the business administration department of National Taiwan University.
     Chiang Kao is the president of National Cheng Kung University. He has been a Visiting Scholar at the Management Information Research Center at Purdue University, and a Visiting Professor in the Department of Computer Science at Southwest Texas State University. He received a Ph.D. in forest management from Oregon State University.
     Yan Kuin Su was a director of Advanced Optoelectronic Technology Center in National Cheng Kung University. He is also a professor in the Department of Electrical Engineering of National Cheng Kung University. He has been an University Adjunct Professor at the State University of New York at Binghamton, U.S.A. He is an IEEE Fellow for his contributions to optoelectronics and nano-photonics research and education. He received a Ph.D. in electrical engineering from National Cheng Kung University.
     Duh Kung Tsai is the president of AST Taiwan Co., Ltd. and Kingston Technology Far East Co. He is also the chairman of Kingston Technology Company and Powertech Technology Inc.
     Chow Fang Chen was the founder, managing partner and chairman of Diwan, Ernst and Young Taiwan. He is also the vice chairman of the Financial Accounting Standard Committee of the Accounting Research and Development Foundation. He received a B.S. in accounting from National Cheng Kung University.
     Ping Tien Wu has been a supervisor since 1993. He received a Ph.D. in physics from the University of Iowa.
     Gueimin Lee has been a licensed attorney since 1983. She specializes in Corporate, Securities, Merger & Acquisition, and Intellectual Property law. She is a senior partner of Baker & McKenzie Taiwan and currently serves as the head of the Finance & Economic Committee of the Taipei Bar Association and the WTO Committee of the Chinese National Federation of Industries. She is also an associated professor of National Chiao-Tung University and Soochow University. She received her J.D. from University of the Pacific.
     C. P. Wang is the financial manager of Mitac International Corp. He is also the chief financial officer and a director of Powerchip Semiconductor Corp.
     F.L. Ni has been a vice president since 2006. He received a M.S. degree in electrical engineering from University of Michigan.
     Rich Liu has been a vice president since 2007. He received a Ph.D. in materials science from University of Illinois.
     W.S. Pan has been a vice president since 2007. He received a Ph.D. in electrical engineering from Rensselaer Polytechnic Institute.
     Paul Yeh has been the associate vice president in charge of our finance center since July 2001. Prior to that, he was the senior director of our finance center from 1995 to June 2001. He received an M.B.A. degree from National Chengchi University in Taiwan and a B.S. degree in management science from National Chiao Tung University in Taiwan.
     The business address for all of our directors and senior management is our principal executive offices at No. 16 Li - Hsin Road, Science Park, Hsinchu, Taiwan, Republic of China.
     Our directors do not have service contracts with the Company providing for benefits upon termination of employment.

B. Compensation
     The following table sets forth total compensation for our directors, supervisors and executive officers in 2006:

(thousands of NT$)
				Deferred
		Compensation		Compensation		Pension
Name	Related position with our Company in 2006	Paid		Accrued		Accrued
Miin Wu	Executive Director	113		25,929	(1)
Ding-Hua Hu (5)	Executive Director	113
H.C. Chen	Executive Director	113
Yaou-Dong Wang	Director	100
J.P. Peng	Director	100
C.Y. Lu	Director	100
Dang-Hsing Yiu	Director	100
Raymond S. Mak	Director	100
Akira Takata	Director	100
C.L. Liu (5)	Independent Director / Executive Director	700
Simon M. Sze (5)	Independent Director	700
Cheng Yi Fang	Independent Director	700
Ping Tien Wu	Independent Supervisor	700
J. D. Lee (5)	Supervisor	100
Miin Wu	Chairman and President	54,265	(2)	8,540	(2)	1,890	(2)
C.Y. Lu	Senior Vice President
Dang-Hsing Yiu	Senior Vice President
Raymond S. Mak (5)	Vice President
F.L. Ni (4)	Vice President
Yaou-Dong Wang (3)	Vice President
J.P. Peng	Vice President

(1)	Total compensation reserved from earnings distribution for all the directors and supervisors

(2)	Total compensation for Miin Wu, C.Y. Lu, Dang-Hsing Yiu, Raymond S. Mak, F.L. Ni, Yaou-Dong Wang and J.P. Peng in their senior management capacities.

(3)	Yaou-Dong Wang resigned as vice president, effective June 27, 2006

(4)	F.L. Ni succeeded as vice president, effective July 25, 2006

(5)	Effective June 29, 2007, these individuals no longer serve as our directors, supervisors or executive officers
     According to our Articles, we may distribute 2.0% of distributable earnings to our directors and supervisors as compensation. In the event that a director or supervisor serves as a representative of a legal entity, such compensation is paid to the legal entity. We pay our executive officers monthly salaries, including our Chairman, in addition to employee bonuses.
     As of May 1, 2007, 119,153,132 shares were held by the directors, supervisors and executive officers listed in the above table. In addition, the president, vice-president, executive directors, and the associate vice president of the finance center combined, held options to purchase up to 16,008,174 shares of the company. There have been no loans or advances made by us or any of our subsidiaries to, or guarantees given by us or any of our subsidiaries in relation to loans or advances received by, the directors, supervisors and executive officers. We are not involved in any unusual transactions (such as purchases outside normal activities, acquisitions or disposals of assets) with any of our directors, supervisors or executive officers.
     All material transactions between the company and its directors, supervisors and executive officers are described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.
C. Board Practices
     Our shareholders elect the members of our board of directors. Our board of directors is composed of 15 directors, three of whom are independent directors. The chairman of our board of directors is elected from among our directors. The chairman of our board of directors presides at meetings of our shareholders and meetings of our board of directors, and also represents us in connection with external matters.
     All of our directors were elected or re-elected on June 29, 2007 for a three-year term, until the general shareholders’ meeting scheduled in 2010. Our board of directors appoints our executive officers. In accordance with the R.O.C. Company Law, our supervisors cannot concurrently serve as our directors, executive officers or other staff members. We currently have four supervisors, all whom were also elected on June 29, 2007 and serve a three-year term, until the general shareholders’ meeting in 2010. Our supervisors’ duties and powers include, but are not limited to, investigation of our condition, inspection of corporate records, verification of statements by our board of directors at shareholders’ meetings, calling of shareholders’ meetings, representation of us in negotiations with our directors and giving notification, when appropriate, to our board of directors to cease acting in contravention of applicable law or regulation or our articles of incorporation or resolution adopted at our shareholders’ meeting.
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
     We currently have three independent directors, namely, Mr. Kao, Mr. Su and Mr. Tsai.

Audit Committee
     We established an Audit Committee on October 27, 2004. We have not yet convened the first meeting of our board of directors and have not appointed any new members of our audit committee since the election of directors and supervisors on June 29, 2007. However, the three former independent directors, namely, Mr. Cheng Yi Fang, Mr. C.L. Liu and Mr. Simon M. Sze will continue to operate and carry out their responsibilities as the audit committee members until the new members are appointed according to the R.O.C. Company Act. In May 2006, the R.O.C. Securities and Exchange Act was amended to require every public company to either establish an Audit Committee or appoint supervisors. However, it does not require a public company to establish an Audit Committee. As the R.O.C. Company Act requires our Board of Directors to be responsible for the appointment, termination, compensation and oversight of our auditors, our audit committee is responsible for, among other matters, making recommendations to our Board of Directors with respect to such matters and evaluating and nominating suitable auditors. The Audit Committee is required by its charter to meet at least once a quarter.
     We established a compensation committee on August 8, 2005. We have three members in our compensation committee who are two of our former independent directors, Mr. C. L. Liu and Mr. Cheng Yi Fang, and one of our former executive directors, Mr. H. C. Chen. They will continue to operate and carry out their responsibilities until the new members are appointed by the board of directors.
Difference between NASDAQ Requirements and Home Country Practices
     In general, corporate governance principles for Taiwanese companies are set forth in the R.O.C. Company Act, the R.O.C. Securities and Exchange Act and, to the extent they are listed on the Taiwan Stock Exchange, listing rules of the Taiwan Stock Exchange. Corporate governance principles under provisions of R.O.C. law may differ in significant ways to corporate governance standards for U.S. NASDAQ-listed companies. Under NASD Marketplace Rule 4350(a)(1), foreign private issuers are permitted to follow certain home country corporate governance practices in lieu of the requirements of Rule 4350. The following are the requirements of Rule 4350 we do not follow and the home country practices we follow.
     Under Rule 4350(c)(1), a majority of the board of directors must comprise of independent directors. We currently have three independent directors out of a total of 15 directors on our board, and have no plans to have a majority of independent directors as we are not required to do so under R.O.C. requirements.
     Rule 4350(c)(3) requires that, the compensation of the chief executive officer of a company must be determined, or recommended to the board, either by a majority of the independent directors or an independent compensation committee. We currently follow the practice under R.O.C. Company Act, which requires that the compensation of directors be approved by shareholders. In addition, we also follow Article 29 of the R.O.C. Company Act, which provides that the compensation of executive officers of the company shall be decided by resolutions adopted by the majority of the board at a meeting satisfying a quorum of more than one-half of the directors.
     Under Rule 4350(c)(4), director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors or an independent nominations committee. The R.O.C. Company Act expressly grants the power of nomination to the shareholders, as well as to the board of directors. Under the R.O.C. Company Act and the interpretations thereof, candidates to serve as directors are nominated either by the board of directors prior to the shareholders’ meeting or by the shareholders during the election of the directors. In addition, the Legislative Yuan of the R.O.C. has approved an amendment to the R.O.C. Company Act specially granting director nomination powers to holders of at least one percent of the total issued and outstanding shares of the company. Therefore, the requirement of a nominations committee is in conflict with the R.O.C. Company Act. We currently follow the home country practice.
     Under Rule 4350(i)(1)(A), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. Under the corresponding domestic requirements in the R.O.C. Company Act and the R.O.C. Securities and Exchange Act, shareholders’ approval is required for the distribution of employee bonuses, while the board of directors has authority, subject to the approval of the R.O.C. SFB, to approve employee stock option plans and to grant options to employees pursuant to such plans. We follow the home country practice. R.O.C. law provides for specific safeguards on employee stock option grants. Options granted under the plans are subject to certain statutory volume limitations. Under the R.O.C. Company Act, the directors of a company may not receive stock options because they are not considered “employees” of the company.
D. Employees
     As of December 31, 2006, we employed 3,596 full-time employees, of whom 589 were executive officers and administrators, 1,578 were engineers and technicians and 1,429 were operators of machinery and equipment. Of all our operators, we employed 222 persons from outside Taiwan that are based in Taiwan. Approximately 52.0% of our employees as of that date had undergraduate or college degrees, 1.0% who possessed doctoral degrees and approximately 19.2% who held master’s degrees. As of December 31, 2006, the average age of our employees was 32.1 years old.
     The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the capacity indicated:

	Year ended December 31,
Position	2004	2005	2006
Executive and Senior Managers	313	325	324
Supporting Staff and Administrators	277	264	265
Engineers and Technicians	1,562	1,531	1,578
Operations
Local	1,223	1,178	1,207
Overseas	218	231	222

Total	3,593	3,529	3,596

     Our future success will depend, in part, on our ability to continue to attract and retain highly qualified technical, marketing, engineering and management personnel. The competition in Taiwan for qualified engineers and managers with experience in the semiconductor industry is particularly intense. We have had considerable success in attracting engineers and managers of R.O.C. origin working in the United States to emigrate back to Taiwan but this success may not continue. In 2004 and 2005 we also recruited a number of design engineers in Korea and our subsidiary in the United States recruited a number of design engineers in the United States, to partially replace a number of engineers who had left. We have not experienced any strikes or significant work stoppages and believe that our relations with our employees are good.
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

E. Share Ownership
     The following table sets forth the personal share ownership of the directors, supervisors and executive officers listed in the table under “—B. Compensation” and their immediate families as of May 1, 2007:

				Shares owned by
				Spouses and minor
		Share Ownership(5)		children
		Number		Number of
Title	Name	of Shares	Percentage	Shares	Percentage
Executive Director, Chairman and President	Miin Wu	18,075,841	0.62%	—	—
Executive Director	Ding-Hua Hu (5)	2,334,854	0.08%	—	—
Executive Director	H. C. Chen (1)	603,647	0.02%	—	—
Director, Senior Vice President and Conglomerate Marketing Officer	Dang-Hsing Yiu	10,090,724	0.35%	2,335,263	0.08%
Director and Senior Vice President of Microelectronics and Memory Solution Group	C.Y. Lu	1,357,264	0.05%	—	—
Director and Vice President	Raymond S. Mak (5)	4,045,506	0.14%	—	—
Director and,Vice President	Yaou Dong Wang (4)	3,288,788	0.11%	712,829	0.02%
Director and Vice President	J.P. Peng (2)	3,515,795	0.12%	—	—
Director	Akira Takata (3)	70,074,805	2.40%	—	—
Independent Director	C.L. Liu (5)	100,000	—	—	—
Independent Director	Simon M. Sze (5)	—	—	—	—
Independent Director	Cheng Yi Fang	634,344	0.02%	210,659	0.01%
Independent Supervisor	Ping Tien Wu	115,860	—	—	—
Supervisor	J.D. Lee (3)(5)	70,074,805	2.40%	—	—
Vice President	F.L. Ni	1,134,889	0.04%	611,537	0.02%
Vice President	Rich Liu	145,753	<0.01%	—	—
Vice President	W.S. Pan	11,644	<0.01%	—	—
Associate Vice President, Finance Center	Paul Yeh	3,623,418	0.12%	25,134	<0.01%

(1)	Nominee of Hung Chih Investment Corporation.

(2)	Nominee of Hui Yin Investment Corporation. Mr. Peng resigned as Vice President effective January 10, 2007

(3)	Nominee of Shun Yin Investment Co., Ltd.

(4)	Mr. Wang resigned as Vice President effective June 26, 2006

(5)	Effective June 29, 2007, these individuals no longer serve as our directors, supervisors or executive officers

(6)	The shareholders who are directors or senior management have the same voting rights as the other shareholders.

F. Stock Option Plans
     Our board of directors approved five share option plans on November 29, 2001, April 24, 2002, April 7, 2003, March 11, 2004, and March 7, 2005, which were approved by the R.O.C. SFB on December 20, 2001, May 23, 2002, April 24, 2003, March 30, 2004, and June 16, 2005, respectively.
     These share option plans provide that our officers and employees and those of our subsidiaries may, at the discretion of our board of directors, be granted options to purchase our common shares at an exercise price of or not less than the reported closing price of our common shares traded on the Taiwan Stock Exchange on the date the options are granted. According to the share option plan, upon expiry of the second anniversary of the date the options are granted, up to 50% of the granted options will be vested, and another 25% of the granted options will be vested upon the expiry of each of the third anniversary and fourth anniversary of the date the options are granted. Each vested option can be exercised within a period of six years from the relevant date the options are granted. There are no special senior management options. The options held by our directors, supervisors and executive officers bear the same conditions as the ones received by our employees. In addition, only directors and executive officers who are also hired as employees can be granted options pursuant to the share option plans. Our board of directors will have complete discretion to determine which eligible individuals are to receive option grants and the number of shares subject to each grant.
     Under the share option plan of November 29, 2001, we granted 71,768,500, 560,000, 1,507,000 and 6,164,500 share options at initial exercise prices of NT$25.1, NT$24.5, NT$11.5 and NT$11.7 on January 16, 2002, May 6, 2002, October 1, 2002 and December 16, 2002, respectively. As of December 31, 2006, we had 97,000 and 93,000 outstanding share options at exercise prices of NT$19.0 and NT$19.4, respectively, under the share option plan of November 29, 2001.
     Under share option plan of April 24, 2002, we granted 150,000,000, 10,284,500 and 2,753,500 share options at initial exercise prices of NT$11.5, NT$11.7 and NT$9.35 on October 1, 2002, December 16, 2002 and April 7, 2003, respectively. As of December 31, 2006 we had 71,643,000, 2,847,500 and 1,516,000 outstanding share options at exercise prices of NT$19.0, NT$19.4 and NT$15.8, respectively, under the share option plan of April 24, 2002.
     Under the share option plan of April 7, 2003, we granted 193,212,000, 829,000, 685,000, 785,000 and 749,000 share options at initial exercise prices of NT$7.75, NT$9.1, NT$13.15, NT$12.3 and NT$14.1 on June 13, 2003, November 4, 2003, March 11, 2004, March 30, 2004 and April 27, 2004, respectively. As of December 31, 2006, we had 117,155,697, 422,000, 348,000, 335,000 and 681,000 outstanding share options at exercise prices of NT$13.3, NT$15.4, NT$22.1, NT$20.9 and NT$24.2, respectively, under the share option plan of April 7, 2003. As of December 31, 2006, 342,901 share options had been exercised to issue 199,804 shares of common stock under the share option plan of April 7, 2003.
     Under the share option plan of March 11, 2004, we granted 176,972,000, 4,919,000, 2,176,000, 5,015,500, 4,466,000, 4,428,500 and 1,172,000 share options at initial exercise prices of NT$14.55, NT$14.1, NT$11.0, NT$9.25, NT$7.05, NT$7.05 and NT$6.88 on April 9, 2004, April 27, 2004, June 2, 2004, August 11, 2004, October 27, 2004, January 28, 2005 and March 7, 2005, respectively. As of December 31, 2006, we had 121,403,250, 1,914,000, 1,375,000, 2,725,000, 2,398,836, 2,791,000,and 500,000 outstanding share options at exercise prices of NT$24.9, NT$24.2, NT$18.8, NT$15.8, NT$12.1, NT$12.1 and NT$11.8, respectively, under the share option plan of March 11, 2004. As of December 31, 2006, 62,164 share options had been exercised to issue 36,218 shares of common stock under the share option plan of March 11, 2004.

     Under the share option plan of March 7, 2005, we granted 188,958,500, 7,978,500, 2,372,000 and 691,000 share options at initial exercise prices of NT$5.84, NT$5.83, NT$5.81 and NT$5.72 on August 8, 2005, August 29, 2005, October 25, 2005 and February 7, 2007, respectively. As of December 31, 2006, we had 152,954,500, 5,793,500, 2,237,000 and 559,000 outstanding share options at exercise prices of NT$10.0, NT$10.0, NT$10.0 and NT$9.8, respectively, under the share option plan of March 7, 2005.
     The exercise prices and the subscription ratios of outstanding options have been adjusted to reflect the cancellation of 2,079,474,542 shares of common stock in 2006. Please see notes 19 and 28 to the consolidated financial statements for summarized information about these share option plans.
     Our Articles of Incorporation set out the total number of authorized shares reserved for grants for employee share options. In June 2003, our stockholders approved an increase of total number of authorized shares reserved for grants for employee share options from 450 million common shares to 650 million common shares. On June 18, 2004, our stockholders approved a further increase of the total number of authorized shares reserved for grants for employee share options to 800 million common shares. On June 30, 2006, our stockholders approved a further decrease of the total number of authorized shares reserved for grants for employee share options from 800 million common shares to 650 million common shares.
     The R.O.C. SFB regulates the terms of our stock options and each of our stock option plans must be approved by the R.O.C. SFB. Current R.O.C. SFB regulations require, among other things, the exercise price to be not less than the reported closing price of our common shares traded on the Taiwan Stock Exchange on the date the options are granted, the options to be exercisable beginning two years after the options are granted in accordance with the plan, and the options to be valid for a maximum period of 10 years. Therefore the terms of our stock option plans are largely determined by prevailing R.O.C. SFB regulations, and our board of directors approve each stock option plan before it is submitted to the R.O.C. SFB for approval.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth certain information, as of May 1, 2007, with respect to the common shares of our company owned by our top five shareholders and all directors, supervisors and executive officers as a group. To our knowledge, as of May 1, 2007, one shareholder beneficially owned 5% or more of our common shares.

		Percentage of
		total
	Number of	outstanding
Name of Shareholder	common shares	common shares
Powerchip Semiconductor Corp	176,167,345	6.04%

Shun Yin Investment Co., Ltd.	70,074,805	2.40%

JPMorgan Chase Bank N.A. Taipei Branch in custody for Stichting Pensioenfonds ABP.	68,215,476	2.34%

Kuo Hwa Life Insurance Co., Ltd.	50,783,767	1.74%

National Stabilization Fund	33,175,004	1.14%
     As of May 1, 2007, a total of 2,916,415,946 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of May 1, 2007, 16,089,847 common shares were registered in the name of a nominee of the Bank of New York, the depositary under our ADS deposit agreement. Bank of New York has advised us that, as of May 1, 2007, 1,608,984.7 ADSs, representing 16,089,847 common shares, were held of record by Cede & Co. and 7 other registered shareholders. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
     As of May 1, 2007, 642,095 common shares underlying GDSs were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 1, 2007, 16,052 GDSs, representing 642,095 common shares, were held by Cede & Co.
     Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Voting Rights.”
     The Company is not directly or indirectly owned or controlled by another entity, and we are not aware of any arrangement that may at a subsequent date result in a change of control.

B. Related Party Transactions
     Members of our board of directors and our executive officers also serve or have served as directors of companies with which we do business. These individuals include Mr. Miin Wu, who serves as a director of Tower Semiconductor, and Mr. C.Y. Lu, who serves as the chairman of Ardentec Corporation (“Ardentec”). We believe that the transactions we conduct with these parties are on an arms-length commercial basis.
     We subcontract a portion of our assembly and testing requirements to Ardentec. For services performed by Ardentec, we incurred manufacturing processing charges of NT$260 million in 2004, NT$218 million in 2005 and NT$75 million (US$2.3 million) in 2006. We purchase industrial gases from United Industry Gas. We incurred NT$100 million in 2004, in charges for industrial gases provided by United Industry Gas. After June 28, 2004, United Industry Gas was no longer our related party since we no longer represented the director in United Industry Gas.
     In August 2000, we entered into a five-year manufacturing and technology cooperation agreement with Tower Semiconductor, an Israeli company, whereby Tower Semiconductor will provide silicon wafer manufacturing processing services that can employ Tower Semiconductor’s micro FLASH technology. This technology is based on proprietary technology licensed from Saifun, an Israeli integrated circuit design company. We also have entered into a separate agreement with Saifun that provides us with rights to develop and manufacture certain products related to the micro FLASH process technology. Under the agreement with Tower Semiconductor, Tower Semiconductor will be obligated to manufacture for us up to an agreed number of six-inch wafers per month upon receiving our orders. Due to the market conditions, we placed orders for less than the numbers of wafers that we could have required Tower Semiconductor to manufacture for us in those periods. Wafer purchases from Tower Semiconductor were NT$20 million in 2004, NT$189 million in 2005 and NT$507 million (US$15.6 million) in 2006.
     In December 2000, we entered into a share purchase agreement and related additional purchase obligation agreements to invest a total of US$75 million in Tower Semiconductor, together with a foundry agreement. Under the agreements, we are entitled to appoint one member of Tower Semiconductor’s board of directors and to a guaranteed portion of the wafer manufacturing capacity of Tower Semiconductor’s new eight-inch fabrication facility. Under the agreements, we agreed to purchase approximately 2.7 million Tower Semiconductor ordinary shares, of which 866,551 shares were purchased at the initial closing in January 2000, and the remainder were to be purchased in five equal installments at subsequent closings upon achievement of certain milestones by Tower Semiconductor. The purchase price at each closing was to be based on the fair market value of the shares at the time, subject to a minimum of US$12.50 and a maximum of US$30 per share. Our payment obligations were US$20 million for the initial closing and US$11 million at each subsequent closing. Under the share purchase agreement, the excess of our payment obligations over the total share purchase consideration is credited to a prepaid credit account. Amounts in the credit account may be applied to future purchases of wafers, purchases of Tower Semiconductor’s shares (not including purchases under the original purchase commitments) or royalty payments.

We entered into an amended agreement with Tower Semiconductor in November 2003 and November 2006, respectively. According to the 2003 and 2006 Amendments, the Company agreed not to use the prepaid wafer credits for future purchase of wafers from Tower (unconverted wafer credit) during the period prior to December 31, 2009. The unconverted wafer credits are classified as part of accounts receivable and are payable by Tower on or prior to December 31, 2009 with interest payable at agreed interest rate at each quarter. In addition to that, both Tower Semiconductor and we agreed that the credit account balance could be used by certain subsidiaries of Macronix for the purchase of wafers.
     As of December 31, 2006, all of our purchase obligations were fulfilled and we owned 8,773,395, or approximately 8.71%, of Tower Semiconductor’s outstanding shares. As of December 31, 2006, our credit account balance was US$14.1 million, and we provided an allowance of US$14.1 million for such prepaid credit account recognizing losses of US$9.7 million and US$4.4 million in 2003 and 2005, respectively, after assessing an impairment. Our average purchase price per share as of December 31, 2006 was US$7.31, which is somewhat higher than the fair market values at the time we acquired those shares due to the minimum per share price in the original agreement.
     Until the establishment of our audit committee, our board of directors as well as our supervisors historically reviewed and approved related party transactions, consistent with R.O.C. laws and practices. Since its establishment on February 24, 2005, our audit committee approves all material related party transactions.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     Please see “Item 18. Financial Statements”.

Dividend Policy
     We generally are not permitted under R.O.C. Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we have no current or retained earnings (excluding reserves). R.O.C. Company Law also requires that 10% of annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until our accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct any losses incurred in prior years and deduct the legal and/or special reserve from our net income, 2% of the balance will be distributed in cash as compensation for directors and supervisors. The remainder shall be added to the undistributed surplus from previous years and distributed in the proportions specified in our articles of incorporation. We may pay these distributions in stock or cash or a combination of stock and cash, except that any employee bonuses and shareholder dividends will normally be distributed in cash unless we determine otherwise, and provided that not more than 50% of our distributable net income may be distributed in the form of stock. All or part of the dividends to shareholders and employee bonuses may be reserved at the relevant annual shareholders’ meeting as retained earnings for distribution in later years. See “Item 10 — Additional Information — B. Memorandum and Articles of Association — Description of Our Common Shares — Dividends and Distributions”.

     Our shareholders on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of their common shares. Our shareholders passed a resolution at the general shareholders’ meeting held on June 29, 2007, entitling each shareholder to a cash dividend of NT$0.18 per share and a stock dividend of 18 shares for each 1000 shares held by such shareholder.
     For information relating to R.O.C. withholding taxes payable on dividends, see “Item 10. Additional Information — E. Taxation — R.O.C. Taxation”.
Legal Proceedings
     As is the case with many companies in the semiconductor industry, we from time to time receive communications from third parties asserting certain patents to our products. We have entered into discussions with some of these third parties as to their respective positions and the terms of any possible licenses. We could incur significant costs with respect to the defense of claims against us that could have a material adverse effect on our results of operations or financial condition.
     On March 7, 2006, Spansion, Inc. filed an action against us and Macronix America Inc., in the U.S. District Court for the Northern District of California. The original complaint asserted causes of action for false advertising, trademark dilution and unfair competition. On May 19, 2006, Spansion filed a first amended complaint alleging an additional claim for copyright infringement. All claims asserted by Spansion arose out of the comparative advertising and marketing of the Macronix NBitTM flash memory chips. On June 5, 2006, we and Macronix America filed answers to the first amended complaint denying the allegations of the first amended complaint and asserting a number of affirmative defenses. On March 9, 2007, both sides agreed to settle the lawsuit and filed a stipulation of dismissal with prejudice. On March 30, 2007, the Court ordered that the present lawsuit be dismissed with prejudice, and the file closed.
     We are currently not involved in any material legal proceedings, although we may become involved in other litigation in the future. See “Item 5. Operating and Financial Review and Prospects — Research and Development” and “ — Intellectual Property”.
B. Significant Changes
     Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.

Item 9. The Offer and Listing
A. Offer and Listing Details
     Each ADS represents ten of our common shares. Our ADSs have been listed on the NASDAQ Global Select Market (which used to be the NASDAQ National Market) since May 9, 1996. The table below presents, for the periods indicated, the high and low closing prices on the NASDAQ Global Select Market (or the NASDAQ National Market, as the case may be) for our outstanding ADSs.

			Average daily
			trading
			volume (in
			thousands
	Closing Price Per ADS(1)		of ADSs)(1)
	High	Low
	(US$)	(US$)
2002	14.64	4.88	31.127
2003	6.34	2.18	15.467
2004	9.85	3.43	9.868
2005	3.84	1.59	6.175
First Quarter	3.84	2.23	7.881
Second Quarter	3.48	2.14	3.599
Third Quarter	3.63	1.71	5.186
Fourth Quarter	2.74	1.59	8.144
2006	5.01	1.73	9.405
First Quarter	3.44	2.04	6.368
Second Quarter	3.35	1.73	8.093
Third Quarter	3.35	2.40	10.144
Fourth Quarter	5.01	3.09	12.969
2007
January	4.48	3.86	10.422
February	4.05	3.55	12.605
March	4.37	3.81	11.551
April	4.20	4.02	6.261
May	4.20	4.01	13.269
June	4.79	4.07	9.846

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid and reverse stock split in the periods indicated.

     Each GDS represents 40 of our common shares. Our GDSs have been listed on the Luxembourg Stock Exchange since April 5, 2004. The table below presents, for the periods indicated, the high and low closing prices on the Luxembourg Stock Exchange for our outstanding GDSs.

			Average
			daily
			trading
			volume
			(in
			thousands of
	Closing Price Per GDS(1)(2)		GDSs)(1)(2)
	High	Low
	(US$)	(US$)
2004	20.9	8.35	0
2005	8.00	3.80	0
First Quarter	8.00	5.25	0
Second Quarter	7.50	5.70	0
Third Quarter	7.80	3.80	0
Fourth Quarter	6.39	4.25	0
2006	18.05	4.67	0
First Quarter	7.11	4.67	0
Second Quarter	5.37	5.11	0
Third Quarter	—	—	0
Fourth Quarter	18.05	15.75	0
2007
January	16.91	15.27	0
February	16.38	15.77	0
March	16.88	14.98	0
April	16.92	16.1	0
May	16.95	16.33	0
June	19.39	16.53	0

Source: Bloomberg L.P.

(1)	Average includes only days in which GDSs were traded.

(2)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid and reverse stock split in the periods indicated.
     Our common shares have been listed on the Taiwan Stock Exchange since March 15, 1995. The table below presents, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares and the highest and lowest of the daily closing values of the Taiwan Stock Exchange Index.

			Average daily
			trading volume
			(in thousands of
	Closing Price Per Share (1)		shares)
	High	Low
	(NT$)	(NT$)
2002	51.24	16.79	34,149
2003	22.53	7.06	25,556
2004	28.78	11.48	35,877
2005	12.51	5.29	19,258
First Quarter	12.51	7.50	19,094
Second Quarter	10.96	7.16	22,619
Third Quarter	10.88	5.29	16,588
Fourth Quarter	9.20	5.50	18,725
2006	15.05	6.60	21,230
First Quarter	10.43	6.60	20,334
Second Quarter	10.15	7.08	21,402
Third Quarter	10.60	8.55	18.116
Fourth Quarter	15.05	10.10	25,125
December	14.55	13.50	21,643
2007
January	14.60	12.60	19,614
February	13.95	13.20	10,077
March	14.85	12.70	22,067
April	14.55	13.50	13,036
May	14.50	13.70	13,765
June	16.60	13.90	42,097

Source: Bloomberg L.P.

(1)	As adjusted retroactively by Bloomberg L.P. to give effect to stock dividends paid and reverse stock split in the periods indicated.
     The Taiwan Stock Exchange has experienced substantial fluctuations in the prices of listed securities and there are currently limits on the range of daily price movements, as set forth in Article 63 of the operating rules of the Taiwan Stock Exchange Corporation. See “Cautionary Statement” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and “Item 3. Key Information — D. Risk Factors — Political and Economic Risks — The trading price of our common shares may be adversely affected by the general activities of the Taiwan Stock Exchange and the economic performance of Taiwan”.

B. Plan of distribution
     Not applicable.
C. Markets
     The principal trading market for our common shares is the Taiwan Stock Exchange. The ADSs have been issued by The Bank of New York as depositary and are quoted on the NASDAQ Global Select Market under the symbol “MXIC”.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
Description of Our Common Shares
     An English translation of our Articles of Incorporation is filed herewith as Exhibit 1.1.
     Set forth below is a description of our common shares, including summaries of the material relevant provisions of our articles of incorporation, the R.O.C. Company Law, the R.O.C. Securities and Exchange Law and the rules and regulations under these laws. Unless otherwise indicated in this annual report, holders of our ADSs generally have the same rights as holders of our common shares. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our Common Shares, ADSs and GDSs” for a description of certain differences and “ —Voting Rights of ADS Holders”.

General
     Our authorized capital is NT$65.5 billion, divided into 6.5 billion shares, including up to 650 million shares reserved for the exercise of employee stock options as of May 1, 2007. As of May 1, 2007, 2,916,415,946 of our common shares had been fully paid-in and were outstanding. All of our common shares are in registered form.
     As of May 1, 2007, 16,089,847 common shares underlying ADSs were held in the name of nominees of The Bank of New York, as depositary for our ADS facility. The Bank of New York has advised us that, as of May 1, 2007, 1,608,984.7 ADSs, representing 16,089,847 common shares, were held of record by Cede & Co. and seven registered holders. We have no further information as to our common shares held, or beneficially owned, by U.S. persons.
     As of May 1, 2007, 642,095 common shares underlying GDSs were registered in the name of a nominee of Citibank, N.A., the depositary under the GDS deposit agreement. Citibank, N.A. has advised us that, as of May 1, 2007, 16,052 GDSs, representing 642,095 common shares, were held of record by Cede & Co.
     The R.O.C. Company Law, the R.O.C. Statute for Establishment and Administration of Science Park and the R.O.C. Securities and Exchange Law provide that any change in the issued share capital of a publicly-listed company, such as our company, requires various approvals. These include:
•	the approval of the board of directors;

•	an amendment to the articles of incorporation (which requires shareholder approval) if the original paid-in share capital plus the number of the shares to be converted from the convertible bonds or exercised from bonds with warrants, or to be exercised from employee options, or the number of any new shares issued, exceeds the number of shares specified in the articles of incorporation; and

•	the approval of the R.O.C. Securities and Futures Bureau and the R.O.C. Ministry of Economic Affairs or the Hsinchu Science Park Administration, as applicable.
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
     An amendment to the R.O.C. Company Law was passed by the R.O.C. Legislative Yuan on October 25, 2001 and became effective on November 14, 2001. Under the amended R.O.C. Company Law, when a public company, such as our company, issues new shares, it could:
•	issue multiple share certificates and deliver them to shareholders;

•	issue a single share certificate representing the total number of new shares and deposit the certificate with the Taiwan Securities Central Depositary Co., Ltd. (the “Central Depositary”); or

•	register the new shares with the Central Depositary in lieu of issuing share certificates.
Dividends and Distributions
     Except in limited circumstances, we are not permitted under the R.O.C. Company Law and our articles of incorporation to distribute dividends or make other distributions to shareholders for any year in which we did not have current or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of our annual net income, less prior years’ losses, if any, and applicable income taxes be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, we may set aside a special reserve in accordance with applicable laws and regulations. Our articles of incorporation further provide that, after we pay our income taxes, deduct losses incurred in prior years and deduct the legal reserve and any special reserve, 2% of the balance may be distributed in cash as compensation for directors and supervisors. The remainder shall be added to the undistributed surplus from previous year and distributed by our board of directors, subject to the approval of our shareholders, as described in the following paragraph, in the following manner:
•	85% as a dividend to shareholders; and

•	15% for bonuses to employees.
     Distributions shall be made in cash dividends or in stock dividends. Shareholders’ dividends and employee bonuses shall first be issued in cash, however, we may, if necessitated by financial, business, or administrative needs, issue stock, to the extent they do not exceed 50% of the current year’s distribution. All or part of the dividends to shareholders and bonuses to employees as described above may be reserved at the relevant annual shareholders’ meeting as retained earnings for distribution in subsequent years.
     Our articles of incorporation also provide that employee bonuses will be distributed in the same form as the distribution of dividends to shareholders. In addition, distribution of shares as bonuses to employees is applicable to the employees of our affiliated companies that satisfy the requirements set by our board of directors. In 2004, 2005 and 2006, we did not distribute any employee bonuses. The number of common shares issued as a bonus is obtained by dividing the total nominal N.T. dollar amount of the bonus by the par value of our common shares, or NT$10 per share. Subject to compliance with the above requirements, we may pay dividends or make other distributions from our earnings and reserves as permitted by R.O.C. Company Law.
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
     For information as to R.O.C. taxes on dividends and distributions, see “— E. Taxation — R.O.C. Taxation.”
Preemptive Rights and Issues of Additional Common Shares
     According to the R.O.C. Company Law, when a company issues new common shares for cash, 10% to 15% of the issue must be offered to its employees. In addition, the R.O.C. Securities and Exchange Law and the relevant securities regulations require that, if a company listed on the Taiwan Stock Exchange or whose shares are traded on the GreTai Securities Market intends to offer new shares for cash, at least 10% of the issue must be offered to the public, except under certain circumstances or when exempted by the R.O.C. Securities and Futures Bureau. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby reducing the number of new shares subject to the preemptive rights of existing shareholders. Unless the percentage of shares to be offered to the public is increased by the shareholders, existing shareholders who are listed on the shareholders’ register as of the record date have a preemptive right to acquire the remaining 75% to 80% of the issue. The shares not subscribed for by the employees and shareholders at the expiration of the period for the exercise of their rights should be sold to the public or specified persons at the direction of our board of directors. According to the R.O.C. Securities and Exchange Law, the preemptive rights provisions do not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.
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
     We have obtained an exemption from NASDAQ from its requirement to solicit proxies and to provide proxy statements for all meetings of shareholders. We comply with the applicable R.O.C. laws and regulations with regard to our shareholder meetings.
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
     The R.O.C. Company Law also provides that shareholder approval is required for major corporate actions, including:
•	any amendment to the articles of incorporation, which is required, among other things, for any increase in authorized share capital;

•	entering into, modification or termination of any contracts for lease of a company’s business in whole, or for entrusted business, or for regular joint operation with others;

•	the dissolution, amalgamation or spin-off of a company;

•	the removing of directors or supervisors;

•	the transfer of the whole or an important part of a company’s business or properties;

•	the taking over of the whole of the business or properties of any other company which would have a significant impact on the acquiring company’s operations; or

•	the distribution of any share dividend.
     To obtain this approval, a shareholders’ meeting must be convened. The holders of at least two-thirds of all of the issued and outstanding common shares must be present at this meeting. Then, the holders of at least a majority of the common shares represented at the meeting must vote in favor of the action. However, in the case of a publicly-listed company such as our company, the resolution may be adopted by the holders of at least two-thirds of the common shares represented at a meeting of shareholders at which holders of at least a majority of the issued and outstanding common shares are present. However, if a controlling company holds not less than 90% of its subordinate company’s outstanding shares, the controlling company’s merger with the subordinate company can be approved by board resolution adopted by majority consent at a meeting with two-thirds of the directors present. A shareholder may be represented at a shareholders’ meeting by proxy. A valid proxy must be delivered to us at least five days before the commencement of the meeting.
     Holders of ADSs will not have the right to exercise voting rights with respect to the common shares represented thereby, except as described in “—Voting Rights of ADS Holders”.
Other Rights of Shareholders
     Under the R.O.C. Company Law, dissenting shareholders of our company are entitled to appraisal rights in the event of amalgamation, spin-off and various other major corporate actions within 20 days of the resolution enacting the event. A dissenting shareholder may request that we redeem all of the shares owned by such shareholder at a fair price to be determined by mutual agreement.

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
     Under the R.O.C. Company Law, a public company’s shareholder register, such as ours, is closed for a period of 60 days before each ordinary shareholders’ meeting, 30 days before each extraordinary shareholders’ meeting and a period of five days before each record date for distribution of dividends, bonuses or other benefits.
Annual Financial Statements
     Under the R.O.C. Company Law, ten days before the ordinary meeting of shareholders, our annual financial statements must be available at our principal office in Hsinchu for shareholder inspection.
Acquisition of Common Shares by our Company
     With minor exceptions, we may not acquire our common shares under the R.O.C. Company Law, and any common shares we acquire must be sold at the current market price within six months after our acquisition of the shares.
     Under the R.O.C. Securities and Exchange Law, we may, in accordance with R.O.C. Securities and Futures Bureau procedures and a resolution adopted by a majority of our board of directors at a meeting attended by more than two-thirds of the directors, purchase our shares on the Taiwan Stock Exchange or by a tender offer for the following purposes:
•	for share transfer to our employees;

•	for the delivery of shares following the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or certificates of warrants issued by us; and

•	for maintaining our credit and our shareholders’ equity, except that the shares so purchased shall be cancelled thereafter.
     The total shares purchased by us may not exceed 10% of our total issued and outstanding shares. In addition, the total cost of the purchased shares may not exceed the aggregate amount of our retained earnings, any premium from share issuances and the realized portion of our capital reserve. The shares purchased by us pursuant to the first two items above must be transferred to the intended transferees within three years after the purchase; otherwise the shares will be cancelled. For the shares to be cancelled under the third item above, we are required to complete an amendment registration for the cancellation within six months after the purchase. The shares purchased by us may not be pledged or hypothecated. In addition, we may not exercise any shareholders’ rights attaching to these shares. Our affiliates (as defined in Article 369-1 of the R.O.C. Company Law), directors, supervisors, managers and their respective spouses and minor children and/or nominees are prohibited from selling our shares during the period we purchase our shares.
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
Voting Rights of ADS Holders
     ADS holders may direct the exercise of voting rights with respect to the Common Shares represented by ADSs only in accordance with the provisions of the deposit agreement and applicable R.O.C. law. See ‘‘Item 3. Key Information – D. Risk Factors — Risks Related to our Common Shares, ADSs and GDSs — ADS and GDS holders do not have the same voting rights as our common shareholders, which may affect the value of the ADSs and GDSs’’. If an ADS holder wishes to withdraw its Common Shares, the ADS holder must appoint a local agent and open a securities trading account with a local brokerage firm. Even if the ADS holder does all this, however, the ADS holder might not know about the meeting early enough in advance to withdraw the shares or the ADS holder may not have enough time to register the Common Shares for voting purposes before the shareholder register is closed. See ‘‘— Meetings of Shareholders’’ and ‘‘— Register of Shareholders and Record Dates’’.
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

     Subject to the provisions described in the second succeeding paragraph, which apply to the election of directors and supervisors, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary will notify the instructions to our president, or if he is no longer an officer or director of our company, then the Chairman of our board of directors (the ‘‘designated representative’’), or such person as he may designate. The depositary will appoint the president or his designated person to serve as the ADS holders’ designated representative and that of the depositary’s or its nominee. The designated representative will attend the meeting and vote all the Common Shares represented by ADSs in the manner so instructed.
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
     By continuing to hold ADSs or any interest in the ADSs, ADS holders will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as these provisions may be amended from time to time.
C. Material Contracts
     Except for the contract stated below and contracts entered into with related parties, please see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” for detailed information on contracts with related parties, we have not been a party to any material contracts that were entered into beyond our ordinary course of business during the preceding two year period.
Asset Purchase Agreement by and among Macronix International Co., Ltd. and Powerchip Semiconductor Corp., dated as of June 30, 2006
     On June 30, 2006, we entered into an asset purchase agreement with Powerchip Semiconductor Corp., in connection with the sale of certain equipment and facilities to Powerchip for a purchase price of approximately NTD$5.3 billion.

D. Exchange Controls
Foreign Exchange
     Taiwan’s Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated by the Ministry of Finance and by the Central Bank of the Republic of China to handle foreign exchange transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters. All foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.
     Aside from trade-related foreign exchange transactions, a Taiwan company and a resident individual may, without foreign exchange approval, remit to and from Taiwan foreign currencies of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into Taiwan by a Taiwan company or a resident individual in a year will be offset by the amount remitted out of Taiwan by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. These limits apply to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies. In addition, all private enterprises are required to register all medium and long-term foreign debt with the Central Bank of the Republic of China.
     In addition, a foreign person may, subject to certain requirements but without foreign exchange approval, remit to and from Taiwan foreign currencies of up to US$100,000 per remittance if the required documentation is provided to the Taiwan authorities. This limit applies only to remittances involving a conversion between New Taiwan dollars and U.S. dollars or other foreign currencies.

E. Taxation
R.O.C. Taxation
General
     The following summary addresses the principal R.O.C. tax consequences of the ownership and disposition of common shares, ADSs or GDSs to a nonresident individual or non-resident entity that holds such common shares or ADSs (a “Non-R.O.C. Holder”). As used in the preceding sentence, a “non-resident individual” (a “Non-R.O.C. Individual”) is a foreign national individual who is not physically present in the R.O.C. for 183 days or more during any calendar year in which he or she owns common shares, ADSs or GDSs and a “non-resident entity” (a “Non-R.O.C. Entity”) is a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the R.O.C. for profit-making purposes and does not have a fixed place of business or other permanent establishment in the R.O.C.
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
Common Shares
     Dividends. Dividends (whether in cash or stock) declared by us out of retained earnings and distributed to a Non-R.O.C. Holder in respect of common shares are subject to R.O.C. withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the par value of the common shares (in the case of stock dividends). However, a 10% R.O.C. retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% R.O.C. tax imposed on those distributions.
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
Inheritance Tax and Gift Tax
     R.O.C. inheritance tax is payable on any property situated within the R.O.C. of a deceased Non-R.O.C. Individual, and R.O.C. gift tax is payable on any property situated within the R.O.C. donated by such person. Inheritance tax is payable at rates ranging from 2% of the first NT$670 thousand to 50% of amounts over NT$111,320 thousand. Gift tax is payable at rates ranging from 4% of the first NT$670 thousand to 50% of amounts over NT$50,090 thousand. Under R.O.C. inheritance and gift tax law, bonds and shares issued by R.O.C. companies are deemed situated within the R.O.C. irrespective of the location of the owner. It is unclear whether a holder of ADSs or GDSs will be considered to own common shares for this purpose.
Tax Treaties
     The United States does not have an income tax treaty with the R.O.C.. At present, the R.O.C. has income tax treaties with Australia, Gambia, Indonesia, Malaysia, Macedonia, the Netherlands, New Zealand, Singapore, South Africa, Swaziland, United Kingdom, Vietnam, Senegal, Sweden, Belgian and Denmark which limit the rate of withholding tax on dividends or interest paid with respect to shares or bonds in R.O.C. companies to residents of these countries. It is unclear whether a Non-R.O.C. Holder will be considered to own common shares for the purposes of such income tax treaties. Accordingly, holders of common shares who are otherwise entitled to the benefits of the relevant income tax treaty should consult their own tax advisors concerning their eligibility for benefits under the treaty with respect to the common shares.
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
     In particular, this discussion does not address special United States federal income tax situations, such as the consequences applicable to persons who are subject to special treatment because they are:
•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who own or are deemed to own at least 10% of our voting stock.

•	tax-exempt organizations;

•	persons liable for the alternative minimum tax;

•	persons who hold ADSs, GDSs or common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	persons who are citizens or residents of a possession or territory of the United States;

•	persons who hold ADSs, GDSs or common shares pursuant to certain retirement plans;

•	persons who receive ADSs, GDSs or common shares as compensation for services;

•	persons whose “functional currency” is not the U.S. dollar; or

•	partners in a partnership that holds ADSs, GDSs or common shares.
     The following discussion of United States federal income tax matters is based:
•	on the federal income tax laws of the United States as in effect on the date of this annual report, including the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements and Treasury regulations, changes to any of which after the date of this annual report could apply on a retroactive basis and affect the tax consequences described in this annual report; and

•	in part, on representations by the depositary, and assumes that each obligation under the applicable deposit agreement and any related agreements will be performed in accordance with their terms.
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
     HOLDERS OF ADSs, GDSs OR COMMON SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs, GDSs OR COMMON SHARES, AS WELL AS THE EFFECT OF ANY STATE OR LOCAL TAX LAWS OR THE LAWS OF ANY JURISDICTION OTHER THAN THE UNITED STATES.
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

Taxation of Dividends
     Distributions in respect of ADSs, GDSs and common shares to United States Holders (other than certain pro rata distributions of common shares), including the amount of any R.O.C. tax withheld, generally will constitute foreign-source dividend income for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction otherwise allowed to U.S. corporations. Such dividend income will be includable in the gross income of a United States Holder as ordinary income on the day it is actually or constructively received by the United States Holder, in the case of common shares, or by the depositary, in the case of ADSs and GDSs.
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
     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate United States Holders with respect to ADSs, GDSs or common shares before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends received with respect to ADSs, GDSs or common shares will be qualified dividends if (i) either (A) the ADSs, GDSs or common shares are readily tradable on an established securities market in the United States, or (B) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules, and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year. The Company believes that the ADSs will qualify as readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends because the common shares themselves are not listed on a U.S. exchange. Moreover, since the GDSs currently are not listed on a U.S. exchange and there currently is no income tax treaty between the R.O.C. and the United States, dividends paid with respect to the GDSs are not presently eligible for taxation at the aforementioned reduced rate. Holders of ADSs, GDSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
     Subject to specified limitations, including holding period requirements, R.O.C. taxes withheld from dividend distributions may be eligible for credit against the United States Holder’s United States federal income taxes or, at the United States Holder’s option, for deduction from United States taxable income. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us will generally be “passive” income or, in the case of certain United States Holders, “financial services” income for taxable years starting before January 1, 2007; for taxable years starting after December 31, 2006, dividends paid by us will generally be “passive category” income or, in the case of certain United States Holders, “general category” income. Due to the complexity of the rules governing foreign tax credits, we encourage United States Holders of ADSs, GDSs and common shares to consult their own tax advisors concerning the availability of foreign tax credits under their particular circumstances.
Taxation of Sales or Other Dispositions
     A United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of ADSs, GDSs or common shares in an amount equal to the difference between the United States Holder’s U.S. dollar adjusted basis in the ADSs, GDSs or common shares and the U.S. dollar value of the amount realized on the disposition. This capital gain or loss will be long-term capital gain or loss if the United States Holder has held the ADSs, GDSs or common shares for more than one year at the time of the sale or exchange. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum rate of 15% in respect of property held for more than one year. For corporate United States Holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations for both corporate and non-corporate United States Holders. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss.

United States Federal Income Taxation of Non-United States Holders
     Subject to the discussion of United States backup withholding tax below, a Non-United States Holder of ADSs, GDSs or common shares generally will not be subject to United States federal income or withholding tax on distributions on a common share, ADS or GDS or gains realized on the sale of ADSs, GDSs or common shares, provided that (i) such income items are not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States (or, in the case where a Non-United States Holder is eligible for the benefits of an income tax treaty with the United States, the Non-United States Holder does not have a permanent establishment or fixed place of business in the United States to which such income is attributable), and (ii) in case of a gain from the sale or disposition of ADSs, GDSs or common shares by an individual, the Non-United States Holder is not present in the United States for 183 days or more during the taxable year of the sale. A Non-United States Holder that is also a corporation for United States federal income tax purposes may also be subject to an additional “branch profits tax” of 30% (or such lower rate as may be specified by a tax treaty for whose benefits the Non-United States Holder corporation is eligible) with respect to income that is subject to United States federal income taxation on a net basis.
United States Backup Withholding Tax and Information Reporting
     Payments made by a paying agent within the United States to United States Holders other than corporations and other exempt recipients in respect of the ADSs, GDSs or common shares may be subject to information reporting to the IRS. A backup withholding tax at a rate of 28% on amounts received will apply to those payments if a non-exempt United States Holder fails to provide certain identifying information, such as the holder’s taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Non-United States Holders may be required to comply with applicable certification procedures to establish that they are not United States Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

     Any amounts withheld under the backup withholding tax rules from a payment to a holder generally will be allowed as a refund or a credit against such holder’s United States federal income tax, provided that the required information is furnished to the IRS.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We are required to file reports and other information with the SEC under the provisions of the U.S. Securities Exchange Act of 1934 which apply to foreign private issuers. We are required to file annual reports on Form 20-F and submit reports on Form 6-K and other information with the SEC. We do not intend to file any other reports, including interim reports on Form 10-Q. These reports and other information filed, submitted or to be submitted by us can be inspected and copied at the SEC’s Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Branch of Public Reference via email, publicinfo@sec.gov; by fax, (202) 777-1030; or by calling 1-800-SEC-0330.
     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are required to make our SEC filings as electronic filings using the EDGAR system, including with this annual report on Form 20-F.
I. Subsidiary Information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     For the purposes of compiling the respective tables, the following rates have been used:
•	The exchange rates for Japanese yen as at December 31, 2006 is based on the official exchange rate as determined by the Bank of Taiwan, being NT$0.2741 = JPY1.00.

•	The exchange rates for U.S. dollars as at December 31, 2006 is based on the official exchange rate as determined by the Bank of Taiwan being NT$32.595 = US$1.00.

•	Interest rates are derived from the prevailing interest rate swap market in the respective currencies as at December 31, 2006.
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

Principal (notional) amount by expected maturity for non-trading purposes

	Expected Maturity
	January 1,	January 1,	January 1,	January 1,
	2007 to	2008 to	2009 to	2010 to	After		Fair value
	December 31,	December 31,	December 31,	December 31,	January 1,		December 31,
NT$ in million	2007	2008	2009	2010	2011	Total	2006
Rate sensitive assets
Cash
Variable rate	3,871					3,871	3,871
Average interest rate	0.165%
Fixed rate	8,100					8,100	8,100
Average interest rate	1.59%
Restricted deposit	1,281					1,281	1,281
Fixed rate	1.37%
Rate sensitive liabilities
Short term debt	1,306					1,306	1,306
Variable rate	1.68%
Long term debt Variable rate	1,051	864	294	68	365	2,642	2,642
Average interest rate	2.40%	2.99%	3.03%	3.28%	3.28%
Foreign Currencies
     A significant portion of our revenues are denominated in currencies other than the N.T. dollar. As of December 31, 2006, most of our accounts payable and payables for purchases of capital goods were denominated in currencies other than the N.T. dollar, primarily in U.S. dollars and Japanese yen. As of December 31, 2006, part of our short-term debts were in Japanese yen. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we utilize derivative financial instruments to hedge our currency exposure. These hedging transactions are designed to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. Our policy is to account for these contracts on a hedge accounting basis.
     Most of our sales are denominated in U.S. dollars and Japanese yen and part of our payments to purchase materials or equipments are in U.S. dollars. An appreciation of the Japanese yen against the N.T. dollar would result in a foreign exchange gain to us from our underlying sales. However, a depreciation of the Japanese yen against the N.T. dollar would result in a foreign exchange loss to us. Also, an appreciation of the U.S. dollar against the N.T. dollar would result in a foreign exchange gain to us, while a depreciation of the U.S. dollar against the N.T. dollar would result in a foreign exchange loss to us. To reduce the foreign exchange loss from a depreciation of Japanese yen, we enter into dual currency deposit contracts (Japanese yen against U.S. dollar, the DCD contracts) from time to time.
     As of December 31, 2006, we had no outstanding forward contract or DCD contract.

Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Default, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     A material weakness is a significant deficiency (within the meaning of PCAOB Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Management’s assessment identified the following significant deficiencies that, combined, resulted in a material weakness in the company’s internal control over financial reporting:
     For the financial statements as of and for the year ended December 31, 2005, we did not obtain an actuarial report prepared in accordance with Statement of Financial Accounting Standards No. 87 “Employers’ Accounting of Pensions” and we did not recognize a curtailment loss at the end of 2005 in accordance with U.S. GAAP when a majority of our employees elected to participate in a new plan established under the New Pension Act of R.O.C.
     Also, we did not adequately record the purchase price allocation regarding a business acquired in September 2005 under U.S. GAAP because the appraisal report for the business we acquired was not prepared in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations”.
     Because of the material weakness described above, management believes that, as of December 31, 2006, the Company did not maintain effective internal control over financial reporting based on the COSO criteria.
     Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. Deloitte & Touche has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. That report appears below.

Attestation Report of the Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Macronix International Co., Ltd.
     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Macronix International Co., Ltd. and its subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weakness identified in management’s assessment based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual consolidated financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment:
•	Controls over the processes and procedures related to the reconciliation between Republic of China (R.O.C.) GAAP and U.S. GAAP was identified as a material weakness, which results from a deficiency in the operation of internal controls. Specifically, the Company did not obtain an actuarial report prepared in accordance with Statement of Financial Accounting Standards No. 87 “Employers Accounting for Pensions” and did not recognize a curtailment loss in 2005 in connection with the transfer of plan participants to a new plan established under the New Pension Act of R.O.C. in accordance with U.S. GAAP. The Company concluded that there is no need for restatement for this prior year error based on materiality analysis in accordance with Staff Accounting Bulletin No. 99, and recorded an adjustment to pension liability in the fourth quarter of fiscal 2006. The Company also did not obtain sufficient information to determine the fair value of identifiable intangible assets acquired in September 2005 and did not adequately record the purchase price allocation for intangible assets and goodwill under U.S. GAAP. The Company wrote off all of the goodwill and intangible assets associated with the 2005 acquisition in 2006, and the impact of this operating deficiency could potentially impact the classification between amortization and impairment in the 2006 income statement under U.S. GAAP.

This material weakness could potentially cause the Company’s consolidated financial statements to have (a) errors in reconciliations of net income and shareholders’ equity from R.O.C GAAP to U.S. GAAP and (b) errors in the required U.S. GAAP disclosures.
     This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and this report does not affect our report on such financial statements.

     In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated June 25, 2007 expressed an unqualified opinion on those financial statements.
/s/ DELOITTE & TOUCHE
Taipei, Taiwan
The Republic of China
June 25, 2007
Changes in Internal Control over Financial Reporting
     In our 2005 Annual Report on Form 20-F, we reported material weaknesses in certain aspects of our reconciliation process between R.O.C. GAAP to U.S. GAAP. Accordingly, during our 2006 implementation of the requirements of Section 404 of the Sarbanes Oxley Act, we undertook and completed significant efforts to strengthen our internal controls over financial reporting. While all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation, we believe the changes in internal controls completed during the year ended December 31, 2006 have remedied most of those identified material weaknesses in 2005. Such actions included, among others:
•	segregated the functions of accounting and financial analysis, defined the related responsibilities and communicated internal control roles and responsibilities across the organization;

•	established a process to review significant transactions for differences between R.O.C. GAAP and U.S. GAAP so that they can be appropriately reported under U.S. GAAP and

•	continued to enhance documentation, communication and periodic review of our accounting policies and procedures to evaluate proper conformity with U.S. GAAP financial reporting requirements.
     Except for the improvements described above, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     Mr. Cheng Yi Fang is our audit committee financial expert and a former independent director. He will continue to serve as the audit committee financial expert until the new expert is appointed by the board of directors. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Audit Committee”.
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
Item 16C. Principal Accountant Fees and Services
     The table below summarizes the fees that we were billed for services provided by Ernst & Young, Deloitte & Touche and their affiliates for the years ended December 31, 2005 and 2006:

	2005	2006
	(in thousands of NT$)
Audit fees(1)	10,202	33,299
Audit-related fees	571	308
Tax fees	1,989	3,486
Others	1,910	1,477

Total	14,672	38,570

(1)	Audit fees for 2006 include audit fees incurred to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and audit fees for 2005 paid in 2006 because of a change in estimate.
Audit-related Fees
     Services provided consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included under “Audit fees.” The services for the fees disclosed under this category include travel expenses, report typing and printing and other out-of-pocket fees billed from Ernst & Young and Deloitte & Touche and review of certain regulatory filings with the R.O.C. Securities and Futures Bureau.
Tax Fees
     This category consists of professional services for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
Others
     This category consists primarily of fees for non-audit and non-tax fees, such as annual report filing fees and business certification service fees.
Pre-Approval of Services
     Prior to forming an audit committee, our board of directors was responsible for the oversight of our independent accountants’ work. The policy of our board of directors was to pre-approve all audit and non-audit services provided by Ernst & Young, including audit services, audit-related services, tax services and other services, as described above. After our audit committee was established on October 27, 2004, all audit and non-audit services provided by Ernst & Young or Deloitte & Touche were pre-approved by our audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
PART III
Item 17. Financial Statements
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18. Financial Statements
     Reference is made to pages F-1 to F-61 for year-end financial statements.
Item 19. Exhibits

Exhibit
Number	Description
1.1	Articles of Incorporation of the Company (English translation).*

2a.1	Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (1)

8.1	List of subsidiaries of the Company.*

11.1	Code of Business Conduct and Ethics.*

12.1	Certification of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 1, 2002.

Signatures
     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MACRONIX INTERNATIONAL CO., LTD. (Registrant)
Date: July 2, 2007	By:	/s/ Miin Wu
		Name:	Miin Wu
		Title:	President

A-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.
     We have audited the accompanying consolidated balance sheet of Macronix International Co., Ltd. (a Republic of China corporation) and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2006, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in the Republic of China and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Macronix International Co., Ltd. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of China.
     Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
     Our audit also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of the readers.
     We have also audited, in accordance with the standards of the Pubic Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
June 25, 2007
Report of Independent Registered Public Accounting Firm
To the Board of Directors, Supervisors, and Shareholders
of Macronix International Co., Ltd.
     We have audited the accompanying consolidated balance sheets of Macronix International Co., Ltd. as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Macronix International Co., Ltd. at December 31, 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 28 to the consolidated financial statements).
     As described in Note 4 to the consolidated financial statements, effective January 1, 2005, Macronix International Co., Ltd. and its subsidiaries adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment”, adopted the R.O.C. Statement of Financial Accounting Standards No. 5 “Accounting for Long-term Equity Investment”, and adopted the amendments to the R.O.C. Statement of Financial Accounting Standards No. 7, “Consolidation of Financial Statements”.
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan, R.O.C.
June 14, 2006

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

		December 31
	Notes	2005	2006
		NT$000	NT$000	US$000
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	11,133,620	11,970,905	367,318
Available-for-sale financial assets	4,6,26	—	788,093	24,182
Notes and accounts receivable, net	7	2,014,888	2,108,258	64,690
Receivables from related parties, net	23	698,663	836,409	25,665
Other receivables, net	23	177,674	296,906	9,110
Inventories, net	8	3,589,445	4,131,245	126,764
Restricted assets	24	1,928,913	1,281,360	39,318
Deferred income tax assets, net	21	19,494	77,584	2,381
Other current assets		464,723	444,337	13,634

Total current assets		20,027,420	21,935,097	673,062

LONG-TERM INVESTMENTS	4,6,9,10,11,26

Investments accounted for using equity method		—	139,982	4,295
Prepayments for long-term investments		32,850	—	—
Financial assets at fair value through profit or loss		—	37,484	1,150
Available-for-sale financial assets		869,703	1,433,497	43,986
Financial assets carried at cost		324,200	298,690	9,165

Total long-term investments		1,226,753	1,909,653	58,596

PROPERTY, PLANT AND EQUIPMENT	12,24
Land		598,076	598,076	18,352
Buildings and structures		15,833,841	15,961,310	489,761
Machinery and equipment		49,780,215	49,447,947	1,517,274
Research and development equipment		2,388,842	2,450,612	75,195
Transportation equipment		29,074	29,044	891
Leasehold improvements		20,551	25,589	785
Miscellaneous equipment		857,766	842,049	25,838

Total property, plant and equipment		69,508,365	69,354,627	2,128,096
Less: Accumulated depreciation		53,591,454	57,141,926	1,753,358
Accumulated impairment loss		—	1,910	59
Construction in progress and prepayments for equipment		285,338	1,573,257	48,274

Net property, plant and equipment		16,202,249	13,784,048	422,953

INTANGIBLE ASSETS
Deferred charges, net		689,644	566,490	17,383
Software, net		92,289	77,537	2,379
Goodwill		28,077	—	—

Net intangible assets		810,010	644,027	19,762

OTHER ASSETS
Deferred income tax assets, net	21	1,679,447	1,547,129	47,473
Idle assets, net		314,802	312,358	9,584
Assets to be disposed of by sale, net	12,24	5,300,000	—	—
Other assets	24	43,738	75,967	2,331

Total other assets		7,337,987	1,935,454	59,388

TOTAL		45,604,419	40,208,279	1,233,761

The accompanying notes are an integral part of the consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2005 and 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

		December 31
	Notes	2005	2006
		NT$000	NT$000	US$000
LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	13	1,893,754	1,305,907	40,071
Notes and accounts payable		1,931,183	1,834,914	56,303
Payables to related parties	23	79,413	88,602	2,719
Income tax payable	21	205,158	144,019	4,419
Accrued expenses	14	1,695,446	1,936,445	59,418
Current portion of bonds payable	15 26	3,000,000	—	—
Current portion of long-term bank loans	16 26	1,635,295	1,050,428	32,232
Other current liabilities		252,068	665,503	20,420

Total current liabilities		10,692,317	7,025,818	215,582

LONG-TERM LIABILITIES
Long-term bank loans, net of current portion	16 26	5,777,743	1,591,315	48,828

OTHER LIABILITIES
Accrued pension cost	17	343,640	335,501	10,295
Credit balance of long-term equity investments	9	29,838	31,471	966
Others		143	12,478	383

Total other liabilities		373,621	379,450	11,643

Total liabilities		16,843,681	8,996,583	276,053

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT

Capital stock, $10 per value Authorized - 6,550,000 thousand shares Issued - 2,916,158 thousand shares in 2006; 4,995,296 thousand shares in 2005	18 19	49,952,963	29,161,578	894,801
Capital Surplus	18 19
Long-term investments		57,990	51,343	1,575
Employee stock options		—	736	23
Retained earnings (accumulated deficit)	18	(21,388,090)	1,440,510	44,201
Other adjustments
Unrealized gain on financial instruments	4	—	598,451	18,363
Cumulative translation adjustments		77,902	84,412	2,590
Treasury stock (at cost) -	20
3,516 thousand shares in 2006 and 6,023 thousand shares in 2005		(142,365)	(142,365)	(4,368)

Total equity attributable to shareholders of the parent		28,558,400	31,194,665	957,185

MINORITY INTERESTS		202,338	17,031	523

Total shareholders’ equity		28,760,738	31,211,696	957,708

TOTAL		45,604,419	40,208,279	1,233,761

The accompanying notes are an integral part of the consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan Dollars, Except Earnings (Loss) Per Share)

		For the year ended December 31
	Notes	2004		2005		2006
		NT$000		NT$000		NT$000		US$000
Net sales	23		23,379,723		18,908,136		23,513,236		721,486
Cost of sales	23		(18,990,296)		(18,666,372)		(15,984,414)		(490,470)

Gross profit			4,389,427		241,764		7,528,822		231,016
Realized (unrealized) profit from intercompany transactions			(1,451)		—		548		17

Realized gross profit			4,387,976		241,764		7,529,370		231,033

Operating expenses	23
Sales and marketing			(729,246)		(699,370)		(769,785)		(23,620)
General and administrative			(1,430,617)		(1,307,283)		(1,445,611)		(44,358)
Research and development expenses			(2,576,801)		(3,109,670)		(3,439,266)		(105,531)

Total operating expenses			(4,736,664)		(5,116,323)		(5,654,662)		(173,509)

Income (loss) from operations			(348,688)		(4,874,559)		1,874,708		57,524

Non-operating income and gains
Research and development subsidies			18,125		21,918		3,759		115
Interest income	26		101,646		99,860		160,082		4,912
Dividend income			23,589		36,852		38,366		1,177
Reversal of allowance for doubtful accounts	7		6,119		50,712		—		—
Foreign exchange gain, net	26		—		—		6,796		209
Gain on disposal of property, plant, equipment and others			3,408		396		154,568		4,743
Gain on settlement and disposal of financial instruments, net	4, 26		371,573		398,263		180,238		5,530
Reversal of inventory and spare parts loss provision, net	8		918,545		476,780		—		—
Others			162,601		121,222		163,025		5,003

Total non-operating income and gains			1,605,606		1,206,003		706,834		21,689

Non-operating expenses and losses
Interest expense	12		(684,105)		(377,261)		(286,207)		(8,782)
Foreign exchange loss, net	4, 26		(140,581)		(97,456)		—		—
Loss on inventory and spare parts valuation and obsolescence, net	8		—		—		(3,481)		(107)
Equity in losses of equity method investees	9		(99,073)		(89,525)		(5,270)		(162)
Other-than-temporary impairment loss on available-for-sale financial asset	6		(56,218)		(1,536,483)		—		—
Loss on impairment of assets	4		—		(905,658)		(94,068)		(2,886)
Loss on allowance for other current assets	7		—		(141,711)		—		—
Others			(29,801)		(65,472)		(205,438)		(6,304)

Total non-operating expenses and losses			(1,009,778)		(3,213,566)		(594,464)		(18,241)

Income (loss) before income tax			247,140		(6,882,122)		1,987,078		60,972

Income tax expense	21		(34,781)		(215,414)		(3,669)		(113)

Net income (loss)			212,359		(7,097,536)		1,983,409		60,859

ATTRIBUTABLE TO:
Shareholders of the parent			217,692		(7,027,189)		2,034,048		62,413
Minority interests			(5,333)		(70,347)		(50,639)		(1,554)

			212,359		(7,097,536)		1,983,409		60,859

Earnings (Loss) Per Share:	22

Income (loss) before income tax per share — basic		NT$	0.08	NT$	(2.34)	NT$	0.70	US$	0.02

Net income (loss) per share — basic		NT$	0.08	NT$	(2.41)	NT$	0.70	US$	0.02

Income (loss) before income tax per share — diluted		NT$	0.08	NT$	(2.34)	NT$	0.70	US$	0.02

Net income (loss) per share — diluted		NT$	0.08	NT$	(2.41)	NT$	0.70	US$	0.02

The accompanying notes are an integral part of the consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Other Adjustments
							Retained	Unrealized	Unrealized
	Capital Stock			Capital Surplus			Earnings	Loss on	Gain on	Cumulative				Total
	Shares		Capital Stock	Additional Paid-in	Long-term	Employee	(Accumulated	Long-Term	Financial	Translation			Minority	Shareholders’
	(in thousands)	Amount	to be Registered	Capital	Investments	Stock Options	Deficit)	Investments	Instruments	Adjustments	Treasury Stock	Total	Interests	Equity
BALANCE, JANUARY 1, 2004	4,402,758	$44,027,583	$274,936	$—	$7,931	$—	$(14,062,333)	$(1,859)	$—	$189,712	$(1,188,436)	$29,247,534	$108,500	$29,356,034

Issuance of common shares for Global Depositary Shares	525,000	5,250,000	—	315,704	—	—	—	—	—	—	—	5,565,704	—	5,565,704

Conversion of convertible debentures	107,538	1,075,380	(274,936)	—	—	—	(41,377)	—	—	—	—	759,067	—	759,067

Adjustment of capital surplus of equity method investees	—	—	—	—	32,014	—	—	—	—	—	—	32,014	—	32,014

Unrealized losses on long-term investments	—	—	—	—	—	—	—	(1,349,668)	—	—	—	(1,349,668)	—	(1,349,668)

Net income in 2004	—	—	—	—	—	—	217,692	—	—	—	—	217,692	(5,333)	212,359

Translation adjustments	—	—	—	—	—	—	—	—	—	(127,670)	—	(127,670)	—	(127,670)

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(93,367)	(93,367)

BALANCE, DECEMBER 31, 2004	5,035,296	50,352,963	—	315,704	39,945	—	(13,886,018)	(1,351,527)	—	62,042	(1,188,436)	34,344,673	9,800	34,354,473

Capital surplus transferred to offset accumulated deficit	—	—	—	(315,704)	—	—	315,704	—	—	—	—	—	—	—

Cancellation of treasury stock	(40,000)	(400,000)	—	—	—	—	(646,071)	—	—	—	1,046,071	—	—	—

Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	—	—	(144,516)	—	—	—	—	(144,516)	—	(144,516)

Adjustment of capital surplus of equity method investees	—	—	—	—	18,045	—	—	—	—	—	—	18,045	709	18,754

Net loss in 2005	—	—	—	—	—	—	(7,027,189)	—	—	—	—	(7,027,189)	(70,347)	(7,097,536)
Unrealized loss on long-term investments								(4,956)				(4,956)		(4,956)

Other-than-temporary impairment loss on available-for-sale financial assets	—	—	—	—	—	—	—	1,356,483	—	—	—	1,356,483	—	1,356,483

Translation adjustments	—	—	—	—	—	—	—	—	—	15,860	—	15,860	2	15,862

Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	262,174	262,174

BALANCE, DECEMBER 31, 2005	4,995,296	49,952,963	—	—	57,990	—	(21,388,090)	—	—	77,902	(142,365)	28,558,400	202,338	28,760,738

Adjustment arising from initial adoption of SFAS	—	—	—	—	—	—	—	—	636,491	—	—	636,491	—	636,491

Cancellation of common shares to offset accumulated deficit	(2,079,474)	(20,794,745)	—	—	—	—	20,794,745	—	—	—	—	—	—	—

Issuance of common shares	100	1,000	—	—	—	—	(193)	—	—	—	—	807	—	807

Issuance of stock from exercising stock options	236	2,360	—	—	—	736	—	—	—	—	—	3,096	—	3,096

Adjustment arising from changes in percentage of ownership in investees	—	—	—	—	(6,647)	—	—	—	—	—	—	(6,647)	(670)	(7,317)

Net income in 2006	—	—	—	—	—	—	2,034,048	—	—	—	—	2,034,048	(50,639)	1,983,409

Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(71,036)	—	—	(71,036)	—	(71,036)

Equity in valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	32,996	—	—	32,996	—	32,996

Translation adjustments	—	—	—	—	—	—	—	—	—	6,510	—	6,510	33	6,543

Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(134,031)	(134,031)

BALANCE, DECEMBER 31, 2006	2,916,158	$29,161,578	$—	$—	$51,343	$736	$1,440,510	$—	$598,451	$84,412	$(142,365)	$31,194,665	$17,031	$31,211,696

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan Dollars)

	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to shareholders of the parent	$217,692	$(7,027,189)	$2,034,048	$62,413
Net loss attributable to minority interests	(5,333)	(70,347)	(50,639)	(1,554)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,092,077	6,740,549	5,259,684	161,390
Amortization	470,083	511,984	285,490	8,760
Reversal of allowance for doubtful accounts	(238)	(49,886)	(9,050)	(278)
Reversal of inventory loss provision	(918,545)	(476,780)	(1,304)	(40)
Loss on impairment of assets	—	905,658	94,068	2,886
Gain on disposal of financial instruments, net	(385,015)	(389,202)	(177,825)	(5,456)
Equity in losses (earnings) of equity method investees, net	99,073	89,525	(28,525)	(875)
Other-than-temporary impairment loss on available-for-sale financial asset	50,344	1,536,483	—	—
Gain on disposal of property, plant, equipment and others	(3,408)	(396)	(154,634)	(4,745)
Valuation loss on financial instruments	—	—	(4,878)	(150)
Realized profit from intercompany transactions	—	—	(548)	(17)
Valuation loss on other current assets	—	141,711	—	—
Accrued redemption premium of convertible bonds	(336,725)	(21,778)	—	—
Deferred income tax	1,914	198,039	74,228	2,278
Net changes in operating assets and liabilities:
Notes and accounts receivable	151,459	626,157	(109,376)	(3,356)
Receivable from related parties	(27,016)	(547,106)	(120,294)	(3,691)
Other receivables	(4,268)	26,122	(109,170)	(3,350)
Inventories	191,223	1,654,614	(534,506)	(16,401)
Other current assets	(65,098)	23,675	(51,685)	(1,585)
Notes and accounts payable	(270,018)	245,904	(96,269)	(2,954)
Payable to related parties	(60,794)	36,638	(2,940)	(90)
Income tax payable	(23,708)	7,940	(61,060)	(1,874)
Accrued expenses	(299,759)	36,938	253,262	7,771
Other current liabilities	20,470	34,587	7,691	236
Accrued pension cost	86,893	93,136	(6,554)	(201)

Net cash provided by operating activities	5,981,303	4,326,976	6,489,214	199,117

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted assets	(345,297)	358,349	611,478	18,763
Acquisitions of available-for-sale financial assets	(22,062,441)	(11,467,983)	(7,248,375)	(222,411)
Proceeds from disposal of investments accounted for using equity method	463,051	175,705	—	—
Acquisitions of investments accounted for using equity method	(278,694)	—	—	—
Proceeds from disposal of available-for-sale financial assets	22,013,061	12,995,611	6,667,973	204,602
Liquidation proceeds from equity method investee	—	—	436	13
Acquisitions of property, plant and equipment	(2,768,934)	(1,774,419)	(2,470,772)	(75,814)
Proceeds from disposal of property, plant and equipment	3,680	3,186	175,508	5,385
Increase in intangible assets	(532,968)	(187,977)	(124,759)	(3,828)
Proceeds from disposal of assets to be disposed of by sale	—	—	5,300,000	162,627
Decrease (increase) in refundable deposits	(161,182)	71,636	(8,111)	(249)
Decrease (increase) in other assets	40,575	(44,507)	8,058	247

The accompanying notes are an integral part of the consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)
For the years ended December 31, 2004, 2005 and 2006
(In Thousands of New Taiwan Dollars)

	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Net cash provided by (used in) investing activities	(3,629,149)	129,601	2,911,436	89,335

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term bank loans	276,663	(1,069,733)	(587,847)	(18,038)
Increase (decrease) in short-term notes payable	99,924	(99,924)	—	—
Decrease in capital lease obligations	(655,071)	(303,446)	—	—
Decrease in bonds payable	(8,409,094)	(415,315)	(3,000,000)	(92,053)
Increase (decrease) in long-term bank loans	240,881	(1,659,376)	(4,771,295)	(146,404)
Increase (decrease) in guarantee deposits	206	(206)	6,620	203
Proceeds from exercise of employee stock options	—	—	3,096	95
Proceeds from issuance of common shares	5,565,704	—	807	26
Increase (decrease) in minority interests	(64,534)	152,417	(43,818)	(1,345)

Net cash used in financing activities	(2,945,321)	(3,395,583)	(8,392,437)	(257,516)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	60,341	(43,062)	12,350	379

EFFECT OF EXCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	—	—	(183,278)	(5,624)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(532,826)	1,017,932	837,285	25,691

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,648,514	10,115,688	11,133,620	341,627

CASH AND CASH EQUIVALENTS, END OF YEAR	$10,115,688	$11,133,620	$11,970,905	$367,318

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid (excluding capitalized interest)	$735,529	$385,154	$327,200	$10,040

Income tax paid	$65,261	$21,770	$11,984	$368

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Current portion of bonds payable	$437,093	$3,000,000	$—	$—

Current portion of long-term bank loans	$2,062,822	$1,635,295	$1,050,428	$32,232

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisitions of property, plant and equipment	$2,554,493	$1,595,063	$2,871,080	$88,097
Net decrease (increase) in payables to contractors and equipment suppliers	214,441	179,356	(400,308)	(12,283)

Cash paid	$2,768,934	$1,774,419	$2,470,772	$75,814

The accompanying notes are an integral part of the consolidated financial statements.

MACRONIX INTERNATIONAL CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
1.	GENERAL

Macronix International Co., Ltd. (MXIC) , a Republic of China (R.O.C) corporation, was incorporated in the Hsinchu Science Park (HSP), Taiwan on December 9, 1989. MXIC operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. MXIC also performs design, research and development, consultation, and trade of relevant products.

MXIC’s shares have been listed on the Taiwan Stock Exchange (TSE) since March 15, 1995. MXIC has listed a portion of its shares on the NASDAQ Stock Market in the form of American Depositary Shares (ADSs) since May 1996 and on the Luxembourg Stock Exchange in the form of Global Depositary Shares (GDSs) since April 2004.

As of December 31, 2006, MXIC had direct and indirect majority ownership in the following subsidiaries: MaxNova Inc. (MaxNova), Run Hong Investment, Ltd. (Run Hong), Hui Ying Investment, Ltd. (Hui Ying), InfoMax communication Co., Ltd. (InfoMax), MoDioTek Co., Ltd. (MoDioTek), Mxtran Inc. (Mxtran), Gateway Silicon Inc. (Gateway), MaxRise Inc. (MaxRise), Macronix America Inc. (MXA), Macronix (BVI) Co., Ltd. (MXBVI), Joyteck Co., Ltd (Joyteck), Biomorphic Microsystems Corporation (BMC), BM Chip Design Private Limited (BM), Biomorphic VLSI, Inc. (Biomorphic VLSI), Macronix (Hong Kong) Co., Ltd. (MXHK), Macronix Japan (Cayman Islands) Ltd. (MXJ), Macronix Pte. Ltd. (MPL), Macronix Europe NV. (MXE), New Trend Technology Inc. (NTTI) and Macronix Microelectronics (Suzhou) Co., Ltd. (MXSU).

As of December 31, 2006, the Company paid NT$549,000 thousand to establish a new subsidiary, Cheetah Preparatory (Cheetach) whose incorporation process has not been completed yet.

The following diagram presents the relationship and ownership percentage between MXIC and its consolidated subsidiaries as of December 31, 2006. Please refer to Note 2 for information related to the main operations of these subsidiaries.
As of December 31, 2006 and 2005, MXIC and its subsidiaries had 4,116 and 4,000 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C. Under those guidelines, laws and principles, MXIC and its subsidiaries should make certain estimates and assumptions that could affect the amounts of allowance for doubtful accounts, allowance for sales discounts, allowance for loss on inventories, depreciation of property, plant and equipment, amortization of deferred charges, loss on asset impairment, and pension expense. Actual results may differ from those estimates.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of MXIC, and the accounts of investees in which MXIC’s ownership percentage is less than 50% but over which MXIC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

			Percentage of Ownership at
			December 31,	December 31,
Name of Investor	Name of Investee	Main Business	2006	2005	Note
MXIC and Hui Ying	MaxNova	Research, development, design, manufacturing and sales of memory system and ASIC memory products	92.26%	85.50%	—
MXIC	Run Hong	Holding company	100.00%	100.00%	—
MXIC	Kang Bao investments, Ltd. (Kang Bao)	Holding company	—	100.00%	1
MXIC	Hui Ying	Holding company	100.00%	100.00%	—
MXIC	Gateway	IC design	100.00%	—	4
MXIC	MoDioTek	Research, development, design, manufacturing and sales of the mobile audio chip and solutions	100.00%	—	4
MXIC	InfoMax	Research, development, design, manufacturing and sales of the baseband and analog chips	100.00%	—	4
MXIC	Mxtran	Research, development, design, manufacturing and sales of the Combi-SIM IC	100.00%	—	4
MXIC	MaxRise	IC design, Research, development, design, manufacturing and sales of digital TV receivable chips	100.00%	—	4
MXIC	MXA	Sales and marketing	100.00%	100.00%	—
MXIC	Cheetah	Wafer foundry	100.00%	—	4
(Continued)

			Percentage of Ownership at
			December 31,	December 31,
Name of Investor	Name of Investee	Main Business	2006	2005	Note
MXIC and Run Hong	MXBVI	Holding company	100.00%	100.00%	—
MXIC and Hui Ying	Joyteck	Research, development, design, manufacturing and sales of the software and hardware of handheld device products	87.98%	87.98%	2
MXIC and Run Hong	Magic Pixel Inc. (Magic Pixel)	Research, development, design, manufacturing and sales of digital skill camera controller IC and flat panel display controller IC	44.91%	44.91%	3
Run Hong and Hui Ying	BMC	Research, development, design, manufacturing and sales of digital skill camera CMOS Sensor	54.77%	54.77%	—
BMC	Biomorphic VLSI	IC design	100.00%	100.00%	—
BMC	BM	IC design	97.75%	97.75%	—
MXBVI	MXJ	Sales and marketing	100.00%	100.00%	—
MXBVI	NTTI	IC design	100.00%	100.00%	—
MXBVI	MXHK	Sales and marketing	100.00%	100.00%	—
MXBVI	MXE	Sales and marketing	100.00%	100.00%	—
MXBVI	MPL	Sales and marketing	100.00%	100.00%	—
MXBVI	MXSU	Design, development and testing of integrated circuit system and software.	100.00%	100.00%	—
(Concluded)

Note 1:	To streamline MXIC’s investment structure, Kang Bao was merged into Run Hong based on its carrying value, and the merger was accounted for as a statutory merger on March 1, 2006.

Note 2:	Joyteck was not included as a consolidated entity, due to the fact that its liquidation started from May 2006. Its total assets were about 0.005% of the total consolidated assets.

Note 3:	MXIC held a majority of director seats of Magic Pixel’s Board of Directors and included the accounts of Magic Pixel in its 2005 consolidated financial statements. In December 2006, Magic Pixel increased its board seats and diluted MXIC’s control over the Board of Directors. Because MXIC no longer had control over Magic Pixel, it did not include the accounts of Magic Pixel in its 2006 consolidated financial statements. The investment income recognized for Magic Pixel and Run Hong was NT$33,795 thousand for the year ended December 31, 2006.

Note 4:	Established in 2006.
MXIC together with its consolidated subsidiaries are hereinafter referred to collectively as the “Company”.
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.
Use of Estimates
The preparation of the consolidated financial statements in conformity with the aforementioned guidelines, laws and principles requires management to make reasonable estimates and assumptions that are inherently uncertain and therefore could that affect the amounts reported in the financial statements and accompanying notes. The actual results experienced by the Company may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are those held for trading purposes and those expected to be converted to cash and cash equivalents, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred and expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Commercial papers and repurchase agreements collateralized by bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value through Profit or Loss

Financial instruments at fair value through profit or loss have two categories: (1) held for trading and (2) designated on initial recognition as at fair value through profit or loss. These financial instruments are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently remeasured at fair value, changes in fair value are recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Derivatives that do not meet the criteria for hedge accounting are treated as financial assets or liabilities held for trading. When the fair value is a positive amount, the derivative is treated as a financial asset; when the fair value is a negative amount, the derivative is treated as a financial liability.

Fair value is determined as follows: Foreign publicly-traded bonds — closing prices at the end of the year, and derivatives — determined using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing price at the end of the year, respectively.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Revenue Recognition and Allowance for Sales Returns and Others

The Company complies with R.O.C. Statement of Financial Accounting Standards (SFAS) No. 32, “Accounting for Revenue Recognition”, which requires that the Company recognize sales revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Sales prices are determined using the fair market value considering the related sales discounts agreed between the Company and its customers.

Sales to customers and distributors generally do not contain rights of return, price protection privileges or other forms of compensation. Payments are typically due 45 days to 90 days after legal title to the products is passed to the customers and distributors. Delivery terms are typically F.O.B. shipping point.

In some circumstances, the sales to distributors contain rights of return and price protection clauses. In the circumstance when the rights of return exist, the Company recognizes revenue when the Company can reasonably estimates returns. In the circumstance when the sales to distributors contain price protection clauses, the Company recognizes revenue when the future price changes can be reasonably estimated. To the extent that these criteria are not met, sales revenue is deferred until the distributor sells the merchandise or the rights of return and the price protection privileges lapse, whichever occurs first.

The Company records provisions for estimated sales returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based upon historical experience, management’s judgment, and any known factors that would significantly affect the allowance. The Company’s management periodically reviews the adequacy of the percentages used. Due to the nature of estimation, the actual sales returns and allowances could be significantly different from the Company’s estimates. When the actual returns and allowances are greater than the Company’s estimates on returns and allowances, the Company records additional provisions for sales returns and allowances, which would have a negative effect on the Company’s net sales and gross margin.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful accounts by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials and supplies and net realizable value for work in process, finished goods and merchandise. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company holds over 20% ownership or exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees “ account. The difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was previously amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees “ account. Effective January 1, 2006, pursuant to the revised R.O.C. SFAS No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), investment premiums, representing goodwill, are no longer being amortized; while investment discounts continue to be amortized over the remaining periods.

If an investee issues additional shares and the Company subscribes for these shares at a percentage different from its current ownership percentage in the investee, the resulting difference in the Company’s equity in the investee’s net assets is recorded as an adjustment to capital surplus as well as to the long-term investments. Any decrease in the Company’s equity in the investee’s net assets is debited to capital surplus; if the capital surplus from long-term investments is not sufficient, the shortfall is changed to unappropriate retained earnings.

On the balance sheet date, the Company evaluates equity method investments for any impairment. An impairment loss is recognized and charged to earnings if the carrying amount of an investment as of the balance sheet date exceeds the expected recoverable amount. Investments for which the Company has significant influence over investees are tested for impairment separately at their carrying amounts.

If the investment in an investee and any advances to the investee have been reduced to zero, the Company will discontinue recognizing investment loss. But if (a) the Company guarantees the investee’s obligations or commits to provide financial support to the investee or (b) if there is sufficient indication of the short-term operation recovery in the investee, the Company will continue to recognize investment loss. Any credit balance of long-term investments is deducted from advances to the investee, with any remaining credit balance reclassified to other liabilities in the balance sheets.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees that record gains or losses until such gains or losses are realized through transactions with third parties.

Financial Assets Carried at Cost

Investments without quoted market prices in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks, are carried at their original cost. The accounting treatment for cash and stock dividends arising from financial assets carried at cost is the same as that for available-for-sale financial assets.

If there is objective evidence of asset impairment, a irreversible loss is recognized.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. Significant additions, renewals, betterments and interest expense incurred during the construction period are capitalized, while maintenance and repairs are expensed currently.

Depreciation is calculated using the straight-line method over service lives which are initially estimated as follows: buildings and structures, 5 to 20 years; machinery and equipment, 5 years; research and development equipment, 3 to 5 years; transportation equipment, 5 years; leasehold improvements, 2 to 13 years; miscellaneous equipment, 2 to 6 years. Properties still in use beyond their initially estimated service lives are further depreciated over the newly estimated service lives.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation and accumulated impairment loss are deducted from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Issuance costs of convertible bonds are amortized using the straight-line method over the period from the issuance date to the date holders may request the Company to buy back the bonds. Software and technology license fees are amortized using the straight-line method over 1 to 5 years or the contract term.

Idle Assets

Land and equipment held for non-operating purposes are reclassified to idle assets, and the related cost, accumulated depreciation and accumulated impairment loss are removed from their respective accounts. Idle assets are valued at the lower of net realizable value or book value.

Asset Impairment

If equity-method investments, property, plant and equipment, intangible assets, deferred charges and assets to be disposed of by sale are assessed for impairment on the balance sheet date and the carrying amount of an asset exceeds its recoverable amount, the excess is recognized as a loss. If the recoverable amount increases in a future period, the subsequent reversal of the impairment loss is recognized as a gain. However, the increased carrying amount of an asset due to reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of depreciation and amortization), had no impairment loss been recognized for the asset in prior years. In addition, any impairment loss on goodwill should not be reversed.

Pension Costs

For employees participating in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during service periods. For employees participating in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Convertible Bonds

Convertible bonds are recognized as liabilities at the issue price. The redemption premium is recognized as a liability by the interest method during the period from the date of issuance to the date holders may request the Company to buy back the bonds.

The conversion of convertible bonds is accounted for by the carrying value method. Upon conversion of bonds payable, the related unamortized premium (discount), issuance costs, accrued redemption premium and the principal amount of the bonds are removed from the accounts. Under this method, because of convertible bonds and related accounts are transferred to capital stock and capital surplus, and no gain or loss is recorded.

Employee Stock Options

Compensatory employee stock options that are granted or amended on or after January 1, 2004 must be accounted for in accordance with the interpretations issued by the Accounting Research and Development Foundation (ARDF) of the R.O.C. The Company uses the intrinsic value method to determine compensation cost, which is recognized over the employee vesting periods.

Treasury Stock

The reacquisition of issued stock is accounted for by the cost method. Under this method, the reacquisition cost is debited to the treasury stock account. Treasury stock is shown as a deduction to arrive at shareholders’ equity. If treasury shares are reissued at a price in excess of the acquisition cost, the excess is credited to capital surplus from treasury stock transactions. If the treasury shares are reissued at less than acquisition cost, the deficiency is treated first as a reduction to any capital surplus from treasury stock transactions. If the balance in capital surplus from treasury stock transactions is insufficient to absorb the deficiency, the remainder is recorded as a reduction to retained earnings.

When the treasury shares are retired, the capital stock and additional paid-in capital based on the existing equity are debited pro rata. If the treasury shares are retired at a price lower than their par value and additional paid-in capital, the deficiency is debited to capital surplus from treasury stock transactions. If the treasury shares are retired at a price in excess of their par value and additional paid-in capital, the excess is credited to capital surplus from treasury stock transactions. If the balance in capital surplus from treasury stock transactions is insufficient to absorb the deficiency, the shortfall is recorded as a reduction to retained earnings.

The Company’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus from treasury stock transactions.

Research and Development Costs and Subsidies

Research and development costs are charged to expenses as incurred. Government subsidies for research and development are recorded as non-operating income in the period the qualifying research and development activities are undertaken.

Bonuses to Employees, Directors and Supervisors

Amounts distributed to employees, directors and supervisors pursuant to the MXIC’s Articles of Incorporation are recorded as an appropriation from retained earnings in the period shareholder approval is obtained for the distribution of the Company’s earnings. If such distribution is made in the form of common shares, the amount transferred from retained earnings is calculated based on the par value of the common shares issued.

Income Tax

The Company applies an intra-period allocation for its income tax. Deferred income tax assets and liabilities are recognized for tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as either current or non-current based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Concentration of Credit Risk

The Company designs, develops, manufactures and markets a variety of semiconductor products. The Company’s revenues are derived primarily from the sale of mask ROMs and Flash. The Company’s other products include SLC, logic products and wafers. The Company distributes its products on a global basis but mainly to customers in Asia. The Company’s largest customer, Nintendo accounted for 22.67%, 29.15% and 34.12% of the Company’s total net sales for the years ended December 31, 2004, 2005 and 2006. The Company’s largest three customers accounted for 30.15%, 38.24% and 44.92% of the Company’s total net sales for the years ended December 31, 2004, 2005 and 2006. The Company’s sales are primarily denominated in currencies other than N.T. Dollars, primarily U.S. Dollars and Japanese Yen.

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

Substantially all of the Company’s accounts receivable are due from companies in high technology industries located primarily in Asia. Further, as of December 31, 2005 and 2006, the three largest accounts receivable balances totaled NT$1,245,117 thousand and NT$1,147,561 thousand, respectively. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables generally are due within 45 to 90 days.

Earnings Per Share

The Company complies with the R.O.C. SFAS No. 24, “Earnings per Share”, which requires that the Company disclose basic earnings per share if the capital structure is simple; otherwise, the Company is required to disclose both the basic earnings per share and diluted earnings per share when the capital structure is complicated. Basic earnings per share is equal to the net income (loss) attributable to the shareholders of MXIC divided by the weighted-average number of common shares outstanding in each period. Dilutive earnings per share is equal to the net income (loss) of MXIC adjusted for dividends, interest expenses and other income and expenses related to dilutive potential common shares, divided by the weighted-average number of outstanding common shares and dilutive potential common shares.

Foreign-currency Transactions and Translation of Foreign-currency Financial Statements

R.O.C. SFAS No. 14, “Accounting for Foreign-currency Translation” applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity - historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Foreign-currency transactions, except derivative transactions, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of prevailing foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars or when foreign-currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. The balances of non-monetary foreign-currency assets and liabilities recognized at fair value as of the balance sheet date (such as equity instruments) are adjusted to reflect the prevailing exchange rates, and the resulting exchange differences are recorded as follows: (a) for those whose changes in fair value are recognized as adjustments to shareholders’ equity — as translation adjustments under shareholders’ equity; (b) for those whose changes in fair value are recognized in profit or loss — as current earnings. Non-monetary foreign-currency assets carried at cost are measured at historical exchange rates of transaction dates.

At year-end, the balances of foreign-currency investments accounted for using equity method are restated at prevailing exchange rates and the resulting differences are recorded as cumulative translation adjustments under shareholders’ equity.

The Company uses average rates quoted by banks with which the Company conducts business as the prevailing exchange rates.

Recent Accounting Pronouncements

In July 2006, the ARDF issued R.O.C. SFAS No. 37, “Accounting for Intangible Assets”, which is to be applied by the Company on January 1, 2007. The standard provides guidance on initial recognition and measurement, amortization, presentation and disclosure of intangible assets. An intangible asset should be measured initially at cost. For an intangible asset of a finite useful life, the carrying amount should be amortized over its useful life. On the other hand, for an intangible asset with an indefinite useful life, the carrying amount should not be amortized. Intangible assets should be evaluated for impairment at least annually as required by R.O.C. SFAS No.35, “Accounting for Impairment of Assets”. Upon adoption of the standard on January 1, 2007, the Company expects no significant impact on its current accounting treatment.

In November 2006, the ARDF issued R.O.C. SFAS No. 38, “Accounting for Non-current Assets Held-for-sale and Discontinued Operations”, which is to be applied by the Company on January 1, 2007. Under R.O.C. SFAS No.38, assets classified as held-for-sale should be measured at the lower of carrying amount or fair value and cease to be depreciated or amortized. Any impairment loss should be recognized in current earnings. Assets classified as held-for-sale should be presented separately on the balance sheet. R.O.C. SFAS No.38 also requires the Company to disclose information of discontinued operations separately on the statements of income and cash flows or in a footnote. Upon adoption of the standard on January 1, 2007, the Company expects no significant impact on its current accounting treatment.

In March 2007, the ARDF issued an interpretation which requires R.O.C. companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008. Such bonuses are currently recorded as an appropriation of earnings under R.O.C. GAAP. On March 30, 2007, the R.O.C. Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of recognizing compensation expenses. While definitive implementing accounting pronouncements have not yet been issued, the Company currently expects a significant increase in total compensation expenses upon adoption of the aforementioned interpretations on January 1, 2008.

Reclassification of Accounts

Certain accounts in the consolidated financial statements as of and for the years ended December 31, 2004 and 2005 have been reclassified to conform with the consolidated financial statements as of and for the year ended December 31, 2006.

3.	INFORMATION EXPRESSED IN U.S. DOLLARS

The Company expresses its consolidated financial statements in New Taiwan (N.T.) dollars. Translation of N.T. dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers and has been made at the rate of NT$32.59 to US$1.00 on the basis of the noon buying rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. No representation is made that the N.T. dollar amounts have been, could have been, or could be in the future converted into U.S. dollars at that or any other rate.

4.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Accounting for Financial Instruments” (SFAS No. 34) and SFAS No. 36, “Disclosure and Presentation for Financial Instruments”.
a.	Effect of adopting the newly released SFASs

The Company had categorized its financial assets and liabilities (including derivatives) upon initial adoption of the newly released SFASs. The adjustment of NT$636,491 thousand made to the carrying amount of those categorized as available-for-sale financial assets was recognized as an adjustment to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
a Separate Component of
Shareholders’ Equity
NT$000
Available-for-sale financial assets	$ 636,491

Such a change in accounting principle had neither a material effect on the consolidated financial statements as of and for the year ended December 31, 2006 nor a cumulative effect of a change in accounting principle.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the consolidated financial statements as of and for the year ended December 31, 2005 were reclassified to conform with the consolidated financial statements as of and for the year ended December 31, 2006. The previously issued consolidated financial statements as of and for the year ended December 31, 2005 were not required to be retroactively restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the period.

2)	Long-term investments

Investments for which the Company does not exercise significant influence over the investees were accounted for by the cost method. Long-term investments in publicly traded securities were carried at the lower of cost or market value, with the decline in value charged to shareholders’ equity.

3)	Forward exchange contracts

Forward exchange contracts entered into for hedging purposes were recorded at spot rates on contract dates. The foreign-currency amount of each contract multiplied by the difference between the spot rate on the contract date and the contracted forward rate was amortized over the contract period. On the balance sheet date, gains or losses resulting from restatement of the foreign-currency receivables or payables using prevailing exchange rates were credited or charged to income.

The receivables or payables arising from forward contracts outstanding as of the balance sheet date were netted out, with the net receivable or payable presented as an asset or a liability.
The reclassifications of the whole or a part of certain account balances as of or for the year ended December 31, 2005 are summarized as follows:

Before Reclassification
Account	Amount
NT$000
Long-term investments accounted for using cost method	$1,193,903
Foreign exchange gains, net	9,061

After Reclassification
Account	Amount
NT$000
Available-for-sale financial assets	$869,703
Financial assets carried at cost	324,200
Gain on settlement and disposal of financial instruments, net	9,061
Effective January 1, 2006, the Company adopted the newly revised R.O.C. SFAS No. 1, “Summary of Generally Accepted Accounting Principles”, SFAS No. 5, “Long-term Investments in Equity Securities” and SFAS No. 25, “Business Combinations -Accounting Treatment under Purchase Method”, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. This accounting change had neither a material effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2006 nor a cumulative effect of a change in accounting principle.
In July 2004, the ADRF issued R.O.C. SFAS No.35 “Accounting for Impairment of Assets”, which applied to the Company on January 1, 2005. For all assets, excluding certain assets specified by SFAS No.35, the Company is required to evaluate long-lived assets for any indication of impairment. If there is an indication that an asset may be impaired, the Company is required to estimate the recoverable amount of assets and to record an impairment loss when the carrying amount is less than the recoverable amount of the assets. A subsequent reversal of an impairment loss is allowed if the recoverable amount increases. The Company is also required to evaluate goodwill for impairment on an annual basis. The reversal of an impairment loss for goodwill is not allowed. The adoption of SFAS No.35 resulted in decreases in goodwill, idle assets, and assets to be disposed of by sale of NT$3,679 thousand, NT$391,497 thousand, and NT$510,482 thousand, respectively. To summarize, the adoption of SFAS No.35 resulted in increases in consolidated net loss and loss per share for the year ended December 31, 2005 of NT$905,658 thousand and NT$0.31, respectively.

In December 2004, the ARDF revised R.O.C. SFAS No.7, “Consolidated Financial Statements”, which requires that the accounts of investees over which the Company has control be included in the consolidated financial statements. Beginning January 1, 2005, the Company consolidated the accounts of MPI as the Company held a majority of seats of the board of director of MPI. However, the Company lost control over MPI in December 2006. Accordingly, the consolidated financial statements for the year ended December 31, 2006 included only the result of operation for the year ended December 31, 2006 but not the financial position as of December 31, 2006.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2005	2006
	NT$000	NT$000
Petty cash	1,418	1,264
Checking and savings accounts	7,114,644	3,869,477
Time deposits	2,910,775	7,797,066
Cash equivalents — repurchase agreements collateralized by bonds	1,106,783	303,098

	11,133,620	11,970,905

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2005	2006
	NT$000	NT$000
Publicly-traded stocks	298,991	944,489
Repurchase agreements collateralized by government bonds	—	555,000
Foreign publicly-traded stocks — US$15,003 thousand in 2006 and US$17,373 thousand in 2005	570,712	489,008
Open-end mutual funds	—	233,093

	869,703	2,221,590

Less: Noncurrent Assets	869,703	1,433,497

	—	788,093

One of the investments in public-traded stocks is investment in Ardentec Corporation’s shares which have been traded on the R.O.C. GreTai Securities Market (GTSM) since 2005. As of December 31, 2006, MXIC was required to deposit 12,514 thousand Ardentec common shares with a carrying amount of NT$334,750 thousand with the GTSM as MXIC is a corporate director of Ardentec. Under GTSM regulation, such deposited shares shall not be transferred or pledged.

During the year ended December 31, 2005, the Company recognized a NT$1,536,483 thousand (US$47,709 thousand) other-than-temporary impairment loss for its investment in the foreign publicly-traded stocks of Tower Semiconductor Ltd. (“Tower”), an Israeli public company whose shares are quoted on the NASDAQ, due to a prolonged decline in market price of Tower’s shares. As of December 31, 2005 and 2006, the carrying amount of the Company’s investment in Tower was NT$540,583 thousand (US$16,456 thousand) and NT$489,008 thousand (US$15,003 thousand) , respectively.

7.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2005	2006
	NT$000	NT$000
Notes receivable	6,028	660

Accounts receivable	2,101,617	2,223,156
Less — allowance for doubtful accounts	83,999	82,254
Less — allowance for sales returns and discounts	8,758	33,304

	2,008,860	2,107,598

	2,014,888	2,108,258

The summary of the changes in the allowance for notes and accounts receivable, receivables from related parties, other receivables and prepaid expenses:

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
Balance at the beginning of the year	$496,224	$474,519	$580,352
Addition (reversal)	1,069	91,137	(8,379)
Write off	—	—	(105)
Other adjustments	(22,774)	14,695	(4,989)

Balance at the end of the year	$474,519	$580,352	$566,879

The summary of the changes in the allowance for sales returns and discounts:

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
Balance at the beginning of the year	$—	$—	$8,758
Sales returns and discounts	—	8,758	24,546

Balance at the end of the year	$—	$8,758	$33,304

8.	INVENTORIES, NET

	December 31
	2005	2006
	NT$000	NT$000
Finished goods and merchandise	1,900,883	1,745,289
Work in process	3,926,882	4,083,667
Raw materials	220,930	455,033
Supplies	119,124	127,813

	6,167,819	6,411,802
Less — allowance for inventory losses	2,578,374	2,280,557

	3,589,445	4,131,245

The summary of changes in allowance for inventory and spare parts losses:

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
Balance at the beginning of the year	$4,438,108	$3,305,444	$2,651,894
Reversal	(918,545)	(476,780)	3,481
Write-off	(211,092)	(316,067)	(276,780)
Change in consolidated entities	—	135,772	(14,874)
Other adjustments	(3,027)	3,525	(384)

Balance at the end of the year	$3,305,444	$2,651,894	$2,363,337

9.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2005		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
	NT$000		NT$000
Magic Pixel	—	—	139,982	44.91
Prepayment for long-term investment	32,850	—	—	—

	32,850		139,982

Credit balance of long-term equity investment (other liability)
Procomm Inc.	29,838	38.38	25,038	38.38
Joyteck	—	—	6,433	87.98

	29,838		31,471

For the years ended December 31, 2004, 2005 and 2006, the Company recognized net equity in losses of equity method investees of NT $99,073 thousand, NT$89,525 thousand and NT$5,270 thousand, respectively. Except for the financial statements of Procomm Inc. and Joyteck as of and for the year ended December 31, 2006, the carrying amounts of the investments accounted for using the equity method and credit balance of long-term investment as of December 31, 2006, and the related equity in earnings or losses of equity method investees for the year ended December 31, 2006, were determined based on the audited financial statements of the investees as of and for the same periods. These unaudited financial statements of the investees did not have a material effect on the Company’s financial statements as of and for the year ended December 31, 2006.

10.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2005	2006
	NT$000	NT$000
Financial assets designated at fair value through profit or loss-foreign publicly-traded convertible bonds	—	37,484

The above investment is the convertible bonds of Tower which are listed for trade on the NASDAQ. The bonds bear annual interest at the rate of 5% and are convertible into Tower’s ordinary shares at US$1.10 per share. The conversion price is subject to downward adjustment under certain circumstances. Tower may at its option announce early redemption of the bond, provided by that the outstanding aggregate balance of principal on account of bond is equal to or less than US$500 thousand. The principal of the bonds, together with accrued interest, will be payable by Tower in one installment on January 12, 2012. Net gain arising from financial assets designated at fair value through profit and loss for the year ended December 31, 2006 was NT$4,878 thousand.

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2005	2006
	NT$000	NT$000
Non-publicly traded stocks	324,200	298,690

The above investments did not have quoted market prices in an active market and its fair value could not be determined using valuation techniques. Therefore, these equity securities were carried at cost.

12.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:

	December 31
	2005	2006
	NT$000	NT$000
Buildings and structures	9,638,577	10,611,131
Machinery and equipment	42,201,769	44,567,590
Research and development equipment	1,035,072	1,209,342
Transportation equipment	20,609	20,847
Leasehold improvement	6,554	38,985
Miscellaneous equipment	688,873	694,031

	53,591,454	57,141,926

For the years ended December 31, 2004, 2005 and 2006, depreciation expenses on property, plant and equipment were NT$7,092,077 thousand, NT$6,740,549 thousand and NT$5,259,684 thousand, respectively.
Information on interest capitalization is summarized as follows:

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
Total interest (before deducting capitalized interest)	716,572	458,005	327,837
Capitalized interest	32,467	80,744	41,630
Capitalized interest rate	3.81%	3.05%	3.60%
On June 30, 2006, MXIC entered into the agreement to sell Fab III to Powerchip Semiconductor Corporation (Powerchip) at the selling price of NT$5,300,000 thousand. As of December 31, 2006, the entire selling price has been paid by Powerchip.

13.	SHORT-TERM BANK LOANS

	December 31
	2005	2006
	NT$000	NT$000
Credit loans: Interest rate ranged from 1.85%-6.75% in 2006 and 1.70%~4.08% in 2005	137,921	249,838
Guaranteed loans: Interest rate ranged from 1.03%-1.94% in 2006 and 2.41%~5.87% in 2005	1,755,833	1,056,069

	1,893,754	1,305,907

14.	ACCRUED EXPENSES — ACCRUED ROYALTY

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
Balance at the beginning of the year	$675,457	$683,918	$612,474
Amount expensed	140,468	218,051	75,357
Payment made	(132,007)	(289,495)	(48,550)

Balance at the end of the year	$683,918	$612,474	$639,281

15.	BONDS PAYABLE

On October 29, 2001, MXIC issued NT$3,000,000 thousand of five-year secured debentures (“Secured II”) due in November 2006 with a stated interest rate of 3.3%. Secured II was guaranteed by 17 banks. The interest expense was repayable annually. The bonds were paid in full at maturity.

16.	LONG-TERM BANK LOANS

	December 31
	2005	2006
	NT$000	NT$000
Syndicated bank loans:
Repayable semi-annually from March 2005 in 10 installments; the amount had been fully repaid by October 2006, with annual floating interest at 2.66% in 2005	5,648,000	—
Medium to long-term secured loan:
Repayable by June 2007, with annual floating interest at 2.20% and 1.75% in 2006 and 2005, respectively	800,000	800,000
Repayable monthly from May 2003 to May 2016; with annual floating interest at 3.28% and 3.47% in 2006 and 2005, respectively	706,638	638,254
Repayable semi-annually from June 2003 to October 2006 in 8 installments; with annual floating interest at 2.92% in 2005	100,000	—
Repayable monthly from May 1999 to April 2007; with annual floating interest at 3.28% and 3.47% in 2006 and 2005, respectively	58,400	14,600
Repayable quarterly from December 2006 to December 2008 in 9 installments; with annual floating interest at 2.88% and 2.81% in 2006 and 2005, respectively (Note)	100,000	88,889
Repayable quarterly from April 2007 to April 2009 in 9 installments; with annual floating interest at 2.87% (Note)	—	200,000
Repayable quarterly from May 2007 to November 2009 in 11 installments; with annual floating interest at 2.75% (Note)	—	100,000
Repayable on January 2008 with annual floating interest at 2.69% (Note)	—	100,000
Repayable on September 2008 with annual floating interest at 3.10% (Note)	—	300,000
Repayable quarterly from September 2007 to December 2009 in 10 installments; with annual floating interest at 3.33%	—	100,000
Repayable quarterly from January 2008 to October 2009 in 8 installments; with annual floating interest at 2.91%	—	300,000

	7,413,038	2,641,743
Less — current portion	1,635,295	1,050,428

	5,777,743	1,591,315

Note:	The loan agreements require, among others, the maintenance of certain financial ratios based on annual financial statements as shown in Note 25(d).
As of December 31, 2006, future payments for long-term bank loans were as follows:

Year of payment	NT$000
2007	1,050,428
2008	863,829
2009	294,384
2010	68,385
2011	68,385
2012 and thereafter	296,332

Total	2,641,743

17.	PENSION PLANS

The Labor Pension Act (the “Act”) took effect on July 1, 2005, and this pension mechanism is deemed a defined contribution plan. The employees who were subject to the Labor Standards Act prior to the enforcement of this Act may choose to participate in the pension mechanism under this Act or may continue to participate in the pension mechanism under the Labor Standards Act. For those employees who participated in the Labor Standards Act prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to participate in the pension mechanism under this Act, their seniority as of July 1, 2005 shall be retained. Under the Act, the rate of contribution by an employer to employees’ personal pension accounts should not be less than 6% of each employee’s monthly salary or wage. Starting from July 1, 2005, the Company has made monthly contributions to employees’ personal pension accounts and recognized pension costs of $56,372 thousand and $124,045 thousand for the years ended December 31, 2005 and 2006, respectively.

The pension plan under the Labor Standards Law is a defined benefit pension plan. Under this pension plan, an employee should receive a lump sum payment of retirement benefits equal to two base units for each year of service in the first 15 years, with each year of service exceeding 15 years entitled to only 1 unit of base wage; the maximum is 45 units. Benefit payments are calculated on the basis of years of employment and the average monthly basic compensation for the last six months prior to retirement. The Company’s annual contribution to the pension fund is at 2% of employee salaries. The funds are deposited in the Central Trust of China, a government-designated custodian of pension funds, and are managed by the Pension Fund Administration Committee.

The changes in benefit obligation and plan assets for the years ended December 31, 2004, 2005 and 2006 were listed as follows:

	2004	2005	2006
	NT$000	NT$000	NT$000
Benefit obligation
Projected benefit obligation at beginning of the year	870,495	1,077,317	1,066,014
Service cost	119,969	83,782	25,950
Interest cost	30,326	37,281	24,807
Unrecognized actuarial loss (gain)	61,643	(135,411)	(110,649)
Benefit paid to retirees	(3,324)	(1,965)	(18,752)
Others	(1,792)	5,010	(5,183)

Projected benefit obligation at end of the year	1,077,317	1,066,014	982,187

Plan assets
Plan assets at beginning of the year	636,062	679,505	729,640
Actual return on plan assets	7,727	10,075	18,641
Employer’s Contributions	39,040	42,025	35,756
Benefit paid to retirees	(3,324)	(1,965)	(18,752)
Others	—	—	(2,485)

Plan assets at end of the year	679,505	729,640	762,800

Reconciliation of funded status of the plan and accrued pension costs was listed as follows:

	2005	2006
	NT$000	NT$000
Benefit obligation
Vested benefit obligation	666	1,799
Nonvested benefit obligation	650,144	603,858

Accumulated benefit obligation	650,810	605,657
Additional benefits based on future salaries	415,204	376,530

Projected benefit obligation	1,066,014	982,187
Fair value of plan assets	(729,640)	(762,800)

Funded status	336,374	219,387
Unrecognized prior service costs	(24,202)	(22,900)
Unrecognized net transition obligation	(47,363)	(43,291)
Unrecognized actuarial gain	78,831	184,835

Accrued pension cost	343,640	338,031

Vested benefits	720	1,799

The components of net periodic pension costs for the years ended December 31, 2004, 2005 and 2006 were listed as follows:

	2004	2005	2006
	NT$000	NT$000	NT$000
Service costs	119,969	83,782	25,950
Interest costs	30,326	37,281	24,807
Expected return on plan assets	(22,906)	(22,990)	(18,887)
Amortization	4,394	4,469	439

Net periodic pension costs	131,783	102,542	32,309

Actuarial assumptions for years ended December 31, 2004, 2005 and 2006 were listed as follows:

	2004	2005	2006
Discount rate used in determining present values	3.5%	2.5%-3.75%	2.5%
Future salary increase rate	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	3.5%	2.5%-2.75%	2.5%
Expected future benefit payments were listed as follows:

Years ended December 31	NT$000

2007	3,291
2008	8,473
2009	10,256
2010	6,019
2011	7,424
2012-2016	117,665
The Company expects to contribute NT$34,453 thousand to the pension funds in 2007.

18.	SHAREHOLDERS’ EQUITY

Common Stocks
On August 8, 2005, the Board of Directors (“BOD”) approved to cancel 40,000,000 common shares which were repurchased in 2002. The cancellation of common shares was registered and the measurement date was on August 8, 2005.
In order to improve the financial structure and to offset accumulated deficits, the Provisional Meeting of Shareholders held on November 16, 2005 approved to cancel 2,079,474,542 common shares amounted to NT$20,794,745 thousand. The cancellation of common shares was registered and the measurement date was on February 16, 2006.
According to authorization of the Provisional Meeting of Shareholders held on November 16, 2005, the BOD held on February 7, 2006 determined to issue 100,000 common shares by a way of private placement at a discount of NT$8.07 per common share. All common shares issued by private placement were registered and the measurement date was February 17, 2006.
Among the employee stock options issued by MXIC, 236,022 shares were exercised during the year ended December 31, 2006.
As of December 31, 2006, the Company’s authorized and issued, at par value of NT$10, 6,550,000,000 common shares (including 650,000,000 shares reserved for future exercise of employee stock options) and 2,916,157,808 common shares, respectively.
As of December 31, 2006, 642,095 common shares of MXIC in the form of 16,052 GDS were traded on the Luxembourg Stock Market and 16,289,847 common shares of MXIC in the form of 1,628,985 ADS were traded on the NASDAQ Stock Market.
Capital Surplus
Capital surplus can only be used to offset a deficit under the R.O.C. Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is limited to a certain percentage of the Company’s paid-in capital. The Company cannot use the capital surplus to offset accumulated deficits unless the legal capital reserve and special capital reserve are insufficient for offsetting such deficits.
On May 25, 2005, the MXIC’s shareholders approved a resolution at the annual meeting to use the capital surplus of NT$315,704 thousand to offset its accumulated deficits.
Retained Earnings Distribution and Dividends Policy
MXIC’s Articles of Incorporation, regulates that if there is any profit after annual closing, firstly it should be deducted for income tax and accumulated deficits. Then appropriate the 10% as the legal reserve (it is not restricted when the legal reserve achieves the total amount of MXIC’s capital stock) and appropriate (or reverse) the special reserve in accordance with the law. 2% of the balance will be distributed as remuneration for directors and supervisors. The remaining shall be added to the undistributed earnings from previous years and distributed in the following manner: (a) 85% as shareholder dividends; (b) 15% for employee bonus.
Distributions, except for the remuneration for directors and supervisors, may be made in the form of cash dividend or stock dividend, as determined by the shareholders at an Annual General Meeting. Both of distributions to shareholder bonus and employee bonus take the form of cash dividend as the first choice. Nevertheless, it still depends on MXIC’s financial, sales or operating condition. MXIC’s Articles of Incorporation provides that no more than 50% of the current year’s total amount of distributable earnings can be made in the form of stock dividend. Furthermore, with the approval of the shareholders at such meetings, the dividend and bonus may be held wholly or partially as retained earnings for distribution in future years.
Employees eligible to receive stock dividends may include employees from the affiliated companies if they meet the criteria set by the BOD.
The appropriation for legal capital reserve shall be made until the reserve equals MXIC’s capital stock. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the capital stock if the MXIC has no unappropriated earnings and the reserve balance has exceeded 50% of MXIC’s capital stock. The Company Law also prescribes that, when the reserve has reached 50% of MXIC’s capital stock, up to 50% of the reserve may be transferred to capital.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by MXIC on earnings generated since January 1, 1998.
The appropriation of 2006 retained earnings has been proposed by the BOD on April 3, 2007. Information about the appropriation of 2006 retained earnings is summarized as follows:

	Appropriation of Earnings	Dividends Per Share
	NT$000	NT$
Offset a deficit	593,344	—
Legal capital reserve	144,051	—
Remuneration to directors and supervisors	25,929	—
Employees’ profit sharing in cash	92,639	—
Employees’ profit sharing in stock	92,639	—
Cash dividends to common shareholders	524,955	0.18
Stock dividends to common shareholders	524,955	0.18
The above information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website. However, the appropriation of 2006 retained earnings is still subject to the resolution of the shareholders’ meeting which is expected to be held on June 29, 2007.

19.	EMPLOYEE STOCK OPTION PLANS

MXIC

MXIC has five employee stock option plans (“2001 plan”, “2002 plan”, “2003 plan”, “2004 plan” and “2005 Plan”) approved by the R.O.C. Securities and Futures Bureau (“SFB”) to grant options up to 80,000,000 units, 170,000,000 units, 200,000,000 units, 200,000,000 units and 200,000,000 units, respectively. Each stock option may subscribe for one common stock share by the delivery of new common stock of MXIC. The contractual term of the options is six years subsequent to the grant dates and exercisable at certain percentages subsequent to the second anniversary of the grant date. The requisite service period under these stock option plans is 4 years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options granted vest two years after the date of grant, 25% of the options granted vest three years after the date of grant, and the remaining 25% of the options granted vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within 30 days from the employment termination date. The options are granted at the exercise price equal to the higher of closing price of MXIC’s common shares listed on the Taiwan Stock Exchange (“TSE”) or MXIC’s net asset value per common share on the grant date. Exercise price is subject to adjustments for changes of capital structure in accordance with the plans.

Information with respect to MXIC’s each stock option plan is as follows:
Unit: option numbers in thousand and NT$  per share

	2001 plan		2002 plan		2003 plan		2004 plan
		Weighted-		Weighted-		Weighted-		Weighted-
		Average		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Outstanding	Price	Outstanding	Prices	Outstanding	Prices	Outstanding	Price
	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/
Year ended December 31, 2004	Option	Per Share)	Option	Per Share)	Option	Per Share)	Option	Per Share)
Beginning balance	880	$19.34	120,684	$18.96	168,736	$13.31	193,549	$24.28
Options granted	—	—	—	—	2,219	8.17	—	—
Options canceled	(417)	19.39	(19,245)	18.99	(18,702)	13.45	(14,926)	24.33

Ending balance	463	19.29	101,439	18.96	152,253	13.42	178,623	24.28

Unit: option numbers in thousand and NT$  per share

	2001 plan		2002 plan		2003 plan		2004 plan		2005 plan
		Weighted-		Weighted-		Weighted-		Weighted-		Weighted-
		Average		Average		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Outstanding	Prices	Outstanding	Price	Outstanding	Prices	Outstanding	Prices	Outstanding	Price
Year ended	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/
December 31, 2005	Option	Per Share)	Option	Per Share)	Option	Per Share)	Option	Per Share)	Option	Per Share)
Beginning balance	463	$19.29	101,439	$18.96	152,253	$13.42	178,623	$24.28	—	$—
Options granted	—	—	—	—	—	—	5,601	12.04	199,309	10.00
Options canceled	(134)	19.34	(8,201)	18.95	(11,234)	13.53	(16,279)	23.22	(3,277)	10.00

Ending balance	329	19.26	93,238	18.96	141,019	13.41	167,945	23.97	196,032	10.00

Unit: option numbers in thousand and NT$  per share

	2001 plan		2002 plan		2003 plan		2004 plan		2005 plan
		Weighted-		Weighted-		Weighted-		Weighted-		Weighted-
		Average		Average		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Outstanding	Prices	Outstanding	Price	Outstanding	Prices	Outstanding	Prices	Outstanding	Price
Year ended	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/	Stock	(NT$/
December 31, 2006	Option	Per Share)	Option	Per Share)	Option	Per Share)	Option	Per Share)	Option	Per Share)
Beginning balance	329	$19.26	93,238	$18.96	141,019	$13.41	167,945	$23.97	196,032	$10.00
Options granted	—	—	—	—	—	—	—	—	691	9.80
Options exercise	—	—	—	—	(343)	13.30	(62)	12.10	—	—
Options canceled	(139)	19.36	(17,232)	18.98	(21,734)	13.40	(34,776)	23.54	(35,179)	10.00

Ending balance	190	19.20	76,006	18.95	118,942	13.42	133,107	24.09	161,544	10.00

The exercise prices of outstanding options had been adjusted to reflect the cancellation of common stock.
For the year ended December 31, 2006, 405 thousand of employee’s stock options had been exercised to issue 236 thousand common stocks for which had been adjusted to reflect the cancellation of common stock.
As of December 31, 2006, information about the MXIC’s outstanding and exercisable option was as follows:

	Options Issued on or After January 1, 2004
	and Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise Price	Outstanding	Contractual	Exercise Price	Exercisable	Exercise Price
(NT$/Per Share)	(Thousand)	Life (in Years)	(NT$/Per Share)	(Thousand)	(NT$/Per Share)
$22.1	348	3.19	$22.1	203	$22.1
20.9	335	3.24	20.9	196	20.9
24.9	121,403	3.27	24.9	70,941	24.9
24.2	2,595	3.32	24.2	1,512	24.2
18.8	1,375	3.42	18.8	805	18.8
15.8	2,725	3.61	15.8	1,595	15.8
12.1	2,399	3.82	12.1	1,397	12.1
12.1	2,791	4.08	12.1	1,626	12.1
11.8	500	4.18	11.8	292	11.8
10.0	152,954	4.60	10.0	89,325	10.0
10.0	5,794	4.66	10.0	3,377	10.0
10.0	2,237	4.82	10.0	1,300	10.0
9.8	559	5.10	9.8	326	9.8

	296,015			172,895

In accordance with the interpretations issued by the ARDF, MXIC uses the intrinsic value method to evaluate the compensation cost of employee stock options granted on or after January 1, 2004. The compensation cost recognized for the years ended December 31, 2004, 2005 and 2006 was zero since the stock options were granted at an exercise price equal to higher of the closing price of the MXIC’s common shares or net equity per common share on the measurement date.

BMC
Approved by the board of directors of BMC during 2004, BMC was authorized to issue employee stock options for 1,718 thousand units, with each option eligible to subscribe for one common share when exercisable. The contractual term of the options is six years and exercisable at certain percentages subsequent to the second anniversary of the grant date. The requisite service period under these stock option plans is 4 years, which is the same as the vesting period. Based on the vesting schedule, 50% of the options vest two years after the date of grant, 25% of the options granted vest three years after the date of grant, and the remaining 25% of the options vest four years after the date of grant. If employment is terminated voluntarily by an employee or by the Company, any vested options must be exercised within 30 days from the employment termination date. Exercise price is equal to estimated fair values of common shares as determined by the board of director of BMC at each grant date, and is subject to adjustments for changes of capital structure in accordance with the plans. As of December 31, 2006, none of the employees’ stock options had been exercised.
Information with respect to BMC’s stock option plan is as follows:
Unit: option numbers in thousand and NT$  per share

	Year ended December 31, 2004		Year ended December 31, 2005		Year ended December 31, 2006
	Number of	Weighted-Average	Number of	Weighted-Average	Number of	Weighted-Average
	Outstanding	Exercise Prices	Outstanding	Exercise Prices	Outstanding	Exercise Prices
	Stock Option	(NT$/ Per Share)	Stock Option	(NT$/ Per Share)	Stock Option	(NT$/ Per Share)
Beginning balance	—	—	660	$12.00	1,714	$10.77
Options granted	660	$12.00	1,054	10.00	—	—
Options canceled	—	—	—	—	(1,411)	10.75

Ending balance	660	12.00	1,714	10.77	303	10.77

As of December 31, 2006, information about BMC outstanding and exercisable option was as follows:

	Options Issued on or After January 1,
	2004 and Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Number of	Remaining	Average	Number of	Average
Exercise	Options	Contractual	Exercise	Options	Exercise
Price (NT$)	(Thousands)	Life (Years)	Price (NT$)	(Thousands)	Price (NT$)
$12	130	3.57	$12	130	$12
$10	173	4.94	10	173	10

	303			303

In accordance with the interpretations issued by the ARDF of the R.O.C, BMC uses the intrinsic value method to evaluate the compensation cost of employee stock options granted on or after January 1, 2004. For the years ended December 31, 2004, 2005 and 2006, BMC had recognized (reversed) compensation expense under intrinsic value method for NT$653 thousand, NT$1,567 thousand and NT$(1,482) thousand, respectively.

Magic Pixel
Approved by the board of directors of Magic Pixel on June 16, 2004, November 24, 2004, February 17, 2005, June 9, 2005, and August 11, 2005, Magic Pixel was authorized to issue employee stock options for 180,000 units, 167,000 units, 124,000 units, and 417,000 units, and 112,000 units, respectively, which had expired on September 30, 2005. The options are exercisable after 30 days of the grant date. On March 12, 2004, the board of directors of Magic Pixel approved employee stock option plan given the exercise price of NT$11 dollars per share. Under the situation when the equity per share calculated based on audited financial statements is higher than NT$11 dollars, the exercise price shall be the equity per share. Exercise price is equal to estimated fair values of common shares as determined by board of director of Magic Pixel at each grant date, and is subject to adjustments for changes of capital structure in accordance with the plans.
In accordance with the interpretations issued by the ARDF, Magic Pixel uses the intrinsic value method to evaluate the compensation cost of employee stock options granted on or after January 1, 2004. The compensation cost recognized for the years ended December 31, 2004 and 2005 was zero.
Information with respect to Magic Pixel’s stock option plan is as follows:

	Year ended December 31, 2004		Year ended December 31, 2005
	Number of	Weighted-Average	Number of	Weighted-Average
	Outstanding	Exercise Prices	Outstanding	Exercise Prices
	Stock Option	(NT$/ Per Share)	Stock Option	(NT$/ Per Share)
	(Thousand)		(Thousand)
Beginning balance	—	—	347	$11
Options granted	347	$11	653	11
Options exercised	—	—	(900)	11
Options canceled	—	—	(100)	11

Ending balance	347	11	—

     Had the Company applied the fair value based method to evaluate the compensation cost, the assumptions and pro forma results of the Company for the years ended December 31, 2004, 2005 and 2006 would have been as follows:

	Years Ended December 31
MXIC	2004	2005	2006
	Black-Scholes model
Method:

Assumptions:

Risk-free interest rate	1.55%~2.25%	1.55%~2.25%	1.55%~2.25%
Expected life (in years)	4.38	4.38	4.38
Expected volatility	52.60%~57.50%	52.10%~57.50%	51.16%~57.50%
Expected dividend yield	—	—	—

Fair value per option (NT$/per unit)	$6.59	$2.55	$1.96

	Years Ended December 31
BMC	2004	2005	2006
	Black-Scholes model
Method:

Assumptions:
Risk-free interest rate	1.55%~2.10%	1.55%~2.10%	1.55%~2.10%
Expected life (in years)	4.38	4.38	4.38
Expected volatility	—	—	—
Expected dividend yield	-%~4.88%	-%~4.88%	-%~4.88%

Fair value per option (NT$/per unit)	$1.88~$8.07	$1.88~$8.07	$1.88~$8.07

	Years Ended December 31
Magic Pixel	2004	2005
	Black-Scholes model
Method:

Assumptions:
Risk-free interest rate	0.99%~1.15%	0.99%~1.15%
Expected life (in years)	0.25	0.25
Expected volatility	—	—
Expected dividend yield	—	—

Fair value per option (NT$/per unit)	—	—

	Years Ended December 31
	2004	2005	2006
Net income (loss) attributable to shareholders of the parent : NT$000
Net income (loss) as reported	$217,692	$(7,027,189)	$2,034,048

Pro forma net income (loss)	$(120,399)	$(7,540,850)	$1,680,806

Consolidated earnings per share (EPS, NT$):
Basic EPS as reported	$0.08	$(2.41)	$0.70

Pro forma basic EPS	$(0.04)	$(2.59)	$0.58

Diluted EPS as reported	$0.08	$(2.41)	$0.70

Pro forma diluted EPS	$(0.04)	$(2.59)	$0.58

20.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Ending
Purpose of Purchase	Shares	Decrease	Shares
Year ended December 31, 2004

Repurchase under share buyback plan	40,000	—	40,000
Parent company stock held by subsidiary (Note)	6,023	—	6,023

	46,023	—	46,023

Year ended December 31, 2005

Cancellation of shares	40,000	40,000	—
Parent company stock held by subsidiary (Note)	6,023	—	6,023

	46,023	40,000	6,023

Year ended December 31, 2006

Parent company stock held by subsidiary (Note)	6,023	2,507	3,516

Note: The stock held by subsidiaries had been adjusted to reflect the cancellation of common stock.
As of December 31, 2005 and 2006, the information about MXIC’s treasury stock is as follows:

	Shares	Original
MXIC	(Thousand)	Carrying Value	Market Value
		NT$000	NT$000
December 31, 2005

Hui Ying	6,023	$142,365	$27,036

December 31, 2006

Hui Ying	3,516	$142,365	$49,573

Under the regulation of the SFB, a corporation should acquire no more than 10% of all its issued shares. The corporation should not pledge treasury shares and should not exercise shareholders’ rights on these shares before their transfer. In addition, the aggregate reacquisition cost should not exceed the combined balance of the retained earnings and certain capital surpluses. However, the subsidiaries holding the Company’s issued shares retain shareholders’ rights and privileges on these shares, except that, starting on June 22, 2005, under the revised Company Law, the holders, majority-owned subsidiaries holding the Company’s shares are no longer entitled to the right to vote.

21.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
Income tax expense based on “income (loss) before income tax” at statutory rate	$89,229	$(1,689,805)	$428,542
Tax effect of the following:
Permanent differences	43,884	(118,687)	74,229
Temporary differences	57,373	1,171,494	208,656
Operating loss carry forwards	(155,680)	—	(812,818)
Investment tax credits	—	—	(3,134)
AMT	—	—	1,122

Income tax currently payable	$34,806	$(636,998)	$(103,403)

b. Income tax expense consisted of the following:

Income tax currently payable	$34,806	$37,741	$9,144
Adjustment for prior year income tax	(24,372)	72	(68,024)
Net change in deferred income tax assets:
Operating loss carry forwards	165,890	(896,634)	927,532
Investment tax credits	(294,120)	569,048	305,348
Temporary differences	(1,552,862)	(770,465)	214,289
Net change in valuation allowance	1,705,439	1,275,652	(1,384,620)

Income tax expense	$34,781	$215,414	$3,669

c.	Net deferred income tax assets consisted of the following:

	December 31
	2005	2006
	NT$000	NT$000
Current deferred income tax assets
Loss carryforwards	$—	$714,996
Investment tax credits	1,361,171	588,746
Temporary differences	1,293,780	849,053

	2,654,951	2,152,795
Valuation allowance	(2,635,457)	(2,075,211)

	$19,494	$77,584

Non-current deferred income tax assets
Loss carryforwards	$4,441,098	$2,762,543
Investment tax credits	1,642,420	2,038,307
Temporary differences	1,775,056	1,982,844

	7,858,574	6,783,694
Valuation allowance	(6,179,127)	(5,236,565)

	$1,679,447	$1,547,129

d.	The Integrated Income Tax information

	December 31
	2005	2006
	NT$000	NT$000
The balance of imputation tax credits account	$118,259	$127,004

All of MXIC earnings generated prior to December 31, 1997 have been appropriated.
There were no retained earnings to be appropriated from 2004 and 2005, therefore the actual creditable ratio is not applicable for 2004 and 2005. The estimated creditable ratio for distribution of 2006 earnings is 8.82%.
The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
According to the Income Tax Law in the Republic of China, non-resident foreign investors and the companies without fixed residence are not eligible to use the imputation tax credits included in the dividends and earnings originated from any local companies. However, the 10% extra tax rate is applied to all earnings.

e.	As of December 31, 2006, the Company’s tax credits and loss carryforwards were as follows:

		Total	Remaining
Regulatory Basis of		Creditable	Creditable	Expiry
Tax Credits	Items	Amounts	Amounts	Year
		NT$000	NT$000
Income Tax Law	Loss carryforwards	$1,508,170	$714,996	2007
		2,122,699	2,122,699	2008
		60,997	60,997	2009
		536,731	536,731	2010
		42,116	42,116	2011

		$4,270,713	$3,477,539

Statute for Upgrading	Purchase of machinery	$529,731	$—	2006
Industries	equipment	56,386	56,386	2007
		223,209	223,209	2008
		23,496	23,496	2009
		79,767	79,767	2010

		$912,589	$382,858

Statute for Upgrading	Research and development	$829,046	$—	2006
Industries	expenditures	531,996	531,996	2007
		328,087	328,087	2008
		996,721	996,721	2009
		386,539	386,539	2010

		$3,072,389	$2,243,343

Statute for Upgrading	Stockholders investment	$580	$—	2006
Industries	expenditure	364	364	2007
		488	488	2008

		$1,432	$852

The income tax return of MXIC through 2003, except 2002, had already been examined and settled with the tax authorities; however, MXIC has filed appeal for the tax authority’s assessment of its 1995 and 1996 returns due to disagreement of percentage of revenue exemption. MXIC believes that any additional assessment will not have a material effect on its financial statements as MXIC has accrued related tax liability based on tax authority’s initial assessment.

22. CONSOLIDATED EARNINGS PER SHARE

	Amounts (Numerator)		Number of	EPS (NT$)
	Before	After	Shares	Before	After
	Income Tax	Income Tax	(Denominator)	Income	Income
	NT$000	NT$000	(in Thousands)	Tax	Tax
Year ended December 31, 2004

Consolidated basic EPS
Income available to common shareholders of the parent	$217,692	$217,692	2,822,038	$0.08	$0.08

Consolidated diluted EPS
Income available to common shareholders of the parent	$217,692	$217,692	2,840,938	$0.08	$0.08

Year ended December 31, 2005

Consolidated basic and diluted EPS
Loss available to common shareholders of the parent	$(6,829,227)	$(7,027,189)	2,912,306	$(2.34)	$(2.41)

Year ended December 31, 2006

Consolidated basic and diluted EPS
Income available to common shareholders of the parent	$2,029,620	$2,034,048	2,912,409	$0.70	$0.70

MXIC has a complex capital structure due to the issuance of convertible bonds and employee stock option plans. MXIC’s basic and diluted earnings per share are the same for the years ended December 31, 2005 and 2006 as MXIC’s employee stock options and convertible bonds have an anti-dilutive effect on MXIC earnings per share.

23. RELATED PARTY TRANSACTIONS
Except as disclosed elsewhere in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a. Related parties and their relationships associated with the Company:

Related Parties	Relationship

Procomm Inc. (“Procomm”)	Equity investee
Tower Semiconductor Ltd. (“Tower”)	MXBVI served as its board of director
Ardentec Corporation (“Ardentec”)	MXIC served as its board of director
Macronix Education Foundation (“MXIC Education”)	Same chairman with MXIC
MegaChips Corporation (“MegaChips”)	Its subsidiary served as the Company’s Board of Director
MegaChips LSI Solutions Inc. (“MegaChips LSI”)	Subsidiary of MegaChips
MegaChips (Hong Kong) Ltd. (“MegaChips HK”)	Subsidiary of MegaChips LSI
MegaChips LSI Solutions Inc. Taiwan Branch (“MegaChips LSI Taiwan Branch”)	Taiwan Branch of MegaChips
Magic Pixel	Equity investee (Magic Pixel was a subsidiary from January 2005 to December 2006)
BMC	Equity investee (BMC was a equity investee before September 2005)
b. Significant transactions with related parties:
1)	Sales to related parties were as follows:

	Years Ended December 31
	2004		2005		2006
	Amount	% of	Amount	% of	Amount	% of
Related Parties	NT$000	Net Sales	NT$000	Net Sales	NT$000	Net Sales
MegaChips LSI	$—	—	$5,620,371	30	$8,087,808	34
MegaChips LSI Taiwan Branch	—	—	165,617	1	277,600	1

MegaChips HK	—	—	—	—	150,638	1
MegaChips	—	—	—	—	112,853	1
BMC	239,748	1	—	—	—	—
Magic Pixel	175,894	1	—	—	—	—
Others	30,178	—	—	—	43	—

	$445,820	2	$5,785,988	31	$8,628,942	37

Sales prices to related parties are not comparable with those to external customers as the Company sells products specifically designed for these related parties.
The sales term to the related parties is between 30 to 45 days after monthly closing, similar to those with external customers.
2)	Purchases

	Years Ended December 31
	2004		2005		2006
		% of				% of
	Amount	Net	Amount	% of	Amount	Net
Related Parties	NT$000	Purchases	NT$000	Net Purchases	NT$000	Purchases
Tower	$19,959	—	$188,562	3	$507,370	8
MegaChips LSI Taiwan Branch	—	—	53,380	1	2,560	—
Other	1,570	—	4,781	—	1,404	—

	$21,529	—	$246,723	4	$511,334	8

The wafers purchased from Tower were customized and based on specifically negotiated terms for which are not comparable to those with other venders. The payment term with Tower for the years ended December 31, 2004, 2005 and 2006 were net 30 days, net 30 days and net 45 days, respectively. The payment term with MegaChips LSI Taiwan Branch for the years ended December 31, 2004, 2005 and 2006 all were 45 days after monthly closing.

3) Subcontract processing charges from related parties were as follows:

	Years Ended December 31
	2004		2005		2006
	Amount		Amount		Amount
Related Parties	NT$000%		NT$000%		NT$000%
Ardentec	$260,199	1	$218,274	1	$74,688	—

4) Operating expense

	Years Ended December 31
	2004		2005		2006
	Amount		Amount		Amount
Related Parties	NT$000%		NT$000%		NT$000%
Tower	$213	—	$43,832	1	$78,053	2
Procomm	—	—	—	—	15,375	—
MXIC Education	16,300	—	10,166	—	9,000	—
Others	—	—	5,295	—	10,813	—

	$16,513	—	$59,293	1	$113,241	2

5) Receivables from the related parties:

	December 31
	2005		2006
	Amount		Amount
Related Parties	NT$000%		NT$000%
MegaChips LSI	$570,814	82	$712,837	85
Tower	4,440	1	96,425	11
MegaChips HK	—	—	65,953	8
Magic Pixel	—	—	59,653	7
MegaChips LSI Taiwan Branch	126,876	18	—	—
Procomm	17,722	3	—	—
Others	3,641	—	21,496	3

	723,493	104	956,364	114

Less: Allowance for doubtful accounts	24,830	4	119,955	14

Net	$698,663	100	$836,409	100

6) Other receivables

	December 31
	2005		2006
	Amount		Amount
Related Parties	NT$000%		NT$000%
MegaChips LSI	$49,911	28	$2,244	1
Less: Allowance for doubtful accounts	11,532	6	269	—

Net	$38,379	22	$1,975	1

Under the R.O.C GAAP, the accounts receivable for related parties with the collection period exceed those with external customers for certain period of time had been reclassified into other receivables.
7) Account payables

	December 31
	2005		2006
	Amount		Amount
Related Parties	NT$000%		NT$000%
Tower	$56,701	71	$64,531	73
Magic Pixel	—	—	18,797	21
Ardentec	16,298	21	5,274	6
Others	6,414	8	—	—

Total	$79,413	100	$88,602	100

24. PLEDGED OR MORTGAGED ASSETS
The Company pledged certain assets as security deposits for foreign labor employment, customs clearance deposits, technology agreement with government, guarantees for investees, land leases, capital leases and long-term bank loans. Assets pledged as collaterals were as follows:

	December 31
	2005	2006
	NT$000	NT$000
Pledged time deposits — current (classified as restricted assets-current)	$1,928,913	$1,281,360
Property, plant and equipment — net	6,656,690	1,898,334
Pledged time deposits – non-current (classified as other assets — other)	—	36,075
Assets to be disposed of by sale	4,939,213	—

	$13,524,816	$3,215,769

25. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
As of December 31, 2006, the Company’s commitments and contingencies were as follows:
a.	The MXIC’s significant construction and machinery contracts totaled approximately NT$2,935,745 thousand. As of December 31, 2006, MXIC has paid NT$557,963 thousand pursuant to these contracts. Future irrevocable payment in total is NT$2,377,782 thousand.

b.	As of December 31, 2006, amounts available under unused letters of credit were approximately NT$265,053 thousand.

c.	The land on which MXIC is located was leased from the Hsinchu Science-Based Industrial Park Administration under renewable operating lease agreements. The lease term is from 1990 to 2020. In addition, the offices on which MXA and MXE are located were leased by operating lease. These leases will expire in 2012 and 2013.
Future minimum annual rentals under the operating leases are as follows:

Year	Amount
NT$000
2007	$63,144
2008	63,721
2009	64,337
2010	55,659
2011	53,191
2012-2020	126,563

$426,615

Rental expenses under the operating lease were NT$73,221 thousand, NT$78,627 thousand and NT$62,909 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

d.	Certain debt agreements, entered into by the Company with several banks including Taishin Bank, require the Company’s debt to equity ratio should be under 1.2, and the Company’s current ratio should be greater than 1.0, otherwise the loan will be due immediately. The medium-term loan with one bank, requires MXIC’s debt ratio should be under 1.0 and the net asset value should be greater than NT$25,000,000 thousand as determined by the semi-annual and annual audited financial statements, otherwise the bank will re-examine MXIC’s credit line. The medium-term loan with one of the banks, requires MXIC’s debt ratio to be under 1.2 on a semi-annual and annual basis as determined by the audited financial statements, otherwise the loan will be due immediately. As of December 31, 2006, MXIC is in compliance with the foregoing covenants.

e.	MXIC and Company C entered into the product license agreement. The total license fee was US$2,907 thousand. As of December 31, 2006, the Company has paid the total license fee in full pursuant to the agreement. Future running royalties will be charged based on percentage of net sales from licensed products as determined under the aforementioned agreement. For the year ended December 31, 2006, no royalty was paid to Company C as the licensed products had not been commercialized.

f.	MXIC entered into a technology agreement with D Company. As of December 31, 2006, the fixed license fees for the technology agreement have been fully paid. Additional running royalties will be charged based on percentage of net sales from the licensed products pursuant to the agreement. According to the agreement, MXIC prepaid US$24,000 thousand of royalties, the remaining royalties as of December 31, 2006 were NT$612,521 thousand, of which NT$118,651 thousand was recorded under other current assets, while NT$493,870 thousand was under deferred charges.

g.	In 2004, MXIC entered into two addendums to the technology agreement stated in (f) above with D Company. The fixed license fee for the addendums to the technology agreement totaled US$7,500 thousand. As of December 31, 2006, US$1,250 thousand has been paid. Running royalties, charged based on a percentage of net sales from licensed products as determined under the addendums, were not paid for the year ended December 31, 2006 and 2005 as licensed products had not been commercialized.

h.	MXIC entered into a technology development agreement and a foundry service agreement with E Company in June 2006, the term of the agreement is five and seven years, respectively, from the technology development commencement date (but no later than July 2007). MXIC paid E Company NT$200,000 thousand in April 2007.

i.	According to the Share Purchase Agreement and Purchase Obligation Agreement between Tower and the Company, from 2001 to 2004, a portion of the purchase price was allocated to prepaid wafer credit account consisting of a credit balance in favor of the Company. The balance of prepaid account is increased if the Company’s contracted purchase price of Tower’s shares exceeds the market price. Such prepayments can be used for future purchases of wafers, additional shares of Tower and as an offset to royalty payments. According to the 2003 and 2006 Amendments, the Company agreed not to use the prepaid wafer credits for future purchase of wafers from Tower (unconverted wafer credit) during the period prior to December 31, 2009. The unconverted wafer credits are classified as part of accounts receivable and are payable by Tower on or prior to December 31, 2009 with interest payable at agreed interest rate at each quarter. As of December 31, 2006, the Company owned approximately 8.71% of Tower’s shares with a carrying amount of NT$460,825 thousand and the balance of converted wafer credit was NT$96,425 thousand (US$2,958 thousand) and the remaining prepaid wafer credit was NT$364,400 thousand (US$11,180 thousand) (classified as other current assets) with a full allowance and an impairment loss provided for each account.

j.	On March 7, 2006, Spansion, Inc. filed an action against MXIC and MXA in the U.S. District Court for the Northern District of California. The original complaint asserted causes of action for false advertising, trademark dilution and unfair competition. On May 19, 2006, Spansion filed a First Amended Complaint alleging an additional claim for copyright infringement. All claims asserted by Spansion arose out of the comparative advertising and marketing of the Macronix NBitTM flash memory chips. On June 5, 2006, MXIC and MXA filed answers to the First Amended Complaint denying the allegations of the First Amended Complaint and asserting a number of affirmative defenses. A case management conference was held on June 13, 2006, and the trial date was set for June 18, 2007. On March 9, 2007, MXIC and MXA and Spansion agreed to settle the present lawsuit and filed the stipulation of dismissal with prejudice. On March 30, 2007, the Court ordered that the present lawsuit be dismissed with prejudice, and the file closed.
26. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a. Fair values of financial instruments were as follows:

	December 31
	2005		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	NT$000	NT$000	NT$000	NT$000
Nonderivative financial instruments
Assets
Available-for-sale financial Assets (including current portion)	$869,703	$2,140,059	$2,221,590	$2,221,590
Investments accounted for using equity method (including credit balance of long-term investment)	(29,838)	—	108,511	—
Financial assets at fair value through profit or loss	—	—	37,484	37,484
Financial assets carried at cost	324,200	—	298,690	—

Liabilities
Bonds payable (including current portions)	3,000,000	3,038,616	—	—
Long-term bank loans (including current portion)	7,413,038	7,413,038	2,614,743	2,641,743

b.	Methods and assumptions for the fair values of financial instruments
1)	The above financial instruments do not include cash and cash equivalents, notes and accounts receivable, other receivables, short-term bank loans, notes and accounts payable. The carrying amounts of aforementioned instruments reported in the balance sheets approximate their fair values.

2)	Fair values of financial assets at fair value through profit or loss were based on their quoted market price.

3)	Fair value of available-for-sale financial assets were based on their quoted market prices. The government bonds under resell agreement were determined using valuation techniques to estimate the fair values.
4)	The prices of equity-method investments and financial assets carried at cost are not immediately available, their fair value are determined using valuation technique incorporating estimates and assumptions that are consistent with prevailing market cautions.
5)	Fair value of long-term bank loans is estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types (similar maturity dates). The fair value of long-term bank loans with floating interest rates is equivalent to their carrying value. Fair value of convertible bonds payable is based on quoted market prices, others are determined using the present value of forecasted cash flows.
c.	As of December 31, 2005 and 2006, financial assets (liabilities) exposed to fair value interest rate risk and cash flow interest rate risks were as follows:

	December 31
	2005	2006
	NT$000	NT$000
Fair value interest rate risk
Financial assets	$5,936,208	$9,972,634
Financial liabilities	(3,000,000)	—
Cash flow interest rate risk
Financial assets	7,124,907	3,869,442
Financial liabilities	(9,306,792)	(3,947,650)
d.	Interest income (expenses), for the years ended December 31, 2005 and 2006, arising from the financial assets (liabilities), excluding those at fair value through profit and loss, were as follows:

	Years Ended December 31
	2005	2006
	NT$000	NT$000
Total interest income	$99,860	$160,082
Total interest expenses (Including capitalized amount)	458,005	327,837
e.	The Company entered into derivative contracts for the years ended December 31, 2004, 2005 and 2006 to hedge its exposures to fluctuations of exchange rates for its foreign-currency transactions. The strategy is to hedge most of the market price or cash flow risks.

The net exchange gains (losses) from financial instruments held for trading for the years ended December 31, 2004, 2005 and 2006 are NT$(13,442) thousand, NT$9,061 thousand and NT$2,413 thousand, respectively.

f.	Financial risks
1)	Market price risk. The financial instruments held by the Company are exposed to interest rate, foreign exchange rate and price risks.

2)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair value on the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

3)	Liquidity. Investment in financial assets carried at cost do not have an active market, thus, the liquidity risk of those investment is material. The Company has sufficient working capital to meet the above cash demand.

4)	The cash flow risk of interest rate. The Company is exposed to the long-term bank loans with floating interest rate.

27. SEGMENT FINANCIAL INFORMATION
a.	Industry financial information:

The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. The Company is also engaged in design, research and development, consultation, and trade of relevant products. The Company’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.
b.	Geographic information:

			Adjustments and
	Asia and Others	Taiwan	Elimination	Consolidated
	NT$000	NT$000	NT$000	NT$000
2004

Sales to other than consolidated entities	$4,894,306	$18,485,417	$—	$23,379,723
Sales among consolidated entities	13,793	4,515,956	(4,529,749)	—

Total sales	$4,908,099	$23,001,373	$(4,529,749)	$23,379,723

Income (loss) from operations	$115,174	$(488,239)	$24,377	$(348,688)

Non-operating income and gains				1,605,606
Non-operating expenses and losses				(1,009,778)

Income before income tax				$247,140

Identifiable assets	$1,399,242	$34,752,637	$(434,345)	$35,717,534

Available-for-sale financial assets				918,040
Long-term investments				1,620,465
General assets				16,139,637

Total assets				$54,395,676

			Adjustments and
	Asia and Others	Taiwan	Elimination	Consolidated
	NT$000	NT$000	NT$000	NT$000
2005

Sales to other than consolidated entities	$3,467,871	$15,440,265	$—	$18,908,136
Sales among consolidated entities	—	3,417,261	(3,417,261)	—

Total sales	$3,467,871	$18,857,526	$(3,417,261)	$18,908,136

Income (loss) from operations	$3,264	$(4,987,306)	$109,483	$(4,874,559)

Non-operating income and gains				1,206,003
Non-operating expenses and losses				(3,213,566)

Loss before income tax				$(6,882,122)

Identifiable assets	$1,354,511	$21,877,133	$(548,725)	$22,682,919

Long-term investments				1,226,753
General assets				21,694,747

Total assets				$45,604,419

			Adjustments and
	Asia and Others	Taiwan	Elimination	Consolidated
	NT$000	NT$000	NT$000	NT$000
2006

Sales to other than consolidated entities	$3,042,355	$20,470,881	$—	$23,513,236
Sales among consolidated entities	—	3,236,326	(3,236,326)	—

Total sales	$3,042,355	$23,707,207	$(3,236,326)	$23,513,236

Income (loss) from operations	$(7,100)	$1,774,000	$(107,808)	$1,874,708

Non-operating income and gains				706,834
Non-operating expenses and losses				(594,464)

Income before income tax				$1,987,078

Identifiable assets	$671,179	$20,932,138	$(446,451)	$21,156,866

Available-for-sale financial assets				788,093
Long-term investments				1,909,653
General assets				16,353,667

Total assets				$40,208,279

c.	Net sales by areas:

	Years Ended December 31
Area	2004	2005	2006
	NT$000	NT$000	NT$000
Taiwan	7,838,194	5,607,298	7,408,561
Japan	8,363,806	7,706,521	9,906,848
Singapore, Hong Kong and South Korea	5,119,396	4,076,395	4,611,123
United States	980,911	629,235	329,125
Europe	1,077,416	888,687	1,257,579

Total	23,379,723	18,908,136	23,513,236
The net sales by areas information is based on the customer’s bill-to location.
d. Major customer information:

	Years Ended December 31
	2004		2005		2006
	Amount	%	Amount	%	Amount	%
	NT$000		NT$000		NT$000
Nintendo	$5,239,963	22	$5,511,176	29	$8,023,750	34

The major customer information is based on end-customer.
e. Net sales by products
The Company’s principal products and services consist of memory products, SOC products and services, and multimedia products. The following table sets forth the amounts of total net sales revenue from external customers represented by these products for the years ended on December 31, 2004, 2005 and 2006:

	Years Ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000
ROM	8,372,758	8,712,060	10,183,280
Flash	10,714,857	6,870,378	8,461,904
SMS*	1,732,539	1,661,678	2,576,270
SLC**	1,786,711	1,191,553	1,491,273
EPROM	162,573	16,883	14,203
Others	610,285	455,584	786,306

Total net sales	23,379,723	18,908,136	23,513,236

*	SMS (Strategic Manufacturing Service) refers to value added service of memory and wafer manufacturing to strategic alliance.

**	SLC (Systematic Logic Chip) refers to Logic and Core SOC products.

28.	Summary of Significant Differences between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“R.O.C. GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Reclassification of time deposits

Under R.O.C. GAAP, cash and cash equivalents include time deposits regardless of original maturity. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of 3 months or less. Therefore, time deposits with original maturities of more than 3 months would not be considered cash and cash equivalents under U.S. GAAP. As of December 31, 2005 and 2006, time deposits with original maturities of more than 3 months amounted to NT$1,520 million and NT$1,141 million, respectively, and were classified as short-term investment.

b.	Marketable securities

Under R.O.C. GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market value, and debt securities were carried at cost, with only unrealized losses recognized. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instrument including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale (AFS) or held-to-maturity (HTM) securities. FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss. Except for financial assets designated on initial recognition as one to be measured at fair value, these classifications are similar to those required by U.S. GAAP Statement of Financial Accounting Standard (U.S. SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Under U.S. SFAS No.115, debt and equity securities that have readily determinable fair values are classified as either trading or available-for-sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other-than-temporary are recorded in earnings for both available-for-sales and held- to-maturity securities. The Company did not have any investments classified as trading or held-to-maturity securities during the periods presented.

For investment in foreign public-traded convertible bonds classified as financial assets designated at fair value through profit or loss under R.O.C. GAAP, it is accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss is charged to income under U.S. SFAS No.155, “Accounting for Certain Hybrid Financial Instruments — An Amendment of SFAS No.133 and 140”.

Upon adoption of R.O.C. SFAS No. 34 and No. 36, the Company adjusted the carrying value of the marketable securities categorized as available-for-sale, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006, therefore unrealized gains and losses included in shareholders’ equity associated with available-for-sale marketable securities acquired prior to January 1, 2006 under R.O.C. GAAP would be different from that under U.S. GAAP.

c.	Equity-method investees

The Company’s proportionate share of the income (loss) from an equity-method investee may differ if the equity-method investee’s net income (loss) under R.O.C. GAAP differs from that under U.S. GAAP. Such differences between R.O.C. GAAP and U.S. GAAP would result in adjustments to investments accounted for using equity method and the equity in earnings (losses) of equity method investee recorded in net income.

d.	Presentation of minority interests

Under R.O.C. GAAP SFAS No. 7, “Consolidated Financial Statements”, minority interests are recorded as a component of total equity, and accordingly, profit or loss for the period does not include an adjustment for profit or loss for the period attributable to minority interests.

Under U.S. GAAP, minority interests are reported outside of shareholders’ equity and minority interest in the consolidated statement of income is an adjustment to U.S. GAAP net income or loss.

e.	Business combination

Under R.O.C. SFAS No. 5, “Accounting for Equity Investments”, when an investor purchased newly issued shares from an investee such that its holding interest on the investee increases after the purchase, the investor shall record the difference between net assets acquired and consideration paid as an adjustment to capital surplus or retained earnings. When allocating net assets acquired, R.O.C. GAAP did not provide guidance over recognition of intangible assets.

Under U.S. SFAS No. 141, “Business Combinations” (U.S. SFAS No. 141), such newly acquired shares which increase the investor’s holding interest percentage is considered a step acquisition which requires a purchase price allocation for each individual acquisition. Goodwill arises when purchase consideration exceeds net assets acquired. In addition, U.S. GAAP requires that intangible assets be recorded apart from goodwill if they meet one of the criteria established in U.S. SFAS No. 141 (i.e., either the contractual-legal criterion or the separability criterion).

In September 2005, the Company purchased additional shares from its equity investee, BMC, and increased its holding interest on BMC from 30.08% to 54.77%. The transaction leads to an adjustment to capital surplus and retained earnings of NT$147,894 thousand under R.O.C. GAAP.

Under U.S. GAAP, the Company recognized the difference between the purchase price and the fair value of the assets acquired, including identifiable assets, and liabilities assumed of BMC as goodwill. The Company’s management is responsible for the determination of the fair value of the assets acquired, including identifiable intangible assets, and liabilities assumed of BMC. In determining such fair values, management considered a number of factors, including valuation reports by third parties. The amount of purchase price allocated to the goodwill is NT$147,894 thousand. Pursuant to U.S. SFAS No. 141, goodwill arising from purchase business combinations are not amortized but are tested for impairment.

f.	Goodwill impairment

Under R.O.C. GAAP, prior to January 1, 2005, the Company recorded the excess of the purchase price over the fair value of net tangible assets acquired as goodwill and amortizes the goodwill over 5 to 20 years. Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Impairment of Asset” which required the Company to evaluate impairment of an asset group, including goodwill allocated to such group. An amount of NT$2,028 thousand was recorded as goodwill amortization by the Company under R.O.C. GAAP. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations – Accounting Treatment under Purchase Method” (R.O.C. SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized.

Under U.S. GAAP, effective January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, (U.S. SFAS No. 142) and ceased amortization of goodwill which assessed for impairment annually or more frequently if impairment indicators arise. U.S. SFAS No. 142 requires that all goodwill be assigned to one or more reporting units as of the acquisition date. For R.O.C. GAAP and U.S. GAAP purpose, the Company has determined that BMC as a separate reporting unit from the Company for purposes of testing goodwill for impairment. BMC was tested for impairment in the fourth quarter of 2006. Due to the lost of its major customer and continuing losses from operations, the Company concluded that the goodwill was impaired as of December 31, 2006. An impairment loss of NT$147,894 thousand was recognized in the BMC reporting unit.

g.	Impairment of long-lived assets

Under R.O.C. GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as either idle assets or assets held for disposition. Under R.O.C. SFAS No. 35, effective January 1, 2005 the Company is required to recognize an impairment loss when there is an indication that the carrying amount of an asset or an asset group is not recoverable from the expected future cash flows. However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. In addition, R.O.C. SFAS No. 35 requires an asset to be assessed for impairment individually when an indication of impairment exists for the individual asset.

Under U.S. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (U.S. SFAS No. 144) an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected undiscounted future cash flows and an impairment loss is measured as the difference between fair value and carrying amount of the asset or group of assets. The impairment losses are recorded in current period earnings and cannot be reversed subsequently. Effectively January 1, 2002, long-lived assets (excluding goodwill and other indefinite-lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. U.S. SFAS No. 144 requires a company to group its assets at the lowest level of identifiable cash flows for determining possible impairment.

In 2005, the Company had two assets where indicators of impairment exist and were required to be assessed for impairment individually, and the Company wrote-off a total of NT$901,806 thousand impairment loss under R.O.C. GAAP. Under U.S. GAAP such assets were either grouped or considered entity-wide assets and were evaluated for impairment as part of the group compared with the group’s expected future cash flows. No impairment under U.S. GAAP is required and the Company reversed the impairment loss under U.S. GAAP. Subsequently, the Company reclassified one of the two assets as held-for-sale in 2006 when criteria required by paragraph 30 of U.S. SFAS No. 144 were all met. As such, the Company recognized NT$510,482 thousand as impairment loss under U.S. GAAP which was the same amount of impairment loss recognized under R.O.C. GAAP in 2005.

h.	Pension benefits

In 1996, the Company adopted R.O.C. SFAS No. 18 that is similar in many respects to U.S. SFAS No. 87, “Employer’s Accounting for Pensions”. R.O.C. SFAS No. 18 does not require a company to recognize the over-funded or under-funded status of a defined benefit pension plan as an asset or liability in the statement of financial position.

U.S. SFAS No. 87, “Employer’s Accounting for Pensions” requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis. Accordingly, due to the difference in the dates of adoption, the actuarial computation for unrecognized net transition obligation and related amortization under R.O.C. GAAP would be different from that under U.S. GAAP.

The Labor Pension Act of R.O.C (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law which provides a defined benefit plan. Under R.O.C. GAAP, this change would not meet the definition of “curtailment” described in R.O.C. SFAS No. 18. However, the Company must accelerate the recognition of net transition obligation and prior service cost as a curtailment loss according to U.S. SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. NT$23,237 thousand of the curtailment loss which should have been recorded in 2005 was recorded at the beginning of 2006 and was deemed as immaterial for both periods if recorded correctly.

Effective December 31, 2006, the Company adopted U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, (U.S. SFAS No. 158), which requires employers to recognize the over-funded or under-funded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation. Previously unrecognized items such as gains or losses, prior service costs and net transition assets or obligations will be recognized in other comprehensive income and will be subsequently recognized through net periodic benefit cost pursuant to the provisions of U.S. SFAS No. 87. The Company fully recognized the funded status of its defined benefit pension plan. Upon adoption of U.S. SFAS No. 158, the Company recognized an increase to accumulated other comprehensive income of NT$120,712 thousand as of December 31, 2006.

i.	Derivative Financial instruments

Under R.O.C. GAAP, prior to January 1, 2006, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to forward contracts were netted with the resulting amount presented as either an asset or a liability. The receivables and payables arising from currency option contracts entered into with the same counter party were netted with the resulting amount presented as either an asset or a liability. The notional amounts of currency option contracts were not recognized as an asset or a liability on contract dates. The premiums paid or received for the options bought or written was amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement was credited or charged to income in the year of settlement. Unrealized gains and losses were not recorded in the financial statements. Effective January 1, 2006, the Company adopted R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement,” and derivatives that do not qualify for hedge accounting are recorded as financial assets or liabilities at FVTPL and measured at fair value as described in Note 2.

Under U.S. GAAP, derivative instruments are accounted for in accordance with U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (U.S. SFAS No. 133) as amended, and require all entities to recognize derivative instruments as assets and liabilities on the balance sheet at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedging instrument. The derivative instruments used by the Company do not qualify for hedge accounting under U.S. SFAS No.133. Therefore, under U.S. GAAP, derivatives have historically been, and continue to be, recorded on the balance sheet at fair value, with the changes in fair values recognized in earnings.

j.	Convertible bonds

Under R.O.C. GAAP, when convertible bonds are issued, the entire instrument is recorded as a liability at an amount equal to the proceeds received. Any discount or premium to the par value of the convertible bond is amortized to the statement of income by using the effective interest rate method. If the convertible bonds contain a redemption premium above its par value amount, the excess is accrued, using the effective interest rate method, over the period to redemption as a charge to interest expense. Upon conversion, the carrying value of the bond is credited to common stock at its par value and the difference between the carrying value of the bond and the par value of stock is recorded to capital stock and capital surplus. No gain or loss is recognized. Effective January 1, 2006, R.O.C. SFAS No. 34 and R.O.C. SFAS No. 36, “Financial Statement Presentation and Disclosure of Financial Instruments” (R.O.C. SFAS No. 36) require derivatives embedded in hybrid instrument, if not clearly and closely related to the host contract, to be bifurcated and accounted for at fair value.

The Company issued certain convertible debt instruments that contained embedded derivatives based upon the features set in the convertible bond contracts. Under R.O.C. GAAP, before January 1, 2006, there is no accounting guidance specific to the embedded derivatives and beneficial conversion features. The Company accounted for the convertible bonds with the aforementioned features in the manner similar to the conventional bonds without the aforementioned features.

Under U.S. GAAP, the Company considered whether the convertible bonds contain embedded derivative features using the guidance provided in U.S. SFAS No. 133. Convertible bonds with premium put options contain embedded derivatives subject to bifurcation in accordance with EITF 85-29 “Convertible Bond with a “Premium Put”.

To the extent that the embedded derivates are determined to exist, the embedded derivatives are bifurcated and accounted for in accordance with U.S. SFAS No. 133. If there are no embedded derivatives present, the Company then considers whether there are beneficial conversion features. To the extent the beneficial conversion features exist, the Company would account for the beneficial conversion features in accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”(“EITF 00-27).

Under U.S. GAAP, in accordance with EITF 00-27, convertible securities with beneficial conversion features or contingently adjustable conversion ratios are recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount to be allocated should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The resulting discount on the convertible security is accreted, as interest expense, from the date the beneficial conversion feature is fixed to the stated redemption date.

All convertible bonds outstanding as of December 31, 2005 contained embedded derivatives features that require bifurcation in accordance with U.S. SFAS No. 133 and the Company bifurcated the embedded derivatives from the host contracts for these convertible bonds. The host bond contract was then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method. The net adjustment between R.O.C. GAAP and U.S. GAAP represents 1) change in fair value of embedded derivatives, and 2) difference between accretion period under both GAAP, and premium or discounts subject to accretion under both GAAP.

k.	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions on U.S. SFAS No.123 (revised 2004), “Share-Based Payment” ( “U.S. SFAS No.123R”), and the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the original provision of U.S. SFAS No.123, “Accounting for Stock-Based Compensation” ( “U.S. SFAS No.123” ). Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. Prior to the adoption of U.S. SFAS No.123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board ( “APB” ) Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25” ). See Note 30c for additional stock-based compensation disclosures.

Under R.O.C. GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation in Taiwan (“ARDF”). The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period. No stock-based compensation expense was recognized under R.O.C. GAAP for the years ended December 31, 2004, 2005 and 2006.

All of the Company’s stock option plans include a provision for a reduction in the exercise price in the event the Company issues additional common shares or issues ADSs at a price lower than the exercise price of a granted stock option. Under APB 25 and its related interpretations, the plans are deemed as variable plan and the Company is required to record compensation expense over the vesting period based on the difference between the exercise price and the current market price at the end of each period. As the Company’s stock options had been out-of-money after being granted through the end of 2005 before APB 25 was replaced by U.S. SFAS No. 123R, the compensation expense remained zero under APB 25.
l.	Treasury stock

U.S. GAAP requires that if the Company acquires shares of its own capital stock for purposes other than retirement, the cost of the acquired stock should be shown separately as a deduction from the total of capital stock, additional paid-in capital, and retained earnings, or charged to the stock account when the reacquired shares have being retired. Gains on sales of the repurchased stock not previously accounted for as constructively retired should be credited to additional paid-in capital; losses should be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise the losses are charged to retained earnings.

Under R.O.C. GAAP, the net gains or losses resulting from the purchase and sale of the Company’s own shares for trading purposes are recorded as non-operating income or losses in the statements of operations. Effective January 1, 2002, purchases or sales of the Company’s own shares are treated as treasury stock transactions with the same requirements under U.S. GAAP. However, due to the timing difference on adoption, the carrying value of the treasury stock under R.O.C. GAAP is different from that under U.S. GAAP.

m.	Reclassification of Capital Account to Accumulated Deficit

Under R.O.C. GAAP, under the approval of shareholders, a company may reclassify its additional paid-in capital account to accumulated deficit.

Under U.S. GAAP, according to SAB Topic 5S, the SEC staff believes a deficit reclassification of any nature is considered to be quasi-reorganization. As such, a company may not reclassify or eliminate a deficit in retained earnings unless all requisite conditions for a quasi-reorganization are satisfied. For the year ended December 31, 2005, the Company reclassified NT$315,704 thousand of its additional paid-in capital to accumulated deficit account. Under U.S. GAAP, this reclassification is reversed.

n.	Earnings per share

Under R.O.C. GAAP, earning per share is calculated as described in Note 2 and Note 22.

Under U.S. GAAP, earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for any stock dividends and stock splits issued subsequently. Other shares issued from un-appropriated earnings, such as stock bonus to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence. Earnings per equivalent American Depositary Share (“ADS”) is calculated by multiplying earnings per share by 10 since one ADS represents 10 common shares.

Under R.O.C. GAAP and U.S. GAAP, outstanding stock options are included in the diluted EPS calculation using the treasury stock method if the inclusion of such would be dilutive. However, U.S. SFAS No. 128, “Earnings per share” provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share. In applying the treasury stock method, the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options. Therefore, the number of shares included in the denominator of the diluted EPS calculation under U.S. GAAP would be different from that under R.O.C. GAAP.

In addition, under R.O.C. GAAP, the number of common shares outstanding as of December 31, 2004 and 2005 were retroactively adjusted beginning in 2006 as a result of the capital reduction that occurred on February 16, 2006. Under U.S. GAAP, as discussed in Note 28 v., the impact of the capital reduction on the number of common shares outstanding was previously retroactively adjusted beginning in 2005. Therefore, the impact of the capital reduction on earnings per share was reversed for the years ended December 31, 2004 and 2005 which resulted in U.S. GAAP based earnings per share of NT$(0.17) and NT$(1.59) for the years ended December 31, 2004 and 2005, respectively. Earnings per share for the year ended December 31, 2006 is NT$0.22 under U.S. GAAP.

The number of weighted average shares outstanding under U.S. GAAP is presented below:

	For the year ended December 31
	2004	2005	2006
Number of common shares outstanding on January 1	2,585,997,762	2,939,170,325	2,915,821,786
Weighted average number of treasury stock	(3,515,795)	(3,515,795)	(3,515,795)
Cancellation of treasury stock on August 8, 2005	(23,348,539)	(23,348,539)	—
Issuance of common shares for exercises of employees’ stock options for the year ended December 31, 2006	—	—	15,465
Issuance of common shares for cash on February 17, 2006 (100,000 shares*318/365)	—	—	87,123
Issuance of 525,000,000 common shares for Global Depositary Shares on April 5, 2004	226,906,653	—	—
Bonds converted to common shares for the year ended December 31, 2004 (80,044,385 shares)	35,997,545	—	—

Basic and dilutive weighted-average number of shares	2,822,037,626	2,912,305,991	2,912,408,579

Note: the shares presented above for the year ended December 31, 2004 and 2005 have been retroactively adjusted for the capital reduction effect as discussed under Note 18.

o.	Plant capacity variances

As permitted under R.O.C. GAAP, all plant capacity expense variances can either be charged to the statement of income or allocated between cost of goods sold and inventory using an appropriate allocation method. The Company’s policy is to report such variances in the statement of income.

Under U.S. GAAP, such plant capacity variances can only be allocated between cost of goods sold and inventory. This has resulted in a increase (decrease) of inventory allowances by NT$24,823 thousand, NT$28,144 thousand and NT$(48,288) thousand as of December 31, 2004, 2005 and 2006, respectively.

p.	Gross profit and operating income

Under R.O.C. GAAP, a number of operating income/expense and manufacturing expense items are presented under the non-operating income/expenses in the statement of income, including the government subsidies for research and development, gain or loss on disposal of property, plant and equipment, inventory loss provision, allowance for prepaid expenses, reimbursement to customers, income from sale of scraped inventory and the reversal of allowance for doubtful accounts. Under U.S. GAAP, the government subsidies for research and development, allowance for prepaid expenses and the reversal of bad debt expense are included in operating income. The inventory loss provisions, reimbursement to customers and income from sale of scraped inventory are included in the gross profit.

q.	Bonuses to employees, directors and supervisors

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

U.S. GAAP requires that such bonuses and remuneration to employees, directors and supervisors be recorded as compensation expense in the period to which they relate. In addition, if the employee bonuses are paid in the form of common stock, the market value of the MXIC’s common stock at the date when criteria for a grant date is met in accordance with U.S. SFAS No. 123R is used to determine the amount of the compensation expense. However, since the form of the payment of the compensation expense is only determinable at the annual shareholders’ meeting, which is generally after the issuance of the Company’s annual financial statement, the compensation expense is initially accrued in accordance with the Company’s Articles of Incorporation in the period to which it relates. The difference between the compensation expense initially recorded and the fair value of the shares issued to settle the accrual, if any, is recorded in the period in which criteria for a grant date is met.

r.	Research and Development Expense

Under R.O.C. GAAP, the Company recorded royalty expenses as the research and development expense in operating expenses. Under U.S. GAAP, the Company stated the royalty expenses as selling expenses, administrative expenses and manufacturing cost, based upon the nature of the royalty expenses. Accordingly, U.S. GAAP basis research and development expenses were NT$2,418,208 thousand, NT$2,784,483 thousand and NT$3,251,261 thousand in 2004, 2005 and 2006.

s.	10% tax on undistributed earnings

Under R.O.C. Tax Law, the undistributed earnings generated after 1997 are subject to a 10% tax. Under R.O.C. GAAP, the Company recorded the 10% tax on undistributed earnings in the year of shareholders’ approval on the retained earnings.

Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the “Task Force”) concluded that, in accordance with Emerging Issues Task Force (“EITF”) 95-10, “Accounting for Tax Credits Related to Dividends in Accordance with U.S. SFAS No. 109”, the 10% tax on undistributed earnings shall be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders. Under U.S. GAAP, there was no effect on the income tax expense for the years ended December 31, 2004 and 2005 as the Company had net losses for tax purposes in both years. However, an amount of additional income tax expense of NT$107,995 thousand for 2006 undistributed earnings was accrued for the year ended December 31, 2006.

In addition, the basis of 10% undistributed earnings tax was amended from tax-basis undistributed earnings to book-basis undistributed earnings in May 2006. As such, the tax rate applied to temporary difference has been changed. The deferred income tax assets/liabilities were computed based on a tax rate of 25% in 2004 and 2005, and, in 2006, the tax rate is changed to either 22.5% or 32.5% being applied to temporary differences as result of differences between tax-basis and book-basis or temporary difference as result of GAAP differences, respectively.

t.	Valuation allowance for deferred tax assets

Under R.O.C. GAAP, a company can determine its valuation allowance for deferred tax assets only based on projections of future operating profits. Under U.S. GAAP, if a company has experienced cumulative losses in recent years, it is not generally able to consider projections of future operating profits for the purpose of determining the valuation allowance for deferred income tax assets. A valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. MXIC began recording operating income from the second quarter of 2006 and the management believes 2007 operating income will be greater than 2006. As such, under R.O.C. GAAP, MXIC released a portion of its valuation allowance in 2006. For U.S. GAAP, MXIC considered and wighted positive and negative evidence and determined that no valuation allowance would be released in 2006. Under U.S. GAAP, the Company’s valuation allowance for deferred tax assets was NT$12,096,447 thousand and NT$8,365,594 thousand as of December 31, 2005 and 2006, respectively.
u.	Consolidated entities

R.O.C. SFAS No.7, “Consolidated Financial Statements”, which requires that the accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of MXIC, and the accounts of investees in which MXIC’s ownership percentage is less than 50% but which MXIC has a controlling interest. Such controlling interest can be established by the company’s majority representation in the Board of Directors even if a company does not have a controlling financial interest through direct or indirect ownership of a majority voting interests.

Under U.S. GAAP, a company is required to consolidate all investees in which a company has a controlling financial interest through direct or indirect ownership of a majority voting interest. A company would not have a controlling financial interest in its investee by majority representation in the Board of Directors alone. Magic Pixel Inc. was consolidated by the Company in 2005 under R.O.C. GAAP. The Company did not have a controlling financial interest in Magic Pixel Inc. and was not consolidated under U.S. GAAP. The deconsolidation of Magic Pixel Inc. resulted in a reduction in cash and cash equivalents of NT$183,278 thousand and revenues of NT$33,699 thousand in 2005. However, in December 2006, the Company lost majority representation in the Board of Directors of Magic Pixel Inc., and accordingly the R.O.C. GAAP consolidated financial statements as of and for the year ended December 31, 2006 included only the operation result but not financial position of Magic Pixel Inc. as of and for the year ended December 31, 2006.

In December 2003, U.S. FASB released Interpretation No. 46R, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46 R”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN46R is effective immediately for VIEs created after December 15, 2003 and to VIEs in which an enterprise obtains an interest after that date. Upon the adoption of FIN 46R, the Company performed its analysis and there is no variable interest entities identified for as defined by FIN 46R. Accordingly, there was no significant effect on the consolidated financial statements upon the adoption of FIN 46R.

v.	Change in capital structure

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

As disclosed in Note 18, on February 16, 2006, the Company cancelled 2,079 million common shares proportionately amongst existing shareholders. The cancellation is effectively a reverse stock split and accordingly has been given retroactive effect in the balance sheet under U.S. GAAP. The number of common shares outstanding under U.S. GAAP amounted to 2,939,170,325, 2,915,821,786 and 2,916,157,808 shares in 2004, 2005 and 2006, respectively.

w.	Compensated absences

Under R.O.C. GAAP, a company is not required to accrue for unused vacation at the end of each year. However, under U.S. GAAP, compensated absences must be accrued based on the liability for employees’ rights to receive compensation for future absences when the following criteria being met,
(1)	The employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered,

(2)	the obligation relates to the rights that vest or accumulated,

(3)	payment of the compensation is probable, and

(4)	the amount can be reasonably estimated.

The following reconciles net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to the differences listed above. Net income (loss) for U.S. GAAP purposes is reconciled as follows:

	Years ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Net income (loss) attributable to shareholders of the parent under R.O.C. GAAP	217,692	(7,027,189)	2,034,048	62,413
Adjustments:
Amortization of net transition obligation of a defined benefit plan	2,696	2,696	3,917	120
Curtailment loss	—	—	(23,237)	(713)
Plant capacity variance	(257,565)	368	(91,279)	(2,801)
Unrealized losses on marketable securities	(21,659)	—	—	—
Other-than-temporary decline in value on marketable securities	(447,995)	1,325,640	—	—
Derivative financial instrument:
Net gains (losses) on derivative financial instruments, including embedded derivatives in convertible bonds	34,005	(31,879)	—	—
10% tax on undistributed earnings	—	—	(107,995)	(3,314)
Accrued compensated absences	—	(4,356)	(65,589)	(2,013)
Impairment loss of long-live assets recognized in different period as a result of GAAP differences	—	901,806	(510,482)	(15,664)
Impairment of goodwill	—	—	(148,625)	(4,560)
Net effect on capitalization of royalty expenses	—	—	20,764	637
Accrual for employee bonuses and remuneration to directors and supervisors	—	—	(205,252)	(6,298)
U.S. GAAP adjustments on equity method investees	—	—	(5,614)	(172)
Stock-based compensation	—	—	(363,906)	(11,166)
Reversal of amortization of goodwill under R.O.C. GAAP	2,028	—	—	—
Reversal of credit balance of long-term equity investment	—	—	25,038	768
Income tax effect of U.S. GAAP adjustments	1,914	197,359	74,228	2,278

Net income (loss) based on U.S. GAAP	(468,884)	(4,635,555)	636,016	19,515

Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities	(1,276,413)	1,149,766	(819,442)	(25,144)
Change in translation adjustment	(127,670)	(26,516)	62,554	1,920

Comprehensive income (loss) based on U.S. GAAP	(1,872,967)	(3,512,305)	(120,872)	(3,709)

For the years ended December 31, 2004, 2005 and 2006, the earnings per share under U.S. GAAP is listed as follows:

	2004	2005	2006
	NT$	NT$	NT$	US$
Basic net income (loss) per share	(0.17)	(1.59)	0.22	0.01

Diluted net income (loss) per share	(0.17)	(1.59)	0.22	0.01

The diluted earnings per share calculation excludes the impact of assuming conversion of convertible bonds into common shares and exercise of stock options for years ended December 31, 2004, 2005 and 2006 due to the anti-dilutive effect. The weighted-average numbers of outstanding anti-dilutive stock options excluded were 329,939 shares for the year ended December 31, 2006.
Gross profit for U.S. GAAP purposes is reconciled as follows:

	For the year ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Gross profit based on R.O.C. GAAP	4,387,976	241,764	7,529,370	231,033
Reclassification of non-operating incomes or losses	918,545	478,129	(83,193)	(2,553)
Amortization of net transition obligation of a defined benefit plan	2,696	2,696	3,917	120
Curtailment loss	—	—	(8,574)	(263)
Impairment loss of long-lived assets recognized in different period as a result of GAAP differences	—	—	(510,482)	(15,664)
Accrued compensated absences	—	(3,652)	(19,385)	(595)
Deconsolidation of Magic Pixel Inc.	—	(31,797)	(285,369)	(8,756)
Accrual for employee bonuses and remuneration to directors and supervisors	—	—	(59,061)	(1,812)
Stock-based compensation	—	—	(119,854)	(3,677)
Plant capacity variance	(257,565)	368	(91,279)	(2,801)

Gross profit based on U.S. GAAP	5,051,652	687,508	6,356,090	195,032

Operating income (loss) based on U.S. GAAP purposes is reconciled as follows:

	Years ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Operating income (losses) based on R.O.C. GAAP	(348,688)	(4,874,559)	1,874,708	57,524
Amortization of net transition obligation of a defined benefit plan	2,696	2,696	3,917	120
Curtailment loss	—	—	(23,237)	(713)
An impairment loss provided for other current assets	—	(141,711)	—	—
Impairment of goodwill	—	—	(148,625)	(4,560)
Net effect on capitalization of royalty expenses	—	—	20,764	637
Impairment loss of long-lived assets recognized in different period as a result of GAAP differences	—	—	(510,482)	(15,664)
Accrued employee bonuses and remuneration to directors and supervisors	—	—	(205,252)	(6,298)
Stock-based compensation	—	—	(363,906)	(11,166)
Accrued compensated absences	—	(4,356)	(65,589)	(2,013)
Deconsolidation of Magical Pixel Inc.	—	69,740	(94,558)	(2,901)
Plant capacity variance	(257,565)	368	(91,279)	(2,801)
Reclassification of non-operating income(loss) to operating income (loss)	938,698	591,460	(7,189)	(221)

Operating income (losses) based on U.S. GAAP	335,141	(4,356,362)	389,272	11,945

Shareholders’ equity for U.S. GAAP purposes is reconciled as follows:

	As of December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Shareholders’ equity
Equity attributable to shareholders of the parent based on R.O.C. GAAP	34,344,673	28,558,400	31,194,665	957,185
Amortization of net transition obligation of a defined benefit plan	(32,343)	(29,647)	(25,730)	(790)
Curtailment loss	—	—	(23,237)	(713)
Adjustment of accumulated other comprehensive income under U.S. SFAS No. 158	—	—	120,712	3,704
Net unrealized losses on available-for-sale securities	294,013	1,375,517	—	—
Net losses on derivative financial instruments, including embedded derivatives in convertible bonds	(31,881)	—	—	—
Reversal of goodwill amortization under R.O.C. GAAP	2,028	2,028	1,298	40
Recognition of goodwill from acquisition of subsidiaries	—	147,894	6,137	188
Income tax effect of U.S. GAAP adjustments	(1,896,300)	(1,698,941)	(1,624,713)	(49,853)
10% tax on undistributed earnings	—	—	(107,995)	(3,314)
Plant capacity variance	11,106	11,475	(79,804)	(2,449)
Stock-based compensation	—	—	22,844	701
Net effect on capitalization of royalty expenses	—	—	20,764	637
Accrued compensated absences	—	(4,356)	(69,945)	(2,146)
Accrued employee bonuses and remuneration to directors and supervisors	—	—	(205,252)	(6,298)
Investment income recognized under equity method	—	—	(5,614)	596
Impairment loss of long-lived assets recognized in different period as a result of GAAP differences	—	901,806	404,992	12,426
Reversal of credit balance of long-term equity investment	—	—	25,038	768

Shareholders’ equity based on U.S. GAAP	32,755,058	29,264,176	29,654,160	909,916

Shareholders’ equity based on U.S. GAAP consists of the following:

	As of December 31
	2005	2006
	NT$000	NT$000	US$000
Common shares	29,158,218	29,161,578	894,801
Additional paid-in capital	14,003,985	14,390,962	441,576
Accumulated deficit	(15,272,695)	(14,636,872)	(449,122)
Accumulated other comprehensive income	1,533,728	897,552	27,541
Treasury stock	(159,060)	(159,060)	(4,880)

Total of shareholders’ equity based on U.S. GAAP	29,264,176	29,654,160	909,916

Accumulated other comprehensive income consists of the following:

	As of December 31
	2005	2006
	NT$000	NT$000	US$000
Unrealized gain (losses) on marketable securities	1,498,202	678,760	20,827
Adjustment for adoption of U.S. SFAS No. 158	—	120,712	3,704
Cumulative translation adjustments	35,526	98,080	3,010

Total	1,533,728	897,552	27,541

Domestic and international components of pre-tax income (loss) are as follows:

	Years ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Domestic	(83,898)	(4,089,772)	420,757	12,910
International	(357,452)	(554,896)	169,816	5,211

Total	(441,350)	(4,644,668)	590,573	18,121

A reconciliation of the significant differences between the expected income tax expense (benefit) and the income tax expense (benefit) is as follows:

	Years ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Expected income tax expense (benefit)	42,459	(1,588,535)	113,462	3,481
Additional income tax due to different tax rate under U.S. GAAP and effects of rate changes	(1,638,533)	(806,027)	2,486,294	76,290
Tax credit forfeited (earned)	(294,120)	611,131	1,232,880	37,830
Change in valuation allowance	1,997,992	1,793,997	(3,730,851)	(114,478)
Others	(74,931)	7,488	(68,026)	(2,087)

Income tax expense	32,867	18,054	33,759	1,036

As of December 31, 2005 and 2006, the inventory based on U.S.GAAP were NT$3,596,872 thousand and NT$4,110,697 thousand, respectively.

29	Summarized Financial Information of Equity-Method Investees

The following table presents summarized financial information in accordance with U.S. GAAP for equity-method investees with an ownership percentage between 20-50% as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006:

	Years ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Current assets	435,455	211,515	385,281	11,822
Non-current assets	85,088	58,102	40,730	1,250
Current liabilities	167,460	87,097	132,189	4,056
Non-current liabilities	18,423	1,690	933	29
Total shareholders’ equity	334,660	180,830	292,889	8,987

	Years ended December 31
	2004	2005	2006
	NT$000	NT$000	NT$000	US$000
Net sales	466,717	209,908	717,023	22,001
Gross profit	158,614	78,062	308,825	9,476
Net income (loss)	(154,804)	(116,445)	79,312	2,434
30. Additional Disclosures
a.	New Accounting Pronouncements
U.S. GAAP
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal year of 2007. The Company is currently evaluating the provisions of FIN48 and has not yet completed its determination of the impact of adoption on the Company’s financial position or results of operation.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact that the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations and is not yet in a position to determine such effects.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements Nos. 87, 88, 106, and 132R” (SFAS No. 158). Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end. The Company adopted all requirements of SFAS No. 158 in fiscal year 2006. Upon adoption of SFAS No. 158, the Company recognized an increase to accumulated other comprehensive income of NT$120,712 thousand as of December 31, 2006.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements on fiscal years ending after November 15, 2006. Adoption of this guidance did not materially impact the Company’s financial statements.
On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under this Standard, the Company may choose to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This selection is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

b.	Marketable securities

Under U.S. GAAP, the available-for-sale securities as of December 31, 2005 and 2006 were as follows:

	As of December 31
	2005		2006
	Market value	Cost	Market value		Cost
	NT$000	NT$000	NT$000	US$000	NT$000	US$000
Classified as AFS –current:
Bond funds	—	—	215,113	6,601	213,034	6,537
Government Bonds with Repurchase Agreements	—	—	555,000	17,030	555,000	17,030
Stock funds	—	—	17,980	552	20,020	614

Subtotal	—	—	788,093	24,183	788,054	24,181

Classified as AFS –non-current:
Publicly-traded common stock	2,245,220	747,019	1,433,497	43,986	754,776	23,160

As of December 31, 2005 and 2006, available-for-sale securities of the Company were as follows:

2005
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
(In Thousands)
Publicly-traded common stocks	747,019	1,498,201	—	2,245,220

	2006
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	NT$	NT$	NT$	NT$
	(In Thousands)
Bond funds	213,034	2,079	—	215,113
Government Bonds with Repurchase Agreements	555,000	—	—	555,000
Stock funds	20,020	—	(2,040)	17,980
Publicly-traded common stocks	754,776	678,721	—	1,433,497
Total	1,542,830	680,800	(2,040)	2,221,590
Realized gains from sale of securities classified as available-for-sale for the years ended December 31, 2004, 2005 and 2006 were NT$243,497 thousand, NT$531,378 thousand and NT$178,124 thousand, respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.
The following table shows the gross unrealized losses and fair value of the Company’s investment with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, on December 31, 2006:

	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000

Classified as AFS-current:
Bond funds	—	—	—	—	—	—
Government Bonds with Repurchase Agreements	—	—	—	—	—	—
Stock funds	17,980	(2,040)	—	—	17,980	(2,040)
Classified as AFS-non-current:
Publicly-traded common stock	—	—	—	—	—	—
The gross unrealized losses related to stock funds were due to changes in fair market value. The company believes that none of the unrealized losses represented an other-than-temporary impairment based on its evaluation of available evidence as of December 31, 2006.

As of December 31, 2005, the market price of Tower of US$1.45 was significantly below the Company’s average cost basis of US$2.26 for a prolonged period of time without indicators of a near-term recovery. Accordingly, the Company concluded the decline in the market value of Tower’s shares was other-than-temporary. On a U.S. GAAP basis, an impairment charge of NT$210,843 thousand (US$6,428 thousand) was recognized, based on the difference between Tower’s market price of US$1.45 per share and average cost of Tower’s share of US$2.26 per share on December 31, 2005. An other-than-temporary impairment from decline in the market value of Tower’s shares of NT$447,995 thousand was recognized in 2004.

The aggregate carrying amount of the Company’s cost method investments totaled NT$298,690 thousand as of December 31, 2006 and were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of Statement 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

c.	Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. SFAS No. 123 (revised 2004), “Share-Based Payment” (“U.S. SFAS No. 123R”), using the modified prospective transition method and therefore has not restated the results for prior periods. Under the transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”). Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense. Forfeitures do not include vested options that expire unexercised. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R. The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of four years. Prior to the adoption of SFAS No. 123R, the Company accounted for awards granted under the intrinsic value method prescribed by U.S. Accounting Principle Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB No. 107”) regarding the SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R. No cumulative effect adjustment resulted from the adoption of U.S. SFAS No. 123R since the Company accounted for awards granted under the intrinsic value method and no amounts were recorded in the financial statements prior to January 1, 2006.

Total compensation cost resulting from the adoption of U.S. SFAS No. 123R was NT$386,750 thousand, including NT$22,844 thousand capitalized as part of the cost of inventory. Accordingly, income before income tax and net income for the year ended December 31, 2006 were NT$363,906 thousand lower than if the Company had continued to account for stock-based compensation under APB No. 25. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was a decrease of NT$0.12. The pro forma tables reflect net income and basic and diluted net earnings per share for the years ended December 31, 2004 and 2005 in accordance with the fair value method provision of U.S. SFAS No. 123 are as follows:

	Years ended December 31
	2004	2005
	NT$000	NT$000
Net loss under U.S. GAAP	(468,884)	(4,635,555)
Less: stock-based compensation expense	(338,091)	(513,301)
Pro forma net loss	(806,975)	(5,148,856)

	Years ended December 31
	2004	2005
	NT$	NT$
Earnings per share:
As reported under US GAAP
Basic EPS	(0.17)	(1.59)

Diluted EPS	(0.17)	(1.59)

Pro forma
Basic EPS	(0.29)	(1.77)

Diluted EPS	(0.29)	(1.77)

Please refer to Note 19 of the Consolidated Financial Statement for other general terms of MXIC’s and BMC’s Employee Stock Option Plans, such as the maximum contractual term and the number of shares authorized for each stock option plan, as well as the supplemental information such as outstanding options as of December 31, 2006.
The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. Risk-free interest rate is based on the time deposit interest rate from the Bank of Taiwan. The Company uses the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected terms. Expected volatilities are based on historical volatility for a period equal to the options’ expected term when the Company has sufficient historical data as a public company. The dividend yield is zero as the Company provides a reduction of exercise price at an amount equal to cash dividend paid, if any.
The weighted average remaining contractual term and aggregate intrinsic value of options under the foregoing plans as of December 31, 2006 were as follows:

		Weighted-Average
		Remaining
	Weighted-Average	Contractual	Aggregate
	Exercise Price	Term	Intrinsic Value
	NT$	In Years	NT$000
MXIC:
Options outstanding	16.05	3.3	448,146
Vested or expected to vest	16.58	3.1	297,146
Options exercisable	18.34	2.5	42,358

BMC:
Options outstanding	10.86	4.3	—
Vested or expected to vest	11.46	3.9	—
Options exercisable	12	3.6	—
As of December 31, 2006, the number of vested or expected to vest options was 420,502 thousand units for MXIC, and 60 thousand units for BMC.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between MXIC’s stock closing price on the last trading date of the year ended December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006.

Total intrinsic value of options exercised in the years ended December 31, 2004, 2005 and 2006 was zero, zero and NT$223 thousand, respectively. As of December 31, 2006, there was NT$264,225 thousand of total unrecognized compensation expense related to non-vested share-based compensation arrangement granted under the plan is expected to be recognized over a weighted-average period of 1.86 years. The cash received from exercise of share options was zero, zero and NT$3,096 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

APPENDIX A
GLOSSARY OF TECHNICAL TERMS

AND circuit	A circuit which has two or more input signal gates and which delivers an output only if and when every input signal gate is energized simultaneously.

ASIC	Application Specific Integrated Circuit. A custom designed integrated circuit that performs specific functions which would otherwise require a number of commodity integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

ASSP	Application Specific Standard Product. A standard integrated circuit designed for a specific product or application, such as a VCR or microwave.

ATA	AT attachment, or Advanced Technology Attachment. The specification for an Integrated Device Electronics interface which is a type of hardware interface widely used to connect various peripheral devices to a personal computer.

BIOS	Basic Input Output System. This software controls the basic power-up functioning of a computer system.

CD-ROM	Compact Disc used for data storage on a read-only basis.

CD-R/W	CD-recordable and rewritable. Originally called CD-erasable”, CD-RW can be erased and new information can be re-recorded onto the same physical location on the disc by a CD-RW recorder.

DAM	Digital Answering Machine.

Die	A piece of a semiconductor wafer containing the circuitry of a single chip.

DINOR	Divided bit-line NOR Mitsubishi-patented Flash architecture used in its Flash memory product line. DINOR offers the high-speed random-access capability of the NOR architecture, without NOR’s over-erase problems or the need to set all bits to zero before erase. It also offers the high-density and single power-supply characteristics of the NAND Flash architecture. Programming occurs at a lower threshold voltage than erase in the DINOR Flash architecture, the opposite of the NOR architecture.

DRAM	Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source. DSPs are parallel processors used for high complexity, high-speed real-time computations in a wide variety of applications, including digital cell telephone systems and data compression systems.

Embedded Flash controller	A device which incorporates Flash memory on which other devices rely for access to a computer system. A disk controller, for example, controls access to one or more disk drives, managing physical and logical access to the drive or drives.

EPROM	Erasable Programmable ROM. Nonvolatile memory which can be reprogrammed by removing the device from the system, erasing the data through exposure to ultraviolet light and reprogramming and reinstalling the device in the system.

EEPROM	Electrically Erasable Programmable ROM. Similar to EPROM, except that it can be erased electronically before being reprogrammed.

Ethernet	A type of LAN.

Flash Memory	A type of non-volatile memory, similar to an EEPROM in tint it is erasable and reprogrammable. The difference is that it can be erased and reprogrammed in the electronic system into which the Flash memory chip has been incorporated.

GPS	Global Positioning Satellite System. A network of satellites that provides precise location determination to receivers.

GSM	Global System for Mobile Communications. A standard for digital mobile telephone networks.

GUI	Graphics User Interface. An interface which allows operation of a computer by manipulating graphical icons and windows (usually by pointing and clicking a mouse) rather than using text commands.

HDD	Hard Disk Drive. An electro-mechanical device that records data onto spinning rigid magnetic disks in discrete data blocks each of which can be randomly accessed. The primary mass storage device of a computer.

Integrated Circuit	A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are just very complicated integrated circuits with thousands of transistors.

LAN	Local Area Network. A short distance network designed to connect computers within a localized environment to enable the sharing of databases and other communications.

LCD	Liquid Crystal Display. A type of display that uses a liquid compound with a polar molecular structure, sandwiched between two transparent electrodes. When an electric field is applied, the molecules align with the light passing through it. A polarized filter laminated over the electrodes can selectively “turn on” a cell or a pixel, containing the liquid crystal material, turning it dark.

Logic Product	A product that contains digital integrated circuits that process, rather than store, information.

Mask	A piece of glass on which an integrated circuit’s circuitry design is laid out. Integrated circuits may require up to 20 different layers of design each with its own Mask. In the integrated circuit production process a light shines through the Mask leaving an image of the design on the wafer.

Mb	Mega Bit. One million (or 1,048,576) bits as a unit of data size or memory capacity.

Memory	A group of integrated circuits that a computer uses to store data and programs, such as ROM, RAM, DRAM and SRAM.

MHz	Megahertz. One million cycles per second. Typically measures the clock speed of microprocessors.

Micron	1/25,000 of an inch. Circuitry on an integrated circuit typically follows lines that are less than one micron wide.

Motherboard	The main piece of circuitry inside a personal computer.

MP3	Motion Picture Experts Group-I, Audio Layer 3. A digital data compression and storage technology for music.

NAND circuit	Not AND. A logic circuit whose output signal is a logical 1 if any of its input signals is a logical 0 and the output signal of which is a logical 0 if all of its input signals are logical 1s.

Nonvolatile memory	Memory products which retain their data content without the need for constant power supply.

NOR circuit	Not OR. A logic circuit in which an output signal appears only when a signal is absent from all of its input gates.

OR circuit	A logic circuit in which the output signal is a logical 1 if any one or more of its input signals is a logical 1.

PAC	Paired Array Contact.

PCMCIA cards	Personal computer cards, standardized by Personal Computer Memory Card International of San Jose, California or credit card sized, removable modules for portable computers.

PDA	Personal Digital Assistant. A hand-held multifunctional minicomputer used for, among other things, word processing, name card retention and appointment calendars.

PHS	Personal Hand Set. A lower capability but less expensive mobile telephone communications system currently achieving substantial consumer acceptance in Japan.

PROM	Programmable Read-Only Memory. Similar to ROM in that once programmed it can be “read only” and not changed. Programmable ROM enables customers to program the integrated circuits themselves, rather than it being programmed when it is manufactured. The programming is possible because of a series of fuses in the circuitry that can be selectively blown to create a unique type of data.

RAM	Random Access Memory. A type of volatile memory, forming the main memory of a computer where applications and files are run.

ROM	Read-Only Memory. Memory that is programmed by the manufacturer and cannot be changed. Typically, ROM is used to provide start-up data when a computer is first turned on.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. (Metals always conduct and insulators never conduct, but semiconductors sometimes conduct.) Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or electric charge. Therefore, a semiconductor’s ability to conduct can be turned on or off by manipulating those charges and this allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor chips today because it is relatively inexpensive and easy to create.

SMIF Box System	Standard Mechanical Interface Box System. A system which links process microenvironments so that a wafer is never exposed to room air. With a SMIF Box System, traditional environmental conditions are replaced with a microenvironment that can be pressurized with air or nitrogen to keep out room air.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

STB	Set top box. A device to differentiate signals from television and multimedia service providers.

SXGA	Super Extended Graphics Array. An enhanced set of Video Graphics Array standards that is capable of displaying an image ranging from 768 x 1024 pixels to 1024 x 1280 pixels.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits and semiconductors.

VCD	Video Compact Disk.

Volatile memory	Memory products which lose their data content when the power supply is switched off.

Wafer	Thin, round, flat piece of silicon that is the base of most integrated circuits.

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Articles of Incorporation of the Company (English translation).*

2a.1
Amended and Restated Deposit Agreement, dated as of February 7, 2002, among the Company, The Bank of New York, as depositary, and Holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (1)

8.1	List of subsidiaries of the Company.*

11.1	Code of Business Conduct and Ethics.*

12.1	Certification of our President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of our Associate Vice President, Finance Department, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of our President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of our Associate Vice President, Finance Department, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed with this Form 20-F.

(1)	Incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (File No. 333-8602) filed with the Commission on February 7, 2002.